As confidentially submitted to the U.S. Securities and Exchange Commission on March 8, 2022 as Amendment No. 2 to the draft registration statement.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Woodside Petroleum Ltd.

(Exact Name of Registrant as Specified in its Charter)

Australia	1311	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Woodside Petroleum Ltd.

Mia Yellagonga, 11 Mount Street

Perth, Western Australia 6000

Australia

(618) 9348 4087

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Woodside Energy (USA) Inc.

3040 Post Oak Blvd Floor 18, Suite 1800-124

Houston, TX 77056

(713) 401-0000

(Name, address, including zip code, and telephone number, including area code, of agent of service)

With copies to:

Robert L. Kimball

Scott D. Rubinsky

Vinson & Elkins L.L.P.

2001 Ross Avenue, Suite 3900

Dallas, Texas 75201

(214) 220-7700

Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after the effective date of this registration statement and upon completion of the merger described in the accompanying prospectus.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Indicate by checkmark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price Per Share(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fees(4)
Ordinary Shares, no par value per share		N/A

(1)

The securities being offered hereby will be issued in the form of (i) ordinary shares, no par value per share (the “Woodside Shares” and such Woodside Shares, the “New Woodside Shares”) of Woodside Petroleum Ltd. (“Woodside”) and (ii) American Depositary Shares, each representing one New Woodside Share (the “New Woodside ADSs”). The New Woodside ADSs will be issuable upon the deposit of New Woodside Shares with Citibank, N.A., acting as the depositary of the registrant, and will be registered under a registration statement on Form F-6 to be filed with the U.S. Securities and Exchange Commission prior to the issuance of the New Woodside Shares pursuant to this registration statement.

(2)

Represents an estimate as of                 2022, of the maximum number of New Woodside Shares issuable upon completion of the transactions contemplated by the Share Sale Agreement by and between Woodside and BHP Group Ltd, dated 22 November 2021, as further described in this registration statement. The estimated number of New Woodside Shares is calculated pursuant to the following formula: 970,598,757 (being the agreed-upon fully-diluted number of Woodside Shares outstanding at the signing date) multiplied by a fraction, the numerator of which is 48 and denominator of which is 52, and then adding to that product an estimate of the adjustments for (a) any dividends expected to be paid on Woodside Shares before closing and (b) any issuance of additional Woodside Shares from certain permitted equity raises before closing. Pursuant to Rule 416 under the Securities Act of 1933 (the “Securities Act”), this registration statement also covers an indeterminable number of additional Woodside Shares as may be issuable as a result of share splits, share dividends or similar transactions.

(3)

Pursuant to Rule 457(f) and Rule 457(c) under the Securities Act, and estimated solely for the purpose of computing the amount of the registration fee, the proposed maximum aggregate offering price is based on $                , which is the $                 book value of BHP Petroleum International Pty Ltd computed as of 31 December 2021.

(4)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $92.70 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On 17 August 2021, Woodside Petroleum Ltd. (“Woodside”) publicly announced its entry into a merger commitment deed (the “Merger Commitment Deed”) with BHP Group Ltd (“BHP”) to facilitate the combination of their respective oil and gas portfolios through an all-stock merger. The Merger Commitment Deed outlined a process by which Woodside and BHP intended to progress the Merger (as defined below). On 22 November 2021, Woodside and BHP publicly announced they had entered into a share sale agreement (the “Share Sale Agreement”) under which, and subject to the terms and conditions therein, Woodside (or its nominee) will acquire all of the ordinary shares in BHP Petroleum International Pty Ltd (“BHP Petroleum”), a wholly owned subsidiary of BHP that will hold the oil and gas assets of BHP, in exchange for the issuance of new ordinary shares of Woodside, no par value per share (the “Woodside Shares”) and the Completion Payment (as defined below) (subject to adjustment). The Merger effected under the Share Sale Agreement will have an effective time of 11:59 p.m. AEST on 30 June 2021 (the “Effective Time”).

Immediately upon closing of the Merger pursuant to the Share Sale Agreement, the Woodside Shares issued under the Share Sale Agreement (the “New Woodside Shares”) will be issued by Woodside to BHP to be distributed by BHP to eligible holders of ordinary shares of BHP Group Ltd, with no par value per share (the “BHP Shares”), via an in-specie dividend, or to a nominee appointed by BHP following consultation with Woodside (the “Sale Agent”) to receive and sell New Woodside Shares comprising the Share Consideration attributable to the Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders (if applicable).

At its annual general meeting to be held on 19 May 2022 (the “Woodside Shareholders Meeting”), Woodside is proposing a resolution to change its name from “Woodside Petroleum Ltd.” to “Woodside Energy Group Limited.” If approved, this change is expected to take effect shortly after the Woodside Shareholders Meeting. Woodside has also applied to change its ticker symbol on the Australian Securities Exchange (the “ASX”) from “WPL” to “WDS.”

The information contained in this prospectus is not complete and may be changed. The registration statement relating to the securities described in this prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED                      2022

PROSPECTUS OF WOODSIDE PETROLEUM LTD.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

MERGER PROPOSED

On 17 August 2021, Woodside Petroleum Ltd. (“Woodside”) publicly announced its entry into a merger commitment deed (the “Merger Commitment Deed”) with BHP Group Ltd (“BHP”) to facilitate the combination of their respective oil and gas portfolios through an all-stock merger. The Merger Commitment Deed outlined a process by which Woodside and BHP intended to progress the Merger (as defined below).

On 22 November 2021, Woodside and BHP publicly announced they had entered into a share sale agreement (the “Share Sale Agreement”) (together with an Integration and Transition Services Agreement which sets out the parties’ obligations in relation to separation, transition and integration of BHP’s oil and gas portfolio with Woodside’s oil and gas portfolio) under which, and subject to the terms and conditions therein, Woodside (or its nominee) will acquire all of the ordinary shares in BHP Petroleum International Pty Ltd (“BHP Petroleum”), a wholly owned subsidiary of BHP that holds the oil and gas assets of BHP, in exchange for the issuance of new ordinary shares of Woodside, no par value per share (the “Woodside Shares”) and the Completion Payment (as defined below) (subject to adjustment). Immediately upon the closing of the Merger pursuant to the Share Sale Agreement (“Implementation”), the Woodside Shares issued under the Share Sale Agreement (the “New Woodside Shares”) will be issued by Woodside to BHP to be distributed by BHP to eligible holders of ordinary shares, with no par value per share, of BHP Group Ltd (the “BHP Shares”) via an in-specie dividend. Woodside refers to the combination of the oil and gas business of BHP with and into Woodside and the other transactions contemplated in the Share Sale Agreement, including the payment or distribution of Woodside Shares to BHP Shareholders upon Implementation, as the “Merger,” and refers to the New Woodside Shares to be issued in the Merger as the “Share Consideration.” The Merger effected under the Share Sale Agreement will have an Effective Time of 11:59 p.m. AEST on 30 June 2021.

Upon Implementation, BHP Shareholders as of the Distribution Record Date (as defined below) will be entitled to, in aggregate, 901,523,720 New Woodside Shares representing approximately 48% of the outstanding Woodside Shares following the Merger (based on the number of Woodside Shares outstanding on 22 November 2021, as adjusted for the Woodside Dividend (as defined below) paid on 24 September 2021, and assuming that no additional Woodside Shares are issued in connection with an equity raise permitted under the Share Sale Agreement (a “Permitted Equity Raise”) nor further declaration of Woodside Dividends will occur prior to Implementation), with each BHP Shareholder being entitled to 0.1781 New Woodside Shares in respect of each BHP Share that the BHP Shareholder owns (based on the number of BHP Shares outstanding on 22 November 2021). The actual number of New Woodside Shares that will be issued and to which each BHP Shareholder will be entitled with respect to each BHP Share will be determined as at the applicable record date for the distribution, prior to Implementation, which will be set by BHP and referred to as the “Distribution Record Date.”

The value of the Share Consideration will fluctuate with the market price of Woodside Shares. You should obtain current share price quotations for Woodside Shares on the Australian Securities Exchange (“ASX”). Based on the number of Woodside Shares and BHP Shares outstanding on 22 November 2021, and based on the closing price of Woodside Shares on the ASX of A$22.11 on 19 November 2021, the implied value of the Share Consideration per BHP Share represented approximately A$3.94, or $2.86 (converted into dollars based on the exchange rate for such day reported by the Board of Governors of the U.S. Federal Reserve System (the “FRB”) of $0.7257 = A$1.00). Based on the number of Woodside Shares and BHP Shares outstanding on 22 November 2021, and based on the closing price of Woodside Shares on the ASX of A$21.18 on 16 August 2021, the date before the public announcement of entry into the Merger Commitment Deed, the implied value of the Woodside Share distribution per BHP Share represented approximately A$3.77, or $2.77 (converted into dollars based on the exchange rate for such day reported by the FRB of $0.7339 = A$1.00). Eligible holders of American Depositary Shares representing BHP Shares (the “BHP ADSs”) will receive a number of American Depositary Shares, each representing one New Woodside Share (the “New Woodside ADSs”), that corresponds to the New Woodside Shares received on the BHP Shares represented by BHP ADSs (subject to payment of taxes and applicable Woodside Depositary and BHP Depositary (each as defined below) fees and expenses). No fractional New Woodside Shares or New Woodside ADSs will be issued or delivered to holders of BHP Shares or BHP ADSs. Any fractional entitlements to New Woodside Shares will be rounded down to the nearest whole number and aggregated and sold by the Sale Agent (as defined below) and the proceeds retained by BHP. Any fractional entitlements to New Woodside ADSs will be aggregated and sold by Citibank, N.A. (the “BHP Depositary”), and the net cash proceeds (after deduction of applicable fees, taxes and expenses) will be distributed to the BHP ADS holders entitled thereto.

The Woodside Shares are listed on the ASX under the ticker symbol “WPL.” Woodside has applied to change its ticker symbol on the ASX from “WPL” to “WDS.” No trading market exists in the United States for the Woodside Shares. Woodside has established an American Depositary Receipt program (the “Woodside ADR Program”) for American Depositary Shares representing Woodside Shares (the “Woodside ADSs”), for which Citibank, N.A. is the depositary (the “Woodside Depositary”), with each Woodside ADS representing one Woodside Share. A registration statement on Form F-6 (Registration No. 333-201669) was filed with the SEC on 23 January 2015 and declared effective 9 February 2015, with respect to existing American Depositary Shares representing Woodside Shares (the “Existing Woodside ADSs”). Existing Woodside ADSs currently trade on the U.S. over-the-counter market through a sponsored ADR facility under the symbol “WOPEY.” Woodside intends to apply to list the Woodside ADSs on the NYSE under the symbol “WDS” and to file a registration statement on Form F-6 with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the New Woodside ADSs (the “F-6 Registration Statement”) and to amend the Woodside Deposit Agreement (as defined below) for the Woodside ADR Program to, among other things, reflect Woodside’s status as an SEC reporting company and certain regulatory changes in Australia and in the United States. Following Implementation, the Woodside Shares will continue to be listed on the ASX and are expected to be listed on the London Stock Exchange plc (the “LSE”).

BHP ADSs are traded on the NYSE under the symbol “BHP,” with each BHP ADS representing two BHP Shares. Each holder of BHP ADSs will receive in the Merger, in lieu of New Woodside Shares, New Woodside ADSs. Holders of BHP ADSs will not be able to trade the New Woodside Shares underlying the New Woodside ADSs received as Share Consideration for the BHP ADSs before such New Woodside Shares are deposited with the Woodside Depositary and the New Woodside ADSs are issued and delivered to the BHP ADS holders. BHP Shares and BHP ADSs will not be exchanged or cancelled in the Merger, but will continue to represent an interest in BHP without the oil and gas assets in BHP. Following Implementation, BHP Shareholders as of the Distribution Record Date that are not Ineligible Foreign BHP Shareholders or Relevant Small Parcel BHP Shareholders (“Participating BHP Shareholders”) will hold both New Woodside Shares and BHP Shares, and holders of BHP ADSs will hold both New Woodside ADSs and BHP ADSs.

There can be no assurances regarding the prices at which Woodside Shares or New Woodside ADSs (as applicable) will trade following Implementation of the Merger, including whether the New Woodside ADSs will trade at the equivalent prices at which the Woodside Shares traded prior to the Merger or at which the Woodside Shares may trade following Implementation of the Merger.

The Merger cannot be completed without the satisfaction (or waiver, if permitted) of the several conditions precedent under the Share Sale Agreement (the “Conditions”) by 30 June 2022 (or an agreed later date), including approval by certain regulatory and competition authorities, approval of the shareholders of Woodside (the “Woodside Shareholders”), the issuing of a report with “best interests” conclusions (the “Independent Expert’s Report”) by KPMG Financial Advisory Services (Australia) Pty Ltd (“KPMG”), the independent expert appointed by Woodside (the “Independent Expert”), and the completion of the Restructure of certain of BHP’s subsidiaries. If all Conditions of the Merger are satisfied, including approval by Woodside Shareholders, then (i) 100% of the issued share capital of BHP Petroleum International Pty Ltd will be transferred to Woodside (or its nominee), and BHP Petroleum will become a wholly owned subsidiary of Woodside, (ii) Woodside will pay BHP the Purchase Price (as defined below), including the Share Consideration of approximately 901,523,720 New Woodside Shares in the aggregate which will be issued to BHP, (iii) BHP will immediately distribute to BHP Shareholders (or the Sale Agent in the case of all Ineligible Foreign BHP Shareholders (as defined below) and Relevant Small Parcel BHP Shareholders (as defined below)) as of the Distribution Record Date the Share Consideration, pro rata to their respective ownership of BHP (as more fully defined herein, the “Distribution Entitlement”), and (iv) Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders will receive a cash payment from proceeds of the sale of the New Woodside Shares in lieu of receiving New Woodside Shares. See the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Share Consideration.” From the date of their issuance, the New Woodside Shares received as Share Consideration will be fully paid and rank equally with the Woodside Shares outstanding prior to Implementation of the Merger (the “Existing Woodside Shares”).

Woodside expects to hold a meeting of its shareholders at Perth Convention & Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia, Australia, on 19 May 2022 at 10:00 a.m. (AWST) time (the “Woodside Shareholders Meeting”) to vote on the issuance by Woodside of the New Woodside Shares. As a holder of BHP Shares or BHP ADSs, you are not permitted to vote at the Woodside Shareholders Meeting. THIS PROSPECTUS IS NOT A PROXY STATEMENT. WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

More information about Woodside, BHP Petroleum, the Share Sale Agreement, the Merger and the Woodside Shareholders Meeting can be found elsewhere in this prospectus. In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 42.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                      2022.

ABOUT THIS PROSPECTUS

This prospectus forms a part of the registration statement on Form F-4 (Registration No. 333-            ) filed with the SEC on or about the date of this prospectus and constitutes a prospectus of Woodside under Section 5 of the Securities Act of 1933 (the “Securities Act”) with respect to the issuance of the New Woodside Shares to be delivered to BHP in exchange for all of the issued share capital of BHP Petroleum International Pty Ltd pursuant to the Share Sale Agreement and distributed by BHP to BHP Shareholders (or a nominee appointed by BHP following consultation with Woodside (the “Sale Agent”) to receive and sell New Woodside Shares comprising the Share Consideration attributable to the Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders, if applicable) in the form of New Woodside Shares.

Such New Woodside Shares that are issued with respect to the BHP Shares represented by the BHP ADSs will be deposited with the Woodside Depositary. The Woodside Depositary will issue the New Woodside ADSs representing the New Woodside Shares in connection with the Merger to the BHP Depositary for distribution to the BHP ADS holders.

At Implementation, each BHP Shareholder, as further described herein, will be entitled to a number of New Woodside Shares or New Woodside ADSs (as applicable) determined in accordance with the Share Sale Agreement. A registration statement on Form F-6 (Registration No. 333-201669) was filed with the SEC on 23 January 2015 and declared effective 9 February 2015 with respect to the Existing Woodside ADSs. Existing Woodside ADSs currently trade on the U.S. over-the-counter market through a sponsored ADR facility under the symbol “WOPEY.” Woodside intends to apply to list the Woodside ADSs, including those issued to the holders of BHP ADSs in connection with the Merger, on the NYSE under the symbol “WDS,” to file the F-6 Registration Statement with the SEC with respect to the Woodside ADSs, and to amend the Woodside Deposit Agreement for the Woodside ADR Program to, among other things, reflect Woodside’s status as an SEC reporting company and certain regulatory changes in Australia and in the United States. The Amended and Restated Deposit Agreement, dated as of 11 February 2015 (the “2015 Deposit Agreement”) and the form of Amendment No. 1 to the Amended and Restated Deposit Agreement (the “Woodside Deposit Agreement Amendment” and the 2015 Deposit Agreement, as so amended, the “Woodside Deposit Agreement”), will be attached as exhibits to the F-6 Registration Statement.

Neither Woodside nor BHP Petroleum has previously filed periodic reports, statements or other information with the SEC except for limited Woodside filings in connection with the Merger. All important business and financial information about Woodside and BHP Petroleum as of the date of this prospectus have been included in or delivered with this prospectus. Woodside is not incorporating by reference any information with respect to Woodside, BHP or BHP Petroleum into this prospectus other than the exhibits filed with Woodside’s registration statement on Form F-4, of which this prospectus forms a part.

You may ask any questions about the Merger or request copies of documents relating to the Merger, without charge, upon oral or written request to Woodside at Mia Yellagonga, 11 Mount Street, Perth, Western Australia 6000, Australia, (61 8) 9348 4087 or merger@woodside.com.au or             ,             or            . To obtain timely delivery of requested materials, you must request the information no later than five business days prior to the date of the Woodside Shareholders Meeting.

All information contained in this prospectus with respect to Woodside and the Merged Group has been provided by Woodside (except to the extent that such information relates solely to BHP Petroleum). All information contained in this prospectus with respect to BHP and BHP Petroleum have been provided by BHP. You should rely only on the information contained in this prospectus as having been authorized by Woodside, BHP or BHP Petroleum. No one has been authorized to provide you with information that is different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus unless the information specifically indicates that another date applies. The information contained on any website referenced in this prospectus is not incorporated by reference into this prospectus and should not be considered part of this prospectus. Neither the mailing or delivery of this prospectus nor Woodside’s issuance of New Woodside Shares pursuant to the Merger will create any implication to the contrary.

i

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, including any New Woodside Shares or New Woodside ADSs, in any jurisdiction in which it is unlawful to make any such offer or solicitation in such jurisdiction.

You should not construe the contents of this prospectus as legal, tax or financial advice. You should consult with your own legal, tax, financial or other professional advisers. All summaries of, and references to, the agreements governing the terms of the transactions described in this prospectus are qualified by the full copies of and complete text of such agreements in the forms attached hereto as annexes or filed as exhibits to the registration statement of which this prospectus is a part. Unless otherwise specified, currency amounts referenced in this prospectus are in U.S. dollars.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

DISCLAIMER AND IMPORTANT NOTICES

Service of Process and Enforceability of U.S. Securities Law

Woodside is a public limited company organized under the laws of Australia, and its corporate headquarters will remain in Australia following Implementation of the Merger. Many of Woodside’s directors (the “Woodside Directors”) and officers are, and following the Merger will be, residents of jurisdictions outside the United States. In addition, although Woodside will, following Implementation of the Merger, have substantial assets in the United States, the majority of Woodside’s assets and a large proportion of the assets of certain Woodside Directors and officers will be located outside the United States.

As a result of the foregoing, U.S. investors may find it difficult in a lawsuit based on the civil liability provisions of the United States federal securities laws:

(1)	to effect service within the United States upon Woodside and Woodside’s Directors and officers that are located outside the United States;

(2)	to enforce in United States courts or outside the United States, judgments obtained against those persons in United States courts;

(3)	to enforce, in United States courts, judgments obtained against those persons in courts in jurisdictions outside the United States; and

(4)

to enforce against those persons in Australia, whether in original actions or in actions for the enforcement of judgments of United States courts, civil liabilities based solely upon the United States federal securities laws.

Historical Financial Information

The historical financial information presented in this prospectus has been derived from the following:

Woodside

•

Woodside’s audited consolidated financial statements as of 31 December 2021 and 2020 and for the years ended 31 December 2021, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”), and the related notes thereto.

The audited consolidated financial statements of Woodside are presented in U.S. dollars.

BHP Petroleum

•

BHP Petroleum’s audited combined financial statements as of 30 June 2021 and 2020 and for the years ended 30 June 2021 and 2020, and its unaudited combined financial statements as of and for the year ended 30 June 2019, which have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP, and the related notes thereto. Consistent with applicable reporting rules, the BHP Petroleum financial information as and for the year ended 30 June 2019 is unaudited.

•	BHP Petroleum’s unaudited combined interim financial statements as of 31 December 2021 and for the half years ended 31 December 2021 and 2020, and the related notes thereto.

The audited and unaudited combined financial statements of BHP Petroleum are presented in U.S. dollars.

Woodside and BHP Petroleum have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

Pro Forma Financial Statements

This prospectus includes unaudited pro forma condensed combined financial statements for Woodside. The unaudited pro forma condensed combined statement of profit and loss of Woodside for the twelve months ended 31 December 2021 reflects,

•	with respect to Woodside, the consolidated income statement of Woodside for the twelve months ended 31 December 2021, and,

•

with respect to BHP Petroleum, (i) the results for the fiscal year ended 30 June 2021 (derived from BHP Petroleum’s audited combined statement of profit and loss for the year ended 30 June 2021), minus (ii) the results for the half year ended 31 December 2020 (derived from BHP Petroleum’s unaudited combined historical financial information for the half year ended 31 December 2020), plus (iii) the results for the half year ended 31 December 2021 of BHP Petroleum (derived from BHP Petroleum’s unaudited combined interim statement of profit and loss for the half year ended 31 December 2021), and gives effect to the Merger as if it had been Implemented on 1 January 2021.

The unaudited pro forma condensed combined statement of financial position of Woodside combines the historical statements of financial position of Woodside and BHP Petroleum as of 31 December 2021 and gives pro forma effect to the Merger as if it had been Implemented on 31 December 2021.

The unaudited pro forma condensed combined statement of cash flows of Woodside for the twelve months ended 31 December 2021 reflects,

•	with respect to Woodside, the consolidated statement of cash flows of Woodside for the twelve months ended 31 December 2021, and,

•

with respect to BHP Petroleum, (i) the cash flows for the fiscal year ended 30 June 2021 (derived from BHP Petroleum’s audited combined statement of statement of cash flows for the year ended 30 June 2021), minus (ii) the cash flows for the half year ended 31 December 2020 (derived from BHP Petroleum’s unaudited combined historical financial information for the half year ended 31 December 2020), plus (iii) the cash flows for the half year ended 31 December 2021 of BHP Petroleum (derived from BHP Petroleum’s unaudited combined interim statement of statement of cash flows for the half year ended 31 December 2021), and gives effect to the Merger as if it had been Implemented on 1 January 2021.

The unaudited pro forma condensed combined financial statements for Woodside in this prospectus is presented for illustrative purposes only, is based on certain assumptions, addresses a hypothetical situation and reflects limited historical financial data. Therefore, the unaudited pro forma condensed combined financial statements are not necessarily indicative of what Woodside’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated, or of the future consolidated results of operations or financial position of Woodside. Accordingly, Woodside’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial statements included in this prospectus. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” for more information.

Pro Forma Reserve Information

This prospectus includes pro forma reserve information for Woodside. The unaudited pro forma combined reserve information reflects:

•	with respect to Woodside, the reserve information as of 31 December 2021, and,

•	with respect to BHP Petroleum, the reserve information as of 31 December 2021,

and gives effect to the Merger as if it had been Implemented on 31 December 2021.

This prospectus also includes pro forma information regarding the standardized measure of discounted future net cash flows relating to proved oil, condensate, natural gas liquids (“NGLs”) and natural gas reserves. That information reflects,

•	with respect to Woodside, the applicable information for the year ended 31 December 2021,

•	with respect to BHP Petroleum, the reserve and production information for the year ended 31 December 2021,

and gives effect to the Merger as if it had been Implemented on 31 December 2021.

Woodside’s reserves as of 31 December 2021 are based on a reserve report prepared by Netherland, Sewell & Associates, Inc., Woodside’s independent reserve engineers. BHP Petroleum’s reserve assessments are prepared each year in connection with BHP Petroleum’s fiscal year end of June 30. The assessments are reviewed prior to BHP Petroleum’s fiscal year end to ensure technical quality, adherence to internally published BHP Petroleum guidelines and compliance with SEC reporting requirements. The December 31 reserves information for BHP Petroleum included in the pro forma reserve information in this prospectus and used for the purposes of BHP Petroleum’s information forming part of the pro forma standardized measure information is an estimate of BHP Petroleum’s reserves as of such date, is derived from internal records, taking into account, among other factors, production, revenues, and operating and capital expenditures for each asset and project, and has not been reviewed by any independent reserve engineers or on the same basis as BHP Petroleum’s reserves are reviewed at BHP Petroleum’s fiscal year end.

The pro forma reserve and production information in this prospectus is presented for illustrative purposes only, is based on certain assumptions, addresses a hypothetical situation and reflects limited historical reserves and production data. Therefore, the pro forma reserve and production information is not necessarily indicative of what the Merged Group’s actual reserve or production data would have been had the Merger been Implemented on the date indicated or of the future reserves or production of the Merged Group. Accordingly, the Merged Group’s reserves and production may differ significantly from those indicated by the pro forma reserve and production information included in this prospectus. See the section entitled “Risk Factors—Risks Relating to the Implementation of the Merger—The unaudited pro forma condensed combined financial statements and pro forma reserve and production data included in this prospectus may not be representative of the Merged Group’s results after the Merger” for more information.

Non-GAAP Financial Measures

Certain parts of this prospectus contain financial measures that have not been prepared in accordance with IFRS and are not recognized measures of financial performance or liquidity under IFRS. In addition to the financial information contained in this prospectus presented in accordance with IFRS, certain “non-GAAP financial measures” (as defined in Item 10(e) of Regulation S-K under the Securities Act) have been included in this prospectus.

Woodside believes that the “non-GAAP financial measures” it presents provide a useful means through which to examine the underlying performance of its business. These measures, however, should not be

v

considered to be an indication of, or alternative to, corresponding measures of gross profit, net profit, cash flows from operating activities, interest bearing liabilities, or other figures determined in accordance with IFRS. In addition, such measures may not be comparable to similar measures presented by other companies. These measures include:

•	EBIT, which is calculated as profit before income tax, Petroleum Resource Rent Tax (“PRRT”) and net finance costs;

•	Underlying EBITDA, which is calculated as profit before income tax, PRRT, net finance costs, depreciation and amortization and impairment;

•	Gearing, which is calculated as Net debt (as defined below) divided by the sum of Net debt and equity attributable to equity holders of the relevant entity, expressed as a percentage;

•	Net debt, which is total debt and lease liabilities less cash and cash equivalents;

•

Adjusted Operating Cash Flow, which is calculated as net cash from operating activities excluding any financing costs (interest received, dividends received and borrowing costs relating to operating activities), plus payments for restoration and less payments for exploration expenditure; and

•	Unlevered Free Cash Flow, which is calculated as Adjusted Operating Cash Flow minus payments for restoration and minus payments for capital expenditures.

BHP Petroleum presents the non-GAAP financial measure, Underlying EBITDA, which it believes is useful to help assess current operational profitability, excluding the impacts of sunk costs (i.e., depreciation from initial investment). BHP Petroleum defines Underlying EBITDA as profit from operations plus depreciation and amortization expense, net impairments and other. BHP Petroleum also presents net costs, a non-GAAP financial measure, in connection with its presentation of BHP Petroleum unit costs, which BHP Petroleum believes provides a consistent benchmark relative to volumes, that is in line with external market comparisons. BHP Petroleum also uses these non-GAAP financial measures to assess the performance of BHP Petroleum. These measures, however, should not be considered to be an indication of, or alternative to, corresponding measures of gross profit, net profit, cash flows from operating activities or other figures determined in accordance with IFRS. In addition, the measures may not be comparable to similar measures presented by other companies.

Accordingly, undue reliance should not be placed on the non-GAAP financial measures contained in this prospectus, and the non-GAAP financial measures should not be considered in isolation or as a substitute for financial measures computed in accordance with IFRS. Although certain of these data have been extracted or derived from Woodside’s and BHP Petroleum’s consolidated or combined financial statements (as applicable), these data have not been audited or reviewed by Woodside’s or BHP Petroleum’s independent auditors. You are urged to read carefully the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Woodside,” Woodside’s consolidated financial statements and related notes thereto, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BHP Petroleum” and BHP Petroleum’s combined financial statements and related notes thereto.

A reconciliation of EBIT, Underlying EBITDA, Unlevered Free Cash Flow, Gearing, Net debt, and Adjusted Operating Cash Flow to Woodside’s financial statements can be found in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Woodside—Non-GAAP Financial Measures.” A reconciliation of Underlying EBITDA to BHP Petroleum’s financial statements can be found in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BHP Petroleum—Financial Results—Underlying EBITDA.” A reconciliation of net costs to BHP Petroleum’s financial statements can be found in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BHP Petroleum—Business Overview, Strategy and Key Performance Drivers—Business Environment—BHP Petroleum Costs.”

Currencies and Exchange Rates

References in this prospectus to “dollars,” “USD,” “$,” or “cents” are to the currency of the United States and references to “A$” are to the currency of Australia. All dollar figures are expressed in United States currency, unless otherwise stated. Unless otherwise indicated, the U.S. dollar value of Share Consideration presented herein is converted into dollars based on the exchange rate for such day reported by the Board of Governors of the U.S. Federal Reserve Board System (the “FRB”).

Trademarks and Service Marks

Woodside, BHP, BHP Petroleum and their respective subsidiaries own or have rights to various trademarks, logos, service marks and trade names that each uses in connection with the operation of its business. Woodside, BHP, BHP Petroleum and their respective subsidiaries each also owns or has the rights to copyrights that protect the content of its respective products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ™, ® and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this prospectus.

Industry and Market Data

This prospectus contains industry, market and competitive position data that are based on industry publications and studies conducted by third parties as well as Woodside’s internal estimates and research. These industry publications and third-party studies generally state that the information they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While Woodside believes that each of these publications and third-party studies is reliable, Woodside has not independently verified the market and industry data obtained from these third-party sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus and may differ among third-party sources. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described in the sections entitled “Risk Factors” and in “Cautionary Statement Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in each of Woodside’s and BHP Petroleum’s forecasts or estimates or those of independent third parties. While Woodside believes its internal research is reliable and its selection of industry publications and third-party studies and the description of its market and industry are appropriate, neither such research nor these descriptions have been verified by any independent source.

Non-Applicability of U.S. Proxy and Other Rules

Woodside will be exempt from certain rules under the Securities Exchange Act of 1934 (the “Exchange Act”), including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act, and will not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, Woodside’s officers, Directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Woodside Shares. If Woodside loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a domestic U.S. issuer.

Exchange Controls

The United States does not presently impose restrictions on the transfer of capital to and from the United States beyond certain currency reporting requirements or economic sanctions regimes. Non-United States resident shareholders may currently receive dividend payments without United States governmental approval so long as the recipient is not a designated target of United States sanctions.

Under Australian foreign exchange controls currently in effect, transfers of capital to and from Australia are not subject to prior government approval and, except as described below, Australia does not restrict the flow of currency into or out of the country. Regulations may be made under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 of Australia (“AML/CTF Act”) prohibiting the entering into of transactions involving prescribed foreign countries. As of the date of this prospectus, no such regulations are in place. To control tax evasion and money laundering, the AML/CTF Act also requires certain transactions to be reported to the Australian Transaction Reports and Analysis Center, and prohibits reporting entities from providing certain services to customers without having complied with certain obligations under the AML/CTF Act (for example “know your customer” checks). The Autonomous Sanctions Regulations 2011 promulgated under the Autonomous Sanctions Act 2011 of Australia, the Charter of the United Nations Act 1945 of Australia and other acts and regulations in Australia restrict or prohibit payments, transactions or other dealings with assets having a proscribed connection with certain countries or named individuals or entities subject to financial sanctions or identified with terrorism. The Australian Department of Foreign Affairs and Trade maintains a list of all persons and entities subject to financial sanctions or having a proscribed connection with terrorism which is available to the public at the Department of Foreign Affairs and Trade’s website. There are no specific restrictions regarding the remittance of profits, dividends, or capital.

CERTAIN DEFINED TERMS

$, $m	US dollars unless otherwise stated, millions of dollars

1P	proved reserves

2P	proved plus probable reserves

A$	Australian dollars

ACCC	Australian Competition and Consumer Commission

Adjusted Operating Cash Flow	calculated as net cash from operating activities excluding any financing costs (interest received, dividends received and borrowing costs relating to operating activities), plus payments for restoration and less payments for exploration expenditure

ADS Distribution Record Date	the record date for determining holders of BHP ADSs entitled to receive New Woodside ADSs, which will be publicly announced by the BHP Depositary

ADRs	American Depositary Receipts evidencing American Depositary Shares

AEDT	Australian Eastern Daylight Time

AEMO	Australian Energy Market Operator

AEST	Australian Eastern Standard Time

ASIC	Australian Securities and Investments Commission

ASX	Australian Securities Exchange Ltd or the Australian Securities Exchange, as the context requires

ASX Listing Rules	the listing rules of the ASX

ASX Recommendations	the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (4th Edition)

AWST	Australian Western Standard Time

BHP	BHP Group Ltd, a public company incorporated in Australia with registration number 004 028 077 and having its registered office at 171 Collins Street, Melbourne, Victoria 3000, Australia, which, prior to Implementation, is the ultimate parent company of BHP Petroleum

BHP ADSs	American Depositary Shares representing BHP Shares; each BHP ADS represents two BHP Shares

BHP Board	the directors of BHP from time to time acting as a board

BHP Competing Proposal	as defined in the Share Sale Agreement, including a proposal which, if entered into or completed, would result in a party other than Woodside directly or indirectly acquiring BHP Petroleum or a substantial part of its business or assets (or would result in a similar outcome), or which would require BHP to abandon or not proceed with the Merger

BHP Deposit Agreement	the Second Amended and Restated Deposit Agreement, dated as of 2 July 2007, by and among BHP Group Limited, Citibank, N.A., and the Holders and Beneficial Owners of American Depositary Shares issued thereunder

BHP Depositary	Citibank, N.A., as depositary bank for the BHP ADSs

BHP Petroleum	BHP Petroleum International Pty Ltd with registration number 006 923 897 and, unless context otherwise requires, its subsidiaries, presented on a post-Restructure basis and excludes BHP BK Limited, BHP Billiton Petroleum Great Britain Limited, BHP Mineral Resources Inc., BHP Copper Inc. and its subsidiaries and BHP Capital Inc.

BHP Register	the register of members of BHP maintained under the Corporations Act

BHP Shareholders	holders of BHP Shares

BHP Shares	fully paid ordinary shares in the capital of BHP, including shares held by the custodian in respect of which BHP ADSs have been issued

Brent	Intercontinental Exchange (ICE) Brent Crude deliverable futures contract (oil price)

Browse	the Browse Project located in the offshore Browse Basin, approximately 425 km north of Broome in Western Australia, comprising the Brecknock, Calliance and Torosa fields

Business Day	a day that is not a Saturday, Sunday or a public holiday or bank holiday in Melbourne, Australia; Perth, Australia; London, United Kingdom; or New York City, United States of America

CFIUS	the Committee on Foreign Investment in the United States

Chairman	the Chairman of the Woodside Board

CHF	Swiss francs

CNOOC	CNOOC Limited and / or any one or more of its subsidiaries, as the context requires

Code	the Internal Revenue Code of 1986, as amended

Completion Payment	the Woodside Dividend Payment, plus or minus the Locked Box Payment (as appropriate) and any other adjustments in accordance with the Share Sale Agreement

Condensate	hydrocarbons that are gaseous in a reservoir but that condense to form liquids as they rise to the surface

Conditions	the conditions precedent to Implementation of the Merger as set out in the Share Sale Agreement and as detailed in the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Conditions”

Corporations Act	Corporations Act 2001 (Cth)

Cps	cents per share

CY	calendar year ended 31 December

Distribution Entitlement	the Share Consideration to be distributed to BHP Shareholders (or the Sale Agent in the case of all Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders) pro rata to their respective ownership of BHP

Distribution Record Date	the time determined by the BHP Board as the date for determining BHP Shareholders’ entitlement to the distribution of the Share Consideration. BHP will publicly announce the Distribution Record Date when it has been determined, and such announcement will be made prior to the Implementation

DRS	direct registration system

DTC	The Depository Trust Company

Effective Time	11:59 p.m. (AEST) on 30 June 2021, the effective time of the Merger

EIP	the Executive Incentive Plan

EIS	the Executive Incentive Scheme

Equity Award Rules	the rules approved by the Woodside Board in February 2018 that govern offers of incentive securities to eligible employees

Equity Ratio	as defined in the Share Sale Agreement

ESG	environmental, social and governance

Exchange Act	the U.S. Securities Exchange Act of 1934

Executive Committee	Woodside’s executive committee (including the Executive Directors)

Executive Director	a Woodside Director who is an employee of Woodside

Existing Woodside ADSs	the Woodside ADSs outstanding prior to Implementation

Existing Woodside Shareholders	Woodside Shareholders prior to Implementation

Existing Woodside Shares	the Woodside Shares on issue prior to Implementation

ExxonMobil	Exxon Mobil Corporation and / or any one or more of its subsidiaries, as the context requires

F-6 Registration Statement	a registration statement on Form F-6 to be filed with the SEC with respect to the New Woodside ADSs

FAR	Fixed Annual Reward

FID	final investment decision

FIRB	Foreign Investment Review Board

FPSO	floating production storage and offloading

FPU	floating production unit

FY	with respect to BHP Petroleum, refers to its fiscal year ended 30 June; with respect to Woodside, refers to its fiscal year ended 31 December

GDP	gross domestic product

Gearing	Net debt divided by the sum of Net debt and equity attributable to the equity holders of the relevant entity, expressed as a percentage

GIP	Global Infrastructure Partners

GPA	gas processing agreement

Greater Sunrise	the Greater Sunrise Project, which comprises the Sunrise and Troubadour gas and condensate fields, collectively known as Greater Sunrise, located between Australia and Timor- Leste

Gresham	Gresham Advisory Partners Limited

Hess	Hess Corporation and / or any one or more of its subsidiaries, as the context requires

Historical Financial Information	the historical financial information of Woodside and the historical financial information of BHP Petroleum, being the information and the accompanying notes contained in this prospectus, as referred to in the section entitled “Disclaimer and Important Notices—Historical Financial Information”

HSEQ	health, safety, environment and quality

HH	Henry Hub

HSR Act	the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended

IFRS	International Financial Reporting Standards, as issued by the International Accounting Standards Board

Implement or Implementation	completion of the Merger pursuant to the Share Sale Agreement

Implementation Date	the date on which Implementation occurs

Independent Expert	KPMG, the independent expert appointed by Woodside

Independent Expert’s Report	the report completed by the Independent Expert assessing the fairness of the Merger to Existing Woodside Shareholders, including the Independent Technical Specialist Report completed by Gaffney Cline & Associates Limited annexed thereto, which is included as an exhibit to the registration statement of which this prospectus is a part

Independent Technical Specialist Report

the report issued by the independent technical expert, Gaffney Cline & Associates Limited, dated                  2022 and annexed to the Independent Expert’s Report, which is included as an exhibit to the registration statement of which this prospectus is a part

Ineligible Foreign BHP Shareholders

BHP Shareholders whose address as shown in the BHP Register on the Distribution Record Date is a place outside of Australia, Canada, Chile, France, Germany, Ireland, Japan, Jersey, Luxembourg, Malaysia, New Zealand, Netherlands, Norway, Singapore, Spain, Sweden, Switzerland, the United Arab Emirates, the United Kingdom, the United States, or any other jurisdiction in respect of which BHP determines (acting reasonably and following consultation with Woodside) that it is not prohibited or unduly onerous or impractical to distribute New Woodside Shares to the BHP Shareholders in those jurisdictions

Inpex	Inpex Corporation and / or any one or more of its subsidiaries, as the context requires

Integration and Transition Services Agreement or ITSA	Integration and Transition Services Agreement, dated as of 22 November 2021, by and between BHP and Woodside

IRS	the U.S. Internal Revenue Service

JCC	the Japanese Crude Cocktail, which is the average price of customs-cleared crude oil imports into Japan as reported in customs statistics

JKM	Japan Korea Marker

JV	joint venture

Key Management Personnel or KMP

key management personnel, which refers to, under Australian law, those persons having authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly, including any director (whether executive or otherwise) of that entity

KGP	Karratha Gas Plant

KPI	key performance indicator

KPMG	KPMG Financial Advisory Services (Australia) Pty Ltd

LNG	liquefied natural gas

Locked Box Payment	has the meaning given in the Share Sale Agreement, being in general terms the net cash flow of BHP Petroleum (subject to various adjustments) as calculated in accordance with the Share Sale Agreement

LSE	the London Stock Exchange plc

LPG	liquefied petroleum gas

Merged Group	the combined company following Implementation of the Merger, which will comprise Woodside and its subsidiaries (including BHP Petroleum)

Merged Group Board	the board of directors of the Merged Group

Merger	the acquisition of BHP Petroleum by Woodside pursuant to the Share Sale Agreement

Merger Commitment Deed	the Merger Commitment Deed, dated 17 August 2021, by and between Woodside and BHP

Merger Resolution	the ordinary resolution to approve the issue of the New Woodside Shares comprising the Share Consideration under the Merger for the purposes of ASX Listing Rule 7.1 and for all other purposes

MIMI	Japan Australia LNG (MIMI) Pty Ltd and / or any one or more of its subsidiaries, as the context requires

Mitsui	Mitsui E&P Australia Pty Ltd and / or any one or more of its subsidiaries, as the context requires

MPRL	MPRL E&P Pte Ltd. and / or any one or more of its subsidiaries, as the context requires

MSR	minimum shareholding requirements

Myanma Oil and Gas Enterprise	Myanma Oil and Gas Enterprise and / or any one or more of its subsidiaries, as the context requires

National Gas Company	The National Gas Company of Trinidad and Tobago and / or any one or more of its subsidiaries, as the context requires

NEDSP	the Non-Executive Director Share Plan

Net debt	total debt and lease liabilities less cash and cash equivalents

New Woodside ADSs	Woodside ADSs to be delivered in connection with Implementation to holders of BHP ADSs in the Merger

New Woodside Shares	Woodside Shares to be issued on Implementation of the Merger as Share Consideration

NGL	natural gas liquids

NOC	government-backed national oil company

Non-Executive Director	a Woodside Director who is not an employee of Woodside

NOPSEMA	National Offshore Petroleum Safety and Environmental Management Authority

NOPTA	National Offshore Petroleum Titles Administrator

NT	Northern Territory

NWS	North West Shelf

NYSE	the New York Stock Exchange

NYSE Listing Rules	the listing rules of the NYSE

OPEC	the Organization of the Petroleum Exporting Countries

OPEC+	the OPEC and non-OPEC oil producing countries participating in the “Declaration of Cooperation”

Participating BHP Shareholders	BHP Shareholders as of the Distribution Record Date that are not Ineligible Foreign BHP Shareholders or Relevant Small Parcel BHP Shareholders

Performance Rights	each Performance Right is a right to receive a fully paid Woodside Share (or, in the Board’s discretion, as cash equivalent). No amount is payable by the executive on the grant or vesting of a Performance Right

Permitted Equity Raise	as defined in the Share Sale Agreement

Petrosen	Société Des Pétroles Du Sénégal and / or any one or more of its subsidiaries, as the context requires

PRRT	the Petroleum Resources Rent Tax

PSC	production sharing contract

PUD	proved undeveloped reserves

Purchase Price

the consideration payable by Woodside to BHP in respect of the Merger pursuant to the Share Sale Agreement (defined as the “Purchase Price” in the Share Sale Agreement) comprising:

•  the Share Consideration;

•  plus the Woodside Dividend Payment;

•  plus the Locked Box Payment (if payable by Woodside), or less the Locked Box Payment (if payable by BHP, in which case if the Locked Box Payment exceeds the Woodside Dividend Payment then BHP will pay Woodside the difference); and

•  subject to adjustments in accordance with the Share Sale Agreement

Put Option	BHP’s option to sell to Woodside its interests in the Scarborough, Jupiter and Thebe Projects on agreed terms and conditions pursuant to the Scarborough Put Option Deed

RAP	Registered Aboriginal Party

Relevant Small Parcel BHP Shareholder

a Small Parcel BHP Shareholder who validly elects (in accordance with the instructions provided by BHP in its exchange announcement on or about             ) to have the New Woodside Shares to which they will be entitled on completion of the Merger sold by the Sale Agent under the sale facility

Repsol	Repsol, S.A. and / or any one or more of its subsidiaries, as the context requires

Restricted Shares	Woodside Shares that are awarded to executives as the deferred component of their short-term award or as a part of their VAR under the EIS. No amount is payable by the executive on the grant or vesting of a Restricted Share

Restructure	the transfer out of BHP Petroleum of certain entities to members of BHP which do not otherwise form part of BHP Petroleum

RFSU	ready for start-up

RSSD	Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore

RTSR	relative total shareholder return

Sale Agent	a nominee appointed by BHP following consultation with Woodside to receive and sell New Woodside Shares comprising the Share Consideration attributable to the Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders (if applicable)

Sangomar Oil Field Development	the greenfield Sangomar Oil Field Development Phase 1 Project offshore Senegal

Santos	Santos Limited and / or any one or more of its subsidiaries, as the context requires

Sale Shares	all of the issued share capital in BHP Petroleum International Pty Ltd

SARB	South African Reserve Bank

Scarborough Put Option Deed	the Put Option Deed, dated 17 August 2021, between Woodside, Woodside Energy Scarborough Pty Ltd and certain subsidiaries of BHP relating to the Scarborough, Jupiter and Thebe Projects

SEC	the U.S. Securities and Exchange Commission, an independent agency of the U.S. federal government

Securities Act	the U.S. Securities Act of 1933

Senior Executive	a member of the Executive Committee that is a KMP under Australian law

Share Consideration	the number of New Woodside Shares to be issued as part of the Purchase Price

Share Sale Agreement	the Share Sale Agreement, dated 22 November 2021, by and between Woodside and BHP

Small Parcel BHP Shareholders

BHP Shareholders (other than an Ineligible Foreign BHP Shareholder):

•  who are registered on the BHP Australian principal share register and hold 1,000 BHP shares or less or on the BHP depositary interest register and hold 1,000 BHP depositary interests or less

•  whose registered address in the BHP Australian principal share register or BHP depositary interests register is in any of Australia, Canada, Chile, France, Germany, Ireland, Japan, Jersey, Luxembourg Malaysia, New Zealand, Norway, Sweden, Switzerland, the United Arab Emirates and the United Kingdom; and

•  who are not acting for the account or benefit of persons in the United States.

Special Dividend	BHP’s distribution of the New Woodside Shares and New Woodside ADSs by way of an in-specie dividend to be issued in connection with the Merger

T&T	Trinidad & Tobago

TTF	Title Transfer Facility

Treasury	the U.S. Department of the Treasury

Unlevered Free Cash Flow	calculated as Adjusted Operating Cash Flow minus payments for restoration and minus payments for capital expenditure

U.S. GAAP	accounting principles generally accepted in the United States

U.S. GOM	United States Gulf of Mexico

USD or $	US dollars

VAR	Variable Annual Reward

Variable Pay Right or VPR	a right to receive a fully paid Woodside Share (or, in the Board’s discretion, a cash equivalent), of a type granted under the EIP prior to 2018. No amount is payable by the executive on the grant or vesting of a Variable Pay Right

WA	Western Australia

Woodside	Woodside Petroleum Ltd., a public company incorporated in Australia with registration number 004 898 962 and having its registered office at Mia Yellagonga, 11 Mount Street, Perth, Western Australia 6000, Australia, and its subsidiaries

Woodside ADSs	American Depositary Shares representing Woodside Shares; each Woodside ADS represents one Woodside Share

Woodside Board	the board of directors of Woodside

Woodside Competing Proposal

as defined in the Share Sale Agreement, including a proposal which if entered into or completed, would result in a party other than BHP directly or indirectly:

•  acquiring Woodside or a substantial part of its business or assets (or would result in a similar outcome); or

•  acquiring a relevant interest (as defined by the Corporations Act) in 15% or more of Woodside Shares,

or which would require Woodside to abandon or not proceed with the Merger

Woodside Constitution	the constitution adopted by Woodside, as amended or replaced from time to time

Woodside Custodian	in the case of Woodside ADSs, Citicorp Nominees Pty Limited, located at Level 15, 120 Collins Street, Melbourne VIC 3000, Australia

Woodside Deposit Agreement	the Amended and Restated Deposit Agreement, dated as of 11 February 2015, by and among Woodside, Citibank, N.A., and the Holders and Beneficial Owners of American Depositary Shares issued thereunder, as amended or supplemented from time to time. The Woodside Deposit Agreement will be amended in connection with the Merger

Woodside Depositary	Citibank, N.A., as depositary bank for the Woodside ADSs

Woodside Directors	members of the Woodside Board

Woodside Dividend	each dividend declared by Woodside that has a record date that occurs following the Effective Time, but prior to Implementation

Woodside Dividend Payment

the aggregate amount of all dividend payments in respect of all Woodside Dividends (excluding franking credits) where the dividend payment for each Woodside Dividend is the amount equal to:

(1)   the Equity Ratio (as defined in the Share Sale Agreement) at the time the Woodside Dividend is paid multiplied by the total amount of that Woodside Dividend (in respect of all Woodside Shares); less

(2)   the value of Woodside Shares issued under Woodside’s dividend reinvestment plan issued after the Effective Time, determined in accordance with the Share Sale Agreement

Woodside Prescribed Occurrence	other than otherwise agreed, the occurrence of any of the following: (i) Woodside converting all or any of its shares into a larger or smaller number of shares, (ii) Woodside resolving to reduce its share capital in any way, (iii) Woodside entering into a buy-back agreement or resolving to approve the terms of a buy-back agreement, (iv) Woodside issuing shares, or granting an option over its shares, or agreeing to make such an issue or grant such an option, subject to certain exceptions, (v) Woodside issuing or agreeing to issue securities or other instruments convertible into shares, subject to certain exceptions, (vi) Woodside disposing of the whole or a material part of Woodside’s business or property, subject to certain exceptions, (vii) Woodside granting a security interest in the whole or a material part of Woodside’s business or property, subject to certain exceptions, (viii) an “insolvency event” occurs in relation to Woodside, (ix) Woodside reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares, subject to certain exceptions, or (x) Woodside making any change to its constitution

Woodside Register	the register of members of Woodside maintained under the Corporations Act

Woodside Shareholder	a holder of Woodside Shares from time to time

Woodside Shareholder Approval	approval of the Merger Resolution by Existing Woodside Shareholders

Woodside Shareholders Meeting	the meeting of Woodside Shareholders to consider, among others, the Merger Resolution

Woodside Shares	ordinary shares in the capital of Woodside

WTI	refers to West Texas Intermediate, a grade of light sweet crude oil used as benchmark pricing in the United States

Units of measure

bbl	barrel
bbl/d	barrels per day
Bcm	billion cubic meters
Bcf	billion cubic feet
boe	barrel of oil equivalent
CO2-e	carbon dioxide equivalent
kPa	thousand pascals
km	kilometers
kt	thousand tonnes
Mcf	thousand cubic feet
MMbbl	million barrels
MMbbl/d	million barrels per day
MMboe	million barrels of oil equivalent
MMBtu	million British thermal units
MMscf	million standard cubic feet
MMscf/d	million standard cubic feet per day
MPa	million pascals
Mtpa	million tonnes per annum
PJ	petajoule
psi	pounds per square inch
scf	standard cubic feet
t	tonnes
Tcf	trillion cubic feet
TJ	terajoules

Conversion factors

Product	Factor	Conversion factors
Pipeline natural gas	1 TJ	163.6 boe
Liquefied natural gas (LNG)	1 tonne	8.9055 boe
Condensate	1 bbl	1.000 boe
Oil	1 bbl	1.000 boe
Liquefied petroleum gas (LPG)	1 tonne	8.1876 boe
Natural gas	1 MMBtu	0.1724 boe
Dry gas	1 MMboe	5.7 Bcf

Minor changes to some conversion factors can occur over time due to gradual changes in the process stream.

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some questions that you may have regarding the proposed Merger and related matters and brief answers to those questions. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this prospectus, and these questions and answers are qualified in their entirety by the more detailed descriptions and explanations contained elsewhere in this prospectus. Woodside urges you to carefully read the remainder of this prospectus in its entirety, including the sections of this prospectus entitled “Risk Factors,” “The Merger,” and “The Share Sale Agreement and Related Agreements”; the management’s discussion and analysis of financial condition and results of operations of Woodside and BHP Petroleum, the business description of Woodside, BHP Petroleum and the Merged Group, and Woodside’s and BHP Petroleum’s consolidated financial statements and related notes, in addition to the exhibits to the registration statement on Form F-4 of which this prospectus forms a part and the annexes attached hereto, as they contain important information about Woodside, BHP Petroleum, the New Woodside Shares, the New Woodside ADSs, the Share Sale Agreement and the Merger.

Q:	What is the proposed transaction?

A:

On 17 August 2021, Woodside publicly announced its entry into the Merger Commitment Deed with BHP to facilitate the combination of their respective oil and gas portfolios through an all-stock merger in which Woodside (or its nominee) will acquire all of the ordinary shares of BHP Petroleum (the “Merger”).

With the combination of two high quality asset portfolios, the Merger is expected to create a top 10 independent energy company by production and the largest energy company listed on the ASX. Woodside believes that the Merger will help it supply the energy needed for global growth and support its financial resilience through the energy transition. The Merger will be on a cash-free and debt-free basis, where BHP Petroleum will settle all intercompany loan balances prior to Implementation of the Merger. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” for additional information.

On 22 November 2021, Woodside and BHP publicly announced they had entered into the Share Sale Agreement, under which, and subject to the terms and conditions therein, Woodside (or its nominee) will acquire (with such acquisition to be deemed to have occurred as of the Effective Time) all of the ordinary shares in BHP Petroleum International Pty Ltd, a wholly owned subsidiary of BHP that, following completion of the Restructure, will hold the oil and gas assets of BHP, in exchange for the Share Consideration and the Completion Payment (subject to adjustment). Immediately upon Implementation, the Share Consideration will be issued by Woodside to BHP to be distributed to BHP Shareholders (or the Sale Agent in the case of all Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders) via an in-specie dividend. Upon Implementation, BHP Shareholders will be entitled to, in aggregate, 901,523,720 New Woodside Shares representing approximately 48% of the outstanding Woodside Shares following the Merger (based on the number of Woodside Shares outstanding on 22 November 2021, as adjusted for the Woodside Dividend paid on 24 September 2021, and assuming that no Permitted Equity Raise nor further declaration of Woodside Dividends will occur prior to Implementation) with each BHP Shareholder being entitled to 0.1781 New Woodside Shares in respect of each BHP Share that the BHP Shareholder owns (based on the number of BHP Shares outstanding on 22 November 2021).

The Woodside Shares are listed on the ASX under the ticker symbol “WPL.” Woodside has applied to change its ticker symbol on the ASX from “WPL” to “WDS.” No trading market exists in the United States for the Woodside Shares. Woodside has established the Woodside ADR Program for the Existing Woodside ADSs, with each Woodside ADS representing one Woodside Share. Woodside intends to apply to list the Woodside ADSs on the NYSE under the symbol “WDS,” to file the F-6 Registration Statement with the SEC with respect to the New Woodside ADSs, and to amend the Woodside Deposit Agreement for the Woodside ADR Program to, among other things, reflect Woodside’s status as an SEC reporting company and certain regulatory changes in Australia and in the United States.

BHP ADSs are traded on the NYSE under the symbol “BHP,” with each BHP ADS representing two BHP Shares. Each holder of BHP ADSs will receive in the Merger, in lieu of New Woodside Shares, New Woodside ADSs (subject to payment of taxes and applicable Woodside Depositary and BHP Depositary fees and expenses). Holders of BHP ADSs will not be able to trade the New Woodside Shares underlying the New Woodside ADSs received as Share Consideration for the BHP ADSs before such New Woodside Shares are deposited with the Woodside Depositary and the corresponding Woodside ADSs are issued and delivered to the BHP ADS holders. BHP Shares and BHP ADSs will not be exchanged or cancelled in the Merger, but will continue to represent an interest in BHP without the oil and gas assets in BHP. Following Implementation, BHP Shareholders as of the Distribution Record Date that are not Ineligible Foreign BHP Shareholders or Relevant Small Parcel BHP Shareholders (“Participating BHP Shareholders”) will hold both New Woodside Shares and BHP Shares, and holders of BHP ADSs will hold both New Woodside ADSs and BHP ADSs.

Following Implementation, the Woodside Shares will continue to be listed on the ASX and are also expected to be listed on the LSE.

The Merger cannot be completed without the satisfaction (or waiver, if permitted) of several Conditions under the Share Sale Agreement by 30 June 2022 (or an agreed later date), including approval by certain regulatory and competition authorities, approval of Woodside Shareholders, the issuing of the Independent Expert’s Report and the completion of the Restructure. See the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Conditions.”

If all Conditions of the Merger are satisfied, including the approval of the Woodside Shareholders, then (i) 100% of the issued share capital of BHP Petroleum International Pty Ltd will be transferred to Woodside (or a related entity of Woodside, at Woodside’s direction) and BHP Petroleum will become a wholly owned subsidiary of Woodside, (ii) Woodside will pay the Purchase Price, including the Share Consideration, (iii) BHP will immediately distribute the Share Consideration to BHP Shareholders (or the Sale Agent in the case of all Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders) as of the Distribution Record Date, and (iv) Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders (each as defined below), if applicable, will receive a cash payment in lieu of receiving New Woodside Shares. See the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Purchase Price.”

Q:	Why is Woodside proposing the Merger?

A:

The board of directors of Woodside (the “Woodside Board”) considers that the Merger of Woodside and BHP Petroleum is a highly attractive opportunity that is expected to create a top 10 independent energy company by production and the largest energy company listed on the ASX.

The Merger is expected to deliver benefits for both Woodside Shareholders and BHP Shareholders by creating a long-life conventional portfolio of scale and diversity of geography, product and end markets. See the section entitled “The Merger—Woodside’s Reasons for the Merger.”

Q:	After the Merger, how much of the combined company will BHP Shareholders own?

A:

Upon Implementation, BHP Shareholders will be entitled to, in aggregate, 901,523,720 New Woodside Shares representing approximately 48% of the outstanding Woodside Shares following the Merger (based on the number of Woodside Shares outstanding on 22 November 2021, as adjusted for the Woodside Dividend paid on 24 September 2021, and assuming that no Permitted Equity Raise nor further declaration of Woodside Dividends will occur prior to Implementation), with each BHP Shareholder being entitled to a specific number of New Woodside Shares in respect of each BHP Share that the BHP Shareholder holds on the Distribution Record Date. Based on the number of BHP Shares outstanding on 22 November 2021, each BHP Shareholder would be entitled to receive 0.1781 New Woodside Shares. For additional information relating to the Purchase Price, see the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Purchase Price.”

Eligible holders of BHP ADSs will receive a number of New Woodside ADSs that corresponds to the Woodside Shares received with respect to the BHP Shares represented by their BHP ADSs (subject to payment of taxes and applicable Woodside Depositary and BHP Depositary fees and expenses). See the section entitled “Description of Woodside American Depositary Shares.”

Q:	Will any new directors be appointed to the Woodside Board in connection with the transaction?

A:	Following Implementation, it is intended that the Woodside Board will select a current BHP director to be appointed to the Woodside Board.

Q:	What relationship will exist between Woodside and BHP following the Merger with respect to the BHP Petroleum business?

A:

Following Implementation, Woodside and BHP will continue to remain listed as separate entities. With respect to BHP Petroleum, the relationship of the two companies will continue through an Integration and Transition Services Agreement, dated as of 22 November 2021, which BHP and Woodside entered into simultaneously with their entry into the Share Sale Agreement. See the section entitled “The Share Sale Agreement and Related Agreements—The Integration and Transition Services Agreement.”

Q:	Is the obligation of each of Woodside and BHP to complete the Merger subject to any conditions?

A:

Implementation of the Merger is subject to the satisfaction (or waiver, if permitted) of a number of Conditions as set forth in the Share Sale Agreement by 30 June 2022 (or an agreed later date), including, among others, approval by certain regulatory and competition authorities, approval of Woodside Shareholders, the issuing of the Independent Expert’s Report, and the completion of the Restructure. No vote of BHP Shareholders is required to complete the Merger nor for the BHP Shareholders to receive the Share Consideration.

The Merger Resolution will be approved if more than 50% of the Woodside Shareholders who cast a vote at the meeting of Woodside Shareholders (the “Woodside Shareholders Meeting”) vote in favor of the Merger Resolution. Three Woodside Shareholders present at the Woodside Shareholders Meeting will constitute a quorum. If the Merger Resolution is not approved by the Woodside Shareholders (or if any other Condition to completion of the Merger is not met or waived), the Merger will not be completed, and BHP Shareholders and BHP ADS holders will not receive the Share Consideration.

For a more detailed discussion of the Conditions to the completion of the Merger, see the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Conditions.”

Q:	Are there risks associated with the Merger?

A:	Yes. There are important risks involved. You are urged to carefully read the section entitled “Risk Factors” included in this prospectus, in its entirety.

Q:	When will the Merger be completed?

A:

Woodside and BHP are working to complete the Merger in accordance with the timetable set out in the Share Sale Agreement. In addition to regulatory approvals, and assuming that the Merger Resolution is approved by the Woodside Shareholders at the Woodside Shareholders Meeting, other important Conditions to the completion of the Merger exist. Assuming the satisfaction of all necessary Conditions, Woodside and BHP are targeting Implementation of the Merger in early June 2022.

The Share Sale Agreement contains an outside date of 30 June 2022 for Implementation, which may be extended at the agreement of Woodside and BHP. For a discussion of the Conditions to the completion of the Merger, see the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Conditions.”

Q:	What happens if the Merger is not completed?

A:

If the Merger is not completed for any reason, BHP Shareholders will not receive the Share Consideration (meaning BHP Shareholders and holders of BHP ADSs will not be entitled to receive any New Woodside Shares or New Woodside ADSs, as applicable, under the Merger), and BHP Petroleum will remain a wholly owned subsidiary of BHP (unless BHP determines otherwise).

Q:	Is the Distribution Entitlement subject to adjustment based on changes in the prices of Woodside Shares or BHP Shares? Can it be adjusted for any other reason?

A:

BHP Shareholders will be entitled to receive a fixed number of New Woodside Shares and holders of BHP ADSs will be entitled to receive a fixed number of New Woodside ADSs, that will be determined based on a fixed percentage of total outstanding Woodside Shares and the total number of BHP Shares outstanding at the time of the Merger. The market value of Woodside Shares and the market value of BHP Shares at Implementation may vary significantly from their respective values on the date that the Share Sale Agreement was executed or at other dates, such as the date of this prospectus or the date of the Woodside Shareholders Meeting. Share price changes may result from a variety of factors, including changes in Woodside’s or BHP’s respective businesses, operations or prospects, regulatory considerations, and general business, market, industry or economic conditions. The number of New Woodside Shares to be issued to BHP will be adjusted in very limited circumstances but will not be adjusted to reflect any changes in the market value of Woodside Shares or market value of BHP Shares. Therefore, the aggregate market value of the New Woodside Shares and New Woodside ADSs that BHP Shareholders and holders of BHP ADSs, respectively, are entitled to receive at the time that the Merger is completed could vary significantly from the value of such shares on the date of this prospectus.

Q:	What are the material U.S. federal income tax consequences of the Special Dividend to U.S. holders of BHP Shares or BHP ADSs?

A:

In general, for U.S. federal income tax purposes, a U.S. holder of BHP Shares or BHP ADSs must include in its gross income the gross amount of any dividend paid by BHP to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). However, BHP does not calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. holders of BHP Shares or BHP ADSs should expect to treat the entire amount of the New Woodside Shares or New Woodside ADSs to be issued in connection with the Merger and distributed by BHP by way of an in-specie dividend (the “Special Dividend”) as a taxable dividend for U.S. federal income tax purposes. Tax matters are very complicated and the tax consequences of the Special Dividend to each U.S. holder of BHP Shares or BHP ADSs may depend on the holder’s particular facts and circumstances. BHP Shareholders and holders of BHP ADSs are urged to consult with and rely solely upon their own tax advisers to understand fully the tax consequences to them of the Special Dividend and of holding Woodside Shares or Woodside ADSs (as applicable). See the sections entitled “Material U.S. Federal Income Tax Considerations” and “Material Australian Tax Considerations” for additional information.

Q:	Where can I find more information about Woodside, BHP Petroleum and the transactions contemplated by the Share Sale Agreement?

A:

You can find out more information about Woodside, BHP Petroleum and the transactions contemplated by the Share Sale Agreement by reading this prospectus. See the sections entitled “Business and Certain Information About Woodside,” “Business and Certain Information About BHP Petroleum” “Business and Certain Information About the Merged Group,” “Regulatory Information About the Merged Group,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Woodside,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BHP Petroleum,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Board of Directors and

Management of the Merged Group After the Merger,” and “Executive Compensation” for more information about Woodside, BHP Petroleum and the Merged Group. See “The Merger,” “The Share Sale Agreement and Related Agreements” and “Regulatory Approvals Related to the Merger” for more information about the transactions contemplated by the Share Sale Agreement.

Q:	Who can answer my questions?

A:

If you are a Woodside Shareholder or a holder of Existing Woodside ADSs and you have any questions about the Merger or you would like to request additional documents, including copies of this prospectus, please contact Woodside at (61 8) 9348 4087 or merger@woodside.com.au.

If you are a BHP Shareholder or a holder of BHP ADSs and you have any questions about the Merger, please contact             or            .

You also are urged to consult your own legal, tax and/or financial advisers with respect to any aspect of the Merger, the Share Sale Agreement or other matters discussed in this prospectus.

QUESTIONS AND ANSWERS ABOUT WOODSIDE ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES

For the purposes of this section, “I,” “my,” “you” and “your” refer to each Participating BHP Shareholder as of the Distribution Record Date and holder of BHP ADSs as of the ADS Distribution Record Date, as further described herein. The following is only a summary of the questions and answers you may have relating to the Woodside Shares or New Woodside ADSs that you may be entitled to receive as Share Consideration upon Implementation. If you are a holder of BHP ADSs, following distribution of the New Woodside ADSs, your rights as a New Woodside ADS holder will be governed by, among other things, the terms of the Woodside Deposit Agreement. You should read the section below in conjunction with the section entitled “Description of the Woodside American Depositary Shares” and the Woodside Deposit Agreement, which will be amended in connection with the Merger. The Woodside Deposit Agreement and the form of amendment thereto are included as exhibits to the registration statement on Form F-4 of which this prospectus forms a part. For details on how to obtain a full copy of the Woodside Deposit Agreement, see the section entitled “Where You Can Find Additional Information.”

Q:	What is an American Depositary Share?

A:

An American Depositary Share (“ADS”) is a security representing another security that has been deposited at a custodian bank. ADSs allow investors in the United States to hold and trade interests in foreign-based companies more easily. ADSs may be held either (1) directly (a) by having an American Depositary Receipt, (“ADR”), which is a certificate evidencing a specific number of ADSs, registered in such holder’s name, or (b) by holding ADSs in the depositary’s direct registration system (“DRS”), or (2) indirectly through the holder’s broker or other financial institution. New Woodside ADSs will be issued through the Woodside Depositary’s DRS, unless, subsequently, a New Woodside ADS holder specifically requests certificated ADRs. Each Woodside ADS represents one Woodside Share. For a description of New Woodside ADSs, see the section entitled “Description of Woodside American Depositary Shares.” For a description of the Woodside Shares, see the section entitled “Description of Woodside Shares.”

Q:	Will the New Woodside ADSs be listed?

A:

Woodside intends to apply to list the Woodside ADSs on the NYSE under the symbol “WDS.” The Woodside Shares are currently listed on the ASX and quoted in Australian dollars under the symbol “WPL” and, upon Implementation, are expected to be listed on the LSE under the symbol “WDS”. Woodside has applied to change its ticker symbol on the ASX from “WPL” to “WDS.”

Q:	Can I request a certificated ADS?

A:

All New Woodside ADSs issued will be part of the Woodside Depositary’s DRS (unless otherwise requested by the applicable holder), and a registered holder will receive periodic statements from the Woodside Depositary which will show the number of Woodside ADSs registered in such holder’s name. Upon receipt by the Woodside Depositary of a proper instruction from a registered holder of uncertificated Woodside ADSs requesting the exchange of uncertificated Woodside ADSs for certificated Woodside ADSs, the Woodside Depositary will issue and deliver as directed by the registered holder a certificated ADS (also referred to as an ADR) evidencing those Woodside ADSs.

Q:	How can I surrender my Woodside ADS and obtain Woodside Shares or other deposited securities?

A:

If you are a registered holder, you may turn in your Woodside ADSs to the Woodside Depositary. If you are not a registered holder, you must provide appropriate instructions to your broker in order to turn in your Woodside ADSs. Upon payment of applicable fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the Woodside Depositary will direct the custodian to deliver the Woodside Shares and any other deposited securities underlying the Woodside ADSs to you or a person you designate.

Q:	How do I vote as a Woodside ADS holder?

A:

You may vote indirectly by instructing the Woodside Depositary to vote the Woodside Shares or other deposited securities underlying your Woodside ADSs. If you hold your ADSs in a brokerage, bank, custodian or other nominee account, you should contact your broker, bank, custodian or other nominee account to find out what actions are required to instruct your broker, bank or other nominee to exercise your voting rights with respect to the ADSs on your behalf. Otherwise, you could exercise your right to vote directly if you withdraw the Woodside Shares underlying your Woodside ADSs. However, there can be no guarantee that you will be informed about any applicable meeting of Woodside Shareholders sufficiently far in advance to withdraw the Woodside Shares underlying your Woodside ADSs in time to vote such Woodside Shares directly at such meeting.

Upon timely notice from Woodside, the Woodside Depositary will notify you of any upcoming vote and arrange to deliver Woodside’s voting materials to you by regular mail delivery or by electronic transmission. The materials will (i) describe the matters to be voted on and (ii) explain how you may instruct the Woodside Depositary to vote the Woodside Shares or other deposited securities underlying your Woodside ADSs. For your voting instructions to be valid, the Woodside Depositary must receive them on or before the date specified. The Woodside Depositary will, subject to timely receipt of valid voting instructions, applicable law and the provisions of the Deposit Agreement, the deposited securities and the constitution of Woodside, as amended from time to time (the “Woodside Constitution”), vote or have its agents vote the Woodside Shares or other deposited securities as you instruct. Woodside cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Woodside Depositary to vote the Woodside Shares underlying your Woodside ADSs. In addition, the Woodside Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner in which any vote is cast. This means that you may not be able to exercise your right to vote and you may have no recourse if the Woodside Shares underlying your Woodside ADSs are not voted as you requested.

Q:	How will I receive dividends on the Woodside Shares underlying my Woodside ADSs?

A:

Woodside may make various types of distributions with respect to the Woodside Shares. The Woodside Depositary has agreed to distribute to you the cash dividends or other cash distributions it or the custodian receives on the Woodside Shares or other deposited securities, after converting the cash distribution into U.S. dollars (if issued in a different currency) and deducting applicable fees, taxes and expenses. You will receive these distributions in proportion to the number of Woodside Shares your Woodside ADSs represent as of the relevant record date set by the Woodside Depositary with respect to the Woodside ADSs. The Woodside Depositary is not responsible if it determines, to the extent permitted to do so under the Deposit Agreement, that it is unlawful or impractical to make a distribution available to any Woodside ADS holders. Other than with respect to the Merger, Woodside has no obligation to register the New Woodside ADSs, the Woodside Shares, rights or other securities under the Securities Act. Other than with respect to the Merger, Woodside also has no obligation to take any other action to permit the distribution of the New Woodside ADSs or the New Woodside Shares to BHP Shareholders or holders of BHP ADSs. Except as specified in the Woodside Deposit Agreement, Woodside has no obligation to take any other action to permit the distribution of Woodside Shares, rights or other property to Woodside ADS holders. This means that you may not receive certain distributions Woodside makes on the Woodside Shares or any value for them if it is illegal or impractical for Woodside or the Woodside Depositary to make them available to you. See the section entitled “Description of Woodside American Depositary Shares” for additional information.

Q:	Are there possible adverse effects of the Merger on, or other risks to, the value of Woodside Shares or New Woodside ADSs ultimately to be received by BHP Shareholders and holders of BHP ADSs?

A:

Issuance of Woodside Shares pursuant to the Merger may negatively affect the market price of Woodside Shares, and in turn, the market price of the Woodside ADSs. The market price of the Woodside Shares and Woodside ADSs also will be affected by the performance of Merged Group’s business and other risks associated with the Merger. This risk and other risk factors associated with the Merger are described in more detail in the section entitled “Risk Factors.”

Holders of BHP ADSs will not be able to trade the New Woodside Shares underlying the New Woodside ADSs received as Share Consideration for the BHP ADSs before such New Woodside Shares are deposited with the Woodside Depositary for the New Woodside ADSs and the corresponding New Woodside ADSs are issued and delivered to the BHP ADS holders.

There can be no assurance that the New Woodside ADSs issued in the Merger will trade at prices equivalent to those at which Woodside Shares traded prior to the Merger or at which Woodside Shares may trade after the Merger, due to the costs associated with holding a Woodside ADS as compared to holding a Woodside Share, as well as the differences in rights between a Woodside Shareholder and a Woodside ADS holder. See the section entitled “Description of Woodside American Depositary Shares.”

QUESTIONS AND ANSWERS APPLICABLE TO BHP SHAREHOLDERS

For the purposes of this section, “I,” “my,” “mine,” “you” and “your” refer to each Participating BHP Shareholder as of the Distribution Record Date and holder of BHP ADSs as of the ADS Distribution Record Date, as further described elsewhere in this prospectus.

Q:	What is this document?

A:

This is a prospectus, which forms a part of Woodside’s registration statement on Form F-4, which will be used by Woodside to register the distribution of the New Woodside Shares to BHP Shareholders (or the Sale Agent in the case of all Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders) as Share Consideration.

Q:	Why am I receiving this document?

A:

You are receiving this prospectus because you are a U.S. resident holder of BHP Shares or a holder of BHP ADSs. If you are a Participating BHP Shareholder on the Distribution Record Date, you will be entitled to a fixed number of New Woodside Shares with respect to each BHP Share that you held as of the close of business on the Distribution Record Date. Each holder of BHP ADSs as of the record date for holders of BHP ADSs, which will be publicly announced by the BHP Depositary (the “ADS Distribution Record Date”), will receive in the Merger, in lieu of New Woodside Shares, the whole number of New Woodside ADSs corresponding to the Woodside Shares issued and delivered in respect of the BHP Shares representing the BHP ADSs. Holders of BHP ADSs as of the ADS Distribution Record Date will be entitled to receive (subject to payment of taxes and applicable Woodside Depositary and BHP Depositary fees and expenses) New Woodside ADSs in connection with the Merger, which will be issued by the Woodside Depositary and will be governed by the terms of the Woodside Deposit Agreement. This prospectus will help you understand the Merger and the combined company following Implementation of the Merger, which will comprise Woodside and its subsidiaries (including BHP Petroleum) (the “Merged Group”) after the Merger.

Q:	Are BHP Shareholders required to do anything?

A:

BHP Shareholders as of the close of business on the Distribution Record Date or BHP ADS holders on the ADS Distribution Record Date, as applicable, will not be required to take any action to receive, subject to eligibility, New Woodside Shares or New Woodside ADSs in connection with the Merger. No vote of BHP Shareholders is required for the Merger or the sale of BHP Petroleum. BHP, as sole shareholder of BHP Petroleum International Pty Ltd prior to Woodside’s acquisition of BHP Petroleum, has approved the Merger. Therefore, you are not being asked for a proxy, and you are requested not to send Woodside or BHP a proxy, in connection with the Merger. You do not need to pay any consideration, exchange or surrender your existing BHP Shares or BHP ADSs or take any other action to receive the New Woodside Shares, or New Woodside ADSs, as applicable, in the Merger. Please do not send in any BHP Share certificates. The Merger will not affect the number of outstanding BHP Shares or any rights of BHP Shareholders.

Q:	What will I receive as a BHP Shareholder or BHP ADS holder if the Merger is completed?

A:

Pursuant to the Share Sale Agreement, and upon Implementation, BHP Shareholders will be entitled to, in aggregate, 901,523,720 New Woodside Shares representing approximately 48% of the outstanding Woodside Shares following the Merger (based on the number of Woodside Shares outstanding on 22 November 2021, as adjusted for the Woodside Dividend paid on 24 September 2021, and assuming that no Permitted Equity Raise nor further declaration of Woodside Dividends will occur prior to Implementation) with each BHP Shareholder being entitled to 0.1781 New Woodside Shares in respect of each BHP Share that the BHP Shareholder owns (based on the number of BHP Shares outstanding on 22 November 2021).

Holders of BHP ADSs will be entitled to receive a number of New Woodside ADSs that corresponds to the New Woodside Shares received on the BHP Shares represented by BHP ADSs (subject to payment of taxes and applicable Woodside Depositary and BHP Depositary fees and expenses).

Q:	Will fractional New Woodside Shares or fractional New Woodside ADSs be issued in the Merger to BHP Shareholders or BHP ADS holders?

A:

No. All BHP Shareholders will be entitled to receive a whole number of Woodside Shares, with their entitlement rounded down to the nearest whole number. Any fraction of a Woodside Share that a BHP Shareholder would have been entitled to, but for this rounding treatment, will be aggregated and sold by the Sale Agent and the proceeds retained by BHP. No fractional New Woodside ADSs will be issued or delivered. Any fractional entitlements to Woodside ADSs will be aggregated and sold by the BHP Depositary, and the net cash proceeds (after deduction of applicable fees, taxes and expenses) will be distributed to the BHP ADS holders entitled thereto.

Q:	Where will I be able to trade the New Woodside Shares and New Woodside ADSs?

A:

The Woodside Shares are listed on the ASX under the ticker symbol “WPL.” Woodside has also applied to change its ticker symbol on the ASX from “WPL” to “WDS.” No trading market exists in the United States for Woodside Shares. Holders of BHP ADSs will not be able to trade the New Woodside Shares underlying the New Woodside ADSs received as Share Consideration for the BHP ADSs before such New Woodside Shares are deposited with the Woodside Depositary and corresponding New Woodside ADSs are issued and delivered to the BHP ADS holders. Woodside intends to apply to list the Woodside ADSs on the NYSE under the symbol “WDS.”

Q:	What will happen to the BHP Shares owned by BHP Shareholders?

A:

BHP’s current listings will not be changed as a result of the Merger. BHP Shares will continue to trade on the ASX under the ticker symbol “BHP” and will continue to be listed on the LSE and Johannesburg Stock Exchange (“JSE”) after Implementation of the Merger under the symbol “BHP.” Additionally, BHP ADSs will continue to trade on the NYSE under the symbol “BHP.”

Q:	Will the number of BHP Shares or BHP ADSs that I own change as a result of the Merger?

A:

No. The number of BHP Shares or BHP ADSs that you own will not change as a result of the Merger. BHP Shares and BHP ADSs will not be exchanged or cancelled in the Merger, but will continue to represent an interest in BHP without the oil and gas assets in BHP. Immediately following the Merger, BHP Shareholders will hold both New Woodside Shares and BHP Shares, and holders of BHP ADSs will hold both New Woodside ADSs and BHP ADSs.

Q:	Has BHP set the Distribution Record Date for the distribution of Share Consideration?

A:	No. BHP will publicly announce the Distribution Record Date for the distribution when it has been determined. This announcement will be made prior to Implementation of the Merger.

The Distribution Record Date for the distribution of the Share Consideration by BHP is expected to be earlier than the date that the Merger is expected to be completed. The BHP Depositary will announce the ADS Distribution Record Date for distribution of the New Woodside ADSs to the holders of BHP ADSs.

If you transfer or sell your BHP Shares on or before the Distribution Record Date, you will have transferred or sold your right to receive the Share Consideration in the Merger. If you transfer or sell your BHP Shares after the Distribution Record Date for the Merger but before Implementation, you will not have transferred the right to receive the Share Consideration in the Merger. If you transfer or sell your BHP ADSs on or before the ADS Distribution Record Date, you will have transferred or sold your right to receive New Woodside ADSs in the Merger. If you transfer or sell your BHP ADSs after the ADS Distribution Record Date but before Implementation, you will not have transferred the right to receive New Woodside ADSs in the Merger.

Q:	What if I don’t want to hold New Woodside Shares or New Woodside ADSs?

A:

If you do not want to hold the New Woodside Shares or New Woodside ADSs that you will receive at Implementation, then you may choose to sell such New Woodside Shares or New Woodside ADSs, subject to market conditions, through your broker or otherwise. Brokerage costs and other fees may apply. Holders of BHP ADSs who wish to hold New Woodside Shares rather than New Woodside ADSs may surrender their BHP ADSs to the BHP Depositary for cancellation and withdraw the BHP Shares that their surrendered BHP ADSs represent prior to the applicable Distribution Record Date (subject to any restrictions on cancellation or withdrawal which the BHP Depositary may impose from time to time and subject to payment of taxes and applicable BHP Depositary fees and expenses).

If you are unable to hold the New Woodside Shares or New Woodside ADSs under law, then you may contact BHP’s share registrar, Computershare Investor Services, for details on whether you are classified as an Ineligible Foreign BHP Shareholder and therefore can participate in the sale facility arrangements in the Share Sale Agreement for Ineligible Foreign BHP Shareholders. You must provide BHP’s share registrar with any requested information before 5:00 p.m. (AWST) on the Business Day prior to the Distribution Record Date. BHP will publicly announce the Distribution Record Date once it has been determined, and such announcement will be made prior to Implementation. BHP may determine in its absolute discretion whether you may be classified as an Ineligible Foreign BHP Shareholder.

BHP will transfer the New Woodside Shares that each Ineligible Foreign BHP Shareholder would otherwise be entitled to receive to the Sale Agent appointed by BHP following consultation with Woodside to receive and sell New Woodside Shares comprising the Share Consideration attributable to the Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders (if applicable) to be dealt with in accordance with the procedures set out in the Share Sale Agreement.

Q:	May I choose whether to receive New Woodside Shares or New Woodside ADSs?

A:

No. Each Participating BHP Shareholder will receive New Woodside Shares as Share Consideration, and each holder of BHP ADSs will receive a number of New Woodside ADSs that corresponds to the New Woodside Shares received on the BHP Shares represented by their BHP ADSs (or cash in lieu of fractional entitlements to such New Woodside ADSs in certain circumstances).

BHP SHAREHOLDERS WILL NOT BE REQUIRED TO SURRENDER THEIR BHP SHARES IN THE MERGER. THE TRANSACTIONS WILL NOT RESULT IN ANY CHANGE IN BHP SHAREHOLDERS’ OWNERSHIP OF BHP SHARES FOLLOWING THE MERGER.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that might be important to you. Woodside urges you to carefully read the remainder of this prospectus in its entirety, including the sections of this prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Woodside,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BHP Petroleum,” “Business and Certain Information About Woodside,” “Business and Certain Information About BHP Petroleum,” “Business and Certain Information About the Merged Group,” “Regulatory Information About the Merged Group,” “Unaudited Pro Forma Condensed Combined Financial Statements” and each of Woodside’s and BHP Petroleum’s consolidated combined financial statements and related notes thereto, in addition to the exhibits to the registration statement on Form F-4 of which this prospectus forms a part and the annexes attached hereto, because they contain important information about Woodside, BHP Petroleum, the New Woodside Shares, the New Woodside ADSs, the Share Sale Agreement and the Merger. Each item in this summary includes a page reference to direct you to a more complete description of the topics presented in this summary.

Information About the Companies (see page 79)

Woodside

Woodside led the development of the LNG industry in Australia and is recognized for its world-class capabilities as an integrated upstream supplier of energy. Woodside’s producing portfolio is primarily centered around the production of LNG from conventional offshore projects in Western Australia and also includes oil, condensate, liquefied petroleum gas (“LPG”) and domestic gas for Western Australian customers. In addition to its producing assets, Woodside is currently progressing the development of the Scarborough gas resource through an expansion of the Pluto LNG facility in Western Australia. Internationally, Woodside is executing the Sangomar Oil Field Development in Senegal. As Australia’s leading LNG operator, Woodside operated 5% of global LNG supply in 2021. Woodside’s proven track record and distinctive capabilities are underpinned by more than 65 years of experience, making Woodside a partner of choice.

Woodside was registered under Australian corporate law in 1971 and listed on the ASX on 18 November 1971. Woodside Shares are currently listed on the ASX under the ticker symbol “WPL.” Woodside intends to apply to have the New Woodside ADSs listed on the NYSE under the symbol “WDS.” As part of the Merger, Woodside is pursuing an application for the quotation of the New Woodside Shares on the LSE. At the Woodside Shareholders Meeting, Woodside is proposing a resolution to change its name from “Woodside Petroleum Ltd.” to “Woodside Energy Group Limited.” If approved, this change is expected to take effect shortly after the Woodside Shareholders Meeting. Woodside has also applied to change its ticker symbol on the ASX from “WPL” to “WDS.”

Woodside’s principal office is Mia Yellagonga, 11 Mount Street, Perth, Western Australia 6000, Australia, telephone (61 8) 9348 4000. Additional information about Woodside can be found on its website at www.woodside.com.au. The information contained in, or that can be accessed through, Woodside’s website is not intended to be incorporated into this prospectus.

See the section entitled “Business and Additional Information About Woodside” for additional information regarding Woodside.

BHP

BHP is the world’s largest diversified natural resources company by market capitalization with over 80,000 employees and contractors, primarily in Australia and the Americas. BHP’s products are sold worldwide, and

BHP is among the world’s top producers of major commodities, including iron ore, copper, nickel and metallurgical coal.

BHP was incorporated in Victoria, Australia, in 1885 and the BHP Shares are listed on the ASX under the ticker symbol “BHP.” BHP is headquartered in Melbourne, Australia with principal offices at 171 Collins Street Melbourne VIC 3000 Australia, telephone (61 3) 1300 55 47 57.

BHP Petroleum

BHP pioneered the development of an oil and gas industry in Australia with the Bass Strait discovery in 1965. The BHP petroleum business, an operating unit within BHP, has conventional oil and gas assets in the U.S. Gulf of Mexico (“U.S. GOM”), Australia and Trinidad and Tobago (“T&T”), and appraisal and exploration options in Mexico, T&T, western U.S. GOM, Eastern Canada, Barbados and Egypt. BHP Petroleum also includes BHP Petroleum’s interests in its Algerian assets, which BHP is in the process of divesting. For further information, see “Business and Additional Information About BHP Petroleum—Producing Assets—Algerian Asset Sales.”

BHP Petroleum International Pty Ltd, the parent of BHP Petroleum, was incorporated in Australia in 1988 and is a wholly owned subsidiary of BHP. The registered office of BHP Petroleum International Pty Ltd is 125 St Georges Terrace, Perth, Western Australia 6000, Australia, telephone (61 3) 1300 55 47 57.

See the section entitled “Business and Additional Information About BHP Petroleum” for additional information regarding BHP Petroleum.

The Merger (see page 79)

On 17 August 2021, Woodside and BHP announced that they had entered into a Merger Commitment Deed to combine their respective oil and gas portfolios through an all-stock merger.

With the combination of two high-quality asset portfolios, the proposed Merger is expected to create a top 10 independent energy company by production and the largest energy company listed on the ASX. Woodside believes the Merger will help it supply the energy needed for global growth and support its financial resilience, through the energy transition. The Merger will be on a cash-free and debt-free basis, where BHP Petroleum will settle all intercompany loan balances prior to Implementation of the Merger. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” for additional information.

Share Sale Agreement. On 22 November 2021, Woodside and BHP entered into a binding Share Sale Agreement which sets out the parties’ obligations in relation to Implementation of the Merger (together with the ITSA which sets out the parties’ obligations in relation to the separation, transition and integration of BHP’s oil and gas portfolio with Woodside’s oil and gas portfolio). If the Merger is Implemented, Woodside will acquire all of the issued share capital in BHP Petroleum International Pty Ltd (the “Sale Shares”), which holds BHP’s oil and gas business unit, and Woodside will issue the New Woodside Shares to BHP as part of the Purchase Price which will be distributed by BHP to BHP Shareholders (or the Sale Agent in the case of all Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders).

The Merged Group will be owned approximately 52% by Woodside Shareholders prior to Implementation (“Existing Woodside Shareholders”) and approximately 48% by BHP Shareholders (prior to the sale of any New Woodside Shares by the Sale Agent). The Merger is subject to satisfaction (or waiver, if permitted) of various Conditions including the Woodside Shareholder Approval (as defined below) and regulatory and other approvals, as further detailed in the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Conditions.”

If the Merger is Implemented, Woodside will acquire 100% of the Sale Shares in exchange for consideration (the “Purchase Price”) comprising:

•

the “Share Consideration,” being approximately an aggregate of 901,523,720 New Woodside Shares (based on the number of Woodside Shares outstanding on 22 November 2021, as adjusted for the Woodside Dividend paid on 24 September 2021, and subject to adjustment for any Permitted Equity Raise or further declaration of Woodside Dividends prior to Implementation) that will be issued to BHP to be distributed to BHP Shareholders (or the Sale Agent in the case of all Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders); and

•	the following cash payments:

•	the Woodside Dividend Payment (as defined below); and

•	any other adjustments in accordance with the Share Sale Agreement.

The Woodside Dividend Payment is, in effect, the payment to BHP of a cash amount at Implementation representing the cash dividends that would have been received between the Effective Time and Implementation by holders of the Share Consideration if they had been issued the Share Consideration at the Effective Time. The Woodside Dividend Payment amounts to                 .

Separately, BHP will pay to Woodside, or Woodside will pay to BHP, the Locked Box Payment on Implementation. The Locked Box Payment is a payment from BHP to Woodside at Implementation for “locked box” accounts adjustments representing the net cash flow generated by BHP Petroleum following the Effective Time (or, if that amount were negative, Woodside will be required to make a cash payment to BHP at Implementation). Woodside estimates the Locked Box Payment on the basis of a 1 June 2022 date for the Implementation of the Merger to be             , payable by BHP to Woodside.

The value of the Share Consideration will fluctuate with the market price of Woodside Shares. You should obtain current share price quotations for Woodside Shares on the ASX. Based on the number of Woodside Shares and BHP Shares outstanding on 22 November 2021, a BHP Shareholder will be entitled to 0.1781 New Woodside Shares in respect of each BHP Share that the BHP Shareholder owns. Based on the number of Woodside Shares and BHP Shares outstanding on 22 November 2021, and based on the closing price of Woodside Shares on the ASX of A$22.11 on 19 November 2021, the implied value of the Share Consideration per BHP Share represented approximately A$3.94, or $2.86 (converted into dollars based on the exchange rate for such day reported by the FRB of $0.7257 = A$1.00). Based on the number of Woodside Shares and BHP Shares outstanding on 22 November 2021, and based on the closing price of Woodside Shares on the ASX of A$21.18 on 16 August 2021, the date before the public announcement of entry into the Merger Commitment Deed, the implied value of the Woodside share distribution per BHP Share represented approximately A$3.77, or $2.77 (converted into dollars based on the exchange rate for such day reported by the FRB of $0.7339 = A$1.00). Eligible holders of BHP ADSs will be entitled to receive a number of New Woodside ADSs that corresponds to the New Woodside Shares received on the BHP Shares represented by BHP ADSs.

See the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Purchase Price” for additional information.

If all Conditions are satisfied (or waived, if permitted), including the Woodside Shareholder Approval, then:

•	The Sale Shares will be transferred to Woodside (or its nominee), and BHP Petroleum will become a wholly owned subsidiary of Woodside;

•	Woodside will pay BHP the Purchase Price, including the Share Consideration of approximately 901,523,720 New Woodside Shares in the aggregate, which will be issued to BHP;

•

BHP will immediately distribute to BHP Shareholders (or the Sale Agent in the case of all Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders) as of the Distribution Record Date the Share Consideration, pro rata to their respective ownership of BHP;

•

Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders will receive a cash payment from the proceeds of the sale by the Sale Agent of New Woodside Shares in lieu of receiving New Woodside Shares; and

•

Each holder of BHP ADSs will receive, in lieu of New Woodside Shares, a number of New Woodside ADSs that corresponds to the New Woodside Shares received on the BHP Shares represented by BHP ADSs (subject to payment of taxes and applicable Woodside Depositary and BHP Depositary fees and expenses).

Following Implementation, the Merged Group will comprise Woodside and its subsidiaries, including each member of BHP Petroleum.

See the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Distribution of New Woodside Shares” for additional information.

BHP Shares and BHP ADSs will not be exchanged or cancelled in the Merger, but will continue to represent an interest in BHP without the oil and gas assets in BHP Petroleum. Immediately following the Merger, BHP Shareholders will hold both New Woodside Shares and BHP Shares, and holders of BHP ADSs will hold both New Woodside ADSs and BHP ADSs. See the section entitled “Description of Woodside American Depositary Shares” for additional information.

From the date of issuance, the New Woodside Shares issued as Share Consideration will be fully paid and rank equally with the Existing Woodside Shares. Following Implementation of the Merger, Woodside will continue to be listed on the ASX under the ticker symbol “WPL.” Woodside has applied to change its ticker symbol on the ASX from “WPL” to “WDS.” No trading market exists in the United States for Woodside Shares. See the section entitled “—American Depositary Shares” for additional information regarding the New Woodside ADSs. As part of the Merger, in addition to its principal listing on the ASX, Woodside is pursuing an application for the quotation of the Woodside Shares on the LSE.

No Fractional Shares or ADSs. No fractional New Woodside Shares will be delivered to BHP Shareholders, and no fractional New Woodside ADSs will be issued or delivered to holders of BHP ADSs. To the extent that the Distribution Entitlement of any Participating BHP Shareholder would create a fractional entitlement to a New Woodside Share, then the Distribution Entitlement will be rounded down to the nearest whole number of New Woodside Shares, the fraction of a New Woodside Share will be issued to the Sale Agent and sold, and BHP or its nominee will retain the net cash proceeds. Any fractional entitlements to New Woodside ADSs will be aggregated and sold by the BHP Depositary, and the net cash proceeds (after deduction of applicable fees, taxes and expenses) will be distributed to the BHP ADS holders entitled thereto.

Small Parcel BHP Shareholders. A BHP Shareholder (other than an Ineligible Foreign BHP Shareholder) (i) who is registered on the BHP Australian principal share register and holds 1,000 BHP shares or less or on the BHP depositary interest register and holds 1,000 BHP depositary interests or less, (ii) whose registered address in the BHP Australian principal share register or BHP depositary interests register is in any of Australia, Canada, Chile, France, Germany, Ireland, Japan, Jersey, Luxembourg, Malaysia, New Zealand, Norway, Sweden, Switzerland, the United Arab Emirates and the United Kingdom, and (iii) who is not acting for the account or benefit of persons in the United States is a “Small Parcel BHP Shareholder.”

A Small Parcel BHP Shareholder may provide BHP’s share registrar, Computershare Investor Services, with a duly completed opt-in notice before 5:00 p.m. (AWST) on the Business Day prior to the Distribution Record Date), in which case that BHP Shareholder will be a “Relevant Small Parcel BHP Shareholder.” BHP will transfer, the

New Woodside Shares that each Relevant Small Parcel BHP Shareholder would otherwise be entitled to receive to the Sale Agent to be sold, with the net proceeds distributed to the Relevant Small Parcel BHP Shareholder.

Ineligible Foreign BHP Shareholders. A BHP Shareholder whose address as shown in the BHP Register on the Distribution Record Date is a place outside of Australia, Canada, Chile, France, Germany, Ireland, Japan, Jersey, Luxembourg, Malaysia, New Zealand, Netherlands, Norway, Singapore, Spain, Sweden, Switzerland, United Arab Emirates, the United Kingdom, the United States, or any other jurisdiction in respect of which BHP determines (acting reasonably and following consultation with Woodside) that it is not prohibited or unduly onerous or impractical to distribute New Woodside Shares to the BHP Shareholders in those jurisdictions is an “Ineligible BHP Shareholder.” BHP will transfer the New Woodside Shares that each Ineligible BHP Shareholder would otherwise be entitled to receive to the Sale Agent to be sold, with the net proceeds distributed to the Ineligible BHP Shareholder.

American Depositary Shares. Woodside has an established ADR program, with each Woodside ADS representing one Existing Woodside Share. A registration statement on Form F-6 (Registration No. 333-201669) was filed with the SEC on 23 January 2015, and declared effective 9 February 2015, with respect to Existing Woodside ADSs. Existing Woodside ADSs currently trade on the U.S. over-the-counter market through a sponsored ADR facility under the symbol “WOPEY.”

Woodside intends to apply to list the Woodside ADSs on the NYSE under the symbol “WDS,” to file the F-6 Registration Statement and to amend the 2015 Deposit Agreement for the Woodside ADR Program to, among other things, reflect Woodside’s status as an SEC reporting company and certain regulatory changes in Australia and in the United States.

BHP ADSs are traded on the NYSE under the symbol “BHP,” with each BHP ADS representing two BHP Shares. Each holder of BHP ADSs will receive in the Merger, in lieu of New Woodside Shares, New Woodside ADSs. If BHP ADS Holders wish to instead receive New Woodside Shares under the Merger, such holders must surrender their BHP ADSs to the BHP Depositary for cancellation and withdraw the BHP Shares that their surrendered BHP ADSs represent prior to the applicable Distribution Record Dates (subject to any restrictions on cancellation or withdrawal which the BHP Depositary may impose from time to time).

Deemed Effective Time. The Merger effected under the Share Sale Agreement will have an effective time of 11:59 p.m. AEST on 30 June 2021 (the “Effective Time”), with contractual mechanics giving Woodside and BHP economic outcomes as if Woodside had acquired the Sale Shares of BHP Petroleum at the Effective Time.

Additional Terms. See the sections entitled “The Merger” and “The Share Sale Agreement and Related Agreements” for additional information relating to the Merger and the Share Sale Agreement. The terms and conditions of the Merger are contained in the Share Sale Agreement, which is described further in this prospectus and is attached to this prospectus as Annex A and incorporated by reference into this prospectus. You are encouraged to read the Share Sale Agreement carefully, for it is the legal document that governs the Merger. All descriptions in this summary and elsewhere in this prospectus of the terms and conditions of the Merger and the Share Sale Agreement are qualified by reference to the Share Sale Agreement.

Restructure of BHP Petroleum (see page 106)

In connection with the Merger, BHP has undertaken to complete the Restructure. The Restructure is required to be completed prior to Implementation of the Merger in accordance with the Share Sale Agreement.

For additional information regarding the Restructure, see the section entitled “The Share Sale Agreement and Related Agreements—Restructure of BHP Petroleum.”

Related Agreements (see page 98)

Integration and Transition Services Agreement

On 22 November 2021, simultaneously with the entry into the Share Sale Agreement, Woodside and BHP entered into the ITSA which provides for the terms upon which:

•

activities will be undertaken prior to Implementation to separate BHP Petroleum from BHP and to facilitate the integration of BHP Petroleum into Woodside on and from the date Implementation occurs (the “Implementation Date”); and

•	BHP will provide certain transition services to Woodside following Implementation of the Merger.

See the section entitled “The Share Sale Agreement and Related Agreements—The Integration and Transition Services Agreement” for additional information regarding the ITSA.

Scarborough Put Option (see page 107)

On 17 August 2021, Woodside, Woodside Energy Scarborough Pty Ltd and certain subsidiaries of BHP relating to the Scarborough, Jupiter and Thebe projects entered into a Put Option Deed (the “Scarborough Put Option Deed”) under which Woodside granted to BHP an option to sell to Woodside its interests in the Scarborough, Jupiter and Thebe Projects on agreed terms and conditions.

See the section entitled “The Share Sale Agreement and Related Agreements—Related Agreements—Scarborough Put Option” for additional information.

Woodside’s Reasons for the Merger (see page 92)

The Woodside Board believes that the proposed Merger of Woodside and BHP Petroleum is a highly attractive opportunity that is expected to create a top 10 independent energy company by production and the largest energy company listed on the ASX. In evaluating the Merger and reaching its decision with respect to the Merger and the Share Sale Agreement, the Woodside Board consulted with Woodside’s management and outside legal and financial advisers and considered a number of factors, including:

•	Greater scale and diversity of geographies, products and end markets through an attractive and long-life conventional gas and high-margin oil portfolio;

•

Combined asset base that will benefit from enhanced resilience through-the-cycle, through increased diversification, long-life conventional gas and high-margin oil, assets and operating cash flows, expected to support shareholder returns as well as investment in the business evolution through the energy transition;

•	Strong growth profile and capacity to phase lower-carbon operations and competitive, high-return and lower-carbon options within the portfolio;

•	Proven management and technical capability from both companies;

•	Shared values and focus on sustainable operations, carbon management and environmental, social and governance (“ESG”) leadership;

•	Synergies and benefits; and

•	Greater financial resilience.

For additional information see the section entitled “The Merger—Woodside’s Reasons for the Merger.”

Independent Expert’s Report (see page 96)

To assist Existing Woodside Shareholders with their assessment of the Merger and their consideration as to whether to vote in favor of the Merger Resolution (as defined below), Woodside engaged KPMG to prepare the Independent Expert’s Report. The Independent Expert’s Report was delivered on                    2022. Pursuant to the Independent Expert’s Report, the Independent Expert has concluded that the Merger is                     .

A copy of the Independent Expert’s Report, including the report completed by Gaffney Cline & Associates Limited (the “Independent Technical Specialist Report”) annexed thereto, is included as an exhibit to the registration statement of which this prospectus is a part.

Woodside Shareholders Meeting (see page 96)

Woodside expects to hold the Woodside Shareholders Meeting at Perth Convention & Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia, on 19 May 2022 at 10:00 a.m. (AWST) to vote on the issuance by Woodside of the New Woodside Shares. As a holder of BHP Shares or BHP ADSs, you are not permitted to vote at the Woodside Shareholders Meeting.

ASX Listing Rule 7.1 imposes a limit on the number of equity securities (e.g., shares or options to subscribe for shares) which an ASX listed company can issue without shareholder approval. In general terms, a company may not, without prior shareholder approval, issue, or agree to issue, equity securities if the equity securities will in themselves or when aggregated with the securities issued by the company during the previous 12 months exceed 15% of the number of fully paid ordinary shares on issue at the commencement of that 12-month period.

If Implemented, the Merger would result in Woodside exceeding the 15% threshold as a result of the issuance of New Woodside Shares comprising the Share Consideration. Therefore, the issuance by Woodside of the New Woodside Shares is subject to the approval by Woodside Shareholders as of the record date for the Woodside Shareholders Meeting of the ordinary resolution to approve the issue of the New Woodside Shares for the purposes of ASX Listing Rule 7.1 and for all other purposes (the “Merger Resolution”) to be proposed at the Woodside Shareholders Meeting. The passing of the Merger Resolution (the “Woodside Shareholder Approval”) is one of the Conditions that is required to be satisfied before the Merger can be Implemented.

Description of Woodside Shares (see page 340)

The rights and liabilities attached to the New Woodside Shares to be issued as Share Consideration are set out in the Woodside Constitution and are also subject to the Corporations Act and the listing rules of the ASX (the “ASX Listing Rules”). See the section entitled “Description of Woodside Shares” for additional information.

Description of Woodside American Depositary Shares (see page 351)

Woodside will not treat New Woodside ADS holders as its shareholders. Accordingly, New Woodside ADS holders will not have shareholders’ rights under Australian law or the Woodside Constitution. The Woodside Depositary (or its custodian) will be the holder of the New Woodside Shares underlying the New Woodside ADSs. Holders of New Woodside ADSs will have rights as holders of New Woodside ADSs, which are governed by the Woodside Deposit Agreement. The laws of the State of New York govern the Deposit Agreement and the Woodside ADSs, including the New Woodside ADSs. See the section entitled “Description of Woodside American Depositary Shares” for additional information.

Distribution Entitlement (see page 105)

The Share Consideration will be distributed to BHP Shareholders (or to the Sale Agent on behalf of Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders), pro rata to their respective ownership of BHP, which is referred to herein as the Distribution Entitlement. The formula for the Distribution Entitlement is set forth in the Share Sale Agreement under the definition of “Distribution Entitlement.” When this prospectus refers to a Distribution Entitlement, it means the Distribution Entitlement as defined in the Share Sale Agreement.

The value of the Share Consideration, and accordingly the value of a BHP Shareholder’s Distribution Entitlement, will fluctuate with the market price of Existing Woodside Shares. You should obtain current share price quotations for Existing Woodside Shares on the ASX.

Conditions of the Merger (see page 98)

Implementation under the Share Sale Agreement is subject to satisfaction (or where permitted, waiver) by 30 June 2022 (or an agreed later date) of certain Conditions including, but not limited to:

•	approval by certain regulatory and competition authorities;

•	Woodside Shareholder Approval;

•	the Independent Expert’s Report concluding that the Merger is in the best interests of Existing Woodside Shareholders; and

•	the registration statements relating to New Woodside Shares and New Woodside ADSs being declared effective by the SEC.

If a Condition has not been satisfied (or where permitted, waived) by the earlier of notification of such failure to satisfy or 30 June 2022 (or an agreed later date), subject to certain requirements to consult in good faith, either Woodside or BHP may terminate the Share Sale Agreement (and therefore the Merger).

For additional information see the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Conditions.”

Termination of the Share Sale Agreement (see page 104)

The Share Sale Agreement contains customary termination rights for either party, including in relation to the failure of a Condition and for material breach.

In addition:

•

Woodside has a right to terminate the Share Sale Agreement in the event that there is a reduction of 15% or more of BHP Petroleum’s proven and probable reserves calculated in accordance with the Share Sale Agreement (subject to certain exclusions).

•

BHP has a right to terminate the Share Sale Agreement in the event that a Woodside credit rating on a number of indices is downgraded to Ba1 or BB+ or lower (or a credit rating agency issues an assessment indicating a likely downgrade to those levels after Implementation) or there is a reduction of 15% or more from Woodside’s proven and probable reserves calculated in accordance with the Share Sale Agreement (subject to certain exclusions).

Each of Woodside and BHP have agreed to pay a reimbursement fee of $160 million in certain circumstances (the “Reimbursement Fee”). The Reimbursement Fee is not payable if the Merger is Implemented. Receipt of the Reimbursement Fee is the sole and exclusive remedy under the Share Sale Agreement of the party claiming the Reimbursement Fee.

For additional information see the sections entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Reimbursement Fee” and “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Termination.”

Board of Directors and Management of the Merged Group Following the Merger (see page 268)

Following Implementation, the Woodside Board is expected to be comprised of ten non-executive Woodside directors and one Executive Woodside Director, being the Chief Executive Officer and Managing Director. It is intended that the Woodside Board will select a current BHP director to be appointed to the Woodside Board following Implementation. The Woodside Constitution provides that Woodside must not have more than 12, nor fewer than three, Directors.

Following Implementation,

•

Meg O’Neill, who is currently Chief Executive Officer and Managing Director of Woodside and the Woodside Board, will continue to serve as Chief Executive Officer and Managing Director of the Merged Group and will be on the Woodside Board; and

•	Richard Goyder, who is currently Chairman of the Woodside Board, will continue to serve as the Chairman of the Woodside Board.

For additional information relating to the Board of Directors and Management of the Merged Group, see the section entitled “Board of Directors and Management of the Merged Group.”

Certain Material U.S. Federal Income Tax Considerations (see page 111)

In general, for U.S. federal income tax purposes, a U.S. holder of BHP Shares or BHP ADSs must include in its gross income the gross amount of any dividend paid by BHP to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). However, BHP does not calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. holders should expect to treat the entire amount of the Special Dividend as a taxable dividend for U.S. federal income tax purposes. Tax matters are very complicated, and the tax consequences of the Special Dividend to each U.S. holder of BHP Shares or BHP ADSs may depend on the shareholder’s particular facts and circumstances. BHP Shareholders and holders of BHP ADSs are urged to consult with, and rely solely upon, their own tax advisers to understand fully the tax consequences to them of the Special Dividend and of holding Woodside Shares or Woodside ADSs (as applicable). Further information on certain taxation consequences of the Special Dividend in certain jurisdictions is set out in the sections entitled “Material U.S. Federal Income Tax Considerations” and “Material Australian Tax Considerations.”

The sections referenced above do not constitute tax advice and are not comprehensive discussions of all tax consequences of the Special Dividend and holding New Woodside Shares or New Woodside ADSs. This prospectus does not take into account BHP Shareholders’ or BHP ADS holders’ individual investment objectives, financial situation or needs. Further, the sections referenced above are based on the U.S. and Australian tax laws currently in effect and do not take into account or anticipate changes in the applicable tax laws (by legislation or judicial decision) or practice (by ruling or otherwise) after the date of this prospectus. Future amendments to taxation legislation, or its interpretation by the courts or the taxation authorities, may take effect retrospectively or affect the conclusions drawn. This prospectus is not a complete analysis of all taxation laws that may apply in relation to the Special Dividend and holding New Woodside Shares or New Woodside ADSs for Participating BHP Shareholders and eligible BHP ADS holders. All BHP Shareholders and BHP ADS holders should consult with, and rely solely upon, their own independent taxation advisers regarding the taxation implications of the Merger given the particular circumstances which apply to them.

Regulatory Approvals Related to the Merger (see page 108)

To complete the Merger, Woodside and BHP must make and deliver certain filings, submissions and notices to obtain required authorizations, approvals, consents or expiration of waiting periods from certain antitrust and other regulatory authorities, including the FIRB, the ACCC, NOPTA, ASIC, ASX, SARB and JSE, the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and CFIUS. Pursuant to the Share Sale Agreement, Woodside and BHP have agreed to use their respective reasonable endeavors to cause such required authorizations, approvals, consents or expiration of waiting periods from such antitrust and other regulatory authorities to be obtained, as applicable to each, in order to Implement the Merger. Woodside is not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to Implementation that have not been obtained or in respect of which waiting periods have not expired (as applicable), except for an antitrust merger control review in Mexico, where the parties filed their merger notification on 7 January 2022.

See the section entitled “Regulatory Approvals Related to the Merger” for additional information.

Accounting Treatment (see page 96)

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting for business combinations, with Woodside treated as the acquirer. Under the acquisition method of accounting, Woodside will record all assets acquired and liabilities assumed from BHP, with respect to BHP Petroleum, at their respective fair values as of the Implementation of the Merger.

For additional information see the section entitled “The Merger—Accounting Treatment.”

No Dissenter’s Rights or Rights of Appraisal (see page 97)

Under Australian law, neither Woodside Shareholders nor BHP Shareholders are entitled to any rights of appraisal or dissenters’ rights in connection with the Merger.

See the section entitled “The Merger—No Dissenter’s Rights or Rights of Appraisal.”

Listing of ADSs (see page 106)

Under the Woodside ADR Program, each Existing Woodside ADS represents one Existing Woodside Share. A registration statement on Form F-6 (Registration No. 333-201669) was filed with the SEC on 23 January 2015, and declared effective 9 February 2015, with respect to the Existing Woodside ADSs. Existing Woodside ADSs currently trade on the U.S. over-the-counter market through a sponsored ADR facility under the symbol “WOPEY.”

Woodside intends to apply to list the Woodside ADSs on the NYSE under the symbol “WDS,” to file the F-6 Registration Statement with the SEC with respect to the Woodside ADSs and to amend the 2015 Deposit Agreement for the Woodside ADR Program to, among other things, reflect Woodside’s status as an SEC reporting company and certain regulatory changes in Australia and in the United States. For additional information see the section entitled “Description of Woodside American Depositary Shares.”

Pro Forma Ownership of the Merged Group

Upon completion of the Merger, BHP Shareholders will be entitled to, in aggregate, 901,523,720 New Woodside Shares representing approximately 48% of the Woodside Shares following Implementation of the

Merger (based on the number of Woodside Shares outstanding on 22 November 2021, as adjusted for the Woodside Dividend paid on 24 September 2021, and assuming that no Permitted Equity Raise nor further declaration of Woodside Dividends will occur prior to Implementation) with each BHP Shareholder being entitled to 0.1781 New Woodside Shares in respect of each BHP Share that the BHP Shareholder owns (based on the number of BHP Shares outstanding on 22 November 2021). For additional information relating to the Purchase Price see the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Purchase Price.”

Rights of Woodside Shareholders and BHP Petroleum Shareholders

As a result of the Merger, Participating BHP Shareholders will have the right to receive New Woodside Shares. Such Participating BHP Shareholders will have different rights as holders of the New Woodside Shares with respect to ownership of BHP Petroleum than the rights they have as holders of BHP. BHP Petroleum International Pty Ltd is a wholly owned subsidiary of BHP. Accordingly, BHP Shareholders have no specific rights with respect to BHP Petroleum. For a description of the rights of holders of Woodside Shares, please see the section entitled “Description of Woodside Shares.”

Risk Factor Summary (see page 42)

The Merger involves risks, some of which are related to the Merger itself and others of which are related to Woodside’s business and to investing in and ownership of the New Woodside Shares and New Woodside ADSs following the Merger, assuming the Merger is completed. In considering the Merger, you should carefully consider the information about these risks set forth both in this section and under the section entitled “Risk Factors,” together with the other information included in this prospectus.

The occurrence of one or more of the events or circumstances described in these summary risk factors and those included under the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Merger, and may have a material adverse effect on the business, financial condition, results of operations and trading price of the Woodside Shares or Woodside ADSs following the Merger. Such risks include, but are not limited to, the following:

•	Woodside may not realize the anticipated cost savings, synergies and other benefits that Woodside expects to achieve from the Merger.

•	Woodside and the Merged Group will incur significant integration-related costs and challenges in connection with the Merger, including integration of technology and personnel.

•

Implementation of the Merger may trigger change of control or other provisions in certain agreements to which Woodside or BHP Petroleum are parties. If consents or waivers under such agreements are not obtained or granted, this may have an adverse effect on the Merger or the Merged Group.

•

The historical financial information of BHP Petroleum may not be representative of its results or financial condition if it had been operated independently of BHP and, as a result, may not be a reliable indicator of its future results.

•

The unaudited pro forma condensed combined financial statements and pro forma reserve and production data included in this prospectus may not be representative of the Merged Group’s results after the Merger.

•

Uncertainty about the effects of the Merger, including effects on employees, host governments, partners, contractors, regulators, suppliers and customers, may have a material adverse effect on the business, results of operations and financial condition of the Merged Group.

•	The Merged Group will be exposed to risks resulting from fluctuations in LNG market conditions or the price of crude oil, which can be volatile.

•	The Merged Group may be exposed to commodity and currency hedging.

•	The impacts of an epidemic or outbreaks of an infectious disease, such as COVID-19, could materially adversely affect the Merged Group’s business, results of operations and financial condition.

•

The majority of the Merged Group’s major projects and operations will be conducted in joint ventures, and therefore the Merged Group’s degree of control, as well as its ability to identify and manage risks, may be reduced.

•

The Merged Group is expected to invest significant amounts of funds in a variety of exploration, development, production, construction, restoration and new energy activities across the world, which involve many uncertainties and operating risks.

•	The Merged Group operates in a high-risk industry, and there are risks inherent in the Merged Group’s exploration, development, production and restoration activities.

•

Material limitations to the Merged Group’s access to capital, a failure in financial risk management, government fiscal, monetary and regulatory policy and variability in interest and exchange rates could all adversely affect the Merged Group’s business, results of operations and financial condition.

•	The Merged Group may encounter natural disasters or acts of terrorism (whether physical, cyber or otherwise), that may result in diminished production, additional costs or substantial loss.

•	Woodside’s and BHP Petroleum’s operations are, and the Merged Group’s operations will be, subject to extensive governmental oversight and regulation.

•	The Merged Group’s operations will be subject to governmental and sovereign risks, including political, legal and other uncertainties in the countries in which Woodside and BHP Petroleum do business.

•	Oversight and review by competition regulatory bodies in the jurisdictions in which the Merged Group will operate may impact the Merged Group’s investments and businesses.

•	The global response to climate change, including ESG matters and conservation measures, is changing the way that the world produces and consumes energy, creating risks for the Merged Group.

•	Estimates of proved reserves and future net cash flows are not precise. The actual quantities and net cash flows of the Merged Group’s proved reserves may prove to be lower than estimated.

•

The Merged Group could be materially and adversely affected if new legislation or regulations are adopted to address global climate change, or if the Merged Group is subject to lawsuits for alleged damage to persons or property resulting from greenhouse gas emissions.

•	The availability and cost of emission allowances or carbon offsets could adversely impact the Merged Group’s costs of operations and its ability to meet its environmental goals.

•	The financial and operating forecasts are based on various assumptions that may not be realized.

•

The Merged Group’s financial results could be adversely affected by impairments of goodwill or other intangible assets, the application of future accounting policies or interpretations of existing accounting policies including by regulatory direction, and changes in estimates of decommissioning costs.

•	The Merger could result in Woodside being treated as a U.S. corporation for U.S. federal income tax purposes.

•	The implied value of the Share Consideration will vary over time depending on the prevailing Woodside Share price.

•	Liquidity in the market for Woodside securities may be adversely affected by multiple exchange listings.

•	There is no guarantee that dividends will be paid on the Woodside Shares.

•	There has been no prior market for the Woodside ADSs on a U.S. national securities exchange, and an active and liquid market for the Woodside ADSs may fail to develop or be sustained.

•	After Implementation of the Merger, the market price of Woodside ADSs on the NYSE may not be identical, in U.S. dollar terms, to the market price of Woodside Shares on the ASX.

•	Holders of Woodside ADSs will not directly hold Woodside Shares.

•	Holders of Woodside ADSs may not receive certain distributions on Woodside Shares represented by Woodside ADSs or any value for such dividends under certain circumstances.

•

The Woodside ADSs may be subject to limitations on transfer and the withdrawal of the underlying Woodside Shares, and holders of Woodside ADSs may not be able to exercise their right to vote the Woodside Shares underlying their Woodside ADSs.

•	It may be difficult for holders of Woodside ADSs to bring any action or enforce any judgment obtained in the United States against Woodside or members of the Woodside Board.

•

As a foreign private issuer (“FPI”) under the rules and regulations of the SEC, Woodside is permitted to, and may, file less or different information with the SEC than a U.S. public company that is not an FPI, and will follow certain home country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.

•

As a result of registering the distribution of the New Woodside Shares and New Woodside ADSs in the United States, the Merged Group will become subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and if the Merged Group fails to maintain an effective system of internal controls, the Merged Group may not be able to accurately report its financial results or prevent fraud.

Woodside Market Price Information and Per Share Data

Source: Capital IQ as at 1 March 2022.

Woodside

Woodside Shares are listed on the ASX under the trading symbol “WPL.” Woodside has applied to change its ticker symbol on the ASX from “WPL” to “WDS.” The closing sale price of Woodside Shares on the ASX was A$21.18 on 16 August 2021, the last trading day before the public announcement of entry into the Merger Commitment Deed. On 19 November 2021, the last trading day before public announcement of entry into the Share Sale Agreement, the closing sale price of Woodside Shares on the ASX was A$22.11 per share.

BHP Petroleum

Historical market price data for BHP Petroleum has not been presented as BHP Petroleum is currently a wholly owned subsidiary of BHP. Therefore, there is no established trading market in the ordinary shares of BHP Petroleum.

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following (i) summary unaudited pro forma condensed combined statement of profit and loss data for the year ended 31 December 2021 have been prepared to give effect to the Merger as if it occurred on 1 January 2021 and (ii) summary unaudited pro forma condensed combined statement of financial position data at 31 December 2021 have been prepared to give effect to the Merger as if it occurred on 31 December 2021.

The unaudited pro forma condensed combined financial data are provided for illustrative purposes only and are not intended to represent or be indicative of the results of operations or the financial position of the combined company that would have been recorded had the Merger been completed as of the dates presented and should not be taken as representative of future results of operations or the financial position of the combined company. The unaudited pro forma condensed combined financial data does not reflect the effects of any potential operational efficiencies, asset dispositions, cost savings or economies of scale that the combined company may achieve with respect to the combined operations. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 42 of this prospectus. The summary unaudited pro forma condensed combined financial data should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 124 of this prospectus.

Pro Forma Merged Group
Year Ended 31 December 2021
($m)
Summary Pro Forma Condensed Combined Statement of Profit and Loss Data:
Operating Revenue	12,467
Net income attributable to common stockholders	2,436
Basic net income per share attributable to common stockholders (US cents)	131

Pro Forma Merged Group
At 31 December 2021
($m)
Summary Pro Forma Condensed Combined Statement of Financial Position Data:
Total assets	53,540
Total liabilities	20,730
Total equity	32,810

Summary Pro Forma Reserve Information

The following summary pro forma reserve data at 31 December 2021 have been prepared to give effect to the Merger as if it occurred on 31 December 2021. These estimates of the Merged Group’s pro forma proved oil, condensate, NGL and natural gas reserves were prepared by adding reserve estimates as of 31 December 2021 as provided by each of Woodside and BHP Petroleum.

This includes information for overlapping assets, specifically the Northwest Shelf (“NWS”), where reserves values have been added without any adjustments. BHP Petroleum uses a conversion factor of 6,000 MMscf per MMboe while Woodside uses 5,700 MMscf per MMboe. BHP Petroleum includes all fuel used in its operation as reserves while Woodside includes only the onshore fuel used in its operations as reserves. These estimates of the Merged Group’s pro forma proved reserves were derived with these assumptions unchanged for each of the entities. Woodside’s reserves as of 31 December 2021 are based on a reserve report prepared by Netherland, Sewell & Associates, Inc., Woodside’s independent reserve engineers. BHP Petroleum’s reserve assessments are prepared by it each year in connection with BHP Petroleum’s fiscal year end of June 30. The assessments are reviewed prior to BHP Petroleum’s fiscal year end to ensure technical quality, adherence to internally published BHP Petroleum guidelines and compliance with SEC reporting requirements. The December 31 reserves information for BHP Petroleum included below is an estimate of BHP Petroleum’s reserves as of such date, is derived from internal records taking into account, among other factors, production, revenues, and operating and capital expenditures for each asset and project, and has not been reviewed by any independent reserve engineers or on the same basis as BHP Petroleum’s reserves are reviewed at BHP Petroleum’s fiscal year end. Additional information regarding pro forma proved reserves is included in the section entitled “Business and Certain Information About the Merged Group—Merged Group Reserves and Future Production Capacity.” Information regarding Woodside’s actual historical reserves is included in the section entitled “Business and Certain Information About Woodside—Reserves and Resources.” Information regarding BHP’s actual historical reserves is included in the section entitled “Business and Certain Information About BHP Petroleum—Reserves and Resources.”

Pro Forma Merged Group
At 31 December 2021
Estimated Proved Developed Reserves
Crude oil and condensate (MMbbl)	219.4
NGLs (MMbbl)	19.0
Natural gas (Bcf)	3,120.2

Total (MMboe)	773.8

Estimated Proved Undeveloped Reserves
Crude oil and condensate (MMbbl)	219.3
NGLs (MMbbl)	8.4
Natural gas (Bcf)	7,630.4

Total (MMboe)	1,548.7

Estimated Proved Developed and Undeveloped Reserves
Crude oil and condensate (MMbbl)	438.8
NGLs (MMbbl)	27.4
Natural gas (Bcf)	10,750.7

Total (MMboe)	2,322.5

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The forward-looking statements contained in this prospectus involve risks and uncertainties that may affect Woodside, BHP Petroleum and the Merged Group businesses’ operations, markets, products, services, prices and other matters. This prospectus, may contain forward-looking statements, including, for example, but not limited to, statements about management expectations, strategic objectives, growth opportunities, business prospects, regulatory proceedings, transaction synergies and other benefits of the Merger, and other similar matters. Forward-looking statements are not statements of historical facts and represent only Woodside’s beliefs regarding future performance, which is inherently uncertain. Forward-looking statements are typically identified by words such as “anticipates,” “believes,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “foresees,” “goal,” “intends,” “likely,” “may,” “might,” “plans,” “projects,” “schedule,” “should,” “target,” “will,” or “would” and similar expressions, although not all forward-looking information contains these identifying words.

By their very nature, forward-looking statements require Woodside to make assumptions and are subject to inherent risks and uncertainties that give rise to the possibility that Woodside’s predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that Woodside’s assumptions may not be correct and that Woodside’s or the combined business’ objectives, strategic goals and priorities will not be achieved. Woodside cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to:

•	fluctuations in the price of crude oil and a substantial or extended decline in crude oil prices;

•	fluctuations in LNG market conditions, prices and buyer preferences, and any material and sustained LNG price deterioration or change in LNG buyer preferences;

•

events outside of the Merged Group’s control, including the impacts of an epidemic or outbreaks of an infectious disease, for example the ongoing impacts of COVID-19; natural disasters, severe storms and other adverse weather conditions; overall domestic and global political and economic conditions, including the imposition of tariffs or trade or other economic sanctions, political instability or armed conflict, whether or not in oil and gas producing regions, including the ongoing conflict in Ukraine;

•

overall domestic and global political and economic conditions, including the imposition of tariffs or trade or other economic sanctions, political instability or armed conflict in oil and gas producing regions, including the ongoing conflict in Ukraine;

•	increased proportion of shorter-term contracts and volatile spot pricing with respect to LNG;

•	conducting a majority of major projects and operations through joint ventures, which may limit the Merged Group’s degree of control and ability to identify and manage risks;

•	uncertainties and operating risks as a result of significant funds being invested in a variety of exploration, development projects, production, construction and restoration activities;

•	reliance on third parties to advance proposed developments and the risk that the Merged Group may not reach agreements with third parties;

•	risk of incurring losses due to counterparty exposures;

•	the need to acquire or discover additional proved reserves or to develop existing, acquired or developed reserves to supplement proved reserves and production;

•	failure to find reserves that can be commercialized successfully;

•	limitations on the Merged Group’s access to capital or a failure in financial risk management;

•	operating hazards and natural disasters;

•	extensive government regulation, including the ability to obtain regulatory approvals;

•	governmental and sovereign risk;

•	operating in locations suffering from political, legal and other uncertainties, including risk of crime, governmental and business corruption, foreign sanctions and underdeveloped infrastructure;

•	revocation, failure to renew or alteration of the terms of the Merged Group’s permits;

•	risks from oversight and review by competition regulatory bodies;

•	enhanced public and private focus on climate change, greenhouse gas effects and proposed or contemplated laws and regulations relating to carbon emissions;

•	uncertainty of estimated petroleum reserves;

•	competition in the exploration, production and marketing of products;

•	changes to the Merged Group’s portfolio of assets through acquisitions and divestments;

•	exchange rate risks;

•	intentional or unintentional disruption of the Merged Group’s information technology systems;

•	litigation and arbitration;

•	shortage of skilled labor and construction materials, equipment and supplies;

•

other factors that may affect future results of Woodside or BHP Petroleum, including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, technological and regulatory changes, and adverse developments in general market, business, economic, labor, regulatory and political conditions; and

•	other factors referred to in this prospectus.

These risk factors do not take into account the individual investment objectives, financial situation, position or particular needs of individual investors. If you do not understand any part of this prospectus (including the risk factors set out in the section entitled “Risk Factors”), or are in any doubt as to any action to take in relation to the Merger, it is recommended that you consult your legal, financial, taxation or other professional adviser.

Woodside cautions that the foregoing list of important factors is not exhaustive, and other factors could also adversely affect Implementation and the future results of Woodside, BHP Petroleum or the Merged Group. The forward-looking statements speak only as of the date of this prospectus. When relying on Woodside’s forward-looking statements to make decisions with respect to Woodside, BHP Petroleum or the Merged Group, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by applicable law or regulation, Woodside does not undertake to update any forward-looking statement, whether written or oral, to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

For additional information about factors that could cause Woodside’s results to differ materially from those described in the forward-looking statements, please see the section entitled “Risk Factors.” All written or oral forward-looking statements concerning the Merger or other matters addressed in this prospectus and attributable to Woodside, BHP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Merger. The risks discussed herein have been identified based on an evaluation of the historical risks faced by Woodside and BHP Petroleum and relate to current expectations as to future risks that may result from the Merger. Certain of the following risk factors apply to the business and operations of Woodside and BHP Petroleum and will also apply to the business and operations of the Merged Group following the Implementation of the Merger. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Merger and may have a material adverse effect on the business, cash flows, financial condition and results of operations of the Merged Group following the Implementation of the Merger. This could cause the trading price of the Woodside Shares and the Woodside ADSs to decline, perhaps significantly. You should carefully consider the following risk factors in conjunction with the other information included in this prospectus, including matters addressed in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Woodside,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BHP Petroleum,” “Unaudited Pro Forma Condensed Combined Financial Statements,” the financial statements of Woodside, the financial statements of BHP Petroleum and notes to the financial statements included herein. The following risks are not exhaustive and are based on certain assumptions made by Woodside and BHP Petroleum which later may prove to be incorrect or incomplete. Investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of Woodside, BHP Petroleum and the Merged Group. Each of Woodside, BHP Petroleum and the Merged Group may face additional risks and uncertainties that are not currently known to it, or that are currently deemed immaterial, which may also impair their respective businesses, financial conditions or results of operations.

As both companies have significant exposure to the oil and gas sector, a number of the risks relating to the Merged Group are, or will be, risks to which either or both of Woodside Shareholders and BHP Shareholders are already exposed and will continue to be exposed if the Merger does not proceed. Woodside Shareholders already bear these risks to a greater degree than BHP Shareholders due to Woodside’s concentration in the oil and gas sector. In addition, the Merged Group’s increased scale of operations as a result of the Merger may increase the exposure to the risks that Woodside currently faces, including the exposure to challenges associated with climate change and the energy transition.

Risks Relating to the Implementation of the Merger

The Implementation of the Merger is subject to certain Conditions, and if these Conditions are not satisfied or waived in a timely manner, the Implementation of the Merger may be delayed or the Merger may not be Implemented.

Implementation of the Merger is subject to the satisfaction or waiver of a number of outstanding Conditions. There can be no certainty, nor can Woodside provide any assurance or guarantee, that these Conditions will be satisfied or waived or, if satisfied or waived, when that will occur. Details of the outstanding Conditions are set out in the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Conditions.”

The satisfaction of a number of the outstanding Conditions is outside the control of Woodside and BHP, including, but not limited to, approval of the Merger by Woodside Shareholders and approvals, waivers, confirmations, exemptions or consents from certain regulators, including ASIC and ASX. If the Conditions are not satisfied or waived on or before 30 June 2022 (or an agreed later date), either party to the Share Sale Agreement may terminate the Share Sale Agreement in accordance with its terms, in which case the Merger will not be Implemented.

If, for any reason, a Condition is not satisfied or waived and the Merger is not Implemented, there may be adverse consequences for Woodside and Woodside Shareholders. These include that the trading price of Woodside Shares may be affected, certain costs relating to the Merger will still be incurred and the anticipated cost savings, synergies and other benefits that Woodside expects to achieve from the Merger will not be realized, which may adversely affect Woodside’s operational and financial performance and the market price of Woodside Shares.

The delay to satisfaction or waiver of Conditions could delay Implementation for a time or prevent it from occurring. Certain Conditions may only be satisfied subject to conditions or undertakings imposed by regulatory bodies or other third parties. Any delay in completing the Merger could result in Woodside not realizing some or all of the benefits that it expects to achieve if the Merger is successfully Implemented within its expected timeframe, which may adversely affect Woodside’s operational and financial performance. See the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Conditions.”

In addition, BHP may terminate the Share Sale Agreement in accordance with the terms of the Share Sale Agreement. In certain circumstances (including where termination by BHP is in breach of the Share Sale Agreement), BHP has agreed to pay Woodside a reimbursement fee of $160 million. Where payable, the payment of the reimbursement fee would be Woodside’s sole and exclusive recourse against BHP.

Failure to Implement the Merger could negatively impact the price of Woodside Shares and the future business and financial results of Woodside, and Woodside may not realize the anticipated cost savings, synergies and other benefits that Woodside expects to achieve from the Merger.

If the Merger is not Implemented, the anticipated cost savings, synergies and other benefits that Woodside expects to achieve from the Merger will not be realized, which may adversely affect Woodside’s operational and financial performance and the market price of Woodside Shares.

Woodside estimates that it will incur transaction and integration costs in connection with the Merger regardless of whether or not the Merger is Implemented. Regret costs are estimated at $120 million. In addition, in certain circumstances, Woodside has agreed to pay to BHP a reimbursement fee of $160 million if the Merger is not Implemented. If the Merger is not Implemented, Woodside will still have to pay the majority of the transaction costs and may also be required to pay the reimbursement fee. This may adversely affect Woodside’s capital and operating expenditure, which in turn may have a negative impact on its business, results of operations and financial condition.

Further, if the Merger is not Implemented, BHP may between 1 July 2022 and 31 December 2022 exercise the Put Option under the Scarborough Put Option Deed to sell its interests in the Scarborough, Jupiter and Thebe Projects, including interests in certain key contracts and petroleum titles, to Woodside. See the section entitled “The Share Sale Agreement and Related Agreements—Related Agreements—Scarborough Put Option” for additional information regarding the Put Option. If BHP exercises the Put Option, Woodside must pay $1 billion in consideration to BHP (with expenditure adjustment from an effective date of 1 July 2021), and an additional $100 million is payable by Woodside contingent on a future FID for a Thebe development. These circumstances may adversely impact Woodside, and Woodside may be required to fund (on a 100% basis) the capital expenditure for the Scarborough development. Any of these developments may have an adverse impact on Woodside’s cash flows, financial performance and financial position.

If the Merger is not Implemented, Woodside Shareholders will continue to be exposed to the various risk factors that currently apply to an investment in Woodside. The risk factors described in the section entitled “—Risks Relating to the Merged Group” as applicable to the Merged Group will also apply to a continuing investment in Woodside as a standalone entity.

If the Merger is Implemented, there may be adverse tax consequences for investors.

In general, for U.S. federal income tax purposes, a U.S. holder of BHP Shares or BHP ADSs must include in its gross income the gross amount of any dividend paid by BHP to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). However, BHP does not calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. holders should expect to treat the entire amount of the Special Dividend as a taxable dividend for U.S. federal income tax purposes. Tax matters are very complicated, and the tax consequences of the Special Dividend to each U.S. holder of BHP Shares or BHP ADSs may depend on the shareholder’s particular facts and circumstances. BHP Shareholders and holders of BHP ADSs are urged to consult with, and rely solely upon, their own tax advisers to understand fully the tax consequences to them of the Special Dividend and of holding Woodside Shares or Woodside ADSs (as applicable). Further information on certain taxation consequences of the Special Dividend in certain jurisdictions is set out in the sections entitled “Material U.S. Federal Income Tax Considerations” and “Material Australian Tax Considerations.”

Woodside may not be able to verify the accuracy, reliability or completeness of all information it has received regarding BHP Petroleum and the Merger, and the Share Sale Agreement may not adequately compensate Woodside for losses attributable to breaches by BHP of any representations or warranties in the Share Sale Agreement.

Woodside has conducted due diligence investigations in connection with the proposed Merger. As part of this, Woodside has relied on the information provided by BHP as well as on the due diligence investigations conducted by its employees and its advisers. To the extent that any investigation by Woodside’s employees or advisers, or that any information provided to it, is incomplete, incorrect, inaccurate or misleading, the actual performance of the Merged Group may be different from what was expected, which may have an adverse impact on Woodside’s financial position and performance.

Additionally, it is possible that the analysis Woodside has undertaken in connection with the Merger has resulted in conclusions and forecasts which are inaccurate, or which are not realized in due course, whether because of flawed methodology, misinterpretation of economic circumstances, tax treatment or otherwise. For example, there is a risk that the Merged Group will not be able to fully utilize certain tax attributes that are expected to transfer to the Merged Group. These include the rates at which tax loss benefits (for example, historic U.S. net operating losses of entities acquired from BHP) can be utilized and the availability of those losses to offset taxable income in any jurisdiction, which depends on many factors which cannot be assured. To the extent that the actual results achieved by the Merger are different than those anticipated by Woodside’s analysis, there may be an adverse impact on Woodside’s financial position and performance. To the extent that any investigation by Woodside’s employees or advisers, or that any information provided to it, is incomplete, incorrect, inaccurate or misleading, the actual performance of the Merged Group may be different from what was expected, which may have an adverse impact on Woodside’s financial position and performance.

There is also no assurance that the due diligence conducted was conclusive and that all material issues and risks in respect of the Merger have been identified and avoided or managed appropriately. Therefore, there is a risk that one or more issues may arise which will have a material impact on the Merged Group that were not identified through due diligence or for which there is no contractual protection for Woodside. This could adversely affect the business, results of operations and financial condition of the Merged Group.

Further, given that BHP Petroleum is a wholly owned subsidiary of BHP, its securities are not publicly listed or priced, making it difficult to determine the value of such securities.

Woodside and the Merged Group will incur significant integration-related costs and challenges in connection with the Merger. Further, the success of the Merged Group and its ability to achieve the anticipated cost savings, synergies and other benefits of the Merger will partly depend on Woodside’s ability to separate BHP Petroleum from BHP and integrate the businesses of Woodside and BHP Petroleum, including development, extraction and production operations, technology and personnel of each business.

There are risks associated with separating the business activities and operations of BHP Petroleum from BHP and then conducting and integrating the business activities and operations of BHP Petroleum into Woodside. While Woodside expects that it will be able to integrate BHP Petroleum’s operations with its own, there is a risk that separation may take longer than expected, integration may take longer than expected (as a result of a delay in completion of separation activities or otherwise), or that integration may cost more than anticipated, including as a result of the COVID-19 pandemic and applicable physical separation requirements. Potential factors that may impact a successful integration include:

•	disruption to the ongoing operations or business relationships of either or both businesses;

•	disruption to project delivery;

•	delays in separating BHP Petroleum from corporate services provided by BHP;

•	higher than anticipated integration costs;

•	unforeseen costs relating to integration of development, extraction and production operational systems, IT systems and financial and accounting systems of both businesses;

•	extended period of transition services or duplicated activities due to delays in separation of BHP Petroleum and/or delays in implementing replacement processes or services; and

•	unanticipated loss of key personnel or expert knowledge, or reduced employee productivity due to uncertainty arising as a result of the Merger.

The occurrence of any of these factors may adversely impact the Merged Group’s operations, cash flows, financial performance and financial position. In addition, the demands that the integration process may have on management time may also cause a delay in other projects currently contemplated by Woodside and/or BHP Petroleum.

If integration is not achieved in a timely and effective manner, the full benefits of the combination of the two businesses, including the anticipated cost savings, synergies and other benefits that Woodside expects to achieve from the Merger, may be delayed or achieved only in part or not at all. This could adversely impact the Merged Group’s business, results of operations and financial condition and the prospects of the Merged Group.

Implementation of the Merger may trigger change of control or other provisions in certain agreements to which Woodside or BHP Petroleum are parties. If consents or waivers under such agreements are not obtained or granted, this may have an adverse effect on the Merger or the Merged Group.

Certain contracts to which Woodside, BHP Petroleum and their respective subsidiaries are party (including contracts with customers, lenders and joint venture partners) contain change of control or deemed assignment provisions that could be triggered by the Merger (including by entry into the Share Sale Agreement, Implementation, or other events in connection with the Merger). If any third-party right of that type is triggered, it may allow the counterparty to review, adversely modify, exercise rights under or terminate the relevant contract. This may also result in Woodside or BHP Petroleum being obliged to pay termination fees or other fees or costs associated with the change of control or deemed assignment provision. If a counterparty were to do any of the foregoing, this may have an adverse effect on the Merged Group, which may be material. Agreements where such change of control provisions exist include agreements relating to assets in Barbados and Egypt, as well as various seismic contracts.

Woodside and BHP have particular accounting policies and methods and the integration of these accounting functions may lead to revisions which impact the Merged Group’s reported results of operations and/or financial position and performance.

Woodside and BHP Petroleum, as standalone entities, have particular accounting policies and methods which are fundamental to how they record and report their financial position and results of operations. Woodside and BHP Petroleum may have exercised judgment in selecting accounting policies or methods, which might have been reasonable in the circumstances yet might have resulted in reporting materially different outcomes than would have been reported under the other company’s policies and methods. The integration of Woodside’s and BHP Petroleum’s accounting functions may lead to revisions of these accounting policies, which may adversely impact the Merged Group’s reported results of operations and/or financial position and performance.

After Implementation, Existing Woodside Shareholders will have significantly lower ownership and voting interests in Woodside than they currently have and therefore will exercise less control over management.

As part of the Merger, Woodside will issue a significant number of New Woodside Shares as the Share Consideration. Immediately after Implementation, it is expected that Existing Woodside Shareholders will own approximately 52% of the Merged Group and BHP Shareholders (or the Sale Agent in the case of all Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders) will own approximately 48% of the Merged Group, respectively, subject to adjustment for any Permitted Equity Raise or further declaration of Woodside Dividends that occurs prior to Implementation. Unless a Woodside Shareholder is also a Participating BHP Shareholder, the Woodside Shareholder is likely to have its ownership and voting interests in Woodside significantly diluted as a result of the Merger.

BHP ADS Holders are not entitled to appraisal rights in connection with the Merger.

Appraisal rights are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Under the Corporations Act, BHP Shareholders will not have rights to an appraisal of the fair value of their BHP Shares in connection with the Merger because they are receiving New Woodside Shares and because Woodside Shares are expected to continue to be traded on ASX during the pendency of the Merger and on ASX and LSE following Implementation. Similarly, holders of BHP ADSs will not have appraisal rights.

The historical financial information of BHP Petroleum may not be representative of its results or financial condition if it had been operated independently of BHP and, as a result, may not be a reliable indicator of its future results.

BHP Petroleum is currently owned by BHP. The historical financial information of BHP Petroleum included in this prospectus has been prepared on a carve-out basis from the accounts of BHP and may not reflect what BHP Petroleum’s financial position, results of operations or cash flows would have been had BHP Petroleum been an independent, stand-alone entity during the periods presented, nor are they necessarily indicative of the future financial position, results of operations or cash flows of BHP Petroleum. The combined financial statements of BHP Petroleum include all revenues and costs directly attributable to BHP Petroleum and an allocation of expenses related to certain BHP corporate functions. These expenses have been allocated to BHP Petroleum based on direct usage or benefit where identifiable, with the remainder allocated pro rata based on an applicable measure of headcount, usage of technology or other relevant measures. Although BHP Petroleum considers these allocations to be a reasonable reflection of the utilization of services or the benefit received, the allocations may not be indicative of the actual expense that would have been incurred had BHP Petroleum operated as an independent, stand-alone entity, nor are they indicative of BHP Petroleum’s future expenses.

The unaudited pro forma condensed combined financial statements and pro forma reserve and production data included in this prospectus may not be representative of the Merged Group’s results after Implementation of the Merger.

The unaudited pro forma condensed combined financial statements for the Merged Group in this prospectus is presented for illustrative purposes only, is based on certain assumptions, addresses a hypothetical situation and reflects limited historical financial data. Therefore, the unaudited pro forma condensed combined financial statements are not necessarily indicative of what Woodside’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated, or the future consolidated results of operations or financial position of Woodside. Accordingly, Woodside’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial statements included in this prospectus. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” for more information.

The pro forma reserve and production information in this prospectus is presented for illustrative purposes only, is based on certain assumptions, addresses a hypothetical situation and reflects limited historical reserves and production data. Therefore, the pro forma reserve and production information is not necessarily indicative of what the Merged Group’s actual reserve or production data would have been had the Merger been completed on the date indicated or of the future reserve or production of the Merged Group. Accordingly, the Merged Group’s reserves and production may differ significantly from those indicated by the pro forma reserve and production information included in this prospectus. See the section entitled “Disclaimer and Important Notices—Pro Forma Financial Statements” for additional information.

Woodside may be unable to provide the same types and level of benefits, services and resources to BHP Petroleum that historically have been provided by BHP, or may be unable to provide them at the same cost.

As part of BHP, BHP Petroleum has been able to receive benefits and services from BHP and has been able to benefit from BHP’s financial strength and extensive business relationships. After Implementation, BHP Petroleum will be owned by Woodside and will no longer benefit from BHP’s resources. While Woodside has entered into agreements under which BHP has agreed to provide certain transition services for a period of time following Implementation, it cannot be assured that Woodside will be able to adequately replace those resources or replace them at the same cost. If Woodside is not able to replace the resources provided by BHP or is unable to replace them at the same cost or is delayed in replacing the resources provided by BHP, Woodside’s business, financial condition and results of operations may be materially adversely impacted.

The Merger may be Implemented even though material adverse changes may occur subsequent to the announcement of the Merger.

Under the terms of the Share Sale Agreement, either party can terminate the agreement if certain prescribed material adverse changes occur which affect the other party. However, certain types of changes do not permit either party to terminate the Share Sale Agreement or otherwise refuse to Implement the Merger, even if such changes would have a material adverse effect on either of the parties. For example, a worsening of Woodside’s or BHP Petroleum’s financial condition or results of operations due to a decrease in commodity prices or general economic conditions would not give the other party the right to terminate the Share Sale Agreement or otherwise refuse to Implement the Merger. In addition, the parties have the ability, but are under no obligation, to waive any material adverse change that results in the failure of a Condition and instead proceed with Implementing the Merger. See the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement.”

If a material adverse change occurs that affects either party, but the parties are still required to, or voluntarily decide to, Implement the Merger, the Merged Group’s business, results of operations and financial condition may suffer and the expected benefits of the Merger may not be realized as a result of such material adverse changes.

Between the date of the Share Sale Agreement and Implementation, Woodside, BHP Petroleum and their respective subsidiaries’ businesses are subject to restrictions on their business activities. These restrictions could adversely impact the Merged Group, or adversely impact Woodside if the Merger does not proceed to Implementation.

The Share Sale Agreement subjects Woodside and BHP Petroleum to certain customary restrictions on their respective business activities during the period between the date of the Share Sale Agreement and the earlier of Implementation and termination of the Share Sale Agreement. The Share Sale Agreement obliges each of Woodside and BHP Petroleum to use its commercially reasonable efforts to carry on its business in the ordinary course in all material respects, and the Share Sale Agreement obliges BHP Petroleum to use its commercially reasonable efforts to preserve substantially intact its business organization, assets, the services of its current officers, employees and consultants and its goodwill and relationships with material customers, suppliers and others. See the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement.”

These restrictions could prevent Woodside and BHP Petroleum from pursuing certain business opportunities that arise during the period between the date of the Share Sale Agreement and the earlier of Implementation and termination of the Share Sale Agreement and could therefore adversely impact the Merged Group. Alternatively, if the Merger does not proceed to Implementation, the business and the future prospects of Woodside and BHP Petroleum could be adversely impacted.

Uncertainty about the effects of the Merger, including effects on employees, host governments, partners, contractors, regulators, suppliers and customers, may have a material adverse effect on the business, results of operations and financial condition of the Merged Group.

The Merger, and existing programs of work to facilitate the Merger, may exacerbate existing risks relating to, among other things, the Merged Group’s social license to operate, climate change, environmental and social governance, people and culture, and regulatory compliance risks.

In addition, stakeholders that have business or other relationships with the Merged Group could defer consummation of a transaction or other decisions, or seek to change their existing business relationship with Woodside or BHP Petroleum.

The Merged Group will need to take action to prevent or minimize any detrimental impact to stakeholder relationships from the Merger and integration of Woodside and BHP Petroleum. No assurance can be given that these actions will be successful.

Risks Relating to the Merged Group

The Merged Group will be exposed to risks resulting from fluctuations in LNG market conditions or the price of crude oil, which can be volatile. Any material or sustained decline in LNG or crude oil prices, or change in buyer preferences, could have a material adverse effect on the Merged Group’s results.

Both Woodside’s and BHP Petroleum’s revenues are primarily derived from sales of LNG, crude oil, condensate, pipeline gas and LPG. Consequently, the results of operations of both businesses are strongly influenced by the prices they receive for these products, which in the case of oil and condensate are primarily determined by prevailing crude oil prices and in the case of pipeline gas, LPG and LNG are primarily determined by prevailing crude oil prices as well as some fixed pricing and other price indexes (such as Henry Hub and the Japan Korea Marker (“JKM”)). For the year ended 31 December 2021, the majority (approximately 81%) of Woodside’s production was attributed to natural gas, comprising LNG, LPG and pipeline gas and the remaining portion (approximately 19%) of Woodside’s production was attributed to oil and condensate. That production mix differs from BHP Petroleum, which for the year ended 31 December 2021, was approximately 63% natural gas, comprising LNG, LPG and pipeline gas, and 37% oil and condensate (excluding Algeria and Neptune production). Overall BHP Petroleum has a lower weighting of LNG in its portfolio compared to Woodside. As a result, BHP Petroleum has a relatively lesser exposure to the value of LNG relative to oil. In this context, the Merger will result in Woodside Shareholders diversifying their exposure from LNG, while Participating BHP Shareholders who continue to hold Woodside Shares or Woodside ADSs following the Merger will increase their exposure to LNG.

LNG market conditions including, but not limited to, supply and demand, are unpredictable and are beyond the Merged Group’s control. In particular, supply and demand for, and pricing of, LNG remain sensitive to energy prices, external economic and political factors, weather, climate conditions, natural disasters (including pandemics), timing of FIDs for new operations, construction and start-up and operating costs for new LNG supply, buyer preferences for LNG, coal or crude oil and evolving buyer preferences for different LNG price regimes and the energy transition. Buyers and sellers of LNG are increasingly more flexible with the way they transact, and contracts may involve hybrid pricing that is linked to other indices such as the Intercontinental Exchange (ICE) Brent Crude deliverable futures contract (oil price) (“Brent”) or the Japanese Crude Cocktail (“JCC”), which is the average price of customs-cleared crude oil imports into Japan as reported in customs statistics. Typically, only LNG supplied from the U.S. was based on a component linked to movements in the U.S. Henry Hub plus certain fixed and variable components. This type of pricing structure may become a component of the weighted average price into Asia and other markets since LNG supply and trade has globalized, and increasingly the lowest cost supply is setting the floor for long-term average global natural gas prices with transportation costs accounting for regional differences. This marginal supply is predominantly from the United States, indirectly pegging global gas prices and Asian spot LNG prices to the Henry Hub market which could adversely affect the pricing of new LNG contracts and potential future price reviews of existing LNG contracts. Tenders may also be used by suppliers and buyers, typically for shorter-term contracts. Alternatives to fossil fuel-based products for the generation of electricity, for example nuclear power and renewable energy sources, are continually under development and, if these alternatives continue to gain market share, they could also have a material impact on demand for LNG, which in turn may negatively impact the Merged Group’s business, results of operations and financial condition in the longer-term.

Although oil prices in 2019 began to recover, in early March 2020, oil prices experienced a precipitous decline in response to reduced oil demand due to the economic impacts of COVID-19 lockdowns and a fallout between Russia and Saudi Arabia, two of the 23 nations in the OPEC+, that had been balancing the market through supply management. Oil prices have rallied since the 2020 lows and in February 2022 were at multi-year highs as markets priced in geopolitical risk premiums relating primarily to Russia’s invasion of the Ukraine, exacerbating market uncertainty and energy market volatility. Oil prices can be very volatile, and periods of sustained low prices could result in changes to the Merged Group’s carrying value assumptions and may also reduce the reported net profit for the relevant period.

The price of crude oil may be affected by other factors beyond the Merged Group’s control, such as worldwide oil supply and demand. In addition to the recent impacts on oil prices resulting from those summarized above, the price of crude oil is affected by the level of economic activity in the markets Woodside and BHP Petroleum serve, regional political developments and military conflicts (including the ongoing Ukraine conflict), weather conditions and natural disasters, conservation and environmental protection efforts, the level of crude oil inventories, the ability of OPEC and other major oil-producing or oil-consuming nations to influence global production levels and prices, sanctions on the production or export of oil, governmental regulations and actions, including the imposition of taxes, trade restrictions, market uncertainty and speculative activities by those who buy and sell oil and gas on the world markets, commodity futures trading, availability and capacity of infrastructure, supply chain disruptions, processing facilities and necessary transportation, the price and availability of new technology, the availability and cost of alternative sources of energy, and the impact of climate change considerations and actions towards energy transition on the demand for key commodities which the Merged Group produces.

The transition to lower-carbon sources of energy in many parts of the world (driven by ESG and climate change concerns) may affect demand for the Merged Group’s products, including crude oil, natural gas and LNG, which in turn may affect the price received (or expected to be received) for these products. Material adverse price impacts (including as a result of the energy transition) may affect the economic performance (including as to margins and cash flows) of, and longevity of production from, the Merged Group’s existing and future production assets, and ultimately the financial performance of the Merged Group.

It is impossible to predict future crude oil, LNG and natural gas price movements with certainty. A low crude oil price environment or declines in the price of crude oil, in LNG and natural gas prices, could adversely affect the Merged Group’s business, results of operations and financial condition and liquidity. They could also negatively impact its ability to access sources of capital, including equity and debt markets. Those circumstances may also adversely impact the Merged Group’s ability to finance planned capital expenditures, including development projects, and may change the economics of operating certain wells, which could result in a reduction in the volume of the Merged Group’s reserves. Declines in crude oil, LNG and natural gas prices, especially sustained declines, may also reduce the amount of oil and gas that it can produce economically, reduce the economic viability of planned projects or of assets that it plans to acquire or has acquired and may reduce the expected value and the potential commerciality of exploration and appraisal assets. Those reductions may result in substantial downward adjustments to the Merged Group’s estimated proved reserves and require additional write-downs of the value of its oil and gas properties.

Sales contracts with the National Gas Company of Trinidad and Tobago (“National Gas Company”) relating to production from BHP Petroleum’s T&T operations are linked to ammonia pricing. Similar to crude oil, LNG and natural gas, it is impossible to predict future ammonia prices with certainty.

The Merged Group’s exposure to shorter-term contracts and more volatile spot pricing (which can vary from time to time) could result in lower pricing in periods of LNG market over-supply.

A portion of the Merged Group’s production is exposed to shorter-term contracts and more volatile spot pricing, contrasted with long-term or medium-term contracts. In the past decade, there has been an increased prevalence of shorter-term contracts (i.e., spot sales and contracts with a duration of two years or less) and lower quantity contracts across the LNG market, although the share of total trade has tapered off slightly in recent years. It is anticipated that the proportion of such production of the Merged Group will vary from time to time. If the proportion of the Merged Group’s production contracted on a shorter-term basis increases at any point in time, this may result in the Merged Group having increased exposure to deterioration in LNG market conditions.

Further, there is a risk that in a lower price environment, buyers are not willing to commit to medium-term or long-term contracts, which may also result in the Merged Group having increased exposure to spot prices and LNG market volatility. Any increase in the Merged Group’s percentage of uncommitted production could result in lower average realized prices during periods of LNG over-supply, which could have an adverse effect on the Merged Group’s business, results of operations and financial condition.

The Merged Group may be exposed to commodity and currency hedging.

There can be no assurance that the Merged Group will successfully manage its exposure to commodity prices. There is also counterparty risk associated with derivative contracts. If any counterparty to the Merged Group’s derivative instruments were to default or seek bankruptcy protection, it could subject a larger percentage of the Merged Group’s future oil and gas production to price changes and could have a negative effect on Woodside’s financial performance, including its ability to fund future projects. Whether the Merged Group engages in hedging and other oil and gas derivative contracts on a limited basis or otherwise, the Merged Group will remain exposed to fluctuations in crude oil prices.

The Merged Group has interests in LNG projects in construction which will increase the Merged Group’s LNG production and LNG sales and, therefore, its reliance on the prices at which it is able to sell its LNG production to its customers.

Woodside and BHP Petroleum have interests in LNG projects in construction, for example, in the case of Woodside, the Pluto-KGP Interconnector, Scarborough and Pluto Train 2 development and the North West Shelf and Julimar Brunello upstream supply projects which will, if and when completed, supplement Woodside’s LNG production and LNG sales and, therefore, its reliance on the prices at which it is able to sell its LNG production to its customers. Accordingly, negative movements in the LNG market may have a material adverse effect on Woodside’s financial performance, including in relation to uncommitted production from existing facilities or from potential future developments.

The Merged Group’s profits may be adversely affected by the introduction of new LNG facilities, or increased LNG throughput and expansion of existing LNG facilities (including those owned or operated by the Merged Group) in the LNG market, which could increase the supply of LNG and thereby lower prices. In particular, in both the Atlantic and Asia-Pacific markets, there is increasing LNG supply under construction and potential East African, North American, Qatari and Russian LNG projects, which may increase competition in the Atlantic and Asia-Pacific LNG markets. Such increases in the supply of LNG without a corresponding increase in demand for LNG may lower LNG prices and the prices at which the Merged Group is able to sell its LNG production to its customers. Decreases in LNG prices may materially affect the Merged Group’s business, results of operations and financial condition.

The Merged Group has a significant interest in oil projects in construction which will increase the Merged Group’s crude oil production and crude oil sales and, therefore, its reliance on crude oil prices at which it is able to sell its production to its customers.

The Merged Group has a significant interest in certain oil projects, including the Sangomar Oil Field Development and Mad Dog Phase 2, which are currently in construction and will, if and when completed, increase the Merged Group’s crude oil production and crude oil sales and, therefore, its reliance on the prices at which it is able to sell its crude oil production to its customers. Accordingly, negative movements in the oil market may have a material adverse effect on the Merged Group’s financial performance, including in relation to uncommitted production from existing facilities or from potential future developments.

After Implementation of the Merger, the Merged Group will be exposed to further risks which may be greater than they would be on a standalone basis and therefore may adversely affect the financial position or performance of the Merged Group.

After Implementation of the Merger, Woodside Shareholders will be exposed to risks relating to BHP Petroleum and certain additional risks relating to the Merged Group and the integration of the two businesses. Correspondingly, Participating BHP Shareholders who become Woodside Shareholders will be exposed to these additional risks as well as the risks relating to Woodside.

While the operations of Woodside and BHP Petroleum are similar in a number of ways, there may be further risks relating to the operation of a broader suite of assets that arise in relation to the Merged Group. In particular, the asset portfolio, capital structure and size of the Merged Group will be different from that of Woodside and BHP Petroleum on a standalone basis. These risks and the impact on the Merged Group may be greater than they would be on a standalone basis and therefore may adversely impact the Merged Group’s business, financial condition and results of operations.

The impacts of an epidemic or outbreaks of an infectious disease, such as COVID-19, could materially adversely affect the Merged Group’s business, results of operations and financial condition.

The Merged Group will face risks related to the impacts of epidemics, outbreaks or other public health events that are outside of its control and could significantly disrupt its operations and adversely affect its business, results of operation and financial condition. For example, the ongoing COVID-19 pandemic could adversely affect the Merged Group’s operations by rendering employees, contractors or vendors unable to work or unable to access its facilities for an indefinite period of time due to illness, quarantine or transportation and travel restrictions. The Merged Group may experience an impact to the timing and availability of key products or services from suppliers, or customer shutdowns to prevent spread of the virus, both of which could negatively impact its business. In addition, the effects of COVID-19 and concerns regarding its global spread could negatively impact the domestic and international demand for crude oil and natural gas. This could contribute to price volatility, increase the Merged Group’s counterparty risk, impact the price it receives for oil and natural gas and materially and adversely affect the demand for and marketability of the Merged Group’s production. Restrictions on global shipping and limitations of the Merged Group’s joint venture partners’ ability to lift cargoes from producing facilities may result in maximum storage capacities being reached and a reduction in short-term production.

As the potential ongoing impact from COVID-19 is very difficult to predict, the extent to which it may negatively affect the Merged Group’s operating results or the duration of any potential business disruption in the future is uncertain. The impact of current and future COVID-19 outbreaks will depend on future developments and new information that may emerge regarding the severity and duration of COVID-19 and the actions taken by authorities to contain it or treat its impact, all of which are beyond the Merged Group’s control. These potential impacts, while uncertain, could adversely affect the Merged Group’s business, results of operations and financial condition.

The majority of the Merged Group’s major projects and operations will be conducted in joint ventures, and therefore the Merged Group’s degree of control, as well as its ability to identify and manage risks, may be reduced.

A significant share of the Merged Group’s capital will be invested in joint venture assets and activities. Joint venture participants may have economic or business interests or objectives that are inconsistent with or opposed to the Merged Group’s interests and objectives, and may exercise veto rights to block certain key decisions or actions that the Merged Group believes are in its or the joint venture’s best interests, or approve those matters without the Merged Group’s support. In some instances, joint venture participants or contractual counterparties may be primarily responsible for the adequacy of the human or technical competencies and capabilities which they bring to bear on the joint project which is out of the Merged Group’s direct control. Additionally, partners or members of a joint venture may not be able to meet their financial or other obligations to the projects, which may threaten the viability of a given project or cause the Merged Group to incur additional costs associated with a given project. If the Merged Group experiences misalignment with joint venture participants or other issues with joint decision-making, including in respect of preferred concept selection and funding of current and potential projects, the Merged Group could experience allegations of breach, delays in development of those projects or miss opportunities to pursue development at all.

In cases where the Merged Group is not the operator, it may be unable to control the behavior, performance and cost of operations of joint ventures in which it participates. In these cases, the Merged Group will be dependent on joint venture participants acting as operators and its ability to direct operations or manage the timing and performance of any activity or the costs or risks involved may be reduced.

In addition, joint venture partners may default on their obligations due to insolvency, lack of liquidity, operational failure or other reasons. The inability of any joint venture partner to meet its obligations could have an adverse effect on the Merged Group’s business, results of operations and financial condition.

For additional information on Woodside and BHP Petroleum’s joint venture interests, see the sections entitled “Business and Certain Information About Woodside” and “Business and Certain Information About BHP Petroleum.”

Woodside invests, and following Implementation of the Merger the Merged Group is expected to invest, significant amounts of funds in a variety of exploration, development, production, construction, restoration, lower carbon services and new energy activities across the world, which involve many uncertainties and operating risks that could prevent it from realizing profits or result in total or partial loss of its investment. This in turn may affect the Merged Group’s business, results of operations and financial condition.

The Merged Group will invest significant funds over the next several years on the Sangomar Oil Field Development and the Scarborough and Pluto Train 2 development and may invest significant funds over the next several years on other developments including Browse offshore WA, Trion in Mexico, Calypso in T&T, Greater Sunrise located between Australia and Timor-Leste, and additional supply projects to existing producing assets as well as other exploration, development, restoration and new energy activities. These activities may involve many uncertainties and operating risks that could prevent the Merged Group from realizing profits or result in the total or partial loss of its investment, putting pressure on its balance sheet and credit rating. Unforeseen issues, including increasing the required amount of capital expenditure necessary to complete a project, the impact of volatile crude oil, natural gas and LNG prices and the Merged Group’s inability to enter into supply contracts with buyers in advance of an FID may cause the Merged Group not to proceed with any one or a combination of these activities.

In addition, even if the Merged Group and its joint venture participants decide that certain projects are economically viable, the Merged Group may not receive the necessary government and regulatory authorizations and permits to proceed with development, even where it may have incurred substantial costs in the evaluation process (for example, North West Shelf and Browse environmental approval processes are ongoing). The Merged Group’s projects will often require the use of new and advanced technologies, including in respect of the new energy activities of the Merged Group, which can be expensive to develop, purchase and implement, and may not function as expected. Some of the Merged Group’s development projects will be located in deepwater or otherwise challenging environments, for example offshore of Western Australia and in the U.S. GOM, or produced from challenging reservoirs. The Merged Group’s projects could experience project implementation schedule slippage, shortages of or delays in the delivery of equipment or purpose-built components from suppliers, escalation in capital cost estimates, possible shortages of construction or other personnel, other labor shortages, environmental occurrences during construction that result in a failure to comply with environmental regulations or conditions on development, or delays and higher-than-expected costs due to the remote location of the projects, the impact of COVID-19 on the relevant workforce or supply chain, other unanticipated natural disasters, accidents, miscalculations, political or other opposition, litigation, acts of terrorism, operational difficulties, climate change related risks or other events associated with that construction that may result in the delay, suspension or termination of the Merged Group’s projects. This may result in further costs, the total or partial loss of the Merged Group’s investment and a material adverse effect on the Merged Group’s business, results of operations and financial condition.

The Merged Group’s projects may be delayed, more costly than anticipated or unsuccessful for many reasons, including declines or unexpected volatility in oil and gas prices, misalignment between joint venture participants, cost overruns, changes in regulations, unanticipated financial, operational or political events, mechanical and technical difficulties, increases in operating cost structures, equipment and labor shortages, industrial actions or other circumstances. This may result in the delay, suspension or termination of the Merged Group’s capital projects or the total or partial loss of the Merged Group’s investment which may have a material adverse effect on the Merged Group’s business, results of operations and financial condition.

In order to advance its proposed developments, the Merged Group is reliant on agreements with third parties.

A number of the Merged Group’s proposed developments, including optimization of existing Woodside and BHP Petroleum projects, will require commercial agreements to be entered into with third parties, including other joint venture participants. Some examples may include gas processing or infrastructure use agreements. A number of the required agreements may be complicated, have limited precedent and may require significant time and resources to negotiate and finalize. In addition, as some of these commercial agreements will need to be agreed by the participants within a joint venture, the risk of misalignment among those participants may impact the likelihood or timing of finalizing those agreements as those joint venture participants may have economic or business interests or objectives that are inconsistent with or opposed to the interests and objectives of its fellow joint venture participants.

The Merged Group may incur losses associated with counterparty exposures.

The Merged Group will assume counterparty risk as it will rely on the ability of its counterparties to discharge their obligations (including financial obligations) on a timely basis. There is also a risk that the Merged Group’s rights against counterparties will not be enforceable in certain circumstances. Counterparties may default on their obligations due to insolvency, lack of liquidity, operational failure or other reasons. The inability of any of the Merged Group’s counterparties to meet their contractual obligations with the Merged Group, or the inability of the Merged Group to enforce the contractual obligations of counterparties, could have an adverse effect on the Merged Group’s business, results of operations and financial condition.

The Merged Group intends to continue to acquire or discover additional hydrocarbon resource volumes and commercialize them into proved reserves or further develop existing, acquired or discovered reserves to supplement its proved reserves and production (subject to satisfying the criteria set out in Woodside’s capital allocation framework, energy replacement strategies and the overall energy transition).

The production rate of oil and gas properties declines as producing fields and reserves are depleted. Except to the extent that the Merged Group acquires further properties containing additional proved reserves, conducts successful exploration and development activities or identifies and develops additional proved reserves within its existing permits, the Merged Group’s proved reserves will decline as its production continues. In addition, much of the Merged Group’s interests are in mature fields with declining production. Although the Merger is intended to reduce this risk, the Merged Group’s future oil and gas production will remain dependent upon its level of success in acquiring, finding and/or developing additional proved reserves. Further, revisions to reserves occur from time to time as a result of other factors including completion of reservoir and subsurface studies. By way of example, there were several revisions to Woodside’s proved reserves in 2021, including revisions to the Wheatstone proved reserves and the Greater Pluto proved reserves.

While Woodside is starting to progress new energy opportunities for the Merged Group, in the near term, its revenues and profits will continue to be predominantly derived from its oil and gas operations. As its energy portfolio evolves, the sustainability and growth of its operations and financial condition will continue to be underpinned by the success of its exploration, acquisition and development efforts and its ability to replace existing hydrocarbon resources. In addition, Woodside may choose to place a greater focus on growing the Merged Group’s new energy portfolio, which may have a negative impact on the replacement of reserves. Failure to acquire or discover and develop new resources, or develop existing or acquired or developed resources in sufficient quantities, to maintain and grow the current level of the Merged Group’s proven reserves would likely negatively affect its long-term results of operations and financial condition unless balanced by growth in its new energy portfolio.

Woodside expects to continue to evaluate and, where appropriate, the Merged Group will also pursue acquisition opportunities and the development of projects, including in established, emerging and new regions or markets. However, there is a risk that the Merged Group may not be able to identify suitable acquisition opportunities in the future or may not be able to successfully complete acquisitions, or it may acquire entities or assets that do not perform as expected. Similarly, the Merged Group may not be able to identify further projects that are economically feasible, or it may be unable to generate sufficient operating earnings or raise additional capital to meet the capital expenditure requirements necessary for development.

In conducting exploration and development activities from a particular reservoir or facility and associated wells, the risk of not finding hydrocarbons or experiencing unanticipated adverse outcomes such as irregularities in formations, miscalculations or operational issues may render the Merged Group’s activities unsuccessful, potentially resulting in the abandonment of the well or development and a loss of its investment. In addition, it may be difficult to accurately predict timing requirements related to regulatory, environmental and community approvals in some regions which may result in construction delays. The Merged Group may not achieve its full growth strategy and potential, as the commercialization of contemplated or planned projects, including with respect to assets it has discovered, acquired or plans to acquire, may deteriorate and require alternative technologies and/or lower cost developments to justify further investment. These factors may adversely affect the timing and or economic value of new oil and gas opportunities, the expansion of the Merged Group’s existing operations and its resulting financial performance and condition.

The Merged Group operates in a high risk industry, and there are risks inherent in the Merged Group’s exploration, development, production and restoration activities, including a failure to find resources that can be commercialized successfully or the occurrence of operational or environmental hazards, which could adversely affect the Merged Group’s business, results of operations and financial condition.

The Merged Group will have interests in a number of oil and gas exploration assets around the world, including in Australia, Senegal, South Korea, Congo, Egypt, T&T, U.S. GOM, Mexican GOM, Canada, Ireland and Barbados, and it may increase its level of exploration in these and other locations around the world.

Furthermore, the Merged Group’s operations can be impacted by operational hazards and environmental hazards. Operational hazards include, among others, the risk of fire, explosions, well blowouts, pipe failure and abnormally pressured formations. Environmental hazards include oil spills, gas leaks, pipeline ruptures or discharge of toxic gas.

Woodside’s and BHP Petroleum’s operations are often conducted in difficult or environmentally sensitive locations, in which the consequences of a spill, explosion, fire or other incident could be significant. Accordingly, inherent in the Merged Group’s operations is the risk that if it fails to manage operational hazards and abide by environmental and safety and protection standards, such failures could lead to damage to the environment and could result in regulatory action, legal liability, material costs and damage to the Merged Group’s reputation or license to operate. In certain circumstances, liability could be imposed without regard to the Merged Group’s fault in the matter.

The Merged Group has interests in deepwater fields and the Merged Group may attempt to pursue additional operational activity in the future and acquire additional fields and leases, including in the deep waters of the U.S. GOM. Exploration for oil or natural gas in deepwater generally involves significant operational, environmental and financial risks.

Operating or environmental hazards may cause the Merged Group to be unable to provide a safe environment for its workforce and the public, which could lead to injuries or loss of life and could result in regulatory action, legal liability and damage to the Merged Group’s reputation.

Material limitations to the Merged Group’s access to capital, a failure in financial risk management, government fiscal, monetary and regulatory policy and variability in interest and exchange rates could all adversely affect the Merged Group’s business, results of operations and financial condition.

The operating and financial performance of the Merged Group’s business is influenced by a variety of general economic and business conditions, including, among other things, access to debt and capital markets, government fiscal, monetary and regulatory policy and variability in interest and exchange rates. Deterioration in general economic conditions, including higher or lower than expected inflation rates or globally significant events, such as the ongoing COVID-19 pandemic, or the conflict in Ukraine, and perceptions towards climate change and ESG matters, could have an adverse impact on the Merged Group’s operating and financial performance and financial position.

The Merged Group may be unable to maintain Woodside’s current credit rating due to a number of factors, including as a result of changes in its operating or business performance, a breach of debt covenants, changes in capital structures, changes in market conditions or through strategic decisions. Changes to economic and business conditions, which are beyond the Merged Group’s control, may also limit its ability to access debt and capital markets on favorable terms. This may adversely impact the Merged Group’s access to and cost of funding and its ability to fund growth and operational plans, which may have a material adverse effect on the Merged Group’s business, financial condition and results of operations.

The Merged Group may encounter natural disasters or acts of terrorism (whether physical, cyber or otherwise), that may result in diminished production, additional costs or substantial loss.

Woodside and BHP Petroleum are, and the Merged Group will be, subject to operating hazards associated with the exploration for, and development, production and transportation of, oil and gas. Natural disasters, inclement weather, acts of terrorism, operator error, disruption to supply chain or other occurrences can result in adverse events, including, without limitation, injury or loss of life, damage to or destruction of property (including oil and gas wells, formations and production facilities), diminished production, additional costs, loss of well control or blowouts, vessel collision, loss of containment of hydrocarbons and other hazardous material, pollution and other damage to the environment, labor disruptions, fires, explosions, equipment failure or other incidents. The Merged Group’s offshore operations will be subject to marine perils, including severe storms and other adverse weather conditions and vessel collisions, as well as interruptions or termination by governmental authorities based on environmental and other considerations. The occurrence of any of these operating hazards could result in injuries or loss of life, regulatory action, legal liability and damage to the Merged Group’s reputation and substantial losses to the Merged Group, all of which may affect its financial position and performance. There can be no assurance regarding the availability of insurance to cover any such losses or liabilities associated with operational hazards, or that any insurance cover will be adequate to compensate for such hazards.

Furthermore, acts of terrorism (whether physical, cyber or otherwise) against the Merged Group’s facilities, pipelines, transportation, computer systems or employees could severely disrupt its operations, supply chain, cause loss of life and could have a material adverse effect on the Merged Group’s business, financial condition and results of operations.

If an adverse event of this nature were to occur in the North West Shelf area off the northwest coast of Australia or the Gulf of Mexico, the impact on the Merged Group’s operations and financial results could be magnified given the geographic concentration of the Merged Group’s significant producing assets in these areas.

Woodside’s and BHP Petroleum’s operations are subject to extensive governmental oversight and regulation, particularly with regard to the environment and occupational health and safety, that may change in ways that adversely affect the Merged Group’s business, results of operations and financial condition.

Woodside’s and BHP Petroleum’s businesses are subject, in each of the countries in which they operate, to various national and local laws, regulations and approvals relating to the development, production, marketing, pricing, transportation and storage of its products as well as the restoration of their properties. Therefore, a change in the laws or regulations (including in respect of their interpretation) that apply to their businesses or in the way in which the Merged Group will be regulated could have a material adverse effect on the Merged Group’s business and financial condition. With increasingly heightened government and public sensitivity to environmental sustainability, climate change, and ESG matters, environmental regulation is becoming more stringent. Changes in environmental laws and regulations occur frequently and the Merged Group could be subject to increasing environmental responsibility and liability, including laws and regulations dealing with exploration and drilling, plugging and abandonment of wells, air quality, water and noise pollution and other discharges of materials (including greenhouse gases) into the environment, plant and wildlife protection, the reclamation and restoration of certain of the Merged Group’s properties, greenhouse gas emissions, the storage, treatment and disposal of wastes and the effects of the Merged Group’s business on the water table and groundwater quality. Any changes that impose additional requirements (including in respect of restoration) or restrictions on the Merged Group’s operations or more stringent and costly waste management or cleanup requirements could result in substantial costs or impair the Merged Group’s ability to operate profitably.

These laws and regulations may require the Merged Group to obtain licenses, permits and approvals before activities commence that restrict the types, quantities and concentrations of various substances that can be released into the environment, limit or prohibit construction or drilling activities in certain sensitive environments, require expanded corporate disclosure about operational impacts and corporate strategy on environmental matters, and impose substantial liabilities for violations of laws and regulations or for pollution resulting from former or current operations. Substantial compliance costs could impact the financial prospects of the Merged Group.

There is existing litigation and may be threats of, or possible future, litigation seeking to challenge approvals (either current or retrospective) that the Merged Group holds in respect of certain development activities, including but not limited to approvals for new, or expansions to existing, projects. Some of these challenges and threats could relate to greenhouse gas emissions, environment, cultural heritage or human rights. There may be litigation in respect of the Merged Group’s level of disclosure of climate change risk, including whether that disclosure is in accordance with legislation, or is in some way misleading or deceptive (akin to “greenwashing”), and related proceedings may give rise to claims for the disclosure of board and governance documents. The granting of approvals to the Merged Group under the Environment Protection and Biodiversity Conservation Act 1999 (Cth) may also be subject to challenges, including around whether such approvals breach a novel duty of care to not cause harm to Australian children (evident from the “Sharma (by their litigation representative Arthur) and Others v Minister for the Environment (Cth) and Another (2021) 391 ALR 1” judgment, which is subject to appeal).

If those threats materialize and/or the challenges are successful, new approvals may be required, there is a risk that those approvals will not be granted or, if they are, the Merged Group may be subject to more onerous conditions. There is also a risk of not obtaining relevant approvals, the revocation or modification of approvals that have been granted, or court orders enjoining certain development activities. There is also a risk that the legal action and threats will generate significant adverse publicity for the Merged Group, encourage similar suits to be brought in other jurisdictions or cause delay to the anticipated development schedule.

Revocation, failure to renew or alteration of the terms of the licenses, permits or approvals required for the Merged Group’s operations may negatively affect the Merged Group’s business or results of operations. Sanctions for non-compliance with these laws and regulations may include administrative, civil and criminal penalties, demand for reimbursement for government or regulatory actions, government orders, revocation of licenses, permits, approvals, and corrective action orders. These laws sometimes apply retroactively. In addition, a party can be liable for environmental damage without regard to that party’s negligence or fault. Therefore, the Merged Group could have liability for the conduct of others or for acts that were in compliance with all applicable laws at the time it performed them, including trailing liability for operations undertaken by purchasers of the Merged Group’s assets.

In addition, governmental authorities may recommend or impose other measures that could cause significant disruptions to the Merged Group’s business operations in the regions most impacted by COVID-19. The Merged Group’s operational response to COVID-19, for example the change of crew rosters to ensure quarantine requirements are met, must meet regulatory expectations. Inadequate risk assessment or implementation of revised operating practices may result in regulator notices or the imposition of production limitations.

New regulations and legislation, as well as evolving practices, with respect to environmental, health and safety controls, and increased governmental oversight of operations could increase the Merged Group’s costs of regulatory compliance, impact its ability to capitalize on and/or to divest its assets and limit its access to new exploration properties.

In the United States, the exploration, production, transportation, and sale of oil and natural gas are subject to certain federal, state, and local laws and regulations. Current regulatory requirements may change or past non-compliance with regulations may be discovered. Because such laws and regulations are subject to amendment and reinterpretation over time, the Merged Group will be unable to predict the future cost or impact of complying with such laws.

Moreover, the Merged Group cannot predict whether new legislation to regulate the oil and natural gas industries in the United States might be proposed, what proposals, if any, might actually be enacted by the United States Congress, the applicable federal agencies, or the various state legislatures, and what effect, if any, the proposals might have on its operations. The adoption and implementation of new or more stringent federal, state or local legislation, regulations or other regulatory initiatives that result in the imposition of more stringent standards for greenhouse emissions from the oil and natural industry could restrict the areas in which this sector may operate, and could result in increased compliance costs and changes in product pricing, which could impact consumer demand for Woodside’s products.

The Merged Group is required to comply with both U.S. reporting and governance requirements and Australian securities regulations, which take different approaches to reserves reporting.

Woodside is a “disclosing entity” in Australia. As a result, the Merged Group’s disclosure outside the United States will differ from the disclosure contained in the Merged Group’s filings with the SEC. Woodside’s reserve estimates disseminated outside the United States are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as Woodside generally reports reserves in accordance with Australian practices. These practices are different from the regulations applicable to disclosure of reserve estimates in reports and other materials filed with the SEC. For example, the SEC permits oil and gas companies to disclose only estimated proved, probable and possible reserves that meet the SEC’s definitions of such terms. Certain measures in communications filed by Woodside with the ASX in connection with the Merger, including “contingent resources,” would generally not be required or, in some cases, permitted in SEC filings. Woodside urges BHP Shareholders to read Woodside’s reserves estimates in this prospectus, which are presented in accordance with SEC requirements. Woodside is also subject to regulatory scrutiny and costs associated with complying with securities legislation in Australia.

The Merged Group’s operations will be subject to governmental and sovereign risks, including political, legal and other uncertainties in the countries in which Woodside and BHP Petroleum do business, which could adversely affect the Merged Group’s business, prospects, financial condition and results of operations.

Woodside’s and BHP Petroleum’s operations have been, and at times in the future the Merged Group’s operations may be, affected by political developments and by national, state and local laws and regulations (including their interpretation); for example, restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations (including in respect of restoration). Further, the Merged Group’s operations and the products it produces are the focus of increasing governmental policy initiatives and sovereign interests. Those initiatives and interests include environmental protection objectives, preservation of natural resources for national and state requirements, promotion of alternative energy uses, promotion of further exploitation of natural resources and other similar objectives. For example, BHP Petroleum’s oil and natural gas operations in the United States and Mexico are subject to stringent federal, state and/or local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. The Merged Group will have exploration activities and potential projects outside Australia and in countries that are subject to various risks inherent in foreign operations in certain emerging markets with less stable legal, regulatory and political systems and where the geopolitical climates are changing. Further, Woodside’s development and exploration activities in certain of those countries may be unlike any development and exploration activities that have taken place in those countries previously. In addition, the Glasgow Climate Pact calls upon parties to the United Nations Framework Convention on Climate Change to “accelerat[e] efforts towards the phasedown of unabated coal power and phase-out of inefficient fossil fuel subsidies.”

Future government policy objectives in the countries in which the Merged Group may do business could take the form of increased governmental regulations (including in respect of restoration), redirection of product distribution, changes in taxation regulation or enforcement (including, for example, changes in tax rates on increased focus on audits), taxation subsidies or royalties, nationalization of resource assets, limitations on periods of lease retention, interference with the confidentiality and availability of information, forced renegotiation of contracts, changes in laws and policies governing operations of foreign-based companies, trade sanctions, currency restrictions and exchange rate fluctuations and other governmental steps. For example, there is the potential of trailing liabilities for prior titleholders in respect of decommissioning in the countries in which the Merged Group operates, which could lead to increased decommissioning costs. Such legislation has been introduced in Australia.

The Laminaria and Corallina Decommissioning Cost Recovery Levy has also been proposed but not yet enacted by the Australian government for the purpose of recovering the Commonwealth of Australia’s costs of decommissioning the Laminaria and Corallina oil fields and associated infrastructure.

Furthermore, risks including war, insurrection, acts of terrorism and other political risks are, or may in the future be, present in some of the countries in which the Merged Group will do business.

The Merged Group may also be exposed to risks relating to bribery and corruption. Refusal to pay facilitation payments could result in disruption or delay to the Merged Group’s operations and restriction on its ability to complete projects and secure further growth opportunities. Further, certain of the Merged Group’s projects will be subject to government approvals from foreign governments, including some of whom will be the Merged Group’s joint venture partners, and there is no assurance that those approvals will be obtained, which could adversely affect the Merged Group’s business.

These potential governmental actions and risks could have a significant adverse effect on the Merged Group’s operating model and could subject the Merged Group’s future operations, developments and exploration assets to delays and increased costs, or prohibitions on certain activities, the occurrence of which could have a material adverse effect on the Merged Group’s business, results of operations and financial condition.

Oversight and review by the ACCC in Australia, and other competition regulatory bodies in the jurisdictions in which the Merged Group will operate, may impact the Merged Group’s investments and businesses.

Australia, the United States and most other countries in which the Merged Group will operate have laws designed to promote competition in business and to protect the interests of consumers. These laws prohibit certain conduct including cartel conduct between competitors, various arrangements/conduct that has the purpose, effect or likely effect of substantially lessening competition including “exclusive” supply or distribution arrangements, misuse of market power, concerted practices and anticompetitive mergers and acquisitions, and misleading or deceptive conduct. In August 2021, the ACCC proposed significant reforms to Australia’s merger control regime, including mandatory notification thresholds and deeming acquisitions which would entrench, materially increase or materially extend the substantial market power of the acquirer as have the effect of substantially lessening competition. The proposed reforms, if adopted by the Federal Government and enacted, and any adverse review, actions or decisions by the ACCC under current or future competition laws may prevent or limit the Merged Group’s ability to pursue certain acquisitions.

If Woodside or BHP Petroleum is found to have contravened, or the Merged Group is found to contravene, applicable competition laws, the Merged Group may be subject to penalties and other court orders which may impact the Merged Group financial performance, business and reputation. For additional information regarding applicable competition laws, see the section entitled “Regulatory Information About the Merged Group.”

The global response to climate change is changing the way that the world produces and consumes energy, creating risks for the Merged Group. The complex and pervasive nature of climate change means transition risks are interconnected with and may amplify other risks. Additionally, the inherent uncertainty of potential societal responses to climate change may create a systemic risk to the global economy. If the Merged Group fails to adequately respond and adapt to the global response, its business, results of operations and financial condition could be materially adversely affected.

A recent report of the Intergovernmental Panel on Climate Change (IPCC, Working Group 1 contribution to the Sixth Assessment Report) states that “it is unequivocal that human influence has warmed the atmosphere, ocean and land.” The Merged Group will be a major producer of energy-related products such as LNG, crude oil, condensate, pipeline gas and LPG which result in the generation of greenhouse gas emissions throughout their lifecycle. Additionally, the Merged Group’s operations and properties will generate greenhouse gas emissions, particularly in Australia and the United States.

The complex and pervasive nature of climate change means that climate change risks are interconnected with and may amplify the Merged Group’s other principal risks. Political and legal risks in relation to climate change include the possibility of executive and legislative change (such as the introduction of carbon pricing, modifications to the tax structure, tightening of restrictions on emissions, among others), delays, conditions or suspensions placed on regulatory approvals and litigation. Such political and legal risks may result in reduction or modification of certain operations, loss of lawsuits seeking to impose liability, or impairment of the Merged Group’s ability to continue to operate in an economic manner. These may lead to increased costs or decreased opportunities in operations, delay projects, and may adversely change the demand for oil and gas products in the Merged Group’s portfolio thereby reducing revenues, adversely impacting earnings and the value of its reserves and decommissioning obligations. “Green incentives” could help accelerate and de-risk investments in new energy technologies by competitors. Litigation could disrupt or delay regulatory approvals or impose financial costs.

Technology risks include the cost of transition to lower emitting or less carbon-intensive technology in order to meet emission reduction targets and the risk of failure in novel technologies. These could increase the cost of achieving emission reduction targets and increase costs or reduce revenue from new products and services. The timing of technology development and deployment is uncertain which also results in a risk of increased cost or decreased revenue if the Merged Group’s investments in new energy technologies are not timed to meet customer demand.

Market risks include changes to the price level and volatility of products that the Merged Group sells, thereby reducing revenues and adversely impacting earnings and the value of its reserves. Market risks also include changes to the price and availability of goods and services that the Merged Group purchases. These risks could arise due to climate regulation imposed upon customers and suppliers, product substitution as new forms of energy emerge, or other forms of change in final customer demand such as reductions in petroleum product demand due to faster than expected adoption of electric vehicles and other changes in consumer preferences.

Reputation risks include the risk of increased stakeholder concern and of stigmatisation of the broader carbon-intensive energy sector, if emissions reduction and energy transition targets are not achieved and/or do not meet community expectations. This could affect the Merged Group’s ability to attract and retain talent and capital, and may include shareholder activism. The Australian legal regime, where the majority of the Merged Groups’ assets and where its headquarters will be located, is generally conducive to shareholder activism. Shareholders have statutory rights to call shareholders’ meetings, to requisition resolutions and remove directors. The increased public and private focus on climate change and greenhouse gas emissions may cause some investors to take steps to involve themselves in the governance and strategic direction of the Merged Group. Any such investor activism could increase costs, divert management’s attention and resources, impact execution of business strategy and initiatives, create adverse volatility in the market price of the Merged Group securities or make it difficult to attract and retain qualified personnel and business partners.

Financial risks include the risk that investors invested in fossil fuel energy companies become increasingly concerned about the potential effects of climate change and may elect in the future to shift some or all of their investments into other sectors. Institutional lenders which provide financing to fossil fuel energy companies have also become more attentive to sustainable lending practices that favor renewable power sources such as wind and solar photovoltaic, making those sources more attractive, and some of them may elect not to provide funding for fossil fuel energy companies, or may make funding available on less competitive terms. Additionally, there is the possibility that financial institutions will be required to adopt policies that limit funding for fossil fuel energy companies. Limitation of investments in and financing for fossil fuel energy companies could result in the restriction, delay or cancellation of new or expanded development or production activities as well as a reduction in the Merged Group’s share price.

Physical risks include the potential exacerbation (frequency or severity) of existing weather conditions (for example cyclones or hurricanes), hot working conditions, rising sea levels and erosion, which matters could have a material adverse effect on the Merged Group’s assets and operations as well as the business of third-party vendors who supply necessary products and services in support of such operations.

Woodside’s objective to succeed in the energy transition may meet unforeseen challenges, including the pace of technological innovation, supply and safety of new sources of energy, regulatory and legal obstacles, financing limitations, engineering and technical know-how, and unexpected competition.

Woodside believes that the Merger will create a larger, more resilient company, better able to navigate the energy transition than either Woodside or BHP Petroleum would achieve without the Merger, and that the Merger should provide it with the scale and technical depth to be among the oil and gas companies that succeed in the energy transition. However, there is uncertainty around the pace of required technological innovation and the reliability of technologies that will be needed to transition to a lower carbon environment. In addition, new sources of energy, such as hydrogen or ammonia, may be more difficult to commercialize than expected or may not be able to be commercialized safely or as efficiently as expected at scale. Woodside may also face unforeseen obstacles in the commercialization of a future carbon capture business and in the implementation of other lower-carbon services and emission reduction efforts.

There may also be regulatory, permitting or legal constraints that adversely affect the ability to capture, acquire, develop or supply new energy sources or reduce carbon emissions at the speed and scope currently anticipated, including constraints that are not yet known. The complex and pervasive nature of climate change means transition risks are interconnected with, and may amplify, other risks. While it is currently expected that sources of funding will be receptive to new energy development, there can be no assurance that this will be the case, and the ability to obtain financing or the cost of funding may adversely impact development of projects necessary to succeed in the energy transition.

Technical and engineering skills needed for development of new energy initiatives may be different from those anticipated and unexpected disruptive technologies may adversely impact efforts by Woodside to implement its energy transition goals or projects commissioned as part of energy transition. Woodside also cannot predict the rate at which other sophisticated parties may enter the same markets for new energy products and lower-carbon services in which the Merged Group is expected to participate.

Increased attention to ESG matters and conservation measures may adversely impact the Merged Group’s business.

Increasing attention to climate change, societal expectations on companies to address climate change, as well as attention to matters relating to economic inequality, energy and environmental justice, human capital management, diversity and corporate culture, has and is increasing investor and societal expectations regarding voluntary ESG practices and disclosures. These expectations and attention may in turn result in increased investor, media, employee and other stakeholder attention to the Merged Group’s operations, ESG-related efforts and initiatives, and practices and policies relating to board, management and employee considerations, which could increase costs, have a negative impact on the Merged Group’s reputation, brand and employee retention, and threaten the Merged Group’s social license to operate with customers and suppliers. In addition, consumer demand for alternative forms of energy may result in increased costs, shifts in consumer demand away from oil and natural gas products, reduced profits, increased investigations and litigation, and negative impacts on the ability of the Merged Group to access capital markets.

Moreover, while the Merged Group may create and publish voluntary disclosures regarding ESG matters from time to time, including disclosures regarding climate change risks, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain, may be dependent on estimates that are highly likely to change over time, and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. In addition, some of the Merged Group’s voluntary disclosures will rely in part on third-party data, and the Merged Group does not intend to independently verify third-party data. Further, it may take time to harmonize the Merged Group’s disclosure and reporting regarding climate-related risks in the event that such climate reporting materially differed between Woodside and BHP Petroleum prior to the Merger.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions, and these ratings also may be used by other capital providers in assessing the Merged Group’s creditworthiness. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with energy-related assets could lead to increased negative investor sentiment toward the Merged Group and the oil and gas industry and to the diversion of investment to other industries, which could have a negative impact on the Merged Group’s access to and costs of capital. Also, institutional lenders and certain capital providers may decide not to provide funding for fossil fuel energy companies based on climate change related concerns, which could affect the Merged Group’s access to capital for potential growth projects.

Estimates of proved reserves and future net cash flows are not precise. The actual quantities and net cash flows of the Merged Group’s proved reserves may prove to be lower than estimated.

Numerous uncertainties exist in estimating quantities of proved reserves and future net cash flows therefrom. The estimates of proved reserves and related future net cash flows set forth in this prospectus are based on various assumptions, which may ultimately prove to be inaccurate.

Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and estimates of future net cash flows depend upon a number of variable factors and assumptions, including the following:

•	historical production from the area compared with production from other producing areas;

•	the quality and quantity of available data;

•	the interpretation of that data;

•	the assumed effects of regulations by governmental agencies;

•	assumptions concerning future commodity prices; and

•	assumptions concerning future development costs, operating costs, severance, ad valorem and excise taxes, gathering, processing, transportation and fractionation costs and workover and remedial costs.

Because all proved reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating proved reserves:

•	the quantities of oil and gas that are ultimately recovered;

•	the production costs incurred to recover the reserves;

•	the amount and timing of future development expenditures; and

•	future commodity prices.

Furthermore, different reserve engineers may make different estimates of proved reserves and cash flows based on the same available data. The Merged Group’s actual production, revenues and expenditures with respect to proved reserves will likely differ from the estimates, and the differences may be material.

As required by the SEC, the estimated discounted future net cash flows from proved reserves are based on average prices preceding the date of the estimate and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as:

•	the amount and timing of actual production;

•	the level of future capital spending;

•	increases or decreases in the supply of or demand for oil, NGL and gas; and

•	changes in governmental regulations or taxation.

Standardized measure is a reporting convention that provides a common basis for comparing oil and gas companies subject to the rules and regulations of the SEC. In general, it requires the use of commodity prices that are based upon a historical 12-month unweighted average, as well as operating and development costs being incurred at the end of the reporting period. Consequently, it may not reflect the prices ordinarily received or that will be received for future oil and gas production because of seasonal price fluctuations or other varying market conditions, nor may it reflect the actual costs that will be required to produce or develop the oil and gas properties. Accordingly, estimates included herein of future net cash flows may be materially different from the future net cash flows that are ultimately received. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Merged Group or the oil and gas industry in general. Therefore, the estimates of discounted future net cash flows or standardized measure in this prospectus should not be construed as accurate estimates of the current market value of the Merged Group’s proved reserves.

The Merged Group may face competition in the exploration, production and marketing of its products.

The exploration, production and marketing of hydrocarbon products is competitive, especially with regard to exploration for, and exploitation and development of, new sources of oil and natural gas. As many of the world’s large oil fields approach natural depletion, incremental production is becoming increasingly difficult and therefore expensive. At the same time, new discoveries of conventional hydrocarbons are reducing in number and in size, while also tending to be more difficult to develop because of their location (e.g., remote or deepwater) or complexity. Production disruptions resulting from natural events, for example hurricanes or cyclones (which are prevalent in certain of the areas in which the Merged Group will operate, like Australia and the Gulf of Mexico) or significant health events which may disrupt the labor force (e.g., the ongoing COVID-19 pandemic), or due to social or geopolitical factors including terrorism or civil unrest, add to concerns about the security of oil and natural gas supplies.

The Merged Group will frequently compete for hydrocarbon resources acquisitions, exploration leases, licenses, concessions and marketing agreements with major oil companies, government-backed national oil companies (“NOCs”), independent oil and gas companies, individual producers, gas marketers and major pipeline companies, some of which may have larger financial and other resources than the Merged Group. These companies may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects, including operatorships and licenses, than the Merged Group’s financial or human resources permit. In addition, the Merged Group’s competitors may include entities with greater technical, physical and financial resources that allow them to enjoy technological advantages, which may in the future allow them to implement new technologies before the Merged Group can. The Merged Group may be placed at a competitive disadvantage or may be forced by competitive pressures to implement those new technologies at substantial costs.

If the Merged Group cannot compete successfully for new LNG supply contracts, its business, financial condition and results of operations may be adversely impacted.

Potential changes to the Merged Group’s portfolio of assets through acquisitions and divestments may negatively affect its future results and financial condition.

Following Implementation of the Merger, the Merged Group intends to continue to follow Woodside’s regular review of the composition of its asset portfolio and from time to time may add assets to its portfolio, including assets in emerging economies, or divest assets from its portfolio. There are a number of risks associated with any acquisitions or divestments, including adverse market reaction to such transactions or the timing or terms on which such transactions are made, the imposition of adverse regulatory conditions and obligations, commercial objectives not being achieved as expected, unforeseen liabilities arising from any changes to the Merged Group’s asset portfolio, sales revenues, operational performance and anticipated cost savings, synergies, and other benefits that Woodside expects to achieve from the Merger not meeting the Merged Group’s expectations, inability to retain key staff and transaction-related costs being more than anticipated.

As an Australian company, any acquisitions or dispositions by the Merged Group that may substantially lessen competition are subject to review by the ACCC. Adverse review, actions or decisions by the ACCC may prevent or limit the Merged Group’s ability to pursue certain acquisitions. The Merged Group’s may also be subject to additional costs related to compliance with various foreign laws in connection with any acquisitions or divestments in jurisdictions outside Australia. These factors could adversely affect the Merged Group’s business, financial condition and results of operations.

The results of operations and financial conditions of the Merged Group will be subject to fluctuations in exchange rates.

Woodside’s and BHP Petroleum’s functional and presentation currency is U.S. dollars. While substantially all of Woodside’s major sales contracts are, and have historically been, denominated in U.S. dollars, Woodside’s operating costs and exploration and development expenses are incurred in a mix of currencies, predominantly Australian dollars and U.S. dollars. Those expenses include major construction, drilling and service contracts and shipping agreements. Some expenses, comprised primarily of the salaries of Australian employees, rent and payments to other local contractors are normally paid in Australian dollars. It is intended that the Merged Group will operate on the same basis.

Accordingly, after Implementation of the Merger, movements in the exchange rates of any of these currencies relative to the U.S. dollar could adversely affect the Merged Group’s results of operations and financial condition. Depreciation of the U.S. dollar, particularly against the Australian dollar, for prolonged periods, or exchange rate volatility, has in the past negatively affected Woodside’s, and could in the future negatively affect the Merged Group’s, profitability and financial position, and has increased, and could in the future increase, its effective costs.

Fluctuations in foreign currencies may also make period-on-period comparisons of the Merged Group’s financial performance difficult. There can be no assurance that the Merged Group will successfully manage its exposure to exchange rate fluctuations or that exchange rate fluctuations will not have a material adverse effect on its future financial position and financial performance.

The Merged Group will be reliant on information technology systems and these may be subject to intentional or unintentional disruption, which could adversely impact the Merged Group’s business and operations.

In general, the oil and natural gas industry has become increasingly dependent upon digital technologies to conduct day-to-day operations, including certain exploration, development and production activities. Both Woodside and BHP Petroleum’s operations rely on a number of information technology systems, applications and business processes utilized in the delivery of business functions.

This exposes the Merged Group to risks originating from adopting or implementing new technologies, or failing to take appropriate action to position the Merged Group for the digital future, which may impact the capabilities it requires, the effectiveness and efficiency of its operations and its ability to compete effectively. These risks, if realized, could lead to operational events, commercial disruption (such as an inability to process or ship products), corruption or loss of system data, a loss of funds, unintended disclosure of commercial or personal information, enforcement action or litigation. An inability to implement new technology may also adversely affect the Merged Group’s license to operate, reputation, results of operations or financial performance.

The Merged Group will use digital technology to estimate quantities of oil, LNG and natural gas reserves, process and record financial data, manage customers and to communicate with employees and third parties. The Merged Group’s production facilities and operations are dependent on the reliability and integrity of information technology systems. A breach or failure of information technology systems due to intentional actions, including attacks on cybersecurity, negligence or other reasons, or due to program or system malfunctions, could result in the loss or misuse of data or sensitive information, injury to people, harm to the environment or the Merged Group’s assets, legal or regulatory breaches, legal liability, disruption to its operations, interruptions to its services and processes, erroneous processing of third-party instructions or damage to its producing assets. Any intentional or unintentional disruption of the Merged Group’s network security, information technology systems and any lack of availability of backup facilities may adversely impact its reputation, business and operations. The nature and timing of any disruptions are unpredictable and largely outside the Merged Group’s control.

Additionally, the Merged Group’s information and operating technology systems and networks may be subject to, or be the target of, cyber-attacks, computer viruses, malicious code, phishing attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information, or may otherwise disrupt the Merged Group’s, or its customers’ or other third parties’ business operations or adversely impact safety.

The Merged Group operations will be subject to the risk of litigation or arbitration.

From time to time, the Merged Group may be subject to complaints, litigation or arbitration arising out of its operations. Damages claimed under such proceedings may be material, and the outcome of any litigation or arbitration could materially and adversely affect the Merged Group’s reputation, business, results of operations or financial condition. Increasing attention on climate change issues may also lead to an increase in litigation on grounds of contribution to, or failure to mitigate the effects of, climate change. Additionally, there is an increase in the number of class action claims in respect of damages allegedly caused by contraventions of regulatory obligations, in particular claims which are climate, environment or cultural heritage related.

There is existing litigation in relation to the approvals granted to Woodside. For example, in December 2020 the Conservation Council of Western Australia filed applications seeking judicial review of certain decisions in respect of approvals that were granted in relation to the North West Shelf, Pluto and Pluto Train 2 projects (the Supreme Court of Western Australia dismissed the proceedings in March 2022); and in November 2021

Woodside was served with a further proceeding commenced by the Conservation Council of Western Australia seeking judicial review of a decision by the CEO of the Western Australian Department of Water and Environmental Regulation to grant Woodside a works approval for the Pluto Train 2 project granted in May 2021. It is expected there will be further challenges relating to other regulatory approvals commenced by project opponents.

The Merged Group may also be subject to challenges regarding whether there has been a breach a novel duty of care not to cause harm to Australian children. Climate-related litigation risks are also increasing as a number of entities have sought to bring actions against various oil and natural gas companies alleging, among other things, that such companies created public nuisances by producing fuels that contributed to climate change or alleging that the companies had been aware of the adverse effects of climate change but failed to adequately disclose those impacts. There is also a litigation risk as to whether a court would determine that the Merged Group’s disclosure of climate change risk was inadequate.

While the Merged Group will assess the merits of each lawsuit and defend itself accordingly, it may be required to incur significant expenses in defending itself against any litigation or arbitration and there can be no assurance that a court or tribunal will find in its favor. If the Merged Group is unsuccessful in any litigation or arbitration, it may be subject to declaratory or injunctive relief (rather than compensatory damages) that is intended to force behavioral change, including but not limited to:

•	requirements to seek approvals (with the risk of not being able to obtain that approval or obtaining the approval on less favourable terms);

•	revocation of, or modification to, approvals that have already been granted;

•	the imposition of conditions relating to approvals;

•	injunctions which prevent the commencement of activities or stop existing activities from proceeding;

•	compliance with emissions targets; and

•	disclosure of documents, including board papers, relating to the Merged Group’s assessment of climate risk.

Such proceedings, even if successfully defended, could have an adverse effect on the Merged Group’s business, competitive position, prospects and reputation, and may divert the attention of its management team. In addition, proceedings in which the Merged Group is not directly subject may still impact its business and operations.

An inability to attract, retain and motivate skilled workers could adversely affect the Merged Group’s business, operations and financial performance.

The Merged Group’s operations, development and restoration projects and exploration activities will require various types of skilled and semi-skilled workers, drawn from a range of professions, disciplines, trades and vocations. Competition for skilled personnel in the oil and gas industry is high. Constraints on the Merged Group’s ability to attract, retain and motivate workers with appropriate skills and capabilities, including as a result of illness, quarantine, travel restrictions, other impacts of the COVID-19 pandemic or due to changes in the perception of oil and gas companies, could cause a shortage of workers or put increased pressure on wages, which could increase the Merged Group’s capital and operating costs and otherwise adversely impact the Merged Group. Additionally, a considerable period of training and time may be required before new employees and contractors are equipped with the requisite skills to work safely and effectively. Any inability of the Merged Group, or of its key contractors, to obtain, motivate and retain workers could cause a labor capacity shortfall within the Merged Group’s business, threaten the Merged Group’s ability to deliver on its objectives and have an adverse effect on the Merged Group’s business and financial condition.

Similarly, interference with the availability of labor due to industrial action could also impact negatively on the Merged Group’s business performance. Any unionized part of the Merged Group’s workforce could expose the Merged Group to industrial action (including strikes and work bans), the occurrence of which could disrupt the Merged Group’s operations and adversely affect its financial condition and operating results.

Failure to meet stakeholder expectations could adversely affect the Merged Group and its future activities.

Stakeholders, such as investors, governments, traditional owners, employees, customers, community groups and suppliers, continue to have higher and evolving expectations of Woodside and oil and gas companies in general. Stakeholder groups are acting with greater levels of organization, funding and sophistication, which has led to increased stakeholder activism with global reach, including increased stakeholder pressure on Woodside to provide transparency and apply ethical decision making. Stakeholders’ attitudes and expectations of companies have shifted with respect to social responsibility, climate change, cultural heritage and the environment, which has influenced the regulatory landscape and increased scrutiny of oil and gas companies, including Woodside, and will also increase scrutiny of the Merged Group in the future.

A significant or continuous departure from these stakeholder expectations or the Merged Group’s values, code of conduct or internal standards could adversely affect the Merged Group’s reputation, brand and license to operate.

The Merged Group could be materially and adversely affected if current regulations are implemented or if new legislation or regulations are adopted to address global climate change, or if the Merged Group is subject to lawsuits for alleged damage to persons or property resulting from greenhouse gas emissions.

The issue of global climate change continues to attract considerable regulatory, public, political and scientific attention. The most recent report of the Intergovernmental Panel on Climate Change (IPCC, Working Group 1 contribution to the Sixth Assessment Report) states that “it is unequivocal that human influence has warmed the atmosphere, ocean and land.” Over the last several years, Australian lawmakers, the U.S. Congress and other governments have considered and debated several proposals intended to address climate change using different approaches, including but not limited to introducing or increasing direct limits on carbon emissions, emissions trading including in the form of baseline-and-credit or cap-and-trade schemes, a tax on carbon or greenhouse gas emissions, incentives for the development of lower-carbon technology, and renewable portfolio standards.

In the United States, President Biden has highlighted addressing climate change as a priority of his administration, although no comprehensive climate change legislation has been implemented at the federal level to date. Additionally, many U.S. federal and state court cases have been filed in recent years asserting damages claims related to greenhouse gas emissions, and the results in those proceedings could establish adverse precedent that might apply to companies (including the Merged Group) that produce greenhouse gas emissions. Jurisdictions including the European Union have considered proposals to introduce “Border Adjustment Mechanisms” to apply carbon regulation to certain imported goods and services. The Merged Group could be materially and adversely affected if new legislation or regulations are adopted to address global climate change or if the Merged Group is subject to lawsuits for alleged damage to persons or property resulting from greenhouse emissions.

The availability and cost of emission allowances or carbon offsets could adversely impact the Merged Group’s costs of operations and its ability to meet its environmental goals.

The Merged Group will be required to manage its emissions within regulatory limits in the ordinary course of operating its oil and gas wells and LNG facilities. Different regulatory regimes have different methods for setting these limits, such as the setting of baselines, the granting of allowances and the availability of use of different standards of carbon offsets. For example, in Australia, the Merged Group is required to surrender carbon offsets for greenhouse gas emissions resulting from its domestic operations that exceed asset-specific regulatory baselines. If the Merged Group’s operational needs require exceedance of its allowed limits, it may have to curtail its operations, install costly new emission controls, or purchase allowances on the open market, which could be costly and may be limited by community or regulatory expectations. As the Merged Group uses the emission allowances or carbon offsets that it has purchased on the open market, costs associated with such purchases will be recognized as an operating expense. If such allowances are available for purchase, but only at significantly higher prices, the purchase of such allowances could materially increase the Merged Group’s costs of operations in the affected markets. There is also a risk that baselines could reduce or be removed by governments in the countries in which the Merged Group operates.

There are numerous uncertainties inherent in estimating the quality and quantity of offsets generated by each of these projects, including many factors beyond the Merged Group’s control such as rainfall, bushfire and regrowth rates for native reforestation projects. Actual results may vary considerably from estimates, and the variances could be material. Accepted methods for estimating, calculating and certifying carbon offsets may in the future be varied resulting in a reduction in the number of carbon offsets generated or able to be used all of which may materially increase the Merge Group’s costs associated with meeting regulatory or emission reduction targets.

In addition, a significant portion of the Merged Group’s environmental sustainability plan beyond regulatory compliance will depend on its purchasing carbon offsets. If the prices of carbon offsets are higher than the Merged Group anticipates, the purchase of those offsets could materially increase its cost of operations and could materially limit its ability to meet its sustainability targets. In the future the use of carbon offsets to meet regulatory requirements or voluntary environmental sustainability plans may be limited by community or regulatory expectations requiring the Merged Group to curtail production or install costly new emission controls with adverse effects on the Merger Group’s operating results. Alternatively, the change in community expectation on the use of carbon offsets could lead to failure to achieve emissions reductions targets with resulting damage to the Merged Group’s reputation. See the section entitled “Business and Certain Information About Woodside—ESG—Climate Change” for additional information.

The financial and operating forecasts are based on various assumptions that may not be realized.

The financial and operating estimates set forth in the forecasts included in this prospectus have been prepared by Woodside’s management and were based on assumptions of, and information available to, Woodside’s management when prepared. These estimates and assumptions are subject to uncertainties, many of which are beyond Woodside’s and BHP Petroleum’s control and may not be realized. Many factors mentioned in this prospectus, including the risks outlined in this “Risk Factors” section, will be important in determining the Merged Group’s future results. As a result of these contingencies, actual future results may vary materially from Woodside’s estimates. In view of these uncertainties, the inclusion of financial estimates in this prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

Woodside’s financial and operating estimates were prepared with the primary purpose of describing certain factors considered as part of Woodside’s approval of the Merger and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Woodside nor BHP Petroleum undertakes any obligation, other than as required by applicable law, to update the financial estimates in this prospectus to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Neither Woodside’s nor BHP Petroleum’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to Woodside’s prospective financial or operating information contained in this prospectus, nor have they expressed any opinion or any other form of assurance on such information or achievability thereof, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, Woodside’s prospective financial and operating information. The report of Woodside’s independent accountant included in this prospectus, relates exclusively to the historical financial information of the entities named in that report and does not cover any other information in this prospectus and should not be read to do so. See the section entitled “The Merger—Unaudited Combined Forecasted Financial and Operating Information.”

The Merged Group’s financial results could be adversely affected by impairments of goodwill or other intangible assets, the application of future accounting policies or interpretations of existing accounting policies including by regulatory direction, and changes in estimates of decommissioning costs.

Woodside may record a significant amount of goodwill attributable to the Purchase Price for BHP Petroleum. The effective date of the Merger is 1 July 2021, but the value of the Purchase Price (and, therefore, the amount of goodwill recognized) will be determined based on the price of the Woodside Shares and the fair value of the BHP Petroleum assets on the Implementation Date. On a pro forma basis at 31 December 2021, the amount of that goodwill is $6.987 billion; this amount will differ from the actual amount recorded in connection with Implementation because of changes in, among other things, the market price of Woodside Shares and the estimates of fair value of BHP Petroleum’s assets. Woodside periodically tests goodwill and other intangible assets for impairment and also if factors or indicators become apparent that would require an interim test.

Application of, or changes in, accounting policies and/or revisions in the fair value of one of the Merged Group’s business segments could result in impairments of goodwill and additional non-cash charges. Any charge resulting from the application of accounting rules about impairment of goodwill and intangible assets could have a significant negative effect on the Merged Group’s reported net income and its ability to pay dividends in one or more accounting periods if the level of impairment were to exceed profits available for distribution. In addition, the Merged Group’s financial results could be negatively affected by the application of existing and future accounting policies or interpretations of existing accounting policies.

ASIC conducts regular reviews on a risk-basis of the financial reports of selected listed Australian companies. As part of its financial reporting surveillance program, ASIC raised concerns about certain infrastructure assets off Australian shores that were not included for full removal in the restoration provision in Woodside’s financial report for the year ended 31 December 2020, and the adequacy of related disclosures. In response, Woodside, in its financial statements as at and for the year ended 31 December 2021, provided additional disclosure on the inclusions and exclusions from that provision (see note D.5 to Woodside’s financial statements included elsewhere in this prospectus). Woodside is continuing to engage with ASIC and other relevant regulators on the appropriateness of Woodside’s decommissioning provision and disclosure. Woodside also continues to monitor applicable regulatory developments, and there is a risk that Woodside will need to make further provision for removal in the future or give additional disclosures or both.

Due to Woodside’s expansion as a result of the Merger, including the expansion into additional jurisdictions in which the tax laws may not be favorable, Woodside’s effective tax rate may increase and tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities, Woodside may be subject to tax inefficiencies as a result of its integration with BHP Petroleum, and Woodside may be subject to future changes in tax laws, in each case, the impacts of which could adversely affect Woodside’s after-tax profitability and financial results.

After the Merger, Woodside will conduct operations, directly and through its subsidiaries, in Australia, the United States and multiple other foreign jurisdictions, and Woodside and its subsidiaries will therefore be subject to income taxes in such jurisdictions. In the future, Woodside may also become subject to income taxes in other jurisdictions. Woodside may be adversely affected by changes in the relevant tax laws and tax rates (including, for example, changes in the U.S. tax laws currently being considered by the United States Congress, if enacted), treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect in any such jurisdictions. In addition, Woodside’s effective income tax rate and results of operations could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, changes in Woodside’s operating results before taxes, and the outcome of income tax audits in Australia and the United States or other foreign jurisdictions. In addition, Woodside may be subject to tax inefficiencies and other potentially adverse tax consequences as a result of the acquisition of BHP Petroleum, and Woodside may not be able to efficiently integrate and combine the Woodside and BHP Petroleum entity structures.

Due to the complexity of multinational tax obligations and filings, Woodside and its subsidiaries may have a heightened risk related to audits or examinations by federal, state, provincial, and local taxing authorities in the jurisdictions in which it operates. Outcomes from these audits or examinations could have a material adverse effect on Woodside’s business, results of operations, or financial condition.

The tax laws of jurisdictions in which Woodside may operate in the future have detailed transfer pricing rules that require that all transactions with related parties satisfy arm’s length pricing principles. Although Woodside believes that its transfer pricing policies have been reasonably determined in accordance with arm’s length principles, it will need to coordinate and integrate these policies with the historic policies of the entities acquired in the Merger, and the taxation authorities in the jurisdictions where Woodside carries on business could challenge its transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge Woodside’s transfer pricing policies, Woodside could be subject to additional income tax expenses, including interest and penalties. Any such increase in Woodside’s income tax expense and related interest and penalties could have a material adverse effect on its business, results of operations, or financial condition.

Woodside will regularly assess all of these matters to determine the adequacy of its tax liabilities and reserves, and if any of Woodside’s assessments are ultimately determined to be incorrect, Woodside’s business, results of operations, or financial condition could be materially and adversely affected.

The Merger could result in Woodside being treated as a U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, Woodside, which is incorporated and tax resident in Australia, would generally be classified as a non-U.S. corporation for U.S. federal income tax purposes. Section 7874 of the Code and the U.S. Department of the Treasury (the “U.S. Treasury”) regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If Woodside were to be treated as a U.S. corporation for U.S. federal income tax purposes, this could result in a number of negative tax consequences for Woodside and holders of Woodside Shares or Woodside ADSs. For example, Woodside would be subject to U.S. federal income tax on its worldwide income and, as a result, could be subject to substantial liabilities for additional U.S. income taxes.

Based on the terms of the Merger and certain factual assumptions (including that BHP Petroleum (i) is properly classified as a foreign corporation for U.S. federal income tax purposes at the time of the Merger and (ii) has not acquired assets of a U.S. corporation or partnership in acquisitions related to the transactions contemplated in the Share Sale Agreement), Woodside does not believe that it will be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code after the Merger. However, there can be no assurance that your or Woodside’s tax advisers, the Internal Revenue Service (“IRS”), or a court will agree with the position that Woodside is not treated as a U.S. corporation pursuant to Section 7874 of the

Code. The rules for determining whether a non-U.S. corporation is treated as a U.S. corporation for U.S. federal income tax purposes are complex, unclear, and the subject of ongoing regulatory change. The position that Woodside is not treated as a U.S. corporation pursuant to Section 7874 of the Code is not free from doubt. Further, the application of such rules must be finally determined after completion of the Merger, by which time there could be adverse changes to the relevant facts, law, and other circumstances. For example, President Biden’s Made in America tax plan, if enacted, would increase the risk that Woodside would be treated as a U.S. corporation by expanding the scope of such rules to capture more transactions. Holders of Woodside Shares or Woodside ADSs should consult with, and rely solely upon, their own tax advisers regarding the application of the rules discussed above and any resultant tax consequences.

Risks Relating to the Ownership of Woodside Ordinary Shares

The market price of Woodside Shares may be volatile.

Global stock markets in general, and Woodside Shares in particular are subject to significant price and volume volatility. Woodside Shares historically have been, and Woodside Shares following Implementation of the Merger are expected to be, subject to significant fluctuations due to many factors, including but not limited to:

•	the pending Merger (in the case of pre-Implementation volatility of Woodside Shares);

•	fluctuations in operating results, announcements regarding new projects, oil and natural gas exploration activities or technological advances by the Merged Group or its competitors;

•	changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries; and

•	any additional equity offering or future sales of Woodside Shares by Woodside, or the possibility of such offerings or future sales.

These factors may make it more difficult for Woodside Shareholders to sell their Woodside Shares at a time and price which they deem appropriate, and could also impede Woodside’s ability to raise capital through the issuance of equity securities.

The price of Woodside Shares may be subject to speculation in the press and the analyst community, changes in recommendations by financial analysts, changes in investors’ or analysts’ valuation measures, changes in global financial markets and global economies and general market trends unrelated to the performance of the Merged Group. The market price of Woodside Shares could be adversely affected by these factors and fluctuations.

Financial markets have experienced significant price and volume fluctuations in the last several years that have particularly affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Woodside Shares may decline even if the Merged Group’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Also, certain institutional investors may base their investment decisions on consideration of the Merged Group’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Woodside Shares by those institutions, which could adversely affect the trading price of the Woodside Shares. There is no assurance that continuing fluctuations in the price and volume of publicly traded equity securities will not occur. If such increased levels of volatility and market turmoil continue, the Merged Group’s operations could be adversely impacted and the trading price of the Woodside Shares may be adversely affected.

In addition, Woodside will apply for the Woodside ADSs to be listed on the NYSE. Woodside will apply for the Woodside Shares to be listed on the LSE. Liquidity on those securities exchanges may be significantly lower than on ASX with the result that the market price on one or both of those exchanges may be more volatile and/or less responsive to newsworthy developments in relation to Woodside and the value of its assets. Woodside Shares will be quoted in Australian dollars on ASX and Pounds Sterling on LSE, and Woodside ADSs will be quoted in U.S. dollars on NYSE. Dividends in respect of the Woodside Shares, if any, will be declared in U.S. dollars. Fluctuations in exchange rates will affect, among other matters, the local currency value of the Woodside Shares and of any dividends. Holders, particularly non-Australian holders, may not derive a benefit from franking credits attached to a dividend, if any. These too may cause temporary or more permanent differences in the value of Woodside Shares on different securities exchanges.

Multiple listing of the Woodside Shares (including in the form of Woodside ADSs) will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the stock exchanges upon which the Woodside Shares will be listed. These and other factors may hinder the ability to trade and transact in the Woodside Shares (or corresponding depositary interests or Woodside ADSs) through one or more exchanges.

The future price of the Woodside Shares on ASX or LSE or the Woodside ADSs on the NYSE is uncertain and past performance is not indicative of future performance. Future share prices may be either above or below current or historical share prices. The trading in and liquidity of the Woodside Shares will be split among these three exchanges. The price of the Woodside Shares and Woodside ADSs may fluctuate and may at any time be different on the ASX, LSE and NYSE. This could adversely affect the trading of the Woodside Shares or Woodside ADSs, as applicable, on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Woodside Shares or Woodside ADSs, as applicable, on these exchanges.

The implied value of the Share Consideration will vary over time depending on the prevailing Woodside Share price.

The value of the Share Consideration will fluctuate with the market price of Woodside Shares. If the Merger is Implemented, BHP Shareholders will be entitled to, in aggregate, the Share Consideration of 901,523,720 New Woodside Shares representing approximately 48% of the outstanding Woodside Shares following the Merger (based on the number of Woodside Shares outstanding on 22 November 2021, as adjusted for the Woodside Dividend paid on 24 September 2021, and assuming that no Permitted Equity Raise nor further declaration of Woodside Dividends will occur prior to Implementation) with each BHP Shareholder being entitled to approximately 0.1781 New Woodside Shares for each of their BHP Shares held on the Distribution Record Date (based on the number of BHP Shares outstanding on 22 November 2021).

Because the exchange ratio is fixed and the market price of Woodside Shares has fluctuated, and will likely continue to fluctuate, the implied value of the Share Consideration will vary over time depending on the prevailing Woodside Share price. As a result, the implied value of the Share Consideration is likely to change, including between the date of this prospectus, the date of the Woodside Shareholders Meeting and the date on which the Share Consideration is distributed to Participating BHP Shareholders (or the Sale Agent in the case of all Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders).

Liquidity in the market for Woodside securities may be adversely affected by Woodside’s maintenance of multiple exchange listings.

Application has been or will be made for the listing of the New Woodside ADSs on NYSE, and Woodside has also applied for quotation of the Woodside Shares in the United Kingdom on LSE with a standard listing. Following Implementation, at which time Woodside ADSs are expected to be listed and traded on the NYSE, Woodside intends to continue to list the Woodside Shares on the ASX, with a secondary standard listing on the LSE. Woodside cannot accurately predict the effect of having its securities traded or listed on each of these markets. These secondary listings may, however, reduce the liquidity of Woodside’s securities in one or more markets.

Sales, or the perception of anticipated sales, of a significant number of Woodside Shares that Participating BHP Shareholders will be entitled to receive in the Merger may depress the market price of such Woodside Shares.

Participating BHP Shareholders receiving New Woodside Shares as Share Consideration may sell a significant number of the Woodside Shares they will be entitled to receive in the Merger, and such sales could be concentrated in the period shortly after Implementation of the Merger. Further, there may be a perception by investors that Participating BHP Shareholders will sell a significant number of Woodside Shares. These sales (and the perception of anticipated sales) could depress the market price of the Woodside Shares after Implementation of the Merger. Sales of Woodside Shares by Woodside Shareholders that are not Participating BHP Shareholders could also depress the market price of the Woodside Shares.

Additionally, it is possible that the sales by the Sale Agent on behalf of Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders may exert downwards pressure on the price of Woodside Shares in the period following the Implementation Date. See the sections entitled “The Merger—Ineligible Foreign BHP Shareholders” and “The Merger—Small Parcel BHP Shareholders.”

There is no guarantee that dividends will be paid on the Woodside Shares.

Whether any distribution is declared or paid to Woodside Shareholders, and the amounts of any such distributions, are uncertain and depend on a number of factors. The Woodside Board will have discretion to declare or pay a distribution on Woodside Shares, which may be based on a number of considerations, including Woodside’s dividend policy, its operating results and its capital management plans. In addition, if goodwill arising from the Merger were to be impaired to a level that exceeded available profits for distribution, there is a risk that dividends would not be payable in one or more financial periods. For a discussion of risks arising from impairment of goodwill, see the risk factor entitled “The Merged Group’s financial results could be adversely affected by impairments of goodwill or other intangible assets, the application of future accounting policies or interpretations of existing accounting policies including by regulatory direction, and changes in estimates of decommissioning costs” above.

The ability of foreign shareholders to bring actions or enforce judgments against Woodside or the Woodside Directors may be limited.

The ability of a shareholder outside of Australia to bring an action against Woodside may be limited under Australian law. Woodside is a limited company incorporated in Australia and the rights of Woodside Shareholders are governed by Australian law and the Woodside Constitution. These rights may differ from the rights of shareholders in other jurisdictions, including the United Kingdom or the United States. Consequently, it may not be possible to effect service of process upon the Woodside Directors within a foreign shareholder’s country of residence or to enforce judgments of courts of the foreign shareholder’s country of residence, based on civil or commercial liabilities under that country’s securities laws, against the Woodside Directors, the majority of whom are residents of Australia. In addition, courts in Australia or other courts may not impose civil liability on the Woodside Directors in any original action based solely on foreign securities laws brought against Woodside or the Woodside Directors in a court of competent jurisdiction in Australia or other countries.

Risks Relating to the Ownership of Woodside ADSs

There has been no prior market for the Woodside ADSs on a U.S. national securities exchange, and an active and liquid market for the Woodside ADSs may fail to develop or be sustained, which could harm the market price of the Woodside ADSs.

The Existing Woodside ADSs currently trade on the over-the-counter market in the United States through Woodside’s existing sponsored Level 1 ADR program. However, there has been no public market on a U.S. national securities exchange for the Woodside ADSs or Woodside Shares. Although Woodside intends to apply to list the Woodside ADSs on the NYSE, an active trading market for the Woodside ADSs may never develop or be sustained following the Merger. The market value of the Woodside ADSs will be based on the market value of the Woodside Shares issued in the Merger on the ASX at Implementation. This price may not be indicative of the market price of the Woodside ADSs or Woodside Shares after the Merger. In the absence of an active trading market for the Woodside ADSs or the Woodside Shares, BHP ADS holders who receive New Woodside ADSs in the Merger may not be able to sell their New Woodside ADSs at or above their initial market value or at the time they would like to sell.

After Implementation of the Merger, the market price of Woodside ADSs on the NYSE may not be identical, in U.S. dollar terms, to the market price of Woodside Shares on the ASX.

While the market price of Woodside ADSs on the NYSE is generally expected to fluctuate in line with fluctuations in the market price of Woodside Shares on the ASX, subject to additional fluctuations resulting from changes in the U.S. dollar and Australian dollar exchange rate, there is no guarantee that these relationships will be observed at all times, or at any time. The market price of Woodside ADSs may differ from the market price of Woodside Shares in U.S. dollar terms for a number of reasons, including the relative liquidity of Woodside ADSs and Woodside Shares.

Holders of Woodside ADSs will not directly hold Woodside Shares.

Holders of Woodside ADSs will not be treated as Woodside Shareholders and will not have shareholder rights. The Woodside Depositary (or its custodian in Australia) will be the holder of the Woodside Shares underlying the Woodside ADSs. Holders of Woodside ADSs will have contractual ADS holder rights. The Woodside Deposit Agreement among Woodside, the Woodside Depositary, holders of New Woodside ADSs, and all other persons directly or indirectly holding Woodside ADSs sets out Woodside ADS holder rights as well as the rights and obligations of the Woodside Depositary. Holders of Woodside ADSs may only exercise voting rights with respect to the Woodside Shares underlying their respective Woodside ADSs in accordance with the provisions of the Woodside Deposit Agreement, which provides that holders of Woodside ADSs may vote the shares underlying the Woodside ADSs either by withdrawing such Woodside Shares or by instructing the Woodside Depositary to vote the shares or other deposited securities underlying the New Woodside ADSs. However, holders of Woodside ADSs may not be informed about the meeting sufficiently in advance to withdraw the Woodside Shares and, even if holders of Woodside ADSs instruct the Woodside Depositary to vote the shares underlying the Woodside ADSs, Woodside cannot guarantee that the Woodside Depositary will vote in accordance with the instructions. See the section entitled “Description of Woodside American Depositary Shares—Voting Rights” for additional information.

In addition to voting rights, the right of holders of Woodside ADSs to receive any dividends Woodside declares on Woodside Shares differ from the rights of Woodside Shareholders. See the section entitled “Description of Woodside American Depositary Shares—Manner of Holding Woodside ADSs—Dividends and Distributions.”

Holders of Woodside ADSs may not receive certain distributions on Woodside Shares represented by Woodside ADSs or any value for such dividends if it is illegal or impractical to make such dividends to holders of Woodside ADSs.

The Woodside Depositary has agreed to pay to holders of Woodside ADSs dividends with respect to cash or other distributions it or the custodian with respect to the Woodside ADSs receives on Woodside Shares held by it on behalf of holders of Woodside ADSs after deducting its agreed fees and expenses. Holders of Woodside ADSs will receive these dividends in proportion to the number of Woodside Shares their Woodside ADSs represent. However, the Woodside Depositary is not responsible if it reasonably determines, to the extent permitted to do so under the Woodside Deposit Agreement, that it is unlawful or impractical to make distributions available to any holders of Woodside ADSs. Woodside has no obligation to take any other action to permit the dividend of its Woodside ADSs, Woodside Shares, rights or anything else to holders of Woodside ADSs. As a result, holders of Woodside ADSs may not receive the distributions made on Woodside Shares or any value from them if it is illegal or impractical for Woodside or the Woodside Depositary to make such dividends available to holders of Woodside ADSs. These restrictions may have a material adverse effect on the value of Woodside ADSs.

The Woodside ADSs may be subject to limitations on transfer and the withdrawal of the underlying Woodside Shares.

Woodside ADSs are transferable on the books of the Woodside Depositary. However, the Woodside Depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The Woodside Depositary may refuse to issue and deliver Woodside ADSs or register transfers of Woodside ADSs generally when the register of the Woodside Depositary or the Woodside share transfer books are closed or at any time if the Woodside Depositary or Woodside think it is necessary or advisable to do so because of any requirement of law, government or governmental body, or under any provision of the Woodside Deposit Agreement, or for any other reason subject to the right of Woodside ADS holders to cancel their Woodside ADSs and withdraw the underlying Woodside Shares. Temporary delays in the cancellation of Woodside ADSs and withdrawal of the underlying Woodside Shares may arise because the Woodside Depositary has closed its transfer books or Woodside has closed its transfer books for shares, the transfer of Woodside Shares is blocked to permit voting at a shareholders’ meeting, or Woodside is paying a dividend on the Woodside Shares. In addition, a holder of Woodside ADSs may not be able to cancel their Woodside ADSs and withdraw the underlying Woodside Shares when it owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Woodside ADSs or to the withdrawal of Woodside Shares or other deposited securities. See the sections entitled “Description of Woodside American Depositary Shares—Transfer, Combination and Split Up of Woodside ADSs and —Withdrawal of Woodside Shares Upon Cancellation of Woodside ADSs.”

It may be difficult for holders of Woodside ADSs to bring any action or enforce any judgment obtained in the United States against Woodside or members of the Woodside Board, which may limit the remedies otherwise available to holders of Woodside ADSs.

Woodside is a public limited company incorporated under the laws of Australia, and its corporate headquarters will remain in Australia following Implementation of the Merger. Many of the Woodside Directors are, and following the Merger will be, residents of jurisdictions outside the United States. In addition, although Woodside will, following Implementation of the Merger, have substantial assets in the United States, the majority of Woodside’s assets and a large proportion of the assets of certain of its directors and officers will be located outside of the United States.

As a result of the foregoing, Woodside ADS holders resident to the United States may find it difficult in a lawsuit based on the civil liability provisions of the United States federal securities laws:

•	to effect service within the United States upon Woodside and Woodside Directors and officers of Woodside that are located outside the United States;

•	to enforce in United States courts or outside the United States, judgments obtained against those persons in United States courts;

•	to enforce, in United States courts, judgments obtained against those persons in courts in jurisdictions outside the United States; and

•

to enforce against those persons in Australia, whether in original actions or in actions for the enforcement of judgments of United States courts, civil liabilities based solely upon the United States federal securities laws.

Holders of Woodside ADSs may not be able to exercise their right to vote the Woodside Shares underlying their Woodside ADSs.

Holders of Woodside ADSs may only exercise voting rights with respect to the Woodside Shares underlying their respective Woodside ADSs in accordance with the provisions of the Woodside Deposit Agreement and not as a direct shareholder of Woodside. In order to vote the Woodside Shares underlying the Woodside ADSs, holders of Woodside ADSs may either withdraw the Woodside Shares underlying their Woodside ADSs or instruct the Woodside Depositary to vote the Woodside Shares underlying such Woodside ADSs. However, holders of Woodside ADSs may not be informed about the meeting far enough in advance to withdraw the underlying Woodside Shares, and after such withdrawal, would no longer hold Woodside ADSs, but would instead hold the underlying Woodside Shares directly.

The Woodside Depositary will try, to the extent practicable, to vote the Woodside Shares underlying the Woodside ADSs as instructed by the holders of Woodside ADSs. The Woodside Depositary, upon timely notice from Woodside, will notify the holders of Woodside ADSs of the upcoming vote and arrange to deliver Woodside voting materials to the holders of Woodside ADSs. Woodside cannot guarantee that the holders of Woodside ADSs will receive the voting materials in time to ensure that they will be able to instruct the Woodside Depositary to vote their Woodside Shares or to withdraw their Woodside Shares so that the holders of Woodside ADSs can vote them themselves. If the Woodside Depositary does not receive timely voting instructions from the holders of Woodside ADSs, such holder’s ADSs will not be voted. Voting instructions may be given only in respect of a number of Woodside ADSs representing an integral number of Woodside Shares or other deposited securities. In addition, the Woodside Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that the holders of Woodside ADSs may not be able to exercise any right to vote that they may have with respect to the underlying Woodside Shares, and there may be nothing they can do if the Woodside Shares underlying their Woodside ADSs are not voted as requested. In addition, the Woodside Depositary is only required to notify the holders of Woodside ADSs of any particular vote if it receives timely notice from Woodside in advance of the scheduled meeting. See the section entitled “Description of Woodside American Depositary Shares—Voting Rights.”

As a foreign private issuer (“FPI”) under the rules and regulations of the SEC, Woodside is permitted to, and may, file less or different information with the SEC than a U.S. public company that is not an FPI, and will follow certain home country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.

Woodside is, and after the Implementation of the Merger the Merged Group will be, an FPI, under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. issuers. Moreover, the Merged Group will not be required to file periodic reports and financial statements with the SEC as frequently or within the same timeframes as U.S. companies with securities registered under the Exchange Act. Woodside currently does not, and is not required to, prepare its financial statements in accordance with U.S. GAAP. Following the Merger, the Merged Group will not be required to prepare its financial statements in accordance with U.S. GAAP, or to reconcile to U.S. GAAP, if it elects to prepare its financial statements in accordance with IFRS. The Merged Group will not be required to comply with Regulation Fair Disclosure, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, the Merged Group’s officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Woodside’s securities. Accordingly, after the Merger, holders of Woodside ADSs may receive less or different information about the Merged Group than they would receive about a U.S. domestic public company.

In addition, as an FPI whose ADSs are intended to be listed on the NYSE, the Merged Group will be permitted, subject to certain exceptions, to follow certain home country rules in lieu of certain NYSE listing requirements. An FPI must disclose in its annual reports filed with the SEC each NYSE requirement with which it does not comply, followed by a description of its applicable home country practice. The Merged Group will have the option to rely on available exemptions under the listing rules of the NYSE (the “NYSE Listing Rules”) that would allow it to follow its home country practice, including, among other things, the ability to opt out of (i) the requirement that the Merged Group Board be comprised of a majority independent directors, (ii) the requirement that the Merged Group’s independent directors meet regularly in executive sessions and (iii) the requirement that the Merged Group obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Woodside expects that the Merged Group Board will be comprised of a majority independent directors, but has not yet made final determinations on other possible exemptions from the NYSE Listing Rules. See the section entitled “Board of Directors and Management of the Merged Group After the Merger—NYSE Requirements.”

The Merged Group could lose its status as an FPI under current SEC rules and regulations if more than 50% of its outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of the Merged Group’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of the Merged Group’s assets are located in the United States; or (iii) the Merged Group’s business is administered principally in the United States. If the Merged Group loses its status as an FPI in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, the Merged Group would likely incur substantial costs in fulfilling these additional regulatory requirements and members of the Merged Group’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

As a result of registering the distribution of the New Woodside Shares and New Woodside ADSs in the United States, the Merged Group will become subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act, and if the Merged Group fails to maintain an effective system of internal controls, the Merged Group may not be able to accurately report its financial results or prevent fraud.

As a company with ADSs listed on the NYSE, the Merged Group will incur legal, accounting and other expenses that it did not previously incur. The Merged Group will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the NYSE Listing Rules and other applicable securities rules and regulations, as well as the U.S. Foreign Corrupt Practices Act 1977, as amended. Compliance with these rules and regulations will increase Woodside’s legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on its systems and resources, particularly if the Merged Group is no longer an FPI.

Pursuant to Section 404 of the Sarbanes-Oxley Act, the Merged Group’s management will be required to assess and attest to the effectiveness of its internal control over financial reporting in connection with issuing the Merged Group’s audited consolidated financial statements beginning with its audited consolidated financial statements as of and for the year ending 31 December 2023. As long as the Merged Group is an accelerated filer or a large accelerated filer, Section 404 also requires the Merged Group to include an attestation report on the effectiveness of internal control over financial reporting from the Merged Group’s independent registered public accounting firm for any period in which the Merged Group is required to provide a management assessment.

Compliance with Section 404 will increase the Merged Group’s compliance costs and management’s attention may be diverted from other business concerns, which could adversely affect the Merged Group’s results of operations. The Merged Group may need to hire more employees in the future or engage outside consultants to comply with these requirements, which would further increase expenses. If the Merged Group fails to comply with the requirements of Section 404 in the required timeframe, it may be subject to sanctions or investigations by regulatory authorities, including the SEC and the NYSE. Furthermore, if the Merged Group is unable to attest to the effectiveness of its internal control over financial reporting, it could lose investor confidence in the accuracy and completeness of its financial reports, and the market price of Woodside Shares and New Woodside ADSs could decline. Failure to implement or maintain effective internal control over financial reporting could also restrict the Merged Group’s future access to the capital markets and subject the Merged Group, its directors and its senior management to significant monetary and criminal liability. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Merged Group intends to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue generating activities to compliance activities.

Furthermore, as a public reporting company in the United States, the United Kingdom and Australia with securities listed on the NYSE, LSE and ASX, the Merged Group will have the additional burden of complying with multiple regulatory and disclosure regimes, which may result in further uncertainty regarding compliance matters, additional costs and further diversion of management’s time and attention. If the Merged Group’s effort to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against it and its business, financial condition, results of operations and future growth prospects may be adversely affected.

THE MERGER

Information About the Companies

Information about Woodside

Woodside was registered and incorporated under Australian corporate law on 17 August 1971. Woodside was listed on ASX on 18 November 1971. Woodside’s registered office, head office and principal place of business is Mia Yellagonga, 11 Mount Street, Perth, Western Australia 6000, Australia. Woodside’s telephone number is (61 8) 9348 4000. At the Woodside Shareholders Meeting, Woodside is proposing a resolution to change its name from “Woodside Petroleum Ltd.” to “Woodside Energy Group Limited.” If approved, this change is expected to take effect shortly after the Woodside Shareholders Meeting.

Information about BHP

BHP is the world’s largest diversified natural resources company by market capitalization with over 80,000 employees and contractors, primarily in Australia and the Americas. BHP’s products are sold worldwide, and BHP is among the world’s top producers of major commodities, including iron ore, copper, nickel and metallurgical coal.

Information about BHP Petroleum

BHP pioneered the development of an oil and gas industry in Australia with the Bass Strait discovery in 1965. The BHP petroleum business now has conventional oil and gas assets in the U.S. GOM, Australia, and T&T, and appraisal and exploration options in Mexico, T&T, western U.S. GOM, Eastern Canada, Barbados and Egypt. BHP Petroleum also includes BHP Petroleum’s interests in its Algerian assets, which BHP is in the process of divesting. For further information, see the section entitled “Business and Certain Information About BHP Petroleum—Producing Assets—Algerian Assets Sale.”

BHP Petroleum International Pty Ltd, the parent of BHP Petroleum, was incorporated in Australia in 1988 and is a wholly owned subsidiary of BHP. The registered office of BHP Petroleum International Pty Ltd is 125 St Georges Terrace, Perth Western Australia 6000, Australia, telephone (61 3) 1300 55 47 57.

Merger Commitment Deed

On 17 August 2021, Woodside and BHP announced that they had entered into the Merger Commitment Deed to facilitate the combination of their respective oil and gas portfolios through the Merger. The Merger is expected to create a top 10 independent energy company by production and the largest energy company listed on the ASX. The Merger Commitment Deed outlined a process by which Woodside and BHP intended to progress the Merger.

Share Sale Agreement

On 22 November 2021, Woodside and BHP entered into the binding Share Sale Agreement which sets out each parties’ obligations in relation to Implementation of the Merger (together with the ITSA which sets out each parties’ obligations in relation to the separation, transition and integration of BHP’s oil and gas portfolio with Woodside’s oil and gas portfolio).

Implementation of the Merger is subject to satisfaction (or where permitted, waiver) by 30 June 2022 (or an agreed later date) of Conditions including:

•	approval by certain regulatory and competition authorities;

•	approval by Woodside Shareholders;

•	the Independent Expert’s Report concluding that the Merger is in the best interests of Existing Woodside Shareholders; and

•	certain registration statements relating to Woodside Shares being declared effective by the SEC.

See the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Conditions” for further details. If a Condition has not been satisfied or waived, if permitted, by this date, either Woodside or BHP may terminate the Share Sale Agreement.

If all Conditions are satisfied (or waived, if permitted), including the Woodside Shareholder Approval, then:

•

The Sale Shares, being 100% of the issued share capital of BHP Petroleum International Pty Ltd, will be transferred to Woodside (or a nominee), and BHP Petroleum will become a wholly owned subsidiary of Woodside;

•	Woodside will pay BHP the Purchase Price, including the Share Consideration of 901,523,720 New Woodside Shares in the aggregate, which will be issued to BHP;

•

BHP will immediately distribute to BHP Shareholders (or the Sale Agent in the case of all Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders) on the Distribution Record Date the Share Consideration, pro rata to their respective ownership of BHP (the “Distribution Entitlement”);

•

Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders will receive a cash payment from proceeds of the sale of New Woodside Shares in lieu of receiving New Woodside Shares, as provided in accordance Section 3.7 of the Share Sale Agreement; and

•

Each holder of BHP ADSs will receive, in lieu of New Woodside Shares, a number of New Woodside ADSs that corresponds to the New Woodside Shares received on the BHP Shares represented by BHP ADSs (subject to payment of taxes and applicable Woodside Depositary and BHP Depositary fees and expenses).

Following Implementation, the Merged Group will comprise Woodside and its subsidiaries, including each member of BHP Petroleum.

Fractional Woodside Shares or fractional New Woodside ADSs will not be issued to BHP Shareholders or holders of BHP ADSs, as applicable, pursuant to the Merger. To the extent that the Distribution Entitlement in respect of any Participating BHP Shareholder would create a fractional entitlement to a New Woodside Share, then Distribution Entitlement will be rounded down to the nearest whole number of New Woodside Shares, the fraction of a New Woodside Share will be issued to the Sale Agent and sold, and BHP or its nominee will retain the net proceeds. Any fractional entitlements to New Woodside ADSs will be aggregated and sold by the BHP Depositary and the net cash proceeds (after deduction of applicable fees, taxes and expenses) will be distributed to the BHP ADS holders entitled thereto.

From the date of issue, the New Woodside Shares comprising the Share Consideration will be fully paid and rank equally with Woodside Shares currently on issue. Post-Implementation, Woodside will continue to be listed on ASX, with a secondary listing on the LSE in the United Kingdom and a listing of Woodside ADSs on NYSE in the United States. See the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Purchase Price” for further details.

A BHP Shareholder whose address as shown in the BHP Register on the Distribution Record Date is a place outside of Australia, Canada, Chile, France, Germany, Ireland, Japan, Jersey, Luxembourg, Malaysia, New Zealand, Netherlands, Norway, Singapore, Spain, Sweden, Switzerland, the United Arab Emirates, the United Kingdom, the United States, or any other jurisdiction in respect of which BHP determines (acting reasonably and following consultation with Woodside) that it is not prohibited or unduly onerous or impractical to distribute New Woodside Shares to the BHP Shareholders in those jurisdictions is an “Ineligible BHP Shareholder.” BHP will transfer the New Woodside Shares that each Ineligible BHP Shareholder would otherwise be entitled to receive to the Sale Agent to be sold, with the net proceeds distributed to the Ineligible BHP Shareholder. Please refer to the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Distribution of New Woodside Shares” for further information regarding the plan of distribution of New Woodside Shares.

Purchase Price

The consideration for the sale of the Sale Shares is the payment by Woodside of the Purchase Price (being the Purchase Price under the Share Sale Agreement), comprising the Share Consideration and the Completion Payment.

Share Consideration

Immediately upon Implementation of the Merger, the New Woodside Shares will be issued by Woodside to BHP and BHP will distribute the Share Consideration to BHP Shareholders (or to the Sale Agent in the case of all Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders).

Woodside will then:

•	ensure that each New Woodside Share is unencumbered, fully paid up and ranks equally with Existing Woodside Shares;

•	procure that all New Woodside Shares are listed for quotation on ASX (or relevant secondary listing exchange); and

•	promptly send holding statements to each Participating BHP Shareholder that has received New Woodside Shares.

The effect of the initial offer and the subsequent Share Sale Agreement is for the Merger to take economic effect from 1 July 2021. As a result, subject to Implementation, Woodside would become entitled to the economic benefit and risks of the BHP Petroleum assets and liabilities that are the subject of the Merger with effect from 1 July 2021, and BHP Shareholders would become entitled to the agreed number of Woodside Shares with adjustment for dividends and certain other activities from that same date. Movements in the value of either BHP Petroleum’s assets or Woodside Shares after 1 July 2021 would not affect the merger ratio and would be to the benefit or risk of each party. Nevertheless, for accounting purposes, the Merger will be treated as if it is effective as of the Implementation Date. The accounting treatment of the consideration paid by Woodside will be determined by the price of the Woodside Shares at the Implementation Date. The consideration is then allocated to the BHP Petroleum assets acquired based on fair value and will also be determined as of that date. This means that any movements in Woodside’s share price which is not correlated to a change in expectation for near or long term commodity prices may lead to a change in goodwill being recognized on the balance sheet for the Merged Group. The pro forma financial information includes an estimate of goodwill arising on acquisition, based on assumptions as to the Woodside Share price and other factors. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

Completion Payment

To give economic effect to the Effective Time of 11:59 p.m. (AEST) on 30 June 2021, separate to the Share Consideration, on Implementation Woodside or BHP, as applicable, will pay to the other party the “Completion Payment,” which includes:

•	the “Woodside Dividend Payment”, payable by Woodside, which is defined as:

○

the aggregate amount of all dividend payments in respect of all dividends declared by Woodside that have a record date subsequent to the Effective Time but prior to Implementation (the “Woodside Dividends”) (excluding franking credits) where the dividend payment for each Woodside Dividend is the amount equal to:

(1)	the Equity Ratio (as defined in the Share Sale Agreement) at the time the Woodside Dividend is paid multiplied by the total amount of that Woodside Dividend (in respect of all Woodside Shares); less

(2)	the value of Woodside Shares issued under Woodside’s dividend reinvestment plan issued after the Effective Time, determined in accordance with the Share Sale Agreement;

•	the Locked Box Payment, payable by Woodside to BHP or BHP to Woodside, as applicable; and

•	any other adjustments to the Purchase Price payable in accordance with the Share Sale Agreement.

Further information regarding the Share Sale Agreement and Locked Box Payment is set out in the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Purchase Price.”

Ineligible Foreign BHP Shareholders

Restrictions in certain foreign countries may make it impractical, unduly onerous or unlawful for New Woodside Shares issued under the Merger to be offered or distributed to BHP Shareholders in those jurisdictions.

Some BHP Shareholders may be Ineligible Foreign BHP Shareholders for the purposes of the Merger, and this prospectus should be read accordingly.

Neither Woodside nor BHP are obliged to issue or transfer (respectively), and will not issue or transfer, any New Woodside Shares to any Ineligible Foreign BHP Shareholder.

Instead, the New Woodside Shares that are otherwise attributable to Ineligible Foreign BHP Shareholders will be transferred to the Sale Agent to be sold, with the net proceeds of such sale to be paid to Ineligible Foreign BHP Shareholders.

Small Parcel BHP Shareholders

A BHP Shareholder (other than an Ineligible Foreign BHP Shareholder) (i) who is registered on the BHP Australian principal share register and holds 1,000 BHP shares or less or on the BHP depositary interest register and holds 1,000 BHP depositary interests or less, (ii) whose registered address in the BHP Australian principal share register or BHP depositary interests register is in any of Australia, Canada, Chile, France, Germany, Ireland, Japan, Jersey, Luxembourg, Malaysia, New Zealand, Norway, Sweden, Switzerland, the United Arab Emirates and the United Kingdom, and (iii) who is not acting for the account or benefit of persons in the United States, is a Small Parcel BHP Shareholder.

A Small Parcel BHP Shareholder may provide BHP’s share registrar, Computershare Investor Services, with a duly completed opt-in notice before 5:00 p.m. (AWST) on the Business Day prior to the Distribution Record Date, in which case that BHP Shareholder will be a Relevant Small Parcel BHP Shareholder. Woodside will issue, or BHP will transfer, the New Woodside Shares that each Relevant Small Parcel BHP Shareholder would otherwise be entitled to receive to the Sale Agent to be dealt with in accordance with the procedure set out in the section entitled “The Share Sale Agreement and Related Agreements—The Share Sale Agreement—Distribution of New Woodside Shares.”

An opt-in notice will be made available to each BHP Shareholder (other than an Ineligible Foreign BHP Shareholder), either physically, by email or through the Computershare Investor Services website at www-au.computershare.com/Investor/                .

Plan of Distribution of Woodside Shares

BHP Shareholders who are Participating BHP Shareholders on the Distribution Record Date will be entitled to have the New Woodside Shares distributed to them.

Background of the Merger

Woodside and BHP have held regular commercial discussions since the beginning of 2019 in light of their mutual participation in various ordinary commercial activities, including co-ownership in LNG and upstream assets, primarily in the North West Shelf Project and Scarborough / Pluto Train 2 Project.

Woodside’s Board of Directors, together with Woodside’s management, regularly reviews Woodside’s strategy and opportunities to maximize shareholder value, including evaluating opportunities within Woodside’s existing portfolio and potential strategic collaborations, divestment and acquisition opportunities.

On 12 April 2021, Mr. Ken MacKenzie, Chairman of the BHP Board, contacted Mr. Richard Goyder, Chairman of Woodside’s Board of Directors. Mr. MacKenzie advised Mr. Goyder that BHP was undertaking a strategic review of its petroleum business, including evaluating opportunities to demerge its petroleum business or divest its petroleum business to one or more buyers in one or a series of transactions. Both chairmen agreed that the merger of Woodside’s petroleum business with BHP’s petroleum business presented a unique opportunity which had the potential to create value for both Woodside Shareholders and BHP Shareholders and merited consideration by their respective teams. Mr. MacKenzie and Mr. Goyder maintained regular contact throughout the negotiation process.

On 15 April 2021, Mr. Goyder advised the Woodside Board of his phone call with Mr. MacKenzie. It was agreed that the opportunity warranted allocating resources, including external advisors, to evaluate it.

On 23 April 2021, Ms. Meg O’Neill (Acting Chief Executive Officer, Woodside) and Mr. Mike Henry (Chief Executive Officer, BHP) discussed the proposed merger at a high level, including potential value creation, synergies and the strategic fit of the two businesses.

On 25 April 2021, Mr. Goyder, Ms. O’Neill and Ms. Sherry Duhe (then Executive Vice President and Chief Financial Officer) advised Ms. Rebecca McNicol (Vice President – Commercial), and Woodside’s financial adviser, Charles Graham (Managing Director, Gresham Advisory Partners Limited (“Gresham”)) of the potential merger of Woodside’s petroleum business with BHP’s petroleum business.

On 28 April 2021, Woodside and BHP entered into a confidentiality agreement to govern the provision of information on BHP’s petroleum assets to Woodside to support the evaluation of the opportunity (the “Confidentiality Agreement”). Following execution of the Confidentiality Agreement:

(A)	BHP made available due diligence materials on BHP’s petroleum business to Woodside’s representatives and its advisers via a virtual dataroom; and

(B)	BHP’s management team provided a series of management presentations on BHP’s petroleum business to Woodside’s representatives and its advisers.

Woodside engaged a number of advisers to assist its evaluation of the potential merger with BHP’s petroleum business including:

(A)	Gresham were first contacted on 23 April 2021 and mandated as Woodside’s financial adviser (as set out in the Engagement Letter signed on 17 May 2021);

(B)	Morgan Stanley & Co. International plc were first contacted on 21 July 2021 and mandated as Woodside’s financial adviser (as set out in the Engagement Letter signed on 17 August 2021);

(C)	King & Wood Mallesons (“KWM”) were engaged 14 May 2021 to work on the matter as Woodside’s legal counsel (as set out in the Notice of Engagement dated 14 May 2021);

(D)

Vinson & Elkins LLP were first contacted on 6 May 2021 and mandated as Woodside’s legal counsel to advise on U.S. aspects of the potential merger (as set out in the Notice of Engagement dated 11 May 2021); and

(E)	Deloitte were first contacted on 5 July 2021 and mandated as Woodside’s tax adviser (as set out in the Notice of Engagement dated 9 July 2021).

BHP also engaged a number of advisers to support its evaluation of the potential merger, including J.P. Morgan, Barclays and Goldman Sachs, as its financial advisers, Herbert Smith Freehills, as Australian legal counsel (“HSF”), and Sullivan & Cromwell, as U.S. legal counsel.

On 28 April 2021, Ms. Duhe, Ms. McNicol and other Woodside representatives met with representatives from BHP, J.P. Morgan and Gresham to discuss possible transaction structures, key milestones and next steps. Other meetings involving Woodside’s management, BHP’s management, Gresham, KWM, Deloitte (Woodside’s tax adviser), J.P. Morgan and HSF were held between 28 April 2021 and the submission of the non-binding indicative offer (“NBIO”) by Woodside on 17 June 2021 to discuss a variety of matters including (without limitation) development of Woodside’s transaction proposal and due diligence, structuring, tax, employment and separation matters.

On 28 May 2021, Ms. O’Neill and Mr. Henry discussed the proposed timing for submission of the NBIO following which Mr. Henry sent Ms. O’Neill BHP’s NBIO process letter (“Process Letter”).

Woodside’s management provided regular updates to Woodside’s Board of Directors in the period leading up to submission of the NBIO.

•

On 18 May 2021, Woodside’s Board held a meeting during which Ms. O’Neill, Ms. Duhe, Ms. McNicol and other Woodside representatives provided Woodside’s Board with a high-level overview of the opportunity based on publicly available information and proposed timing for the submission of the NBIO. Woodside’s Board noted that negotiations on the Scarborough Processing Services Agreement would be progressed in parallel with discussions on the potential merger with BHP’s petroleum business.

•

On 3 June 2021, Woodside’s Board held a meeting during which Ms. O’Neill, Ms. Duhe, Ms. McNicol, other Woodside representatives and Gresham discussed the terms of BHP’s NBIO Process Letter dated 28 May 2021 and agreed to work towards BHP’s proposed timing for submission of the NBIO.

•

On 14 June 2021, Woodside’s Board held a meeting during which Ms. O’Neill, Ms. Duhe, Mr. Shaun Gregory (Executive Vice President Sustainability and Chief Technology Officer, Woodside), Ms. McNicol, other Woodside representatives and Gresham provided Woodside’s Board with an overview of the valuation framework and methodology (based on a discounted cash flow analysis) for determining the relative net asset valuation of Woodside’s and BHP’s portfolio using a common suite of assumptions to determine the merger ratio. Material assumptions included: effective and valuation date of 30 June 2021; BHP Petroleum modelled on a cash-free and debt-free basis with a normalized working capital position; a range of Brent oil prices from $50/bbl to $65/bbl (2020 real terms); a discount rate of 8% for assets in Australia and the United States with risk premiums for other jurisdictions; and risk factors applied to assets reflecting the stage of development.

•

On 17 June 2021, Woodside’s Board held a meeting during which Ms. O’Neill, Ms. Duhe, Mr. Gregory, Ms. McNicol, other Woodside representatives and Gresham discussed the key terms of the NBIO, key diligence findings and the strategic rationale for the potential merger with BHP’s petroleum business. Woodside’s Board resolved to submit the NBIO to BHP.

BHP’s management provided regular updates to the BHP Board.

Following the meeting of Woodside’s Board of Directors on 17 June 2021, Mr. Goyder sent the NBIO to Mr. MacKenzie pursuant to which Woodside offered to merge with BHP’s global oil and gas portfolio by acquiring 100% of the issued share capital of BHP Petroleum International Pty Ltd, which would be distributed by BHP in specie to BHP Shareholders immediately at completion with no trading restrictions. The proposed transaction merger ratio would result in BHP Shareholders holding approximately 40% of the combined entity. The NBIO noted that the next stage of the process would involve detailed due diligence on BHP’s portfolio, reverse due diligence on Woodside by BHP and preparation of definitive transaction documents for execution on a confidential and exclusive basis. Woodside and BHP both provided the other with a detailed list of further key due diligence information required as part of the next stage.

Parallel communications in relation to the NBIO occurred between Ms. O’Neill and Mr. Henry and between Ms. Duhe and Mr. Johan van Jaarsveld (Chief Development Officer, BHP), including the following:

•

On 17 June 2021, Ms. O’Neill and Mr. Henry discussed the NBIO. Mr. Henry indicated that the merger ratio implied by the NBIO did not meet BHP’s value expectations. Mr. Henry noted that the value implied by the NBIO was inferior to BHP’s alternatives for BHP’s petroleum business (particularly their demerger option).

•

On 17 June 2021, Ms. Duhe, Mr. van Jaarsveld and Mr. David Lamont (Chief Financial Officer, BHP) separately discussed the NBIO (with similar messaging being conveyed by the BHP team as to value expectations).

•

On 21 June 2021, Ms. O’Neill and Mr. Henry discussed the material value gaps, risk allocation, broker consensus values and next steps. Ms. O’Neill and Mr. Henry agreed that BHP would provide further information in respect to BHP’s petroleum business and that Woodside and BHP would continue to reassess certain elements of its valuation of the proposed transaction and of the allocation of value between Woodside Shareholders and BHP Shareholders. Such meetings involving Woodside management, BHP management, Gresham, Deloitte and J.P. Morgan were held to discuss a variety of specific matters including (without limitation) general and administrative expenses, net operating losses, decommissioning costs and growth opportunities as areas where there was a potential disparity between Woodside’s and BHP’s view on value as a result of limited information provided.

Woodside management re-engaged with Woodside’s Board on 29 June 2021 where Ms. O’Neill, Ms. Duhe, Mr. Gregory, Ms. McNicol, other Woodside representatives and Gresham provided Woodside’s Board with an overview of BHP’s feedback on the NBIO, an overview of the additional information provided by BHP and a revised valuation of the respective portfolios to reflect the additional information and potential value of the combined company which supported an increased offer where BHP Shareholders would hold 48% of the enlarged Woodside. At the meeting, Woodside’s Board delegated authority to Mr. Goyder and Ms. O’Neill to submit a revised NBIO to BHP.

On 29 June 2021, Ms. O’Neill and Mr. Henry discussed a potential revised NBIO and potential acceptable merger ratios. On 29 June 2021, Mr. Goyder and Mr. MacKenzie also discussed a potential revised NBIO and potential acceptable merger ratios.

On 30 June 2021, Woodside’s Board held a meeting where Ms. O’Neill, Ms. Duhe, Mr. Gregory, Ms. McNicol, and other Woodside representatives provided an update on the various discussions between Woodside and BHP, a revised valuation of the respective portfolios and update on the status of negotiations on the Scarborough Processing Services Agreement.

On 8 July 2021, Woodside and BHP entered into an amended and restated Confidentiality Agreement to extend the existing confidentiality regime to govern the provision of information on Woodside’s petroleum assets to BHP to support the evaluation of the opportunity.

On 12 July 2021, BHP’s external lawyers provided Woodside’s external lawyers the initial draft of the Merger Commitment Deed.

On 13 July 2021, Ms. O’Neill sent Mr. Henry a revised non-binding indicative offer (the “Revised NBIO”) pursuant to which Woodside revised its valuation of the BHP petroleum business, representing 48% of the value of the combined portfolio with the result that BHP Shareholders would hold 48% of the enlarged Woodside. The proposed consideration reflected a revised assessment of the relative value contribution of BHP’s petroleum business to the combined portfolio based on the additional information provided to Woodside following the NBIO including (without limitation) general and administrative expenses, net operating losses, decommissioning costs and growth opportunities, and further negotiation between the parties. The Revised NBIO noted the following conditions:

(A)

Woodside and BHP will continue in good faith to finalize the Scarborough Processing Services Agreement and associated agreements in July 2021 on the basis of the terms already agreed and certain key value items.

(B)

Woodside will grant to BHP Petroleum (North West Shelf) Pty Ltd (or a Woodside-approved BHP Petroleum assignee entity) an option to require Woodside to purchase BHP’s entire undivided Participating Interest in Scarborough, Thebe and Jupiter (the “Put Option”). Woodside proposed that the parties negotiate the terms of a binding option deed to be executed together with an annexed form of sale and purchase agreement.

Following receipt of the Revised NBIO, BHP provided a significant number of additional documents in the virtual data room to facilitate Woodside’s further due diligence on BHP’s petroleum business. BHP also conducted reverse due diligence on Woodside. In July, representatives of Woodside also gave presentations to representatives of BHP on Pluto, Train 2 and Sangomar and provided BHP with a data book to facilitate BHP’s review of Woodside’s assets and key growth opportunities other than the overlapping assets and Pluto and Train 2.

On 15 July 2021, Ms. O’Neill and Mr. Henry discussed key matters related to the Revised NBIO (which were then reflected in an email from Mr. Henry to Ms. O’Neill on 16 July 2021). Mr. Henry’s email included BHP’s reverse due diligence requirements on Woodside’s assets, BHP’s position on a proposed Scarborough post completion payment of $150 million, and confirmation that Woodside’s proposal would result in BHP Shareholders receiving 48% of the combined entity on a fully-diluted basis.

Other meetings involving Woodside’s management, BHP’s management, Gresham, KWM, Deloitte (Woodside’s tax adviser), J.P. Morgan and HSF were held following receipt of the draft Merger Commitment Deed to discuss a variety of matters including (without limitation) due diligence, structuring, tax, employment, separation, pre-completion restructuring, intra-group funding, keys terms for the Share Sale Agreement and key terms for the Integration and Transition Services Agreement, or ITSA. On 13 August, Woodside provided BHP with financial and operating forecasts for the Merged Group to be included in the investor announcement about the Merger Commitment Deed. See “The Merger—Unaudited Combined Forecasted Financial and Operating Information.”

Woodside’s management provided regular updates with supporting material to Woodside’s Board of Directors in the period leading up to execution of the Merger Commitment Deed on 17 August 2021.

•

On 20 July 2021, Woodside’s Board held a meeting where Mr. Gregory, Ms. McNicol, other Woodside representatives and Gresham provided an update on the status of negotiations on the Merger Commitment Deed and the Put Option.

•

On 26 July 2021, Woodside’s Board held two meetings with Woodside senior management to discuss key findings from Woodside’s technical due diligence and non-technical due diligence of BHP’s petroleum business.

•

On 27 July 2021, Woodside’s Board held a meeting where Ms. O’Neill, Ms. Duhe, Mr. Gregory, Ms. McNicol, and other Woodside representatives provided an update on the structure of the proposed merger including the requirements under Australian, U.S. and UK securities laws.

•

On 6 August 2021, a sub-committee of Woodside’s Board comprising Mr. Frank Cooper, AO (Board Member), Mr. Gene Tilbrook (Board Member) and Mr. Ben Wyatt (Board Member) had a meeting with Ms. O’Neill, Ms. Duhe, Ms. McNicol and other Woodside representatives to work through a draft investor presentation to be disclosed in connection with the proposed Merger.

•

On 9 August 2021, Woodside’s Board held a meeting where Ms. O’Neill, Mr. Gregory, Ms. McNicol and other Woodside representatives provided an update on the proposed Merger, revised valuation of the respective portfolios and status of negotiations on the Merger Commitment Deed and Put Option, together with a draft investor presentation.

•

On 11 August 2021, Woodside’s Board held a meeting, attended by Ms. O’Neill, Ms. Duhe, Mr. Gregory, Ms. McNicol and other Woodside representatives and Gresham, to discuss matters regarding capital management, pro forma financials, strategic communications and stakeholder engagement related to the proposed merger.

•

On 17 August 2021, Woodside’s Board held a meeting where Ms. O’Neill, Ms. Duhe, Mr. Gregory, Ms. McNicol and other Woodside representatives and Gresham provided an update on the key terms of the Merger Commitment Deed and Put Option together with the joint ASX announcement with BHP regarding the Merger Commitment Deed and Put Option. Woodside’s Board resolved to execute the Merger Commitment Deed and Scarborough Put Option Deed and release the joint ASX announcement.

On 17 August 2021, Woodside announced that its Board had appointed Ms. O’Neill as Chief Executive Officer and Managing Director.

Following their respective Board meetings on 17 August 2021, Woodside and BHP executed the Merger Commitment Deed and Scarborough Put Option Deed and released a joint ASX announcement in relation to the intention to combine their respective oil and gas portfolios by an all-stock merger based on 52% of the expanded Woodside being held by existing Woodside Shareholders and 48% of the expanded Woodside being held by BHP Shareholders.

The Put Option is summarized in the section entitled “The Share Sale Agreement and Related Agreements—Related Agreements—Scarborough Put Option.”

The Merger Commitment Deed committed Woodside and BHP to advance the proposed Merger on the basis of agreed key terms and principles for the Share Sale Agreement and ITSA, and included mutual regimes for exclusivity, reimbursement fees and termination events.

Following execution of, and as contemplated by, the Merger Commitment Deed, BHP and Woodside (and their respective advisers) undertook additional due diligence investigations in respect of each other’s petroleum business.

Up until 12 November 2021, each of BHP and Woodside maintained and updated a virtual data room containing information relevant to their respective due diligence activities, and responded to requests for further information.

On 13 September 2021, HSF provided to KWM the initial draft of the Share Sale Agreement, based on the principles agreed in the Merger Commitment Deed.

On 30 September 2021, Woodside provided BHP the initial draft of the ITSA.

Following exchange of the first draft of the Share Sale Agreement and the ITSA respectively through to the execution of these agreements:

•

Meetings, video conferences and telephone calls were conducted involving some or all of Woodside’s management, BHP’s management, KWM and HSF (Negotiation Teams) during which the terms of the Share Sale Agreement and the ITSA were discussed and negotiated;

•	members of the Negotiation Teams created and exchanged issues lists; and

•	amended drafts of the Share Sale Agreement and ITSA were prepared by KWM or HSF and provided to BHP or Woodside (as appropriate).

Certain matters from the Share Sale Agreement and ITSA negotiations were escalated to CEO level to resolve. Key CEO meetings included the following:

•	On 29 October 2021 Ms. O’Neill and Mr. Henry discussed timing with respect to the Share Sale Agreement and ITSA execution.

•	On 14 November 2021 Ms. O’Neill emailed Mr. Henry with a package of commercial positions on various Share Sale Agreement and ITSA matters.

•	On 14 November 2021 Ms. O’Neill and Mr. Henry discussed key outstanding Share Sale Agreement and ITSA matters.

•	On 15 November 2021 Ms. O’Neill and Mr. Henry exchanged emails which confirmed the extension of the Exclusivity Period under the Merger Commitment Deed until 19 November 2021.

•	On 19 November 2021 Ms. O’Neill and Mr. Henry agreed to extend the Exclusivity Period under the Merger Commitment Deed until 26 November.

Woodside’s management provided regular updates to Woodside’s Board in the period leading up to execution of the Share Sale Agreement and ITSA on 22 November 2021, during which Woodside’s Board was updated on the status of the Merger and negotiations on the Share Sale Agreement and ITSA including outstanding issues. The following is a list of the Woodside Board meetings:

•	On 14 September 2021, Ms. Duhe, Ms. McNicol and another Woodside representative attended a Woodside Board meeting.

•	On 5 October 2021, Ms. Duhe and Ms. McNicol attended a meeting with members of the Woodside Board.

•	On 13 October 2021, Ms. Duhe and Ms. McNicol attended a Woodside Board meeting.

•

On 1 November 2021, Ms. Duhe, Ms. McNicol and Woodside representatives attended a meeting with members of the Woodside Board. At the meeting, the transaction team provided a summary of the key due diligence findings.

•	On 3 November 2021, Ms. Duhe, Ms. McNicol and another Woodside representative attended a Woodside Board meeting.

•	On 9 November 2021, Ms. Duhe, Ms. McNicol and Woodside representatives attended a meeting with members of the Woodside Board.

•	On 15 November 2021, Ms. Duhe, Ms. McNicol and Woodside representatives attended a Woodside Board meeting.

•

On 18 November 2021, Ms. Duhe, Ms. McNicol and Woodside representatives attended a Woodside Board meeting. During the meeting, Woodside’s Board delegated authority to the Chairman and CEO to finalize the outstanding issues and execute the Share Sale Agreement and the ITSA.

On 22 November 2021, Woodside and BHP signed the Share Sale Agreement and issued an ASX announcement in relation to the execution of the Share Sale Agreement (together with necessary filings with the SEC).

Unaudited Combined Forecasted Financial and Operating Information

From time to time, Woodside may disclose near-term annual guidance on selected operational metrics through its ongoing reporting but does not, as a matter of course, make public long-term forecasts or internal projections as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with its evaluation of the Merger, Woodside’s management, prepared certain unaudited internal financial forecasts with respect to the Merged Group, which were provided to the Woodside Board and BHP. Woodside’s management based these unaudited internal financial forecasts of the Merged Group on a combination of certain projected production and operating data related to Woodside prepared by Woodside’s management and shared with BHP, taking into account information related to BHP Petroleum prepared by BHP’s management and shared with Woodside as part of Woodside’s due diligence investigation in connection with the sales process. The inclusion of this information should not be regarded as an indication that any of Woodside, its representatives, or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

This information was prepared with the primary purpose of describing certain factors considered as part of Woodside’s approval of the Merger and disclosed initially in the lead up to the joint ASX announcement for execution of the Merger Commitment Deed on 17 August 2021, and it is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Woodside’s management, including, among others, estimates and assumptions about Woodside’s and BHP Petroleum’s future results, oil and gas industry activity, commodity prices, demand for crude oil, NGL and natural gas, the availability of financing to fund LNG projects and project expansion as well as the exploration and development costs associated with the respective projected drilling programs, restoration costs associated with business activities, general economic and regulatory conditions, and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The unaudited prospective financial and operating information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Woodside can give no assurance that the unaudited prospective financial and operating information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions, and other matters described in “Risk Factors.” Also see the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

The unaudited prospective financial and operating information was prepared with the primary purpose of describing certain factors considered as part of Woodside’s approval of the Merger, and it was not prepared with a view toward compliance with U.S. GAAP or IFRS, published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Woodside’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to Woodside contained herein relates to historical financial information of Woodside, and such report does not extend to the projections included below and should not be read to do so.

Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. Material circumstances or events which might impact the forecasted information include: new agreements such as for asset sell downs and the associated terms; updates to forecasted production and cost profiles; timing or likelihood of projects; changes in macroeconomic and commodity assumptions and forecasts; updated transaction cost forecasts; and changes in the regulatory environment. As of the date of this prospectus, material circumstances or events which have occurred since the forecasted information was prepared include:

•	the sale of a 49% non-operating participating interest in the Pluto Train 2 Joint Venture and the associated terms;

•	updated forecasts for asset production and cost profiles, including for the Ruby oil field;

•	updated transaction and integration costs assumptions; and

•	changes in commodity prices.

Woodside can give no assurance that, had the unaudited prospective financial and operating information been prepared as of the date of this prospectus or any subsequent date, similar estimates and assumptions would be used. Except as required by applicable securities laws, Woodside does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the Merger under IFRS, or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not take into account all the possible financial and other effects on Woodside or BHP Petroleum of the Merger, the effect on Woodside or BHP Petroleum of any business or strategic decision or action that has been or will be taken as a result of the Share Sale Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Commitment Deed or the Share Sale Agreement had not been executed, but which were instead altered, accelerated, postponed, or not taken in anticipation of the Merger. Further, the unaudited prospective financial and operating information does not take into account the effect on Woodside or BHP Petroleum of any possible failure of the Merger to occur. None of Woodside or its affiliates, officers, Directors, advisers, or other representatives has made, makes, or is authorized in the future to make any representation to any Woodside Shareholder or BHP Shareholder or other person regarding Woodside’s or BHP Petroleum’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by Woodside, its respective advisers or other representatives or any other person that it is viewed as material information of Woodside or the Merged Group, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial and operating information included below is being provided because it was made available to the Woodside Board and BHP in connection with the Merger.

In light of the foregoing, and considering that this disclosure is made several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, Woodside Shareholders and BHP Shareholders are cautioned not to place undue reliance on such information, and Woodside urges all Woodside Shareholders and BHP Shareholders to review the historical and pro forma financial information of Woodside and BHP Petroleum included in this document. Please see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Woodside,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BHP Petroleum,” Unaudited Pro Forma Condensed Combined Financial Statements” and the financial statements of Woodside and BHP Petroleum and notes to the financial statements included herein.

Woodside management prepared the unaudited prospective financial and operating information utilizing the following commodity price assumptions, which are based on a flat oil price deck ($65/bbl Brent oil price in 2020 real terms, inflated at 2.0% per annum):

	2022E	2023E	2024E	2025E	2026E	2027E
Brent Oil ($/bbl)	67.6	69.0	70.4	71.8	73.2	74.7
WTI Oil ($/bbl)	64.1	65.4	66.7	68.1	69.4	70.8
Uncontracted LNG Brent Slopes (%)	12.6%	11.5%	11.5%	11.5%	11.5%	11.5%

The unaudited internal financial forecasts were also prepared utilizing a variety of assumptions, some of which may or may not have been realized since, including:

•	Then currently sanctioned projects being delivered in accordance with their then current project schedules;

•	Implementation of unsanctioned Gulf of Mexico (“GOM”) and Western Australia subsea tiebacks;

•	The Merged Group holding equity interests of 100% of Scarborough, 82% of Sangomar and 51% of Pluto Train 2;

•	No adjustment for financing costs and proceeds from sales of assets;

•	Utilization of potential U.S. net operating losses available to the Merged Group;

•	Transaction costs of approximately $220 million (for a more recent estimate of transaction costs, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements”); and

•	Normalized working capital position post completion of the Merger with no material movements over the forecast period.

The following table has been prepared by Woodside management and sets forth certain summarized prospective financial and operating information regarding the Merged Group for the years 2022 through 2027, based on the price, cost and other assumptions indicated above. The following unaudited prospective financial and operating information should not be regarded as an indication that Woodside considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, Woodside’s anticipated or actual capital allocation relating to the assets after Implementation of the Merger.

	Unaudited financial and operating forecast
	2022E	2023E	2024E	2025E	2026E	2027E
	($m except production)
Production (MMboe)	199	212	224	206	208	231
Adjusted Operating Cash Flow(1)	$5,191	$6,838	$7,343	$6,554	$6,686	$7,101
Unlevered Free Cash Flow(2)	$33	$531	$3,343	$3,672	$4,767	$5,883

(1)

Adjusted Operating Cash Flow is calculated as net cash from operating activities excluding any financing costs (interest received, dividends received and borrowing costs relating to operating activities), plus payments for restoration and less payments for exploration expenditure. See the sections entitled “Disclaimer and Important Notices—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Woodside—Non-GAAP Financial Measures.”

(2)

Unlevered Free Cash Flow is calculated as Adjusted Operating Cash Flow minus payments for restoration and minus payments for capital expenditure. See the sections entitled “Disclaimer and Important Notices—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Woodside—Non-GAAP Financial Measures.”

Woodside’s Reasons for the Merger

The Woodside Board believes that the proposed Merger of Woodside and BHP Petroleum is a highly attractive opportunity that is expected to create a top 10 independent energy company by production and the largest listed energy company on ASX. In evaluating the Merger and reaching its decision with respect to the Merger and the Share Sale Agreement, the Woodside Board consulted with Woodside management and outside legal and financial advisers, and considered a number of factors, including:

Greater scale and diversity of geographies, products and end markets through an attractive and long-life conventional portfolio

The Merger is expected to deliver benefits for both Woodside Shareholders and Participating BHP Shareholders by creating a long-life conventional portfolio of scale and diversity of geography, product and end markets.

On a combined basis, the Merged Group is expected to consist of:

•	Conventional asset base estimated to produce around 193 MMboe (2021 net production);

•	Diversified production mix of 46% LNG, 29% oil and condensate and 25% domestic gas and NGLs (2021 net production);

•

Wide geographic reach with production from Western Australia, East Coast Australia, U.S. GOM, and T&T with approximately 95% of production (2021 net production) from Organization for Economic Co-operation and Development (“OECD”) nations; and

•	1P SEC reserves of 2,323 MMboe as at 31 December 2021.

Figure 1 – Merged Group production mix by type and region for the 12 months ended 31 December 2021

(1)	Combined Woodside and BHP Petroleum production for the 12 months ended 31 December 2021, excluding Algeria and Neptune production.

Strong combination of high growth, margins and reserves life

Strong combination of high quality assets which are high-growth, high-margin, and long-life underpin the value proposition of the Merged Group.

Complementary combined portfolio cash flows expected to fund shareholder returns and business evolution during the energy transition

Strong Adjusted Operating Cash Flow at a long term $65 Brent oil price (real 2022) is expected to support returns to Woodside Shareholders over time. Woodside expects to maintain its focus on disciplined growth investment and continued dividends in line with its stated dividend policy of a minimum of 50% of net profit after tax excluding non-recurring items in dividends. The net profit after tax basis helps preserve cash and protect the balance sheet in periods of low commodity pricing. The Woodside Board’s dividend payout ratio target is between 50% to 80% of net profit after tax, excluding non-recurring items, subject to market conditions and investment requirements.

Strong growth profile and capacity to phase lower-carbon operations and competitive, high-return and lower-carbon options within the portfolio.

Woodside believes that the proposed Merger will deliver expanded growth optionality with the flexibility to phase and selectively progress near and longer term lower-carbon options and high-return options:

•	Final investment decisions have been made in relation to the Scarborough and Pluto Train 2 developments, including new domestic gas facilities and modifications to Pluto Train 1.

•

The Atlantis Phase 3 (U.S. GOM), Mad Dog Phase 2 (U.S. GOM), Shenzi North (U.S. GOM) and Sangomar Oil Field Development Phase 1 (Senegal) projects remain on budget and on track, and along with significant expansion options, provide opportunity for near- and medium-term growth.

•

Longer term embedded options include Wildling (U.S. GOM), Trion (Mexico), Calypso (T&T) and Browse (Western Australia) projects. These options offer significant potential growth coupled with multiple exploration and new energy opportunities and partnerships, including H2Perth, H2TAS, H2OK and Heliogen.

Proven management and technical capability from both companies

The Merged Group will benefit from the joint management and technical petroleum expertise of both companies, led by Meg O’Neill as the Chief Executive Officer and Managing Director.

Woodside believes that the Merged Group will combine leading health, safety, environment and quality (“HSEQ”) performance, LNG production and marketing, deep water oil development and production, exploration success, and international experience thereby creating a differentiated set of capabilities in the Merged Group. These capabilities are expected to be further supplemented through investments in technology and lower-carbon solutions and strong governance systems.

It is intended that the Woodside Board will select a current BHP director to be appointed to the Woodside Board following Implementation.

Shared values and focus on sustainable operations, carbon management and ESG leadership

Woodside intends to continue to have a strong focus on pursuing safe, sustainable and reliable operations, building on Woodside’s and BHP’s strong track records.

Woodside also plans to build on Woodside’s existing targets for the Merged Group to reduce net equity Scope 1 and Scope 2 emissions by 15% and 30% by 2025 and 2030 respectively, as compared against the gross

2016-2020 annual average baseline. Woodside’s climate strategy comprises of reducing its net equity Scope 1 and 2 greenhouse gas emissions, and investing in the products and services that its customers need as they reduce their emissions.

Woodside intends to set emissions reduction targets on an equity basis. This ensures that the scope of emissions reduction targets is aligned with the actual footprint of the Merged Group’s investments and its expected use of offsets. Equity emissions reflect the greenhouse gas emissions from operations according to the Merged Group’s share of equity in the operation. The equity share reflects economic interest, which is the extent of rights a company has to the risks and rewards flowing from an operation. Woodside intends to set its emissions reduction targets for the Merged Group on a net basis, allowing for both direct emissions reductions from their operations, as well as emissions reductions achieved from the use of offsets.

Woodside will focus on optimizing value and shareholder returns and intends to build and maintain a lower-carbon, resilient and diversified portfolio which includes oil, natural gas and new energy technologies. The Merged Group is expected to generate significant cash flow this decade that could be used in part to support the development of new energy products and lower-carbon solutions including hydrogen, ammonia and carbon capture and storage (“CCS”).

Figure 2 – Merged Group’s net equity scope 1 and 2 greenhouse gas emission reduction targets

(1)

Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020, and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Post-Implementation of the Merger (which remains subject to conditions including regulatory approvals), the starting base will be adjusted for the then combined Woodside and BHP Petroleum portfolio.

(2)

This chart shows indicative design out, operate out and offset emissions reductions to achieve Merged Group’s net equity Scope 1 and 2 greenhouse gas emissions targets in the year 2030. The values do not represent cumulative abatement over the period leading up to those years.

See the section entitled “Business and Certain Information About Woodside—ESG” for more information on the Merged Group’s emission targets.

Synergies and benefits

The combination of highly complementary asset portfolios through the Merger is expected to unlock material synergies.

Woodside has undertaken comprehensive integration planning work and has identified pre-tax synergies that are expected to be in excess of $400 million per annum (100% basis, pre-tax).

Woodside expects to realise the annual synergies through a combination of corporate, operations, exploration and development activities.

See the sections entitled “Business and Certain Information About the Merged Group—Potential Synergies and Value Creation” and “Cautionary Statement Regarding Forward-Looking Statements.”

Greater financial resilience

Upon Implementation, the Merged Group’s balance sheet is expected to be strengthened by the resilience the merged portfolio delivers through the commodity and investment cycle.

Based on the pro forma combined financial performance of Woodside and BHP Petroleum for the 12 months to 31 December 2021, the Merged Group is expected to have:

•	pro forma revenue of approximately $12.5 billion;

•	pro forma cash flows from operating activities of approximately $7.5 billion supported by resilient foundation assets;

•	pro forma liquidity position of approximately $7.1 billion, consisting of pro forma cash and cash equivalents of approximately $4.0 billion and undrawn debt facilities of $3.1 billion; and

•	pro forma balance sheet with low Gearing of approximately 9%.

Woodside believes that the Merger will create a large, more resilient company, better able to navigate the energy transition than either Woodside or BHP Petroleum would achieve without the Merger. The Merger is expected to provide long-term value and unlock synergies in how these assets are managed.

Further detail on the profile of the Merged Group can be found in the section entitled “Business and Certain Information About the Merged Group.”

BHP’s Reasons for the Merger

In 2021, BHP undertook a strategic review of its petroleum business, including evaluating opportunities to demerge its petroleum business or divest its petroleum business to one or more buyers in one or more series of transactions. Following that review, the BHP Board of Directors determined to approve the Merger with Woodside.

BHP believes that the Merger will provide BHP Shareholders with a choice about how to weight their exposure to the different investment propositions of BHP (excluding BHP Petroleum) and oil and gas through Woodside (including BHP Petroleum). It will also allow for a prioritization of capital towards the rest of the BHP portfolio and enhanced shareholder returns. In addition, the Merger is expected to deliver value to shareholders, particularly relative to a demerger, by creating a larger and more resilient company, able to supply the energy needed for global growth and development over the energy transition. The combined portfolio is also expected to unlock material synergies for shareholders.

This discussion of BHP’s reasons for the Merger is forward looking in nature and should be read in light of the factors discussed in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Woodside’s Board Recommendation

A majority of the Woodside Board must recommend that Existing Woodside Shareholders vote in favor of the Merger subject to the Independent Expert concluding (and continuing to conclude) that the Merger is in the best interests of Existing Woodside Shareholders. Woodside must ensure that half or more of the Woodside Board do not change, withdraw or qualify their recommendation to vote in favor of the Merger, unless:

•	the Independent Expert concludes (including in any updated report) that the Merger is not in the best interests of Existing Woodside Shareholders; or

•	the Woodside Board agrees to, or supports, a superior proposal in relation to Woodside.

Independent Expert Conclusion

To assist Existing Woodside Shareholders with their assessment of the Merger and their consideration as to whether to vote in favor of the Merger Resolution, Woodside appointed the Independent Expert to prepare the Independent Expert’s Report. Pursuant to the Independent Expert’s Report, the Independent Expert has concluded that the Merger is                .

The Independent Expert’s Report is an important document and Existing Woodside Shareholders are encouraged to read it (and the Independent Technical Specialist Report attached thereto) in full before deciding whether to vote in favor of the Merger Resolution. A copy of the Independent Expert’s Report and the Independent Technical Specialist Report completed by Gaffney Cline & Associates Limited annexed thereto, is filed as an exhibit to the registration statement of which this prospectus is a part.

Woodside Shareholders Meeting

Pursuant to the Share Sale Agreement, and as a Condition to the Implementation of the Merger, Woodside is required to obtain Woodside Shareholder Approval at the Woodside Shareholders Meeting. Pursuant to the Share Sale Agreement, Woodside is required to prepare and dispatch an explanatory memorandum and notice of meeting to convene the Woodside Shareholders Meeting for the purpose of approving the Merger. Woodside is further required pursuant to the Share Sale Agreement to include in the explanatory memorandum and notice of meeting, a statement by at least the majority of the Board recommending that Existing Woodside Shareholders vote in favor of the Merger Resolution (subject to customary exceptions).

Accounting Treatment

The unaudited pro forma condensed combined statement of profit and loss and the unaudited pro forma condensed combined statement of financial position were prepared in accordance with Article 11 of Regulation S- X (“Article 11”). The unaudited pro forma condensed combined statement of cash flows has been prepared based on the historical combined statements of cash flows of Woodside and BHP Petroleum. Certain transaction accounting adjustments have been made in order to show the effects of the Merger on the combined historical financial information of Woodside and BHP Petroleum.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting for business combinations, with Woodside treated as the acquirer. Under the acquisition method of accounting, Woodside will record all assets acquired and liabilities assumed from BHP with respect to BHP Petroleum at their respective fair values as of the Implementation of the Merger. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive fair value measure. The sources and amounts of transaction expenses may also differ from those assumed in the following pro forma adjustments. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing the pro forma financial statements, and are subject to revision based on a final determination of fair values as of the

Implementation of the Merger. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying pro forma financial statements and Woodside’s future results of operations and financial position. The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not intended to represent or be indicative of the results of operations or the financial position that would have been recorded had the Merger been Implemented as of the dates presented and should not be taken as representative of Woodside’s future results of operations or the financial position. The unaudited pro forma condensed combined financial statements do not reflect the impacts of any potential operational efficiencies, asset dispositions, cost savings or economies of scale that they may be achieve with respect to the combined operations. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

Interests of Certain Directors and Executive Officers of the Woodside Board

In considering the recommendation of the Woodside Board to the Existing Woodside Shareholders relating to the vote to approve the Merger, Woodside Shareholders should be aware that aside from their interests as Woodside Shareholders, as applicable, certain Directors and executive officers of Woodside may have interests in the Merger that are different from, or in addition to, those of Existing Woodside Shareholders generally. These interests may present such Directors and executive officers with actual or potential conflicts of interests, and these interests, to the extent they may be substantial, are described below. See the section entitled “Executive Compensation” for additional information.

Interests of Woodside’s Directors and other Key Management Personnel

As of the date of this prospectus, Woodside Directors and other KMPs (as defined below), including their personally related entities, do not hold any interests, directly or indirectly, by security holdings or otherwise, that would be considered material in BHP or any interests whatsoever in BHP Petroleum or the subsidiaries of those entities.

Interests of BHP’s Directors and Executive Officers in the Merger

It is intended that the Woodside Board will select a current BHP director to be appointed to the Woodside Board following Implementation. Woodside has entered into, and may in the future enter into, employment agreements or other compensation arrangements with persons employed as officers of BHP as at the date of this prospectus. Those matters remain under consideration as of the date of this prospectus. See the section entitled, “Board of Directors and Management of the Merged Group after the Merger-Members of the Executive Committee of the Merged Group” for further information.

In addition, if a director or executive officer of BHP owns BHP Shares, such director or executive officer will have the right to participate in the Merger on the same terms as other BHP Shareholders.

Federal Securities Law Consequences; Resale Restriction

New Woodside Shares and New Woodside ADSs issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act, except for New Woodside Shares and New Woodside ADSs issued to any person who may be deemed to be an “affiliate” of Woodside under the Securities Act.

No Dissenter’s Right of Appraisal or Rights of Appraisal

Under Australian law, neither Woodside Shareholders nor BHP Shareholders are entitled to any appraisal or dissenters’ rights in connection with the Merger.

THE SHARE SALE AGREEMENT AND RELATED AGREEMENTS

The Share Sale Agreement

On 22 November 2021, Woodside and BHP entered into the Share Sale Agreement on the key terms set out below to give effect to the Merger.

Overview

Pursuant to the Share Sale Agreement, BHP agreed to sell and Woodside agreed to buy the entire issued share capital of BHP Petroleum International Pty Ltd in exchange for the Purchase Price, including the Share Consideration consisting of New Woodside Shares, comprising approximately 48% of all Woodside Shares (on a post-issue basis). These New Woodside Shares will be issued by Woodside to BHP to be distributed to BHP Shareholders (or the Sale Agent in the case of all Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders).

The Effective Time of the Merger under the Share Sale Agreement will be 11:59 p.m. AEST on 30 June 2021, with contractual mechanics giving Woodside and BHP economic outcomes as if 100% of the shares in BHP Petroleum International Pty Ltd had been acquired by Woodside at the Effective Time.

Conditions

Under the Share Sale Agreement, Implementation is conditional upon the satisfaction (or, where permitted, the waiver) of certain Conditions by 30 June 2022 (or an agreed later date). The following table summarizes certain Conditions, the party that may waive such Condition and the status of such Condition:

Condition	Party that may waive	Status
FIRB Approval: BHP obtaining approval from FIRB if BHP determines (acting reasonably) that it will likely be required in connection with the Merger.	BHP (only if BHP determines that approval is not required to implement the transaction)	Outstanding

ACCC Approval: Woodside being advised by the ACCC that it does not object to, or propose to take any action in relation to, the Merger.	BHP and Woodside (only if both parties agree in writing that the condition is no longer required to implement the transaction)	Satisfied

NOPTA Approval: Woodside obtaining approval from NOPTA to Implement the Merger.	Cannot be waived	Outstanding

Woodside Shareholder Approval: Woodside Shareholders approving the Merger Resolution.	BHP and Woodside (by written agreement)	Outstanding

ASIC, ASX, SARB and JSE: BHP and Woodside obtaining all relief, waivers, confirmations, exemptions, consents or approvals and doing all other acts necessary, or which BHP or Woodside (both acting reasonably) desire, from ASIC, ASX, SARB and JSE to Implement the Merger.

	Cannot be waived	Outstanding

Condition	Party that may waive	Status

HSR Act Clearance: Expiration of the waiting period under the HSR Act or earlier termination without challenge by the U.S. Department of Justice or the Federal Trade Commission (“FTC”).	BHP and Woodside (only if both parties agree in writing that the condition is no longer required to implement the transaction)	Satisfied

CFIUS Approval: Woodside obtaining certain notices from CFIUS permitting the Merger.	Cannot be waived	Satisfied

Official Quotation: Woodside not receiving an indication from the ASX that it will not grant permission for the official quotation of the New Woodside Shares.	Cannot be waived	Outstanding

Independent Expert’s Report: Independent Expert issuing an Independent Expert’s Report concluding the Merger is in the best interests of Woodside Shareholders, and such conclusion is not changed or withdrawn before the Woodside Shareholder Approval is obtained.

	Woodside	Outstanding

Restructure: BHP completing the Restructure, being the transfer, liquidation or removal of certain entities from BHP Petroleum.	BHP and Woodside (by written agreement)	Outstanding

U.S. Registration Statements: This registration statement on Form F-4 and the F-6 Registration Statement being filed by Woodside relating to the New Woodside Shares and the New Woodside ADSs, respectively, are declared effective by the SEC, no issuing of a stop order suspending the effectiveness of those registration statements and no commencement by the SEC of proceedings for that purpose.

	BHP and Woodside (by written agreement)	Outstanding

Other Competition Approvals: Woodside obtaining competition clearance in relation to the Merger from the relevant authorities in T&T, the People’s Republic of China, Japan, Mexico, Barbados and Vietnam.

	BHP and Woodside (only if both parties agree in writing that the condition is no longer required to implement the transaction)	Mexico Outstanding

No Injunction or Order: No court or governmental agency enacting, issuing, promulgating, enforcing or entering any law or governmental order that restrains, enjoins or otherwise prohibits Implementation of the Merger and all regulatory approvals being in full force and effect.

	BHP and Woodside (only if both parties agree in writing that the condition is no longer required to implement the transaction)	Outstanding

Purchase Price

The Purchase Price payable by Woodside for the acquisition of BHP Petroleum includes the issue of the Share Consideration to BHP, such that ultimately the Share Consideration is held by BHP Shareholders (or the Sale Agent in the case of all Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders).

The Share Consideration will be supplemented by the Woodside Dividend Payment, being in effect the payment to BHP of a cash amount at Implementation representing the cash dividend that would have been received (post Effective Time and pre-Implementation) by holders of the Share Consideration if they had been issued the Share Consideration at the Effective Time.

To give effect to the Effective Time principle, BHP will be required to pay Woodside the Locked Box Payment, being a payment at Implementation for “locked box” accounts adjustments representing the net cash flow generated by BHP Petroleum following the Effective Time (or, if that amount were negative, Woodside will be required to make a cash payment to BHP at Implementation).

Distribution of New Woodside Shares

BHP must declare or determine a dividend, initiate a reduction of capital or pursue a combination of the two (as determined by BHP) in order to facilitate the distribution of the New Woodside Shares to BHP Shareholders (or to the Sale Agent on account of Ineligible Foreign BHP Shareholders and, if BHP so elects, Relevant Small Parcel BHP Shareholders). The New Woodside Shares that are otherwise attributable to Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders will be transferred to the Sale Agent to be sold, with the net proceeds from that sale of New Woodside Shares to be paid to Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders in lieu of the receipt of New Woodside Shares under the Merger. The Share Sale Agreement contains certain mechanical arrangements to facilitate dealing with Ineligible Foreign BHP Shareholders and BHP’s ADR program.

For so long as BHP holds the New Woodside Shares (if at all), BHP undertakes not to dispose of (otherwise than in accordance with the Share Sale Agreement) or exercise voting power in respect of the New Woodside Shares.

For additional information see the section entitled “Description of Woodside Shares.”

Merger Implementation and Pre-Implementation Conduct Provisions

Woodside and BHP must use reasonable endeavours to comply with and take all necessary steps and exercise all rights necessary to Implement the Merger, in accordance with certain timetable requirements as set out in the Share Sale Agreement. Woodside and BHP may agree to any necessary extension to the timetable to ensure the relevant steps are completed as soon as reasonably practicable.

In circumstances where various specified critical separation activities will not be completed prior to the anticipated date for Implementation, Woodside and BHP must negotiate in good faith and act reasonably to agree actions to enable completion of such activities or determine any necessary transitional arrangements that would otherwise enable Implementation to occur. Failing such agreement, both Woodside and BHP have the right to defer Implementation (to no later than 1 August 2022) as is necessary to allow such activities to complete or to develop transitional arrangements that would otherwise enable Implementation to occur.

Woodside and BHP have agreed to take a variety of steps to assist the other with the Merger, and to generally advance and Implement the Merger and associated matters. Woodside and BHP each give certain commitments in relation to, among other things, engagement with regulatory bodies, provision of information in connection with the preparation of public documents and the facilitation of listings on securities exchanges.

Until Implementation, Woodside must carry on, and BHP must ensure that BHP Petroleum carries on, their respective businesses in the ordinary and normal course, unless otherwise permitted or required under the Share Sale Agreement.

BHP has also undertaken to, among other things, complete the Restructure (as further described in the following section), to eliminate certain intra-group funding arrangements and take all prescribed separation steps, including complying with the ITSA (summarized in the section below entitled “—The Integration and Transition

Services Agreement”). Woodside and BHP have agreed, subject to applicable laws, to work together and plan for Implementation of the Merger.

Woodside and BHP have also agreed to customary wrong pockets provisions, to ensure that Woodside obtains the benefit of assets relating to the BHP Petroleum business and BHP retains the benefit of assets relating to BHP’s other businesses.

Woodside and BHP have identified material contracts, consents and authorizations of BHP Petroleum which contain change of control provisions, unilateral termination rights, notification rights, pre-emptive rights or tag-along rights which may be required by, triggered by or exercised in response to, Implementation of the Merger. Woodside and BHP will take the agreed course of action in connection with the obtaining of consents or confirmations under these identified contracts, consents and authorizations in relation to the Merger. Provided that BHP has complied with its obligations under the Share Sale Agreement in relation to obtaining such consents or confirmations, a failure by BHP to obtain such consents or confirmations (or the exercise of a termination or pre-emptive right by a counterparty) will not result in a claim by Woodside against BHP under the Share Sale Agreement, delay or prevent Implementation, nor result in an adjustment to the Purchase Price.

Prior to Implementation Woodside must take all reasonably necessary actions to allow any bank guarantees, indemnities, guarantees or similar support given by members of BHP (other than BHP Petroleum) to a third party, to the extent that they relate to the existing obligations of BHP Petroleum, to be released by having Woodside provide replacement support. If such arrangements have not been replaced by Implementation, Woodside must indemnify BHP and the relevant members of BHP in respect of such arrangements.

Warranties and Indemnities

BHP has given certain warranties regarding BHP Petroleum’s business in favor of Woodside, including in respect of title and capacity, corporate group structure, accounts, business records, ownership of assets, petroleum titles, material contracts, environmental matters, real property, information technology, intellectual property, litigation and authorizations, anti-bribery and corruption, divested, non-oil and gas operations and relinquished assets, sanctions and export controls, employees, solvency, insurance, taxes and duties and disclosure materials.

Woodside has given certain warranties regarding its business in favor of BHP which are generally consistent with (but more limited than) the warranties given by BHP.

Woodside and BHP have each agreed to indemnify the other against any loss incurred as a result of a breach of warranty. These indemnities are the sole remedy for a breach of warranty under the Share Sale Agreement.

From Implementation, BHP is not liable for any claim relating to certain decommissioning liabilities and environmental liabilities of BHP Petroleum, other than to the extent the relevant loss is or could reasonably otherwise be, subject to a warranty or indemnity claim by Woodside.

Woodside has agreed to indemnify BHP from, among other things:

•	decommissioning liabilities and environmental liabilities relating to or arising from BHP Petroleum’s business;

•	breaches or contraventions of laws, contracts or authorizations relating to BHP Petroleum; and

•	any regulatory action taken in connection with the public documents to be issued by Woodside in relation to the Merger.

BHP has agreed to indemnify Woodside from, among other things:

•	any regulatory action taken in connection with the public documents to be issued by BHP in relation to the Merger;

•

claims in respect of certain entities and assets (including non-oil and gas operations of BHP Petroleum) that will be restructured out of BHP Petroleum before Implementation (“Excluded / Divested Assets Indemnity”);

•	claims under certain divestment agreements relating to assets that no longer form part of BHP Petroleum (“Third Party Divestment Claims Indemnity”);

•	taxes and duties payable or incurred by BHP Petroleum prior to the Effective Time or otherwise in respect of certain assets; and

•	for the usage as part of the Restructure of U.S. net operating losses of BHP Petroleum, at a rate of $0.05 per $1.00 of net operating losses used above $1.2 billion (“U.S. NOL Indemnity”).

The respective warranties and indemnities arrangements are subject to a customary limitations and qualifications regime, including in respect of time limits, monetary caps, minimum claim thresholds, qualifiers for awareness and disclosed matters, and offsets for other claims and benefits that are available to the party claiming under the warranty or indemnity. The nature and extent of limitations varies depending on the type of claim being made by Woodside against BHP:

•

claims under the tax indemnity, tax warranties, title and capacity warranties and the U.S. NOL Indemnity must be notified within seven years of Implementation, and are subject to a maximum monetary limit of $16 billion. All other warranty claims must be notified within 18 months of Implementation and are subject to a maximum monetary limit of $2.4 billion; and

•

claims under the Third Party Divestment Claims Indemnity have no notification time limit, while claims under the Excluded / Divested Assets Indemnity must be notified within three years of Implementation. Claims under both of these indemnities are subject to a maximum monetary limit of $16 billion.

Generally reciprocal arrangements exist in respect of claims made by BHP against Woodside, with the necessary changes.

Exclusivity

Woodside and BHP have agreed to comply with certain exclusivity arrangements from the date of the Share Sale Agreement until Implementation of the Merger (or the earlier termination of the Share Sale Agreement) (the “Exclusivity Period”). During the Exclusivity Period, BHP must not, and must ensure its related persons do not:

•

solicit, invite, encourage or initiate any inquiry, expression of interest, offer, proposal or discussion by any person in relation to a “BHP Competing Proposal” (as defined in the Share Sale Agreement), including a competing proposal to acquire BHP Petroleum or its assets (or similar transactions) or requiring BHP not to proceed with the Merger;

•	participate in or continue any negotiations or discussions with respect to any inquiry, expression of interest, offer, proposal or discussion by any person to make a BHP Competing Proposal;

•	negotiate, accept or enter into, or offer or agree to negotiate, accept or enter into, any agreement, arrangement or understanding regarding a BHP Competing Proposal;

•

disclose any material non-public information about the business or affairs of BHP Petroleum or its group members to a third party with a view to obtaining, or which would be reasonably expected to encourage, a BHP Competing Proposal; or

•	communicate to any person an intention of doing any of the above.

The exclusivity commitments (other than the general “no shop” provisions) do not prohibit any action or inaction by BHP or its related persons in relation to a BHP Competing Proposal if compliance with the commitments would, in the opinion of the BHP Board, constitute or be reasonably likely to constitute a breach of the duties of the BHP directors provided that:

•	the BHP Competing Proposal was not brought about by a breach of BHP’s exclusivity commitments; and

•	BHP notifies Woodside of any action or inaction by BHP or its related persons in reliance on this exception.

Woodside has reciprocal exclusivity commitments under the Share Sale Agreement in relation to any actual or potential “Woodside Competing Proposal” (as defined in the Share Sale Agreement), including a competing proposal to acquire Woodside or its assets (or similar transactions), to acquire an interest in 15% or more of Woodside Shares, or requiring Woodside not to proceed with the Merger.

Woodside Matching Right

BHP must not enter into any legally binding agreement, arrangement or understanding pursuant to which a third party proposes to undertake or give effect to a BHP Competing Proposal, and must procure that none of the BHP directors change, withdraw or qualify its or their support for the Merger, unless:

•

the BHP Board acting in good faith and in order to satisfy what the members of the BHP Board consider to be their statutory or fiduciary duties (having received advices from external financial and legal advisers) determines that the BHP Competing Proposal would, or could reasonably be expected to become, a superior proposal for BHP;

•	BHP has provided Woodside with all terms and conditions of the BHP Competing Proposal (including the price and identity of the third party making the competing proposal);

•	BHP has given Woodside at least 10 Business Days after the date on which it provided Woodside with the information on the BHP Competing Proposal to provide a matching or superior proposal; and

•	Woodside has not provided a matching or superior proposal by the expiration of the ten (10) Business Day period.

If Woodside proposes amendments to the Share Sale Agreement that constitute a matching or superior proposal by the expiration of the ten (10) Business Day period and the BHP Board (acting reasonably and in good faith) determines that the Woodside proposal would provide an equivalent or superior outcome for BHP Shareholders as a whole compared with the BHP Competing Proposal, Woodside and BHP must use their best endeavours to agree amendments to the Share Sale Agreement that are reasonably necessary to reflect and implement the revised Woodside proposal as soon as reasonably practicable. BHP must procure that the BHP Board continues to support the Merger (as modified by the revised Woodside proposal).

BHP does not have a right to match a competing proposal made for Woodside.

Reimbursement Fee

Each of Woodside and BHP have agreed to pay the Reimbursement Fee of $160 million to the other party in certain circumstances.

Woodside must pay the Reimbursement Fee to BHP if:

•

BHP terminates the Share Sale Agreement as a result of (i) a Woodside Prescribed Occurrence, (ii) a breach of a warranty by Woodside (or a breach of a Woodside warranty would occur at Implementation) and Woodside fails to remedy such breach within ten (10) Business Days, and the loss reasonably expected to follow from the breach would exceed $500 million, or (iii) a material breach by Woodside of its obligations under the Share Sale Agreement and Woodside fails to remedy such breach;

•

BHP terminates the Share Sale Agreement as a result of a failure to satisfy a Condition where such failure to satisfy a Condition resulted from a breach of the Share Sale Agreement by Woodside because of a deliberate act or omission by Woodside;

•

half or more of the Woodside Board members change, withdraw or qualify their recommendation that Woodside Shareholders vote in favor of the Merger, unless the Independent Expert’s Report concludes that the Merger is not in the best interests of Woodside Shareholders (except where that conclusion is due to the existence of a Woodside Competing Proposal), or Woodside is otherwise entitled to terminate the Share Sale Agreement before Implementation; or

•

a Woodside Competing Proposal is announced before the earlier of the termination of the Share Sale Agreement and 30 June 2022, and within 12 months of the announcement, the third party proponent of the Woodside Competing Proposal enters into an agreement to complete, or completes, certain types of Woodside Competing Proposals.

BHP must pay the Reimbursement Fee to Woodside if:

•

Woodside terminates the Share Sale Agreement as a result of (i) a “prescribed occurrence” occurring in relation to BHP Petroleum, (ii) BHP breaches a warranty (or a breach of a BHP warranty would occur at Implementation) and fails to remedy such breach, and the loss reasonably expected to follow from the breach would exceed $500 million, or (iii) BHP materially breaches its obligations under the Share Sale Agreement and fails to remedy such breach;

•

BHP terminates the Share Sale Agreement as a result of BHP or the majority of the BHP Board announcing an intention, or BHP entering into an agreement, to pursue a superior proposal in relation to BHP Petroleum in circumstances where Woodside has not made a counterproposal, or Woodside has made a counterproposal and the BHP Board (acting reasonably and in good faith) has determined that the counterproposal would not provide an equivalent or superior outcome for BHP Shareholders;

•

BHP is approached during the Exclusivity Period in respect of a BHP Competing Proposal, and within 12 months of the termination of the Share Sale Agreement, the third-party proponent of the BHP Competing Proposal enters into an agreement to complete, or completes, the BHP Competing Proposal; or

•	during the Exclusivity Period, BHP announces an intention to effect, or completes, a demerger of BHP Petroleum instead of pursuing the Merger.

The Reimbursement Fee is not payable if the Merger is Implemented.

The Reimbursement Fee is the sole and exclusive remedy available to a party in all circumstances where the Merger is not Implemented.

Termination

The Share Sale Agreement contains customary termination rights for either party, including in relation to the failure of a Condition and for material breach.

In addition:

•

Woodside has a right to terminate the Share Sale Agreement in the event that there is a reduction of 15% or more of BHP Petroleum’s proven and probable reserves calculated in accordance with the Share Sale Agreement (subject to certain exclusions).

•

BHP has a right to terminate the Share Sale Agreement in the event that a Woodside credit rating on a number of indices is downgraded to Ba1 or BB+ or lower (or a credit rating agency issues an assessment indicating a likely downgrade to those levels after Implementation) or there is a reduction of 15% or more of Woodside’s proven and probable reserves calculated in accordance with the Share Sale Agreement (subject to certain exclusions).

Costs and Expenses

Woodside and BHP have agreed that the costs incurred in connection with the Merger (assuming Implementation) will generally be borne or absorbed by Woodside (either directly or through ownership of BHP Petroleum), other than in respect of the following:

•	Costs associated with separating BHP Petroleum from the BHP systems, processes and arrangements are to be borne by BHP (without recharge to BHP Petroleum).

•	Costs and expenses payable to BHP’s advisers in respect of advice on the Merger must be borne by BHP.

•	Any direct costs incurred as a result of, or to give effect to, the Restructure of certain entities outside of BHP Petroleum must be borne by BHP.

•	As otherwise set out in the ITSA. See the section entitled “—The Integration and Transition Services Agreement” for additional information.

Governing Laws

The Share Sale Agreement is governed by the laws of Victoria, Australia, and Woodside and BHP subject themselves to the exclusive jurisdiction of the courts of Victoria, Australia.

Distribution Entitlement

The value of the Share Consideration will fluctuate with the market price of Existing Woodside Shares. Current share price quotations for Existing Woodside Shares can be obtained from the ASX’s website.

Based on the number of Woodside Shares and BHP Shares outstanding on 22 November 2021 and based on the closing price of Woodside Shares on the ASX of A$22.11 on 19 November 2021, the last trading day before the public announcement of entry into the Share Sale Agreement on 22 November 2021, the implied Distribution Entitlement represented approximately 0.1781 New Woodside Shares for each BHP Share, valued at A$3.94 or $2.86 (converted into dollars based on the exchange rate for such day reported by the FRB of A$1.3780 = $1.00) per BHP Share.

Based on the number of Woodside Shares and BHP Shares outstanding on 22 November 2021 and based on the closing price of Woodside Shares on the ASX of A$21.18 on 16 August 2021, the day before the public announcement of entry into the Merger Commitment Deed, the Distribution Entitlement represented approximately A$3.77 in New Woodside Shares for each BHP Share, or $2.77 (converted into dollars based on the exchange rate for such day reported by the FRB of A$1.3626 = $1.00) per BHP Share.

Distribution of New Woodside ADSs

The Woodside Shares being distributed to holders of BHP ADSs in the Merger will be deposited with the Woodside Custodian. Upon receipt of confirmation of such deposit, the Woodside Depositary will issue and deliver the corresponding New Woodside ADSs to the BHP Depositary, subject to payment of the applicable Woodside Depositary and BHP Depositary fees, taxed and expenses. The BHP Depositary has confirmed that it will distribute such New Woodside ADSs to holders of BHP ADSs as of the ADS Distribution Record Date pursuant to the terms of the BHP Deposit Agreement. No fractional New Woodside ADSs will be distributed to holders of BHP ADSs. All fractional entitlement to New Woodside ADSs will be aggregated and sold by the BHP Depositary and the net cash proceeds (after deduction of applicable fees, taxes and expenses) will be distributed to the BHP ADS holders entitled thereto. The BHP Depositary will announce the ADS Distribution Record Date for holders of BHP ADSs entitled to receive New Woodside ADSs. The distribution of New Woodside ADSs will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the BHP Deposit Agreement. In order to pay such taxes or governmental charges, the BHP Depositary may sell all or a portion of the new Woodside ADSs so distributed.

For additional information see the section entitled “Description of Woodside’s American Depositary Shares.”

Listing of New Woodside ADSs

Woodside intends to apply to list the Woodside ADSs, including those issued to the Participating BHP Shareholders holding BHP ADSs in connection with the Merger, on the NYSE under the symbol “WDS” and to file the F-6 Registration Statement with the SEC with respect to New Woodside ADSs and to amend the Woodside Deposit Agreement for the Woodside ADR Program to, among other things, reflect Woodside’s status as an SEC reporting company and certain regulatory changes in Australia and in the United States. For additional information see the section entitled “Description of Woodside American Depositary Shares.”

Restructure of BHP Petroleum

In connection with the Merger, BHP has undertaken to complete the Restructure involving the transfer of certain entities holding non-oil and gas and/or legacy assets and operations from BHP Petroleum. The entities that will be transferred from BHP Petroleum as part of the Restructure are BHP BK Limited, BHP Billiton Petroleum Great Britain Limited, BHP Mineral Resources Inc., BHP Copper Inc. Resolution Copper Mining LLC, BHP Resolution Holdings LLC, and BHP Capital Inc. The Restructure is required to be completed prior to Implementation in accordance with the Share Sale Agreement

In addition, BHP has undertaken to eliminate certain intra-group funding arrangements, and to take all other prescribed separation steps, prior to Implementation, including complying with the ITSA.

The Integration and Transition Services Agreement

Simultaneously with the execution of the Share Sale Agreement, Woodside and BHP entered into the ITSA which provides for the terms under which:

•	BHP will undertake certain activities to separate BHP Petroleum from BHP prior to Implementation;

•	Woodside and BHP will undertake activities prior to Implementation to facilitate the integration of BHP Petroleum into Woodside to form the Merged Group on and from Implementation; and

•	BHP will provide certain transition services to the Merged Group following Implementation of the Merger.

The term of the ITSA shall cease upon the earlier of (i) expiration of the transition period (including any extension) for the transition service with the longest transition period, (ii) completion of the separation of the BHP Petroleum systems from BHP, or (iii) termination of the ITSA in accordance with the early termination provisions of the ITSA (provided that in any case, the term will not continue beyond 12 months post-Implementation). The early termination provisions permit termination of the ITSA (x) by the non-defaulting party (subject to a cure period) in the event of a default with respect to a material condition (which includes obligations with respect to confidential information and intellectual property rights as well as Woodside’s obligation to pay termination service fees) or (y) automatically in the event of termination of the Share Sale Agreement.

The objective of the activities under the ITSA is to, among other things, seek to ensure uninterrupted operations and minimize disruptions of the parties involved, maximize certainty as to operating methodologies in the Merged Group and seek to identify opportunities to improve efficiency and reduce costs of the Merged Group (as compared to the separate cost structures of BHP Petroleum and Woodside prior to Implementation).

BHP is responsible under the ITSA for all activities which are necessary to separate BHP Petroleum from the BHP systems, processes and structures. BHP must use its reasonable endeavours to complete these activities prior to Implementation and complete any carry-over separation activities following Implementation. The ITSA contains a reporting process for monitoring the progress of those separation activities and managing any delays. A specific regime applies in respect of the activities required to separate the systems and data of BHP Petroleum from BHP’s systems and data and integrate such systems and data with Woodside’s systems and data. All costs associated with separation activities shall be borne by BHP (including for any carry-over separation activities), except for costs associated with certain systems and data separation which shall be shared equally by the parties up to $150 million, following which such costs shall be borne by BHP without contribution by Woodside.

Activities which are required to integrate BHP Petroleum into Woodside on Implementation will be developed, coordinated and undertaken by a team comprised of both Woodside and BHP personnel in accordance with an agreed upon plan and budget.

Transition services must be developed, scoped and budgeted by the parties as part of the ITSA process. The transition services will then be provided by BHP to the Merged Group following Implementation of the Merger in consideration for the fees payable by Woodside to be agreed upon by the parties in respect of each category of transition service, taking into account, among other things, the prevailing rates of the current BHP services arrangements and on a cost pass-through basis for services performed by third-party contractors. The service term for each transition service must be agreed upon by the parties and extended as may be required and agreed, provided that no transition service shall be performed beyond 12 months post-Implementation.

Scarborough Put Option

On 17 August 2021, Woodside, Woodside Energy Scarborough Pty Ltd and certain subsidiaires of BHP entered into the Scarborough Put Option Deed relating to the Scarborough, Jupiter and Thebe Projects. Woodside is operator of all three projects. Woodside Energy Scarborough Pty Ltd (“WES”) is the majority stakeholder of the Scarborough Project, with a 73.5% interest, with BHP Petroleum (Australia) Pty Ltd (“BHPP (Australia)”) holding the remaining 26.5% interest. WES and BHPP (Australia) each hold a 50% interest in the Jupiter and Thebe Projects.

Specific terms of the Put Option are as follows:

•	Woodside grants to BHP an irrevocable option to sell to Woodside its interests in the Scarborough, Jupiter and Thebe Projects, including interests in certain key contracts and petroleum titles.

•

If BHP exercises the Put Option, Woodside must acquire from BHPP (Australia) its interest in the Scarborough, Jupiter and Thebe Projects in accordance with the terms of the Sale and Purchase Agreement attached to the Scarborough Put Option Deed.

•	The Put Option must be exercised by BHP after 1 July 2022 and prior to 31 December 2022 and lapses if it is not exercised during this period.

REGULATORY APPROVALS RELATED TO THE MERGER

Overview

To Implement the Merger, Woodside and BHP must make and deliver certain filings, submissions and notices to obtain required authorizations, approvals, consents or expiration of waiting periods from certain governmental antitrust and other regulatory authorities. Under the Share Sale Agreement, Woodside and BHP have agreed to use reasonable endeavors to ensure that the regulatory approvals required under the Share Sale Agreement are satisfied as soon as practicable on or before 30 June 2022 (or an agreed later date), including by responding to each applicable government agency in an appropriate and timely manner. Woodside and BHP are not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to Implementation other than those described below. All required authorizations, approvals, consents and expiration of waiting periods have occurred or been obtained, as applicable.

FIRB

BHP lodged a notification with FIRB in respect of the Merger on 1 December 2021.

ASIC

BHP will apply to ASIC for relief so that the takeover provisions of the Corporations Act will not apply to the New Woodside Shares issued as Share Consideration to BHP and held momentarily by BHP before being distributed to BHP Shareholders (or the Sale Agent in the case of all Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders). Additionally, BHP will seek any relief required from ASIC in connection with the sale facility.

ASX

ASX Listing Rule 11.1 gives the ASX discretion to require an entity making a significant change to the nature or scale of its activities to obtain shareholder approval in respect of the change, or to meet the requirements in Chapters 1 and 2 of the ASX Listing Rules as if it were applying for admission to the official list of the ASX. Woodside and BHP will seek in-principle advice from the ASX that:

•	ASX Listing Rule 11.1.2 does not require Woodside or BHP to obtain shareholder approval of the Merger;

•	ASX Listing Rule 11.1.3 does not require Woodside or BHP to meet the requirements in Chapters 1 and 2 of the ASX Listing Rules;

•	Woodside Shareholders that also hold BHP Shares will not be precluded from voting on the Merger Resolution; and

•	ASX Listing Rule 10.11 does not preclude any Woodside Director who holds BHP Shares from receiving New Woodside Shares without a separate shareholder approval.

JSE

The approval of the JSE and the South African Reserve Bank (“SARB”) is required in connection with BHP’s distribution of the Share Consideration to BHP Shareholders that hold their BHP Shares through the JSE. BHP will seek requisite approvals from the JSE and SARB permitting the distribution, including in relation to the treatment of BHP Shareholders holding BHP Shares through JSE as Ineligible Foreign BHP Shareholders.

NOPTA

The Offshore Petroleum and Greenhouse Gas Storage Act 2006 (Cth) was amended in September 2021 to, among other things, introduce a requirement for approval by NOPTA in respect of a change of control of a titleholder, which will become effective on 3 March 2022. Closing of the transaction is conditional on NOPTA’s approval being obtained by Woodside (to the extent required) either unconditionally or on conditions (including any undertakings) that are acceptable to Woodside and BHP (acting reasonably). Assuming that Implementation will occur after 3 March 2022, then the approval of NOPTA will be required in respect of the change of control of various BHP entities as titleholders. Woodside has commenced informal engagements with NOPTA, and intends to submit the relevant applications to NOPTA as and when required.

Australia Antitrust Laws

The Competition and Consumer Act 2010 (Cth) prohibits any acquisition of shares or assets that has the effect or is likely to have the effect of substantially lessening competition in any Australian market. Australia’s merger control regime is voluntary. Woodside and BHP made submissions seeking informal clearance from the ACCC on 1 October 2021. Following these submissions, the ACCC commenced a public review of the transaction. On 16 December 2021, the ACCC confirmed that it would not oppose the transaction.

China Antitrust Laws

Under the Anti-Monopoly Law of the People’s Republic of China and the Provisions of the State Council on Thresholds for Prior Notification of Concentrations of Undertakings, the Merger requires a mandatory filing with the State Administration of Market Regulation (“SAMR”). Implementation of the Merger is conditional on such filing being completed and SAMR’s approval being obtained. On 20 December 2021, the Merger was filed with SAMR. On 28 January 2022, SAMR officially accepted the Merger filing. On 8 February 2022, SAMR issued its decision not to proceed with further review of the Merger, meaning the parties are free to Implement the Merger from SAMR’s perspective as of 8 February 2022.

Trinidad and Tobago Antitrust Laws

Pursuant to the Fair Trading Act of Trinidad & Tobago, the Merger requires a mandatory filing with the Trinidad & Tobago Fair Trading Commission (“T&T FTC”). Implementation of the Merger is conditional on such filing being completed and T&T FTC’s approval being obtained. On 15 December 2021, an application on the Merger was filed with the T&T FTC. On 29 December 2021, the T&T FTC informed the parties that their application was complete, and the T&T FTC’s review period commenced. On 18 February 2022 the T&T FTC approved the transaction without conditions.

Mexico Antitrust Laws

Under the Federal Law on Economic Competition, the Merger requires a mandatory filing with the Federal Economic Competition Commission (“COFECE”). Implementation of the Merger is conditional on such filing being completed and COFECE’s approval being obtained. On 7 January 2022, the Merger was filed with COFECE.

Japan Antitrust Laws

Pursuant to the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, as amended, the Merger requires a mandatory filing with the Fair Trade Commission of Japan (“JFTC”). Implementation of the Merger is conditional on such filing being completed and JFTC’s approval being obtained. On 1 February 2022, the Merger was formally filed and accepted by the JFTC. On 16 February 2022, JFTC approval was received when the JFTC determined not to issue a notice provided by Article 50, paragraph 1 of the Anti-Monopoly Act in the Plan of the Share Acquisition submitted pursuant to Article 10, paragraph 2 of that act (including a case to which that provision applies pursuant to paragraph 5 of that article).

Vietnam Antitrust Laws

Pursuant to the Law on Competition of Vietnam and Decree 35 on Detailed Regulations for Implementation of the Law on Competition, the Merger requires a mandatory filing with the Vietnam Ministry of Industry and Trade, Vietnam Competition and Consumer Authority or the Vietnam National Competition Committee (as applicable) (“Vietnam Competition Regulator”). Implementation of the Merger is conditional on such filing being completed and the Vietnam Competition Regulator’s approval being obtained. On 4 January 2022, the Merger was filed with the Vietnam Competition Regulator. On 13 January 2022, the Vietnam Competition Regulator confirmed that the Merger filing was complete. On 15 February 2022, the Vietnam Competition Regulator provided approval by issuing its decision that the Merger is identified as an acquisition and not subjected to the prohibited cases as prescribed in Article 30 of the Law on Competition No.23/2018/QH14.

United States Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), certain acquisitions may not be completed unless notification has been given and information has been furnished to the Antitrust Division of the U.S. Department of Justice (Antitrust Division), and to the Federal Trade Commission (“FTC”), and applicable waiting period requirements have expired or have been earlier terminated. Implementation of the Merger is conditional on satisfying such requirements.

Woodside and BHP filed their respective Hart-Scott-Rodino Notification and Report Forms regarding the Merger with the FTC and Antitrust Division on 18 January 2022. The applicable waiting period expired on 17 February 2022, meaning the parties have satisfied their obligations under the HSR Act and are free to close the transaction from a competition perspective in the United States.

Antitrust and Competition Requirements in Other Jurisdictions

Woodside and BHP have assets and turnover in numerous jurisdictions throughout the world in addition to those described above. Many of those jurisdictions have antitrust or competition laws that could require that notifications be filed and clearances obtained prior to Implementation. Other jurisdictions may require filings following Implementation of the Merger. Appropriate filings may be made in those jurisdictions where it is deemed that such a filing is required.

CFIUS

Woodside and BHP sought review of the Merger by the Committee on Foreign Investment in the United States (“CFIUS”) pursuant to Section 721 of the Defense Production Act of 1950, as amended, and the regulations promulgated thereunder (the “DPA”). Woodside and BHP have received a written notice issued by CFIUS that CFIUS has determined that there are no unresolved national security concerns with respect to the Merger, and has concluded all action under the DPA.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following describes the material U.S. federal income tax considerations for beneficial owners of BHP Shares or BHP ADSs (together, “BHP Securities”) that are U.S. Holders (as defined below) of the receipt of New Woodside ADSs or New Woodside Shares (together, “Woodside Securities”) pursuant to the Special Dividend and the subsequent ownership and disposition of such Woodside Securities. This discussion applies only to Woodside Securities held as a “capital asset” for U.S. federal income tax purposes (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, any tax treaties, administrative rulings, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. Woodside cannot assure you that any such change or differing interpretation will not significantly alter the tax considerations described in this discussion. Neither Woodside nor BHP has sought or will seek any rulings from the Internal Revenue Service (the “IRS”) with respect to the statements, positions or conclusions described in the following discussion. Such statements, positions and conclusions are not free from doubt, and there can be no assurance that an applicable tax adviser, the IRS, or a court will agree with such statements, positions, and conclusions. In addition, statements contained herein that Woodside “believes,” “expects,” “intends,” “anticipates,” or other similar phrases are not legal conclusions or opinions of Vinson & Elkins L.L.P. Further, to the extent any statements contained herein relate to BHP, BHP Securities or the Special Dividend, such statements are based upon Woodside’s understanding of the manner in which BHP intends to report the Special Dividend for U.S. federal income tax purposes.

The following does not purport to be a complete analysis of all potential tax effects resulting from the ownership or disposition of Woodside Securities after the Merger, and does not address all aspects of U.S. federal income taxation that may be relevant to individual U.S. Holders in light of their particular circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local, or non-U.S. tax laws, any tax treaties, or any other tax laws. Furthermore, this summary does not address all U.S. federal income tax considerations that may be relevant to certain categories of U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws, including, but not limited to:

•	banks, insurance companies, or other financial institutions;

•	tax-exempt or governmental organizations;

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	persons that actually or constructively own five percent or more of any class of Woodside’s stock (by vote or by value);

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell Woodside Securities under the constructive sale provisions of the Code;

•	real estate investment trusts;

•	regulated investment companies;

•

persons that hold Woodside Securities as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, or other integrated investment or risk reduction transaction; or

•	U.S. Holders of Woodside Securities prior to the Merger.

THIS DISCUSSION IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISERS WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY OTHER TAX LAWS, INCLUDING, BUT NOT LIMITED TO, U.S. FEDERAL ESTATE OR GIFT TAX LAWS, THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION, OR ANY APPLICABLE INCOME TAX TREATY.

U.S. Holder Defined

For the purposes of this discussion, the term “U.S. Holder” is used to mean, with respect to BHP or Woodside, respectively, a beneficial owner of BHP Securities or Woodside Securities that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (B) that has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds BHP Securities or Woodside Securities, the tax treatment of a partner in such partnership might depend upon the status of the partner or the partnership, upon the activities of the partnership and upon certain determinations made at the partnership or partner level. Accordingly, Woodside urges partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding BHP Securities or Woodside Securities to consult with, and rely solely upon, their own tax advisers regarding the U.S. federal income and other tax considerations to them of the matters discussed below.

American Depositary Shares

For U.S. federal income tax purposes, U.S. Holders of BHP ADSs or Woodside ADSs generally should be treated as the beneficial owners of the underlying shares represented by the ADSs and an exchange of ADSs for such underlying shares generally will not be subject to U.S. federal income tax. Throughout the remainder of this discussion, any reference to a holder of Woodside Shares or BHP Shares, respectively, is assumed to includes holders of Woodside ADSs or BHP ADSs.

Material U.S. Federal Income Tax Considerations for U.S. Holders of BHP Securities with Respect to the Receipt of New Woodside Shares Pursuant to the Special Dividend

U.S. Federal Income Tax Consequences of the Special Dividend. Subject to the discussion of passive foreign investment company (“PFIC”) taxation below, a U.S. Holder of BHP Securities must include in its gross income the gross amount of any dividend paid by BHP to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, are treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in BHP Securities, causing a reduction in the U.S. Holder’s adjusted basis in BHP Securities, and thereafter as capital gain. However, BHP does not calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. Holders should expect to treat the entire amount of the Special Dividend as a taxable dividend for U.S. federal income tax purposes.

The amount of the dividend distribution that U.S. Holders must include in their income will be the fair market value (expressed in U.S. dollars) of the New Woodside Securities as of the date of the distribution of the Special Dividend. A U.S. Holder must also include any foreign tax withheld from the dividend payment in the gross amount of the dividend even though the shareholder does not in fact receive the amount withheld. The dividend is taxable to a U.S. Holder when the U.S. Holder receives the dividend, actually or constructively.

Dividends paid to a non-corporate U.S. Holder by certain “qualified foreign corporations” that constitute qualified dividend income are taxable to the shareholder at the preferential rates applicable to long-term capital gains provided that the shareholder holds the BHP Securities for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. For this purpose, BHP Securities will be treated as stock of a qualified foreign corporation if BHP is eligible for the benefits of an applicable comprehensive income tax treaty with the United States or if such BHP Securities are readily tradeable on an established securities market in the United States. The BHP ADSs are listed on the NYSE, and it is therefore expected that BHP will be eligible for the benefits of such a treaty. Accordingly, subject to the discussion of PFIC taxation below, it is expected that the dividends BHP pays with respect to the Special Dividend will constitute qualified dividend income to a non-corporate U.S. Holder, assuming the U.S. Holder’s holding period requirements are met. If such requirements are not satisfied, a non-corporate U.S. Holder may be subject to tax on the dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income. Dividends paid to a corporate U.S. Holder will not be eligible for the dividends-received deduction.

The Australian withholding tax consequences of the Special Dividend paid to non-Australian resident Eligible BHP Shareholders are outlined in the section entitled “Material Australian Tax Considerations.” If Australian dividend withholding tax is payable on the Special Dividend, U.S. Holders should seek their own tax advice to determine the Australian and U.S. taxation implications. Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority (including Australian withholding tax) is eligible for credit against a U.S. Holder’s U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. Holder under non-U.S. tax law or under an applicable tax treaty. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the preferential rates applicable to long-term capital gains. The amount allowed to a U.S. Holder as a credit is limited to the amount of the U.S. Holder’s U.S. federal income tax liability that is attributable to income from sources outside the U.S. and is computed separately with respect to different types of income that the U.S. Holder receives from non-U.S. sources. To the extent a reduction or refund of the tax withheld is available to a U.S. Holder under non-U.S. law or under an income tax treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against the holder’s U.S. federal income tax liability. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for non-U.S. income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. Dividends will be income from sources outside the U.S. and generally will be “passive category” income for the purpose of computing the foreign tax credit allowable to a U.S. Holder. In general, a taxpayer’s ability to use foreign tax credits may be limited and is dependent on the particular circumstances. U.S. Holders should consult their tax advisers with respect to these matters.

BHP PFIC Considerations. It is expected that the BHP Securities will not be stock of a PFIC for U.S. federal income tax purposes, but this conclusion is based on a factual determination made annually and thus is subject to change. With certain exceptions, a U.S. Holder’s BHP Securities would be treated as stock in a PFIC if BHP were a PFIC at any time during such U.S. Holder’s holding period of the BHP Securities.

If BHP Securities were treated as stock of a PFIC with respect to a U.S. Holder, the U.S. Holder would be liable to pay U.S. federal income tax at the highest applicable income tax rates on any dividend income attributable to the Special Dividend and, potentially, interest on all or a portion of such amount as if such dividend had been recognized ratably over the U.S. Holder’s holding period of the BHP Securities.

Any dividend income resulting from the Special Dividend would not be eligible for the preferential tax rates applicable to qualified dividend income if BHP were treated as a PFIC in the taxable years in which the dividends are paid or in the preceding taxable year (regardless of whether the U.S. Holder held BHP Securities in such year) but instead would be taxable at rates applicable to ordinary income.

Subject to certain exceptions, BHP would be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

i.

at least 75% of its gross income for such taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, consists of passive income (which generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets); or

ii.

at least 50% of its assets in such taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which BHP is considered to own at least 25% of the shares by value, produce or are held for the production of passive income.

Because the determination of whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make such a determination, the IRS might not agree that BHP is not a PFIC.

If BHP were later determined to be a PFIC, you may be unable to make certain advantageous elections with respect to your ownership of BHP Securities (including a “mark-to-market” election or a “qualified electing fund” election) that would mitigate the adverse consequences of BHP’s PFIC status, or making such elections retroactively could have adverse tax consequences to you. The remainder of this discussion assumes that BHP will not be treated as a PFIC in the taxable year of the Merger or any prior taxable year.

THE PFIC RULES ARE COMPLEX AND UNCERTAIN. U.S. HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISERS TO DETERMINE THE APPLICATION OF THE PFIC RULES TO THEM AND ANY RESULTANT TAX CONSEQUENCES.

Cost base of BHP Securities and Woodside Securities. Given the assumption that the Special Dividend will be treated as a dividend for U.S. federal income tax purposes, it is not expected that the receipt of the Special Dividend should impact a U.S. Holder’s basis in its BHP Securities. A U.S. Holder will have an initial tax basis in the Woodside Securities it receives pursuant to the Special Dividend equal to the fair market value (expressed in U.S. dollars) of the New Woodside Securities as of the date of the distribution of the Special Dividend.

Material U.S. Federal Income Tax Considerations for U.S. Holders with Respect to the Ownership and Disposition of Woodside Securities

Woodside PFIC Considerations. Adverse and burdensome U.S. federal income tax rules and consequences apply to U.S. Holders that hold stock in a non-U.S. corporation classified as a PFIC for U.S. federal income tax purposes. In general, Woodside would be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

i.

at least 75% of its gross income for such taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, consists of passive income (which generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets); or

ii.

at least 50% of its assets in such taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which

Woodside is considered to own at least 25% of the shares by value, produce or are held for the production of passive income.

While Woodside does not anticipate becoming a PFIC in the current or future taxable years, there can be no assurance that it will not be a PFIC for any taxable year, as PFIC status is tested each taxable year and depends on the composition of its assets and income in such taxable year. If Woodside is classified as a PFIC for any year during which a U.S. Holder holds Woodside Securities, Woodside will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds Woodside Securities. Because PFIC status is a fact-intensive determination made on an annual basis and depends on the composition of Woodside’s assets and income at such time, no assurance can be given that Woodside is not or will not become classified as a PFIC. If Woodside were later determined to be a PFIC, you may be unable to make certain advantageous elections with respect to your ownership of Woodside Securities (including a “mark-to-market” election or a “qualified electing fund” election) that would mitigate the adverse consequences of Woodside’s PFIC status, or making such elections retroactively could have adverse tax consequences to you. Woodside has not sought and will not seek any rulings from the IRS or any opinion from any tax adviser as to such tax treatment, and the closing of the Merger is not conditioned upon achieving, or receiving a ruling from any tax authority or opinion from any tax advisers in regards to, any particular tax treatment. Thus, the anticipated reporting position of Woodside described herein is not free from doubt. Woodside is not representing to you that Woodside will not be treated as a PFIC for the taxable year of the Merger or in any future taxable years.

Consistent with Woodside’s expectation, the remainder of this discussion assumes that Woodside will not be treated as a PFIC in the taxable year of the Merger or any subsequent taxable year.

THE PFIC RULES ARE COMPLEX AND UNCERTAIN. U.S. HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISERS TO DETERMINE THE APPLICATION OF THE PFIC RULES TO THEM AND ANY RESULTANT TAX CONSEQUENCES.

Tax Characterization of Distributions with Respect to Woodside Securities. If Woodside pays a distribution in cash or other property to U.S. Holders of Woodside Securities, such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Woodside Securities. Any remaining excess will be treated as gain realized on the sale of Woodside Securities and will be treated as in the section entitled “—Gain or Loss on Sale or Other Taxable Exchange or Disposition of Woodside Securities.” However, because Woodside does not expect to determine its earnings and profits on the basis of United States federal income tax principles, U.S. holders should expect that any distribution paid will generally be reported to them as a “dividend” for U.S. federal income tax purposes.

The amount of any distribution paid in a foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the distribution is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the income attributable to such distribution. A U.S. Holder may have foreign currency gain or loss if the distribution is converted into U.S. dollars after the date of receipt. In general, foreign currency gain or loss will be treated as U.S.-source ordinary income or loss.

Distributions Treated as Dividends. Dividends paid by Woodside will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends Woodside pays to a non-corporate U.S. Holder generally will constitute a “qualified dividend” that will be subject to U.S. federal income tax at the maximum tax rate accorded to long-term capital gains if Woodside Securities are readily tradable on an established securities market in the United States or if Woodside is eligible for certain benefits under the tax treaty between the United States and Australia and certain holding period and other requirements are met, including that Woodside is not classified as a PFIC during the taxable year in which the dividend is paid or a preceding taxable year. If such requirements are not satisfied, a non-corporate U.S. Holder may be subject to tax on the dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income. U.S. Holders should consult with, and rely solely upon, their tax advisers regarding the availability of the lower preferential rate for qualified dividend income for any dividends paid with respect to Woodside Securities.

Woodside believes that it currently is, and anticipates continuing to be, eligible for benefits under the tax treaty between the United States and Australia. Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as the Woodside ADSs are expected to be so listed. However, based on existing guidance, it is unclear whether the shares underlying the ADSs will be considered to be readily tradable on an established securities market in the United States, because only the ADSs will be listed on a securities market in the United States. U.S. Holders are urged to consult with, and rely solely upon, their own tax advisers regarding the availability of the favorable rate applicable to qualified dividend income for any dividends Woodside pays with respect to the ADSs.

Dividends paid with respect to Woodside Securities generally will constitute foreign source income for U.S. foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, any Australian taxes withheld on any distributions on Woodside Securities may be eligible for credit against a U.S. Holder’s federal income tax liability or, at such holder’s election, may be eligible as a deduction in computing such holder’s U.S. federal taxable income. If a refund of the tax withheld is available under the laws of Australia or under the tax treaty between the United States and Australia, as amended, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not qualify for the deduction against U.S. federal taxable income). If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for the credit is calculated separately concerning specific classes of income. For this purpose, dividends distributed by the Woodside with respect to Woodside Securities will generally constitute “passive category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders are urged to consult with, and rely solely upon, their tax advisers regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Withholding tax in Australia. The Australian withholding tax consequences of dividends paid to non-Australian resident shareholders are outlined in the section entitled “Material Australian Tax Considerations.” If Australian dividend withholding tax is payable on dividends from Woodside, U.S. Holders should seek their own tax advice to determine the Australian and U.S. taxation implications.

Gain or Loss on Sale or Other Taxable Exchange or Disposition of Woodside Securities. Upon a sale or other taxable exchange or disposition of Woodside Securities (including any portion of a distribution by Woodside treated as such per the section entitled “—Tax Characterization of Distributions with Respect to Woodside Securities”), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such exchange or disposition and (ii) the U.S. Holder’s adjusted tax basis in its Woodside Securities so disposed of. A U.S. Holder’s adjusted tax basis in its Woodside Securities generally will equal the fair market value (expressed in U.S. dollars) of the New Woodside Securities as of the date of the distribution of the Special Dividend, less, in the case of a Woodside Security, any prior distributions paid to such U.S. Holder that were treated as a return of capital for U.S. federal income tax purposes. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Woodside Securities for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. In addition, the deductibility of capital losses is subject to limitations.

Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of Woodside Securities generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. The use of U.S. foreign tax credits relating to any Australian tax imposed upon the sale or other disposition of Woodside Securities may be unavailable or limited and may depend upon the application of the tax treaty between the United States and Australia to such U.S. Holder. U.S. Holders are urged to consult with, and rely solely upon, their own tax advisers regarding the tax consequences if Australian taxes are imposed on or connected with a sale or other disposition of Woodside Securities and their ability to credit any Australian tax against their U.S. federal income tax liability.

Australian CGT consequences. Australian CGT consequences of disposals of New Woodside Shares by U.S. holders are outlined in the section entitled “Material Australian Tax Considerations—Disposals of Woodside Shares.” If any tax is payable in Australia on a gain accruing on the disposal of New Woodside Shares, U.S. Holders should seek their own tax advice to determine the Australian and U.S. taxation implications.

Information Reporting and Backup Withholding.

The Special Dividend, dividends with respect to Woodside Securities and proceeds from the sale or exchange of Woodside Securities may be subject, under certain circumstances, to information reporting and backup withholding. Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or entity that is otherwise exempt from backup withholding (which, when required, certifies as to its exempt status) or (ii) furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

Additional Information Reporting Requirements.

Certain U.S. Holders may be required to comply with certain reporting requirements relating to the Woodside Securities with respect to the holding of certain foreign financial assets, including stock of foreign issuers (such as Woodside). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders are urged to consult with, and rely solely upon, their own tax advisers regarding the application of these rules to their ownership of the Woodside Securities.

THE FOREGOING DISCUSSION IS NOT TAX ADVICE OR A COMPREHENSIVE DISCUSSION OF ALL U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS OF WOODSIDE SECURITIES. SUCH HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR OWN TAX ADVISERS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER AND OF OWNING WOODSIDE SECURITIES FOLLOWING THE COMPLETION OF THE MERGER, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S., OR OTHER TAX LAWS.

MATERIAL AUSTRALIAN TAX CONSIDERATIONS

Introduction

Set out below is a summary of the Australian income tax, GST and stamp duty implications of the Implementation of the Merger and holding Woodside Shares for Participating BHP Shareholders who:

•

are residents of Australia for Australian income tax purposes or non-residents of Australia for Australian income tax purposes who do not hold BHP Shares, and will not hold Woodside Shares, through a permanent establishment in Australia; and

•	hold their BHP Shares (and will hold their Woodside Shares) on capital account.

The summary below does not apply to Participating BHP Shareholders who:

•

hold their BHP Shares (or will hold their Woodside Shares) as revenue assets (which will generally be the case for Participating BHP Shareholders who use their BHP Shares (or will use their Woodside Shares) in carrying on a business of share trading, banking or insurance) or as trading stock, or have acquired BHP Shares (or will acquire their Woodside Shares) for the purpose of on-sale at a profit;

•	acquired their BHP Shares under any employee share scheme or where Woodside Shares will be acquired pursuant to any employee share scheme;

•

may be subject to special tax rules, including insurance companies, partnerships, tax exempt organizations, trusts (except where expressly stated), superannuation funds (except where expressly stated) or temporary residents; or

•

are subject to the “taxation of financial arrangements” provisions in Division 230 of the Tax Act. It is noted that Division 230 will generally not apply to the financial arrangements of individuals, unless an election has been made for those rules to apply.

This taxation summary is based on the Australian tax law and administrative practice as it applies at 9:00am AEDT on                . The comments do not take into account or anticipate changes in Australian tax law, administrative practice or future judicial interpretations of Australian tax law after this time. Future amendments to taxation legislation, or its interpretation by the courts or the taxation authorities, may take effect retrospectively and/or affect the conclusions drawn.

This summary also does not take account of any individual circumstances of any Participating BHP Shareholder and does not constitute tax advice. It does not purport to be a complete analysis of the potential tax consequences of the Implementation of the Merger and the holding of Woodside Shares and is intended as a general guide to the Australian tax implications. Participating BHP Shareholders should seek and rely upon specific advice applicable to their own circumstances from their own financial or tax advisers.

Implementation of the Merger and Receipt of New Woodside Shares

Overview of the Merger

BHP intends to distribute the New Woodside Shares by way of an in-specie dividend (the “Special Dividend”).

The Merger is not expected to qualify for demerger tax rollover relief in relation to the Special Dividend. BHP intends to fully frank the Special Dividend. Although the quantum of the Special Dividend will not be known until the date of distribution it will be based on the market value of New Woodside Shares at that time.

The following comments in this section entitled “Implementation of the Merger and Receipt of New Woodside Shares” set out the expected Australian income tax, GST and stamp duty consequences of receiving the Special Dividend for Participating BHP Shareholders as a result of the Implementation of the Merger. The Australian income tax, GST and stamp duty consequences for Participating BHP Shareholders of holding

Woodside Shares, including the receipt of dividends on those shares and the disposal of those shares, are set out in the sections entitled “Dividends on Woodside Shares,” “Disposal of Woodside Shares” and “Other Australian Taxes” below.

Class ruling application

BHP has applied to the Commissioner of Taxation (the “Commissioner”) for a class ruling confirming certain income tax implications of the Implementation of the Merger for Australian resident Participating BHP Shareholders. The final class ruling will be published by the Commissioner shortly after the Implementation of the Merger.

The class ruling application is principally concerned with (i) confirming that demerger tax rollover relief will not be available to Participating BHP Shareholders and (ii) confirming the Australian income tax consequences of the Special Dividend for Participating BHP Shareholders.

The information below outlines the implications for Participating BHP Shareholders in circumstances where demerger tax roll-over relief does not apply and the Special Dividend is being distributed by way of a 100% dividend (subject to the Commissioner’s approval).

Special Dividend

Australian resident shareholders

You should include the amount of the Special Dividend in your assessable income in the income year in which you receive the Special Dividend.

BHP intends to fully frank the Special Dividend and, accordingly, the Special Dividend will have accompanying franking credits.

Generally, provided you are a “qualified person” in relation to the Special Dividend and the Australian Taxation Office (the “ATO”) does not make a determination under the dividend streaming rules to deny the benefit of the franking credits attached to the Special Dividend, you:

•	also include the amount of the franking credits attached to the Special Dividend in your assessable income in the income year in which you receive the Special Dividend; and

•	qualify for a tax offset equal to the amount of the franking credits attached to the Special Dividend, which can be applied against your income tax liability for the relevant income year.

You should be a “qualified person” in relation to the Special Dividend if the “holding period rule” and the “related payments rule” are satisfied. Generally:

•

to satisfy the “holding period rule,” you must have held your BHP Shares “at risk” for at least 45 days (not including the days of acquisition and disposal) within the period beginning on the day after the day on which you acquired them ending on the 45th day after they become ex-distribution. This means that once you satisfy the “holding period rule” in relation to a distribution on your BHP Shares you do not need to satisfy it again in relation to those BHP Shares for subsequent distributions, unless you make a “related payment” (refer below); and

•

under the “related payments rule,” if you are obliged to make a “related payment” (essentially a payment passing on the benefit of the Special Dividend) in respect of the Special Dividend, you must hold your BHP Shares “at risk” for at least 45 days (not including the days of acquisition and disposal) within each period beginning 45 days before, and ending 45 days after, they become ex-distribution.

To be held “at risk,” you must retain 30% or more of the risks and benefits associated with holding your BHP Shares. Where you undertake risk management strategies in relation to your BHP Shares (e.g., by the use of limited recourse loans, entering into put or call options in relation to your BHP Shares or other derivatives), your ability to satisfy the “at risk” requirement and thus to be a “qualified person” may be affected.

If you are an individual you are automatically treated as a “qualified person” for these purposes if the total amount of the tax offsets in respect of all franked amounts to which you are entitled in an income year does not exceed A$5,000. This is referred to as the “small shareholder rule.” However, you will not be a “qualified person” under the small shareholder rule if “related payments” have been made, or will be made, in respect of these amounts.

If you are an individual or complying superannuation fund you may be able to receive a cash tax refund from the ATO if the tax offset equal to the franking credits attached to the Special Dividend exceeds the tax payable on your total taxable income.

If you are a company the franking credits attached to the Special Dividend will generally give rise to a franking credit in your franking account. You will not be entitled to a tax refund of the excess franking credits. Rather, the surplus franking credits may be converted to a tax loss which can be carried forward to future years (subject to you satisfying certain loss carry forward rules).

Non-Australian resident shareholders

BHP intends to fully frank the Special Dividend. Accordingly, no part of the Special Dividend should be assessable to you in Australia nor subject to dividend withholding tax.

Cost base and date of acquisition of New Woodside Shares

The first element of the cost base and reduced cost base for each New Woodside Share you acquire on Implementation of the Merger will be equal to the market value of the New Woodside Share at the time of the transfer of New Woodside Shares to you.

For CGT purposes (including the CGT discount) the date you acquire the New Woodside Shares should be the date of the distribution.

Cost base of BHP Shares

On the basis that demerger tax roll-over relief does not apply, the Special Dividend will have no impact on the cost base and reduced cost base of your BHP Shares.

GST and stamp duty

No GST or Australian stamp duty should be payable by you in relation to the acquisition of New Woodside Shares as a result of the Implementation of the Merger.

Dividends on Woodside Shares

This section entitled “Dividends on Woodside Shares” applies to dividends that may be payable by Woodside as distinct from the Special Dividend to be received from BHP under which New Woodside Shares will be received by Eligible BHP Shareholders if the Merger is Implemented.

Australian resident shareholders

If you receive a dividend on Woodside Shares you acquire as a consequence of the Implementation of the Merger then the amount of the dividend will be included in your assessable income in the income year in which you receive the dividend.

Generally, provided you are a “qualified person” (as summarized above) in relation to a dividend received on Woodside Shares and the ATO does not make a determination under the dividend streaming rules to deny the benefit of the franking credits attached to any dividend you receive, you:

•	also include an amount equal to the franking credits attached to the dividend in your assessable income in the income year in which you receive the dividend; and

•	qualify for a tax offset equal to the amount of the franking credits attached to the dividend which can be applied against your income tax liability for the relevant income year.

If you are an individual or complying superannuation fund you may be able to receive a cash tax refund from the ATO if the tax offset equal to the franking credits attached to the dividend exceeds the tax payable on your total taxable income.

If you are a company the franking credits attached to the dividend will generally give rise to a franking credit in your franking account. You will not be entitled to a tax refund of the excess franking credits. Rather, the surplus franking credits may be converted to a tax loss which can be carried forward to future years (subject to you satisfying certain loss carry forward rules).

Non-Australian resident shareholders

Dividends will not be subject to withholding tax to the extent the dividends are franked or relate to conduit foreign income.

To the extent an unfranked dividend is paid to you, withholding tax will be payable. The rate of withholding tax is 30%. However, you may be entitled to a reduction in the rate of withholding tax if you are resident in a country which has a double taxation agreement with Australia.

Disposal of Woodside Shares

Australian resident shareholders

The disposal of a Woodside Share will constitute a disposal for CGT purposes.

On disposal of a Woodside Share, you will make a capital gain if the capital proceeds from the disposal exceed the cost base of the Woodside Share. You will make a capital loss if the capital proceeds are less than the reduced cost base of the Woodside Share.

The capital proceeds on disposal of a Woodside Share will generally be the money you received, or that you are entitled to, in respect of the disposal plus the market value of any other property you received, or that you are entitled to, in respect of the disposal.

As set out in the section entitled “—Implementation of the Merger and Receipt of New Woodside Shares—Special Dividend—Cost base and date of acquisition of New Woodside Shares,” the first element of the cost base and reduced cost base for each Woodside Share you acquire on Implementation of the Merger will be equal to the market value of the Woodside Share at the time of the transfer of Woodside Shares to you.

If you are an individual, trustee or complying superannuation entity that has held Woodside Shares for 12 months or more at the time of disposal (not including the date of acquisition and disposal), you should be entitled to apply the applicable CGT discount factor to reduce the capital gain (after offsetting available capital losses). The CGT discount factor is 50% for individuals and trustees and 33 1⁄3% for complying superannuation entities.

As set out in the section entitled “Implementation of the Merger and Receipt of New Woodside Shares—Special Dividend—Cost base and date of acquisition of New Woodside Shares,” you will be taken to have acquired Woodside Shares for the purposes of the CGT discount on the date of the distribution. Accordingly, to be eligible for the CGT discount, you must have held Woodside Shares for at least 12 months after the date of the distribution (not including the date of acquisition and disposal).

If you make a capital loss, you can only use that loss to offset other capital gains (i.e., the capital loss cannot be offset against taxable income on revenue account). However, if the capital loss cannot be used in a particular income year, you can carry it forward to use in future income years, providing certain loss utilization tests are satisfied.

Non-Australian resident shareholders

If you are a non-resident of Australia for Australian income tax purposes and do not use your Woodside Shares in carrying on a business through an Australian permanent establishment, the whole of any capital gain or capital loss made upon the disposal of your Woodside Shares will be disregarded unless the Woodside Shares constitute “indirect Australian real property interests.” Your Woodside Shares will constitute indirect Australian real property interests if:

•	you hold a “non-portfolio interest” in Woodside You will hold a “non-portfolio interest” in Woodside if you (together with your associates) hold 10% or more of the Woodside Shares:

○	at the time of disposal; or

○	throughout a 12-month period during the 24 months preceding the disposal; and

•	your Woodside Shares pass the “principal asset test.”

If you are subject to tax on disposal of your Woodside Shares, the CGT discount will generally not be available to reduce any capital gain that you make.

Non-Australian resident CGT withholding

Where a non-resident of Australia for Australian income tax purposes disposes of certain taxable Australian property, the purchaser is generally required to pay an amount to the ATO.

A purchaser of your Woodside Shares will generally have an obligation to pay 12.5% of an amount equal to, broadly, the capital proceeds for the disposal of your Woodside Shares (discussed in the section entitled “Disposal of Woodside Shares—Australian resident shareholders”) (“CGT Withholding Tax”) to the ATO if your Woodside Shares are “indirect Australian real property interests” (discussed above) and the purchaser:

•	knows or reasonably believes that you are a non-resident of Australia; or

•	does not reasonably believe that you are an Australian resident, and either:

○	you have an address outside Australia; or

○	the purchaser is authorized to pay the purchase price to a place outside Australia.

However, a purchaser may not be required to pay CGT Withholding Tax if you can make a declaration that:

•	as the registered holder of Woodside Shares, you are an Australian tax resident; or

•	your Woodside Shares are not indirect Australian real property interests.

If a purchaser considers that an obligation to pay CGT Withholding Tax arises, the purchaser is generally permitted to withhold an amount equal to the CGT Withholding Tax from any amount payable to you on disposal. In that instance, you will only receive the net proceeds from the disposal, but will be taken to receive the full proceeds. Any CGT Withholding Tax withheld is not a final tax and you will receive a credit for amounts withheld on filing an Australian tax return and you may receive a refund of tax if amounts have been withheld in excess of your actual Australian tax liability.

Provision of TFN and/or ABN

Woodside may be required to withhold tax (currently at the rate of 47%) on payments made to you (including payments of dividends that are not fully franked) and remit the amounts withheld to the ATO, unless you have provided a tax file number (“TFN”), Australian business number (“ABN”) or you have informed Woodside that you are exempt from quoting your TFN or ABN (including because you are a non-Australian resident).

You are not required to provide your TFN or ABN to Woodside, however you may choose to do so.

Other Australian taxes

No GST or stamp duty should be payable by you in relation to the receipt of dividends on Woodside Shares held by you or in respect of the disposal of Woodside Shares.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements of Woodside Petroleum Ltd. present the combination of the historical financial information of Woodside Petroleum Ltd. and its subsidiaries (“Woodside”) and BHP Petroleum International Pty Ltd and its subsidiaries on a post-Restructure basis (“BHP Petroleum”), adjusted to give effect to the combination of BHP Petroleum with and into Woodside and the other transactions contemplated in the Share Sale Agreement, dated 22 November 2021, relating thereto (collectively, the “Merger”). The unaudited pro forma condensed combined statement of profit and loss and the unaudited pro forma combined statement of cash flows for the twelve months ended 31 December 2021 combine the historical consolidated statements of profit and loss and the historical combined statements of cash flows, respectively, of Woodside and BHP Petroleum, giving effect to the Merger as if it had been Implemented on 1 January 2021. The unaudited pro forma condensed combined statement of financial position at 31 December 2021 combines the historical condensed consolidated combined statements of financial position of Woodside and BHP Petroleum, giving effect to the Merger as if it had been Implemented on 31 December 2021.

The unaudited pro forma condensed combined statement of profit and loss and the unaudited pro forma condensed combined statement of financial position were prepared in accordance with Article 11 of Regulation S-X (“Article 11”). Certain transaction accounting adjustments have been made in order to show the effects of the Merger on the combined historical financial information of Woodside and BHP Petroleum.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting for business combinations, with Woodside treated as the acquirer. Under the acquisition method of accounting, Woodside will record all assets acquired and liabilities assumed from BHP with respect to BHP Petroleum at their respective fair values as of the Implementation of the Merger, which is expected to occur in the second quarter of 2022. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive fair value measure. The sources and amounts of transaction expenses may also differ from those assumed in the following pro forma adjustments. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing the pro forma financial statements, and are subject to revision based on a final determination of fair values as of the Implementation of the Merger. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying pro forma financial statements and Woodside’s future results of operations and financial position.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not intended to represent or be indicative of the results of operations or the financial position of the Merged Company that would have been recorded had the Merger been Implemented as of the dates presented and should not be taken as representative of Woodside’s future results of operations or financial position. The unaudited pro forma condensed combined financial statements do not reflect the impacts of any potential operational efficiencies, asset dispositions, cost savings or economies of scale that they may be achieved with respect to the combined operations.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT AND LOSS

FOR THE YEAR ENDED 31 DECEMBER 2021

($m, except number of shares)

	Woodside 31 December 2021	BHP Petroleum 31 December 2021	Reclassification Adjustments	Transaction Accounting Adjustments	Pro Forma	Notes
Operating revenue	6,962	5,505	—	—	12,467
Cost of sales	(3,845)	—	(2,482)	278	(6,049)	3(a)(b)(e)(g)
Gross profit	3,117	5,505	(2,482)	278	6,418
Other income	139	282	—	(104)	317	3(m)
Other expenses	(811)	(3,744)	2,758	(410)	(2,207)	3(a)(c)
Impairment losses	(10)	—	(276)	—	(286)	3(a)
Impairment reversals	1,058	—	—	—	1,058
Loss from equity accounted investments	—	(2)	—	—	(2)
Profit before tax and net finance costs	3,493	2,041	—	(236)	5,298
Finance income	27	23	—	—	50
Finance costs	(230)	(311)	—	—	(541)
Profit before tax	3,290	1,753	—	(236)	4,807
Petroleum resource rent tax expense	(297)	—	—	—	(297)
Income tax expense	(957)	(1,115)	—	80	(1,992)	3(d)
Royalty—related taxation (net of income tax benefit)	—	(29)	—	—	(29)
Profit after tax	2,036	609	—	(156)	2,489
Profit attributable to:
Equity holders of the parent	1,983	609	—	(156)	2,436
Non-controlling interest	53	—	—	—	53
Profit for the period	2,036	609	—	(156)	2,489
Basic earnings per share attributable to equity holders of the parent (US cents)	206				131
Basic weighted average shares outstanding (thousands)	962,605			901,524	1,864,129	3(o)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2021

($m)

	Woodside 31 December 2021	BHP Petroleum 31 December 2021	Reclassification Adjustments	Transaction Accounting Adjustments	Pro Forma	Notes
Current assets
Cash and cash equivalents	3,025	992	—	—	4,017
Receivables	368	1,230	—	(572)	1,026	3(e)
Inventories	202	278	—	—	480
Intercompany	—	10,852	—	(10,852)	—	3(f)
Current tax assets	—	69	—	—	69
Other financial assets	320	—	—	—	320
Other assets	109	14	—	—	123
Non-current assets held for sale	254	—	—	—	254
Total current assets	4,278	13,435	—	(11,424)	6,289
Non-current assets
Receivables	686	201	—	—	887
Inventories	19	—	—	—	19
Other financial assets	107	37	—	(37)	107	3(g)
Other assets	34	3	—	—	37
Exploration and evaluation assets	614	—	941	1,186	2,741	3(a)(h)
Oil and gas properties	18,434	11,102	(878)	4,604	33,262	3(a)(h)
Other plant and equipment	215	—	—	—	215
Intangible assets	—	63	(63)	—	—	3(a)
Deferred tax assets	1,007	1,947	—	(1,476)	1,478	3(i)
Lease assets	1,080	124	—	68	1,272	3(g)
Investments accounted for using the equity method	—	246	—	—	246
Goodwill	—	—	—	6,987	6,987	3(j)
Total non-current assets	22,196	13,723	—	11,332	47,251
Total assets	26,474	27,158	—	(92)	53,540
Current liabilities
Payables	639	952	—	645	2,236	3(c)(e)
Interest-bearing liabilities	277	38	(38)	—	277	3(a)
Lease liabilities	191	—	38	—	229	3(a)
Other financial liabilities	411	60	—	(60)	411	3(g)
Other liabilities	86	16	—	—	102
Tax payable	413	312	—	—	725
Provisions	605	360	—	(16)	949	3(k)
Intercompany payables	—	12,552	—	(12,552)	—	3(f)
Total current liabilities	2,622	14,290	—	(11,983)	4,929
Non-current liabilities
Interest-bearing liabilities	5,153	219	(219)	—	5,153	3(a)
Lease liabilities	1,176	—	219	—	1,395	3(a)
Deferred tax liabilities	878	465	—	387	1,730	3(l)
Other financial liabilities	161	—	—	—	161
Other liabilities	36	40	—	—	76
Provisions	2,219	4,101	—	897	7,217	3(k)(g)
Tax payable	—	69	—	—	69
Total non-current liabilities	9,623	4,894	—	1,284	15,801
Total liabilities	12,245	19,184	—	(10,699)	20,730
Net assets	14,229	7,974	—	10,607	32,810
Equity
Issued and fully paid shares	9,409	15,234	—	3,757	28,400	3(n)
Shares reserved for employee share plans	(30)	—	—	—	(30)
Other reserves	683	3,489	—	(3,489)	683	3(n)
Retained earnings	3,381	(10,749)	—	10,339	2,971	3(n)
Equity attributable to equity holders of the parent	13,443	7,974	—	10,607	32,024
Non-controlling interest	786	—	—	—	786
Total equity	14,229	7,974	—	10,607	32,810

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2021

($m)

	Woodside 31 December 2021	BHP Petroleum 31 December 2021	Transaction Accounting Adjustments	Pro Forma	Notes
Cash flows from operating activities
Profit/(loss) after tax for the period	2,036	609	(156)	2,489	3(b)(c)(d)(e)
Adjustments for:
Non-cash items
Depreciation and amortization	1,582	1,997	(660)	2,919	3(b)
Depreciation of lease assets	108	—	—	108
Change in fair value of derivative financial instruments	31	—	—	31
Net finance costs	203	288	—	491
Tax (benefit)/expense	1,254	1,144	(80)	2,318	3(d)
Exploration and evaluation written off	265	—	—	265
Impairment losses	10	276	—	286	3(m)
Impairment reversals	(1,058)	—	—	(1,058)
Restoration	68	—	—	68
Onerous contract provision	(95)	—	—	(95)
Share of operating loss of equity accounted investments	—	2	—	2
Other	30	(351)	(90)	(411)	3(g),(m)
Changes in assets and liabilities
Decrease in trade and other receivables	(39)	(805)	487	(357)	3(e)
Decrease/(increase) in inventories	(4)	39	—	35
Increase in lease assets	(16)	—	—	(16)
Increase in provisions	(75)	(37)	—	(112)
Increase in lease liabilities	(25)	—	—	(25)
Increase in other assets and liabilities	(128)	—	—	(128)
Decrease in trade and other payables	75	101	395	571	3(c)(e)
Cash generated from operations	4,222	3,263	(104)	7,381
Purchases of shares and payments relating to employee share plans	(47)	—	—	(47)
Interest received	11	23	—	34
Dividends received	6	10	—	16
Dividends received from equity accounted investments	—	13	—	13
Borrowing costs relating to operating activities	(91)	(266)	—	(357)
Net income tax and royalty-related taxation refunded	—	32	—	32
Income tax paid and royalty-related taxation paid	(271)	(733)	—	(1,004)
Payments for restoration	(38)	—	—	(38)
Net cash from operating activities	3,792	2,342	(104)	6,030
Cash flows used in investing activities
Payments for capital and exploration expenditure	(2,406)	(1,423)	—	(3,829)
Exploration expenditure expensed and incl in operate cash flow	—	227	—	227
Proceeds from sale of assets	9	144	—	153
Borrowing costs relating to investing activities	(126)	—	—	(126)
Advances to other external entities	(206)	2	—	(204)
Payments for acquisition of joint arrangements	(212)	(25)	—	(237)
Proceeds from divestment of subs, ops and joint ops, net of cash	—	(8)	104	96	3(m)
Net cash used in investing activities	(2,941)	(1,083)	104	(3,920)
Cash flows (used in)/from financing activities
Proceeds from borrowings	—	—	—	—
Repayment of borrowings	(784)	(485)	—	(1,269)
Borrowing costs relating to financing activities	(15)	—	—	(15)
Repayment of lease liabilities	(155)	—	—	(155)
Borrowing costs relating to lease liabilities	(89)	—	—	(89)
Contributions to non-controlling interests	(92)	—	—	(92)
Dividends paid (outside of dividend reinvestment plan)	—	—	—	—
Dividends paid (net of dividend reinvestment plan)	(289)	—	—	(289)
Net proceeds from share issuance	—	—	—	—
Net cash (used in)/from financing activities	(1,424)	(485)	—	(1,909)
Net (decrease)/increase in cash held	(573)	774	—	201
Cash and cash equivalents at the beginning of the period	3,604	217	—	3,821
Effects of exchange rate changes	(6)	1	—	(5)
Cash and cash equivalents at the end of the period	3,025	992	—	4,017

NOTE 1. Basis of Presentation

The accompanying unaudited pro forma financial information was prepared in accordance with Article 11, using the acquisition method of accounting under IFRS 3 Business Combination (IFRS 3) and is derived from the historical consolidated and combined financial information of Woodside and BHP Petroleum, respectively. Certain transaction accounting adjustments have been made in order to show the effects of the acquisition on the combined historical financial information of Woodside and BHP Petroleum. The pro forma adjustments are preliminary and based on estimates of the purchase consideration and estimates of fair value and useful lives of the assets acquired and liabilities assumed.

The unaudited pro forma financial information presents the historical financial information of Woodside adjusted on a pro forma basis to reflect the transaction accounting adjustments related to Woodside’s acquisition of BHP Petroleum.

The unaudited pro forma financial information has been derived from, and should be read in conjunction with Woodside’s audited consolidated financial statements for the year ended 31 December 2021.

As Woodside and BHP Petroleum have different fiscal year ends, in order to meet the SEC’s pro forma requirements of combining operating results for an annual period that ends within 93 days of the end of Woodside’s latest annual fiscal period, the BHP Petroleum financial results for the year ended 31 December 2021 have been calculated by taking (i) the results for the fiscal year ended 30 June 2021, minus (ii) the results for the half year ended 31 December 2020, plus (iii) the results for the half year ended 31 December 2021.

	(i) BHP Petroleum For the Twelve Months Ended 30 June 2021	Minus (ii) BHP Petroleum For the Half Year Ended 31 December 2020	Plus (iii) BHP Petroleum For the Half Year Ended 31 December 2021	BHP Petroleum For the Twelve Months Ended 31 December 2021
	($m)
Operating revenue	3,909	1,602	3,198	5,505
Cost of sales	—	—	—	—
Gross profit	3,909	1,602	3,198	5,505
Other income	130	20	172	282
Other expenses	(3,799)	(1,816)	(1,761)	(3,744)
Impairment losses	—	—	—	—
Impairment reversals	—	—	—	—
Loss from equity accounted investments	(6)	(5)	(1)	(2)
Profit/(loss) before tax and net finance costs	234	(199)	1,608	2,041
Finance income	56	39	6	23
Finance costs	(464)	(277)	(124)	(311)
Profit/(loss) before tax	(174)	(437)	1,490	1,753
Petroleum resource rent tax (expense)/benefit	—	—	—	—
Income tax benefit/(expense)	(211)	34	(870)	(1,115)
Royalty—related taxation (net of income tax benefit)	24	16	(37)	(29)
Profit/(loss) after tax	(361)	(387)	583	609

The proposed merger has been accounted for as a business combination in accordance with IFRS 3 using the acquisition method of accounting, under which Woodside records the assets acquired and liabilities assumed at their respective fair values as of Implementation of the Merger. Certain of BHP Petroleum’s historical amounts have been reclassified to conform to Woodside’s financial statement presentation.

The unaudited pro forma financial information reflects the following transaction accounting adjustments, based on available information and certain assumptions that Woodside believes are reasonable:

i.

the Merger, which has been accounted for as a business combination using the acquisition method of accounting, with Woodside identified as the acquirer, and the issuance of New Woodside Shares as the Purchase Price in exchange for all of the ordinary shares in BHP Petroleum;

ii.	the Purchase Price, which consists of:

•	issue of the Share Consideration by Woodside to BHP Shareholders, being 901,523,720 New Woodside Shares representing approximately 48% of the outstanding Woodside Shares following the Merger;

•	the Woodside Dividend Payment, representing an amount proportionate to the Woodside Dividends, payable by Woodside to BHP on Implementation of the Merger;

•

the Locked Box Payment, representing the pre-tax net cash flow generated by BHP Petroleum, adjusted for permitted adjustments, between 1 July 2021 and Implementation of the Merger, if any, payable by Woodside to BHP Petroleum or BHP Petroleum to Woodside on Implementation of the Merger; and

•	any other adjustments made under the Share Sale Agreement to the Purchase Price;

iii.	the assumption of liabilities for merger related expenses; and

iv.	the recognition of the estimated tax impact of the pro forma adjustments.

For the purpose of these unaudited pro forma financial information, the issue of Share Consideration, estimated Woodside Dividend Payment and estimated Locked Box Payment as at 28 February 2022 has been used to arrive at the value of the purchase consideration.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma financial information. In Woodside’s opinion, all adjustments that are necessary to present fairly the unaudited pro forma financial information have been made.

As of the date of this prospectus, Woodside has not completed the detailed valuation study necessary to arrive at the required initial estimates of the fair value of the assets to be acquired and the liabilities to be assumed and the related allocations of Purchase Price, nor has it identified all adjustments necessary to conform BHP Petroleum’s accounting policies to Woodside’s accounting policies. A final determination of the fair value of BHP Petroleum’s assets and liabilities will be based on the actual assets and liabilities of BHP Petroleum that exist as of the Implementation Date and, therefore, cannot be made prior to the Implementation of the Merger. In addition, the value of the consideration to be paid by Woodside upon the Implementation of the merger will be determined based on the closing price of Woodside Shares on the Implementation Date. The pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The final Purchase Price allocation may be materially different than that reflected in the pro forma Purchase Price allocation presented herein.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not intended to represent what Woodside’s financial position or results of operations would have been had the Merger actually been Implemented on the assumed dates, nor do they purport to project the future operating results or the financial position of the combined company following the Implementation of the Merger. The unaudited pro forma condensed combined financial statements do not reflect future events that may occur after the Implementation of the Merger, including, but not limited to, the anticipated realization of savings from potential operating efficiencies, asset dispositions, cost savings, or economies of scale that the combined company may achieve with respect to the combined operations. Specifically, the unaudited pro forma condensed combined statement of profit and loss does not include projected synergies expected to be achieved as a result of the Merger, which are described in the sections entitled “The Merger—Woodside’s Reasons for the Merger” and “The Merger—Woodside’s Board Recommendation,” and any associated costs that may be incurred to achieve the identified synergies. Additionally, Woodside cannot assure that it will not incur charges in excess of those included in the pro forma total consideration related to the Merger or that Woodside’s efforts to achieve the estimated synergies and integrate the operations of the companies will be successful. The unaudited pro forma condensed combined statement of profit and loss also excludes the costs associated with any restructuring, integration activities, and asset dispositions that may result from the Merger. Further, the unaudited pro forma condensed combined financial statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the Implementation of the Merger.

The unaudited pro forma condensed combined financial statements do not reflect the following items:

•	the impact of any potential revenues, benefits or synergies that may be achievable in connection with the Merger or related costs that may be required to achieve such revenues, benefits or synergies;

•	changes in cost structure or any restructuring activities as such changes, if any, have yet to be determined;

•

any expenses related to employees and executives who may not be retained in the same roles after the merger, where such agreements with these employees or executives have not been reached at the date of this prospectus. These expenses may include both cash and equity payments, and which amounts could be substantial. These amounts will be reflected once agreements are reached with those employees or executives; and

•

any expenses related to equity awards with triggers that accelerate vesting upon termination of the relevant employee where contractual arrangements for termination with said employees have not been reached at the date of this prospectus. Such expenses may be incurred in future periods and could be material.

Woodside is currently not aware of any material differences in accounting policies and financial statement classifications that would have a material impact on the pro forma financial information. Following the Merger, Woodside will conduct a review of BHP Petroleum’s accounting policies during its integration in an effort to determine if there are any additional material differences that require reclassification of BHP Petroleum’s revenues, expenses, assets or liabilities to conform to Woodside’s accounting policies and classifications. As a result of that review, Woodside may identify further differences between the accounting policies of the two companies that, when conformed, could have a material impact on the pro forma financial information.

NOTE 2. Estimated Purchase Price Allocation

The Merger has been accounted for using the acquisition method of accounting for business combinations. The allocation of the preliminary estimated Purchase Price is based upon Woodside management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed at 31 December 2021. Because the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final Purchase Price allocation and the resulting effect on Woodside’s financial position and results of operations may materially differ from the pro forma amounts included in this prospectus. Woodside expects to finalize its allocation of the Purchase Price as soon as practicable after Implementation of the Merger.

The acquisition method of accounting uses the fair value concepts defined in IFRS 13 Fair Value Measurement, which is referred to as IFRS 13. Fair value is defined in IFRS 13 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and can involve a high degree of estimation.

The determination of the fair value of the identifiable assets of BHP Petroleum and the allocation of the estimated consideration to these identifiable assets and liabilities is preliminary and is pending finalization of various estimates, inputs and analyses. Certain valuations and assessments, including valuations of inventory, fixed assets, deferred costs, deferred revenues, advance payments from customer, other intangible assets, employee equity awards to be issued, as well as the assessment of the tax positions and rates of the combined business, are in process and will not be completed until after the Implementation of the Merger. Since this pro forma financial information has been prepared based on preliminary estimates of consideration and fair values attributable to the Merger, the actual amounts eventually recorded for the purchase accounting, including the identifiable intangibles and goodwill, may differ materially from the information presented.

At this preliminary stage, goodwill represents the excess of the estimated Purchase Price over the estimated fair value of BHP Petroleum’s identifiable assets and liabilities and the application of accounting standards to the transaction. Goodwill will not be amortized, but will be subject to periodic impairment testing. The goodwill balance shown in these unaudited pro forma condensed combined financial statements is preliminary and subject to change as a result of the same factors affecting both the estimated consideration and the estimated fair value of identifiable assets and liabilities acquired.

Upon Implementation of the Merger and the completion of a formal valuation study, the estimated fair value of the employee equity awards replaced, and fair value of the acquired assets and liabilities will be updated, including the estimated fair value and useful lives of the identifiable intangible assets and allocation of the excess Purchase Price, if any, to goodwill. The calculation of goodwill could be materially impacted by changing fair value measurements caused by the volatility in the current market environment. Under IFRS 3, transaction costs related to the Merger are expensed in the period they are incurred. Estimated transaction costs in connection with the Merger are $410 million (excluding integration costs). This amount is reflected as a liability in the unaudited pro forma condensed combined balance sheet. The total amount is reflected as an expense in the unaudited condensed combined statement of profit and loss for the year ended 31 December 2021. These costs are non-recurring.

The preliminary Purchase Price allocation has been prepared on the basis of the Woodside Share price and exchange rate as at 22 February 2022, and a fair value based on forward-looking prices consistent with those presented in Woodside’s financial statements for the year ended 31 December 2021 included in this prospectus, which were released on 17 February, 2022. The share price, exchange rate and fair value assumptions will be updated to more recent dates prior to effectiveness of the registration statement of which this prospectus forms a part.

The preliminary Purchase Price allocation is subject to change as a result of several factors, including but not limited to:

•	changes in the estimated fair value of the New Woodside Shares issued as part of the Purchase Price to BHP, based on the share price of Woodside Shares as of the Implementation of the Merger;

•

changes in the estimated fair value of BHP Petroleum’s assets acquired and liabilities assumed as of the Implementation Date, which could result from changes in future oil, LNG, NGL and gas commodity prices, reserve estimates, asset evaluations, interest rates, discount rates and other factors;

•	changes relating to the estimated Woodside Dividend Payment and estimated Locked Box Payment;

•	the tax basis of BHP Petroleum’s assets and liabilities as of the Implementation Date; and

•	certain of the risk factors described in the section entitled “Risk Factors.”

Based upon the preliminary Purchase Price to be transferred, the fair value of the assets acquired and liabilities assumed is expected to be recorded as follows (shown in millions of U.S. dollars, except New Woodside Shares to be issued, ASX closing price (which is in Australian dollars), and foreign exchange rate (which is in U.S. dollars)):

Consideration transferred:
New Woodside Shares to be issued (thousands)		901,523
ASX closing price per share of Woodside Shares on 22 February 2022	A$	29.25
Foreign exchange rate used on conversion of AUD Woodside Shares to USD		0.7202
Fair value of New Woodside Shares to be issued as consideration		18,991
Total adjustments		—
Dividend payment		187
Estimated Locked Box Payment (which is net of any cash held in bank accounts beneficially controlled by BHP Petroleum)		86
Total consideration		19,264
Fair value of assets acquired:
Cash		992
Receivables		859
Inventories		278
Other assets		17
Current tax assets		69
Exploration and evaluation assets		2,127
Oil and gas properties		14,828
Deferred tax assets		471
Lease assets		192
Investments accounted for using the equity method		246
Total assets acquired		20,079
Fair value of liabilities assumed:
Payables		914
Lease liabilities		257
Deferred tax liabilities		852
Other liabilities		56
Tax payable		381
Provisions		5,342
Total liabilities assumed		7,802
Assets acquired and liabilities assumed:		12,277
Goodwill		6,987

From 16 August 2021, the last trading day before the announcement of the Merger Commitment Deed, to 22 February 2022, the preliminary value of BHP Petroleum’s Purchase Price increased by approximately $5,250 million, as a result of the increase in the share price of Woodside Shares from A$21.18 to A$29.25 and movement in the foreign exchange rate from AUD to USD from $0.7339 to $0.7202. The final value of Woodside’s Purchase Price will be determined based on the actual number of New Woodside Shares issued to BHP and issuable in connection with the conversion or settlement of BHP Petroleum’s equity awards, and the market price of Woodside Shares on the Implementation Date. A 10% increase or decrease in the closing share price of Woodside Shares, as compared to the 22 February 2022 closing price of A$29.25, would increase or decrease the Purchase Price by approximately $1,627 million, assuming all other factors are held constant.

NOTE 3. Reclassification and Transaction Accounting Adjustments

Adjustments included in the columns labelled “Reclassification Adjustments” and “Transaction Accounting Adjustments” in the pro forma financial statements are as follows:

(a)	Reflects reclassifications made to BHP Petroleum’s historical presentation to conform to Woodside’s presentation, including:

•

reclassification adjustments made to the historical presentation of BHP Petroleum’s other expenses to cost of sales ($2,482 million) and impairment losses ($276 million). Costs relating to changes in inventory, freight and transportation, government royalties, depreciation and amortization are classified by Woodside as cost of sales.

•

reclassification adjustments made to the historical presentation of BHP Petroleum’s intangible assets ($63 million) and oil and gas properties ($878 million) to conform to the financial statement presentation of Woodside. These balances have been reclassified to ‘exploration and evaluation assets’ ($941 million).

•

reclassification adjustments made to the historical presentation of BHP Petroleum’s current interest-bearing liabilities ($38 million) and non-current interest-bearing liabilities ($219 million) to conform to the financial statement presentation of Woodside. These balances have been reclassified to ‘lease liabilities’.

(b)	Reflects the pro forma Depreciation, Depletion and Amortization (“DD&A”) expense based on the preliminary Purchase Price allocation.

The depreciation of oil and gas properties includes a combination of straight line and units of production (“UOP”) methods. Transferred exploration and evaluation and offshore plant and equipment are depreciated using the UOP basis. Transferred exploration and evaluation and subsurface development expenditure are depreciated over developed proved plus probable reserves. Late-life assets are typically depreciated over proved reserves. Offshore facility assets are depreciated over proved plus a portion of probable reserves. The depreciable amount for the UOP basis for offshore facility assets excludes future development costs necessary to bring probable reserves into production. Onshore plant and equipment is depreciated using a straight-line basis over the lesser of useful life and the life of proved plus probable reserves. DD&A expense for the other property and equipment was based on a straight line method over the estimated useful lives of the asset. BHP Petroleum’s use of the proved reserve (1P) as a reserve base to determine UOP depreciation, when compared to Woodside’s use of proved and probable reserves (2P) as a reserve base in UOP calculation, resulted in higher DD&A expenses recorded historically. An adjustment to conform BHP Petroleum’s accounting policy to Woodside’s accounting policy resulted in a decrease of $660 million in DD&A expense due to different reserves bases being used in the respective UOP calculations.

The effect on operating results from amortization of purchase adjustments for the five years following the acquisition is as follows (in $m):

	2022	2023	2024	2025	2026
Amortization of Oil and Gas Properties purchase adjustment	560	510	466	427	392

(c)

Represents accruals of (i) estimated cash considerations payable of $273 million and (ii) estimated non-recurring transaction costs of approximately $410 million. The cash considerations payable relate to estimated Woodside Dividend Payment of $187 million and estimated Locked Box Payment of $86 million. The non-recurring transaction costs are expected to be incurred by Woodside, including stamp duty, advisory, legal, regulatory, accounting, valuation and other fees that are not capitalized as part of the Merger. These transaction costs are based on preliminary estimates and the final amounts and the resulting effect on Woodside’s financial position and results of operations may differ significantly.

(d)

Reflects the income tax effect of the transaction accounting adjustments relating to transaction costs, DD&A and other accounting policy differences. Because the tax rates used for these pro forma financial statements are an estimate, the blended rate will likely vary from the actual effective rate in periods subsequent to Implementation.

(e)

Reflects adjustments to ‘receivables’ ($572 million) and ‘payables’ ($38 million) to conform BHP’s accounting policy for overlift and underlift to Woodside’s accounting policy. Specifically, Woodside’s accounting policy is to not account for the effects of volumetric imbalances. The adjustment to ‘payables’ of $38 million is netted off against the adjustment in 3(c) on the unaudited pro forma statement of financial position to show a net adjustment of $645 million.

The increase in receivables relating to underlift between 31 December 2020 and 31 December 2021 is $487 million and the increase in payables relating to overlift is $15 million. These movements have been adjusted for in the Merged Group Pro Forma Historical Statement of Cash Flows under “(increase)/decrease in trade and other receivables” and “increase/(decrease) in trade and other payables” respectively with a net impact of $472 million to the P&L.

(f)	Reflects the Merger being on a cash-free debt-free basis where BHP Petroleum will settle all intercompany loan balances with a net impact of $1,700 million prior to Implementation of the Merger.

(g)	Reflects other fair value adjustments, including:

•

adjustment to other financial assets ($37 million) and other financial liabilities ($60 million) in respect of embedded derivatives. The fair value gain ($90 million) recorded by BHP Petroleum in relation to these derivatives is also reversed from cost of sales.

•	adjustment to right-of-use asset ($68 million) to measure the right-of-use asset at the same amount as the lease liability, adjusted to reflect off-market terms.

•	adjustment to provision ($56 million) in respect of additional liabilities assumed.

(h)

Reflects a preliminary Purchase Price allocation adjustment resulting in an increase to BHP Petroleum’s oil and gas properties of $4,604 million and exploration and evaluation assets of $1,186 million to record the properties at their estimated fair value.

The estimated fair value and useful lives of the oil and gas properties and exploration and evaluation assets acquired is as follows:

Consideration transferred:	Estimated fair value ($m)	Estimated useful lives (in years)
North West Shelf	2,224	16
North West Shelf Oil	86	11
Scarborough	745	32
Bass Strait	1,585	13
Macedon	325	10
Pyrenees	210	15
Total Australian Assets	5,175	—
Atlantis	3,759	27
Mad Dog	4,052	24
Shenzi	3,691	18
Other U.S. GoM	42	5
Total U.S. GoM	11,544	—
Trinidad & Tobago	236	10
Total rest of world	236	—
Total	16,955	—

(i)	Represents an adjustment to deferred tax assets to reflect the unused tax losses and unused tax credits only to the extent these losses and credits are expected to be utilized.

(j)

Represents the goodwill arising from the preliminary purchase price allocation adjustments. Assuming no changes in the consideration paid, a 10% increase or decrease in the fair value of identifiable assets would affect goodwill identified as follows (in $m):

Assume change in fair value	Incremental fair value in excess of amounts historically recorded	Incremental deferred tax impacts	Resulting impact on Goodwill
10% increase	3,450	(465)	6,752
10% decrease	2,823	(308)	7,222

(k)

Primarily reflects a preliminary purchase price allocation adjustment of $825 million to record the estimated fair value of the assumed BHP Petroleum asset retirement obligations. As part of the preliminary purchase price allocation, Woodside estimated the timing and amount of the closure and rehabilitation cash flows expected to be incurred. As a result, the current provision is decreased by $16 million, and the non-current provision is increased by $841 million. To establish the value of the provision for the Merged Group, in respect of the BHP assets, Woodside has adopted BHP’s cost estimates and schedule, and it has applied Woodside’s escalation and discount rate assumptions. Further detailed alignment of scope and cost estimate methodologies across the Merged Group will be made post Implementation.

(l)

Reflects an adjustment to deferred income taxes to record the estimated deferred income tax effects of combining Woodside’s and BHP Petroleum’s operations as well as changes to the deferred tax amounts as a result of the preliminary purchase price allocation. The deferred tax adjustment assumes a forecasted blended BHP Petroleum statutory tax rate of 25%.

(m)	Reflects an adjustment to reverse BHP Petroleum’s gain ($104 million) which is attributable to its previous divestment of its Scarborough interest to Woodside.

(n)

Reflects the New Woodside Shares issued as Share Consideration (approximately $19,264 million), the elimination of BHP Petroleum’s historical stockholders’ equity and transaction costs. The impact of pro forma Merger adjustments on total equity are summarized below (shown in $m):

	Elimination of BHP Petroleum’s Historical Equity	Issuance of New Woodside Shares	Transaction costs	Pro Forma Equity Adjustments
Issued and fully paid shares	(15,234)	—	—	(15,234)
Additional paid in capital	—	18,991	—	18,991
Total issued and fully paid shares	(15,234)	18,991	—	3,757 *
Other reserves	(3,489)	—	—	(3,489)
Retained earnings	10,749	—	(410)	10,339
Total stockholder’s equity	(7,974)	18,991	(410)	10,607
Non-controlling interests	—	—	—	—
Total equity	(7,974)	18,991	(410)	10,607

*

As the Merger is on a cash-free debt-free basis, BHP Petroleum will settle all intercompany loan balances, with a net impact of $1,700 million by way of a capital contribution prior to Implementation of the Merger. The pro forma equity adjustments of $3,757 million includes the relevant capital contribution and corresponding elimination with a net nil impact.

(o)	The pro forma Merger adjustments on Woodside Shares and basic and diluted earnings per share are summarized below:

Year Ended 31 December 2021
Numerator
Basic combined pro forma net income (loss) attributable to Woodside common stockholders ($M)	2,436
Denominator
Historical basic weighted average Woodside Shares outstanding	962,604,811
New Woodside Shares to be issued (i)	901,523,720

Pro forma basic weighted average Woodside Shares outstanding	1,864,128,531
Pro forma basic net income per share attributable to Woodside Shareholders (US cents)	131

(i)	Represents the approximate number of New Woodside Shares that are to be issued as the Purchase Price.

NOTE 4. Unaudited Pro Forma Supplemental Oil and Natural Gas Reserves Information

The following tables reflect Woodside’s and BHP Petroleum’s combined supplemental information regarding oil and natural gas producing activities, giving effect to the Merger as if it had occurred on 31 December 2021, along with a summary of changes in quantities of net remaining proved reserves during the year ended 31 December 2021.

The pro forma information was calculated by adding numbers as prepared by each of Woodside and BHP Petroleum. This includes information for overlapping assets, specifically NWS where reserves and values have been added without any adjustments. BHP Petroleum uses a conversion factor of 6,000 MMscf per MMboe while Woodside uses 5,700 MMscf per MMboe equivalent. BHP Petroleum includes all fuel used in its operation as reserves while Woodside includes only the onshore fuel in their reserves. Pro forma information is derived with these assumptions unchanged for each of the entities.

Woodside’s reserves as of 31 December 2021 are based on a reserve report prepared by Netherland, Sewell & Associates, Inc., Woodside’s independent reserve engineers. BHP Petroleum’s reserve assessments are prepared each year in connection with BHP Petroleum’s fiscal year end of June 30. The assessments are reviewed prior to BHP Petroleum’s fiscal year end to ensure technical quality, adherence to internally published BHP Petroleum guidelines and compliance with SEC reporting requirements. The December 31 reserves information for BHP Petroleum included below is an estimate of BHP Petroleum’s reserves as of such date, is derived from internal records, taking into account, among other factors, production, revenues, and operating and capital expenditures for each asset and project, and has not been reviewed by any independent reserve engineers or on the same basis as BHP Petroleum’s reserves are reviewed at BHP Petroleum’s fiscal year end. Additional information regarding pro forma proved reserves is included in the section entitled “Business and Certain Information About the Merged Group—Merged Group Reserves and Future Production Capacity.” Information regarding Woodside’s actual historical reserves is included in the section entitled “Business and Certain Information About Woodside—Reserves and Resources.” Information regarding BHP’s actual historical reserves is included in the section entitled “Business and Certain Information About BHP Petroleum—Reserves and Resources.”

The following estimated pro forma supplemental oil and natural gas reserves information is not necessarily indicative of the results that might have occurred had the Merger been completed on 1 January 2021, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 42 of this prospectus.

Small differences within the following tables may be due to rounding.

Statement regarding BHP Petroleum’s reserves

The estimates of BHP Petroleum reserves contained in the accompanying tables are based on, and fairly represent, information and supporting documentation prepared under the supervision of Mr. A. G. Gadgil, who is employed by BHP. Mr. Gadgil is a member of the Society of Petroleum Engineers and has the required qualifications and experience to act as a qualified Petroleum Reserves and Resources evaluator under the ASX Listing Rules. The BHP Petroleum reserves presented herein are issued with the prior written consent of Mr. Gadgil who agrees with the form and context in which the reserves are presented. Reserves are net of royalties owned by others and have been estimated using deterministic methodology.

Aggregates of BHP Petroleum reserves estimates contained in this prospectus have been calculated by arithmetic summation of field/project estimates with the exception of the North West Shelf (NWS) Gas Project in Australia. Probabilistic methodology has been utilized to aggregate the NWS reserves for the reservoirs dedicated to the gas project only and represents an incremental 5 MMboe of proved reserves. The barrel of oil equivalent conversion is based on 6,000 scf of natural gas equals 1 boe. The reserves estimates are inclusive of fuel required for operations (refer to table footnotes). The custody transfer point(s)/point(s) of sale applicable for each field or project are the reference point for reserves. At 31 December 2021, approximately 4.5% of BHP Petroleum proved reserves were attributable to production sharing arrangement where BHP Petroleum has a revenue interest in production. Reserves estimates have not been adjusted for risk.

PROVED DEVELOPED AND UNDEVELOPED OIL, CONDENSATE, NGL AND NATURAL GAS RESERVES

(millions of barrels of oil equivalent)

	Woodside	BHP Petroleum	Pro Forma
Reserves as of 31 December 2019(1)	586.1	781.5	1,367.5

Improved Recovery	—	—	—
Extensions/Discoveries	1.8	31.5	33.3
Revisions	13.0	(9.7)	3.3
Purchase/Sales	—	26.6	26.6
Production	(100.8)	(106.6)	(207.4)

Reserves as of 31 December 2020(1)	500.1	723.3	1,223.4

Improved Recovery	—	—	—
Extensions/Discoveries.	984.2	296.0	1,280.2
Revisions	39.5	(17.0)	22.5
Purchase/Sales	—	(0.9)	(0.9)
Production.	(92.1)	(110.4)	(202.5)

Reserves as of 31 December 2021(1)	1,431.6	890.9	2,322.5

Developed Reserves
As of 31 December 2019	451.1	562.1	1,013.2
As of 31 December 2020	363.3	480.4	843.7
As of 31 December 2021	356.3	417.5	773.8

Undeveloped Reserves
As of 31 December 2019	135.0	219.4	354.4
As of 31 December 2020	136.8	242.8	379.7
As of 31 December 2021	1,075.3	473.4	1,548.7

(1)

Woodside’s proved reserves as of 31 December 2021 include an estimated 141.5 million barrels equivalent expected to be consumed as fuel in downstream operations and BHP Petroleum reserves as of 31 December 2021 include an estimated 92 MMboe of fuel anticipated to be consumed in operations

PROVED DEVELOPED AND UNDEVELOPED CRUDE OIL AND CONDENSATE RESERVES

(Millions of Barrels)

	Woodside	BHP Petroleum	Pro Forma
Reserves as of 31 December 2019	83.4	332.6	415.9

Improved Recovery	—	—	—
Extensions/Discoveries	0.1	6.7	6.9
Revisions	(2.6)	28.7	26.1
Purchase/Sales	—	24.7	24.7
Production	(19.9)	(38.3)	(58.2)

Reserves as of 31 December 2020	61.1	354.4	415.4

Improved Recovery	—	—	—
Extensions/Discoveries	81.3	1.1	82.4
Revisions	12.9	(13.2)	(0.3)
Purchase/Sales	—	(0.8)	(0.8)
Production	(16.7)	(41.3)	(58.0)

Reserves as of 31 December 2021	138.7	300.1	438.8

Developed Reserves
As of 31 December 2019	73.7	180.4	254.1
As of 31 December 2020	51.2	196.6	247.8
As of 31 December 2021	50.2	169.2	219.4

Undeveloped Reserves
As of 31 December 2019	9.7	152.1	161.8
As of 31 December 2020	9.8	157.8	167.6
As of 31 December 2021	88.4	130.9	219.3

PROVED DEVELOPED AND UNDEVELOPED NATURAL GAS LIQUIDS RESERVES

(Millions of Barrels)

	Woodside	BHP Petroleum	Pro Forma
Reserves as of 31 December 2019	—	60.5	60.5

Improved Recovery	—	—	—
Extensions/Discoveries	—	0.3	0.3
Revisions	—	(18.7)	(18.7)
Purchase/Sales	—	0.6	0.6
Production	—	(6.9)	(6.9)

Reserves as of 31 December 2020	—	35.8	35.8

Improved Recovery	—	—	—
Extensions/Discoveries	—	—	—
Revisions	—	(0.8)	(0.8)
Purchase/Sales	—	—	—
Production	—	(7.6)	(7.6)
Reserves as of 31 December 2021	—	27.4	27.4

Developed Reserves
As of 31 December 2019	—	47.0	47.0
As of 31 December 2020	—	24.0	24.0
As of 31 December 2021	—	19.0	19.0

Undeveloped Reserves
As of 31 December 2019	—	13.5	13.5
As of 31 December 2020	—	11.8	11.8
As of 31 December 2021	—	8.4	8.4

PROVED DEVELOPED AND UNDEVELOPED NATURAL GAS RESERVES

(Billions of Cubic Feet)(1)

	Woodside	BHP Petroleum	Pro Forma
Reserves as of 31 December 2019(2)	2,865.3	2,330.6	5,195.9

Improved Recovery	—	—	—
Extensions/Discoveries	9.6	146.5	156.1
Revisions	89.1	(118.2)	(29.2)
Purchase/Sales	—	8.3	8.3
Production	(461.5)	(368.3)	(829.8)

Reserves as of 31 December 2020(2)	2,502.5	1,998.9	4,501.4

Improved Recovery	—	—	—
Extensions/Discoveries	5,146.4	1,769.3	6,915.7
Revisions	151.2	(17.5)	133.7
Purchase/Sales	—	(0.8)	(0.8)
Production	(430.1)	(369.3)	(799.4)
Reserves as of 31 December 2021(2)	7,370.0	3,380.7	10,750.7

Developed Reserves
As of 31 December 2019	2,151.0	2,008.3	4,159.3
As of 31 December 2020	1,778.5	1,559.2	3,337.7
As of 31 December 2021	1,744.5	1,375.7	3,120.2

Undeveloped Reserves
As of 31 December 2019	714.4	322.3	1,036.7
As of 31 December 2020	724.0	439.7	1,163.7
As of 31 December 2021	5,625.5	2,004.9	7,630.4

(1)	Includes gas sold as LNG
(2)	BHP Petroleum reserves as of 31 December 2021 include 272 bcf of fuel anticipated to be consumed in operations

Standardized measure of discounted future net cash flows relating to proved oil, condensate, NGL and natural gas reserves (Standardized measure)

The following tables present the estimated pro forma discounted future net cash flows at 31 December 2021. The pro forma standardized measure information set forth below gives effect to the Merger as if the merger had been completed on 1 January 2021. The calculations assume the continuation of existing economic, operating and contractual conditions at 31 December 2021. The pro forma standardized measure information includes cost for future dismantlement, abandonment, and rehabilitation obligations.

Therefore, the following estimated pro forma standardized measure is not necessarily indicative of the results that might have occurred had the Merger been completed on 1 January 2021 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 42.

Pro forma standardized measure for the year ended 31 December 2021

	Woodside	BHP Petroleum	Pro Forma
Standardized measure	$ million
2021
Future cash inflows	81,897	43,956	125,853
Future production costs	(23,092)	(14,922)	(38,014)
Future development costs	(10,777)	(8,519)	(19,296)
Future income taxes	(16,356)	(5,668)	(22,024)

Future net cash flows	31,672	14,847	46,519
Discount at 10% per annum	(15,935)	(6,695)	(22,630)

Standardized measure	15,737	8,152	23,889

Changes in the Standardized measure are presented in the following table.

	Woodside	BHP Petroleum	Pro Forma
Changes in the Standardized measure	$ million
Standardized measure at the beginning of the year	5,084	3,681	8,765
Revisions:
Prices, net of production costs	7,741	9,582	17,323
Changes in future development costs	20	(243)	(223)
Revisions of reserves quantity estimates	2,109	(470)	1,639
Accretion of discount	430	413	843
Changes in production timing and other	3,485	(264)	3,221
Sales of oil and gas, net of production costs	(5,698)	(4,610)	(10,308)
Acquisitions of reserves-in-place	—	—	—
Sales of reserves-in-place	—	9	9
Previously estimated development costs incurred	565	1,214	1,779
Extensions, discoveries, and improved recoveries, net of future costs	8,346	1,057	9,403
Changes in future income taxes	(6,345)	(2,217)	(8,562)

Standardized measure at the end of the year	15,737	8,152	23,889

INDUSTRY OVERVIEW

Overview of Woodside and BHP Petroleum Markets

Woodside and BHP Petroleum operate as explorers for and producers of energy products.

Woodside’s Australian operations are primarily in Western Australia. Domestic gas is sold to customers in Western Australia. LNG, LPG, condensate and oil are sold to customers primarily in Asia. Woodside’s global operations are not in production.

BHP Petroleum’s Australian operations are in the East and West coast of Australia. Domestic gas is sold to Australian customers. Crude oil and gas is sold to customers in Japan, South Korea and China. BHP Petroleum’s global operations are in the U.S. GOM and T&T. Crude oil products from BHP Petroleum’s U.S. GOM operations are sold into the global oil market with gas volumes sold into the U.S. domestic gas market. Similarly, crude oil produced from BHP Petroleum’s T&T operation is sold into the global oil market and gas volumes are sold domestically.

Australia Oil & Gas Disclosures

Australia is home to substantial onshore and offshore oil and gas reserves, the development of which has underpinned the nation’s position as a leading global LNG exporter. Over the past decade, Australia has seen a substantial shift away from oil towards gas development.

There are two distinct regional gas markets which service domestic gas consumption, one on each coast of Australia, respectively.

West Coast of Australia Domestic Gas Market

Market overview

The Western Australian (“WA”) domestic gas market primarily services several large industrial consumers and mining firms, the majority of which are supplied directly through the transmission network (such as the Dampier to Bunbury Natural Gas Pipeline and the Goldfields Gas Pipeline). The remaining large customers are supplied by domestic LNG facilities, which convert natural gas to LNG which is then transported by road. According to the Australian Energy Market Operator’s (“AEMO”) 2020 Western Australia Gas Statement of Opportunities (“AEMO20 Gas Statement”), customers supplied through the retail distribution network account for 6% of WA’s total domestic gas consumption. Despite its relatively small population, WA has the highest natural gas consumption of all Australian states. WA consumed 669 PJ of gas in 2018-2019, approximately 42% of Australia’s total gas consumption (AEMO20 Gas Statement).

The large majority of gas reserves in WA are from conventional reservoirs located in the offshore Carnarvon and Perth basins. While most of WA’s gas reserves are developed as LNG export projects, domestic supply in WA is underpinned by a domestic gas reservation policy (“WA Domestic Gas Policy”). Under the policy, introduced in 2006, gas equivalent to 15% of LNG production from LNG export projects is required to be reserved for domestic use as a condition of LNG project approval. The policy contains flexibility, allowing negotiations to occur on a case-by-case basis regarding the method by which the LNG project proponents fulfil their domestic gas commitments, including from alternative sources.

Key recent trends

In 2021, a number of producers made progress on developing and commercializing domestic gas fields and LNG projects which is likely to contribute to supply in the coming years. Demand for WA’s key commodities, particularly gold and iron ore, has remained strong throughout the COVID-19 pandemic which has flowed through to increased domestic gas demand for mining operations (AEMO20 Gas Statement).

The WA Government clarified the WA Domestic Gas Policy to state that it would not agree to exports of gas through the WA pipeline network, and that supply of gas to the east coast would be treated as an export for the purposes of the policy.

In the past 18 months there has been an increase in proposed hydrogen projects, with a number of producers, including Woodside, entering into hydrogen development opportunities. As of January 2022, the WA Government was funding seven renewable hydrogen feasibility studies as part of the Renewable Hydrogen Strategy. The studies include examining solar hydrogen for waste collection and light vehicle fleets in Cockburn, a hydrogen refueling hub in Mandurah, and the potential for an electrolysis hydrogen production plant in the Great Southern or Wheatbelt regions.

Market dynamics

The WA domestic gas market is characterized by:

•	Large gas reserves that are generally located offshore and developed mainly to supply the global LNG market.

•	A limited number of large suppliers/producers and consumers.

•	Bilateral, confidential, long-term take-or-pay gas sales contracts.

•	Residential, commercial, and small industrial consumers comprising a small proportion of total demand.

•	Small volumes of short-term and spot gas sales.

•	A small number of pipelines, interconnectors, and limited surplus pipeline capacity.

•	Information about supply that is available to be contracted, potential buyers, and gas contract pricing is not readily available.

•	78 PJ of storage capacity (AEMO21 Gas Statement).

Demand outlook

According to the AEMO, gas consumption in WA is expected to be supported by strong demand for the State’s commodities through the development of new resources projects. Long-term west-coast gas demand is expected to grow moderately at an average annual rate of 0.8% through 2031, growing from 1,071 TJ/day in 2022 to 1,150 TJ/day in 2031 (AEMO21 Gas Statement). In 2021, large customers accounted for ~85% of gas consumed in WA with a majority of gas consumed in the minerals processing, mining and electricity generation sectors (Gas Bulletin Board WA data).

Supply outlook

Gas supply to the WA domestic market is largely dependent on the sustained development of gas reserves. Overall, potential gas supply is projected to decline at an average annual rate of 1.4% between 2022 and 2031 (AEMO21 Gas Statement). AEMO notes that there is a large volume of undeveloped gas from fields such as Clio-Acme and Equus that could supply the WA domestic market over the next 10 years but are currently too speculative to include in its potential supply forecasts (AEMO20 Gas Statement).

Supply and demand balance

The supply of gas in the Western Australian domestic gas market is expected to be sufficient to meet demand until 2024 (AEMO21 Gas Statement). Between 2025 and 2027, gas supply is expected to exceed demand by 85 TJ/day (AEMO21 Gas Statement). From 2027, the Scarborough project is forecast to supply up to 210 TJ/d into the domestic market, resulting in potential gas supply exceeding domestic gas supply until 2030 (AEMO21 Gas Statement). After this time, declining reserves at domestic gas only facilities is expected to cause forecast gas demand to again exceed forecasted supply (AEMO21 Gas Statement).

Figure 3—Domestic gas market balance, base scenario, 2022E to 2030E (AEMO21 Gas Statement)

East Coast of Australia Domestic Gas Market

Market overview

The east coast market, which includes New South Wales, Queensland, South Australia, Victoria, and Tasmania, is characterized by:

•	Active short-term gas hubs which provide greater price discovery and trading flexibility.

•	Smaller gas reserves which are predominantly located onshore.

•	Short-term and spot gas sales, which are expected to increase as more consumers seek shorter-term contracts.

•	Over 200 PJ of gas storage capacity.

Key recent trends

The east coast gas market is heavily contract based, with only a small share of production traded on the wholesale (spot) market. This is because long-term contracts provide producers the confidence to invest in new gas supply, and large gas users the confidence to invest in new gas-consuming projects (Understanding the East Coast Gas Market, Reserve Bank of Australia report (“RBA East Coast Gas Market Report”)).

Contracted prices apply to the bulk of east coast gas demand and production. Contracted gas prices are expected to remain structurally higher than their pre-2015 levels over coming decades, reflecting higher marginal costs of domestic production (RBA East Coast Gas Market Report).

Market dynamics

Evidence suggests that the development of the three Queensland LNG export projects, being Australia Pacific LNG (“APLNG”), Queensland Curtis LNG (“QCLNG”) and Gladstone LNG (“GLNG”), has created a link between domestic east coast gas prices and international gas prices. This link was created because there is spare export capacity at the LNG projects—giving local gas producers the option to sell into international markets. Wholesale prices will likely continue to be influenced by LNG export prices as long as this option is available. In aggregate these projects had around 15% spare capacity available in 2018/19 and 2019/20, which was equivalent to around two-fifths of domestic demand in 2019 (RBA East Coast Gas Market Report).

Demand outlook

Industrial demand accounts for the largest portion of domestic gas usage on the east coast. With east coast gas prices likely to remain structurally higher than pre-2015 levels, it seems unlikely that industrial gas consumption will increase materially going forward. Another substantial source of east coast gas demand is for gas-fired electricity generation (RBA East Coast Gas Market Report). Long-term east-coast demand is forecast to remain flat at around 2,000 PJ/a, owing to recent downward revisions to gas-powered electricity generation and flat demand from the industrial and LNG sectors (Australian Energy Market Operator: Gas Statement of Opportunities for Eastern and Southern Australia (March 2021) (“AEMOESA Report”)). LNG production from APLNG, QCLNG and GLNG makes up 69% of gas demand in the East Coast of Australia and Northern Territory.

Supply outlook

The largest east-coast gas basins have been targeted for LNG exports. Most of this supply is made up of Queensland coal-seam gas, and the three Gladstone-based LNG projects that operate represent 74% of Queensland and Northern Territory total resources/reserves as of July 2021. Reserves located near domestic demand centers in offshore Victorian basins, particularly the Gippsland Basin are in decline (AEMOESA Report). Resource potential of over 100 Tcf has been identified in prospective basins and plays, with the Northern Territory’s (“NT”) McArthur / Beetaloo Basin the most promising, but the projected time required to bring this supply to market is five-to-ten years or more. The Port Kembla Gas Terminal (“PKGT”) in NSW is estimated to inject up to 500 terajoules (“TJ”) per day into the domestic market. Provided this is delivered ahead of winter 2023, there is expected to be sufficient supply, deferring shortfalls to at least 2026 (AEMOESA Report). The introduction of PKGT and other LNG import terminal proposals currently being progressed as of March 2021 have potential to permanently change domestic gas market dynamics (AEMOESA Report).

In April 2021, BHP announced the successful commissioning of the Gippsland Basin Joint Venture’s West Barracouta natural gas field in the Bass Strait offshore Victoria, which will provide new domestic gas supply to Australia’s east coast. The West Barracouta field is the largest domestic gas project in Australia in recent years and will help to increase the supply of gas to the east coast (source: BHP ASX Announcement dated 19 April 2021).

Supply and demand balance

The east coast gas market is likely to remain short in supply without the development of further gas resources and LNG import terminals. While the northern region of the East Coast (Queensland and the NT) is expected to be self-sufficient in gas until 2030, the southern region (which includes NSW/ACT, Victoria, Tasmania and South Australia) is contending with the decline of legacy basins and is expected to require support from Queensland and the NT and at least two import terminals to satisfy demand. Victoria and Tasmania rely on long distance supply from Queensland and the Beetaloo basin in NT from 2025. This is costly gas to ship, and may require more LNG imports if it does not materialize, or is too expensive.

Figure 4—Projected eastern and south-eastern Australia gas production (including export LNG), Central scenario, existing, committed, and anticipated developments, 2022E-2040E (PJ) (AEMOESA Report)

LNG Market

Market overview

The LNG market is a global export-driven market dominated by larger players, with Australia being the largest LNG exporter by volume in 2021, producing 79.2 Mt compared to Qatar at 78.0 Mt (Wood Mackenzie Commodity Report, Global Gas Supply, January 2022 (“WMGGS Report”)) and the U.S., at 67.5 Mt.

Key recent trends

The global LNG price recovery has accelerated since the lows experienced on the back of the COVID-19 pandemic, supported by a recovery in Chinese LNG demand which was up 20% in the second half of 2021 vs 2020 and European carbon prices and other factors (Wood Mackenzie Global Gas 2021 Outlook to 2050).

Global production in 2021 grew by 20 Mt on 2020 volumes (WMGGS Report). However, much of the “growth” is a result of LNG plants in marginal supply markets such as Egypt and the U.S. which are returning to regular production profiles after operating at reduced levels in 2020 due to depressed LNG prices (WMGGS Report). Supply has not been quick to rebound following COVID-19 as a result of lowered investment over 2015-2017 and also because of delays to several projects under construction. Organic supply growth is expected to return in 2022, as new projects in the U.S. and Indonesia come online. Overall capacity additions from under-construction projects during 2023-2025 are expected to be small, with Tortue FLNG Phase 1 (on the border of Senegal and Mauritania) expected in 2023, Arctic LNG-2 (Russia) in late 2023 and Costa Azul Phase 1 (Mexico) in 2025 (WMGGS Report). Woodside’s Scarborough development is targeted to come online in 2026.

Market Dynamics

The vast majority of Australian LNG is sold into the Asia Pacific market under long-term bilateral contract arrangements, with pricing indexed to the price of crude oil. Historically these contracts have had durations of up to 25 years. This provided producers, particularly for greenfield projects, with a level of certainty on the recovery of significant upfront investment and provided Asian purchasers long-term security of energy supply. In recent years, primarily due to the increased liquidity in the global LNG market, producers and purchasers in the Asian region have concluded bilateral contracts over shorter durations of between 5 and 15 years.

While the exact terms of the oil price linkage in Asian LNG contracts is negotiated confidentially between buyers and sellers, LNG prices have commonly been linked to the price of JCC crude oil. JCC reflects the average price of crude oil imported into Japan and closely correlates to the lagged price of Brent oil. Brent oil is also increasingly being used as a price marker for LNG in the Asian region, particularly in China, Korea, Taiwan, India and SE Asia. This contrasts with the spot market pricing of natural gas in North America, and to a lesser extent Europe, where competing sources of gas (pipeline and LNG) are priced in hubs.

Long-term LNG contracts are often subject to periodic price review which may occur through bilateral agreement or be triggered contractually as a result of significant movements in oil price. This is particularly the case with contracts greater than ten years in duration. While the vast majority of Australia’s LNG production continues to be traded via long-term contracts, there has been an increase in shorter-term LNG trade (that is, spot and short-term contract sales) globally. A key contributing factor is the greater flexibility that short-term contracts can provide in terms of responding to changes in sources of supply and demand for LNG.

Demand outlook

This paragraph includes statistical data and market analysis regarding global gas demand. This information has been taken from information published by Wood Mackenzie, a provider of market overview and analysis, in a report entitled “Commodity Report, Global Gas Demand” dated October 2021 (“WMGGD Report”). This is licenced from Wood Mackenzie by Woodside. According to Wood Mackenzie, global LNG demand is expected to more than double in volume between 2021 and 2050 (Wood Mackenzie Commodity Report, Global Gas Demand, October 2021 (“WMGGD Report”)), With indigenous production decline in Europe and parts of Asia, LNG imports are expected to become the preferred supply type for many economies. Europe for example, could see LNG demand increase by 51 Bcm despite overall gas demand declines of 184 Bcm in 2021-2050 (WMGGD Report). Asia represents almost 90% of all the gas demand growth for 2021-2050, and Australian LNG producers benefit from the close proximity and long-term relationships with Asian markets (WMGGD Report).

While there are challenges posed for natural gas demand due to the energy transition, Wood Mackenzie is forecasting global gas demand to grow under all of their scenarios between 2021 and 2035 (WMGGD Report). Natural gas’s share in global total primary energy demand is expected to peak by the early 2040s, highlighting the role gas is expected to play in supporting the energy transition in the medium to longer-term (WMGGD Report). Gas demand could see a substantial decline under Wood Mackenzie’s Accelerated Energy Transition 1.5-degree scenario (AET-1.5 scenario) post 2035. Wood Mackenzie’s AET-1.5 scenario outlines a view of the world that limits the average rise in global temperatures to 1.5 °C compared with pre-industrial times (WMGGD Report).

Supply outlook

The 2020 COVID-19 pandemic and low oil and gas prices in 2020 resulted in a number of delays to the start dates for new LNG supply projects that are under-construction and to the timelines for projects that were proposed to take final investment decisions. In 2020, only one project took final investment decision, the Energia Costa Azul LNG. In 2021, a few projects have taken final investment decisions, including Qatar’s North Field East project, the Darwin LNG backfill (Barossa) in Australia, Russia’s Baltic LNG (Ust-Luga) and the Scarborough-Pluto Train 2 project in Australia.

In total, more than 140 Mtpa of LNG supply capacity is due to come online by 2027-2028, including under construction projects and those that have recently reached final investment decision. However, some of these projects, such as Mozambique LNG are at risk of further delay.

The U.S. is set to become the largest export market, with more than 30 Mtpa of LNG supply under construction, on top of the more than 77 Mtpa of operational LNG capacity.

In the longer-term, Qatar, Russia and the U.S. are forecast to dominate LNG supply additions into the next decade, based on the large number of current project proposals and substantial and relatively low-cost gas resources.

Global Oil Market

Market overview and dynamics

The COVID-19 pandemic reduced oil demand in 2020 to well below 2019 levels. After an increase of 5.6MMbbl/d in 2021, the IEA estimates that oil demand will grow by 3.2 MMbbl/d in 2022 to reach 100.6 MMbbl/d, slightly above pre-COVID-19 levels. The IEA has also revised historical baseline demand going back to 2007 upward as a result of improvements in data sets and analytical methodologies (IEA Monthly Oil Market Report, February 2022 (“IEAFeb22 Report”)).

In the second quarter of 2020, the global oil market saw oil supply heavily outpacing world oil demand, leading to a drastic surge in global oil inventories within a short span of a couple of months. In response to this critical situation, in April 2020, OPEC and non-OPEC oil producing countries participating in the “Declaration of Cooperation,” known as “OPEC+”, announced voluntary production adjustments commensurate with the huge oil stock surplus, to achieve the rebalancing and stabilization of the global oil market (OPEC, Monthly Oil Market Report, November 2021).

Since early 2020, OPEC+ has been playing a significant role in balancing the market through production curbs. OPEC+ member countries have the ability to produce over 40% of the world’s crude oil. Equally important to global prices, OPEC+’s oil exports can represent more than 60% of the total petroleum traded internationally. Due to this market share, OPEC+’s actions can, and do, influence international oil prices. In particular, indications of changes in crude oil production from Saudi Arabia, OPEC+’s largest producer, frequently affects oil prices.

The extent to which OPEC+ utilizes available production capacity is often used as an indicator of the tightness of global oil markets, as well as an indicator of the extent to which OPEC+ is exerting upward influence on prices. The U.S. Energy Information Administration defines spare capacity as the volume of production that can be brought on within 30 days and sustained for at least 90 days. Saudi Arabia, the largest oil producer within OPEC+ and the world’s largest oil exporter, historically has had the greatest spare capacity. Saudi Arabia generally keeps more than 1.5 – 2 MMbbl/d of spare capacity on hand for market management. OPEC+ spare capacity provides an indicator of the world oil market’s ability to respond to potential crises that reduce oil supplies. As a result, oil prices tend to incorporate a rising risk premium when OPEC spare capacity reaches low levels.

According to Geoscience Australia, an agency of the Australian Government, Australia holds just 0.3% of the world’s oil reserves as of September 2021. Most of Australia’s known remaining oil resources are LPG and condensate, associated with giant offshore gas fields in the Browse, Carnarvon, and Bonaparte basins. Australian oil production has been in decline since 2009 as new reserve developments have failed to match the rate of depletion in existing fields. Oil production in 2019 showed a reversal to this long-term trend following the start-up of the Greater Enfield (Woodside operated), Ichthys and Prelude projects on the North West Shelf.

According to the U.S. Energy Information Administration Gulf of Mexico Fact Sheet, the Gulf of Mexico area, both onshore and offshore, is one of the most important regions for energy resources and infrastructure. In 2021, production from the Gulf of Mexico was affected by hurricane activity which resulted in prolonged outages.

Key recent trends

As at February 2022, oil prices were scaling multi-year highs as a shortage of natural gas, LNG and coal boosted demand for oil as economic growth continues and global mobility improves, Brent was $96/bbl and WTI was $95/bbl. Despite increasing global COVID-19 cases in the fourth quarter of 2021, measures taken by governments to contain the virus were less severe than during earlier waves and the resulting impact on economic activity and oil demand was relatively subdued. Oil demand exceeded IEA expectations in the fourth quarter of 2021, increasing by 1.1 MMbbl/d to 99 MMbbl/d. World oil supply, meanwhile, is projected to rise sharply in 2022 towards year end as U.S. output bounces back from Hurricane Ida and responds to the higher price environment, and OPEC+ continues to unwind cuts. Canada and Brazil are also expected to achieve record production levels. Additionally, in January 2022 Ecuador, Libya and Nigeria were already ramping up production.

By the end of September 2021 it was clear that, in terms of shut-in volumes, Hurricane Ida was the most significant storm to hit the U.S. Gulf Coast in over 10 years. Ida passed through the U.S. GOM in late August 2021 but the prolonged shutdowns triggered by the storm made a much larger dent in September supply. By early October 2021, over 95% of GOM supply was back online with the remaining 70 kbbl/d of outages likely to linger into the first quarter of 2022 (IEAOct21 Report).

Oil prices have rallied and in early March 2022 were at multi-year highs as markets priced in geopolitical risk premiums relating primarily to Russia’s invasion of the Ukraine, exacerbating market uncertainty and energy market volatility.

Market dynamics

At the time of writing, OPEC+ continues to closely monitor demand as it manages it supply into the market. OPEC crude oil capacity is expected to grow from 33.9 MMbbl/d in 2021 to 38.7 MMbbl/d by 2044. Including NGL, overall OPEC liquids capacity is expected to grow from 39.1 MMbbl/d in 2021 to 43.6 MMbbl/d in 2040. The main drivers of this growth are Iraq and the UAE, plus longer-term recovery in Iran, Venezuela and Libya (Wood Mackenzie: Macro Oils long-term 2021 Outlook to 2050 (“WM Outlook to 2050”)).

Demand outlook

According to Wood Mackenzie, global total liquids demand is expected to continue to grow peaking by 2034 at 108 MMbbl/d and then gradually decline. For 2050, total demand is expected to retreat to 96 MMbbl/d, lower than 2019 levels by 4 MMbbl/d. If ethane, LPG and biofuels are excluded, demand in 2050 would be 74 MMbbl/d, or 10 MMbbl/d lower than in 2019 (WM Outlook to 2050).

Supply outlook

Supply is expected to continue to return into 2022, loosening the market further. In the near term, the reintroduction of OPEC+ supply will restore significant volumes to the market through 2022. As at January 2022, Iran has not been able to reach a deal with the U.S. on the relief of sanctions leaving volumes out of the market. If a deal can be achieved, the return of Iranian barrels would also loosen global balances; however, negotiations have stalled. The formation of a unity government in Libya has brought stability in the near term. If stability can be maintained long-term investment capacity growth may occur increasing supply. Curtailed U.S. shale supply has also been slow to return to the market in 2021 despite the higher price environment. Supply is expected to return more quickly over the next 12 -24 months, loosening the market further.

BUSINESS AND CERTAIN INFORMATION ABOUT WOODSIDE

Overview

Woodside is an ASX listed oil and gas company based in Perth, Western Australia. As a leading Australian LNG operator, Woodside operated 5% of global LNG supply in 2021. Woodside operates the majority of its assets and has over 65 years of experience in the oil and gas industry. Woodside’s producing portfolio is primarily centered around the production of LNG from conventional offshore projects in Western Australia and also includes oil, condensate, LPG and domestic gas for Western Australian customers.

Woodside’s operated LNG projects include two integrated projects, NWS Project (as defined below), Australia’s largest LNG project, and Pluto LNG.

Offshore, Woodside operates two floating production storage and offloading (“FPSO”) facilities, the Okha FPSO and Ngujima-Yin FPSO. Woodside also has a participating interest in Wheatstone LNG, which started production in 2017 and is the upstream operator of Julimar-Brunello, one of the Wheatstone LNG feeder fields.

In addition to its producing assets, Woodside is progressing the development of the Scarborough gas resource through new offshore facilities to a proposed second LNG train (“Pluto Train 2”) at the existing Pluto LNG onshore facility in Western Australia. Woodside is also connecting Pluto LNG with the North West Shelf Project through the Pluto-KGP Interconnector to create an integrated LNG production hub on the Burrup Peninsula. See the sections entitled “Projects and Growth Options” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Woodside” for Woodside’s recent historic and ongoing principal capital expenditures and divestitures.

Internationally, Woodside is executing the Sangomar Oil Field Development in Senegal, having achieved final investment decision in January 2020. This development is targeting first oil in 2023.

Recent Performance

Woodside benefited from a strong rebound in market conditions in 2021 following the challenges and uncertainty brought on by COVID-19 in 2020. Operating revenue rose 93% year-on-year to $6,962 million primarily due to higher realized prices and an increase in the number of traded LNG cargoes.

			2021	2020	2019
Financial Summary and Key Ratios
Operating revenue	$	million	6,962	3,600	4,873
Underlying EBITDA (1)	$	million	4,135	1,922	3,531
EBIT (1)	$	million	3,493	(5,171)	1,091
Net profit after tax	$	million	1,983	(4,028)	343
Net cash from operating activities	$	million	3,792	1,849	3,305
Dividends distributed	$	million	404	766	1,189
Key ratios
Effective income tax rate (2)%			32.0	20.5	57.2
Earnings		US cps	206.0	(423.5)	36.7
Gearing (1)%			21.9	24.4	14.4
Sales volumes
Gas		MMboe	93.7	86.5	81.5
Liquids		MMboe	17.9	20.3	15.9
Total		MMboe	111.6	106.8	97.4

(1)

These are non-GAAP financial measures. For calculation methodologies and reconciliations to the nearest GAAP financial measures, see the sections entitled “Disclaimer and Important Notices—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Woodside—Non-GAAP Financial Measures.”

(2)

The global operations effective income tax rate is calculated as Woodside’s income tax expense divided by profit before income tax. The 2019 effective income tax rate was impacted by non-deductible foreign expenditure of $242 million.

The following table presents Woodside’s production volumes and realized prices for the years ended 31 December 2021, 2020 and 2019:

	Units	2021	2020	2019
Production Volumes
LNG	MMboe	70.8	75.1	67.7
Domestic gas	MMboe	2.5	5.3	6.1
Condensate	MMboe	8.7	9.8	9.6
Oil	MMboe	8.6	9.7	5.6
LPG	MMboe	0.5	0.5	0.5
Total production	MMboe	91.1	100.3	89.6
Average Realized Sales Price
Average realized price	$/boe	60.3	32.4	47.8

Overview of assets

Woodside’s portfolio is centered around large-scale integrated LNG projects which are supplied by conventional offshore Western Australia fields. These projects also supply condensate and LPG to Australian and international markets and domestic gas to Western Australia. Woodside is the operator of all its key producing assets, apart from Wheatstone LNG, where it is operator of Julimar Brunello, one of the Wheatstone LNG feeder fields. Woodside’s key projects in execution are Scarborough and Pluto 2 development, which is a new LNG development through an expansion at Pluto LNG, and the Sangomar Oil Field Development in Senegal. Woodside holds further gas resources as future development opportunities.

Asset	Description	Operator	Woodside ownership	2021 Production MMboe(2)
Pluto LNG	LNG facility processing gas from the subsea offshore Pluto, Xena and Pyxis gas fields in Western Australia. Gas is piped from the offshore Pluto-A platform to a 4.9 Mtpa LNG processing train.	Woodside	90%	44.3

North West Shelf Project	LNG facility processing gas and condensate from the offshore North Rankin and Goodwyn-A offshore platforms and subsea tie-backs. Onshore facilities include 5 LNG trains with 16.9 Mtpa LNG export capacity, condensate trains and a domestic gas plant.	Woodside	16.67%	24.7

Asset	Description	Operator	Woodside ownership	2021 Production MMboe(2)

Wheatstone	8.9 Mtpa LNG facility processing gas from the offshore Wheatstone, Iago, Julimar and Brunello gas fields. The onshore plant consists of two LNG trains, a domestic gas plant and associated infrastructure.	Chevron	Wheatstone LNG: 13% Julimar Brunello: 65%	13.5

Australia Oil	Two stand-alone oil developments offshore Western Australia, comprising the Nguyjima-Yin FPSO and Okha FPSO.	Woodside	Various	8.6

Asset	Description	Operator	Woodside ownership	FID/Target FID	Target first production
Key projects

Scarborough/ Pluto Train 2	The development of the 11.1 Tcf (100%) Scarborough offshore gas resource comprises a new floating production facility, trunkline to shore and expansion of the existing Pluto LNG onshore facility (including construction of Pluto Train 2).	Woodside	73.5% / 51%(1)	FID announced 22 November 2021	2026 (first cargo)

Sangomar	Senegal’s first oil development comprises a stand—alone FPSO and subsea infrastructure, located approximately 100 km south of Dakar.	Woodside	82%	FID announced Jan 2020	2023 (first cargo)

Other development opportunities

Browse	Located in the offshore Browse Basin, approximately 425 km north of Broome in Western Australia, comprising the Brecknock, Calliance and Torosa fields.	Woodside	30.6%

Sunrise	Comprises the Sunrise and Troubadour gas and condensate fields, collectively known as Greater Sunrise, located between Australia and Timor-Leste.	Woodside	33.44%

Asset	Description	Operator	Woodside ownership	FID/Target FID	Target first production

Myanmar Block A-6 (3)	Offshore gas-prone resource in the Bay of Bengal, offshore Myanmar.	Woodside	40%

Liard Basin (4)	Upstream gas resource in British Columbia, Canada, provides an option to investigate potential future natural gas, ammonia and hydrogen opportunities.	Chevron	42.5 – 100%

(1)

On 18 January 2022, Woodside completed the sale of a 49% non-operating participating interest in Pluto Train 2 to Global Infrastructure Partners (“GIP”). The transaction had an effective date of 1 October 2021.

(2)	Woodside’s share.
(3)

On 27 January 2022, Woodside decided to withdraw from its interests in Myanmar. Woodside intends to commence arrangements to formally exit Blocks AD-1 and AD-8, the A-6 Joint Venture and the A-6 production sharing contract held with the Myanma Oil and Gas Enterprise.

(4)	Woodside is retaining an upstream position in the Liard Basin by assuming full equity in 28 non-infrastructure related Liard Basin leases from Chevron Canada alongside 11 leases held on a 50% basis.

Producing Assets

Pluto LNG

Pluto LNG overview and history

Pluto LNG processes gas from six subsea wells on the offshore Pluto, Xena and Pyxis gas fields in Western Australia. Natural gas and condensate are piped through a 180 km trunkline to a single onshore facility, located between the NWS Project and the Dampier Port on the Burrup Peninsula. The offshore infrastructure includes the Pluto-A Offshore Platform, located 180 km north-west of Karratha in 85 meters of water.

The onshore infrastructure currently comprises a single LNG processing train (“Pluto Train 1”) and has an average annualized capacity of 4.9 Mtpa. The facility has been producing above nameplate capacity (~15% higher than the 4.3 Mtpa at start-up in 2012) due to LNG capacity improvements through process optimization and equipment upgrades utilizing new technology. Pluto LNG also produces condensate and domestic gas.

Pluto LNG is one of the world’s most technologically advanced LNG production facilities, with the Pluto gas field discovered by Woodside in 2005 and achieving first production seven years later. The project has delivered more than 500 cargoes.

In order to process Scarborough gas, Woodside is undertaking an expansion of Pluto LNG through the construction of a second gas processing train, Pluto Train 2, which would have a capacity of 5.0 Mtpa. Woodside announced on 22 November 2021 that final investment decisions have been made in relation to the Scarborough and Pluto Train 2 developments. The Scarborough and Pluto Train 2 developments also include the processing of 1.5 – 3.0 Mtpa LNG at Pluto Train 1 as well as utilizing the already built common facilities, which will require modifications to accommodate the Scarborough gas.

Woodside is also currently constructing the Pluto–KGP Interconnector, a pipeline connecting Pluto LNG and the North West Shelf’s Karratha Gas Plant (“KGP”). The infrastructure will allow the transfer of gas between the plants to optimize production across both facilities and enable future development of additional gas reserves.

Ownership structure and joint ventures

The Pluto fields lie within permit WA-34-L. Woodside operates and has a 90% participating interest in the Pluto LNG joint venture. The other Pluto joint venture participants are Tokyo Gas Co., Ltd. and Kansai Electric Power Company, Incorporated, who each own 5% of the project and are also the key long-term LNG off-takers in the project. Woodside is the sole holder of exploration permit WA-404-P, and any commercial discoveries made in this permit are intended to be tied back to Pluto LNG.

Growth opportunities

Woodside is developing additional offshore resources and improvements to the onshore Pluto LNG facility. The Pyxis Hub Project comprises the subsea tie-back of the Pyxis, Pluto North and Xena fields to the Pluto offshore platform. Woodside has commenced installation of subsea equipment and is preparing for cold commissioning and start-up for the initial wells.

The Pluto water handling project was successfully installed on the Pluto offshore platform in late-2020. Once commissioned, the module will allow increased wet gas production. Hook-up and commissioning activities are continuing in 2022.

Figure 5—Pluto Project map

Pluto Project map in relation to Woodside and BHP Petroleum’s Western Australia projects: Fields, blocks and pipelines shown in maps are stylized and not to scale. These maps are intended to show the general location and proximity of Woodside and BHP Petroleum’s Carnarvon Basin assets as of the date of this prospectus. This map only shows the key Woodside and BHP Petroleum fields, leases and pipelines, which are referenced in the sections entitled “Business and Certain Information About Woodside” and “Business and Certain Information About BHP Petroleum.”

Onshore infrastructure

Pluto LNG Plant
Location	1,260 km north of Perth, WA
Facility type	Onshore gas plant
Facility features	1 LNG processing train, 1 domestic gas offtake point, 2 condensate stabilization units, 1 domestic LNG truck loading facility
Product	LNG (both domestic and export), condensate, pipeline gas
First production	2012
Capacity	LNG: 4.9 Mtpa
Domestic gas: 25 TJ/d
Condensate: 1,140 tonnes/d

Offshore infrastructure

Pluto Platform
Location	190 km north-west of Karratha, WA
Facility type	Steel jacket fixed platform
Fields (discovered)	Pluto (2005), Xena (2006), Pyxis (2015)
Product	Gas and condensate
Production capacity	Raw gas: 1,320 tonnes/d
First production	2012
Platform water depth	85 m
Subsea and pipelines	Trunkline 1 to shore

North West Shelf Project

North West Shelf Project overview and history

The North West Shelf project (“NWS Project”) consists of several offshore conventional gas and condensate fields in the Carnarvon Basin off the Pilbara coast of Western Australia and associated offshore and onshore infrastructure.

The NWS Project was formed in the 1960s and the first deliveries of gas were made to Perth via the Dampier to Bunbury natural gas pipeline (“DBNGP”) in 1984. The first LNG cargo was delivered to Japan in 1989 and the project has delivered in excess of 5,500 cargoes.

The North West Shelf production infrastructure consists of four offshore platforms; the North Rankin Complex (“NRC”) which comprises the North Rankin A and North Rankin B platforms; Goodwyn A Platform; and the Angel Platform. The offshore infrastructure also includes the subsea tiebacks of Greater West Flank and Perseus over Goodwyn to Goodwyn A and Persephone to NRC. Gas from these platforms is transported from the North Rankin Complex by two 135 km subsea trunklines onshore to the KGP on the Burrup Peninsula.

KGP is an advanced, integrated gas production system, producing LNG, domestic gas, condensate and LPG. The facility is located 1,260 km north of Perth, Western Australia and covers approximately 200 hectares. KGP has an LNG export capacity of 16.9 Mtpa, with five LNG processing trains, two domestic gas trains, six condensate stabilization units and three LPG fractionation units.

The NWS Project infrastructure provides an opportunity for processing third-party gas as the NWS reserves decline. In July 2020, NWS Project participants executed amendments to the joint venture governance documents which enable the processing of third-party gas through the NWS Project facilities.

In further support of processing gas supplied by other resource owners, the NWS Project participants executed fully-termed gas processing agreements (“GPAs”) in December 2020 for processing third-party gas through the NWS project facilities. GPAs were signed with Woodside Burrup Pty Ltd, in respect of gas from the Pluto fields, and with subsidiaries of Mitsui & Co Ltd and Beach Energy Limited, in respect of gas from the Waitsia Gas Project Stage 2. Execution of the GPAs is an important milestone in establishing NWS as a tolling facility, and is expected to unlock further value for the NWS Project participants.

In December 2020, the NWS Project participants took final investment decision for the infrastructure required to receive gas from the Pluto-KGP Interconnector. See the section entitled “Business and Certain Information About Woodside—Projects and Growth Options—Pluto-KGP Interconnector” for further detail on the Pluto-KGP Interconnector.

The NWS Project participants are currently in the process of planning restoration of the no longer producing Echo-Yodel and Angel subsea wells and associated subsea infrastructure.

Ownership structure and joint ventures

The North West Shelf fields lie within permits WA-1-L, WA-23-L, WA-24-L, WA-3-L, WA-30-L, WA-5-L, WA-6-L, WA-7-R, WA-57-L, WA-58-L, WA-56-L, WA-2-L, WA-28-P, WA-4-L, WA-9-L, WA-16-L, WA-52-L, WA-53-L and WA-11-L. Ownership of the NWS Project and the associated production is split between several joint ventures with different participating interests. Woodside owns a one-sixth stake in the original NWS LNG joint venture, which was responsible for all LNG production and sale at the NWS Project. Other NWS LNG joint venture participants, which also own one-sixth stakes, include BHP Petroleum, BP plc (“BP”), Chevron Corporation (“Chevron”), Royal Dutch Shell plc (“Shell”) and Japan Australia LNG (MIMI) Pty Ltd. CNOOC also has a participating interest in the NWS Project through the joint venture that is responsible for supplying LNG to the Guangdong Dapeng LNG Project in China (“China LNG JV,” Woodside participating interest: 12.5%). There are other joint ventures within the NWS Project, which are responsible for Western Australian domestic gas production (Woodside participating interest: 15.78%) and production of additional “equity lifted LNG” (the proportion of LNG which Woodside is entitled to lift and sell, in its own right, as a result of its participating interest in the relevant project) above joint contract quantities (Woodside participating interest: 15.78%).

Dedicated LNG facilities, such as the gas treatment and liquefaction trains and LNG storage tanks, are owned on an equal one-sixth basis by six of the seven NWS Project participants (excluding CNOOC, which has an interest in the China LNG JV only). All other assets, which are used in both the domestic gas and LNG processing activities, are owned in varying percentages (excluding CNOOC) based on JVP interests in the above joint ventures. The six NWS Project participants also separately own an equal share in ships that they utilize for the NWS Project.

Figure 6—North West Shelf Project map in relation to Woodside and BHP Petroleum’s Western Australia projects. Fields, blocks and pipelines shown in maps are stylized and not to scale. These maps are intended to show the general location and proximity of Woodside and BHP Petroleum’s Carnarvon Basin assets as of the date of this prospectus. This map only shows the key Woodside and BHP Petroleum fields, leases and pipelines, which are referenced in the sections entitled “Business and Certain Information About Woodside” and “Business and Certain Information About BHP Petroleum.”

Principal producing fields

The principal fields in the North West Shelf are Goodwyn, North Rankin, Perseus and fields within the Greater Western Flank area. This group of fields is located approximately 135 km offshore of northwest Australia in water depths ranging between 80m and 130m. These fields are primarily natural gas fields, with the exception of Cossack Wanaea Lambert Hermes, which are predominantly oil fields (described further in the section entitled “—Australia Oil.” Total acreage for all permits/license areas covered by the NWS Project is 3,790 km2.

Onshore infrastructure

Karratha Gas Plant
Location	1,260 km north of Perth, WA
Facility type	Onshore gas plant
Facility features	5 LNG processing trains, 2 domestic gas trains, 5 condensate stabilization units, 3 LPG fractionation units
Product	LNG, pipeline natural gas, condensate and LPG
First Production	1984
Capacity	LNG: 16.9 Mtpa
Domestic Gas: 630 TJ/d
Condensate: 14,385 tonnes/d

Offshore infrastructure

	North Rankin Complex	Goodwyn A Platform	Angel Platform
Location	135 km north-west of Karratha, Western Australia	23 km south-west of the North Rankin A platform, 135 km north-west of Karratha, Western Australia	120 km north-west of Karratha, Western Australia connected to the NRC via 50 km subsea pipeline
Facility type	Steel jacket fixed platform	Steel jacket fixed platform	Steel jacket fixed platform
Fields (discovered)	North Rankin (1971), Perseus (1996)	Goodwyn (1972), Echo (1988), Yodel (1990), Perseus (1996)	Angel (1971)
Product	Gas and condensate	Gas and condensate	Gas and condensate
Production capacity	Dry gas: 60,000 tonnes/d Condensate: 6,200 tonnes/d	Dry gas: 38,000 tonnes/d Condensate: 18,000 tonnes/d	Dry gas: 21,500 tonnes/d Condensate: 5,270 tonnes/d
First production	1984 (NR-A) and 2013 (NR-B)	1995	2008
Platform water depth	125 m	131 m	80 m
Subsea and pipelines	Trunkline 1 and 2 to shore	Interfield Line to Trunkline 2	Interfield Line to Trunkline 1

Wheatstone

Wheatstone overview and history

Wheatstone is located in the offshore North Carnarvon Basin off the Pilbara coast of Western Australia. The project consists of an offshore platform located 220 km from Onslow, Western Australia, connected by a trunkline to an onshore plant consisting of two LNG trains (8.9 Mtpa capacity), a domestic gas plant (200 TJ/d capacity) and associated infrastructure. Feedgas to the LNG train is supplied by the Chevron-operated Wheatstone and Iago fields and the Woodside-operated Julimar and Brunello fields. The Wheatstone Project also produces condensate and domestic gas.

Production from Train 1 commenced in 2017, Onshore LNG Train 2 successfully commenced production in June 2018 and domestic gas production supply commenced on 5 March 2019. Since production started, over 500 LNG cargoes have been lifted for a total of ~79 million cubic meters of LNG produced, and over 65 condensate cargoes have been lifted for a total of 6.8 million cubic meters of condensate produced as at 31 December 2021.

Ownership structure and joint venture

Chevron Australia Pty Ltd is the operator of the Wheatstone Project (64.14%). Woodside has a 13.0% participating interest, while the other joint venture participants are Kuwait Foreign Petroleum Exploration Company K.S.C. (“KUFPEC”) (13.4% participating interest), PE Wheatstone Pty. Ltd. (8.0% participating, a Japanese consortium) and Kyushu Electric Wheatstone Pty Ltd (1.46% participating interest). Woodside’s 13.00% interest in the Wheatstone Project includes the offshore platform, the pipeline to shore and the onshore plant, but excludes the Wheatstone and Iago fields and associated subsea infrastructure. Woodside also has a 65% operating interest in the Julimar Brunello Project and associated subsea infrastructure, with the remaining 35% owned by KUFPEC. The Julimar and Brunello fields lie within permit WA-49-L.

Figure 7—Wheatstone Project map in relation to Woodside and BHP Petroleum’s Western Australia projects. Fields, blocks and pipelines shown in maps are stylized and not to scale. These maps are intended to show the general location and proximity of Woodside and BHP Petroleum’s Carnarvon Basin assets as of the date of this prospectus. This map only shows the key Woodside and BHP Petroleum fields, leases and pipelines, which are referenced in the sections entitled “Business and Certain Information About Woodside” and “Business and Certain Information About BHP Petroleum.”

Onshore infrastructure

Wheatstone LNG Plant
Location	12 km west of Onslow on the Pilbara coast of Western Australia
Facility type	Onshore gas plant
Facility features	2 LNG processing train, 1 domestic gas train, 2 condensate stabilization units
Product	LNG, condensate, domestic gas
First production	2017
Capacity	LNG: 8.9 Mtpa
Domestic gas: 200 TJ/d
Condensate: 8,661 sm3/d

Offshore infrastructure

Wheatstone Offshore Platform
Location	220 km from Onslow, WA
Facility type	Offshore steel gravity structure platform
Fields (discovered)	Wheatstone (2004), Iago (2004), Julimar (2007), Brunello (2007)
Product	LNG, pipeline natural gas and condensate
Production capacity	Dry gas: 1,970 MMscf/d
Condensate: 8,600 sm3/d
First production	2017
Platform water depth	73 m
Subsea and pipelines	Woodside operated Julimar Brunello subsea development to Wheatstone offshore platform.
Chevron operated Wheatstone Iago subsea development to Wheatstone offshore platform.
Trunkline 1 to shore

Australia Oil

Australia Oil overview and history

Woodside’s Australia Oil operations consists of two facilities, Ohka FPSO and Ngujima-Yin FPSO, and their associated fields off the coast of Western Australia and are principally engaged in extracting oil.

Okha’s Cossack Wanaea, Lambert and Hermes fields are located approximately 135 km north-west of Karratha, off the north-west coast of Western Australia. All fields lie on the inner continental shelf in water depths of 75 to 135 m. Okha has 13 wells, 10 able to flow and 5 currently flowing. The Wanaea and Cossack fields also pipe a stream of LPG-rich gas via North Rankin to the KGP for processing. Though also located on the North West Shelf, the Okha FPSO is reported as its own entity.

The Ngujima-Yin FPSO processes crude oil from the Vincent and Greater Enfield oil fields. The development consists of 13 Vincent oil wells, 6 Greater Enfield oil wells, 1 gas injector and back producer, 2 Vincent water injection wells and 6 customised water flood wells.

Woodside is currently in the process of planning restoration including the plugging and abandonment of the no longer producing Enfield and Balnaves oil fields. Stybarrow is operated by BHP, and Woodside continues to support the planning for decommissioning in accordance with the joint venture agreement.

Ownership structure and joint ventures

The Ngujima-Yin FPSO fields lie within permits WA-59-L and WA-28-L. The joint venture is owned by Woodside (60.0%, operator) and Mitsui E&P Australia Pty Ltd. (40.0%).

The Okha FPSO fields lie within permits WA-11-L, WA-9-L and WA-16-L. The joint venture is owned by Woodside (33.33%), with the other joint-venture participants, including BHP Petroleum, BP, Chevron, and MIMI, who all own one-sixth.

Figure 8—Australia Oil Project map in relation to Woodside and BHP Petroleum’s Western Australia projects. Fields, blocks and pipelines shown in maps are stylized and not to scale. These maps are intended to show the general location and proximity of Woodside and BHP Petroleum’s Carnarvon Basin assets as of the date of this prospectus. This map only shows the key Woodside and BHP Petroleum fields, leases and pipelines, which are referenced in the sections entitled “Business and Certain Information About Woodside” and “Business and Certain Information About BHP Petroleum.”

Offshore infrastructure

	Ngujima—Yin FPSO	Okha FPSO
Location	50 km northwest of Exmouth, Western Australia	34 km east of the North Rankin Complex
Facility type	Floating production storage and offloading vessel	Floating production storage and offloading vessel
Fields (discovered)	Vincent (1998), Laverda Field (2000), Cimatti Field (2010), Norton Over Laverda (2011)	Wanaea (1989), Cossack (1990), Lambert (1976), Hermes (1973)
Product	Oil	Oil and gas
Production capacity	Oil: 120 kbbl/d	Oil: 60 kbbl/d Gas: 82 MMscf/d
First production	2008	1995
Facility water depth	350 m	80 m

Projects and Growth Options

Scarborough and Pluto Train 2

Scarborough and Pluto Train 2 Project overview and history

On 22 November 2021 Woodside announced that final investment decisions have been made in relation to the Scarborough and Pluto Train 2 developments, including new domestic gas facilities to Pluto Train 2.

The Scarborough field is located approximately 375 km west-northwest offshore the Burrup Peninsula and contains dry gas. Scarborough is part of the Greater Scarborough resource, including the Jupiter and Thebe fields.

Woodside, as operator of the Scarborough Joint Venture, is developing the Scarborough gas resource through new offshore facilities connected by an approximately 430 km pipeline to the proposed second LNG train (“Pluto Train 2”) at the existing Pluto LNG onshore facility.

The Scarborough reservoir contains only around 0.1% CO2. Scarborough gas processed through Pluto Train 2 is expected to be one of the lowest carbon intensity sources of LNG delivered to customers in north Asia, with first LNG cargo targeted for 2026.

All key primary environmental approvals are in place following approval of the Scarborough Nearshore Ministerial Statement 1142 by the Western Australian Minister for Environment in the third quarter of 2021. In the second quarter of 2020, the Scarborough Offshore Project Proposal was accepted by the NOPSEMA and in the fourth quarter of 2020, Production Licenses were granted for the WA-61-L (Scarborough) and WA-62-L (North Scarborough) titles. Woodside notes that proceedings have been commenced seeking judicial review of certain approvals. See the section entitled “Risk Factors—The Merged Group operations will be subject to the risk of litigation or arbitration” for more information.

The cost estimate for the entire development (including onshore processing) is $12.0 billion, (100% project, nominal), comprising $5.7 billion for the offshore component and $6.3 billion for the onshore component, which includes capital expenditure for the development of Pluto Train 2, modifications to Pluto Train 1 and domestic gas processing facility.

Processing and services agreement

The Scarborough and Pluto Train 2 joint ventures have executed a binding processing and services agreement (“PSA”) for the processing of Scarborough gas through the Pluto LNG Facilities. The PSA provides for the Scarborough Joint Venture to access LNG and domestic gas processing services at a rate of up to 8 million tonnes per annum of LNG and up to 225 terajoules per day of domestic gas for an initial period of 20 years, with options to extend.

The PSA is supported by associated processing and services agreements executed with the Pluto Joint Venture in respect of access to the existing Pluto LNG facilities.

About Scarborough

Scarborough lies within permits WA-61-L and WA-62-L. It is owned by Woodside (73.5%, operator) and BHP (26.5%). Woodside acquired its 73.5% stake in Scarborough through two acquisitions. Initially, Woodside acquired 25% of Scarborough from BHP in September 2016. This was followed by an acquisition of 50% of Scarborough from ExxonMobil in March 2018 after which Woodside assumed operatorship. Following these transactions, in February 2020 Woodside and BHP agreed to unitise participating interests across the Scarborough (WA-1-R) and North Scarborough (WA-62-R) titles, resulting in Woodside’s current interest of 73.5% interest in each title.

Woodside also owns an equal 50% stake with BHP Petroleum in the Thebe (WA-63-R) and Jupiter (WA-61-R) fields, which are part of the Greater Scarborough fields and options for potential future subsea tie-backs to the Scarborough Floating Production Unit (“FPU”).

About Pluto LNG and Pluto Train 2

On 15 November 2021, Woodside entered into a sale and purchase agreement with GIP for the sale of a 49% non-operating participating interest in the Pluto Train 2 Joint Venture. The effective date of the transaction is 1 October 2021 and completion occurred on 18 January 2022. Pluto Train 2 is a key component of the proposed Scarborough development and includes a new LNG train and domestic gas facilities to be constructed at the existing Pluto LNG onshore facility. The development of Pluto Train 2 is supported by the PSA entered into between the Pluto Train 2 and Scarborough joint ventures. In addition to its 49% share of capital expenditure, the agreement requires GIP to fund an additional amount of construction capital expenditure of approximately $822 million. Woodside’s joint venture capital contributions will be reduced accordingly. The estimated capital expenditure for the development of Pluto Train 2 from 1 October 2021 is $5.6 billion (100% project). If the total capital expenditure incurred is less than $5.6 billion, GIP will pay Woodside an additional amount equal to 49% of the under-spend. In the event of a cost overrun, Woodside will fund its 51% share plus up to approximately $822 million in respect of the GIP’s 49% share of any overrun (after which the cost overruns are borne in accordance with their respective equity share). Delays to the expected start-up of production will result in payments by Woodside to GIP in certain circumstances.

Figure 9—Scarborough Project map in relation to Woodside and BHP Petroleum’s Western Australia projects. Fields, blocks and pipelines shown in maps are stylized and not to scale. These maps are intended to show the general location and proximity of Woodside and BHP Petroleum’s Carnarvon Basin assets as of the date of this prospectus. This map only shows the key Woodside and BHP Petroleum fields, leases and pipelines, which are referenced in the sections entitled “Business and Certain Information About Woodside” and “Business and Certain Information About BHP Petroleum.”

Onshore infrastructure

Pluto Train 2
Location	1,260 km north of Perth, WA
Facility type	Onshore gas plant
Facility features	1 LNG processing train, 1 domestic gas facility
Product	LNG and domestic gas
FID	22 November 2021
Targeted first LNG cargo	2026
Capacity	LNG: 5.0 Mtpa
Domestic Gas: 225 TJ/d

Offshore infrastructure

Scarborough
Location	375 km north-west off the Burrup Peninsula, Western Australia
Processing facility type	Semi-submersible FPU
Fields	Scarborough (WA-61-L and WA-62-L) Thebe (WA-63-R) and Jupiter (WA-61-R) combined with Scarborough to constitute Greater Scarborough
Product	Dry gas
Production capacity	Dry gas: 33,582 tonnes/d
FID	22 November 2021
Targeted first LNG cargo	2026
Production wells	8 planned in Phase 1 with 13 total across life of field
Subsea pipelines	430 km trunkline to Pluto LNG

A sell-down process has been launched with the objective of reducing Woodside’s equity interest in Scarborough to approximately 50%, subject to receiving competitive proposals from high-quality counterparties.

Pluto-KGP Interconnector

Pluto-KGP Interconnector overview

The Pluto-KGP Interconnector will allow the transfer of gas between Pluto and KGP, optimizing production across both facilities. Transporting gas through the Interconnector will enable accelerated production of Pluto gas reserves, as well as third-party resources. The design capacity of the pipeline is more than 5 Mtpa.

In 2021, piping and tie-in infrastructure construction at KGP and Pluto LNG was progressed, including the installation of the primary module at Pluto LNG. Construction of the pipeline between the two facilities commenced in support of the targeted ready for start-up (“RFSU”) in 2022.

Sangomar

Sangomar Oil Field Development overview and history

The Sangomar Oil Field Development Phase 1 (the “Sangomar Oil Field Development”), containing both oil and gas, is located 100 km south of Dakar and will be Senegal’s first offshore oil development. The project is designed to allow subsequent development phases, including options for potential gas export to shore and future subsea tiebacks from other reservoirs and fields. Phase 1 total cost is estimated to be $4.6 billion (100% project).

On 9 January 2020, Woodside Energy Finance (UK) Ltd entered into a secured loan agreement with Societe Des Petroles Du Senegal (“Petrosen”) (the Senegal National Oil Company), to provide Petrosen with up to

$450 million for the purpose of funding capital construction costs associated with the Sangomar Oil Field Development. The facility has a maximum term of 12 years and semi-annual repayments of the loan are due to commence at the earlier of 12 months after ready for start up or 30 June 2025. The carrying amount of the loan receivable is $335 million at 31 December 2021 (31 December 2020: $113 million), which approximates its fair value.

Woodside made a final investment decision on the Sangomar Field Development Phase 1 in January 2020, and the development drilling program commenced in July 2021. First oil production is currently targeted for 2023.

Ownership structure and joint venture

On 4 September 2020 Woodside Energy (Senegal) B.V. executed a sale and purchase agreement to acquire Capricorn Senegal Limited’s entire participating interest in the Rufisque, Sangomar and Sangomar Deep (“RSSD”) joint venture. The transaction completed on 22 December 2020.

On 19 January 2021 Woodside Energy (Senegal) B.V. executed a sale and purchase agreement with FAR Limited and FAR Senegal RSSD SA (FAR) to acquire FAR Senegal RSSD SA’s entire participating interest in the RSSD joint venture. The transaction completed on 7 July 2021.

Woodside currently owns an 82% participating interest in the Sangomar Oil Field Development and a 90% participating interest in the remaining RSSD evaluation area. Woodside’s joint-venture partner is Petrosen. The project is operated under Senegal’s Production Sharing Contract regime.

Figure 10—Sangomar Project map. Fields and blocks and pipelines are stylized and not to scale. This map only shows Woodside fields, leases and pipelines which are referenced in the section entitled “Business and Certain Information About Woodside.”

Offshore infrastructure

Sangomar
Location	100 km south of Dakar in Senegal
Processing facility type	Stand-alone FPSO facility
Fields	Senegal Sangomar, contained within the Sangomar Deep block covered by the RSSD PSC
Product	Oil and gas
Production capacity	Oil: 100 kbbl/d
FID	January 2020
Targeted first oil	2023
Production wells	23 planned for Phase 1

A selldown process has been launched with the objective of reducing Woodside’s equity interest in the RSSD joint venture to a targeted 40-50%, subject to receiving competitive proposals from high-quality counterparties.

Other Development Options

Browse

Browse Project overview and history

The Browse resource is located in the offshore Browse Basin, approximately 425 km north of Broome in Western Australia, comprising of the Brecknock, Calliance and Torosa fields.

Woodside is investigating opportunities to support commercialization of the Browse resource, including the assessment of the technical, commercial and regulatory feasibility of carbon capture and storage.

Woodside is targeting front-end engineering design entry in 2023.

Ownership structure and joint venture

Browse lies within permits WA-28-R, WA-29-R, WA-30-R, WA-31-R and WA-32-R. It is owned by Woodside (30.60%, operator), Shell (27.00%), BP (17.33%), MIMI (14.40%) and China National Petroleum Company (10.67%).

Myanmar

Myanmar A-6

Block A-6 is in the Rakhine Basin, offshore Myanmar, and covers approximately 10,000 km2 in water depths of up to 2,400 m. The A-6 Development concept includes the drilling of up to 10 deep-water wells (six wells in Phase 1 and up to four additional wells in Phase 2). The development concept provides that gas will be exported by a 265 km pipeline to a riser platform located near the existing Yadana platform complex and the riser platform will distribute gas through existing pipeline infrastructure.

Woodside condemns human rights violations and has watched with growing concern developments in Myanmar since the events of 1 February 2021. Woodside supports the people of Myanmar and hopes for a peaceful journey to democracy. Woodside has reduced its presence in country and a full de-mobilization of the offshore exploration drilling team has been completed.

On 27 January 2022, Woodside decided to withdraw from its interests in Myanmar. Woodside intends to commence arrangements to formally exit Blocks AD-1 and AD-8, the A-6 Joint Venture and the A-6 production sharing contract held with the Myanma Oil and Gas Enterprise.

Ownership structure and joint venture

Myanmar lies within Block A-6. It is owned by Woodside through its subsidiary Woodside Energy (Myanmar) Pte. Ltd (40.0%), Total E&P Myanmar (40%) and MPRL E&P Pty Ltd. (20.0%). Woodside’s current working interest of 40% is subject to the right of Myanma Oil and Gas Enterprise’s (“MOGE”) to acquire a working interest of up to 20%. If MOGE elected to acquire the full 20%, Woodside’s working interest would reduce to 32%.

Sunrise

Overview

The Sunrise development comprises the Sunrise and Troubadour gas and condensate fields, collectively known as Greater Sunrise. The fields are located approximately 150 km south-east of Timor-Leste and 450 km north-west of Darwin, Australia.

The Sunrise Joint Venture remains committed to the development of Greater Sunrise provided there is fiscal and regulatory certainty necessary for commercial development to proceed.

Ownership structure and joint venture

Sunrise holds 78.9% in NT/RL2, 1% in NT/RL4, 20% in PSC 03-19 and 0.1% in PSC 03-20. Titleholders are Woodside (33.44%, Operator), Timor GAP, E.P. (56.56%) and Osaka Gas Co., Ltd. (10.00%).

Kitimat

Overview

Woodside announced in May 2021 that it will exit its 50% non-operated participating interest in the proposed Kitimat LNG development, located in British Columbia, Canada. Exit activities progressed as planned with commercial agreement terminations, lease relinquishment and remediation planning well underway. The sale of the Pacific Trail Pipeline route to Enbridge Inc. was completed in December 2021.

Woodside is investigating potential future natural gas, ammonia, and hydrogen opportunities that could utilize the Liard Basin upstream gas assets.

Exploration

Woodside maintains a global exploration and appraisal program designed to enhance future growth. Woodside looks for material positions in world-class assets that are aligned with its capabilities and current portfolio, targeting exploration opportunities close to existing infrastructure and low-cost commercialization. Woodside’s active exploration regions are in Australia, Senegal, South Korea and Congo. Woodside’s exploration activities in Australia are focused primarily on low cost near field and infill opportunities. Outside Australia, Woodside’s exploration efforts are focused around existing hubs in proven or emerging basins.

Woodside has been consolidating global exploration activities as macroeconomic factors evolve, maintaining a strategy of divesting low-value licenses while continuing to assess sustainable growth opportunities.

Description of Property

Woodside’s head office building, located in Western Australia at Mia Yellagonga, 11 Mount Street, Perth, is leased.

The following table sets out the location, capacity and Woodside’s ownership interest in the platforms described below.

Asset	Location	Woodside interest (%)	100% capacity	Woodside operated
Pluto LNG	Offshore and onshore Western Australia	90%	Pluto Platform: 1,320 MMscf/d raw gas Pluto LNG: 4.9 Mtpa LNG, 25 TJ/d domestic gas, 1,140 tonnes/d condensate	Yes

North West Shelf LNG	Offshore and onshore Western Australia	16.67% of original LNG JV 12.5% of China LNG JV 15.78% of Extended Interest Joint Venture

North Rankin Complex: 60,000 tonnes/d dry gas, 6,200 tonnes/d condensate

Goodwyn A platform: 38,000 tonnes/d dry gas, 18,000 tonnes/d condensate

Angel platform: 21,500 tonnes/d dry gas, 5,270 tonnes/d condensate

Karratha Gas Plant: 16.9 Mtpa LNG, 630 TJ/d domestic gas, 14,385 tonnes/d condensate

Yes

Wheatstone LNG	Offshore and onshore Western Australia	13.0% of Wheatstone LNG 65.0% of Julimar-Brunello	Wheatstone offshore platform: 1,970 MMscf/d dry gas, 8,600 Sm3/d condensate Wheatstone LNG: 8.9 Mtpa LNG, 200 TJ/d domestic gas, 8,661 Sm3/d condensate	Julimar—Brunello: Yes Wheatstone LNG: No

Australia Oil	Offshore Western Australia	Ngujima-Yin FPSO: 60% Okha FPSO: 33.33%	Ngujima-Yin FPSO: 120 kbbl/d oil Okha FPSO: 60 kbbl/d oil, 82 MMscf/d gas	Yes

Reserves and Resources

Drilling and other exploratory and development activities

The number of crude oil and natural gas wells drilled and completed for each of the last three years was as follows:

	Net exploratory wells			Net development wells		Total
	Productive	Dry		Total	Productive	Dry	Total
Year ended 31 December 2021
Australia	—	—	—	0.64	0	0.64	0.64
Other (1)	—	1.45	1.45	0.82	0	0.82	2.27

Total	—	1.45	1.45	1.46	0	1.46	2.91

Year ended 31 December 2020
Australia	—	—	—	4.35	0.65	5	5
Other	—	—	—	—	—	—	—

Total	—	—	—	4.35	0.65	5	5

Year ended 31 December 2019
Australia	—	0.16	0.16	6.3	—	6.3	6.46
Other (2)	—	0.65	0.65	—	—	—	0.65

Total	—	0.81	0.81	6.3	—	6.3	7.11

(1)	Other is Senegal and Myanmar
(2)	Other is Peru and Bulgaria

As set out in this section, the number of wells drilled refers to the number of wells completed at any time during the respective year, regardless of when drilling was initiated. Completion refers to the installation of permanent equipment for production of oil or gas, or, in the case of a dry well, reporting to the appropriate authority that the well has been abandoned.

An exploratory well is a well drilled to find oil or gas in a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. A development well is a well drilled within the limits of a known oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

A productive well is an exploratory, development or extension well that is not a dry well. Productive wells include wells in which hydrocarbons were encountered and the drilling or completion of which, in the case of exploratory wells, has been suspended pending further drilling or evaluation. A dry well (hole) is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Present development activities continuing as of 31 December 2021

	Gross development wells	Net development wells	Waterflood in process of being installed	Pressure maintenance operations being installed
Australia	4	0.7	—	—
Other	1	0.8	—	—

Total	5	1.5	—	—

Three GWF3 development wells and a Lambert Deep development well in the North West Shelf were drilled and completed during 2021, with well operations completed in 2022. Subsea installation is continuing with production expected in 2022. One Sangomar well was drilled and completed during 2021, with the remainder of the drilling campaign focusing on batch drilling. The Sangomar drilling campaign will continue during 2022 and 2023 supporting a target production start up in 2023.

The number of wells drilled refers to the number of wells completed at any time during the respective year, regardless of when drilling was initiated. Completion refers to the installation of permanent equipment for production of oil or gas, or, in the case of a dry well, and reporting to the appropriate authority that the well has been abandoned.

An exploratory well is a well drilled to find oil or gas in a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. A development well is a well drilled within the limits of a known oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

A productive well is an exploratory, development or extension well that is not a dry well. Productive wells include wells in which hydrocarbons were encountered and the drilling or completion of which, in the case of exploratory wells, has been suspended pending further drilling or evaluation. A dry well (hole) is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Oil and gas properties, wells, operations, and acreage

The following tables show the number of gross and net productive crude oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage as of 31 December 2021. A gross well or acre is one in which a working interest is owned, while a net well or acre exists when the sum of fractional working interests owned in gross wells or acres equals one. Productive wells are producing wells and wells mechanically capable of production. Developed acreage is comprised of leased acres that are within an area by or assignable to a productive well. Undeveloped acreage is comprised of leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and gas, regardless of whether such acres contain proved reserves.

The number of productive crude oil and natural gas wells in which Woodside held an interest at 31 December 2021 was as follows:

	Crude oil wells		Natural gas wells		Total
	Gross	Net	Gross	Net	Gross	Net
Australia	24	13.1	68	21.2	92	34.3
Other	—	—	—	—	—	—

Total	24	13.1	68	21.2	92	34.3

Of the productive crude oil and natural gas wells, 8 (net: 2.2) operated developed wells had multiple completions. The number of wells with multiple completions refers to wells that have downhole equipment installed that allows zonal isolation or controlled commingling of production as permitted and approved by the applicable regulator.

Developed and undeveloped acreage (including both leases and concessions) held at 31 December 2021 was as follows:

	Developed acreage		Undeveloped acreage
Thousands of acres	Gross	Net	Gross	Net
Australia	1,050	360	0	0
Other (1)	—	—	176	144

Total	1,050	360	176	144

(1)	Undeveloped acreage in Other consists of the Sangomar Development in Senegal

It is not expected that any of the acreage will expire in the years ending 31 December 2022, 2023 and 2024, respectively, if Woodside does not establish production or take any other action to extend the terms of the licenses and concessions.

Delivery commitments

Woodside has contracts that require delivery of fixed volumes of crude oil, condensate, natural gas and NGL. Woodside intends to fulfill its short-term and long-term obligations with its production or from purchases of third-party volumes.

As of 31 December 2021, delivery commitments were as follows:

Year Ending 31 December	Natural Gas (MMBtu)	Crude Oil (MMbbl)	Condensate (MMbbl)	NGL (MMbbl)
2022 to 2026	1,698,324,768	4.3	—	—
Thereafter	2,435,917,399	—	—	—

Total oil and gas delivery commitments	4,134,242,168	4.3	—	—

Woodside Production

	2021	2020	2019
Production volumes
Crude oil and condensate (‘000 of barrels)
NWS	3,224.9	4,039.0	4,356.2
Pluto	3,034.4	3,095.1	2,607.1
Wheatstone	1,789.6	3,032.9	1,810.8
Australia Oil (NY and Okha)	8,626	9,699.6	5,620.7

Total crude oil and condensate	16,674.9	19,866.5	14,394.7

Natural gas (billion cubic feet) (Dry Gas) (1)
NWS	121.3	143.4	145.6
Pluto	243.7	244.4	204.8
Wheatstone	65.2	73.7	70.4
Australia Oil (NY and Okha)	—	—	—

Total natural gas	430.1	461.5	420.8

Total production of petroleum products (million barrels of oil equivalent) (2)
NWS	24.5	29.2	29.9
Pluto	45.8	46.0	38.5
Wheatstone	13.2	16.0	14.2
Australia Oil (NY and Okha)	8.6	9.7	5.6

Total production of petroleum products	92.1	100.8	88.2

	2021	2020	2019
Average sales price
Crude oil and condensate ($ per barrel)
NWS	78.45	48.03	62.21
Pluto	70.85	36.83	72.11
Wheatstone	97.79	33.96	70.14
Australia Oil (NY and Okha)	78.02	44.54	64.05

Total crude oil and condensate	78.92	42.43	65.72

Natural gas ($ per thousand cubic feet)
NWS	10.53	5.45	8.35
Pluto	9.99	5.45	8.58
Wheatstone	9.16	5.20	8.27
Australia Oil (NY and Okha)	—	—	—

Total natural gas	10.02	5.41	8.45

Average production cost (per boe)
NWS	13.18	7.02	10.90
Pluto	4.78	4.68	6.02
Wheatstone	5.14	4.89	4.38
Australia Oil (NY and Okha)	12.98	13.82	12.81

Total average production cost (3)	7.84	6.27	7.84

(1)	Natural gas includes LNG, domestic gas and LPG
(2)

Total barrels of oil equivalent (boe) conversion is based on the following: 5,700 standard cubic feet (scf) of natural gas equals one boe. This conversion ratio is based on the heating value of supplied LNG and domestic pipeline gas. The use of a conversion factor of 6.0 would be more appropriate where the sales product contains more inerts as might be the case with assets that supply pipeline gas with lower heating value requirements. Based on an assessment of past, current and future heating value requirements for gas demand for Woodside’s facilities, Woodside believes that a ratio of 5.7 is appropriate.

(3)

Average production costs include direct and indirect costs relating to the production of total hydrocarbons and the foreign exchange effect of translating local currency denominated costs into U.S. dollars but excludes cost to transport produced hydrocarbons to the point of sale, ad valorem and severance taxes.

Woodside Petroleum Reserves

All proved undeveloped reserves are associated with projects included in Woodside’s corporate plan which is discussed by the Executive Committee annually and approved by the Chief Executive Officer.

2021 proved reserves

Production during 2021 totaled 92.1 MMboe which was 8.7 MMboe lower than the previous year primarily due to overall natural production decline. 10.2 MMboe (11.2%) of production was associated with downstream operations fuel.

Net additions to reserves totaled 931.5 MMboe mostly due to first time reserves classification of the Scarborough development (the “Scarborough LNG Project”) and the Sangomar Oil Field Development. As of 31 December 2021, proved reserves totaled 1,431.6 MMboe.

Extension and discoveries

The Scarborough LNG Project took final investment decision during 2021 and this contributed to a significant addition of 901.9 MMboe of proved reserves. The Sangomar Oil Field Development is in execution phase and accounts for 81.2 MMboe of proved reserves.

Proved Developed and Undeveloped Oil Reserves

MMbbl of Oil

	Australia	United States	Other	Total
Reserves as of 31 December 2018	40.5	—	—	40.5
Improved Recovery	—	—	—	—
Extensions/Discoveries	—	—	—	—
Revisions	(1.1)	—	—	(1.1)
Purchase/Sales	—	—	—	—
Production	(5.6)	—	—	(5.6)

Reserves as of 31 December 2019	33.8	—	—	33.8
Improved Recovery	—	—	—	—
Extensions/Discoveries	—	—	—	—
Revisions	(4.0)	—	—	(4.0)
Purchase/Sales	—	—	—	—
Production	(9.7)	—	—	(9.7)

Reserves as of 31 December 2020	20.0	—	—	20.0
Improved Recovery	—	—	—	—
Extensions/Discoveries	—	—	81.2	81.2
Revisions	11.9	—	—	11.9
Purchase/Sales	—	—	—	—
Production	(8.6)	—	—	(8.6)

Reserves as of 31 December 2021	23.4	—	81.2	104.5

Developed Reserves
As of 31 December 2018	14.7	—	—	14.7
As of 31 December 2019	33.8	—	—	33.8
As of 31 December 2020	20.0	—	—	20.0
As of 31 December 2021	23.4	—	—	23.4

Undeveloped Reserves
As of 31 December 2018	25.7	—	—	25.7
As of 31 December 2019	—	—	—	—
As of 31 December 2020	—	—	—	—
As of 31 December 2021	—	—	81.2	81.2

Proved Developed and Undeveloped Condensate Reserves

MMbbl of Condensate

	Australia	United States	Other	Total
Reserves as of 31 December 2018	59.2	—	—	59.2
Improved Recovery	—	—	—	—
Extensions/Discoveries	0.9	—	—	0.9
Revisions	(1.7)	—	—	(1.7)
Purchase/Sales	—	—	—
Production	(8.8)	—	—	(8.8)

Reserves as of 31 December 2019	49.6	—	—	49.6
Improved Recovery	—	—	—	—
Extensions/Discoveries	0.1	—	—	0.1
Revisions	1.4	—	—	1.4
Purchase/Sales	—	—	—	—
Production	(10.2)	—	—	(10.2)

Reserves as of 31 December 2020	41.0	—	—	41.0

Improved Recovery	—	—	—	—
Extensions/Discoveries	0.2	—	—	0.2
Revisions	1.0	—	—	1.0
Purchase/Sales	—	—	—	—
Production	(8.0)	—	—	(8.0)

Reserves as of 31 December 2021	34.1	—	—	34.1

Developed Reserves
As of 31 December 2018	50.5	—	—	50.5
As of 31 December 2019	39.9	—	—	39.9
As of 31 December 2020	31.2	—	—	31.2
As of 31 December 2021	26.9	—	—	26.9

Undeveloped Reserves
As of 31 December 2018	8.7	—	—	8.7
As of 31 December 2019	9.7	—	—	9.7
As of 31 December 2020	9.8	—	—	9.8
As of 31 December 2021	7.2	—	—	7.2

Proved Developed and Undeveloped Natural Gas Reserves

Billions of Cubic Feet

	Australia	United States	Other	Total
Reserves as of 31 December 2018	3,331.0	—	—	3,331.0
Improved Recovery	—	—	—	—
Extensions/Discoveries	26.4	—	—	26.4
Revisions	(71.4)	—	—	(71.4)
Purchase/Sales	—	—	—	—
Production	(420.8)	—	—	(420.8)

Reserves as of 31 December 2019	2,865.3	—	—	2,865.3
Improved Recovery	—	—	—	—
Extensions/Discoveries	9.6	—	—	9.6
Revisions	89.1	—	—	89.1
Purchase/Sales	—	—	—	—
Production	(461.5)	—	—	(461.5)

Reserves as of 31 December 2020	2,502.5	—	—	2,502.5

Improved Recovery	—	—	—	—
Extensions/Discoveries	5,146.4	—	—	5,146.4
Revisions	151.2	—	—	151.2
Purchase/Sales	—	—	—	—
Production	(430.1)	—	—	(430.1)

Reserves as of 31 December 2021	7,370.0	—	—	7,370.0

Developed Reserves
As of 31 December 2018	2,649.3	—	—	2,649.3
As of 31 December 2019	2,151.0	—	—	2,151.0
As of 31 December 2020	1,778.5	—	—	1,778.5
As of 31 December 2021	1,744.5	—	—	1,744.5

Undeveloped Reserves
As of 31 December 2018	681.8	—	—	681.8
As of 31 December 2019	714.4	—	—	714.4
As of 31 December 2020	724.0	—	—	724.0
As of 31 December 2021	5,625.5	—	—	5,625.5

Proved Developed and Undeveloped Oil, Condensate and Natural Gas Reserves

Millions of Barrels of Oil Equivalent

	Australia	United States	Other	Total
Reserves as of 31 December 2018	684.0	—	—	684.0
Improved Recovery	—	—	—	—
Extensions/Discoveries	5.5	—	—	5.5
Revisions	(15.3)	—	—	(15.3)
Purchase/Sales	—	—	—	—
Production	(88.2)	—	—	(88.2)

Reserves as of 31 December 2019	586.1	—	—	586.1

Improved Recovery	—	—	—	—
Extensions/Discoveries	1.8	—	—	1.8
Revisions	13.0	—	—	13.0
Purchase/Sales	—	—	—	—
Production	(100.8)	—	—	(100.8)

Reserves as of 31 December 2020	500.1	—	—	500.1

Improved Recovery	—	—	—	—
Extensions/Discoveries	903.0	—	81.2	984.2
Revisions	39.5	—	—	39.5
Purchase/Sales	—	—	—	—
Production	(92.1)	—	—	(92.1)

Reserves as of 31 December 2021	1,350.5	—	81.2	1,431.6

Developed Reserves
As of 31 December 2018	530.0	—	—	530.0
As of 31 December 2019	451.1	—	—	451.1
As of 31 December 2020	363.3	—	—	363.3
As of 31 December 2021	356.3	—	—	356.3

Undeveloped Reserves
As of 31 December 2018	154.1	—	—	154.1
As of 31 December 2019	135.0	—	—	135.0
As of 31 December 2020	136.8	—	—	136.8
As of 31 December 2021	994.2	—	81.2	1,075.3

	Year Ended 31 December
Proved Undeveloped Reserves (PUD) Reconciliation (MMboe)	2021	2020	2019
PUD Opening Balance	136.8	135.0	154.1
Revisions of Previous Estimates	(45.7)	0.0	(24.6)
Reclassification to developed	(58.6)	—	(25.7)
Performance, Technical Studies and Other	(1.5)	0.8	1.5
Development Plan Changes	—	—	—
Price	14.2	(0.8)	(0.3)
Extensions and Discoveries	984.2	1.8	5.5
Acquisitions/Sales		—	—

Total Change	938.5	1.8	(19.1)

PUD Closing Balance	1,075.3	136.8	135.0

(1)	LPG sales quantities are less than 1% of total reserves and are reported as natural gas.
(2)	Barrel oil equivalent conversion based on 5,700 scf of natural gas equals 1 boe.
(3)	Production includes volumes consumed in downstream operations (excludes upstream fuel and flare).
(4)	Proved reserves as of YE2021 include an estimated 141.5 million barrels equivalent expected to be consumed as fuel in downstream operations in Australia and Sangomar.
(5)	Sangomar asset is governed by a Production Sharing Contract arrangement with the Senegal Government and reported proved reserves reflect Woodside’s economic interest in this asset.

2021 proved undeveloped reserves

At 31 December 2021, Woodside’s proved undeveloped reserves were 1,075.3 MMboe, which is 75.1% of the reported proved reserves of 1,431.6 MMboe. This is an increase in proved undeveloped reserves of 938.5 MMboe from 136.8 MMboe as of 31 December 2020 and is primarily due to first reserves classification for the Scarborough LNG Project (classification year 2021) and the Sangomar Oil Field Development (classification year 2021).

During 2021, a total of 58.6 MMboe proved undeveloped reserves were converted to proved developed reserves after completion of development activities associated with the Pyxis well, Pluto North and Julimar Development Phase 2.

Below is a progress summary as of 31 December 2021 for projects associated with proved undeveloped reserves expected to be converted to developed withing five years of initial proved reserves classification. These projects total 1,035.5 MMboe of proved undeveloped reserves, which is 96% of Woodside’s total proved undeveloped reserves of 1075.3 MMboe.

•	Pluto Water Handling (13.9 MMboe) project was 97% complete with an estimated net spend of $140 million.

•	Xena-2 well (15.8 MMboe), as part of the Pyxis Hub project, was 80% complete with, two of the total three wells, Pyxis 1 and Pluto North online during 2021.

•	North West Shelf projects, Greater Western Flank 3 and Lambert Deep subsea tiebacks (10 MMboe) were 87% complete with an estimated net spend of $93 million.

•

Pluto well PLA08 (12.6 MMboe), identified as an up dip subsea tie-back gas opportunity following 4D seismic survey and reservoir studies. Funding for develop/FEED phases and long lead items approved and contract awarded for subsea hardware.

•

Scarborough LNG Project (901.9 MMboe; classification year 2021) which took final investment decision in 2021, was 10% complete with estimated net spend of close to $440 million relating to subsea, pipeline, FPU and wells. An estimated 2% of the reserves, associated with Phase 2 drill wells, is expected to be developed after five years of classification date.

•

The Sangomar Oil Field Development in Senegal (81.2 MMboe; classification year 2021) is currently in execution phase and expected to commence production in 2023. The project was 48% complete with FPSO construction and drilling continuing with estimated net spend of $1,800 million.

Below is a progress summary as of 31 December 2021 for projects associated with proved undeveloped reserves expected to be converted to developed reserves after five years of initial classification date. These projects total 39.8 MMboe of proved undeveloped reserves which is 4% of the reported proved undeveloped reserves of 1,075.3 MMboe.

•

Julimar Development Phase 3 (total four wells planned with two wells associated with proved undeveloped reserves) and Phase 4 (two wells and a mercury recovery unit planned and associated with proved undeveloped reserves) with net 5.7 and 5.0 MMboe of associated proved reserves, respectively.

These phases would provide reserves and deliverability to fill available LNG plant capacity and satisfy longer term gas contracts. Planned timing of these projects relates to expectation of ullage based on allocated capacity in the Wheatstone LNG plant.

•

Wheatstone compression Stages 2 and 3 include booster compression on the Wheatstone platform, at an estimated net cost of $40 million and developing 12.7 MMboe of proved reserves from the Julimar Brunello wells (first reserves classification year 2021)

•

Pluto tail gas development involves Pluto offshore and onshore LNG Train 1 modifications to allow minimum field and facilities turndown rate with an associated 16.4 MMboe proved reserves. Planned timing of this project relates to field performance and ullage in Pluto Train 1.

2020 proved undeveloped reserves

At 31 December 2020, Woodside’s proved undeveloped reserves were 136.8 MMboe, which is 27.4% of the reported proved reserves of 500.1 MMboe. This is an increase in proved undeveloped reserves of 1.8 MMboe from 135.0 MMboe as of 31 December 2019.

Below is a progress summary as of 31 December 2020 for projects associated with proved undeveloped reserves expected to be converted to developed within five years of initial booking. These projects total 108 MMboe of proved undeveloped reserves which is 79% of the reported proved undeveloped reserves of 136.8 MMboe.

•	Pluto Water Handling (PWH) project was 90% complete with a net spend of $110 million

•

Pyxis Hub subsea tie-back development comprises three wells, Pyxis, Pluto North and Xena 2, for processing gas via the Pluto LNG Train 1, was progressed during 2020. The project was 50% complete with an estimated net $300 million spent. Well drilling and completion operations on Pyxis and Pluto North were complete.

•	The PWH and Pyxis Hub projects are expected to develop net 73 MMboe of 1P reserves.

•

Julimar Development Phase 2, developing 26 MMboe 1P reserves (subsea tie-back with gas being processed via the Wheatstone LNG facility) was approximately 80% complete with an estimated spend of net $340 million. Well drilling and completion operations were complete.

•

Others include North West Shelf projects, Greater Western Flank 3 and Lambert Deep subsea tiebacks developing net 9 MMboe 1P reserves. These were 20% complete with an estimated net spend of $24 million.

Below is a progress summary as of 31 December 2020 for projects associated with proved undeveloped reserves expected to be converted to developed after five years of initial booking. These projects total 28 MMboe of proved undeveloped reserves which is 21% of the reported proved undeveloped reserves of 136.7 MMboe.

•

Julimar Development Phase 3 (total four wells planned with two wells associated with proved undeveloped reserves) and Phase 4 (two wells and a mercury recovery unit planned and associated with proved undeveloped reserves) with net 5 and 8 MMboe of associated proved reserves, respectively. These phases would provide reserves and deliverability to fill available LNG plant capacity and satisfy longer term gas contracts. Planned timing of these projects relates to expectation of ullage based on allocated capacity in the Wheatstone LNG plant.

•

Pluto tail gas development involves Pluto offshore and onshore LNG Train 1 modifications to allow minimum field and facilities turndown rate with an associated 15 MMboe proved reserves. Planned timing of this project relates to field performance and ullage in Pluto Train 1.

2019 proved undeveloped reserves

At 31 December 2019, Woodside had 135.0 MMboe of proved undeveloped reserves, which represented 23.0% of year-end 2019 proved reserves of 586.1 MMboe. The proved undeveloped reserves at 31 December

2019 reflect a net decrease of 19.1 MMboe from the 154.1 MMboe reported at 31 December 2018. The reclassification of 25.7 MMboe to developed reserves was due to the Greater Enfield oil and Goodwyn gas wells coming on line.

Qualified Petroleum Evaluator Sign Off

Preparation of Woodside Reserve Estimates

Woodside’s reserve estimates as of 31 December 2021, 2020 and 2019 included herein are based on evaluations prepared by the independent petroleum engineering firm Netherland, Sewell & Associates, Inc. in accordance with Standards Pertaining to the Estimation and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Evaluation Engineers and definitions and guidelines established by the SEC.

Netherland, Sewell & Associates, Inc. provides worldwide petroleum property analysis services for energy clients, financial organizations and government agencies. Netherland, Sewell & Associates, Inc. was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. The technical persons primarily responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Joseph M. Wolfe, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at Netherland, Sewell & Associates, Inc. since 2013 and has over 5 years of prior industry experience. John G. Hattner, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at Netherland, Sewell & Associates, Inc. since 1991 and has over 11 years of prior industry experience. They are independent petroleum engineers, geologists, geophysicists, and petrophysicists; who do not own an interest in these properties nor are they employed on a contingent basis.

Reserves assessments have been made using deterministic methods such as decline curve analysis where sufficient historical production and pressure data is available. Probabilistic methodologies, using petrophysical electric logs, 3D and 4D seismic data and 3D static geological and dynamic modelling is also used to complement deterministic analysis and used where there is insufficient or no historical production data.

Woodside’s internal staff of petroleum engineers and geoscience professionals work closely with Woodside’s independent reserve engineer to ensure the integrity, accuracy and timeliness of data furnished to such independent reserve engineer in their preparation of reserve estimates. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil, natural gas and NGL that are ultimately recovered. See “Risk Factors” appearing elsewhere in this prospectus.

The Vice President of Reservoir Management, Mr. Jason Greenwald, has provided an oversight of the reserves assessment and reporting processes. Mr. Greenwald is a full-time employee of Woodside and a member of the Society of Petroleum Engineers. Mr. Greenwald’s qualifications include a Bachelor of Science (Chemical Engineering) from Rice University, Houston, Texas, and more than 20 years of relevant experience. Mr. Greenwald has the qualifications and experience required to act as a qualified petroleum reserves evaluator under the ASX Listing Rules. No part of the individual compensation is dependent on reported reserves. Reported reserves are internally reviewed by the Woodside Reserves Committee

The Vice President Reservoir Management, Woodside Reserves Coordinator and the Woodside Reserves Committee (“WRC”) advise management on the compliance of all new resource bookings and material revisions with respect to Woodside’s PRMP. The WRC comprises senior management from relevant business areas and reports to the Executive Vice President Operations. The WRC reviews compliance and recommends new reserve bookings and other material revisions of petroleum resources in which Woodside holds an interest. The WRC, Executive Vice President Operations and the Chief Executive Officer recommend the Annual Reserves and Resource Statement to the Board for approval.

Notes to petroleum estimates

Woodside reports its reserves net of the fuel and flare required for production, processing and transportation up to a reference point. For Woodside’s offshore oil projects, the reference point is defined as the outlet of the FPSO facility, while for its onshore gas projects the reference point is defined as the inlet to the downstream (onshore) processing facility.

Woodside uses both deterministic and probabilistic methods for estimation of its petroleum resources at the field and project levels. Unless otherwise stated, all Woodside petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category.

ESG

In 2021, Woodside maintained its ‘AAA’ leader rating in the Morgan Stanley Capital International ESG ratings for the eighth consecutive year.

Environmental

Strong environmental performance is essential to Woodside’s success and continued growth, Woodside strives to reduce its environmental footprint across all phases of the operating life cycle with a key emphasis on learning and continuous improvement.

Woodside’s approach to environmental management is governed by its Health, Safety and Environment (HSE) Policy and Environmental Management Approach that apply to all activities under Woodside operational control. Woodside’s environmental risk management process allows it to consistently address the environmental impacts and risks associated with Woodside’s activities across all operating locations and regulatory regimes.

Woodside relies on evidence-based scientific knowledge to support its understanding of the environments where it operates. This informs Woodside’s risk evaluations of its potential impacts on biodiversity and the local environment and is critical to making the right environmental decisions.

Woodside regularly reassess environmental impacts and risks of operations across its portfolio at the activity level. This is to ensure emerging scientific understanding and best practices are captured in these assessments, ultimately resulting in more robust environmental outcomes. Woodside’s impact and risk assessment methodologies are guided by the principles in the International Standard ISO31000 2018 Risk Management Guideline.

Climate Change

Woodside’s climate strategy is to limit its own direct emissions and to build and maintain a portfolio, including oil, LNG and new energy technologies, that supports the needs of Woodside’s customers during the energy transition.

Emissions Reductions

Woodside sets emissions reduction targets on a net equity basis. This ensures that the scope of emissions reduction targets is aligned with the actual footprint of investments and its expected use of offsets. Equity emissions reflect the greenhouse gas emissions from operations according to Woodside’s share of equity in the operation. The equity share reflects economic interest, which is the extent of rights a company has to the risks and rewards flowing from an operation. Woodside also intends to set its emissions reduction targets on a net basis, allowing for both direct emissions reductions from its operations and emissions reductions achieved from the use of offsets.

Woodside has established near and medium-term targets to reduce its net equity share Scope 1 and 2 greenhouse gas emissions by 15% by 2025 and 30% by 2030 relative to the gross annual average for the period 2016—2020. The baseline is set as the gross average equity Scope 1 and 2 emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. The baseline will be adjusted for the Merged Group’s portfolio. Woodside plans to meet these targets by:

•	Limiting emissions through the design of facilities;

•	Reducing emissions through the operation of facilities; and

•	Offsetting emissions, by both originating and acquiring quality offsets.

Woodside is the largest Australian LNG operator and in 2021 it operated 5% of global LNG supply. The International Energy Agency expects natural gas to remain an important part of electricity system flexibility and to continue to be used by customers to support decarbonization. Emissions from using natural gas to generate electricity are significantly lower than when using coal to produce the same amount of electricity. Natural gas is also expected to continue to be used in high-temperature industrial processes and for non-energy purposes, such as a chemical feedstock, where substitution with alternatives may not currently be technically or economically viable.

Offsets

Woodside is building a portfolio of offsets and offset origination projects from which to meet a portion of the expected future regulatory requirements and corporate emissions reduction targets. This approach is intended to manage the risk that the costs, availability and regulatory framework for offsets changes in the future, by developing a diverse portfolio differentiated by vintage, methodology and geography.

Woodside recognizes that there are important conditions on the use of offsets, including that the emissions reduction hierarchy should prioritize avoiding and reducing emissions before offsetting them, and that offsets must be verified as additional, scientifically valid and accurately accounted for using robust methodologies.

At present Woodside uses international offsets accredited by two independent non-government organizations: Verra and Gold Standard. These international programs are chosen because they also deliver offset integrity, with similar standards to those required for Australian Carbon Credit Units (“ACCUs”). Verra and Gold Standard offsets are recognized under the Australian Government’s Climate Active Carbon Neutral Standard as genuine carbon reduction that can be used for certification of net carbon neutrality.

Through developing its own projects, Woodside plans to generate its own offsets with a focus on co-benefits delivery such as biodiversity (including the variety of plant and animal life (flora and fauna) within habitats in and surrounding the areas where Woodsides is active), regional economic development and indigenous participation.

Woodside has a diverse portfolio of offsets which mitigates the risk of a single event materially impacting the overall portfolio and the ability to meet future obligations. Woodside actively manages the origination projects for which it is the project proponent. For offsets procured from third parties it relies on the governance processes of the certification organization (Verra, Gold Standard and ACCUs). Project performance is monitored across the offset portfolio, and where yields on origination projects are not sufficient to meet overall offset generation expectations portfolio-wide, additional sources of offsets are procured. For procured offsets, the targeted standards have rules and guidelines for the management of underperforming projects, with both Verra and Gold Standard requiring buffers from project proponents to mitigate loss of offsets due to underperformance of the project protecting the buyers of these offsets.

The use of international offsets accredited by independent non-governmental organizations or ACCUs regulated by the Australian Government allows for the validation of actual offset project outcomes against estimates, as offsets units that meet these integrity standards include third-party scientific verification and certification of offset generation.

Woodside estimates the quantity of offsets required to meet a portion of the expected future regulatory requirements and corporate emissions targets through integrated production and greenhouse gas emissions forecasting and considering risk factors associated with oil and gas businesses, including but not limited to: drilling and production results, reserves estimates, loss of market, physical risks and project delay or advancement, as well as assessment of current and possible future greenhouse gas regulatory requirements and abatement able to be delivered through engineering or operational changes. Estimates are compared to actual results at the asset and divisional level to provide insight on performance against emissions reduction targets as well as to improve the accuracy of future forecasts.

New Energy

Woodside is also focused on maturing its portfolio of new energy opportunities in Australia and internationally and over the course of 2021, progressed studies and commercial discussions with third parties to advance various hydrogen and ammonia opportunities. Woodside also continues to assess CCS opportunities which includes screening for suitable reservoirs, which if pursued, could reduce or offset Woodside’s carbon emissions and those of other third-party emitters. See the section entitled “Business and Certain Information About the Merged Group—Intentions of the Merged Group” for additional information.

Social and community

Woodside recognizes the importance of its role to manage the impacts of its activities on communities to deliver mutually beneficial and sustainable social outcomes in the areas where it operates. Woodside’s interactions with local communities are guided by its Sustainable Communities Policy and the Indigenous Communities Policy.

Woodside regularly engages with key stakeholders and the broader communities where it operates to identify and understand expectations and manage potential impacts related to its activities. This includes Karratha, Roebourne and Exmouth in north-western Australia and Senegal.

Engagement with Traditional Owners and Custodians in Karratha and Roebourne is focused on cultural heritage management for its operations on the Burrup Peninsula, also known as Murujuga, and other matters including Indigenous contracting and employment, and social investment. Comprehensive cultural heritage management plans are in place to monitor and manage environmental impacts on cultural heritage, including rock art. The term “Traditional Owners and Custodians” refers to Aboriginal people who, in accordance with Aboriginal tradition, hold particular knowledge about and can speak for the cultural heritage value of a particular area and have traditional rights, interests and responsibilities in respect of Aboriginal places, objects or ancestral remains located in or reasonably expected to have originated from a particular area. Traditional Owners and Custodians have a social, economic or spiritual affiliation with, and responsibilities for, an Aboriginal site or object.

Woodside maintains active social investment programs where it operates. Partnerships are based on established relationships with stakeholders and host communities, with the aim of increasing long-term community capability. A new five-year approach from 2021 identifies three social outcome focus areas to support community development and long-term outcomes. Woodside engages actively with local businesses and services in Australia and Senegal to support initiatives to help small businesses to effectively engage in the supply chain and build capability.

Governance

See the section entitled “Board of Directors and Management of the Merged Group After the Merger—Committees of the Merged Group Following the Merger—Woodside Board Committees” for more information on Woodside’s Sustainability Committee and corporate governance initiatives around ESG.

Health and Safety

Woodside is committed to providing workplaces where its people and contractors are physically and psychologically safe, healthy and well. Woodside’s Safety Culture framework governs behavioral expectations required at all levels of the organization to build and sustain an effective safety culture. Woodside continually seeks to learn and to improve with an emerging focus on leveraging technology to reduce risk. Further, there is a focus on promotion of positive practices and providing support services to enhance employee wellbeing and to effectively manage workplace risks to mental health.

Woodside’s total recordable injury rate increased in 2021, in contrast with a downward trend in previous years. Improving this performance is a priority in the year ahead.

Figure 11: Total recorded injury rate

(1)	Per million work hours.

Seasonality

Woodside’s revenue is exposed to commodity price fluctuations through the sale of hydrocarbons. Commodity pricing can be higher during winter in the Northern hemisphere due to increased demand.

Values and Strategy

Values

The Woodside Compass defines Woodside’s fundamental values. The Woodside Compass also provides clear direction on where Woodside is going, and how it will get there. The values of the Woodside Compass are as follows:

•	Respect—We give everyone a fair go, give and receive feedback and listen with empathy

•	Ownership—We set goals, hold ourselves accountable and learn, including from mistakes

•	Sustainability—We keep each other safe, look after the environment and support our community

•	Working Together—We embrace inclusion, value diversity and build long-term relationships

•	Integrity—We are transparent, honest and fair and build trust by doing the right thing

•	Courage—We speak up, act decisively and embrace change

Strategy

Woodside has developed a strategy to deliver positive stakeholder outcomes by pursuing a portfolio of low-cost and lower-carbon growth opportunities. As outlined below, Woodside’s strategy is underpinned by a robust base business, innovative technology and a prudent approach to capital allocation which provides the foundation to progress key development projects and to navigate the energy transition.

Woodside’s Foundation

•  Operations are characterized by strong LNG reliability, cost discipline and strong safety and environmental performance

•  Continue to maintain competitive advantage through sustained operational excellence, resources in close proximity to growth markets, acute cost focus and continued innovation in technology

Pursuing Energy Growth

•  Progressing an attractive portfolio of development projects to unlock value for shareholders and other stakeholders

•  Final investment decisions have been made in relation to the Scarborough and Pluto Train 2 developments with first LNG cargo targeted for 2026

•  Project execution for Sangomar Oil Field Development Phase 1 projects well-advanced and first oil targeted for 2023

•  Disciplined capital allocation will help to build a low cost, lower-carbon portfolio that is profitable, resilient and diversified

Energy Transition Goals

•  Managing energy transition through the development of a diversified and resilient portfolio, broader decarbonization of the business and incremental investment in new energy products and lower-carbon services

•  Woodside’s climate strategy comprises of reducing our net equity Scope 1 and 2 greenhouse gas emissions, and investing in the products and services that our customers need as they reduce their emissions

•  Developing Woodside’s lower-carbon business, and actively generating sources for carbon offsets of Scope 1 and Scope 2 emissions

•  Pursuing complementary opportunities that offer optionality around traditional assets that may diversify revenue streams

•  Sharing knowledge and building capabilities through partnerships

Summary of Material Legal Proceedings

Woodside is involved from time to time in legal proceedings and governmental investigations of a character normally incidental to its business, including claims and pending actions against it seeking damages, or clarification or prosecution of legal rights and regulatory inquiries regarding business practices. Insurance or other indemnification protection may offset the financial impact on Woodside of a successful claim.

Except as set forth below, there are no governmental, legal or arbitral proceedings (including any such proceedings which are pending or threatened and of which Woodside is aware) which may have, or have had during the 12 months prior to the date of this prospectus, a significant effect on Woodside’s financial position or profitability:

•

In March 2016, Armada Balnaves Pte Ltd (“AB”) commenced proceedings in the Supreme Court of Western Australia against Woodside claiming damages ($184.6 million against Woodside) in respect of Woodside’s termination of AB’s contract. In January 2020, the Court dismissed AB’s action. AB appealed, and the appeal was heard in July 2021, and judgement is currently reserved.

•

In December 2020, the Conservation Council of Western Australia filed applications seeking judicial review of decisions in respect of approvals under section 45C of the Environmental Protection Act (WA) granted for each of the North West Shelf and Pluto Gas Plant. Each approval was granted in July 2019. The Supreme Court of Western Australia dismissed the proceedings in March 2022.

•

In November 2021, Woodside was served with a further proceeding commenced by the Conservation Council of Western Australia in the Supreme Court of Western Australia seeking judicial review of a decision by the CEO of the Western Australian Department of Water and Environmental Regulation to grant Woodside a works approval for the Pluto Train 2 project granted in May 2021.

BUSINESS AND CERTAIN INFORMATION ABOUT BHP PETROLEUM

Incorporated in 1885, BHP is a leading global resources company with a market capitalization of approximately A$            billion as of                     . BHP’s operations revolve around the discovery, development, production and marketing of iron ore, metallurgical coal, copper, nickel and uranium. BHP also has substantial interests in potash and, through BHP Petroleum, oil and gas.

BHP is headquartered in Melbourne, Australia, with more than 80,000 employees and contractors, operating in over 90 locations worldwide.

BHP Group Ltd is registered in Australia. Its registered office is 171 Collins Street, Melbourne, Victoria 3000, Australia. BHP’s internet address is www.bhp.com. Please note that BHP’s internet address is included in this prospectus as an inactive textual reference only. The information contained on BHP’s website is not incorporated by reference into this prospectus or any future documents that may be filed with the SEC and should not be considered part of this document.

BHP pioneered the development of an oil and gas industry in Australia with the Bass Strait discovery in 1965. BHP Petroleum International Pty Ltd is a wholly owned subsidiary of BHP. The BHP Petroleum business now has conventional oil and gas assets located in the U.S. GOM, Australia, T&T, Algeria, and Mexico, and appraisal and exploration options in T&T, central and western U.S. GOM, Eastern Canada, Barbados and Egypt. The crude oil and condensate, gas and NGLs produced by the assets of BHP Petroleum are sold on the international spot and domestic markets. The BHP Petroleum assets include BHP Petroleum’s effective interest in the Rhourde Ouled Integrated Development, (“Algerian Assets”), which BHP is in the process of divesting.

During FY2021, BHP Petroleum successfully achieved first production at two major development projects, both of which were delivered on or ahead of schedule. The Ruby oil and gas project in T&T achieved first production in May 2021. The Atlantis Phase 3 project achieved first production in the first half of the 2021 fiscal year. Total BHP Petroleum production and unit costs for FY2021 was 103 MMboe and $10.83/boe respectively. The calculation of BHP Petroleum unit costs is set out in the section entitled “Management’s Discussion and Analysis of Financial Condition of Operations of BHP Petroleum—Business Overview, Strategy and Key Performance Drivers—Business Environment—BHP Petroleum costs.” BHP Petroleum unit costs exclude freight, exploration and development and evaluation expense and other costs that do not represent underlying cost performance of the business.

Recent Financial and Operating Information

The following table provides information on BHP Petroleum’s financial and operating performance in its three most recently completed fiscal years. For further information, as well as information relating to BHP Petroleum’s financial and operating performance for the half year ended 31 December 2021, see the section entitled, “Management’s Discussion and Analysis of Financial Condition of Operations of BHP Petroleum”.

		FY June 2021	FY June 2020	FY June 2019
		$ million
BHP Petroleum Financial Summary
Revenue		3,909	3,997	5,867
Underlying EBITDA		2,238	2,164	4,061
Profit/(loss) after taxation from Continuing operations		(361)	(178)	661
Profit/(loss) after taxation from Continuing and Discontinuing operations		(361)	(178)	326
Cash generated from operations		1,743	1,925	3,693
BHP Petroleum Production Volumes
Gas	bcf	340.6	359.6	396.9
Liquids	MMboe	46.0	48.9	55.1
Total	MMboe	103	109	121

During FY2021, BHP Petroleum acquired an additional 28% working interest in Shenzi for $0.5 billion, increasing its share from 44% to 72% of the project. In FY2019, BHP Petroleum completed the divestment of its U.S. Onshore Shale business, realizing net proceeds on sale of $10.4 billion.

Further details of BHP Petroleum’s historic capital expenditure and divestments is included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BHP Petroleum.”

Overview of Assets

BHP Petroleum has an international portfolio of assets which includes oil production in the U.S. GOM, Australian LNG and domestic gas assets and T&T oil and domestic gas assets. Key growth in the portfolio is driven by sanctioned and unsanctioned brownfield developments to currently producing assets in the U.S. GOM as well as the development of the Scarborough field in Australia.

Producing and Post-FID Assets (as at 31 December 2021) (1)
Asset	Description	Operator	BHP Petroleum stake	2021 Prod. MMboe (2)
Greater Shenzi (3)	Offshore oil asset located in U.S. GOM. Recently, BHP approved the brownfield expansion of Shenzi via the Shenzi North Project.	BHP Petroleum	72%	9.4

Atlantis	Offshore oil assets located in the U.S. GOM.	BP	44%	13.9

Mad Dog	Offshore oil asset located in the U.S. GOM. Phase 2 expansion of the project is currently underway	BP	23.9%	4.9

Producing and Post-FID Assets (as at 31 December 2021) (1)
Asset	Description	Operator	BHP Petroleum stake	2021 Prod. MMboe (2)

North West Shelf	LNG facility processing gas and condensate from the offshore North Rankin and Goodwyn-A offshore platforms. Onshore facilities include 5 LNG trains with 16.9 Mtpa export capacity, condensate trains and a domestic gas plant.	Woodside	16.7% (4)	22.8

Bass Strait	Southeast Australian major integrated oil and gas asset consisting of offshore facilities, onshore plants and associated pipeline infrastructure.	Exxon	Gippsland Basin Joint Venture (GBJV): 50.0% Kipper Unit Joint Venture (KUJV): 32.5%	29.1

Pyrenees	Northwest Australian offshore oil asset facility consisting of FPSO	BHP Petroleum	WA-42-L permit: 71.43% WA-43-L permit: 39.999%	2.8

Macedon	Northwest Australian offshore gas asset with the gas piped to an onshore processing plant.	BHP Petroleum	71.43%	8.4

Scarborough	Western Australian offshore gas development exporting gas from a floating production unit to Pluto LNG facility for onshore processing.	Woodside	26.5%	FID announced 22 November 2021 Targeting first cargo in 2026

T&T (Angostura and Ruby)	Angostura: Offshore oil and gas asset located northeast of Trinidad Ruby: Offshore oil and gas asset located northeast of Trinidad, tied into Angostura infrastructure	BHP Petroleum	45.0% Block 2(c) 68.46% effective interest in Block 3(a) Project Ruby	10.6

(1)	Includes all actively producing sanctioned and brownfield projects.
(2)	Production attributable to BHP Petroleum’s stake in the relevant asset for the 12 months ended 31 December 2021.
(3)	Includes Shenzi North & Wildling.
(4)	North West Shelf LNG ownership is 12.5-16.7% across 9 separate joint venture agreements, see the section entitled “—Producing Assets—North West Shelf” for further detail.

Projects and Growth Options
Asset	Description	Operator	BHP Petroleum stake	Target FID	Target First Prod

Trion	Greenfield development in the deepwater Mexico Gulf of Mexico.	BHP Petroleum	60%	2022	2026

Calypso	Deepwater gas discovery in T&T	BHP Petroleum	70%	2026	2027-2028

Producing Assets

Shenzi

Shenzi overview and history

The Shenzi conventional oil and gas field is located approximately 195 km off the coast of Louisiana in the Green Canyon protraction area, Gulf of Mexico. The field has produced ~350 MMboe (100% basis) since production commenced in 2009. Crude oil produced from the field is transported to connecting pipelines for onward sale to Gulf coast customers. Natural gas production is transported via a lateral pipeline that is tied-in into the Cleopatra natural gas pipeline for ultimate transmission onshore to the Neptune processing plant in St. Mary’s Parish, Louisiana.

The Shenzi Joint Venture has recently sanctioned two brownfield developments. First, a subsea multiphase pumping project to increase production rates from existing wells, which is targeted to be completed in 2022. The other sanctioned project involves sidetracks of existing M9U production wells to access unswept oil in the M9U reservoir and achieved first oil in the fourth quarter of 2021. There are also additional unsanctioned infill opportunities at Shenzi to increase production with 3 producing and 2 water injection wells tied back to the Shenzi tension leg platform.

In addition to the currently producing Shenzi field, the project also includes the future tie-back developments of Shenzi North and Wildling which will take advantage of existing infrastructure and production capacity in the nearby Shenzi production facility. Shenzi North, the first development phase of the Greater Wildling mini-basin, was discovered in 2017. On 5 August 2021, BHP approved the funding of $544 million in capital expenditure (100% basis) to execute the Shenzi North oil project in the U.S. GOM. The project is expected to add two wells and subsea equipment to establish a new drill centre north of Shenzi. Production is expected to begin in FY2024.

The Wildling project adds an additional two wells and subsea equipment. The Wildling field, which is also located in the Wildling mini-basin was discovered in 2017 and is expected to be developed as a subsea tie-back to the Shenzi tension leg platform. Potential FID is expected in 2022-2023, which would lead to first production in 2024-2025.

Ownership structure and joint ventures

The Shenzi field covers lease blocks GC609, GC610, GC652, GC653 and GC654. On 6 November 2020, BHP finalized a membership interest purchase and sale agreement with Hess Corporation to acquire an additional 28% working interest in Shenzi, taking its working interest from 44% to 72%. Repsol S.A. is the only other participant in the Shenzi JV, with a 28% working interest.

Shenzi North lies in lease blocks GC608 and GC609. The ownership is 72% BHP Petroleum and 28% Repsol S.A.

Greater Wildling lies in lease blocks GC520 and GC564. Greater Wildling is 100% BHP Petroleum owned and operated.

BHP Petroleum owns a 25% and 22% interest respectively in the companies that own and operate the Caesar oil pipeline and the Cleopatra natural gas pipeline which connect the Green Canyon area to connecting pipelines that transport the product onshore.

Figure 12—Shenzi Project map in relation to BHP Petroleum’s U.S. GOM projects. Fields, blocks and pipelines shown in maps are stylized and not to scale. Map only shows BHP Petroleum fields, leases and pipelines which are referenced in this section entitled “Business and Certain Information About BHP Petroleum”

Offshore infrastructure

Shenzi Tension Leg Platform
Location	195 km off the coast of Louisiana (United States) in the Green Canyon protraction area, Gulf of Mexico
Facility type	Stand-alone subsea tension leg platform
Fields (discovered (approximate))	Shenzi (2002), Greater Wildling (2016), which includes Shenzi North development
Product	Oil and gas
Production capacity	Oil: 100,000 bbl/d Gas: 50 MMscf/d
First production	2009
Production wells (current / current and sanctioned)	18 / 19

Atlantis

Atlantis overview and history

The Atlantis conventional oil and gas field is one of the largest producing fields in the Gulf of Mexico, located off the coast of Louisiana in the south-eastern Green Canyon protraction area. Oil and gas from the field is transported to existing shelf and onshore interconnections via the Caesar and Cleopatra pipelines.

Atlantis was discovered in 1998 and has produced approximately 460 MMboe (100% basis) since first production was achieved in 2007. The development of Atlantis occurred over several phases:

•	Phase 1: sanctioned in 2003;

•	Phase 2: Operator (BP) submitted Development Operations Coordination Document (DOCD) in 2009, targeting Atlantis North flank. Production commenced in 2009; and

•	Phase 3: sanctioned in 2019 with first production achieved in 2020, including eight subsea wells and associated manifolds and flow lines.

Atlantis possesses multiple unsanctioned projects currently in the planning phase, leveraging existing infrastructure and technology. Future development phases for Atlantis include multiple infill campaigns with a total of twelve additional producing wells and six additional water injection wells utilizing existing infrastructure. In addition, a major facilities expansion is planned to include topsides modification, subsea multiphase pumping, and upgrades to water injection and water handling facilities.

Ownership structure and joint ventures

Atlantis field lies within lease blocks GC699, GC742, GC743, and GC744. It is owned by BP (56.0%, operator) and BHP Petroleum (44.0%)

Figure 13—Atlantis Project map in relation to BHP Petroleum’s U.S. GOM projects. Fields, blocks and pipelines shown in maps are stylized and not to scale. Map only shows BHP Petroleum fields, leases and pipelines which are referenced in this section entitled “Business and Certain Information About BHP Petroleum.”

Offshore infrastructure

Atlantis Platform
Location	300 km off the coast of Louisiana (United States) in the south-eastern Green Canyon protraction area
Facility type	Semi-submersible wet tree development
Fields (discovered (approximate))	Atlantis (1998)
Product	Crude oil and natural gas
Production capacity	Oil: 200,000 bbl/d Gas: 180 MMscf/d
First production	2007
Production wells (current / current and sanctioned)	26 / 31

Mad Dog

Mad Dog overview and history

The Mad Dog conventional oil and gas field is located off the coast of Louisiana in the Green Canyon protraction area, Gulf of Mexico. Mad Dog was discovered in 1998 and has produced approximately 260 MMboe (100% basis) since first production, which was achieved in 2005.

Phase 1 of the project is processed through a subsea truss spar, Spar A. Oil from the project is transported to Ship Shoal 332B through the Caesar pipeline where it is then transported via the Cameron Highway Oil Pipeline System internally in the United States of America. Gas from the project is exported to Ship Shoal 332A through the Cleopatra pipeline, where it is then transported to the Manta Ray Gathering System and then to the Nautilus Gas Transportation System into Louisiana.

Mad Dog Phase 2, which was sanctioned in 2017 for $2.2 billion in capital expenditure (BHP Petroleum share), focuses development on the southern flank of the field and is targeting first production in 2022. Mad Dog Phase 2 includes a new semi-submersible FPU platform named Argos. The development plan includes 14 production wells and eight water injectors (nine producers and four water injectors have been drilled to date). The new platform will be moored approximately 10 km southwest of the existing Mad Dog platform.

Beyond the sanctioned projects, there are further brownfield growth opportunities at Mad Dog. There are additional opportunities to increase the Mad Dog Phase 2 production beyond the initial investment scope with 9 new wells tied back to existing facility. Additionally, there is potential for a water injection expansion at the project with two water injector wells providing water from Mad Dog Phase 2 facility to increase production at the existing Spar A facility.

Ownership structure and joint ventures

Mad Dog field lies in lease blocks GC738, GC781, GC782, GC824, GC825, GC826, GC868, GC869, and GC870. It is owned by BP (60.5%, operator), BHP Petroleum (23.9%), and Chevron (15.6%)

Figure 14—Mad Dog Project map in relation to BHP Petroleum’s U.S. GOM projects. Fields, blocks and pipelines shown in maps are stylized and not to scale. Map only shows BHP Petroleum fields, leases and pipelines which are referenced in this section entitled “Business and Certain Information About BHP Petroleum”

Offshore infrastructure

Mad Dog Platforms	Phase 1 (A-Spar)	Phase 2 (Argos)
Location	300 km off the coast of Louisiana (United States) in the south-eastern Green Canyon protraction area
Facility type	Subsea truss spar	Semi-submersible floating
Fields (discovered (approximate))	Atlantis (1998)
Product	Crude oil and gas	Crude oil and gas
Production capacity	Oil: 100,000 bbl/d Gas: 40 MMscf/d	Oil: 140,000 bbl/d Gas: 75 MMscf/d
First production	2005	Target first production in 2022
Production wells (current / current and sanctioned)	10 / 13 – 14	0 / 14

North West Shelf

Refer to the section entitled “Business and Certain Information About Woodside—Producing Assets—North West Shelf Project” for an overview of North West Shelf assets. BHP Petroleum owns equity interest of between 12.5% and 16.7% in the various North West Shelf joint ventures operated by Woodside.

Bass Strait

Bass Strait overview and history

The Bass Strait Project consists of numerous conventional oil and gas fields, in the well-established Gippsland Basin off the south-east coast of Victoria, Australia. The project consists of an integrated network of offshore platforms and subsea tie-backs connected via extensive pipeline infrastructure to onshore processing facilities at Longford and Long Island Point. Bass Strait was Australia’s first major offshore oil and gas development and has sold over 8 Tcf of pipeline gas and over 4 billion bbl of oil since first production in 1969.

Natural gas production from Bass Strait currently supplies approximately 40% of Australian east coast domestic gas demand and is the largest supplier into the Eastern Australian domestic gas market, which spans Queensland, New South Wales, Victoria, Tasmania, Australian Capital Territory, Northern Territory, and South Australia. The asset also produces crude oil and condensate, LPG and ethane which is sold to both domestic and international customers.

The Longford facilities process both crude oil and natural gas to achieve requisite sales specifications. Natural gas is exported directly into the east coast gas network while crude and NGLs are transferred to the Long Island Point facility by pipeline. Crude is stored at Long Island Point prior to transfer to domestic refineries via pipeline or export customers via ship loading. NGLs are processed to produce butane, propane, and ethane products. Butane and propane are stored prior to onward sale via truck loading, pipeline, or export shipping. Ethane is sold via pipeline to a customer in the Altona petrochemical area.

In April 2021, the Gippsland Basin Joint Venture successfully commissioned the West Barracouta natural gas field with a capital investment of approximately A$400 million (100% share), with BHP Petroleum’s share being approximately A$200 million. Bass Strait retains an extensive portfolio of contingent and prospective opportunities, primarily from deeper, acid gas resources. The Longford Gas Conditioning Plant commissioned in 2017 provides acid gas processing capability and future commercialization is simplified through access to existing infrastructure. There is also the potential for expansion at the Kipper field (additional Phase 1B well and compression) for acceleration and incremental resource capture.

Several of the Bass Strait offshore facilities have ceased production following field depletion and an active program of restoration is underway. Near term activities are dominated by well plug and abandonment with planning in progress for longer term facility decommissioning and removal.

Figure 15—Bass Strait Project map. Fields, blocks and pipelines shown in maps are stylized and not to scale. Map only shows BHP Petroleum fields, leases and pipelines which are referenced in the section entitled “Business and Certain Information About BHP Petroleum.”

Ownership structure and joint ventures

Bass Strait production is primarily from the Gippsland Basin Joint Venture owned by ExxonMobil (50%, operator) and BHP Petroleum (50%) and the Kipper Unit Joint Venture owned by ExxonMobil (32.5%, operator), BHP Petroleum (32.5%) and Mitsui (35%). Kipper unit production is processed by the Gippsland Basin Joint Venture under a processing agreement. The Gippsland Basin Joint Venture fields lie in permits Vic/L1-L11 and Vic/L13-19 and the Kipper field lies in permits Vic/L9 and Vic/L25.

Bass Strait key production hubs

Bass Strait hubs	Barracouta	Snapper	Marlin / Turrum	Tuna / West Tuna	Kipper	Oil Block
Location	Bass Strait off the south-east coast of Australia
Facility type	Steel jacket platform and West Barracouta subsea tieback	Steel jacket platform	Steel jacket platform	Steel jacket platform and concrete gravity structure	Subsea tieback to West Tuna	Steel jacket platform
Fields (discovered (approximate))	Barracouta (1965)	Snapper (1968)	Marlin (1966)	Tuna (1968)	Kipper (1986)	Cobia (1967), Halibut (1967), West Kingfish (1977)
Product	Natural gas, Natural gas liquids (Condensate and LPG) and Crude Oil
Production capacity	Processing via onshore gas plants at Longford and Long Island Point: Gas: 1,040 TJ/day Crude oil and condensate: 65,000 bbl/d Liquefied petroleum gas: 5,150 tonnes/d Ethane: 850 tonnes/d
First production	1969	1981	1970	1979	2017	1970
Active production wells (Note: no future drill wells currently sanctioned)	9	23	15	65	2	58

Pyrenees

Pyrenees overview and history

The Pyrenees project consists of 6 conventional oil fields located approximately 45 km northwest of Exmouth, Western Australia, in the Carnarvon Basin. Crude oil is offloaded from the FPSO directly to tankers for sale to international markets and attracts a premium to Brent given its low sulphur content. Produced formation water is treated on the facility and reinjected for disposal in four subsea water injection wells. A single well into the Macedon gas field allows for injection or production of natural gas depending on facility requirements.

The Pyrenees Phase 4 project has been sanctioned with infill drilling and well intervention for water shut-off.

Ownership structure and joint ventures

The Pyrenees development covers two separate production licenses: WA-42-L is owned by BHP Petroleum (71.4%, operator) and Santos Limited (“Santos”) (28.6%). WA-43-L is owned by BHP Petroleum (40%, operator), Santos (31.5%) and Inpex (28.5%).

Figure 16—Pyrenees Project map in relation to BHP Petroleum and Woodside’s Western Australia projects. Fields, blocks and pipelines shown in maps are stylized and not to scale with the intent to show the general location and proximity of BHP Petroleum and Woodside’s Carnarvon Basin fields assets. Maps only show the key Woodside and BHP Petroleum fields, leases and pipelines which are referenced in the sections entitled “Business and Certain Information About Woodside” and “Business and Certain Information About BHP Petroleum.” The pipeline to Wheatstone LNG stylized to connect to the Brunello field when in reality it connects to the neighboring 3rd party owned Iago field.

Offshore infrastructure

Pyrenees
Location	45 km north west of Exmouth, Western Australia
Facility type	Floating production, storage and offloading facility (Pyrenees Venture)
Fields (discovered (approximate))	Ravensworth (2003), Crosby (2003), Stickle (2004), Wildbull (2004), Tanglehead (2004) and Moondyne (1993)
Product	Crude oil
Production capacity	Oil: 96,000 bbl/d
First production	2010
Production wells (current / current and sanctioned)	22 / 22 † ‡

Note: † includes one gas well drilled into the Macedon field. ‡ Pyrenees Phase 4 is sanctioned on the basis of well re-entry for infill drilling and water shutoff and so therefore will not add to well count.

Macedon

Macedon overview and history

Macedon is an offshore gas field located in the Exmouth sub-basin around 40 km north of Exmouth, Western Australia. Gas is produced from subsea wells and flows through a pipeline to a gas treatment plant located near Onslow. Sales quality gas is then transported via a dedicated 67 km pipeline into the Dampier to Bunbury Natural Gas Pipeline and thereon for onward sale into the Western Australian domestic gas market.

Ownership structure and joint ventures

Macedon lies within WA-42-L, the same production license as Pyrenees. It is owned by BHP Petroleum (71.4%, operator) and Santos (28.6%).

Figure 17—Macedon Project map in relation to BHP Petroleum and Woodside’s Western Australia projects. Fields, blocks and pipelines shown in maps are stylized and not to scale. Map only shows BHP Petroleum fields, leases and pipelines which are referenced in the section entitled “Business and Certain Information About BHP Petroleum.”

Offshore infrastructure

Macedon
Location	100 km offshore west of Onslow, Western Australia
Facility type	Onshore single-train gas plant
Fields (discovered (approximate))	Macedon (1992)
Product	Natural gas and condensate
Production capacity	Gas: 220 MMscf/d Condensate: 110 bbl/d
First production	2013
Production wells (current / current and sanctioned)	4 / 4 †

Note: † excludes one Macedon gas well drilled as part of the Pyrenees development

Trinidad and Tobago

Angostura and Ruby overview and history

The Greater Angostura field is an offshore conventional oil and gas field located 38 km northeast of Trinidad. The Angostura field was discovered in 1999, with first oil achieved in January 2005. First gas for Angostura Phase 3 was established in September 2016. Ruby is a conventional offshore oil and gas field located within the Greater Angostura Fields. First oil was achieved in May 2021.

The current development comprises a main central processing platform (“CPP”), gas export platform (“GEP”), four wellhead protector platforms (“WPP”) and onshore terminal. Flowlines connect the Ruby wellhead platform back to the CPP and GEP for processing.

Crude oil from CPP is transported to the terminal facility located in the south eastern end of Trinidad. Calypso crude from the Angostura and Ruby fields is sold on a spot basis to international markets via the terminal facility while the gas is sold domestically under term contracts via separate pipelines to T&T from the Gas Export platform.

Ownership structure and joint ventures

The Angostura field lies in Block 2c. It is owned by BHP Petroleum (45.0%, operator), National Gas Company (30.0%) and Chaoyang (25.0%).

The Ruby field lies in Block 3a. It is owned by BHP Petroleum (68.46%, operator) and National Gas Company (31.54%).

Figure 18—Angostura and Ruby Project map. Fields, blocks and pipelines shown in maps are stylized and not to scale. Map only shows BHP Petroleum fields, leases and pipelines which are referenced in the section entitled “Business and Certain Information About BHP Petroleum.”

Offshore infrastructure

Trinidad and Tobago	Angostura—Block 2(c)	Ruby—Block 3(a)
Location	34 km north-east of Trinidad
Facility type	1 Central Processing Platform (CPP), 1 Gas Export Platform (GEP), 1 Well Protector Platform (WPP)	1 Well Protector Platform (WPP)
Fields (discovered (approximate))	Angostura (1999)	Ruby (2006)
Product	Oil and Gas
Production capacity	Oil: 100,000 bbl/d Gas: 340 MMscf/d	Tie-in to Angostura CPP
First production	2005	2021
Production wells (current / current and sanctioned)	22 / 22	5/5
Injection wells (current / current and sanctioned)	7 / 7	1 / 1

Other

BHP Petroleum is operator for several Australian fields that are no longer in production including Griffin (45-71.43% Equity) and Stybarrow (50%) offshore oil fields located off North West Cape and the Minerva offshore gas field (Operator 90%) in the Otway basin. A program of restoration activities is underway and is being carried out in close cooperation with environment and safety regulators and other key stakeholders.

Algerian Assets Sale

While BHP Petroleum’s reserves and resources as of 30 June 2021 and the combined financial statements of BHP Petroleum are inclusive of BHP Petroleum’s 28.85% interest in the Rhourde Ouled Integrated Development, (“Algerian Assets”), this entity is currently classified as non-core and is expected to be divested prior to the Implementation of the Merger.

As part of the Merger, Woodside and BHP have agreed that BHP will retain the economic benefits of the Algerian Assets from the Merger effective date (1 July 2021), including the net proceeds from the divestment. If the divestment of the Algerian Assets has not completed prior to the Implementation of the Merger, Woodside will operate the Algerian Assets on behalf of BHP under an arrangement whereby BHP will retain all economic exposure and indemnify Woodside for any costs and liabilities associated with the Algerian Assets until such time as both parties agree alternative arrangements or the Algerian Assets lapse or terminate (whichever is earlier). As of 30 June 2021, the 1P reserves of the Algerian Assets were approximately 8.9 MMboe and for each of the years ended 30 June 2021, 2020 and 2019, the Algerian Assets contributed revenues of $164m, $159m and $258m respectively.

Growth Projects

Scarborough

Refer to the section entitled “Business and Certain Information About Woodside—Projects and Growth Options—Scarborough and Pluto Train 2” for an overview of the Scarborough asset. BHP Petroleum owns a 26.5% stake in the Scarborough Joint Venture.

Trion

Trion overview and history

The Trion project (Trion) is a BHP Petroleum-operated oil and gas opportunity in Mexico, which was discovered by PEMEX (Mexico’s state-owned petroleum company) in 2012, with BHP acquiring operatorship in 2017.

Trion is a greenfield development that would represent the first oil production from Mexico’s deepwater, with potential for future discoveries to be tied back to Trion facilities. The Trion field is in the Perdido Foldbelt, Gulf of Mexico, at a water depth of 2,500m approximately 180 km off the Mexican coastline and 30 km south of the U.S./Mexico maritime border.

Ownership structure and joint ventures

BHP Petroleum holds a 60% participating interest in and operatorship of blocks AE-0092 and AE-0093 containing the Trion discovery located in the deep-water Gulf of Mexico offshore Mexico. PEMEX Exploration & Production Mexico holds a 40% interest in the blocks.

Calypso

Calypso overview and history

Calypso is a BHP Petroleum-operated deepwater gas discovery in Trinidad & Tobago. The Calypso opportunity is located 217 km off the coast of Trinidad & Tobago and comprises several discoveries in deepwater Blocks 23(a) and TTDAA 14. Calypso is proximate to existing LNG infrastructure and downstream petrochemical facilities.

The Calypso “appraisal well” (a well drilled to follow up a discovery and evaluate its commercial potential), Bongos-3, was “spudded” (commenced well-drilling process) on 27 July 2021 and encountered hydrocarbons. A side track, Bongos-3X, is currently being drilled for further appraisal and a formation evaluation program was also completed on 18 September 2021. The Bongos-4 well was spudded on 6 August 2021 and is currently suspended, with operations due to recommence following the completion of Bongos-3X operations.

Ownership structure and joint ventures

Calypso sits within the Deepwater Blocks 23(a) and TTDAA 14 lease blocks. It is owned by BHP Petroleum (70.0%, operator) and BP (30%).

Magellan

Magellan overview and history

The Magellan development in the Trinidad South Deepwater license block TTDAA 5 includes the LeClerc and Victoria gas fields discovered in 2016 and 2018, respectively. Both fields contain dry gas with a high methane content of 99%. Both fields are approximately 200 km east of the island of Trinidad in water depths of approximately 1,800m.

Ownership structure and joint ventures

BHP Petroleum signed a Production Sharing Contract in 2013 for exploration in the TTDAA 5 Block. BHP Petroleum is the operator and has a 65% working interest with Shell as partner.

Seasonality

BHP Petroleum’s revenue is exposed to commodity price fluctuations through the sale of hydrocarbons. Commodity pricing can be higher during winter in the Northern hemisphere due to increased demand.

Description of Property

The following table sets out the location, capacity and BHP Petroleum’s ownership interest in the platforms described below.

Asset	Location	BHP Petroleum interest (%)	100% capacity	BHP Petroleum operated
Shenzi (Green Canyon 653)	U.S. GOM	72.0%	100 kbbl/d oil 50 MMscf/d gas	Yes
Atlantis (Green Canyon 743)	U.S. GOM	44.0%	200 kbbl/d oil 180 MMscf/d gas	No
Mad Dog (Green Canyon 782)	U.S. GOM	23.9%	100 kbbl/d oil 60 MMscf/d gas	No
Mad Dog (Argos) FPU	U.S. GOM	23.9%	140 kbbl/d oil 75 MMscf/d gas	No
Bass Strait	Offshore and onshore Victoria	Gippsland Basin joint venture: 50.0% Kipper Unit joint venture: 32.5%	65 kbbl/d oil 1,040 TJ/d 5,150 tpd LPG 850 tpd Ethane	No
North West Shelf LNG	Refer to the section entitled “Business and Certain Information About Woodside—Description of Property.” BHP Petroleum owns an equivalent stake to Woodside but is not operator
North West Shelf Oil (Okha FPSO)	Refer to the section entitled “Business and Certain Information About Woodside—Description of Property.” BHP Petroleum owns a non-operated 16.67% stake
Pyrenees	Offshore Western Australia	WA-42-L permit: BHP Petroleum 71.43% WA-43-L permit: BHP Petroleum 39.999%	Production capacity: 96 kbbl/d oil Storage: 920 kbbl	Yes
Macedon	Offshore and onshore Western Australia	71.43%	Production capacity: 213 MMscf/d gas 0.02 kbbdl/d condensate	Yes
Greater Angostura	Offshore T&T	45.0%	100 kbbdl/d oil 340 MMscf/d gas	Yes
Ruby	Offshore T&T	68.46%	16 kbbdl/d oil 80 MMscf/d gas	Yes

In addition to the assets described above, BHP Petroleum leases office space in several locations globally, the two largest being Houston, Texas and Trinidad.

Reserves and Resources

Production

The table below details BHP Petroleum’s historical net crude oil and condensate, natural gas and natural gas liquids production, primarily by geographic segment, for each of the three years ended 30 June 2021, 2020 and 2019. The following shows volumes of marketable production after deduction of applicable royalties, fuel and flare. Included in the table are average production costs per unit of production and average sales prices for crude oil and condensate and natural gas for each of those periods.

	BHP Petroleum share of production Year Ended 30 June
	2021	2020	2019
Production volumes
Crude oil and condensate (‘000 of barrels)
Australia	11,918	14,044	14,365
United States—Conventional	23,165	23,345	28,047
United States—Onshore U.S. (1)	—	—	6,411
Other (2)	3,646	3,823	4,885
Total crude oil and condensate	38,729	41,212	53,708
Natural gas (billion cubic feet)
Australia	280.9	292.6	310.1
United States—Conventional	7.3	8.1	10.4
United States—Onshore U.S. (1)	—	—	96.3
Other (2)	52.4	58.9	76.2
Total natural gas	340.6	359.6	493.0
Natural gas liquids (3) (‘000 of barrels)
Australia	6,007	6,462	6,265
United States—Conventional	1,306	1,189	1,581
United States—Onshore U.S. (1)	—	—	3,505
Other (2)	—	—	42
Total NGL (3)	7,313	7,651	11,392
Total production of petroleum products (4) (million barrels of oil equivalent)
Australia	64.7	69.3	72.3
United States—Conventional	25.7	25.9	31.4
United States—Onshore U.S. (1)	—	—	26.0
Other (2)	12.4	13.6	17.6
Total production of petroleum products	102.8	108.8	147.3
Average sales price
Crude oil and condensate ($ per barrel)
Australia	53.31	52.38	69.50
United States—Conventional	51.74	46.69	64.65
United States—Onshore U.S. (1)	—	—	68.02
Other (2)	55.33	56.05	68.86
Total crude oil and condensate	52.56	49.53	66.73

	BHP Petroleum share of production Year Ended 30 June
	2021	2020	2019
Natural gas ($ per thousand cubic feet)
Australia	5.12	5.60	7.00
United States—Conventional	2.75	2.20	3.22
United States—Onshore U.S. (1)	—	—	2.90
Other (2)	3.23	2.60	2.87
Total natural gas	4.79	5.02	5.50
Natural gas liquids ($ per barrel)
Australia	34.16	27.51	36.54
United States—Conventional	20.82	13.44	25.73
United States—Onshore U.S. (1)	—	—	27.74
Other (2)	—	—	28.66
Total NGL	31.63	25.36	32.17
Total average production cost ($ per barrel of oil equivalent) (5)
Australia	6.40	7.12	8.98
United States—Conventional	8.43	4.57	5.29
United States—Onshore U.S. (1)	—	—	4.93
Other (2)	5.20	4.94	6.41
Total average production cost	6.76	6.24	7.18

(1)

Production for onshore assets in the United States is shown through the closing date of the divestment in FY2019. Production for Eagle Ford, Permian and Haynesville assets is shown through 31 October 2018 and production for Fayetteville is shown through 28 September 2018.

(2)	Other comprises Algeria, T&T, and the United Kingdom (divested 30 November 2018).
(3)	LPG and ethane are reported as natural gas liquids (NGL).
(4)	Total barrels of oil equivalent (“boe”) conversion is based on the following: 6,000 standard cubic feet (“scf”) of natural gas equals one boe.
(5)

Average production costs include direct and indirect costs relating to the production of hydrocarbons and the foreign exchange effect of translating local currency denominated costs into U.S. dollars, but excludes ad valorem and severance taxes, and the cost to transport BHP Petroleum’s produced hydrocarbons to the point of sale.

Reserves

Reserves are the estimated quantities of material that can be demonstrated to be able to be economically and legally extracted from BHP Petroleum’s properties. In order to estimate reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity prices and exchange rates.

Estimating the quantity and/or quality of reserves requires the size, shape and depth of oil and gas reservoirs to be determined by analyzing geological data, such as drilling samples and geophysical survey interpretations. Economic assumptions used to estimate reserves change from period to period as additional technical and operational data is generated.

Petroleum reserves

Estimates of oil and gas reserves involve some degree of uncertainty, are inherently imprecise, require the application of judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the standardized measure of discounted cash flows, depreciation, depletion and amortization charges, the assessment of impairments and the assessment of valuation allowances against deferred tax assets) that are based on reserve estimates are also subject to change.

How BHP Petroleum estimates and reports reserves

BHP Petroleum’s reserves are estimated as of 30 June each year. Reported reserves include both conventional petroleum reserves and reserves with respect to onshore assets in the United States for FY2018 and are included in the opening balances in the accompanying tables. Footnotes have been included with the tables to identify the contribution of the discontinued operations (onshore United States) for this period. The sale of BHP Petroleum’s interests in onshore U.S. reserves was completed in FY2019. Remaining reserves at the end of FY2019, FY2020 and FY2021 reflect the continuing operations only.

BHP Petroleum’s proved reserves are estimated and reported on a net interest basis according to the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

Proved oil and gas reserves

Proved oil and gas reserves are those quantities of crude oil, natural gas and natural gas liquids (NGL) that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts and government regulations. Unless evidence indicates that renewal of existing operating contracts is reasonably certain, estimates of economically producible reserves reflect only the period before the contracts expire. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence within a reasonable time. As specified in SEC Rule 4-10(a) of Regulation S-X, oil and gas prices are taken as the unweighted average of the corresponding first day of the month prices for the 12 months prior to the ending date of the period covered.

Proved reserves were estimated by reference to available well and reservoir information, including but not limited to well logs, well test data, core data, production and pressure data, geologic data, seismic data and in some cases, to similar data from analogous, producing reservoirs. A wide range of engineering and geoscience methods, including performance analysis, numerical simulation, well analogues and geologic studies were used to estimate high confidence proved developed and undeveloped reserves in accordance with SEC regulations.

Proved reserve estimates were attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable government and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves include only volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision (either upward or downward) based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

Developed oil and gas reserves

Proved developed oil and gas reserves are reserves that can be expected to be recovered through:

•	existing wells with existing equipment and operating methods; and

•	installed extraction equipment and infrastructure operational at the time of the reserve estimate if the extraction is by means not involving a well.

Performance-derived reserve assessments for producing wells were primarily based on the following manner:

•	for BHP Petroleum’s conventional operations, reserves were estimated using rate and pressure decline methods, including material balance, supplemented by reservoir simulation models where appropriate;

•	for BHP Petroleum’s discontinued operations (onshore U.S.) reported for FY2018, reserves were estimated using rate-transient analysis and decline curve analysis methods; and

•	for wells that lacked sufficient production history, reserves were estimated using performance-based type curves and offset location analogues with similar geologic and reservoir characteristics.

Proved undeveloped reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage where commitment has been made to commence development within five years from first reporting or from existing wells where a relatively major expenditure is required for recompletion.

A combination of geologic and engineering data and where appropriate, statistical analysis was used to support the assignment of proved undeveloped reserves when assessing planned drilling locations. Performance data along with log and core data was used to delineate consistent, continuous reservoir characteristics in core areas of the development. Proved undeveloped locations were included in core areas between known data and adjacent to productive wells using performance-based type curves and offset location analogues with similar geologic and reservoir characteristics. Locations where a high degree of certainty could not be demonstrated using the above technologies and techniques were not categorized as proved.

Methodology used to estimate reserves

Reserves have been estimated with deterministic methodology, with the exception of the North West Shelf gas operation in Australia, where probabilistic methodology has been used to estimate and aggregate reserves for the reservoirs dedicated to the gas project only. The probabilistic-based portion of these reserves totals 6 million barrels of oil equivalent (“MMboe”) in FY2021, 12 MMboe in FY2020 and 16 MMboe in FY2019. These amounts represent approximately 1% of BHP Petroleum’s total reported proved reserves in FY2021, and approximately 2% in each of FY2020 and FY2019. Total boe conversion is based on the following: 6,000 standard cubic feet (“scf”) of natural gas equals one boe. Aggregation of proved reserves beyond the field/project level has been performed by arithmetic summation. Due to portfolio effects, aggregates of proved reserves may be conservative. The custody transfer point(s) or point(s) of sale applicable for each field or project are the reference point for reserves. The reserves replacement ratio is the change in reserves during the year excluding production, divided by the production during the year and stated as a percentage.

Governance

The Petroleum Reserves Group (“PRG”) is a dedicated group that provides oversight of the reserves’ assessment and reporting processes. It is independent of the various operation teams directly responsible for development and production activities. The PRG is staffed by individuals averaging more than 30 years’ experience in the oil and gas industry. The manager of the PRG, Abhijit Gadgil, is a full-time employee of BHP and is responsible for overseeing the preparation of the reserve estimates and compiling the information with respect to BHP Petroleum for inclusion in this prospectus. He has an advanced degree in engineering and more than 40 years of diversified industry experience in reservoir engineering, reserves assessment, field development and technical management. He is a 40-year member of the Society of Petroleum Engineers (“SPE”). He has also served on the Society of Petroleum Engineers Oil and Gas Reserves Committee. Mr. Gadgil has the qualifications and experience required to act as a qualified petroleum reserves evaluator under the ASX Listing Rules. The estimates of petroleum reserves are based on and fairly represent information and supporting documentation prepared under the supervision of Mr. Gadgil. He has reviewed and agrees with the information included in this “—Reserves and Resources” section and has given his prior written consent for its publication. No part of the individual compensation for members of the PRG is dependent on reported reserves.

Reserve assessments for all BHP Petroleum operations were conducted by technical staff within the operating organization. These individuals meet the professional qualifications outlined by the SPE, are trained in the fundamentals of SEC reserves reporting and the reserves processes and are endorsed by the PRG. Each reserve assessment is reviewed annually by the PRG to ensure technical quality, adherence to internally published BHP Petroleum guidelines and compliance with SEC reporting requirements. Once endorsed by the PRG, all reserves receive final endorsement by senior management and the Risk and Audit Committee prior to public reporting. BHP Petroleum’s Internal Audit and Advisory function provides secondary assurance of the oil and gas reserve reporting processes through the testing of the effectiveness of key controls that have been implemented as required by the U.S. Sarbanes-Oxley Act.

FY2021 proved reserves

Production for FY2021 totaled 103 MMboe in sales with an additional 5 MMboe in non-sales production, which was used primarily for fuel consumed in operations. Total production of 108 MMboe was approximately 6 MMboe lower than in FY2020. The decrease was primarily due to natural declines in mature fields.

Net additions to reserves totaled 25 MMboe, driven primarily by the acquisition of additional working interest in the Shenzi field and partially offset by a negative performance revision in the Atlantis field in the U.S. GOM. The net additions replaced 23% of production. As of 30 June 2021, proved reserves totaled 665 MMboe.

Reserves have been calculated using the economic interest method and represent net revenue interest volumes after deduction of applicable royalties owned by others. Reserves of 61 MMboe were in production and risk-sharing arrangements where BHP Petroleum has a revenue interest in production without transfer of ownership of the products. At 30 June 2021, approximately 9% of the proved reserves were attributable to these arrangements.

Extensions and discoveries

In the Atlantis field in the U.S. GOM, Phase 3 development drilling in the south west region of the field added approximately 1 MMboe by extending the previously recognized proved reservoir limit.

Revisions

In Australia, revisions increased proved reserves by 4 MMboe, primarily due to strong performance in the Macedon field. Small increases in the Bass Strait and Pyrenees fields were offset by negative performance revisions in the North West Shelf fields.

In the U.S. GOM, revisions decreased reserves by 11 MMboe overall, primarily driven by reductions related to lower than expected well performance in the Atlantis and Mad Dog fields of 19 MMboe and 4 MMboe respectively. Approval of the Shenzi Subsea Multi Phase Pump Project added 6 MMboe, while strong performance in the eastern area of the Shenzi field increased reserves by a further 5 MMboe.

In T&T, continued strong performance in the Angostura field added 6 MMboe to proved reserves. This addition was partially offset by a price-related reduction of approximately 1 MMboe.

Improved recovery revisions

There were no improved recovery revisions during the year.

Purchases and sales

In November 2020, BHP Petroleum acquired Hess Corporation’s 28% interest in the Shenzi field located in the Gulf of Mexico. The acquisition resulted in the addition of approximately 27 MMboe to proved reserves. BHP Petroleum also divested its 35% interest in the Neptune field in May 2021 which reduced reserves by approximately 1 MMboe. Overall, net additions from Purchases and Sales were 26 MMboe.

FY2020 proved reserves

Production for FY2020 totaled 109 MMboe in sales with an additional 5 MMboe in non-sales production, which was used primarily for fuel consumed in operations. Total production was approximately 13 MMboe lower than conventional production in FY2019. The decrease was due to a number of factors, including natural declines in mature fields, weather events that necessitated precautionary shut ins and lower demand as a consequence of the COVID-19 pandemic. Discoveries, extensions and revisions to reserves added a total of 21 MMboe, which replaced 19% of production. As of 30 June 2020, proved reserves totaled 748 MMboe.

Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty. Reserves of 69 MMboe are in two production and risk-sharing arrangements where BHP Petroleum has a revenue interest in production without transfer of ownership of the products. At 30 June 2020, approximately 9% of the proved reserves were attributable to such arrangements.

Extensions and discoveries

BHP Board approval of the North West Shelf Greater Western Flank Phase 3 project in Australia added 12 MMboe for development of the Goodwyn South and Lambert Deep fields. BHP Board approval of the Ruby development project in T&T during the September 2019 quarter also added 19 MMboe to proved reserves. The Ruby project is comprised of the Ruby oil field and the Delaware gas field.

Revisions

In Australia, reserves decreased by 35 MMboe overall due to downward revisions. This reduction was primarily in the Bass Strait due to poor reservoir performance in the Turrum field and lower overall condensate and natural gas liquids (NGL) recovery from the Bass Strait gas fields totaling 40 MMboe. Included in this reduction was a decrease of 4 MMboe due to lower product prices. Improved reservoir performance in the Pyrenees operated field added 5 MMboe partially offsetting the Bass Strait reduction. In the North West Shelf fields, reserves increased 4 MMboe for better performance and other revisions, however, this increase was offset by product price-related reductions of 4 MMboe. In the U.S. GOM, strong reservoir performance and technical studies in the Atlantis, Shenzi and Mad Dog fields added a total of 25 MMboe to proved reserves.

In the Angostura field in T&T and the Rhourde Ouled Diemma integrated development in Algeria, increases of 1 MMboe were offset by product price-related reductions of approximately 1 MMboe.

During FY2020, net revisions reduced reserves by a total of 10 MMboe overall.

Improved recovery revisions

There were no improved recovery revisions during the year.

Purchases and sales

There were no purchases or sales during the year.

FY2019 proved reserves

Production for FY2019 totaled 147 MMboe in sales, which was comprised of 121 MMboe for BHP Petroleum’s conventional fields and 26 MMboe that was produced from BHP Petroleum’s U.S. onshore fields prior to the closure of the divestment agreements. In comparison, BHP Petroleum’s conventional fields produced approximately 1 MMboe more than in FY2018. This increase was due to a number of factors, including start-up of the Greater Western Flank Phase B project in the North West Shelf in Australia and higher uptime in several fields, which more than offset natural production declines in more mature fields. There was also an additional 5 MMboe in non-sales production, primarily for fuel consumed in BHP Petroleum’s petroleum operations. The combined sales and non-sales production totaled 152 MMboe for FY2019. For BHP Petroleum’s conventional fields, additions and revisions to reserves added 57 MMboe, which replaced 45% of the production in FY2019. As of 30 June 2019, BHP Petroleum’s proved reserves totaled 841 MMboe.

Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty. Reserves of 64 MMboe are in two production and risk-sharing arrangements where BHP Petroleum has a revenue interest in production without transfer of ownership of the products. At 30 June 2019, approximately 8% of the proved reserves were attributable to such arrangements.

Extensions and discoveries

Extensions added a total of approximately 2 MMboe to proved reserves, of which 1 MMboe was added for the Atlantis field in the U.S. GOM with the balance being added in the Snapper field in the Bass Strait in Australia.

Improved recovery revisions

There were no improved recovery revisions during the year.

Revisions

Revisions for FY2019 added a total of 56 MMboe. The largest addition was in the Atlantis field where 28 MMboe was added for performance and approval of Phase 3 infill drilling. Other revisions, primarily in the Mad Dog field, brought the total revisions for BHP Petroleum’s U.S. GOM assets to 29 MMboe. Additions through revisions in Australia totaled 22 MMboe, with the North West Shelf project adding 11 MMboe. The Goodwyn field was the largest component of this change adding 10 MMboe for strong performance. In the Bass Strait, 11 MMboe was added with the largest changes occurring in the Snapper and Turrum fields, which added 5 MMboe and 2 MMboe, respectively. In other geographic areas (comprising Algeria, T&T and the United Kingdom (sold in FY2019)), 4 MMboe was added for better performance in the offshore Angostura project in T&T, while 1 MMboe was added for improved performance in the Rhourde Ouled Djemma integrated development in Algeria.

Purchases and sales

The sale of BHP Petroleum’s interests in the U.S. onshore Permian, Eagle Ford, Haynesville and Fayetteville fields accounted for reported sales of approximately 464 MMboe. There were no purchases during FY2019.

These results are summarized in the following tables, which detail estimated oil, condensate, NGL and natural gas reserves at 30 June 2021, 30 June 2020 and 30 June 2019, with a reconciliation of the changes in each year.

Millions of barrels	Australia	United States	Other (b)	Total
Proved developed and undeveloped oil and condensate reserves (a)
Reserves at 30 June 2018	70.5	361.8 (c)	21.9	454.2 (c)
Improved recovery	—	—	—	—
Revisions of previous estimates	7.8	25.9	1.0	34.7
Extensions and discoveries	0.0	0.8	—	0.9
Purchase/sales of reserves	—	(79.7)	—	(79.7)
Production	(14.4)	(34.5)	(4.9)	(53.7)
Total changes	(6.5)	(87.5)	(3.9)	(97.9)
Reserves at 30 June 2019	63.9	274.4	18.0	356.3
Improved recovery	—	—	—	—
Revisions of previous estimates	0.9	21.3	(0.7)	21.5
Extensions and discoveries	1.8	—	5.0	6.7
Purchase/sales of reserves	—	—	—	—
Production	(14.0)	(23.3)	(3.8)	(41.2)
Total changes	(11.3)	(2.0)	0.4	(13.0)
Reserves at 30 June 2020	52.6	272.3	18.4	343.4
Improved recovery	—	—	—	—
Revisions of previous estimates	2.7	(8.0)	(0.0)	(5.3)
Extensions and discoveries	—	1.1	—	1.1
Purchase/sales of reserves	—	23.9	—	23.9
Production	(11.9)	(23.2)	(3.6)	(38.7)
Total changes	(9.2)	(6.2)	(3.7)	(19.1)
Reserves at 30 June 2021	43.5	266.1	14.7	324.3
Developed
Proved developed oil and condensate reserves
as of 30 June 2018	60.5	181.2	19.2	260.8
as of 30 June 2019	59.0	128.9	16.3	204.2
as of 30 June 2020	46.7	131.0	11.9	189.6
Developed reserves as of 30 June 2021	38.2	138.9	10.6	187.6
Undeveloped
Proved undeveloped oil and condensate reserves
as of 30 June 2018	10.0	180.7	2.8	193.4
as of 30 June 2019	5.0	145.4	1.7	152.1
as of 30 June 2020	6.0	141.3	6.5	153.8
Undeveloped reserves as of 30 June 2021	5.3	127.2	4.2	136.7

(a)	Small differences are due to rounding to first decimal place.
(b)	‘Other’ comprises Algeria, T&T and the United Kingdom (sold in FY2019).
(c)	For FY2018 amounts include 86.1 million barrels attributable to discontinued operations of onshore U.S.

Millions of barrels	Australia	United States		Other (b)	Total
Proved developed and undeveloped NGL reserves (a)
Reserves at 30 June 2018	56.5	72.0	(c)(d)	—	128.4	(c)(d)
Improved recovery	—	—		—	—
Revisions of previous estimates	4.9	0.8		0.0	5.7
Extensions and discoveries	0.2	0.1		—	0.2
Purchase/sales of reserves	—	(58.7)		—	(58.7)
Production	(6.3)	(5.1)		(0.0)	(11.4)
Total changes	(1.2)	(62.9)		—	(64.1)
Reserves at 30 June 2019	55.2	9.1		—	64.3
Improved recovery	—	—		—	—
Revisions of previous estimates	(17.8)	1.2		—	(16.6)
Extensions and discoveries	0.3	—		—	0.3
Purchase/sales of reserves	—	—		—	—
Production	(6.5)	(1.2)		—	(7.6)
Total changes	(23.9)	—		—	(23.9)
Reserves at 30 June 2020	31.3	9.0		—	40.4
Improved recovery	—	—		—	—
Revisions of previous estimates	(1.6)	(1.1)		—	(2.7)
Extensions and discoveries	—	0.0		—	0.0
Purchase/sales of reserves	—	0.6		—	0.6
Production	(6.0)	(1.3)		—	(7.3)
Total changes	(7.6)	(1.7)		—	(9.3)
Reserves at 30 June 2021	23.7	7.3		—	31.0
Developed
Proved developed NGL reserves
as of 30 June 2018	49.8	37.0		—	86.8
as of 30 June 2019	46.5	4.3		—	50.8
as of 30 June 2020	23.8	5.0		—	28.8
Developed reserves as of 30 June 2021	17.7	4.4		—	22.1
Undeveloped
Proved undeveloped NGL reserves
as of 30 June 2018	6.6	35.0		—	41.6
as of 30 June 2019	8.7	4.8		—	13.5
as of 30 June 2020	7.6	4.0		—	11.6
Undeveloped reserves as of 30 June 2021	6.0	2.9		—	8.9

(a)	Small differences are due to rounding to first decimal place.
(b)	‘Other’ comprises Algeria, T&T and the United Kingdom (sold in FY2019).
(c)	For FY2018 amounts include 62.2 million barrels attributable to discontinued operations of onshore U.S.
(d)	For FY2018 amounts include 2.5 million barrels consumed as fuel for discontinued operations of onshore U.S.

Billions of cubic feet	Australia (c)	United States		Other (d)	Total
Proved developed and undeveloped natural gas reserves (a)
Reserves at 30 June 2018	2,412.5 (e)	2,160.1	(f)(i)	328.6 (g)	4,901.2	(h)(i)
Improved recovery	—	—		—	—
Revisions of previous estimates	53.7	14.0		24.7	92.4
Extensions and discoveries	2.5	0.4		—	3.0
Purchase/sales of reserves	—	(1,952.8)		—	(1,952.8)
Production (b)	(336.8)	(109.4)		(77.8)	(524.1)
Total changes	(280.6)	(2,047.8)		(53.1)	(2,381.5)
Reserves at 30 June 2019	2,131.9 (e)	112.3	(f)	275.5 (g)	2,519.7	(h)
Improved recovery	—	—		—	—
Revisions of previous estimates	(111.7)	14.2		5.6	(92.0)
Extensions and discoveries	62.4	—		84.0	146.5
Purchase/sales of reserves	—	—		—	—
Production (b)	(317.3)	(10.7)		(60.7)	(388.7)
Total changes	(366.6)	3.5		28.9	(334.2)
Reserves at 30 June 2020	1,765.3 (e)	115.8	(f)	304.4 (g)	2,185.5	(h)
Improved recovery	—	—		—	—
Revisions of previous estimates	15.4	(8.6)		27.2	34.0
Extensions and discoveries	—	0.4		—	0.4
Purchase/sales of reserves	—	7.5		—	7.5
Production (b)	(304.4)	(9.9)		(54.9)	(369.2)
Total changes	(289.0)	(10.6)		(27.7)	(327.3)
Reserves at 30 June 2021	1,476.3 (e)	105.2	(f)	276.7 (g)	1,858.2	(h)
Developed
Proved developed natural gas reserves
as of 30 June 2018	1,975.9	1,479.4		328.6	3,783.8
as of 30 June 2019	1,856.4	65.5		275.5	2,197.3
as of 30 June 2020	1,453.1	73.4		220.4	1,746.9
Developed reserves as of 30 June 2021	1,262.5	69.5		199.4	1,531.5
Undeveloped
Proved undeveloped natural gas reserves
as of 30 June 2018	436.6	680.7		—	1,117.3
as of 30 June 2019	275.5	46.8		—	322.3
as of 30 June 2020	312.2	42.4		84.0	438.6
Undeveloped reserves as of 30 June 2021	213.8	35.6		77.3	326.7

(a)	Small differences are due to rounding to first decimal place.
(b)	Production includes volumes consumed by operations.
(c)	Production for Australia includes gas sold as LNG.
(d)	“Other” comprises Algeria, T&T and the United Kingdom (sold in FY2019).
(e)	For FY2018, FY2019, FY2020 and FY2021 amounts include 295, 268, 246 and 204 billion cubic feet respectively, which are anticipated to be consumed as fuel in operations in Australia.
(f)	For FY2018, FY2019, FY2020 and FY2021 amounts include 160, 64, 65 and 67 billion cubic feet respectively, which are anticipated to be consumed as fuel in operations in the United States.
(g)

For FY2018, FY2019, FY2020 and FY2021 amounts include 16, 14, 17 and 13 billion cubic feet respectively, which are anticipated to be consumed as fuel in operations in other areas (comprising Algeria, T&T and the United Kingdom (sold in FY2019)).

(h)	For FY2018, FY2019, FY2020 and FY2021 amounts include 472, 346, 327 and 284 billion cubic feet respectively, which are anticipated to be consumed as fuel in operations.
(i)	For FY2018 amounts include 2,049 billion cubic feet attributable to discontinued operations of onshore U.S.

Millions of barrels of oil equivalent (a)	Australia	United States		Other (d)	Total
Proved developed and undeveloped oil, condensate, natural gas and NGL reserves (b)
Reserves at 30 June 2018	529.0 (e)	793.8	(f)(i)	76.7 (g)	1,399.5	(h)(i)
Improved recovery	—	—		—	—
Revisions of previous estimates	21.6	29.1		5.1	55.8
Extensions and discoveries	0.6	0.9		—	1.6
Purchase/sales of reserves	—	(463.9)		—	(463.9)
Production (c)	(76.8)	(57.8)		(17.9)	(152.4)
Total changes	(54.5)	(491.7)		(12.8)	(558.9)
Reserves at 30 June 2019	474.5 (e)	302.2	(f)	63.9 (g)	840.6	(h)
Improved recovery	—	—		—	—
Revisions of previous estimates	(35.4)	24.8		0.2	(10.4)
Extensions and discoveries	12.5	—		19.0	31.5
Purchase/sales of reserves	—	—		—	—
Production (c)	(73.4)	(26.3)		(13.9)	(113.6)
Total changes	(96.3)	(1.5)		5.2	(92.6)
Reserves at 30 June 2020	378.2 (e)	300.7	(f)	69.1 (g)	748.0	(h)
Improved recovery	—	—		—	—
Revisions of previous estimates	3.7	(10.5)		4.5	(2.3)
Extensions and discoveries	—	1.2		—	1.2
Purchase/sales of reserves	—	25.7		—	25.7
Production (c)	(68.7)	(26.1)		(12.8)	(107.6)
Total changes	(64.9)	(9.7)		(8.3)	(83.0)
Reserves at 30 June 2021	313.2 (e)	290.9	(f)	60.9 (g)	665.0	(h)
Developed
Proved developed oil, condensate, natural gas and NGL reserves
as of 30 June 2018	439.6	464.7		73.9	978.2
as of 30 June 2019	414.9	144.1		62.2	621.2
as of 30 June 2020	312.6	148.3		48.6	509.5
Developed reserves as of 30 June 2021	266.3	154.8		43.8	465.0
Undeveloped
Proved undeveloped oil, condensate, natural gas and NGL reserves
as of 30 June 2018	89.4	329.2		2.8	421.3
as of 30 June 2019	59.6	158.1		1.7	219.4
as of 30 June 2020	65.6	152.4		20.5	238.5
Undeveloped reserves as of 30 June 2021	46.9	136.1		17.1	200.1

(a)	Barrel oil equivalent conversion based on 6,000 scf of natural gas equals one boe.
(b)	Small differences are due to rounding to first decimal place.
(c)	Production includes volumes consumed by operations.
(d)	“Other” comprises Algeria, T&T and the United Kingdom (sold in FY2019).
(e)	For FY2018, FY2019, FY2020 and FY2021 amounts include 49, 45, 41 and 34 million barrels equivalent respectively, which are anticipated to be consumed as fuel in operations in Australia.
(f)	For FY2018, FY2019, FY2020 and FY2021 amounts include 29, 11, 11 and 11 million barrels equivalent respectively, which are anticipated to be consumed as fuel in operations in the United States.
(g)

For FY2018, FY2019, FY2020 and FY2021 amounts include 3, 2, 3 and 2 million barrels equivalent respectively, which are anticipated to be consumed as fuel in operations in other areas (comprising Algeria, T&T and the United Kingdom (sold in FY2019)).

(h)	For FY2018, FY2019, FY2020 and FY2021 amounts include 81, 58, 55 and 47 million barrels equivalent respectively, which are anticipated to be consumed as fuel in operations.
(i)	For FY2018 amounts include 490 million barrels equivalent attributable to discontinued operations of onshore U.S.

FY2021 proved undeveloped reserves

At 30 June 2021, BHP Petroleum had 200 MMboe of proved undeveloped reserves, which corresponds to 30% of the reported proved reserves of 665 MMboe. This represents a decrease of 38 MMboe from the 238 MMboe at 30 June 2020.

During FY2021, a total of 44 MMboe proved undeveloped reserves were converted to proved developed reserves through development activities. This was driven by the following three projects: the Barracouta West development in the Bass Strait in Australia (14 MMboe), a gas delivery pressure and compressor re-staging study in the Macedon field in Offshore Western Australia (14 MMboe) and the Atlantis Phase 3 development in the U.S. GOM (14 MMboe).

Start-up of the Ruby development project in offshore T&T also converted 3 MMboe to proved developed with first oil production. Increases to proved undeveloped reserves included approval of the Shenzi Subsurface Multi-Phase Pump project which added 6 MMboe. The effect of commodity prices relative to FY2020 resulted in the addition of 5 MMboe to proved undeveloped reserves while the acquisition of additional interest in the Shenzi field in the U.S. GOM increased proved undeveloped reserves by 3 MMboe. Technical studies, revisions to expected performance and other changes reduced proved undeveloped reserves by 2 MMboe.

Over the past three years, the conversion of proved undeveloped reserves to developed status has totaled 93 MMboe, averaging 31 MMboe per year. At 30 June 2021, a total of 114 MMboe proved undeveloped reserves have been reported for five or more years. Approximately 101 MMboe of this amount is associated with the Mad Dog Phase 2 development which is anticipated to produce first oil in CY2022. The remaining 13 MMboe is in BHP Petroleum’s currently producing fields and is expected to be developed and brought on stream in a phased manner to optimize the use of production facilities and to meet sales commitments.

During FY2021, BHP Petroleum spent $1.1 billion on development activities worldwide. Of this amount:

•

$0.9 billion was spent progressing the conversion of proved undeveloped reserves for projects where developed status was achieved in FY2021 or will be achieved when development is completed in the future

•	$0.2 billion represented other development expenditures, including compliance and infrastructure improvement

FY2020 proved undeveloped reserves

At 30 June 2020, BHP Petroleum had 238 MMboe of proved undeveloped reserves, which corresponds to 32% of the reported proved reserves of 748 MMboe. This represents an increase of 19 MMboe from the 219 MMboe at 30 June 2019.

The most significant drivers of this increase were the additions of 19 MMboe for the Ruby development project in offshore T&T and 12 MMboe for the Greater Western Flank Phase 3 development project in Australia as extensions and discoveries.

Reclassifications from proved undeveloped to proved developed occurred in Australia in the Macedon field (7 MMboe), the Cobia field in Bass Strait (2 MMboe) and in the offshore U.S. GOM in the Mad Dog Spar A field (3 MMboe). In the Shenzi field, the need to perform a producer redrill resulted in the reclassification of 4 MMboe proved developed into proved undeveloped.

In Australia, in the Bass Strait, 18 MMboe was moved into proved undeveloped for the Turrum field as a result of the reservoir performance reassessment, while in the Kipper field, a reduction of the gas delivery pressure requirements enabled more gas to be delivered prior to the installation of compression. This resulted in the movement of 16 MMboe from proved undeveloped to proved developed reserves. Bass Strait proved undeveloped fuel was also increased by 3 MMboe as a result of a fuel utilization study. Performance revisions in the Mad Dog Spar A and the Shenzi fields in the U.S. GOM reduced proved undeveloped by 6 MMboe.

Lower commodity prices resulted in a 4 MMboe reduction to proved undeveloped reserves.

Over the past three years, the conversion of proved undeveloped reserves to developed status has totaled 98 MMboe, averaging 33 MMboe per year. At 30 June 2020, a total of 30 MMboe proved undeveloped reserves have been reported for five or more years. These reserves are in BHP Petroleum’s currently producing fields and are expected to be developed and brought on stream in a phased manner to best optimize the use of production facilities and to meet sales commitments. During FY2020, BHP Petroleum spent $1.0 billion on development activities worldwide. Of this amount:

•

$0.8 billion was spent progressing the conversion of proved undeveloped reserves for conventional projects where developed status was achieved in FY2020 or will be achieved when development is completed in the future

•	$0.2 billion represented other development expenditures, including compliance and infrastructure improvements

FY2019 proved undeveloped reserves

At 30 June 2019, BHP Petroleum had 219 MMboe of proved undeveloped reserves, which corresponds to 26% of the reported proved reserves of 841 MMboe. This represents a reduction in proved undeveloped reserves of 202 MMboe from the 421 MMboe at 30 June 2018. The largest element of this reduction was 185 MMboe, which occurred with the divestment of unconventional Onshore U.S. assets. A reclassification from proved undeveloped to proved developed status of approximately 40 MMboe that occurred in the North West Shelf, Australia, with the completion of development and the start of production from the Greater Western Flank Phase B project, also contributed to the reduction. An additional 1 MMboe was also reclassified from proved undeveloped to proved developed status with the completion of an infill well (a well drilled for the purpose of increasing production) in the Rhourde Ouled Djemma integrated development in Algeria. Partially offsetting these reductions were revisions for technical studies of 10 MMboe for the Kipper field in the Bass Strait, Australia. Additions following the approval of the Atlantis Phase 3 project in the offshore U.S. GOM added 8 MMboe for development plan changes, 7 MMboe for performance and 1 MMboe as an extension. A performance reduction of 2 MMboe in the Mad Dog field partially offset the Atlantis performance addition.

The changes in proved undeveloped reserves in FY2021, FY2020 and FY2019 are summarized by change category in the table below. Additional information detailing the effect of price, performance, changes in capital development plans and technical studies are also provided for revisions.

Proved Undeveloped Reserves (PUD) Reconciliation (MMboe) (a)	Year ended 30 June
	2021	2020	2019
PUD Opening Balance	238	219	421
Revisions of Previous Estimates	(41)	(12)	(18)
Reclassifications to developed	(44)	(8)	(42)
Performance, Technical Studies and Other	(2)	(1)	16
Development Plan Changes	—	(0)	8
Price	5	(4)	—
Extensions and Discoveries	—	31	1
Acquisitions/Sales	3	—	(185)
Total Change	(38)	19	(202)
PUD Closing Balance	200	238	219

(a)	Small differences are due to rounding.

BUSINESS AND CERTAIN INFORMATION ABOUT THE MERGED GROUP

Overview of the Merged Group Assets

The Merged Group will have a global portfolio of currently producing assets and future growth projects and opportunities. The key producing assets are integrated LNG projects in Western Australia, oil fields in the U.S. GOM as well as oil and gas assets in Australia and Trinidad & Tobago. The Merged Group’s key growth projects will include the Scarborough and Pluto Train 2 LNG development in Australia, expansions of the currently producing U.S. GOM oil projects Shenzi North, Atlantis and Mad Dog Phase 2 and the greenfield Sangomar Oil Field Development Phase 1 project offshore Senegal. The Merged Group will also hold exploration and discovered resource opportunities in Australia, Timor-Leste, Senegal, South Korea, Egypt, Congo, Trinidad & Tobago, central and western U.S. GOM, Mexican GOM, Canada and Barbados.

For a detailed overview of the Merged Group’s assets refer to the sections entitled “Business and Certain Information About Woodside—Overview of Assets” and “Business and Certain Information About BHP Petroleum—Overview of Assets.”

Merged Group Reserves and Future Production Capacity

Merged Group reserves

The pro forma information is provided by adding numbers as prepared by each of Woodside and BHP Petroleum. This includes information for overlapping assets, specifically NWS where reserves and values have been added without any adjustments. BHP Petroleum uses a conversion factor of 6,000 MMscf per MMboe while Woodside uses 5,700 MMscf per MMboe equivalent. BHP Petroleum includes all fuel used in its operation as reserves while Woodside includes only the onshore fuel in its reserves. Pro forma information is derived with these assumptions unchanged for each of the entities. Woodside’s Senegal assets and BHP Petroleum’s T&T assets are subject to a production sharing contract and the reported proved reserves reflect economic interest in these assets. For further information regarding the estimated reserves of the Merged Group, including the basis of preparation of the pro forma reserves information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements”.

Proved Developed and Undeveloped Oil, Condensate, NGL and Natural Gas Reserves	Woodside	BHP Petroleum	Pro Forma
	(Millions of Barrels of Oil Equivalent)
Reserves as of 31 December 2019	586.1	781.5	1,367.5

Improved Recovery	—	—	—
Extensions/Discoveries	1.8	31.5	33.3
Revisions	13.0	(9.7)	3.3
Purchase/Sales	—	26.6	26.6
Production	(100.8)	(106.6)	(207.4)

Reserves as of 31 December 2020	500.1	723.3	1,223.4

Improved Recovery	—	—	—
Extensions/Discoveries	984.2	296.0	1,280.2
Revisions	39.5	(17.0)	22.5
Purchase/Sales	—	(0.9)	(0.9)
Production	(92.1)	(110.4)	(202.5)
Reserves as of 31 December 2021	1,431.6	890.9	2,322.5

Developed Reserves
As of 31 December 2019	451.1	562.1	1,013.2
As of 31 December 2020	363.3	480.4	843.7

As of 31 December 2021	356.3	417.5	773.8

Proved Developed and Undeveloped Oil, Condensate, NGL and Natural Gas Reserves	Woodside	BHP Petroleum	Pro Forma
	(Millions of Barrels of Oil Equivalent)
Undeveloped Reserves
As of 31 December 2019	135.0	219.4	354.4
As of 31 December 2020	136.8	242.8	379.7

As of 31 December 2021	1,075.3	473.4	1,548.7

Proved Developed and Undeveloped Crude Oil and Condensate Reserves	Woodside	BHP Petroleum	Pro Forma
	(Millions of Barrels)
Reserves as of 31 December 2019	83.4	332.6	415.9

Improved Recovery	—
Extensions/Discoveries	0.1	6.7	6.9
Revisions	(2.6)	28.7	26.1
Purchase/Sales	—	24.7	24.7
Production	(19.9)	(38.3)	(58.2)

Reserves as of 31 December 2020	61.1	354.4	415.4

Improved Recovery	—	—	—
Extensions/Discoveries	81.3	1.1	82.4
Revisions	12.9	(13.2)	(0.3)
Purchase/Sales	—	(0.8)	(0.8)
Production	(16.7)	(41.3)	(58.0)
Reserves as of 31 December 2021	138.7	300.1	438.8

Developed Reserves
As of 31 December 2019	73.7	180.4	254.1
As of 31 December 2020	51.2	196.6	247.8
As of 31 December 2021	50.2	169.2	219.4

Undeveloped Reserves
As of 31 December 2019	9.7	152.1	161.8
As of 31 December 2020	9.8	157.8	167.6
As of 31 December 2021	88.4	130.9	219.3

Proved Developed and Undeveloped Natural Gas Liquids Reserves	Woodside	BHP Petroleum	Pro Forma
	(Millions of Barrels)
Reserves as of 31 December 2019	—	60.5	60.5

Improved Recovery	—	—	—
Extensions/Discoveries	—	0.3	0.3
Revisions	—	(18.7)	(18.7)
Purchase/Sales	—	0.6	0.6
Production	—	(6.9)	(6.9)

Reserves as of 31 December 2020	—	35.8	35.8

Improved Recovery	—	—	—
Extensions/Discoveries	—	—	—
Revisions	—	(0.8)	(0.8)
Purchase/Sales	—	—	—
Production	—	(7.6)	(7.6)

Proved Developed and Undeveloped Natural Gas Liquids Reserves	Woodside	BHP Petroleum	Pro Forma
	(Millions of Barrels)
Reserves as of 31 December 2021	—	27.4	27.4

Developed Reserves
As of 31 December 2019	—	47.0	47.0
As of 31 December 2020	—	24.0	24.0
As of 31 December 2021	—	19.0	19.0

Undeveloped Reserves
As of 31 December 2019	—	13.5	13.5
As of 31 December 2020	—	11.8	11.8
As of 31 December 2021	—	8.4	8.4

Proved Developed and Undeveloped Natural Gas Reserves	Woodside	BHP Petroleum	Pro Forma
	(Billions of Cubic Feet)
Reserves as of 31 December 2019	2,865.3	2,330.6	5,195.9

Improved Recovery	—	—	—
Extensions/Discoveries	9.6	146.5	156.1
Revisions	89.1	(118.2)	(29.2)
Purchase/Sales	—	8.3	8.3
Production	(461.5)	(368.3)	(829.8)

Reserves as of 31 December 2020	2,502.5	1,998.9	4,501.4

Improved Recovery	—	—	—
Extensions/Discoveries	5,146.4	1,769.3	6,915.7
Revisions	151.2	(17.5)	133.7
Purchase/Sales	—	(0.8)	(0.8)
Production	(430.1)	(369.3)	(799.4)
Reserves as of 31 December 2021	7,370.0	3,380.7	10,750.7

Developed Reserves
As of 31 December 2019	2,151.0	2,008.3	4,159.3
As of 31 December 2020	1,778.5	1,559.2	3,337.7
As of 31 December 2021	1,744.5	1,375.7	3,120.2

Undeveloped Reserves
As of 31 December 2019	714.4	322.3	1,036.7
As of 31 December 2020	724.0	439.7	1,163.7
As of 31 December 2021	5,625.5	2,004.9	7,630.4

Merged Group Production Capacity

Woodside believes the Merger will deliver benefits for both Existing Woodside Shareholders and Participating BHP Shareholders by creating a long-life conventional portfolio of scale and diversity of geography, product and end markets.

On a pro forma basis, the Merged Group is expected to consist of:

•	Conventional asset base producing around 193 MMboe (2021 net production)

•	Diversified production mix of 46% LNG, 29% oil and condensate and 25% domestic gas and NGLs (2021 net production)

•	Wide geographic reach with production from Western Australia, east coast Australia, U.S. GOM, and T&T with approximately 95% of production (2021 net production) from OECD nations.

Figure 19 – Merged Group Production Mix by product and region for the 12 months ending 31 December 2021 excluding Algeria and Neptune production.

Potential Synergies and Value Creation

Overview

Woodside has undertaken a review of costs for the Merged Group (benchmarked against industry peer performance) and produced a comprehensive list of synergy opportunities. These opportunities are expected to deliver annual savings in excess of $400 million per annum (pre-tax 100% basis) comprising approximately $120 million of corporate savings, $80 million of cost savings related to operations of the business, $150 million in exploration expenditure reduction and $50 million of execution cost savings associated with future growth opportunities. These synergies will be realised progressively and are expected to be fully implemented by early 2024.

The organization structure and operating model for the Merged Group is being designed and will be progressively implemented. The new operating model will include structural and sustainable changes which will reflect a more cost-efficient operating model and reflect synergies from the combination of the two businesses. The new organization design will feature a significant reduction in executive level positions, a reduction in management layers and an overall increase in the breadth of each manager’s area of responsibility and accountability. In addition to the structural and operating model improvements there will be organizational synergies arising from the removal of duplicative or overlapping staffing levels which exist across corporate areas, support functions, commercial and technical functions, and asset support.

Figure 20—Approximate annual synergies and value creation categories ($ million real terms 2022)

Key areas of the business where these synergies are expected to be achieved are set out in the following sections. As part of the integration process, Woodside expects to identify further synergies and value creation opportunities.

Corporate

This category refers to those costs incurred in supporting the Operations, Exploration, Development and Growth activities of the Merged Group.

In addition to the savings to be derived from the improvements in organization structure and operating model referred to above, Woodside also expects to be able to reduce costs by consolidating third party spend, by removing processes across corporate functions and overlapping assets and rationalizing information technology applications, licenses and subscriptions.

Examples are outlined below:

•	Implementing a consolidated Enterprise Resource Planning System to enable integrated cost reporting and control and reducing the ongoing cost of maintaining duplicate systems.

•	Combining or rationalizing legal entities.

•	Consolidating corporate consultant costs.

•	Consolidating and renegotiating enterprise-wide arrangements with key vendors for software and services.

•	Consolidation of Marketing information systems and data providers.

•	Rationalizing licenses and subscriptions for various marketing services.

•	Consolidation of teams and office space to reduce property costs.

The synergies under this category account for ~30% of the overall synergies estimate of ~$400 million.

Operations

Prior to Implementation, Woodside and BHP Petroleum have separately commenced programs to improve operational efficiency and reduce costs across their assets. Following Implementation, the Merged Group will continue this work and will further consolidate operations and execute efficient practices across the portfolio, which is intended to deliver further cost reductions.

Examples are outlined below:

Operating and maintenance cost:

•	Leverage systems and digital solutions to reduce operating and maintenance costs across all assets for sustained cost reduction.

•	Sequencing maintenance programmes across certain assets to optimize workforce access to reduce cost and execution risk.

•	Digitizing maintenance strategies across all assets to reduce spend on planning, logistics and materials.

•	Reducing the cost of production maintenance through volume consolidation of Maintenance Repairs and Operations, chemicals, and other goods to be implemented across the assets progressively.

Supply chain and procurement:

•	Leveraging long-term relationships with key contractors and improved purchasing power due to economies of scale to secure better service and pricing.

•	Unifying and streamlining inventory management systems.

•	Consolidating the Australian logistics and material network; especially ground, air and vessel transportation support for Western Australian assets.

•	Consolidating supply base operations.

Asset productivity:

•	the Merged Group will also seek to improve the production performance of its upstream assets, sharing experience and technology solutions to improve uptime and lower unit-production costs.

The synergies under this category account for ~20% of the overall synergies estimate of ~$400 million.

Exploration

Woodside has identified opportunities to reduce exploration expenditure. This saving will be achieved by reducing headcount across the exploration and support functions, and high-grading the combined exploration portfolio and focusing on progressing high-quality prospects that have a clear path to commercialization.

Opportunities have also been identified to make the delivery of exploration services more efficient, including:

•	Rationalizing licenses, data subscriptions and applications; and

•	Consolidation of Seismic campaigns.

The synergies under this category account for ~40% of the overall synergies estimate of ~$400 million.

Growth opportunities

The combined portfolio will allow the Merged Group to high-grade investment opportunities and improve phasing of the enlarged opportunity set. Opportunities have also been identified which have the potential to reduce execution costs. Examples are outlined below:

•	Inventory optimization by region and for Exploration, Abandonment and Development programs.

•	Sharing global inventory and regional backup.

•	Standardize casing, wellheads and trees and work with suppliers to maintain sufficient inventory to purchase on consignment.

•	Consolidate rig schedules to provide larger work scope, longer contracts and increased learning curve efficiencies.

•	Scale up purchasing power with major vendors engaged to deliver key projects.

The synergies under this category account for ~10% of the overall synergies estimate of ~$400 million.

Marketing

The Merged Group’s increased scale and existing LNG shipping capability will help to improve shipping utilization and reduce transportation and delivery unit costs.

Cost of attainment of synergies

Woodside estimates that the implementation of the potential synergies would give rise to one-off costs of estimated to be approximately $500 – 600 million incurred in the first two years following Implementation. This estimate includes provisions for digital integration, severance costs, consultant and team costs to complete the synergy work.

Debt facilities

There are no BHP Petroleum debt facilities associated with the Merger. For information about Woodside’s debt facilities, see the section entitled “Description of Certain Indebtedness.”

Exploration titles

The table below lists the exploration titles expected to be held by the Merged Group as of the Implementation Date. Following Implementation, the Merged Group will continue to assess the titles and licenses it holds in line with its strategy. Note this table does not include licenses associated with the producing and growth projects previously discussed in this prospectus.

Location	Titles and Licenses
Australia	WA-28-P	WA-356-P	WA-404-P
WA-526-P
WA-536-P
	NT-P86	WA-550-P

Barbados	Bimshire	Carlisle Bay

Canada – Newfoundland-Labrador	EL 1157	EL 1158

Congo – Deep-water	Marine XX

Egypt – Red Sea	Block 1	Block 3 (pending Gov approval)	Block 4 (pending Gov approval)

Location	Titles and Licenses

Ireland – Porcupine Basin	035/25a	036/21a	044/05a
	035/30	036/26a	045/01a

Myanmar – Deep-water Bay of Bengal (1)	AD-1	AD—7	AD—8
A-7

Senegal – Deep-water	Rufisque Offshore	Sangomar Offshore	Sangomar Offshore Deep

South Korea – Deep-water	Block 6-1N	Block 8

T&T	TTDAA 5

United States – Alaminos Canyon	AC 034	AC 079	AC 125
	AC 035	AC 080	AC 126
	AC 036	AC 081	AC 127
	AC 039	AC 082	AC 170
	AC 078	AC 083

United States – Desoto Canyon	DC 579	DC 802	DC 803
DC 667

United States – East Breaks	EB 655	EB 742	EB 871
	EB 656	EB 785	EB 872
	EB 699	EB 786	EB 914
	EB 700	EB 830	EB 915
	EB 701	EB 870

United States – Garden Banks	GB 574	GB 677	GB 805
	GB 575	GB 716	GB 806
	GB 619	GB 721	GB 851
	GB 630	GB 760	GB 852
	GB 672	GB 762	GB 895
	GB 676	GB 772

United States – Green Canyon	GC 080	GC 123	GC 124
	GC 168	GC 237-BOTTOM	GC 238-BOTTOM
	GC 282-BOTTOM	GC 564	GC 608-MIDDLE
	GC 679-W1/2-BOTTOM	GC 738	GC 768-MIDDLE
GC 870

United States – Mississippi Canyon	MC 368	MC 412	MC 798
	MC 369	MC 455	MC 842
	MC 411	MC 456

(1)

On 27 January 2022, Woodside decided to withdraw from its interests in Myanmar. Woodside is in the process of withdrawing from Blocks AD-7 and A-7. Woodside intends to commence arrangements to formally exit Blocks AD-1 and AD-8, the A-6 Joint Venture and the A-6 production sharing contract held with the Myanma Oil and Gas Enterprise.

Corporate governance

The corporate governance principles of the Merged Group are expected to be the same as for Woodside governance. See the section entitled “Board of Directors and Management of the Merged Group.”

Corporate office and listing venues

It is intended that after Implementation of the Merger the head office will remain in Western Australia at Mia Yellagonga, 11 Mount Street, Perth, Western Australia 6000, Australia.

Woodside Shares will have a primary listing on the ASX and are intended to have a secondary listing on the LSE, and the New Woodside ADSs are intended to be listed on the NYSE.

Interests of Woodside Directors and Other Key Management Personnel

See the section entitled “Beneficial Ownership of Woodside Securities—Interests of Woodside Directors and Other Key Management Personnel” for more information in relation to the interests that Woodside Directors and other Key Management Personnel hold in Woodside Shares.

Financing arrangements

The Merged Group’s financing arrangements, including its banking facilities, access to capital markets and maintenance of a relationship banking panel, will remain in line with Woodside’s existing financing arrangements. See the section entitled “Description of Certain Indebtedness.”

Hedging

The Merged Group’s approach to hedging will remain consistent with the Woodside financial risk management principles. Specifically, commodity price, interest rate and foreign exchange risk management will be undertaken in line with approved Woodside Board mandate parameters. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Woodside—Principal Factors That Affect Woodside’s Results—Hedging.”

Dividends

The Merged Group’s dividend policy is expected to be unchanged compared to the Woodside current dividend policy.

The Woodside Board has the responsibility of approving dividends. The Woodside Board has determined there is no change to Woodside’s dividend policy, which aims to pay a minimum of 50% of net profit after tax excluding non-recurring items in dividends. The net profit after tax basis helps preserve cash and protect the balance sheet in periods of low commodity pricing. The Woodside Board will target a dividend payout ratio between 50% and 80% of net profit after tax excluding non-recurring items subject to market conditions and investment requirements. Woodside will maintain the flexibility to consider opportunities to provide additional returns to shareholders through special dividends and share buy-backs in periods of excess cash generation.

Generally, Woodside pays dividends to its shareholders semi-annually, once in March or April and again in September or October of each year. Woodside maintains a dividend reinvestment plan that, if utilized by the Woodside Board, provides Woodside Shareholders with the option of reinvesting all or part of their dividends in additional Woodside Shares rather than taking cash dividends.

On 17 February 2022, the Woodside Board declared a final dividend of $1,018 million to Woodside Shareholders ($1.05 per Woodside Share), representing a payout ratio of approximately 80% of net profit after tax excluding non-recurring items. The dividend reinvestment plan remains active, allowing eligible Woodside Shareholders to reinvest their dividends directly into Woodside Shares at a 1.5% discount. Woodside’s prior dividends for the years ended 31 December 2015, 2016, 2017, 2018, 2019, 2020 and 2021 are provided as follows:

Date Declared	Date Paid	Type of Dividend	Dividend per Share	Total Dividends
18 February 2015	25 March 2015	Final	$1.44	$1,186 million
19 August 2015	23 September 2015	Interim	$0.66	$544 million
17 February 2016	8 April 2016	Final	$0.43	$354 million
19 August 2016	30 September 2016	Interim	$0.34	$286 million
22 February 2017	29 March 2017	Final	$0.49	$413 million
16 August 2017	21 September 2017	Interim	$0.49	$413 million
14 February 2018	20 March 2018	Final	$0.49	$413 million
15 August 2018	20 September 2018	Interim	$0.53	$496 million
14 February 2019	20 March 2019	Final	$0.91	$852 million
15 August 2019	20 September 2019	Interim	$0.36	$337 million
13 February 2020	20 March 2020	Final	$0.55	$518 million
13 August 2020	18 September 2020	Interim	$0.26	$248 million
18 February 2021	24 March 2021	Final	$0.12	$115 million
18 August 2021	24 September 2021	Interim	$0.30	$289 million
17 February 2022		Final	$1.05	$1,018 million

Please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Woodside—Dividends” for more information.

Intentions of the Merged Group

Integration Planning and Business Continuity

Woodside and BHP have established a joint integration team that has commenced integration planning activities across key business areas.

The joint integration team is led by a senior executive representative from each of Woodside and BHP.

The objectives of this joint team are to:

•	develop a detailed integration plan which identifies activities necessary to separate BHP Petroleum from BHP and bring BHP Petroleum under Woodside governance and processes on and from Implementation;

•	identify best practices from both Woodside and BHP Petroleum;

•	identify the short-term transition services that will be required immediately after Implementation; and

•	combine the respective oil and gas businesses of Woodside and BHP while minimizing disruption to the business of the Merged Group.

The final integration plan will set out the key activities to achieve integration of Woodside and BHP Petroleum (including organizational design, regulatory management, stakeholder engagement, and systems and operations transfer).

Following Implementation, the integration team will endeavour to ensure that the identified synergies of the Merger are actioned, monitored and realized as planned.

The Woodside Board is confident that separation of BHP Petroleum from BHP and the subsequent integration of Woodside and BHP Petroleum can be achieved with minimal impact in conducting the Merged Group business safely and efficiently.

Values

The Merged Group values are still being defined but will reflect Woodside’s fundamental values, which are as follows:

•	Respect – We give everyone a fair go, give and receive feedback and listen with empathy

•	Ownership – We set goals, hold ourselves accountable and learn, including from mistakes

•	Sustainability – We keep each other safe, look after the environment and support our community

•	Working Together – We embrace inclusion, value diversity and build long-term relationships

•	Integrity – We are transparent, honest and fair and build trust by doing the right thing

•	Courage – We speak up, act decisively and embrace change

Strategy

Woodside plans to develop a strategy for the Merged Group to optimize value and shareholder returns through the energy transition. The goal is to leverage its base business profitability to build a low-cost, lower-carbon, profitable, resilient, and diversified portfolio of growth opportunities to achieve its strategic objectives.

The strategy sees Woodside continuing to develop hydrocarbons while gradually building optionality in new energy products and lower-carbon services such as ammonia, liquid hydrogen and development of carbon capture and utilization through targeted opportunities with prospective attractive growth.

New energy opportunities recently announced by Woodside include H2Perth (an ammonia and hydrogen opportunity located near the Kwinana industrial hub south of Perth, Western Australia), H2TAS (a renewable hydrogen and ammonia opportunity located in the Bell Bay area of northern Tasmania), H2OK (a liquid hydrogen opportunity in Oklahoma) as well as a collaboration with Heliogen on deployment of their concentrated solar technology at a pilot facility in California.

In addition to these new energy opportunities Woodside is assessing opportunities for carbon capture and storage, including assessing an opportunity to develop a large-scale, multi-user project near Karratha, Western Australia.

The strategic planning framework will facilitate delivery of Woodside’s strategy, execution of future investment decisions.

Competitive Advantage

Woodside’s strategy aims to establish a competitive advantage by offering to its customers high-valued products. Woodside operates world-class Tier 1 assets to deliver low-cost and high-margin products, and is maturing a portfolio of high-quality growth options, including both hydrocarbon and new energy opportunities.

Understanding the changes in the energy market, combined with diversifying the portfolio into new energy, will help Woodside to identify new areas within known segments of the energy value chain where the Merged Group may gain a competitive advantage.

Woodside’s strategy to diversify its portfolio into new energy will be built on Woodside’s understanding of the energy value chain and the market evolution, and its capabilities to identify adjacent areas of the energy value chain where it may gain a competitive advantage.

Disciplined Capital Management and Allocation

Woodside’s approach to capital management is to deploy its capital within a framework designed to optimise shareholder returns, through investing in growth opportunities or distributions, while maintaining a strong balance sheet.

Woodside has a portfolio of Tier 1 assets providing safe, reliable and low-cost operations which provides the foundation to deliver new growth opportunities.

In respect of investing in growth opportunities, Woodside’s disciplined capital allocation approach includes robust assessment of opportunities, portfolio outcomes and shareholder returns, while maintaining focus on safe and reliable operations.

Woodside’s capital allocation approach aligns to its strategy and is expected to enable the current portfolio to evolve into the optimal portfolio of the future, incorporating a mix of oil, gas, and new energy opportunities and shareholder returns.

The Merged Group will adopt Woodside’s capital allocation approach.

Woodside’s capital allocation framework sets target investment criteria for oil, gas and new energy opportunities to compete. It comprises investment targets for different business segments, as well as portfolio-level financial and non-financial metrics to evaluate opportunities for their strategic fit and performance under different scenarios. The capital allocation framework is used to create a diversified and flexible portfolio which is responsive to changes in demand and supply for Woodside’s products.

When assessing opportunities, Woodside considers a broad range of portfolio evaluation and opportunity evaluation factors relevant to the opportunity. These assessments can apply to acquisitions or divestments, and for evaluating the impact of a new project on the portfolio.

[1]	CCUS refers to carbon capture utilisation and storage.
[2]	Payback refers to RFSU+X years.
[3]

Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2022 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Post-completion of the Woodside and BHP petroleum merger (which remains subject to conditions including regulatory approvals), the starting base will be adjusted for the then combined Woodside and BHP petroleum portfolio.

[4]	Illustrative of the considerations. Not an exhaustive list.

The Merged Group portfolio provides optionality across oil, gas and new energy. Each business segment is expected to meet specific investment criteria that reflect different risk-reward profiles.

The allocation approach intends to invest in hydrocarbons while establishing capability and competitive advantage in new energy. In addition, Woodside expects to manage the emissions from all these investments to meet Woodside’s targets to reduce net Scope 1 and Scope 2 greenhouse gas emissions by 15% by 2025 and 30% by 2030, towards an aspiration of net zero by 2050 or sooner. Woodside’s climate strategy comprises of reducing its net equity Scope 1 and 2 greenhouse gas emissions, and investing in the products and services that its customers need as they reduce their emissions. The target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. After Implementation of the Merger, the baseline will be adjusted for the Merged Group portfolio. See the section entitled “Business and Certain Information About Woodside—ESG—Climate Change” for additional information on expected management of carbon emissions offsetting.

Capital investment requirements are primarily funded by Woodside’s resilient and stable operating cash flows, in conjunction with a number of capital management levers:

•

Participating interest management, ensuring a balance of capital investment requirements, project execution risk and long-term value; In 2021 Woodside announced the selldown of a 49% non-operating participating interest in the Pluto Train 2 Joint Venture. This transaction completed in January 2022. In 2022, Woodside will continue the targeted sell-down processes for Sangomar and the Scarborough offshore resource;

•

Debt management, to ensure that Woodside continues to have access to premium debt markets at a competitive cost to support its growth activities. Woodside seeks to manage average debt maturity on its debt portfolio. Woodside’s gearing target is 15-35%. Woodside continues to target maintaining an investment-grade credit rating; and

•	Focused expenditure management, to ensure prudent and efficient deployment of capital to support delivery of base business and growth opportunities.

Oil

The Merged Group’s oil investments will focus on high-quality oil resources that can generate high returns to fund future diversified growth. These opportunities are characterized by quick developments, short payback periods and significant cash generation once operational. Subsea tiebacks to existing oil infrastructure can be particularly attractive.

Woodside plans to target oil opportunities for the Merged Group that deliver rates of return greater than 15% and payback within the first 5 years.

Gas

Woodside believes gas will continue to play a major role in the energy system, as countries switch from coal and look for stable forms of base-load power to support renewables. The Merged Group will invest in LNG and pipeline gas opportunities, focusing on developments through existing infrastructure and opportunities to develop optionality for hydrogen.

Woodside plans to target gas opportunities for the Merged Group that deliver rates of return above 12% and payback within 7 years.

New Energy

Woodside believes the new energy products and services market is developing and will grow quickly as countries and businesses commit to net zero goals and policies to incentivize lower carbon solutions across the globe strengthen. Woodside has set a target to invest at least $5 billion on new energy products and lower carbon services to meet this growing demand. This investment target assumes Implementation of the Merger. Individual investment decisions are subject to Woodside’s investment hurdles. This capital target of $5 billion is dependent on the Merger proceeding for the Merged Group.

Woodside expects to diversify its product stream by investing in a diversified range of new energy opportunities. These include products and services to reduce customers’ emissions such as the supply of hydrogen and ammonia, and the provision of Carbon, Capture, Utilization and Storage services to third-parties to support their decarbonization efforts.

These opportunities are expected to be scalable in nature, providing the opportunity for staged investment as the market develops.

Opportunities that deliver rates of return greater than 10% and payback within 10 years will be targeted for the Merged Group. These thresholds reflect that these projects are not exposed to upstream or resource risk in the way a traditional oil or gas development is.

Market Analysis

Woodside’s investment decisions are informed by energy market analysis including supply, demand and price outlooks. Through market analysis, Woodside seeks to monitor the global macroeconomic and geopolitical environment and the energy markets outlook to determine how they can impact the organization and how to best respond, including how Woodside allocates capital. This is expected to include third-party scenarios and Woodside’s own assessment of product prices and market conditions.

Woodside uses scenario models to test the resilience of the current portfolio to different energy outlooks. The robustness of potential investments are also assessed to inform decisions around growth strategy and future portfolio of the Merged Group to ensure that Woodside will remain profitable and resilient through various commodity cycles and climate outcomes, including the energy transition trajectory.

High Performing Culture

Woodside’s high performing culture, which includes an engaged, accountable and diverse workforce with a responsible ESG mindset, is critical to ensuring its effectiveness in delivering its vision and strategy.

Enablers

Woodside’s ability to successfully navigate the energy transition will be underpinned by three primary enablers. Woodside’s safe and reliable operations will aim to keep its people safe and protect its revenues. Woodside’s focus on maintaining a strong balance sheet will aim to provide the financial flexibility to support the maturation of growth opportunities. Woodside’s technology capability will aim to improve base business efficiency and productivity and will enable expansion into new markets for the Merged Group.

Employees

As of 31 December 2021, after giving effect to the Merger as though it had been Implemented on that date, the Merged Group would have had approximately 5,131 full-time employees, the majority of whom are located in Australia and the United States of America.

As of 31 December 2021, Woodside had 3,764 full-time employees, 3,660 of whom were located in Australia.

BHP Petroleum’s average number of employees and contractors for the calendar year ended 31 December 2021 was 1,367. On average, approximately 75% of the workforce were employees (1,016) and approximately 25% were contractors (351).

Average(1) number of BHP Petroleum employees for CY 2021, 2020 and 2019 by geographical area

	2021	2020	2019
Australia	135	177	178

United States	719	1,031	1,103

Rest of World	162	182	201

(1)

Average employee numbers include 100% of employees of subsidiary companies. Employees of equity accounted investments and joint operations are not included. Part-time employees are included on a full-time equivalent basis. Employees of businesses disposed of during the year are included for the period of ownership. Contractors are not included.

In addition, as a subsidiary of BHP, BHP Petroleum has also historically benefited from corporate and centralized administration services provided by employees within BHP’s corporate divisions. These groups are in addition to the employee numbers above and services typically include administration support activities in Human Resources, Procurement, Marketing and Finance.

For the years ended 31 December 2021, 2020 and 2019, Woodside has employed the numbers of people as detailed in the following table.

Woodside employees for the years ended 31 December:

PEOPLE	2021	2020	2019
Employment gender (number of staff by gender)
Male	2,525	2,546	2,676
Female	1,239	1,231	1,286

Total	3,764	3,777	3,962

Permanent - Male	2,302	2,315	—
Permanent - Female	827	819	—

Permanent - Total	3,129	3,134	3,276

Fixed term - Male	168	179	—
Fixed term - Female	150	155	—

Fixed term Total	318	334	337

Part-time - Male	55	52	—
Part-time - Female	262	257	—

Part-time Total	317	309	349

Total	3,764	3,777	3,962

Number of staff by employment Category
Administration - Male	117	105	107
Administration - Female	146	145	158
Technical - Male	986	1,021	1,040
Technical - Female	453	470	516
Supervisory/Professional - Male	935	900	978
Supervisory/Professional - Female	486	464	465
Middle Management - Male	462	486	515
Middle Management - Female	143	140	136
Senior Management - Male	25	34	36

PEOPLE	2021	2020	2019
Senior Management - Female	11	12	11

Total	3,764	3,777	3,962

Board Members - Male	7	7	7
Board Members - Female	4	3	3
Employees in Graduate Program (number)
Male employees	154	144	143
Female employees	168	151	150

Total	322	295	293

Employment region (number of staff by region)
Australia	3,660	3,705	3,874
Africa/Middle East	35	9	8
Asia	48	49	23
Europe	8	7	42
USA and Canada	13	7	15

Total	3,764	3,777	3,962

Total number of contractors	267	235	337

Woodside staff age distribution (years)
<30 Male	368	376	386
<30 Female	349	363	388
31-50 Male	1,485	1,503	1,547
31-50 Female	757	748	764
51+ Male	672	667	743
51+ Female	133	120	134

Total	3,764	3,777	3,962

Employees	156	144	140
Pathways	44	32	47

Total	200	176	189

Traineeship and apprenticeship program (number)	118	135	135

Employee turnover (number)
Male employees	147	288	74
Female employees	101	136	44

Total	248	424	118

Voluntary turnover (number)	173	112	112
Voluntary turnover (percentage)	4.5	2.9	3.0
Turnover by region (number)
Australia	247	418	117
Africa/Middle East	0	—	0
Asia	1	1	0
Europe	0	4	1
USA and Canada	0	1	0

Total	248	424	118

Returning from parental leave (percentage)	99	99	97

Decommissioning

Cost estimates and scope of work

Decommissioning the site of oil and gas field developments, processing plants and associated infrastructure is an established requirement of the oil and gas lifecycle following cessation of production.

Woodside estimates the future remediation and removal costs of offshore oil and gas platforms, production facilities, wells and pipelines at different stages of the development and construction of assets or facilities. In many instances, removal of assets occurs many years into the future.

Woodside’s decommissioning and restoration cost estimates are based on compliance with the requirements of relevant regulations which vary for different jurisdictions and are often non-prescriptive. Australian legislation requires removal of structures, equipment and property, or alternative arrangements to removal which are satisfactory to the regulator. Woodside maintains technical expertise to ensure that industry learnings, scientific research and local and international guidelines are reviewed in assessing its decommissioning and restoration obligations.

The decommissioning and restoration cost estimates requires judgemental assumptions regarding removal date, environmental legislation and regulations, the extent of restoration activities required, the engineering methodology for estimating cost and future removal technologies in determining the removal cost. Woodside’s estimates include the following costs:

•	for onshore assets, provision has been made for the removal of production facilities and aboveground pipelines.

•

for offshore assets, provision has been made for the plugging and abandonment of wells and the removal of offshore platform topsides, floating production storage offloading (FPSO) and some subsea infrastructure. It is currently Woodside’s assumption that certain pipelines and infrastructure, parts of offshore platform substructures, and certain subsea infrastructure remain in-situ where it can be demonstrated that this will deliver equal or better health, safety and environmental outcomes than full removal and that regulatory approval is obtained where the arrangements are satisfactory to the regulator.

The basis of the cost estimate for assets with approved decommissioning plan or directions issued by a regulator can differ from the assumptions above. While the costs are based on current knowledge and information, further studies and detailed analysis of the restoration activities for individual assets will be performed near the end of their operational life and/or when detailed decommissioning plans are required to be submitted to the relevant regulatory authorities.

BHP adopts a similar approach in estimating the scope, cost and timing of decommissioning and restoration.

Figure 21 below shows the indicative decommissioning costs of the Merged Group and is calculated on the following basis:

•	the assumptions stated above in relation to the full or partial removal of assets;

•	encompasses assets installed at 31 December 2021.

•	Woodside costs and schedule; and

•	BHP costs and schedule.

Yet to be installed scope of sanctioned development projects including Scarborough, Pluto Train 2, Sangomar Phase 1, Mad Dog Phase 2, Shenzi North and GWF3/LD are not included in the figure. Current estimates indicate Sangomar Phase 1 (without further development), US GoM hubs and Scarborough and Pluto LNG are forecast to be decommissioned post 2040.

Figure 21: Indicative decommissioning costs (pre-tax) of the Merged Group over 5-year periods (real terms 2021)

(1)	Real term costs refer to costs that are not escalated for inflation.

Term Activities (2022-2026)

The combined portfolio has near term (2022-2026) decommissioning expenditure relating to:

•	Assets which have ceased production:

○	Balnaves, Enfield, Griffin and Stybarrow oil fields in north-west Australia;

○	Minerva in Victoria;

○	Parts of the North West Shelf Project; and

○	Parts the Bass Strait production system.

•	Sites related to the exit from Kitimat LNG in Canada;

•	Exploration and appraisal wells; and

•	Production wells in the U.S. GOM which are expected to cease production in this period.

Examples of some of the near-term activities are outlined below:

•

Balnaves, Enfield, Griffin and Stybarrow: The floating production, storage and offloading (FPSO) facilities associated with each of these oil fields have already been removed. The remaining decommissioning activities relate to the plugging and abandonment of wells and the removal/insitu decommissioning of the flowlines, mooring systems and foundations as well as the Griffin concrete coated steel gas export pipeline.

•	Minerva: The remaining decommissioning activities relate to removal/insitu decommissioning of the sub-sea pipeline system to shore and the plugging and abandonment of wells.

•

Parts of the North West Shelf Project: The Echo Yodel and Angel fields have ceased production. The wells associated with the Echo Yodel field were plugged and abandoned in 2021 and the wellheads and pipeline including its plastic insulation is planned for removal. The wells associated with the Angel field are also planned to be plugged and abandoned with two subsea Perseus wells which have also ceased production.

•

Parts of the Bass Strait Development: Certain subsea and platform production wells have already been plugged and abandoned and certain subsea equipment already removed. A number of fields have now ceased production and an active program of plugging and abandonment and care and preservation of facilities to allow future removal is ongoing.

Longer Term Activities (beyond 2026)

The timing for longer term decommissioning expenditure (beyond 2026) relating to other assets within the combined portfolio is subject to various factors including, but not limited to:

•	field performance;

•	commodity price;

•	field and infrastructure life extension programmes;

•	regulatory requirements; and

•	timing of development of additional assets which enables the life of existing assets/infrastructure to be prolonged.

Figure 21 indicates the current outlook when the decommissioning expenditure of the production hubs is forecast without subsequent additional development.

Bass Strait

As set out in Figure 21 above, of the indicative decommissioning costs (pre-tax) of the Merged Group, costs associated with the Bass Strait production system accounts for approximately 40% for the near term (2022-2026) and approximately 25% for the longer term (from 2027 onwards).

Decommissioning activities are being undertaken by Esso Australia Resources, as Operator of the project. The Bass Strait Environmental Plan (dated 26 March 2021) provides an indicative program of offshore decommissioning activities including equipment which is judged to be removed, equipment which is judged to remain in-situ together with the timing for the proposed decommissioning campaigns. The scope of the equipment which will remain in-situ remains subject to technical investigations and regulator approvals. The BHP indicative costs set out in Figure 21 align with these judgements.

Restoration obligation

From a reporting perspective, Woodside and BHP actively manage their restoration provisions for these future activities which are included in the financial statements presented in each entity’s full year and half year financial statements.

To establish the value of the accounting provision for the Merged Group, in respect of the BHP assets, Woodside has:

•	adopted BHP’s real term costs and schedule; and

•	applied Woodside’s escalation and discount rate assumptions.

Note: real term costs refer to costs that are not escalated for inflation; and differences in escalation and discount rate assumptions can have a material impact on the accounting provision.

Normalization of scope and cost estimate methodologies across the Merged Group will be made in subsequent years.

For further detail see Note 3(k) in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

The calculation of restoration provisions is conducted by specialist engineers and requires judgemental assumptions to be made regarding removal date, compliance with environmental legislation and regulations, the extent of restoration activities required (including assets remaining in-situ), the engineering methodology for estimating cost, future removal technologies in determining the removal cost, and liability-specific discount rates to determine the present value of these cash flows. Approval by NOPSEMA, the relevant Australian regulator, for items remaining in-situ will only be provided towards the end of field life and accordingly, at 31 December 2021, there is uncertainty whether NOPSEMA or regulators in other jurisdictions will approve plans for these items to be decommissioned in-situ. These assumptions and estimates are inherently subjective and changes can lead to significant differences in the restoration provision. See also section entitled “Risk Factors”.

REGULATORY INFORMATION ABOUT THE MERGED GROUP

This section sets out a description of the material government regulations that apply to the businesses of each of Woodside and BHP Petroleum, which will correspondingly apply to the Merged Group. This section is divided into the following:

•

Australia—a summary of the material regulations that apply to Woodside and BHP Petroleum’s operations in Australia, including a summary of the material regulations that apply in the states of Western Australia and Victoria;

•	United States—a summary of the material regulations that apply to Woodside and BHP Petroleum’s assets and/or operations in the United States; and

•	Other.

Woodside and BHP Petroleum are subject to a broad range of laws and regulations imposed by governments and regulatory bodies. These regulations touch all aspects of each of Woodside and BHP Petroleum’s assets, including how Woodside and BHP Petroleum extract, process and explore for oil and natural gas and how Woodside and BHP Petroleum conduct their businesses, including regulations governing matters such as environmental protection, land rehabilitation, occupational health and safety, human rights, the rights and interests of Indigenous peoples, competition, foreign investment, export, marketing of oil and natural gas and taxes.

The rights to explore for oil and natural gas are granted to Woodside and BHP Petroleum by the government that owns the natural resources that Woodside or BHP Petroleum wish to explore. Usually, the right to explore carries with it the obligation to spend a defined amount of money on the exploration, or to undertake particular exploration activities.

The ability to extract and process oil and natural gas is fundamental to each of Woodside and BHP Petroleum. In most jurisdictions, the rights to extract petroleum deposits are owned by the government. Woodside or BHP Petroleum obtain the right to access the land and extract the product by entering into licenses or leases with the government that owns the oil or natural gas deposit. Woodside and BHP Petroleum also rely on governments to grant the rights necessary to transport and treat the extracted petroleum to prepare it for sale. The terms of the lease or license, including the time period of the lease or license, vary depending on the laws of the relevant government or terms negotiated with the relevant government.

In certain jurisdictions where Woodside and BHP Petroleum have assets, such as BHP Petroleum’s assets in T&T and Woodside’s assets in Senegal, a production sharing contract (“PSC”) governs the relationship between the government and companies concerning how much of the oil and gas extracted from the country each party will receive. Under PSCs, the government awards rights for the execution of exploration, development and production activities to the companies. The company bears the financial risk of the initiative and explores, develops and ultimately produces the field as required. When successful, the company is permitted to use the money from a certain set percentage of produced oil and gas to recover its capital and operational expenditures, known as “cost oil.” The remaining production is known as “profit oil” and is split between the government and the company at a rate determined by the government and set out in the PSC.

This summary focuses on the Australian and United States regulatory regimes. The summary is not a full summary of the regulatory regimes in those jurisdictions nor is it a complete list of the legislation and regulation that applies to each of Woodside and BHP Petroleum.

Australia

General

In Australia, petroleum exploration and development takes place within a legal framework characterized by a division of responsibilities between the federal and the state or territory governments. Exploration and development conducted onshore and within three nautical miles of the territorial sea baseline of the relevant state or territory (“coastal waters”) are the responsibility of the individual state or territory governments.

The Australian federal government has legislative responsibility for Australian offshore petroleum exploration and production beyond the three nautical mile territorial sea, which encompasses the area of most relevance to Woodside’s and BHP Petroleum’s offshore activities.

BHP Petroleum has certain onshore operations in Victoria, including the Gippsland Basin Joint Venture (referred to as the “Victorian onshore operations”). These onshore operations are subject to various Victorian state legislation and accordingly this section includes a summary of the material Victorian regulations.

In addition, Woodside and BHP Petroleum have certain onshore activities in Western Australia which are subject to various Western Australian state legislation and accordingly this section also includes a summary of the material Western Australian regulations.

Federal Petroleum Legislation and Regulation

Woodside’s and BHP Petroleum’s Australian offshore operations beyond coastal waters are primarily governed by the Offshore Petroleum and Greenhouse Gas Storage Act 2006 (Cth) (“OPA”) and related legislation.

The OPA establishes a joint authority (“Joint Authority”) whereby relevant Australian state, territory and federal governments cooperate in the administration and supervision of petroleum activities in Australia’s offshore areas beyond coastal waters. Within the coastal waters, petroleum operations are covered by the relevant state or Northern Territory legislation that is substantively similar to the OPA. Other state and territory legislation principally covers the establishment and operation of facilities for the processing, production and delivery of gas, LNG and other petroleum products located onshore. In relation to environmental and native title legislation and regulation, see “—Indigenous and Natural Heritage Legislation and Agreements” and “—Environmental Regulation.”

Woodside holds production sharing contracts covering its petroleum interests within the Greater Sunrise Special Regime (“GSSR”) under joint Australian/Timor-Leste administrative control. The GSSR was established pursuant to the Maritime Boundaries Treaty, which came into force on 30 August 2019 and the GSSR replaced the Joint Petroleum Development Area (“JPDA”). Woodside and the other Sunrise joint venture participants are required to enter into a new production sharing contract. See “—Arrangements between the Australian Government and the Timor-Leste Government in relation to the GSSR, the JPDA and Greater Sunrise gas fields.”

A number of Woodside’s and BHP Petroleum’s production licenses and most exploration permits and other petroleum titles that Woodside and BHP Petroleum hold in the North West Shelf and that Woodside holds in the Timor Sea (Australian controlled) regions were issued under the Petroleum (Submerged Lands) Act 1967 (Cth) (“PSLA”), which has since been repealed and replaced by the OPA. The repeal of the PSLA does not affect titles granted under it, and offshore petroleum titles beyond coastal waters (including those previously issued under the PSLA) are now issued and regulated under the OPA.

An exploration permit granted under the OPA authorizes the holder to explore for, but not to produce commercially, petroleum products (including oil and gas and related products) in the area that is covered by the permit. The Joint Authority selects vacant acreage and makes it available for competitive bidding each year. Exploration permits are awarded based on work program bids (or, on occasion, a cash bid) for an initial period of six years. The holder of an exploration permit granted under the work program bidding system is required to complete a minimum guaranteed work program within the first three years of a permit. The commitments under the work program must be completed on schedule or the permit may be cancelled. In practice, at the end of the three years, the holder may either surrender the permit if the work program has been discharged, or alternatively, elect to complete a secondary work program on a year-by-year basis for each of the subsequent three years. Under the cash bidding system, permits are awarded to the highest cash bidder with no minimum work obligation.

Exploration permits with a work program may be renewed for five-year periods. On each renewal, however, the permit holder is obliged to surrender at least half the number of blocks contained in the existing permit subject to certain exceptions as set out in the OPA. In addition, the blocks that are the subject of a discovery and held under a location status are excluded from the halving calculation. Subject to the exceptions set out in the OPA, the holder of a permit is entitled to be granted a renewal, provided the conditions of the permit and the relevant provisions of the OPA and the regulations have been complied with.

The holder of an exploration permit may apply for a production license after a discovery has been made. A production license granted before 30 July 1998 remains in force (subject to compliance with the license conditions, the OPA and the regulations):

•	for an initial period of 21 years;

•	in the case of a production license granted by way of first renewal, for a period of 21 years; or

•	in the case of a production license granted by way of second renewal, indefinitely.

The holder of a production license is entitled to be granted a renewal where the conditions of the license, the OPA and the regulations applicable to the license have been complied with. A production license granted on or after 30 July 1998 remains in force indefinitely (subject to compliance with the license conditions, the OPA and the regulations). However, the Joint Authority has discretion to terminate such a production license where no operations for the recovery of petroleum under the license have been carried on for a continuous period of at least five years.

The Offshore Petroleum and Greenhouse Gas Storage (Resource Management and Administration) Regulations 2011 (Cth) (“Resources Management Regulations”) contain resource management provisions, including a requirement for the holder of a production license to have in place a field development plan (“FDP”) approved by the Joint Authority before petroleum production can commence. Under the Resources Management Regulations:

•	The Joint Authority will reject an FDP if it is not satisfied that it is consistent with good oilfield practice or compatible with optimum long-term recovery of the petroleum.

•

Once an FDP has been approved, the holder of the production license must apply for a variation of the FDP at least 90 days before it makes a “major change” in relation to the recovery of petroleum, including a change in the development strategy or management strategy, a change in the plan for the development of additional pools in the field, cessation of production permanently or for the long-term before the date proposed in the FDP, or introduction of new methods for petroleum recovery such as enhanced recovery and injection of fluids.

•	The Joint Authority will also have the discretion to require a variation of an approved FDP.

•

The holder of a production license will have an obligation to notify the Joint Authority within seven days after becoming aware of a “significant event.” This includes a change in the understanding of the characteristics of the geology or reservoir that may have a significant impact on the optimum recovery of petroleum, a new or increased risk to the recovery of petroleum within the license area or outside the license area caused by the development of pools in the license area, a new or increased risk of activities in the license area causing effects outside the license area, or a change to the proposed option for development of pools in the license area, including any tie-in opportunity with nearby license areas.

The OPA also provides for the grant of pipeline licenses within the areas of the OPA’s jurisdictional operation. Pipelines within the coastal waters of Western Australia are licensed under the Petroleum (Submerged

Lands) Act 1982 (WA) and pipelines within the coastal waters of Victoria are licensed under the Offshore Petroleum and Greenhouse Gas Storage Act 2010 (Vic). Onshore pipelines in Western Australia are licensed under the Petroleum Pipelines Act 1969 (WA) and onshore pipelines in Victoria are licensed under the Pipelines Act 2005 (Vic).

As of the date of this prospectus, Woodside is not a “foreign person” for the purposes of the Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”), including the regulations promulgated thereunder, and Australia’s Foreign Investment Policy (“Investment Policy”). See “—Regulation of Foreign Investment in Australia and Takeovers Policy” below. Accordingly, acquisitions of interests in production licenses and certain other types of petroleum tenure by Woodside do not need to be approved by the Federal Treasurer in accordance with the terms of the FATA and the Investment Policy. Further, Woodside will be considered a “national security business” for the purposes of the FATA due to the gas assets held, which meet the definition of a “critical gas asset” within the Security of Critical Infrastructure Act 2018 (the “SOCI Act”). As such, acquisitions of interests in Woodside may need to be approved by the Federal Treasurer in accordance with the terms of the FATA. Whether Woodside is a “foreign person” or a “national security business” for the purposes of the FATA may change from time to time based on the identities of the Woodside Shareholders and the business operations and asset holdings of Woodside (as discussed further in the section referred to above).

A person who makes a discovery that is not currently commercially viable, but is likely to become commercially viable within 15 years, may apply for a retention lease under the OPA. This application must be made within two years after a petroleum location has been declared under the exploration permit, although this period can be extended. A retention lease gives the holder an interest over the discovery, so that if the discovery does become commercially viable at some point, the holder could apply for a production license. Retention leases are generally granted subject to conditions that relate to appraisal and, in some cases, marketing activities. A retention lease is granted for a period of five years and is renewable subject to certain requirements being met. As with the original grant of a retention lease, applicants for a renewal must be able to demonstrate that their discovery is not commercially viable at the time of the application, but that the discovery is likely to become commercially viable within 15 years.

Currently, under the OPA, the Joint Authority has the power to require one review during the term of the retention lease to assess a field’s commercial viability in the then-current market environment. If the Joint Authority decides that a field is currently commercially viable, the lessee is given notice of the proposed revocation of the lease and an opportunity to make submissions to the Joint Authority about the proposal to revoke the lease. If, despite any such submission, the Joint Authority decides that the lease should be revoked, the lessee has 12 months to apply for a production license, failing which the revocation of the lease will take effect.

The OPA requires titleholders to maintain financial assurance (which includes insurance, self-insurance, bonds, bank deposits and other instruments) sufficient to give the titleholder capacity to meet costs, expenses and liabilities arising in connection with, or as a result of, carrying out a petroleum activity. This is intended to apply to the extraordinary costs arising in connection with activities undertaken under a title, for example, expenses relating to the clean-up or other remediation of the effects of an escape of petroleum.

On 2 September 2021, the Australian federal parliament passed the Offshore Petroleum and Greenhouse Gas Storage Amendment (Titles Administration and Other Measures) Act 2021 (Cth) which, among other changes, amends the OPA to impose new trailing liability and change of control provisions. The amendments will take effect from 3 March 2022 (unless proclaimed prior). The changes to the trailing liability regime expand the existing powers of NOPSEMA and the Minister including the ability to recall any former titleholder to undertake decommissioning activities on a title area. These powers are retrospective in their application and apply to titles that are currently in force as well as to titles that ceased to be in force after 1 January 2021.

Under the new change in control provisions, any change in control must be pre-approved by the Titles Administrator (NOPTA). A person is said to “control” a titleholder if they hold 20% or more of the voting rights or issued securities in that titleholder. A change of control will occur if a person controls the titleholder (“original controller”) and either another person begins to control the titleholder or the original controller ceases to control the titleholder. NOPTA will have reference to the suitability criteria, which will be clarified by ‘policy and guidelines’ currently in the consultation phase.

Competition Regulation

Each of Woodside and BHP Petroleum must conduct its business in accordance with Australia’s competition laws, which are contained in the Competition and Consumer Act 2010 (Cth) (“CCA”). The CCA prohibits, among other things:

•	cartel conduct, which prohibits competitors making or giving effect to a contract, arrangement or understanding that involves price fixing, output restrictions, market sharing or bid rigging;

•	a corporation with a substantial degree of power in a market engaging in conduct with the purpose or effect (or likely effect) of substantially lessening competition (misuse of market power); and

•

a corporation engaging in a concerted practice, or making or giving effect to a contract, arrangement or understanding that has the purpose or effect (or likely effect) of substantially lessening competition in a market.

The ACCC can specifically authorize certain conduct that might otherwise breach the CCA.

The coordinated marketing activities of pipeline gas by the NWS Project participants received specific authorizations from the ACCC under the CCA, commencing 30 September 2010. Those authorizations expired on 31 December 2015. Since that time, the NWS Project participants have not engaged in coordinated marketing activity and have put in place arrangements to facilitate separate marketing, which does not require ACCC authorization.

On 2 March 2018, the ACCC granted conditional authorization to permit the coordination of the scheduling of planned maintenance for the NWS Project, Gorgon, Wheatstone, Pluto, Prelude and Ichthys LNG facilities. This authorization was granted for a term of five years, and on condition that the relevant producers publicly disclose the scheduled maintenance information that they have shared with each other. There is a risk that the authorization may not be renewed at the end of the five-year period.

Upstream Regulatory Issues

Part IIIA of the CCA establishes the National Access Regime, which provides a frame for regulating third-party access to certain services provided by means of significant infrastructure facilities. There are three paths to access under the National Access Regime:

•

effective state or territory access regimes (under this path, if a state or territory introduces an access regime and that regime meet certain criteria, it can be certified by the relevant Minister and will then determine the terms and conditions of access);

•	voluntary undertakings (under this path, a facility owner voluntarily lodges an undertaking with the ACCC which, if accepted by the ACCC, determines the terms and conditions of access); and

•

declaration/arbitration (under this path a third-party access seeker can apply for an access declaration from the National Competition Council which provides that third party with the right to negotiate access to a particular service provided by means of an infrastructure facility that is subject to a declaration with the infrastructure owner). Under this path, the ACCC retains a role as arbitrator in the event of a failure by the parties to agree on the terms and conditions of access to the applicable service.

In order for a service provided by means of a facility to be subject to the statutory third-party access regime in Part IIIA of the CCA via a declaration, the CCA contains a series of declaration criteria which must be all satisfied in relation to the applicable service. These cumulative criteria can be summarized as follows:

•	access to the service on reasonable terms would promote a material increase in competition in at least one market other than the market for supply of the relevant infrastructure service;

•	the facility by which the service is provided:

○	could meet the total foreseeable demand in the market over the period for which access is proposed on a least cost basis (compared to a service provided by two or more facilities);

○	is of national significance in Australia, having regard to its size, importance to trade and commerce or the national Australian economy; and

○

access to the service on reasonable terms would promote the public interest (including the effect that a declaration would have on the level of investment in infrastructure services or markets that depend on access to the service).

The object of the declaration criteria includes to ensure only economically significant infrastructure facilities that would be “uneconomic to duplicate” may be subject to a declaration under Part IIIA of the CCA.

Under Part IIIA of the CCA, the definition of a service (for the purposes of identifying what may be subject to the National Access Regime, which must be a service) excludes a ‘production process’, unless that process is an ‘integral but subsidiary’ part of the relevant service. The term ‘production process’ is not itself defined in the CCA. In 2008, the High Court of Australia decided that a service provided by means of a mine-to-port railway did not use a ‘production process’. However, the decision of the High Court was closely tied to the circumstances of that case, including the particular service to which access was sought which encompassed a privately-owned and operated rail line for the haulage of iron ore. The application of this decision to a production process that may be carried out via upstream oil and gas facilities has not been conclusively determined.

For completeness, a similar access regime is also contained in the Queensland Competition Authority Act 1997 (Qld) which may apply to services supplied by way of infrastructure assets located in Queensland. This regime is separately administered by the Queensland Competition Authority.

Secondary Petroleum Taxes

The NWS Project remains subject to a royalty on petroleum production after allowing a deduction for certain prescribed expenditures and allowances (including excise taxes). The royalty rate is between 10% and 12.5% on the wellhead value depending on the type of license that is held. In addition, the NWS Project is also subject to excise on oil/condensate production and the Petroleum Resource Rent Tax (“PRRT”). The current excise rate varies between 0% and 55% depending on the type of oil and production rates. There is a 30 million barrel exemption for each field. A top rate of excise of 30% applies to condensate production.

PRRT is imposed under the Petroleum Resource Rent Tax Act 1987 (Cth) and assessed under the Petroleum Resource Rent Tax Assessment Act 1987 (Cth). PRRT is payable on the excess of assessable upstream revenue over deductible upstream expenditure (including a return on development capital and exploration expenditures) derived from Australian petroleum projects. PRRT is assessed before company income tax and is deductible for the purpose of calculating company income tax. The PRRT rate is currently 40%.

With effect from 1 July 2012, PRRT was extended to all Australian onshore and offshore oil and gas projects, including the NWS Project, although existing resources taxes are effectively credited against the PRRT liability for a project.

In November 2016, the Australian Government requested that the Commonwealth Treasury (“Treasury”) undertake a review into the design and operation of the PRRT, crude oil excise and associated Commonwealth royalties to provide advice on the extent to which they are operating as intended. The Australian Government’s final response to the review was released on 2 November 2018 and announced, among others, the following key changes, which the Australian Government proposes to introduce:

•	reductions to the uplift rates for both general and exploration expenditure;

•	the removal of onshore projects from the PRRT regime; and

•	a secondary review into the Gas Transfer Pricing (“GTP”) methodology used to calculate the price of gas in integrated LNG projects.

The Bill to give effect to these changes, Treasury Laws Amendment (2019 Petroleum Resource Rent Tax Reforms No. 1) Bill 2019, received royal assent on 5 April 2019. From 1 July 2019:

•	the uplift rates that apply to certain categories of carried-forward expenditure is reduced; and

•	onshore projects are removed from the scope of the PRRT.

Further, on 5 April 2019, Treasury released a consultation paper on their secondary review into the GTP methodology used to calculate the price of gas in integrated LNG projects. The consultation process is now complete, but Treasury has not yet published its review.

The Offshore Petroleum (Laminaria and Corallina Decommissioning Cost Recovery Levy) Bill 2021 (Cth) and Treasury Laws Amendment (Laminaria and Corallina Decommissioning Cost Recovery Levy) Bill 2021 (Cth) (together the “Levy Bills”) were introduced to Federal Parliament on 20 October 2021. The Levy Bills have not yet been passed by parliament and are not currently in force. The Levy Bills propose to introduce a levy on all registered holders of Commonwealth production licenses. The levy would be set at the lesser of $0.48 per barrel of oil equivalent or the directed levy amount for each levy year determined by the relevant Commonwealth Minister. The levy is designed to cover the Commonwealth’s costs of decommissioning of the Northern Endeavour floating production storage and offtake facility.

Native Title Legislation and Agreements

Since 1992, Australian common law has recognized that, in certain circumstances, Indigenous Australians may have rights and interests over land and waters in accordance with their traditional laws and customs.

The Native Title Act 1993 (Cth) (“NTA”) recognizes and protects the native title rights and interests of native title holders and registered native title claimants. The NTA and complementary state legislation also operates to validate “past acts” and “intermediate period acts” of governments, such as granting of titles, licenses and leases, etc. in relation to land or waters in Australia and provides a regime for the valid doing of “future acts” (that is, the making of similar grants) over land or waters in Australia where native title may exist. The grant or renewal of a land, petroleum or pipeline title before 1 January 1994 is classified by the NTA as a “past act” and, if invalid due to the existence of native title, is validated by the NTA and complementary state legislation.

The NTA also protects native title from invalid interference by grants or renewals of land, petroleum or pipeline titles made after 1 January 1994. Grants of these titles post-1 January 1994 are valid if they occur in accordance with the “future act” provisions under the NTA.

Where a granted or renewed title is valid in native title terms, whether because it was always valid, has been validated under the NTA, or is a valid “future act,” then that title will prevail over native title, to the extent of any inconsistency, and the title holder may exercise all of its rights and interest under that title. If any granted or renewed title is not in compliance with the NTA, it will be invalid (unless validated pursuant to the NTA), and any existing native title rights and interests will continue. If activities (including grants of tenure/title) occur on land or waters without valid authorization under the “future act” provisions of the NTA, native title holders have legal remedies available to them to protect their native title rights and interests. Remedies include injunctions to restrain activities and actions for compensation/damages.

The NTA also establishes a process by which native title holders may apply for compensation in relation to the effect of the creation or resumption of an interest in land on their native title rights and interests. This compensation burden is borne by the federal or applicable state government which granted or took the interest, unless that compensation burden is passed on by legislation or contract, for example, under Section 24A of the Petroleum and Geothermal Energy Resources Act 1967 (WA).

In Victoria, the Traditional Owner Settlement Act 2010 (“VTOS Act”) provides for out-of-court settlements of native title. The VTOS Act only applies to Crown Land in Victoria and therefore would only apply where assets, rights or property interests (such as pipeline easements, licenses to occupy, leases or similar) exist in relation to Victorian Crown land.

The VTOS Act allows the Victorian Government to recognize Traditional Owners (as defined therein) and certain rights in Crown Land (though some Crown Land is excluded) by allowing the Victorian Government to enter into a settlement with a traditional owner group. In return for entering into a settlement, Traditional Owners must agree to withdraw any native title claim pursuant to the NTA and not to make any future native title claims including compensation claims (the State’s policy recently changed to allow a traditional owner group to obtain both a native title determination of any native title claims in addition to a settlement under the VTOS Act).

There are various kinds of agreements that make up a settlement that can be reached under the VTOS Act between the Victorian Government and traditional owner groups. These include: Recognition and Settlement Agreements; Land Agreements; Land Use Activity Agreements; Funding Agreements; Natural Resource Agreements; and Indigenous land use agreements under the NTA to ensure the VTOS Act settlement agreements are valid for the purpose of that law.

VTOS Act settlements will not apply to certain classes of Crown land that are expressly excluded, including areas where existing infrastructure is located on the day the settlement commences.

Indigenous and Natural Heritage Legislation and Agreements

Multiple pieces of Australian state and federal government legislation apply to Aboriginal cultural heritage protection and the management and Aboriginal rights and access to land in Australia.

The primary legislation currently governing indigenous cultural heritage in relation to Western Australia is the Aboriginal Heritage Act 1972 (WA) (“WA AHA”), soon to be replaced by the Aboriginal Cultural Heritage Bill 2021 (WA) which has passed both Houses of Parliament and is awaiting assent. The equivalent State legislation governing indigenous cultural heritage in Victoria is the Aboriginal Heritage Act 2006 (Vic) (“Victorian AHA”).

The Aboriginal Heritage Act (WA)

The WA AHA applies to all land in Western Australia and it is an offence under the AHA to alter, excavate, destroy, damage or conceal any “Aboriginal site” (as defined by the WA AHA) without ministerial consent. It is a defense to undertake reasonable inquiries before undertaking works which may affect an Aboriginal site. An Aboriginal site may exist whether or not native title exists in relation to an area and whether or not a site is registered on the register maintained under the WA AHA. The WA AHA sets out a process whereby a landowner may notify the Aboriginal Cultural Material Committee (“ACM Committee”) that the landowner wishes to use land in a manner which may affect an Aboriginal site. The ACM Committee considers the request and makes a recommendation to the Minister for Aboriginal Affairs (“Minister”) as to whether the Minister should consent to the use. The Minister may consent to the use, refuse consent, or consent with conditions. Conditions will often involve the formation and implementation of a Cultural Heritage Management Plan. The Ministerial consent is also a defense to the offence.

The Aboriginal Cultural Heritage Bill 2020 (WA)

The Aboriginal Cultural Heritage Act 2021 (“ACH Act”) is in force, having passed Western Australia’s Parliament and received royal assent on 22 December 2021. The ACH Act is in a transitional period, during which only some provisions have commenced operation and the Aboriginal Cultural Heritage Act 1972 (“AHA”) (as amended by the ACH Act) remains in force. The ACH Act, once the majority of its provisions commence, will protect a broader definition of heritage, being tangible and intangible elements that are important to Aboriginal people, including an area, an object, cultural landscapes and ancestral remains. New protection is afforded through protected areas, in which activity is limited. The ACH Act creates a more granular approach to regulating activities, and their impact on heritage values, with significant input from traditional owners. Although there is a tiered structure that applies less regulation to some limited activities, for most activities, the ACH Act requires proponents to use best endeavours to reach agreement with traditional owners with fully informed consent on the terms of a Cultural Heritage Management Plan (“CHMP”). If agreement cannot be reached, proponents can request ministerial authorisation of a CHMP. CHMPs must identify the activity, the heritage potentially affected, and how the proponent will undertake the activity to avoid, minimise or mitigate impacts to heritage. The ACH Act also includes mechanisms to amend CHMPs and to stop activities, if new information arises about heritage values.

The Aboriginal Heritage Act (Vic)

The Victorian AHA provides for the protection of Aboriginal cultural heritage and intangible heritage in Victoria. It is an offence under the Victorian AHA to harm Aboriginal cultural heritage, by act or omission. There are different penalties that apply depending on whether the person knew or was reckless or negligent about whether that person’s act or omission was likely to harm Aboriginal cultural heritage. “Harm” includes damaging, defacing, desecrating, destroying, disturbing, injuring or interfering with Aboriginal cultural heritage. The Victorian AHA provides powers to Authorized Officers and Aboriginal Heritage Officers to enforce these offence provisions.

There are exemptions to the general offences for harming Aboriginal cultural heritage, for example where the person is acting in accordance with (or in the course of preparing) an approved cultural heritage management plan, or in accordance with a cultural heritage permit, an Aboriginal cultural heritage land management agreement or an Aboriginal tradition as it relates to the Aboriginal cultural heritage, or in an emergency. Decisions about whether it is appropriate to approve cultural heritage management plans, cultural heritage permits or enter into cultural heritage land management agreements are made in consultation with the Victorian Aboriginal Heritage Council or where there is a Registered Aboriginal Party (“RAP”), the RAP for the relevant geographical area.

Cultural heritage management plans are mandatory in certain circumstances (including if the activity is a high impact activity and is in an area of cultural heritage sensitivity, such as a waterway). The Minister can issue a ‘stop order’ to prevent a person from carrying out an act where there are reasonable grounds for believing the act is harming, or is likely to harm, Aboriginal cultural heritage. Harming Aboriginal cultural heritage contrary to the Victorian AHA may risk a monetary penalty as well as an order for payment of a further amount for repair or restoration of the Aboriginal cultural heritage. The penalty varies depending on the offence but is currently a maximum of A$1,817,400 for a corporation that knowingly harms Aboriginal cultural heritage.

In June 2020, the Victorian Aboriginal Heritage Council published a discussion paper proposing legislative reform of the Victorian AHA. The discussion paper was subject to community consultation during 2020 and in

April 2021, the Victorian Heritage Council released a further consultation paper containing 19 proposals for legislative reform of the Victorian AHA. The proposed reforms to the Victorian AHA include expanding the powers and functions of RAPs and the Victorian Aboriginal Heritage Council, amending prosecution powers, introducing civil damages provisions and otherwise strengthening the AHA in relation to the protection of Aboriginal cultural heritage. Public submissions on the proposed reforms are being considered presently and it is possible that the reforms may be incorporated into amending legislation in due course.

Commonwealth heritage protection

Commonwealth of Australia legislation governing Indigenous cultural heritage and natural heritage across Australia includes the Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (Cth) (“ATSIHP Act”) and the Environment Protection and Biodiversity Conservation Act 1999 (Cth) (“EPBC Act”). Various government approvals, including state and federal environmental approvals, may regulate the impact of an activity on cultural heritage values, including by placing on approval conditions relating to Indigenous cultural heritage.

The ATSIHP Act protects “significant Aboriginal areas” and “significant Aboriginal objects” as defined in the ATSIHP Act. An Aboriginal person or group may apply for a declaration under Section 9 of the ATSIHP Act to protect a significant Aboriginal area which is “under a serious and immediate threat of injury or desecration.” This is often referred to as an “emergency declaration.” If made, an emergency declaration can last for a maximum of 30 days (which may be extended by up to an additional 30 days). An Aboriginal person or group may make an application under Section 10 of the ATSIHP Act for a declaration to protect a significant Aboriginal area that is “under threat of injury or desecration” (as opposed to under “immediate threat”). A declaration under Section 10 of the ATSIHP Act is for the term stated in the declaration and as such can be permanent in effect. Similar declarations can also be sought and made under Section 12 of the ATSIHP Act in relation to significant Aboriginal objects.

The effect of a declaration is that the significant Aboriginal area and/or the significant Aboriginal object is protected from injury or desecration. It is an offense to engage in conduct contravening a declaration.

The EPBC Act protects matters of national environmental significance, including areas that demonstrate certain heritage properties and heritage values associated with environmental values. The EPBC Act includes provisions to identify places for inclusion on the National Heritage List and the Commonwealth Heritage List and to protect those places and declared World Heritage properties. Areas of land and waters may be included on the National Heritage List under the EPBC Act on the basis that the place has one or more national heritage values. The values recognized are natural heritage, Indigenous heritage and historic heritage. A place has a national heritage value if it meets one of the national heritage criteria, one of which is the “place has outstanding heritage value to the nation because of the place’s importance as part of Indigenous tradition.” A World Heritage property can be declared by the Federal Environment Minister under the EPBC Act if it has been submitted by the Australian Government to the World Heritage Committee under the World Heritage Convention or the Federal Environment Minister is satisfied that the property is likely to have World Heritage values and those values are under threat. It is an offense to take action that has, will have or is likely to have a significant impact on the National Heritage values of a National Heritage place, or the World Heritage values of a World Heritage property without the relevant approvals under the EPBC Act.

The Dampier Archipelago, including the Burrup Peninsula (‘Murujuga’ as it is known by its Traditional Owners and Custodians), was included on the National Heritage List in July 2007. The Murujuga Cultural Landscape was added to Australia’s World Heritage Tentative List, and was formally submitted by the Australian Government to the UNESCO World Heritage Center in January 2020. A tentative listing is the first step required in the World Heritage nomination process. If the submission is accepted, the Murujuga Cultural Landscape will remain on the tentative list for at least 12 months before being granted World Heritage status. If the Murujuga Cultural Landscape is World Heritage-listed it may affect the Merged Group’s business in terms of project expansion approvals.

Separately, the Federal Parliament Committee on Environment and Communications has undertaken an inquiry into the ‘Protection of Aboriginal Rock Art of the Burrup Peninsula’. The inquiry was focused on the adequacy of existing regulatory protections for this art. The Committee’s report on its inquiry, which was tabled in Parliament on 21 March 2018, recognized and acknowledged the cultural and historical values of the Rock Art of the Burrup Peninsula and expressed the view that it is critical that the Rock Art should be protected and conserved for current and future generations. It did not contain any unanimous recommendations and, in any event, the Committee’s report does not have a binding effect on the Federal Parliament.

Remedies that may be available to Aboriginal people include the right to seek an injunction to prevent any unauthorized effects on Aboriginal heritage sites.

Arrangements between the Australian Government and the Timor-Leste Government in relation to the GSSR, the JPDA and Greater Sunrise gas fields

On 6 March 2018, the Governments of Australia and Timor-Leste signed the Treaty between Australia and the Democratic Republic of Timor-Leste Establishing their Maritime Boundaries in the Timor Sea (“Maritime Boundaries Treaty”). The Maritime Boundaries Treaty arose out of compulsory international conciliation proceedings commenced by the Government of Timor-Leste on 11 April 2016. The Maritime Boundaries Treaty came into force once both Governments completed their respective ratification processes. The Australian Government enacted legislation required to implement the Maritime Boundaries Treaty (including to amend a suite of legislation). The Maritime Boundaries Treaty entered into force on 30 August 2019 and replaced the Timor Sea Treaty and IUA.

The key features of the Maritime Boundaries Treaty are as follows:

•

The Maritime Boundaries Treaty permanently delimits the continental shelf boundary and the exclusive economic zone boundary between Australia and Timor-Leste and allows for future adjustment of the lateral continental shelf boundaries subject to specific conditions being met.

•

Relevantly, the Maritime Boundaries Treaty establishes the GSSR and the Special Regime Area which extends over the Sunrise and Troubadour gas and condensate fields (“Greater Sunrise Special Regime Area”) for the Australian and Timor-Leste Governments’ joint development, exploitation and management of the Greater Sunrise gas fields.

•

The Greater Sunrise Special Regime Area has replaced the JPDA in respect of the Greater Sunrise gas fields and, more generally, the JPDA has been dissolved. All relevant Australian legislative provisions relating to the JPDA have been repealed and replaced with the Greater Sunrise Special Regime Area.

•

The Maritime Boundaries Treaty did not reach agreement on a development concept for the Greater Sunrise gas fields, but rather established that the Australian and Timor-Leste Governments will share upstream revenue derived from the exploitation of petroleum produced in the Greater Sunrise gas fields:

○	in the ratio of 30% to Australia and 70% to Timor-Leste in the event that the Greater Sunrise gas fields are developed by means of a pipeline to Timor-Leste; or

○	in the ratio of 20% to Australia and 80% to Timor-Leste in the event that the Greater Sunrise gas fields are developed by means of a pipeline to Australia.

•

There is a two-tiered regulatory structure for the regulation and administration of the GSSR, consisting of a Designated Authority (being, Timor-Leste’s Autoridade Nacional do Petróleo e Minerais, which will act on behalf of Australia and Timor-Leste, carry out the day-to-day regulation and management and report to the Governance Board) and a Governance Board (which is comprised of one representative appointed by Australia and two representatives appointed by Timor-Leste).

•	The Maritime Boundaries Treaty provides that as soon as practicable, the Designated Authority will enter into the Greater Sunrise Production Sharing Contract under conditions equivalent to those in existing Production Sharing Contracts JPDA 03-19 and JPDA 03-20 and to the legal rights held under Retention Leases NT/RL2 and NT/RL4. Negotiations on the new Greater Sunrise Production Sharing Contract commenced in November 2018 and are ongoing.

•

The production of petroleum from the Greater Sunrise gas fields cannot commence until a development plan has been submitted in accordance with the Greater Sunrise Production Sharing Contract and the process provided for in the GSSR and subsequently approved by the Governance Board.

Environmental Regulation

Woodside’s and BHP Petroleum’s operations are also subject to federal (which include Australian obligations under international conventions), state and local laws and regulations relating to the environment in each of the jurisdictions in which it conducts its business. For offshore petroleum activities, these laws and regulations generally:

•	require the acquisition of a permit before activity commences;

•

require that for any activities, environmental risks are identified and controls put in place to reduce or eliminate the risks. For drilling and seismic activities, this is outlined in a government-approved environment plan; as an operation goes into construction, commissioning and production, a revised environment plan may be required to be submitted for approval;

•	restrict the type, quantity and concentration of various substances that can be utilized or released into the environment in connection with marine and land-based activities;

•	limit or prohibit drilling and seismic or production activities in and near certain environmentally sensitive or protected areas; and

•	impose criminal and civil liabilities for pollution resulting from oil, natural gas and petrochemical operations.

These laws and regulations may also restrict air emissions and water discharges resulting from the operation of drilling equipment, processing facilities, pipelines and transport vessels. Woodside’s and BHP Petroleum’s operations are subject to laws and regulations relating to the use, management and disposal of hazardous materials and general waste. In addition, onshore and nearshore development activities are typically subject to laws prohibiting the clearing of native vegetation without approval and laws protecting Aboriginal heritage and biodiversity.

The requirements imposed by environmental laws and regulations are subject to change and have tended to become stricter over time. The modification of existing foreign or domestic laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas for economic, political, social, environmental or other reasons could have a material adverse effect on Woodside’s or BHP Petroleum’s business, financial condition or results of operations by limiting drilling opportunities.

Regulations applicable to Woodside’s and BHP Petroleum’s operations include requirements to monitor or remediate contamination under certain circumstances. For example, Woodside or BHP Petroleum may be liable for damages and costs incurred in connection with oil spills for which it is legally responsible. Certain environmental laws and regulations impose “strict liability,” rendering a person liable without regard to negligence or fault on the part of such person.

Federal and State Environment Regulation of the Oil and Gas Industry

Offshore Petroleum and Greenhouse Gas Storage Act (Cth)

Following streamlining of regulatory processes under the OPA in 2014, NOPSEMA is the sole environmental regulator for offshore petroleum activities in Commonwealth waters (subject to limited exceptions). Consequently, offshore petroleum activities in Commonwealth waters require approval by NOPSEMA under the OPA and no longer require separate approval by the Minister for the Environment under the EPBC Act.

The Offshore Petroleum and Greenhouse Gas Storage (Environment) Regulations 2009 (Cth) (“OPGGS Regulations”) apply to all petroleum and greenhouse gas activities in the Commonwealth of Australia’s waters and are designed to ensure that petroleum activities are carried out in an ecologically sustainable manner and in accordance with an environment plan (“EP”).

Under the OPGGS Regulations, an Offshore Project Proposal (“OPP”) is required to be submitted for all offshore projects to the NOPSEMA for authorization. The OPP process involves the proponent’s evaluation and NOPSEMA’s assessment of the potential environmental impacts and risks of petroleum activities conducted over the life of an offshore project. The process includes a public comment period and requires proponents to demonstrate how environmental impacts and risks will be managed to acceptable levels.

An EP is an activity-specific document that contains:

•	a description of the activity (or group of activities) that the EP covers;

•	a description of the environment and the environmental impacts and risks;

•	environmental performance objectives and measurement criteria for determining whether these objectives are met; and

•

an implementation strategy that provides operation systems to continuously reduce risks to “as low as reasonably practicable” and ensure that the environmental performance objectives and standards are met, including an up-to-date and regularly tested oil spill contingency plan.

Penalties exist for carrying out an activity without an EP in place and for various defined breaches of the regulations.

A well operations management plan is also required under the Offshore Petroleum and Greenhouse Gas Storage (Resource Management and Administration) Regulations 2011 (Cth) to manage well design and integrity.

Following an offshore oil and gas blowout in the Montara oil field in August 2009 and an Australian Government inquiry into the incident, there has been increased vigilance by regulators in relation to permitting and compliance.

Western Australian environmental legislation

The Western Australian environmental statutes of particular relevance to Woodside’s and BHP Petroleum’s operations are the Environmental Protection Act 1986 (WA) (“EP Act”) and the Pollution of Waters by Oil and Noxious Substances Act 1987 (WA) (“Pollution of Waters Act”). The EP Act requires Western Australian onshore and nearshore operations to be licensed and to be operated according to various environmental standards and regulations. Significant onshore and nearshore developments are authorized by Ministerial approval through the environmental impact assessment processes under the EP Act. Works approvals for construction activities and operational licenses (including native vegetation clearing permits) are required for different aspects of certain developments.

It is an offense to breach a condition of such a license or approval. The EP Act makes provision for serious penalties to be imposed for such breaches, including a maximum fine of A$1,000,000 (plus further daily penalties for continuing breaches) for a corporation that fails to comply with ministerial approval conditions (after being directed to so comply). The EP Act also makes provision for prevention notices, closure notices, stop orders and environmental protection directions and notices. Under the Pollution of Waters Act, owners and masters of ships and occupiers of land-based facilities from which oil or oily mixtures enter Western Australian state waters are liable to a penalty of up to A$250,000 for a corporation.

The Contaminated Sites Act 2003 (WA) (“CS Act”) and the associated Contaminated Sites Regulations 2006 (WA) took effect on 1 December 2006. The CS Act provides a legal framework for the management of contaminated sites in Western Australia, including liability to investigate and remediate contaminated sites. It requires owners, occupiers and polluters to report known or suspected contaminated sites to the Department of Water and Environment Regulation (“DWER”). Other people may also report known or suspected contaminated sites to DWER. DWER, in consultation with the Department of Health, is required to classify reported sites based on the risk the site poses to human health and the environment and has extensive powers to require various parties, including the current owner or occupier, to investigate or remediate contamination.

Victorian environmental legislation

The Victorian environmental statutes of particular relevance to Victorian onshore operations are the Environment Protection Act 2017 (Vic) (“Victorian EP Act”) and the Pipelines Act 2006 (Vic) (“Pipelines Act”).

Other Victorian statutes such as the Water Act 1989 (Vic), the Radiation Act 2006 (Vic) and the Occupational Health and Safety Act 2004 (Vic) also impose regulatory requirements under licenses and other authorizations issued under those statutes, but these are less material from an environmental perspective and therefore are not detailed further here.

Victorian EP Act

The Victorian EP Act commenced operation in Victoria on 1 July 2021. It creates a range of new duties, responsibilities and liabilities (including a new general environmental duty (“GED”)), creates a range of new permissions required for certain operations, provides the Environmental Protection Agency of Victoria (“EPA Victoria”) new compliance powers including a range of new remedial notices, gives new civil enforcement powers to third parties and creates new requirements relating to the assessment, reporting and management of contaminated land. The key changes and requirements of the Victorian EP Act for the Victorian onshore operations are outlined below.

The new duties require a proactive approach to environmental management by duty holders (typically, person(s) undertaking an activity and person(s) in management and control of land or waste). For example, the GED imposes a positive obligation on entities conducting activities that pose risks of harm to human health or the environment from pollution or waste, including fines of up to A$1.65 million for breaches or A$3.3 million for aggravated breaches. Similarly, breaches of duties to notify contamination and contamination incidents incur fines up to A$198,000. Contraventions of duties and requirements of the Victorian EP Act are criminal offences and can incur civil liability. Penalties are typically double that under previous environmental legislation in Victoria. The duties and associated penalties are more relevant to an operating entity but could have financial implications on the Merged Group via a participating interest share in the Gippsland Basin joint venture.

The Victorian EP Act requires many of the operations (other than pipelines, which are regulated by the Pipelines Act) associated with the Victorian onshore operations to hold environmental permissions and to be operated according to various environmental standards and legislative requirements. It is an offence to breach a condition of a relevant permission, including a maximum fine of A$99,000 for corporations and substantial penalties (up to A$1.65 million) for operating without a required permission.

The EPA Victoria’s compliance powers include new remedial notices and there are new civil enforcement powers given to third parties and duties relating to the assessment, notification and management of contaminated land. Civil and criminal penalties apply for failing to comply with remedial notices. There are also provisions allowing persons in management or control of land to recover from the original polluter the costs of complying with duties to manage contamination and associated remedial notices.

The Victorian EP Act also creates liabilities for ‘officers of a body corporate’ when the corporation commits an offence against the Victorian EP Act. This is subject to a due diligence defense. There are powers to redirect obligations of related or associated entities over which a body corporate had control, in relation to remedial notices.

Pipelines Act

The Pipelines Act 2005 (Vic) (“Pipelines Act” is the primary statute governing the construction and operation of pipelines carrying liquid and gaseous fuels at high pressure in Victoria.

The Pipelines Act requires Licensed Pipelines constructed and operated in accordance with an Australian Standard to implement a range of safety measures to reduce foreseeable risks associated with operating a licensed pipeline. For example, licensees must prepare and implement safety management plans and environmental management plans. Licensees are also required to prepare and comply with a decommissioning plan, including requirements for environmental rehabilitation and clean-up.

Under the Pipelines Act, licensees for pipelines are required to provide bonds for any rehabilitation, clean-up or pollution prevention work that may be necessary as a result of the construction, decommissioning or removal of a pipeline. These requirements may also be imposed by conditions. Conditions can also relate to protection of cultural heritage, protection of the environment, maintenance of land and public safety (among other things).

Other Commonwealth legislation

Other applicable Commonwealth legislation includes the EPBC Act, the Protection of the Sea (Prevention of Pollution from Ships) Act 1983 (Cth) (“PSPPS Act”) and the Protection of the Sea (Civil Liability) Act 1981 (Cth) (“PSCL Act”).

The EPBC Act requires certain actions that have, will have or are likely to have a significant impact on certain aspects of the environment to be referred to the Australian Federal Minister for the Environment for environmental approval. Woodside has a number of actions approved under that Act. The EPBC Act also contains extensive requirements to protect migratory species (such as whales) and endangered species. Significant fines for individuals and bodies corporate exist under the EPBC Act, including up to A$11.1 million for a body corporate. In relation to some offenses, there is also the possibility of imprisonment; for the most serious of offenses, a term of imprisonment of up to seven years can be imposed. Following the streamlining of regulatory processes in 2014, the EPBC Act process no longer applies to offshore petroleum activities in Commonwealth waters (subject to limited exceptions) but does still apply to nearshore and onshore activities.

An independent review of the operation of the EPBC Act commenced on 29 October 2019, led by an independent reviewer and supported by a panel of experts (“EPBC Review”). The EPBC Review addressed whether changes are required to the EPBC Act to ensure future development is ecologically sustainable. The final report to the Commonwealth Government was published in October 2020 and made a number of recommendations for “fundamental reform” to enable the Commonwealth to, among other things, set clear outcomes for the environment, provide transparency and greater oversight and to restore the environment to accommodate Australia’s future development needs in a sustainable way. The EPBC Review also identified that the current laws that protect Indigenous cultural heritage are well behind community expectations and do not deliver the level of protections that Indigenous Australians deserve and the community expect.

The PSPPS Act applies to pollution from ships and provides that the master, the charterer and the owner of a ship are strictly liable for oil spills and can be liable for a penalty of up to A$4.2 million. The PSCL Act makes the owner of the ship liable for any pollution damage caused by an oil spill.

Regulation of Greenhouse Gas Emissions

Legislation was passed on 31 October 2014, to implement a climate change policy called Direct Action. Direct Action operates by:

•	crediting Australian-based greenhouse gas emissions reductions and abatement from eligible offsets projects;

•	using a government emissions reduction fund (since renamed the “Climate Solutions Fund” or “CSF”) to purchase Australian-based greenhouse gas emissions reductions and abatement at auctions; and

•	applying a “safeguard” baseline mechanism for large emitters, with penalties for exceedances.

Since 1 July 2016, the “responsible emitter” for a “designated large facility” during all or part of a financial year must register the facility under the National Greenhouse and Energy Reporting Act 2007 (Cth) (“National Greenhouse and Energy Reporting Act”) (if not already registered). Generally, a facility will be a “designated large facility” if the total amount of covered emissions during a financial year has a carbon dioxide equivalence (“CO2-e”) in excess of 100 kt CO2-e.

The responsible emitter must report the total amount of covered emissions for a designated large facility for each “monitoring period.” The responsible emitter must also ensure that the total amount of emissions of greenhouse gases from the operation of the facility during the monitoring period (the “net emissions number”) does not exceed 100 kt CO2-e or such higher number ascertained under a “baseline determination” in force for the facility (called the “safeguard mechanism”).

The “net emissions number” for a facility may be reduced by the surrender of “prescribed carbon units” in accordance with the procedures under the National Greenhouse and Energy Reporting Act. The only prescribed carbon units currently available under the Direct Action scheme are ACCUs. ACCUs can be purchased by the Clean Energy Regulator on behalf of the Commonwealth of Australia via reverse auctions (which have occurred every year from 2015 to 2021). ACCUs are also traded directly between parties on a voluntary basis for a range of purposes.

In May 2020, the Australian Government agreed to investigate and implement a range of mechanisms to enhance and incentivize participation in the CSF. It also announced on 26 October 2021 it will make it easier for plantation and farm forestry projects to generate carbon credits and access the CSF.

The Australian Government committed to reducing emissions by 26% to 28% of 2005 levels by 2030. The Australian Government indicated it would meet this target through policies built on the Direct Action approach such as the Emissions Reduction Fund (“ERF”) and its Safeguard Mechanism. This target is reflected in Australia’s commitment to parties under the United Nations Framework Convention on Climate Change Paris Agreement (“Paris Agreement”). Under the Paris Agreement, Australia has committed to implement an economy-wide target to reduce greenhouse gas emissions by 26% to 28% below 2005 levels by 2030. The Australian Government has made no formal changes to this target but has stated that according to projection results from 2021, it is on track to exceed it by up to 9 percentage points with an expected reduction in emissions by 30% to 35% by 2030.

On 26 October 2021, the Australian Government released its Long-Term Emissions Reduction Plan which is a whole-of-economy climate change plan to achieve its target of net zero equity Scope 1 and Scope 2 emissions by 2050. As part of the plan, the Australian Government has indicated it will invest more than A$20 billion in “low emissions technologies” in the next 20 years with the “Technology Investment Roadmap” the cornerstone in outlining how Australia will achieve its targets by using low emissions technologies such as carbon sequestration, carbon capture and storage, production of low-emission steel and other ways to reduce energy use. The 26th United Nations Climate Change Conference of the Parties was held in Glasgow from 31 October 2021 to 12 November 2021. As part of its obligations under the Paris Agreement, the Australian Government submitted an updated and enhanced Nationally Determined Contribution (“NDC”) to the UN Framework Convention on Climate Change secretariat (“UNFCCC”) which adopts the target of net zero emissions by 2050. The Australian Government will submit its second NDC to the UNFCCC in 2025. This ties into to the Australian Government’s plans as outlined above.

The Australian Government is also exploring a proposed new Safeguard Crediting Mechanism which aims to unlock below-baseline abatement opportunities not currently being realized under the existing framework of the ERF and Safeguard Mechanism. The proposal is to establish a new credit unit type (“Safeguard Mechanism Credits” or “SMCs”) which can be sold to the Australian Government or purchased by third parties to meet either a mandatory obligation under the Safeguard Mechanism or a voluntary carbon commitment as an alternative to ACCUs. A public submission process closed on 5 October 2021, with enabling legislation intended to be in place by 1 July 2022.

Further, the Australian Government announced an Emissions Reduction Fund method in October 2021 to credit abatement from new carbon capture and storage projects. This involves awarding large-scale carbon capture and storage projects that capture and permanently store carbon underground with tradeable high-integrity units (ACCUs). It is a voluntary scheme that aims to provide incentives for a range of organizations and individuals to adapt new practices and technologies to reduce their emissions. One ACCU is earned for each tonne of carbon dioxide equivalent stored or avoided by a project. The Clean Energy Regulator is also in the process of developing an Australian Carbon Exchange that will make the trading of ACCUs simpler.

There is ongoing and increasing public pressure on the government to accelerate its carbon emissions reduction program. As such, there remains significant uncertainty regarding the future of climate change regulation in Australia and the effect it may have on the Merged Group’s business.

State legislation regulating greenhouse gas emissions

Greenhouse gas emissions are also regulated under State-based environmental legislation in both WA and Victoria.

In WA, the emission of greenhouse gases associated with ‘significant proposals’ is regulated under the Environmental Protection Act 1986 (WA) (“EP Act”). “Greenhouse-related” obligations under the EP Act include mandatory offset of reservoir CO2 emissions from the Pluto facility, as part of a ministerial condition imposed during the environmental impact assessment process for Pluto LNG. The Western Australia Government released the Greenhouse Gas Emissions Policy for Major Projects in August 2019 which commits the State Government to working with all sectors of the Western Australian economy to achieve net zero greenhouse gas emissions by 2050. The Western Australia Government also released a State Climate Policy in November 2020. In December 2019, the Environmental Protection Agency (“EPA WA”) released its draft greenhouse gas emissions guideline which require proponents of major greenhouse gas emitting projects to show as part of their environmental impact assessment how they can reasonably and practicably avoid, reduce and offset emissions to contribute to the State’s aspiration of net zero emissions by 2050. The final guidelines were published on 16 April 2020 and the EPA WA began a review of the guidance material on 30 June 2021. The EPA WA’s technical review will clarify and investigate a range of issues considered since the guidance was first published. Once the review is complete, the revised draft guideline will be released for public consultation which is expected in the first quarter of 2022.

In Victoria, climate change and greenhouse gas reduction is primarily regulated by both the Victorian EP Act (see above) and the Climate Change Act 2017 (Vic) (“Victorian Climate Change Act”).

The Victorian EP Act defines greenhouse gas substances as a waste. The GED (described above) also applies and requires that a person engaging in an activity that may give rise to risks of harm to human health or the environment from pollution or waste must minimize those risks so far as reasonably practicable. As greenhouse gas emissions may create a risk of harm to human health and the environment by contributing to an increase in climate change risks, they are likely to be regulated by the GED.

The Victorian Climate Change Act establishes a long-term emissions reduction target of net zero by 2050, requires five yearly interim targets, requires the Victorian Government to develop a Climate Change Strategy every five years, requires “Adaption Action Plans” to be prepared, establishes a system of periodic reporting on greenhouse gas emissions.

The Victorian Climate Change Act also imposes duties on a range of environmental decision makers, including EPA Victoria, to consider climate change when making environmental decisions under other Victorian legislation, including environmental licensing and permitting decisions under the Victorian EP Act. The Victorian Climate Change Act also empowers the Minister to issue guidelines to guide the scope and application of the issues that decision-makers must consider when making decisions under other environmental legislation. While guidelines could be issued in the future, no such guidelines have been issued to date.

In May 2021, the Victorian Government released a Climate Change Strategy as required by the Victorian Climate Change Act. The current Strategy includes updated interim targets designed to ensure Victoria’s target of net zero emissions by 2050 is met. These interim targets are to reduce emissions by 28-33% by 2025 and 45-50% by 2030. The Strategy also contains associated policies in relation to clean energy technologies and to support businesses to reduce emissions.

The Victorian Climate Change Act will therefore impose ongoing obligations on the Merged Group in relation to its future Gippsland Basin joint venture operations, including under the GED to take all reasonable and practicable measures to reduce its greenhouse gas emissions and in relation to future environmental license and permitting requirements under the EP Act and other State legislation.

Renewable Energy (Electricity) Act 2000 (Cth)

Under the Renewable Energy (Electricity) Act 2000 (Cth), which establishes the Renewable Energy Target (“RET”) scheme, wholesale purchasers of electricity (known as “liable entities,” who make a “relevant acquisition” of electricity) are required to purchase a prescribed percentage of their electricity from an “eligible energy source.” The Renewable Energy (Electricity) Act 2000 (Cth) provides for the creation of Renewable Energy Certificates (“RECs”) by generators of renewable energy. Registered RECs are transferred to liable parties, who then surrender those RECs to the Renewable Energy Regulator to demonstrate their compliance under the scheme and avoid paying the shortfall charge. Participation in the RET scheme is dependent on registration and accreditation under the Renewable Energy (Electricity) Act 2000 (Cth).

A wholesale acquisition of electricity is not a “relevant acquisition” of electricity, and is therefore exempt from the Renewable Energy (Electricity) Act 2000 (Cth), if the end-user of the electricity generated the electricity and:

•	the point at which the electricity is generated is less than one kilometer from the point at which the electricity is used; or

•

the electricity is transmitted or distributed between the point of generation and the point of use and the line on which the electricity is transmitted or distributed is used solely for the transmission or distribution of electricity between those two points (self-generation).

Although the production of LNG is electricity intensive, for the purposes of its LNG production, Woodside does not purchase its electricity on the wholesale market but instead self-generates its electricity. As such, Woodside is eligible for the self-generation exemption in respect of any such self-generated electricity. Woodside’s electricity generation and usage and wholesale electricity acquisition habits may change in the future and it may become liable to obtain RECs or pay a shortfall charge pursuant to the Renewable Energy (Electricity) Act 2000 (Cth).

Woodside has also reported its emissions to the Carbon Disclosure Project, an organization based in the U.K. which publishes greenhouse gas emissions of major corporations, and through its annual Sustainable Development Report, which is available on its website and the ASX website.

Regulation of Foreign Investment in Australia and Takeovers Policy

In Australia, foreign investment is regulated by the FATA, regulations under the FATA and the Investment Policy. The Investment Policy is intended to encourage foreign investment in Australia, that is not contrary to the Australian national interest.

The FATA regulates investment in Australia by “foreign persons.” A “foreign person” is generally:

(a)	a natural person not ordinarily resident in Australia;

(b)	a foreign government or foreign government investor (to whom additional requirements apply—see below); or

(c)

any corporation, trustee of a trust or general partner of a limited partnership in which a natural person not ordinarily resident in Australia, or a foreign corporation or foreign government, holds a substantial interest or several such persons hold an aggregate substantial interest.

A person holds a “substantial interest” if they (together with any associates) control 20% or more of the voting power or ownership of a corporation, trust or partnership. An aggregate substantial interest arises where several persons (together with any associates) control 40% or more of the voting power or ownership of a corporation, trust or partnership.

Investment proposals by foreign persons may need to be notified to the Australian Government and may require prior approval from the Australian Treasurer in accordance with the FATA. In general, foreign investors must notify the Australian Government and get approval before acquiring a substantial interest in an Australian entity that is valued above certain monetary thresholds. Notification may also be required in relation to acquisitions of a substantial interest in a foreign entity whose Australian subsidiaries or gross assets are valued above the applicable monetary thresholds.

The FATA and regulations under the FATA provide the relevant monetary thresholds that apply.

Pursuant to various free trade agreements between Australia and other nations, higher monetary thresholds apply to certain types of acquisitions by U.S., Canadian, Chinese, Hong Kong, Chilean, Japanese, Mexican, Singaporean, South Korean, New Zealand, Peruvian and Vietnamese investors (other than foreign government investors—see further below). For these investors, notification is ordinarily generally required for a proposal to acquire a substantial interest in an Australian entity (which is not in certain prescribed sensitive sectors and not if the acquirer is a subsidiary of a free trade agreement country investor incorporated elsewhere, including Australia) valued at over A$1,192 million (the monetary thresholds are indexed each year on 1 January to the GDP price deflator in the Australian National Accounts for the previous year). For other investors (other than foreign government investors), and for acquisitions by certain free trade agreement country investors in prescribed sensitive sectors, notification of an acquisition of a substantial interest in an Australian entity is ordinarily required where the entity is valued above A$281 million (indexed each year on 1 January on the same basis as above). Prescribed sensitive sectors are media (although there are specific additional rules relating to acquisitions in media businesses), telecommunications, transport, defense and military-related industries and activities, encryption and securities technologies and communications systems, uranium or plutonium extraction and nuclear facilities. As of the date of this prospectus, higher thresholds have been proposed for private sector investors from additional countries who are signatories to the Trans-Pacific Partnership (“TPP”), to take effect when the TPP comes into effect in respect of the relevant country, subject to certain exceptions for particular types of acquisitions. However, from 1 January 2021, a A$0 monetary threshold applies to acquisitions by foreign investors of interests in national security businesses and national security land. Acquisitions of interests in a “national security business” or “national security land” are referred to as national security actions. A business is a national security business if it is carried on wholly or partly within Australia, whether in anticipation of profit or gain, and (among other things) it is a reporting entity (being a responsible entity or a direct interest holder) in relation to a critical infrastructure asset (within the meaning of the SOCI Act).

As Woodside is considered a reporting entity of a critical gas asset within the meaning of the SOCI Act, it is considered a “national security business” under the FATA. Investments of 10% or more by all foreign investors in a national security business must be notified to the Australian Government and require prior approval from the Australian Treasurer in accordance with the FATA. Accordingly, acquisitions of interests of 10% or more in Woodside, would require prior approval from the Australian Treasurer.

Imminent amendments to the Security of Critical Infrastructure Act 2018 will likely result in a greater number of transactions being considered national security actions under the FATA.

The Federal Treasurer is able to ‘call-in’ for review an action that is not otherwise notifiable if the Federal Treasurer considers that the action may pose national security concerns. This call-in power can be exercised up to 10 years after the action has been taken. Once called-in, the Federal Treasurer may issue a no objection notification, including with conditions, or prohibit the action or require divestment. However, the Federal Treasurer is not able to call-in an action that has been notified to the Federal Treasurer or for which a no objection notification exists. A foreign person is therefore able to extinguish the Federal Treasurer’s ‘call-in’ power by voluntarily notifying a reviewable national security action. The Federal Treasurer also has a ‘last resort’ power which gives them the opportunity to review actions notified after 1 January 2021 for which a no objection notification has been issued if exceptional circumstances arise.

There are specific rules for acquisitions by private sector foreign persons of interests in Australian agricultural businesses, Australian media businesses and Australian land (including entities with significant Australian land assets), which are ordinarily subject to lower monetary thresholds depending on the nature of the foreign person and the investment proposal. Australian land relevantly includes interests acquired in a potentially broad range of petroleum tenure, including petroleum production licenses (both onshore and offshore) and, accordingly, acquisitions of interests in production licenses and certain other forms of tenure required for petroleum projects may require foreign investment approval by the Merged Group if in future, the Merged Group constitutes a “foreign person” for the purposes of the FATA.

The FATA also imposes additional requirements for investments in Australia by “foreign government investors.” A “foreign government investor” is a foreign government or separate government entity, or a corporation, trustee of a trust or a general partner of a limited partnership in which a foreign government or separate government entity holds a substantial interest of 20% or more or foreign governments or separate government entities of more than one foreign country (or parts of more than one foreign country) hold an aggregate substantial interest of 40% or more. In general, foreign government investors must get approval before acquiring a “direct interest” in an Australian entity/business (generally at least 10% of the entity/business or the ability to influence, participate in or control the entity/business), starting a new Australian business, or acquiring an interest in Australian land regardless of the value of the investment.

The Investment Policy, the FATA and the regulations under the FATA are administered by the Federal Treasurer on the advice of an advisory board, FIRB. The FIRB secretariat in the Commonwealth Treasury examines proposals by foreign persons and consults with relevant Australian Government agencies, including the ATO, the ACCC, and certain security agencies, and makes recommendations to the Federal Treasurer on whether those proposals are suitable for approval under the Investment Policy. FIRB’s functions are advisory only. The FATA empowers the Federal Treasurer to make a wide range of prohibitory and divestiture orders on broad “national interest” or “national security” grounds. In some cases, investment approval has been granted to foreign investment proposals subject to compliance with certain conditions, including conditions relating to the payment of tax to the Australian Government.

Takeovers of Australian public companies are regulated by the Corporations Act. The takeover provisions in the Corporation Act apply equally to acquisitions made by Australian and foreign entities. Section 606(1) of the Corporations Act contains a general prohibition on the acquisition of a relevant interest in voting shares in an Australian public company if, as a result of the acquisition, a person’s voting power in that company increases to more than 20%, or increases from a starting point that is already above 20% but below 90%. Section 606(2) of the Corporations Act also prohibits a person from acquiring a legal or equitable interest in securities of a company if, because of the acquisition, another person acquires a relevant interest in voting shares in an Australian public company and a person’s voting power in that public company increases to more than 20%, or increases from a starting point that is already above 20% but below 90%.

For the purposes of the takeover provisions, a person has a “relevant interest” in securities if that person is the holder of the securities or otherwise has the power or control over the voting rights attaching to them or over their disposal, irrespective of how remote the relevant interest is or how it arises. A person can also have a relevant interest if they have an enforceable right, an agreement in relation to, or an option to acquire, the securities. If a company has a relevant interest in securities, a person will be deemed to have a relevant interest in those securities if the person has voting power in the company which exceeds 20% or the person otherwise controls the company. The voting power of a person’s associates is counted for the purposes of calculating the voting power of a person under Section 606 of the Corporations Act. “Associate” is defined broadly in the Corporations Act to include certain formal relationships (such as related bodies corporate) and informal relationships (such as where persons are acting in concert).

The general prohibition contained in Section 606 of the Corporations Act is subject to a number of specified exceptions. A person wishing to increase their shareholding beyond the thresholds prescribed by Section 606 of the Corporations Act must do so under one of those permitted exceptions, such as by making a formal takeover bid under the Corporations Act, or with approval of dis-interested shareholders.

The foregoing summary of the regulation of foreign investment and takeovers in Australia does not purport to be complete and is qualified in its entirety by reference to the applicable legislation and to the Woodside Constitution. Advice from legal counsel familiar with the operation of Australia’s foreign investment regime should be sought prior to engaging in acquisitions of interests in Australian land or entities, acquisitions of assets of an Australian business, or the starting of an Australian business.

Domestic Gas Policy

In 2006, the Western Australian Government formalized its policy on securing future domestic gas supplies for Western Australia. In 2012, the Government clarified arrangements for the application of the policy in its Strategic Energy Initiative’s Energy2031 final paper (“Domestic Gas Policy”). The State of Western Australia will apply the Domestic Gas Policy flexibly in accordance with the following requirements:

•	Western Australian LNG producers will commit to make available domestic gas equivalent to 15% of LNG production from each LNG export project by:

○	reserving domestic gas equivalent to 15% of LNG production from each Western Australia-based LNG export project;

○

developing, or obtaining access to, the necessary infrastructure (including a domestic gas plant, associated facilities and offshore pipelines) to meet their domestic gas commitments as part of the State approvals process; and

○	showing diligence and good faith in marketing gas into the Western Australia domestic market.

•	These efforts may be subject to independent review.

•

LNG producers should undertake the above actions such that domestic gas is made available to coincide with the start of LNG production. This timing may, however, vary depending on project circumstances.

•	Prices and contracts for domestic gas will be determined by the market.

•

LNG producers may propose to offset their domestic gas commitment by supplying gas or other energy from an alternative source, rather than supplying gas from their LNG projects. Among other conditions, producers will have to demonstrate that the proposed offset represents a net addition to the State’s domestic energy supply. The State will consult with industry to develop criteria for domestic gas offsets.

•	The intention was to review the Domestic Gas Policy in 2015, but it is understood that this review has not yet been completed by the Western Australian Government.

In August 2020 the Domestic Gas Policy was amended to prevent the export of local WA gas, being onshore gas extracted from Western Australia. Under the updated policy, local WA gas cannot be exported to the eastern states of Australia or overseas. Woodside does not currently extract onshore local gas in WA.

Woodside and its joint venture partners have domestic gas supply agreements with the Western Australian State Government for the Pluto LNG and NWS projects (including with BHP Petroleum as a joint venture partner with respect to the NWS Project). In 2015, the NWS State Agreement (North West Gas Development (Woodside) Agreement 1979) was amended to include a new domestic gas commitment of 15% (or lesser approved amount) of total LNG quantity approved for use, supply or sale overseas. In 2006, in connection with the Pluto LNG project, Woodside entered into an arrangement with the Western Australian State Government to market and make available for supply a quantity of domestic gas. Woodside is not required to supply domestic gas if it is not commercially viable to do so. In January 2021, Woodside signed a further agreement with the State Government in relation to the Pluto LNG project in which Woodside agreed to make 45.6 PJ available for the domestic market, separate and in addition to the 2015 commitment from the NWS Joint Venture. In November 2021, Woodside and BHP Petroleum signed a further domestic gas agreement with the State Government with respect to the Scarborough and Pluto Train 2 project pursuant to which, consistent with the WA Domestic Gas Policy, the Scarborough Joint Venture will make gas equivalent to 15% of its LNG exports available to the domestic market.

The Australian Domestic Gas Security Mechanism (“ADGSM”) came into effect on 1 July 2017, by way of a new Division 6 of the Customs (Prohibited Exports) Regulations 1958 (Cth) which is supported by the Customs (Prohibited Exports) (Operation of the Australian Domestic Gas Security Mechanism) Guidelines 2020 (Cth) (replacing the 2017 guidelines) (“ADGSM Guidelines”). The ADGSM applies Australia wide and gives the Australian Government the power to impose restrictions on LNG exports when there is a shortfall of gas supply in the domestic market. The ADGSM is in force until 1 January 2023. The ADGSM Guidelines provide that an unlimited LNG export permission may be granted to an LNG project that is physically unconnected to the parts of the Australian domestic market experiencing a shortfall. The Western Australian domestic gas market is not physically connected to the east coast domestic gas market (where shortfalls are currently expected to occur) and correspondence from the Commonwealth Resources Minister in 2017 to the Western Australia State Government confirmed that WA LNG exporters would receive an unlimited volume exemption if restrictions were imposed. BHP Petroleum exports gas from Victorian operations and consequently the Merged Group will also do so. The unlimited LNG export permission is unlikely to apply as these operations are connected to the east coast domestic market, however an allowable volume permission can be applied for if restrictions are applied.

Occupational Health and Safety Legislation

Work health and safety in Australia is currently governed by a number of legislative instruments, covering both state and federal jurisdictions, with separate onshore and offshore regulation.

The work health and safety (“WHS”) laws are based on the national model Work Health and Safety Act 2011 (Cth) (“WHS Act”) which now applies in all Australian States and Territories, except Victoria and Western Australia. In Victoria and Western Australia, earlier occupational health and safety laws still apply, although the basic principles of the legislation in these states are similar.

In WA, the Work Health and Safety Act 2020 (WA), which is based on the national model WHS Act, has received royal assent and is expected to come into force in January 2022. The Work Health and Safety Act 2020 (WA) will be the primary legislation for work health and safety across all industries, replacing the Occupational Safety and Health Act 1984 (WA), the Mines Safety and Inspection Act 1994 (WA) and the Petroleum and Geothermal Energy Safety Levies Act 2011 (WA). Woodside does not expect that, when it comes into force, the proposed new legislation will impose additional significant burdens on it given the legislation’s significant similarity to the current legislation in approach to health and safety, Woodside’s prior discussions with its Directors on the changes and Woodside’s current comprehensive health and safety management system and level of compliance. In addition, the introduction of the Work Health and Safety Act 2020 (WA) will not apply to, or affect, the offshore petroleum industry in federal waters, which will continue to be separately regulated.

In short, the WHS laws in each jurisdiction aim to protect people’s health and safety at work by imposing obligations on all parties who are in a position to contribute to the management of workplace risks, including manufacturers and suppliers of equipment and substances, as well as employers, workers, contractors and others.

Industrial manslaughter laws are also in place in most jurisdictions, excluding Western Australia, New South Wales, South Australia and Tasmania. While the industrial manslaughter laws slightly differ across the various jurisdictions, industrial manslaughter is ultimately a criminal offence which occurs where an employer or person in control of a place, an officer or “senior officer” of an employer negligently causes the death of a worker in their business. Accordingly, any person who is a member of a company’s board and / or management team may be found to be liable for industrial manslaughter. In Western Australia, the Work Health and Safety Act 2020 (WA) will introduce an industrial manslaughter offence.

The principal legislation that currently applies onshore in Western Australia and in Western Australian waters in relation to Woodside’s operations includes:

•

Onshore Western Australia—Occupational Safety & Health Act 1984 (WA) (to be replaced by the Work Health and Safety Act 2020 (WA)) and the Dangerous Goods Safety Act 2004 (WA) and associated regulations; and

•	Offshore Western Australia (state waters)—Petroleum (Submerged Lands) Act 1982 (WA) and Petroleum Pipelines Act 1969 (WA) and associated regulations (as discussed above).

The Department of Mines, Industry Regulation and Safety is responsible for the regulation and administration of safety provisions pertaining to Western Australia’s resources industry and Major Hazard Facilities. The Karratha Gas Plant is a Major Hazard Facility.

The principal legislation that currently applies to operations onshore in Victoria and in Victorian waters include:

•	Onshore Victoria—Occupational Health and Safety Act 2004 (Vic) and the Pipelines Act 2005 (Vic) and the associated regulations (as discussed above); and

•	Offshore Victoria (state waters)—Offshore Petroleum and Greenhouse Gas Storage Act 2010 (Vic) (as discussed above).

The principal legislation that currently applies in the Commonwealth of Australia waters in relation to Woodside’s operations offshore of Western Australia is the OPA and associated regulations (as discussed above).

As further discussed above, NOPSEMA is a Commonwealth of Australia Statutory Agency responsible for regulating the health and safety, structural integrity and environmental management of all offshore petroleum facilities in the Commonwealth of Australia’s waters, and in coastal waters where regulatory powers and functions have been conferred.

For Woodside’s and BHP Petroleum’s floating petroleum facilities, the Commonwealth of Australia maritime law, the Navigation Act 2012 (Cth) and the Occupational Health and Safety (Maritime Industry) Act 1993 (Cth), may also apply to operations. The Australian Maritime Safety Authority has responsibility for health and safety for personnel on prescribed ships engaged in trade or commerce on international and domestic voyages.

As operator of both onshore and offshore facilities, Woodside and BHP Petroleum are required to develop a comprehensive “safety case” which describes the facility and provides details on the hazards and risks associated with the facility, the risk controls and the safety management system that will be used to minimize the risks. Once accepted by the applicable regulator, the safety case must be complied with.

Workplace Relations

In Australia, an employee’s terms and conditions of employment have several sources, namely:

•	the terms of an employee’s individual employment contract;

•	minimum terms and conditions prescribed by federal and state legislation; and

•	minimum terms and conditions of employment contained in applicable industrial awards or enterprise agreements.

The employment contract is the key source of rights and obligations in an employment relationship. However, it is not possible to contract for employment terms and conditions which are inferior to statutory entitlements as set out in the Fair Work Act 2009 (Cth) (“FW Act”) and industrial instruments and provide a minimum floor of terms and conditions of employment in Australia.

The FW Act has been in operation since 1 July 2009. It is the key piece of legislation which governs employee and industrial relations in Australia and applies to the vast majority of Australian employers and employees (other than some state and local government employers/employees), including Woodside.

The FW Act sets out minimum entitlements of employment for all employees (known as the ‘National Employment Standards’) which deal with matters such as leave, maximum ordinary hours of work, notice of termination and redundancy payment. It also sets out ‘rules’ relating to management of the employment relationship, including in respect of protections for employees from adverse action and unfair dismissal.

The key industrial instruments created pursuant to the FW Act are industrial awards and enterprise agreements. Both industrial awards and enterprise agreements establish minimum pay and terms and conditions for employees. However, industrial awards apply to employers and employees in a particular occupation or industry while enterprise agreements only apply to employees who are employed by a particular employer, allowing the agreement to set appropriate terms and conditions of employment tailored to the particular enterprise. The terms and conditions of the enterprise agreement must be “better-off-overall” than the conditions set by the otherwise applicable industrial award.

Key potential issues which may rise under the FW Act regime for Woodside and BHP Petroleum include:

•

Union right of entry—a union official may enter premises and exercise rights while on the premises, for the purposes set out in the FW Act and subject to certain conditions, if there is an employee who works at that premises who is eligible for membership in that union;

•

Good faith bargaining—Woodside and BHP Petroleum (and/or its principal contractors) is/are subject to the principles of good faith bargaining which can be triggered by a union or group of employees indicating to the employer that they wish to bargain for an enterprise agreement, subject to satisfying certain conditions. These principles do not force an employer to enter into any particular agreement, or to agree to any specific terms or conditions of employment, but they do regulate how the parties can and cannot negotiate; and

•

Protected industrial action—employees, organized by unions, may take protected industrial action for the purpose of advancing claims during bargaining for enterprise agreements, provided that certain pre-conditions are met. Engaging in protected industrial action is a workplace right and employers are prohibited from taking adverse action against an employee in response to it. Protected industrial action has the potential to constrain Woodside’s or BHP Petroleum’s ability, or the ability of their contractors, to complete development projects on time and on budget.

The Fair Work Commission is the Australian industrial relations tribunal created by the FW Act and has responsibility for administering the provisions of the FW Act. This includes dealing with unfair dismissal, anti-bullying, sexual harassment and general protection claims, approving enterprise agreements and dealing with disputes brought to the Commission under dispute resolution procedures of modern awards and enterprise agreements. In addition, the Fair Work Ombudsman is an independent statutory agency of the Commonwealth government responsible for promoting and monitoring compliance with workplace laws (including the FW Act), inquiring into and investigating breaches of the FW Act and taking enforcement action.

The Building and Construction Industry (Improving Productivity) Act 2016 (Cth) commenced on 2 December 2016 and applies to those involved in building work. The Act re-established the Australian Building and Construction Commission (“ABCC”) from 1 January 2017, which replaced the Fair Work Building and Construction.

The ABCC’s role is to, among other matters, investigate and enforce compliance with workplace laws (including the FW Act and any industrial instrument) in the building industry. The legislation includes the Code for the Tendering and Performance of Building Work 2016 (“Building Work Code”). The Building Work Code sets minimum standards of conduct for the building industry, requires that enterprise agreements not include particular content and deals with work health and safety matters. Building industry participants who do not comply with the Building Work Code may be excluded from tendering for projects that receive Australian Government funding.

The Fair Work (Registered Organizations) Amendment Act 2016 (Cth) was introduced on 24 November 2016. The legislation establishes the Registered Organizations Commission, which is an independent regulator of registered organizations, including unions and employer associations. The Act also introduced new offences and provisions relating to whistleblowers and increased penalties and disclosure obligations.

State legislation otherwise regulates matters such as long service leave, workers’ compensation, anti-discrimination and equal opportunity and work health and safety (as discussed above).

United States

BHP Petroleum’s Operations in the United States

BHP Petroleum’s exploration and production operations on federal oil and natural gas leases in the U.S. GOM are subject to regulation by the Bureau of Safety and Environmental Enforcement (“BSEE”), the Bureau of Ocean Energy Management (“BOEM”) and the Office of Natural Resources Revenue, all of which are agencies of the U.S. Department of the Interior. These leases are awarded by the BOEM based on competitive bidding and contain relatively standardized terms and require compliance with detailed BSEE and BOEM regulations and orders issued pursuant to various federal laws, including the federal Outer Continental Shelf Lands Acts (“OCSLA”). For offshore operations, lessees must obtain BOEM approval for exploration, development and production plans prior to the commencement of their operations. In addition to permits required from other agencies such as the U.S. Environmental Protection Agency (“EPA”), lessees must obtain a permit from BSEE prior to the commencement of drilling and comply with regulations governing, among other things, engineering and construction specifications for production facilities, safety procedures, plugging and abandonment of wells on the Outer Continental Shelf (“OCS”), calculation of royalty payments and the valuation of production for this purpose, and removal of facilities.

Laws and regulations are subject to change, and the trend in the United States over the past decade has been for these governmental agencies to continue to evaluate and, as necessary, develop and implement new, more restrictive permitting and performance requirements. For example, a secretarial order issued by the Biden Administration in 2021 served to temporarily suspend delegation of authority to governmental agencies regarding fossil fuel authorizations on the OCS, but that order specifically excluded authorizations associated with existing operations under valid leases. In addition, President Biden issued an executive order on 27 January 2021 pausing new oil and natural gas leases on federal lands and offshore waters pending review and reconsideration of federal oil and gas permitting and leasing practices. In conducting this review, the Secretary of the Interior shall consider whether to adjust royalties associated with oil and gas resources extracted from public lands and offshore waters to account for corresponding climate costs. However, in June 2021 a federal judge issued a nationwide temporary injunction in a lawsuit filed in federal district court in Louisiana that effectively halts the Biden Administration’s suspension on new leasing. While the temporary injunction effectively allows for new leasing of oil and gas interests on federal lands and waters to resume, in August 2021, the Biden Administration appealed the Louisiana federal district court’s decision to the U.S. Court of Appeals for the Fifth Circuit and the government’s appeal remains pending.

In addition, BHP Petroleum has a 25% and 22% ownership interest, respectively, in the companies that own the Caesar oil pipeline and Cleopatra natural gas pipeline located in the GOM (together, the “Offshore Pipelines”). The Offshore Pipelines are subject to regulation by the BSEE pursuant to OCSLA, which includes, among other things, a duty to provide open and non-discriminatory access on the Offshore Pipeline facilities. Shippers or other entities may file a complaint claiming that the Offshore Pipelines are acting in a manner inconsistent with the open access and non-discrimination requirements of OCSLA. If BSEE grants such a protest, the Offshore Pipelines may be required to modify the terms or conditions or otherwise alter their business conduct regarding the transportation services.

The Offshore Pipelines are also subject to stringent safety laws and regulations. BHP Petroleum’s transportation of crude oil and natural gas involves a risk that hazardous liquids or flammable gases may be released into the environment, potentially causing harm to the public or the environment. In turn, for owned or operated pipelines, such incidents may result in substantial expenditures for response actions, significant government penalties, liability to government agencies for natural resources damages, and significant business interruption. The Pipeline and Hazardous Materials Safety Administration (“PHMSA”), under the U.S. Department of Transportation, has adopted safety regulations with respect to the design, construction, operation, maintenance, inspection and management of onshore and offshore pipelines, including the Offshore Pipelines. These regulations contain requirements for the development and implementation of pipeline integrity management programs, which include the inspection and testing of pipelines and necessary maintenance or repairs, and also require that pipeline operation and maintenance personnel meet certain qualifications and that pipeline operators develop comprehensive spill response plans. BSEE has also adopted regulations for offshore pipelines under its jurisdiction.

Pipeline safety laws and regulations are subject to change over time. Changes in existing laws and regulations could require us to install new or modified safety controls, conduct subsea inspection of active pipelines to detect leaks, pursue additional capital projects, or conduct maintenance programs on an accelerated basis, any or all of which could result in BHP Petroleum incurring increased operating costs. For example, PHMSA issued the Safety of Hazardous Liquids Pipelines final rule on 1 October 2019. This final rule addressed topics such as: inspections of onshore and offshore pipelines following extreme weather events or natural disasters, periodic assessment of pipelines not currently subject to integrity management, expanded use of leak detection systems, increased use of in-line inspection tools, and other requirements. Additional rulemakings related to pipeline safety are expected to be issued in the future as in its reauthorization of PHMSA, Congress ordered PHMSA to move forward with certain rulemakings.

BHP Petroleum’s sales of natural gas in the United States are subject to regulation by FERC. Pursuant to authority delegated to it by the Energy Policy Act of 2005 (“EPAct 2005”), the FERC promulgated anti-

manipulation regulations establishing violation enforcement mechanisms that make it unlawful for any entity, directly or indirectly, in connection with the purchase or sale of natural gas or the purchase or sale of transportation services subject to the jurisdiction of FERC to (i) use or employ any device, scheme or artifice to defraud, (ii) make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or (iii) engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon any entity. The EPAct 2005 also amended the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978 to give FERC authority to impose civil penalties for violations of these statutes and regulations, up to $1,307,164 per violation, per day for 2021 (this amount is adjusted annually for inflation). The FERC may also order disgorgement of profits and corrective action. The anti-market manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but does apply to activities of natural gas pipelines and storage companies that provide interstate services, as well as otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” natural gas sales, purchases or transportation subject to FERC jurisdiction, which includes annual reporting requirements for entities that purchase or sell a certain volume of natural gas in a given calendar year.

BHP Petroleum’s sales of crude oil are currently not regulated and are made at negotiated prices. There is always some risk, however, that the United States Congress may reenact crude oil, petroleum products and NGL price controls in the future. It cannot be predicted whether new legislation to regulate crude oil, or the prices charged for crude oil might be proposed, what proposals, if any, might actually be enacted by the United States Congress or the various state legislatures and what effect, if any, the proposals might have on BHP Petroleum’s operations.

Finally, BHP Petroleum’s sales of oil and natural gas are also subject to market manipulation and anti-disruptive requirements under the Commodity Exchange Act (“CEA”) as amended by the Dodd-Frank Financial Reform Act, and regulations promulgated thereunder by the CFTC. The CFTC prohibits any person from manipulating or attempting to manipulate the price of any commodity in interstate commerce or futures on such commodity. The CEA also prohibits knowingly delivering or causing to be delivered false or misleading or knowingly inaccurate reports concerning market information or conditions that affect or tend to affect the price of a commodity.

Woodside’s Purchase of LNG from Cheniere in the United States

In July 2014, Woodside signed a binding LNG sale and purchase agreement (“SPA”) with a subsidiary of Cheniere Energy, Inc. (“Cheniere”) to purchase 0.85 mtpa of LNG from the Corpus Christi Liquefaction Project (“CCL Project”) on the startup of Train 2 at the LNG export facility being developed near Corpus Christi, Texas. Under the SPA, Woodside agreed to purchase LNG from Cheniere on a free-on-board basis for a term of twenty years commencing upon the date of first commercial delivery for Train 2, with an extension option of up to ten years. Cheniere completed construction of Train 2 of the CCL Project and commenced commercial operating activities in August 2019.

The Natural Gas Act of 1938, as amended (“NGA”), regulates, among others, the importation and exportation of LNG. Section 3(a) of the NGA prohibits the importation or exportation of natural gas, including LNG, from or to a foreign country without obtaining prior authorization from the U.S. Department of Energy (“DOE”). Except with respect to countries with which trade is explicitly prohibited by law or policy, DOE is required to issue the authorization unless it finds that the proposed importation or exportation is not consistent with the public interest. For authorizations to export LNG to countries with which the United States has not entered into a Free Trade Agreement (“FTA”) requiring national treatment for trade in natural gas, DOE is able to modify the application and impose such terms and conditions as it may consider necessary or appropriate. An extensive consultation and review process is undertaken by DOE in connection with any application to import or export natural gas, including LNG. Historically, DOE issued two types of authorizations, blanket and long-term authorizations. The blanket authorization enabled the importation or exportation of natural gas, including LNG, on a short-term or spot market basis for a period of up to two years. The long-term authorization was issued where the applicant had a signed gas purchase or sales agreement/contract, or tolling agreement, or other agreement resulting in importation or exportation of natural gas, including LNG, for a period of time longer than two years. However, in December 2020, DOE announced a new policy in which it would no longer issue short-term export authorization separately from long-term authorizations.

For exportation of natural gas, including LNG, to a nation with which an FTA requiring national treatment for trade in natural gas is in effect, Section 3(c) of the NGA provides that such exportation will be deemed to be consistent with the public interest and applications for such exportation will be granted without modification or delay. DOE is statutorily required by Section 3(c) of the NGA to approve LNG exports to countries with which the United States has a FTA requiring national treatment for trade in natural gas, but can restrict or limit exports to other countries if it finds the exports are not consistent with the public interest. Countries with an FTA requiring national treatment for trade in natural gas currently recognized by the DOE for exports of LNG include Australia, Bahrain, Canada, Chile, Colombia, Dominican Republic, El Salvador, Guatemala, Honduras, Jordan, Mexico, Morocco, Nicaragua, Oman, Panama, Peru, Republic of Korea and Singapore. FTAs with Israel and Costa Rica do not require national treatment for trade in natural gas.

In addition, the importation and exportation of natural gas from and to the United States is subject to regulation and oversight by the U.S. Customs and Border Protection, the U.S. Coast Guard, the U.S. Department of Transportation, and the Maritime Administration.

Other

Woodside and BHP Petroleum are also subject to environmental and other regulations to varying degrees in each of the jurisdictions in which they each have has assets and operations.

BOARD OF DIRECTORS AND MANAGEMENT OF THE MERGED GROUP AFTER THE MERGER

Overview

At Implementation of the Merger, the directors and executive officers of the Merged Group are expected to comprise the current Woodside Directors and executive committee of Woodside. It is intended that the Woodside Board will select a current BHP director to be appointed to the Woodside Board following Implementation. Pursuant to the Woodside Constitution, which will be the Constitution of the Merged Group, the Merged Group Board shall be comprised of Non-Executive Directors and one Executive Director, being the Chief Executive Officer and Managing Director, which such Merged Group Board must not have more than 12, nor less than three, directors. Detailed biographies of the Woodside Directors are provided below. References to “Non-Executive Directors” refer to Woodside Directors who are not employees of Woodside and references to “Executive Directors” refer to Woodside Directors who are employees of Woodside. References to “we,” “us,” “our,” the “Woodside Board” and the “Merged Group Board” refer to the Merged Group following the Merger.

Members of the Board of Directors of the Merged Group

Merged Group Board

The following table and descriptions set forth below state the members of the Merged Group’s Board following Implementation of the Merger, including a brief biography for each individual, including details of his or her functions within the Merged Group and details of the names of companies and partnerships (excluding directorships in the Merged Group) of which the individual is or has been a member of the administrative, management or supervisory bodies or partners at any time in the five years preceding the date of this prospectus.

Name	Position
Meg O’Neill (1)	Chief Executive Officer and Managing Director
Richard Goyder, AO (2)	Chairman
Larry Archibald (3)	Director
Frank Cooper, AO (4)	Director
Swee Chen Goh (5)	Director
Ian Macfarlane (5)	Director
Christopher Haynes, OBE (3)	Director
Ann Pickard (6)	Director
Gene Tilbrook (7)	Director
Sarah Ryan (3)	Director
Ben Wyatt (5)	Director

(1)	Serves as the sole Executive Director on the Merged Group Board pursuant to the Woodside Constitution.
(2)	Serves as the chairperson (the “Chair”) on the Nominations & Governance Committee of the Merged Group Board.
(3)	Serves as a member on the Audit & Risk Committee, Sustainability Committee and the Nominations & Governance Committee of the Merged Group Board.
(4)	Serves as the Chair of the Audit & Risk Committee. Member of the Human Resources & Compensation and Nominations & Governance Committees of the Merged Group Board.
(5)	Serves as a member on the Human Resources & Compensation, Sustainability and Nominations & Governance Committees of the Merged Group Board.
(6)	Serves as the Chair of the Sustainability Committee of the Merged Group Board. Member of the Human Resources & Compensation and Nominations & Governance Committees of the Merged Group Board.
(7)	Serves as the Chair of the Human Resources & Compensation Committee of the Merged Group Board. Member of the Audit & Risk and Nominations & Governance Committees of the Merged Group Board.

Meg O’Neill was appointed as Woodside’s Chief Executive Officer and Managing Director on 17 August 2021. Ms. O’Neill joined Woodside as Chief Operations Officer in May 2018, and served as Woodside’s Chief Operations Officer from May 2018 to October 2019, as Executive Vice President Development from October 2019 to August 2021, as Executive Vice President Development and Marketing from August 2020 to April 2021 and as acting Chief Executive Officer from April 2021 to August 2021. Prior to joining Woodside, Ms. O’Neill held senior roles for ExxonMobil, including Vice President from March 2017 to March 2018 regional production and development leadership positions, and country leadership positions in Norway and Canada. Ms. O’Neill is a graduate of the Massachusetts Institute of Technology, with degrees in Ocean and Chemical Engineering.

Richard Goyder, AO has served as Woodside’s Chairman since April 2018. He previously served as a Non-Executive Director of Woodside since August 2017. Prior to joining Woodside, Mr. Goyder spent 24 years with Wesfarmers Limited, where he served as Managing Director and Chief Executive Officer from 2005 to late 2017. Mr. Goyder served as Chair of the Australian B20 (the key business advisory body to the international economic forum which includes business leaders from all G20 economies) from February 2013 to December 2014. Mr. Goyder currently serves as Chairman of Qantas Airways Limited, Australian Football League Commission, Channel 7 Telethon Trust and the Western Australian Symphony Orchestra, serves as a member of Evans and Partners Investment Committee, and previously served on the board of directors of Wesfarmers Limited from 2002 to 2017.

Larry Archibald has served as a Non-Executive Director since February 2017. Prior to joining Woodside, Mr. Archibald previously worked at ConocoPhillips, where he spent eight years in senior executive positions including, Senior Vice President, Business Development and Exploration and Senior Vice President, Exploration. Prior to joining ConocoPhillips, Mr. Archibald spent 29 years at Amoco (1980 to 1998) and BP (1998 to 2008) in various positions including leading global exploration programs covering many world regions. Additionally, Mr. Archibald currently serves as the Chair of the University of Arizona Geosciences Advisory Board.

Frank Cooper, AO has served as a Non-Executive Director since February 2013. Prior to joining Woodside, Mr. Cooper was a Partner at PricewaterhouseCoopers from 2006 until his retirement in 2012. Prior to joining PricewaterhouseCoopers, Mr. Cooper was a partner of Ernst & Young from 2002 to 2005 and managing partner of Arthur Andersen from 1991 to 2002. Mr. Cooper currently serves as the Chairman of the Insurance Commission of Western Australia since 2012. Mr. Cooper additionally serves as a director on the boards of St. John of God Australia Limited since 2015 and South32 Limited since 2015. Mr. Cooper further serves as a member of Pro-Chancellor of Senate of the University of Western Australia, and serves as Trustee of St. John of God Health Care since 2015. Mr. Cooper received his Bachelor of Commerce from the University of Western Australia in 1976, is a Fellow of the Institute of Chartered Accountants in Australia and is Fellow of the Institute of Company Directors.

Swee Chen Goh has served as a Non-Executive Director since January 2020. Currently, Ms. Goh serves as Chair of the Singapore Institute for Human Resource Professionals since 2016 and the National Arts Council Singapore since 2019 and serves as President of Global Compact Network Singapore. Prior to joining Woodside, Ms. Goh previously worked at Shell as Chief Information Officer, Oil Product, East, from 2003 until 2004, Vice President of Global IT Services from 2004, and as Chair of Shell Companies in Singapore from October 2014 until her retirement in January 2019. During her tenure at Shell, Ms. Goh served on the boards of a number of Shell joint ventures in China, Korea and Saudi Arabia. Prior to joining Shell, Ms. Goh worked at Procter & Gamble and IBM. Ms. Goh currently serves on the boards of directors of Singapore Airlines Ltd since 2019, Singapore Power Ltd since 2019, CapitaLand Ltd since 2017 and The Centre for Livable Cities since 2021, and previously served on the boards of various Asian Shell Subsidiaries from 2014 until 2018. Additionally, Ms. Goh is a member of the Singapore Legal Services Commission and Trustee of Nanyang Technological University.

Ian Macfarlane has served as a Non-Executive Director since November 2016. Currently, Mr. Macfarlane serves as Chief Executive Officer of Queensland Resources Council since 2016, Chairman of Innovative Manufacturing Co-Operative Research Centre since 2016, director of CSIRO since 2021 and a member of

Toowoomba Community Advisory Committee of the University of Queensland Rural Clinical School. Mr. Macfarlane’s previous experience includes serving as director of METS Ignited Ltd and formally as Australia’s longest-serving Federal Resources and Energy Minister and the Coalition’s longest-serving Federal Industry and Innovation Minister, with over 14 years of experience in both Cabinet and shadow ministerial positions. Before entering politics, Mr. Macfarlane’s experience included agriculture, and being President of the Queensland Graingrowers Association from 1991 to 1998 and the Grains Council of Australia from 1994 to 1996.

Dr. Christopher Haynes, OBE has served as a Non-Executive Director since June 2011 and currently serves as a director of Worley Limited since 2012. Prior to joining Woodside, Dr. Haynes had a 38-year career with Shell where he served as Executive Vice President, Upstream Major Projects within Shell’s Projects and Technology business, General Manager of Shell’s operations in Syria, and a secondment as Managing Director of Nigeri LNG Ltd. From 1999 to 2002, Dr. Haynes was seconded to Woodside as General Manager of the North West Shelf Venture. Dr. Haynes retired from Shell in August 2011. Dr. Haynes is a Chartered Engineer, a Fellow of the Institution of Mechanical Engineers in the United Kingdom, a Fellow of the Institution of Engineers, Australia and a Fellow of the Royal Academy of Engineering in the United Kingdom.

Ann Pickard has served as a Non-Executive Director since February 2016, and currently serves as a director of KBR Inc., since 2015 and of Noble Corporation plc since 2021, in addition to being a member of the Chief Executive Women and University of Wyoming Foundation Board. During her 15-year tenure prior to retiring from Shell in 2016, Ms. Pickard served as Executive Vice President Arctic, Executive Vice President Exploration and Production, Country Chair of Shell, and as Executive Vice President Africa. Ms. Pickard additionally served as Director, Global Business and Strategy and was a member of the Shell Gas & Power Executive Committee. Prior to joining Shell in 2000, Ms. Pickard had an 11-year tenure with Mobil prior to its merger with Exxon in 1998.

Gene Tilbrook has served as a Non-Executive Director since December 2014, and currently serves as a director of Orica Limited since 2013. Prior to joining Woodside, Mr. Tilbrook served as a senior executive of Wesfarmers Limited between 1985 and 2009, including as Executive Director Finance and Executive Director Business Development. Prior directorships held by Mr. Tilbrook include serving as a director of Aurizon Holdings Limited from 2010 to 2016 and as a director of GPT Group Limited from 2010 to 2021.

Dr. Sarah Ryan has served as a Woodside Director since December 2012. Dr. Ryan has more than 30 years’ experience in the oil and gas industry in various technical, operational and senior management positions. Prior to joining Woodside, Dr. Ryan worked at Schlumberger Ltd for 15 years. Dr. Ryan was also an equity analyst, portfolio manager and energy advisor for Earnest Partners from 2007 to 2017. Dr. Ryan currently serves as a director of Aurizon Holdings since 2019, MPC Kinetic Pty Ltd since 2016, Viva Energy Group Ltd since 2018, OZ Minerals Limited since 2021 and Future Battery Industries Co-operative Research Centre since 2020. Dr. Ryan is a member of Chief Executive Women since 2016 and the ASIC Corporate Governance Consultative Panel since 2019. She was previously a director of Central Petroleum Limited and Akastor ASA.

Ben Wyatt has served as a Non-Executive Director since June 2021. Prior to joining Woodside, Mr. Wyatt served in the Western Australian Legislative Assembly for 15 years, including as the Western Australian Treasurer and Minister for Finance, Energy, Aboriginal Affairs and Lands. Mr. Wyatt additionally held various shadow cabinet portfolios including responsibility for Native Title and the Pilbara. Prior to entering Parliament, Mr. Wyatt practiced as a lawyer in both private practice and with the Western Australian Office of the Director of Public Prosecutions. In addition to serving on the Woodside Board, Mr. Wyatt currently serves as a director of Wyatt Martin Pty Ltd since 2021, the West Coast Eagles since 2021, the Perth International Arts Festival since 2021, the Telethon Kids Institute since 2021 and Rio Tinto Ltd since 2021. Mr. Wyatt is also a member of the APM Advisory Board and UWA Business School Advisory Board.

Members of the Executive Committee of the Merged Group

The following table and descriptions below sets forth the proposed members of the Merged Group’s executive committee, including a brief biography for each individual, details of his or her functions within the Merged Group and details of the names of companies and partnerships (excluding directorships in the Merged Group) of which the individual is or has been a member of the administrative, management or supervisory bodies or partners at any time in the five years preceding the date of this prospectus.

Name	Position
Meg O’Neill(1)(3)	Chief Executive Officer and Managing Director
Graham Tiver(3)	Executive Vice President and Chief Financial Officer
Fiona Hick(3)	Executive Vice President Australian Operations
Shiva McMahon	Executive Vice President International Operations
Shaun Gregory(2)(3)	Executive Vice President New Energy
Mark Abbotsford(2)(3)	Executive Vice President Marketing and Trading
Andy Drummond(2)	Executive Vice President Exploration and Development
Matthew Ridolfi(2)	Executive Vice President Projects
Julie Fallon(2)(3)	Senior Vice President Corporate Services
Tony Cudmore(2)	Senior Vice President Strategy and Climate
Daniel Kalms(2)(3)	Senior Vice President Merger Integration

(1)	Please see Ms. O’Neill’s full biography under “—Merged Group Board.”
(2)	Serves as a Non-Key Management Personnel.
(3)	This individual is currently a member of Woodside’s executive committee and is expected to remain on the executve committee even if the Merger is not Implemented.

Graham Tiver commenced with Woodside in February 2022 as Chief Financial Officer and Executive Vice President. Before joining Woodside, Mr. Tiver was previously at BHP, where he held the role of Group Financial Controller with responsibility for BHP’s global accounting and reporting function and financial improvement across 10 countries. Mr. Tiver has held significant financial, commercial and leadership roles across a range of business sectors, including minerals and oil and gas. He has extensive international experience, having worked in North and South America as well as a variety of roles around Australia. Mr. Tiver holds a Bachelor of Business in Accounting and Finance from Edith Cowan University in Perth, and is a Fellow of the Australian Society of Certified Practising Accountants.

Fiona Hick currently serves as Woodside’s Executive Vice President Operations and has been nominated to lead Australian Operations, based in Perth, following Implementation. Ms. Hick has led Woodside’s operations division since 2019. As Executive Vice President Operations, she is responsible for all of Woodside’s global health, safety and environment, operations, producing facilities, subsea and pipelines, logistics and reservoir management functions. Ms. Hick has been with Woodside since 2001, holding positions including Vice President Strategy Planning and Analysis and Vice President Health, Safety, Environment and Quality. Prior to joining Woodside, Ms. Hick worked for several years with Rio Tinto living and working in their remote locations. In 2021, Ms. Hick was appointed President of The Chamber of Minerals and Energy of Western Australia, Ms. Hick is also an Associate Fellow of the Australian Institute of Management and a Fellow of the Institute of Engineers. She is also a Non-executive Director of CO2CRC and a member of University of Western Australia’s Strategic Resources Committee. Ms. Hick has a Bachelor of Engineering (Hons) and a Bachelor of Applied Science (Energy).

Shiva McMahon has been nominated to lead International Operations, based in Houston. Ms. McMahon is currently General Manager of Australia Production Unit at BHP Petroleum. Ms. McMahon joined BHP in the role of Vice President Finance for Petroleum in 2020 with 25 years of energy industry experience and a successful track record of strategy development and implementation, business planning, financial management, business development, and risk management. She spent a large part of her career with BP in upstream and downstream leadership roles including serving as the CFO for BP’s global lubricants business—Castrol. She also served as Head of the Upstream Executive Office between 2014 and 2017. Ms. McMahon has a Masters in Business Administration and IT and a Bachelor of Arts (Applied Foreign Languages).

Shaun Gregory has been nominated to lead New Energy, based in Perth. Mr. Gregory has over 25 years industry experience. Mr. Gregory joined Woodside in 1995 and currently holds the role of EVP Sustainability and Chief Technology Officer, overseeing advancements in LNG, data science, artificial intelligence, and digital transformation. Mr. Gregory has previously held a range of roles at Woodside across sustainability and exploration. Mr. Gregory is a Board member of Scitech WA. He has a Bachelor of Science (Hons) from the University of Western Australia in Mathematical Geophysics and a Master of Business and Technology from the University of New South Wales.

Mark Abbotsford has been nominated lead Marketing and Trading, based in Perth. Mr. Abbotsford joined Woodside in 2002, and has 20 years of commercial, marketing, trading and mergers and acquisitions experience across roles based in Australia, Singapore, Japan and the United Kingdom. Mr. Abbotsford has held a number of senior positions at Woodside, including Executive Adviser to the Chief Executive Officer and Managing Director, Vice President Marketing, Trading and Shipping and Group Financial Controller. Mr. Abbotsford’s prior experience includes roles at the Western Australian Department of Treasury and BHP Iron Ore. Mr. Abbotsford graduated from the Advanced Management Program at Harvard Business School in 2021. Mr. Abbotsford also holds a Master of Philosophy in Finance from the University of Cambridge, and a Bachelor of Economics (1.Hons) and MBA from the University of Western Australia.

Andy Drummond has been nominated to lead Exploration and Development, based in Houston. Mr. Drummond is currently Vice President of Sustainability and Innovation for BHP’s Petroleum business. Since joining BHP in January 2013, he has held several leadership positions including Vice President Business Development. Prior to joining BHP, Mr. Drummond spent 15 years with Marathon Oil Corporation working throughout the value chain at various international locations including Scotland, Norway, Equatorial Guinea and Poland. Mr. Drummond has a Bachelor of Engineering, Chemical and Process Engineering (Hons).

Matthew Ridolfi has been nominated to lead Projects, based in Houston. Matthew has 30 years of experience in the petroleum business, including in Australia, the United Kingdom, and the United States of America. Mr. Ridolfi is currently the Vice President of Major Developments with accountability for Petroleum’s worldwide operated and non-operated major development activities and all operated well and seismic delivery activities. Prior to his current position, Mr. Ridolfi has held various senior roles in both the conventional and shale businesses, and was the Vice President Health, Safety, Environment and Community, and the Joint Interest Unit Manager Bass Strait. Mr. Ridolfi began his career with BHP in 1991 when he joined as a graduate drilling engineer in Darwin. Mr. Ridolfi holds a bachelor’s degree in Mechanical Engineering (Hons).

Julie Fallon has been nominated to lead Corporate Services, based in Perth. Ms. Fallon joined Woodside in 1998 and is currently Acting Senior Vice President Corporate and Legal, providing support across the company in a range of areas including corporate affairs, security, legal, property management, risk and compliance and internal audit. She has 29 years of industry experience and has held a number of roles within Woodside including Senior Vice President Engineering, Senior Vice President Pluto Business Unit and Senior Vice President Internal Audit. Ms. Fallon has also worked in a range of production and engineering roles, including several years living and working in Karratha. Prior to joining Woodside, Ms. Fallon worked as an engineer at Shell Refining Australia. Ms. Fallon graduated from the University of Sydney with a Bachelor in Chemical Engineering (1. Hons) and is a fellow of the Institution of Chemical Engineers.

Tony Cudmore has been nominated to lead Strategy and Climate, based in Perth. Mr. Cudmore is currently Group Sustainability and Public Policy Officer for BHP. Mr. Cudmore is responsible for BHP’s global sustainability and climate change teams as well as being accountable for BHP’s global brand, corporate communications and public policy advocacy. Mr. Cudmore is also a member of the Board of the BHP Foundation. Mr. Cudmore joined BHP in February 2014 and has held roles including Chief Public Affairs Officer and President Corporate Affairs before assuming his current role in March 2016. Prior to joining BHP, Mr. Cudmore worked with ExxonMobil for 13 years and held a wide range of senior and global Corporate Affairs roles in Australia and the United States. Before joining ExxonMobil, Mr. Cudmore was a Media Relations and Policy Adviser before becoming Principal Adviser to the then Premier of Victoria, Jeff Kennett, followed by his role as Assistant Director of the Australian Institute of Petroleum. Mr. Cudmore holds a Bachelor of Arts and a Graduate Certificate of International Relations.

Daniel Kalms is currently Senior Vice President Merger Integration Planning at Woodside, and he has been nominated to lead Merger Integration activities after completion of the Merger, based in Perth. Mr. Kalms joined Woodside in 2001 and has 20 years’ experience in the oil and gas industry, including as Senior Vice President for Development Planning. Since joining Woodside in 2001, Daniel gained extensive experience across departments including commercial, development, projects, operations, and business management. Daniel was Pluto Plant Manager based in Karratha from 2011 to 2014, overseeing the start-up of the new LNG production facility. Mr. Kalms graduated from Royal Melbourne Institute of Technology and holds a Bachelor of Engineering (Chemical), Graduate Certificate in Project Management and a Master of Business Administration.

To the best of Woodside’s knowledge, none of the Merged Group directors or Senior Executives of the Merged Group:

•	has any convictions in relation to fraudulent offences for at least the previous five years;

•

has been associated with any bankruptcy, receivership or liquidation while acting in the capacity of a member of the administrative, management or supervisory body or of a senior manager of any company for at least the previous five years;

•	has been subject to any official public incriminations and/or sanctions by any statutory or regulatory authority (including designated professional bodies) for at least the previous five years;

•

has ever been disqualified by a court from acting as a director of a company, or from acting as a member of the administrative, management or supervisor bodies of a company, or from acting the management or conduct of the affairs of any company for at least the previous five years; or

•	was selected to act in such capacity pursuant to any arrangement or understanding with any shareholder, customer, supplier or other person having a business connection with the Merged Group.

There are no family relationships between any of the Merged Group directors or Senior Executives of the Merged Group.

There are no potential or actual conflicts of interest between any duties owed by the Woodside Directors or the Senior Executives to Woodside and their respective private interests or other duties, save for their interest as holders of securities of Woodside.

Governance of the Merged Group Following the Merger

The description below provides for the Woodside Board’s oversight of the management of the Merged Group. The Woodside Board is responsible for the overall corporate governance of Woodside, including providing leadership and strategic guidance for Woodside and its related entities. The Woodside Board monitors the operational and financial position and performance of Woodside and oversees the implementation of Woodside’s strategic objectives, including approving operating budgets and significant expenditure. The Woodside Board is committed to maximizing performance, generating appropriate levels of shareholder value and financial return and sustaining the growth and success of Woodside.

The Woodside Board seeks to ensure that Woodside is properly managed to protect and enhance the interests of Woodside Shareholders, and that Woodside and its Directors, officers and personnel operate in an environment of appropriate corporate governance. The Woodside Board has created a framework for managing Woodside, including adopting relevant internal controls, risk management processes and corporate governance policies and practices which it believes are appropriate for Woodside’s business and which are designed to promote the responsible management and conduct of Woodside.

As an ASX-listed entity, Woodside must comply with the Corporations Act, the ASX Listing Rules, and other applicable Australian and international laws. The ASX Listing Rules require Woodside to report on the extent to which it has followed the Corporate Governance Recommendations contained in the fourth edition of the ASX Corporate Governance Council’s Principles and Recommendations (“ASX Recommendations”). This information is set out in a Corporate Governance Statement and reports on Woodside’s key governance principles and practices. These principles and practices are reviewed regularly and revised as appropriate to reflect changes in law and developments in corporate governance. A copy of the Corporate Governance Statement is available in the Corporate Governance section of Woodside’s website at www.woodside.com.au.

Woodside has complied with all ASX Recommendations and, following Implementation, the Merged Group will continue to pursue a high level of corporate governance and foster a culture that values ethical behavior, integrity and respect.

NYSE Requirements

Upon the listing of the Woodside ADSs on the NYSE, Woodside will become subject to the NYSE Listing Rules. The NYSE Listing Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as Woodside, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. The exemptions include, among other things, the ability to opt out of (i) the requirement that the Merged Group Board be comprised of a majority independent directors, (ii) the requirement that the Merged Group’s independent directors meet regularly in executive sessions, (iii) the requirement that the Merged Group obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans, and (iv) the requirement that the Merged Group establish independent nominating and corporate governance and compensation committees.

The application of such exceptions will require Woodside to disclose any significant ways in which its corporate governance practices differ from the NYSE Listing Rules that it does not follow in its Annual Report on Form 20-F. Woodside has not yet made final determinations on which exemptions from the NYSE Listing Rules it will choose to apply.

If, at any time, Woodside ceases to be a foreign private issuer, it will take all action necessary to comply with the SEC and NYSE Listing Rules, including by appointing a majority of independent directors to the Merged Group Board and forming both a compensation committee and nominating and corporate governance committee of the Merged Group Board, each of which are comprised solely of independent directors, subject to a permitted “phase-in” period.

The NYSE Listing Rules generally require that a listed company’s by-laws provide for a quorum for any meeting of the holders of such company’s voting shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE Listing Rules, Woodside, as a foreign private issuer, has elected to comply with practices that are permitted under Australian securities laws in lieu of the provisions of the NYSE Listing Rules. The Woodside Constitution provides that a quorum for a meeting of Woodside Shareholders is three eligible Woodside Shareholders entitled to vote. Woodside may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE Listing Rules. Following Woodside’s home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE Listing Rules applicable to U.S. domestic issuers.

Majority of Independent Directors

The NYSE Listing Rules require that a majority of the board of directors of a listed company consist of independent directors. Under the NYSE Listing Rules, an independent director is defined as, “a person who, in the opinion of the company’s board of directors, has no material relationship with the company.” Based on information provided by each Woodside Director concerning his or her background, employment and affiliations, the Woodside Board has determined that of the ten Non-Executive Directors and one Executive Director to serve on the Merged Group Board as at Implementation, one director will not be considered “independent” as that term is defined under the NYSE Listing Rules as a result of their respective relationships with the Merged Group.

Executive Sessions

The NYSE Listing Rules further require that independent directors must meet at regularly scheduled executive sessions without a member of Woodside’s management present.

Nominating and Corporate Governance Committee and Compensation Committee

The NYSE Listing Rules additionally require that listed companies maintain both a nominating and corporate governance committee and a compensation committee comprising entirely of independent directors and governed by a written charter addressing each committee’s required purpose and detailing its required responsibilities. The responsibilities of the nominating and corporate governance committee include, among other matters, identifying and selecting qualified board member nominees and developing a set of applicable corporate governance principles. The responsibilities of the compensation committee, in turn, include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board of directors the compensation of other executive officers, incentive compensation and equity-based compensation plans. Woodside has established a Nominations & Governance Committee and a Human Resources & Compensation Committee. See the section entitled “—Committees of the Merged Group Board” for information on Nominations & Governance Committee and Human Resources & Compensation Committee requirements under the ASX Recommendations.

Audit Committee and Audit Committee Additional Requirements

Under Section 303A.06 of the NYSE Listing Rules and the requirements of Rule 10A-3 under the Exchange Act (“Rule 10A-3”), a U.S. listed company is required to have an audit committee of such company’s board of directors consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, (i) the audit committee must have a written charter which is compliant with the requirements of Section 303A.07(b) of the NYSE Listing Rules, (ii) the listed company must have an internal audit function and (iii) the listed company must fulfill all other requirements of the NYSE Listing Rules and Rule 10A-3. Rule 10A-3 requires NYSE-listed companies to ensure their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the external auditor unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. While Woodside’s Audit & Risk Committee is directly responsible for remuneration and oversight of the external auditor, responsibility for the appointment and retention of the external auditor rests with Woodside Shareholders, in accordance with Australian law and the Woodside Constitution. However, the Audit & Risk Committee does make recommendations to the Woodside Board on these matters, which are reported to Woodside Shareholders. See the section entitled “—Committees of the Merged Group Board—Audit & Risk Committee” for information on Audit and Risk Committee requirements under the ASX Recommendations.

Shareholder Approval of Equity Compensation Plans

The NYSE Listing Rules provide for limited exceptions to the requirement that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans (which may be approved for an undefined period). See the section entitled “Description of Woodside Shares—Director Renumeration” for information on the approval of Australian equivalent equity compensation plans.

Corporate Governance Guidelines

The NYSE Listing Rules require that listed companies adopt and disclose corporate governance guidelines. Woodside complies with the corporate governance guidelines under applicable Australian law and the ASX Recommendations, and Woodside believes these corporate governance guidelines are consistent with the NYSE Listing Rules.

Internal Audit Function

The NYSE Listing Rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of such company’s risk management processes and systems of internal control. Woodside has an internal audit function and has established an Audit & Risk Committee, see the section “—Committees of the Merged Group Board—Audit & Risk Committee” for information on Audit and Risk Committee requirements under the ASX Recommendations.

Woodside Board

Composition of the Woodside Board

As at Implementation the Woodside Board will be comprised of ten Non-Executive Directors and one Executive Woodside Director, being the Chief Executive Officer and Managing Director. Detailed biographies of the Woodside Directors are provided for under “—Members of the Board of Directors of the Merged Group” and “—Members of the Executive Committee of the Merged Group.” The Woodside Constitution provides that Woodside must not have more than 12, nor less than three (3), directors on the Woodside Board.

Independence of the Woodside Board

Each Woodside Director must bring an independent view and judgement to the Woodside Board and must declare all actual or potential conflicts of interest on an ongoing basis. Any issue concerning a Woodside Director’s ability to properly act as a Woodside Director must be discussed at a Woodside Board meeting as soon as practicable.

The Woodside Board assesses the independence of the Woodside Directors with reference to whether a director is a non-executive, not a member of management and is free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the independent exercise of their judgement. The Woodside Board has adopted a definition of independence that is based on the definition set out in the ASX Recommendations. The Woodside Board reviews the independence of Woodside Directors before they are appointed, on an annual basis and at any other time where the circumstances of a Woodside Director change such as to require reassessment.

The Woodside Board considers that each of the Non-Executive Directors, including Mr. Goyder, Mr. Archibald, Mr. Cooper, Ms. Goh, Mr. Macfarlane, Dr. Haynes, Ms. Pickard, Mr. Tilbrook, Dr. Ryan and Mr. Wyatt, are free from any interest, position, association or relationship that might influence or reasonably be perceived to influence, the independent exercise of the Woodside Director’s judgement and that each of them is able to fulfil the role of independent Woodside Director for the purposes of the ASX Recommendations.

Ms. O’Neill is considered by the Woodside Board not to be independent on the basis that she is employed as the Chief Executive Officer and Managing Director of Woodside.

Accordingly, the Woodside Board consists of a majority of independent directors as recommended in ASX Recommendation 2.4.

The Woodside Board will continue to regularly review the independence of each Woodside Director, and any subsequent Woodside Directors appointed, in light of interests disclosed to the Woodside Board and will disclose any change to the ASX, as required by the ASX Listing Rules. The Policy on Independence of Woodside Directors is available in the Corporate Governance section of Woodside’s website at www.woodside.com.au.

Woodside Board Charter

The Woodside Board has adopted a written charter (“Charter”) to provide a framework for the effective operation of the Woodside Board, which sets out the roles and responsibilities of the Woodside Board, which include but are not limited to:

Culture and responsible decision-making (e.g., setting Woodside’s values and standards of conduct, promoting ethical and responsible decision-making and monitoring its compliance with legal and regulatory requirements):

•	Strategy and performance (e.g., setting the strategy objectives of Woodside and approving major corporate initiatives and Woodside Board policies);

•	Oversight of management (e.g., monitoring and assessing management’s performance in carrying out Woodside strategies, achieving objectives and observing budgets);

•	Risk management and compliance (e.g., reviewing and ratifying systems of risk management, compliance and control);

•	Oversight of financial and capital management (e.g., approving budgets, determining the dividend policy of Woodside, and monitoring financial results and audit arrangements);

•	People and diversity (e.g., establishing and assessing objectives for achieving gender diversity, and maintaining an orderly succession of appointments of Non-Executive Directors); and

•

Security holders (e.g., promoting effective engagement with security holders in providing them with appropriate information and monitoring Woodside’s process for making timely and balanced disclosure of all material information);

•	The role and responsibilities of the Chairman and company secretary;

•	The delegations of authority of the Woodside Board to the Woodside Board’s committees and the Chief Executive Officer and Managing Director;

•	The membership of the Woodside Board, including in relation to the Woodside Board’s composition, the election of Woodside Directors, and conduct of individual Woodside Directors;

•	Woodside Board processes, including how the Woodside Board meets; and

•

The Woodside Board’s performance evaluation processes, including in respect of its own performance, and the performance of the Woodside Board’s committees and individual Woodside Directors (including the Chairman and the Chief Executive Officer and Managing Director).

The Woodside Board will review its Charter regularly, and make amendments, as necessary. The Charter is available in the Corporate Governance section of Woodside’s website at www.woodside.com.au.

Committees of the Merged Group Board Following the Merger

Woodside Board Committees

The Woodside Board may from time to time establish standing and ad hoc committees to assist it in carrying out its responsibilities. As set out below, the Woodside Board has established four standing committees to facilitate and assist the Woodside Board in fulfilling its responsibilities:

•	Audit & Risk Committee;

•	Nominations & Governance Committee;

•	Human Resources & Compensation Committee; and

•	Sustainability Committee.

Each committee is comprised of independent Non-Executive Directors in compliance with ASX Listing Rules and ASX Recommendations. The committees operate principally in a review or advisory capacity, except in cases where powers are specifically conferred on a committee by the Woodside Board.

Each committee has the responsibilities described in the relevant committee charter adopted by Woodside (each of which has been prepared having regard to the ASX Recommendations). Each committee’s charter is available in the Corporate Governance section of Woodside’s website at www.woodside.com.au.

Woodside does not currently expect any change to the composition of these committees following Implementation of the Merger.

Committee	Roles and responsibilities	Composition
Audit & Risk Committee	The role of the Audit & Risk Committee is to assist the Woodside Board to meet its oversight responsibilities in relation to the Woodside’s financial reporting, compliance with legal and regulatory requirements, internal control structure, risk management and insurance procedures and the internal and external audit functions.

The Audit & Risk Committee shall comprise only Non-Executive Directors, have at least three members (the majority of which are independent) and be chaired by an independent director (who is not the Chair of the Woodside Board). The Woodside Directors serving on this committee must be financially literate, with at least one director with experience in the oil and gas industry.

Current composition:

•   Mr. Cooper (Chairman)

•   Mr. Archibald

•   Dr. Haynes

•   Dr. Ryan

•   Mr. Tilbrook

All members of this committee are independent Non-Executive Directors

Key duties of this committee include overseeing:
• Woodside’s internal control and risk management, including the effectiveness of the Woodside reporting and internal control policies and risk management framework;
• Woodside’s internal audit process, including the appointment of head of internal audit and approving audit planning program;
• Woodside’s external audit process, including remuneration and oversight of Woodside’s external auditor; and

Committee	Roles and responsibilities	Composition
• Woodside’s financial statements, reporting responsibilities and other relevant matters.

The Audit & Risk Committee meets at least five times each year (with two meetings specifically held to review the half year and annual accounts), with additional meetings when circumstances require, as determined by the committee chair.

Nominations & Governance Committee	The role of the Nominations & Governance Committee is to assist the Woodside Board to review the composition, performance and succession planning of the Woodside Board. This includes identifying, evaluating and recommending candidates for the Woodside Board.

The Nominations & Governance Committee shall be members of, and appointed by, the Woodside Board and shall comprise only Non-Executive Directors, have at least three members (the majority of which are independent) and be chaired by an independent director.

Current composition:

•   Mr. Goyder (Chairman, also Chairman of the Board)

•   Mr. Archibald

•   Mr. Cooper

•   Ms. Goh

•   Dr. Haynes

•   Mr. Macfarlane

•   Ms. Pickard

•   Dr. Ryan

•   Mr. Tilbrook

•   Mr. Wyatt

All members of this committee are independent Non-Executive Directors

Duties of this committee include:
• reviewing the size and composition of the Woodside Board, including succession plans, to enable an appropriate mix of skills, experience, expertise and diversity to be maintained;
• identifying and evaluating Woodside Board candidates and recommending to the Woodside Board individuals for board appointment/shareholder election;
• developing the appropriate process for evaluation of the performance of the Woodside Board and its committees, each Non-Executive Director and the Woodside Chairman;
• reviewing and recommending to the Woodside Board corporate governance policies of Woodside;

Committee	Roles and responsibilities	Composition

• monitoring and advising the Woodside Board of significant developments in applicable corporate governance laws, regulations and practices; and

• reviewing and recommending to the Woodside Board an annual Corporate Governance Statement and other corporate governance disclosures of Woodside.

The Nominations & Governance Committee shall meet at least twice each year, with additional meetings when circumstances require, as determined by the committee chair.

Human Resources & Compensation Committee	The role of the Human Resources & Compensation Committee is to assist the Woodside Board in establishing human resources and compensation policies and practices.

The Human Resources & Compensation Committee shall be members of, and appointed by, the Woodside Board and shall comprise only Non-Executive Directors, have at least three members (the majority of which are independent) and be chaired by an independent director.

Current composition:

•   Mr. Tilbrook (Chairman)

•   Mr. Cooper

•   Ms. Goh

•   Mr. Macfarlane

•   Ms. Pickard

•   Mr. Wyatt

All members of this committee are independent Non-Executive Directors

Duties of this committee include:
• reviewing and making recommendations to the Woodside Board on Woodside’s remuneration policies and practices generally, including superannuation and equity awards;
• reviewing and making recommendations to the Woodside Board on Woodside’s diversity policies and practices;
• overseeing the formulation and reviewing Woodside’s recruitment, organizational development, retention, succession and termination policies generally;

Committee	Roles and responsibilities	Composition

• considering whether, and if so when, shareholder approval of aspects of the remuneration policy is required; and

• ensuring that Woodside meets its obligations in respect of remuneration matters as required under the ASX Listing Rules and the Corporations Act, including Woodside’s disclosure obligations.

The Human Resources & Compensation Committee shall meet as frequently as required but not less than twice each year. Any member or the secretary of the committee may call a meeting.

Sustainability Committee

The role of the Sustainability Committee is to assist the Woodside Board to meet its oversight responsibilities in relation to Woodside’s sustainability policies and practices, including policies regarding climate change, at times similar to Woodside’s Climate Change Policy. See “—Conduct Policies” below.

The duties of this committee include reviewing, and making recommendations to the Woodside Board on, Woodside’s policy and performance in relation to sustainability-related matters, including:

•   health and safety;

•   process safety;

•   the environment;

•   climate change;

•   human rights;

•   heritage and land access;

•   security and emergency management; and

•   community relations.

The Sustainability Committee shall be members of and appointed by, the Woodside Board and shall comprise only Non-Executive Directors, have at least three members (the majority of which are independent) and be chaired by an independent director. At least one member of the committee must possess appropriate skills in sustainability-related matters.

Current composition:

•   Ms. Pickard (Chairman)

•   Mr. Archibald

•   Ms. Goh

•   Dr. Haynes

•   Mr. Macfarlane

•   Dr. Ryan

•   Mr. Wyatt

All members of this committee are independent Non-Executive Directors.

Committee	Roles and responsibilities	Composition

The Sustainability Committee shall meet at least four times each year, with additional meetings when circumstances require, as determined by the committee chair.

Corporate governance policies

Woodside has also adopted the following policies, each of which has been prepared having regard to the ASX Recommendations and is available in the Corporate Governance section of Woodside’s website at www.woodside.com.au. Woodside’s corporate governance policies will continue to be reviewed regularly and will continue to be developed and refined as required to meet the needs of Woodside.

Following Implementation, the Merged Group will be subject to the Woodside corporate governance policies, which, upon admission to any secondary exchange, will also be compliant with the rules of that relevant exchange and any required international legislation.

Continuous Disclosure and Market Communications Policy

Woodside is required to comply with the continuous disclosure requirements of the ASX Listing Rules and the Corporations Act. Subject to the exceptions contained in the ASX Listing Rules, Woodside is required to immediately disclose to the ASX any information concerning Woodside which a reasonable person would expect to have a material effect on the price or value of Woodside Shares. Woodside is committed to observing its disclosure obligations under the ASX Listing Rules and the Corporations Act.

The Woodside Board has adopted a Continuous Disclosure and Market Communications Policy which establishes procedures aimed at ensuring that Woodside Directors, management, and other relevant staff are aware of and fulfil their obligations in relation to the timely disclosure of material price sensitive information. Under the Continuous Disclosure and Market Communications Policy, Woodside has established a Disclosure Committee, comprised of senior managers of Woodside including its Chief Executive Officer and Managing Director, Chief Financial Officer, Senior Vice Present Corporate & Legal, General Counsel, Vice President Investor Relations, and Vice President Corporate Affairs or their delegate. The Disclosure Committee has authority to decide whether a market announcement needs to be made and to approve the form of any announcement made and is also responsible for the development of guidelines for the release of information and implementing reporting processes and controls.

Securities Dealing Policy

The Woodside Board has adopted a Securities Dealing Policy which explains the prohibited type of conduct in relation to dealings in securities under the Corporations Act and is intended to establish a best-practice procedure in relation to the dealings in Woodside Shares by Executive and Non-Executive Directors, employees (full-time, part-time and casual), contractors, consultants and advisers of Woodside.

The Securities Dealing Policy sets out the restrictions that apply to dealing with Woodside Shares and other Woodside securities (as defined in the policy) including ‘black-out periods’, during which Woodside Directors and restricted employees are generally prohibited from dealing in Woodside Shares and other Woodside securities, along with a procedure under which a Woodside Director or restricted employee is required to submit a request and obtain written clearance prior to dealing in Woodside Shares and other Woodside securities outside the black-out periods.

The policy further provides that any persons to whom the policy applies must not engage, directly or indirectly, in short-term or speculative dealing in Woodside Shares and other Woodside securities.

Conduct Policies

The Woodside Board recognizes the need to observe the highest standards of corporate practice and business conduct. Accordingly, the Woodside Board has adopted a number of policies which, together, set standards of conduct in relation to the operation of Woodside. These policies are to be followed by the Woodside Board along with all employees, officers, contractors, consultants and other persons that act on behalf of Woodside and associates of Woodside. Woodside currently has the following conduct policies in place:

•	Anti-Bribery and Corruption Policy;

•	Climate Change Policy;

•	Code of Conduct;

•	Health, Safety and Environment Policy;

•	Human Rights Policy;

•	Indigenous Communities Policy;

•	Quality Policy;

•	Sustainable Communities Policy;

•	Whistleblower Policy; and

•	Working Respectfully Policy.

These and other associated policies set out Woodside’s approach to various matters including obligations to act honestly, fairly, professionally and respectfully; conflicts of interest; appropriate use of Woodside’s property; anti-bribery and giving or acceptance of gifts; prohibition on facilitation payments; dealings with politicians and government officials in the context of the giving or acceptance of gifts; political and charitable donations; confidentiality; privacy; discrimination, bullying, harassment and vilification; health and safety of employees; whistle-blower protections; and compliance with laws and regulations in respect of these matters. All new and existing Woodside staff are trained at induction and annually on the code of conduct and related policies.

Inclusion and Diversity Policy

The Woodside Board has approved an Inclusion and Diversity Policy in order to, among other matters, provide a framework by which Woodside will support and facilitate an environment of diversity and inclusion across the organization.

Woodside’s key priority is to drive inclusive leadership and create an inclusive culture for all employees. Woodside is committed to improving the diversity mix of its workforce to reflect the communities in which it operates. Woodside recognizes that substantive equality measures are required for some groups to achieve equal levels of participation and inclusion in the workplace. Woodside’s diversity primary focus areas are gender, Australian First Nations, gender identity and sexual orientation, and secondary focus areas are cultural background and faith, local people globally and differently abled groups.

Risk Management Policy

Woodside recognizes that risk is inherent in its business and the effective management of risk is vital to deliver its strategic objectives, continued growth and success. Woodside is committed to managing risks in a proactive and effective manner as a source of competitive advantage. The objective of Woodside’s risk management framework is to provide a single consolidated view of across the organization to understand its full risk exposure and prioritize risk management and governance.

Woodside’s Managing Director is accountable to the Woodside Board for ensuring the effective implementation of the Risk Management Policy.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF WOODSIDE

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of Woodside is intended to provide investors with an understanding of the historical performance of Woodside and its financial condition. This discussion and analysis presents the factors that had a material effect on the results of operations of Woodside for the fiscal years ended 31 December 2021, 2020 and 2019 and material recent events. The following should be read in conjunction with Woodside’s audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements. See the sections entitled “Risk Factors” and “Cautionary Statement on Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Business overview

Woodside led the development of the LNG industry in Australia and is applying this same pioneering spirit to solving future energy challenges. Woodside has a robust hydrocarbon business with a focus on LNG. As a leading Australian LNG operator, Woodside operated 5% of global LNG supply in 2021. Woodside is also one of Australia’s largest independent oil and gas exploration and production operators by market capitalization and a major supplier of energy to the Asia-Pacific region. Woodside maintains a strong focus on operational excellence by pursuing safe, reliable, and cost-effective operations.

Woodside’s vision is to be a global leader in upstream oil and gas, and its mission is to deliver affordable energy solutions and superior outcomes for shareholders. To achieve this over the long term, Woodside is focused on maximizing cash generation from its base business and executing a range of development projects over the medium term. Woodside seeks to build its portfolio through disciplined capital allocation, which will seek to prioritize lower capital intensity and faster to market investments that utilize existing infrastructure where possible.

Woodside’s Australian operations are in Western Australia. Domestic gas is sold to customers in Western Australia. LNG, LPG, condensate and oil are sold to customers primarily in Asia. Woodside’s operated LNG projects include two integrated projects, NWS Project (Australia’s largest LNG project) and Pluto LNG. In 2021, Woodside delivered a reported net profit after tax of $1,983 million. Woodside’s strong net profit after tax performance was underpinned by increased oil and gas prices, consistent operational performance and proactive decisions to manage Woodside’s sales portfolio.

Offshore, Woodside operates two FPSO facilities, the Okha FPSO and Ngujima-Yin FPSO. Woodside also has a participating interest in Wheatstone LNG, which started production in 2017 and is the upstream operator of Julimar Brunello, one of the Wheatstone LNG feeder fields.

In addition to its producing assets Woodside is developing the Scarborough gas resource through new offshore facilities to a proposed second LNG train, Pluto Train 2, at the existing Pluto LNG onshore facility in Western Australia. Woodside made an FID in November 2021, with the first LNG cargo targeted for 2026. Woodside is also connecting Pluto LNG with the NWS Project through the Pluto-KGP Interconnector to create an integrated LNG production hub on the Burrup Peninsula.

Outside Australia, Woodside is executing the Sangomar Oil Field Development in Senegal, having achieved final investment decision from the Rufisque, Sangomar and Sangomar Deep, or RSSD, joint venture in January 2020. This development is targeting first oil in 2023.

In October and November 2021 respectively, Woodside announced reserves updates at its Wheatstone and Pluto LNG projects. The reserves updates were announced following completion of reservoir studies based on 4D seismic and well performance results, as well as well drilling results at Wheatstone. At Wheatstone, Woodside announced the estimated Proved (1P) reserves had fallen approximately 27% and the Proved plus

Probable (2P) reserves had also fallen. At Pluto the estimated 1P reserves had increased by approximately 10% and the 2P total reserves had decreased. These reserves were classified under the Society of Petroleum Engineers Petroleum Resources Management System.

Profit after tax for the year ended 31 December 2021 increased by $6,011 million compared to the year ended 31 December 2020, primarily due to higher realized prices and impairment reversals, partially offset by higher cost of sales and higher taxes driven by higher taxable income.

The COVID-19 outbreak was declared a pandemic by the World Health Organization in March 2020. The outbreak and the response of governments in dealing with the pandemic has affected general activity levels within the global community, economy and business operations. The COVID-19 crisis and decline in oil prices in 2020 have impacted Woodside’s earnings, cash flow and financial position. Oil prices have rallied since the 2020 lows and in early March 2022 were at multi-year highs as markets priced in geopolitical risk premiums relating primarily to Russia’s invasion of the Ukraine exacerbating market uncertainty and energy market volatility. The financial statements for the year ended 31 December 2021 have been prepared based on assumptions and conditions prevalent as at those dates. Given ongoing economic uncertainty, these assumptions could change in the future.

Recent business acquisitions and divestments

On 15 November 2021, Woodside entered into a sale and purchase agreement with Global Infrastructure Partners (“GIP”) for the sale of a 49% non-operating participating interest in the Pluto Train 2 Joint Venture. Pluto Train 2 is a key component of the proposed Scarborough development and includes a new LNG train and domestic gas facilities to be constructed at the existing Pluto LNG onshore facility. The development of Pluto Train 2 is supported by a long-term Processing and Services Agreement (“PSA”) between the Pluto Train 2 and Scarborough joint ventures. The transaction was completed on 18 January 2022, reducing Woodside’s participating interest from 100% to 51%. Accordingly, the associated Pluto Train 2 assets within the Development segment have been reclassified to non-current assets held for sale. The arrangements require GIP to fund its 49% share of capital expenditure from 1 October 2021 and an additional amount of capital expenditure of approximately $822 million. If the total capital expenditure incurred is less than $5,600 million, GIP will pay Woodside an additional amount equal to 49% of the under-spend. In the event of a cost overrun, Woodside will fund up to approximately $822 million of GIP’s share of the overrun. Delays to the expected start-up of production will result in payments by Woodside to GIP in certain circumstances. The arrangements include provisions for GIP to be compensated for exposure to additional Scope 1 emissions liabilities above agreed baselines, and to sell its 49% interest back to Woodside if the status of key regulatory approvals materially changes.

On 22 November 2021, Woodside and BHP publicly announced that they had entered into the Share Sale Agreement, under which, and subject to the terms and conditions therein, Woodside will acquire all the shares in BHP Petroleum International Pty Ltd, a wholly owned subsidiary of BHP that, following completion of the Restructure, will hold the oil and gas assets of BHP, in exchange for the Share Consideration and the Completion Payment (subject to adjustment). Immediately upon Implementation, the Share Consideration will be issued by Woodside to BHP to be distributed to BHP Shareholders (or the Sale Agent in the case of all Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders) via an in-specie dividend. Upon Implementation, BHP Shareholders will be entitled to, in aggregate, 901,523,720 New Woodside Shares representing approximately 48% of the outstanding Woodside Shares following the Merger (based on the number of Woodside Shares outstanding on 22 November 2021, as adjusted for the Woodside Dividend paid on 24 September 2021, and assuming that no Permitted Equity Raise nor further declaration of Woodside Dividends will occur prior to Implementation) with each BHP Shareholder being entitled to 0.1781 New Woodside Shares in respect of each BHP Share that the BHP Shareholder owns (based on the number of BHP Shares outstanding on 22 November 2021). See the sections entitled “The Merger” and “The Share Sale Agreement and Related Agreements—The Share Sale Agreement.”

On 7 July 2021, Woodside Energy (Senegal) B.V. completed the acquisition of the entire participating interest of FAR Senegal RSSD S.A. (FAR) in the RSSD joint venture. The purchase price was $45 million plus a working capital adjustment of approximately $167 million to reflect the acquisition effective date of 1 January 2020. The final completion payment to FAR, after adjustments and remedying of FAR’s defaults under the joint operating agreement, was approximately $126 million. Additional payments of up to $55 million are contingent on future commodity prices and timing of first oil. As a result of this acquisition, Woodside’s participating interest in the RSSD joint venture increased to 82% for the Sangomar exploitation area and to 90% for the remaining RSSD evaluation area.

Principal factors that affect Woodside’s results

Woodside’s financial condition, cash flows from operating activities and results of operations are affected by numerous factors. Woodside believes the following factors are of particular importance. However, other factors, including those outlined in the section entitled “Risk Factors” may affect Woodside’s financial condition and results of operations.

Oil and gas prices

Substantially all of Woodside’s revenues from operations are derived from sales of LNG, condensate, oil, pipeline gas and LPG. Consequently, Woodside’s results of operations are strongly influenced by the prices it receives for these products, which in general are wholly (in the case of oil and condensate) or partially (in the case of LNG, LPG and pipeline gas) determined by prevailing crude oil prices, which are affected by numerous factors beyond Woodside’s control.

Woodside’s long-term and mid-term LNG sales are generally priced with certain linkages to crude oil prices, primarily indexed to the Brent oil price or the JCC, which represents the average price of crude oil imports into Japan as reported by Japanese Customs and published by the Japanese Ministry of Finance every month.

Woodside’s short-term LNG sales are increasingly being linked to JKM as the price reference. The JKM is an LNG benchmark price assessment for spot physical cargoes published by S&P Global Platts that is intended to reflect the spot market value of LNG cargoes delivered ex-ship (DES) into Japan, South Korea, China and Taiwan.

Woodside’s oil and condensate sales are primarily priced on a Dated Brent marker and referenced to industry recognized oil benchmarks that are reported by Platts Crude Oil Market wire and on the electronic Intercontinental Exchange (“ICE”). The price of crude oil has been extremely volatile both historically and in recent times.

	Units	2021	2020	2019
Dated Brent
Average	$/bbl	70.91	41.84	64.21
High	$/bbl	86.12	69.96	74.69
Low	$/bbl	50.34	13.24	53.24
3-month Lagged JCC
Average	$/bbl	59.95	51.21	69.77
High	$/bbl	73.86	70.63	81.72
Low	$/bbl	42.31	24.56	62.26
JKM
Average	$/MMbtu	15.17	3.85	5.97
High	$/MMbtu	56.33	7.49	9.50
Low	$/MMbtu	5.56	1.83	4.32

Currency fluctuations

Woodside’s functional and reporting currency is U.S. dollars. As a result, its currency exposure relates to transactions and balances in currencies other than U.S. dollars. While substantially all of Woodside’s revenues are denominated in U.S. dollars, its operating costs and exploration and development expenses are incurred in a mix of currencies, predominantly Australian dollars and U.S. dollars.

A large portion of Woodside’s operating and capital expenditures is denominated in Australian dollars or other currencies and, consequently, depreciation of the Australian dollar (and such other currencies) against the U.S. dollar generally positively affects Woodside’s overall profitability and financial position and decreases its effective costs, while appreciation of the Australian dollar has a generally negative effect on Woodside’s overall profitability and financial position and increases its effective costs.

The Australian dollar is a commodity currency, and as such, strength in commodity prices such as iron ore, are likely to cause an appreciation in the Australian dollar, while weakness in commodity prices have the opposite effect. In late 2020 and early 2021, the Australian economy performed better than the U.S. economy because it was more protected from the effects of COVID-19. This, together with an increase in iron ore and coal prices because of high Chinese demand and lower commodity supplies, combined with subdued U.S. bond rates, resulted in an appreciation of the Australian dollar relative to the U.S. dollar. This represents a risk for Woodside’s financial position because it increases Woodside’s effective costs and therefore reduces net cash flow and profitability.

Woodside reviews its financial position based on movements in the Australian dollar relative to the U.S. dollar. Accordingly, in the ordinary course of business, Woodside may hedge currency requirements when there is a firm business requirement for the currency for operational purposes. In addition, Woodside seeks to minimize foreign exchange risk by incurring debt in U.S. dollars so that its repayment obligations more closely match its revenue streams.

	2021	2020	2019
AUD:USD
Average	0.7507	0.6879	0.6952
High	0.7955	0.5756	0.6698
Low	0.7002	0.7686	0.7292

Hedging

Woodside’s financial position and performance are affected by changes in crude oil prices and variations in the exchange rates of various currencies (predominately of the Australian dollar to the U.S. dollar) and in U.S. interest rates. Where appropriate, Woodside uses derivative financial instruments such as swaps, options, futures and forward contracts, to hedge its risks associated with commodity prices, interest rates and foreign currency fluctuations.

Currently, Woodside may manage its commodity price risk exposure by hedging up to 50% of oil-linked exposure from produced hydrocarbons to 31 December 2023. In addition, certain derivative financial instruments may be used to hedge pricing risk within Woodsides trading portfolio.

For the year ended 31 December 2021, Woodside:

•	hedged a percentage of its oil-linked exposure, entering into oil swap derivatives settling between 2021 to 2023 in order to achieve a minimum average sales price per barrel.

•

entered into separate Henry Hub (HH) commodity swaps to hedge the purchase leg of the Corpus Christi volumes and separate Title Transfer Facility (“TTF”) commodity swaps to hedge the sales leg of Corpus Christi volumes, effectively protecting against pricing risk for 2022 and 2023. As a result of hedging and term sales, approximately 97% of Corpus Christi volumes in 2022 and 70% in 2023 have hedged pricing risk.

•	entered into TTF commodity swaps to hedge equity LNG cargoes expected to be exposed to winter 2021/2022 natural gas pricing.

•

entered into foreign exchange forward contracts to fix the Australian dollar to U.S. dollar exchange rate in relation to a portion of the Australian dollar denominated capital expenditure expected to be incurred under the Scarborough and Pluto Train 2 developments.

In July 2016, Woodside issued CHF175 million in senior unsecured notes under its Global Medium Term Notes Program. Associated with this issuance, Woodside entered into arrangements with a number of counterparties whereby the CHF proceeds were swapped to U.S. dollars, and the CHF fixed interest coupon payments were swapped to floating rate U.S. dollar obligations based on $ LIBOR.

In January 2020 Woodside entered into a $600 million fully drawn syndicated term facility. Associated with this facility, Woodside entered into arrangements with a number of counterparties whereby the $ floating interest rate was swapped to a fixed $ interest rate over the term of the facility.

Current summary of hedge book

Commodity Hedge Book at 31 January 2022

Oil	BBls Volume (Net Short)
2022	16,950,000
2023	21,840,000
TTF	MMBtu Volume (Net Short)
2022	18,802,504
2023	27,990,000
HH	MMbtu Volume (Net Long)
2022	25,289,665
2023	33,403,002

Interest Rate and Foreign Currency Hedge Book at 31 January 2022

Interest Rate Swap	Notional	Rate
17-Jan-27	$600 million	Receive 3Mth LIBOR
Pay 1.72% Fixed

Cross Currency Swap	Notional	Rate
11-Dec-23	CHF175 million	Receive 1.00% Fixed
Pay 3Mth LIBOR + 2.80%

Foreign Currency Swap	Notional	Average Rate
AUD FX Forwards 2022-2023	A$507 million	0.71
AUD FX Forwards 2024-2025	A$417 million	0.71

More details can be found in the notes to the audited consolidated financial statements of Woodside as at 31 December 2021 and 2020 and for the years ended 31 December 2021, 2020 and 2019, included elsewhere in this prospectus.

Capital and exploration expenditure

Woodside’s capital expenditures vary from year to year depending on the projects that it is undertaking, their stage of development and Woodside’s share of capital expenditures in these projects. However, Woodside’s business does not generally require significant sustaining capital in order to maintain production. In addition, Woodside’s exploration expenditures vary from year to year depending on its strategic priorities and the exploration projects which it undertakes. See the notes to the audited consolidated financial statements of Woodside for the years ended 31 December 2021 and 2020, included elsewhere in this prospectus.

	2021 $m	2020 $m	2019 $m
Capital investment expenditure (excludes exploration capitalized)	2,631	1,901	1,167
Exploration expenditure (excludes prior period expenditure written off and permit acquisition; includes evaluation expense)	96	112	160

Impairments

Woodside participates in a capital-intensive industry and from time to time the value of Woodside’s oil and gas properties, other plant and equipment, and investments may become impaired when, for example, commodity prices decline significantly for long periods of time, Woodside’s reserve estimates are revised downward, or a decision to dispose of an asset leads to a write-down to its fair value. Woodside invests in exploration activities which, if proven to be unsuccessful, could lead to a material impairment of the carrying value of its exploration and evaluation assets.

During 2021, an impairment reversal of $582 million was recognized net of tax. The impairment reversal was a result of additional value generated by the Scarborough and Pluto Train 2 Cash Generating Unit and updated production profiles and improved short term pricing assumptions related to NWS Gas.

During 2020, impairment losses of $5,269 million were recognized on oil and gas properties and exploration and evaluation assets driven by a reduction in oil and gas price assumptions, increased longer-term demand uncertainty and other factors, including increased risk of higher carbon pricing.

Government Regulations

Woodside is exposed to material effects from government regulations. For additional information see the section entitled “Regulatory Information About the Merged Group.”

Restoration Provision

The calculation of restoration provisions is conducted by specialist engineers and requires judgemental assumptions to be made regarding removal date, compliance with environmental legislation and regulations, the extent of restoration activities required (including assets remaining in-situ), the engineering methodology for estimating cost, future removal technologies in determining the removal cost, and liability-specific discount rates to determine the present value of these cash flows. Approval by NOPSEMA, the relevant Australian regulator, for items remaining in-situ will only be provided towards the end of field life and accordingly, at 31 December 2021, there is uncertainty whether NOPSEMA will approve plans for these items to be decommissioned in-situ. These assumptions and estimates are inherently subjective and changes can lead to significant differences in the restoration provision. See the sections entitled “Risk Factors,” “Business and Certain Information About the Merged Group—Decommissioning” and note D.5 to Woodside’s financial statements included elsewhere in this prospectus.

Results of operations

Corporate performance

The following describes Woodside’s financial performance for the years ending 31 December 2021, 2020 and 2019. The table presented below represents an abbreviated summary of Woodside’s Consolidated Income Statement for the years ending 31 December 2021, 2020 and 2019.

	Units	2021	2020	2019
Operating revenue	$m	6,962	3,600	4,873
Costs of production	$m	(713)	(623)	(686)
Oil and gas properties depreciation and amortization	$m	(1,549)	(1,689)	(1,574)
Shipping and direct sales costs	$m	(210)	(111)	(110)
Trading costs	$m	(1,495)	(211)	(249)
Other hydrocarbon costs	$m	(18)	(4)	(108)
Movement in onerous contract provision	$m	140	(347)	—
Gross profit	$m	3,117	615	2,146

Other income	$m	139	31	100
Exploration and evaluation	$m	(322)	(81)	(164)
Other costs	$m	559	(5,736)	(991)
Profit / (loss) before tax and net finance costs	$m	3,493	(5,171)	1,091

Net finance costs	$m	(203)	(269)	(229)
Petroleum resource rent tax (PRRT) (expense)/benefit	$m	(297)	439	31
Tax (expense)/benefit	$m	(957)	1,026	(511)
Profit / (loss) after tax	$m	2,036	(3,975)	382

Operating revenue

Total operating revenue increased $3,362 million, or 93%, to $6,962 million for the year ended 31 December 2021, from $3,600 million for the year ended 31 December 2020, primarily due to increased trading activity and higher average realized prices as a result of the increase in Brent, JKM and lagged JCC prices (increase of $3,161 million) as the combined impacts of strengthening demand from the improvement in the trading environment over the course of 2021 led to an increase in price markers from 2020. Woodside generated full year production of 91.1 MMboe during the year ended 31 December 2021 and delivered sales volumes of 111.6 MMboe (increase of $165 million). In addition, shipping and other revenues increased by $34 million for the year ended 31 December 2021, from $7 million for the year ended 31 December 2020, primarily due to an increase in external shipping sub-chartering.

Total operating revenue decreased $1,273 million, or 26%, to $3,600 million for the year ended 31 December 2020, from $4,873 million for the year ended 31 December 2019, primarily due to lower averaged realized prices as a result of the decrease in Brent, JKM and lagged JCC prices (decrease of $1,929 million) as the combined impacts of the COVID-19 pandemic, oversupply and weakened global demand led to a reduction in price markers for 2020. Woodside generated record full year production of 100.3 MMboe during the year ended 31 December 2020 and delivered record sales volumes of 106.8 MMboe (increase of $573 million), which offset the impact of lower realized prices coupled with higher processing, services, shipping and other revenues (increase of $15 million).

Cost of production

Cost of production increased $90 million, or 14%, to $713 million for the year ended 31 December 2021, from $623 million for the year ended 31 December 2020, primarily due to higher royalties and excise costs (increase of $121 million) due to higher operating revenues. This was offset by lower draw down of Woodside inventories (decrease of $29 million) due to timing of activities on Woodside’s FPSOs.

Cost of production decreased $63 million, or 9%, to $623 million for the year ended 31 December 2020, from $686 million for the year ended 31 December 2019, primarily due to lower royalties and excise costs (decrease of $111 million) as a result of lower operating revenues and lower production costs (decrease of $27 million) which reflected a deferral of some maintenance into 2021 as part of Woodside’s response to COVID-19 partially offset by unexpected COVID-19 management costs. Lower royalties, excise and production costs were offset by an increase in insurance costs (increase of $14 million) and an increase in costs associated with draw down of Woodside’s inventories (increase of $51 million).

Oil and gas properties depreciation and amortization

Oil and gas properties depreciation and amortization decreased $140 million, or 8%, to $1,549 million for the year ended 31 December 2021, from $1,689 million for the year ended 31 December 2020, primarily due to a reduction in asset values following the asset impairments recognized in July 2020 and lower oil production volumes as a result of weather events during 2021.

Oil and gas properties depreciation and amortization increased $115 million, or 7%, to $1,689 million for the year ended 31 December 2020, from $1,574 million for the year ended 31 December 2019, primarily due to reduced turnaround activity and a full year of production from the Ngujima-Yin FPSO following the Greater Enfield Project start-up in August 2019, offset by a reduction in asset values following the asset impairments recognized in July 2020.

Shipping and direct sales costs

Shipping and direct sales costs increased $99 million, or 89%, to $210 million for the year ended 31 December 2021, from $111 million for the year ended 31 December 2020, primarily due to repurchase and cancellation costs incurred on revenue optimization, in addition to higher shipping vessel charter and fuel costs in 2021.

Shipping and direct sales costs remained relatively stable with an increase of $1 million, or 1%, to $111 million for the year ended 31 December 2020, from $110 million for the year ended 31 December 2019.

Trading costs

Trading costs increased $1,284 million, or 609%, to $1,495 million for the year ended 31 December 2021, from $211 million for the year ended 31 December 2020, primarily due to higher average JKM and Dated Brent prices driving higher purchase costs on the LNG cargoes on-sold pursuant to the Pluto Transitional Marketing Arrangements Agreement, an increase in third party trades (2021: 21; 2020: 2) and an increase in Corpus Christi cargoes lifted (2021: 12; 2020: 4).

Trading costs decreased $38 million, or 15%, to $211 million for the year ended 31 December 2020, from $249 million for the year ended 31 December 2019, primarily due to lower trading activity.

Other hydrocarbon costs and other cost of sales

Other hydrocarbon costs and other costs of sales increased $14 million, or 250%, for the year ended 31 December 2021, from $4 million for the year ended 31 December 2020, which was primarily due to mitigation costs for contracted volumes.

Other hydrocarbon costs decreased $104 million, or 96%, to $4 million for the year ended 31 December 2020, from $108 million for the year ended 31 December 2019, which was primarily due to purchase of mitigation cargoes resulting from major turnarounds at Pluto LNG and unplanned outages at Wheatstone in 2019.

Onerous contract provision

A onerous contract provision movement of $140 million was recognized for the year ended 31 December 2021, comprising provisions used of $45 million for cargoes sold and changes in estimates of $95 million. An onerous contract is one in which the unavoidable cost of meeting the obligations under the contract exceeds the expected economic benefit. The unavoidable cost of meeting the obligations is the lower of the net costs of fulfilling the contract or the cost of terminating it.

An onerous contract provision of $447 million was recognized in relation to the Corpus Christi LNG sale and purchase agreement in June 2020. The provision was partially utilized during the period and was reassessed at 31 December 2020 with a further reduction of $59 million to $346 million.

Other income

Other income increased $108 million, or 348%, to $139 million for the year ended 31 December 2021, from $31 million for the year ended 31 December 2020, primarily due to income from Pluto volumes delivered into Wheatstone’s sales commitments (increase of $67 million) and net foreign exchange gains (increase of $44 million).

Other income decreased $69 million, or 69%, to $31 million for the year ended 31 December 2020, from $100 million for the year ended 31 December 2019, primarily due to a reduction in the liability previously recognized on jointly delivered LNG cargoes into Sales and Purchase Agreements under the Wheatstone Lifting Sales Coordination Agreement in 2019.

Exploration and evaluation expenses

Exploration and evaluation expenses increased $241 million, or 298%, to $322 million for the year ended 31 December 2021, from $81 million for the year ended 31 December 2021, primarily due to capitalized costs written off due to Woodside’s decision to withdraw from its interest in Myanmar (increase of $209 million) and the Myanmar unsuccessful drilling campaign in the first half of 2021 (increase of $56 million), offset by reduced exploration activity.

Exploration and evaluation expenses decreased $83 million, or 51%, to $81 million for the year ended 31 December 2020, from $164 million for the year ended 31 December 2019, primarily due to reduced exploration activity.

Other costs

Other costs decreased $6,295 million, or 110%, to $(559) million for the year ended 31 December 2021, from $5,736 million for the year ended 31 December 2020, primarily due to an impairment reversal of $1,058 million on oil and gas properties compared to an impairment loss of $5,269 million for the year ended 31 December 2020.

Other costs increased $4,745 million, or 479%, to $5,736 million for the year ended 31 December 2020, from $991 million for the year ended 31 December 2019, primarily due to pre-tax impairment losses of $5,269 million ($3,923 million post-tax) which were recognized on oil and gas properties and exploration and evaluation assets driven by a reduction in oil and gas price assumptions, increased longer-term demand uncertainty and other factors including increased risk of higher carbon pricing.

Net finance costs

Net finance costs decreased $66 million, or 25%, to $203 million for the year ended 31 December 2021, from $269 million for the year ended 31 December 2020, which reflected a decrease in finance costs

($97 million), as a result of the 2021 U.S. unsecured bond for $700 million being redeemed on 10 February 2021 and interest capitalized against qualifying assets; and a decrease in finance income of $31 million, or 53%, to $27 million for the year ended 31 December 2021, from $58 million for the year ended 31 December 2020, which reflected a reduction in interest from U.S. term deposits driven by lower interest rates and lower balances on deposit.

Net finance costs increased $40 million, or 17%, to $269 million for the year ended 31 December 2020, from $229 million for the year ended 31 December 2019, which reflected an increase in finance costs ($7 million), as a result of a full year of interest on the 2029 bond issued in March 2019 and the Syndicated Facilities drawn down in January 2020, and lower finance income ($33 million), which reflected a reduction in U.S. term deposits driven by lower interest rates.

Petroleum resource rent tax

PRRT expense increased $736 million, or 167%, to $297 million for the year ended 31 December 2021, from a PRRT benefit of $439 million for the year ended 31 December 2020, primarily due to the impact of the impairment reversal and the effect of higher operating revenue.

PRRT benefit increased $408 million, or 1,316%, to $439 million for the year ended 31 December 2020, from $31 million for the year ended 31 December 2019, primarily due to the recognition of impairment losses and the effect of lower revenue.

Tax expense

Total tax expense increased $1,983 million, or 193%, to $957 million for the year ended 31 December 2021, from a tax benefit of $1,026 million for the year ended 31 December 2020, primarily due to higher taxable income from the effect of higher revenue and impairment reversals in 2021, compared to lower revenue and the recognition of impairment losses in 2020.

Total tax benefit increased $1,537 million, or 301%, to $1,026 million for the year ended 31 December 2020, from ($511) million for the year ended 31 December 2019, primarily due to the recognition of impairment losses and the effect of lower revenue.

Volumes, realized prices and operating revenues by product

The following describes movements in Woodside’s operating revenues including a discussion of production volumes, sales volumes and realized prices for the years ending 31 December 2021, 2020 and 2019.

	Units	2021	2020	2019
Production Volumes
LNG	MMboe	70.8	75.1	67.7
Domestic gas	MMboe	2.5	5.3	6.1
Condensate	MMboe	8.7	9.8	9.7
Oil	MMboe	8.6	9.7	5.6
LPG	MMboe	0.5	0.5	0.5
Total production	MMboe	91.1	100.3	89.6

Sales Volumes
LNG	MMboe	91.2	81.2	75.3
Domestic gas	MMboe	2.5	5.3	6.2
Condensate	MMboe	8.7	10.2	9.7
Oil	MMboe	8.5	9.7	5.5
LPG	MMboe	0.7	0.4	0.7
Total sales volumes	MMboe	111.6	106.8	97.4

	Units	2021	2020	2019
Average Realized Prices
LNG	$/boe	58	31	50
Domestic gas	$/boe	17	14	14
Condensate	$/boe	74	40	60
Oil	$/boe	79	44	66
LPG	$/boe	82	44	59
Volume—weighted average	$/boe	60	32	49

Operating Revenues
LNG	$m	5,359	2,519	3,664
Domestic gas	$m	43	73	85
Condensate	$m	643	411	586
Oil	$m	673	432	360
LPG	$m	60	16	44
Other Revenue	$m	184	149	134
Operating Revenues	$m	6,962	3,600	4,873

LNG

Revenue from sales of LNG increased $2,840 million, or 113%, to $5,259 million for the year ended 31 December 2021, from $2,519 million for the year ended 31 December 2020, primarily due to an increase in Woodside’s average realized LNG price to $58 per boe for the year ended 31 December 2021, from $31 per boe for the year ended 31 December 2020, an increase of $27 per boe or 87%, as a result of the continued strong demand for LNG and higher average JKM and JCC on linked sales. This was complemented by Woodside’s LNG sales volume increasing by 10 MMboe, or 12%, to 91.2 MMboe for the year ended 31 December 2021, from 81.2 MMboe for the year ended 31 December 2020, primarily driven by an increase in third party trades.

Revenue from sales of LNG decreased $1,145 million, or 31%, to $2,519 million for the year ended 31 December 2020, from $3,664 million for the year ended 31 December 2019, primarily due to a decrease in Woodside’s average realized LNG price to $31 per boe for the year ended 31 December 2020, from $50 per boe for the year ended 31 December 2019, a decrease of $19 per boe or 38%, as the COVID-19 pandemic and lower demand for global LNG affected benchmark oil and gas prices. This was partially offset by Woodside’s LNG sales volume increasing by 5.9 MMboe, or 7.8%, to 81.2 MMboe for the year ended 31 December 2020, from 75.3 MMboe for the year ended 31 December 2019, primarily driven by improved production and reliability performance at Pluto LNG following the completion of the planned maintenance shutdown in 2019 and at Wheatstone due to production optimization initiatives implemented successfully in 2020.

Domestic gas

Revenue from sales of domestic gas decreased $30 million, or 41%, to $43 million for the year ended 31 December 2021, from $73 million for the year ended 31 December 2020, due to a reduction in domestic gas sales volume which decreased 2.8 MMboe, or 53%, to 2.5 MMboe for the year ended 31 December 2021, from 5.3 MMboe for the year ended 31 December 2020, primarily driven by the expiration of domestic gas contract obligations in June 2020. Woodside’s average realized domestic gas price of $17 per boe for the year ended 31 December 2021, remained comparable to the average realized domestic gas price of $14 per boe for the year ended 31 December 2020.

Revenue from sales of domestic gas decreased $12 million, or 14%, to $73 million for the year ended 31 December 2020, from $85 million for the year ended 31 December 2019, due to a reduction in domestic gas sales volume which decreased 0.8 MMboe, or 13.1%, to 5.3 MMboe for the year ended 31 December 2020, from 6.1 MMboe for the year ended 31 December 2019. primarily driven by the expiration of domestic gas contract obligations. Woodside’s average realized domestic gas price of $14 per boe for the year ended 31 December 2020, remained stable from $14 per boe for the year ended 31 December 2019.

Condensate

Revenue from sales of condensate increased $232 million, or 56%, to $643 million for the year ended 31 December 2021, from $411 million for the year ended 31 December 2020, primarily due to an increase in Woodside’s average realized condensate price to $74 per boe for the year ended 31 December 2021, from $40 per boe for the year ended 31 December 2020, an increase of $34 per boe, or 85%, as a result of higher average dated Brent. This was partially offset by an decrease in Woodside’s condensate sales volume, which decreased by 1.5 MMboe, or 15%, to 8.7 MMboe for the year ended 31 December 2021, from 10.2 MMboe for the year ended 31 December 2010, primarily driven by lower production volumes.

Revenue from sales of condensate decreased $175 million, or 30%, to $411 million for the year ended 31 December 2020, from $586 million for the year ended 31 December 2019, primarily due to a decrease in Woodside’s average realized condensate price to $40 per boe for the year ended 31 December 2020, from $60 per boe for the year ended 31 December 2019, a decrease of $20 per boe or 33%. This was partially offset by an increase in Woodside’s condensate sales volume which increased by 0.5 MMboe, or 5.2%, to 10.2 MMboe for the year ended 31 December 2020, from 9.7 MMboe for the year ended 31 December 2019, primarily driven by improved production and reliability performance at Pluto LNG, following the completion of the planned maintenance shutdown in 2019, and at Wheatstone due to production optimization initiatives implemented successfully in 2020.

Crude oil

Revenue from sales of crude oil increased $241 million, or 56%, to $673 million for the year ended 31 December 2021, from $432 million for the year ended 31 December 2020, due to an increase in average realized crude oil price to $79 per boe for the year ended 31 December 2021, from $44 per boe for the year ended 31 December 2020, an increase of $35 per boe or 80%, as a result of higher Dated Brent prices. This was partially offsest by lower sales volume of 1.2 MMboe, or 12%, to 8.5 MMboe for the year ended 31 December 2021, from 9.7 MMboe for the year ended 31 December 2020. The decrease in crude oil sales volume reflected lower production at Ngujima-Yin due to reduced facility reliability and the impact of weather events.

Revenue from sales of crude oil increased $72 million, or 20%, to $432 million for the year ended 31 December 2020, from $360 million for the year ended 31 December 2019, due to an increase in crude oil sales volume of 4.2 MMboe, or 76.4%, to 9.7 Mboe for the year ended 31 December 2020, from 5.5 MMboe for the year ended 31 December 2019. This increase in crude oil sales volume reflected a full year of production from the Ngujima-Yin FPSO, after the successful completion of the Greater Enfield Project in 2019, partially offset by lower production at the Okha FPSO due to maintenance activities and natural field decline. The increase in crude oil sales volumes was offset by a reduction in Woodside’s average realized crude oil price to $44 per boe for the year ended 31 December 2020, from $66 per boe for the year ended 31 December 2019, a decrease of $22 per boe or 33%.

LPG

Revenue from sales of LPG increased $44 million, or 275%, to $60 million for the year ended 31 December 2021, from $16 million for the year ended 31 December 2020, primarily due to an increase in Woodside’s average realized LPG price to $82 per boe for the year ended 31 December 2021, from $44 per boe for the year ended 31 December 2020, an increase of $38 per boe or 86%. In addition, Woodside’s LPG sales volume increased 0.3 MMboe, or 75%, to 0.7 MMboe for the year ended 31 December 2021, from 0.4 MMboe for the year ended 31 December 2020.

Revenue from sales of LPG decreased $28 million, or 64%, to $16 million for the year ended 31 December 2020, from $44 million for the year ended 31 December 2019, primarily due to a decrease in Woodside’s average realized LPG price to $44 per boe for the year ended 31 December 2020, from $59 per boe for the year ended 31 December 2019, a decrease of $15 or 25%. In addition, Woodside’s LPG sales volume decreased 0.3 MMboe, or 42.9%, to 0.4 MMboe for the year ended 31 December 2020, from 0.7 MMboe for the year ended 31 December 2019, primarily driven by a reduction in production at North West Shelf.

Segment performance

The following describes the performance of Woodside’s business segments for the years ending 31 December 2021, 2020 and 2019.

Woodside has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and in determining the allocation of resources.

Management monitors the performance of the operating results of the segments separately for the purpose of making decisions about resource allocation and performance assessment. The performance of operating segments is evaluated based on profit before tax and net finance costs and is measured in accordance with Woodside’s accounting policies.

Financing requirements, including cash and debt balances, finance income, finance costs and taxes for Woodside and its subsidiaries are managed at a group level.

Operating segments outlined below are identified by management based on the nature and geographical location of the business or venture.

Producing

•	North West Shelf – Exploration, evaluation, development, production and sale of liquefied natural gas, pipeline natural gas, condensate and liquefied petroleum gas in assigned permit areas.

•	Pluto LNG – Exploration, evaluation, development, production and sale of liquefied natural gas, pipeline natural gas and condensate in assigned permit areas.

•	Australia Oil – Exploration, evaluation, development, production and sale of crude oil in assigned permit areas (North West Shelf, Greater Enfield and Vincent).

•	Wheatstone – Exploration, evaluation, development, production and sale of liquefied natural gas, pipeline natural gas and condensate in assigned permit areas.

Development

•	Scarborough – Exploration, evaluation and development of liquified natural gas, pipeline natural gas and condensate in assigned permit areas.

•	Sangomar – Exploration, evaluation and development of crude oil in assigned permit areas.

•	Other Development – This segment comprises exploration, evaluation and development of liquefied natural gas, pipeline natural gas and condensate in the Browse, Kitimat and Sunrise projects.

Other - This segment comprises trading and shipping activities and activities undertaken in other international locations.

Unallocated items – Unallocated items comprise primarily corporate non-segmental items of revenue and expenses and associated assets and liabilities not allocated to operating segments as they are not considered part of the core operations of any segment.

	Units	2021	2020	2019
North West Shelf
Production volume	MMboe	24.7	30.8	32.0
Operating revenue	$m	1,530	976	1,486
Gross profit	$m	964	467	809
Profit / (loss) before tax and net finance costs	$m	1,358	1	806

	Units	2021	2020	2019
Pluto LNG
Production volume	MMboe	44.3	44.6	37.1
Operating revenue	$m	2,794	1,587	2,064
Gross profit	$m	1,474	388	827
Profit / (loss) before tax and net finance costs	$m	2,197	(925)	797
Australia Oil
Production volume	MMboe	8.6	9.7	5.6
Operating revenue	$m	673	432	360
Gross profit	$m	341	15	118
Profit / (loss) before tax and net finance costs	$m	244	(735)	35
Wheatstone
Production volume	MMboe	13.5	15.2	14.4
Operating revenue	$m	772	486	709
Gross profit	$m	407	73	226
Profit / (loss) before tax and net finance costs	$m	356	(1,323)	330
Scarborough
Production volume	MMboe	—	—	—
Operating revenue	$m	—	—	—
Gross profit	$m	—	—	—
Profit / (loss) before tax and net finance costs	$m	—	(6)	—
Sangomar
Production volume	MMboe	—	—	—
Operating revenue	$m	—	—	—
Gross profit	$m	—	—	—
Profit / (loss) before tax and net finance costs	$m	2	(321)	(3)
Other Development
Production volume	MMboe	—	—	—
Operating revenue	$m	—	—	2
Gross profit	$m	—	—	—
Profit / (loss) before tax and net finance costs	$m	(24)	(953)	(725)
Other
Production volume	MMboe	—	—	—
Operating revenue	$m	1,193	119	252
Gross profit	$m	(78)	(337)	158
Profit / (loss) before tax and net finance costs	$m	(441)	(598)	(16)
Unallocated
Production volume	MMboe	—	—	—
Operating revenue	$m	—	—	—
Gross profit	$m	9	9	8
Profit / (loss) before tax and net finance costs	$m	(199)	(311)	(133)

North West Shelf

North West Shelf delivered full-year production of 24.7 MMboe for the year ended 31 December 2021 which represented a 6.1 MMboe decrease from production of 30.8 MMboe in the year ended 31 December 2020 driven by lower production volumes as a result of the expiration of domestic gas contract obligations in June 2020, cessation of the Angel well in October 2020 and a turnaround in June 2021. The decline in production was partially offset by higher realized prices and a increase in operating revenue of $554 million, or 57%, to $1,530 million in the year ended 31 December 2021 from $976 million in the year ended 31 December 2020. Gross profit increased $497 million, or 106%, to $964 million for the year ended 31 December 2021, from $467 million for the year ended 31 December 2020. This was primarily driven by the increase in operating revenue and lower oil and gas properties depreciation and amortization (decrease of $49 million) partially offset by higher costs of production (increase of $118 million). Profit / (loss) before tax and net finance costs increased by $1,357 million, from $1 million for the year ended 31 December 2020 to $1,358 million for the year ended 31 December 2021. This change was primarily driven by an increase in gross profit, impairment reversals of $376 million resulting from updated cost and production profiles and short-term pricing assumptions, and the impairment losses of $454 million recognized at North West Shelf’s oil and gas properties in 2020.

North West Shelf delivered full-year production of 30.8 MMboe for the year ended 31 December 2020 which represented a 4% decrease from production of 32.0 MMboe in the year ended 31 December 2019 driven by a decline in reservoir performance and planned major maintenance at KGP LNG Train 3, partially offset by improved LNG plant reliability of 98.0% compared to 97.0% in 2019. Lower production coupled with a broad-based decline in global energy prices due to the impacts of the COVID-19 pandemic resulted in lower realized prices and a reduction in operating revenue of $510 million, or 34%, to $976 million in the year ended 31 December 2020 from $1,486 million in the year ended 31 December 2019. Gross profit decreased $342 million, or 42%, to $467 million for the year ended 31 December 2020, from $809 million for the year ended 31 December 2019. This was primarily driven by the decrease in operating revenue and partially offset by improved costs of production (decrease of $121 million), lower oil and gas properties depreciation and amortization (decrease of $21 million) and lower other costs of sales (decrease of $26 million). Profit / (loss) before tax and net finance costs decreased by $805 million, from $806 million for the year ended 31 December 2019 to $1 million for the year ended 31 December 2020, a decrease of nearly 100%. This was primarily driven by a decrease in gross profit in addition to impairment losses of $454 million recognized at North West Shelf’s oil and gas properties.

Pluto

Pluto delivered full-year production of 44.3 MMboe for the year ended 31 December 2021, which remained relatively stable compared to production of 44.6 MMboe in the year ended 31 December 2020. Higher realized prices resulted in an increase in revenue of $1,207 million to $2,794 million in the year ended 31 December 2021, a 76% increase from $1,587 million in the year ended 31 December 2020. Gross profit increased $1,086 million, or 280%, to $1,474 million for the year ended 31 December 2021, from $388 million for the year ended 31 December 2020. This was primarily driven by the increase in operating revenue, partially offset by higher other costs of sales (increase of $117 million). Profit / (loss) before tax and net finance costs increased by $3,122 million, from $(925) million for the year ended 31 December 2020 to $2,197 million for the year ended 31 December 2021, an increase of 338%. This change was primarily driven by a increase in gross profit, impairment reversals of $683 million resulting from additional value generated by the Scarborough-Pluto Cash Generating Unit following the final investment decision for Scarborough and Pluto Train 2 in November 2021, and impairment losses of $1,291 million recognized in 2020 at Pluto’s oil and gas properties.

Pluto delivered record full-year production of 44.6 MMboe for the year ended 31 December 2020 which represented a 20% increase from production of 37.1 MMboe in the year ended 31 December 2019 during which production was impacted by Pluto’s first major turnaround. Higher production was offset by a broad-based decline in global energy prices due to the impacts of the COVID-19 pandemic which resulted in lower realized prices and a reduction in revenue of $477 million to $1,587 million in the year ended 31 December 2020, a 23% decrease from $2,064 million in the year ended 31 December 2019. Gross profit decreased $439 million, or 53%, to $388 million for the year ended 31 December 2020, from $827 million for the year ended 31 December 2019. This was primarily driven by the decrease in operating revenue and higher oil and gas properties depreciation and amortization (increase of $67 million) partially offset by improved costs of production (decrease of $17 million) and lower other costs of sales (decrease of $88 million). Profit / (loss) before tax and net finance costs decreased by $1,722 million, from $797 million for the year ended 31 December 2019 to $(925) million for the year ended 31 December 2020, a decrease of 216%. This was primarily driven by a decrease in gross profit in addition to impairment losses of $1,291 million recognized at Pluto’s oil and gas properties in 2020.

Australia Oil

Australia Oil delivered full-year production of 8.6 MMboe for the year ended 31 December 2021, which represented a 11% decrease from production of 9.7 MMboe in the year ended 31 December 2020. This decrease reflected lower production at Ngujima-Yin FPSO due to reduced facility reliability and the impact of weather events, partially offset by an increase in production volumes at Okha FPSO. Higher operating revenues of $673 million, an increase of $241 million, or 46%, from $432 million in the year ended 31 December 2020 were primarily driven by higher realized prices. Gross profit increased $326 million, or 2,173%, to $341 million for the year ended 31 December 2021, from $15 million for the year ended 31 December 2020. This was driven by lower costs of production (decrease of $22 million) and lower depreciation and amortization (decrease of $63 million) for the year ended 31 December 2021. Profit / (loss) before tax and net finance costs increased by $979 million, from $(735) million for the year ended 31 December 2020 to $244 million for the year ended 31 December 2021. This change was primarily driven by a increase in gross profit in 2021 and the impairment losses of $674 million recognized at Ngujima-Yin and Okha’s oil and gas properties in 2020.

Australia Oil delivered full-year production of 9.7 MMboe for the year ended 31 December 2020 which represented a 73% increase from production of 5.6 MMboe in the year ended 31 December 2019. This increase reflected a full year of production from the Ngujima-Yin FPSO, after the successful completion of the Greater Enfield Project in 2019, partially offset by lower production at the Okha FPSO due to maintenance activities and natural field decline. Notwithstanding the decline in global oil prices in 2020, the increase in production led to higher operating revenues of $432 million, an increase of $72 million, or 20%, from $360 million in the year ended 31 December 2019. Woodside temporarily shut-in production from the Cimatti field in 2020, reducing the sulphur content of crude produced at the Ngujima-Yin FPSO. This action delivered increased revenue for the year ended 31 December 2020 by enabling Woodside to capitalize on strong market demand for low sulphur fuel oil. Gross profit decreased $113 million, or 87%, to $15 million for the year ended 31 December 2020, from $118 million for the year ended 31 December 2019. This was driven by higher costs of production (increase of $62 million) in 2020, as re-drilling of a Laverda well to support the Ngujima-Yin FPSO and production optimization and subsea maintenance activities at the Okha FPSO were completed in the third quarter of 2020. In addition, the completion of the Greater Enfield Project in 2019 led to higher oil and gas properties depreciation and amortization (increase of $113 million) as a result of a full year of depreciation for the year ended 31 December 2020. Profit / (loss) before tax and net finance costs decreased by $770 million, from $35 million for the year ended 31 December 2019 to $(735) million for the year ended 31 December 2020, a decrease of 2,200%. This was primarily driven by a decrease in gross profit in addition to impairment losses of $674 million recognized at Ngujima-Yin and Okha’s oil and gas properties in 2020.

Wheatstone

Wheatstone delivered full year production of 13.5 MMboe for the year ended 31 December 2021 which represented a 11% decrease from production of 15.2 MMboe in the year ended 31 December 2020 driven by reliability performance and Train 1 turnaround. Lower production was offset by a broad-based rise in global energy prices which resulted in higher realized prices and an increase in revenue of $286 million to $772 million in the year ended 31 December 2021, a 59% increase from $486 million in the year ended 31 December 2020. Gross profit increased $334 million, or 458%, to $407 million for the year ended 31 December 2021, from $73 million for the year ended 31 December 2020. This was primarily driven by the increase in operating revenue and lower costs of production (decrease of $10 million), lower depreciation and amortization (decrease of $28 million) and lower other costs of sales (decrease of $10 million). Profit / (loss) before tax and net finance costs increased by $1,679 million, from $(1,323) million for the year ended 31 December 2020 to $356 million for the year ended 31 December 2021. This change was primarily driven by a increase in gross profit and the impairment losses recognized on oil and gas properties of $1, 401 million for the year ended 31 December 2020.

Wheatstone delivered full year production of 15.2 MMboe for the year ended 31 December 2020, which represented a 6% increase from production of 14.4 MMboe in the year ended 31 December 2019, driven by strong reliability performance and production optimization. Higher production was offset by a broad-based decline in global energy prices due to the impacts of the COVID-19 pandemic which resulted in lower realized prices and a reduction in revenue of $223 million to $486 million in the year ended 31 December 2020, a 31% decrease from $2,064 million in the year ended 31 December 2019. Gross profit decreased $153 million, or 68%, to $73 million for the year ended 31 December 2020, from $226 million for the year ended 31 December 2019. This was primarily driven by the decrease in operating revenue and higher costs of production (increase of $16 million), as Wheatstone continued its production ramp-up, partially offset by lower oil and gas properties depreciation and amortization (decrease of $44 million) and lower other costs of sales (decrease of $42 million). Profit / (loss) before tax and net finance costs decreased by $1,653 million, from $330 million for the year ended 31 December 2019 to $(1,323) million for the year ended 31 December 2020, a decrease of 501%. This was primarily driven by impairment losses of $1,401 million recognized at Wheatstone’s oil and gas properties in 2020, in addition to a decrease in gross profit.

Scarborough

In 2021, Woodside identified Scarborough as a separate operating segment within development due to the progress and materiality of the project.

Profit / (loss) before tax and net finance costs decreased by $6 million from $(6) million for the year ended 31 December 2020 to $nil for the year ended 31 December 2021. This was primarily driven by $3 million of redundancy costs and $3 million of exchange losses recognized in 2020.

Sangomar

In 2021, Woodside identified Sangomar as a separate operating segments within development due to the progress and materiality of the project.

Profit / (loss) before tax and net finance costs increased by $323 million from $(321) million for the year ended 31 December 2020 to $2 million for the year ended 31 December 2021. This was primarily driven by $321 million of impairment losses recognized in 2020.

Profit / (loss) before tax and net finance costs increased by $318 million from $(3) million for the year ended 31 December 2020 to $(321) million for the year ended 31 December 2020. This was primarily driven by $321 million of impairment losses recognized on Sangomar’s oil and gas properties.

Other Development

Woodside’s Other Development segment relates to non-producing exploration, evaluation and development activities which did not generate any operating revenue or gross profit for the year ended 31 December 2021.

Profit / (loss) before tax and net finance costs increased by $929 million from $(953) million for the year ended 31 December 2020 to $(24) million for the year ended 31 December 2021. This was primarily driven by $977 million of impairment losses recognized for Kitimat and Sunrise in 2020. Additionally, $33 million was incurred in the Other Developments segment for various costs relating to Woodside’s exit from the Kitimat LNG development.

Profit / (loss) before tax and net finance costs decreased by $228 million from $(725) million for the year ended 31 December 2019 to $(953) million for the year ended 31 December 2020. This was primarily driven by $977 million of impairment losses in 2020 recognized on Kitimat LNG’s exploration and evaluation assets (impairment loss of $809 million) and Sunrise’s exploration and evaluation assets (impairment loss of $168 million).

Other

Woodside’s Other segment is comprised primarily of trading and shipping activities undertaken in various international locations. These activities generated operating revenues of $1,193 million for the year ended

31 December 2021, which represented an increase of $1,074 million, or 903%, from $119 million for the year ended 31 December 2020 which reflected greater market opportunities to trade LNG externally and sub-charter Woodside vessels in 2021. Gross loss decreased $259 million, or 77%, to $(78) million for the year ended 31 December 2021, from $(337) million for the year ended 31 December 2020 which was primarily driven by higher third party trades, increase in Corpus Christi cargoes lifted, positive movement in the onerous contract provision and an increase in external shipping sub-chartering, partially offset by higher trading and shipping costs (increase of $1,301 million). Loss before tax and net finance costs decreased by $157 million, from $(598) million for the year ended 31 December 2020 to $(441) million for the year ended 31 December 2021. This was primarily driven by a decrease in gross loss offset by capitalized costs written off due to Woodside’s decision to withdraw from its interest in Myanmar and the Myanmar unsuccessful drilling campaign in the first half of 2021.

Woodside’s Other segment generated operating revenues of $119 million for the year ended 31 December 2020, which represented a decline of $133 million, or 53%, from $252 million for the year ended 31 December 2019 which reflected fewer market opportunities to trade LNG externally and sub-charter Woodside vessels in 2020. Gross profit decreased $495 million, or 313%, to $(337) million for the year ended 31 December 2020, from $158 million for the year ended 31 December 2019 which was primarily driven by the recognition of $347 million of onerous contract provisions in relation to the Corpus Christi LNG sale and purchase agreement and higher trading costs (increase of $24 million). Profit / (loss) before tax and net finance costs decreased by $582 million, from $(16) million for the year ended 31 December 2019 to $(598) million for the year ended 31 December 2020. This was primarily driven by a decrease in gross profit in addition to impairment losses of $151 million recognized at two exploration retention leases (WA-93-R and WA94-R) in 2020.

Unallocated Items

Unallocated items are comprised primarily of corporate non-segmental items not allocated to operating segments. Gross profit of $9 million for the year ended 31 December 2021 is comparable to $9 million for the year ended 31 December 2020. Loss before tax and net finance costs decreased by $112 million, from $(311) million for the year ended 31 December 2020 to $(199) million for the year ended 31 December 2021 which was due to lower general, administrative and other costs, and a fair value gain on a repurchase agreement.

Gross profit of $9 million for the year ended 31 December 2020, represented an increase of $1 million, or 13%, from $8 million for the year ended 31 December 2019. Profit / (loss) before tax and net finance costs decreased by $178 million, from $(133) million for the year ended 31 December 2019 to $(311) million for the year ended 31 December 2020, which was due to higher general, administrative and other costs primarily due to a one-off reconciliation of joint operating costs relating to prior years (increase of $41 million), redundancy costs (increase of $20 million), additional costs incurred as a result of COVID-19 (increase of $17 million), higher foreign exchange losses primarily on Australian dollar denominated lease liabilities (increase of $48 million) and losses on 2020 commodity hedges (increase of $47 million).

Capital resources and liquidity

Woodside’s primary sources of liquidity are (i) cash and cash equivalents, (ii) net cash provided by operating activities, (iii) unused borrowing capacity under its bilateral facilities and syndicated facility, (iv) issuances of debt or equity securities, and (v) other sources, such as sales of non-strategic assets. Details of Woodside’s credit facilities, including total commitments, maturity and interest, and amount outstanding at 31 December 2021, can be found in the section entitled “Description of Certain Indebtedness” and Note C.2 to the audited consolidated financial statements of Woodside as at 31 December 2021 and 2020 and for the years ended 31 December 2021, 2020 and 2019, included elsewhere in this prospectus.

Woodside’s principal ongoing uses of cash are to meet working capital requirements to fund debt obligations and to finance Woodside’s capital expenditures and acquisitions.

Cash flow analysis

The following section describes movements in Woodside’s cash flows for the years ending 31 December 2021, 2020 and 2019.

	Units	2021	2020	2019
Net cash from operating activities	$m	3,792	1,849	3,305
Net cash used in investing activities	$m	(2,941)	(2,112)	(1,238)
Net cash used in financing activities	$m	(1,424)	(203)	317
Net (decrease)/increase in cash	$m	(573)	(466)	2,384

Net cash from operating activities

Net cash from operating activities increased $1,943 million, or 105%, to $3,792 million for the year ended 31 December 2021, from $1,849 million for the year ended 31 December 2020, driven by higher cash generated from operations (increase of $1,875 million), lower borrowing costs relating to operating activities (decrease of $89 million), lower income taxes paid (decrease of $60 million) partially offset by lower interest income received (decrease of $53 million), higher purchases of shares and payments relating to employee share plans (increase of $15 million), and higher payments for restoration relating to Enfield and Echo Yodel (increase of $15 million).

Net cash from operating activities decreased $1,456 million, or 44%, to $1,849 million for the year ended 31 December 2020, from $3,305 million for the year ended 31 December 2019, driven by lower cash generated from operations (decrease of $1,416 million), higher borrowing costs relating to operating activities (increase of $23 million), lower interest income received (decrease of $21 million), higher income taxes paid (increase of $18 million) and higher payments for restoration (increase of $11 million) partially offset by lower purchases of shares and payments relating to employee share plans (decrease of $34 million).

Net cash used in investing activities

Net cash used in investing activities increased $829 million, or 39%, to $2,941 million for the year ended 31 December 2021, from $2,112 million for the year ended 31 December 2020, driven by higher payments for capital and exploration expenditure (increase of $988 million) for Scarborough (which primarily relate to the contingent payment paid on FID) and Sangomar, and higher advances to Petrosen under the loan facility.

Net cash used in investing activities increased $874 million, or 71%, to $2,112 million for the year ended 31 December 2020, from $1,238 million for the year ended 31 December 2019, driven by payments associated with the completion of the acquisition of Cairn’s interest in the RSSD Joint Venture (payment of $527 million) and higher payments for capital and exploration expenditure (increase of $205 million) which primarily relate to the Sangomar development, Julimar-Brunello Phase 2 and the Pyxis hub.

Net cash used in financing activities

Net cash used in financing activities increased $1,221 million, or 601%, to $(1,424) million for the year ended 31 December 2021, from $(203) million for the year ended 31 December 2020, primarily due to higher repayment of borrowings (increase of $700 million), lower proceeds from borrowings raised (decrease of $600 million), and higher lease repayments due to new drilling leases relating to Sangomar (increase of $84 million), partially offset by lower net dividends paid (decrease of $165 million).

Net cash used in financing activities decreased $520 million, or 164%, to $(203) million for the year ended 31 December 2020, from $317 million for the year ended 31 December 2019, primarily due to lower proceeds from borrowings (decrease of $1,100 million), higher lease repayments (increase of $30 million) and higher contributions to non-controlling interests (increase of $34 million) partially offset by lower dividends paid (decrease of $608 million) and higher net proceeds from share issuance (increase of $23 million).

Capital expenditures

Woodside’s capital expenditures vary from year to year depending on the projects that it is undertaking, their stage of development and Woodside’s share of capital expenditures in these projects. In addition, Woodside’s exploration expenditures vary from year to year depending on its strategic priorities and the exploration projects which it undertakes.

Woodside’s 2022 investment expenditure guidance is $3,800—$4,200 million. This excludes the benefit of Global Infrastructure Partners’ additional contribution of approximately $822 million for Pluto Train 2 and excludes any impact from the proposed merger with BHP Petroleum. The key development projects contributing to this expenditure are Scarborough, Pluto Train 2 and Sangomar. The other key expenditure is the base business which includes Pyxis, Pluto LNG, NWS Project, Wheatstone, Australia Oil and Corporate.

Refer to Note B.1 to the audited consolidated financial statements of Woodside as at 31 December 2021 and 2020 and for the years ended 31 December 2021, 2020 and 2019, included elsewhere in this prospectus, for a breakdown of historic capital expenditure. For an overview of principal capital expenditures and divestitures currently in progress, see the section entitled “Business and Certain Information About Woodside—Projects and Growth Options.” Funding for future capital commitments will be sourced from cash flow from operating activities, existing cash liquidity and external financing.

Off-balance sheet arrangements

Woodside has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Woodside’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Dividends

In 2019, 2020 and 2021, Woodside paid and proposed dividends in the amounts and on the dates set out below:

	2021 $m	2020 $m	2019 $m
(a) Dividends paid during the financial year
Prior year final dividend $0.12 per share, paid on 24 March 2021 (2020: $0.55, paid on 20 March 2020; 2019: $0.91, paid on 20 March 2019)	115	518	852

Current year interim dividend $0.30 per share, paid on 24 September 2021 ($0.26, paid on 18 September 2020; 2019: $0.36, paid on 20 September 2019)	289	248	337

	404	766	1,189

(b) Dividend declared subsequent to the reporting period (not recorded as a liability)
Final dividend $1.05 per share (2020: $0.12; 2019: $0.55)	1,018	115	518

(c) Other information
Current year dividends per share (US cents)	135	38	91

The final dividend of $1.05 per share (2020: $0.12 per share; 2019: $0.55 per share) is based on the underlying net profit after tax for the reporting year, representing a payout ratio of approximately 80% of underlying net profit after tax. Underlying net profit after tax is the net profit after tax (profit/(loss) attributable to equity holders of the parent) adjusted for significant and other non-recurring items.

The Woodside Board has the responsibility for approving dividends. Woodside’s dividend policy aims to pay a minimum of 50% of net profit after tax, excluding non-recurring items, in dividends. The net profit after tax basis helps preserve cash and protect the balance sheet in periods of low commodity pricing. The Woodside Board’s dividend payout ratio target is between 50% to 80% of net profit after tax, excluding non-recurring items, subject to market conditions and investment requirements. Woodside maintains the flexibility to consider opportunities to provide additional returns to shareholders through special dividends and share buy-backs in periods of excess cash generation.

Generally, Woodside pays dividends to its shareholders semi-annually, once in March or April (final dividend) and again in September or October (interim dividend) of each year. Woodside maintains a dividend reinvestment plan that, if utilized by the Woodside Board, provides Woodside Shareholders with the option of reinvesting all or part of their dividends in additional shares rather than taking cash dividends.

The dividend reinvestment plan remains active, allowing eligible Woodside Shareholders to reinvest their dividends directly into Woodside Shares at a 1.5% discount.

Liquidity

As of 31 December 2021, Woodside ended the period with liquidity of $6,125 million which consisted of $3,025 million cash and $3,100 million in committed undrawn loan facilities.

Non-GAAP Financial Measures

Certain parts of this prospectus contain financial measures that have not been prepared in accordance with IFRS and are not recognized measures of financial performance or liquidity under IFRS. In addition to the financial information contained in this prospectus presented in accordance with IFRS, certain “non-GAAP financial measures” (as defined in Item 10(e) of Regulation S-K under the Securities Act) have been included in this prospectus.

Woodside believes that the “non-GAAP financial measures” it presents provide a useful means through which to examine the underlying performance of its business. These measures, however, should not be considered to be an indication of, or alternative to, corresponding measures of gross profit, net profit, cash flows from operating activities, interest bearing liabilities, or other figures determined in accordance with IFRS. In addition, such measures may not be comparable to similar measures presented by other companies. These measures include:

•	EBIT, which is calculated as profit before income tax, Petroleum Resource Rent Tax (“PRRT”) and net finance costs;

•	Underlying EBITDA, which is calculated as profit before income tax, PRRT, net finance costs, depreciation and amortization and impairment;

•	Gearing, which is calculated as Net debt (as defined below) divided by the sum of Net debt and equity attributable to equity holders of the relevant entity, expressed as a percentage;

•	Net debt, which is total debt and lease liabilities less cash and cash equivalents;

•

Adjusted Operating Cash Flow, which is calculated as net cash from operating activities excluding any financing costs (interest received, dividends received and borrowing costs relating to operating activities), plus payments for restoration and less payments for exploration expenditure; and

•	Unlevered Free Cash Flow, which is calculated as Adjusted Operating Cash Flow minus payments for restoration and minus payments for capital expenditures.

Undue reliance should not be placed on the non-GAAP financial measures contained in this prospectus, and the non-GAAP financial measures should not be considered in isolation or as a substitute for financial measures computed in accordance with IFRS. Although certain of these data have been extracted or derived from Woodside’s consolidated or combined financial statements (as applicable), these data have not been audited or reviewed by Woodside’s independent auditors. You are urged to read carefully this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Woodside” and Woodside’s consolidated financial statements and related notes thereto.

A reconciliation of EBIT, Underlying EBITDA, Net debt, Gearing, Adjusted Operating Cash Flow and Unlevered Free Cash Flow to Woodside’s financial statements are presented below:

	2021	2020	2019
EBIT and Underlying EBITDA Reconciliation
Profit/(loss) after tax	2,036	(3,975)	382
Add back: Income tax expense/(benefit)	957	(1,026)	511
Add back: Petroleum resource rent tax (PRRT) expense/(benefit)	297	(439)	(31)
Profit/(loss) before tax	3,290	(5,440)	862
Add back: Finance costs	230	327	320
Less: Finance income	(27)	(58)	(91)
EBIT	3,493	(5,171)	1,091
Add back: Depreciation & amortization	1,690	1,824	1,703
Add back: Impairment	(1,048)	5,269	737
Underlying EBITDA	4,135	1,922	3,531

Net Debt
Current Interest Bearing Liabilities	277	776	77
Current Lease Liabilities	191	94	69
Non-Current Interest Bearing Liabilities	5,153	5,438	5,602
Non-Current Lease Liabilities	1,176	1,184	1,101
Less: Cash and cash equivalents	(3,025)	(3,604)	(4,058)
Net Debt	3,772	3,888	2,791

Gearing
Equity attributable to equity holders	13,443	12,075	16,617
Net Debt plus Equity attributable to equity holders	17,215	15,963	19,408
Gearing	21.9%	24.4%	14.4%

Adjusted operating cash flows
Net cash from operating activities	3,792	1,849	3,305
Less: Interest received	(11)	(64)	(85)
Less: Dividends received	(6)	(4)	(5)
Less: Payments for exploration expenditure	(283)	(310)	(461)
Add back: Borrowing costs relating to operating activities	91	180	157
Add back: Payments for restoration	38	23	12
Adjusted operating cash flows	3,621	1,674	2,923
Unlevered Free Cash Flow Reconciliation
Adjusted operating cash flows	3,621	1,674	2,923
Less: Payments for restoration	(38)	(23)	(12)
Less: Payments for capital expenditure	(2,123)	(1,108)	(752)
Unlevered Free Cash Flow	1,460	543	2,159

Maturity profile of interest-bearing liabilities

Woodside’s debt maturity profile as of 31 December 2021 is illustrated below. The debt maturities below are based on contractual agreements as of 31 December 2021. All undrawn facilities are committed facilities. See the section entitled “Description of Certain Indebtedness” for more information regarding Woodside’s debt facilities.

Critical accounting estimates and policies

Woodside’s discussion and analysis of its financial condition and results of operations are based upon the audited consolidated financial statements of Woodside included elsewhere in this prospectus, which have been prepared in accordance with IFRS. The preparation of these financial statements requires management to make informed estimates and judgments that affect the reported amounts of assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period. Changes in facts and circumstances may result in revised estimates, and actual results may differ from these estimates.

The critical accounting policies presented below are of particular importance to the portrayal of Woodside’s financial position and results of operations and require the application of judgment by Woodside’s management. These critical accounting policies are described in more detail in the notes to the audited consolidated financial statements of Woodside.

Revenue from contracts to customers

Judgement is required to determine the point at which the customer obtains control of hydrocarbons and to determine if it is probable that a significant reversal will occur in relation to revenue recognized during open pricing periods in LNG contracts. Progress of performance obligations for LNG processing services revenue recognized over time is estimated using the output method which most accurately measures the progress towards satisfaction of the performance obligation of the services provided.

Deferred tax asset recognition

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized. The tax rates and laws used to determine the amount are based on those that have been enacted or substantially enacted by the end of the reporting period. Income taxes relating to items recognized directly in equity are recognized in equity.

Deferred tax assets relating to Australian tax losses have been recognized for carry forward unused tax losses and credits. Woodside has determined that it is probable that sufficient future taxable income will be available to utilize those losses and credits.

Deferred tax assets relating to unused foreign tax losses have not been recognized on the basis that it is not probable that the assets will be utilized based on current planned activities in those regions.

The recoverability of PRRT deferred tax assets is primarily assessed with regard to future oil price assumptions. The PRRT deferred tax asset is recognized on the basis that it is probable that future taxable profits will be available to utilize the deductible expenditure.

Area of interest

Expenditure on exploration and evaluation is accounted for in accordance with the area of interest method. Woodside’s application of the accounting policy is closely aligned to the U.S. GAAP-based successful efforts method. Typically, an area of interest (AOI) is defined by Woodside as an individual geographical area whereby the presence of hydrocarbons is considered favorable or proved to exist. Woodside applies judgement to recognize and maintain an Area of interest.

Reserves

The estimation of reserves requires significant management judgement and interpretation of complex geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs, and their anticipated recoveries.

Estimates of oil and natural gas reserves are used to calculate depreciation and amortization charges for the Woodside’s oil and gas properties. Judgement is used in determining the reserve base applied to each asset. Typically, late life oil assets use proved reserves.

Estimates are reviewed at least annually or when there are changes in the economic circumstances impacting specific assets or asset groups. These changes may impact depreciation, asset carrying values, restoration provisions and deferred tax balances. If reserves estimates are revised downwards, earnings could be affected by higher depreciation expense or an immediate write-down of the asset’s carrying value.

Impairments

In determining the recoverable amounts of exploration and evaluation assets, the market comparison approach using adjusted market multiples (fair value hierarchy Level 3) has been utilized to determine the fair value less costs to dispose.

In determining the recoverable amount of cash generating units, estimates are made regarding the present value of future cash flows when determining the value in use. These estimates require significant management judgement and are subject to risk and uncertainty, and hence changes in economic conditions can also affect the assumptions used and the rates used to discount future cash flow estimates.

Estimates are made in the following areas:

•	Resource estimates;

•	Inflation rate;

•	Foreign exchange rates;

•	Discount rates;

•	Climate risk impacts, including a long-term Australian carbon price applicable to Australian emissions that exceed facility-specific baselines in accordance with Australian regulations;

•	LNG price; and

•	Brent oil prices.

Restoration

Woodside estimates the future remediation and removal costs of offshore oil and gas platforms, production facilities, wells and pipelines at different stages of the development and construction of assets or facilities. In many instances, removal of assets occurs many years into the future.

The restoration obligation requires management to make assumptions regarding removal date, environmental legislation and regulations, the extent of restoration activities required, the engineering methodology for estimating cost, future removal technologies in determining the removal cost, and liability-specific discount rates to determine the present value of these cash flows.

Onerous Contracts

The onerous contract provision assessment requires management to make certain estimates regarding the unavoidable costs and the expected economic benefits from the contract. These estimates require significant management judgement and are subject to risk and uncertainty, and hence changes in economic conditions can affect the assumptions. Estimates used to determine the present value of the provisions include discount rates and LNG pricing which is based on oil and gas price markers.

Leases

Judgement is required to:

•	assess whether a contract is or contains a lease at inception;

•	assessing the term of the lease and whether to include optional extension and termination periods;

•

determine Woodside’s rights and obligations for lease contracts within joint operations, to assess; whether lease liabilities are recognized gross (100%) or in proportion to Woodside’s participating interest in the joint operation; and

•	determine the discount rate.

Accounting for interests in other entities

Judgement is required to determine the relevant activities of a project and in assessing the level of control obtained in a transaction to acquire an interest in another entity.

Quantitative and qualitative disclosures about market risk

In the normal course of business, Woodside is exposed to commodity price, foreign currency exchange rate and interest rate risks that could impact Woodside’s financial position and results of operations. Woodside’s risk management strategy with respect to these market risks may include the use of derivative financial instruments. Woodside uses derivative contracts to manage commodity price volatility, foreign exchange rate volatility on capital expenditure plans and interest rate exposure on financing activities.

Actual gains and losses in the future may differ materially from the sensitivity analyses based on changes in the timing and amount of commodity price, foreign currency exchange rate and interest rate movements and Woodside’s actual exposures and derivatives in place at the time of the change, as well as the effectiveness of the derivative to hedge the related exposure.

Commodity price risk management

Woodside’s revenue is exposed to commodity price fluctuations through the sale of hydrocarbons. Commodity price risks are measured by monitoring and stress testing Woodside’s forecasted financial position to sustained periods of low oil and gas prices. This analysis is regularly performed on Woodside’s portfolio and, as required, for discrete projects and transactions. For 2022, the expected impact on Profit/(loss) after tax is $18 million for a $1 movement in the Brent oil price. See the sections entitled “Risk Factors—The Merged Group will be exposed to risks resulting from fluctuations in LNG market conditions or the price of crude oil, which can be volatile. Any material or sustained decline in LNG or crude oil prices, or change in buyer preferences, could have a material adverse effect on the Merged Group’s results” and “Risk Factors—The Merged Group may be exposed to commodity and currency hedging.”

Foreign exchange rate risk management

Foreign exchange risk arises from future commitments, financial assets and financial liabilities that are not denominated in U.S. dollars. The majority of Woodside’s revenue is denominated in U.S. dollars. Woodside is exposed to foreign currency risk arising from operating and capital expenditure incurred in currencies other than U.S. dollars, particularly Australian dollars.

Measuring the exposure to foreign exchange risk is achieved by regularly monitoring and performing sensitivity analysis on Woodside’s financial position.

A reasonably possible change in the exchange rate of the U.S. dollar to the Australian dollar (+12%/-12%), with all other variables held constant, would not have a material impact on Woodside’s equity or the profit or loss in the current period. Refer to the notes to the audited consolidated financial statements of Woodside included elsewhere in this prospectus, for details of the denominations of cash and cash equivalents, interest-bearing liabilities, receivables, payables and lease liabilities held at 31 December 2020 and 2021.

Interest rate risk

Interest rate risk is the risk that Woodside’s financial position will fluctuate due to changes in market interest rates.

Woodside’s exposure to the risk of changes in market interest rates relates primarily to financial instruments with floating interest rates including long-term debt obligations, cash and short-term deposits. Woodside manages its interest rate risk by maintaining an appropriate mix of fixed and floating rate debt. Woodside holds cross-currency interest rate swaps to hedge the foreign exchange risk, and interest rate risk of the CHF denominated medium term note. Woodside also holds interest rate swaps to hedge the interest rate risk associated with the $600 million syndicated facility.

Woodside was exposed to various benchmark interest rates that were not designated in cash flow hedges, on cash and cash equivalents (2021: $2,962 million; 2020: $3,527 million), on interest-bearing liabilities (2021: $367 million; 2020: $450 million) (excluding transaction costs) and on cross-currency interest rate swaps (2021: $9 million; 2020: $15 million).

A reasonably possible change in the USD London Interbank Offered Rate (LIBOR) (2021: +1%/-1%; 2020: +0.5%/-0.5%), with all variables held constant, would not have a material impact on Woodside’s equity or the income statement in the current period.

Woodside is closely monitoring the market and the output from the various industry working groups managing the transition to new benchmark interest rates. Woodside is assessing the implications of the Interbank Offered Rates (IBOR) reform across Woodside and will manage and execute the transition from current benchmark rates to alternative benchmark rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BHP PETROLEUM

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of BHP Petroleum is a review of the operations and current financial position for the half year ended 31 December 2021 and for the fiscal years ended 30 June 2021, 2020 and 2019 which is prepared in accordance with IFRS. The information in this report should be read in conjunction with the audited and unaudited combined carve-out financial statements of the BHP Petroleum assets (referred to in this Management’s Discussion and Analysis as “BHP Petroleum”) included elsewhere in this prospectus.

Basis of Presentation

In August 2021, BHP and Woodside entered into the Merger Commitment Deed to combine their respective oil and gas portfolios through an all-stock merger. On 22 November 2021, Woodside and BHP publicly announced that they had entered into the Share Sale Agreement under which, and subject to the terms and conditions therein, Woodside (or a nominee) will acquire all of the ordinary shares in BHP Petroleum International Pty Ltd, a wholly owned subsidiary of BHP that will hold the oil and gas assets of BHP in exchange for the issuance of New Woodside Shares and the Completion Payment (subject to adjustment).

The financial information of the BHP Petroleum assets included in this prospectus has been extracted on a “carve-out” basis from the accounting records of BHP for the purposes of presenting the combined financial position, combined results of operations and combined cash flows of BHP Petroleum. The BHP Petroleum assets are hereinafter referred to as “BHP Petroleum” and, unless context otherwise requires, its subsidiaries, after giving effect to the Restructure, exclude the following entities: BHP BK Limited, BHP Billiton Petroleum Great Britain Limited, BHP Mineral Resources Inc., BHP Copper Inc., Resolution Copper Mining LLC, BHP Resolution Holdings LLC and BHP Capital Inc. BHP Petroleum’s unaudited combined financial statements as of and for the half year ended 31 December 2021, BHP Petroleum’s audited combined financial statements as of 30 June 2021 and 2020 and for the fiscal years ended 30 June 2021 and 2020 and BHP Petroleum’s unaudited combined financial statements as of and for the fiscal year ended 30 June 2019, included in this prospectus (collectively, the “BHP Petroleum Combined Financial Statements”), are presented in U.S. dollars. Consistent with applicable reporting rules, the BHP Petroleum non-statutory half-year financial information as of and for the half year ended 31 December 2021 and the BHP Petroleum financial information as of and for the fiscal year ended 30 June 2019 is unaudited.

In September 2018, BHP Petroleum completed the sale of 100% of the issued share capital of BHP Billiton Petroleum (Arkansas) Inc. and 100% of the membership interest in BHP Billiton Petroleum (Fayetteville) LLC, which held the Fayetteville assets. On 31 October 2018, BHP Petroleum completed the sale of 100% of the issued share capital of Petrohawk Energy Corporation, the subsidiary which held the Eagle Ford (being Black Hawk and Hawkville), Haynesville and Permian assets, for a gross cash consideration of $10.3 billion (net of preliminary customary completion adjustments of $0.2 billion). As a result, BHP Petroleum has reclassified the Onshore U.S. asset results to discontinued operations for the fiscal year ended 30 June 2019 and recorded a loss of $335 million in discontinued operations.

BOE Disclosure

A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, disclosures in respect of a BOE should not be read in isolation.

Impact of Coronavirus Disease 2019 (COVID-19) Pandemic

BHP Petroleum continues to actively monitor the impact of the COVID-19 pandemic, including the impact on economic activity and financial reporting. During the period, BHP Petroleum continued to experience lower volumes at certain of BHP Petroleum’s operated assets and to incur incremental directly attributable costs, including those associated with the increased provision of health and hygiene services, the impacts of maintaining social distancing requirements and demurrage and other standby charges related to delays caused by COVID-19.

As the pandemic continues to evolve, with the extent and timing of impacts varying across BHP Petroleum’s key operating locations, it remains difficult to predict the full extent and duration of resulting operational and economic impacts for BHP Petroleum. This uncertainty impacts judgements made by BHP Petroleum, including those relating to assessing the collectability of receivables and determining the recoverable values of BHP Petroleum’s non-current assets. Given the uncertainty associated with the pandemic, management assesses the appropriate financial treatment and disclosure of COVID-19 impacts each reporting period.

The ongoing uncertainty has also been considered in BHP Petroleum’s assessment of the appropriateness of adopting the going concern basis of preparation of the BHP Petroleum Combined Financial Statements. In assessing the appropriateness of the going concern assumption over the going concern period, management has stress tested BHP Petroleum’s most recent financial projections to incorporate a range of potential future outcomes by considering BHP Petroleum’s principal risks. BHP Petroleum’s financial forecasts, including downside commodity price and production scenarios, demonstrate that BHP Petroleum believes that it has sufficient financial resources to meet its obligations as they fall due throughout the going concern period. As such, the BHP Petroleum Combined Financial Statements continue to be prepared on the going concern basis.

Business Overview, Strategy and Key Performance Drivers

Business Environment

BHP Petroleum’s assets comprise of conventional oil and gas assets located in the U.S. GOM, Australia, T&T, Algeria and Mexico, and appraisal and exploration options in T&T, central and western U.S. GOM, Eastern Canada, Barbados and Egypt. The crude oil and condensate, gas and NGLs produced by BHP Petroleum’s assets are sold on the international spot market or domestic market.

BHP Petroleum’s financial results are significantly influenced by fluctuations in commodity prices, and production volumes.

Half year ended 31 December 2021

The following table depicts BHP Petroleum’s average realized prices and total petroleum production for the half year ended 31 December 2021 and 2020:

Half year ended 31 December	Unaudited 2021 $M	Unaudited 2020 $M
Total petroleum production (MMboe)	53	50
Average realized prices
Oil (crude and condensate) ($/bbl)	73.62	41.24
Natural gas ($/Mscf)	5.78	3.83
Liquefied natural gas ($/Mscf)	15.10	4.45

Trends in each of the major markets during the half year ended 31 December 2021 and 2020 are outlined below.

Crude oil

BHP Petroleum’s average realized sales price for crude oil for the half year ended 31 December 2021 was $73.62 per barrel (31 December 2020: $41.24 per barrel). Crude oil prices traded in an approximate range of $65-

85/bbl (Brent) during the half year ended 31 December 2021. BHP Petroleum believes that further gains after the period end are possible given its constructive view of demand tailwinds. However, future developments in price are also expected to rely in large part on the rate at which currently curtailed supply returns, which is highly uncertain. Looking beyond this phase, BHP Petroleum’s bottom-up analysis of demand, allied to systematic field decline rates, points to a long run structural supply-demand gap. Considerable investment in conventional oil is going to be required to fill that gap and maintain market balance. If that investment is not forthcoming in a timely way, the impact on oil prices is uncertain, including the possibility of material increases in oil prices.

Liquefied natural gas (LNG)

BHP Petroleum’s average realized sales price for LNG for the half year ended 31 December 2021 was $15.10 per Mcf (31 December 2020: $4.45 per Mcf). The JKM price for LNG has been extremely elevated, with all-time high spot pricing achieved in the lead-up to the northern hemisphere winter. Longer term, assets advantaged by their proximity to existing infrastructure or customers, or both, in addition to competitive emissions intensities, are expected to be attractive.

Impact of changes to commodity prices

The prices BHP Petroleum obtains for its products are a key driver of value for BHP Petroleum. Fluctuations in these commodity prices affect BHP Petroleum’s results, including cash flows and asset values. The estimated impact of changes in commodity prices for the half year ended 31 December 2021 on BHP Petroleum’s key financial measures is set out below. The sensitivity calculations are performed independently and show the effect of changing one variable while holding all other variables constant.

For the half year ended 31 December 2021 (Unaudited)	Impact on profit after taxation ($M)	Impact on Underlying EBITDA ($M)(1)
$1/bbl on oil price	14	21
US¢0.10/Mcf on natural gas price	8	12
US¢1/Mcf on LNG price	3	5
$1/bbl on NGL price	3	4

(1)

Underlying EBITDA is a non-GAAP financial measure. See “Disclaimer and Important Notices—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BHP Petroleum—Financial Results—Half year ended 31 December 2021 and 2020—Underlying EBITDA.”

Production

Total petroleum production for the half year ended 31 December 2021 increased by 5% to 53 MMboe from the half year ended 31 December 2020.

Crude oil, condensate and NGL production increased by 13% to 25 MMboe, reflecting the additional 28% working interest acquired in Shenzi in November 2020, increased volumes from Ruby following first production in May 2021, and absence of impacts from weather events in the U.S. GOM in comparison to the prior period, partially offset by natural field decline across the portfolio.

Natural gas production decreased by 1% to 169 bcf, reflecting decreased production at North West Shelf and natural field decline across the portfolio, partially offset by increased volumes from Ruby and higher demand for gas at Bass Strait.

BHP Petroleum costs

BHP Petroleum unit costs are calculated as a ratio of net costs of the assets to the equity share of production and BHP Petroleum believes they provide a consistent benchmark relative to volumes, that is in line with external market comparisons. This is a calculation based on costs directly associated with production (i.e. production cost base).

BHP Petroleum unit costs exclude:

•	freight, as BHP Petroleum believes doing so provides a similar basis of comparison to its peer group;

•

exploration, development and evaluation expense, as these costs do not represent its cost performance in relation to current production and BHP Petroleum believes it provides a similar basis of comparison to its peer group; and

•	other costs that do not represent underlying cost performance of BHP Petroleum.

BHP Petroleum unit costs for the half year ended 31 December 2021 increased by 2% to $10.51 per barrel of oil equivalent from the half year ended 31 December 2020 due to increased price-linked costs and increased maintenance and integrity activities in T&T. The calculation of petroleum unit costs for the half year ended 31 December 2021 and 2020 is set out in the table below.

For the half year ended 31 December	Unaudited 2021 $M	Unaudited 2020 $M
Expenses excluding finance costs (1)	1,761	1,816
Less:
Depreciation and amortization expense	1,047	890
Net impairments	210	61
Exploration and evaluation and expenditure incurred and expensed in the period	112	181
Development and evaluation	79	106
Freight (post-port)	46	22
Other non-producing costs (2)	(290)	41

Net costs (3)	557	515

Production (MMboe, equity share)	53	50

Cost per BOE (US$)	10.51	10.30

(1)

Expenses excluding finance costs for the half year ended 31 December 2021 and 2020 has been derived from BHP Petroleum’s unaudited Combined Financial Statements for the half year ended 31 December 2021.

(2)	Other non-producing costs includes over/underlifts, inventory movements, foreign exchange, third-party costs and the impact from revaluation of embedded derivatives in the T&T gas contract.
(3)

Net costs is a non-GAAP financial measure and is reconciled to the nearest respective IFRS measure, Expenses excluding finance costs. The measure and reconciliation above is for the half year ended 31 December 2021 and the comparative period and derived from BHP Petroleum’s unaudited Combined Financial Statements.

Fiscal years ended 30 June 2021, 2020 and 2019

The following table depicts BHP Petroleum’s average realized prices and total petroleum production for the fiscal years ended 30 June 2021, 2020 and 2019:

For the fiscal year ended 30 June	2021 $M	2020 $M	Unaudited 2019 $M
Total petroleum production (MMboe)	103	109	121
Average realized prices
Oil (crude and condensate) ($/bbl)	52.56	49.53	66.59
Natural gas ($/Mscf)	4.34	4.04	4.55
Liquefied natural gas ($/Mscf)	5.63	7.26	9.43

Trends in each of the major markets for the fiscal years ended 30 June 2021, 2020 and 2019 are outlined below.

Crude oil

BHP Petroleum’s average realized sales price for crude oil for FY2021 was $52.56 per barrel (FY2020: $49.53 per barrel). Brent crude oil prices steadily increased through FY2021, rising from around $40/bbl at the beginning of FY2021 to around $75/bbl at the close. A recovery in business activity and mobility as economies reduced COVID-19 controls has supported oil demand. Supply side curtailments from OPEC+ and capital restraint from U.S. operators supported oil inventories to rebalance globally.

BHP Petroleum’s average realized sales price for crude oil for FY2020 was $49.53 per barrel (FY2019: $66.59 per barrel). Crude oil prices dropped significantly in the second half of FY2020 due to a brief OPEC+ price war in March 2020 and COVID-19, with Brent falling below $20/bbl in April 2020 at the height of the global lockdowns and peak demand destruction. The prices partially recovered in FY2020 mainly due to swift output cuts from OPEC+ and a partial recovery in mobility. Very large storage builds flipped to draws in late May 2020, which allowed benchmark prices to move up to approximately $40/bbl.

Liquefied natural gas (LNG)

BHP Petroleum’s average realized sales price for LNG for FY2021 was $5.63 per Mcf (FY2020: $7.26 per Mcf). The JKM price for LNG performed strongly in FY2021, hitting an all-time high in January 2021 supported by cold weather, recovery in China, high European gas prices, unplanned outages and less incremental supply coming online.

BHP Petroleum’s average realized sales price for LNG for FY2020 was $7.26 per Mcf (FY2019: $9.43 per Mcf). The JKM price for LNG performed poorly in FY2020, reflecting a deepening oversupply situation. JKM hit an all-time low in April 2020 as a slowdown in Asian demand growth due to warm weather and COVID-19 and large increments of new supply coming online weighed on the market.

Impact of changes to commodity prices

The estimated impact of changes in commodity prices for the fiscal year ended 30 June 2021 on BHP Petroleum’s key financial measures is set out below. The sensitivity calculations are performed independently and show the effect of changing one variable while holding all other variables constant.

For the fiscal year ended 30 June 2021	Impact on profit after taxation ($M)	Impact on Underlying EBITDA ($M)(1)
$1/bbl on oil price	24	35
US¢0.10/Mcf on natural gas price	15	23
US¢1/Mcf on LNG price	8	12
$1/bbl on NGL price	4	7

(1)

Underlying EBITDA is a non-GAAP financial measure. See “Disclaimer and Important Notices—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BHP Petroleum—Financial Results—Year ended 30 June 2021, 2020 and 2019—Underlying EBITDA.”

Production

Total petroleum production for FY2021 decreased by 6% to 103 MMboe from FY2020.

Crude oil, condensate and NGL production decreased by 6% to 46 MMboe due to natural field decline across the portfolio, a highly active hurricane season in the U.S. GOM in the first half of the fiscal year and downtime at Atlantis, with tie-in activity in the first half of the year and unplanned downtime in the March 2021 quarter. These impacts were partially offset by the earlier than scheduled achievement of first production from the Atlantis Phase 3 project in July 2020 and the additional working interest acquired in Shenzi, completed on 6 November 2020.

Natural gas production decreased by 5% to 341 bcf, reflecting planned shutdowns at Angostura related to the Ruby tie-in, lower gas demand at Bass Strait and natural field decline across the portfolio. The decrease was partially offset by improved reliability at Bass Strait and higher domestic gas sales at Macedon.

Total production for FY2020 decreased by 10% to 109 MMboe from FY2019.

Crude oil, condensate and NGL production decreased by 11% to 49 MMboe due to the impacts of Tropical Storm Barry in the U.S. GOM, Tropical Cyclone Damien at BHP Petroleum’s North West Shelf operations, maintenance at Atlantis and natural field decline across the portfolio. Weaker market conditions, including impacts from COVID-19, also contributed to lower volumes in the June 2020 quarter. This decline was partially offset by higher uptime at Pyrenees following the 70-day dry dock maintenance program during the prior year.

Natural gas production decreased by 9% to 360 bcf, reflecting a decrease in both production and tax barrels (in accordance with the terms of BHP Petroleum’s Production Sharing Contract) due to weaker market conditions in T&T, impacts of maintenance and Tropical Cyclone Damien at North West Shelf and natural field decline across the portfolio.

BHP Petroleum costs

BHP Petroleum unit costs for FY2021 increased by 11% to $10.83 per barrel of oil equivalent from FY2020 due to lower volumes and unfavorable exchange rate movements, partially offset by a reduction in price-linked costs. The calculation of petroleum unit costs for the fiscal years ended 30 June 2021, 2020 and 2019 is set out in the table below. For further information regarding the calculation of BHP Petroleum unit costs, see “—Half year ended 31 December 2021 and 2020—BHP Petroleum costs” above.

For the fiscal year ended 30 June	2021 $M	2020 $M	Unaudited 2019 $M
Expenses excluding finance costs (1)	3,799	3,390	3,510
Less:
Depreciation and amortization expense	1,840	1,457	1,560
Net impairments	127	11	21
Exploration and evaluation and expenditure incurred and expensed in the period	296	395	388
Development and evaluation	196	166	46
Freight (post-port)	81	83	118
Other non-producing costs (2)	144	216	102

Net costs (3)	1,115	1,062	1,275

Production (MMboe, equity share)	103	109	121

Cost per Boe (US$)	10.83	9.74	10.54

(1)

Expenses excluding finance costs for FY2021 and FY2020 has been derived from BHP Petroleum’s audited Combined Financial Statements for the years ending 30 June 2021 and 2020. Expenses excluding finance costs for FY2019 has been derived from BHP Petroleum’s unaudited Combined Financial Statements for the year ending 30 June 2019.

(2)

Other non-producing costs includes over/underlifts, inventory movements, foreign exchange, provision for onerous lease contracts, third-party costs and the impact from revaluation of embedded derivatives in the T&T gas contract.

(3)

Net costs is a non-GAAP financial measure and is reconciled to the nearest respective IFRS measure, Expenses excluding finance costs. The measure and reconciliation above is for the fiscal year ended 30 June 2021 and comparative periods are unaudited and have been derived from BHP Petroleum’s Combined Financial Statements.

Financial results

Half year ended 31 December 2021 and 2020

The following table provides more information on the profit/loss from operations and Underlying EBITDA of BHP Petroleum, including a reconciliation between Underlying EBITDA and the nearest IFRS measure, for the half year ended 31 December 2021 and 2020. The measures and reconciliations below are included in this section for the half year ended 31 December 2021 and comparative period are unaudited and have been derived from the BHP Petroleum Combined Financial Statements.

Half year ended 31 December	Unaudited 2021 $M	Unaudited 2020 $M
Profit/(loss) from operations	1,608	(199)
Depreciation and amortization expense	1,047	890
Net impairments	210	61
Other	5	7
Underlying EBITDA(1)	2,870	759

(1)

Underlying EBITDA is a non-GAAP financial measure. See “Disclaimer and Important Notices—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BHP Petroleum—Financial Results—Half year ended 31 December 2021 and 2020—Underlying EBITDA.”

Profit/(loss) from operations

Profit from operations in the half year ended 31 December 2021 increased by $1,754 million to $1,608 million from the half year ended 31 December 2020. This is primarily driven by an increase in average realized sales prices of crude oil, natural gas and LNG, coupled with an increase in volumes. This increase is partially offset by an impairment charge of $210 million against property, plant and equipment, relating to the Ruby operations in offshore T&T, in the half year ended 31 December 2021. The impairment reflects revisions to estimated reserves resulting from technical analysis of well drilling results and performance following project completion in December 2021.

Underlying EBITDA

Underlying EBITDA is used to help assess current operational profitability, excluding the impacts of sunk costs (i.e. depreciation from initial investment). It is a measure that management uses internally to assess the performance of BHP Petroleum. Underlying EBITDA is a non-GAAP financial measure. See the section entitled “Disclaimer and Important Notices—Non-GAAP Financial Measures.”

Underlying EBITDA in the half year ended 31 December 2021 increased by $2,111 million to $2,870 million, or 278% from the half year ended 31 December 2020. Price impacts, net of price-linked costs, increased Underlying EBITDA by $1,767 million due to higher average realized crude oil, natural gas and LNG prices. Volume impacts increased underlying EBITDA by $170 million due to higher gas demand at Bass Strait, increased volumes from Ruby following first production in May 2021 and the absence of impacts from weather events in the U.S. GOM. Additionally, Underlying EBITDA improved due to the recognition of a $104 million gain attributable to the Final Investment Decision (FID) of the Scarborough LNG Project pursuant to the 2016 divestment of BHP Petroleum’s 25% Scarborough Joint Venture interest to Woodside (payable upon FID which was announced in November 2021). Controllable cash costs had a favorable impact of $52 million due to increased maintenance and integrity activities in T&T and the impact of expensing the Wasabi-1 well, more than offset by the impact from expensing the Broadside-1 well and seismic costs in the U.S. GOM and T&T in the prior period.

Fiscal years ended 30 June 2021, 2020 and 2019

The following table provides more information on the revenue and expenses of BHP Petroleum for the fiscal years ended 30 June 2021, 2020 and 2019:

Fiscal year ended 30 June	2021 $M	2020 $M	Unaudited 2019 $M
Combined Income Statement
Continuing operations
Revenue	3,909	3,997	5,867
Other income	130	57	32
Expenses excluding net finance costs	(3,799)	(3,390)	(3,510)
Loss from equity accounted investments	(6)	(4)	(2)
Profit from operations	234	660	2,387
Financial expenses	(464)	(660)	(1,001)
Financial income	56	304	364
Net finance costs	(408)	(356)	(637)
Profit/(loss) before taxation	(174)	304	1,750
Income tax expense	(211)	(400)	(925)
Royalty-related taxation (net of income tax benefit)	24	(82)	(164)
Total taxation expense	(187)	(482)	(1,089)
Profit/(loss) after taxation from Continuing operations	(361)	(178)	661
Discontinued operations
Loss after taxation from Discontinued operations	—	—	(335)
Profit/(loss) after taxation from Continuing and Discontinued operations	(361)	(178)	326
Attributable to non-controlling interests	—	—	7
Attributable to BHP shareholders	(361)	(178)	319
Other financial information
Underlying EBITDA(1)	2,238	2,164	4,061

(1)

Underlying EBITDA is a non-GAAP financial measure. For calculation methodologies and reconciliations to the nearest GAAP financial measures, see the sections entitled “Disclaimer and Important Notices—Non-GAAP Financial Measures” and “—Underlying EBITDA” below.

Revenue

Revenue of $3,909 million in FY2021 decreased by $88 million, or 2%, from FY2020. This decrease was primarily attributable to decreased production due to natural field decline and weather downtime in the U.S. GOM offset by higher average realized prices for crude oil and natural gas.

Revenue of $3,997 million in FY2020 decreased by $1,870 million, or 32%, from FY2019. This decrease was primarily attributable to lower average realized prices for crude oil, LNG and natural gas and decreased production volume due to natural field decline, decreased tax barrels at T&T and weaker market conditions.

Other Income

Other income of $130 million in FY2021 increased by $73 million, or 128%, from FY2020. This increase was primarily attributable to gain on the divestment of BHP Petroleum’s 35% interest in the U.S. GOM Neptune field in May 2021.

Other income of $57 million in FY2020 increased by $25 million, or 78%, from FY2019. This increase was primarily attributable to dividend income.

Total expenses excluding net finance costs

Total expenses excluding net finance costs of $3,799 million in FY2021 increased by $409 million, or 12%, from FY2020. This includes an increase of $383 million depreciation and amortization expenses following a decrease in estimated remaining reserves at Bass Strait due to underperformance of the reservoir and a $97 million net impairment relating to write-offs of previously capitalized exploration and evaluations costs.

Total expenses excluding net finance costs of $3,390 million in FY2020 decreased by $120 million, or 3%, from FY2019. This includes a decrease of $103 million depreciation and amortization expenses due to lower production.

Net finance costs

Net finance costs of $408 million in FY2021 increased by $52 million, or 15%, from FY2020. This was primarily attributable to decreased finance income related to lower related party loan balances.

Net finance costs of $356 million in FY2020 decreased by $281 million, or 44%, from FY2019. This was primarily attributable to the repayment of related party debt and reduced interest rates.

Taxation expense

Total taxation expense of $187 million in FY2021 decreased by $295 million, or 61%, from FY2020. The decrease was primarily driven by lower profits.

Total taxation expense of $482 million in FY2020 decreased by $607 million, or 56%, from FY2019. The decrease was primarily driven by lower profits.

Underlying EBITDA

Underlying EBITDA is used to help assess current operational profitability, excluding the impacts of sunk costs (i.e. depreciation from initial investment). It is a measure that management uses internally to assess the performance of BHP Petroleum. Underlying EBITDA is a non-GAAP financial measure. See the section entitled “Disclaimer and Important Notices—Non-GAAP Financial Measures.”

Underlying EBITDA in FY2021 increased by $74 million to $2,238 million, or 3% from FY2020. Price impacts, net of price-linked costs, increased Underlying EBITDA by $257 million due to higher average realized crude oil and natural gas prices. The increase was partially offset by lower production of $157 million due to natural field decline, unfavorable impacts from a highly active hurricane season in the U.S. GOM and lower gas demand at Bass Strait, partially offset by the acquisition of the additional 28% working interest in Shenzi.

Underlying EBITDA in FY2020 decreased by $1,897 million to $2,164 million, or 47% from FY2019. Price impacts, net of price-linked costs, decreased Underlying EBITDA by $1,133 million due to lower average realized crude oil and natural gas prices. Lower production volume of $588 million also unfavorably impacted Underlying EBITDA driven by natural field decline, weaker market conditions due to excess global supply, impacts from Tropical Cyclone Barry and Tropical Cyclone Damien and planned maintenance at Atlantis. Increased controllable cash costs of $30 million and cessation of operations at Minerva and the sale of BHP Petroleum’s interests in the Bruce and Keith oil and gas fields in the prior period of $76 million also unfavorably impacted Underlying EBITDA. Exchange rates decreased Underlying EBITDA $34 million.

The following table provides a reconciliation between Underlying EBITDA and the nearest respective IFRS measure. The measures and reconciliations below are included in this section for the fiscal year ended 30 June 2021 and comparative periods are unaudited and have been derived from the BHP Petroleum Combined Financial Statements.

Fiscal year ended 30 June	2021 $M	2020 $M	Unaudited 2019 $M
Profit from operations (1)	234	660	2,387

Depreciation and amortization expense	1,840	1,457	1,560
Net impairments	127	11	21
Other	37	36	93

Underlying EBITDA	2,238	2,164	4,061

(1)

Profit from operations FY2021 and FY2020 has been derived from BHP Petroleum’s audited combined financial statements for the fiscal years ending 30 June 2021 and 2020. Profit from operations FY2019 has been derived from BHP Petroleum’s unaudited combined financial statements for the fiscal year ending 30 June 2019.

Cash flows

Half year ended 31 December 2021 and 2020

Net operating cash flows of $1,388 million (31 December 2020: $106 million) reflects higher revenues due to an increase in average realized sales prices of crude oil, natural gas and LNG, coupled with an increase in volumes, partially offset by unfavorable working capital impacts and increased taxes paid during the period.

Fiscal years ended 30 June 2021, 2020 and 2019

The following table provides a summary of the Combined Cash Flow Statement for the fiscal years ended 30 June 2021, 2020 and 2019:

Fiscal year ended 30 June	2021 $M	2020 $M	Unaudited 2019 $M
Net operating cash flows from Continuing operations	1,060	585	2,347
Net operating cash flows from Discontinued operations	—	—	474

Net operating cash flows	1,060	585	2,821

Net investing cash flows from Continuing operations	(1,520)	(1,033)	(944)
Net investing cash flows from Discontinued operations	—	—	(443)

Net investing cash flows	(1,520)	(1,033)	(1,387)

Net financing cash flows from Continuing operations	910	(607)	(10,544)
Net financing cash flows from Discontinued operations	—	—	(13)

Net financing cash flows	910	(607)	(10,557)

Net increase/(decrease) in cash and cash equivalents from Continuing operations	450	(1,055)	(9,141)
Net increase/(decrease) in cash and cash equivalents from Discontinued operations	—	—	18
Proceeds from divestment of Onshore US, net of its cash	—	—	10,427
Cash and cash equivalents, net of overdrafts at the beginning of the financial year	325	1,381	77
Foreign currency exchange rate changes on cash and cash equivalents	1	(1)	—

Cash and cash equivalents, net of overdrafts at the end of the financial year	776	325	1,381

Net operating cash inflows of $1,060 million in FY2021 increased by $475 million from FY2020. This reflects higher revenues due to an increase in prices coupled with a decrease in taxes paid.

Net operating cash inflows of $585 million in FY2020 decreased by $2,236 million from FY2019. This is primarily due to the divestment of Onshore U.S. and reduced revenue driven by lower prices and volumes in FY20 from continued operations.

Net investing cash outflows of $1,520 million in FY2021 increased by $487 million from FY2020. This reflects the investment in an additional 28% working interest in Shenzi of $480 million, increasing BHP Petroleum’s share from 44% to 72%.

Net investing cash outflows of $1,033 million in FY2020 decreased by $354 million from FY2019. This primarily relates to the $443 million divestment of BHP Petroleum’s Onshore U.S. assets in FY2019.

Net financing cash inflows of $910 million in FY2021 increased by $1,517 million. This reflects a decrease in intercompany finance receivables used to pay down external debt.

Net financing cash outflows of $607 million in FY2020 decreased by $9,950 million from FY2019. This relates to a decrease in finance expenses relating to long-term debt repayment and lower interest rates.

Other Information

Drilling

The number of wells in the process of drilling and/or completion as of 30 June 2021 was as follows:

	Exploratory wells		Development wells		Total
	Gross	Net (1)	Gross	Net (1)	Gross	Net (1)
Australia	—	—	—	—	—	—
United States	—	—	27	9	27	9
Other (2)	—	—	5	3	5	3

Total	—	—	32	12	32	12

(1)	Represents BHP Petroleum’s share of the gross well count.
(2)	Other is comprised of T&T.

Liquidity and capital resources

BHP Petroleum’s policies on debt and liquidity management have the following objectives:

•	a strong balance sheet through the cycle; and

•	maintain borrowings and excess cash predominantly in U.S. dollars.

Funding Sources

To meet BHP Petroleum’s short and long-term liquidity requirements, BHP Petroleum relies primarily on cash generated from operating activities and debt financing from BHP.

At 31 December 2021, BHP Petroleum had cash and cash equivalents of $992 million (30 June 2021: $776 million) and payables to BHP of $10,347 million (30 June 2021: $10,347 million). At 30 June 2020 and 30 June 2019, BHP Petroleum had cash and cash equivalents of $325 million and $1,398 million, respectively, and payables to BHP of $14,340 million and $17,340 million, respectively.

BHP Petroleum fulfills its cash management and financing needs through cash from operations and borrowings from BHP, including long-term debt agreements to finance its projects. No new debt was issued in the half year ended 31 December 2021 or FY2021. These actions enhanced BHP Petroleum’s capital structure and extended BHP Petroleum’s average debt maturity.

BHP borrowing facilities are not subject to financial covenants. Certain specific financing facilities in relation to specific assets are the subject of financial covenants that vary from facility to facility, as is considered normal for such facilities.

Management believes cash generated by operating activities, along with available borrowing capacity, will be sufficient to support BHP Petroleum’s operations for the foreseeable future, as well as short and long-term liquidity requirements.

At 31 December 2021, BHP Petroleum had net amounts payable to BHP of $1,700 million. Under the terms of the Share Sale Agreement, intra-group funding arrangements are required to be repaid or otherwise eliminated. BHP Petroleum expects to settle intercompany balances with BHP either as a capital injection or loan forgiveness neither of which will involve an outflow of cash in order to satisfy the terms of the Share Sale Agreement. At 31 December 2021, BHP Petroleum does not have any remaining long-term debt obligations.

Capital Requirements

BHP Petroleum’s net share of capital development expenditure in the half year ended 31 December 2021, which is presented on a cash basis within this section, was $556 million. While the majority of the expenditure for the half year ended 31 December 2021 was incurred at its operated Australian, U.S. GOM, and T&T assets, capital expenditure was also incurred by its operating partners at BHP Petroleum’s U.S. GOM and Australian non-operated assets. BHP Petroleum’s commitments for capital expenditure were $2,064 million as at 31 December 2021.

On 22 November 2021, BHP Petroleum announced the approval of $1.5 billion in capital expenditure for development of the Scarborough LNG Project located in the North Carnarvon Basin, Western Australia. The approved capital expenditure represents BHP Petroleum’s 26.5% participating interest in Phase 1 of the upstream development. Final Investment Decisions have also been made by Woodside and the Scarborough Joint Venture accounted for at the time of FID.

BHP Petroleum’s net share of exploration expenditure in the half year ended 31 December 2021, presented on a cash basis within this section, was $243 million, of which $131 million was capitalised. The expenditure is primarily made up of drilling activity in T&T and U.S. GOM.

For leases as at 31 December 2021, BHP Petroleum has current and long term obligations of $257 million.

BHP Petroleum’s net share of capital development expenditure in FY2021, which is presented on a cash basis within this section, was $994 million. While the majority of the expenditure in FY2021 was incurred by operating partners at BHP Petroleum’s Australian and U.S. GOM non-operated assets, BHP Petroleum also incurred capital expenditure at its operated Australian, U.S. GOM, and T&T assets.

Contingent Liabilities

A contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by occurrence or non-occurrence of one or more uncertain future events not wholly within the control of BHP Petroleum. A contingent liability may also be a present obligation arising from past events but is not recognized on the basis that an outflow of economic resources to settle the obligation is not viewed as probable, or the amount of the obligation cannot be reliably measured. The timing and resolution of potential economic outflow relating to BHP Petroleum’s contingent liabilities is uncertain. BHP Petroleum’s total contingent liabilities for subsidiaries and joint operations as at 31 December 2021 is $774 million.

Uncertain Tax Matters

BHP Petroleum operates across many tax jurisdictions. Application of tax law can be complex and requires judgement to assess risk and estimate outcomes. The evaluation of tax risks considers both amended assessments received and potential sources of challenge from tax authorities. The status of proceedings for these matters will impact the ability to determine the potential exposure and, in some cases, it may not be possible to determine a range of possible outcomes or a reliable estimate of the potential exposure.

Tax and royalty matters with uncertain outcomes arise in the normal course of business and occur due to changes in tax law, changes in interpretation of tax law, periodic challenges and disagreements with tax authorities and legal proceedings.

Delivery commitments

BHP Petroleum has delivery commitments of natural gas and LNG of approximately 1,070 million Mcf through 2031 and Crude commitments of 8 million barrels through 2024. BHP Petroleum has sufficient proven reserves and production capacity to fulfil these delivery commitments.

BHP Petroleum has obligation commitments of $33 million for contracted capacity on transportation pipelines and gathering systems through 2025, on which BHP Petroleum is the shipper. The agreements have annual escalation clauses.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires use of estimates, as well as management’s judgments and assumptions regarding matters that are subjective, uncertain or involve a high degree of complexity, all of which affect the results of operations and financial condition for the periods presented. BHP Petroleum believes the following accounting policy is critical to the BHP Petroleum Combined Financial Statements and may involve a higher degree of estimates, judgments and complexity.

Closure and rehabilitation provisions

BHP Petroleum incurs obligations to rehabilitate sites and associated facilities at the end of or, in some cases, during the course of production. BHP Petroleum’s largest provisions relate to the cost of removing all unwanted infrastructure associated with an operation and the return of disturbed areas to a safe, stable, productive and self-sustaining condition, consistent with the agreed end land use. The fair value of these obligations are recorded as a liability on a discounted basis. The corresponding cost is capitalized as an asset in the case of operating sites (representing part of the cost of acquiring the future economic benefits of the operation) and reflected as a charge to the income statement for closed sites.

Determining the closure and rehabilitation provision is a complex area requiring significant judgement and estimates, particularly given the timing and long timescale of cash flows, extent of costs associated with future rehabilitation activities, legislative requirements in the applicable jurisdiction, changes to the regulatory environment and the applicable discount rates used.

Reserves

Reserves are estimates of the amount of product that can be demonstrated to be able to be economically and legally extracted from BHP Petroleum’s properties. In order to estimate reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity prices and exchange rates.

Estimating the quantity and/or quality of reserves requires the size, shape and depth or oil and gas reservoirs to be determined by analyzing geological data, such as drilling samples and geophysical survey interpretations. Economic assumptions used to estimate reserves change from period to period as additional technical and operational data is generated. This process may require complex and difficult geological judgements to interpret the data.

Reserve impact on financial reporting

Estimates of reserves may change from period to period as the economic assumptions used to estimate reserves change and additional geological data is generated during the course of operations. Changes in reserves may affect BHP Petroleum’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated future production levels;

•

depreciation, depletion and amortization charged in the income statement may change where such charges are determined on the units of production basis or where the useful economic lives of assets change;

•	closure and rehabilitation provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and

•	the carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Property, Plant and Equipment

Depreciation

The depreciation method and rates applied to specific assets reflect the pattern in which the asset’s benefits are expected to be used by BHP Petroleum. The proved reserves for petroleum assets are used to determine units of production depreciation unless doing so results in depreciation charges that do not reflect the asset’s useful life. Where this occurs, alternative approaches to determining reserves are applied, such as using management’s expectations of future oil and gas prices rather than yearly average prices to provide a phasing of periodic depreciation charges that better reflects the asset’s expected useful life.

Exploration and evaluation

Exploration and evaluation expenditure results in certain items of expenditure being capitalized for an area of interest where a judgement is made that it is likely to be recoverable by future exploitation or sale, or where the activities are judged not to have reached a stage that permits a reasonable assessment of the existence of reserves.

Management makes certain estimates and assumptions as to future events and circumstances, in particular when making a quantitative assessment of whether an economically viable extraction operation can be established. These estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure under the policy, new information suggests that recovery of the expenditure is unlikely, the relevant capitalized amount is charged to the income statement.

Impairments

Assessment of indicators of impairment or impairment reversal requires significant management judgement. Indicators of impairment may include changes in BHP Petroleum’s operating and economic assumptions, including those arising from changes in reserves, updates to the commodity supply, demand and price forecasts, or the possible additional impacts from emerging risks such as those related to climate change and the transition to a lower carbon economy and pandemics similar to COVID-19.

The most significant estimates impacting BHP Petroleum’s recoverable amount determinations include but are not limited to:

•	Commodity prices;

•	Future production volumes;

•	Operating costs and capital expenditures; and

•	Selection of appropriate discount rates.

Deferred Tax

Judgement is required to determine the amount of deferred tax assets that are recognized based on the likely timing and the level of future taxable profits. Judgement is applied in recognizing deferred tax liabilities arising from temporary differences in investments.

BHP Petroleum assesses the recoverability of recognized and unrecognized deferred taxes, on a consistent basis. Estimates and assumptions relating to projected earnings and cash flows as applied in BHP Petroleum’s impairment process are used for operating assets.

Future Accounting Pronouncements

A number of accounting standards and interpretations, have been issued and will be applicable in future periods. While these remain subject to ongoing assessment, no significant impacts have been identified to date. These standards have not been applied in the preparation of the BHP Petroleum Combined Financial Statements.

EXECUTIVE COMPENSATION

Woodside’s Key Management Personnel

This section outlines the compensation arrangements in place for Woodside Directors and members of Woodside’s Executive Committee that are “Key Management Personnel” (“KMPs”), under Australian law (“Senior Executives”) that will serve as Directors or Senior Executives of the Merged Group after closing of the Merger. Woodside’s KMPs are the people who have the authority to shape and influence Woodside’s strategic direction and performance through their actions, either collectively (in the case of the Woodside Board) or as individuals acting under delegated authorities (in the case of the Senior Executives). The Senior Executives are also executive officers for purposes of U.S. securities regulations. The names and positions of the individuals who will be KMPs after the closing of the Merger are listed below.

Minimum Shareholding Requirements (“MSR”) Policy

The MSR policy requires Senior Executives to have acquired and maintained Woodside Shares for a minimum total purchase price of at least 100% of their fixed remuneration after a period of five years and, in the case of the CEO, a minimum of 200% of fixed remuneration.

Non-Executive Directors are required to have acquired shares for a total purchase price of at least 100% of their pre-tax annual fee after five years on the Woodside Board. The Non-Executive Directors may utilize the Non-Executive Directors’ Share Plan (“NEDSP”) to acquire the Woodside Shares on market at market value. As the Woodside Shares are acquired with net fees the Woodside Shares in the NEDSP are not subject to any forfeiture conditions.

Woodside Directors’ and Senior Executives’ Shares

As of 31 December 2021, the Woodside Shares held by the Woodside Directors and Senior Executives (all of which are held beneficially unless otherwise stated) are as follows. This includes Woodside Shares that are awarded to Senior Executives as the deferred component of their short-term award or as a part of their VAR (as defined below) (the “Restricted Shares”), which are set out below. While the Restricted Shares remain subject to forfeiture until vesting, the holder has the right to vote the Restricted Shares from grant.

Name	Number of Woodside Shares	Percentage of existing total issued share capital of Woodside (%)(1)	Expected percentage of total issued share capital of the Merged Group following Implementation of the Merger (%)(1)
Executive Director
Meg O’Neill (CEO)(4)	229,652	*	*
Non-Executive Directors
Richard Goyder, AO	23,634	*	*
Larry Archibald	11,977	*	*
Frank Cooper, AO	13,450	*	*
Swee Chen Goh	12,786	*	*
Ian Macfarlane	10,329	*	*
Christopher Haynes, OBE	14,598	*	*
Ann Pickard	14,206	*	*
Gene Tilbrook	7,949	*	*
Sarah Ryan	11,910	*	*
Ben Wyatt	—	—	—
Other Senior Executives
Graham Tiver(2)	—	—	—
Fiona Hick(5)	49,512	*	*
Shiva McMahon(3)	—	—	—

*	Less than 0.1%
(1)	Based 969,631,826 Existing Woodside Shares outstanding which is the number of issued and fully paid Woodside Shares as of 30 November 2021.
(2)

Mr. Tiver was appointed as Chief Financial Officer and Executive Vice President of Woodside and commenced employment on 1 February 2022. Mr. Tiver did not own any Woodside Shares as of 31 December 2021.

(3)	Ms. McMahon’s appointment as a Senior Executive will only take effect from Implementation. Ms. McMahon did not own any Woodside Shares as of 31 December 2021.
(4)	Includes 96,286 Restricted Shares.
(5)	Includes 42,470 Restricted Shares.

Details of outstanding incentive awards granted to the CEO and other Senior Executives are set out in the section entitled “—Executive Incentive Scheme.”

Senior Executives’ Remuneration

Remuneration Policy

Woodside aims to deliver affordable energy solutions and superior outcomes to stakeholders. To do so, Woodside must be able to attract and retain talented executives in a globally competitive market. The Woodside Board structures remuneration so that it rewards performance, is valued by executives, and is strongly aligned with Woodside’s corporate governance framework, strategic direction and the creation of value for all stakeholders through efficient and safe operations and the development of new, value-creating projects.

Senior Executives—Service Agreements

Each Senior Executive has entered into a service agreement. The below table summarizes the key contractual provisions of these agreements.

	Employing Company	Contract date	Contract duration	Termination notice period- Company(1)	Termination notice period executive(2)
Executive Director
Meg O’Neill (CEO)	Woodside Energy Ltd	1 November 2021	Unlimited	6 months	6 months
Other Senior Executives
Graham Tiver(3)	Woodside Energy Ltd	14 December 2022	Unlimited	6 months	6 months
Fiona Hick	Woodside Energy Ltd	1 June 2016	Unlimited	6 months	3 months
Shiva McMahon(4)	Woodside Energy Ltd	5 February 2022	Unlimited	6 months	3 months

(1)

Woodside may choose to terminate the contract immediately by making a payment in lieu of notice equal to the fixed remuneration the Senior Executive would have received during the “Company Notice Period.” In the event of termination with cause such as for serious misconduct, a serious or persistent breach of contract by the Senior Executive or conviction of a criminal offense, the Senior Executive is not entitled to this termination payment. Any payments made in the event of a termination of an executive contract will be consistent with the Corporations Act.

(2)

On termination of employment, the Senior Executive will be entitled to the payment of any fixed remuneration calculated up to the termination date, any leave entitlement accrued at the termination date and any payment or award permitted under the EIS (as defined below) and Equity Award Rules (as defined below). The Senior Executives are restrained from certain activities for specified periods after termination of their employment in order to protect Woodside’s interests.

(3)	Mr. Tiver was appointed as Chief Financial Officer and Executive Vice President of Woodside, effective as of his commencement of employment with Woodside on 1 February 2022.
(4)	Ms. McMahon’s appointment as a Senior Executive will only take effect from Implementation.

Remuneration Policy

Woodside’s remuneration structure for the CEO and other Senior Executives is comprised of two components: Fixed Annual Reward (“FAR”) and Variable Annual Reward (“VAR”).

FAR is an executive’s fixed annual base salary paid in cash, which is determined by the Woodside Board with regard to the scope of the executive’s role and their level of knowledge, skills and experience.

VAR is comprised of (i) an executive’s variable annual award paid in cash, (ii) Restricted Shares and (iii) rights to receive Woodside Shares or, in the Woodside Board’s discretion, cash equivalents (“Performance Rights”), each of which is awarded under the Executive Incentive Scheme (“EIS”). VAR is structured to reward the Senior Executives for achieving challenging yet realistic targets set by the Woodside Board which deliver short-term and long-term growth for Woodside. VAR aligns shareholder and executive remuneration outcomes by ensuring a significant portion of executive remuneration is at risk, while rewarding performance.

Executive remuneration is reviewed annually, having regard to the accountabilities, experience and performance of the individual. FAR and VAR are compared against domestic and international competitors at target, to maintain Woodside’s competitive advantage in attracting and retaining talent and to ensure appropriate motivation is provided to executives to deliver on Woodside’s strategic objectives. The tables below provide a summary of the key terms and conditions of FAR and VAR.

Fixed Annual Reward	Variable Annual Reward

•   Based upon the scope of the executive’s role and their individual level of knowledge, skill and experience.

•   Benchmarked for competitiveness against domestic and international peers to enable Woodside to attract and retain superior executive capability.

•   Executives are eligible to receive a single variable reward linked to challenging individual and company annual targets set by the Woodside Board.

•   12.5% of the variable reward is paid in cash.

•   27.5% is allocated in Restricted Shares, subject to a three-year deferral period.

•   30% is allocated in Restricted Shares, subject to a five-year deferral period.

•   30% is allocated in Performance Rights which are subject to a relative total shareholder return (“RTSR”) test five years after the date of grant; with one-third tested against a comparator group that comprises the ASX 50 index and the remaining two-thirds against a group of international oil and gas companies determined by the Woodside Board.

The key VAR features are summarized below:

Allocation methodology	Restricted Shares and Performance Rights are allocated using a face value allocation methodology. The number of Restricted Shares and Performance Rights is calculated by dividing the value by the volume weighted average price in December each year.

Dividends	Executives are entitled to receive dividends on Restricted Shares. No dividends are paid on Performance Rights prior to vesting. For Performance Rights that do vest, a dividend equivalent payment will be paid by Woodside for the period between allocation and vesting.

Clawback provisions	The Woodside Board has the discretion to reduce unvested entitlements including where an executive has acted fraudulently or dishonestly or is found to be in material breach of their obligations; there is a material misstatement or omission in the financial statements; or the Woodside Board determines that circumstances have occurred that have resulted in an unfair benefit to the executive.

Control event	The Woodside Board has the discretion to determine the treatment of any EIS award on a change of control event. If a change of control occurs during the 12-month performance period, an executive will receive at least a pro rata cash payment in respect of the unallocated cash and Restricted Share components of the EIS award for that year, assessed at target. If a change of control occurs during the vesting period for equity awards, Restricted Shares will vest in full while Performance Rights may, in the discretion of the Woodside Board, vest on an at least pro rata basis.

Cessation of employment

During a performance period, should an executive provide notice of resignation or be terminated for cause, no EIS award will be awarded. In any other case, Woodside will consider performance against targets and the portion of the performance period elapsed prior to termination in determining whether any EIS is awarded for the performance period during which a Senior Executive’s employment terminates.

During a vesting period, should an executive provide notice of resignation or be terminated for cause, any EIS award that has already been granted but is not yet vested will be forfeited or lapse. In any other case, any Restricted Shares will vest in full in connection with the termination of the Senior Executive’s employment while any Performance Rights will remain outstanding and vest in the ordinary course subject to the satisfaction of the applicable performance conditions. The Woodside Board will have discretion to accelerate the vesting of unvested equity awards, subject to applicable termination benefits laws.

No retesting	There will be no retest applied to EIS awards. Performance Rights will lapse if the required RTSR performance is not achieved at the conclusion of the five-year period.

Executive Incentive Scheme

The EIS was introduced in 2018. The scheme remunerates executives, including the Senior Executives, for delivering results against measurable criteria aimed at safe, efficient operations; delivery of new projects and an effective financial structure. The EIS has been designed to deliver three key objectives: (1) executive engagement, (2) alignment with the shareholder experience and (3) strategic fit. Cash, Restricted Shares and Performance Rights are awarded under the EIS.

The value of each executive’s award is based upon two components: individual performance against challenging key performance indicators (“KPIs”) (30% weighting) and Woodside’s performance against a corporate scorecard of key measures that aligns with Woodside’s overall business goals (the “Corporate Scorecard”) (70% weighting). This results in an individual performance factor which ranges from 0 to 1.6 for each of the Senior Executives. The Corporate Scorecard targets and individual KPIs are designed to promote short- and long-term shareholder value. Performance against individual KPIs is assessed by the Woodside Board in the case of the CEO, and by the CEO and the Human Resources & Compensation Committee of the Woodside Board in the case of the other Senior Executives. Exceeding targets may result in an increased award, whereas under-performance will result in a reduced award. The minimum award that an executive can receive is zero if the performance conditions are not achieved. The decision to pay or allocate an EIS award is subject to the overriding discretion of the Woodside Board, which may adjust outcomes in order to better reflect shareholder outcomes, and company or management performance.

Restricted Shares

Restricted Shares are Existing Woodside Shares that are awarded to executives. No amount is payable by the executive on the grant or vesting of a Restricted Share. An award of Restricted Shares is divided into two tranches. The first tranche is 27.5% of the total VAR award and subject to a three-year deferral period. The second tranche is 30% of the total VAR award and subject to a five-year deferral period. The deferral ensures that awards remain subject to fluctuations in share price across the three and five-year periods, which is intended to ensure the sustainability of performance over the medium- and long-term and support increased alignment between executives and shareholders. There are no further performance conditions attached to these awards from the date of grant. This element of compensation creates a strong retention proposition for executives as vesting is subject to employment not being terminated with cause or by resignation during the deferral period.

Performance Rights

Performance Rights are awarded to executives and are divided into two portions with each portion subject to a separate RTSR performance hurdle tested over a five-year period. Performance is tested after five years as Woodside operates in a capital intensive industry with long investment timelines. For each award of Performance Rights, one-third is tested against a comparator group that comprises the entities within the ASX 50 index. The remaining two-thirds is tested against an international group of oil and gas companies. RTSR outcomes are calculated by an external adviser on or after the fifth anniversary of the allocation of the Performance Rights. The outcome of the test is measured against the schedule below. For EIS awards, any Performance Rights that do not vest will lapse and are not retested. Each Performance Right that vests entitles the holder to one Woodside Share or, in the Woodside Board’s discretion, a cash equivalent.

Woodside RTSR percentile position within peer group	Vesting of Performance Rights
Less than 50th percentile	No vesting
Equal to 50th percentile	50% vest
Vesting between the 50th and 75th percentile	Vesting on a pro rata basis
Equal to or greater than 75th percentile	100% vest

Total Senior Executives’ Remuneration and Benefits

The following table details the total remuneration of the Senior Executives for the year ended 31 December 2021, including any contingent or deferred compensation and any benefits in kind, for their services, in all capabilities, to Woodside.

The remuneration and benefits reported are presented in the table in U.S. dollars, unless otherwise stated. This is consistent with the functional and presentation currency of Woodside. Compensation for Australian-based employees is paid in Australian dollars and, for reporting purposes, converted to U.S. dollars based on the applicable exchange rate at the date of payment. Valuation of equity awards is converted at the spot rate applying when the equity award is granted.

Compensation of CEO and Other Senior Executives for the Year Ended 31 December 2021

	Fixed Annual Reward			Variable Annual Reward
	Short term	Post		Cash	Share-based grants			Total remuneration(1)		Performance related(2)
Name	Salaries, fees and allowances ($)	Benefits and allowances (including nonmonetary) ($)(3)	Company contributions to superannuation ($)	Cash ($)(4)	Share plans ($)(5)	Long service leave ($)	Termination benefits ($)	($)	(A$)%
Executive Director
Meg O’Neill (CEO)(6) (7)	1,431,531	52,614	—	337,421	1,515,992	129,123	—	3,466,681	4,633,501	53
Other Senior Executives
Graham Tiver(8)	—	—	—	—	—	—	—	—	—	—
Fiona Hick	540,368	29,989	22,742	128,875	390,418	11,742	—	1,124,134	1,503,402	46
Shiva McMahon(9)	—	—	—	—	—	—	—	—	—	—

(1)

Remuneration in Australian dollars is converted from U.S. dollars using the average exchange rate for the period. This information in Australian dollars is included for the purpose of showing the total annual cost of benefits to Woodside for the service period.

(2)	Performance related outcome percentage is calculated as total VAR divided by the total U.S. dollars remuneration figure.
(3)	Reflects the value of allowances and non-monetary benefits (including relocation, travel, car parking and any associated fringe benefit tax).
(4)

The amount represents the cash incentive earned in the respective year, which is actually paid in the following year. Amounts were translated to U.S. dollars using the closing spot rate on 31 December 2021.

(5)

Includes the grant date fair value of all Restricted Shares and Performance Rights, which were granted under the EIS. In accordance with IFRS, 2 Share-based Payment, the fair value of rights as of their date of grant has been determined by applying the Black-Scholes option pricing technique or applying the binomial valuation method combined with a Monte Carlo simulation. The fair value of rights is amortized over the vesting period from the commencement of the service period, such that ‘total remuneration’ includes a portion of the fair value of unvested equity compensation during the year. The portion of the expense relating to the 2021 EIS has been measured using estimated fair values. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual Senior Executives may ultimately realize should these equity instruments vest. The following table details the number of Restricted Shares and Performance Rights granted in 2021:

Name	Performance Rights	Restricted Shares
Meg O’Neill	23,596	35,394
Graham Tiver	—	—
Shiva McMahon	—	—
Fiona Hick	11,156	16,734
(6)

Ms. O’Neill’s title changed from Executive Vice President Development and Marketing to Acting Chief Executive Officer on 20 April 2021. Ms. O’Neill was appointed Chief Executive Officer and Managing Director on 17 August 2021.

(7)

As a non-resident for Australian tax purposes Ms. O’Neill elected to receive a cash payment in lieu of all superannuation contributions, in accordance with the Superannuation Guarantee (Administration) Act 1992. The cash payment is subject to (PAYG) income tax and paid as part of Ms. O’Neill’s normal monthly salary. The amount is included in salaries, fees and allowances.

(8)	Mr. Tiver was appointed as Chief Financial Officer and Executive Vice President of Woodside and commenced employment on 1 February 2022. Mr. Tiver was not paid any remuneration by Woodside in 2021.
(9)	Ms. McMahon’s appointment as a Senior Executive will only take effect from Implementation. Ms. McMahon was not paid any remuneration by Woodside in 2021.

Total Outstanding Equity Benefits For Senior Executives

As of 31 December 2021, the Restricted Shares, Performance Rights and Variable Pay Rights (“VPRs”) (rights to receive fully paid Woodside Shares or, in the Woodside Board’s discretion, cash equivalents) held by the CEO and other Senior Executives (all of which are held beneficially unless otherwise stated) are provided in the table below. VPRs were granted under the Executive Incentive Plan (“EIP”) to Senior Executives prior to the implementation of the Executive Incentive Scheme (“EIS”) in 2018. For a further description of the EIS and EIP, please see the section entitled “—Executive Incentive Plan.”

Summary of CEO and Other Senior Executives Equity Incentives (as of 31 December 2021)

Name	Variable Pay Rights	Performance Rights	Restricted Shares
Meg O’Neill	—	55,366	96,286
Graham Tiver(1)	—	—	—
Fiona Hick	6,713	25,184	42,470
Shiva McMahon(2)	—	—	—

(1)	Mr. Tiver was appointed as Chief Financial Officer and Executive Vice President of Woodside and commenced employment on 1 February 2021. Mr. Tiver was not paid any remuneration by Woodside in 2021.
(2)	Ms. McMahon’s appointment as a Senior Executive will only take effect from Implementation. Ms. McMahon was not paid any remuneration by Woodside in 2021.

Employee Incentive Arrangements

Woodside provides employees with the opportunity to participate in ownership of shares in the company and uses equity to support a competitive base remuneration position. The section entitled “—Equity Incentive Scheme” sets out the employee equity incentives currently outstanding and the details of equity incentives held by Senior Executives. In addition to the plans set out below, the Woodside Board may approve the discretionary awards of Restricted Shares, Performance Rights or Equity Rights (“ERs”) to executives and other employees.

Woodside may grant Restricted Shares and Performance Rights under the EIS both of which settle in Woodside Shares or, in the Woodside Board’s discretion, a cash equivalent. For a full description of the EIS, please see the section above entitled “—Executive Incentive Scheme.” As of 31 December 2021, Woodside had 1,109,471 Restricted Shares outstanding.

Executive Incentive Plan

The EIP is a legacy plan which operated as Woodside’s executive incentive framework until the end of 2017, after which the Woodside Board introduced the EIS. Eligible executives were granted Restricted Shares and VPRs under the EIP, both of which settle in Woodside Shares on a one-for-one basis or, in the Woodside Board’s discretion, a cash equivalent. Restricted Shares were subject to a three-year deferral period. VPRs were divided into two portions with each portion subject to a separate RTSR performance hurdle tested over a four-year period. One-third of an award is tested against a comparator group that comprises the entities within the ASX 50 index. The remaining two-thirds is tested against an international group of oil and gas companies. RTSR outcomes are calculated by an external adviser on the fourth anniversary of the allocation. For awards granted from 2017 onwards, any VPRs that do not vest will lapse and are not retested. Plans awarded prior to 2017 are allowed for a retest in the following year. VPRs that do not vest following the retest lapsed. As of 31 December 2021, there were 647,765 VPRs and no Restricted Shares outstanding under the EIP.

Woodside Equity Plan (“WEP”)

The WEP is available to all permanent employees except EIS participants. The purpose of the WEP is to enable eligible employees to build up a holding of equity in the company as they progress through their career at Woodside.

The number of ERs offered to each eligible employee is determined by the Woodside Board, and based on individual performance as assessed under the performance review process. There are no further ongoing performance conditions from the date of grant. The linking of performance to an allocation allows Woodside to recognize and reward eligible employees for high performance.

For offers prior to 2019, each ER entitled the participant to receive a Woodside Share on the vesting date three years after the effective grant date. For the awards granted since 2019, the Woodside Board amended the terms of the WEP to allow for 75% vesting of the ERs three years after the effective grant date and the remaining 25% of ERs five years after the effective grant date.

ERs lapse if an employee is terminated with cause or resigns prior to the vesting.

As of 31 December 2021, there were 5,649,783 ERs outstanding under the WEP.

Supplementary Woodside Equity Plan (“SWEP”)

In October 2011, the Woodside Board approved a remuneration strategy which includes the use of equity to support a competitive base remuneration position. To this end, the Woodside Board approved the establishment of the SWEP to enable the offering of targeted retention awards of ERs for key capability. The SWEP was designed to be offered to a small number of employees identified as being retention critical. The SWEP awards have service conditions and no performance conditions. Each ER entitles the participant to receive a Woodside Share on the vesting date three years after the effective grant date.

ERs under both the WEP and the SWEP may vest prior to the vesting date on a change of control or on a pro rata basis, in the discretion of the CEO, limited to the following circumstances; redundancy, retirement (after six months’ participation), death, termination due to illness or incapacity or total and permanent disablement of a participating employee. An employee whose employment is terminated by resignation or for cause prior to the vesting date will forfeit all of their ERs.

There were no awards granted under the SWEP in 2021. As of 31 December 2021, there were no ERs outstanding under the SWEP.

An award of 124,381 ERs was made to Mr. Tiver on 21 February 2022.

Other Equity Awards

In February 2018, the Woodside Board approved rules (the “Equity Award Rules”) which apply to EIS and discretionary executive allocations. This allows the Woodside Board and CEO to award discretionary allocations of Restricted Shares or Performance Rights.

Non-Executive Directors’ Share Plan

Non-Executive Directors are eligible to participate in Woodside’s Non-Executive Directors’ Share Plan. Under the plan a proportion of the director’s after-tax remuneration is applied to the purchase of Woodside Shares. These shares are acquired on market at market value at pre-determined intervals. ASX is notified within five business days of any transactions in Woodside securities by Woodside Directors.

Hedging by Woodside Directors and Senior Executives is Prohibited

It is a condition of the Securities Dealing Policy that Woodside Directors, and Senior Executives participating in an equity-based incentive plan, are prohibited from entering into any transaction which would have the effect of hedging or otherwise transferring to any person the risk of any fluctuation in the value of any unvested entitlement in Woodside securities. This prohibition is also contained in the terms of the EIS.

Non-Executive Directors’ Remuneration

Non-Executive Directors—Letters of Appointment

All new Non-Executive Directors are required to sign a letter of appointment which sets out the key terms and conditions of their appointment, including duties, rights and responsibilities, the time commitment envisaged and the Woodside Board’s expectations regarding their involvement with committee work.

Executive directors and other Senior Executives of Woodside enter into employment agreements which govern the terms of their employment. Woodside undertakes extensive background and screening checks prior to appointing Senior Executives.

Induction training is provided to all new Woodside Directors. It includes a comprehensive induction manual, discussions with the CEO and other Senior Executives and the option to visit Woodside’s principal operations either upon appointment or with the Woodside Board during its next site tour. The induction materials and discussions include information on Woodside’s strategy, culture and values; key corporate and Woodside Board policies; Woodside’s financial, operational and risk management position; the rights and responsibilities of Woodside Directors; the role of the Woodside Board and its committees; meeting arrangements; and if required, key accounting matters and Woodside Directors’ responsibilities in relation to Woodside’s financial statements.

Questionnaires are completed annually to assess each director’s skills and knowledge required to discharge their obligations to the company. Woodside considers at least annually the need for new and existing directors to undertake professional development to develop and maintain the skills and knowledge needed to perform their role as directors effectively, and provides directors who require professional development the opportunity to develop and maintain the required skills and knowledge. Woodside Directors attend continuing professional education sessions including industry seminars and approved education courses which are paid for by Woodside, where appropriate. In addition, Woodside provides the Woodside Board with regular educational information papers and presentations on industry related matters and new and emerging developments with the potential to affect Woodside.

Remuneration Policy

Non-Executive Director remuneration consists of base Woodside Board fees and committee fees, plus statutory superannuation contributions or payments in lieu (currently 10%). Other payments may be made for additional services outside the scope of Woodside Board and committee duties. Non-Executive Directors do not earn retirement benefits other than superannuation and are not entitled to any form of performance-linked remuneration, including equity incentives, in order to preserve their independence.

The below table shows the annual base Woodside Board and committee fees for Non-Executive Directors. The amounts in the table and this section were converted from Australian dollars to U.S. dollars using the applicable exchange rate on 31 December 2021 and rounded up to the nearest dollar. In addition to these fees, Non-Executive Directors are entitled to reimbursement of reasonable travel, accommodation and other expenses incurred attending meetings of the Woodside Board, committees or Woodside Shareholders, or while engaged on Woodside business. Non-Executive Directors are not entitled to compensation on termination of their directorships. An allowance is paid to any Non-Executive Director required to travel internationally to attend Woodside Board commitments, compensating for factors related to long-haul travel. Where travel is between six and ten hours, an allowance of $3,854 (A$5,000) gross per trip is paid. Where travel exceeds 10 hours, an allowance of $7,708 (A$10,000) gross per trip is paid. Woodside Board fees are not paid to the CEO, as the time spent on Woodside Board work and the responsibilities of Woodside Board membership are considered in determining the remuneration package provided as part of the normal employment conditions.

Position	Woodside Board(1)($)		Audit & Risk Committee ($)		Human Resources & Compensation Committee ($)		Sustainability Committee ($)		Nominations & Governance Committee ($)
Chairman of the Woodside Board (2)	524,663
Non-Executive Directors (3)	158,986	(4)
Committee chair			43,059	(4)	37,720	(4)	34,383	(4)	Nil
Committee member			23,186	(4)	19,223	(4)	17,192	(4)	Nil

(1)	Non-Executive Directors receive Woodside Board and committee fees plus statutory superannuation (or payments in lieu where statutory superannuation is not required to be paid).
(2)	The fees received by Chairman of the Woodside Board are inclusive of committee work.
(3)	The fees received by Non-Executive Directors mean the fees paid to Non-Executive Directors other than the Chairman of the Woodside Board.

Compensation of Non-Executive Directors for The Year Ended 31 December 2021

The following table provides a breakdown of the components of the remuneration for each Non-Executive Director for the year ended 31 December 2021, including any contingent or deferred compensation and any benefits in kind, for their services, in all capabilities, to Woodside. As noted above, the table is denominated in U.S. dollars:

Name	Fees ($)	Woodside contributions to superannuation ($)	Total ($)
Richard Goyder, AO	578,950	16,990	595,940
Larry Archibald	241,462	—	241,462
Frank Cooper, AO	244,013	22,327	266,340
Swee Chen Goh	223,680	—	223,680
Christopher Haynes, OBE	226,447	—	226,447
Ian Macfarlane	217,522	4,423	221,945
Ann Pickard	241,472	—	241,472
Sarah Ryan	206,330	20,117	226,447
Gene Tilbrook	227,575	22,189	249,764
Ben Wyatt	129,586	16,082	145,668

Insurance

Woodside has paid a premium under a contract insuring each Woodside Director, officer, secretary and employee who is concerned with the management of Woodside or its subsidiaries against liability incurred in that capacity. Disclosure of the nature of the liability covered by and the amount of the premium payable for such insurance is subject to a confidentiality clause under the contract of insurance.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Bilateral Facilities

Woodside had 14 bilateral loan facilities totaling $1,900 million as of 31 December 2021. Details of the bilateral loan facilities at the reporting date are as follows:

	As of 31 December 2021 ($m)
	Facility Amount	Drawn Amount
Short-term Maturity (Maturity within 12Mths)	200	nil
Medium-term Maturity (Maturity >12Mths<36Mths)	1,100	nil
Longer-term Maturity (Maturity >36Mths)	600	nil

Interest rates are based on $ LIBOR plus an agreed margin and are fixed at the commencement of the drawdown period. Interest is paid at the end of the drawdown period.

Woodside is closely monitoring the market and the output from the various industry working groups managing the transition to new benchmark interest rates. Woodside is assessing the implications of the Interbank Offered Rates (“IBOR”) reform across Woodside and will manage and execute the transition from current benchmark rates to an alternative benchmark rate.

Syndicated facilities

On 3 July 2015, Woodside executed an unsecured $1,000 million committed syndicated loan facility, which was increased to $1,200 million on 22 March 2016 and amended to $800 million on 15 November 2017. On 14 October 2019, Woodside increased the existing facility to $1,200 million, with $400 million expiring on 11 October 2022 and $800 million expiring on 11 October 2024. Interest rates are based on $ LIBOR plus an agreed margin and are fixed at the commencement of the drawdown period.

On 17 January 2020, Woodside completed a new $600 million syndicated term loan facility. The facility is fully drawn with no amortization and bullet repayment at maturity. The interest rate has been fixed as of 17 January 2020.

Details of syndicated loan facilities as of 31 December 2021 are as follows:

	As of 31 December 2021 ($ millions)
	Facility Amount	Drawn Amount
Syndicated Loan Facility
Tranche A—Maturity 11 October 2022	400	nil
Tranche B—Maturity 11 October 2024	800	nil
Syndicated Term Loan Facility
Maturity 17 January 2027	600	600

Japan Bank for International Cooperation (JBIC) Facility

On 24 June 2008, Woodside entered into a two tranche committed loan facility of $1,000 million and $500 million, respectively. The $500 million tranche was repaid in 2013. There is a prepayment option for the remaining balance. Interest rates are based on $ LIBOR plus an agreed margin. Interest is payable semi-annually in arrears and the principal amortizes on a straight-line basis, with equal instalments of principal due on each interest payment date (every six months). The outstanding balance of the JBIC facility as of 31 December 2021 was $167 million. The maturity date is 7 July 2023.

Under this facility, 90% of the receivables from designated Pluto LNG sale and purchase agreements are secured in favor of the lenders through a trust structure, with a required reserve amount of $30 million. To the extent that this reserve amount remains fully funded and no default notice or acceleration notice has been given, the revenue from Pluto LNG continues to flow directly to Woodside from the trust account.

Medium Term Notes

On 28 August 2015, Woodside established a $3,000 million Global Medium Term Notes Program listed on the Singapore Stock Exchange. Three notes issued under this program were outstanding as of 31 December 2021.

Maturity date	Currency	Carrying amount ($million)	Nominal interest rate
15 July 2022		$200	Floating $ LIBOR + 2.21%
11 December 2023	CHF	175	Fixed 1.00% coupon
29 January 2027		$200	Fixed 3.07% coupon

Unsecured Bonds

Woodside has four fixed coupon unsecured $ bonds issued in the U.S. debt capital markets outstanding as of 31 December 2021. Interest on the bonds is payable semi-annually in arrears.

Maturity date	Carrying amount $m	Fixed Coupon
5 March 2025	1,000	3.65%
15 September 2026	800	3.70%
15 March 2028	800	3.70%
4 March 2029	1,500	4.50%

DESCRIPTION OF WOODSIDE SHARES

The following description of the material terms of the share capital of Woodside includes a summary of the specified terms of the Woodside Constitution, applicable Australian law and the ASX Listing Rules, in each case as in effect on the date of this prospectus. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. Unless stated otherwise, this description does not address any proposed provisions of Australian law that have not become effective as per the date of this prospectus. The description is qualified in its entirety by reference to the complete text of the Woodside Constitution, which is attached as Exhibit 3.1 to the registration statement on Form F-4 of which this prospectus forms a part. For details on how to obtain a full copy of the Woodside Constitution, see the section entitled “Where You Can Find Additional Information.”

Share Capital of Woodside

As of                 , Woodside’s issued share capital consists of                  Woodside Shares. As of                 , there were                  issued and full paid Woodside shares, and                  Woodside shares reserved for employee shares plans (includes Restricted Shares and unallocated shares held in Woodside’s employee share plan trust).

The liability of each Woodside Shareholder is limited to the amount, if any, unpaid on the Woodside Shares held by that Woodside Shareholder. The Woodside Shares are fully paid and freely transferable.

As of                 , the total securities of Woodside on issue were as follows:

(i)	issued and fully paid Woodside Shares outstanding;

(ii)	equity rights;

(iii)	performance rights;

(iv)	Variable Pay Rights; and

(v)	Woodside Shares reserved for employee share plans.

Rights Attaching to Woodside Shares

Introduction

The rights and liabilities attaching to the New Woodside Shares which will be issued as Share Consideration are set out in the Woodside Constitution, and are also subject to the Corporations Act and ASX Listing Rules, and the listing rules of the NYSE and the LSE.

The following is a summary of the main rights and liabilities attaching to Woodside Shares. This summary does not purport to be exhaustive or to constitute a definitive statement of all of the rights and liabilities attaching to Woodside Shares. Those rights and liabilities involve complex questions of law arising from the interaction of the Woodside Constitution and statutory and common law requirements.

This summary must be read subject to the full text of the Woodside Constitution, attached as Exhibit 3.1 to the registration statement on Form F-4 of which this prospectus forms a part. For details on how to obtain a full copy of the Woodside Constitution, see the section entitled “Where You Can Find Additional Information.”

Overview

The New Woodside Shares will be issued fully paid and will rank equally for dividends and other rights with Existing Woodside Shares, with effect from their date of issue.

Under the Corporations Act, the Woodside Constitution has effect as a contract between:

•	Woodside and each Woodside Shareholder;

•	Woodside and each director and company secretary of Woodside; and

•	a Woodside Shareholder and each other Woodside Shareholder.

Accordingly, Participating BHP Shareholders who receive Woodside Shares pursuant to the Merger are taken to receive them subject to the terms of the Woodside Constitution and will be bound by the terms of the Woodside Constitution. The following is a non-exhaustive summary of the provisions of the Woodside Constitution.

Objects and Purposes

The Woodside Constitution does not contain any limitations on Woodside’s objects and purposes.

Powers of Woodside and Woodside Directors

General Powers

Woodside may exercise in any manner permitted by the Corporations Act, any power which a public company limited by shares may exercise under that legislation. The business of Woodside is managed by or under the direction of the Woodside Directors. The Woodside Directors may exercise all the powers of Woodside except any powers that the Corporations Act or the Woodside Constitution requires Woodside to exercise in a general meeting.

Execution of Documents

Woodside may execute a document with or without the common seal so long as the fixing of the seal is witnessed by, or the document is signed by, either two Woodside Directors or a Woodside Director and a company secretary of Woodside.

Share Capital

Woodside in general meeting may reduce or alter its share capital in any manner allowed or provided for by the Corporations Act and the ASX Listing Rules. The Woodside Board may do anything which is required to give effect to any resolution authorizing reduction or alteration of the share capital of Woodside.

Each Woodside Share is denominated in Australian dollars.

Woodside Shareholders Meetings of Woodside Shareholders and notices

Woodside Shareholders’ rights to attend and vote at shareholder meetings are primarily prescribed by the Corporations Act and the Woodside Constitution. Subject to certain exceptions, each Woodside Shareholder is entitled to receive notice of, attend (whether or not entitled to vote) and vote at general meetings and to receive all notices and other documents required to be sent to Woodside Shareholders under the Woodside Constitution, the Corporations Act and ASX Listing Rules.

A general meeting of Woodside Shareholders must be called by a notice of at least 28 days for a meeting of shareholders in accordance with the Corporations Act. The notice of meeting of Woodside Shareholders must be given to the ASX, each Woodside Shareholder (whether or not such shareholder is entitled to vote at the meeting), each Woodside Director (other than an alternate director) and Woodside’s auditor. The notice must set out the date and time of the meeting (if virtual meeting technology is to be used in holding the meeting, sufficient information to allow Woodside Shareholders to participate in the meeting by means of the technology), the general nature of the business of the meeting, the date and time at which persons will be taken, for the purpose of the meeting, to hold Woodside Shares and any other information or documents specified by the Corporations Act and the ASX Listing Rules.

Woodside may give a notice of meeting to Woodside Shareholders by serving it personally, sending it by post to, or leaving it at, the address shown in the Woodside Register or any other address, or by sending it by fax or electronically to the address provided by the Woodside Shareholder for the purpose of giving notices.

Woodside must hold an annual general meeting in accordance with the Corporations Act and the ASX Listing Rules. Under the Corporations Act, every public company that has more than one member must hold an annual general meeting at least once in each calendar year, and within five months after the end of its financial year.

Voting Rights

Subject to any rights or restrictions attached to Woodside Shares, the terms of the Woodside Constitution and voting exclusions under the ASX Listing Rules or the Corporations Act, each outstanding Woodside Share entitles the Woodside Shareholder to one vote on each matter properly submitted to Woodside Shareholders for their vote. At a general meeting of Woodside Shareholders, every Woodside Shareholder entitled to vote in person or by proxy, attorney or representative has:

•	one vote on a show of hands; and

•	one vote on a poll for every Woodside Share held.

The quorum for a meeting of Woodside Shareholders is three eligible Woodside Shareholders entitled to vote. If more than one joint holder of a Woodside Share is present at a meeting in person or by proxy, attorney or representative, and tenders a vote, the vote of the Woodside Shareholder named first in the Woodside Register will be accepted to the exclusion of the others. Each Woodside Shareholder may vote in person or by proxy. A proxy appointed to attend and vote may exercise the rights of the Woodside Shareholder on the basis and subject to the restrictions provided in the Corporations Act but not otherwise, but may not cast a vote by direct vote (i.e., by casting a vote by sending it to Woodside before the meeting).

A proxy is not revoked by the appointing Woodside Shareholder attending and taking part in the meeting, unless the appointing Woodside Shareholder actually votes at the meeting on the resolution for which the proxy is proposed to be used. A resolution at a general meeting must be decided on a show of hands unless a poll is demanded. A poll may be demanded on any resolution (except a resolution concerning the election of the chairperson of the meeting or, unless the chairperson otherwise determines, the adjournment of a meeting).

If the votes on a proposed resolution are equal, the chairperson of the meeting has a casting vote.

Dividend Rights and Distributions In Kind

Woodside Directors may pay any dividend (including an interim, final or special dividend) that they think the financial position of Woodside justifies, and fix the date for payment.

Woodside Directors may direct payment of a dividend by the distribution of specific assets (including paid-up Woodside Shares or of another body corporate) either generally or to specific Woodside Shareholders.

Woodside Directors may implement a dividend reinvestment plan on any terms as they think fit, under which any dividend due to Woodside Shareholders who participate in the plan may be applied in subscribing for Woodside Shares, subject to the rules of the relevant dividend reinvestment plan.

Redemption and Preferences

Woodside may issue preferences shares, but Woodside has not issued and currently has no intention to issue any preference shares.

As of the date of this prospectus, all Woodside Shares have the same rights and preferences. Woodside Shareholders are not entitled to any pre-emptive or preferential rights to acquire additional Woodside Shares.

Issue of Further Woodside Shares

Subject to the Corporations Act, ASX Listing Rules and the Woodside Constitution, Woodside may issue, allot or grant option over or rights in respect of, or otherwise dispose of, shares in Woodside or other securities of Woodside and decide, among others, the terms, rights and restrictions of the securities, as determined by the Woodside Board from time to time.

Transfer of Woodside Shares

Subject to the Woodside Constitution and the rights attached to Woodside Shares under ASX Listing Rules or the Corporations Act or other applicable legislation, Woodside Shareholders may transfer Woodside Shares by any means permitted by the Corporations Act or by applicable law.

Woodside Directors may refuse to register a transfer of Woodside Shares in circumstances set out in the Woodside Constitution (including but not limited to, those permitted under ASX Listing Rules or ASX Settlement Operating Rules). Where Woodside Directors refuse to register a transfer, Woodside must give written notice of the refusal and the reasons for refusal within the maximum period permitted by the ASX Listing Rules.

Proportional Takeover Provisions

The Woodside Constitution requires Woodside Shareholder approval in relation to any proportional takeover bid. These provisions will cease to apply unless they are renewed by Woodside Shareholders passing a special resolution by the third anniversary of either the date that those rules were adopted or the date those rules were last renewed. These rules were adopted on 2 May 2019 and there is a resolution proposed at the Wooodside Shareholders Meeting that Woodside Shareholders approve that these provisions are reinserted for a further 3 years.

Variation of Rights

The Corporations Act provides that the rights attached to a class of shares may be varied or cancelled only:

•	with the written consent of members with at least 75% of the votes of the affected class; or

•	by special resolution passed at a meeting of the holders of the issued shares of that class.

Number of Woodside Directors

Unless otherwise determined by Woodside Shareholders in general meeting, Woodside must have at least three directors and not more than 12 directors. The Woodside Directors may from time to time determine the number of directors but the maximum applying at any time cannot be reduced except with the approval of Woodside Shareholders in general meeting.

Subject to the Woodside Constitution, the Corporations Act and the number of directors as determined by the Woodside Board (being a number of not more than 12 unless otherwise approved by Woodside Shareholders in general meeting), Woodside Shareholders may by ordinary resolution elect any natural person as a director. Any director appointed by the Woodside Board may hold office only until the next annual general meeting during which, if no election of directors is scheduled to occur, then one Woodside Director must retire from office at the annual general meeting.

Removal and Resignation of Woodside Directors

Woodside Directors may be removed in accordance with Corporations Act and ASX Listing Rules. The Corporations Act provides that Woodside may by ordinary resolution passed at a general meeting remove any Woodside Director, and if thought fit, appoint another person in place of that Woodside Director.

A Woodside Director may resign from office by giving Woodside notice in writing.

Director Remuneration

As remuneration for services, each Non-Executive Director is to be paid or provided with the amount determined by the Woodside Board, which will be payable or provided at the time and in the manner determined by the Woodside Board, but the aggregate remuneration paid or provided to all the Non-Executive Directors in any financial year may not exceed an amount fixed by Woodside in general meeting.

Any Woodside Director who devotes special attention to the business of Woodside, or who otherwise performs services which in the opinion of the Woodside Board are outside the scope of the ordinary duties of a director, or who at the request of the Woodside Board engages in any journey on the business of Woodside, may be paid extra remuneration as determined by the Woodside Board, subject to the terms of the Woodside Constitution.

The ASX Listing Rules provide limited exceptions to issuing or permitting the issue of equity securities to an executive director made, or taken to have been made, in circumstances without the approval of the holders of the entity’s ordinary securities. In addition, the ASX Listing Rules provide that any issuance, or agreement to issue, equity securities under an employee incentive scheme count for the purposes of calculation of the maximum percentage of equity securities that can be issued in any 12-month period without the approval of the holders of the entity’s ordinary shares unless the incentive scheme itself has been approved by those holders within the prior three year period.

Disqualification and Retirement of Woodside Directors

A Woodside Director (other than a Woodside Director who is Managing Director) must retire from office at the third annual general meeting after the Woodside Director was elected or most recently re-elected.

An election of Woodside Directors must be held at the annual general meeting each year. If no election of Woodside Directors is scheduled to occur at an annual general meeting then the Woodside Director longest in office since last being elected must retire.

The office of a Woodside Director is vacated on the Woodside Director:

•	becoming an insolvent under administration, suspending payment generally to creditors or compounding with or assigning such director’s estate for the benefit of creditors;

•	becoming a person of unsound mind or a person who is a patient under laws relating to mental health or whose estate is administered under laws relating to mental health;

•

being absent from meetings of the Woodside Board during a period of three consecutive calendar months without leave of absence from the Woodside Board where the Woodside Board has not, within 14 days of having been served by the company secretary with a notice giving particulars of the absence, resolved that leave of absence be granted;

•	resigning office by notice in writing to Woodside;

•	being removed from office under the Corporations Act;

•	being prohibited from being a Woodside Director under the Corporations Act; or

•	themselves, or on any partner, employer or employee of such director, accepting or holding the office of auditor of Woodside.

The office of a Woodside Director who is an employee of Woodside or any of its subsidiaries becomes vacant on the Woodside Director ceasing to be employed but the person concerned is eligible for reappointment or re-election as a Woodside Director in accordance with the Woodside Constitution.

Conflict of Interest

A Woodside Director may:

(1)	hold any office or position (except as auditor) in Woodside, on any terms and at a remuneration as the Woodside Board approves not being a commission on or percentage of turnover; or

(2)	be or become a director or hold an office or position in any corporation promoted by Woodside, or in which Woodside may be interested, or any other corporation or organization,

and the Woodside Director is not accountable for any benefits received as a shareholder, director or holder of any other office or position in any other corporation or organization.

Each Woodside Director must comply with the Corporations Act in relation to:

(1)	disclosure of matters involving material personal interests and voting on matters involving material personal interests; and

(2)	being present, and voting, at a Woodside Board meeting that considers a matter in which the Woodside Director has a material personal interest.

If a Woodside Director discloses their interest before the transaction is entered into, subject to the Corporations Act:

(1)	a Woodside Director may be counted in a quorum at a Woodside Board meeting that considers, and may vote on, any matter in which that Woodside Director has an interest;

(2)	Woodside may proceed with any transaction that relates to the interest;

(3)	the Woodside Director may participate in the execution of any relevant document by or on behalf of Woodside;

(4)	the Woodside Director may retain benefits under the transaction even though the Woodside Director has the interest; and

(5)	Woodside cannot avoid the transaction merely because of the existence of the Woodside Director’s interest.

A Woodside Director must give to Woodside the information which Woodside is required to disclose to the ASX in respect of:

(1)	notifiable interests of the Woodside Director; and

(2)	changes to the notifiable interests of the Woodside Director.

Alternate Woodside Directors

Subject to the Woodside Constitution and with the approval of a majority of the other Woodside Directors, a Woodside Director may appoint a person as an alternate director for a stated period or until the happening of a specified event. The alternate Woodside Director may be removed or suspended from office on receipt at the office of notice from the appointing Woodside Director.

Proceedings of Woodside Directors

The Woodside Board may meet, adjourn and otherwise regulate their meetings as they think fit. The Woodside Board may at any time, and the company secretary on the request of any Woodside Director must, convene a Woodside Board meeting. Unless otherwise determined by the Woodside Board, three Woodside Directors form a quorum. Subject to the Corporations Act, an interested Woodside Director is to be counted in a quorum despite the interest.

A resolution of Woodside Directors is passed if more votes are cast in favor of the resolution than against it. Subject to the Corporations Act, the ASX Settlement Operating Rules, and the ASX Listing Rules the chairperson of that meeting (except when only two Woodside Directors are present or except when only two Woodside Directors are competent to vote on the question then at issue) has a second or casting vote on that resolution.

A resolution in writing signed by all Woodside Directors or a resolution in writing of which notice has been given to all Woodside Directors and which is signed by a majority of the Woodside Directors entitled to vote on the resolution (not being less than the number required for a quorum at a meeting of the Woodside Board) is as valid as if it had been passed at a meeting of the Woodside Board duly called and constituted and may consist of several documents in the same form each signed by one or more of the Woodside Directors.

Chair

The Woodside Board may elect a Chair or Deputy Chair of its meetings and determine the period for which each is to hold office. If no Chair or Deputy Chair is elected or if at any meeting the Chair and the Deputy Chair are not present at the time specified for holding the meeting, the Woodside Directors present may choose one of their number to be Chair of the meeting.

Meetings by Telephone or Other Means of Communication

The Woodside Board may meet either in person, by telephone, by video conferencing facility or by using any other technology consented to by all the Woodside Directors. A consent may be a standing one. A Woodside Director may only withdraw consent within a reasonable period before the meeting. A meeting conducted by telephone, video conference or other means of communication is deemed to be held at the place agreed on by the Woodside Directors attending the meeting if at least one of the Woodside Directors present at the meeting was at that place for the duration of the meeting.

Woodside Managing Director

The Woodside Board may appoint a person as a Managing Director either for a specified term (but not for life) or without specifying a term. The Woodside Board may delegate any of the powers of the Woodside Board to the Managing Director on the terms and subject to any restrictions the Woodside Board decides, so as to be concurrent with, or to the exclusion of, the powers of the Woodside Board. The Woodside Board can revoke the delegation at any time.

Woodside Company Secretary

The Woodside company secretary is to be appointed by the Woodside Directors.

Officer’s Indemnity

Woodside must, to the extent the person is not otherwise indemnified, indemnify every officer and employee of Woodside and its wholly owned subsidiaries and may indemnify its auditor against a liability incurred as a Woodside officer, employee or auditor to a person (other than Woodside or a related body corporate) including a liability incurred as a result of appointment or nomination by Woodside or subsidiary as a trustee or as an officer of another corporation or body (including a statutory authority), unless the liability arises out of conduct involving a lack of good faith.

Capitalizing Profits

Woodside may capitalize and distribute among Woodside Shareholders undivided profits and other amounts available for distribution. Woodside Shareholders are entitled to participate in that capital distribution if entitled to receive dividends and in the same proportions.

Reduction of Capital

Woodside may reduce or alter its share capital in any manner allowed or provided for by the Corporations Act and the ASX Listing Rules in a general meeting. An equal reduction of capital must be approved by Woodside Shareholders by way of an ordinary resolution. A selective reduction of capital must be approved by Woodside Shareholders by way of a special resolution.

Winding Up

If Woodside is wound up, a liquidator may divide among all or any of the contributories, as the liquidator thinks fit, in specie or kind, any part of the assets of Woodside, and may vest any part of the assets of Woodside in trustees on any trusts for the benefit of all or any of the contributories as the liquidator thinks fit. Any division may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but if any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed under the Corporations Act relating to the sale or transfer of Woodside’s assets by a liquidator in a voluntary winding up.

Australian Takeover Provisions

Woodside is incorporated in and has its head office and central place of management in Australia. Accordingly, the following Australian legislation and regulations in relation to takeovers apply to Woodside:

•	the Corporations Act, particularly Chapter 6 (the relevant provisions of which are outlined below);

•	the Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”); and

•	the Competition and Consumer Act 2010 (Cth).

The main Australian regulatory bodies are:

•	Australian Securities and Investments Commission (“ASIC”), which is responsible for administering and enforcing the Corporations Act;

•	the Australian Takeovers Panel, which is the principal forum for resolving disputes relating to a takeover during the bid period; and

•	the ASX.

If a proposed investor is a foreign company for the purposes of FATA, the acquisition may need to be approved by the Treasurer of Australia acting on the advice of the FIRB.

If competition issues are likely to arise, the ACCC may become involved. The ACCC administers the Competition and Consumer Act 2010 (Cth).

Chapter 6 of the Corporations Act

Takeover Prohibition

Section 606 of the Corporations Act prohibits a person from acquiring a “relevant interest” in voting shares in a listed company or an unlisted company with more than 50 shareholders if, because of the acquisition, that person’s or someone else’s voting power increases:

(1)	from 20% or below to more than 20%; or

(2)	from a starting point that is above 20% and below 90%.

A person generally has a “relevant interest” in a share if they hold the share, have the power to exercise or control the exercise of the voting power attached to the share, or have the power to dispose of or control the dispose of the share. The term “voting power” is defined in broad terms and captures any relevant interest in shares held by a person’s “associates.”

These concepts are broad and, for example, a person can have a relevant interest and voting power in a share as a result of an agreement to purchase the share (even a conditional agreement) or a call option to acquire the share.

The concept of “associates” is complex, and generally includes:

(1)	a person with whom the primary person is acting, or proposing to act, in concert in relation to the company’s affairs;

(2)

persons with whom the primary person has entered or proposed to enter into an agreement for the purpose of controlling or influencing the composition of the company’s board or the conduct of the company’s affairs; and

(3)	companies that the primary person controls, that control the primary person, or that are controlled by an entity that controls the primary person.

Exceptions to the Australian Takeovers Prohibition

If a person wishes to acquire more than 20% of a company, or increase a holding which is already above 20% (but less than 90%), the person must do so under an exception. There are four principal exceptions to the general prohibition under Section 606 of the Corporations Act which are relevant in this context:

(1)	Takeover bids;

(2)	Schemes of arrangement;

(3)	“Creeping” acquisitions; or

(4)	Shareholder approved acquisitions.

Proportional Takeover Provisions

In addition to these takeover offer requirements, the Corporations Act provides that a listed entity may include provisions in its constitution which effectively require disinterested shareholder approval of any proposed takeover bid that is for less than all of the voting securities issued by the entity (other than those held by the bidder). In effect, this mean that a transfer of shares in relation to a proportional takeover bid must not be registered unless shareholders pass a resolution to approve the bid. The Woodside Constitution includes provisions of this type. It provides that where an offer has been made under a proportional takeover bid (meaning an off-market bid for a specified proportion of the securities in the bid class) in respect of shares included in a class of shares in Woodside, registration of a transfer to effect a contract resulting from the acceptance of an offer made under the proportional takeover bid is prohibited unless and until a resolution to approve the proportional takeover bid is passed in accordance with the Woodside Constitution. The Woodside Board must convene a meeting of the persons entitled to vote on a resolution to approve the proportional takeover bid for the purposes of considering and, if thought fit, passing the resolution. Any shareholder that (i) is not the bidder or an associate of the bidder and (ii) at the end of the day on which the first offer under the proportional takeover bid was made, held shares included in that class, is entitled to vote on the resolution. A resolution to approve the proportional takeover bid is taken to have been passed if a majority of votes validly cast in favor of the resolution is greater than 50%. The Woodside Board must ensure that the resolution to approve the proportional takeover bid is convened, and voted on in accordance with the Woodside Constitution, before the approving resolution deadline in relation to the proportional takeover bid. The approving resolution deadline is the 14th day before the last day of the bid period and during which the offers under the proportional takeover bid remain open or a later day allowed by ASIC. The proportional takeover provisions do not apply to full takeover bids and must be refreshed every 3 years by a special resolution of shareholders. The proportional takeover bid provisions in Woodside’s Constitution were adopted on 2 May 2019. There is a resolution proposed at the Woodside Shareholders Meeting that Woodside Shareholders approve that these provisions are reinserted for a further 3 years.

Foreign Investment

FATA

Foreign investment in, and ownership of, Australian businesses, entities and land is regulated under the FATA. The FATA is administered by the Foreign Investment Review Board Secretariat a division of the Treasury Department of the Australian Government. The ultimate responsibility for making decisions on foreign investment proposals rests with the Treasurer of the Australian Government.

Investment proposals by foreign persons may need to be notified to the Australian Government and may require prior approval from the Treasurer in accordance with the FATA. In general, private sector foreign persons investors must notify the Australian Government and get prior approval before acquiring a substantial interest in an Australian entity that is valued above certain monetary thresholds. Notification may also be required in relation to acquisitions of a substantial interest in a foreign entity whose Australian subsidiaries or gross assets are valued above the applicable monetary thresholds.

The FATA and regulations under the FATA provide the relevant monetary thresholds that apply. From 1 January 2021, a A$0 monetary threshold applies to acquisitions by foreign investors of interests in national security businesses and national security land. Acquisitions of interests in a “national security business” or “national security land” are referred to as national security actions. A business is a national security business if it is carried on wholly or partly within Australia, whether in anticipation of profit or gain, and it is a reporting entity (responsible entity or a direct interest holder) in relation to a critical infrastructure asset (within the meaning of the SOCI Act, as enacted).

As Woodside is considered a reporting entity of a critical gas asset within the meaning of the SOCI Act, it is considered a “national security business” under the FATA. Investments of a 10% or more interest by all foreign investors in a national security business must be notified to the Australian Government and require prior approval from the Australian Treasurer in accordance with the FATA. Accordingly, acquisitions of interests of 10% or more in Woodside, would require prior approval from the Australian Treasurer.

CFIUS

To the extent entities are engaged in interstate commerce in the United States, Australian investment in those entities is subject to the review by CFIUS, pursuant to Section 721 of the DPA. CFIUS is an interagency committee in the U.S. Federal Government that is authorized to review certain transactions involving foreign investment in the United States and certain real estate transactions by foreign persons, in order to determine the effect of such transactions on the national security of the United States. Parties to such transactions may affirmatively seek review by CFIUS, or CFIUS may initiate its own review of such transactions.

If CFIUS determines that there are no unresolved national security risks arising as a result of a reviewed transaction or that other provisions of law provide adequate and appropriate authority to address the risks, then CFIUS will advise the parties to the transaction in writing that CFIUS has concluded all action under the DPA with respect to the transaction. If CFIUS determines that a reviewed transaction presents national security risks and that other provisions of law do not provide adequate authority to address the risks, then CFIUS may seek to mitigate such risks by entering into an agreement or imposing conditions on the parties, or if the risks cannot be mitigated, by suspending the transaction. CFIUS may also refer the case to the President of the United States for such a decision.

Minority Shareholders

The Corporations Act also provides protection for minority shareholders where the conduct of a company’s affairs or an act or omission (including a resolution of members or a class or members) by a company is contrary to the interests of the members as a whole, or oppressive to, unfairly prejudicial to, or unfairly discriminatory against a member or a group of members.

Substantial Holdings

Following Implementation of the Merger, Woodside Shareholders will be subject to certain reporting requirements under the Exchange Act. Woodside Shareholders owning more than 5% of any voting class of equity securities registered pursuant to Section 12 of the Exchange Act must comply with disclosure obligations under Section 13 of the Exchange Act. Sections 13(d) and 13(g) of the Exchange Act require any person or group of persons who directly or indirectly acquires or has beneficial ownership of more than 5% of a voting class of an issuer’s equity securities to file beneficial ownership reports electronically with the SEC on either Schedule 13D or on short form Schedule 13G, as appropriate.

Both Schedule 13D and Schedule 13G require background information about the reporting persons, including the name, address, and citizenship or place of organization of each reporting person, the amount of the securities beneficially owned and aggregate beneficial ownership percentage, and whether voting and investment power is held solely by the reporting persons or shared with others.

DESCRIPTION OF WOODSIDE AMERICAN DEPOSITARY SHARES

Each holder of BHP ADSs will receive in the Merger, in lieu of New Woodside Shares, American Depositary Shares of Woodside (including the New Woodside ADSs, the “Woodside ADSs”) issued by Citibank, N.A. as the depositary bank for the Woodside ADSs (the “Woodside Depositary”), with each Woodside ADS representing one Woodside Share. Holders of BHP ADSs will not be able to trade the New Woodside Shares underlying the New Woodside ADSs received as a Share Consideration for the BHP ADSs before such New Woodside Shares are deposited with the Woodside Depositary, and the New Woodside ADSs are issued and delivered to the BHP ADS holders through the BHP Depositary. A registration statement on Form F-6 (Registration No. 333-201669) was filed with the SEC on 23 January 2015, and declared effective 9 February 2015, with respect to Existing Woodside ADSs. Existing Woodside ADSs currently trade on the U.S. over-the-counter market through a sponsored ADR facility under the symbol “WOPEY.” Woodside intends to apply to list the Woodside ADSs, including those issued to the Participating BHP Shareholders holding BHP ADSs in connection with the Merger, on the NYSE under the symbol “WDS” and to file a registration statement on Form F-6 (the “F-6 Registration Statement”) with the SEC with respect to the New Woodside ADSs.

Citibank, N.A. has agreed to act as the depositary bank for the Woodside ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the Woodside Depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In the case of Woodside ADSs, the custodian is Citicorp Nominees Pty Limited, located at Level 15, 120 Collins Street, Melbourne VIC 3000, Australia (the “Woodside Custodian”).

Woodside has appointed Citibank as the Woodside Depositary pursuant to the 2015 Deposit Agreement, which will be amended in connection with the Merger to, among other things, reflect Woodside’s status as an SEC reporting company and certain regulatory changes in Australia and in the United States. A copy of the 2015 Deposit Agreement is on file with the SEC under cover of the registration statement on Form F-6 (Registration No. 333-201669), filed with the SEC on 23 January 2015 and declared effective 9 February 2015, and as an exhibit to the registration statement of which this prospectus forms a part. The form of the Woodside Deposit Agreement Amendment is included as an exhibit to the registration statement of which this prospectus forms a part and will be included as an exhibit to the Form F-6 Registration Statement. Woodside ADS holders may also obtain a copy of the Woodside Deposit Agreement from the SEC’s website at www.sec.gov.

Woodside is providing Woodside ADS holders with a summary description of the material terms of the Woodside Deposit Agreement and of the material rights of holders or beneficial owners of Woodside ADSs. Woodside ADS holders should remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of a holder or beneficial owner of Woodside ADSs will be determined by reference to the terms of the Woodside Deposit Agreement and not by this summary. Woodside urges holders to review the Woodside Deposit Agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of Woodside ADSs but that may not be contained in the Woodside Deposit Agreement.

Rights of Holders and Beneficial Owners of Woodside ADSs

Each Woodside ADS represents the right to receive, and to exercise the beneficial ownership interests in, one (1) fully paid Woodside Share that is on deposit with the Woodside Depositary and/or the Woodside Custodian. A Woodside ADS also represents the right to receive, and to exercise the beneficial ownership interests in, any other property (such as securities, cash or other property) received by the Woodside Depositary or the Woodside Custodian on behalf of the beneficial owner of the Woodside ADS but that has not been distributed to the beneficial owners of Woodside ADSs because of legal restrictions or practical considerations. Woodside and the Woodside Depositary may agree to change the ADS-to-share ratio by amending the Woodside

Deposit Agreement. This amendment may give rise to, or change, the depositary fees payable by holders and beneficial owners of Woodside ADSs. The Woodside Custodian, the Woodside Depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of Woodside ADSs. The deposited property does not constitute the proprietary assets of the Woodside Depositary, the Woodside Custodian or their nominees. Beneficial ownership in the deposited property will, during the term of the Woodside Deposit Agreement, be vested in the beneficial owners of the Woodside ADSs. The Woodside Depositary, the Woodside Custodian and their respective nominees will be the record holders of the deposited property represented by the Woodside ADSs for the benefit of the holders and beneficial owners of the corresponding Woodside ADSs. A beneficial owner of Woodside ADSs may or may not be the holder of Woodside ADSs. Beneficial owners of Woodside ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the Woodside ADSs, registered holders of the Woodside ADSs (on behalf of the applicable beneficial owners of Woodside ADS), only through the Woodside Depositary, and the Woodside Depositary (on behalf of the holders and beneficial owners of the corresponding Woodside ADSs) directly, or indirectly, through the Woodside Custodian or their respective nominees, in each case upon the terms of the Woodside Deposit Agreement.

Holders or beneficial owners of Woodside ADSs will become a party to the Woodside Deposit Agreement and therefore will be bound to its terms and to the terms of any ADR that represents such Woodside ADSs. The Woodside Deposit Agreement and the ADR specify Woodside’s rights and obligations as well as rights and obligations as a holder or beneficial owner of Woodside ADSs and those of the Woodside Depositary. Woodside ADS holders appoint the Woodside Depositary to act on their behalf in certain circumstances as an attorney-in-fact.

In addition, applicable laws and regulations may require holders to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. Woodside ADS holders are solely responsible for complying with such reporting requirements and obtaining such approvals. None of the Woodside Depositary, the Woodside Custodian, Woodside or any of their respective agents or affiliates shall be required to take any actions whatsoever on Woodside ADS holders’ behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

Woodside will not treat holders or beneficial owners of Woodside ADSs as Woodside Shareholders and they will not have direct shareholder rights. The Woodside Depositary will hold on Woodside ADS holders’ behalf the shareholder rights attached to the Woodside Shares underlying such Woodside ADSs. Holders or beneficial owners of Woodside ADSs will be able to exercise the shareholders rights for the Woodside Shares represented by the Woodside ADSs through the Woodside Depositary only to the extent contemplated in the Woodside Deposit Agreement. To exercise any shareholder rights not contemplated in the Woodside Deposit Agreement holders or beneficial owners of Woodside ADSs will need to arrange for the cancellation of such Woodside ADSs in accordance with the Woodside Deposit Agreement and become a direct shareholder.

Manner of Holding Woodside ADSs

The manner in which holders own the Woodside ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated Woodside ADSs) may affect such holder’s rights and obligations, and the manner in which, and extent to which, the Woodside Depositary’s services are made available to such holder. Owners of Woodside ADSs may hold their Woodside ADSs either by means of an ADR registered in such owner’s name, through a brokerage or safekeeping account, or through an account established by the Woodside Depositary in such owner’s name reflecting the registration of uncertificated Woodside ADSs directly on the books of the Woodside Depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of Woodside ADSs by the Woodside Depositary. Under the direct registration system, ownership of Woodside ADSs is evidenced by periodic statements issued by the Woodside Depositary to the holders of the Woodside ADSs. The direct registration system includes automated transfers between the Woodside Depositary and The Depository

Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If a holder decides to hold Woodside ADSs through a brokerage or safekeeping account, such holder must rely on the procedures of the broker or bank to assert the holder’s rights as a beneficial owner of Woodside ADSs. Banks and brokers typically hold securities such as the Woodside ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit such holder’s ability to exercise rights as a beneficial owner of Woodside ADSs. Woodside ADS holders should consult with their broker or bank if they have any questions concerning these limitations and procedures. All Woodside ADSs held through DTC will be registered in the name of a nominee of DTC (currently Cede & Co.). This summary description assumes the holder has opted to own the Woodside ADSs directly by means of a Woodside ADS registered in such holder’s name and, as such, Woodside will refer to Woodside ADS holders as the “holder.”

The registration of the Woodside Shares in the name of the Woodside Depositary or the Woodside Custodian will, to the maximum extent permitted by applicable law, vest in the Woodside Depositary or the Woodside Custodian the record ownership in the applicable Woodside Shares with the beneficial ownership rights and interests in such Woodside Shares being at all times vested with the beneficial owners of the Woodside ADSs representing the Woodside Shares. The Woodside Depositary or the Woodside Custodian will at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the Woodside ADSs representing the deposited property.

Dividends and Distributions

Holders of Woodside ADSs generally have the right to receive the distributions Woodside makes on the securities deposited with the Woodside Custodian. A holder’s receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of Woodside ADSs will receive such distributions under the terms of the Woodside Deposit Agreement in proportion to the number of Woodside ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever Woodside makes a cash distribution for the securities on deposit with the Woodside Custodian, Woodside will give prior notice to the Woodside Depositary and Woodside will deposit the funds with the Woodside Custodian. Upon receipt of confirmation of the deposit of the requisite funds, the Woodside Depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, in accordance with the terms of the Woodside Deposit Agreement.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The Woodside Depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the Woodside Custodian in respect of securities on deposit.

The distribution of cash will be made in accordance with the record date set by the Woodside Depositary (if applicable) and will be net of the fees, expenses and taxes and governmental charges payable by holders under the terms of the Woodside Deposit Agreement. The Woodside Depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of Woodside ADSs until the distribution can be effected or the funds that the Woodside Depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever Woodside pays a dividend in or makes a free distribution of Woodside Shares for the securities on deposit with the Woodside Custodian, Woodside will give prior notice to the Woodside Depositary and Woodside will deposit the applicable number of Woodside Shares with the Woodside Custodian. Upon receipt of confirmation of such deposit, the Woodside Depositary will, in accordance with the record date established by the Woodside Depositary, either (i) distribute to holders (in proportion to the number of Woodside ADSs held) new Woodside ADSs representing the Woodside Shares deposited by Woodside with the Woodside Custodian or (ii) modify the ADS-to-share ratio, in which case each Woodside ADS held will represent rights and interests in the additional Woodside Shares so deposited. Only whole new Woodside ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new Woodside ADSs or the modification of the ADS-to-share ratio upon a distribution of Woodside Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Woodside Deposit Agreement. In order to pay such taxes or governmental charges, the Woodside Depositary may sell all or a portion of the new Woodside Shares so distributed.

No such distribution of new Woodside ADSs will be made if it would violate a law (e.g., the U.S. securities laws). If the Woodside Depositary does not distribute new Woodside ADSs as described above, it may sell the Woodside Shares received upon the terms described in the Woodside Deposit Agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever Woodside intends to distribute rights to subscribe for additional Woodside Shares, Woodside will give prior notice to the Woodside Depositary and Woodside will assist the Woodside Depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional Woodside ADSs to holders.

The Woodside Depositary will establish procedures to distribute rights to subscribe for additional Woodside ADSs to holders in accordance with the record date set by the Woodside Depositary and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of Woodside ADSs, and if Woodside provides reasonably satisfactory documentation contemplated in the Woodside Deposit Agreement (such as opinions to address the lawfulness of the transaction). Holders of Woodside ADSs may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new Woodside ADSs upon the exercise of their rights. The Woodside Depositary is not obligated to establish procedures to facilitate the exercise by holders of rights to subscribe for new Woodside Shares other than in the form of Woodside ADSs.

The Woodside Depositary will not distribute the rights to a holder if:

•	Woodside does not timely request that the rights be distributed to such holder or Woodside requests that the rights not be distributed to such holder; or

•	Woodside fails to deliver reasonably satisfactory documents to the Woodside Depositary; or

•	The Woodside Depositary determines it is not reasonably practicable to distribute the rights.

The Woodside Depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale (net of the fees, expenses and taxes and governmental charges payable by holders under the terms of the Woodside Deposit Agreement) will be distributed to holders as in the case of a cash distribution. If the Woodside Depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever Woodside intends to distribute a dividend payable at the election of shareholders either in cash or in additional shares, Woodside will give prior notice thereof to the Woodside Depositary and will indicate whether Woodside wishes the elective distribution to be made available to holders of Woodside ADSs. In such case, Woodside will assist the Woodside Depositary in determining whether such distribution is lawful and reasonably practicable.

The Woodside Depositary will make the election available to Woodside ADS holders only if it is reasonably practicable and if Woodside has provided reasonably satisfactory documentation contemplated in the Woodside Deposit Agreement. In such case, the Woodside Depositary will establish procedures to enable holders to elect to receive either cash or additional Woodside ADSs, in each case as described in the Woodside Deposit Agreement and in accordance with the record date determined by the Woodside Depositary.

If the election is not made available to a Woodside ADS holder, such holder will receive either cash or additional Woodside ADSs, depending on what a shareholder in Australia would receive upon failing to make an election, as more fully described in the Woodside Deposit Agreement.

Other Distributions

Whenever Woodside intends to distribute property other than cash, Woodside Shares or rights to subscribe for additional Woodside Shares, Woodside will notify the Woodside Depositary in advance and will indicate whether Woodside wishes such distribution to be made to holders of Woodside ADSs. If so, Woodside will assist the Woodside Depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to Woodside ADS holders and if Woodside provides to the Woodside Depositary reasonably satisfactory documentation contemplated in the Woodside Deposit Agreement, the Woodside Depositary will distribute the property to the holders (in proportion to the number of Woodside ADSs held respectively) in a manner it deems practicable and in accordance with the record date determined by the Woodside Depositary.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the Woodside Deposit Agreement. In order to pay such taxes and governmental charges, the Woodside Depositary may sell all or a portion of the property received.

The Woodside Depositary will not distribute the property to Woodside ADS holders and will sell the property if:

•	Woodside does not request that the property be distributed to Woodside ADS holders or if Woodside requests that the property not be distributed to Woodside ADS holders; or

•	Woodside does not deliver reasonably satisfactory documents to the Woodside Depositary; or

•	The Woodside Depositary determines that all or a portion of the distribution to Woodside ADS holders is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever Woodside decides to redeem any of the securities on deposit with the Woodside Custodian, Woodside will notify the Woodside Depositary in advance. If it is practicable and if Woodside provides reasonably satisfactory documentation contemplated in the Woodside Deposit Agreement, the Woodside Depositary will provide notice of the intended exercise by Woodside of the redemption rights to the holders.

The Woodside Custodian will be instructed to surrender the Woodside Shares being redeemed against payment of the applicable redemption price. The Woodside Depositary will convert into U.S. dollars upon the terms of the Woodside Deposit Agreement any redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their Woodside ADSs to the Woodside Depositary. Woodside ADS holders may have to pay fees, expenses, taxes and other governmental charges upon the redemption of their Woodside ADSs. If less than all Woodside ADSs are being redeemed, the Woodside ADSs to be retired will be selected by lot or on a pro rata basis, as the Woodside Depositary may determine.

Changes Affecting Woodside Shares

The Woodside Shares held on deposit for Woodside ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Woodside Shares or a recapitalization, reorganization, merger, consolidation or sale of assets of Woodside.

If any such change were to occur, the Woodside ADSs would, to the extent permitted by law and the Woodside Deposit Agreement, represent the right to receive the property received or exchanged in respect of the Woodside Shares held on deposit. The Woodside Depositary may in such circumstances deliver new Woodside ADSs to holders, amend the Woodside Deposit Agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of existing Woodside ADSs for new Woodside ADSs and take any other actions that are appropriate to reflect as to the Woodside ADSs the change affecting the Woodside Shares. If the Woodside Depositary may not lawfully distribute such property to all holders, the Woodside Depositary may sell such property and distribute the net proceeds (net of the fees, expenses and taxes and governmental charges payable by holders under the terms of the Woodside Deposit Agreement) to Woodside ADS holders as in the case of a cash distribution.

Issuance of Woodside ADSs upon Deposit of Woodside Shares

The New Woodside Shares being distributed to holders of BHP ADSs in the Merger will be deposited with the Woodside Custodian. Upon receipt of confirmation of such deposit, the Woodside Depositary will issue and deliver the corresponding New Woodside ADSs to the BHP Depositary, subject to payment of the applicable Woodside Depositary and BHP Depositary fees, taxes and expenses. The BHP Depositary has confirmed that it will distribute such Woodside ADSs to holders of BHP ADSs as of the ADS Distribution Record Date pursuant to the terms of the BHP Deposit Agreement. No fractional New Woodside ADSs will be distributed to holders of BHP ADSs. All fractional entitlements to New Woodside ADSs will be aggregated and sold by the BHP Depositary and the net cash proceeds (after deduction of applicable fees, taxes and expenses) will be distributed to the BHP ADS holders entitled thereto. The BHP Depositary will announce the ADS Distribution Record Date for holders of BHP ADSs entitled to receive New Woodside ADSs. The distribution of New Woodside ADSs will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the BHP Deposit Agreement. In order to pay such taxes or governmental charges, the BHP Depositary may sell all or a portion of the New Woodside ADSs so distributed.

The Woodside Depositary also may create Woodside ADSs on behalf of Woodside Shareholders who deposit Woodside Shares with the Woodside Custodian. The Woodside Depositary will deliver these Woodside ADSs to the person indicated by the depositing shareholder (or broker) only after any applicable issuance fees and any charges and taxes payable for the transfer of the Woodside Shares to the Woodside Custodian have been paid. The ability to deposit Woodside Shares and receive Woodside ADSs may be limited by U.S. and Australia legal considerations applicable at the time of deposit.

The issuance of Woodside ADSs may be delayed until the Woodside Depositary or the Woodside Custodian receives confirmation that all required approvals have been given and that the Woodside Shares have been duly transferred to the Woodside Custodian. The Woodside Depositary will only issue Woodside ADSs in whole numbers.

Holders of Woodside Shares making a deposit of Woodside Shares will be responsible for transferring good and valid title of such Woodside Shares to the Woodside Depositary. As such, the depositing holder will be deemed to represent and warrant that:

•	The Woodside Shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Woodside Shares have been validly waived or exercised.

•	The depositing Woodside Shareholder (or broker) is duly authorized to deposit the Woodside Shares.

•

The Woodside Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the Woodside ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the Woodside Deposit Agreement).

•	The Woodside Shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are false in any way, Woodside and the Woodside Depositary may, at the depositing Woodside Shareholder’s (or broker’s) cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of Woodside ADRs

Woodside ADR holders will be entitled to transfer, combine or split up Woodside ADRs and the Woodside ADSs evidenced thereby. For transfers of Woodside ADRs, Woodside ADS holders will have to surrender the Woodside ADRs to the Woodside Depositary and also must:

•	ensure that the surrendered Woodside ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures;

•	provide any transfer stamps required by the State of New York or the United States; and

•

pay all applicable fees, charges, expenses, taxes and other government charges payable by Woodside ADR holders pursuant to the terms of the Woodside Deposit Agreement, upon the transfer of Woodside ADRs.

To have Woodside ADRs either combined or split up, holders must surrender the Woodside ADRs in question to the Woodside Depositary with the request to have them combined or split up, and must pay all applicable fees, charges, expenses, taxes and other government charges payable by Woodside ADR holders, pursuant to the terms of the Woodside Deposit Agreement, upon a combination or split up of Woodside ADRs.

Withdrawal of Woodside Shares Upon Cancellation of Woodside ADSs

Woodside ADS holders will be entitled to present Woodside ADSs to the Woodside Depositary for cancellation and then receive the corresponding number of underlying Woodside Shares represented by such Woodside ADSs at the Woodside Custodian’s offices. The ability to withdraw the Woodside Shares held in respect of the Woodside ADSs may be limited by U.S. and Australian legal considerations applicable at the time of withdrawal. In order to withdraw the Woodside Shares represented by Woodside ADSs, holders will be required to pay to the Woodside Depositary the fees for cancellation of Woodside ADSs and any charges, expenses, taxes and governmental charges payable upon the transfer of the Woodside Shares. Woodside ADS holders assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the Woodside ADSs will not have any rights under the Woodside Deposit Agreement.

Woodside ADS holders who hold Woodside ADSs registered in their name may be asked to provide proof of identity and genuineness of any signature and such other documents as the Woodside Depositary may deem appropriate before it will cancel such Woodside ADSs. The withdrawal of the Woodside Shares represented by the Woodside ADSs may be delayed until the Woodside Depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Woodside ADS holders should keep in mind that the Woodside Depositary will only accept Woodside ADSs for cancellation that represent a whole number of securities on deposit.

Woodside ADS holders will have the right to withdraw the securities represented by their Woodside ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the Woodside Shares or Woodside ADSs are closed, or (ii) Woodside Shares are immobilized on account of a Woodside shareholders meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to Woodside ADSs or the withdrawal of securities on deposit.

The Woodside Deposit Agreement may not be modified to impair the right to withdraw the securities represented by the Woodside ADSs except to comply with mandatory provisions of law.

Voting Rights

Woodside ADS holders generally have the right under the Woodside Deposit Agreement to instruct the Woodside Depositary to exercise the voting rights for the Woodside Shares represented by their Woodside ADSs. The voting rights of holders of Woodside Shares are described in Section 4.10 of the Woodside Deposit Agreement.

At Woodside’s request, the Woodside Depositary will distribute to holders any notice of Woodside shareholders meetings received from Woodside together with information explaining how to instruct the Woodside Depositary to exercise the voting rights of the securities represented by Woodside ADSs. In lieu of distributing such materials, the Woodside Depositary may distribute to holders of Woodside ADSs instructions on how to retrieve such materials upon request.

If the Woodside Depositary timely receives voting instructions from a holder of Woodside ADSs, it will endeavor to vote (or cause the Woodside Custodian to vote) the securities (in person or by proxy) represented by the holder’s Woodside ADSs in accordance with such voting instructions.

If the Woodside Depositary does not receive a holder’s voting instructions in a timely manner, such Woodside ADS holder’s ADS will not be voted.

Please note that the ability of the Woodside Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. Woodside cannot assure Woodside ADS holders that they will receive voting materials in time to enable them to return voting instructions to the Woodside Depositary in a timely manner.

Fees and Charges

Woodside ADS holders will be required to pay the following fees under the terms of the Woodside Deposit Agreement:

Service	Fees
• Issuance of Woodside ADSs upon deposit of Woodside Shares (excluding issuances as a result of distributions described in the fourth bullet, below).	Up to $0.05 per Woodside ADS issued.

• Delivery of deposited property against surrender of Woodside ADSs.	Up to $0.05 per Woodside ADS surrendered.

• Distribution of cash dividends or other cash distributions (e.g., sale of rights and other entitlements).	Up to $0.05 per Woodside ADS held.

• Distribution of Woodside ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional Woodside ADSs.	Up to $0.05 per Woodside ADS held.

• Distribution of securities other than Woodside ADSs or rights to purchase additional Woodside ADSs (e.g., upon a spin-off)	Up to $0.05 per Woodside ADS held.

• ADS Services.	Up to $0.05 per Woodside ADS held on the applicable record date(s) established by the Woodside Depositary.

Woodside ADS holders will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of Woodside Shares on the share register and applicable to transfers of Woodside Shares to or from the name of the Woodside Custodian, the Woodside Depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•

the fees, expenses, spreads, taxes and other charges of the Woodside Depositary and/or service providers (which may be a division, branch or affiliate of the Woodside Depositary) in the conversion of foreign currency;

•

the expenses incurred by the Woodside Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Woodside Shares, Woodside ADSs and Woodside ADRs; and

•	the fees and expenses incurred by the Woodside Depositary, the Woodside Custodian, or any nominee in connection with the servicing or delivery of deposited property.

The Woodside ADS fees and charges described above are payable upon (i) deposit of Woodside Shares against issuance of Woodside ADSs and (ii) surrender of Woodside ADSs for cancellation and withdrawal of deposited property. Such fees and charges will be payable by the person to whom the Woodside ADSs so issued are delivered by the Woodside Depositary (in the case of Woodside ADS issuances) and by the person who delivers the Woodside ADSs for cancellation to the Woodside Depositary (in the case of Woodside ADS cancellations). In the case of Woodside ADSs issued by the Woodside Depositary into DTC, the Woodside ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the Woodside ADSs being issued or the DTC participant(s) surrendering the Woodside ADSs to the Woodside Depositary for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. Woodside ADS fees and charges in respect of distributions and the Woodside ADS service fee are charged to the holders as of the applicable Woodside ADS record date. In the case of distributions of cash, the amount of the applicable Woodside ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the Woodside ADS service fee, holders as of the Woodside ADS record date will be invoiced for the amount of the Woodside ADS fees and charges and such Woodside ADS fees and charges may be deducted from distributions made to holders of Woodside ADSs. For Woodside ADSs held through DTC, the Woodside ADS fees and charges for distributions other than cash and the Woodside ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such Woodside ADS fees and charges to the beneficial owners for whom they hold Woodside ADSs.

In the event of refusal to pay the Woodside Depositary fees, the Woodside Depositary may, under the terms of the Woodside Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the Woodside Depositary fees from any distribution to be made to the Woodside ADS holder. Certain depositary fees and charges (such as the Woodside ADS services fee) may become payable shortly after the closing of the Merger. Note that the fees and charges holders may be required to pay may vary over time and may be changed by Woodside and by the Woodside Depositary. Woodside ADS holders will receive prior notice of such changes. The Woodside Depositary may reimburse Woodside for certain expenses incurred by Woodside in respect of the Woodside ADR Program by making available a portion of the Woodside ADS fees charged in respect of the Woodside ADR Program or otherwise, upon such terms and conditions as Woodside and the Woodside Depositary agree from time to time.

Amendments and Termination of Woodside Deposit Agreement

Woodside may agree with the Woodside Depositary to modify the Woodside Deposit Agreement at any time without the consent of Woodside ADS holders. Any amendment which imposes or increases any fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and other governmental charges) or which otherwise materially prejudices any substantial existing right of Woodside ADS holders will not become effective until thirty days following notice of such amendment to the holders. Woodside will not consider to be materially prejudicial to holders’ substantial rights any modifications or supplements that are reasonably necessary for the Woodside ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges holders are required to pay. In addition, Woodside may not be able to provide Woodside ADS holders with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

Woodside ADS holders will be bound by the modifications to the Woodside Deposit Agreement if they continue to hold Woodside ADSs after the modifications to the Woodside Deposit Agreement become effective. The Woodside Deposit Agreement cannot be amended to prevent holders from withdrawing the Woodside Shares represented by their Woodside ADSs (except in order to comply with mandatory provisions of applicable law).

Woodside has the right to direct the Woodside Depositary to terminate the Woodside Deposit Agreement. Similarly, the Woodside Depositary may in certain circumstances on its own initiative terminate the Woodside Deposit Agreement. In either case, the Woodside Depositary must give notice to the holders at least 30 days before termination. Until termination, holders’ rights under the Woodside Deposit Agreement will be unaffected.

After termination, the Woodside Depositary will continue to collect distributions received (but will not distribute any such property until a holder requests the cancellation of its Woodside ADSs) and may sell the securities held on deposit. After the sale, the Woodside Depositary will hold the proceeds from such sale and any other funds then held for the holders of Woodside ADSs uninvested. At that point, the Woodside Depositary will have no further obligations to holders other than to account for the funds then held for the holders of Woodside ADSs still outstanding (after deduction of applicable fees, taxes and expenses), along with indemnification obligations.

In connection with any termination of the Woodside Deposit Agreement, the Woodside Depositary may make available to owners of Woodside ADSs a means to withdraw the Woodside Shares represented by Woodside ADSs and to direct the deposit of such Woodside Shares into an unsponsored American Depositary Share program established by the Woodside Depositary. The ability to receive unsponsored American Depositary Shares upon termination of the Woodside Deposit Agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American Depositary Shares and the payment of applicable depositary fees.

Books of Depositary

The Woodside Depositary will maintain Woodside ADS holder records at its depositary office. Woodside ADS holders may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Woodside ADSs and the Woodside Deposit Agreement.

The Woodside Depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of Woodside ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The Woodside Deposit Agreement limits Woodside’s obligations and the Woodside Depositary’s obligations to holders. Woodside ADS holders should note the following:

•	Woodside and the Woodside Depositary are obligated only to take the actions specifically stated in the Woodside Deposit Agreement without negligence or bad faith.

•

The Woodside Depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the Woodside Deposit Agreement.

•

The Woodside Depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to holders on Woodside’s behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Woodside Shares, for the validity or worth of the Woodside Shares, for any tax consequences that result from the ownership of Woodside ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the Woodside Deposit Agreement, for the timeliness of any of Woodside’s notices or for Woodside’s failure to give notice.

•	Woodside and the Woodside Depositary will not be obligated to perform any act that is inconsistent with the terms of the Woodside Deposit Agreement.

•

Woodside and the Woodside Depositary disclaim any liability if Woodside or the Woodside Depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Woodside Deposit Agreement, by reason of any provision, present or future, of any law or regulation, or by reason of present or future provision of any provision of Woodside’s governing documents or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond Woodside’s control.

•

Woodside and the Woodside Depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the Woodside Deposit Agreement or in Woodside’s governing documents or in any provisions of or governing the securities on deposit.

•

Woodside and the Woodside Depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Woodside Shares for deposit, any holder of Woodside ADSs or authorized representatives thereof, or any other person believed by either of them in good faith to be competent to give such advice or information.

•

Woodside and the Woodside Depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Woodside Shares but is not, under the terms of the Woodside Deposit Agreement, made available to holders of Woodside ADSs.

•

Woodside and the Woodside Depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	Woodside and the Woodside Depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the Woodside Deposit Agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the Woodside Deposit Agreement.

•	Nothing in the Woodside Deposit Agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among Woodside, the Woodside Depositary and any Woodside ADS holder.

•

Nothing in the Woodside Deposit Agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to Woodside or the Woodside ADS owners have interests, and nothing in the Woodside Deposit Agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to Woodside or to the Woodside ADS owners, or to account for any payment received as part of those transactions.

As the above limitations relate to Woodside’s obligations and the Woodside Depositary’s obligations to holders under the Woodside Deposit Agreement, Woodside believes that, as a matter of construction of the clause, such limitations would likely to continue to apply to Woodside ADS holders who withdraw the Woodside Shares from the Woodside ADS facility with respect to obligations or liabilities incurred under the Woodside Deposit Agreement before the cancellation of the Woodside ADSs and the withdrawal of the Woodside Shares, and such limitations would most likely not apply to Woodside ADS holders who withdraw the Woodside Shares from the Woodside ADS facility with respect to obligations or liabilities incurred after the cancellation of the Woodside ADSs and the withdrawal of the Woodside Shares and not under the Woodside Deposit Agreement.

In any event, Woodside ADS holders will not be deemed, by agreeing to the terms of the Woodside Deposit Agreement, to have waived Woodside’s or the Woodside Depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, Woodside ADS holders cannot waive Woodside’s or the Woodside Depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

Woodside ADS holders will be responsible for the taxes and other governmental charges payable on the Woodside ADSs and the securities represented by the Woodside ADSs. Woodside, the Woodside Depositary and the Woodside Custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. Woodside ADS holders will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The Woodside Depositary may refuse to issue Woodside ADSs, to deliver, transfer, split and combine Woodside ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The Woodside Depositary and the Woodside Custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on holders’ behalf. However, holders may be required to provide to the Woodside Depositary and to the Woodside Custodian proof of taxpayer status and residence and such other information as the Woodside Depositary and the Woodside Custodian may require to fulfill legal obligations. Holders are required to indemnify Woodside, the Woodside Depositary and the Woodside Custodian for any claims with respect to taxes based on any tax benefit obtained for holders.

Foreign Currency Conversion

The Woodside Depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the Woodside Deposit Agreement. Woodside ADS holders may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the Woodside Depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law

The Woodside Deposit Agreement, the Woodside ADRs and the Woodside ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Woodside Shares (including Woodside Shares represented by Woodside ADSs) are governed by the laws of Australia.

Woodside ADS holders irrevocably agree that any legal action arising out of the Woodside Deposit Agreement, the Woodside ADSs or the Woodside ADRs, involving Woodside or the Woodside Depositary, may be instituted in a state or federal court in the city of New York, and Woodside and the Woodside Depositary has each irrevocably submitted to the non-exclusive jurisdiction of such courts.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

There are no related party transactions or relationships involving Woodside or the Woodside Directors and Executive Officers.

BENEFICIAL OWNERSHIP OF WOODSIDE SECURITIES

The following table sets forth certain information regarding the beneficial ownership of Woodside Shares as of 31 December 2021, without giving effect to the Merger, by:

•	each person known by Woodside to be the beneficial owner of more than 5% of outstanding Woodside Ordinary Shares; and

•	each person expected to be an officer or director of the Merged Group following Implementation.

As of 31 December 2021, there were a total of 969,631,826 Woodside Shares issued and outstanding. Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to all Woodside Shares beneficially owned by them.

For each individual, this percentage includes the Woodside Shares of which such individual has the right to acquire beneficial ownership either currently or within sixty days of this prospectus, including, but not limited to, upon the exercise of a stock option; however, such Woodside Shares will not be deemed outstanding for the purpose of computing the percentage owned by any other individual. All shares are a single class with equal rights to dividends, capital, distributions and voting. Woodside does not have authorized capital nor par value in relation to its issued shares. Unless otherwise noted, the business address of each of the following entities or individuals is c/o Woodside Petroleum Ltd., Mia Yellagonga 11 Mount Street, Perth, Western Australia 6000, Australia.

Names of Beneficial Owner	Number of Woodside Shares	Percentage Owned†
5% Stockholders:
Blackrock Group and its subsidiaries (1)	57,411,550	5.92%
State Street Corporation and subsidiaries (2)	50,409,641	5.20%
Executive Director
Meg O’Neill (3)	229,652	*
Non-Executive Directors
Richard Goyder, AO (4)	23,634	*
Larry Archibald (5)	11,977	*
Frank Cooper, AO (6)	13,450	*
Swee Chen Goh (7)	12,786	*
Ian Macfarlane (8)	10,329	*
Christopher Haynes, OBE (9)	14,598	*
Ann Pickard (10)	14,206	*
Gene Tilbrook (11)	7,949	*
Sarah Ryan (12)	11,910	*
Ben Wyatt	—	—
Senior Executives
Graham Tiver	—	—
Shiva McMahon	—	—
Fiona Hick (13)	49,512	*

*	Represents beneficial ownership of less than one percent (1%) of the outstanding Woodside Shares.
†	Share ownership percentages are based on 969,631,826 Woodside Shares outstanding as of 31 December 2021.
(1)

This information is derived from the Notice of Change of Interests of Substantial Holder filed by the Blackrock Group with the ASX on May 30, 2019, indicating ownership of Woodside’s shares as of such date. BlackRock, Inc. reports that the following of its subsidiaries acquired the shares: BlackRock (Netherlands) B.V., BlackRock (Singapore) Limited, BlackRock Advisors (UK) Limited, BlackRock

Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Deutschland AG, BlackRock Asset Management North Asia Limited, BlackRock Capital Management, Inc., BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Limited, BlackRock Investment Management, LLC and BlackRock Japan Co., Ltd. The address of BlackRock Inc. is 55 East 52nd Street, New York, NY 10055.
(2)

This information is derived from the Notice of Initial Substantial Holder filed by State Street Corporation with the ASX on November 8, 2021, indicating ownership of Woodside’s shares as of such date. State Street Corporation reports that the following of its subsidiaries acquired the shares: SSGA Funds Management, Inc., State Street Global Advisors (Japan) Co., Ltd., State Street Global Advisors Asia Limited, State Street Global Advisors Europe Limited, State Street Global Advisors Ireland Limited, State Street Global Advisors Limited, State Street Global Advisors Singapore Limited, State Street Global Advisors Trust Company, State Street Global Advisors, Australia, Limited, State Street Global Advisors, Inc., State Street Global Advisors, Ltd. and State Street Bank and Trust Company. The address of State Street Corporation is Channel Center, 1 Iron Street, Boston, MA 02210.

(3)	Includes (i) 133,366 Woodside Shares held by Ms. O’Neill as holder of record and (ii) 96,286 Restricted Shares held by CPU Share Plans Pty Ltd as trustee under the EIS.
(4)

Consists of (i) 20,300 Woodside Shares held by Invia Custodian Pty Limited as trustee for the Warrangi Trust and (ii) 3,334 Woodside Shares held by Invia Custodian Pty Limited as trustee for the R & J Goyder Superannuation Fund. Mr. Goyder has a beneficial interest in these shares.

(5)	Held for the benefit of Mr. Archibald by CPU Share Plans Pty Ltd as trustee of the Non-Executive Directors’ Share Plan under the EIS.
(6)	Held for the benefit of Mr. Cooper by CPU Share Plans Pty Ltd as trustee of the Non-Executive Directors’ Share Plan under the EIS.
(7)	Held for the benefit of Ms. Goh by CPU Share Plans Pty Ltd at trustee of the Non-Executive Directors’ Share Plan under the EIS.
(8)	Held for the benefit of Mr. Macfarlane by CPU Share Plans Pty Ltd as trustee of the Non-Executive Directors’ Share Plan under the EIS.
(9)	Held for the benefit of Dr. Haynes by CPU Share Plans Pty Ltd as trustee of the Non-Executive Directors’ Share Plan under the EIS.
(10)	Held for the benefit of Ms. Pickard by CPU Share Plans Pty Ltd as trustee of the Non-Executive Directors’ Share Plan under the EIS.
(11)

Includes (i) 4,751 Woodside Shares directly held by Mr. Tilbrook as holder of record and (ii) 2,402 Woodside Shares held by Invia Custodian Pty Limited, pursuant to which Mr. Tilbrook has a beneficial interest.

(12)	Held for the benefit of Dr. Ryan by CPU Share Plans Pty Ltd as trustee of the Non-Executive Directors’ Share Plan under the EIS.
(13)	Includes 42,470 Restricted Shares.

LEGAL MATTERS

The validity of the New Woodside Shares, including the New Woodside Shares underlying the New Woodside ADSs, to be issued in connection with the Merger will be passed upon for Woodside by King & Wood Mallesons (AU), counsel to Woodside as to Australian law.

Vinson & Elkins L.L.P., U.S. counsel for Woodside, represented Woodside in connection with the Merger and the preparation of this prospectus.

EXPERTS

The audited consolidated financial statements of Woodside Petroleum Ltd. as of 31 December 2021 and 2020 and for the years ended 31 December 2021, 2020 and 2019 appearing in this prospectus and registration statement on Form F-4 have been audited by Ernst & Young, an independent auditor, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report and given on the authority of such firm as experts in accounting and auditing.

The audited combined financial statements of the BHP Petroleum as of 30 June 2021 and 2020 and for the years ended 30 June 2021 and 2020 appearing in this prospectus and registration statement on Form F-4 have been audited by Ernst & Young, an independent auditor, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report and given on the authority of such firm as experts in accounting and auditing.

The information included herein regarding estimated quantities of proved reserves of Woodside Petroleum Ltd., as of 31 December 2021, 2020 and 2019, are based on the proved reserves report prepared by Netherland, Sewell & Associates, Inc. These estimates are included herein in reliance upon the authority of such firm as an expert in these matters.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Woodside has filed a registration statement on Form F-4 (Registration No. 333-             ) to register with the SEC the New Woodside Shares that Participating BHP Shareholders will receive as Share Consideration in connection with the Merger, including New Woodside Shares underlying the New Woodside ADSs to be issued to holders of BHP ADSs. This prospectus forms a part of such registration statement on Form F-4. The registration statement on Form F-4, including this prospectus and the exhibits attached thereto and incorporated by reference therein, contains additional relevant information about Woodside.

Upon Implementation, Woodside will be subject to certain requirements of the Exchange Act as a “foreign private issuer.” You can read Woodside’s SEC filings, including the registration statement on Form F-4 of which this prospectus forms a part, by visiting the SEC’s website at www.sec.gov.

You may also access the SEC filings and obtain other information about Woodside through the website maintained by Woodside, at www.woodside.com.au. Woodside further publishes annual and half-yearly reports, copies of which can be viewed on the ASX’s website, www2.asx.com.au, and on Woodside’s website. The information contained on these websites is not incorporated by reference into this prospectus.

BHP files annual and reports of a foreign private issuer and other information with the SEC. This information is available for you to review free of through the SEC’s website at www.sec.gov. In addition, BHP’s SEC filings are also available to the public on BHP’s website, www.bhp.com. Information contained on BHP’s website is not incorporated by reference into this prospectus, and you should not consider information contained on that website as part of this registration statement.

Neither Woodside nor BHP has authorized anyone to give any information or make any representation about the Merger that is different from, or in addition to, that contained in this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it as having been authorized by Woodside or BHP. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

This prospectus contains a description of the representations and warranties that each of Woodside and BHP made to the other in the Share Sale Agreement. Representations and warranties made by Woodside and BHP are also set forth in contracts and other documents (including the Share Sale Agreement) that are attached or filed as appendices or exhibits to this prospectus. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the Share Sale Agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Woodside, BHP or their respective businesses. Accordingly, the representations and warranties and other provisions of the Share Sale Agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this prospectus.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Woodside Petroleum Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Woodside Petroleum Ltd (the Group) as of 31 December 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit and Risk Committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimation of restoration provisions

Description of the Matter	As disclosed in Note D.5 to the financial statements, the Group has recorded $2,218 million in restoration provisions as of 31 December 2021.
The calculation of restoration provisions is conducted by specialist engineers and requires judgmental assumptions to be made by the Group regarding removal date, compliance with environmental legislation and regulations, the extent of restoration activities required, including assets remaining in-situ, the engineering methodology for estimating cost and future removal technologies in determining the removal cost.

Australian regulator approval for items remaining in-situ will only be provided towards the end of field life and accordingly, as of December 31, 2021, there is uncertainty whether the Australian regulator will approve plans for these items to be decommissioned in-situ.

Significant assumptions and estimates outlined above are inherently subjective. Changes in these assumptions can lead to significant changes in the restoration provision. In this context, the disclosures in the financial report provide information about the assumptions made in the calculation of the restoration provision and uncertainties as of 31 December 2021. Auditing restoration provisions required complex auditor judgement to assess management’s estimates of the extent, cost and timing of restoration activities.

How We Addressed the Matter in Our Audit	Our procedures included the evaluation of the Group’s process for identifying legal and regulatory obligations for restoration as well as testing the completeness of assets included in the restoration provision.
With the assistance of our environmental specialists, we evaluated the appropriateness of management’s methodology for estimating future costs. For certain restoration provisions for assets within the Group, with the assistance of our environmental specialists, our testing included evaluating, against relevant current legal and regulatory requirements, the extent and cost of restoration activities, including scenario analysis of removal of all or a substantial portion of all assets. We compared the current year cost estimates to those of the prior year and considered management’s explanations where these have changed or deviated. In addition, we compared the timing of future cash outflows against the anticipated completion date for the assets used in the associated reserves estimate and impairment calculation.

We assessed the adequacy of the disclosures within Note D.5 to the consolidated financial statements.

Carrying value of oil and gas properties

Description of the Matter	As disclosed in Note B.3 and B.4 to the financial statements, the Group had $18,434 million in oil and gas properties as of 31 December 2021 and recorded an impairment reversal of $1,058 million related to oil and gas properties during the year then ended. At each reporting period, the Group assesses for each Cash Generating Unit (CGU) whether there are any indicators of impairment or impairment reversal. Where such indicators exist, the Group estimates the recoverable amount of the CGU based on the higher of the value in use (VIU) and fair value less cost to dispose (FVLCD) models for each CGU.

Auditing management’s assessment of the estimate of recoverable value of CGUs was complex due to the high degree of estimation uncertainty in assessing forecasted commodity prices, reserves quantities and discount rates, which are significant assumptions to forecasted future cash flows for each CGU, which form the basis of the VIU and FVLCD models.

How We Addressed the Matter in Our Audit	Our testing of management’s estimates of the recoverable amount for each CGU included, among others, testing the completeness and accuracy of the underlying data used to develop the significant assumptions. We involved our valuation specialists to assist in assessing the reasonableness of commodity prices by comparing the forecasted price assumptions to contractual arrangements, market prices (where available), broker consensus, analyst views and historical performance. In addition, our valuation specialists assisted in testing the discount rates used, including a comparison to external market data. We compared the projected cash flows against approved budgets and plans and performed a retrospective comparison to actual historical data for the material cashflow forecasts to assess the accuracy of the projections. In addition, we performed sensitivity analyses over the significant assumptions used within the estimate of recoverable amounts.

To test the reserve quantities, we involved our oil and gas reserve engineering specialist to assist in the assessment of the reserve estimation methodology against the relevant industry guidance prepared by the Society of Petroleum Engineers and tested significant revisions to reserves.

We assessed the adequacy of the disclosures within Notes B.3 and B.4 of the consolidated financial statements.

/s/ Ernst & Young

We have served as the Group’s auditor since 1954.

Perth, Australia

8 March 2022

Woodside Petroleum Ltd. Audited Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2021, 2020 AND 2019

	Notes	2021 US$m	2020 US$m	2019 US$m
Operating revenue	A.1	6,962	3,600	4,873
Cost of sales	A.1	(3,845)	(2,985)	(2,727)

Gross profit		3,117	615	2,146
Other income	A.1	139	(36)	100
Other expenses	A.1	(811)	(481)	(418)
Impairment losses	A.1	(10)	(5,269)	(737)
Impairment reversals	A.1	1,058	—	—

Profit/(loss) before tax and net finance costs		3,493	(5,171)	1,091
Finance income		27	58	91
Finance costs	A.2	(230)	(327)	(320)

Profit/(loss) before tax		3,290	(5,440)	862
Petroleum resource rent tax (PRRT) benefit	A.5	(297)	439	31
Income tax benefit/(expense)	A.5	(957)	1,026	(511)

Profit/(loss) after tax		2,036	(3,975)	382

Profit/(loss) attributable to:
Equity holders of the parent		1,983	(4,028)	343
Non-controlling interest	E.6	53	53	39

Profit/(loss) for the period		2,036	(3,975)	382

Other comprehensive income/(loss)
Items that may be reclassified to the income statement in subsequent periods:
Gains/(losses) on cash flow hedges	D.6	(390)	(136)	2
Loss on cash flow hedges reclassified to the income statement		66	52	—
Tax recognized within other comprehensive income		(5)	25	—
Items that will not be reclassified to the income statement in subsequent periods:
Remeasurement gains on defined benefit plan		13	2	2

Other comprehensive income/(loss) for the period, net of tax		(316)	(57)	4

Total comprehensive income/(loss) for the period		1,720	(4,032)	386

Total comprehensive income/(loss) attributable to:
Equity holders of the parent		1,667	(4,085)	347
Non-controlling interest		53	53	39

Total comprehensive income/(loss) for the period		1,720	(4,032)	386

Basic earnings/(losses) per share attributable to equity holders of the parent (US cents)	A.4	206.0	(423.5)	36.7

Diluted earnings/(losses) per share attributable to equity holders of the parent (US cents)	A.4	204.1	(423.5)	36.7

The accompanying notes form part of the financial statements.

Woodside Petroleum Ltd. Audited Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 31 DECEMBER 2021 AND 2020

	Notes	2021 US$m	2020 US$m
Current assets
Cash and cash equivalents	C.1	3,025	3,604
Receivables	D.2	368	303
Inventories	D.3	202	125
Other financial assets	D.6	320	172
Other assets		109	48
Non-current assets held for sale	B.6	254	—

Total current assets		4,278	4,252

Non-current assets
Receivables	D.2	686	423
Inventories	D.3	19	40
Other financial assets	D.6	107	54
Other assets		34	55
Exploration and evaluation assets	B.2	614	2,045
Oil and gas properties	B.3	18,434	15,267
Other plant and equipment		215	199
Deferred tax assets	A.5	1,007	1,304
Lease assets	D.7	1,080	984

Total non-current assets		22,196	20,371

Total assets		26,474	24,623

Current liabilities
Payables	D.4	639	505
Interest-bearing liabilities	C.2	277	776
Other financial liabilities	D.6	411	37
Other liabilities		86	136
Provisions	D.5	605	500
Tax payable	A.5	413	46
Lease liabilities	D.7	191	94

Total current liabilities		2,622	2,094

Non-current liabilities
Interest-bearing liabilities	C.2	5,153	5,438
Deferred tax liabilities	A.5	878	549
Other financial liabilities	D.6	161	34
Other liabilities		36	42
Provisions	D.5	2,219	2,407
Lease liabilities	D.7	1,176	1,184

Total non-current liabilities		9,623	9,654

Total liabilities		12,245	11,748

Net assets		14,229	12,875

Equity
Issued and fully paid shares	C.3	9,409	9,297
Shares reserved for employee share plans	C.3	(30)	(23)
Other reserves	C.4	683	1,403
Retained earnings		3,381	1,398

Equity attributable to equity holders of the parent		13,443	12,075

Non-controlling interest	E.6	786	800

Total equity		14,229	12,875

The accompanying notes form part of the financial statements.

Woodside Petroleum Ltd. Audited Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2021, 2020 AND 2019

		Issued and fully paid shares	Shares reserved for employee share plans	Employee benefits reserve	Foreign currency translation reserve	Hedging reserve	Distributable profits reserve	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
NOTES		C.3	C.3	C.4	C.4	C.4	C.4			E.6
	Notes	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 January 2019 (restated)		8,880	(31)	206	793	(14)	—	7,500	17,334	833	18,167

Profit for the period		—	—	—	—	—	—	343	343	39	382
Other comprehensive income		—	—	2	—	2	—	—	4	—	4

Total comprehensive income for the period		—	—	2	—	2	—	343	347	39	386

Dividend reinvestment plan		130	—	—	—	—	—	—	130	—	130
Employee share plan purchases		—	(66)	—	—	—	—	—	(66)	—	(66)
Employee share plan redemptions		—	58	(58)	—	—	—	—	—	—	—
Share-based payments (net of tax)		—	—	61	—	—	—	—	61	—	61
Dividends paid		—	—	—	—	—	—	(1,189)	(1,189)	(80)	(1,269)

At 31 December 2019		9,010	(39)	211	793	(12)	—	6,654	16,617	792	17,409

Transfers		—	—	—	—	—	710	(710)	—	—	—
Profit/(loss) for the period		—	—	—	—	—	—	(4,028)	(4,028)	53	(3,975)
Other comprehensive income/(loss)		—	—	2	—	(59)	—	—	(57)	—	(57)

Total comprehensive income/ (loss) for the period		—	—	2	—	(59)	—	(4,028)	(4,085)	53	(4,032)

Dividend reinvestment plan		264	—	—	—	—	—	—	264	—	264
Shares issued		23	—	—	—	—	—	—	23	—	23
Employee share plan purchases		—	(32)	—	—	—	—	—	(32)	—	(32)
Employee share plan redemptions		—	48	(48)	—	—	—	—	—	—	—
Share-based payments (net of tax)		—	—	54	—	—	—	—	54	—	54
Dividends paid		—	—	—	—	—	(248)	(518)	(766)	(45)	(811)

At 31 December 2020		9,297	(23)	219	793	(71)	462	1,398	12,075	800	12,875

Woodside Petroleum Ltd. Audited Consolidated Financial Statements

		Issued and fully paid shares	Shares reserved for employee share plans	Employee benefits reserve	Foreign currency translation reserve	Hedging reserve	Distributable profits reserve	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
NOTES		C.3	C.3	C.4	C.4	C.4	C.4			E.6
	Notes	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Profit for the period		—	—	—	—	—	—	1,983	1,983	53	2,036
Other comprehensive income/(loss)		—	—	13	—	(329)	—	—	(316)	—	(316)

Total comprehensive income/(loss) for the period		—	—	13	—	(329)	—	1,983	1,667	53	1,720

Dividend reinvestment plan		112	—	—	—	—	—	—	112	—	112
Employee share plan purchases		—	(47)	—	—	—	—	—	(47)	—	(47)
Employee share plan redemptions		—	40	(40)	—	—	—	—	—	—	—
Share-based payments (net of tax)		—	—	40	—	—	—	—	40	—	40
Dividends paid		—	—	—	—	—	(404)	—	(404)	(67)	(471)

At 31 December 2021		9,409	(30)	232	793	(400)	58	3,381	13,443	786	14,229

The accompanying notes form part of the financial statements.

Woodside Petroleum Ltd. Audited Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2021, 2020 AND 2019

	Notes	2021 US$m	2020 US$m	2019 US$m
Cash flows from operating activities
Profit/(loss) after tax for the period		2,036	(3,975)	382
Adjustments for:
Non-cash items
Depreciation and amortisation		1,582	1,730	1,617
Depreciation of lease assets		108	94	86
Change in fair value of derivative financial instruments		31	31	(1)
Net finance costs		203	269	229
Tax (benefit)/expense		1,254	(1,465)	480
Exploration and evaluation written off	B.2	265	2	46
Impairment losses	B.4	10	5,269	737
Impairment reversals	B.4	(1,058)	—	—
Restoration		68	28	77
Onerous contract provision		(95)	347	—
Other		30	(12)	39
Changes in assets and liabilities
Decrease in trade and other receivables		(39)	41	118
Decrease/(increase) in inventories		(4)	51	(21)
Increase in lease assets		(16)	—	—
Increase in provisions		(75)	155	33
Increase in lease liabilities		(25)	40	—
Increase in other assets and liabilities		(128)	(137)	(48)
Decrease in trade and other payables		75	(121)	(11)

Cash generated from operations		4,222	2,347	3,763
Purchases of shares and payments relating to employee share plans		(47)	(32)	(66)
Interest received		11	64	85
Dividends received		6	4	5
Borrowing costs relating to operating activities		(91)	(180)	(157)
Income tax paid		(271)	(331)	(313)
Payments for restoration		(38)	(23)	(12)

Net cash from operating activities		3,792	1,849	3,305

Cash flows used in investing activities
Payments for capital and exploration expenditure		(2,406)	(1,418)	(1,213)
Borrowing costs relating to investing activities		(126)	(57)	(37)
Advances to other external entities		(206)	(110)	—
Proceeds from disposal of non-current assets		9	—	12
Payments for acquisition of joint arrangements	B.5	(212)	(527)	—

Net cash used in investing activities		(2,941)	(2,112)	(1,238)

Cash flows (used in)/from financing activities
Proceeds from borrowings	C.2	—	600	1,700
Repayment of borrowings	C.2	(784)	(83)	(84)
Borrowing costs relating to financing activities		(15)	(21)	(30)
Repayment of lease liabilities		(155)	(71)	(41)
Borrowing costs relating to lease liabilities		(89)	(86)	(89)
Contributions to non-controlling interests		(92)	(111)	(77)
Dividends paid (outside of DRP)		—	—	(852)
Dividends paid (net of DRP)		(289)	(454)	(210)
Net proceeds from share issuance		—	23	—

Net cash (used in)/from financing activities		(1,424)	(203)	317

Net (decrease)/increase in cash held		(573)	(466)	2,384
Cash and cash equivalents at the beginning of the period		3,604	4,058	1,674
Effects of exchange rate changes		(6)	12	—

Cash and cash equivalents at the end of the period	C.1	3,025	3,604	4,058

The accompanying notes form part of the financial statements.

Notes to the Consolidated Financial Statements

About these statements

Woodside Petroleum Ltd. and its controlled entities (Woodside or the Group) is a for- profit entity limited by shares, incorporated and domiciled in Australia. Its shares are publicly traded on the Australian Securities Exchange. The nature of the operations and the principal activities of the Group are described in the main document and in the segment information in Note A.1.

Statement of compliance

The financial statements comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The accounting policies are consistent with those disclosed in the 2020 Financial Statements, except for the impact of all new or amended standards and interpretations adopted with effect from 1 January 2021. The adoption of these standards and interpretations did not result in any significant changes to the Group’s accounting policies, with the exception of International Accounting Standards Board Interest Rate Benchmark Reform – Phase 2 (refer to Note E.7).

Estimates and judgements reflect current market conditions, including the impact of COVID-19. Estimates used for impairment assessments and the measurement of onerous contracts are disclosed in Notes B.4 and D.5 respectively. Given ongoing economic uncertainty, these assumptions could change in the future.

Currency

The functional and presentation currency of Woodside Petroleum Ltd. and all its subsidiaries is the US dollar.

Transactions in foreign currencies are initially recorded in the functional currency of the transacting entity at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated at the rates of exchange ruling at that date. Exchange differences in the consolidated financial statements are taken to the income statement.

Rounding of amounts

The amounts contained in these financial statements have been rounded to the nearest million dollars, unless otherwise stated.

Basis of preparation

The financial statements have been prepared on a historical cost basis, except for derivative financial instruments and certain other financial assets and financial liabilities, which have been measured at fair value or amortised cost adjusted for changes in fair value attributable to the risks that are being hedged in effective hedge relationships. Where not carried at fair value, if the carrying value of financial assets and financial liabilities does not approximate their fair value, the fair value has been included in the notes to the financial statements.

The financial statements comprise the financial results of the Group as at 31 December each year (refer to Note E.6).

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date at which the Group ceases to have control.

Notes to the Consolidated Financial Statements

Basis of preparation (cont.)

The subsidiaries of the Group have the same reporting period and accounting policies as the parent company. All intercompany balances and transactions, including unrealised profits and losses arising from intra-group transactions, have been eliminated in full.

Non-controlling interests are allocated their share of the net profit after tax in the consolidated income statement and their share of other comprehensive income net of tax in the consolidated statement of comprehensive income, and are presented within equity in the consolidated statement of financial position, separately from parent shareholders’ equity.

The consolidated financial statements provide comparative information in respect of the previous period. Where required, a reclassification of items in the financial statements of the previous period has been made in accordance with the classification of items in the financial statements of the current period.

Financial and capital risk management

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework, including review and approval of the Group’s risk management strategy, policy and key risk parameters. The Board of Directors and the Audit and Risk Committee have oversight of the Group’s internal control system and risk management process, including oversight of the internal audit function.

The Group’s management of financial and capital risks is aimed at ensuring that available capital, funding and cash flows are sufficient to:

•	meet the Group’s financial commitments as and when they fall due;

•	maintain the capacity to fund its committed project developments;

•	pay a reasonable dividend; and

•	maintain a long-term credit rating of not less than ‘investment grade’.

The Group monitors and tests its forecast financial position against these criteria and, in general, will undertake hedging activity only when necessary to ensure that these objectives are achieved.

Other circumstances that may lead to hedging activities include the management of exposures relating to trading activities and the underpinning of the economics of a new project. It is, and has been throughout the period, the Group Treasury policy that no speculative trading in financial instruments shall be undertaken.

The below risks arise in the normal course of the Group’s business. Risk information can be found in the following sections:

Section A	Commodity price risk
Section A	Foreign exchange risk
Section C	Capital risk
Section C	Liquidity risk
Section C	Interest rate risk
Section D	Credit risk

Key estimates and judgements

In applying the Group’s accounting policies, management continually evaluates judgements, estimates and assumptions based on experience and other factors, including expectations of future events that may have an

Notes to the Consolidated Financial Statements

Key estimates and judgements (cont.)

impact on the Group. All judgements, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances known to management, and actual results may differ. Significant judgements, estimates and assumptions made by management in the preparation of these financial statements are found in the following notes:

Note A.1	Revenue from contracts with customers
Note A.5	Taxes
Note B.2	Exploration and evaluation
Note B.3	Oil and gas properties
Note B.4	Impairment of exploration and evaluation and oil and gas properties
Note B.5	Significant production and growth assets
Note D.5	Provisions
Note D.6	Other financial assets and liabilities
Note D.7	Leases
Note E.5	Joint arrangements

A. Earnings for the year

This section addresses financial performance of the Group for the reporting period including, where applicable, the accounting policies applied and the key estimates and judgements made. This section also includes the tax position of the Group for and at the end of the reporting period.

Key financial and capital risks in this section

Commodity price risk management

The Group’s revenue is exposed to commodity price fluctuations through the sale of hydrocarbons. Commodity price risks are measured by monitoring and stress testing the Group’s forecast financial position to sustained periods of low oil and gas prices. This analysis is regularly performed on the Group’s portfolio and as required for discrete projects and transactions.

The Group’s management of commodity price risk includes the use of commodity swap derivatives to hedge its exposure (refer to Note D.6). The hedged exposure includes LNG revenue related to produced volumes and revenues derived from trading operations. Commodity swap derivatives protect the Group against downside risk within its strategic and trading portfolio.

As at the reporting date, the Group held hedging financial instruments with a net liability carrying value of $431 million (2020: $9 million) exposed to commodity price risk. An increase in the relevant commodity price of 10% would have decreased the instruments’ carrying value by $255 million, the effect of which would be recognized within reserves and/or the income statement in accordance with hedge accounting application. A 10% decrease would have the same but opposite effect. The analysis assumes that all other variables remain constant (including the price on underlying physical exposures).

Foreign exchange risk management

Foreign exchange risk arises from future commitments, financial assets and financial liabilities that are not denominated in US dollars. The majority of the Group’s revenue is denominated in US dollars. The Group is exposed to foreign currency risk arising from operating and capital expenditure incurred in currencies other than US dollars, particularly Australian dollars.

Notes to the Consolidated Financial Statements

Foreign exchange risk management (cont.)

The Group’s management of foreign exchange risk relating to capital expenditure includes the use of forward exchange contract derivatives to hedge its exposure (refer to Note D.6).

As at the reporting date, the Group held hedging financial instruments with a net asset carrying value of $10 million (2020: nil) exposed to foreign exchange risk.

Measuring the exposure to foreign exchange risk is achieved by regularly monitoring and performing sensitivity analysis on the Group’s financial position.

A reasonably possible change in the exchange rate of the US dollar to the Australian dollar (+12%/-12% (2020: +12%/-12%; 2019: +12%/-12%)), with all other variables held constant, would not have a material impact on the Group’s equity or the profit or loss in the current period. Refer to Notes C1, C2, D2, D4 and D7 for details of the denominations of cash and cash equivalents, interest-bearing liabilities, receivables, payables and lease liabilities held at 31 December 2021.

In order to hedge the foreign exchange risk and interest rate risk (refer to Section C) of a Swiss Franc (CHF) denominated medium term note, Woodside holds a number of cross-currency interest rate swaps (refer to Note C.2 and D.6). The aim of this hedge is to convert the fixed interest CHF bond into variable interest US dollar debt. The Group also entered into foreign exchange forward contracts to fix the Australian dollar to US dollar exchange rate in relation to a portion of the Australian dollar denominated capital expenditure expected to be incurred under the Scarborough development (refer to Note D.6).

A.1	Segment revenue and expenses

Operating segment information

The Group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and in determining the allocation of resources.

The Group has reviewed its operating segments and has identified the Sangomar and Scarborough LNG Development as separate operating segments within Development due to the progress and materiality of the related projects. The 2020 and 2019 amounts have been restated to reflect this change.

Management monitors the performance of the operating results of the segments separately for the purpose of making decisions about resource allocation and performance assessment. The performance of operating segments is evaluated based on profit before tax and net finance costs and is measured in accordance with the Group’s accounting policies.

Financing requirements, including cash and debt balances, finance income, finance costs and taxes are managed at a Group level.

Operating segments outlined below are identified by management based on the nature and geographical location of the business or venture.

Producing

North West Shelf Project – Exploration, evaluation, development, production and sale of liquefied natural gas, pipeline natural gas, condensate and liquefied petroleum gas in assigned permit areas.

Notes to the Consolidated Financial Statements

A.1 Segment revenue and expenses (cont.)

Pluto LNG – Exploration, evaluation, development, production and sale of liquefied natural gas, pipeline natural gas and condensate in assigned permit areas.

Australia Oil – Exploration, evaluation, development, production and sale of crude oil in assigned permit areas (North West Shelf, Greater Enfield and Vincent).

Wheatstone – Exploration, evaluation, development, production and sale of liquefied natural gas, pipeline natural gas and condensate in assigned permit areas.

Development

Scarborough – Exploration, evaluation and development of liquified natural gas, pipeline natural gas and condensate in assigned permit areas.

Sangomar – Exploration, evaluation and development of crude oil in assigned permit areas.

Other Development segments – This segment comprises exploration, evaluation and development of liquefied natural gas, pipeline natural gas and condensate in the Browse, Kitimat and Sunrise projects.

Other

Other segments – This segment comprises trading and shipping activities and activities undertaken in other international locations.

Unallocated items – Unallocated items comprise primarily corporate non-segmental items of revenue and expenses and associated assets and liabilities not allocated to operating segments as they are not considered part of the core operations of any segment.

Major customer information

The Group has two major customers which account for 8% and 6% of the Group’s external revenue. The sales are generated by the Pluto, North West Shelf and Wheatstone operating segments (2020: two customers; 15% and 13% generated by Pluto and North West Shelf; 2019: three customers; 16%, 15% and 11% generated by Pluto, North West Shelf and Wheatstone).

Geographic information	Revenue from external customers(1)			Non-current assets(2)
	2021 US$m	2020 US$m	2019 US$m	2021 US$m	2020 US$m
Oceania	313	286	202	18,386	17,559
Asia	6,029	3,076	4,435	—	229
Canada	—	—	2	—	34
Africa	—	—	—	2,802	1,244
Other	620	238	234	1	1

Consolidated	6,962	3,600	4,873	21,189	19,067

(1)	Revenue is attributable to geographic region based on the location of the customer.
(2)	Non-current assets exclude deferred tax of $1,007 million (2020: $1,304 million).

Notes to the Consolidated Financial Statements

A.1 Segment revenue and expenses (cont.)

Recognition and measurement

Revenue from contracts with customers

Revenue is recognised when or as the Group transfers control of products or provides services to a customer at the amount to which the Group expects to be entitled. If the consideration includes a variable component, the Group estimates the amount of the expected consideration receivable. Variable consideration is estimated throughout the contract and is constrained until it is highly probable a significant revenue reversal in the amount of cumulative revenue recognised will not occur.

•

Revenue from sale of hydrocarbons - Revenue from the sale of hydrocarbons is recognised at a point in time when control of the product is transferred to the customer, which is typically on delivery. Revenue from take or pay contracts is recorded as unearned revenue until the product has been drawn by the customer (transfer of control), at which time it is recognised in earnings.

•	Other operating revenue - Revenue earned from LNG processing and other services is recognised over time as the services are rendered.

Expenses

•

Royalties, excise and levies - Royalties, excise and levies under existing regimes are considered to be production-based taxes and are therefore accrued on the basis of the Group’s entitlement to physical production.

•	Depreciation and amortisation - Refer to Note B.3.

•	Impairment and impairment reversal - Refer to Note B.4.

•	Leases - Refer to Note D.7.

•	Employee benefits - Refer to Note E.2.

Key estimates and judgements

Revenue from contracts with customers

Judgement is required to determine the point at which the customer obtains control of hydrocarbons. Factors including transfer of legal title, transfer of significant risks and rewards of ownership and the existence of a present right to payment for the hydrocarbons typically result in control transferring on delivery of hydrocarbons at port of loading or port of discharge.

The transaction price at the date control passes for sales made subject to provisional pricing periods in oil and condensate contracts is determined with reference to quoted commodity prices.

Judgement is also used to determine if it is probable that a significant reversal will occur in relation to revenue recognised during open pricing periods in LNG contracts. The Group estimates variable consideration based on reasonably available information from contract negotiations and market indicators.

Progress of performance obligations for LNG processing services revenue recognised over time is measured using the output method which most accurately measures the progress towards satisfaction of the performance obligation of the services provided.

Notes to the Consolidated Financial Statements

A.1	Segment revenue and expenses (cont.)

Set out below are segment revenue and expenses for the year ended 31 December 2021.

	Producing				Development			Other
	North West Shelf	Pluto	Australia Oil	Wheatstone	Scarborough	Sangomar	Other Developments	Other Segments	Unallocated items	Consolidated
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Liquefied natural gas	1,209	2,415	—	581	—	—	—	1,154	—	5,359
Domestic gas	8	19	—	16	—	—	—	—	—	43
Condensate	253	215	—	175	—	—	—	—	—	643
Oil	—	—	673	—	—	—	—	—	—	673
Liquefied petroleum gas	60	—	—	—	—	—	—	—	—	60

Revenue from sale of hydrocarbons	1,530	2,649	673	772	—	—	—	1,154	—	6,778

Processing and services revenue	—	143	—	—	—	—	—	—	—	143
Shipping and other revenue	—	2	—	—	—	—	—	39	—	41

Other revenue	—	145	—	—	—	—	—	39	—	184

Operating revenue[1]	1,530	2,794	673	772	—	—	—	1,193	—	6,962

Production costs	(116)	(192)	(109)	(72)	—	—	—	—	8	(481)
Royalties, excise and levies	(200)	(9)	(7)	(2)	—	—	—	—	—	(218)
Insurance	(7)	(19)	(4)	(2)	—	—	—	—	1	(31)
Inventory movement	—	1	8	8	—	—	—	—	—	17

Costs of production	(323)	(219)	(112)	(68)	—	—	—	—	9	(713)

Land and buildings	(3)	(28)	—	(20)	—	—	—	—	—	(51)
Transferred exploration and evaluation	(9)	(27)	(21)	(22)	—	—	—	—	—	(79)
Plant and equipment	(183)	(827)	(199)	(207)	—	—	—	—	—	(1,416)
Marine vessels and carriers	(3)	—	—	—	—	—	—	—	—	(3)

Oil and gas properties depreciation and amortisation	(198)	(882)	(220)	(249)	—	—	—	—	—	(1,549)

Shipping and direct sales costs[2]	(45)	(70)	—	(42)	—	—	—	(53)	—	(210)
Trading costs[3]	—	(138)	—	—	—	—	—	(1,357)	—	(1,495)
Other hydrocarbon costs	—	—	—	(6)	—	—	—	—	—	(6)
Other cost of sales	—	(11)	—	—	—	—	—	(1)	—	(12)
Movement in onerous contract provision[4]	—	—	—	—	—	—	—	140	—	140

Other cost of sales	(45)	(219)	—	(48)	—	—	—	(1,271)	—	(1,583)

Cost of sales	(566)	(1,320)	(332)	(365)	—	—	—	(1,271)	9	(3,845)

Gross profit	964	1,474	341	407	—	—	—	(78)	9	3,117

Other income[5]	17	75	5	(1)	—	—	(1)	—	44	139

Exploration and evaluation expenditure	(2)	(2)	(1)	(1)	—	(3)	(2)	(43)	—	(54)
Amortisation	—	—	—	—	—	—	—	(3)	—	(3)
Write-offs[6]	—	—	—	—	—	—	—	(265)	—	(265)

Exploration and evaluation	(2)	(2)	(1)	(1)	—	(3)	(2)	(311)	—	(322)

Notes to the Consolidated Financial Statements

A.1	Segment revenue and expenses (cont.)

	Producing				Development			Other
	North West Shelf	Pluto	Australia Oil	Wheatstone	Scarborough	Sangomar	Other Developments	Other Segments	Unallocated items	Consolidated
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
General, administrative and other costs	(1)	(2)	—	(1)	—	5	(1)	(5)	(153)	(158)
Depreciation of other plant and equipment	—	—	—	—	—	—	—	—	(30)	(30)
Depreciation of lease assets	(1)	(27)	—	—	—	—	—	(47)	(33)	(108)
Restoration movement	15	—	(95)	—	—	—	12	—	—	(68)
Other[7]	(10)	(3)	(6)	(38)	—	—	(32)	—	(36)	(125)

Other costs	3	(32)	(101)	(39)	—	5	(21)	(52)	(252)	(489)

Other expenses	1	(34)	(102)	(40)	—	2	(23)	(363)	(252)	(811)

Impairment losses	—	—	—	(10)	—	—	—	—	—	(10)

Impairment reversals[8]	376	682	—	—	—	—	—	—	—	1,058

Profit/(loss) before tax and net finance costs	1,358	2,197	244	356	—	2	(24)	(441)	(199)	(3,493)

1.	Operating revenue includes revenue from contracts with customers of $6,923 million and sub-lease income of $39 million disclosed within shipping and other revenue.
2.	Includes repurchase and cancellation costs to optimise Group revenues.
3.	Trading costs within Other segments relate to purchase costs of non-produced volumes (including Corpus Christi) and other volumes purchased to optimise produced LNG revenues.
4.	Comprises provisions used of $45 million and changes in estimates $95 million. Refer to Note D.5 for more details.
5.	Includes other income of $67 million relating to Pluto volumes delivered into Wheatstone’s sales commitments and net foreign exchange gains of $44 million.
6.	$56 million relates to costs of unsuccessful wells. $209 million relates to capitalised costs written off due to the Group’s decision to withdraw from its interests in Myanmar. Refer to Note B.2.
7.

Includes net loss on hedging activities of $91 million and other expenses not associated with the ongoing operations of the business. The Other developments segment also includes $33 million for various costs relating to Woodside’s exit from the Kitimat LNG development.

8.	Impairment reversals on oil and gas properties. Refer to Note B.4 for more details.

Notes to the Consolidated Financial Statements

A.1	Segment revenue and expenses (cont.)

Set out below are segment revenue and expenses for the year ended 31 December 2020.

	Producing				Development[5]			Other
	North West Shelf	Pluto	Australia Oil	Wheatstone	Scarborough	Sangomar	Other Developments	Other Segments	Unallocated items	Consolidated
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Liquefied natural gas[1]	722	1,320	—	365	—	—	—	112	—	2,519
Domestic gas	44	11	—	18	—	—	—	—	—	73
Condensate	194	114	—	103	—	—	—	—	—	411
Oil	—	—	432	—	—	—	—	—	—	432
Liquefied petroleum gas	16	—	—	—	—	—	—	—	—	16

Revenue from sale of hydrocarbons	976	1,445	432	486	—	—	—	112	—	3,451

Processing and services revenue	—	142	—	—	—	—	—	—	—	142
Shipping and other revenue	—	—	—	—	—	—	—	7	—	7

Other revenue	—	142	—	—	—	—	—	7	—	149

Operating revenue	976	1,587	432	486	—	—	—	119	—	3,600

Production costs	(118)	(189)	(107)	(72)	—	—	—	—	8	(478)
Royalties, excise and levies	(79)	—	(3)	—	—	—	—	—	—	(82)
Insurance	(7)	(19)	(3)	(3)	—	—	—	—	1	(31)
Inventory movement	(1)	(7)	(21)	(3)	—	—	—	—	—	(32)

Costs of production	(205)	(215)	(134)	(78)	—	—	—	—	9	(623)

Land and buildings	(4)	(27)	—	(24)	—	—	—	—	—	(55)
Transferred exploration and evaluation	(13)	(32)	(32)	(22)	—	—	—	—	—	(99)
Plant and equipment	(228)	(823)	(251)	(231)	—	—	—	—	—	(1,533)
Marine vessels and carriers	(2)	—	—	—	—	—	—	—	—	(2)

Oil and gas properties depreciation and amortisation	(247)	(882)	(283)	(277)	—	—	—	—	—	(1,689)

Shipping and direct sales costs	(49)	(53)	—	(44)	—	—	—	35	—	(111)
Trading costs	(8)	(49)	—	(10)	—	—	—	(144)	—	(211)
Other hydrocarbon costs	—	—	—	(4)	—	—	—	—	—	(4)
Movement in onerous contract provision[2]	—	—	—	—	—	—	—	(347)	—	(347)

Other cost of sales	(57)	(102)	—	(58)	—	—	—	(456)	—	(673)

Cost of sales	(509)	(1,199)	(417)	(413)	—	—	—	(456)	9	(2,985)

Gross profit	467	388	15	73	—	—	—	(337)	9	615

Other income[3]	12	(6)	—	1	(3)	—	—	(42)	2	(36)

Exploration and evaluation expenditure	(3)	(1)	(1)	(3)	—	(2)	(1)	(56)	—	(67)
Amortisation	—	—	—	—	—	—	—	(12)	—	(12)
Write-offs	—	—	—	—	—	—	—	(2)	—	(2)

Exploration and evaluation	(3)	(1)	(1)	(3)	—	(2)	(1)	(70)	—	(81)

General, administrative and other costs	(1)	(1)	(1)	(1)	(3)	2	(13)	(6)	(166)	(190)

Notes to the Consolidated Financial Statements

A.1	Segment revenue and expenses (cont.)

	Producing				Development[5]			Other
	North West Shelf	Pluto	Australia Oil	Wheatstone	Scarborough	Sangomar	Other Developments	Other Segments	Unallocated items	Consolidated
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Depreciation of other plant and equipment	—	—	—	—	—	—	—	—	(29)	(29)
Depreciation of lease assets	—	(26)	—	—	—	—	—	(34)	(34)	(94)
Restoration movement	(5)	—	(62)	—	—	—	39	—	—	(28)
Other[3]	(15)	12	(12)	8	—	—	(1)	42	(93)	(59)

Other costs	(21)	15	(75)	7	(3)	2	25	2	(322)	(400)

Other expenses	(24)	(16)	(76)	4	(3)	—	24	(68)	(322)	(481)

Impairment losses[4]	(454)	(1,291)	(674)	(1,401)	—	(321)	(977)	(151)	—	(5,269)

Profit/(loss) before tax and net finance costs	1	(925)	(735)	(1,323)	(6)	(321)	(953)	(598)	(311)	(5,171)

1.

Includes an adjustment of $113 million related to price reviews currently under negotiation for multiple contracts across North West Shelf and Pluto, reducing revenue recognised in the current and prior periods and increasing other liabilities.

2.

Comprised of the recognition of an onerous contract provision $447 million, offset by changes in estimates of $54 million, provisions used of $41 million and a revision of discount rates of $5 million. Refer to Note D.5 for more details.

3.	Includes foreign exchange gains and losses, gains and losses on hedging activities, and other expenses not associated with the ongoing operations of the business.
4.	The impairment losses represent charges on exploration and evaluation of $1,557 million and oil and gas properties of $3,712 million.
5.	The 2020 amounts have been restated to reflect the changes in the Development segment.

Notes to the Consolidated Financial Statements

A.1	Segment revenue and expenses (cont.)

Set out below are segment revenue and expenses for the year ended 31 December 2019.

	Producing				Development[5]			Other
	North West Shelf	Pluto	Australia Oil	Wheatstone	Scarborough	Sangomar	Other Developments	Other Segments	Unallocated items	Consolidated
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Liquefied natural gas	1,102	1,753	—	572	—	—	—	237	—	3,664
Domestic gas	69	4	—	10	—	—	2	—	—	85
Condensate	271	188	—	127	—	—	—	—	—	586
Oil	—	—	360	—	—	—	—	—	—	360
Liquefied petroleum gas	44	—	—	—	—	—	—	—	—	44

Revenue from sale of hydrocarbons	1,486	1,945	360	709	—	—	2	237	—	4,739

Processing and services revenue	—	119	—	—	—	—	—	—	—	119

Shipping and other revenue	—	—	—	—	—	—		15	—	15

Other revenue	—	119	—	—	—	—	—	15	—	134

Operating revenue	1,486	2,064	360	709	—	—	2	252	—	4,873

Production costs	(132)	(225)	(87)	(62)	—	—	(2)	—	3	(505)
Royalties, excise and levies	(187)	—	(6)	—	—	—	—	—	—	(193)
Insurance	(6)	(13)	(2)	(1)	—	—	—	—	5	(17)
Inventory movement	(1)	6	23	1	—	—	—	—	—	29

Costs of production	(326)	(232)	(72)	(62)	—	—	(2)	—	8	(686)

Land and buildings	(4)	(24)	—	(29)	—	—	—	—	—	(57)
Transferred exploration and evaluation	(17)	(36)	(22)	(26)	—	—	—	—	—	(101)
Plant and equipment	(243)	(755)	(148)	(266)	—	—	—	—	—	(1,412)
Marine vessels and carriers	(4)	—	—	—	—	—	—	—	—	(4)

Oil and gas properties depreciation and amortisation	(268)	(815)	(170)	(321)	—	—	—	—	—	(1,574)

Shipping and direct sales costs	(56)	(44)	—	(36)	—	—	—	26	—	(110)
Trading costs[1]	(27)	(98)	—	(4)	—	—	—	(120)	—	(249)
Other hydrocarbon costs	—	(48)	—	(60)	—	—	—	—	—	(108)
Movement in onerous contract provision[3]	—	—	—	—	—	—	—	—	—	—

Other cost of sales	(83)	(190)	—	(100)	—	—	—	(94)	—	(467)

Cost of sales	(677)	(1,237)	(242)	(483)	—	—	(2)	(94)	8	(2,727)

Gross profit	809	827	118	226	—	—	—	158	8	2,146

Other income[2]	10	2	—	81	—	2	—	—	5	100

Exploration and evaluation expenditure	(4)	(2)	(3)	(1)	—	(4)	—	(89)	—	(103)
Amortisation	—	—	—	—	—	—	—	(15)	—	(15)
Write-offs	(4)	—	—	—	—	—	—	(42)	—	(46)

Exploration and evaluation	(8)	(2)	(3)	(1)	—	(4)	—	(146)	—	(164)

Notes to the Consolidated Financial Statements

A.1	Segment revenue and expenses (cont.)

	Producing				Development[5]			Other
	North West Shelf	Pluto	Australia Oil	Wheatstone	Scarborough	Sangomar	Other Developments	Other Segments	Unallocated items	Consolidated
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
General, administrative and other costs	7	—	(8)	—	—	(1)	—	3	(81)	(80)
Depreciation of other plant and equipment	—	—	—	—	—	—	—	—	(28)	(28)
Depreciation of lease assets	—	(26)	—	—	—	—	—	(31)	(29)	(86)
Restoration movement	3	—	(80)	—	—	—	—	—	—	(77)
Impairment losses[3]	(17)	—	—	—	—	—	(720)	—	—	(737)
Other[4]	2	(4)	8	24	—	—	(5)	—	(8)	17

Other costs	(5)	(30)	(80)	24	—	(1)	(725)	(28)	(146)	(991)

Other expenses	(13)	(32)	(83)	23	—	(5)	(725)	(174)	(146)	(1,155)

Profit/(loss) before tax and net finance costs	806	797	35	330	—	(3)	(725)	(16)	(133)	1,091

1.	Trading costs includes trading intersegment adjustments which eliminate to nil in the Group’s consolidated results.
2.	Other income includes an $81 million periodic adjustment reflecting the arrangements governing Wheatstone LNG sales. Refer to Note D.6 for further details.
3.	Impairment losses represents charges on non-current assets held for sale of $17 million and exploration and evaluation of $720 million. Refer to Note B.4 for further details.
4.	Other comprises foreign exchange gains and losses and other expenses not associated with the ongoing operations of the business.
5.	The 2019 amounts have been restated to reflect the changes in the Development segment.

A.2	Finance costs

	2021	2020	2019
	US$m	US$m	US$m
Interest on interest-bearing liabilities	201	237	215
Interest on lease liabilities	97	86	89
Accretion charge	29	32	40
Other finance costs	26	29	17
Less: Finance costs capitalised against qualifying assets	(123)	(57)	(41)

	230	327	320

Notes to the Consolidated Financial Statements

A.3	Dividends paid and proposed

Woodside Petroleum Ltd., the parent entity, paid and proposed dividends set out below:

	2021	2020	2019
	US$m	US$m	US$m
(a) Dividends paid during the financial year
Prior year final dividend US$0.12, paid on 24 March 2021 (2020: US$0.55, paid on 20 March 2020; 2019: US$0.91, paid on 20 March 2019)	115	518	852

Current year interim dividend US$0.30, paid on 24 September 2021 (US$0.26, paid on 18 September 2020; 2019: US$0.36, paid on 20 September 2019)	289	248	337

	404	766	1,189

(b) Dividend declared subsequent to the reporting period (not recorded as a liability)
Final dividend US$1.05 (2020: US$0.12; 2019: US$0.55)	1,018	115	518

(c) Other information
Current year dividends per share (US cents)	135	38	91

The dividend reinvestment plan (DRP) was approved by the shareholders at the Annual General Meeting in 2003 for activation as required to fund future growth. The DRP was reactivated for the 2019 interim dividend and remains in place until further notice.

A.4	Earnings/(losses) per share

	2021	2020	2019
Profit/(loss) attributable to equity holders of the parent (US$m)	1,983	(4,028)	343
Weighted average number of shares on issue for basic earnings/(loss) per share	962,604,811	951,113,086	935,833,092
Effect of dilution from contingently issuable shares	9,023,439	—	—
Weighted average number of shares on issue adjusted for the effect of dilution[1]	971,628,250	951,113,086	935,833,092
Basic earnings/(losses) per share (US cents)	206.0	(423.5)	36.7
Diluted earnings/(losses) per share (US cents)	204.1	(423.5)	36.7

1.	The contingently issuable shares in 2020 have an anti-dilutive impact.

Earnings/(losses) per share is calculated by dividing the profit/(loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares on issue during the year. The weighted average number of shares makes allowance for shares reserved for employee share plans. Diluted earnings per share is calculated by adjusting basic earnings per share by the number of ordinary shares that would be issued on conversation of all the dilutive potential ordinary shares into ordinary shares. At 31 December 2021, 9,023,439 awards granted under the Woodside employee share plans are considered dilutive. Total outstanding share awards as at 31 December 2020 were 9,392,203 and considered anti-dilutive due to the loss position in 2020. Total awards of 10,501,088 in 2019 are considered to be contingently issuable and therefore not dilutive.

On 22 November 2021, Woodside and BHP Group (BHP) signed a binding share sale agreement to combine their respective oil and gas portfolios by an all stock merger (the Transaction). On completion of the Transaction, BHP’s oil and gas business would merge with Woodside, and Woodside would issue new shares to be distributed to BHP shareholders. The expanded Woodside would be owned 52% by existing Woodside shareholders and 48% by existing BHP shareholders. This Transaction is not considered dilutive for the current period.

Notes to the Consolidated Financial Statements

A.4	Earnings/(losses) per share (cont.)

There have been no significant transactions involving ordinary shares between the reporting date and the date of completion of these financial statements.

A.5	Taxes

	2021	2020	2019
	US$m	US$m	US$m
(a) Tax expense comprises
Petroleum resource rent tax (PRRT)
Deferred tax expenses/(benefit)	297	(439)	(31)

PRRT expenses/(benefit)	297	(439)	(31)

Income tax
Current year
Current tax expense	658	275	325
Deferred tax expense/(benefit)	301	(1,308)	184
Adjustment to prior years
Current tax (benefit)/expense	(20)	16	—
Deferred tax expenses/(benefit)	18	(9)	2

Income tax expenses/(benefit)	957	(1,026)	511

Tax expense/(benefit)	1,254	(1,465)	480

(b) Reconciliation of income tax expense
Profit/(loss) before tax	3,290	(5,440)	862
PRRT (expenses)/benefit	(297)	439	31

Profit/(loss) before income tax	2,993	(5,001)	893

Income tax expense/(benefit) calculated at 30%	898	(1,500)	268
Foreign income tax expense/(benefit)	23	(11)	—
Non-deductible items	7	2	—
Foreign expenditure not brought to account	49	473	242
Adjustment to prior years	(2)	7	2
Foreign exchange impact on tax (benefit)/ expense	(18)	3	(1)

Income tax expense/(benefit)	957	(1,026)	511

(c) Reconciliation of PRRT benefit
Profit/(loss) before tax	3,290	(5,440)	862
Non-PRRT assessable (profit)/loss	(2,134)	3,080	(528)

PRRT projects profit/(loss) before tax[1]	1,156	(2,360)	334

PRRT (benefit)/expense calculated at 40%[2]	462	(944)	134
Augmentation	(166)	(138)	(168)
Derecognition of Pluto general expenditure[1]	—	627	—
Other	1	16	3

PRRT expense/(benefit)	297	(439)	(31)

(d) Deferred tax income statement reconciliation
PRRT
Production and growth assets	455	(242)	190
Augmentation for current year	(166)	(138)	(168)
Provisions	(29)	(32)	(52)
Other	37	(27)	(1)

PRRT expenses/(benefit)	297	(439)	(31)

Notes to the Consolidated Financial Statements

A.5	Taxes (cont.)

	2021	2020	2019
	US$m	US$m	US$m
Income tax
Oil and gas properties	674	(981)	94
Exploration and evaluation assets	(204)	(210)	92
Provisions	(10)	(106)	(97)
PRRT liabilities	(88)	134	6
Lease assets and liabilities	1	(16)	(23)
Unused tax losses and tax credits	149	(149)	73
Non-current assets held for sale	(205)	—
Other	2	11	23

Income tax deferred tax expenses/(benefit)	319	(1,317)	168

Deferred tax expense/(benefit)	616	(1,756)	137

(e) Deferred tax balance sheet reconciliation
Deferred tax assets PRRT
Production and growth assets	767	1,098	989
Augmentation for current year	166	124	145
Provisions	75	46	37
Other	(1)	36	2

	1,007	1,304	1,173

Deferred tax liabilities PRRT
Production and growth assets	—	224	525
Augmentation for current year	—	(14)	(23)
Provisions	—	(214)	(191)
Other	—	4	(3)
Income tax
Oil and gas properties	1,520	846	1,827
Exploration and evaluation assets	51	255	465
Lease assets and liabilities	(38)	(39)	(23)
Provisions	(706)	(696)	(590)
PRRT liabilities	303	391	257
Unused tax losses and tax credits	—	(149)	—
Non-current assets held for sale	(205)	—	—
Other[2]	(47)	(59)	(51)

	878	549	2,193

(f) Tax payable reconciliation
Income tax payable	413	46	86

	413	46	86

(g) Effective income tax rate: Australian and global operations
Effective income tax rate[4]
Australia	30.6%	29.6%	29.3%
Global	32.0%	20.5%	57.2%
(h) Current income tax expense reconciliation
Profit/(loss) before income tax	2,993	(5,001)	893
Income tax expense/(benefit) at the statutory tax rate of 30%	898	(1,500)	268
Foreign income tax expense/(benefit)	23	(11)	—
Non-temporary differences[5,6]	56	475	242

Notes to the Consolidated Financial Statements

A.5	Taxes (cont.)

	2021	2020	2019
	US$m	US$m	US$m
Temporary differences: deferred tax[6]	(301)	1,308	(184)
Foreign exchange impact on tax (benefit)/expense	(18)	3	(1)

Current income tax expense	658	275	325

1.

The net $348 million reduction of the Pluto PRRT deferred tax asset in 2020 includes derecognition of general expenditure of $627 million (based on expected future utilisation) offset by a reduction in the Pluto asset accounting base of $279 million (included within ‘PRRT projects profit/(loss) before tax’).

2.	Includes a $226 million PRRT expense as a result of the 2021 Pluto-Scarborough impairment reversal increasing the asset accounting base and thereby reducing the deferred tax asset.
3.	Includes $10 million tax expense recognised in other comprehensive income (2020: $19 million benefit; 2019: nil).
4.

The global operations effective income tax rate (ETR) is calculated as the Group’s income tax expense divided by profit before income tax. The Australian operations ETR is calculated with reference to all Australian companies and excludes foreign exchange on settlement and revaluation of income tax liabilities.

5.	Primarily expenditure in respect of foreign operations, including the impairment of foreign assets and onerous contract provision.
6.	Excludes adjustment to prior years.

Recognition and measurement

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realised. The tax rates and laws used to determine the amount are based on those that have been enacted or substantially enacted by the end of the reporting period. Income taxes relating to items recognised directly in equity are recognised in equity.

Current taxes

Current tax expense is the expected tax payable on the taxable income for the year and any adjustment to tax payable in respect of previous years.

Deferred taxes

Deferred tax expense represents movements in the temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base.

With the exception of those noted below, deferred tax liabilities are recognised for all taxable temporary differences.

Deferred tax assets are recognised for deductible temporary differences, unused tax losses and tax credits only if it is probable that sufficient future taxable income will be available to utilise those temporary differences and losses.

Deferred tax is not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither accounting profit nor the taxable profit.

Notes to the Consolidated Financial Statements

A.5	Taxes (cont.)

In relation to PRRT, the impact of future augmentation on expenditure is included in the determination of future taxable profits when assessing the extent to which a deferred tax asset can be recognised in the statement of financial position.

Offsetting deferred tax balances

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset current tax assets and liabilities and when they relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities that the Group intends to settle its current tax assets and liabilities on a net basis.

Key estimates and judgements

(a) Income tax classification

Judgement is required when determining whether a particular tax is an income tax or another type of tax. PRRT is considered, for accounting purposes, to be an income tax. Accounting for deferred tax is applied to income taxes as described above, but is not applied to other types of taxes, e.g. North West Shelf royalties, excise and levies which are recognised in cost of sales in the income statement.

(b) Deferred tax asset recognition

Australian tax losses: A deferred tax asset (DTA) of nil (2020: $149 million; 2019: nil) has been recognised for carry forward unused tax losses and credits. The 2020 DTA was fully utilized in 2021.

Foreign tax losses: DTAs of $497 million (2020: $477 million; 2019: $471 million) relating to unused foreign tax losses have not been recognised on the basis that it is not probable that the assets will be utilised based on current planned activities in those regions.

PRRT: The recoverability of PRRT DTAs is primarily assessed with regard to future oil price assumptions. As a result of the Pluto impairment reversal (as disclosed in Note B.4) increasing the Pluto PRRT accounting base, the Pluto PRRT DTA has been reduced by $226 million. The Pluto PRRT DTA of $785 million continues to be recognised on the basis that it is probable that future taxable profits will be available to utilise the deductible expenditure. In determining the amount of DTA that is considered probable and eligible for recognition, forecast future taxable profits are risk-adjusted where appropriate by a market premium risk rate to reflect uncertainty inherent in long term forecasts. A long-term bond rate of 1.5% (31 December 2020: 1.0%; 31 December 2019: 1.3%) was used for the purposes of augmentation. All other deferred PRRT and income tax movements are a result of the effective income tax rates applicable to each Australian or foreign jurisdiction.

Certain deferred tax assets on deductible temporary differences have not been recognised on the basis that deductions from future augmentation of the deductible temporary difference will be sufficient to offset future taxable profit. $4,507 million (2020: $4,167 million; 2019: $3,831 million) relates to the North West Shelf Project, $1,432 million (2020: $1,345 million; 2019: $654 million) relates to the quarantined exploration spend and unrecognised general spend of Pluto LNG and $1,071 million (2020: $1,049 million; 2019: $856 million) relates to Wheatstone. A long-term bond rate of 1.5% (31 December 2020: 1.0%; 31 December 2019: 1.3%) was used for the purposes of augmentation.

Had an alternative approach been used to assess recovery of the deferred tax assets, whereby future augmentation was not included in the assessment, the additional deferred tax assets would be recognised, with a corresponding benefit to income tax expense. It was determined that the approach adopted provides the most meaningful information on the implications of the PRRT regime, whilst ensuring compliance with IAS 12 Income Taxes.

Notes to the Consolidated Financial Statements

B.	Production and Growth Assets

This section addresses the strategic growth (exploration and evaluation) and core producing (oil and gas properties) assets position of the Group at the end of the reporting period including, where applicable, the accounting policies and key estimates and judgements applied. This section also includes the impairment position of the Group at the end of the reporting period.

B.1	Segment production and growth assets

Set out below are segment production and growth assets as at 31 December 2021.

	Producing				Development			Other
	North West Shelf	Pluto	Australia Oil	Wheatstone	Scarborough	Sangomar	Other Developments	Other Segments	Consolidated
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Balance as at 31 December
Oceania	9	—	13	4	43	—	477	—	546
Asia	—	—	—	—	—	—	—	—	—
Canada	—	—	—	—	—	—	—	—	—
Africa	—	—	—	—	—	58	—	10	68
Other	—	—	—	—	—	—	—	—	—

Total exploration and evaluation	9	—	13	4	43	58	477	10	614

Balance as at 31 December
Land and buildings	16	321	—	401	—	—	—	1	739
Transferred exploration and evaluation	65	234	69	158	—	—	—	—	526
Plant and equipment	1,757	7,651	585	2,315	—	—	—	5	12,313
Marine vessels and carriers	8	—	—	—	—	—	—	—	8
Projects in development	226	403	10	27	1,980	2,195	—	7	4,848

Total oil and gas properties	2,072	8,609	664	2,901	1,980	2,195	—	13	18,434

Balance as at 31 December
Land and buildings	11	52	—	3	10	11	—	290	377
Plant and equipment	—	—	—	—	—	167	—	—	167
Marine vessels and carriers	1	132	—	—	—	9	—	394	536

Total lease assets	12	184	—	3	10	187	—	684	1,080

Additions to exploration and evaluation:
Exploration	—	—	—	1	—	7	—	34	42
Evaluation	—	—	—	—	446	—	5	2	453
Restoration	—	—	—	—	—	—	6	—	6

	—	—	—	1	446	7	11	36	501

Additions to oil and gas properties:
Oil and gas properties	119	268	13	112	559	1,049	—	6	2,126
Capitalised borrowings costs[1]	2	20	—	15	9	77	—	—	123
Restoration	(12)	4	(13)	39	—	14	—	—	32

	109	292	—	166	568	1,140	—	6	2,281

Additions to lease assets:
Land and buildings	—	—	—	—	—	14	—	—	14
Plant and equipment	—	—	—	—	—	205	—	—	205
Marine vessels and carriers	—	—	—	—	—	9	—	—	9

	—	—	—	—	—	228	—	—	228

1.	Borrowing costs capitalised were at a weighted average interest rate of 3.6% (2020: 3.8%).

Refer to Note A.1 for descriptions of the Group’s segments and geographical regions.

Notes to the Consolidated Financial Statements

B.1	Segment production and growth assets (cont.)

Set out below are segment production and growth assets as at 31 December 2020.

	Producing				Development[2]			Other
	North West Shelf	Pluto	Australia Oil	Wheatstone	Scarborough	Sangomar	Other Developments	Other Segments	Consolidated
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Balance as at 31 December
Oceania	9	—	13	3	1,261	—	466	—	1,752
Asia	—	—	—	—	—	—	—	229	229
Canada	—	—	—	—	—	—	—	—	—
Africa	—	—	—	—	—	51	—	13	64
Other	—	—	—	—	—	—	—	—	—

Total exploration and evaluation	9	—	13	3	1,261	51	466	242	2,045

Balance as at 31 December
Land and buildings	9	307	—	432	—	—	—	1	749
Transferred exploration and evaluation	61	167	90	113	—	—	—	—	431
Plant and equipment	1,574	7,498	784	2,074	—	—	—	3	11,933
Marine vessels and carriers	11	—	—	—	—	—	—	—	11
Projects in development	131	549	10	395	—	—	1,055	3	2,143

Total oil and gas properties	1,786	8,521	884	3,014	—	—	1,055	7	15,267

Balance as at 31 December
Land and buildings	12	22	—	3	4	1	33	317	392
Marine vessels and carriers	1	156	—	—	—	—	—	435	592

Total lease assets	13	178	—	3	4	1	33	752	984

Additions to exploration and evaluation:
Exploration	—	—	—	1	—	26	—	18	45
Evaluation	—	—	—	—	255	—	39	16	310
Restoration	—	—	—	—	—	—	44	—	44

	—	—	—	1	255	26	83	34	399

Additions to oil and gas properties:
Oil and gas properties	68	322	93	287	—	767	—	2	1,539
Capitalised borrowings costs[1]	1	17	2	10	—	27	—	—	57
Restoration	34	68	42	43	—	—	—	—	187

	103	407	137	340	—	794	—	2	1,783

Additions to lease assets:
Land and buildings	12	6	—	3	—	—	1	2	24
Marine vessels and carriers	1	—	—	—	—	—	—	101	102

	13	6	—	3	—	—	1	103	126

1.	Borrowing costs capitalised were at a weighted average interest rate of 3.8%.
2.	The 2020 amounts have been restated to reflect the changes in the Development segment. Refer to Note A.1 for details.

Notes to the Consolidated Financial Statements

B.2	Exploration and evaluation

	Oceania	Asia	Canada	Africa	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Carrying amount at 1 January 2020	2,243	199	742	623	2	3,809
Additions	272	34	67	26	—	399
Amortisation of licence acquisition costs	(5)	(4)	—	(3)	—	(12)
Expensed[1]	—	—	—	—	(2)	(2)
Impairment losses[2]	(748)	—	(809)	—	—	(1,557)
Transferred exploration and evaluation	(10)	—	—	(582)	—	(592)

Carrying amount at 31 December 2020	1,752	229	—	64	—	2,045
Additions	458	36	—	7	—	501
Amortisation of licence acquisition costs	—	—	—	(3)	—	(3)
Expensed[1]	—	(265)	—	—	—	(265)
Transferred exploration and evaluation	(1,664)	—	—	—	—	(1,664)

Carrying amount at 31 December 2021	546	—	—	68	—	614

Exploration commitments
Year ended 31 December 2021	8	8	—	77	1	94
Year ended 31 December 2020	11	55	—	46	3	115

1.

$56 million (2020: $2 million) relates to costs of unsuccessful wells. $209 million (2020: nil) relates to capitalised costs written off due to the Group’s decision to withdraw from its interests in Myanmar.

2.	Refer to Note B.4 for details on impairment.

Recognition and measurement

Expenditure on exploration and evaluation is accounted for in accordance with the area of interest method.

Areas of interest are based on a geographical area for which the rights of tenure are current. All exploration and evaluation expenditure, including general permit activity, geological and geophysical costs and new venture activity costs, is expensed as incurred except for the following:

•	where the expenditure relates to an exploration discovery for which the assessment of the existence or otherwise of economically recoverable hydrocarbons is not yet complete; or

•	where the expenditure is expected to be recouped through successful exploitation of the area of interest, or alternatively, by its sale.

The costs of acquiring interests in new exploration and evaluation licences are capitalised. The costs of drilling exploration wells are initially capitalised pending the results of the well.

Costs are expensed where the well does not result in the successful discovery of economically recoverable hydrocarbons and the recognition of an area of interest.

Subsequent to the recognition of an area of interest, all further evaluation costs relating to that area of interest are capitalised.

Upon approval for the commercial development of an area of interest, accumulated expenditure for the area of interest is transferred to oil and gas properties.

In the statement of cash flows, those cash flows associated with capitalised exploration and evaluation expenditure, including unsuccessful wells, are classified as cash flows used in investing activities.

Notes to the Consolidated Financial Statements

B.2	Exploration and evaluation (cont.)

Exploration commitments

The Group has exploration expenditure obligations which are contracted for, but not provided for in the financial statements. These obligations may be varied from time to time and are expected to be fulfilled in the normal course of the Group’s operations.

Impairment

Refer to Note B.4 for details on impairment, including any write-offs.

Key estimates and judgements

(a) Area of interest

Typically, an area of interest (AOI) is defined by the Group as an individual geographical area whereby the presence of hydrocarbons is considered favourable or proved to exist. The Group has established criteria to recognise and maintain an AOI.

(a) Transfer to projects in development

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when the project is technically feasible and economically viable.

Notes to the Consolidated Financial Statements

B.3	Oil and gas properties

	Land and buildings	Transferred exploration and evaluation	Plant and equipment	Marine vessels and carriers	Projects in development	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Carrying amount at 1 January 2020	1,068	729	15,813	36	652	18,298
Additions	—	—	150	—	1,633	1,783
Disposals at written down value	—	—	(3)	—	(2)	(5)
Depreciation and amortisation	(55)	(99)	(1,533)	(2)	—	(1,689)
Impairment losses[1]	(264)	(199)	(2,636)	(23)	(590)	(3,712)
Completions and transfers	—	—	142	—	450	592

Carrying amount at 31 December 2020	749	431	11,933	11	2,143	15,267

At 31 December 2020
Historical cost	1,722	1,348	31,225	184	2,791	37,270
Accumulated depreciation and impairment	(973)	(917)	(19,292)	(173)	(648)	(22,003)

Net carrying amount at 31 December 2020	749	431	11,933	11	2,143	15,267

Carrying amount at 1 January 2021	749	431	11,933	11	2,143	15,267
Additions	—	—	13	—	2,268	2,281
Disposals at written down value	(2)	—	(2)	—	(19)	(23)
Depreciation and amortisation	(51)	(79)	(1,416)	(3)	—	(1,549)
Impairment losses[1]	(10)	—	—	—	—	(10)
Impairment reversal[1]	44	66	911	—	37	1,058
Completions and transfers	11	108	874	—	671	1,664
Transfer to non-current assets held for sale[2]	(2)	—	—	—	(252)	(254)

Carrying amount at 31 December 2021	739	526	12,313	8	4,848	18,434

At 31 December 2021
Historical cost	1,701	1,495	32,241	184	5,250	40,871
Accumulated depreciation and impairment	(962)	(969)	(19,928)	(176)	(402)	(22,437)

Net carrying amount	739	526	12,313	8	4,848	18,434

1.	Refer to Note B.4 for details on impairment losses and impairment reversal.
2.	Refer to Note B.6 for details on non-current assets held for sale.

Recognition and measurement

Oil and gas properties are stated at cost less accumulated depreciation and impairment charges. Oil and gas properties include the costs to acquire, construct, install or complete production and infrastructure facilities such as pipelines and platforms, capitalised borrowing costs, transferred exploration and evaluation assets, development wells and the estimated cost of dismantling and restoration.

Notes to the Consolidated Financial Statements

B.3	Oil and gas properties (cont.)

Subsequent capital costs, including major maintenance, are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured.

Depreciation and amortisation

Oil and gas properties and other plant and equipment are depreciated to their estimated residual values at rates based on their expected useful lives.

Transferred exploration and evaluation and offshore plant and equipment are depreciated using the unit of production basis. Transferred exploration and evaluation and subsurface development expenditure are depreciated over developed proved plus probable reserves. Late life assets are typically depreciated over proved reserves. Offshore facility assets are depreciated over proved plus a portion of probable reserves. The depreciable amount for the unit of production basis for offshore facility assets excludes future development costs necessary to bring probable reserves into production. Onshore plant and equipment are depreciated using a straight-line basis over the lesser of useful life and the life of proved plus probable reserves. On a straight-line basis the assets have an estimated useful life of 5-50 years.

All other items of oil and gas properties are depreciated using the straight-line method over their useful life. They are depreciated as follows:

•	Buildings – 24-40 years;

•	Marine vessels and carriers – 10-40 years;

•	Other plant and equipment – 5-15 years; and

•	Land is not depreciated.

Impairment

Refer to Note B.4 for details on impairment.

Capital commitments

The Group has capital expenditure commitments contracted for, but not provided for in the financial statements, of $7,875 million (2020: $1,569 million) as at 31 December 2021. Subsequent to year end, capital commitments contracted for has reduced by approximately $2,876 million due to the Group’s participating interest in the Pluto Train 2 Joint venture reducing from 100% to 51% (refer to Note E.5).

Key estimates and judgements

(a) Reserves

The estimation of reserves requires significant management judgement and interpretation of complex geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs, and their anticipated recoveries.

Estimates of oil and natural gas reserves are used to calculate depreciation and amortisation charges for the Group’s oil and gas properties. Judgement is used in determining the reserve base applied to each asset. Typically, late life oil assets use proved reserves.

Estimates are reviewed at least annually or when there are changes in the economic circumstances impacting specific assets or asset groups. These changes may impact depreciation, asset carrying values, restoration

Notes to the Consolidated Financial Statements

B.3	Oil and gas properties (cont.)

provisions and deferred tax balances. If proved plus probable (2P) reserves estimates are revised downwards, earnings could be affected by higher depreciation expense or an immediate write-down of the asset’s carrying value.

(b) Depreciation and amortisation

Judgement is required to determine when assets are available for use to commence depreciation and amortisation. Depreciation and amortisation generally commences on first production.

(c) Change in useful life

As a result of FID on the Scarborough LNG Development and Pluto Train 2, the Group conducted a review of the expected utilisation of the Pluto LNG onshore assets. Pluto LNG onshore assets were previously intended for use until the cessation of production from Pluto LNG. A number of Pluto LNG onshore assets are now expected to be utilised in the processing of Scarborough reserves and as a result the expected useful lives of these assets have increased by a range of 1-23 years. The change in useful life has been applied prospectively from the month of FID and has resulted in a decrease in depreciation expense of $60 million for the year ended 31 December 2021.

B.4	Impairment of exploration and evaluation and oil and gas properties

Exploration and evaluation

Impairment testing

The recoverability of the carrying amount of exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective AOI.

Each AOI is reviewed half-yearly to determine whether economic quantities of hydrocarbons have been found or whether further exploration and evaluation work is underway or planned to support continued carry forward of capitalised costs. In cases where continued carry-forward of capitalised costs is supported, but where a potential impairment is indicated for an AOI, an assessment is performed using a fair value less costs to dispose (FVLCD) method to determine its recoverable amount. Upon approval for commercial development, exploration and evaluation assets are also assessed for impairment before they are transferred to oil and gas properties.

Impairment calculations

The recoverable amounts of exploration and evaluation assets are determined using FVLCD as there is no value in use (VIU). Costs to dispose are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

If the carrying amount of an AOI exceeds its recoverable amount, the AOI is written down to its recoverable amount and an impairment loss is recognised in the income statement.

For assets previously impaired, if the recoverable amount exceeds the carrying amount, the impairment is reversed, but only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been recognized if no impairment had occurred.

Notes to the Consolidated Financial Statements

B.4	Impairment of exploration and evaluation and oil and gas properties (cont.)

Oil and gas properties

Impairment testing

The carrying amounts of oil and gas properties are assessed half-yearly to determine whether there is an indication of impairment or impairment reversal for those assets which have previously been impaired. Indicators of impairment and impairment reversals include changes in future selling prices, future costs and reserves.

Oil and gas properties are assessed for impairment indicators and impairments on a cash-generating unit (CGU) basis. CGUs are determined as an FPSO and associated oil fields for an oil asset, and an LNG plant, offshore infrastructure and associated gas fields for a gas asset.

If there is an indicator of impairment or impairment reversal for a CGU then the recoverable amount is calculated.

Impairment calculations

The recoverable amount of an asset or CGU is determined as the higher of its VIU and FVLCD. VIU is determined by estimating future cash flows after taking into account the risks specific to the asset and discounting to present value using an appropriate discount rate.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is written down and an impairment loss is recognised in the income statement.

For assets previously impaired, if the recoverable amount exceeds the carrying amount, the impairment is reversed. The carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment had been recognised.

Recognised impairment and impairment reversals

31 December 2021

As at 31 December 2021 the Group identified the following indicators for impairment and impairment reversals:

•	Pluto-Scarborough and Wheatstone CGU – a reduction of 2P total reserves within the Greater Pluto and Wheatstone reserves and resources estimates.

•

Pluto-Scarborough CGU – additional value generated by Scarborough and Pluto Train 2, which have been combined with Pluto into a new Pluto-Scarborough CGU following the final investment decision for Scarborough and Pluto Train 2 in November 2021.

•	North West Shelf CGU – updated cost and production profiles, including the impact of third-party processing agreements, and short-term pricing assumptions.

•	NWS Oil (Okha) CGU – The reclassification to a late life oil asset due to natural reservoir decline and short-term pricing assumptions.

No impairment was recognised for Wheatstone and NWS Oil (Okha) as the recoverable amount exceeds the carrying amount of the CGU.

Notes to the Consolidated Financial Statements

B.4	Impairment of exploration and evaluation and oil and gas properties (cont.)

Impairment reversals were recognised for Pluto-Scarborough and NWS Gas (refer to Note A.1). The results were as follows:

			Impairment reversal
			Oil and gas properties
		Recoverable amount	Land and buildings	Transferred exploration and evaluation	Plant and equipment	Marine vessels and carriers	Projects in development	Total
Segment	CGU	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Producing and Development	Pluto-Scarborough	17,474	42	53	563	—	24	682
Producing	North West Shelf	2,425	2	13	348	—	13	376

	Total	19,899	44	66	911	—	37	1,058

The recoverable amounts have been determined using the VIU method. The carrying amounts of the CGUs include all assets allocated to the CGU. Refer to key estimates and judgements for further details.

Sensitivity analysis

Changes in the following key assumptions have been estimated to result in a higher or lower carrying amounts1 than what was determined as at 31 December 2021:

			Sensitivity (US$m)[2]
			Discount rate: increase of 1%[3,4]	Discount rate: decrease of 1%	Brent price: increase of 10%	Brent price: decrease of 10%	FX: increase of 12%[5]	FX: decrease of 12%
Oil and gas properties	Producing and Development	Pluto-Scarborough	—	—	—	—	—	—
	Producing	North West Shelf	—	—	—	(13)	—	—
		Wheatstone	(159)	178	438	(438)	(122)	122
		NWS Oil (Okha)	(4)	4	39	(39)	(28)	28

1.	Increases to carrying amounts are limited to historical impairment losses recognised, net of depreciation and amortisation that would have been incurred had no impairment taken place.
2.	The sensitivities represent reasonable possible changes to the discount rate, oil price and FX assumptions.
3.	A change of 1% represents 100 basis points.
4.

The relationship between the discount rate and carrying amount is non-linear and as such, the sensitivities are unlikely to result in a symmetrical impact. Due to the non-linear relationship, the impact of changing the discount rate is likely to be greater at a lower discount rate than at a higher discount rate.

5.	FX sensitivity of +12%/-12% was determined based on historical 5-year standard deviation of AU$/US$.

Impairment on non-current assets held for sale

The pending sale of a portion of the Wheatstone Construction Village resulted in an impairment loss of $10 million as the asset’s carrying value exceeded its FVLCD, which was determined based on the underlying sale agreements, classified as Level 3 on the fair value hierarchy. An impairment loss of $10 million was recognised in the Wheatstone operating segment of Note A.1. Refer to note B.6 for more details.

Notes to the Consolidated Financial Statements

B.4	Impairment of exploration and evaluation and oil and gas properties (cont.)

Key estimates and judgements

CGU determination

Identification of a CGU requires management judgement. In determining the new combined Pluto-Scarborough CGU, management has determined that the Scarborough and Train 2 development concept integrates with the existing Pluto onshore assets and is the smallest group of assets that generate significant cash inflows that are independent from other assets or group of assets.

Recoverable amount calculation key assumptions

In determining the recoverable amount of CGUs, estimates are made regarding the present value of future cash flows when determining the VIU. These estimates require significant management judgement and are subject to risk and uncertainty, and hence changes in economic conditions can also affect the assumptions used and the rates used to discount future cash flow estimates.

The basis for the estimates used to determine recoverable amounts as at 31 December 2021 is set out below:

•	Resource estimates – 2P reserves for oil and gas properties, except for NWS Oil (Okha) which is based on 1P reserves due to the reclassification to a late life asset.

•	Inflation rate – an inflation rate of 2% has been applied (31 December 2020: 2.0%; 31 December 2019: 2.0%).

•	Foreign exchange rates – a rate of $0.75 US$:AU$ (31 December 2020: $0.75; 31 December 2019: $0.75) is based on management’s view of long-term exchange rates.

•

Discount rates – a range of pre-tax discount rates between 8.9% and 11.6% (2020: 9.3%-14.8%) (post-tax discount rates 7.5%-8.5%; 2020: 7.5%-11.0%; 2019: 7.5%-9.0%) for CGUs has been applied. The discount rate reflects an assessment of the risks specific to the asset.

•

An evaluation of climate risk is reflected in Woodside’s assumptions on carbon cost pricing, including a long-term Australian carbon price of US$80/tonne of emissions (real terms 2022). This is applicable to Australian emissions that exceed facility-specific baselines in accordance with Australian regulations, as well as global emissions that exceed voluntary corporate net emissions targets. Woodside continues to monitor the uncertainty around climate change risks and will revise carbon pricing assumptions accordingly.

•	LNG price – the majority of LNG sales contracts are linked to an oil price marker; accordingly the LNG prices used are consistent with oil price assumptions.

•

Brent Oil prices – derived from long-term views of global supply and demand, building upon past experience of the industry and consistent with external sources. Prices are adjusted for premiums and discounts based on the nature and quality of the product. Brent oil price estimates have considered the risk of climate policies along with other factors such as industry investment and cost trends. There is significant uncertainty around how society will respond to the climate challenge; Woodside’s pricing assumptions reflect a ‘most-likely’ scenario in which global governments pursue decarbonisation as well as other goals such as energy security and economic development. As with carbon pricing, Woodside continues to monitor this uncertainty and will revise its oil pricing assumptions accordingly in its transition to a lower carbon economy. The nominal Brent oil prices (US$/bbl) used were:

	2022	2023	2024	2025	2026	2027
31 December 2021[1]	73	71	68	69	70	72
30 June 20202	57	62	67	72	73	75

Notes to the Consolidated Financial Statements

B.4	Impairment of exploration and evaluation and oil and gas properties (cont.)

1.	Based on US$65/bbl (2022 real terms) from 2024 with prices escalated at 2.0% annually thereafter.
2.	Based on US$65/bbl (2020 real terms) from 2025 with prices escalated at 2.0% annually thereafter.

31 December 2020

For the year ended 31 December 2020, the following impairments were recognized:

As at 30 June 2020, the Group assessed each AOI and CGU and identified the following indicators of impairment for certain AOIs and all CGUs:

•	AOIs – uncertainties on fiscal conditions and/or development strategies have led to a lack of substantive ongoing and/or planned activity; and

•	CGUs – the decrease in global oil and gas prices due to the impacts of the COVID-19 pandemic, oversupply and weakened global demand.

Impairment losses before tax were recognised in profit and loss, refer to Note A.1. The results are set out in the following table, which includes the AOIs and CGUs which were subject to impairment testing:

			Impairment Losses
				Oil and gas propoerties
		Recoverable amount[1]	Exploration and evaluation	Land and buildings	Transferred exploration and evaluation	Plant and equipment	Marine vessels and carriers	Projects in development	Total
Segment	AOI/CGU	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Producing	Pluto (WA-404-P)[2,4]	—	429	—	—	—	—	—	—
Development	Kitimat LNG[5]	—	809	—	—	—	—	—	—
	Sunrise[6]	—	168	—	—	—	—	—	—
Other segments	(WA-93-R)/ Ragnar (WA-94-R)[3,7]	—	151	—	—	—	—	—	—
Production	North West Shelf	1,922	—	2	15	387	23	27	454
	Pluto	9,712	—	54	59	666	—	83	862
	Australia Oil Vincent (Ngujima-Yin)	836	—	—	64	517	—	26	607
	NWS Oil (Okha)	102	—	—	3	61	—	3	67
	Wheatstone	3,029	—	208	58	1,005	—	130	1,401
Development	Sangomar	415	—	—	—	—	—	321	321

Total		16,016	1,557	264	199	2,636	23	590	3,712

1.

The recoverable amounts for exploration and evaluation assets and oil and gas properties have been determined using the FVLCD and VIU methods, respectively. The carrying amount of the CGUs includes all assets allocated to the CGU. Refer to key estimates and judgements for further details.

2.

The impairment of Pluto (WA-404-P) has resulted in a reclassification of Greater Pluto (WA-404-P) Proved (1P) Undeveloped Reserves and Proved plus Probable (2P) Undeveloped Reserves, to Best Estimate (2C) Contingent Resources. These proved reserves were classified under Society of Petroleum Engineers Petroleum Resources Management System.

Notes to the Consolidated Financial Statements

B.4	Impairment of exploration and evaluation and oil and gas properties (cont.)

3.	Converted from WA-430-P.

Impairment indicators for exploration and evaluation assets

4.	Increased uncertainty of development timing, given the prioritisation of the higher-value Scarborough resource.
5.

The revision of long-term oil and Alberta natural gas market spot price assumptions, and a change to the development concept to a standalone LNG facility, de-linked from the upstream resource, with different accounting requirements.

6.	Increased uncertainty of regulatory conditions, fiscal terms and development concept.
7.	Increased uncertainty of development timing.

Following the impairment recognised at 30 June 2020, the Group assessed each AOI and CGU for indicators of impairment as at 31 December 2020 in accordance with the Group’s accounting policy. In assessing whether there was an indicator of impairment or impairment reversal, the Group considered whether there have been any significant changes in the key estimates and judgements and underlying project assumptions used for the 30 June 2020 impairment assessment and determined that there had been none. No indicators of additional impairment or impairment reversal were identified as at 31 December 2020.

Key estimates and judgements

Recoverable amount calculation key assumptions

In determining the recoverable amounts of exploration and evaluation assets, the market comparison approach using adjusted market multiples (fair value hierarchy Level 3) was utilised to determine FVLCD.

In determining the recoverable amount of CGUs, estimates are made regarding the present value of future cash flows when determining the VIU. These estimates require significant management judgement and are subject to risk and uncertainty, and hence changes in economic conditions can also affect the assumptions used and the rates used to discount future cash flow estimates.

The basis for the estimates used to determine recoverable amounts as at 30 June 2020 is set out below:

•	Resource estimates – 2P reserves for oil and gas properties.

•	Inflation rate – an inflation rate of 2% has been applied (31 December 2019: 2.0%).

•	Foreign exchange rates – a rate of $0.75 US$:AU$ (31 December 2019: $0.75) is based on management’s view of long-term exchange rates.

•

Discount rates – a range of pre-tax discount rates between 9.3%-14.8% (post-tax discount rates 7.5%-11.0%; 2019: 7.5%-9.0%) for CGUs has been applied. The discount rate reflects an assessment of the risks specific to the asset, including country risk.

•

An evaluation of climate risk impacts, including a long-term Australian carbon price of US$80/tonne (real terms 2020), applicable to Australian emissions that exceed facility-specific baselines in accordance with Australian regulations.

•	LNG price – the majority of LNG sales contracts are linked to an oil price marker; accordingly the LNG prices used are consistent with oil price assumptions.

Notes to the Consolidated Financial Statements

B.4	Impairment of exploration and evaluation and oil and gas properties (cont.)

•

Brent Oil prices – derived from long-term views of global supply and demand, building upon past experience of the industry and consistent with external sources. Prices are adjusted for premiums and discounts based on the nature and quality of the product. The nominal Brent oil prices (US$/bbl) used were:

	2020	2021	2022	2022	2024	2025
30 June 2020	35	45	57	62	67	72	[1]

1.	Based on US$65/bbl (2020 real terms) from 2025 and prices are escalated at 2.0% onwards (31 December 2019: US$72.50/bbl (2020 real terms) and prices are escalated at 2.0% onwards).

B.5	Signification production and growth asset acquisitions

(a)	Sangomar – Acquisition from FAR Senegal RSSD SA

On 7 July 2021, Woodside completed the acquisition of FAR Senegal RSSD SA’s interest in the RSSD Joint Venture (13.67% interest in the Sangomar exploitation area and 15% interest in the remaining RSSD evaluation area), for an aggregate purchase price of $212 million. The transaction was accounted for as an asset acquisition.

Additional payments of up to $55 million are contingent on future commodity prices and timing of first oil. The contingent payments terminate on the earliest of 31 December 2027, three years from first oil being sold, and a total contingent payment of $55 million being reached. The contingent payments are accounted for as contingent liabilities in accordance with the Group’s accounting policies.

Woodside’s interest has increased to 82% in the Sangomar exploitation area (31 December 2020: 68.33%) and to 90% in the remaining RSSD evaluation area (31 December 2020: 75%).

Assets acquired and liabilities assumed

The identifiable assets and liabilities acquired as at the date of the acquisition inclusive of transaction costs are:

US$m
Oil and gas properties	205
Exploration and evaluation	7
Cash acquired	3
Payables	(13)
Net other assets and liabilities assumed	10

Total identifiable net assets at acquisition	212

Cash flows on acquisition

US$m
Purchase cash consideration	212
Transaction costs	—

Total purchase consideration	212

Net cash outflows on acquisition	212

Notes to the Consolidated Financial Statements

B.5	Signification production and growth asset acquisitions (cont.)

Key estimates and judgements

Nature of acquisition

Judgement is required to determine if the transaction is the acquisition of an asset or a business combination. The Sangomar project is in the early phase of development and a substantive process that has the ability to convert inputs to outputs is not present and therefore the acquisitions in both 2020 and 2021 are treated as asset acquisitions.

(b)	BHP merger commitment deed

On 17 August 2021, Woodside and BHP Group (BHP) entered into a merger commitment deed to combine their respective oil and gas portfolios by an all stock merger (the Transaction). The share sale agreement and the integration and transition services agreement were executed on 22 November 2021.

On completion of the Transaction, BHP’s oil and gas business will merge with Woodside, and Woodside will issue new shares to be distributed to BHP shareholders. The expanded Woodside will be owned 52% by existing Woodside shareholders and 48% by existing BHP shareholders. The Transaction is subject to satisfaction of conditions precedent including shareholder, regulatory and other approvals. The completion of the proposed merger is targeted for Q2 2022 following all necessary approvals.

Woodside and BHP have also agreed on an option for BHP to sell its 26.5% interest in the Scarborough Joint Venture and its 50% interest in the Thebe and Jupiter Joint Ventures to Woodside. The option is exercisable by BHP in the second half of 2022 and, if exercised, consideration of $1,000 million is payable to BHP plus working capital adjustments from 1 July 2021 to completion date. An additional $100 million is payable contingent upon future FID for a Thebe development.

(c)	Sangomar Acquisition from Capricorn Senegal Limited

On 22 December 2020, Woodside completed the acquisition of Capricorn Senegal Limited’s (Cairn’s) interest in the RSSD Joint Venture (36.44% interest in the Sangomar exploitation area and 40% interest in the remaining RSSD evaluation area) for an aggregate purchase price of $527 million. The transaction was accounted for as an asset acquisition.

Additional payments of up to $100 million are contingent on future commodity prices and the timing of first oil. The contingent payments are accounted for as contingent liabilities in accordance with the Group’s accounting policies.

Assets acquired and liabilities assumed

The identifiable assets and liabilities acquired as at the date of the acquisition inclusive of transaction costs were:

US$m
Oil and gas properties	540
Exploration and evaluation	26
Cash acquired	5
Payables	(51)
Net other assets and liabilities assumed	7

Total identifiable net assets at acquisition	527

Notes to the Consolidated Financial Statements

B.5	Signification production and growth asset acquisitions (cont.)

Cash flows on acquisition

US$m
Purchase cash consideration	525
Transaction costs	2

Total purchase consideration	527

Net cash outflows on acquisition	527

B.6	Non-current assets held for sale

Recognition and measurement

The Group classifies non-current assets and liabilities as held for sale if their carrying amounts will be recovered principally through sale rather than through continuing use. Such non-current assets and liabilities classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the sale, excluding the finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset is available for sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the sale, expected within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

Transfers to non-current assets held for sale

On 15 November 2021, the Group and Global Infrastructure Partners (GIP) entered into a Sale and Purchase Agreement for GIP to acquire a 49% participating interest in the Pluto Train 2 Joint Venture. The transaction completed on 18 January 2022 (refer to Note E.5), reducing the Group’s participating interest from 100% to 51%. Accordingly, the associated Pluto Train 2 assets within the Development segment have been reclassified to non-current assets held for sale. The arrangements require GIP to fund its 49% share of capital expenditure from 1 October 2021 and an additional amount of capital expenditure of approximately $822 million. If the total capital expenditure incurred is less than $5,600 million, GIP will pay Woodside an additional amount equal to 49% of the under-spend. In the event of a cost overrun, Woodside will fund up to approximately $822 million of GIP’s share of the overrun. Delays to the expected start-up of production will result in payments by Woodside to GIP in certain circumstances. The arrangements include provisions for GIP to be compensated for exposure to additional Scope 1 emissions liabilities above agreed baselines, and to sell its 49% interest back to Woodside if the status of key regulatory approvals materially changes.

In addition, in December 2021, Woodside committed to sell a portion of the Wheatstone Construction Village and six residential properties. The construction village within the Wheatstone operating segment and the residential properties within the Pluto segment have been reclassified as non-current assets held for sale and both sale transactions are expected to complete in 2022.

Impairment relating to the non-current assets held for sale

Immediately before the classification as non-current assets held for sale, the recoverable amount of the relevant assets were calculated and an impairment of the Wheatstone Construction Village amounting to $10 million was recognised within oil and gas properties (Note B.4).

Notes to the Consolidated Financial Statements

B.6	Non-current assets held for sale (cont.)

Assets and liabilities of the non-current assets held for sale

As at 31 December 2021, the Group has reclassified $252 million of Pluto Train 2 assets, $1 million of the Wheatstone Construction Village assets and $1 million of the Pluto residential housing to non-current assets held for sale. There are no recognised liabilities associated with the assets held for sale.

C.	Debt and Capital

This section addresses cash, debt and the capital position of the Group at the end of the reporting period including, where applicable, the accounting policies applied and the key estimates and judgements made.

Key financial and capital risks in this section

Capital risk management

Group Treasury is responsible for the Group’s capital management including cash, debt and equity. Capital management is undertaken to ensure that a secure, cost-effective and flexible supply of funds is available to meet the Group’s operating and capital expenditure requirements. A stable capital base is maintained from which the Group can pursue its growth aspirations, whilst maintaining a flexible capital structure that allows access to a range of debt and equity markets to both draw upon and repay capital.

The Dividend Reinvestment Plan (DRP) was approved by shareholders at the Annual General Meeting in 2003 for activation as required to fund future growth. The DRP was reactivated for the 2019 interim dividend and will remain in place until further notice.

A range of financial metrics are monitored, including gearing and cash flow leverage, and Treasury policy breaches and exceptions.

Liquidity risk management

Liquidity risk arises from the financial liabilities of the Group and the Group’s subsequent ability to meet its obligations to repay financial liabilities as and when they fall due. The liquidity position of the Group is managed to ensure sufficient liquid funds are available to meet its financial commitments in a timely and cost-effective manner.

The Group’s liquidity is continually reviewed, including cash flow forecasts to determine the forecast liquidity position and maintain appropriate liquidity levels. At 31 December 2021, the Group had a total of $6,125 million (2020: $6,704 million) of available undrawn facilities and cash at its disposal. The maturity profile of interest- bearing liabilities is disclosed in Note C.2, trade and other payables are disclosed in Note D.4 and lease liabilities are disclosed in Note D.7. Financing facilities available to the Group are disclosed in Note C.2.

Interest rate risk management

Interest rate risk is the risk that the Group’s financial position will fluctuate due to changes in market interest rates.

The Group’s exposure to the risk of changes in market interest rates relates primarily to financial instruments with floating interest rates including long-term debt obligations, cash and short-term deposits. The Group manages its interest rate risk by maintaining an appropriate mix of fixed and floating rate debt. To manage the ratio of fixed rate debt to floating rate debt, the Group may enter into interest rate swaps. The Group holds cross-currency interest rate swaps to hedge the foreign exchange risk (refer to Section A) and interest rate risk of the

Notes to the Consolidated Financial Statements

C.	Debt and Capital (cont.)

CHF denominated medium term note. The Group also holds interest rate swaps to hedge the interest rate risk associated with the $600 million syndicated facility. Refer to Notes C.2 and D.6 for further details.

At the reporting date, the Group was exposed to various benchmark interest rates that were not designated in cash flow hedges, primarily $2,962 million (2020: $3,527 million) on cash and cash equivalents, $367 million (2020: $450 million) on interest-bearing liabilities (excluding transaction costs) and $9 million (2020: $15 million) on cross-currency interest rate swaps.

A reasonably possible change in the USD London Interbank Offered Rate (LIBOR) (+1%/-1% (2020: +0.5%/-0.5%), with all variables held constant, would not have a material impact on the Group’s equity or the income statement in the current period.

The Group’s Treasury function is closely monitoring the market and the output from the various industry working groups managing the transition to new benchmark interest rates. The Treasury function is assessing the implications of the Interbank Offered Rates (IBOR) reform across the Group and will manage and execute the transition from current benchmark rates to alternative benchmark rates.

C.1	Cash and cash equivalents

	2021 US$m	2020 US$m
Cash and cash equivalents
Cash at bank	300	367
Term deposits	2,725	3,237

Total cash and cash equivalents	3,025	3,604

Recognition and measurement

Cash and cash equivalents in the statement of financial position comprise cash at bank and short-term deposits with an original maturity of three months or less. Cash and cash equivalents are stated at face value in the statement of financial position.

Foreign exchange risk

The Group held $108 million of cash and cash equivalents at 31 December 2021 (2020: $78 million) in currencies other than US dollars.

Notes to the Consolidated Financial Statements

C.2	Interest-bearing liabilities and financing facilities

	Bilateral Facilities US$m	Syndicated Facilities US$m	JBIC Facility US$m	US Bonds US$m	Medium Term Notes US$m	Total US$m
Year ended 31 December 2021
At 1 January 2021	(4)	593	250	4,778	597	6,214
Repayments[1]	—	—	(84)	(700)	—	(784)
Fair value adjustment and foreign exchange movement	—	—	—	—	(5)	(5)
Transaction costs capitalised and amortised	—	2	—	3	—	5

Carrying amount at 31 December 2021	(4)	595	166	4,081	592	5,430

Current	(2)	(2)	83	(2)	200	277
Non-current	(2)	597	83	4,083	392	5,153

Carrying amount at 31 December 2021	(4)	595	166	4,081	592	5,430

Undrawn balance at 31 December 2021	1,900	1,200	—	—	—	3,100

Year ended 31 December 2020
At 1 January 2020	(3)	(4)	333	4,775	578	5,679
Repayments	—	—	(83)	—	—	(83)
Drawdowns	—	600	—	—	—	600
Fair value adjustment and foreign exchange movement	—	—	—	—	19	19
Transaction costs capitalised and amortised	(1)	(3)	—	3	—	(1)

Carrying amount at 31 December 2020	(4)	593	250	4,778	597	6,214

Current	(1)	(2)	83	696	—	776
Non-current	(3)	595	167	4,082	597	5,438

Carrying amount at 31 December 2020	(4)	593	250	4,778	597	6,214

Undrawn balance at 31 December 2020	1,900	1,200	—	—	—	3,100

Recognition and measurement

All borrowings are initially recognised at fair value less transaction costs. Borrowings are subsequently carried at amortised cost. Any difference between the proceeds received and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings designated as a hedged item are measured at amortised cost adjusted to record changes in the fair value of risks that are being hedged in fair value hedges. The changes in the fair value risks of the hedged item resulted in a gain of $5 million being recorded (2020: loss of $19 million), and a loss of $7 million recorded on the hedging instrument (2020: gain of $18 million).

All bonds, notes and facilities are subject to various covenants and a negative pledge restricting future secured borrowings, subject to a number of permitted lien exceptions. Neither the covenants nor the negative pledges have been breached at any time during the reporting period.

Notes to the Consolidated Financial Statements

C.2	Interest-bearing liabilities and financing facilities (cont.)

Fair value

The carrying amount of interest-bearing liabilities approximates their fair value, with the exception of the Group’s unsecured bonds and the medium term notes. The unsecured bonds have a carrying amount of $4,081 million (2020: $4,778 million) and a fair value of $4,443 million (2020: $5,196 million). The medium term notes have a carrying amount of $592 million (2020: $597 million) and a fair value of $604 million (2020: $617 million). Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date and classified as Level 1 on the fair value hierarchy. Where these cash flows are in a foreign currency, the present value is converted to US dollars at the foreign exchange spot rate prevailing at the reporting date. The Group’s repayment obligations remain unchanged.

Foreign exchange risk

All interest-bearing liabilities are denominated in US dollars, excluding the CHF175 million medium term note.

Maturity profile of interest-bearing liabilities

The table below presents the contractual undiscounted cash flows associated with the Group’s interest-bearing liabilities, representing principal and interest. The figures will not necessarily reconcile with the amounts disclosed in the consolidated statement of financial position.

	2021 US$m	2020 US$m
Due for payment in:
1 year or less	470	979
1-2 years	462	470
2-3 years	188	462
3-4 years	1,169	178
4-5 years	951	1,161
More than 5 years	3,320	4,266

	6,560	7,516

Amounts exclude transaction costs.

Bilateral facilities

The Group has 14 bilateral loan facilities totaling $1,900 million (2020: 14 bilateral loan facilities totaling $1,900 million). Details of bilateral loan facilities at the reporting date are as follows:

2021:

Number of facilities	Term (years)	Currency	Extension option
5	5	US$	Evergreen
2	4	US$	Evergreen
7	3	US$	Evergreen

Notes to the Consolidated Financial Statements

C.2	Interest-bearing liabilities and financing facilities (cont.)

2020:

Number of facilities	Term (years)	Currency	Extension option
6	5	US$	Evergreen
2	4	US$	Evergreen
6	3	US$	Evergreen

Interest rates are based on USD LIBOR and margins are fixed at the commencement of the drawdown period. Interest is paid at the end of the drawdown period. Evergreen facilities may be extended continually by a year subject to the bank’s agreement.

Syndicated facility

On 14 October 2019, Woodside increased the existing facility to $1,200 million, with $400 million expiring on 11 October 2022 and $800 million expiring on 11 October 2024. Interest rates are based on USD LIBOR and margins are fixed at the commencement of the drawdown period.

On 17 January 2020, the Group completed a new $600 million syndicated facility with a term of seven years. Interest is based on the USD London Interbank Offered Rate (LIBOR) plus 1.2%. Interest is paid on a quarterly basis.

Japan Bank for International Cooperation (JBIC) facility

On 24 June 2008, the Group entered into a two tranche committed loan facility of $1,000 million and $500 million respectively. The $500 million tranche was repaid in 2013. There is a prepayment option for the remaining balance. Interest rates are based on LIBOR. Interest is payable semi-annually in arrears and the principal amortises on a straight-line basis, with equal instalments of principal due on each interest payment date (every six months).

Under this facility, 90% of the receivables from designated Pluto LNG sale and purchase agreements are secured in favour of the lenders through a trust structure, with a required reserve amount of $30 million.

To the extent that this reserve amount remains fully funded and no default notice or acceleration notice has been given, the revenue from Pluto LNG continues to flow directly to the Group from the trust account.

Medium term notes

On 28 August 2015, the Group established a $3,000 million Global Medium Term Notes Programme listed on the Singapore Stock Exchange. Three notes have been issued under this programme as set out below:

Issue date	Maturity date	Currency	Carrying amount (million)	Nominal interest rate
15 July 2016	15 July 2022	US$	200	Floating three month US$ LIBOR
11 July 2016	11 December 2023	CHF	175	1%
29 November 2019	29 January 2027	US$	200	3%

The unutilised program is not considered to be an unused facility.

Notes to the Consolidated Financial Statements

C.2	Interest-bearing liabilities and financing facilities (cont.)

US bonds

The Group has four unsecured bonds issued in the United States of America as defined in Rule 144A of the US Securities Act of 1933 as set out below:

Issue date	Maturity date	Carrying amount US$m	Nominal interest rate
5 March 2015	5 March 2025	1,000	3.65%
15 September 2016	15 September 2026	800	3.70%
13 September 2017	15 March 2028	800	3.70%
4 March 2019	4 March 2029	1,500	4.50%

Interest on the bonds is payable semi-annually in arrears.

During the period, the Group redeemed the $700 million 2021 US bond and repaid $84 million on the JBIC facility.

C.3	Contributed equity

Recognition and measurement

Issued capital

Ordinary shares are classified as equity and recorded at the value of consideration received. The cost of issuing shares is shown in share capital as a deduction, net of tax, from the proceeds.

Reserved shares

The Group’s own equity instruments, which are reacquired for later use in employee share-based payment arrangements (reserved shares), are deducted from equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

Notes to the Consolidated Financial Statements

C.3	Contributed equity (cont.)

(a) Issued and fully paid shares

	Number of shares	US$m
Year ended 31 December 2021
Opening balance	962,225,814	9,297
DRP - ordinary shares issued at A$24.77 (2020 final dividend)	1,354,072	26
DRP - ordinary shares issued at A$19.47 (2021 interim dividend)	6,051,940	86

Amounts as at 31 December 2021	969,631,826	9,409

Year ended 31 December 2020
Opening balance	942,286,900	9,010
DRP - ordinary shares issued at A$25.61 (2019 final dividend)	12,072,034	181
DRP - ordinary shares issued at A$18.79 (2020 interim dividend)	6,091,035	83
Employee share plan - ordinary shares issued at A$18.27 (2017 Woodside equity plan)	1,775,845	23

Amounts as at 31 December 2020	962,225,814	9,297

Year ended 31 December 2019
Opening balance	936,151,549	8,880
DRP - ordinary shares issued at A$31.34 (2019 interim dividend)	6,135,351	130

Amounts as at 31 December 2019	942,286,900	9,010

All shares are a single class with equal rights to dividends, capital, distributions and voting. The Company does not have authorised capital nor par value in relation to its issued shares.

Notes to the Consolidated Financial Statements

C.3	Contributed equity (cont.)

(b) Shares reserved for employee share plans

	Number of shares	US$m
Year ended 31 December 2021
Opening balance	1,766,099	(23)
Purchases during the year	2,683,469	(47)
Vested during the year	(2,629,824)	40

Amounts as at 31 December 2021	1,819,744	(30)

Year ended 31 December 2020
Opening balance	1,985,306	(39)
Purchases during the year	2,242,345	(32)
Vested during the year	(2,461,552)	48

Amounts as at 31 December 2020	1,766,099	(23)

Year ended 31 December 2019
Opening balance	1,130,104	(31)
Purchases during the year	3,052,348	(66)
Vested during the year	(2,197,146)	58

Amounts as at 31 December 2019	1,985,306	(39)

C.4 Other reserves

	2021 US$m	2020 US$m	2019 US$m
Other reserves
Employee benefits reserve	232	219	211
Foreign currency translation reserve	793	793	793
Hedging reserve	(400)	(71)	(12)
Distributable profits reserve	58	462	—

	683	1,403	992

Nature and purpose

Employee benefits reserve

Used to record share-based payments associated with the employee share plans and remeasurement adjustments relating to the defined benefit plan.

Foreign currency translation reserve

Used to record foreign exchange differences arising from the translation of the financial statements of foreign entities from their functional currency to the Group’s presentation currency.

Notes to the Consolidated Financial Statements

C.4 Other reserves (cont.)

Hedging reserve

Used to record gains and losses on hedges designated as cash flow hedges, and foreign currency basis spread arising from the designation of a financial instrument as a hedging instrument. Gains and losses accumulated in the cash flow hedge reserve are taken to the income statement in the same period during which the hedged expected cash flows affect the income statement.

Distributable profits reserve

Used to record distributable profits generated by the Parent entity, Woodside Petroleum Ltd.

D.	Other Assets and Liabilities

This section addresses the other assets and liabilities position at the end of the reporting period including, where applicable, the accounting policies applied and the key estimates and judgements made.

Key financial and capital risks in this section

Credit risk management

Credit risk is the risk that a counterparty will not meet its obligation under a financial instrument or customer contract, leading to a financial loss to the Group. Credit risk arises from the financial assets of the Group, which comprise trade and other receivables, loans receivables and deposits with banks and financial institutions.

The Group manages its credit risk on trade receivables and financial instruments by predominantly dealing with counterparties with an investment grade credit rating. Sufficient collateral is obtained to mitigate the risk of financial loss when transacting with counterparties with below investment grade credit ratings. Customers who wish to trade on unsecured credit terms are subject to credit verification procedures. Receivable balances are monitored on an ongoing basis. As a result, the Group’s exposure to bad debts is not significant. The Group’s maximum credit risk is limited to the carrying amount of its financial assets.

Customer credit risk is managed by the Treasury function subject to the Group’s established policy, procedures and controls relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored. At 31 December 2021, the Group had four customers (2020: four customers) that owed the Group more than $10 million each and accounted for approximately 88% (2020: 82%) of all trade receivables. Payment terms are typically 14 to 30 days providing only a short credit exposure.

The Group considers the probability of default upon initial recognition of the asset and whether there has been a significant depreciation in credit quality on an ongoing basis. A significant decrease in credit quality is defined as a debtor being greater than 30 days past due in making a contractual payment. Credit losses for trade receivables (including lease receivables) and contract assets are determined by applying the simplified approach and are measured at an amount equal to lifetime expected loss. Under the simplified approach, determination of the loss allowance provision and expected loss rate incorporates past experience and forward-looking information, including the outlook for market demand and forward-looking interest rates. A default on other financial assets is considered to be when the counterparty fails to make contractual payments within 60 days of when they fall due.

At 31 December 2021, the Group had a provision for credit losses of nil (2020: nil). Subsequent to 31 December 2021, 100% (2020: 100%) of the trade receivables balance of $152 million (2020: $164 million) has been received.

Notes to the Consolidated Financial Statements

D.	Other Assets and Liabilities (cont.)

Credit risk from balances with banks is managed by the Treasury function in accordance with the Group’s policy. The Group’s main funds are placed as short-term deposits with reputable financial institutions with strong investment grade credit ratings. At 31 December 2021 and 31 December 2020, there were no significant concentrations of credit risk within the Group and financial instruments are spread amongst a number of financial institutions to minimise the risk of counterparty default. The maximum exposure to financial institution credit risk is represented by the sum of all cash deposits plus accrued interest, bank account balances and fair value of derivative assets. The Group’s counterparty credit policy limits this exposure to commercial and investment banks, according to approved credit limits based on the counterparty’s credit rating.

D.1	Segment assets and liabilities

	2021 US$m	2020 US$m
(a) Segment assets
NWS	2,208	1,943
Pluto	9,380	9,250
Australia Oil	758	978
Wheatstone	3,047	3,108
Scarborough	2,281	1,294
Sangomar	2,872	1,254
Other development	482	507
Other segments	411	697
Unallocated items	5,035	5,592

	26,474	24,623

	2021 US$m	2020 US$m
(b) Segment liabilities
NWS	647	679
Pluto	937	950
Australia Oil	913	848
Wheatstone	302	281
Scarborough	84	16
Sangomar	350	96
Other development	83	153
Other segments	798	953
Unallocated items	8,131	7,772

	12,245	11,748

Refer to Note A.1 for descriptions of the Group’s segments. Unallocated assets mainly comprise cash and cash equivalents, deferred tax assets and lease assets. Unallocated liabilities mainly comprise interest-bearing liabilities, deferred tax liabilities and lease liabilities.

Notes to the Consolidated Financial Statements

D.2	Receivables

	2021 US$m	2020 US$m
(a) Receivables (current)
Trade receivables[1]	152	164
Other receivables[1]	123	75
Loans receivable	75	59
Lease receivables	18	3
Interest receivable	—	1
Dividend receivable	—	1

	368	303

(b) Receivables (non-current)
Loans receivable	627	394
Lease receivables	26	10
Defined benefit plan asset	33	19

	686	423

1.	Interest-free and settlement terms are usually between 14 and 30 days.

Recognition and measurement

Trade receivables are initially recognised at the transaction price determined under IFRS 15 Revenue from Contracts with Customers. Other receivables are initially recognised at fair value. Receivables that satisfy the contractual cash flow and business model tests are subsequently measured at amortised cost less an allowance for uncollectable amounts. Uncollectable amounts are determined using the expected loss impairment model. Collectability and impairment are assessed on a regular basis.

Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement. Certain receivables that do not satisfy the contractual cash flow and business model tests are subsequently measured at fair value (refer to Note D.6).

The Group’s customers are required to pay in accordance with agreed payment terms. Depending on the product, settlement terms are 14 to 30 days from the date of invoice or bill of lading and customers regularly pay on time. There are no significant overdue trade receivables as at the end of the reporting period (2020: nil).

Fair value

The carrying amount of trade and other receivables approximates their fair value.

Foreign exchange risk

The Group held $121 million of receivables at 31 December 2021 (2020: $68 million) in currencies other than US dollars (predominantly Australian dollars).

Loans receivable

On 9 January 2020, Woodside Energy Finance (UK) Ltd entered into a secured loan agreement with Petrosen (the Senegal National Oil Company), to provide up to $450 million for the purpose of funding Sangomar project

Notes to the Consolidated Financial Statements

D.2	Receivables (cont.)

costs. The facility has a maximum term of 12 years and semi-annual repayments of the loan are due to commence at the earlier of 12 months after RFSU or 30 June 2025. The carrying amount of the loan receivable is $335 million at 31 December 2021 (2020: $113 million), which approximates its fair value. The remaining balance of loans receivable is due from non-controlling interests.

D.3	Inventories

	2021 US$m	2020 US$m
(a) Inventories (current)
Petroleum products
Goods in transit	35	18
Finished stocks	34	33
Warehouse stores and materials	133	74

	202	125

(b) Inventories (non-current)
Warehouse stores and materials	19	40

	19	40

Recognition and measurement

Inventories include hydrocarbon stocks, consumable supplies and maintenance spares. Inventories are valued at the lower of cost and net realisable value. Cost is determined on a weighted average basis and includes direct costs and an appropriate portion of fixed and variable production overheads where applicable. Inventories determined to be obsolete or damaged are written down to net realisable value, being the estimated selling price less selling costs.

D.4	Payables

The following table shows the Group’s payables balances and maturity analysis.

	< 30 days US$m	30-60 days US$m	> 60 days US$m	Total US$m
Year ended 31 December 2021
Trade payables[1]	191	—	—	191
Other payables[1]	390	—	—	390
Interest payable[2]	7	—	51	58

Total payables	588	—	51	639

Year ended 31 December 2020
Trade payables[1]	100	—	—	100
Other payables[1]	342	—	—	342
Interest payable[2]	7	5	51	63

Total payables	449	5	51	505

1	Interest-free and normally settled on 30 day terms.
2	Details regarding interest-bearing liabilities are contained in Note C.2.

Notes to the Consolidated Financial Statements

D.4	Payables (cont.)

Recognition and measurement

Trade and other payables are carried at amortised cost and are recognised when goods and services are received, whether or not billed to the Group, prior to the end of the reporting period.

Fair value

The carrying amount of payables approximates their fair value.

Foreign exchange risk

The Group held $311 million of payables at 31 December 2021 (2020: $210 million) in currencies other than US dollars (predominantly Australian dollars).

D.5	Provisions

	Restoration[1] US$m	Employee benefits US$m	Onerous contracts[2] US$m	Other US$m	Total US$m
Year ended 31 December 2021
At 1 January 2021	2,134	295	349	129	2,907
Change in provision	60	(9)	(140)	(23)	(112)
Unwinding of present value discount	24	—	5	—	29

Carrying amount at 31 December 2021	2,218	286	214	106	2,824

Current	235	269	—	101	605
Non-current	1,983	17	214	5	2,219

Net carrying amount	2,218	286	214	106	2,824

Year ended 31 December 2020
At 1 January 2020	1,869	189	—	70	2,128
Change in provision	237	106	347	59	749
Unwinding of present value discount	28	—	2	—	30

Carrying amount at 31 December 2020	2,134	295	349	129	2,907

Current	54	272	46	128	500
Non-current	2,080	23	303	1	2,407

Net carrying amount	2,134	295	349	129	2,907

1.

2021 change in provision is due to changes in estimates of $239 million (primarily due to the inclusion of costs for the removal of rigid plastic-coated pipelines, reflecting an update to Woodside’s assumptions based on decommissioning planning activities in 2021), offset by a revision of discount rates of $134 million and provisions used of $45 million.

2.	2021 change in provision is due to provisions used of $45 million and changes in estimates of $95 million.

Recognition and measurement

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Notes to the Consolidated Financial Statements

D.5	Provisions (cont.)

Restoration

The restoration provision is first recognised in the period in which the obligation arises. The nature of restoration activities includes the removal of facilities, abandonment of wells and restoration of affected areas. Restoration provisions are updated annually, with the corresponding movement recognised against the related exploration and evaluation assets or oil and gas properties.

Over time, the liability is increased for the change in the present value based on a pre-tax discount rate appropriate to the risks inherent in the liability. The unwinding of the discount is recorded as an accretion charge within finance costs. The carrying amount capitalised in oil and gas properties is depreciated over the useful life of the related asset (refer to Note B.3).

Costs incurred that relate to an existing condition caused by past operations, and which do not have a future economic benefit, are expensed.

Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the end of the reporting period. These benefits include wages, salaries, annual leave and long service leave.

Liabilities in respect of employees’ services rendered that are not expected to be wholly settled within one year after the end of the period in which the employees render the related services are recognised as long-term employee benefits.

These liabilities are measured at the present value of the estimated future cash outflow to the employees using the projected unit credit method. Liabilities expected to be wholly settled within one year after the end of the period in which the employees render the related services are classified as short-term benefits and are measured at the amount due to be paid.

Onerous contract provision

Provision is made for loss-making contracts at the present value of the lower of the net cost of fulfilling and the cost arising from failure to fulfill each contract. Long term expectations of reduced spreads between North American and European/Asian LNG or gas markets has given rise to a loss-making contract.

Key estimates and judgements

(a) Restoration obligations

The Group estimates the future remediation and removal costs of offshore oil and gas platforms, production facilities, wells and pipelines at different stages of the development and construction of assets or facilities. In many instances, removal of assets occurs many years into the future.

The Group’s restoration obligations are based on compliance with the requirements of relevant regulations which vary for different jurisdictions and are often non-prescriptive. Australian legislation requires removal of structures, equipment and property, or alternative arrangements to removal which are satisfactory to the regulator. The Group maintains technical expertise to ensure that industry learnings, scientific research and local and international guidelines are reviewed in assessing its restoration obligations.

The restoration obligation requires judgemental assumptions regarding removal date, environmental legislation and regulations, the extent of restoration activities required, the engineering methodology for estimating cost,

Notes to the Consolidated Financial Statements

D.5	Provisions (cont.)

future removal technologies in determining the removal cost, and liability-specific discount rates to determine the present value of these cash flows. The Group’s provision includes the following costs:

•	for onshore assets, provision has been made for the full removal of production facilities and aboveground pipelines.

•

for offshore assets, provision has been made for the plug and abandonment of wells and the removal of offshore platform topsides, floating production storage offloading (FPSO) and some subsea infrastructure. It is currently the Group’s assumption that certain pipelines and infrastructure, parts of offshore platform substructures, and certain subsea infrastructure remain in-situ where it can be demonstrated that this will deliver equal or better health, safety and environmental outcomes than full removal and that regulatory approval is obtained where arrangements are satisfactory to the regulator.

Elements composed of steel, or steel and concrete, with hydrocarbons removed have previously been accepted by the Australian regulator to be decommissioned in-situ where it has been demonstrated there is an acceptable impact to the environment and to current and future marine users (i.e. fishing, shipping and other activities).

The basis of the restoration obligation provision for assets with approved decommissioning plans or general directions issued by the regulator can differ from the assumptions disclosed above. Whilst the provisions reflect the Group’s best estimate based on current knowledge and information, further studies and detailed analysis of the restoration activities for individual assets will be performed near the end of their operational life and/or when detailed decommissioning plans are required to be submitted to the relevant regulatory authorities. Actual costs and cash outflows can materially differ from the current estimate as a result of changes in regulations and their application, prices, analysis of site conditions, further studies, timing of restoration and changes in removal technology. These uncertainties may result in actual expenditure differing from amounts included in the provision recognised as at 31 December 2021.

A range of pre-tax discount rates between 0.4% and 2.4% (2020: 0.1% to 2%) has been applied. If the discount rates were decreased by 0.5% then the provision would be $134 million higher. If the cost estimates were increased by 10% then the provision would be $225 million higher. The proportion of the non-current balance not expected to be settled within 10 years is 65% (2020: 73%).

In the event that the removal of all, or a substantial portion of, the elements was required, Woodside estimates the additional cost would lead to an increase to the provision of approximately $300 – $500 million. This excludes costs related to large diameter trunklines between the offshore platforms and onshore plants as further assessment is required for these pipelines which are buried below the seabed or heavily stabilised by rock or concrete due to their location and metocean conditions.

(b) Long service leave

Long service leave is measured at the present value of benefits accumulated up to the end of the reporting period. The liability is discounted using an appropriate discount rate. Management uses judgement to determine key assumptions used in the calculation including future increases in salaries and wages, future on-cost rates and future settlement dates of employees’ departures.

(c) Legal case outcomes

Provisions for legal cases are measured at the present value of the amount expected to settle the claim. Management is required to use judgement when assessing the likely outcome of legal cases, estimating the risked amount and whether a provision or contingent liability should be recognised.

Notes to the Consolidated Financial Statements

D.5	Provisions (cont.)

(d) Onerous contracts

The onerous contract provision assessment requires management to make certain estimates regarding the unavoidable costs and the expected economic benefits from the contract. These estimates require significant management judgement and are subject to risk and uncertainty, and hence changes in economic conditions can affect the assumptions. The present value of the provision was estimated using the assumptions set out below:

•	Contract term – 19 years; the provision is released as contract deliveries are made up to 2040.

•	Discount rate – a pre-tax, risk free US government bond rate of 1.855% (2020: 1.390%) has been applied.

•

LNG pricing – forecast sales and purchase prices are subject to a number of price markers. Price assumptions are based on the best information on the market available at measurement date and derived from short- and long-term views of global supply and demand, building upon past experience of the industry and consistent with external sources. The forecasted sales are linked to gas hub prices (Title Transfer Facility (TTF)) at which physical sales are expected to occur and incorporates known pricing information related to sales[1]. The long-term gas sales price is estimated on the basis of the Group’s Brent price forecast. The estimated purchase price is linked to US hub prices (Henry Hub (HH)) at which physical purchases are expected to occur. The nominal TTF, Brent oil prices and HH gas prices used at 31 December 2021 were:

	2022	2023	2024	2025	2026
TTF (US$/MMBtu)	15.0	8.2	6.9	7.0	7.2
Brent (US$/bbl)	73	71	68	69	70	[2]
Henry Hub (US$/ MMBtu)	4.0	3.6	3.1	3.2	3.3	[3]

The nominal impacts of the effects of changes to discount rate and long-term oil price assumptions are estimated as follows:

Change in assumption[5]	US$m
LNG sales price[1]: increase of 10%	500
LNG sales price[1]: decrease of 10%	(509)
US hub gas price (HH)[3]: increase of 10%	(282)
US hub gas price (HH)[3]: decrease of 10%	282
Discount rate: increase of 1%[5]	19
Discount rate: decrease of 1%[5]	(20)

1.	For committed volumes, contracted pricing information has been applied. For hedge accounted volumes, the relevant hedged prices have been applied.
2.	Long-term oil prices are based on US$65/bbl (2022 real terms) from 2024 and prices are escalated at 2.0% onwards.
3.	Long-term gas prices are based on US$3.0/MMBtu (2022 real terms) from 2025 to 2029 and thereafter US$3.5/MMBtu (2022 real terms). All long term prices are escalated at 2.0%.
4.

Amounts shown represent the change of the present value of the contract keeping all other variables constant. Any reduction in the onerous provision recognised would not exceed the balance of the provision itself.

5.	A change of 1% represents 100 basis points.

Notes to the Consolidated Financial Statements

D.6	Other financial assets and liabilities

	2021	2020
	US$m	US$m
Other financial assets
Financial instruments at fair value through profit and loss
Derivative financial instruments designated as hedges	134	31
Other financial assets	293	195

Total other financial assets	427	226

Current	320	172
Non-current	107	54

Net carrying amount	427	226

Other financial liabilities
Financial instruments at fair value through profit and loss
Derivative financial instruments designated as hedges	563	68
Other financial liabilities	9	3

Total other financial liabilities	572	71

Current	411	37
Non-current	161	34

Net carrying amount	572	71

Recognition and measurement

Other financial assets and liabilities

Receivables subject to provisional pricing adjustments are initially recognised at the transaction price and subsequently measured at fair value with movements recognised in the income statement.

Derivative financial instruments

Derivative financial instruments that are designated within qualifying hedge relationships are initially recognised at fair value on the date the contract is entered into. For relationships designated as fair value hedges, subsequent fair value movements of the derivative are recognised in the income statement. For relationships designated as cash flow hedges, subsequent fair value movements of the derivative for the effective portion of the hedge are recognised in other comprehensive income and accumulated in reserves in equity; fair value movements for the ineffective portion are recognised immediately in the income statement. Costs of hedging have been separated from the hedging arrangements and deferred to other comprehensive income and accumulated in reserves in equity. Amounts accumulated in equity are reclassified to the income statement in the periods when the hedged item affects profit or loss.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged exposure and the hedging instrument. The Group assesses whether the derivative designated in each hedging relationship has been, and is expected to be, effective in offsetting changes in cash flows of the hedged exposure using the hypothetical derivative method.

Notes to the Consolidated Financial Statements

D.6	Other financial assets and liabilities (cont.)

Ineffectiveness is recognised where the cumulative change in the designated component value of the hedging instrument on an absolute basis exceeds the change in value of the hedged exposure attributable to the hedged risk.

Ineffectiveness may arise where the timing of the transaction changes from what was originally estimated such as delayed shipments or changes in timing of forecast sales. This may also arise where the commodity swap pricing terms do not perfectly match the pricing terms of the LNG revenue contracts.

Fair value

Except for the other financial assets and other financial liabilities set out in this note, there are no material financial assets or financial liabilities carried at fair value.

The fair value of commodity derivative financial instruments is determined based on observable quoted forward pricing and swap rates and is classified as Level 2 on the fair value hierarchy. The most frequently applied valuation techniques include forward pricing and swap models that use present value calculations. The models incorporate various inputs including the credit quality of counterparties and forward rate curves of the underlying commodity.

The fair value of interest rate swaps is calculated by discounting estimated future cash flows based on the terms of maturity of each contract, using market interest rates for a similar instrument at the reporting date and is classified as Level 2 on the fair value hierarchy.

The fair value of foreign exchange forward contracts is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curves in the respective currencies and is classified as Level 2 on the fair value hierarchy.

The fair values of other financial assets and other financial liabilities are predominantly determined based on observable quoted forward pricing and are predominantly classified as Level 2 on the fair value hierarchy.

Foreign exchange

The derivative financial instruments include foreign exchange forward contracts that are denominated in Australian dollars. The Group had no material other financial assets and liabilities denominated in currencies other than US dollars.

Hedging activities

During the period, the following hedging activities were undertaken:

•	The Group hedged a percentage of its oil-linked exposure, entering into oil swap derivatives settling between 2021 to 2023 in order to achieve a minimum average sales price per barrel.

•

The Group also entered into separate HH commodity swaps to hedge the purchase leg of the Corpus Christi volumes and separate TTF commodity swaps to hedge the sales leg of Corpus Christi volumes effectively protecting against pricing risk for 2022 and 2023. As a result of hedging and term sales, approximately 97% of Corpus Christi volumes in 2022 and 70% in 2023 have hedged pricing risk.

•	The Group entered into TTF commodity swaps to hedge equity LNG cargoes expected to be exposed to winter 2021/22 natural gas pricing.

Notes to the Consolidated Financial Statements

D.6	Other financial assets and liabilities (cont.)

•

The Group entered into foreign exchange forward contracts to fix the Australian dollar to US dollar exchange rate in relation to a portion of the Australian dollar denominated capital expenditure expected to be incurred under the Scarborough development.

For the year ended 31 December 2020 the following main hedging activities were undertaken:

The Group hedged a percentage of its exposure to commodity price risk, entering into 13.4 million barrels of oil swap derivatives to achieve a minimum average sales price of $33 per barrel. The Group also entered into 7.9 million barrels of oil call options, to take advantage of increases in oil prices above $40 per barrel, for a premium of $37 million. Most of the derivatives settled between April 2020 and December 2020, with swaps and options for 1.3 million barrels settling in 2021. The swaps and call options were designated as cash flow hedges.

	2021	2020
Oil swaps (cash flow hedges)
Carrying amount (US$m)	(1)	(22)
Notional amount (MMbbl)	30	1
Maturity date	2022-2023	2021
Hedge Ratio	1:1	1:1
Weighted average hedged rate (US$/MMbbl)	74	33

HH Corpus Christi commodity swaps (cash flow hedges)
Carrying amount (US$m)	31	—
Notional amount (TBtu)	65	—
Maturity date	2022-2023	—
Hedge Ratio	1:1	—
Weighted average hedged rate (US$/MMBtu)	3	—

TTF Corpus Christi commodity swaps (cash flow hedges)
Carrying amount (US$m)	(465)	—
Notional amount (TBtu)	49	—
Maturity date	2022-2023	—
Hedge Ratio	1:1	—
Weighted average hedged rate (US$/MMBtu)	9	—

TTF commodity swaps (cash flow hedges)
Carrying amount (US$m)	4	—
Notional amount (TBtu)	3	—
Maturity date	2022	—
Hedge Ratio	1:1	—
Weighted average hedged rate (US$/MMBtu)	26	—

Interest rate swap (cash flow hedges)
Carrying amount (US$m)	(17)	(43)
Notional amount	600	600
Maturity date	2027	2027
Hedge Ratio	1:1	1:1
Weighted average hedged rate	1.7%	1.7%

Notes to the Consolidated Financial Statements

D.6	Other financial assets and liabilities (cont.)

	2021	2020
Cross currency interest rate swap (cash flow and fair value hedges)
Carrying amount (US$m)	9	15
Notional amount (Swiss Franc)	175	175
Maturity date	2023	2023
Hedge Ratio	1:1	1:1
Weighted average hedged rate	Three month US LIBOR +2.8%	Three month US LIBOR +2.8%

Oil call options (cash flow hedges)
Carrying amount (US$m)	—	13
Notional amount (MMbbl)	—	1
Maturity date	—	2021
Hedge Ratio	—	1:1
Weighted average hedged rate (US$/MMbbl)	—	33

FX forwards (cash flow hedges)
Carrying amount (US$m)	10	—
Notional amount (AUD$m)	934	—
Maturity date	2022-2025	—
Hedge Ratio	1:1	—
Weighted average hedged rate (AUD:USD)	0.71	—

Hedge ineffectiveness of $38 million (2020: $1 million) has been recognised in the profit and loss.

Other financial assets

Other financial assets measured at fair value include receivables subject to provisional pricing adjustments of $163 million (2020: $144 million) and repurchase agreements entered into for the purposes of net settlement rather than for physical delivery of $69 million (2020: nil).

Interest Rate Benchmark Reform

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform). The Group has exposures to IBORs on its financial instruments that will be impacted as part of these market-wide initiatives. The Group’s main IBOR exposure at the reporting date is USD LIBOR. In 2020, the Federal Reserve announced that LIBOR will be phased out and eventually replaced by June 2023.

The Group anticipates that IBOR reform will impact its operational and risk management processes and hedge accounting. The main risks to which the Group is exposed as a result of IBOR reform are operational, for example renegotiating borrowing contracts through bilateral negotiation with counterparties, implementing new fallback clauses with its derivative counterparties, updating contractual terms and revising operational controls related to the reform. Financial risk is predominantly limited to interest rate risk. Hedging relationships may experience ineffectiveness due to uncertainty about when and how replacement may occur with respect to the relevant hedged item and hedging instrument or the difference in the timing of a replacement.

Notes to the Consolidated Financial Statements

D.6	Other financial assets and liabilities (cont.)

The Group’s financial instruments have not yet transitioned to an alternative interest rate benchmark. The Group has financial liabilities and financial assets with a total carrying value of $957 million and $367 million respectively, with reference to USD LIBOR.

The Group has the following hedging relationships which are exposed to interest rate benchmarks impacted by IBOR Reform:

•

Interest rate swaps to hedge the LIBOR interest rate risk associated with the $600 million syndicated facility (refer to Note C.2). The interest rate swaps are designated as cash flow hedges, converting the variable interest into fixed interest US dollar debt, and mature in 2027.

•

A fixed rate 175 million Swiss Franc (CHF) denominated medium term note, which it hedges with cross-currency interest rate swaps designated in both fair value and cash flow hedge relationships. The cross-currency interest rate swaps are referenced to LIBOR (refer to Note C.2).

The Group’s Treasury function continues to assess the implications of the IBOR reform across the Group and will manage and execute the transition from current benchmark rates to alternative benchmark rates.

Key estimates and judgements

Fair value of other financial assets and liabilities

Estimates have been applied in the measurement of other financial assets and liabilities and, where required, judgement is applied in the settlement of any financial assets or liabilities. In the current period, this included a $56 million periodic adjustment which increased other financial liabilities, reflecting the arrangements governing Wheatstone LNG sales (2020: $12 million decrease).

D.7	Leases

	Land and buildings	Plant and equipment	Marine vessels and carriers	Total
	US$m	US$m	US$m	US$m
Lease assets
Year ended 31 December 2021
Carrying amount at 1 January 2021	392	—	592	984
Additions	14	205	9	228
Lease remeasurements	15	—	16	31
Disposals at written down value	(12)	—	—	(12)
Depreciation	(32)	(38)	(81)	(151)

Carrying amount at 31 December 2021	377	167	536	1,080

At 31 December 2021
Historical cost	462	205	743	1,410
Accumulated depreciation and impairment	(85)	(38)	(207)	(330)

Net carrying amount	377	167	536	1,080

Notes to the Consolidated Financial Statements

D.7	Leases (cont.)

	Land and buildings	Plant and equipment	Marine vessels and carriers	Total
	US$m	US$m	US$m	US$m
Lease liabilities
Year ended 31 December 2021
At 1 January 2021	484	3	791	1,278
Additions	7	231	13	251
Repayments (principal and interest)	(70)	(48)	(144)	(262)
Accretion of interest	25	7	65	97
Lease remeasurements	(9)	(1)	13	3

Carrying amount at 31 December 2021	437	192	738	1,367

Current	19	87	85	191
Non-current	418	105	653	1,176
Carrying amount at 31 December 2021	437	192	738	1,367

Lease assets
Year ended 31 December 2020
Carrying amount at 1 January 2020	396	—	552	948
Additions	24	—	102	126
Lease remeasurements	1	—	4	5
Depreciation	(29)	—	(66)	(95)

Carrying amount at 31 December 2020	392	—	592	984

At 31 December 2020
Historical cost	447	—	718	1,165
Accumulated depreciation and impairment	(55)	—	(126)	(181)

Net carrying amount	392	—	592	984

Lease liabilities
Year ended 31 December 2020
At 1 January 2020	431	—	739	1,170
Additions	24	3	107	134
Repayments (principal and interest)	(34)	—	(123)	(157)
Accretion of interest	23	—	63	86
Lease remeasurements	40	—	5	45

Carrying amount at 31 December 2020	484	3	791	1,278

Current	16	1	77	94
Non-current	468	2	714	1,184

Carrying amount at 31 December 2020	484	3	791	1,278

Recognition and measurement

When a contract is entered into, the Group assesses whether the contract contains a lease. A lease arises when the Group has the right to direct the use of an identified asset which is not substitutable and to obtain substantially all economic benefits from the use of the asset throughout the period of use. The leases recognised by the Group predominantly relate to LNG vessels, property and drilling rigs.

The Group separates the lease and non-lease components of the contract and accounts for these separately. The Group allocates the consideration in the contract to each component on the basis of their relative stand-alone prices.

Notes to the Consolidated Financial Statements

D.7	Leases (cont.)

Leases as a lessee

Lease assets and lease liabilities are recognised at the lease commencement date, which is when the assets are available for use. The assets are initially measured at cost, which is the present value of future lease payments adjusted for any lease payments made at or before the commencement date, plus any make-good obligations and initial direct costs incurred.

Lease assets are depreciated using the straight-line method over the shorter of their useful life and the lease term. Refer to Note B.3 for the useful lives of assets. Periodic adjustments are made for any re-measurements of the lease assets and for impairment losses, assessed in accordance with the Group’s impairment policies.

Lease liabilities are initially measured at the present value of future minimum lease payments, discounted using the Group’s incremental borrowing rate if the rate implicit in the lease cannot be readily determined, and are subsequently measured at amortised cost using the effective interest rate. Minimum lease payments are fixed payments or index-based variable payments incorporating the Group’s expectations of extension options and do not include non-lease components of a contract. A portfolio approach was taken when determining the implicit discount rate for LNG vessels with similar terms and conditions on transition.

The lease liability is remeasured when there are changes in future lease payments arising from a change in rates, index or lease terms from exercising an extension or termination option. A corresponding adjustment is made to the carrying amount of the lease assets, with any excess recognised in the consolidated income statement.

There are no restrictions placed upon the lessee by entering into these leases.

Short-term leases and leases of low value

Short-term leases (lease term of 12 months or less) and leases of low value assets are recognised as incurred as an expense in the consolidated income statement. Low value assets comprise plant and equipment.

Foreign exchange risk

The Group held $476 million of lease liabilities at 31 December 2021 (2020: $518 million; 2019: $461 million) in currencies other than the US dollar (predominantly Australian dollars).

Maturity profile of lease liabilities

The table below presents the contractual undiscounted cash flows associated with the Group’s lease liabilities, representing principal and interest. The figures will not necessarily reconcile with the amounts disclosed in the consolidated statement of financial position.

	2021	2020
	US$m	US$m
Due for payment in:
1 year or less	283	184
1-2 years	283	181
2-3 years	191	180
3-4 years	171	174
4-5 years	161	174
More than 5 years	789	994

	1,878	1,887

Notes to the Consolidated Financial Statements

D.7	Leases (cont.)

Lease commitments

The table below presents the contractual undiscounted cash flows associated with the Group’s future lease commitments for non-cancellable leases not yet commenced, representing principal and interest.

	2021	2020
	US$m	US$m
Due for payment:
Within one year	80	90
After one year but not more than five years	159	365
Later than five years	49	45

	288	500

Subsequent to year end, contractual undiscounted future lease commitments for non-cancellable leases not yet commenced increased by $634 million. The leases commence from 2025 and relate to facilities, marine vessels and carriers (refer to Note E.5).

Payments of $68 million (2020: $101 million) for short-term leases (lease term of 12 months or less) and payments of $18 million (2020: $17 million) for leases of low value assets were expensed in the consolidated income statement. Total payments for leases in the statement of cash flows are $330 million (2020: $275 million), with $244 million (2020: $157 million) included in financing activities.

The Group has short-term and low value lease commitments for marine vessels and carriers, property, drill rigs and plant and equipment contracted for, but not provided for in the financial statements, of $53 million (2020: $94 million).

Key estimates and judgements

(a) Control

Judgement is required to assess whether a contract is or contains a lease at inception by assessing whether the Group has the right to direct the use of the identified asset and obtain substantially all the economic benefits from the use of that asset.

(b) Lease term

Judgement is required when assessing the term of the lease and whether to include optional extension and termination periods. Option periods are only included in determining the lease term at inception when they are reasonably certain to be exercised.

Lease terms are reassessed when a significant change in circumstances occurs. On this basis, possible additional lease payments amounting to $1,654 million (2020: $1,670 million) were not included in the measurement of lease liabilities.

(c) Interest in joint arrangements

Judgement is required to determine the Group’s rights and obligations for lease contracts within joint operations, to assess whether lease liabilities are recognised gross (100%) or in proportion to the Group’s participating interest in the joint operation. This includes an evaluation of whether the lease arrangement contains a sublease with the joint operation.

Notes to the Consolidated Financial Statements

D.7	Leases (cont.)

(d) Discount rates

Judgement is required to determine the discount rate, where the discount rate is the Group’s incremental borrowing rate if the rate implicit in the lease cannot be readily determined. The incremental borrowing rate is determined with reference to the Group’s borrowing portfolio at the inception of the arrangement or the time of the modification.

E.	Other Items

This section includes Group structure information and other disclosures.

E.1	Contingent liabilities and assets

	2021	2020[1]
	US$m	US$m
Contingent liabilities at reporting date
Contingent liabilities	195	587
Guarantees	7	10

	202	597

1.	Contingent payments of $450 million were paid in 2021 due to a positive FID to develop the Scarborough field and capitalised to oil and gas properties.

Contingent liabilities relate predominantly to possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of uncertain future events, and therefore the Group has not provided for such amounts in these financial statements. Additionally, there are a number of other claims and possible claims that have arisen in the course of business against entities in the Group, the outcome of which cannot be estimated at present and for which no amounts have been included in the table above.

The above table includes contingent payments of $155 million (2020: $100 million) relating to the Sangomar development, dependent on commodity prices and the timing of first oil.

Additionally, the Group has issued guarantees relating to workers’ compensation liabilities.

There were no contingent assets as at 31 December 2021 or 31 December 2020.

E.2	Employee benefits

(a) Employee benefits

Employee benefits for the reporting period are as follows:

	2021	2020	2019
	US$m	US$m	US$m
Employee benefits	217	252	246
Share-based payments	12	19	21
Defined contribution plan costs	26	27	28
Defined benefit plan expense	1	2	1

	256	300	296

Notes to the Consolidated Financial Statements

E.2	Employee benefits (cont.)

Recognition and measurement

The Group’s accounting policy for employee benefits other than superannuation is set out in Note D.5. The policy relating to share-based payments is set out in Note E.2(c).

All employees of the Group are entitled to benefits on retirement, disability or death from the Group’s superannuation plan. The majority of employees are party to a defined contribution scheme and receive fixed contributions from Group companies and the Group’s legal or constructive obligation is limited to these contributions. Contributions to defined contribution funds are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payment is available. The Group also operates a defined benefit superannuation scheme, the membership of which is now closed. The net defined benefit plan asset at 31 December 2021 was $33 million (2020: $19 million; 2019: $18 million).

(b) Compensation of key management personnel

Key management personnel (KMP) compensation for the financial year was as follows:

	2021 US$	2020 US$	2019 US$
Short-term employee benefits	6,599,678	5,868,476	6,416,430
Post-employment benefits	77,515	63,805	71,137
Share-based payments	5,609,022	7,201,653	7,253,672
Long-term employee benefits	717,223	515,585	281,882
Termination benefits	2,447,525	390,087	—

	15,450,963	14,039,606	14,023,121

(c) Share plans

The Group provides benefits to its employees (including KMP) in the form of share-based payments whereby employees render services for shares (equity-settled transactions).

Woodside equity plan (WEP) and supplementary Woodside equity plan (SWEP)

The WEP is available to all permanent employees, but since 1 January 2018 has excluded EIS participants. The number of Equity Rights (ERs) offered to each eligible employee is calculated with reference to salary and performance. The linking of performance to an allocation allows the Group to recognise and reward eligible employees for high performance. The ERs have no further ongoing performance conditions after allocation, and do not require participants to make any payment in respect of the ERs at grant or at vesting.

Each ER relating to the WEP for 2018 and prior years entitles the participant to receive a Woodside share on a vesting date three years after the grant date. From the 2019 WEP onwards, 75% of the ERs offered to each participant will vest three years after the grant date, with the remaining 25% vesting five years after the grant date.

The SWEP award is available to employees identified as being retention critical. Each ER entitles the participant to receive a Woodside share on the vesting date three years after the effective grant date. Participants do not make any payment in respect of the ERs at grant or at vesting.

Notes to the Consolidated Financial Statements

E.2	Employee benefits (cont.)

Executive incentive plans (EIP)

The EIP operated as Woodside’s Executive incentive framework until the end of 2017, after which the Board introduced the EIS. The EIP was used to deliver short-term award (STA) and long-term award (LTA) to Senior Executives.

Short-term awards (STA)

STAs were delivered in the form of restricted shares to Executives, including all Executive KMP. There are no further performance conditions for vesting of deferred STA. Participants are not required to make any payments in respect of STA awards at grant or at vesting. Restricted shares entitle their holders to receive dividends.

Long-term awards (LTA)

LTAs were granted in the form of Performance Rights (PRs) to Executives, including all Executive KMP. Vesting of LTA is subject to achievement of relative total shareholder return (RTSR) targets, with 33% measured against the ASX 50 and the remaining 67% tested against an international group of oil and gas companies.

Participants are not entitled to receive dividends and are not required to make any payments in respect of LTA awards at grant or at vesting.

Executive incentive scheme (EIS)

The EIS was introduced for the 2018 performance year for all Executives including Executive KMP. The EIS is delivered in the form of a cash incentive, Restricted Shares and Performance Rights. The grant date of the Restricted Shares and Performance Rights has been determined to be subsequent to the performance year, being the date of the Board of Directors’ approval. Accordingly, the 2020 Restricted Shares and Performance Rights for executives were granted on 17 February 2021, while the Performance Rights for the outgoing CEO were granted on 15 April 2021 and have been included in the table below. The expense estimated as at 31 December 2021 in relation to the 2021 performance year was updated to the fair value on grant date during the period.

The 2021 Restricted Shares and Performance Rights have not been included in the table below as they have not been approved as at 31 December 2021. An expense related to the 2021 performance year has been estimated for Restricted Shares and Performance Rights, using fair value estimates based on inputs at 31 December 2021.

The Restricted Shares and Performance Rights relating to the 2019 performance year were granted on 12 February 2020 and have been included in the table below. The expense estimated as at 31 December 2019 in relation to the 2019 performance year was updated to the fair value on grant date during the period.

The Restricted Shares and Performance Rights relating to the 2018 performance year were granted on 13 February 2019 and have been included in the table below. The expense estimated as at 31 December 2018 in relation to the 2018 performance year was updated to the fair value on grant date during the period.

Recognition and measurement

All compensation under WEP, SWEP and executive share plans is accounted for as share-based payments to employees for services provided. The cost of equity-settled transactions with employees is measured by reference to the fair values of the equity instruments at the date at which they are granted. The fair value of share-based

Notes to the Consolidated Financial Statements

E.2	Employee benefits (cont.)

payments is recognised, together with the corresponding increase in equity, over the period in which the vesting conditions are fulfilled, ending on the date on which the relevant employee becomes fully entitled to the shares. At each balance sheet date, the Group reassesses the number of awards that are expected to vest based on service conditions. The expense recognised each year takes into account the most recent estimate.

The fair value of the benefit provided for the WEP and SWEP is estimated using the Black-Scholes option pricing technique. The fair value of the restricted shares is estimated as the closing share price at grant date. The fair value of the benefit provided for the RTSR VPRs was estimated using the Binomial or Black-Scholes option pricing technique combined with a Monte Carlo simulation methodology, where relevant, using historical volatility to estimate the volatility of the share price in the future.

The number of awards and movements for all share plans are summarised as follows:

	Number of performance awards
	Employee plans		Executive plans
	WEP	SWEP	Short-term awards[3]	Long-term awards[3]
Year ended 31 December 2021
Opening balance	5,618,603	—	975,295	2,798,305
Granted during the year[1,2]	2,507,167	—	353,412	553,849
Vested during the year	(1,999,676)	—	(307,402)	(322,746)
Forfeited during the year	(476,311)	—	(26,869)	(650,188)

Awards at 31 December 2021	5,649,783	—	994,436	2,379,220

	US$m	US$m	US$m	US$m
Fair value of awards granted during the year	39	—	7	9

	Number of performance awards
	Employee plans		Executive plans
	WEP	SWEP	Short-term awards[3]	Long-term awards[3]
Year ended 31 December 2020
Opening balance	6,911,551	17,678	867,716	2,704,143
Granted during the year[1,2]	1,127,546	—	373,774	617,091
Vested during the year	(1,943,777)	(17,678)	(257,489)	(242,608)
Forfeited during the year	(476,717)	—	(8,706)	(280,321)

Awards at 31 December 2020	5,618,603	—	975,295	2,798,305

	US$m	US$m	US$m	US$m
Fair value of awards granted during the year	13	—	9	12

Notes to the Consolidated Financial Statements

E.2	Employee benefits (cont.)

	Number of performance awards
	Employee plans		Executive plans
	WEP	SWEP	Short-term awards[3]	Long-term awards[3]
Year ended 31 December 2019
Opening balance	6,325,364	17,678	813,968	2,545,915
Granted during the year[1,2]	2,537,991	—	417,166	731,799
Vested during the year	(1,645,915)	—	(338,537)	(212,694)
Forfeited during the year	(305,889)	—	(24,881)	(360,877)

Awards at 31 December 2019	6,911,551	17,678	867,716	2,704,143

	US$m	US$m	US$m	US$m
Fair value of awards granted during the year	47	—	10	15

1.	For the purpose of valuation, the share price on grant date for the 2021 WEP allocations was $15.17 (2020: $12.57; 2019: $21.72).
2.

For the purpose of valuation, the share price on grant date for Restricted Shares was $20.18 (2020: $22.76; 2019: $24.71) and the Performance Rights were $11.66 and $14.44 (2020: $15.81; 2019: $16.87).

3.	Includes awards issued under EIP and EIS.

E.3	Related party transactions

Transactions with directors

There were no transactions with directors during the year. Key management personnel compensation is disclosed in Note E.2(b).

E.4	Events after the end of the reporting period

On 15 November 2021, the Group and Global Infrastructure Partners (GIP) entered into a Sale and Purchase Agreement for GIP to acquire a 49% participating interest in the Pluto Train 2 Joint Venture. The transaction completed on 18 January 2022, reducing the Group’s participating interest from 100% to 51% and reducing the Group’s future capital commitments by approximately $2,876 million. The full financial effect of the transaction is still being assessed.

Subsequent to year end, the Group entered into new lease arrangements (refer to Note D.7).

Notes to the Consolidated Financial Statements

E.5	Joint arrangements

(a) Interest percentage in joint ventures

		Group Interest %
Entity	Principal activity	2021	2020
North West Shelf Gas Pty Ltd	Marketing services for ventures in the sale of gas to the domestic market	16.67	16.67
North West Shelf Liaison Company Pty Ltd	Liaison for ventures in the sale of LNG to the Japanese market	16.67	16.67
China Administration Company Pty Ltd	Marketing services for ventures in the sale of LNG to international markets	16.67	16.67
North West Shelf Shipping Service Company Pty Ltd	LNG vessel fleet advisor	16.67	16.67
North West Shelf Lifting Coordinator Pty Ltd	Coordinator for venturers for all equity liftings	16.67	16.67

(b) Interest percentage in joint operations

	Group Interest %
	2021	2020
Producing and developing assets
Oceania
North West Shelf	12.5 - 50.0	12.5 - 50.0
Greater Enfield and Vincent	60.0	60.0
Stybarrow	50.0	50.0
Balnaves	65.0	65.0
Pluto	90.0	90.0
Wheatstone	13.0 - 65.0	13.0 - 65.0
Scarborough[1]	73.5	—
Africa
Senegal[2]	82.0	68.3

Exploration and evaluation assets
Oceania
Browse Basin	30.6	30.6
Scarborough[1]	15.8 - 70.0	15.8 - 73.5
Bonaparte Basin	26.7 - 35.0	26.7 - 35.0

Africa
Congo	42.5	42.5
Senegal[2]	90.0	75.0

The Americas
Peru	—	—
Kitimat[3]	50.0	50.0

Asia
Republic of Korea	50.0	50.0
Myanmar[4]	40.0 - 50.0	40.0 - 50..0

Europe
Ireland[5]	—	90.0
Bulgaria[5]	—	30.0

Notes to the Consolidated Financial Statements

E.5	Joint arrangements (cont.)

1.	FID taken on permits WA-1-L and WA-62-L announced on 22 November 2021.
2.

Following the completion of the sale of FAR’s interest in the RSSD joint venture during the year, Woodside’s participating interest increased to 82% in the exploitation area and 90% in the exploration area (refer to Note B.5 more details).

3.	Woodside is retaining an upstream position in the Liard Basin by taking on full equity in 28 non-infrastructure related Liard Basin leases from Chevron Canada.
4.

The Group completed the relinquishment of permits AD-2, AD-5 and A-4 in 2021 and is in the process of withdrawing from AD-6, AD-7 and A-7. In 2022, the Group will also commence arrangements to formally exit AD-1, AD-8, the A-6 Joint Venture and the A-6 production sharing contract.

5.	Licence surrendered in 2021.

The principal activities of the joint operations above are exploration, development and production of hydrocarbons.

Key estimates and judgements

Accounting for interests in other entities

Judgement is required in assessing the level of control obtained in a transaction to acquire an interest in another entity; depending upon the facts and circumstances in each case, Woodside may obtain control, joint control or significant influence over the entity or arrangement. Judgement is applied when determining the relevant activities of a project and if joint control is held over it.

Relevant activities include, but are not limited to, work program and budget approval, investment decision approval, voting rights in joint operating committees, amendments to permits and changes to joint arrangement participant holdings. Transactions which give Woodside control of a business are business combinations. If Woodside obtains joint control of an arrangement, judgement is also required to assess whether the arrangement is a joint operation or a joint venture.

If Woodside has neither control nor joint control, it may be in a position to exercise significant influence over the entity, which is then accounted for as an associate.

Recognition and measurement

Joint arrangements are arrangements in which two or more parties have joint control. Joint control is the contractual agreed sharing of control of the arrangement which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Joint arrangements are classified as either a joint operation or joint venture, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement.

To the extent the joint arrangement provides the Group with rights to the individual assets and obligations arising from the joint arrangement, the arrangement is classified as a joint operation, and as such the Group recognises its:

•	assets, including its share of any assets held jointly;

•	liabilities, including its share of any liabilities incurred jointly;

•	revenue from the sale of its share of the output arising from the joint operation;

•	share of revenue from the sale of the output by the joint operation; and

•	expenses, including its share of any expenses incurred jointly.

Notes to the Consolidated Financial Statements

E.5	Joint arrangements (cont.)

To the extent the joint arrangement provides the Group with rights to the net assets of the arrangement, the investment is classified as a joint venture and accounted for using the equity method.

Joint arrangements acquired which are deemed to be carrying on a business are accounted for applying the principles of IFRS 3 Business Combinations. Joint arrangements which are not deemed to be carrying on a business are treated as asset acquisitions.

E.6	Subsidiaries

(a) Subsidiaries

2021

Name of entity	Country of incorporation	Notes
Ultimate Parent Entity
Woodside Petroleum Ltd.	Australia	(1,2)
Subsidiaries
Company Name
Woodside Energy Ltd	Australia	(2,2)
Woodside Browse Pty Ltd	Australia	(2)
Woodside Burrup Pty Ltd	Australia	(2)
Burrup Facilities Company Pty Ltd	Australia	(3)
Burrup Train 1 Pty Ltd	Australia	(3)
Pluto LNG Pty Ltd	Australia	(3)
Woodside Burrup Train 2 A Pty Ltd	Australia	(2)
Woodside Burrup Train 2 B Pty Ltd	Australia	(2)
Woodside Energy (LNG Fuels and Power) Pty Ltd	Australia	(2)
Woodside Energy (Domestic Gas) Pty Ltd	Australia	(2)
Woodside Energy (Algeria) Pty Ltd	Australia	(2)
Woodside Energy Australia Asia Holdings Pte Ltd	Singapore	(2)
Woodside Energy Holdings International Pty Ltd	Australia	(2)
Woodside Energy Mediterranean Pty Ltd	Australia	(2)
Woodside Energy International (Canada) Limited	Canada	(2)
Woodside Energy (Canada LNG) Limited	Canada	(2)
Woodside Energy (Canada PTP) Limited	Canada	(2)
KM LNG Operating General Partnership	Canada	(2,6)
KM LNG Operating Ltd	Canada	(2)
Woodside Energy Holdings Pty Ltd	Australia	(2)
Woodside Energy Holdings (USA) Inc	USA	(2)
Woodside Energy (USA) Inc	USA	(2)
Gryphon Exploration Company	USA	(2)
Woodside Energy (Cameroon) SARL	Cameroon	(2)
Woodside Energy (Gabon) Pty Ltd	Australia	(2)
Woodside Energy (Indonesia) Pty Ltd	Australia	(2)
Woodside Energy (Indonesia II) Pty Ltd	Australia	(2)
Woodside Energy (Malaysia) Pty Ltd	Australia	(2,8)
Woodside Energy (Ireland) Pty Ltd	Australia	(2)
Woodside Energy (Korea) Pte Ltd	Singapore	(2)

Notes to the Consolidated Financial Statements

E.6	Subsidiaries (cont.)

Name of entity	Country of incorporation	Notes
Woodside Energy (Korea II) Pte Ltd	Singapore	(2)
Woodside Energy (Myanmar) Pte Ltd	Singapore	(2)
Woodside Energy (Morocco) Pty Ltd	Australia	(2)
Woodside Energy (New Zealand) Limited	New Zealand	(2)
Woodside Energy (New Zealand 55794) Limited	New Zealand	(2)
Woodside Energy (Peru) Pty Ltd	Australia	(2)
Woodside Energy (Senegal) Pty Ltd	Australia	(2)
Woodside Energy (Tanzania) Limited	Tanzania	(4)
Woodside Energy Holdings II Pty Ltd	Australia	(2)
Woodside Power Pty Ltd	Australia	(2)
Woodside Power (Generation) Pty Ltd	Australia	(2)
Woodside Energy Holdings (South America) Pty Ltd	Australia	(2)
Woodside Energia (Brasil) Apoio Administratio Ltd	Brazil	(5)
Woodside Energy Holdings (UK) Pty Ltd	Australia	(2)
Woodside Energy (UK) Limited	England and Wales	(2)
Woodside Energy Finance (UK) Limited	England and Wales	(2)
Woodside Energy (Congo) Limited	England and Wales	(2)
Woodside Energy (Bulgaria) Limited	England and Wales	(2)
Woodside Energy Holdings (Senegal) Limited	England and Wales	(2)
Woodside Energy (Senegal) B.V.	The Netherlands	(2)
Woodside Energy (France) SAS	France	(2)
Woodside Energy Iberia S.A.	Spain	(2)
Woodside Energy (N.A.) Ltd	England and Wales	(2)
Woodside Energy Services (Qingdao) Co Ltd	China	(2)
Woodside Energy Julimar Pty Ltd	Australia	(2)
Woodside Energy (Norway) Pty Ltd	Australia	(2)
Woodside Energy Technologies Pty Ltd	Australia	(2,7)
Woodside Technology Solutions Pty Ltd	Australia	(2)
Woodside Energy Scarborough Pty Ltd	Australia	(2,9)
Woodside Energy Carbon Holdings Pty Ltd	Australia	(2,10)
Woodside Energy Carbon (Assets) Pty Ltd	Australia	(2,11)
Woodside Energy Carbon (Services) Pty Ltd	Australia	(2,11)
Woodside Energy Carbon (Financial Advisory Services) Pty Ltd	Australia	(2,11)
Woodside Energy Trading Singapore Pte Ltd	Singapore	(2)
WelCap Insurance Pte Ltd	Singapore	(2)
Woodside Energy Shipping Singapore Pte Ltd	Singapore	(2)
Metasource Pty Ltd	Australia	(2)
Mermaid Sound Port and Marine Services Pty Ltd	Australia	(2)
Woodside Finance Limited	Australia	(2)
Woodside Petroleum (Timor Sea 19) Pty Ltd	Australia	(2)
Woodside Petroleum (Timor Sea 20) Pty Ltd	Australia	(2)
Woodside Petroleum Holdings Pty Ltd	Australia	(2)

(1)	Woodside Petroleum Ltd. is the ultimate holding company.
(2)	All subsidiaries are wholly owned except those referred to in Notes 3, 4, 5 and 6.

Notes to the Consolidated Financial Statements

E.6	Subsidiaries (cont.)

(3)	Kansai Electric Power Australia Pty Ltd and Tokyo Gas Pluto Pty Ltd each hold a 5% interest in the shares of these subsidiaries. These subsidiaries are controlled.
(4)	As at 31 December 2021, Woodside Energy Holdings Pty Ltd held a 99.99% interest in the shares of Woodside Energy (Tanzania) Limited and Woodside Energy Ltd held the remaining 0.01% interest.
(5)

As at 31 December 2021, Woodside Energy Holdings (South America) Pty Ltd held a 99.99% interest in the shares of Woodside Energia (Brasil) Apoio Administrativo Ltda and Woodside Energy Ltd held the remaining 0.01% interest.

(6)

As at 31 December 2021, Woodside Energy International (Canada) Limited and Woodside Energy (Canada LNG) Limited were the general partners of the KM LNG Operating General Partnership holding a 99.99% and 0.01% partnership interest, respectively.

(7)	Woodside Energy Technologies Pty Ltd owns 30% in Blue Ocean Seismic Services Limited which is accounted for as an investment in associate.
(8)	On 4 May 2021, Woodside Energy (Indonesia III) Pty Ltd changed its name to Woodside Energy (Malaysia) Pty Ltd.
(9)	Woodside Energy Scarborough Pty Ltd was incorporated on 13 May 2021.
(10)	Woodside Energy Carbon Holdings Pty Ltd was incorporated on 29 July 2021.
(11)	Woodside Energy Carbon (Assets) Pty Ltd, Woodside Energy Carbon (Services) Pty Ltd and Woodside Energy (Financial Advisory Services) Pty Ltd were incorporated on 3 August 2021.

2020

Name of entity	Country of incorporation	Notes
Ultimate Parent Entity
Woodside Petroleum Ltd.	Australia	(1,2)
Subsidiaries
Company Name
Woodside Energy Ltd	Australia	(2,2)
Woodside Browse Pty Ltd	Australia	(2)
Woodside Burrup Pty Ltd	Australia	(2)
Burrup Facilities Company Pty Ltd	Australia	(3)
Burrup Train 1 Pty Ltd	Australia	(3)
Pluto LNG Pty Ltd	Australia	(3)
Woodside Burrup Train 2 A Pty Ltd	Australia	(2)
Woodside Burrup Train 2 B Pty Ltd	Australia	(2)
Woodside Energy (LNG Fuels and Power) Pty Ltd	Australia	(2)
Woodside Energy (Domestic Gas) Pty Ltd	Australia	(2)
Woodside Energy (Algeria) Pty Ltd	Australia	(2)
Woodside Energy Australia Asia Holdings Pte Ltd	Singapore	(2)
Woodside Energy Holdings International Pty Ltd	Australia	(2)
Woodside Energy Mediterranean Pty Ltd	Australia	(2)
Woodside Energy International (Canada) Limited	Canada	(2)
Woodside Energy (Canada LNG) Limited	Canada	(2)
Woodside Energy (Canada PTP) Limited	Canada	(2)
KM LNG Operating General Partnership	Canada	(2,6)
KM LNG Operating Ltd	Canada	(2)
Woodside Energy Holdings Pty Ltd	Australia	(2)
Woodside Energy Holdings (USA) Inc	USA	(2)
Woodside Energy (USA) Inc	USA	(2)
Gryphon Exploration Company	USA	(2)

Notes to the Consolidated Financial Statements

E.6	Subsidiaries (cont.)

Name of entity	Country of incorporation	Notes
Woodside Energy (Cameroon) SARL	Cameroon	(2)
Woodside Energy (Gabon) Pty Ltd	Australia	(2)
Woodside Energy (Indonesia) Pty Ltd	Australia	(2)
Woodside Energy (Indonesia II) Pty Ltd	Australia	(2)
Woodside Energy (Indonesia III) Pty Ltd	Australia	(2)
Woodside Energy (Ireland) Pty Ltd	Australia	(2)
Woodside Energy (Korea) Pte Ltd	Singapore	(2)
Woodside Energy (Korea II) Pte Ltd	Singapore	(2)
Woodside Energy (Myanmar) Pte Ltd	Singapore	(2)
Woodside Energy (Morocco) Pty Ltd	Australia	(2)
Woodside Energy (New Zealand) Limited	New Zealand	(2)
Woodside Energy (New Zealand 55794) Limited	New Zealand	(2)
Woodside Energy (Peru) Pty Ltd	Australia	(2)
Woodside Energy (Senegal) Pty Ltd	Australia	(2)
Woodside Energy (Tanzania) Limited	Tanzania	(4)
Woodside Energy Holdings II Pty Ltd	Australia	(2,8)
Woodside Power Pty Ltd	Australia	(2,8)
Woodside Power (Generation) Pty Ltd	Australia	(2,8)
Woodside Energy Holdings (South America) Pty Ltd	Australia	(2)
Woodside Energia (Brasil) Apoio Administratio Ltd	Brazil	(5)
Woodside Energy Holdings (UK) Pty Ltd	Australia	(2)
Woodside Energy (UK) Limited	England and Wales	(2)
Woodside Energy Finance (UK) Limited	England and Wales	(2)
Woodside Energy (Congo) Limited	England and Wales	(2)
Woodside Energy (Bulgaria) Limited	England and Wales	(2)
Woodside Energy Holdings (Senegal) Limited	England and Wales	(2)
Woodside Energy (Senegal) B.V.	The Netherlands	(2)
Woodside Energy (France) SAS	France	(2)
Woodside Energy Iberia S.A.	Spain	(2)
Woodside Energy (N.A.) Ltd	England and Wales	(2)
Woodside Energy Services (Qingdao) Co Ltd	China	(2,8)
Woodside Energy Julimar Pty Ltd	Australia	(2)
Woodside Energy (Norway) Pty Ltd	Australia	(2)
Woodside Energy Technologies Pty Ltd	Australia	(2,7)
Woodside Technology Solutions Pty Ltd	Australia	(2,9)
Woodside Energy Trading Singapore Pte Ltd	Singapore	(2)
WelCap Insurance Pte Ltd	Singapore	(2)
Woodside Energy Shipping Singapore Pte Ltd	Singapore	(2)
Metasource Pty Ltd	Australia	(2)
Mermaid Sound Port and Marine Services Pty Ltd	Australia	(2)
Woodside Finance Limited	Australia	(2)
Woodside Petroleum (Timor Sea 19) Pty Ltd	Australia	(2)
Woodside Petroleum (Timor Sea 20) Pty Ltd	Australia	(2)
Woodside Petroleum Holdings Pty Ltd	Australia	(2)

(1)	Woodside Petroleum Ltd. is the ultimate holding company.
(2)	All subsidiaries are wholly owned except those referred to in Notes 3, 4, 5 and 6.

Notes to the Consolidated Financial Statements

E.6	Subsidiaries (cont.)

(3)	Kansai Electric Power Australia Pty Ltd and Tokyo Gas Pluto Pty Ltd each hold a 5% interest in the shares of these subsidiaries. These subsidiaries are controlled.
(4)	As at 31 December 2020, Woodside Energy Holdings Pty Ltd held a 99.99% interest in the shares of Woodside Energy (Tanzania) Limited and Woodside Energy Ltd held the remaining 0.01% interest.
(5)

As at 31 December 2020, Woodside Energy Holdings (South America) Pty Ltd held a 99.99% interest in the shares of Woodside Energia (Brasil) Apoio Administrativo Ltda and Woodside Energy Ltd held the remaining 0.01% interest.

(6)

As at 31 December 2020, Woodside Energy International (Canada) Limited and Woodside Energy (Canada LNG) Limited were the general partners of the KM LNG Operating General Partnership holding a 99.99% and 0.01% partnership interest, respectively.

(7)	Woodside Energy Technologies Pty Ltd owns 30% in Blue Ocean Seismic Services Limited which is accounted for as an investment in associate.
(8)	Woodside Energy Services (Qingdao) Co Ltd was incorporated on 16 July 2020.
(9)	Woodside Technology Solutions Pty Ltd was incorporated on 27 August 2020.

Classification

Subsidiaries are all the entities over which the Group has the power over the investee such that the Group is able to direct the relevant activities, has exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

(b) Subsidiaries with material non-controlling interests

The Group has two Australian subsidiaries with material non-controlling interests (NCI).

Name of entity	Principal place of business	% held by NCI
Burrup Facilities Company Pty Ltd	Australia	10%
Burrup train 1 Pty Ltd	Australia	10%

The NCI in both subsidiaries is 10% held by the same parties (refer to Note E.6(a) footnote 3 for details).

Notes to the Consolidated Financial Statements

E.6	Subsidiaries (cont.)

The summarised financial information (including consolidation adjustments but before intercompany eliminations) of subsidiaries with material NCI is as follows:

	2021	2020	2019
	US$m	US$m	US$m
Burrup Facilities Company Pty Ltd
Current assets	518	425	423
Non-current assets	5,038	5,224	5,185
Current liabilities	(71)	(51)	(6)
Non-current liabilities	(528)	(571)	(577)

Net assets	4,957	5,027	5,025

Accumulated balance of NCI	496	503	503

Revenue	858	859	718
Profit	328	318	263

Profit allocated to NCI	33	32	26

Dividends paid to NCI	(40)	(32)	(48)

Operating	633	652	492
Investing	(111)	(69)	(34)
Financing	(522)	(583)	(458)

Net increase/(decrease) in cash and cash equivalents	—	—	—

Burrup Train 1 Pty Ltd
Current assets	435	372	371
Non-current assets	2,915	3,081	2,989
Current liabilities	(110)	(103)	(71)
Non-current liabilities	(345)	(385)	(396)

Net assets	2,895	2,965	2,893

Accumulated balance of NCI	290	297	289

Revenue	1,421	1,423	1,189
Profit	200	208	132

Profit allocated to NCI	20	21	13

Dividends paid to NCI	(27)	(13)	(32)

Operating	393	473	275
Investing	(4)	(2)	(10)
Financing	(389)	(471)	(265)

Net increase/(decrease) in cash and cash equivalents	—	—	—

E.7	Other accounting policies

(a) New and amended accounting standards and interpretations issued but not yet effective

A number of new standards, amendments of standards and interpretations have recently been issued but are not yet effective and have not been adopted by the Group as at the financial reporting date.

Notes to the Consolidated Financial Statements

E.7	Other accounting policies (cont.)

The Group has reviewed these standards and interpretations and has determined that none of the new or amended standards will significantly affect the Group’s accounting policies, financial position or performance.

(b) New and amended accounting standards and interpretations adopted

The Group adopted International Financial Reporting Standard Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) as of 1 January 2021.

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•	practical expedients when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities;

•	reliefs from discontinuing hedge relationships;

•	temporary relief from having to meet the separately identifiable requirement when a RFR instrument is designated as a hedge of a risk component; and

•	additional IFRS 7 Financial Instruments: Disclosures.

These amendments did not impact the financial statements of the Group other than additional required disclosures (refer to Note D.6). The Group intends to use the practical expedients in future periods when existing IBORs are replaced by RFRs.

A number of other new standards are also effective from 1 January 2021 but they do not have a material effect on the Group’s financial statements.

Supplementary Oil and Gas Information – Unaudited

SUPPLEMENTARY OIL AND GAS INFORMATION – UNAUDITED

In accordance with the requirements of the Financial Accounting Standards Board (FASB) Accounting Standard Codification ‘Extractive Activities-Oil and Gas’ (Topic 932) and SEC requirements set out in Subpart 1200 of Regulation S-K, the Group is presenting certain disclosures about its oil and gas activities. These disclosures are presented below as supplementary oil and gas information, in addition to information relating to the reserves and production of Woodside disclosed in the registration statement to which these financial statements are attached.

The information set out in this section is referred to as unaudited as it is not included in the scope of the audit opinion of the independent auditor on Woodside’s combined financial statements.

Reserves

Proved oil and gas reserves information for Woodside is included in the registration statement to which these financial statements are attached.

Capitalised costs relating to oil and gas production activities

The following table shows the aggregate capitalised costs relating to oil and gas exploration and production activities and related accumulated depreciation, depletion, amortisation and valuation provisions.

	Australia US$m	United States US$m	Other US$m	Total US$m
Capitalised cost
2021
Unproved properties	1,172	—	1,703	2,875
Proved properties	38,352	—	2,517	40,869
Total costs	39,524	—	4,220	43,744
Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(22,738)	—	(1,958)	(24,696)
Net capitalised costs	16,786	—	2,262	19,048
Capitalised cost

2020
Unproved properties	2,709	—	1,750	4,459
Proved properties	35,892	—	1,377	37,269

Total costs	38,601	—	3,127	41,728
Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(22,305)	—	(2,111)	(24,416)

Net capitalised costs	16,296	—	1,016	17,312

2019
Unproved properties	2,118	—	2,534	4,652
Proved properties	34,890	—	—	34,890

Total costs	37,008	—	2,534	39,542
Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(16,630)	—	(805)	(17,435)

Net capitalised costs	20,378	—	1,729	22,107

Supplementary Oil and Gas Information – Unaudited

Costs incurred relating to oil and gas property acquisition, exploration and development activities

The following table shows costs incurred relating to oil and gas property acquisition, exploration and development activities (whether charged to expense or capitalised). Amounts shown include interest capitalised.

	Australia US$m	United States US$m	Other US$m	Total US$m
2021
Acquisitions of proved property	—	—	205	205
Acquisitions of unproved property	—	—	7	7
Exploration(1)	459	—	84	543
Development	1,141	—	935	2,076

Total costs(2)	1,600	—	1,231	2,831

2020
Acquisitions of proved property	—	—	540	540
Acquisitions of unproved property	—	—	26	26
Exploration(1)	279	—	117	396
Development	987	—	256	1,243

Total costs(2)	1,266	—	939	2,205

2019
Acquisitions of proved property	—	—	—	—
Acquisitions of unproved property	—	—	—	—
Exploration(1)	330	—	247	577
Development	952	—	1	953

Total costs(2)	1,282	—	248	1,530

(1)	Represents gross exploration expenditure, including capitalised exploration expenditure, geological and geophysical expenditure and development evaluation costs charged to income as incurred.
(2)	Total costs include US$2,777 million (2020: US$2,138 million; 2019: US$1,427 million) capitalised during the year.

Results of operations from oil and gas producing activities

Amounts shown in the following table exclude financial income, financial expenses, and general corporate overheads.

Supplementary Oil and Gas Information – Unaudited

Income taxes were determined by applying the applicable statutory rates to pre-tax income with adjustments for permanent differences and tax credits.

	Australia US$m	United States US$m	Other US$m	Total US$m
2021
Oil and gas revenue	5,624	—	—	5,624
Production costs	(504)	—	—	(504)
Exploration expenses	(6)	—	(48)	(54)
Depreciation, depletion, amortisation and valuation provision(1)	(501)	—	(268)	(769)
Production taxes(2)	(218)	—	—	(218)
Accretion expense(3)	(23)	—	(1)	(24)
Income taxes	(1,312)	—	—	(1,312)
Royalty-related taxes(4)	—	—	—	—
Results of oil and gas producing activities(5)	3,060	—	(317)	(2,743)

2020
Oil and gas revenue	3,339	—	—	3,339
Production costs	(550)	—	—	(550)
Exploration expenses	(8)	—	(59)	(67)
Depreciation, depletion, amortisation and valuation provision(1)	(5,833)	—	(1,137)	(6,970)
Production taxes(2)	(82)	—	—	(82)
Accretion expense(3)	(27)	—	(1)	(28)
Income taxes	948	—	—	948
Royalty-related taxes(4)	—	—	—	—
Results of oil and gas producing activities(5)	(2,213)	—	(1,197)	(3,410)

2019
Oil and gas revenue	4,500	—	2	4,502
Production costs	(499)	—	(2)	(501)
Exploration expenses	(10)	—	(93)	(103)
Depreciation, depletion, amortisation and valuation provision(1)	(1,585)	—	(724)	(2,309)
Production taxes(2)	(193)	—	—	(193)
Accretion expense(3)	(36)	—	(2)	(38)
Income taxes	(653)	—	—	(653)
Royalty-related taxes(4)	—	—	—	—

Results of oil and gas producing activities(5)	1,524	—	(819)	705

(1)	Includes valuation provision of US$(1,048) million (2020: US$5,269 million; 2019: US$720 million).
(2)	Includes royalties and excise duty.
(3)	Represents the unwinding of the discount on the closure and rehabilitation provision.
(4)	Includes petroleum resource rent tax and petroleum revenue tax where applicable.
(5)

Amounts shown exclude financial income, financial expenses and general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note A.1 ‘Segment reporting’ in these financial statements.

Supplementary Oil and Gas Information – Unaudited

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves (Standardized measure)

The following tables set out the standardized measure of discounted future net cash flows, and changes therein, related to the Woodside’s estimated proved reserves and should be read in conjunction with that related disclosure.

The analysis is prepared in compliance with FASB Oil and Gas Disclosure requirements, applying certain prescribed assumptions under Topic 932 including the use of unweighted average first-day-of-the-month market prices for the previous 12-months, year-end cost factors, currently enacted tax rates and an annual discount factor of 10 per cent to year-end quantities of net proved reserves.

Certain key assumptions prescribed under Topic 932 are arbitrary in nature and may not prove to be accurate. The reserve estimates on which the Standard measure is based are subject to revision as further technical information becomes available or economic conditions change.

Discounted future net cash flows like those shown below are not intended to represent estimates of fair value. An estimate of fair value would also consider, among other things, the expected recovery of reserves in excess of proved reserves, anticipated future changes in commodity prices, exchange rates, development and production costs as well as alternative discount factors representing the time value of money and adjustments for risk inherent in producing oil and gas.

Woodside standardized measure year ended December 31

Standardized measure	Australia US$m	United States US$m	Other US$m	Total US$m
2021
Future cash inflows (1)	76,202	—	5,695	81,897
Future production costs (1)	(22,193)	—	(899)	(23,092)
Future development costs (2)	(8,296)	—	(2,481)	(10,777)
Future income taxes	(16,266)	—	(90)	(16,356)
Future net cash flows	29,447	—	2,225	31,672
Discount at 10 per cent per annum	(14,793)	—	(1,142)	(15,935)
Standardized measure	14,654	—	1,083	15,737

2020
Future cash inflows (1)	14,630	—	—	14,630
Future production costs (1)	(3,862)	—	—	(3,862)
Future development costs (2)	(3,800)	—	—	(3,800)
Future income taxes	(1,023)	—	—	(1,023)

Future net cash flows	5,944	—	—	5,944
Discount at 10 per cent per annum	(860)	—	—	(860)

Standardized measure	5,084	—	—	5,084

Supplementary Oil and Gas Information – Unaudited

Standardized measure	Australia US$m	United States US$m	Other US$m	Total US$m

2019
Future cash inflows (1)	26,801	—	—	26,801
Future production costs (1)	(4,632)	—	—	(4,632)
Future development costs (2)	(4,798)	—	—	(4,798)
Future income taxes	(4,142)	—	—	(4,142)

Future net cash flows	13,229	—	—	13,229
Discount at 10 per cent per annum	(2,905)	—	—	(2,905)

Standardized measure	10,324	—	—	10,324

2018
Future cash inflows (1)	35,500	—	—	35,500
Future production costs (1)	(5,516)	—	—	(5,516)
Future development costs (2)	(5,401)	—	—	(5,401)
Future income taxes	(6,108)	—	—	(6,108)

Future net cash flows	18,474	—	—	18,474
Discount at 10 per cent per annum	(4,920)	—	—	(4,920)

Standardized measure	13,554	—	—	13,554

(1)

Woodside have entered multiple term contracts relating to LNG volumes from our producing and sanctioned assets. Under a 2P reserves outcome, we produce a sufficient quantity of LNG to satisfy these contracts within expected timeframes. Therefore, we have not included the revenue and cost impact of LNG shortfalls under a SEC 1P reserves outcome.

(2)	Future development costs include decommissioning

Changes in the Standardized measure are presented in the following table.

Changes in the Standardized measure	2021 US$m	2020 US$m	2019 US$m
Standardized measure at the beginning of the year	5,084	10,324	13,554
Revisions:
Prices, net of production costs	7,741	(5,801)	(2,586)
Changes in future development costs	20	(29)	(101)
Revisions of reserves quantity estimates	2,109	269	132
Accretion of discount	430	1,038	1,453
Changes in production timing and other	3,485	(1,180)	(839)

Sales of oil and gas, net of production costs	(5,698)	(2,666)	(3,441)
Acquisitions of reserves-in-place	—	—	—
Sales of reserves-in-place	—	—	—
Previously estimated development costs incurred	565	702	738
Extensions, discoveries, and improved recoveries, net of future costs	8,346	44	124
Changes in future income taxes	(6,345)	2,382	1,289

Standardized measure at the end of the year	15,737	5,084	10,324

(1)	Changes in reserves quantities are shown in the Petroleum reserves tables included in the registration statement to which these financial statements are attached.

Supplementary Oil and Gas Information – Unaudited

Accounting for suspended exploratory well costs

Expenditure on exploration and evaluation is accounted for in accordance with the area of interest method. The Group’s application of the accounting policy is closely aligned to the US GAAP-based successful efforts method. Areas of interest are based on a geographical area for which the rights of tenure are current. All exploration and evaluation expenditure, including general permit activity, geological and geophysical costs and new venture activity costs, is expensed as incurred except for the following:

•	where the expenditure relates to an exploration discovery for which the assessment of the existence or otherwise of economically recoverable hydrocarbons is not yet complete; or

•	where the expenditure is expected to be recouped through successful exploitation of the area of interest, or alternatively, by its sale.

The costs of acquiring interests in new exploration and evaluation licences are capitalised. The costs of drilling exploration wells are initially capitalised pending the results of the well.

Costs are expensed where the well does not result in the successful discovery of economically recoverable hydrocarbons and the recognition of an area of interest.

Subsequent to the recognition of an area of interest, all further evaluation costs relating to that area of interest are capitalised.

Upon approval for the commercial development of an area of interest, accumulated expenditure for the area of interest is transferred to oil and gas properties.

In the statement of cash flows, those cash flows associated with capitalised exploration and evaluation expenditure, including unsuccessful wells, are classified as cash flows used in investing activities.

The following table provides the changes to capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 31 December 2021, 31 December 2020 and 31 December 2019.

	2021 US$m	2020 US$m	2019 US$m
Movement in capitalised exploratory well costs
At the beginning of the year	2,045	3,809	4,180
Additions to capitalised exploratory well costs pending the determination of proved reserves	501	399	479
Capitalised exploratory well costs charged to expense	(265)	(2)	(46)
Capitalised exploratory well costs reclassified to wells, equipment, and facilities based on the determination of proved reserves	(1,664)	(592)	(69)
Sale of suspended wells
Impairment	—	(1,557)	(720)
Amortisation of licence acquisition	(3)	(12)	(15)

At the end of the year	614	2,045	3,809

The following table provides an ageing of capitalised exploratory well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs has been capitalised for a period greater than one year since the completion of drilling.

Supplementary Oil and Gas Information – Unaudited

Exploration activity typically involves drilling multiple wells, over a number of years, to fully evaluate and appraise a project. The term ‘project’ as used in this disclosure refers primarily to individual wells and associated exploratory activities.

	2021 US$m	2020 US$m	2019 US$m
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	19	330	395
Exploratory well costs capitalised for a period greater than one year	595	1,715	3,414

At the end of the year	614	2,045	3,809

	2021	2020	2019
Number of projects that have been capitalised for a period greater than one year	25	13	10

Report of Independent Auditors to the Shareholder and the Board of Directors of BHP Petroleum International Pty Ltd

We have audited the accompanying combined financial statements of BHP Petroleum Assets, which comprise the combined statement of financial position as of 30 June 2021 and 2020, and the related combined statements of profit or loss and other comprehensive income, cash flows and changes in equity for the years then ended, and the related notes to the combined financial statements (collectively referred to as the “financial statements”).

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of BHP Petroleum Assets at June 30, 2020 and 2021, and the combined results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on comparative information

We have not audited, reviewed or compiled the comparative combined information presented herein as of and for the year ended June 30, 2019, and, accordingly, we express no opinion on it.

/s/ Ernst & Young

Ernst & Young

Melbourne, Australia

17 December 2021

BHP Petroleum Assets

Combined statement of profit or loss and comprehensive income or loss for the years ended 30 June 2021, 2020 and 2019

	Notes	2021 US$M	2020 US$M	Unaudited 2019 US$M
Continuing operations
Revenue	3	3,909	3,997	5,867
Other income	4	130	57	32
Expenses excluding net finance costs	4	(3,799)	(3,390)	(3,510)
Loss from equity accounted investments	21	(6)	(4)	(2)

Profit from operations		234	660	2,387

Finance expense	9, 17	(464)	(660)	(1,001)
Finance income		56	304	364

Net finance costs		(408)	(356)	(637)

Profit/(loss) before taxation		(174)	304	1,750

Income tax expense		(211)	(400)	(925)
Royalty - related taxation (net of income tax benefit)		24	(82)	(164)

Total taxation expense	5	(187)	(482)	(1,089)

Profit/(loss) after taxation from Continuing operations		(361)	(178)	661

Discontinued operations
Loss after taxation from Discontinued operations	24	—	—	(335)

Profit/(loss) after taxation from Continuing and Discontinued operations		(361)	(178)	326

Attributable to non-controlling interests		—	—	7
Attributable to BHP shareholders		(361)	(178)	319

Other comprehensive income or loss
Items that may be reclassified subsequently to the income statement:
Exchange fluctuations on transactions of foreign operations taken to equity		—	1	1

Total items that may be reclassified subsequently to the income statement		—	1	1

Items that will not be reclassified to the income statement:
Re-measurement gain/(loss) on pension & medical schemes	18	1	(14)	(10)
Tax recognised within other comprehensive income		—	3	2

Total items that will not be reclassified to the income statement		1	(11)	(8)

Total other comprehensive income/(loss)		1	(10)	(7)

Total comprehensive income/(loss)		(360)	(188)	319

Attributable to non-controlling interests		—	—	7
Attributable to BHP shareholders		(360)	(188)	312

The accompanying notes form part of these financial statements.

BHP Petroleum Assets

Combined statement of financial position as at 30 June 2021, 2020 and 2019

	Notes	2021 US$M	2020 US$M	Unaudited 2019 US$M
ASSETS
Current assets
Cash and cash equivalents	9, 17	776	325	1,398
Trade and other receivables	6	908	673	835
Receivables from BHP Group	22	5,526	12,424	15,871
Other financial assets	17	—	7	3
Inventories	7	307	250	251
Current tax assets	5	130	210	6
Other		9	34	23

Total current assets		7,656	13,923	18,387

Non-current assets
Trade and other receivables	6	157	112	38
Other financial assets	17	52	86	67
Property, plant and equipment	8	11,854	11,787	10,628
Intangible assets	11	78	110	104
Net investments and funding of equity accounted investments	21	253	245	239
Deferred tax assets	5	2,182	2,041	2,040
Other		3	5	1

Total non-current assets		14,579	14,386	13,117

Total assets		22,235	28,309	31,504

LIABILITIES
Current liabilities
Trade and other payables	13	919	771	929
Payables to BHP Group	17, 22	2,001	6,533	6,520
Interest bearing liabilities	9	35	61	17
Other financial liabilities		9	6	1
Current tax payable	5	280	292	465
Closure and rehabilitation provisions	14	141	162	205
Other provisions	15,18	315	274	277
Deferred income		14	25	21

Total current liabilities		3,714	8,124	8,435

Non-current liabilities
Non-current tax payable	5	14	—	—
Payables to BHP Group	17, 22	10,347	10,347	14,340
Interest bearing liabilities	9	234	322	—
Closure and rehabilitation provisions	14	3,816	3,433	2,095
Deferred tax liabilities	5	610	1,028	1,244
Other provisions	15, 18	344	276	368
Deferred income		44	55	85

Total non-current liabilities		15,409	15,461	18,132

Total liabilities		19,123	23,585	26,567

Net assets		3,112	4,724	4,937

EQUITY		3,112	4,724	4,937

The accompanying notes form part of these financial statements.

BHP Petroleum Assets

Combined statement of cash flows for the years ended 30 June 2021, 2020 and 2019

	Notes	2021 US$M	2020 US$M	Unaudited 2019 US$M
Operating activities
Profit/(loss) before taxation		(174)	304	1,750
Adjustments for:
Depreciation and amortisation expense		1,840	1,457	1,560
Impairments of property, plant and equipment and intangible assets		127	11	21
Net finance costs		408	356	637
Share of operating loss of equity accounted investments		6	4	2
Other		(187)	(141)	(223)
Changes in assets and liabilities:
Trade and other receivables		(298)	253	142
Inventories		(42)	(1)	(1)
Trade and other payables		52	(166)	17
Provisions and other assets and liabilities		11	(152)	(212)

Cash generated from operations		1,743	1,925	3,693
Dividends received		25	20	17
Net interest paid		(257)	(395)	(553)
Income taxes paid (including royalty taxes)		(451)	(965)	(810)

Net operating cash flows from Continuing operations		1,060	585	2,347

Net operating cash flows from Discontinued operations	24	—	—	474

Net operating cash flows		1,060	585	2,821

Investing activities
Purchases of property, plant and equipment		(994)	(909)	(645)
Exploration expenditure		(26)	(169)	(297)
Investment in subsidiaries, operations and joint operations, net of cash		(480)	—	—
Net investment and funding of equity accounted investments		(25)	(22)	(6)
Other investing		(34)	(11)	(4)
Proceeds from sale of assets		39	78	8

Net investing cash flows from Continuing operations		(1,520)	(1,033)	(944)

Net investing cash flows from Discontinued operations	24	—	—	(443)

Net investing cash flows		(1,520)	(1,033)	(1,387)

Financing activities
Lease payments		(38)	(39)	—
Repayments of long-term borrowing to BHP Group		(3,993)	(3,000)	—
Net other financing with BHP Group		4,941	2,432	(12,544)
Proceeds from issuance of shares to BHP Group		—	—	2,000

Net financing cash flows from Continuing operations		910	(607)	(10,544)

Net financing cash flows from Discontinued operations	24	—	—	(13)

Net financing cash flows		910	(607)	(10,557)

Net increase/(decrease) in cash and cash equivalents from Continuing operations		450	(1,055)	(9,141)
Net increase in cash and cash equivalents from Discontinued operations	24	—	—	18
Proceeds from divestment of Onshore US, net of its cash		—	—	10,427
Cash and cash equivalents, net of overdrafts at the beginning of the financial year		325	1,381	77
Foreign currency exchange rate changes on cash and cash equivalents		1	(1)	—

Cash and cash equivalents, net of overdrafts at the end of the financial year	9	776	325	1,381

The accompanying notes form part of these financial statements.

BHP Petroleum Assets

Combined statement of changes in equity for the years ended 30 June 2021, 2020 and 2019

	Share capital (1) US$M	Retained earnings US$M	Foreign currency translation reserve US$M	Equity attributable to Parent US$M	Non-controlling interests US$M	Total equity US$M
Balance as at 1 July 2020	18,676	(13,998)	46	4,724	—	4,724
Total comprehensive loss	—	(360)	—	(360)	—	(360)
Deemed distributions to BHP Group	—	(1,252)	—	(1,252)	—	(1,252)

Balance as at 30 June 2021	18,676	(15,610)	46	3,112	—	3,112

Balance as at 1 July 2019	18,676	(13,784)	45	4,937	—	4,937
Total comprehensive income/(loss)	—	(189)	1	(188)	—	(188)
Deemed distributions to BHP Group	—	(25)	—	(25)	—	(25)

Balance as at 30 June 2020	18,676	(13,998)	46	4,724	—	4,724

Unaudited
Balance as at 1 July 2018	16,676	(14,095)	44	2,625	168	2,793
Total comprehensive income	—	311	1	312	7	319
Issuance of shares to BHP Group	2,000	—	—	2,000	—	2,000
Change in ownership in subsidiaries	—	—	—	—	(175)	(175)

Balance as at 30 June 2019	18,676	(13,784)	45	4,937	—	4,937

(1)

Number of shares outstanding of BHP Petroleum International Pty Ltd (Parent of BHP Petroleum) for the reporting periods ended 30 June 2021, 2020, 2019 were 18,876,136,568. On May 29, 2019, 2,890,800,028 ordinary shares were issued to BHP Group Limited for US$2,000 million in consideration.

The accompanying notes form part of these financial statements.

BHP Petroleum Assets

Notes to the Financial Statements

1. Organisation and summary of significant accounting policies

Organisation

BHP Petroleum Assets are a subset of entities wholly owned by BHP Group Limited. The subset of entities primarily represents BHP Group Limited’s interests in its petroleum businesses, whose principal activities are the exploration, development and production of oil and gas. These petroleum businesses comprise of oil and gas assets located in the United States (US) Gulf of Mexico, Australia, Trinidad and Tobago, Algeria and Mexico and appraisal and exploration options in Trinidad and Tobago, central and western US Gulf of Mexico, eastern Canada and Barbados. The purpose of these non-statutory combined financial statements is to provide general purpose historical financial information of the BHP Petroleum Assets for inclusion in listing documents to be issued by Woodside Petroleum Limited, which has entered into a share sale agreement to combine with BHP Petroleum Assets (Proposed Transaction).

These combined financial statements include financial information that is limited to the legal entities carved out (BHP Petroleum) from BHP Group Limited, in connection with the Proposed Transaction. BHP Petroleum consists of BHP Petroleum International Pty Ltd and the entities it controls, except for the following entities:

•	BHP BK Limited

•	BHP Billiton Petroleum Great Britain Limited

•	BHP Mineral Resources Inc.

•	BHP Copper Inc. and its subsidiaries

•	BHP Capital Inc.

A list of the subsidiaries included within BHP Petroleum’s combined financial statements is included in Note 23 ‘Significant entities of BHP Petroleum’.

BHP Petroleum International Pty Ltd, the Parent of BHP Petroleum, is a proprietary limited company domiciled in Western Australia, Australia. The registered office of BHP Petroleum International Pty Ltd is 125 St Georges Terrace, Perth WA 6000.

Ultimate group company

BHP Group Limited, a company incorporated in the state of Victoria, Australia, is the ultimate Parent company. Copies of the ultimate Parent company’s financial statements are available from BHP Centre, 171 Collins Street, Melbourne Victoria 3000, Australia.

Basis of presentation

These combined financial statements present the results of BHP Petroleum, as at and for the years ended 30 June 2021, 2020 and 2019 (the reporting periods) and comprise of:

•	the combined statement of profit or loss and other comprehensive income for the years then ended;

•	the combined statement of financial position as at the years ended;

•	the combined statement of cash flows for the years then ended;

•	the combined statement of changes in equity for the years then ended and

•	notes comprising a summary of significant accounting policies and other explanatory information.

BHP Petroleum Assets

Notes to the Financial Statements

The financial information of BHP Petroleum has been extracted on a “carve-out” basis from the accounting records of BHP Group for the purposes of presenting the combined financial position, combined results of operations and combined cash flows of BHP Petroleum. The combined financial statements reflect assets, liabilities, revenues and expenses directly attributable to BHP Petroleum identified above. BHP Petroleum has adopted the same accounting policies as BHP Group, unless otherwise stated.

The combined financial statements as at and for the reporting periods:

•	are a combined general purpose financial report

•	have been prepared in accordance with the requirements of the Australian Corporations Act 2001 and UK Companies Act 2006

•	were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB)

•	are prepared on a going concern basis

•	measure items on the basis of historical cost principles, except for the following items:

○	derivative financial instruments and certain other financial assets and liabilities, which are carried at fair value

•

include significant accounting policies in the notes to the financial statements that summarise the recognition and measurement basis used and are relevant to an understanding of the combined financial statements

•

apply a presentation currency of US dollars, consistent with the predominant functional currency of BHP Petroleum’s operations. However, some subsidiaries and joint arrangements have functional currencies other than US dollars

•	round amounts presented to the nearest million dollars, unless otherwise stated

•

adopt all new and amended standards and interpretations under IFRS issued by the relevant bodies (listed above) (refer to Note 25 ‘New and amended accounting standards and interpretations’), that are mandatory for application in periods beginning on 1 July 2019. Those new and amended standards and interpretations did not require restatement of prior period financial information

•

early adopt amendments to IFRS 9 ‘Financial Instruments’ (IFRS 9); IAS 39 ‘Financial Instruments: Recognition and Measurement’ (IAS 39); IFRS 7 ‘Financial Instruments: Disclosures’ (IFRS 7) and IFRS 16 ‘Leases’ (IFRS 16) in relation to Interest Rate Benchmark Reform (refer to Note 25 ‘New and amended accounting standards and interpretations’)

•	have not early adopted any other standards and interpretations that have been issued or amended but are not yet effective

The accounting policies are consistently applied by all entities included in BHP Petroleum.

Principles of combination

In preparing the combined financial statements, the effects of all intragroup balances and transactions have been eliminated in accordance with the consolidation requirements of IFRS 10 ‘Consolidated Financial Statements’.

The combined financial statements of BHP Petroleum include the combination of entities controlled by BHP Petroleum International Pty Ltd, except for certain controlled entities as identified above, which are excluded on the basis that they are outside the Proposed Transaction.

BHP Petroleum Assets

Notes to the Financial Statements

Control exists where BHP Petroleum:

•	is exposed to, or has rights to, variable returns from its involvement with the entity.

•	has the ability to affect those returns through its power to direct the activities of the entity.

•

has the ability to approve the operating and capital budget of an entity and the ability to appoint key management personnel, which are decisions that demonstrate that BHP Petroleum has the existing rights to direct the relevant activities of an entity.

Joint arrangements

BHP Petroleum undertakes a number of business activities through joint arrangements, which exist when two or more parties have joint control. All of BHP Petroleum’s joint arrangements are classified as joint operations. A joint operation is an arrangement in which BHP Petroleum shares joint control, primarily via contractual arrangements with other parties. In a joint operation, BHP Petroleum has rights to the assets and obligations for the liabilities relating to the arrangement. This includes situations where the parties benefit from the joint activity through a share of the output, rather than by receiving a share of the results of trading. In relation to BHP Petroleum’s interest in a joint operation, BHP Petroleum recognises: its assets and liabilities, including its share of any assets and liabilities held or incurred jointly; revenue from the sale of its share of the output and its share of any revenue generated from the sale of the output by the joint operation; and its expenses including its share of expenses incurred jointly. All such amounts are measured in accordance with the terms of the arrangement, which is usually in proportion to BHP Petroleum’s interest in the joint operation.

Associates

BHP Petroleum accounts for investments in associates using the equity accounting method. An entity is considered an associate where we are deemed to have significant influence but not control or joint control.

Significant influence is presumed to exist where BHP Petroleum:

•	has over 20 per cent but less than 50 per cent of the voting rights of an entity, unless it can be clearly demonstrated that this is not the case or

•	holds less than 20 per cent of the voting rights of an entity; however, has the power to participate in the financial and operating policy decisions affecting the entity.

Foreign currencies

Transactions related to BHP Petroleum’s worldwide operations are conducted in a number of foreign currencies. The majority of the subsidiaries, joint arrangements and associates within each of the operations have assessed US dollars as the functional currency, however, some subsidiaries and joint arrangements have functional currencies other than US dollars.

Transactions and monetary items denominated in foreign currencies are translated into US dollars as follows:

Foreign currency item	Applicable exchange rate
Transactions	Date of underlying transaction
Monetary assets and liabilities	Period-end rate

BHP Petroleum Assets

Notes to the Financial Statements

Foreign exchange gains and losses resulting from translation are recognised in the income statement, except for foreign exchange gains or losses on foreign currency provisions for site closure and rehabilitation costs (which are capitalised in property, plant and equipment for operating sites).

On combination, the assets, liabilities, income and expenses of non-US dollar denominated functional currency entities are translated into US dollars using the following applicable exchange rates:

Foreign currency amount	Applicable exchange rate
Income and expenses	Date of underlying transaction
Assets and liabilities	Period-end rate
Equity	Historical rate
Reserves	Historical rate

Foreign exchange differences resulting from translation are initially recognised in the foreign currency translation reserve and subsequently transferred to the income statement on disposal of a foreign operation.

Significant accounting policies, judgements and estimates

BHP Petroleum has identified a number of accounting policies under which significant judgements, estimates and assumptions are made. All judgements, estimates and assumptions are based on the most current facts and circumstances and are reassessed on an ongoing basis. Actual results in future reporting periods may differ for these estimates under different assumptions and conditions. Significant judgements and key estimates and assumptions made in applying these accounting policies are embedded within Note 5 ‘Income Tax’, Note 8 ‘Property, plant and equipment’, Note 11 ‘Intangible assets’, Note 12 ‘Impairment of non-current assets’ and Note 14 ‘Closure and rehabilitation provisions’.

Reserve estimates

Reserves are estimates of the amount of product that can be demonstrated to be able to be economically and legally extracted from BHP Petroleum’s properties. In order to estimate reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity prices and exchange rates.

Estimating the quantity and/or quality of reserves requires the size, shape and depth or oil and gas reservoirs to be determined by analysing geological data, such as drilling samples and geophysical survey interpretations. Economic assumptions used to estimate reserves change from period-to-period as additional technical and operational data is generated. This process may require complex and difficult geological judgements to interpret the data.

Reserve impact on financial reporting

Estimates of reserves may change from period-to-period as the economic assumptions used to estimate reserves change and additional geological data is generated during the course of operations. Changes in reserves may affect BHP Petroleum’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated future production levels

•

depreciation, depletion and amortisation charged in the income statement may change where such charges are determined on the units of production basis, or where the useful economic lives of assets change

BHP Petroleum Assets

Notes to the Financial Statements

•	closure and rehabilitation provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities

•	the carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits

Impact of Coronavirus Disease 2019 (COVID-19) Pandemic

BHP Petroleum continues to actively monitor the impact of the COVID-19 pandemic, including the impact on economic activity and financial reporting. During FY2021, BHP Petroleum experienced lower commodity prices and market demand driven by travel restrictions and lockdowns. As the pandemic continues to progress and evolve, it is difficult to predict the full extent and duration of resulting operational and economic impacts for BHP Petroleum, which are expected to impact a number of reporting periods. The ongoing uncertainty has also been considered in BHP Petroleum’s assessment of the appropriateness of applying the going concern basis of preparation of the financial statements. BHP Petroleum has made an assessment of its ability to continue as a going concern over the period to 30 November 2022 (the going concern period) and believes that it has sufficient financial resources to meet its obligations as they fall due throughout the going concern period. As such, the financial statements continue to be prepared on a going concern basis.

2. First time adoption of IFRS

Management has given due consideration to the requirements of IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ in preparing these combined financial statements. The combined financial statements of BHP Petroleum are the first combined financial statements presented by BHP Petroleum. Entities included within the combined financial statements, for all periods presented, have applied the recognition and measurement requirements of IFRS, in accordance with BHP Group accounting policies. As such, the preparation of these combined financial statements has not required the transition to IFRS recognition and measurement requirements.

For this purpose, the date of BHP Petroleum’s first presentation of IFRS financial statements is determined to be 1 July 2018, being the beginning of the earliest period for which BHP Petroleum presents full comparative information in these combined financial statements. BHP Petroleum has measured its assets and liabilities at the carrying amounts that are included in BHP Group’s consolidated financial statements, based on BHP Group’s date of transition to IFRSs. With due regard to BHP Group’s accounting policies and the requirements of IFRS 1, management has concluded that no adjustments were required to comply with IFRS as issued by the IASB.

BHP Petroleum Assets

Notes to the Financial Statements

3. Revenue

The following table provides a summary of BHP Petroleum’s revenue by geographic location:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Australia	1,133	1,080	1,340
North America	1,285	1,108	1,903
United Kingdom	28	40	77
Rest of Europe	161	149	260
Japan	407	567	887
South Korea	16	—	28
China	74	73	95
Other Asia	638	808	1,016
Rest of World	167	172	261

Total revenue	3,909	3,997	5,867

The following table provides a summary of BHP Petroleum’s revenue by asset:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Australia Production Unit (1)	327	361	507
Bass Strait	1,066	1,102	1,237
North West Shelf	893	1,076	1,657
Atlantis	560	561	979
Shenzi	417	277	540
Mad Dog	231	216	319
Trinidad and Tobago	204	191	287
Algeria	164	159	258
Third-party products	12	5	10
Other	35	49	73

Total revenue	3,909	3,997	5,867

(1)	Australia Production Unit includes Macedon, Pyrenees and Minerva (divested in December 2019).

The following table provides a summary of BHP Petroleum’s revenue by product:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Crude oil	2,013	2,033	3,173
Gas	1,659	1,754	2,399
Natural gas liquids	212	198	252
Other	25	12	43

Total revenue	3,909	3,997	5,867

Revenue consists of revenue from contracts with customers of US$3,859 million (2020: US$3,952 million, 2019: US$5,817 million) and other revenue of US$50 million (2020: US$45 million, 2019: US$50million).

BHP Petroleum Assets

Notes to the Financial Statements

Recognition and measurement

BHP Petroleum generates revenue primarily from the production and sale of crude oil, natural gas and natural gas liquids (NGLs). Revenue is recognised when or as control of the promised goods or services passes to the customer. In most instances, control passes when the goods are delivered to a destination specified by the customer, typically on board the customer’s appointed vessel or at another contractually agreed delivery point such as an outlet to storage facilities. Where applicable, revenue from the provision of services is recognised over time but does not represent a significant proportion of total revenue and is aggregated with the respective asset and product revenue for disclosure purposes. The amount of revenue recognised reflects the consideration to which BHP Petroleum expects to be entitled in exchange for the goods or services. As at 30 June 2021, 2020 and 2019, no significant estimates are required to determine revenue from contracts with customers.

Major customers

BHP Petroleum has two major customers which account for 18 per cent and 10 per cent of external revenue (2020: one customer, 13 per cent, 2019: one customer, 15 per cent). BHP Petroleum does not believe the loss of either of these customers would have a material adverse effect on BHP Petroleum because the markets in which BHP Petroleum sells its production volumes are significant liquid markets with alternative customers readily available for its production volumes.

Contract balances and asset recognition

Where BHP Petroleum’s sales are provisionally priced, the final price is generally known within the month of sale due to the typical pricing terms of BHP Petroleum’s contracts with customers. The period between provisional pricing and final invoicing is typically less than 30 days.

BHP Petroleum applies the practical expedient to not adjust the expected consideration for the effects of the time value of money if the period between the delivery and when the customer pays for the promised good or service is one year or less.

Performance obligations

For commodity sales contracts, each metric unit is a separate performance obligation. Where BHP Petroleum has contracts with unfulfilled performance obligations at period-end, it is required to disclose the transaction price allocated to these performance obligations. BHP Petroleum applies the practical expedient to not disclose this information for contracts with an expected duration of one year or less. Most of BHP Petroleum’s long-term contracts are priced on variable terms, based on quoted index prices near the time of delivery and at times include fixed pricing components. Long-term contracts that include fixed pricing components, such as premiums and other charges, do not represent a significant portion of the total price. Any estimate of the future transaction price would exclude estimated amounts of variable consideration. The amount of future consideration from fixed pricing components has not been disclosed, as it is not considered to be relevant or useful information.

BHP Petroleum Assets

Notes to the Financial Statements

4. Expenses and other income

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Employee benefits expense:
Wages, salaries and redundancies	381	388	416
Employee share awards	36	39	45
Pension and other post-retirement obligations	42	37	68
Less employee benefits expense classified as exploration and evaluation expenditure	(93)	(50)	(70)
Changes in inventories of finished goods	(13)	22	26
Raw materials and consumables used	90	97	121
Freight and transportation	112	117	150
External services	620	505	387
Third-party commodity purchases	11	6	11
Net foreign exchange losses	17	14	(5)
Government royalties paid and payable	137	191	223
Exploration and evaluation and expenditure incurred and expensed in the period	296	395	388
Depreciation and amortisation expense	1,840	1,457	1,560
Fair value change on derivatives	58	29	1
Net impairments:
Property, plant and equipment (1)	108	11	7
Intangible assets	19	—	14
Other expenses	138	132	168

Total expenses	3,799	3,390	3,510

Dividend income	14	8	—
Gain on sale of subsidiaries and operations (2)	56	—	—
Other income (3)	60	49	32

Total other income	130	57	32

(1)	Refer to Note 12 ‘Impairment of non-current assets’.
(2)	Relates to the divestiture of our interest in Neptune, Gulf of Mexico. Refer to Note 8 ‘Property, plant and equipment’ and Note 14 ‘Closure and rehabilitation provisions’.
(3)	Other income is generally income earned from transactions outside the course of BHP Petroleum’s ordinary activities and may include boat charter and tariff revenue.

Recognition and measurement

Income is recognised when it is probable that the economic benefits associated with a transaction will flow to BHP Petroleum and can be reliably measured. Dividends are recognised upon declaration.

BHP Petroleum Assets

Notes to the Financial Statements

5. Income tax

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Total taxation expense comprises:
Current tax expense	743	696	1,147
Deferred tax benefit	(556)	(214)	(58)

	187	482	1,089

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Factors affecting income tax expense for the year
Income tax expense differs to the standard rate of corporation tax as follows:
(Loss)/profit before taxation	(174)	304	1,750

Tax expense/(benefit) at Australian prima facie tax rate of 30 per cent	(52)	91	525

Non-tax effected operating losses and capital gains	272	209	289
Tax effect of loss from equity accounted investments, related impairments and expenses	2	1	1
Investment and development allowance	—	—	(1)
Tax rate changes	—	(1)	12
Amounts under/(over) provided in prior years	46	50	(6)
Recognition of previously unrecognised tax assets	—	(23)	—
Foreign exchange adjustments	(61)	(21)	35
Impact of tax rates applicable outside of Australia	77	99	60
Other	(73)	(5)	10

Income tax expense	211	400	925

Royalty-related taxation (net of income tax benefit)	(24)	82	164

Total taxation expense	187	482	1,089

BHP Petroleum Assets

Notes to the Financial Statements

Income tax recognised in other comprehensive income is as follows:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Income tax effect of:
Items that may be reclassified to the income statement:

Income tax (charge)/credit relating to items that may be reclassified subsequently to the income statement	—	—	—

Items that will not be reclassified to the income statement:
Remeasurement gains/(losses) on pension and medical schemes	—	3	2
Others	—	—	—

Income tax (charge)/credit relating to items that will not be reclassified to the income statement	—	3	2

Total income tax (charge)/credit relating to components of other comprehensive income (1)	—	3	2

(1)

Included within total income tax relating to components of other comprehensive income is US$ nil relating to deferred taxes and US$ nil relating to current taxes (2020: US$3 million and US$ nil; 2019: US$2 million and US$ nil).

Recognition and measurement

Income taxes have been prepared on a separate return basis for the net income/(loss) from operations of BHP Petroleum based upon the estimated applicable income tax rates for the jurisdictions in which BHP Petroleum is taxable, while also reflecting that, in historically filed returns, BHP Petroleum in Australia is part of the income tax consolidated group return parented by BHP Group Limited.

Current tax payables and receivables are the amounts of tax payable or refundable on the basis of hypothetical, current year separate returns, adjusted to reflect actual historical transactions undertaken in relation to the income tax consolidated group return parented by BHP Group Limited.

As such, the benefit of tax losses generated by certain entities has not been recognised in BHP Petroleum’s Combined statement of profit or loss and comprehensive income or loss as these losses were transferred to BHP Group Limited in the year in which they were generated. These losses, amounting to US$83 million (2020:US$143 million, 2019:US$205 million) would have been utilised by BHP Petroleum, and recognised as a credit in profit and loss, had BHP Petroleum operated as a hypothetical tax consolidated group.

Deferred taxes are provided on temporary differences and on any carry forward losses or unused credits that could be claimed on hypothetical returns and the recoverability of recognised and unrecognised deferred taxes is assessed on the basis of projected separate-return results.

Taxation on the profit/(loss) for the year comprises of current and deferred tax. Taxation is recognised in the income statement except to the extent that it relates to items recognised directly in equity or other comprehensive income, in which case the tax effect is also recognised in equity or other comprehensive income.

BHP Petroleum Assets

Notes to the Financial Statements

Current tax

Current tax is the expected tax on the taxable income for the year, using tax rates and laws enacted or substantively enacted at the reporting date and any adjustments to tax payable in respect of previous years.

Deferred tax

Deferred tax is provided in full, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred tax is not recognised for temporary differences relating to:

•	initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit

•

investment in subsidiaries, associates and jointly controlled entities where BHP Petroleum is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied when the asset is realised or the liability is settled, based on the laws that have been enacted or substantively enacted at the reporting date.

Current and deferred tax assets and liabilities are offset when BHP Petroleum has a legally enforceable right to offset and when the tax balances are related to taxes levied by the same tax authority and BHP Petroleum intends to settle on a net basis or realise the asset and settle the liability simultaneously.

Royalty-related taxation

Royalties and resource rent taxes are treated as taxation arrangements (impacting income tax expense/(benefit)) when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for temporary differences. Obligations arising from royalty arrangements that do not satisfy these criteria are recognised as current liabilities and included in expenses.

Uncertain tax and royalty matters

BHP Petroleum operates across many tax jurisdictions. Application of tax law can be complex and requires judgement to assess risk and estimate outcomes. The evaluation of tax risks considers both amended assessments received and potential sources of challenge from tax authorities. The status of proceedings for these matters will impact the ability to determine the potential exposure and in some cases, it may not be possible to determine a range of possible outcomes or a reliable estimate of the potential exposure.

BHP Petroleum has unresolved tax and royalty matters for which the timing of resolution and potential economic outflow are uncertain. Tax and royalty matters with uncertain outcomes arise in the normal course of business and occur due to changes in tax law, changes in interpretation of tax law, periodic challenges and disagreements with tax authorities and legal proceedings.

Tax and royalty obligations assessed as having probable future economic outflows capable of reliable measurement are provided for in the balance sheet. Matters with possible economic outflow and/or presently incapable of being measured reliably are contingent liabilities and disclosed in Note 16 ’Contingent liabilities’.

BHP Petroleum Assets

Notes to the Financial Statements

Key judgements and estimates

Income tax classification

Judgements: BHP Petroleum’s accounting policy for taxation, including royalty-related taxation, requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost.

Deferred tax

Judgements: Judgement is required to determine the amount of deferred tax assets that are recognised based on the likely timing and the level of future taxable profits.

Estimates: BHP Petroleum assesses the recoverability of recognised and unrecognised deferred taxes, on a consistent basis. Estimates and assumptions relating to projected earnings and cash flows as applied in BHP Petroleum’s impairment process are used for operating assets.

Uncertain tax matters

Judgements: Management applies judgements about the application of income tax legislation and its interaction with income tax accounting principles. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of tax assets and tax liabilities, including deferred tax, recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised.

Where the final tax outcomes are different from the amounts that were initially recorded, these differences impact the current and deferred tax provisions in the period in which the determination is made.

Measurement of uncertain tax and royalty matters considers a range of possible outcomes, including assessments received from tax authorities. Where management is of the view that potential liabilities have a low probability of crystallising, or it is not possible to quantify them reliably, they are disclosed as contingent liabilities (refer to Note 16 ’Contingent liabilities’).

The movement for the year in BHP Petroleum’s net deferred tax positions is as follows:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Net deferred tax (liability/asset)
At the beginning of the financial year	1,013	796	736
Income tax credit recorded in the income statement	556	214	58
Income tax credit recorded directly in equity	3	3	2

At the end of the financial year	1,572	1,013	796

BHP Petroleum Assets

Notes to the Financial Statements

The composition of BHP Petroleum’s net deferred tax assets and liabilities recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement is as follows:

	Deferred tax assets			Deferred tax liabilities			Charged/(credited) to the income statement
	2021 US$M	2020 US$M	Unaudited 2019 US$M	2021 US$M	2020 US$M	Unaudited 2019 US$M	2021 US$M	2020 US$M	Unaudited 2019 US$M
Type of temporary difference
Depreciation	(1,024)	(1,054)	(629)	(66)	(105)	(119)	(69)	411	(11)
Exploration expenditure	32	37	43	—	—	—	5	6	7
Employee benefits	63	63	59	—	—	1	—	—	1
Closure and rehabilitation	1,036	967	604	(18)	—	—	(51)	(363)	(78)
Resource rent tax	292	363	431	(526)	(922)	(1,123)	(322)	(133)	(168)
Other provisions	65	55	49	—	—	—	(10)	(6)	(20)
Deferred income	7	8	9	—	—	—	1	1	(6)
Foreign exchange gains and losses	3	1	1	—	—	—	(2)	—	(1)
Tax losses	1,667	1,541	1,421	—	—	—	(126)	(120)	156
Lease liability	55	79	—	—	—	—	24	(79)	—
Other	(14)	(19)	52	—	(1)	(3)	(6)	69	62

Total	2,182	2,041	2,040	(610)	(1,028)	(1,244)	(556)	(214)	(58)

The amount of deferred tax assets dependent on future taxable profits not arising from the reversal of existing deferred tax liabilities and which relate to tax jurisdictions where the taxable entity has suffered a loss in the current or preceding year, was US$ nil at 30 June 2021 (2020: US$ nil, 2019: US$1,250 million). For operating assets, BHP Petroleum assesses the recoverability of these deferred tax assets using estimates and assumptions relating to projected earnings and cash flows as applied in BHP Petroleum impairment process for associated operations.

The composition of BHP Petroleum’s unrecognised deferred tax assets and liabilities is as follows:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Unrecognised deferred tax assets
Tax losses and tax credits (1)	1,078	1,219	1,145
Deductible temporary differences relating to PRRT (2)	2,402	2,079	2,197
Petroleum rights (3)	566	552	545
Other deductible temporary differences (4)	419	315	398

Total unrecognised deferred tax assets	4,465	4,165	4,285

Unrecognised deferred tax liabilities
Future taxable temporary differences relating to unrecognised deferred tax asset for PRRT (2)	720	624	659

Total unrecognised deferred tax liabilities	720	624	659

(1)

At 30 June 2021, BHP Petroleum had income and capital tax losses with a tax benefit of US$768 million (2020: US$890 million, 2019: US$823 million) and tax credits of US$310 million (2020: US$329 million,

BHP Petroleum Assets

Notes to the Financial Statements

2019: US$321 million), which are not recognised as deferred tax assets, because it is not probable that future taxable profits or capital gains will be available against which BHP Petroleum can utilise the benefits.
(2)

BHP Group had unrecognised deferred tax assets relating to Australian Petroleum Resource Rent Tax (PRRT). Recognition of a deferred tax asset for PRRT depends on benefits expected to be obtained from the deduction against PRRT liabilities. As PRRT payments are deductible for income tax purposes, to the extent these PRRT deferred tax assets are recognised this would give rise to a corresponding deferred tax liability for income tax (presented as the future taxable temporary differences relating to the unrecognised PRRT deferred tax assets).

(3)	BHP Petroleum had deductible temporary differences relating to mineral rights for which deferred tax assets had not been recognised because it is not probable that future capital.
(4)

BHP Petroleum had other deductible temporary differences for which deferred tax assets had not been recognised because it is not probable that future tax profits will be available against which BHP Petroleum can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

Year of Expiry	2021 US$M	2020 US$M	Unaudited 2019 US$M
Income tax losses
Not later than one year	12	474	359
Later than one year and not later than two years	3	239	442
Later than two years and not later than five years	46	2,475	2,713
Later than five years and not later than ten years	1,339	600	455
Later than ten years and not later than twenty years	1,787	2,373	2,267
Unlimited	824	757	653

	4,011	6,918	6,889

Capital tax losses
Not later than one year	—	—	—
Later than two years and not later than five years	—	—	—
Unlimited	1	—	—

Total capital tax losses	1	—	—

Gross amount of tax losses not recognised	4,012	6,918	6,889

Tax effect of total losses not recognised	768	892	823

6. Trade and other receivables

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Trade receivables	358	185	392
Joint operations partner receivables (1)	384	257	240
Value-added tax (VAT) and other tax related receivables	262	282	238
Other receivables	61	61	3

Total trade and other receivables	1,065	785	873

Comprising:
Current	908	673	835
Non-current	157	112	38

(1)	Joint operations partner receivables include production underlift positions and receivables for joint operations cash float arrangements.

BHP Petroleum Assets

Notes to the Financial Statements

Recognition and measurement

Trade receivables are recognised initially at their transaction price or, for those receivables containing a significant financing component, at fair value. Trade receivables are subsequently measured at amortised cost using the effective interest method, less an allowance for impairment, except for provisionally priced receivables (where applicable) which are subsequently measured at fair value through the income statement under IFRS 9 ‘Financial Instruments’.

The collectability of trade receivables is assessed on an ongoing basis. At the reporting date, specific allowances are made for any expected credit losses based on a review of all outstanding amounts at reporting period-end. Individual receivables are written off when management deems them unrecoverable. The net carrying amount of trade and other receivables approximates their fair values.

Credit risk

Trade receivables generally have terms of less than 30 days. BHP Petroleum has no material concentration of credit risk with any single counterparty and are not dominantly exposed to any individual industry.

Credit risk can arise from the non-performance by counterparties of their contractual financial obligations towards BHP Petroleum. To manage credit risk, BHP Petroleum maintains procedures covering the application for credit approvals, granting and renewal of counterparty limits, proactive monitoring of exposures against these limits and requirements triggering secured payment terms. As part of these processes, the credit exposures with all counterparties are regularly monitored and assessed on a timely basis. The credit quality of customers is reviewed and the solvency of each debtor and their ability to pay the receivable is considered in assessing receivables for impairment.

The ten largest customers represented 66 per cent (2020: 59 per cent, 2019: 51 per cent) of total credit risk exposures managed by BHP Petroleum.

Receivables are deemed to be past due or impaired in accordance with our terms and conditions. These terms and conditions are determined on a case-by-case basis with reference to the customer’s credit quality, payment performance and prevailing market conditions. As at 30 June 2021, 30 June 2020 and 30 June 2019 no trade receivables were past due.

The assessment of recoverability of trade receivables at 30 June 2021 has considered the impacts of COVID-19 and no material recoverability issues have been identified. As COVID-19 continues to impact key markets in Australia, United States, Europe and Asia, BHP Petroleum continues to perform enhanced credit monitoring of commercial counterparties.

At 30 June 2021 and 2020, provisions for expected credit losses were not significant.

7. Inventories

	2021 US$M	2020 US$M	Unaudited 2019 US$M	Definitions
Raw materials and consumables	271	226	206	Spares, consumables and other supplies yet to be utilised in the production process or in the rendering of services.
Finished goods	36	24	45	Commodities ready for sale and not requiring further processing.

Total inventories	307	250	251

BHP Petroleum Assets

Notes to the Financial Statements

Recognition and measurement

Finished goods inventories primarily represent crude oil in storage. Regardless of the type of inventory and its stage in the production process, inventories are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises costs of purchasing raw materials and costs of production, including attributable manufacturing overheads taking into consideration normal operating capacity. Inventory quantities are derived through flow rate or tank volume measurement and the composition is derived via sample analysis.

8. Property, plant and equipment

	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M
Net book value—30 June 2021
At the beginning of the financial year	257	8,268	133	2,040	1,089	11,787
Additions (1)	1	294	—	1,133	7	1,435
Acquisitions of subsidiaries & operations (2)	—	151	491	—	—	642
Depreciation for the year	(27)	(1,719)	(62)	—	—	(1,808)
Impairments for the year (3)	(40)	(2)	—	—	(66)	(108)
Divestment and demerger of subsidiaries and operations (4)	—	(14)	—	(2)	—	(16)
Transfers and other movements	—	675	—	(753)	—	(78)

At the end of the financial year (5)	191	7,653	562	2,418	1,030	11,854

- Cost	463	29,358	1,090	2,418	1,086	34,415
- Accumulated depreciation and impairments	(272)	(21,705)	(528)	—	(56)	(22,561)

Net book value—30 June 2020
At the beginning of the financial year	101	8,103	144	1,240	1,040	10,628
Impact of adopting IFRS 16 (7)	233	128	—	—	—	361
Additions (1)	4	1,246	—	1,008	120	2,378
Depreciation for the year	(32)	(1,368)	(19)	—	—	(1,419)
Impairments for the year (3)	—	(11)	—	—	—	(11)
Disposals (6)	—	(8)	—	—	(65)	(73)
Transfers and other movements	(49)	178	8	(208)	(6)	(77)

At the end of the financial year (5)	257	8,268	133	2,040	1,089	11,787

- Cost	462	28,965	600	2,040	1,089	33,156
- Accumulated depreciation and impairments	(205)	(20,697)	(467)	—	—	(21,369)

Unaudited
Net book value—30 June 2019
At the beginning of the financial year	151	8,985	167	903	790	10,996
Additions (1)	—	292	—	978	296	1,566
Depreciation for the year	(50)	(1,510)	(23)	—	—	(1,583)
Impairments for the year (3)	—	—	—	—	(7)	(7)
Disposals (6)	—	(15)	—	—	—	(15)
Transfers and other movements	—	351	—	(641)	(39)	(329)

At the end of the financial year (5)	101	8,103	144	1,240	1,040	10,628

- Cost	274	27,791	592	1,240	1,044	30,941
- Accumulated depreciation and impairments	(173)	(19,688)	(448)	—	(4)	(20,313)

BHP Petroleum Assets

Notes to the Financial Statements

(1)

Includes change in estimates, impact of discount rate change and net foreign exchange gains/(losses) related to the closure and rehabilitation provisions for operating sites. Refer to Note 14 ‘Closure and rehabilitation provisions’.

(2)	Relates to the acquisition of an additional 28 per cent working interest in Shenzi. Refer to Note 20 ‘Interest in joint operations’.
(3)	Refer to Note 12 ‘Impairment of non-current assets’ for information on impairments.
(4)

Relates to the divestment of our 35 per cent interest in the Gulf of Mexico Neptune field, which closed in May 2021. The transfer resulted in a book gain on disposal of US$56 million. The book gain was largely the result of transferring the Neptune closure obligation liability to the acquirer.

(5)

Includes the carrying value of BHP Petroleum’s right-of-use assets relating to land and buildings and plant and equipment of US$131 million (2020: US$263 million, 2019: US$ nil). Refer to Note 9 ‘Interest bearing liabilities’ for the movement of the right-of-use assets.

(6)	US$65 million relates to the divestment of BHP Petroleum’s 50 per cent interest in the Murphy Oil operated Samurai field in the Gulf of Mexico; which closed in November 2019.
(7)	Refer to Note 25 ‘New and amended accounting standards and interpretations’.

Recognition and measurement

Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges. Cost is the fair value of consideration given to acquire the asset at the time of its acquisition or construction and includes the direct costs of bringing the asset to the location and the condition necessary for operation and the estimated future costs of closure and rehabilitation of the facility.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of the lease liabilities.

Exploration and evaluation

Exploration costs are incurred to discover petroleum resources. Evaluation costs are incurred to assess the technical feasibility and commercial viability of resources found.

Exploration and evaluation expenditure is charged to the income statement as incurred, except in the following circumstances in which case the expenditure may be capitalised:

•	the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale, or

•	the exploration and evaluation activity has not reached a stage that permits a reasonable assessment of the existence of commercially recoverable reserves.

A regular review of each area of interest is undertaken to determine the appropriateness of continuing to carry forward costs in relation to that area. Capitalised costs are only carried forward to the extent that they are expected to be recovered through the successful exploitation of the area of interest or alternatively by its sale. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the income statement.

Key judgements and estimates

Judgements: Exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where a judgement is made that it is likely to be recoverable by future exploitation or sale, or where the activities are judged not to have reached a stage that permits a reasonable assessment of the existence of reserves.

BHP Petroleum Assets

Notes to the Financial Statements

Estimates: Management makes certain estimates and assumptions as to future events and circumstances, in particular when making a quantitative assessment of whether an economically viable extraction operation can be established. These estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, new information suggests that recovery of the expenditure is unlikely, the relevant capitalised amount is charged to the income statement.

Development expenditure

When proven reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as assets under construction within property, plant and equipment. All subsequent development expenditure is capitalised and classified as assets under construction, provided commercial viability conditions continue to be satisfied.

BHP Petroleum may use borrowed funds to finance the acquisition and development of assets and operations. Finance costs are expensed as incurred, except where they relate to the financing of construction or development of qualifying assets. Borrowing costs directly attributable to acquiring or constructing a qualifying asset are capitalised during the development phase. Development expenditure is net of proceeds from the saleable material extracted during the development phase. On completion of development, all assets included in assets under construction are reclassified as either plant and equipment or other mineral assets and depreciation commences.

Key judgements and estimates

Judgements: Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable.

Estimates: In determining whether a project is economically viable, management is required to make certain estimates and assumptions as to future events and circumstances, including reserve estimates, existence of an accessible market and forecast prices and cash flows. Estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, new information suggests that a development asset is impaired, the appropriate amount is charged to the income statement.

Depreciation

Depreciation of assets, other than land, assets under construction and capitalised exploration and evaluation that are not depreciated, is calculated using either the straight-line (SL) method or units of production (UoP) method, net of residual values, over the estimated useful lives of specific assets. The depreciation method and rates applied to specific assets reflect the pattern in which the asset’s benefits are expected to be used by BHP Petroleum. The proved reserves for petroleum assets are used to determine UoP depreciation unless doing so results in depreciation charges that do not reflect the asset’s useful life. Where this occurs, alternative approaches to determining reserves are applied, such as using management’s expectations of future oil and gas prices rather than yearly average prices, to provide a phasing of periodic depreciation charges that better reflects the asset’s expected useful life.

Where assets are dedicated to a petroleum lease, the useful lives below are subject to the lesser of the asset category’s useful life and the life of the petroleum lease, unless those assets are readily transferable to another lease.

BHP Petroleum Assets

Notes to the Financial Statements

Key judgements and estimates

The determination of useful lives, residual values and depreciation methods involves estimates and assumptions and is reviewed annually. Any changes to useful lives or any other estimates or assumptions may affect prospective depreciation rates and asset carrying values. The table below summarises the principal depreciation methods and rates applied to major asset categories by BHP Petroleum.

Category	Buildings	Plant and equipment	Petroleum interests	Capitalised exploration, evaluation and development expenditure
Typical depreciation methodology	SL	UoP	UoP	UoP
Depreciation rate	15 – 50 years	Based on the rate of depletion of reserves	Based on the rate of depletion of reserves	Based on the rate of depletion of reserves

Commitments

BHP Petroleum’s commitments for capital expenditure were US$754 million at 30 June 2021 (2020: US$971 million, 2019: US$1,201 million). BHP Petroleum’s commitments related to leases are included in Note 10 ‘Leases’.

9. Interest bearing liabilities

	Current			Non-current
	2021 US$M	2020 US$M	Unaudited 2019 US$M	2021 US$M	2020 US$M	Unaudited 2019 US$M
Lease liabilities	35	61	—	234	322	—
Bank overdrafts	—	—	17	—	—	—

Total interest bearing liabilities	35	61	17	234	322	—

Further information on BHP Petroleum’s leases is provided in Note 10 ‘Leases’.

Cash is disclosed in the cash flow statement net of bank overdrafts and interest bearing liabilities at call.

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Total cash and cash equivalents	776	325	1,398
Bank overdrafts	—	—	(17)

Total cash and cash equivalents, net of overdrafts	776	325	1,381

10. Leases

BHP Petroleum applied IFRS 16 ‘Leases’ from 1 July 2019. Details on the transition to IFRS 16 are included in Note 25 ‘New and amended accounting standards and interpretations’.

BHP Petroleum Assets

Notes to the Financial Statements

Movements in BHP Petroleum’s lease liabilities during the year are as follows:

	2021 US$M	2020 US$M
At the beginning of the financial year	383	—
IFRS 16 transition (1)	—	438
Additions	2	13
Lease payments	(45)	(46)
Foreign exchange movement	—	1
Amortisation of discounting	7	8
Derecognition due to lease modification	(62)	—
Transfers and other movements	(16)	(31)

At the end of the financial year	269	383

Comprising:
Current liabilities	35	61
Non-current liabilities	234	322

(1)	Refer to Note 25 ‘New and amended accounting standards and interpretations’.

A significant proportion by value of BHP Petroleum’s lease contracts relate to building leases, drill rig and equipment leases. These lease contracts contain a wide variety of different terms and considerations including extension and termination options and variable lease payments. BHP Petroleum’s lease obligations are included in the interest-bearing liabilities.

The maturity profile of lease liabilities based on the undiscounted contractual amounts is as follows:

	2021 US$M	2020 US$M
Due for payment:
In one year or less or on demand	41	70
In more than one year but not more than two years	37	70
In more than two years but not more than five years	91	130
In more than five years (1)	133	156

Total	302	426

Less amount representing interest	33	43

Present value of net minimum lease payments	269	383

(1)	Includes US$9 million (2020: US$35 million) due for payment in more than ten years.

At 30 June 2021, commitments for leases not yet commenced based on undiscounted contractual amounts were US$36 million (2020: US$14 million). At 30 June 2021, commitments relating to short-term leases were US$8 million (2020: US$2 million).

BHP Petroleum Assets

Notes to the Financial Statements

BHP Petroleum’s aggregate amounts of minimum lease payments under non-cancellable operating leases at 30 June 2019 under IAS 17 were as follows:

Commitments under operating leases	Unaudited 2019 US$M
Due not later than one year	58
Due later than one year and not later than five years	155
Due later than five years	189

Total	402

As at 30 June 2019, BHP Petroleum did not recognise any finance lease liabilities under IAS 17 ‘Leases’.

Movements in BHP Petroleum’s right-of-use assets during the year are as follows:

	2021			2020
	Land and buildings US$M	Plant and equipment US$M	Total US$M	Land and buildings US$M	Plant and equipment US$M	Total US$M
Net book value
At the beginning of the financial year	167	96	263	—	—	—
Assets recognised on adoption of IFRS 16	—	—	—	233	128	361
Additions	1	—	1	4	9	13
Depreciation for the period	(18)	(26)	(44)	(23)	(41)	(64)
Impairments for the year	(27)	—	(27)	—	—	—
Derecognition due to lease modification	—	(62)	(62)	—	—	—
Transfers and other movements (1)	—	—	—	(47)	—	(47)

At the end of the financial year	123	8	131	167	96	263

- Cost	190	29	219	189	106	295
- Accumulated depreciation and impairments	(67)	(21)	(88)	(22)	(10)	(32)

(1)	Transfer to net investment in sublease receivable, on commencement of sublease.

Right-of-use assets are included within the underlying asset classes in property, plant and equipment. Refer to Note 8 ‘Property, plant and equipment’.

BHP Petroleum Assets

Notes to the Financial Statements

Amounts recorded in the income statement and the cash flow statement for the year were:

	2021 US$M	2020 US$M	Included within
Income statement
Depreciation of right-of-use assets	37	46	Profit from operations
Short-term, low-value and variable lease costs (1)	52	37	Profit from operations
Interest on lease liabilities	7	8	Financial expenses
Cash flow statement
Principal lease payments	38	39	Cash flows from financing activities
Lease interest payments	7	7	Cash flows from operating activities

(1)

Relates to US$36 million of variable lease costs (2020: US$22 million), US$13 million of short-term lease costs (2020: US$10 million) and US$3 million of low-value lease costs (2020: US$5 million). Variable lease costs include contracts for building leases, drill rig and equipment leases. These contracts contain variable lease payments based on usage and asset performance.

Recognition and measurement (following adoption of IFRS 16)

All leases with the exception of short-term (under 12 months) and low-value leases are recognised on the balance sheet, as a right-of-use asset and a corresponding interest-bearing liability. Lease liabilities are initially measured at the present value of the future lease payments from the lease commencement date and are subsequently adjusted to reflect the interest on lease liabilities, lease payments and any remeasurements due to, for example, lease modifications or changes to future lease payments linked to a rate. Lease payments are discounted using the interest rate implicit in the lease, where it is readily determinable. Where the implicit interest rate is not readily determinable, the interest payments are discounted at BHP Group’s incremental borrowing rate, adjusted to reflect factors specific to the lease, including where relevant the currency, tenor and location of the lease.

In addition to containing a lease, the contractual arrangements may include non-lease components (for example, the maintenance and service costs associated with building leases). BHP Petroleum has elected to separate these non-lease components from the lease components in measuring lease liabilities.

Low-value and short-term leases are expensed to the income statement. Variable lease payments not dependent on an index or rate are excluded from lease liabilities and expensed to the income statement.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost will initially correspond to the lease liability, adjusted for initial direct costs, lease payments made prior to lease commencement, capitalised provisions for closure and rehabilitation and any lease incentives.

Lease costs are recognised in the income statement over the lease term in the form of depreciation on the right-of-use asset and finance charges representing the unwind of the discount on the lease liability, replacing certain operating lease expenses previously reported under IAS 17.

Where BHP Petroleum is the operator of an unincorporated joint operation and all investors are parties to a lease, BHP Petroleum recognises its proportionate share of the lease liability and associated right-of-use asset. In the event BHP Petroleum is the sole signatory to a lease and therefore has the sole legal obligation to make lease payments, the lease liability is recognised in full. Where the associated right-of-use asset is sub-leased (under a

BHP Petroleum Assets

Notes to the Financial Statements

finance sub-lease) to a joint operation, for instance where it is dedicated to a single operation and the joint operation has the right to direct the use of the asset, BHP Petroleum recognises its proportionate share of the right-of-use asset and a net investment in the lease, representing amounts to be recovered from the other parties to the joint operation. If BHP Petroleum is not party to the lease contract but sub-leases the associated right-of-use asset, the proportionate share of the right-of-use asset and a lease liability which is payable to the operator is recognised.

Key judgements and estimates

Where BHP Petroleum cannot readily determine the interest rate implicit in the lease, estimation is involved in the determination of the weighted average incremental borrowing rate to measure lease liabilities. The incremental borrowing rate reflects the rates of interest a lessee would have to pay to borrow over a similar term, with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. Under BHP Group’s portfolio approach to debt management, it does not specifically borrow for asset purchases. Therefore, the incremental borrowing rate is estimated with reference to BHP Group’s corporate borrowing portfolio, adjusted to reflect the terms and conditions of the lease (including the impact of currency, credit rating of subsidiary entering into the lease and the term of the lease), at the commencement of the lease arrangement or the time of lease modification.

BHP Petroleum estimates stand-alone prices, where such prices are not readily observable, in order to allocate the contractual payments between lease and non-lease components.

IAS 17 Leases replaced by IFRS 16

BHP Petroleum applied accounting standard IAS 17 prior to adoption of IFRS 16 from 1 July 2019. Pre 1 July 2019, BHP Petroleum had no leases classified as finances leases under IAS17, however had a number of leases classified as operating leases as at 30 June 2019. Operating leases under IAS 17 are not capitalised and rental payments are included in the income statement on a straight-line basis over the lease term. Minimum lease payments under non-cancellable operating leases as at 30 June 2019 are disclosed above.

The effect of applying IFRS 16 has been disclosed in Note 25 ‘New and amended accounting standards’.

11. Intangible assets

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Net book value
At the beginning of the financial year	110	104	149
Additions	19	44	6
Amortisation for the year (1)	(32)	(38)	(37)
Impairment for the year (2)	(19)	—	(14)

At the end of the financial year	78	110	104

- Cost	248	305	298
- Accumulated depreciation and impairments	(170)	(195)	(194)

(1)	Included in income statement line item ‘Expenses excluding net finance costs’.
(2)	Refer to Note 12 ’Impairment of non-current assets’ for information on impairments.

BHP Petroleum Assets

Notes to the Financial Statements

Recognition and measurement

Where applicable, BHP Petroleum capitalises amounts paid for initial payments for the acquisition of identifiable intangible assets, such as software, licenses and initial payments for the acquisition of petroleum lease assets, where it is considered that they will contribute to future periods through revenue generation or reductions in cost. These assets, classified as finite life intangible assets, are carried in the balance sheet at the fair value of consideration paid less accumulated amortisation and impairment charges. Intangible assets with finite useful lives are amortised on a straight-line basis over their useful lives. The estimated useful lives are generally no greater than ten years.

Intangible assets primarily represent payments made for exploration leases, which have finite useful lives. Initial payments for the acquisition of intangible exploration lease assets are capitalised and amortised over the term of the permit. A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area. Capitalised costs are only carried forward to the extent that they are expected to be recovered through the successful exploitation of the area of interest or alternatively by its sale. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the income statement.

Key judgements and estimates

Assessment of impairment indicators requires management’s judgement. If a judgement is made that recovery of previously capitalised intangible petroleum lease assets is unlikely, the relevant amount will be charged to the income statement.

Determining the recoverable amount requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established.

Where indications of impairment exist for intangible assets, in the absence of quoted market prices, estimates are made regarding the present value of future post-tax cash flows. These estimates require management’s judgement and assumptions and are subject to risk and uncertainty that may be beyond the control of BHP Petroleum; hence there is a possibility that changes in circumstances will materially alter projections, which may impact the recoverable amount of assets at each reporting date. The estimates are made from the perspective of a market participant and includes prices, future production volumes operating costs, tax attributes and discount rates.

BHP Petroleum Assets

Notes to the Financial Statements

12. Impairment of non-current assets

As at 30 June 2021	Property, plant and equipment US$M	Intangibles US$M	Total US$M
Previously capitalised exploration and evaluation cost (1)	66	—	66
Abandoned/relinquished exploration leases (2)	—	19	19
Leasehold fit out and fittings (3)	42	—	42

Total impairment of non-current assets	108	19	127

As at 30 June 2020	Property, plant and equipment US$M	Intangibles US$M	Total US$M
Other	11	—	11

Total impairment of non-current assets	11	—	11

Unaudited As at 30 June 2019	Property, plant and equipment US$M	Intangibles US$M	Total US$M
Previously capitalised exploration and evaluation cost (1)	7	13	20
Abandoned/relinquished exploration leases (2)	—	1	1

Total impairment of non-current assets	7	14	21

(1)	Write-off of previously capitalised exploration and evaluation cost, following technical analysis of exploration results for various areas of interest.
(2)	Write-off of capitalised exploration costs, where no further exploration and evaluation work was planned, following technical review of exploration portfolio.
(3)	Write-off of leasehold fit out and fittings following restructuring, which resulted in a reduction in required office space.

For all impairments recognised in FY2021, FY2020 and FY2019, the recoverable amount of individual assets impaired was determined to be US$ nil following impairment review.

Recognition and measurement

Impairment tests for all assets are performed when there is an indication of impairment. If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is charged to the income statement so as to reduce the carrying amount in the balance sheet to its recoverable amount.

Where applicable, previously impaired assets are reviewed for possible reversal of previous impairment at each reporting date. Impairment reversal cannot exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised for the asset. There were no reversals of impairment in the current or prior periods presented.

How recoverable amount is calculated

The recoverable amount is the higher of an asset’s fair value less cost of disposal and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

BHP Petroleum Assets

Notes to the Financial Statements

Valuation methods

Fair value less cost of disposal (FVLCD)

FVLCD is an estimate of the amount that a market participant would pay for an asset, less the cost of disposal. FVLCD is generally determined using independent market assumptions to calculate the present value of the estimated future post-tax cash flows expected to arise from the continued use of the asset, including the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost and its eventual disposal where a market participant may take a consistent view. Cash flows are discounted using an appropriate post tax market discount rate to arrive at a net present value of the asset, which is compared against the asset’s carrying value. FVLCD may also take into consideration other market-based indicators of fair value.

Value in Use (VIU)

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal or closure. VIU is determined by applying assumptions specific to our continued use and cannot take into account future development. These assumptions are different to those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) to a FVLCD calculation.

Key judgements and estimates

Judgements: Assessment of indicators of impairment or impairment reversal require significant management judgement. Indicators of impairment may include changes in BHP Petroleum’s operating and economic assumptions, including those arising from changes in reserves, updates to the commodity supply, demand and price forecasts, or the possible additional impacts from emerging risks such as those related to climate change and the transition to a low carbon economy and pandemics similar to COVID-19.

Climate Change

BHP Petroleum operated for all periods presented as part of BHP Group. As such, BHP Petroleum does not have a stand-alone climate change strategy. Future changes to BHP Group’s climate change strategy, global decarbonisation signposts or physical risks to BHP Petroleum’s assets may impact BHP Petroleum significant judgements and key estimates and result in material changes to financial results and the carrying values of certain assets and liabilities in future reporting periods.

When considering asset impairment assessment of BHP Petroleum, future impacts related to climate change and the transition to a lower carbon economy may include:

•

demand for BHP Petroleum’s commodities decreasing, due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change, resulting in a proportion of reserves becoming incapable of extraction in an economically viable fashion

•	physical impacts related to acute risks resulting from increased severity of extreme weather events and those related to chronic risks resulting from longer-term changes in climate patterns.

Where sufficiently developed, the potential financial impacts on BHP Petroleum of climate change and the transition to a low carbon economy have been considered in the assessment of indicators of impairment, including:

•	BHP Group’s current assumptions relating to demand for commodities and carbon pricing, including their impact on BHP Group’s long-term price forecasts applied by BHP Petroleum

•	BHP Group’s operational emissions reduction strategy

BHP Petroleum Assets

Notes to the Financial Statements

COVID-19

The macroeconomic disruptions relating to COVID-19 and mitigating actions enforced by health authorities create uncertainty in BHP Petroleum’s operating and economic assumptions, including commodity prices, demand and supply volumes, operating costs and applied discount rates. However, given the long-lived nature of the majority of BHP Petroleum’s assets, COVID-19 did not, in isolation, result in the identification of indicators of impairment for BHP Petroleum’s asset values at 30 June 2021. Due to ongoing uncertainty as to the extent and duration of COVID-19 restrictions and the overall impact on economic activity, actual experience may materially differ from internal forecasts and may result in the reassessment of indicators of impairment for BHP Petroleum’s assets in future reporting periods.

Estimates: BHP Petroleum performs a recoverable amount determination for an asset when there is an indication of impairment or impairment reversal.

When the recoverable amount is measured by reference to FVLCD, in the absence of quoted market prices or binding sale agreement, estimates are made regarding the present value of future post-tax cash flows. These estimates are made from the perspective of a market participant and include prices, future production volumes, operating costs, capital expenditure, closure and rehabilitation costs, tax attributes, risking factors applied to cash flows and discount rates. Reserves and resources are included in the assessment of FVLCD to the extent that it is considered probable that a market participant would attribute value to them.

When recoverable amount is measured using VIU, estimates are made regarding the present value of future cash flows based on internal budgets and forecasts and life of asset plans. Key estimates are similar to those identified for FVLCD, although some assumptions and values may differ as they reflect the perspective of management rather than a market participant.

All estimates require management judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of BHP Petroleum; hence, there is a possibility that changes in circumstances will materially alter projections, which may impact the recoverable amount of assets at each reporting date.

The most significant estimates impacting BHP Petroleum’s recoverable amount determinations include:

Commodity prices

Commodity prices were based on BHP Petroleum’s latest internal forecasts which assume that short-term market prices will revert to BHP Petroleum’s assessment of long-term prices. These price forecasts reflect management’s long-term views of global supply and demand, built upon past experience of the commodity markets and are benchmarked with external sources of information such as analyst forecasts. Prices are adjusted based upon premiums or discounts applied to global price markers based on the location, nature and quality produced, or to take into account contracted prices.

Future production volumes

Estimated production volumes were based on detailed data and took into account development plans established by management as part of BHP Petroleum’s long-term planning process. When estimating FVLCD, assumptions reflect all reserves and resources that a market participant would consider when valuing assets, which in some cases are broader in scope than the reserves that would be used in a VIU test. In determining FVLCD, risk factors may be applied to reserves and resources which do not meet the criteria to be treated as proved.

BHP Petroleum Assets

Notes to the Financial Statements

Operating costs and capital expenditures

Operating costs and capital expenditures are generally based on internal budgets and forecasts and life of asset plans. Cost assumptions reflect management’s experience and expectations. In the case of FVLCD, cash flow projections include the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost where a market participant may take a consistent view. VIU does not take into account future development.

Discount rates

BHP Petroleum uses real post-tax discount rates applied to real post-tax cash flows. The discount rates are derived using BHP Group’s weighted average cost of capital methodology. Adjustments to the rates are made for any risks that are not reflected in the underlying cash flows.

13. Trade and other payables

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Trade payables external	641	491	625
Other payables	278	280	304

Total trade and other payables	919	771	929

14. Closure and rehabilitation provisions

A reconciliation of the changes in the closure and rehabilitation provisions is shown in the following table:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
At the beginning of the financial year	3,595	2,300	1,980
Capitalised amounts for operating sites:
Change in estimate	131	486	334
Impact of change in discount rate	—	775	—
Exchange translation	162	(24)	(42)
Adjustments charged/(credited) to the income statement for closed sites:
Change in estimate	17	19	(11)
Impact of change in discount rate	—	22	—
Exchange translation	10	(2)	(3)

BHP Petroleum Assets

Notes to the Financial Statements

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Other adjustments to the provision:
Amortisation of discounting impacting net finance costs	94	106	111
Acquisition of subsidiaries and operations	179	—	—
Divestment and demerger of subsidiaries and operations	(81)	—	—
Expenditure on closure and rehabilitation activities	(152)	(86)	(67)
Exchange variations impacting foreign currency translation reserve	2	(1)	(2)

At the end of the financial year	3,957	3,595	2,300

Comprising:
Current	141	162	205
Non-current	3,816	3,433	2,095

Operating sites	3,623	3,292	2,043
Closed sites	334	303	257

BHP Petroleum is required to rehabilitate sites and associated facilities at the end of, or in some cases, during the course of production, to a condition acceptable to the relevant authorities, as specified in license requirements and BHP Group’s environmental performance requirements as set out within the BHP Group Charter.

The key components of closure and rehabilitation activities are:

•	the removal of all unwanted infrastructure associated with an operation

•	the return of disturbed areas to a safe, stable, productive and self-sustaining condition, consistent with agreed end use

Recognition and measurement

Provisions for closure and rehabilitation are recognised by BHP Petroleum when:

•	it has a present legal or constructive obligation as a result of past events;

•	it is more likely than not that an outflow of resources will be required to settle the obligation;

•	the amount can be reliably estimated.

Initial recognition

Closure and rehabilitation provisions are initially recognised when an environmental disturbance first occurs. The individual site provisions are an estimate of the expected value of future cash flows required to rehabilitate the relevant site using current restoration standards and techniques and taking into account risks and uncertainties. Individual site provisions are discounted to their present value using currency specific discount rates aligned to the estimated timing of cash outflows.

When provisions for closure and rehabilitation are initially recognised, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation.

BHP Petroleum Assets

Notes to the Financial Statements

Subsequent measurement

The closure and rehabilitation asset, recognised within property, plant and equipment, is depreciated over the life of the operations. The value of the provision is progressively increased over time as the effect of discounting unwinds, resulting in an expense recognised in net finance costs.

The closure and rehabilitation provision is reviewed at each reporting date to assess if the estimate continues to reflect the best estimate of the obligation. If necessary, the provision is remeasured to account for factors, including:

•	revisions to estimated reserves, resources and lives of operations;

•	developments in technology;

•	regulatory requirements and environmental management strategies;

•	changes in the estimated extent and costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates, where applicable;

•	movements in interest rates affecting the discount rate applied.

Changes to the closure and rehabilitation estimate for operating sites are added to, or deducted from, the related asset and amortised on a prospective basis accordingly over the remaining life of the operation, generally applying the UoP method.

Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when incurred.

Closed sites

Where future economic benefits are no longer expected to be derived through operations, changes to the associated closure and remediation costs are charged to the income statement in the period identified.

Key estimates

The recognition and measurement of closure and rehabilitation provisions requires the use of significant estimates and assumptions, including, but not limited to:

•	the extent (due to legal or constructive obligations) of potential activities required for the removal of infrastructure and rehabilitation activities;

•	costs associated with future rehabilitation activities;

•	applicable discount rates;

•	the timing of cash flows and ultimate closure of operations.

The extent and cost of future rehabilitation activities may also be impacted by the potential physical impacts of climate change. In estimating the potential cost of closure activities, BHP Petroleum considers factors such as long-term weather outlooks, for example forecast changes in rainfall patterns and the cost of performing rehabilitation activities.

While progressive closure is performed across a number of operations, significant rehabilitation activities are generally undertaken at the end of the production life at the individual sites, the estimated timing of which is

BHP Petroleum Assets

Notes to the Financial Statements

informed by BHP Petroleum’s current assumptions relating to demand for commodities and their impact on BHP Petroleum’s long-term price forecasts. Remaining production lives range from 1-36 years with an average for all sites, weighted by current closure provision, of approximately 17 years. The discount rates applied to BHP Petroleum’s closure and rehabilitation provisions are determined by reference to the currency of the closure cash flows, the period over which the cash flows will be incurred and prevailing market interest rates (where available). The effect of prior year (FY2020) changes to discount rates was an increase of approximately US$797 million in the closure and rehabilitation provision. There were no changes to the discount in the current year or FY2019.

While the closure and rehabilitation provisions reflect management’s best estimates based on current knowledge and information, further studies and detailed analysis of the closure activities for individual assets will be performed as the assets near the end of their operational life and/or detailed closure plans are required to be submitted to relevant regulatory authorities. Such studies and analysis can impact the estimated costs of closure activities. Estimates can also be impacted by the emergence of new restoration techniques, changes in regulatory requirements for rehabilitation, risks relating to climate change and the transition to a low carbon economy and experience at other operations. These uncertainties may result in future actual expenditure differing from the amounts currently provided for in the balance sheet.

Sensitivity

A further 0.5 per cent decrease in the discount rates applied at 30 June 2021 would result in an increase to the closure and rehabilitation provision of approximately US$245 million, an increase in property, plant and equipment of approximately US$241 million in relation to operating sites and an income statement charge of approximately US$4 million in respect of closed sites. In addition, the change would result in an increase of approximately US$46 million in depreciation expense and a US$13 million reduction in net finance costs for the year ending 30 June 2022.

Given the long-lived nature of the majority of BHP Petroleum’s assets, closure activities are generally not expected to occur for a significant period of time. A one-year acceleration in forecast cash flows of BHP Petroleum’s closure and rehabilitation provisions, in isolation, would result in an increase to the provision of approximately US$53 million, an increase in property, plant and equipment of US$46 million in relation to operating sites and an income statement charge of US$7 million in respect of closed sites.

15. Other provisions

The disclosure below excludes closure and rehabilitation provisions (refer to Note 14 ‘Closure and rehabilitation provisions’), employee benefits, restructuring and post-retirement employee benefits provisions (refer to Note 18 ‘Employee benefits, restructuring and post-retirement employee benefits provisions’).

BHP Petroleum Assets

Notes to the Financial Statements

A reconciliation of changes in other provisions for other liabilities is shown in the following table:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
At the beginning of the financial year	168	259	229
Charge/(credit) for the year:
Disposals	(1)	—	30
Underlying	122	94	193
Discounting	1	3	10
Exchange variations	6	—	—
Released during the year	(7)	(43)	(69)
Utilisation	(57)	(85)	(138)
Transfers and other movements	1	(60)	4

At the end of the financial year	233	168	259
Comprising:
Current	137	145	137
Non-current	96	23	122

16. Contingent liabilities

BHP Petroleum’s total contingent liabilities for subsidiaries and joint operations as at 30 June 2021 is US$759 million (2020: US$687 million, 2019: US$713 million).

A contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by occurrence or non-occurrence of one or more uncertain future events not wholly within the control of BHP Petroleum. A contingent liability may also be a present obligation arising from past events but is not recognised on the basis that an outflow of economic resources to settle the obligation is not viewed as probable, or the amount of the obligation cannot be reliably measured.

When BHP Petroleum has a present obligation, an outflow of economic resources is assessed as probable and the obligation can be reliably measured, a provision is recognised. BHP Petroleum’s contingent liabilities primarily include possible obligations for litigation, uncertain tax and royalty matters, open regulatory audits and various other claims, for which the timing of resolution and potential economic outflow is uncertain. Obligations assessed as having probable future economic outflows capable of reliable measurement are provided at reporting date and matters assessed as having possible future economic outflows capable of reliable measurement are included in the total amount of contingent liabilities above.

Uncertain tax and royalty matters

BHP Petroleum is subject to a range of taxes and royalties across many jurisdictions, the application of which is uncertain in some regards. Changes in tax law, changes in interpretation of tax law, periodic challenges and disagreements with tax authorities and legal proceedings result in uncertainty of the outcome of the application of taxes and royalties to BHP Petroleum’s business. Areas of uncertainty at reporting date include the application of taxes and royalties to BHP Petroleum’s cross-border operations and transactions.

To the extent uncertain tax and royalty matters give rise to a contingent liability, an estimate of the potential liability is included within the above total, where it is capable of reliable measurement.

BHP Petroleum Assets

Notes to the Financial Statements

Open regulatory audits

Under contractual terms, BHP Petroleum is subject to regulatory and joint venture partner audit activity on a routine basis.

BHP Petroleum has included contingent liabilities for various periods remaining under audit with regulatory bodies; primarily related to cost recovery claimed by BHP Petroleum, as operator, under contractual terms.

To the extent that outcomes of audits remain uncertain, these may give rise to a contingent liability. An estimate of the potential outflow is included within the above total, where it is capable of reliable measurement.

BHP Petroleum has entered into various counterindemnities of bank and performance guarantees related to its own future performance, which are entered into in the normal course of business. The likelihood of these guarantees being called upon is considered remote.

17. Financial risk management

Capital Management

BHP Petroleum has operated for all periods presented as part of BHP Group, with capital of BHP Petroleum managed in accordance with BHP Group capital management strategies and priorities. BHP Group defines capital as the total equity of BHP Group. BHP Group seeks to maintain a strong balance sheet and deploys its capital with reference to BHP Group Capital Allocation Framework. BHP Group monitors capital using BHP Group’s net debt balance and BHP Group’s gearing ratio, being the ratio of net debt to net debt plus net assets. Capital is managed with the goal of maintaining levels of gearing designed to optimise the cost of capital and return on capital employed, while also growing the business consistently through project developments and acquisitions across BHP Group portfolio of assets.

BHP Petroleum’s strategy, as part of BHP Group, is to focus on upstream, large, long life, low cost and expandable assets. BHP Group and BHP Petroleum continually review its portfolio to identify assets that do not fit this strategy. BHP Group, together with BHP Petroleum, will invest capital in assets that fit its strategy.

Financial risks

BHP Petroleum has operated for all periods presented as part of BHP Group; with BHP Petroleum’s financial risks considered and managed by the BHP Group Financial Risk Management Committee (FRMC) under authority delegated by the BHP Group Chief Executive Officer.

Financial risk management strategy

The financial risks arising from BHP Petroleum’s operations are market risk, including risks associated with movements in interest rates, currency exchange rates and commodity prices, liquidity risk and credit risk. These risks arise in the normal course of business and BHP Petroleum manages its exposure to them in accordance with the BHP Group Portfolio Risk Management Strategy.

Primary responsibility for identification and control of financial risks rests with the BHP Group’s FRMC under authority delegated by the BHP Group Chief Executive Officer.

The FRMC reviews the effectiveness of internal controls related to commodity price risk, counterparty credit risk, financing risk, interest rate risk and insurance. The FRMC monitors the financial risk management policies and exposures and approves financial transactions within the scope of its authority.

BHP Petroleum Assets

Notes to the Financial Statements

BHP Petroleum’s risk exposure and responses

BHP Petroleum’s operations expose it to a variety of financial risks that include commodity price risk, liquidity risk, credit risk, currency risk and interest rate risk.

The individual risks along with the responses of BHP Petroleum are set out below.

Credit risk

Trade receivables generally have terms of less than 30 days. BHP Petroleum has no material concentration of credit risk with any single counterparty.

Refer to Note 6 ‘Trade and other receivables’ for details on BHP Petroleum’s credit risk.

Commodity price risk

BHP Petroleum is exposed to movements in the prices of the products that are sold as commodities on the market. While fluctuations occur in the market, it would take significant decreases over an extended period of time to have a material effect on results of operations.

Interest rate risk

BHP Petroleum is exposed to interest rate risk on its outstanding borrowings and short-term cash deposits from the possibility that changes in interest rate will affect future cash flows. BHP Petroleum does not have exposure to external facing debt—with all current debt funding provided by BHP Group entities.

The majority of BHP Petroleum’s debt is issued at London Interbank Offered Rate (LIBOR) interest rates. Based on the net debt position as at 30 June 2021, it is estimated that a one percentage point increase in the US LIBOR interest rate will decrease BHP Petroleum’s equity and profit after taxation by US$67 million (2020: decrease of US$98 million, 2019: decrease of US$112 million). This assumes the change in interest rates is effective from the beginning of the financial year and the net debt balances are constant over the year.

Interest rate benchmark reform

LIBOR and other benchmark interest rates are expected to be replaced by alternative risk-free rates (ARR) by the end of CY2021 as part of inter-bank offer rate (IBOR) reform. BHP Group has established a project to assess the implications of IBOR reform across BHP Group and to manage and execute the transition from current discontinuing IBORs rates to ARR, including updating policies, systems and processes.

BHP Petroleum has early adopted amendments to IFRS 9 ‘Financial Instruments’, IFRS 7 ‘Financial Instruments: Disclosures’ and IFRS 16 ‘Leases’ in relation to IBOR reform.

Currency risk

The US dollar is the predominant functional currency within BHP Petroleum and as a result, currency exposures arise from transactions and balances in currencies other than the US dollar. BHP Petroleum’s potential currency exposures comprise:

•	translational exposure in respect of non-functional currency monetary items

•	transactional exposure in respect of non-functional currency expenditure and revenues.

BHP Petroleum Assets

Notes to the Financial Statements

The following table shows the foreign currency risk arising from financial assets and liabilities, which are denominated in currencies other than the US dollar:

Net financial (liabilities)/assets—by currency of denomination	2021 US$M	2020 US$M	Unaudited 2019 US$M
Australian dollars	(95)	68	101
Other	37	6	15

Total	(58)	74	116

The principal non-functional currency exposure for BHP Petroleum is the Australian dollar. Based on BHP Petroleum’s net financial assets and liabilities as at 30 June 2021, a weakening of the US dollar against this currency (one cent strengthening in the Australian dollar), with all other variables held constant, would decrease BHP Petroleum’s equity and profit after taxation by US$1 million (2020: increase of US$1 million, 2019: increase of US$1 million).

Liquidity risk

BHP Petroleum’s liquidity risk arises from the possibility that it may not be able to settle or meet its obligations as they fall due. The risk is managed as part of BHP Group’s Portfolio Risk Management Strategy and within BHP Group’s overall Cash Flow at Risk (CFaR) limit.

The tables below summarise the timing of cash outflows relating to payables, including those to BHP Group entities and leases:

2021 US$M	Trade and other payables	Payables to BHP Group	Leases	Total
Due for payment:
Within 1 year	919	2,001	41	2,961
1 to 2 years	—	10,347	37	10,384
2 to 3 years	—	—	35	35
3 to 4 years	—	—	33	33
4 to 5 years	—	—	23	23
Above 5 years	—	—	133	133

Total	919	12,348	302	13,569

2020 US$M	Trade and other payables	Payables to BHP Group	Leases	Total
Due for payment:
Within 1 year	771	6,533	70	7,374
1 to 2 years	—	—	70	70
2 to 3 years	—	10,347	63	10,410
3 to 4 years	—	—	35	35
4 to 5 years	—	—	32	32
Above 5 years	—	—	156	156

Total	771	16,880	426	18,077

BHP Petroleum Assets

Notes to the Financial Statements

Unaudited 2019 US$M	Trade and other payables	Payables to BHP Group	Total
Due for payment:
Within 1 year	929	6,520	7,449
1 to 2 years	—	3,993	3,993
2 to 3 years	—	—	—
3 to 4 years	—	10,347	10,347
4 to 5 years	—	—	—
Above 5 years	—	—	—

Total	929	20,860	21,789

*	Refer to Note 25 ‘New and amended accounting standards and interpretations’.

Fair value measurement

All financial assets and financial liabilities are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate and subsequently carried at fair value or amortised cost. The financial assets and liabilities are presented by class in the tables below at their carrying values, which generally approximate to fair values.

	IFRS 13 Fair value hierarchy Level	IFRS 9 Classification	2021 US$M	2020 US$M	Unaudited 2019 US$M
Cash and cash equivalents		Amortised cost	776	325	1,398
Trade and other receivables		Amortised cost	1,065	785	873
Receivables from BHP Group		Amortised cost	5,526	12,424	15,871
Other financial assets (1)(2)	2,3	Fair value through profit or loss	51	93	70

Total financial assets			7,418	13,627	18,212

Trade and other payables		Amortised cost	919	771	929
Payables to BHP Group		Amortised cost	12,348	16,880	20,860
Other financial liabilities	3	Fair value through profit or loss	9	6	2
Interest bearing liabilities		Amortised cost	269	383	17

Total financial liabilities			13,545	18,040	21,808

(1)

Includes financial assets of US$51 million (2020: US$78 million, 2019: US$70 million) categorised as Level 3. Significant items are derivatives embedded in physical commodity purchase and sales contract and contingent consideration receivable.

(2)	Includes investment in debt security of $0 (2020: US$15 million, 2019: $0) categorised as Level 2.

BHP Petroleum uses fair value to measure certain of its assets and liabilities in the combined financial statements. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, that is, an exit price from the perspective of a market participant that holds the asset or owes the liability.

BHP Petroleum Assets

Notes to the Financial Statements

For financial assets and liabilities carried at fair value, BHP Petroleum uses the following to categorise the method used based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – Based on quoted process (unadjusted) in active markets for identical financial assets and liabilities

Level 2 – Based on inputs other than quoted prices included within Level 1 that are observable for financial asset or liability

Level 3 – Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling

If, at inception of a contract, the valuation cannot be supported by observable market data, any gain or loss determined by the valuation methodology is not recognised in the income statement but deferred on the balance sheet and is commonly known as ‘day-one gain or loss’. This deferred gain or loss is recognised in the income statement over the life of the contract until substantially all the remaining contract term can be valued using observable market data at which point any remaining deferred gain or loss is recognised in the income statement. Changes in valuation subsequent to the initial valuation at inception of a contract are recognised immediately in the income statement.

The carrying value of Other financial assets and Other financial liabilities includes an embedded derivative resulting from a physical commodity (gas) purchase and sale contract in Trinidad and Tobago. The carrying value of the embedded derivative at 30 June 2021 was a net liability of US$4 million (2020: net asset of US$26 million, 2019: net asset of US$23 million).

Within Other financial assets, BHP Petroleum has also recognised a receivable for contingent consideration of US$46 million for each reporting period. The contingent consideration asset was recognised on sale of an interest in the Scarborough gas project to Woodside Petroleum Limited in 2016. Where a positive final investment decision is made, a contingent payment of US$150 million will be payable to BHP Petroleum.

The valuation techniques used by BHP Petroleum to measure fair value include the use of internally developed methodologies and models that result in management’s best estimate of fair value. Inputs used in the valuation include, but are not limited to, future commodity prices, market discount rates and consideration of risks specific to the asset or liability being fair valued.

The following table presents the impact of activity for financial instruments classified as Level 3 in the fair value hierarchy as at 30 June 2021, 2020 and 2019:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Fair value at beginning of year	72	68	61
Gains/(losses) recognised in income statement:	(10)	29	22
Settlements	(20)	(25)	(15)

Net fair value at end of year	42	72	68

BHP Petroleum Assets

Notes to the Financial Statements

18. Employee benefits, restructuring and post-retirement employee benefits provisions

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Employee benefits provisions (1)	147	121	114
Restructuring provisions (2)	31	8	26
Post-retirement employee benefits provisions	248	253	246

Total provisions	426	382	386

Comprising:
Current	178	129	140
Non-current	248	253	246

(1)	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.
(2)	Total restructuring provisions include provisions for terminations.

2021 US$M	Employee benefits (1)	Restructuring (2)	Post- retirement employee benefits	Total
At the beginning of the financial year	121	8	253	382
Charge/(credit) for the year:
Underlying	144	29	20	193
Discounting	—	—	11	11
Net interest expense	—	—	(4)	(4)
Exchange variations	1	—	—	1
Released during the year	(18)	—	—	(18)
Remeasurement gains taken to retained earnings	—	—	(2)	(2)
Utilisation	(101)	(6)	(30)	(137)

At the end of the financial year	147	31	248	426

(1)	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.
(2)	Total restructuring provisions include provisions for terminations.

Recognition and measurement

Provisions are recognised by BHP Petroleum when:

•	there is a present legal or constructive obligation as a result of past events

•	it is more likely than not that a permanent outflow of resources will be required to settle the obligation

•	the amount can be reliably estimated and measured at the present value of management’s best estimate of the cash outflow required to settle the obligation at reporting date.

BHP Petroleum Assets

Notes to the Financial Statements

Provision	Description
Employee benefits

Liabilities for annual leave and any accumulating sick leave accrued up until the reporting date that are expected to be settled within 12 months are measured at the amounts expected to be paid when the liabilities are settled. To the extent uncertain tax and royalty matters give rise to a contingent liability, an estimate of the potential liability is included within the above total, where it is capable of reliable measurement.

Liabilities for long service leave are measured as the present value of estimated future payments for the services provided by employees up to the reporting date and disclosed within employee benefits.

Liabilities that are not expected to be settled within 12 months are discounted at the reporting date using market yields of high-quality corporate bonds or government bonds for countries where there is no deep market for corporate bonds. The rates used reflect the terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

In relation to industry-based long service leave funds, BHP Petroleum’s liability, including obligations for funding shortfalls, is determined after deducting the fair value of dedicated assets of such funds.

Liabilities for unpaid wages and salaries are recognised in other creditors.

Restructuring

Restructuring provisions are recognised when:

•   BHP Petroleum has a detailed formal plan identifying the business or part of the business concerned, the location and approximate number of employees affected, a detailed estimate of the associated costs and an appropriate timeline

•   the restructuring has either commenced or been publicly announced and can no longer be withdrawn. Payments falling due greater than 12 months after the reporting date are discounted to present value.

Post-retirement employee benefits

BHP Petroleum operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of BHP Petroleum and are administered by trustees or management boards.

Schemes/Obligations	Description
Defined contribution pension schemes and multi-employer pension schemes	For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by our employees, the pension charge is calculated on the basis of contributions payable. BHP Petroleum contributed US$42 million during the financial year (2020: US$37 million, 2019: US$68 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred.

BHP Petroleum Assets

Notes to the Financial Statements

Defined benefit pension schemes

For defined benefit pension schemes, the cost of providing pensions is charged to the income statement so as to recognise current and past service costs, net interest cost on the net defined benefit obligations/plan assets and the effect of any curtailments or settlements. Remeasurement gains and losses are recognised directly in equity. An asset or liability is consequently recognised in the balance sheet based on the present value of defined benefit obligations less the fair value of plan assets, except that any such asset cannot exceed the present value of expected refunds from and reductions in future contributions to the plan.

Defined benefit obligations are estimated by discounting expected future payments using market yields at the reporting date on high-quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows. BHP Petroleum has closed all defined benefit pension schemes to new entrants. Defined benefit pension schemes remain operating in Australia and the United States for existing members. Full actuarial valuations are prepared and updated annually to 30 June by local actuaries for all schemes. BHP Petroleum operates final salary schemes (that provide final salary benefits only), non-salary related schemes (that provide flat dollar benefits) and mixed benefit schemes (that consist of a final salary defined benefit portion and a defined contribution portion).

Defined benefit post-retirement medical schemes	BHP Petroleum operates a number of post-retirement medical schemes in the United States and certain BHP Group companies provide post-retirement medical benefits to qualifying retirees. In some cases, the benefits are provided through medical care schemes to which BHP Group, the employees, the retirees and covered family members contribute. Full actuarial valuations are prepared by local actuaries for all schemes. These schemes are recognised on the same basis as described for defined benefit pension schemes. All of the post-retirement medical schemes are unfunded.

Risk

BHP Petroleum defined benefit schemes/obligations expose BHP Petroleum to a number of risks, including asset value volatility, interest rate variations, inflation, longevity and medical expense inflation risk.

Recognising this, BHP Petroleum has adopted an approach of moving away from providing defined benefit pensions. The majority of BHP Petroleum’s sponsored defined benefit pension schemes have been closed to new entrants for many years. Existing benefit schemes and the terms of employee participation in these schemes are reviewed on a regular basis.

Actuarial assumptions

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

BHP Petroleum Assets

Notes to the Financial Statements

The material financial assumptions used to estimate the benefit obligations of the various plans are set out below. The assumptions are reviewed by management at the end of each year and are used to evaluate the accrued benefit obligation at 30 June and pension expense for the following year.

	Defined benefit pension schemes			Defined benefit post- retirement medical schemes
	2021	2020	Unaudited 2019	2021	2020	Unaudited 2019
Key assumptions used to determine benefit obligation:
Discount rate	3.09%	2.51%	3.47%	2.56%	2.40%	3.27%
Post-retirement health care trend rate—initial	—	—	—	4.22%	4.41%	4.52%
Post-retirement health care trend rate—ultimate	—	—	—	4.03%	4.06%	4.08%

Key assumptions used to determine benefit expense:
Discount rate	2.51%	3.48%	4.11%	2.40%	3.27%	4.00%
Post-retirement health care trend rate—initial	—	—	—	4.41%	4.52%	4.84%
Post-retirement health care trend rate—ultimate	—	—	—	4.06%	4.08%	4.11%

In addition to the financial assumptions, we regularly review the demographic and mortality assumptions. The mortality assumptions reflect best practice in the countries in which we provide pensions and have been chosen with regard to applicable published tables adjusted where appropriate to reflect the experience of BHP Petroleum and an extrapolation of past longevity improvements into the future.

BHP Petroleum’s most substantial pension liabilities are in the US where mortality assumptions applied are as follows:

	2021	2020	Unaudited 2019
Life Expectancy of a Male aged 65 now	21.561	21.451	21.386
Life Expectancy of a Male aged 65 in 15 years	22.458	22.358	22.303
Life Expectancy of a Female aged 65 now	23.285	23.197	23.137
Life Expectancy of a Female aged 65 in 15 years	24.116	23.379	23.984

Fund assets

BHP Petroleum follows a coordinated strategy for the funding and investment of its defined benefit pension schemes (subject to meeting all local requirements). BHP Petroleum aims for the value of defined benefit pension scheme assets to be maintained at close to the value of the corresponding benefit obligations, allowing for some short-term volatility. Scheme assets are invested in a diversified range of asset classes, predominantly comprising bonds and equities.

BHP Petroleum aims to progressively shift defined benefit pension scheme assets towards investments that match the anticipated profile of the benefit obligations, as funding levels improve, and benefit obligations mature. Over time, this is expected to result in a further reduction in the total exposure of pension scheme assets to equity markets. For pension schemes that pay lifetime benefits, BHP Petroleum may consider and support the purchase of annuities to back these benefit obligations if it is commercially sensible to do so.

BHP Petroleum Assets

Notes to the Financial Statements

Net liability recognised in the Consolidated Balance Sheet

The net liability recognised in the Consolidated Balance Sheet is as follows:

	Defined benefit pension schemes/post- employment obligations			Post-retirement medical schemes
	2021 US$M	2020 US$M	Unaudited 2019 US$M	2021 US$M	2020 US$M	Unaudited 2019 US$M
Present value of funded defined benefit obligation	163	172	172	—	—	—
Present value of unfunded defined benefit obligation	111	97	104	154	166	154
Fair value of defined benefit scheme assets	(180)	(182)	(184)	—	—	—

Scheme deficit	94	87	92	154	166	154

Unrecognised surplus	—	—	—	—	—	—
Unrecognised past service credits	—	—	—	—	—	—
Adjustment for employer contributions tax	—	—	—	—	—	—

Net liability recognised in the Consolidated Balance Sheet	94	87	92	154	166	154

BHP Petroleum has no legal obligation to settle these liabilities with any immediate contributions or additional one-off contributions. BHP Petroleum intends to continue to contribute to each defined benefit pension and post-retirement medical scheme in accordance with the latest recommendations of each scheme actuary.

Employee share ownership plans

Awards, in the form of the right to receive ordinary shares in either BHP Group Limited or BHP Group Plc, have been granted under the following employee share ownership plans: Cash and Deferred Plan (CDP), Short-Term Incentive Plan (STIP), Long-Term Incentive Plan (LTIP), Management Award Plan (MAP), Transitional and Commencement Key Management Personnel awards and the all-employee share plan, Shareplus.

Some awards are eligible to receive a cash payment, or the equivalent value in shares, equal to the dividend amount that would have been earned on the underlying shares awarded to those participants (the Dividend Equivalent Payment, or DEP). The DEP is provided to the participants once the underlying shares are allocated or transferred to them. Awards under the plans do not confer any rights to participate in a share issue; however, there is discretion under each of the plans to adjust the awards in response to a variation in the share capital of BHP Group Limited or BHP Group Plc.

Employee share awards pre-tax expense is US$36 million (2020: US$39 million, 2019: US$45 million).

BHP Petroleum Assets

Notes to the Financial Statements

Fair value and assumptions in the calculation of fair value for awards issued

2021	Closing number of shares at the end of the financial year	Weighted average fair value of awards granted during the year US$	Risk-free interest rate	Estimated life of awards	Share price at grant date	Estimated volatility of share price	Dividend yield
BHP Group Limited
CDP awards	50,980	25.28	n/a	2 and 5 years	A$35.90	n/a	n/a
STIP awards	6,628	25.28	n/a	2 years	A$35.90	n/a	n/a
LTIP awards (1)	328,709	14.68	0.25%	5 years	A$35.90/A$33.81/ A$38.56	28.0%	n/a
MAP awards (2)	3,867,213	22.88	n/a	1-5 years	A$38.36/A$36.91/ A$35.90/A$45.88	n/a	4.90%
Shareplus	333,738	28.35	0.21%	3 years	A$30.19	n/a	5.59%

BHP Group Plc
Shareplus	481	15.32	0.12%	3 years	£12.11	n/a	6.40%

(1)	Includes LTIP awards granted on 20 October 2020, 2 November 2020 and 1 December 2020.
(2)	Includes MAP awards granted on 21 August 2020, 24 September 2020, 20 October 2020 and 7 April 2021.

Recognition and measurement

The fair value at grant date of equity-settled share awards is charged to the income statement over the period for which the benefits of employee services are expected to be derived. The fair values of awards granted were estimated using a Monte Carlo simulation methodology and Black-Scholes option pricing technique and consider the following factors:

•	exercise price

•	expected life of the award

•	current market price of the underlying shares

•	expected volatility using an analysis of historic volatility over different rolling periods. For the LTIP, it is calculated for all sector comparators and the published MSCI World index

•	expected dividends

•	risk-free interest rate, which is an applicable government bond rate

•	market-based performance hurdles

•	non-vesting conditions

Where awards are forfeited because non-market-based vesting conditions are not satisfied, the expense previously recognised is proportionately reversed.

BHP Petroleum Assets

Notes to the Financial Statements

The tax effect of awards granted is recognised in income tax expense, except to the extent that the total tax deductions are expected to exceed the cumulative remuneration expense. In this situation, the excess of the associated current or deferred tax is recognised in equity and forms part of the employee share awards reserve. The fair value of awards as presented in the tables above represents the fair value at grant date.

In respect of employee share awards, BHP Group utilises the Billiton Employee Share Ownership Trust and the BHP Billiton Limited Employee Equity Trust. The trustees of these trusts are independent companies, resident in Jersey. The trusts use funds provided by BHP Group to acquire ordinary shares to enable awards to be made or satisfied. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. These entities are outside BHP Petroleum boundary and are not included as part of BHP Petroleum’s combined financial statements.

19. Subsidiaries

BHP Petroleum’s financial statements include the combination of subsidiaries as described in Note 1 ‘Organisation and summary of significant accounting policies’.

Significant subsidiaries are those with the most significant contribution to BHP Petroleum’s net profit or net assets. BHP Petroleum’s interest in significant subsidiaries’ results is listed in the table below:

Significant subsidiaries	Country of incorporation
BHP (Trinidad-3A) Ltd	Trinidad and Tobago
BHP Billiton (Trinidad-2C) Ltd.	Canada
BHP Petroleum (Australia) Pty Ltd	Australia
BHP Billiton Petroleum (Deepwater) Inc.	US
BHP Petroleum (International Exploration) Pty Ltd	Australia
BHP Petroleum (Bass Strait) Pty Ltd	Australia
BHP Petroleum (North West Shelf) Pty Ltd	Australia

BHP Petroleum’s interest in these significant subsidiaries in FY2021, FY2020 and FY2019 was 100 per cent and the principal activity of each significant subsidiary was primarily hydrocarbon exploration and production.

20. Interests in joint operations

Significant joint operations of BHP Petroleum are those with the most significant contributions to its net profit or net assets. BHP Petroleum’s interest in the significant joint operations, whose principal activities are primarily hydrocarbon production, results are listed in the table below.

Significant joint operations	Country of operation	Principal activity	2021%	2020%	2019%
Atlantis	US	Hydrocarbon production	44	44	44
Bass Strait	Australia	Hydrocarbon production	50	50	50
Macedon (1)	Australia	Hydrocarbon production	71	71	71
Mad Dog	US	Hydrocarbon production	24	24	24
North West Shelf	Australia	Hydrocarbon production	12.5-16.67	12.5-16.67	12.5-16.67
Pyrenees (1)	Australia	Hydrocarbon production	40-71.43	40-71.43	40-71.43
ROD Integrated Development (2)	Algeria	Hydrocarbon production	29	30	30
Shenzi (3)	US	Hydrocarbon production	72	44	44
Trinidad and Tobago (1)(4)	Trinidad and Tobago	Hydrocarbon production	45-68.46	45-68.46	45-68.46

BHP Petroleum Assets

Notes to the Financial Statements

(1)

While BHP Petroleum may hold a greater than 50 per cent interest in these joint operations, all the participants in these joint operations approve the operating and capital budgets and therefore Carve-Out Entity has joint control over the relevant activities of these arrangements.

(2)	BHP Petroleum’s interest reflects the working interest and may vary year-on-year based on BHP Petroleum’s effective interest in producing wells.
(3)	Relates to BHP Petroleum’s acquisition of an additional 28 per cent working interest in Shenzi.
(4)	Trinidad and Tobago joint operations include Greater Angostura and Ruby.

Shenzi Acquisition

In November 2020, BHP Petroleum finalised a membership interest purchase and sale agreement to acquire an additional 28 per cent working interest in Shenzi. The transaction was completed on 6 November 2020 for a purchase price of US$480 million after customary post-closing adjustments. Shenzi continues to be accounted for as a joint operation because BHP Petroleum continues to have joint decision-making rights with the other joint venture partner.

The assets and liabilities related to the acquired interests have been accounted for in line with the principles of IFRS 3 ‘Business Combinations’ with no remeasurement of BHP Petroleum’s previous interest. The acquisition resulted in increases to property, plant and equipment of US$642 million, inventory of US$17 million and closure and rehabilitation liabilities of US$179 million. Fair value of the identifiable assets and liabilities approximate the consideration paid and therefore no goodwill or bargain purchase gain has been recognised for the acquisition. The acquisition of an additional 28 per cent working interest in Shenzi since November 2020 contributed US$136 million of revenue and US$48 million to profit before tax of BHP Petroleum in FY2021. If the acquisition had taken place at the beginning of the financial year, revenue for BHP Petroleum would have been US$3,952 million and loss before tax for BHP Petroleum would have been US$183 million.

BHP Petroleum’s share of assets held in joint operations subject to significant restrictions are as follows:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Current assets	866	804	751
Non-current assets	12,255	11,516	10,943

Total assets (1)	13,121	12,320	11,694

(1)

While BHP Petroleum is unrestricted in its ability to sell a share of its interest in these joint operations, it does not have the right to sell individual assets that are used in these joint operations without the unanimous consent of the other participants. The assets in these joint operations are also restricted to the extent that they are only available to be used by the joint operation itself and not by other operations of BHP Petroleum.

BHP Petroleum Assets

Notes to the Financial Statements

21. Investments in associates

Ownership interest for BHP Petroleum’s investments in associates, which are operated in the US, are listed in the table below:

Associates	Principal activity	Reporting date	Ownership interest % (1)
Caesar Oil Pipeline Company LLC (COP)	Hydrocarbons transportation	31 December	25
Cleopatra Gas Gathering Company LLC (CGG)	Hydrocarbons transportation	31 December	22
Marine Well Containment Company LLC (MWCC)	Oil spill services	31 December	10

(1)	Reflects BHP Petroleum’s ownership interest at 30 June 2021, 2020 and 2019.

BHP Petroleum is restricted in its ability to make dividend payments from its investments in associates as any such payments require the approval of all investors in the associates. There has been no change in BHP Petroleum’s ownership interest in the associates for any of the reporting periods covered by these combined financial statements. When the annual financial reporting date is different to BHP Petroleum’s, financial information is obtained as at 30 June in order to report on an annual basis consistent with BHP Petroleum’s reporting date.

The movement for the year in BHP Petroleum’s net investments in associates is as follows:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
At the beginning of the financial year	245	239	249
Loss from investments in associates	(6)	(4)	(2)
Investment in associates	25	22	6
Dividends received from associates	(11)	(12)	(14)

At the end of the financial year	253	245	239

BHP Petroleum Assets

Notes to the Financial Statements

The following table summarises the financial information relating to each of BHP Petroleum’s significant equity accounted investments:

	COP			CGG			MWCC
	2021 US$’000	2020 US$’000	Unaudited 2019 US$’000	2021 US$’000	2020 US$’000	Unaudited 2019 US$’000	2021 US$’000	2020 US$’000	Unaudited 2019 US$’000
Current assets	7,873	10,090	8,758	7,102	6,414	6,076	25,145	22,147	16,935
Non-current assets	199,335	202,082	212,006	206,496	211,909	223,265	1,565,938	1,619,219	1,545,412
Current liabilities	(1,262)	(2,344)	(479)	(198)	(174)	(187)	(14,414)	(16,938)	(28,992)
Non-current liabilities	—	—	(7,512)	—	—	(5,944)	(273,446)	(262,143)	(153,890)

Net Assets	205,946	209,828	212,773	213,400	218,149	223,210	1,303,223	1,362,285	1,379,465

Net assets – Company share	51,486	52,457	53,193	46,948	47,993	49,106	130,322	136,229	137,947
Adjustments for difference between US GAAP and IFRS	(1,493)	(536)	(252)	(1,046)	(286)	(117)	26,748	9,536	(1,049)
Carrying amount of investment	49,993	51,921	52,941	45,902	47,707	48,989	157,070	145,765	136,898
Revenue – 100%	36,028	40,988	46,897	18,048	21,178	25,827	41,042	54,204	63,441
Profit/(loss) – 100%	22,691	28,288	35,264	6,694	12,271	22,028	(135,877)	(135,600)	(154,883)
Profit/(loss) – Company share	5,673	7,072	8,816	1,473	2,700	4,846	(13,588)	(13,560)	(15,488)
Dividends received	7,600	8,093	8,950	3,278	3,982	4,906	—	—	—
Contributions	—	—	—	—	—	—	24,893	22,427	5,382

22. Related party transactions

BHP Petroleum has a related party relationship with key management personnel, equity accounted investments (see Note 21 ‘Investments in associates’) and entities under common control of BHP Group.

Transactions with key management personnel

Key management personnel includes roles which have the authority and responsibility for planning, directing and controlling the activities of BHP Petroleum. The compensation for key management personnel for the years ended 30 June 2021, 2020 and 2019 are as follows:

	2021 US$	2020 US$	Unaudited 2019 US$
Short-term employee benefits	6,679,429	8,526,547	10,086,495
Post-employment benefits	701,596	1,009,198	1,116,154
Share-based payments	2,492,766	3,511,720	4,259,619

Total	9,873,791	13,047,465	15,462,268

BHP Petroleum Assets

Notes to the Financial Statements

Transactions with equity accounted investments

The following transactions took place during the year with equity accounted investments:

	2021 US$M	2020 US$M	Unaudited 2019 US$M
Purchases of goods/services	16	20	23
Dividends received	11	12	14

Outstanding balances with related parties

	Equity Accounted Investments			BHP Group Entities
	2021 US$M	2020 US$M	Unaudited 2019 US$M	2021 US$M	2020 US$M	Unaudited 2019 US$M
Amounts payable to BHP Group	—	—	—	12,348	16,880	20,860
Trade amounts owing from related parties	2	1	2	—	—	—
Amounts receivable from BHP Group	—	—	—	5,526	12,424	15,871

BHP Petroleum has a financing arrangement with BHP Group for short-term cash management. As at 30 June 2021 amount receivable from BHP Group related to these financing arrangements was US$5,526 million (2020: US$12,424 million, 2019: US$ 15,871 million). These amounts are included in receivables from BHP Group on the balance sheet. As at 30 June 2021 amounts payable to BHP Group related to this was US$2,001 million (2020: US$2,540 million, 2019: US$3,520 million).

BHP Petroleum also entered into long-term debt agreements with BHP Group to finance its projects. The current portion of the long-term debt is recorded on the balance sheet under current liabilities in Payables to BHP Group. The current portion of long-term debt as at 30 June 2021 was $0 (2020: US$3,993 million, 2019: US$3,000 million). The non-current portion of the long-term debt is recorded on the balance sheet under non-current liabilities in Payables to BHP Group. The non-current portion of long-term debt as at 30 June 2021 was US$ 10,347 million (2020: US$ 10,347 million, 2019: US$ 14,340 million). Interest expense related to the long-term debt is recorded in Finance expense in the income statement. Interest expense related to the long-term debt for the year ended 30 June 2021 was US$267 million (2020:US$622 million, 2019:US$822 million). The long-term debt agreements with BHP Group are entered at 3-month USD LIBOR plus margin. The margin ranges between 1.3 per cent and 1.8 per cent. The long-term debt agreements have a maturity date between November 2022 and December 2022.

There are no expected credit losses related to balances from related parties at 30 June 2021, 2020 and 2019.

BHP Petroleum has entered various performance and corporate guarantees with certain BHP Group entities in the normal course of business. At 30 June 2021, BHP Petroleum had outstanding guarantees as follows:

Guarantees provided by BHP Petroleum:

•	corporate guarantee given to financial institutions that manage future trades in order to hedge oil and gas production with maximum exposure of US$1 million

BHP Petroleum Assets

Notes to the Financial Statements

Guarantees received by BHP Petroleum:

•	corporate guarantee received for regulatory requirements for drilling in the amount of US$20 million

•	corporate guarantee received for exploration licenses in the amount of US$232 million

•	corporate guarantee received for Outer Continental Shelf Right of Way Grant Bond in the amount of US$3.3 million

•	corporate guarantee received for plugging and abandonment of well in the amount of US$12 million

The likelihood of these performance and corporate guarantees being called upon is considered remote.

23. Significant entities of BHP Petroleum

As disclosed in Note 1 ‘Organisation and summary of significant accounting policies’ the combined financial statements include financial information that is limited to the legal entities carved out from BHP Group Limited. A listing of subsidiaries of BHP Petroleum, included as part of the Proposed Transaction boundary are detailed below. For subsidiaries and joint operations that most significantly contribute to BHP Petroleum’s net profit and net assets refer to Note 19 ‘Subsidiaries’, Note 20 ‘Interest in joint operations’.

Wholly owned subsidiaries

Country of Incorporation Australia
Registered office address 125 St Georges Terrace, Perth, WA 6000, Australia
Company Name
BHP Billiton Petroleum Holdings LLC
BHP Petroleum (Australia) Pty Ltd
BHP Petroleum (Bass Strait) Pty Ltd
BHP Petroleum (International Exploration) Pty Ltd
BHP Petroleum (North West Shelf) Pty Ltd
BHP Petroleum Investments (Great Britain) Pty Ltd
BHP Petroleum Pty Ltd

Bermuda
Victoria Place, 31 Victoria Street, Hamilton, HM 10, Bermuda
BHP Petroleum (Tankers) Limited

Canada
4500 Bankers Hall East, 855-2nd Street S.W., Calgary, Alberta, T2P 4K7, Canada
BHP Billiton (Trinidad-2C) Ltd.

Canada
1741 Lower Water Street, Suite 600, Halifax NS B3J 0J2, Canada
BHP Petroleum (New Ventures) Corporation

Saint Lucia
Pointe Seraphine, Castries, St Lucia
BHP (Trinidad) Holdings Ltd.

BHP Petroleum Assets

Notes to the Financial Statements

Trinidad
Invaders Bay Tower, Invaders Bay, off Audrey Jeffers Highway, Port of Spain, Trinidad, Trinidad and Tobago
BHP (Trinidad-3A) Ltd

United Kingdom
Nova South, 160 Victoria Street, London, England, SW1E 5LB, United Kingdom
BHP Petroleum (Trinidad Block 23A) Limited
BHP Petroleum (Trinidad Block 28) Limited
BHP Petroleum (Mexico) Limited
BHP Petroleum (Carlisle Bay)
BHP Petroleum (Egypt) Limited
BHP Billiton Petroleum Limited

United States
Suite B, 1675 South State Street, Dover, DE, 19901, United States of America
BHP Billiton Petroleum Holdings LLC
BHP Resources Inc.
BHP Billiton Petroleum (Americas) Inc.
BHP Billiton Petroleum (GOM) Inc.
Hamilton Brothers Petroleum Corporation
Hamilton Oil Company Inc.
BHP Billiton Bolivianna de Petroleo Inc.
BHP Petroleum (Arkansas Holdings) LLC
BHP Petroleum (Foreign Exploration Holdings) LLC
BHP Petroleum (North America) LLC
BHP Holdings (Resources) Inc
BHP Billiton Marketing Inc.
Broken Hill Proprietary (USA) Inc
BHP Billiton Petroleum (Deepwater) Inc.
BHP Petroleum (Mexico Holdings) LLC
BHP Petroleum (Trinidad Block 3) Limited
BHP Petroleum (Trinidad Block 6) Limited
BHP Petroleum (Trinidad Block 14) Limited
BHP Billiton Petroleum (Trinidad Block 23B) Limited
BHP Petroleum (Trinidad Block 29) Limited
BHP Billiton Petroleum (South Africa 3B/4B) Limited
BHP Petroleum (Trinidad Block 5) Limited
BHP Billiton Petroleum (Trinidad Block 7) Limited

United States
1188 Bishop Street, Suite 2212, Honolulu, HI 96813, United States of America
BHP Hawaii Inc.

BHP Petroleum Assets

Notes to the Financial Statements

Subsidiaries where effective interest is less than 100%

Country of Incorporation Brazil
Registered office address Avenida Rio Branco, No. 110, room 901, Centro, Rio de Janeiro, 20040-001, Brazil

Company Name
BHP Billiton Brasil Investimentos de Petróleo Ltda.
BHP Billiton Brasil Exploração e Produção de Petróleo Limitada

Mexico
Av. Ejercito Nacional #769, Torre B, Piso 3, Colonia Granada, Alcadia Miguel Hidalgo, Ciudad de Mexico, 11520, Mexico
Perdido Mexico Pipeline Holdings, S.A. de C.V.
Perdido Mexico Pipeline, S. de R.L. de C.V.
BHP Billiton Petróleo Holdings de México, S. de R.L. de C.V.
BHP Billiton Petróleo Servicios Administrativos, S. de R.L. de C.V.
Operaciones Conjuntas, S. de R.L. de C.V.
BHP Billiton Petróleo Servicios de México, S. de R.L. de C.V.
BHP Billiton Petróleo Operaciones de México, S. de R.L. de C.V.

United States
Suite B, 1675 South State Street, Dover, DE, 19901, United States of America
BHP Billiton Petroleum Holdings (USA) Inc.

Joint Operations

Australia
Registered office address Level 16, Alluvion Building, 58 Mounts Bay Road, Perth, WA 6000, Australia
Company Name
North West Shelf Liaison Company Pty Ltd
North West Shelf Shipping Service Company Pty Ltd
North West Shelf Gas Pty Limited
North West Shelf Lifting Coordinator Pty Ltd
China Administration Company Pty Ltd

Associates

United States
Registered office address 1209 Orange Street, Wilmington, DE, 19801, United States of America
Company Name
Caesar Oil Pipeline Company LLC
Cleopatra Gas Gathering Company LLC

United States
9807 Katy Freeway, Suite 1200, Houston, TX, 77024, United States of America
Marine Well Containment Company LLC

BHP Petroleum Assets

Notes to the Financial Statements

24. Discontinued operations (Onshore US assets)

On 28 September 2018, BHP Petroleum completed the sale of 100 per cent of the issued share capital of BHP Billiton Petroleum (Arkansas) Inc. and 100 per cent of the membership interests in BHP Billiton Petroleum (Fayetteville) LLC, which held the Fayetteville assets, for a gross cash consideration of US$0.3 billion.

On 31 October 2018, BHP Petroleum completed the sale of 100 per cent of the issued share capital of Petrohawk Energy Corporation, the subsidiary which held the Eagle Ford (being Black Hawk and Hawkville), Haynesville and Permian assets, for a gross cash consideration of US$10.3 billion (net of preliminary customary completion adjustments of US$0.2 billion). Results from the Onshore US assets are disclosed as Discontinued operations.

While the effective date at which the right to economic profits transferred to the purchasers was 1 July 2018, BHP Petroleum continued to control the Onshore US assets until the completion dates of their respective transactions. As such BHP Petroleum continued to recognise its share of revenue, expenses, net finance costs and associated income tax expense related to the operation until the completion date. In addition, BHP Petroleum provided transitional services to the buyer, which ceased in July 2019.

The completion adjustments included a reduction in sale proceeds, based on the operating cash generated and retained by BHP Petroleum in the period prior to completion, in order to transfer the economic profits from 1 July 2018 to completion date to the buyers. Therefore, the pre-tax profit from operating the assets is largely offset by a pre-tax loss on disposal. Accordingly, the net loss from discontinued operations predominantly relates to incremental costs arising as a consequence of the divestment, including restructuring costs and provisions for surplus office accommodation and tax expenses largely triggered by the completion of the transactions.

The contribution of Discontinued operations included within BHP Petroleum’s profit and cash flows are detailed below:

Income statement – Discontinued operations

Unaudited 2019 US$M
Revenue	851
Other income	94
Expenses excluding net finance costs	(729)

Profit/(loss) from operations	216

Financial expenses	(8)

Net finance costs	(8)

Profit/(loss) before taxation	208

Income tax (expense)/benefit	(33)

Profit/(loss) after taxation from operating activities	175

Net loss on disposal	(510)

Loss after taxation	(335)

Attributable to non-controlling interests	7
Attributable to BHP Petroleum	(342)

BHP Petroleum Assets

Notes to the Financial Statements

The total comprehensive income attributable to BHP Petroleum from Discontinued operations was a loss of US$342 million in 2019.

Cash flows from Discontinued operations

Unaudited 2019 US$M
Net operating cash flows	474
Net investing cash flows (1)	(443)
Net financing cash flows (2)	(13)

Net increase/(decrease) in cash and cash equivalents from Discontinued operations	18

Net proceeds received from the sale of Onshore US	10,531
Less Cash and cash equivalents	(104)

Proceeds from divestment of Onshore US, net of its cash	10,427

Total cash impact	10,445

(1)	Includes purchases of property, plant and equipment of US$443 million.
(2)	Includes net repayment of interest bearing liabilities of US$6 million and dividends paid to non-controlling interests of US$7 million.

BHP Petroleum Assets

Notes to the Financial Statements

Net loss on disposal of Discontinued operations

Details of the net loss on disposal is presented below:

Unaudited 2019 US$M
Assets
Cash and cash equivalents	104
Trade and other receivables	562
Other financial assets	31
Inventories	34
Property, plant and equipment	10,998
Intangible assets	667

Total assets	12,396

Liabilities
Trade and other payables	794
Provisions	491

Total liabilities	1,285

Net assets	11,111

Less non-controlling interest share of net assets disposed	(168)
BHP Petroleum’s of net assets disposed	10,943

Gross consideration	10,555
Less transaction costs	(54)
Income tax expense	(68)

Net loss on disposal	(510)

25. New and amended accounting standards and interpretations

BHP Petroleum adopted IFRS 16 ‘Leases’ (IFRS 16) in BHP Petroleum’s Financial Statements from 1 July 2019. The adoption of other new or amended accounting standards or interpretations applicable from 1 July 2019, including IFRIC 23 ‘Uncertainty over Income Tax Treatment’, did not have a significant impact on BHP Petroleum’s Financial Statements.

BHP Petroleum has also early adopted amendments to IFRS 9 ‘Financial Instruments’ (IFRS 9) and IFRS 7 ‘Financial Instruments: Disclosures’ (IFRS 7) in relation to Interest Rate Benchmark Reform.

IFRS 16 Leases

IFRS 16 replaces IAS 17 ‘Leases’ (IAS 17) including associated interpretative guidance and covers the recognition, measurement, presentation and disclosures of leases in the Financial Statements of both lessees and lessors.

Transition impact

IFRS 16 became effective for BHP Petroleum from 1 July 2019 and BHP Petroleum elected to apply the modified retrospective transition approach, with no restatement of comparative financial information. For existing finance leases, the right-of-use asset and lease liability on transition was the IAS 17 carrying amounts as at 30 June 2019. BHP Petroleum did not recognise any finance leases as at 30 June 2019.

BHP Petroleum Assets

Notes to the Financial Statements

As allowed by IFRS 16, BHP Petroleum has elected:

•	except for existing finance leases, to measure the right-of-use asset on transition at an amount equal to the lease liability (as adjusted for prepaid or accrued lease payments);

•	not to recognise low-value or short-term leases on the balance sheet;

•	to only recognise, within the lease liability, the lease component of contracts that include non-lease components and other services;

•	to adjust the carrying amount of right-of-use assets on transition for related onerous lease provisions that were recognised on BHP Petroleum balance sheet as at 30 June 2019.

Adoption of IFRS 16 resulted in an increase in interest bearing liabilities of US$438 million, right-of-use assets of US$361 million and net adjustments to other assets and liabilities of US$36 million at 1 July 2019. The weighted average incremental borrowing rate applied to BHP Petroleum’s additional lease liabilities at 1 July 2019 was 2.3 per cent taking into account the currency, tenor and location of each lease.

The following table provides a reconciliation of the operating lease commitments disclosed as at 30 June 2019 the total lease liability recognised at 1 July 2019:

Unaudited US$M
Operating lease commitments as at 30 June 2019	402
Add: Leases which did not meet the definition of a lease under IAS 17	1
Add: Cost of reasonably certain extension options (discounted)	91
Less: Components excluded from lease liability (undiscounted)	(5)
Less: Effect of discounting	(51)

Total additional lease liabilities recognised at 1 July 2019	438

BHP Petroleum’s activities as a lessor are not material and hence there is no significant impact on the Financial Statements on adoption of IFRS 16.

26. Subsequent events

In November 2021, BHP Group Limited (BHP) and Woodside Petroleum Ltd (Woodside) signed a binding share sale agreement for the merger of BHP’s oil and gas portfolio with Woodside. Woodside will acquire the entire share capital of BHP Petroleum International Pty Ltd in exchange for new Woodside shares. The merger is expected to be completed during the first half of calendar year 2022.

In November 2021, the BHP Group approved US$1.5 billion in capital expenditure for development of the Scarborough upstream project located in the North Carnarvon Basin, Western Australia. A final investment decision has also been made by Woodside which has triggered a US$150 million payment to BHP Petroleum (North West Shelf) Pty Ltd (a wholly owned subsidiary of BHP Petroleum) by Woodside, in accordance with the terms of the 2016 divestment of BHP’s 25 per cent Scarborough Joint Venture interest to Woodside.

The approved capital expenditure represents BHP’s 26.5 per cent participating interest in Phase 1 of the upstream development. Woodside holds the remaining 73.5 per cent interest and is the operator of the project.

Other than the matters outlined above, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs in subsequent accounting periods of BHP Petroleum.

Supplementary oil and gas information – unaudited

In accordance with the requirements of the Financial Accounting Standards Board (FASB) Accounting Standard Codification ‘Extractive Activities-Oil and Gas’ (Topic 932) and SEC requirements set out in Subpart 1200 of Regulation S-K, BHP Petroleum (as defined in the BHP Petroleum Assets combined financial statements as of and for the years ended 30 June 2021, 2020 and 2019) is presenting certain disclosures about its oil and gas activities. These disclosures are presented below as supplementary oil and gas information, in addition to information relating to the reserves and production of BHP Petroleum disclosed in the registration statement to which these financial statements are attached.

The information set out in this section is referred to as unaudited as it is not included in the scope of the audit opinion of the independent auditor on BHP Petroleum combined financial statements.

Reserves and production

Proved oil and gas reserves and net crude oil and condensate, natural gas, LNG and NGL production information for BHP Petroleum is included in the registration statement to which these financial statements are attached.

Capitalised costs relating to oil and gas production activities

The following table shows the aggregate capitalised costs relating to oil and gas exploration and production activities and related accumulated depreciation, depletion, amortisation and valuation provisions.

	Australia US$M	United States US$M	Other(1) US$M	Total US$M
Capitalised cost
2021
Unproved properties	—	754	580	1,334
Proved properties	17,882	13,210	1,972	33,064

Total costs	17,882	13,964	2,552	34,398
Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(12,720)	(8,329)	(1,483)	(22,532)

Net capitalised costs	5,162	5,635	1,069	11,866

2020
Unproved properties	10	808	576	1,394
Proved properties	17,079	12,538	1,743	31,360

Total costs	17,089	13,346	2,319	32,754
Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(11,423)	(8,726)	(1,370)	(21,519)

Net capitalised costs	5,666	4,620	949	11,235

2019
Unproved properties	10	875	458	1,343
Proved properties	16,514	11,751	1,625	29,890

Total costs	16,524	12,626	2,083	31,233
Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(10,867)	(8,339)	(1,302)	(20,508)

Net capitalised costs	5,657	4,287	781	10,725

(1)	Other is primarily comprised of Algeria, Mexico, and Trinidad and Tobago.

Costs incurred relating to oil and gas property acquisition, exploration and development activities

The following table shows costs incurred relating to oil and gas property acquisition, exploration and development activities (whether charged to expense or capitalised). Amounts shown include interest capitalised.

	Australia US$M	United States(3) US$M	Other(4) US$M	Total US$M
2021
Acquisitions of proved property	—	642	—	642
Acquisitions of unproved property	—	19	—	19
Exploration(1)	23	166	310	499
Development	201	749	184	1,134

Total costs(2)	224	1,576	494	2,294

2020
Acquisitions of proved property	—	—	—	—
Acquisitions of unproved property	—	38	6	44
Exploration(1)	38	278	370	686
Development	232	676	100	1,008

Total costs(2)	270	992	476	1,738

2019
Acquisitions of proved property	—	—	—	—
Acquisitions of unproved property	—	5	—	5
Exploration(1)	44	190	492	726
Development	132	792	54	978

Total costs(2)	176	987	546	1,709

(1)	Represents gross exploration expenditure, including capitalised exploration expenditure, geological and geophysical expenditure and development evaluation costs charged to income as incurred.
(2)	Total costs include US$1,160 million (2020: US$1,178 million; 2019: US$1,275 million) capitalised during the year.
(3)	Total costs include Onshore US assets of US$ nil (2020: US$ nil; 2019: US$331 million).
(4)	Other is primarily comprised of Algeria, Canada, Mexico and Trinidad and Tobago.

Results of operations from oil and gas producing activities

Amounts shown in the following table exclude financial income, financial expenses, and general corporate overheads. Further, the amounts shown below include Onshore US.

Income taxes were determined by applying the applicable statutory rates to pre-tax income with adjustments for permanent differences and tax credits.

	Australia US$M	United States(7) US$M	Other(8) US$M	Total US$M
2021
Oil and gas revenue(1)	2,272	1,244	368	3,884
Production costs	(487)	(267)	(80)	(834)
Exploration expenses	(23)	(164)	(305)	(492)
Depreciation, depletion, amortisation and valuation provision(2)	(1,210)	(489)	(113)	(1,812)
Production taxes(3)	(125)	—	(12)	(137)

	427	324	(142)	609
Accretion expense(4)	(89)	(22)	(3)	(114)
Income taxes	(46)	(78)	(105)	(229)
Royalty-related taxes(5)	11	—	—	11

Results of oil and gas producing activities(6)	303	224	(250)	277

2020
Oil and gas revenue(1)	2,535	1,101	350	3,986
Production costs	(575)	(161)	(76)	(812)
Exploration expenses	(37)	(271)	(252)	(560)
Depreciation, depletion, amortisation and valuation provision(2)	(906)	(476)	(75)	(1,457)
Production taxes(3)	(177)	(1)	(13)	(191)

	840	192	(66)	966
Accretion expense(4)	(78)	(24)	(5)	(107)
Income taxes	(275)	(35)	(134)	(444)
Royalty-related taxes(5)	(85)	—	—	(85)

Results of oil and gas producing activities(6)	402	133	(205)	330

2019
Oil and gas revenue(1)	3,404	2,675	598	6,677
Production costs	(752)	(568)	(110)	(1,430)
Exploration expenses	(44)	(162)	(229)	(435)
Depreciation, depletion, amortisation and valuation provision(2)	(917)	(621)	(103)	(1,641)
Production taxes(3)	(198)	—	(25)	(223)

	1,493	1,324	131	2,948
Accretion expense(4)	(80)	(34)	(8)	(122)
Income taxes	(530)	(193)	(236)	(959)
Royalty-related taxes(5)	(164)	—	—	(164)

Results of oil and gas producing activities(6)	719	1,097	(113)	1,703

(1)	Includes sales to affiliated companies of US$51 million (2020: US$62 million; 2019: US$75 million).
(2)	Includes valuation provision of US$101 million (2020: US$12 million; 2019: US$21 million).
(3)	Includes royalties and excise duty.
(4)	Represents the unwinding of the discount on the closure and rehabilitation provision.
(5)	Includes petroleum resource rent tax and petroleum revenue tax where applicable.
(6)

Amounts shown exclude financial income, financial expenses and general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 1 ‘Segment reporting’ in section 3.1.

(7)	Results of oil and gas producing activities includes Onshore US assets of US$ nil (2020: US$ nil; 2019: US$431 million).
(8)	Other is primarily comprised of Algeria, Canada, Mexico, and Trinidad and Tobago.

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (Standardised measure)

The following tables set out the standardised measure of discounted future net cash flows, and changes therein, related to BHP Petroleum’s estimated proved reserves and should be read in conjunction with that related disclosure.

The analysis is prepared in compliance with FASB Oil and Gas Disclosure requirements, applying certain prescribed assumptions under Topic 932 including the use of unweighted average first-day-of-the-month market prices for the previous 12-months, year-end cost factors, currently enacted tax rates and an annual discount factor of 10 per cent to year-end quantities of net proved reserves.

The standardized measure includes cost for future dismantlement, abandonment, and rehabilitation obligations.

Certain key assumptions prescribed under Topic 932 are arbitrary in nature and may not prove to be accurate. The reserve estimates on which the Standard measure is based are subject to revision as further technical information becomes available or economic conditions change.

Discounted future net cash flows like those shown below are not intended to represent estimates of fair value. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated future changes in commodity prices, exchange rates, development and production costs as well as alternative discount factors representing the time value of money and adjustments for risk inherent in producing oil and gas.

	Australia US$M	United States US$M	Other(1) US$M	Total US$M
Standardised measure 2021
Future cash inflows	8,948	13,437	1,561	23,946
Future production costs	(3,783)	(5,122)	(418)	(9,323)
Future development costs	(4,118)	(2,996)	(261)	(7,375)
Future income taxes(2)	706	(944)	(438)	(676)

Future net cash flows	1,753	4,375	444	6,572

Discount at 10 per cent per annum	(160)	(1,468)	(93)	(1,721)

Standardised measure	1,593	2,907	351	4,851

2020
Future cash inflows	11,526	12,997	1,660	26,183
Future production costs	(4,027)	(4,943)	(494)	(9,464)
Future development costs	(4,124)	(3,242)	(433)	(7,799)
Future income taxes(2)	(187)	(880)	(473)	(1,540)

Future net cash flows	3,188	3,932	260	7,380
Discount at 10 per cent per annum	(642)	(1,586)	(94)	(2,322)

Standardised measure	2,546	2,346	166	5,058

2019
Future cash inflows	18,292	18,076	1,807	38,175
Future production costs	(4,710)	(4,917)	(459)	(10,086)
Future development costs	(3,860)	(4,516)	(226)	(8,602)
Future income taxes(2)	(2,551)	(1,657)	(711)	(4,919)

Future net cash flows	7,171	6,986	411	14,568
Discount at 10 per cent per annum	(1,926)	(3,396)	(94)	(5,416)

Standardised measure	5,245	3,590	317	9,152

(1)	Other is primarily comprised of Algeria and Trinidad and Tobago.
(2)	Future income taxes include credits to be received as a result of oil and gas operations and the utilisation of future tax losses by BHP Petroleum.

Changes in the Standardised measure are presented in the following table.

	2021 US$M	2020 US$M	2019 US$M
Changes in the Standardised measure
Standardised measure at the beginning of the year	5,058	9,152	10,240
Revisions:
Prices, net of production costs	(175)	(5,633)	3,821
Changes in future development costs	(238)	330	(228)
Revisions of reserves quantity estimates(1)	(107)	(229)	1,268
Accretion of discount	678	1,313	1,178
Changes in production timing and other	360	(310)	(618)

	5,576	4,623	15,661
Sales of oil and gas, net of production costs	(2,901)	(2,980)	(5,029)
Acquisitions of reserves-in-place	462	—	—
Sales of reserves-in-place(2)	44	—	(1,489)
Previously estimated development costs incurred	1,075	1,005	545
Extensions, discoveries, and improved recoveries, net of future costs	17	145	(33)
Changes in future income taxes	578	2,265	(503)

Standardised measure at the end of the year	4,851	5,058	9,152

(1)	Changes in reserves quantities are shown in the Petroleum reserves tables in section 4.6.1.
(2)	Onshore US assets disposal in 2019.

Accounting for suspended exploratory well costs

Refer to note 8 ‘Property, plant and equipment’ in the financial statements for BHP Petroleum for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The following table provides the changes to capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 30 June 2021, 30 June 2020 and 30 June 2019.

	2021 US$M	2020 US$M	2019 US$M
Movement in capitalised exploratory well costs
At the beginning of the year	1,089	1,040	794
Additions to capitalised exploratory well costs pending the determination of proved reserves	7	120	297
Capitalised exploratory well costs charged to expense	(66)	—	(9)
Capitalised exploratory well costs reclassified to wells, equipment, and facilities based on the determination of proved reserves	—	(6)	(42)
Sale of suspended wells	—	(65)	—

At the end of the year	1,030	1,089	1,040

The following table provides an ageing of capitalised exploratory well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs has been capitalised for a period greater than one year since the completion of drilling.

Exploration activity typically involves drilling multiple wells, over a number of years, to fully evaluate and appraise a project. The term ‘project’ as used in this disclosure refers primarily to individual wells and associated exploratory activities.

	2021 US$M	2020 US$M	2019 US$M
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	7	120	210
Exploratory well costs capitalised for a period greater than one year	1,023	969	830

At the end of the year	1,030	1,089	1,040

	2021	2020	2019
Number of projects that have been capitalised for a period greater than one year	15	14	13

Drilling and other exploratory and development activities

The number of crude oil and natural gas wells drilled and completed for each of the last three years was as follows:

	Net exploratory wells			Net development wells
	Productive	Dry	Total	Productive	Dry	Total	Total
Year ended 30 June 2021
Australia	—	—	—	1	—	1	1
United States(1)	—	—	—	1	—	1	1
Other(2)	—	1	1	1	—	1	2

Total	—	1	1	3	—	3	4

Year ended 30 June 2020
Australia	—	—	—	—	—	—	—
United States(1)	—	—	—	—	1	1	1
Other(2)	1	1	2	1	—	1	3

Total	1	1	2	1	1	2	4

Year ended 30 June 2019
Australia	—	—	—	1	—	1	1
United States(1)	1	—	1	33	—	33	34
Other(2)	4	2	6	—	—	—	6

Total	5	2	7	34	—	34	41

(1)	Includes Onshore US assets net productive development wells of nil (2020: nil; 2019: 33). Includes Onshore US assets net exploratory wells of nil for 2021, 2020 and 2019.
(2)	Other is primarily comprised of Algeria, Mexico and Trinidad and Tobago.

The number of wells drilled refers to the number of wells completed at any time during the respective year, regardless of when drilling was initiated. Completion refers to the installation of permanent equipment for production of oil or gas, or, in the case of a dry well, to reporting to the appropriate authority that the well has been abandoned.

An exploratory well is a well drilled to find oil or gas in a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. A development well is a well drilled within the limits of a known oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

A productive well is an exploratory, development or extension well that is not a dry well. Productive wells include wells in which hydrocarbons were encountered and the drilling or completion of which, in the case of exploratory wells, has been suspended pending further drilling or evaluation. A dry well (hole) is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

The number of wells in the process of drilling and/or completion as of 30 June 2021 was as follows:

	Exploratory wells		Development wells		Total
	Gross	Net(1)	Gross	Net(1)	Gross	Net(1)
Australia	—	—	—	—	—	—
United States	—	—	27	9	27	9
Other(2)	—	—	5	3	5	3

Total	—	—	32	12	32	12

(1)	Represents BHP Petroleum’s share of the gross well count.
(2)	Other is comprised of T&T.

Oil and gas properties, wells, operations, and acreage

The following tables show the number of gross and net productive crude oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage as at 30 June 2021, 2020 and 2019. A gross well or acre is one in which a working interest is owned, while a net well or acre exists when the sum of fractional working interests owned in gross wells or acres equals one. Productive wells are producing wells and wells mechanically capable of production. Developed acreage is comprised of leased acres that are within an area by or assignable to a productive well. Undeveloped acreage is comprised of leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and gas, regardless of whether such acres contain proved reserves.

The number of productive crude oil and natural gas wells in which BHP Petroleum held an interest at 30 June 2021 was as follows:

	Crude oil wells		Natural gas wells		Total
	Gross	Net	Gross	Net	Gross	Net
Australia	334	166	176	66	510	232
United States	55	27	—	—	55	27
Other(1)	61	23	8	4	69	27

Total	450	216	184	70	634	286

(1)	Other is primarily comprised of Algeria and Trinidad and Tobago.

Of the productive crude oil and natural gas wells, 131 (net: 60) operated wells had multiple completions.

Developed and undeveloped acreage (including both leases and concessions) held at 30 June 2021 was as follows:

	Developed acreage		Undeveloped acreage
Thousands of acres	Gross	Net	Gross	Net
Australia	2,423	897	391	148
United States	92	41	403	339
Other(1)(2)	160	67	3,394	3,104

Total	2,675	1,005	4,188	3,591

(1)	Developed acreage in Other primarily consists of Algeria and Trinidad and Tobago.
(2)	Undeveloped acreage in Other primarily consists of Barbados, Canada, Mexico and Trinidad and Tobago.

Approximately 139 thousand gross acres (22 thousand net acres), 386 thousand gross acres (241 thousand net acres) and 121 thousand gross acres (103 thousand net acres) of undeveloped acreage will expire in the years ending 30 June 2022, 2023 and 2024 respectively, if BHP Petroleum does not establish production or take any other action to extend the terms of the licences and concessions.

The number of productive crude oil and natural gas wells in which BHP Petroleum held an interest at 30 June 2020 was as follows:

	Crude oil wells		Natural gas wells		Total
	Gross	Net	Gross	Net	Gross	Net
Australia	353	176	162	54	515	230
United States	61	24	—	—	61	24
Other(1)	59	22	8	4	67	26

Total	473	222	170	58	643	280

(2)	Other is primarily comprised of Algeria and Trinidad and Tobago.

Of the productive crude oil and natural gas wells, 133 (net: 62) operated wells had multiple completions.

Developed and undeveloped acreage (including both leases and concessions) held at 30 June 2020 was as follows:

	Developed acreage		Undeveloped acreage
Thousands of acres	Gross	Net	Gross	Net
Australia	2,152	823	766	279
United States	98	36	844	800
Other(1)(2)	146	57	3,926	3,445

Total	2,396	916	5,536	4,524

(3)	Developed acreage in Other primarily consists of Algeria and Trinidad and Tobago.
(4)	Undeveloped acreage in Other primarily consists of Barbados, Canada, Mexico and Trinidad and Tobago.

Approximately 833 thousand gross acres (411 thousand net acres), 1,089 thousand gross acres (655 thousand net acres) and 264 thousand gross acres (256 thousand net acres) of undeveloped acreage will expire in the years ending 30 June 2021, 2022 and 2023 respectively, if BHP Petroleum does not establish production or take any other action to extend the terms of the licences and concessions.

The number of productive crude oil and natural gas wells in which BHP Petroleum held an interest at 30 June 2019 was as follows:

	Crude oil wells		Natural gas wells		Total
	Gross	Net	Gross	Net	Gross	Net
Australia	352	176	153	53	505	229
United States	60	25	—	—	60	25
Other(1)	57	21	8	4	65	25

Total	469	222	161	57	630	279

(3)	Other is primarily comprised of Algeria, Mexico and Trinidad and Tobago.

Of the productive crude oil and natural gas wells, 43 (net: 18) operated wells had multiple completions.

Developed and undeveloped acreage (including both leases and concessions) held at 30 June 2019 was as follows:

	Developed acreage		Undeveloped acreage
Thousands of acres	Gross	Net	Gross	Net
Australia	2,152	823	963	393
United States	105	39	828	776
Other(1)(2)	146	57	3,526	2,869

Total	2,403	919	5,317	4,038

(5)	Developed acreage in Other primarily consists of Algeria and Trinidad and Tobago.
(6)	Undeveloped acreage in Other primarily consists of Canada, Mexico and Trinidad and Tobago.

Approximately 126 thousand gross acres (59 thousand net acres), 1,612 thousand gross acres (932 thousand net acres) and 1,257 thousand gross acres (889 thousand net acres) of undeveloped acreage will expire in the years ending 30 June 2020, 2021 and 2022 respectively, if BHP Petroleum does not establish production or take any other action to extend the terms of the licences and concessions.

Review Report of Independent Auditors to the Shareholder and the Board of Directors of BHP Petroleum International Pty Ltd

We have reviewed the condensed combined financial information of BHP Petroleum Assets, which comprise the combined statement of financial position as of 31 December 2021, and the related combined statements of profit or loss and comprehensive income or loss, statement of cash flows and statement of changes in equity for the half year ended 31 December 2021.

Management’s Responsibility for the Financial Information

Management is responsible for the preparation and fair presentation of the condensed combined financial information in conformity with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB); this includes the design, implementation and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in conformity with IAS 34 Interim Financial Reporting.

Auditor’s Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the condensed combined financial information referred to above for it to be in conformity with IAS 34 Interim Financial Reporting as issued by IASB.

Report on combined statement of financial position as of 30 June 2021

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the combined statement of financial position of BHP Petroleum Assets as of 30 June 2021, and the related combined statements of profit or loss and comprehensive income or loss, statement of cash flows and statement of changes in equity for the year then ended; and we expressed an unmodified audit opinion on those audited combined financial statements in our report dated 17 December 2021. In our opinion, the accompanying combined statement of financial position of BHP Petroleum Assets as of 30 June 2021, is consistent, in all material respects, with the combined statement of financial position from which it has been derived.

/s/ Ernst and Young

Ernst and Young

Melbourne, Australia

4 March 2022

BHP Petroleum Assets

Combined statement of profit or loss and comprehensive income or loss for the half year ended 31 December 2021

	Notes	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Revenue	2	3,198	1,602
Other income	3	172	20
Expenses excluding net finance costs	3	(1,761)	(1,816)
Loss from equity accounted investments	11	(1)	(5)

Profit/(loss) from operations		1,608	(199)

Finance expense		(124)	(277)
Finance income		6	39

Net finance costs		(118)	(238)

Profit/(loss) before taxation		1,490	(437)

Income tax (expense)/income	4	(870)	34
Royalty—related taxation (net of income tax benefit)	4	(37)	16

Total taxation (expense)/income		(907)	50

Profit/(loss) after taxation		583	(387)

Other comprehensive income or loss
Items that may be reclassified subsequently to the income statement:
Exchange fluctuations on transactions of foreign operations taken to equity		1	—

Total items that may be reclassified subsequently to the income statement		1	—

Total other comprehensive loss		1	—

Total comprehensive income/(loss)		584	(387)

The accompanying notes form part of these half year financial statements.

BHP Petroleum Assets

Combined statement of financial position as at 31 December 2021

	Notes	31 Dec 2021 US$M	30 June 2021 US$M
ASSETS
Current assets
Cash and cash equivalents	9	992	776
Trade and other receivables	5	1,230	908
Receivables from BHP Group	9,12	10,852	5,526
Inventories		278	307
Current tax assets		69	130
Other		14	9

Total current assets		13,435	7,656

Non-current assets
Trade and other receivables	5	201	157
Other financial assets	9	37	52
Property, plant and equipment		11,226	11,854
Intangible assets		63	78
Net investments and funding of equity accounted investments	11	246	253
Deferred tax assets		1,947	2,182
Other		3	3

Total non-current assets		13,723	14,579

Total assets		27,158	22,235

LIABILITIES
Current liabilities
Trade and other payables	6	952	919
Payables to BHP Group	9,12	12,552	2,001
Interest bearing liabilities		38	35
Other financial liabilities	9	60	9
Current tax payable		312	280
Closure and rehabilitation provisions	7	144	141
Other provisions	8,10	216	315
Deferred income		16	14

Total current liabilities		14,290	3,714

Non-current liabilities
Non-current tax payable		69	14
Payables to BHP Group	9,12	—	10,347
Interest bearing liabilities		219	234
Closure and rehabilitation provisions	7	3,760	3,816
Deferred tax liabilities		465	610
Other provisions	8,10	341	344
Deferred income		40	44

Total non-current liabilities		4,894	15,409

Total liabilities		19,184	19,123

Net assets		7,974	3,112

EQUITY		7,974	3,112

The accompanying notes form part of these half year financial statements.

BHP Petroleum Assets

Combined statement of cash flows for the half year ended 31 December 2021

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Operating activities
Profit/(loss) before taxation	1,490	(437)
Adjustments for:
Depreciation and amortisation expense	1,047	890
Impairments of property, plant and equipment and intangible assets	210	61
Net finance costs	118	238
Share of operating loss of equity accounted investments	1	5
Other	(215)	(51)
Changes in assets and liabilities:
Trade and other receivables	(630)	(122)
Inventories	29	(52)
Trade and other payables	74	25
Provisions and other assets and liabilities	(144)	(97)

Cash generated from operations	1,980	460

Dividends received	8	10
Net interest paid	(104)	(119)
Income taxes paid (including royalty taxes)	(496)	(245)

Net operating cash flows	1,388	106

Investing activities
Purchases of property, plant and equipment	(556)	(498)
Exploration expenditure	(131)	(14)
Investment in subsidiaries, operations and joint operations, net of cash	—	(482)
Net investment and funding of equity accounted investments	(2)	(1)
Other investing	—	(26)
Proceeds from sale of assets	146	41

Net investing cash flows	(543)	(980)

Financing activities
Lease payments	(18)	(19)
Repayments of long-term borrowing to BHP Group	—	(3,994)
Net other financing with BHP Group	(633)	4,869
Currency valuation change	23	(90)

Net financing cash flows	(628)	766

Net increase/(decrease) in cash and cash equivalents	217	(108)
Cash and cash equivalents, net of overdrafts at the beginning of the period	776	325
Foreign currency exchange rate changes on cash and cash equivalents	(1)	—

Cash and cash equivalents, net of overdrafts at the end of the period	992	217

The accompanying notes form part of these half year financial statements.

BHP Petroleum Assets

Combined statement of changes in equity for the half year ended 31 December 2021

	Share capital (1) US$M	Retained earnings US$M	Foreign currency translation reserve US$M	Total equity US$M
Balance as at 1 July 2021	15,234	(15,610)	3,488	3,112
Total comprehensive income/(loss)	—	583	1	584
Deemed contributions from BHP Group	—	4,278	—	4,278

Balance as at 31 December 2021	15,234	(10,749)	3,489	7,974

Balance as at 1 July 2020	15,234	(13,997)	3,487	4,724
Total comprehensive loss	—	(387)	—	(387)
Deemed distributions to BHP Group	—	(1,252)	—	(1,252)

Balance as at 31 December 2020	15,234	(15,636)	3,487	3,085

(1)	Number of shares outstanding of BHP Petroleum International Pty Ltd (Parent of BHP Petroleum) for the reporting periods ended 31 December 2021 and 2020 were 18,876,136,568.

The accompanying notes form part of these half year financial statements.

BHP Petroleum Assets

Notes to the Combined Financial Statements

1. Organisation and summary of significant accounting policies

Organisation

BHP Petroleum Assets are a subset of certain entities wholly owned by BHP Group Limited. The subset of entities primarily represents BHP Group Limited’s interests in its petroleum businesses, whose principal activities are the exploration, development and production of oil and gas. These petroleum businesses comprise of oil and gas assets located in the United States (US), Gulf of Mexico, Australia, Trinidad and Tobago, Algeria and Mexico and appraisal and exploration options in Trinidad and Tobago, central and western US Gulf of Mexico, eastern Canada, Egypt and Barbados. The purpose of these non-statutory half year combined financial statements is to provide general purpose historical financial information of the BHP Petroleum Assets for inclusion in listing documents to be issued by Woodside Petroleum Limited, which has entered into a share sale agreement to combine with BHP Petroleum Assets (Proposed Transaction).

These half year combined financial statements include financial information that is limited to the legal entities carved out (BHP Petroleum) from BHP Group Limited (BHP Group), in connection with the Proposed Transaction. BHP Petroleum consists of BHP Petroleum International Pty Ltd and the entities it controls, except for the following entities:

•	BHP BK Limited

•	BHP Billiton Petroleum Great Britain Limited

•	BHP Mineral Resources Inc.

•	BHP Copper Inc. and its subsidiaries

•	BHP Capital Inc.

BHP Petroleum International Pty Ltd, the Parent of BHP Petroleum, is a proprietary limited company domiciled in Western Australia, Australia. The registered office of BHP Petroleum International Pty Ltd is 125 St Georges Terrace, Perth WA 6000.

Ultimate group company

BHP Group Limited, a company incorporated in the state of Victoria, Australia, is the ultimate Parent company. Copies of the ultimate Parent company’s financial statements are available from BHP Centre, 171 Collins Street, Melbourne Victoria 3000, Australia.

Basis of presentation

The combined financial statements for the half year ended 31 December 2021 are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB). The half year combined financial statements represent a ‘condensed set of financial statements’ and do not include all of the information required for a full annual report and are to be read in conjunction with the most recent audited fiscal year BHP Petroleum financial statements.

The same accounting policies and methods of computation are followed in the interim financial statements as compared with the most recent audited annual financial statements.

All amounts are expressed in US dollars unless otherwise stated. BHP Petroleum’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Amounts in this half year financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

BHP Petroleum Assets

Notes to the Combined Financial Statements

At 31 December 2021 BHP Petroleum had net amounts payable to BHP Group of US$1,700 million. Under the terms of the Share Sale Agreement, between BHP Group and Woodside Petroleum Limited, intra-group funding arrangements are required to be repaid or otherwise eliminated. BHP Petroleum expects to settle intercompany balances with BHP Group either as a capital injection or loan forgiveness neither of which will involve an outflow of cash in order to satisfy the terms of the Share Sale Agreement. BHP Petroleum has made an assessment of its ability to continue as a going concern over the period to 4 March 2023 (the going concern period) and believes that it has sufficient financial resources to meet its obligations as they fall due throughout the going concern period. As such, the financial statements continue to be prepared on a going concern basis.

2. Revenue

The following table provides a summary of BHP Petroleum’s revenue by geographic location:

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Australia	761	501
North America	1,025	454
United Kingdom	—	15
Rest of Europe	113	79
Japan	270	167
South Korea	38	16
China	35	38
Other Asia	763	265
Rest of World	193	67

Total revenue	3,198	1,602

The following table provides a summary of BHP Petroleum’s revenue by asset:

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Australia Production Unit (1)	225	123
Bass Strait	775	478
North West Shelf	865	402
Atlantis	517	212
Shenzi	326	137
Mad Dog	157	88
Trinidad and Tobago	206	68
Algeria	108	75
Third-party products	6	3
Other	13	16

Total revenue	3,198	1,602

(1)	Australia Production Unit includes Macedon and Pyrenees.

BHP Petroleum Assets

Notes to the Combined Financial Statements

The following table provides a summary of BHP Petroleum’s revenue by product:

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Crude oil	1,656	772
Gas	1,334	712
Natural gas liquids	183	93
Other	25	25

Total revenue	3,198	1,602

Revenue consists of revenue from contracts with customers of US$3,187 million (31 December 2020: US$1,583 million) and other revenue of US$11 million (31 December 2020: US$19 million).

3. Expenses and other income

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Employee benefits expense:
Wages, salaries and redundancies	147	183
Employee share awards	11	17
Pension and other post-retirement obligations	30	32
Less employee benefits expense classified as exploration and evaluation expenditure	(31)	(48)
Changes in inventories of finished goods	12	(9)
Raw materials and consumables used	57	45
Freight and transportation	62	40
External services	274	302
Third-party commodity purchases	7	3
Net foreign exchange losses	(5)	32
Government royalties paid and payable	119	44
Exploration and evaluation and expenditure incurred and expensed in the period	112	181
Depreciation and amortisation expense	1,047	890
Fair value change on derivatives	32	1
Net impairments:
Property, plant and equipment (1)	210	57
Intangible assets	—	4
Other expenses (2)	(323)	42

Total expenses	1,761	1,816

Dividend income	1	5
Gain from sell-down of Scarborough interest (3)	104	—
Other income (4)	67	15

Total other income	172	20

BHP Petroleum Assets

Notes to the Combined Financial Statements

(1)

At 31 December 2021, the overall recoverable amount of the Ruby operations in offshore Trinidad and Tobago was determined to be US$107 million, resulting in an impairment charge of US$210 million against property, plant and equipment. The valuation of Ruby is most sensitive to changes in reserves, with the impairment driven by revisions to estimated reserves resulting from technical analysis of well drilling results and performance following project completion in December 2021. Recoverable amount for the impairment assessment was determined based on Ruby’s value in use.

(2)	Half year ended 31 December 2021 includes US$355 million LNG underlift valuation movement.

(3)	Gain attributable to Final Investment Decision (FID) of the Scarborough project pursuant to the 2016 divestment of BHP Petroleum’s 25 per cent Scarborough Joint Venture interest to Woodside.

(4)	Other income includes boat charter, tax barrel income, tariff revenue, income from licensing agreements and sublease income.

4. Income tax

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Total taxation expense/(income) comprises:
Current tax expense	822	228
Deferred tax expense/(benefit)	85	(278)

	907	(50)

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Factors affecting income tax expense/(income) for the half year
Income tax expense differs to the standard rate of corporation tax as follows:
Profit/(loss) before taxation	1,490	(437)

Tax expense/(benefit) at Australian prima facie tax rate of 30 per cent	447	(131)

Non-tax effected operating losses and capital gains	188	156
Tax effect of loss from equity accounted investments, related impairments and expenses	—	1
Amounts under provided in prior periods	55	65
Recognition of previously unrecognised tax assets	1	—
Foreign exchange adjustments	33	(87)
Impact of tax rates applicable outside of Australia	(3)	5
Other (1)	149	(43)

Income tax expense/(income)	870	(34)

Royalty-related taxation (net of income tax benefit)	37	(16)

Total taxation expense/(income)	907	(50)

(1)

Includes US$163 million tax expense related to the taxable gain on the disposal of Hamilton Oil Company Inc’s interest in BHP Billiton Petroleum Great Britain Limited, refer to Note 12 ‘Related party transactions’

BHP Petroleum Assets

Notes to the Combined Financial Statements

5. Trade and other receivables

	31 Dec 2021 US$M	30 June 2021 US$M
Trade receivables	319	358
Joint operations partner receivables (1)	764	384
Value-added tax (VAT) and other tax related receivables	288	262
Other receivables	60	61

Total trade and other receivables	1,431	1,065

Comprising:
Current	1,230	908
Non-current	201	157

(1)	Joint operations partner receivables include production underlift positions and receivables for joint operations cash float arrangements.

6. Trade and other payables

	31 Dec 2021 US$M	30 June 2021 US$M
Trade payables external	638	641
Other payables	314	278

Total trade and other payables	952	919

7. Closure and rehabilitation provisions

A reconciliation of the changes in the closure and rehabilitation provisions is shown in the following table:

	31 Dec 2021 US$M	30 June 2021 US$M
At the beginning of the period	3,957	3,595
Capitalised amounts for operating sites:
Change in estimate	13	131
Exchange translation	(71)	162
Adjustments charged/(credited) to the income statement for closed sites:
Change in estimate	(1)	17
Exchange translation	(6)	10
Other adjustments to the provision:
Amortisation of discounting impacting net finance costs	58	94
Acquisition of subsidiaries and operations	—	179
Divestment and demerger of subsidiaries and operations	—	(81)
Expenditure on closure and rehabilitation activities	(43)	(152)
Exchange variations impacting foreign currency translation reserve	(3)	2

At the end of the period	3,904	3,957

Comprising:
Current	144	141
Non-current	3,760	3,816

Operating sites	3,580	3,623
Closed sites	324	334

BHP Petroleum Assets

Notes to the Combined Financial Statements

BHP Petroleum is required to rehabilitate sites and associated facilities at the end of, or in some cases, during the course of production, to a condition acceptable to the relevant authorities, at the time rehabilitation occurs, and in accordance with BHP Group’s environmental performance requirements as set out within the BHP Group Charter. The requirements of the relevant authorities vary by jurisdiction and are often non-prescriptive.

The key components of closure and rehabilitation activities are:

•	the removal of certain infrastructure associated with an operation

•	the return of disturbed areas to a safe, stable, productive and self-sustaining condition, consistent with agreed end use.

The recognition and measurement of closure and rehabilitation provisions requires the use of significant estimates and assumptions, including, but not limited to:

•	the extent (due to legal or constructive obligations) of potential activities required for the removal of infrastructure and rehabilitation activities

•	costs associated with future rehabilitation activities

•	applicable discount rates

•	the timing of cash flows and ultimate closure of operations.

Many rehabilitation activities are expected to occur a number of years in the future and the precise requirements that will have to be met when the rehabilitation occurs is currently uncertain. Decommissioning technologies and costs are constantly changing, as are political, environmental, safety and public expectations.

Management determines the best estimate of future closure and rehabilitation cash flows by weighting a range of possible scenarios, including only partial removal of offshore infrastructure where BHP Petroleum believes it will be able demonstrate to the relevant regulators, that such an approach will result in better environmental, safety and asset integrity outcomes.

While the closure and rehabilitation provisions reflect management’s best estimates based on current knowledge and information, further studies and detailed analysis of the closure activities for individual assets will be performed as the assets near the end of their operational life and/or detailed closure plans are required to be submitted to, and agreed with, relevant regulatory authorities. Such studies and analysis can impact the estimated costs of closure activities. Estimates can also be impacted by the emergence of new restoration techniques, changes in regulatory requirements for rehabilitation, risks relating to climate change and the transition to a low carbon economy and experience at other operations. These uncertainties may result in future actual expenditure differing from the amounts currently provided for in the balance sheet.

8. Other provisions

The disclosure below excludes closure and rehabilitation provisions (refer to Note 7 ‘Closure and rehabilitation provisions’), employee benefits, restructuring and post-retirement employee benefits provisions (refer to Note 10 ‘Employee benefits, restructuring and post-retirement employee benefits provisions’).

BHP Petroleum Assets

Notes to the Combined Financial Statements

A reconciliation of changes in other provisions for other liabilities is shown in the following table:

	31 Dec 2021 US$M	30 June 2021 US$M
At the beginning of the period	233	168
Charge/(credit) for the year:
Disposals	—	(1)
Underlying	9	122
Discounting	—	1
Exchange variations	(3)	6
Released during the period	(14)	(7)
Utilisation	(10)	(57)
Transfers and other movements	(2)	1

At the end of the period	213	233

Comprising:
Current	131	137
Non-current	82	96

9. Fair value measurement

All financial assets and financial liabilities are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate and subsequently carried at fair value or amortised cost. The financial assets and liabilities are presented by class in the tables below at their carrying values, which generally approximate to fair values.

The carrying amount of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on BHP Petroleum’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The valuation techniques used by BHP Petroleum to measure fair value include the use of internally developed methodologies and models that result in management’s best estimate of fair value. Inputs used in the valuation include, but are not limited to, future commodity prices, market discount rates and consideration of risks specific to the asset or liability being fair valued.

If, at inception of a contract, the valuation cannot be supported by observable market data, any gain or loss determined by the valuation methodology is not recognised in the income statement but deferred on the balance sheet and is commonly known as ‘day-one gain or loss’. This deferred gain or loss is recognised in the income statement over the life of the contract until substantially all the remaining contract term can be valued using observable market data at which point any remaining deferred gain or loss is recognised in the income statement. Changes in valuation subsequent to the initial valuation at inception of a contract are recognised immediately in the income statement.

For financial assets and liabilities carried at fair value, BHP Petroleum uses the following to categorise the method used based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – Based on quoted process (unadjusted) in active markets for identical financial assets and liabilities

Level 2 – Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability

BHP Petroleum Assets

Notes to the Combined Financial Statements

Level 3 – Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling

For financial instruments that are carried at fair value on a recurring basis, BHP Petroleum determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between categories during the period.

	IFRS 13 Fair value hierarchy Level	IFRS 9 Classification	31 Dec 2021 US$M	30 June 2021 US$M
Cash and cash equivalents		Amortised cost	992	776
Trade and other receivables		Amortised cost	1,431	1,065
Receivables from BHP Group		Amortised cost	10,852	5,526
Other financial assets (1)	3	Fair value through profit or loss	37	51

Total financial assets			13,312	7,418

Trade and other payables		Amortised cost	952	919
Payables to BHP Group		Amortised cost	12,552	12,348
Other financial liabilities	3	Fair value through profit or loss	60	9
Interest bearing liabilities		Amortised cost	257	269

Total financial liabilities			13,821	13,545

(1)	Includes US$ nil (30 June 2021: US$46 million) contingent consideration receivable and US$37 million (30 June 2021: US$5 million) derivatives embedded in physical commodity purchase contract.

The carrying value of Other financial assets and Other financial liabilities includes an embedded derivative resulting from a physical commodity (gas) purchase and sale contract in Trinidad and Tobago. The carrying value of the embedded derivative at 31 December 2021 was a net liability of US$23 million (30 June 2021: net liability of US$4 million).

The following table presents the impact of activity for financial instruments classified as Level 3 in the fair value hierarchy:

	31 Dec 2021 US$M	30 June 2021 US$M
Fair value at the beginning of the period	42	72
Losses recognised in income statement	(10)	(10)
Settlements	(55)	(20)

Net fair value at the end of the period	(23)	42

BHP Petroleum Assets

Notes to the Combined Financial Statements

10. Employee benefits, restructuring and post-retirement employee benefits provisions

	31 Dec 2021 US$M	30 June 2021 US$M
Employee benefits provisions (1)	78	147
Restructuring provisions (2)	7	31
Post-retirement employee benefits provisions	259	248

Total provisions	344	426

Comprising:
Current	85	178
Non-current	259	248

(1)	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.

(2)	Total restructuring provisions include provisions for terminations.

	Employee benefits (1) US$M	Restructuring (2) US$M	Post-retirement employee benefits US$M	Total US$M
As at 30 June 2021	147	31	248	426
Charge/(credit) for the year:
Underlying	47	1	12	60
Discounting	—	—	6	6
Net interest expense	—	—	(2)	(2)
Exchange variations	(1)	—	—	(1)
Released during the year	(1)	—	(10)	(11)
Utilisation	(114)	(25)	5	(134)

As at 31 December 2021	78	7	259	344

(1)	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.

(2)	Total restructuring provisions include provisions for terminations.

BHP Petroleum contributed US$18 million during the half year ended 31 December 2021 (31 December 2020: US$19 million) to defined contribution plans and multi-employer defined contribution plans.

11. Investments in associates

Ownership interest for BHP Petroleum’s investments in associates, which are operated in the US, are listed in the table below:

Associates	Principal activity	Reporting date	Ownership interest % (1)
Caesar Oil Pipeline Company LLC	Hydrocarbons transportation	31 December	25
Cleopatra Gas Gathering Company LLC	Hydrocarbons transportation	31 December	22
Marine Well Containment Company LLC	Oil spill services	31 December	10

(1)	Reflects BHP Petroleum’s ownership interest as at 31 December 2021 and 31 December 2020.

BHP Petroleum Assets

Notes to the Combined Financial Statements

The following table summarises the financial information relating to each of BHP Petroleum’s significant equity accounted investments:

	Half year ended 31 Dec 2021 US$’000	Half year ended 31 Dec 2020 US$’000
Share of profit/(loss) of equity accounted investments:
Caesar Oil Pipeline Company LLC	3,694	2,325
Cleopatra Gas Gathering Company LLC	1,511	559
Marine Well Containment Company LLC	(6,523)	(7,412)

Share of loss of equity accounted investments	(1,318)	(4,528)

Dividends received	6,909	4,993
Contributions	(1,500)	(1,260)

12. Related party transactions

Transactions with equity accounted investments

The following transactions took place during the half year with equity accounted investments:

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M
Purchases of goods/services	10	7
Dividends received	7	5

Outstanding balances with related parties

	Equity Accounted Investments		BHP Group Entities
	31 Dec 2021 US$M	30 June 2021 US$M	31 Dec 2021 US$M	30 June 2021 US$M
Amounts receivable from BHP Group	—	—	10,852	5,526
Trade amounts owed to related parties	1	2	—	—
Amounts payable to BHP Group	—	—	12,552	12,348

BHP Petroleum has financing arrangements with BHP Group for short-term cash management. As at 31 December 2021 current amounts receivable from BHP Group related to these financing arrangements was US$10,852 million (30 June 2021: US$5,526 million). These amounts are included in Receivables from BHP Group on the balance sheet. During the half year ended 31 December 2021, BHP Petroleum entities Hamilton Oil Company Inc. and BHP Petroleum Investments (Great Britain) Pty Ltd sold their respective shareholdings in BHP Billiton Petroleum Great Britain Limited and BHP BK Limited for US$4.3 billion to BHP Group companies outside the Proposed Transaction boundary. As the disposed entities are outside of the Proposed Transaction boundary and excluded from the BHP Petroleum Assets financial statements, the proceeds from the sale were recorded as an equity transaction between BHP Petroleum and BHP Group with no gain or loss recognised in earnings. As at 31 December 2021 the amounts receivable from BHP Group related to the divestment was US$4.3 billion, included in Receivables from BHP Group on the balance sheet. For tax purposes,

BHP Petroleum Assets

Notes to the Combined Financial Statements

the sale generated a taxable gain which did not result in current taxes payable as it was offset by a reduction of BHP Petroleum’s net operating loss deferred tax asset. Tax expense of US$163 million related to the taxable gain has been recognized in BHP Petroleum’s financial statements.

BHP Petroleum also entered into long-term debt agreements with BHP Group to finance its projects. As at 31 December 2021 and 30 June 2021, the outstanding balance relating to these agreements was US$10,347 million. This balance was recorded as a non-current liability in Payables to BHP Group at 30 June 2021 and was reclassed to a current liability in Payables to BHP Group as it became current at 31 December 2021. As at 31 December 2021 current amounts payable to BHP Group related to financing arrangements outside the long-term debt agreements were US$2,205 million (30 June 2021: US$2,001 million). These amounts are included in Payables to BHP Group on the balance sheet.

Interest expense related to the long-term debt, recorded in Finance expense in the income statement, for the half year ended 31 December 2021 was US$101 million (31 December 2020: US$148 million). The long-term debt agreements with BHP Group are entered at 3-month USD LIBOR plus margin. The margin ranges between 1.3 per cent and 1.8 per cent. The long-term debt agreements have a maturity date between November 2022 and December 2022.

There are no expected credit losses related to balances from related parties at 31 December 2021 and 30 June 2021.

BHP Petroleum has entered into various performance and corporate guarantees with certain BHP Group entities in the normal course of business. As at 31 December 2021, BHP Petroleum had outstanding guarantees as follows:

Guarantees provided by BHP Petroleum:

•	corporate guarantee given to financial institutions that manage future trades in order to hedge oil and gas production with maximum exposure of US$1 million

Guarantees received by BHP Petroleum:

•	corporate guarantee received for regulatory requirements for drilling in the amount of US$24 million

•	corporate guarantee received for exploration licenses in the amount of US$249 million

•	corporate guarantee received for Outer Continental Shelf Right of Way Grant Bond in the amount of US$3 million

•	corporate guarantee received for plugging and abandonment of wells in the amount of US$12 million

The likelihood of these performance and corporate guarantees being called upon is considered remote.

13. Subsequent events

No matters or circumstances have arisen since the end of the half year, 31 December 2021, that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of BHP Petroleum in subsequent accounting periods.

Annex A

SPECIFIC TERMS IN THIS EXHIBIT HAVE BEEN REDACTED. THESE REDACTED TERMS HAVE BEEN MARKED IN THIS EXHIBIT WITH THREE ASTERISKS [***].

Share sale agreement

BHP Group Limited

Woodside Petroleum Ltd

80 Collins Street Melbourne Vic 3000 Australia GPO Box 128 Melbourne Vic 3001 Australia	T +61 3 9288 1234 F +61 3 9288 1567 herbertsmithfreehills.com DX 240 Melbourne

Contents

A-i

A-ii

A-iii

A-iv

Schedules

Schedule 1

Notice details	A-173

Schedule 2

Warranties	A-174

Schedule 3

Woodside Warranties	A-195

Schedule 4

Employee arrangements	A-203

Schedule 5

Completion Steps	A-219

Schedule 6

Locked Box Payment	A-223

Schedule 7

Cost allocations	A-229

Schedule 8

Permitted Tax	A-230

Schedule 9

Timetable	A-242

Signing page	A-243

Herbert Smith Freehills owns the copyright in this document and using it without permission is strictly prohibited.

A-v

Share sale agreement

Date

Between the parties

Seller	BHP Group Limited (ACN 004 028 077) of Level 18, 171 Collins Street, Melbourne, Victoria, 3000

Woodside	Woodside Petroleum Ltd (ACN 004 898 962) of ‘Mia Yellagonga’, 11 Mount Street, Perth, Western Australia, 6000

Recitals

1  The Seller owns the Sale Shares.

2  The Seller has agreed to sell and Woodside has agreed to buy the Sale Shares on the terms and conditions of this agreement.

3  The parties have agreed to implement the Transaction on the terms and conditions of this agreement.

The parties agree as follows:

1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this agreement are set out below.

Term	Meaning

ACCC	the Australian Competition and Consumer Commission.

Accounting Standards	International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Acquired Shares	Seller Shares that participants may purchase (up to a maximum value) under Shareplus.

Additional Share Consideration	the aggregate of all Woodside Dividend Shares in relation to all Woodside Dividends (if any).

Adjustment Amount	the amount (if any) by which the Amended Locked Box Payment differs from the estimate of the Locked Box Payment provided by the Seller in the Completion Notice, expressed as a positive number.

ADS Deposit Agreement	amended and restated deposit agreement dated 11 February 2015 between Woodside and Citibank N.A as depositary (as such agreement has been amended from time to time), or in the event that Woodside engages another party to act as ADS Depositary Bank, such other deposit agreement between Woodside and the ADS Depositary Bank.

A-1

1 Definitions and interpretation

Term	Meaning

ADS Depositary Bank	Citibank, N.A., as depositary under the amended and restated deposit agreement dated 11 February 2015 between Woodside and Citibank N.A (as such agreement has been amended from time to time), or such other depositary as Woodside may engage in connection with the Transaction provided that any other depositary shall be a reputable national bank in the United States.

Aggregate Balancing Shares	the aggregate of all Balancing Shares in relation to each Permitted Equity Raise prior to Completion.

Amended Locked Box Payment	an amount equal to the final Locked Box Payment determined pursuant to Part 2 of Schedule 6.

Anticipated Completion Date	the estimated date for Completion, as agreed by the Parties (acting reasonably and in good faith, and taking into account the status of Conditions and the Timetable) from time to time.

Anticipated Project Expenditure and Timing

in respect of the:

1   Woodside Group, the document with Doc ID reference 09.01.03.03 in the Woodside Data Room (Document 09.01.03.03: Anticipated Project Expenditure November 2021); and / or

2   Target Group, the document with Doc ID reference 17.1.1.9 in the Target Data Room (Document 17.1.1.9: Aurora Business Plan Update (SSA_Final)),

as appropriate.

Anticipated Shareholder Approval Date	the estimated date for the Woodside Shareholder vote on the Transaction, as set out in the Timetable (as amended from time to time).

Anti-competitive Behavior	any conduct (including entering into, or giving effect to, a contract, arrangement or understanding or any other form of coordination or cooperation), whether past, present or potential, that is unlawful or otherwise restricted or prohibited under any applicable competition law.

Applicable Anti-Bribery and Corruption Laws	the Criminal Code Act 1995 (Cth), the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth), the UK Bribery Act 2010, the U.S. Foreign Corrupt Practices Act of 1977, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (which entered into force on 15 February 1999) and the Convention’s commentaries, and other such Conventions including the United Nations against Corruption (which entered into force on 14 December 2005), or any other applicable legislation or regulation relating to anti-bribery or anti-corruption (governmental or commercial).

Applicable Securities Regulations	the Corporations Act, the ASX Listing Rules, US Securities Act, US Exchange Act, NYSE Listing Standards the UK Prospectus Regulation, the Prospectus Regulation Rules, Market Abuse Regulation, the UK Listing Rules or any other regulations or legislation governing the issue, offer, registration or admission to trading of Woodside Shares (including through, or in the form of, depositary interests or depositary receipts) in a relevant jurisdiction.

A-2

1 Definitions and interpretation

Term	Meaning

Applicable Trade Controls Laws	any sanctions, export control, or import laws, or other regulations, orders, directives, designations, licenses, or decisions relating to the trade of goods, technology, software and services which are imposed, administered or enforced from time to time by Australia, the United States, the United Kingdom, the EU, EU Member States, Switzerland, the United Nations or United Nations Security Council and also includes U.S. anti-boycott laws and regulations.

ASIC	the Australian Securities and Investments Commission.

Assets

1   the Projects described in Attachment 3 of the Seller Disclosure Letter;

2   the interests of the Target Group in Petroleum Titles and Joint Operating Agreements described in Attachment 3 of the Seller Disclosure Letter and the corresponding rights, title and interest arising from such Petroleum Titles and JV Contracts;

3   the Minority Interests;

4   all direct and indirect interests in plant and equipment comprising processing facilities, pipelines or other petroleum-related infrastructure forming part of the Projects described in Attachment 3 of the Seller Disclosure Letter; and

5   any pipelines, plant, machinery, wells, facilities and any other offshore and onshore installations and structures forming part of the Projects described in Attachment 3 of the Seller Disclosure Letter, provided that items 4 and 5 above will only apply to assets described therein if the asset has a value of not less than US$50 million.

Associate	has the meaning set out in section 12 of the Corporations Act, as if subsection 12(1) of the Corporations Act included a reference to this agreement.

ASX	ASX Limited (ABN 98 008 624 691) and, where the context requires, the financial market that it operates.

ASX Listing Rules	the official listing rules of ASX.

Authorisation	any approval, licence, consent, authority or permit.

Balance Sheet Negative Impact	the aggregate amount (if any) by which the operating cash flows attributable to the Target Group received between the Effective Time and Completion included in the calculation of the Locked Box Payment is lower solely as a result of using the Locked Box Accounts as opposed to the Unaudited Balance Sheet (for avoidance of doubt any differences in the tax accounts in the Locked Box Accounts and Unaudited Balance Sheet will be excluded for the purposes of this calculation). For the purposes of this definition all negative impacts in accordance with the definition are to be aggregated, without aggregating any positive impacts (the latter being aggregated in the Balance Sheet Positive Impact).

Balance Sheet Positive Impact	the aggregate amount (if any) by which the operating cash flows attributable to the Target Group received between the Effective Time and Completion otherwise included in the calculation of the Locked Box Payment is greater solely as a result of using the Locked Box Accounts as opposed to the Unaudited Balance Sheet (for avoidance of doubt any

A-3

1 Definitions and interpretation

Term	Meaning

differences in the tax accounts in the Locked Box Accounts and Unaudited Balance Sheet will be excluded for the purposes of this calculation). For the purposes of this definition all positive impacts in accordance with the definition are to be aggregated, without aggregating any negative impacts (the latter being aggregated in the Balance Sheet Negative Impact).

Balancing Shares

in relation to a Permitted Equity Raise undertaken by Woodside after 17 August 2021 and prior to Completion:

A = B x (C–D)

            D

where:

A is the Balancing Shares for that Permitted Equity Raise.

B is the Equity Ratio (immediately prior to the Permitted Equity Raise) multiplied by the Outstanding Woodside Shares (immediately prior to the Permitted Equity Raise).

C is the closing price of the Woodside Shares on ASX on the trading day immediately prior to the announcement of the Permitted Equity Raise.

D is the Theoretical Discounted Price for that Permitted Equity Raise.

BHP	if: 1 Unification has not occurred, each of the Seller and BHP Group Plc; or 2 Unification has occurred, the Seller.

BHP Board	the board of directors of the Seller and, for as long as Unification has not been implemented, of BHP Group Plc and a ‘BHP Board Member’ means any director of the Seller or, for as long as Unification has not occurred, of BHP Group Plc, comprising part of the BHP Board.

BHP Captive	means a Seller Group Member licensed to operate as an insurer and/or reinsurer and as at the Effective Time includes BHP Marine & General Insurances Pty Ltd and Stein Insurance Company Ltd.

BHP Component	has the meaning given in clause 15.5(b)(1).

BHP Distribution Announcement	the announcement to be made by BHP on ASX (and for the purposes of satisfying any other Applicable Securities Regulations) on or about the date that the Woodside EM and NoM is announced on ASX, describing (among other things) the impact of the Transaction on BHP and BHP Shareholders.

BHP Group Insurance Policies

means:

1   any current or expired Insurance Contracts that have been taken out in the name of an Other Seller Entity or which name an Other Seller Entity as the policyholder;

2   any Captive Insurance Policies; and

3   any direct or reinsurance contract (including fronting insurance and reinsurance) which is reinsured by a BHP Captive (as reinsurer),

that insure a Target Group Member or the Target Petroleum Business including against loss, destruction, damage, liability, cost or expense.

A-4

1 Definitions and interpretation

Term	Meaning

BHP Information

information regarding the Target Group provided by (or on behalf of, provided it is clearly expressed to have been authorised by the Seller and provided as BHP Information) the Seller to Woodside in writing for inclusion in the Woodside Disclosure Documents, being:

1   information about the Target Group and the businesses of the Target Group (including, for the avoidance of doubt, any such information provided by (or on behalf of) the Seller to Woodside for inclusion in, and to the extent that such information relates solely to the Seller or the Target Group and is expressed in, the Combined Group section of the Woodside Disclosure Documents); and

2   any other information required under Applicable Securities Regulations to enable the relevant Woodside Disclosure Documents to be prepared that the Parties agree (acting reasonably) is BHP Information and is identified in the relevant Woodside Disclosure Document as such.

BHP Register	the register of members of BHP maintained in accordance with section 169 of the Corporations Act and, if Unification has not been implemented, in accordance with section 113 of the Companies Act 2006 (UK).

BHP Shareholder	a person who is identified on the BHP Register.

BHP Shares	a fully paid ordinary share in the capital of the Seller, and if Unification has not occurred BHP Group Plc, including shares held by the custodian in respect of which Limited ADSs or Plc ADSs (if applicable) have been issued.

Business Day	a day that is not a Saturday, Sunday or a public holiday or bank holiday in Melbourne, Australia, Perth, Australia, London, United Kingdom or New York, United States of America.

Business Intellectual Property	has the meaning given in warranty 6 of Schedule 2.

Business Records	all original and certified copies of the books, records, documents, information, accounts and data (whether machine readable or in printed form) owned by, or the property of, a Target Group Member or which specifically relate to either the corporate management, governance or operation of a Target Group Member or to the Target Petroleum Business, but excluding any Excluded Records.

Capital Expenditure	expenditure incurred after the Effective Time in respect of property, plant and equipment, development of oil and gas properties and capitalised exploration in accordance with current Target Group accounting policies but excluding any capitalised interest.

Captive Insurance Policies	means an Insurance Contract or Reinsurance Contract which is issued or underwritten by a BHP Captive (as insurer, coinsurer or reinsurer).

CFIUS	the Committee on Foreign Investment in the United States.

A-5

1 Definitions and interpretation

Term	Meaning

Claim	any claim, demand, legal proceedings or cause of action, including any claim, demand, legal proceedings or cause of action under common law, in equity or under statute in any way relating to this agreement or the Transaction and includes a claim, demand, legal proceedings or cause of action arising from a breach of Warranty, or under an indemnity in this agreement, including the US NOL Indemnity, or under any Transaction Agreement.

Claims-Made Liability Insurance Policies

means a liability Insurance Contract (whether standalone or part of a composite policy) self- or mutual-insurance arrangements, and insurance provided via a BHP Captive, taken out by a Seller Group Member which upon its terms:

1   responds to a claim made (or deemed made) during the policy period of the insurance cover against the insured to whom the Insurance Contract extends protection in respect of a loss, destruction, damage, liability, cost or expense suffered or incurred by some other person irrespective of whether the act, error, omission, occurrence, event, happening, fact, circumstance, matter, thing or liability the subject of such claim upon the insured happens, transpires or occurs during or prior to the policy period/period of insurance; and

2   is in force and for which the policy period of the insurance cover has not expired as at the date of this agreement.

Combined Group	the Woodside Group following Completion of the Transaction, which includes the Target Group.

Completion	completion of the sale and purchase of the Sale Shares under clause 7.

Completion Date	the date on which Completion occurs.

Completion Notice	has the meaning given in clause 3.6(b).

Completion Steps	the steps that each Party must carry out at Completion, which are set out in Schedule 5.

Condition	each of the conditions set out in clause 2.1.

Confidential Information	has the meaning given in clause 19(a).

Confidentiality Deed	the confidentiality deed between the Target and Woodside dated 28 April 2021, as amended and/or restated from time to time.

Consequential Loss

loss or damage which does not fairly and reasonably arise naturally from the relevant breach, including:

1   wasted expenditure;

2   indirect loss of profit;

3   loss of expected savings;

4   opportunity costs;

5   indirect loss of business (including loss or reduction of goodwill);

6   damage to reputation; and

7   loss or corruption of data.

A-6

1 Definitions and interpretation

Term	Meaning

Consolidated Group	a Consolidated Group or a MEC group as those terms are defined in section 995-1 of the Tax Act.

Control	has the meaning given in section 50AA of the Corporations Act.

Corporations Act	the Corporations Act 2001 (Cth).

Critical Separation Activity

means any one or more of:

1   the establishment and delivery of the Ringfenced System and the Initial-State Clone (each as defined in Schedule 5 of the ITSA) at Completion in accordance with clause 1.1(a)(iii(A) of Schedule 5 of the ITSA;

2   any Separation Activity the completion of which on or before Completion is essential to ensuring that the Target Petroleum Business can operate, on and from Completion, without a significant risk (such risk also being materially greater than the level of risk to which other reputable Third Parties operating comparable oil and gas businesses of a similar size are exposed) of any one or more of the following circumstances occurring:

a.   a significant threat to health and safety such that the relevant Project or facility is unable to safely operate;

b.  a serious environmental incident in respect of a Project or the oil and gas operations of the Target Group that would involve significant contamination or pollution or a serious breach of environmental law, or of a regulation, permit or Authorisation, in each case, that has a material adverse effect on the assets, liabilities, reputation or operations of the Target Group;

c.   the Target Group breaching applicable laws in a manner that has a material adverse effect on the assets, liabilities, reputation or operations of the Target Group; or

d.  a material element of the ordinary operations of the Target Petroleum Business being prevented or impaired such that there is a material adverse effect on the assets, liabilities, reputation or operations of the Target Group, provided that, in each case, the circumstances are:

e.   a material departure from the conduct and operation of the Target Petroleum Business in the 6 month period immediately preceding the date of this agreement; and

f.   not reasonably capable of being mitigated or avoided, either by Woodside or through the provision of transitional services by the Other Seller Entities (on the basis that such services are treated as Separation Activities and subject to the costs regime set out in the ITSA),

(each such circumstance in this item 2 being a “Material Adverse Separation Circumstance”).

A-7

1 Definitions and interpretation

Term	Meaning

Current Insurance Policies	those Insurance Policies in force and in respect of which the period of insurance has not expired as at the date of this agreement.

Cut Off Date	30 June 2022, or as extended in accordance with clause 2.5.

Data Centres

1   the data centre the subject of the Data Center Lease between IP Stream Houston, LLC and BHP Billiton Petroleum (Deepwater) Inc. dated 12 June 2013; and

2   the data centre in respect of which the services are provided under the Disaster Recovery and Data Center Services Agreement between CyrusOne LLC and BHP Billiton Petroleum (Deepwater) Inc. dated 10 July 2014.

Decommissioning Liabilities

any Liabilities arising from or relating to any or all of:

1   abandonment;

2   decommissioning;

3   restoration, remediation, rehabilitation and reclamation of the surface and subsurface of lands or waters; and

4   removal and making safe of,

any of the property relating to, associated with, employed, held or utilised in connection with the Target Petroleum Business (including any pipelines, plant, machinery, wells, facilities and any other offshore and onshore installations and structures), including Liabilities arising from or relating to any obligation (whether express or implied) under or pursuant to any Petroleum Title, any agreement, contract or understanding, or any Environmental Laws or other law, duty of care, international law or convention or other obligation howsoever arising, including obligations under all applicable regulations and any commitments made under any abandonment and site restoration plans prepared in respect of all or any part of the Target Petroleum Business, and including any residual liability for continuing insurance, maintenance and monitoring costs, whether arising before, on or after the Effective Time and irrespective of whether such Liabilities arise as a consequence of the negligence, fault or breach of duty or on account of strict liability on the part of any Target Group Member or any Seller Group Member or otherwise.

Demand	a written notice of, or demand for, an amount payable.

Detailed Matters Letter	the letter between the Parties executed on the same date as this agreement.

Designated Person	has the meaning given in clause 15.8(c).

Direct Distribution	the Distribution being effected by the Share Consideration being issued directly by Woodside to the BHP Shareholders as a result of the Seller making an election in accordance with clause 3.5(a)(5).

Directors & Officers Insurance	means a liability Insurance Contract, self- or mutual-insurance arrangements, and insurance provided via a BHP Captive, providing “directors and officers” insurance coverage taken out by a Seller Group Member for the benefit of (amongst others) the directors, officers, managers and employees of the Target Group Members, insuring them against liability for acts and omissions in their capacity as directors, officers, managers or employees of the Target Group Members and in effect as at the date of this agreement.

A-8

1 Definitions and interpretation

Term	Meaning

Disputing Action	in respect of a Tax Demand, any action to cause the Tax Demand to be withdrawn, reduced or postponed or to avoid, resist, object to, defend, appear against or compromise the Tax Demand and any judicial or administrative proceedings arising out of that action.

Distribution	the in specie distribution of Woodside Shares by BHP to the BHP Shareholders that are on the BHP Register on the Distribution Record Date in satisfaction of a dividend, capital reduction or a combination of the two that has been declared or determined by the BHP Board.

Distribution Entitlement

the number of Woodside Shares comprising the Share Consideration to which each BHP Shareholder is entitled (subject to operation of clause 3.7(g)):

A = B x (C / D)

where:

A is the number of Woodside Shares comprising the Share Consideration to which each BHP Shareholder is entitled.

B is the total number of new Woodside Shares issued as Share Consideration.

C is the number of BHP Shares held by the BHP Shareholder at the Distribution Record Date.

D is the total number of BHP Shares on issue at the Distribution Record Date.

Distribution Implementation	implementation of the Distribution in accordance with this agreement, being the issue or transfer of the Share Consideration to Participating BHP Shareholders and the Sale Agent, and the recording of the issue of the Share Consideration to Participating BHP Shareholders and the Sale Agent as at the Distribution Record Date in the Woodside Register.

Distribution Record Date	the time determined by the BHP Board as the date for determining BHP Shareholders’ entitlement to the Distribution.

Divested Assets	has the meaning given in clause 12.3(c)(2).

Divestment Agreement

each of the following agreements:

1  Share and Membership Interest Purchase Agreement between BHP Billiton Petroleum (Arkansas Holdings) Inc and MMGJ Hugoton III, LLC dated 26 July 2018;

2   Share Purchase Agreement between BHP Billiton Petroleum (North America) Inc. and BP America Production Company dated 26 July 2018 and the Guaranty Agreement entered on or about the same date entered into by BHP Billiton Petroleum International Pty Ltd in favour of BP Production Company;

3   Ongoing Divestment Asset SPA; and

4   Purchase and Sale Agreement between BHP Billiton Petroleum Properties (N.A.), LP, BHP Billiton Petroleum (TXLA Operating) Company, BHP BILLITON Petroleum (TX Gathering), LLC, and Petrohawk Energy Corporation and Encana Oil & Gas dated 20 September 2016.

A-9

1 Definitions and interpretation

Term	Meaning

Dormant Entity

each of the following:

1   BHP Petroleum (Arkansas Holdings) LLC;

2   BHP Billiton Boliviana de Petroleo Inc;

3   BHPB Petroleum (Trinidad Block 23B) Ltd;

4   BHPB Petroleum (Trinidad Block 23B) Ltd (Trinidad and Tobago);

5   BHPB Petroleum (Trinidad Block 7) Ltd (Trinidad and Tobago);

6   BHP Billiton Petroleum (Trinidad Block 7) Limited;

7   BHP Billiton Petroleum (International Exploration) Pty. Ltd. (India);

8   BHP Petroleum (Tankers) Limited;

9   BHP Petroleum (Trinidad Block 28) Ltd (Trinidad and Tobago);

10   BHP Petroleum (Trinidad Block 28) Limited;

11   BHP Petroleum (Trinidad Block 3) Limited (Trinidad and Tobago);

12   BHP Petroleum (Trinidad Block 3) Limited;

13   BHP Petroleum (Trinidad Block 6) Limited (Trinidad and Tobago);

14   BHP Petroleum (Trinidad Block 6) Limited;

15   BHP Petroleum (Trinidad Block 29) Limited (Trinidad and Tobago);

16   BHP Petroleum (Trinidad Block 29) Limited;

17   BHP Billiton Petroleum (South Africa 3B-4B) Limited;

18   BHP Billiton Boliviana de Petroleo Inc (Sucursal Bolivia);

19   BHP Petroleum (Tankers) Limited - Australian Branch; and

20   BHP Billiton Petroleum (South Africa 3B/4B) Limited (South Africa Branch).

DPA	Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. § 4565) and all rules and regulations thereunder, including those codified at 31 C.F.R. Parts 800 and 801.

Duty	any stamp, transaction or registration duty or similar charge imposed by any Governmental Agency and includes any interest, fine, penalty, charge or other amount imposed in respect of any of them.

Effective Time	11:59pm, 30 June 2021.

Electronic Data	has the meaning given in clause 15.5(c).

A-10

1 Definitions and interpretation

Term	Meaning

Employee

any:

1   employee of a Target Group Member who remains employed by a Target Group Member immediately before Completion;

2   Transferring Employee; and

3   Singapore Transferring Employee,

but in all cases excluding any Seller Employee.

Employee Entitlement	any wages, salary, bonuses, allowances and other benefits or entitlements accruing and payable to an Employee pursuant to their employment including under any applicable employment contract, industrial instrument or at law and including superannuation entitlements.

Encumbrance

an interest or power:

1   reserved in or over an interest in any asset; or

2   created or otherwise arising in or over any interest in any asset under a security agreement, a bill of sale, mortgage, charge, lien, pledge, trust or power or title retention, by way of, or having similar commercial effect to, security for the payment of a debt, any other monetary obligation or the performance of any other obligation, and includes, but is not limited to:

3   any agreement to grant or create any of the above;

4   any third party right or interest, or any right arising as a consequence of the enforcement of a judgment; and

5   a security interest within the meaning of section 12(1) or (2) of the PPSA.

Entity	includes a body corporate, a partnership, a trust and the trustee of a trust.

Environment

1   the climate;

2   any ecological systems or components thereof (including living organisms existing in such systems);

3   the living organisms which live in them (including persons, communities or people and their physical, biological and social surroundings); and

4   all or any of the following media (alone or in combination): air (including the air within buildings and the air within other natural or man-made structures whether above or below ground), water (including water under or within land or in drains, culverts or sewers, and coastal and inland waters) and land (including land under water).

A-11

1 Definitions and interpretation

Term	Meaning

Environmental Laws

all or any applicable laws from time to time in force, as such laws are interpreted and applied in practice from time to time, including:

1   any national, provincial, state, municipal, regional, local or governmental statutes, legislation, regulations, rules, judgments or orders or any other laws or legislation (including any rules, regulations or orders made thereunder);

2   any international conventions or treaties having the force of law;

3   all ordinances, notices, codes of practice, directives, circulars or guidance notes or Authorisations (and all conditions relating to such Authorisations) made or issued under paragraph 1 of this definition; and

4   any judgments, notices, orders, directions, instructions, policies or awards of any Governmental Agency under paragraphs 1 or 2 of this definition,

to the extent that they relate to Environmental Matters.

Environmental Liabilities	any Liabilities arising from or relating to any Environmental Matters arising under any Environmental Law or otherwise in connection with any Asset or any Target Group Member whether arising before, on or after the Effective Time and irrespective of whether such Liabilities arise as a consequence of the negligence, fault or breach of duty or on account of strict liability on the part of any Target Group Member or any Seller Group Member or otherwise.

Environmental Matters	all matters relating to the Environment, including the condition, pollution, emission, contamination or protection of the Environment and the remediation or compensation for any pollution of, emission to or damage or harm to, the Environment.

Equity Ratio	is 48/52, except that following the occurrence of a Permitted Equity Raise, the Equity Ratio will be adjusted to be the total number of Woodside Shares comprising the Share Consideration (calculated as if the Permitted Equity Raise has occurred but on the basis that thereafter (i) no further Permitted Equity Raises occur, and (ii) no Woodside Dividend Shares are issued in respect of dividends to be declared after the Permitted Equity Raise) divided by the total number of the Woodside Shares on issue following the Permitted Equity Raise.

ERISA	the U.S. Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate	with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Internal Revenue Code or Section 4001(b)(l) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

Excluded Claim

1   in respect of a Claim against the Seller, a Tax Claim or a Claim arising under the Title and Capacity Warranties; and

2   in respect of a Claim against Woodside, a Claim arising under the Woodside Title and Capacity Warranties or Warranty 6 of Schedule 3.

A-12

1 Definitions and interpretation

Term	Meaning

Excluded Records

1   any record, document, data or information of the Other Seller Entities that is not exclusively used in connection with any of the Target Group Members or the Target Petroleum Business;

2   any record of the Seller Group in connection with the evaluation of or negotiation process in respect of the MCD, this agreement or the transactions contemplated by the Transaction Agreements or the evaluation of a demerger of the Target or the Target Petroleum Business;

3   each document of the Other Seller Entities that is subject to legal professional privilege other than documents solely relating to Target Group Members;

4   each document of the Other Seller Entities which cannot be disclosed as a result of:

a.   restrictions by third party agreements or law; or

b.  required consents not having been obtained,

in each case provided that reasonable endeavours have been used by the Other Seller Entities to obtain consent to the disclosure;

5   any records relating to personal information, personal data or personnel files collected by or on behalf of the Other Seller Entities, other than with respect to any of the Target Group Members or the Target Petroleum Business;

6   all documentation and descriptions of the Intra-group Funding Arrangements or the Seller Group treasury arrangements, other than to the extent that it exclusively relates to the Target Group and:

a.   does not contain intellectual property rights owned by the Seller Group that are connected to the Intra-group Funding Arrangements and used by Other Seller Entities (Relevant Funding IPR) (for the avoidance of doubt, only the specific information carrying the Relevant Funding IPR will be an Excluded Record and the Seller shall take steps to redact, omit or separate this information); or

b.  if it does contain Relevant Funding IPR, then the Relevant Funding IPR is necessary for a Permitted Purpose;

7   any information that presents (other than in an incidental or immaterial manner) the Seller Group’s commodity, foreign exchange, discount rate or economic or similar views or investment making or decision making principles, criteria or approach in each case that may be applied to or used by Other Seller Entities and their businesses, but only to the extent that such information remains current and is not “out of date”;

8   Pre-Completion Privileged Materials; and

9   any record, data or information, regardless of format or form (including whether in paper or digital form), to the extent it was created, generated or received prior to 31 October 2014, and the record, data or information is no longer readily accessible by any Seller Group Member using reasonable efforts to access or retrieve the information.

A-13

1 Definitions and interpretation

Term	Meaning

Excluded Retiree Medical Plan Participant	a current or former employee (or current or former employee’s beneficiary) entitled to benefits under the Copper or Coal division (which includes the Minerals division) of the BHP (USA) Inc. Health Plan for Salaried Retirees.

Excluded Supplemental Plan Participant	a current or former employee (or current or former employee’s beneficiary) of a Coal, Copper or other employer affiliate of the Seller (other than a Target Group Member) entitled to benefits under the BHP USA Supplemental Plan.

Excluded Tax	1 PRRT, if the tax return is a PRRT instalment statement; or 2 an Expense Tax (as defined in Schedule 8).

Exclusivity Period	the period between the date of this agreement and the earlier of Completion and termination of this agreement.

Existing Representation	has the meaning given in clause 15.8(c).

Existing Tax Dispute	has the meaning given in the Seller Disclosure Letter.

Exit Payment	the payment required to be made by clause 17.1(c) in accordance with the Tax Sharing Agreement and pursuant to section 721-35 of the Tax Act.

Expert	has the meaning given in paragraph 2.5(b) of Schedule 6.

Expert’s Report	has the meaning given in paragraph 2.5(d) of Schedule 6.

Fairly Disclosed	a reference to ‘Fairly Disclosed’ means disclosed to the other Party or its Related Bodies Corporate (or to their respective directors or employees), to a sufficient extent, and in sufficient detail, so as to enable a reasonable person experienced in transactions similar to the Transaction and experienced in a business similar to any business conducted by the Party making the disclosure, to identify the nature and scope of the relevant matter, event or circumstance and the fact that it may have financial, operational or other consequences.

FCA	the Financial Conduct Authority of the United Kingdom and, where applicable, any successor body or bodies carrying out the functions currently carried out by the Financial Conduct Authority.

FIRB	the Foreign Investment Review Board.

Form F-4 Registration Statement	the U.S. registration statement on Form F-4 to be prepared and filed by Woodside with the SEC under the US Securities Act relating to the offers and sales of the new Woodside Shares, as amended or supplemented from time to time.

A-14

1 Definitions and interpretation

Term	Meaning

Form F-6 Registration Statement	the U.S. registration statement on Form F-6 to be prepared and filed by the ADS Depositary Bank with the SEC relating to the registration under the US Securities Act of the Woodside ADSs, as amended or supplemented from time to time.

Form 8-A Registration Statement	the U.S. registration statement on Form 8-A to be prepared and filed by Woodside with the SEC under the US Exchange Act relating to the class of new Woodside Shares and class of Woodside ADSs, as amended or supplemented from time to time.

Former Subsidiary Cover	means an Insurance Contract (or part thereof) providing “directors and officers” liability insurance coverage with respect to Target Group Members and their directors, officers, managers and employees that provides cover for acts or omissions occurring on or before Completion of directors, officers, managers and employees of the Target Group Members.

Freehold Properties	the freehold properties listed in Attachment 4 of the Seller Disclosure Letter.

FSMA	the Financial Services and Markets Act 2000 of the United Kingdom, as amended from time to time.

Government Official

any:

1   individual who is employed by or acting on behalf of a Governmental Agency, government, government-controlled entity, wholly or partially-owned government entity, or public international organisation;

2   political party, party official or candidate;

3   individual who holds or performs the duties of an appointment, office or position created by custom or convention; or

4   individual who holds themselves out to be the authorised intermediary of any person specified in paragraphs 1, 2 or 3 above.

Governmental Agency	any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity (including any stock or other securities regulatory authority or exchange), or any minister of the Crown in right of the Commonwealth of Australia or any State, and any other federal, state, provincial, or local government, whether foreign or Australian.

Group Liability	has the same meaning as that term is defined in section 721-10(1)(a) of the Tax Act.

Group Liability Date	the date Group Liability becomes due and payable.

GST	goods and services tax or similar value added tax levied or imposed in Australia under the GST Law or otherwise on a supply.

A-15

1 Definitions and interpretation

Term	Meaning

GST Act	the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

GST Group	has the same meaning as that term is defined in the GST Act.

GST Law	has the same meaning as in the GST Act.

Guarantees	has the meaning given in clause 5.11.

Head Company	has the same meaning as that term is defined in section 995-1 of the Tax Act.

HSR Act	the Hart–Scott–Rodino Antitrust Improvements Act of 1976.

Immediately Available Funds	cash, bank cheque or telegraphic or other electronic means of transfer of cleared funds into a bank account nominated in advance by the payee.

Indirect Distribution	the Distribution being effected after the Seller, and if applicable, BHP Group Plc, has been registered as the holder of the Share Consideration in the Woodside Register, as a result of the Seller making an election in accordance with clause 3.5(a)(3) or 3.5(a)(4).

Industrial Instrument	any enterprise agreement (as defined in the Fair Work Act 2009 (Cth)), and any industry-wide collective agreement, any other collective bargaining agreement, agreement or understanding with any trade union, works council or similar employee representative of Employees, and any other instrument that would have a similar effect to the preceding classes of instruments under the laws of any jurisdiction in which the Target Group operates.

Ineligible Foreign Shareholder

a BHP Shareholder on the BHP Register at the Distribution Record Date whose registered address on the BHP Register is in any jurisdiction (Ineligible Jurisdiction) where the Seller determines (acting reasonably and following consultation with Woodside) that it would be unlawful, unduly onerous or unduly impracticable (in each case in respect of either BHP or Woodside) to distribute the new Woodside Shares comprising the Share Consideration, it being agreed that:

1   each of the United States of America and United Kingdom must not be determined as an Ineligible Jurisdiction by the Seller; and

2   any jurisdiction which would require Woodside to issue, lodge, file or register a formal disclosure or registration document (other than Australia, United Kingdom and the United States) must be an Ineligible Jurisdiction unless Woodside agrees otherwise, unless the requirements are not unduly onerous.

A-16

1 Definitions and interpretation

Term	Meaning

Insolvency Event

means, in relation to an entity:

1   the entity resolving that it be wound up or a court making an order for the winding up or dissolution of the entity;

2   a liquidator, provisional liquidator, administrator, receiver, receiver and manager or other insolvency official being appointed to the entity or in relation to the whole, or a substantial part, of its assets;

3   the holder of an encumbrance takes possession of the whole or substantial part of the undertaking or property of the entity;

4   the entity executing a deed of company arrangement;

5   the entity proposes or takes any steps to implement a scheme or arrangement or other compromise with its creditors or any class of them;

6   the entity ceases, or threatens to cease to, carry on substantially all the business conducted by it as at the date of this agreement;

7   the entity is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act (or, if appropriate, legislation of its place of incorporation);

8   the entity is declared or taken under applicable law to be insolvent or the entity’s board of directors resolve that it is, or is likely to become insolvent; or

9   the entity being deregistered as a company or otherwise dissolved,

but ignoring any such occurrence or circumstances that exists as a result of a failure by Woodside to comply with its obligations in clause 5.2(c).

Insurance Contract	means insurance contracts, policies, agreements, cover notes or similar.

Insurance Policies	means the BHP Group Insurance Policies and the Target Group Insurance Policies.

Integration Activities	has the meaning given in the ITSA.

Integration Plan	the plan developed by the Seller and Woodside in accordance with the ITSA.

Integration Steering Committee	the committee of that name established by the Seller and Woodside in accordance with clause 7.1 of the ITSA.

Intellectual Property Rights	all intellectual and industrial property rights and interests throughout the world, whether registered or unregistered, including trade marks, designs, patents, inventions, circuit layouts, copyright, trade secrets and analogous rights, confidential information, knowhow and domain names and all other intellectual property rights as defined in Article 2 of the convention establishing the World Intellectual Property Organisation on 14 July 1967 as amended from time to time.

A-17

1 Definitions and interpretation

Term	Meaning

Interest Rate	the daily 11.00am cash rate quoted on Reuters page RBA30.

Interim Non-Target Group Employee List	the list referred to in clause 3.1(a)(2) of Schedule 4.

Interim Target Functions Employee List	the list referred to in clause 3.1(a)(3) of Schedule 4.

Internal Revenue Code	the U.S. Internal Revenue Code of 1986, as amended.

Intra-group Funding Arrangements

all funding arrangements between any Other Seller Entities and Target Group Members comprising of receivables due to any:

1   Other Seller Entity that are payable by a Target Group Member; or

2   Target Group Member that are payable by an Other Seller Entity,

but excluding any such arrangements between Target Group Members (that is, both payable and receivable by Target Group Members).

IT Assets	has the meaning given in clause 5.1(d).

ITSA	the Integration and Transition Services Agreement entered into between the Seller and Woodside on the date of this agreement.

Joint Operating Agreements	each joint operating agreement listed in Attachment 3 of the Seller Disclosure Letter.

JV Contract	a contract in whatever form relating to joint operating, joint venture, production sharing or similar arrangements, in each case in relation to the exploration, appraisal, development or production of petroleum.

Leasehold Properties	the properties leased by the Target Group Members listed in Attachment 4 of the Seller Disclosure Letter.

Liability	all debts, costs, damages, expenses, charges, penalties, outgoings, Losses, liabilities or obligations whatsoever, whether actual, prospective, contingent or otherwise and whether or not ascertained.

Limited ADS	a Limited American Depositary Share issued under the second amended and restated deposit agreement dated 2 July 2007 between BHP Group Limited and Citibank, N.A., as depositary (the Limited ADS Deposit Agreement).

A-18

1 Definitions and interpretation

Term	Meaning

Locked Box Accounts	the audited consolidated balance sheet, cashflow statement and profit and loss statement of the consolidated Target Group (excluding the Restructure Entities) as at 30 June 2021.

Locked Box Payment	the amount determined in accordance with Part 1 of Schedule 6.

Locked Box Payment Statement	a statement prepared in accordance with Part 2 of Schedule 6.

London Stock Exchange	means the London Stock Exchange plc.

Loss	losses, liabilities, damages, costs, charges and expenses and includes Taxes, Duties and Tax Costs.

MAP award	an award under the Seller’s Management Award Plan (MAP), being a plan governed by the rules of the BHP Billiton Limited Executive Incentive Plan (Executive Incentive Plan). Under the MAP, participants are granted an award of conditional rights to the Seller’s Shares subject to satisfaction of a service condition.

Market Abuse Regulation	means the UK version of the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018 (as amended)).

Matching Shares	the Seller Shares to which Shareplus participants become entitled upon satisfaction of certain conditions determined by the Seller’s Directors (including retaining some or all of the Acquired Shares for a specified qualification period).

Material Adverse Separation Circumstance	has the meaning given in item 2 of the definition of “Critical Separation Activity”.

Material Conflict Notice	means a written notice given by the Seller to Woodside that the Seller considers there is a Material Insurance Conflict (or a reasonable likelihood of a Material Insurance Conflict) and giving reasons for the asserted conflict.

Material Insurance Conflict	means a material conflict of interest, or a reasonable likelihood of material conflict, between the interests of, on the one hand, the Seller and, on the other hand, Woodside or a Target Group Member with respect to an insurance claim to which clause 5.16(g) or 5.16(h) applies.

MCD	the Merger Commitment Deed between the Seller and Woodside dated 17 August 2021.

A-19

1 Definitions and interpretation

Term	Meaning

Minority Interests

the following interests held by a Target Group Member:

1   Marine Well Containment Company LLC (10% interest);

2   Caesar Oil Pipeline Company, LLC (25% interest);

3   Cleopatra Gas Gathering Company LLC (22% interest);

4   China Administration Company Pty Ltd (16.67%);

5   International Gas Transportation Company Limited (16.67%);

6   North West Shelf Gas Pty Limited (16.67%);

7   North West Shelf Liaison Company Pty Ltd (16.67%);

8   North West Shelf Lifting Coordinator Pty Ltd (16.67%);

9   North West Shelf Shipping Service Company Pty Ltd (16.67%);

10   Iwilei District Participating Parties, LLC (14.96%); and

11   Oil Insurance Limited (2.10%),

where the Parties acknowledge that the percentage interests listed in items 10 and 11 are subject to change from time to time for movements in issued capital.

Mixed Primarily TPB Record	a Mixed Record that is primarily used in connection with any of the Target Group Members or the Target Petroleum Business.

Mixed Records

any record, document, data or information of an Other Seller Entity, regardless of the format or form (including in electronic, digital, paper or physical form) that:

1   is an Excluded Record only by operation of paragraph 1 of the definition of “Excluded Record”; and

2   contains information used in, and specifically relates to, or which is necessary for the conduct or operation of, any of the Target Group Members or the Target Petroleum Business (including the Integration Activities).

Net Amount	has the meaning given in clause 3.6(e).

Net Balance Sheet Impact	the amount equal to the Balance Sheet Positive Impact (which may be zero) less the Balance Sheet Negative Impact (which may be zero), expressed as a positive number

NiW GSA	the gas supply agreement between BHP Billiton Petroleum (Australia) Pty Ltd and BHP Billiton Nickel West Pty Ltd dated 17 September 2014, as amended by Letter Agreement dated 19 March 2015 and Letter Agreement dated 12 June 2019.

Nominated Counterparty	has meaning given in clause 6.4(a).

A-20

1 Definitions and interpretation

Term	Meaning

Non-Target Group Employee List	the list referred to in clause 3.1(b)(1) of Schedule 4.

NOPTA	the National Offshore Petroleum Titles Administrator.

North West Shelf Project

the projects that are operated pursuant to:

1   the Australian North West Shelf Project Agreement, as restated on 31 July 2020 between BHP Billiton Petroleum (North West Shelf) Pty Ltd, BP Developments Australia Pty Ltd, Chevron Australia Pty Ltd, CNOOC NWS Private Limited, Japan Australia LNG (MIMI) Pty Ltd, Shell Australia Pty Ltd, Woodside Energy Limited and Woodside; and

2   the Cossack Wanaea Lambert Hermes Project Agreement as amended and restated on 8 March 2001 between Woodside Energy Ltd, Shell Australia Ltd, BHP Petroleum (North West Shelf) Pty Ltd, BP Developments Australia Pty Ltd, Chevron Australia Pty Ltd and Japan Australia LNG (MIMI) Pty Ltd and Woodside.

Notified Party	has the meaning given in clause 11.17.

NYSE	the New York Stock Exchange, Inc.

OBL Support	the liability of the Seller provided pursuant to the Royalty Agreement dated 28 December 1960 between BHP Billiton Limited and Oil Basins Incorporated.

Occurrence-Based Liability Insurance Policies

means a liability Insurance Contract (whether standalone or part of a composite policy), self- or mutual-insurance arrangements, and insurance provided via a BHP Captive, taken out by a Seller Group Member where the insurer’s liability to indemnify is triggered by an occurrence, event, happening, fact, circumstance, matter, thing or liability which happens or occurs within the policy period, even if:

1   any claim against an insured in connection with that occurrence, event, happening, fact, circumstance, matter, thing or liability is made outside of the policy period; or

2   the insured’s or insurer’s liability is not determined or ascertained until after the policy period expires,

but excluding any Claims-Made Liability Insurance Policies. For the avoidance of doubt, Occurrence-Based Liability Insurance Policies includes property damage and business interruption insurance policies whether issued by a BHP Captive or otherwise.

Ongoing Divestment Agreement	has the meaning given to the term in the Detailed Matters Letter.

A-21

1 Definitions and interpretation

Term	Meaning

Ongoing Divestment Indemnity	the indemnity in paragraph 2.3(e) of the Detailed Matters Letter.

Ongoing Divestment Asset SPA	has the meaning given to the term in the Detailed Matters Letter.

Operator	the entity appointed in the role of the ‘Operator’ under the relevant joint operating agreement or joint venture contract, as amended from time to time.

OPGGSA	the Offshore Petroleum and Greenhouse Gas Storage Act 2006 (Cth).

Original ERP System	means all data, applications, processes and systems comprised in the Other Seller Entities’ ‘1SAP’ system as such system exists as at the date of this agreement, subject to any modifications or developments made by the Other Seller Entities after the date of this agreement from time to time.

Other Material Contract	a contract, commitment or arrangement which is reasonably likely to generate revenue or incur expenses for any Target Group Member or Woodside Group Member (as applicable) over the term of the contract, commitment or arrangement in excess of US$[***].

Other Seller Entities	the Seller Group Members that are not Target Group Members.

Outstanding Woodside Shares	the number of Woodside Shares on issue at the relevant time.

Participating BHP Shareholder

each BHP Shareholder on the BHP Register as at the Distribution Record Date who is not:

1   an Ineligible Foreign Shareholder; nor

2   a Selling Shareholder in respect of the entirety of their Distribution Entitlement.

Party	each of Woodside and the Seller.

PEMEX	Pemex Exploracion y Produccion, a State-Owned Enterprise, an affiliate of Petróleos Mexicanos (Federal Taxpayer Number 9207167XA).

Permitted Encumbrance

1   any charge or lien arising in favour of a Governmental Agency by operation of law, provided that no liability secured by such charge of lien is overdue for payment (unless contested in good faith);

2   any interest or right, including in relation to personal property, arising under any joint operating agreements, joint venture contracts, production sharing or petroleum sales contracts or related or similar arrangements, including any pre-emptive rights of any kind;

A-22

1 Definitions and interpretation

Term	Meaning

3   any Encumbrance in favour of a Governmental Agency for Taxes (including any Tax credits) and assessments not yet due and payable or not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings;

4   mechanics’, materialmen’s, carriers’, workers’, repairers’ and statutory liens and rights in rem provided that no Target Group Member is in default in relation to the lien or any agreement or arrangement related to the lien;

5   every lien or retention of title arrangement securing the unpaid balance of purchase money for property acquired in the ordinary course of business provided that no Target Group Member is in default in relation to the retention of title arrangement;

6   any interest or right arising under the terms and conditions of the relevant Petroleum Title or under the Petroleum Legislation;

7   any Encumbrance in relation to personal property (as defined in the PPSA and to which that Act applies) that is created or provided for by:

•  a transfer of an Account or Chattel Paper;

•  a PPS Lease; or

•  a Commercial Consignment,

that is not a security interest within the meaning of section 12(1) or (2) of the PPSA;

8   the interest of the lessor or owner in respect of assets subject to a finance or capital lease, a hire-purchase agreement or a conditional sale agreement; and

9   any other Encumbrance approved by Woodside, where the amount secured does not increase, and the time for payment of that amount is not extended, beyond the amount and time approved by Woodside.

In this definition, Account, Chattel Paper, PPS Lease and Commercial Consignment have the meanings given in the PPSA.

Permitted Equity Raise

any issue (in accordance with the ASX Listing Rules) of Woodside Shares by Woodside for the purpose of raising capital, other than:

1   the issue of Woodside Shares on the vesting of any rights or entitlements to Woodside Shares on issue under Woodside’s executive incentive plan or other employee incentive arrangements; and

2   the issue of Woodside Shares under the Woodside DRP, or any underwritten component of the Woodside DRP.

Permitted Purpose	the purpose of or in connection with Woodside or any Target Group Member operating the Target Petroleum Business, to comply with legal and contractual obligations, to discharge statutory obligations, to prepare tax returns, accounts and other financial statements, discharge statutory obligations (including those relating to sanctions and anti-corruption or other similar activities), to comply with Tax (including reply to a general request for information received from the ATO), Duty or other legal requirements, to conduct legal or arbitration proceedings or in connection with any public, regulatory or

A-23

1 Definitions and interpretation

Term	Meaning
governmental investigations, inquiries or commissions, or a corporate governance or any other compliance related purpose.

Permitted Tax	the amount calculated under Schedule 8.

Personnel Files	any employment related records of Employees required to be created and kept by any law, including records relating to past employee members of the Target Group US Plans.

Petroleum Legislation	in relation to each of a Petroleum Title or Woodside Petroleum Title, the legislation under which the Petroleum Title or Woodside Petroleum Title, respectively, was granted.

Petroleum Titles	each petroleum title listed in Attachment 3 of the Seller Disclosure Letter.

Plc ADS	a BHP Group Plc American Depositary Share issued under the second amended and restated deposit agreement dated 2 July 2007 between BHP Group Plc and Citibank, N.A., as depositary (the Plc ADS Deposit Agreement).

PPSA	the Personal Property Securities Act 2009 (Cth).

PPS Register	means the register established under the PPSA.

Pre Completion Insurance Claim	has the meaning given in clause 5.16(g).

Pre-Completion Privileged Materials	all Pre-Completion Privileges, and all books and records and other documents of the Seller Group to the extent (and only to the extent) containing any advice or communication that is subject to any Pre-Completion Privilege.

Pre-Completion Privileges	has the meaning given in clause 15.8(c).

Pre Completion Returns	has the meaning given in clause 17.4(a).

Pre-Completion Tax Event	has the meaning given in clause 17.4(h).

Pre-Completion Designated Persons	has the meaning given in clause 15.8(c).

Pre-Tax Net Cash Flow

all pre-Tax operating cash flows other than investing or financing flows, excluding any interest received, paid or accrued but including:

1   any cash received from or paid to equity accounted associates consistent with these definitions as set out in the accounting policies adopted by the Target Group;

A-24

1 Definitions and interpretation

Term	Meaning
2 any external dividend received by the Target Group in accordance with the accounting policies adopted by the Target Group; and 3 any payments in respect of leases in accordance with IFRS16.

Prior Company Counsel	has the meaning given in clause 15.8(c).

Proceeds	has the meaning given in clause 3.7(k)(2).

Projects	the projects described in Attachment 3 of the Seller Disclosure Letter.

Properties	the Freehold Properties and Leasehold Properties.

Prospectus Regulation Rules	the prospectus regulation rules made by the FCA, and includes, where appropriate, relevant provisions of the UK Prospectus Regulation as referred to or incorporated within the Prospectus Regulation Rules, under section 73A of FSMA, as amended from time to time.

Protocols	the Information Disclosure Protocols agreed between the Target and Woodside dated 8 July 2021.

PRRT	Petroleum Resources Rent Tax imposed under the Petroleum Resource Rent Tax Assessment Act 1987 (Cth).

Public Databases Relevant to Target

the records, registers or databases maintained by:

1   Corporate: the Australian Securities Investment Commission, Australian Securities Exchange, the Texas Secretary of State and the Delaware Secretary of State (Division of Corporations) in the United States, the Mexican Commercial Public Registry (Registro Publico de Comercio), the Registry of Joint Stock Companies of Nova Scotia and the Corporate Registry of Alberta (Canada) and the Companies Registry of the Republic of Trinidad and Tobago;

2   Courts and tribunals: the High Court of Australia, the Federal Court of Australia, the Federal Circuit Court of Australia, the Supreme Courts of Victoria, New South Wales, Queensland, South Australia, Western Australia, Tasmania, the District Courts of New South Wales, Queensland, Western Australia and South Australia and the County Court of Victoria, Courts of Appeal of Western Australia and South Australia and the County Court of Victoria, the National Native Title Tribunal, the state and federal courts located in Harris County, Texas, the state and federal courts located in Orleans Parish, Louisiana, the Superior Tribunal of Justice of Mexico City, and the Federal Conciliation and Registry Centers (Centro Federal de Conciliacion y Registro Laboral) and the Judiciary of Trinidad and Tobago;

3   Real property: the Department of Environment, Land, Water & Planning (Victoria), the Land Titles Office in Queensland, the Department of Planning, Transport and Infrastructure (SA), Landgate in Western Australia and the Land Titles Office in

A-25

1 Definitions and interpretation

Term	Meaning

Northern Territory, the Harris County Clerk’s Office, the Orleans Parish Civil Clerk of Court and the Property Public Registry (Registro Publico de la Propiedad) of Mexico City and the State of Tamaulipas;

4   Environment: Environment Protection Authority Victoria, Department of Environment and Heritage Protection (Queensland), Environment Protection Authority (SA), Department of Environment Regulation (WA), and Northern Territory Environment Protection Authority, the “Incidents of Non-Compliance” section of the BSEE Data Center maintained by the Bureau of Safety and Environmental Enforcement for the 5 year period prior to the date of this agreement, the LDEQ EDMS database maintained by the Records Management Section of the Louisiana Department of Environmental Quality, Mexico’s Agency for Security, Energy and Climate, Canadian Environmental Assessment Agency, Canada Department of Fisheries and Oceans and the Environmental Management Authority of Trinidad and Tobago; and

5   Titles: National Offshore Petroleum Titles Administrator, Earth Resources (maintained by the Department of Economic Development, Jobs, Transport and Resources (Victoria)), Department of Natural Resources and Mines (Queensland), the Petroleum Exploration and Production System – South Australia, maintained by the Department of the Premier and Cabinet (SA) and Department of Mines, Industry Regulation and Safety (WA) and Department of Primary Industry and Resources (Northern Territory), the “Active-Inactive Leases, Pipeline Permits, Pipeline ROW Files and the Rights of Use and Easement Summary” section of the BOEM Data Center maintained by the Bureau of Ocean Energy Management of the United States Department of the Interior, Ministry of Energy and Energy Industries of Trinidad and Tobago, the National Hydrocarbons Commission of Mexico, the Energy Regulatory Commission of Mexico, the Ministry of Energy of Mexico and the Canada-Newfoundland and Labrador Offshore Petroleum Board,

and the PPS Register maintained by the Australian Financial Security Authority.

Public Databases Relevant to Woodside

the records, registers or databases maintained by:

1   Corporate: the Australian Securities Investment Commission, Australian Securities Exchange, Myanmar Companies Online (MyCo) Registry, Netherlands Chamber of Commerce, Registre du Commerce et du Crédit Mobilier (RCCM);

2   Courts and tribunals: the High Court of Australia, the Federal Court of Australia, the Federal Circuit Court of Australia, the Supreme Courts of Victoria, New South Wales, Queensland, South Australia, Western Australia, Tasmania and the Northern Territory, the District Court, Court of Appeal, the National Native Title Tribunal;

3   Real property: the Department of Environment, Land, Water & Planning (Victoria), the Land Titles Office in Queensland, the Department of Planning, Transport and Infrastructure (SA), Landgate in Western Australia, and the Land Titles Office in Northern Territory;

4   Environment: Environment Protection Authority Victoria, Department of Environment and Heritage Protection (Queensland), Environment Protection

A-26

1 Definitions and interpretation

Term	Meaning

Authority (SA), Department of Environment Regulation (WA), Northern Territory Environment Protection Authority, Myanmar Environmental Conservation Department and Extractive Industries Transparency Initiative (Senegal);

5   Titles: National Offshore Petroleum Titles Administrator, Earth Resources (maintained by the Department of Economic Development, Jobs, Transport and Resources (Victoria)), Department of Natural Resources and Mines (Queensland), the Petroleum Exploration and Production System – South Australia, maintained by the Department of the Premier and Cabinet (SA), Department of Mines, Industry Regulation and Safety (WA), Department of Primary Industry and Resources (Northern Territory) and Petrolier Cadastre, Imprimerie Nationale (Senegal),

and the PPS Register maintained by the Australian Financial Security Authority.

Purchase Price

the:

1   Share Consideration; plus

2   Woodside Dividend Payment; plus, if payable to the Seller, or minus, if payable to Woodside

3   Locked Box Payment; plus or minus (as applicable)

4   any other adjustments made under this agreement (and which are not otherwise included in the Locked Box Payment).

Put Option	the ‘Option’, as defined in the Put Option Deed between Woodside Energy Ltd, Woodside Energy Scarborough Pty Ltd (ACN 650 177 227), BHP Petroleum (North West Shelf) Pty Ltd (ACN 004 514 489) and BHP Petroleum (Australia) Pty Ltd dated 17 August 2021.

Put Option Amounts	has the meaning given in clause 3.10(a)(2).

Readiness Check	has the meaning given in clause 7.2(b).

Regulator’s Draft	in respect of a Woodside Disclosure Document, the version of such document (including in the case of the Woodside EM and NoM, the Woodside Independent Expert’s Report) to be submitted to ASIC, the ASX, the SEC, the FCA, the London Stock Exchange or other equivalent applicable regulatory authority or Governmental Agency for review or approval ahead of publication.

Regulatory Approvals	the: 1 FIRB Approval described in clause 2.1(a); 2 ACCC Approval described in clause 2.1(b); 3 NOPTA Approval described in clause 2.1(c); 4 ASIC, ASX, SARB and JSE actions described in clause 2.1(e);

A-27

1 Definitions and interpretation

Term	Meaning
5 US HSR Act Clearance described in clause 2.1(f); 6 CFIUS Approval described in clause 2.1(g);

7   US Registration Statements have become effective as described in clause 2.1(k);

8   Trinidad and Tobago Approval described in clause 2.1(l);

9   PRC Approval described in clause 2.1(m);

10   Japan Approval described in clause 2.1(n);

11   Mexico Approval described in clause 2.1(o); and

12   Vietnam Approval described in clause 2.1(p).

Reimbursement Fee	US$160,000,000.

Reinsurance Contract	means reinsurance contracts, policies, agreements, cover notes or similar.

Related Body Corporate

has the meaning set out in section 50 of the Corporations Act, except that the term “body corporate” in that term includes any Entity and the term “subsidiary” where used in that section has the meaning given to it in the Corporations Act, but so that:

1   an Entity will also be taken to be a subsidiary of another Entity if it is controlled by that Entity pursuant to section 50AA of the Corporations Act, but disregarding for this purpose section 50AA(4);

2   a trust may be a subsidiary, for the purposes of which a unit or other beneficial interest will be regarded as a share; and

3   an entity may be a subsidiary of a trust if it would have been a subsidiary if both that entity and the trust were a corporation,

and in respect of the Seller, each of:

4   BHP Group Plc and its Related Bodies Corporate (determined by operation of the remainder of this definition of “Related Bodies Corporate”) will be Related Bodies Corporate of each of the Seller and its Related Bodies Corporate (determined by operation of the remainder of this definition of “Related Bodies Corporate”); and

5   the Seller and its Related Bodies Corporate (determined by operation of the remainder of this definition of “Related Bodies Corporate”) will be Related Bodies Corporate of each of BHP Group Plc and its Related Bodies Corporate (determined by operation of the remainder of this definition of “Related Bodies Corporate”).

Related Party Customer Contracts	1 the NiW GSA; and 2 the WAIO GSA.

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1 Definitions and interpretation

Term	Meaning

Related Person

1   in respect of a Party, a Related Body Corporate of that Party;

2   in respect of a Party or its Related Bodies Corporate, each director, officer, employee, advisor, agent or representative of that Party or of its Related Body Corporate; and

3   in respect of an adviser, each director, officer, employee or contractor of that adviser.

Relevant Contracts and Consents	the material contracts, consents and authorisations of the Target Group which contain change of control provisions, unilateral termination rights, notification rights, pre-emptive rights, tag-along rights or applicable regulatory approvals (the latter relating to petroleum titles, licences or similar authorisations including, for example, NOPSEMA) which may be required by, triggered by or exercised in response to, implementation of the Transaction, a list of such contracts, consents and authorisations that have been identified by the Parties as at the date of this agreement being set out in Attachment 2 of the Seller Disclosure Letter (but, for the avoidance of doubt, the Seller does not make any representation in respect of the accuracy or completeness of the list other than to the extent of the Warranties and the Parties may agree that any contracts, consents or arrangements identified after the date of this agreement will be treated as Relevant Contracts and Consents).

Relevant Interest	has the meaning given in sections 608 and 609 of the Corporations Act.

Relevant Record

all books, records, documents, information, accounts and data (whether machine readable or in printed form) that are:

1   a Mixed Record; or

2   are Excluded Records by operation of paragraphs 3 and 4 of the definition of “Excluded Records”,

in each case that relate specifically to, or are necessary for the conduct or operation of, any one or more Target Group Member or the Target Petroleum Business (including the Integration Activities).

Resolution Institute	the alternate dispute resolution body of that name (and formerly known as the Institute of Arbitrators and Mediators Australia and LEADR), or its replacement from time to time.

Restricted Employee	any employee of Broken Hill Proprietary (USA) Inc. as at the date of this agreement who becomes an employee of the Seller Group on or before Completion.

Restructure	the transfer, liquidation or other removal of the following entities from the Target Group: 1 BHP Capital Inc.; 2 BHP Copper Inc.; 3 Resolution Copper Mining LLC; 4 BHP Resolution Holdings LLC;

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1 Definitions and interpretation

Term	Meaning

5 BHP Mineral Resources Inc.; 6 BHP Billiton Petroleum Great Britain Limited; and 7 BHP BK Limited.

Restructure Entities	each of the entities the subject of the Restructure.

Run-Off Cover	has the meaning given in clause 5.16(m)(3).

Sale Agent	a nominee appointed by the Seller following consultation with Woodside to receive and sell Woodside Shares comprising the Share Consideration attributable to the Ineligible Foreign Shareholders and Selling Shareholders (if applicable).

Sale Proceeds Amount

the amount in A$ that an Ineligible Foreign Shareholder or Selling Shareholder who is entitled to a Distribution Entitlement is entitled to receive as a result of the sale of their Distribution Entitlement by the Sale Agent, which is determined pursuant to the following formula:

A = (B ÷ C) x D

where:

A is the amount the relevant Ineligible Foreign Shareholder or Selling Shareholder is entitled to.

B is the number of Woodside Shares that would otherwise have been issued to that Ineligible Foreign Shareholder or Selling Shareholder for its Distribution Entitlement had it not been an Ineligible Foreign Shareholder or Selling Shareholder and which were issued or transferred to the Sale Agent.

C is the total number of Woodside Shares which would otherwise have been issued to all Ineligible Foreign Shareholders and Selling Shareholders in respect of their Distribution Entitlement which were issued to the Sale Agent.

D is the aggregate of all Proceeds realised by the Sale Agent in respect of the sale of all Woodside Shares issued or transferred to the Sale Agent which would otherwise have been issued to all Ineligible Foreign Shareholders and Selling Shareholders in respect of their Distribution Entitlement.

Sale Related Contract	any master sales and purchase agreement, sales and purchase agreement, confirmation notice, time or voyage charter party, marketing representative or agency agreement or other agreement between BHP Billiton Marketing AG (or any Other Seller Entity) and a Third Party (under or in relation to which a quantity of liquefied natural gas, crude, condensate, liquefied petroleum gas or other product stream of the Target Petroleum Business is still to be delivered following Completion or where BHP Billiton Marketing AG (or any Other Seller Entity) performs marketing representative or agency services in relation to the product stream of a Third Party), as well as any agreements directly related to these arrangements (such as transportation, freight and handling arrangements), in all

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1 Definitions and interpretation

Term	Meaning
cases entered into in the ordinary course of business of the Target Petroleum Business prior to Completion.

Sale Shares	all of the issued share capital in the Target.

Sanctioned Country or Territory	any country or territory against which comprehensive sanctions are imposed, administered or enforced from time to time by Australia, the United States, the United Kingdom, the EU, any EU Member States, Switzerland, the United Nations or United Nations Security Council, or any other country with jurisdiction over the activities undertaken in connection with this agreement. As at the date of this agreement, Sanctioned Country or Territory includes Iran, Cuba, Sudan, Syria, North Korea and the Crimea region of Ukraine.

Sanctioned Party

1   any person or entity that is designated for export controls or sanctions restrictions under any Applicable Trade Controls Laws, including but not limited to those designated under the U.S. List of Specially Designated Nationals and Blocked Persons, Foreign Sanctions Evaders List, Entity List, Denied Persons List, Debarred List, Australia’s Consolidated List, the UK Consolidated List and the EU Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions; and

2   any entity 50% or more owned or any entity which is controlled directly or indirectly, by one or more of the persons or entities in item 1.

SARB	South African Reserve Bank.

SEC	the U.S. Securities and Exchange Commission.

Security Interest	a security interest as defined in the PPSA.

Seller Asset	has the meaning given in clause 8.2.

Seller Disclosure Letter	a letter dated the date of this agreement, together with the attachments to that letter, addressed by the Seller to Woodside, including for the purpose of disclosing facts, matters and circumstances that are, or may be, inconsistent with the Warranties.

Seller Employee	any employee of a Target Group Member as at the date of this agreement, who is not wholly or predominantly assigned or seconded to the provision of services to the Target Petroleum Business.

Seller Group	the Seller and BHP Group Plc and any of their respective Related Bodies Corporate, and a reference to a ‘Seller Group Member’ or a ‘member of the Seller Group’ is to the Seller or BHP Group Plc or any of their respective Related Bodies Corporate.

Seller Group Employee List	the list referred to in clause 3.1(b)(3) of Schedule 4.

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1 Definitions and interpretation

Term	Meaning

Seller Group Intellectual Property	any Intellectual Property Rights that are owned by any Seller Group Member and that were used in the conduct and operation of the Target Petroleum Business, or were directly relied on by the Target Petroleum Business, at any time in the 12 month period prior to the Effective Time until Completion (except, in the case of limb (a)(i) of the definition of Shared Intellectual Property, at any time in the 5 year period prior to the Effective Time until Completion), but excluding all Seller Group Marks and Third Party Intellectual Property.

Seller Group Marks	the expressions “BHP”, “Broken Hill” or “Billiton” and any other name (including any company name, business name or domain name), logo, device or trade mark (if registered) owned by any Seller Group Member, applied to be registered by any Seller Group Member or that any Seller Group Member has a right to use or which is unregistered in which the Seller Group Member has rights (in the latter case where the Seller notifies the Buyer of the relevant name, logo, device or trade mark before Completion).

Seller Group Representative or Adviser	any representative or adviser of any Seller Group Member and any Related Bodies Corporate of such representative or adviser (or any current or former director, officer or employee of any of them).

Seller’s Consolidated Group	the Consolidated Group of which the Seller and any of the Target Group Members are members pursuant to section 703-15 of the Tax Act.

Seller’s Fund	The BHP Billiton Superannuation Fund (a sub-Plan in the Plum Division of the MLC Super Fund).

Seller’s GST Group	the GST Group which includes the Seller or any of the Target Group Members as a member.

Seller Shares	a share in the capital of the Seller.

Seller’s Head Company	the Head Company of the Seller’s Consolidated Group.

Seller Specified Executives

Geraldine Slattery, Sonia Scarselli, Graham Salmond, Matthew Ridolfi, Shiva McMahon and:

1   in respect of the Warranties in clause 14 of Schedule 2 only, Richard Hearn

2   in respect of the Warranties in clause 12 of Schedule 2 only, Marius Kotze and Greg Smith.

Selling Shareholder

a BHP Shareholder who neither resides in the United States nor acts for the account or benefit of persons in the United States and whose holding of BHP Shares as at the Distribution Record Date entitles them to participate in any sale facility offered by the Seller as contemplated by clause 3.7(j) and who:

1   elects to have all Woodside Shares to which they are entitled under the Distribution sold by the Sale Agent (in the case of a voluntary sale facility); or

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1 Definitions and interpretation

Term	Meaning

2   if an “opt-out” mechanism is adopted by the Seller, does not opt out from having all Woodside Shares to which they are entitled under the Distribution sold by the Sale Agent (in the case of a compulsory sale facility).

Senior Executive	any Employee employed in a position that is Grade 14 or higher.

Senior Insurance Counsel

means a currently practising member of the Bar Association of New South Wales(or such other jurisdiction(s) that the parties reasonably agree having regard to the applicable law of the relevant policy) having the title “Queen’s Counsel” or “Senior Counsel” (or equivalent status) who:

1   specialises in insurance law;

2   is selected jointly by the parties, or, if they cannot agree within 14 days, is selected by the President of the New South Wales Bar Association (or equivalent monitoring body in the relevant jurisdiction) at either party’s request; and

3   is acting as an expert and not as an arbitrator.

Separation Activities	has the meaning given in the ITSA.

SFT	a successor fund transfer (in accordance with the Superannuation Industry (Supervision) Regulations 1994 (Cth)).

Shareplus	the Seller Group’s Global Employee Share Plan last amended and approved on 7 August 2018, through which employees contribute funds after tax to purchase Acquired Shares and, upon satisfaction of certain conditions, may become entitled to Matching Shares.

Share Consideration

the number of Woodside Shares that is determined from the following formula:

A = ((48 / 52) X B) + C + D

where:

A is the number of Woodside Shares the Seller is entitled to.

B is the agreed number of Woodside Shares at the Effective Time, being 970,598,757.

C is the Additional Share Consideration.

D is the Aggregate Balancing Shares.

Shared Contract IP	has the meaning given to it in the definition of “Shared Intellectual Property”.

Shared Documentation IP	has the meaning given to it in the definition of “Shared Intellectual Property”

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1 Definitions and interpretation

Term	Meaning

Shared Intellectual Property

Seller Group Intellectual Property comprising copyright and confidential information in:

1   documentation (whether in physical or electronic form) that is comprised of:

•  designs, basis of design documents, plans, manuals (including operating and maintenance manuals), models, methodologies, reports and operator economic models (including Target Group joint venture-specific assumptions or data points, but excluding all other Seller Group assumptions or data points), in all cases directly relating to the sites and operations of the Target Petroleum Business; and

•  policies, procedures, processes and standards (including regarding risk, operations, health & safety, procurement, governance) used by the Target Petroleum Business,

(Shared Documentation IP); and

2   Seller Group standard form purchase order and contract terms and conditions (including negotiated terms based on such standard form purchase orders and contracts) that are used for the procurement of assets and services in relation to the operation of the Target Petroleum Business (Shared Contract IP).

Singapore Transferring Employee

any employee of the Seller Group based in Singapore (as at the date of this agreement) who is wholly or predominantly assigned to the provision of services to the Target Petroleum Business but who is not employed by a Target Group Member (excluding the Restructure Entities) as at the date of this agreement.

Specified Project	the Target Group’s interest in the North West Shelf Project.

Straddle Returns	has the meaning given in clause 17.4(d).

Subsidiary	has the meaning given in Division 6 of Part 1.2 of the Corporations Act.

Target	BHP Petroleum International Pty Ltd (ACN 006 923 897).

Target Competing Proposal

any proposal, agreement, arrangement or transaction, which, if entered into or completed, would result in any one or more Third Parties (either alone or together with any Associate):

1   acquiring, or having a right to acquire, a legal, beneficial or economic interest in, or control of, any of the Target’s shares or of the share capital of any one or more Subsidiaries of the Target that either alone or together hold a substantial part of the assets of the Target Group;

2   acquiring Control of the Target or any other Target Group Member that holds a substantial part of the Target Petroleum Business;

3   directly or indirectly acquiring or becoming the holder of, or otherwise acquiring or having a right to acquire, a legal, beneficial or economic interest in, or control of, all or a substantial part of the Target Petroleum Business;

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1 Definitions and interpretation

Term	Meaning

4   otherwise directly or indirectly acquiring or merging with Target or one or more Target Group Members that either alone or together hold a substantial part of the Target Petroleum Business; or

5   requiring the Seller to abandon, or otherwise fail to proceed with, the Transaction,

whether by way of takeover bid, members’ or creditors’ scheme of arrangement, shareholder approved acquisition, capital reduction, buy-back, sale or purchase of shares, other securities or assets, assignment of assets and liabilities, incorporated or unincorporated joint venture, dual-listed company (or other synthetic merger), deed of company arrangement, any debt for equity arrangement or other transaction or arrangement.

Each successive material modification or variation of a Target Competing Proposal will constitute a new Target Competing Proposal.

Target Data Room

the data room compiled by the Seller in connection with the Transaction that is located at the following URL: https://services.intralinks.com/web/index.html?clientID=1#workspace/10984985/documents,

excluding:

1   documents located in folder 17.3 Integration and all sub-folders thereof: and

2   responses within the VDR Q&A functionality that are denoted “[Integration RFI]”.

Target Disclosure Materials

all documents and information that were:

1   made available to Woodside in the Target Data Room as at 12 November 2021, as set out in the data room index sent by the Seller’s legal advisers to, and confirmed by, Woodside’s legal advisers for the purposes of this paragraph, as well as the following documents with data room references:

•  17.1.11.3.2 - Draft Unaudited Consolidated Balance Sheet vs MCD (11 Nov 2021); and

•  17.1.11.3.3 – Draft Unaudited Consolidated Balance Sheet vs MCD (16 Nov 2021);

2   all questions and responses within the VDR Q&A functionality of the Target Data Room excluding responses that are denoted “Integration RFI”; and

3   contained in the document entitled “Project Endeavour – Management Questionnaire – Specific Due Diligence Matters” dated 12 November 2021 emailed by the Seller’s legal advisers to Woodside’s legal advisers, and:

4   the information set out in the Seller Disclosure Letter; and

5   all information in respect of the Target Petroleum Business released by BHP to the market announcements platform of ASX up to the date that is 5 Business Days prior to the date of this agreement.

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1 Definitions and interpretation

Term	Meaning

Target Functions Employees	has the meaning given to that term in clause 1 of Schedule 4.

Target Functions Employee List	the list referred to in clause 3.1(b)(2) of this Schedule 4.

Target Group

the Target and its Subsidiaries on a post-Restructure basis (as listed in Attachment 5 of the Seller Disclosure Letter), and a reference to a ‘Target Group Member’ or a ‘member of the Target Group’ is to Target or any of its Subsidiaries on a post-Restructure basis (as listed in Attachment 5 of the Seller Disclosure Letter).

Target Group Insurance Policies	means any current or expired Insurance Contracts or insurance mutual contracts that insure Target Group Members exclusively and do not insure any Other Seller Entity.

Target Group Employee List	the list referred to in clause 3.1(a)(1) of Schedule 4.

Target Group US Plan	each US Employee Benefit Plan that is listed in Exhibit A of Schedule 4.

Target Guarantees	has the meaning given in clause 5.12.

Target Material Adverse Change

an event, change, condition, matter, circumstance or thing occurring before, on or after the date of this agreement (each a Specified Event) which becomes known to Woodside after the date of this agreement and:

1   whether individually or when aggregated with all such events, changes, conditions, matters, circumstances or things that have occurred or are reasonably likely to occur, has had or would be considered reasonably likely to have:

a.   the effect of a diminution in the value of the consolidated net assets of the Target Group, taken as a whole, by at least US$[***] against what it would reasonably have been expected to have been but for such Specified Event; or

b.  the effect of a diminution in the consolidated earnings before interest, tax, depreciation, amortisation and any impairment of the Target Group, taken as a whole, (i) by at least US$[***] in any [***] period commencing after signing of this agreement (but within [***] of signing this agreement); and (ii) cumulatively by at least US$[***] in any period, against what they would reasonably have been expected to have been but for such Specified Event; or

2   is a serious environmental incident in respect of any oil and gas operations operated by a Target Group Member that involves significant contamination or pollution or a serious breach of environmental law, regulation, permit or Authorisation that has a material adverse effect on the assets, liabilities or reputation of the Target Group; or

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1 Definitions and interpretation

Term	Meaning

3   is the:

a.   announcement or commencement of a material claim, dispute or litigation; or

b.  announcement, commencement, escalation or resolution of a material enforcement action or investigation by a Governmental Agency,

against or involving a Target Group Member involving an actual or alleged breach of Applicable Anti-Bribery and Corruption Laws and/or Applicable Trade Controls Laws that has had or would be considered reasonably likely to have a material adverse effect on the assets, liabilities or reputation of the Target Group, other than to the extent that those events, changes, conditions, matters, circumstances or things:

4   arise out of the announcement, pendency or implementation of the Transaction (including any loss of or adverse change in the relationship of the Target Group with their respective employees, customers, partners (including joint venture partners), creditors or suppliers as at the date of this agreement, including the loss of any contract);

5   are required, or expressly and specifically permitted by, this agreement, the Transaction or the transactions contemplated by either, including the Restructure;

6   result from implementing a transaction contemplated in the Anticipated Project Expenditure and Timing;

7   are agreed to in writing by Woodside;

8   arise as a result of any generally applicable change in law (including subordinate legislation) or governmental policy (including any fee, Tax, levy, charge, payment, cost, impost, deduction or withholding imposed or collected by, or payable to, any Governmental Agency);

9   arise from changes in economic or business conditions that impact on the Target Group and its competitors in a similar manner (including interest rates, general economic, political or business conditions, commodity prices, including material adverse changes or major disruptions to, or fluctuations in, domestic or international financial markets);

10   arise from any act of terrorism, outbreak or escalation of war (whether or not declared), major hostilities, civil unrest or outbreak or escalation of any disease epidemic or pandemic (including the outbreak, escalation or any impact of, or recovery from, the Coronavirus or COVID-19 pandemic); or

11   are Fairly Disclosed by the Seller in an announcement made by the Seller to ASX, or in a publicly available document lodged by it with ASIC, in the 12 month period prior to the date of this agreement.

Target Petroleum Business	the business carried out by the Target Group from time to time, but excluding any business conducted by, and any matter, asset or thing relating to, the Restructure Entities.

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1 Definitions and interpretation

Term	Meaning

Target Prescribed Occurrence

other than as:

1   required or permitted by this agreement (including the Restructure), other Transaction Agreements, or the transactions contemplated by either;

2   agreed to in writing by Woodside; or

3   result from implementing a transaction contemplated in the Anticipated Project Expenditure and Timing,

the occurrence of any of the following:

4   the Target converting all or any of its shares into a larger or smaller number of shares;

5   the Target resolving to reduce its share capital in any way;

6   the Target:

•  entering into a buy-back agreement; or

•  resolving to approve the terms of a buy-back agreement under the Corporations Act;

7   a Target Group Member issuing shares, or granting an option over its shares, or agreeing to make such an issue or grant such an option, other than to the Target or to a directly or indirectly wholly-owned Subsidiary of the Target;

8   a Target Group Member issuing or agreeing to issue securities or other instruments convertible into shares, other than to the Target or to a directly or indirectly wholly-owned Subsidiary of the Target (but excluding to any Restructure Entity);

9   a Target Group Member disposing, or agreeing to dispose, of the whole, or a material part, of the Target Group’s business or property, except any transaction the Target Group is permitted to conduct under clause 5.4 (applied for these purposes as if clause 5.4(b) is deemed not to apply) and other than to another Target Group Member or pursuant to the Restructure;

10   a Target Group Member granting a security interest, or agreeing to grant a security interest, (including giving or agreeing to give any guarantee), in the whole or a material part of the Target Group’s business or property, except to the extent the Target Group is permitted to do so under 5.4 (applied for these purposes as if clause 5.4(b) is deemed not to apply), and other than the usual and ordinary course of business;

11   an Insolvency Event occurs in relation to a Target Group Member;

12   a Target Group Member reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares; or

13   a Target Group Member making any change to its constitution.

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1 Definitions and interpretation

Term	Meaning

Target Superior Proposal

a bona fide Target Competing Proposal (and not resulting from a breach by the Seller of any of its obligations under clause 20.2 (it being understood that any actions by the Related Persons of the Seller in breach of clause 20.2 shall be deemed to be a breach by the Seller for the purposes hereof)) which the BHP Board, acting in good faith, and after receiving written legal advice from its legal advisor and written advice from its financial advisor, determines:

1   is reasonably capable of being valued and completed in a reasonable timeframe and substantially in accordance with its terms; and

2   would, if completed substantially in accordance with its terms, be reasonably likely to be more favourable to BHP Shareholders (as a whole) than the Transaction,

in each case taking into account all terms and conditions and other aspects of the Target Competing Proposal (including any timing considerations, any conditions precedent, the identity, expertise, reputation and technical and financial capacity of the proponent or other matters affecting the probability of the Target Competing Proposal being completed) and of the Transaction.

Tax

1   a tax, levy, excise, royalty, charge, impost, deduction or withholding (including GST and amounts payable under the Petroleum Resource Rent Tax Assessment Act 1987 (Cth)) that is at any time imposed or levied pursuant to any law by any Governmental Agency or required to be remitted to, or collected, withheld or assessed by, any Governmental Agency;

2   Government entitlements to production paid in-kind (but excluding any amount of Tax that is then indemnified by the government as a consequence of that payment in kind); and

3   any related interest, expense, fine, penalty or other charge on those amounts,

and includes any amount that a person is required to pay to another person on account of that other person’s liability for Tax, but excludes Duty.

Tax Act	the Income Tax Assessment Act 1936 (Cth), the Income Tax Assessment Act 1997 (Cth) and the Taxation Administration Act 1953 (Cth), as the context requires.

Tax Attribute

means anything that would reduce or extinguish the base on which Tax is assessed or the amount of Tax payable (including any amount of any relief, allowance, exemption, exclusion, set off, deduction, loss, rebate, right to repayment or credit granted or available in respect of a Tax).

Tax Claim

any claim, demand, legal proceedings or cause of action in respect of Tax or Duty, including any claim, demand, legal proceedings or cause of action arising from a breach of a Tax Warranty, or under the indemnity in clause 9.5.

Tax Cost	all costs, and expenses incurred in: 1 managing an inquiry; or 2 conducting any Disputing Action in relation to a Tax Demand.

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1 Definitions and interpretation

Term	Meaning

Tax Demand

1   a Demand or assessment (including an amended assessment) from a Governmental Agency requiring the payment of any Tax or Duty for which the Seller may be liable under this agreement;

2   any document received from a Governmental Agency administering any Tax or Duty assessing, imposing, claiming or indicating an intention to claim any Tax or Duty;

3   a notice of any pending U.S. federal, state, local or non-U.S. Tax audit or examination or notice of deficiency or other adjustment, assessment or redetermination relating to Taxes;

4   a notice to a contributing member of a Consolidated Group given under section 721-15(5) or (5A) of the Tax Act; or

5 lodgement of a tax return initiated by a Governmental Agency; or 6 an amendment under a law about self-assessment of Tax by a Governmental Agency.

Tax Funding Agreement

any agreement where a Target Group Member may be required to pay an amount to the Seller’s Head Company to pay a Group Liability or to reimburse the Seller’s Head Company after payment of the Group Liability.

Tax Indemnity	the tax indemnity in clause 9.5.

Tax Invoice	includes any document or record treated by the Commissioner of Taxation as a tax invoice or as a document entitling a recipient to an input tax credit.

Tax Law	any law relating to either Tax or Duty as the context requires.

Tax Loss

means any loss or deduction incurred or made for the purposes of a Tax Law that may be used to reduce any income, value, amount or gain that is subject to Tax, including but not limited to any income or revenue loss or any capital loss, and includes US Net Operating Losses which Target Group has the benefit of as at the Effective Time.

Tax Sharing Agreement

the tax sharing agreement contemplated by section 721-25 of the Tax Act entered into by the Seller’s Head Company and each Target Group Member that is a member of the Seller’s Consolidated Group dated 28 November 2003, as amended.

Tax Warranty	Warranty 15.

Theoretical Discounted Price	in respect of a Permitted Equity Raise means: ((A x B) + (C x D)) (A + C) where: A is the number of the Woodside Shares issued under the Permitted Equity Raise.

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1 Definitions and interpretation

Term	Meaning

B is the offer price under the Permitted Equity Raise.

C is the total Woodside Shares expected to be on issue immediately prior to the issue of the Share Consideration plus the total number of Woodside Shares comprising the Share Consideration (calculated as if the Permitted Equity Raise did not occur and on the basis that thereafter (i) no further Permitted Equity Raises occur, and (ii) no Woodside Dividend Shares are issued in respect of dividends to be declared after the Permitted Equity Raise).

D is the closing price of the Woodside Shares on ASX on the trading day immediately prior to the announcement to the Permitted Equity Raise.

Third Party	any person or entity (including a Governmental Agency) other than a Seller Group Member, a Woodside Group Member or a Target Group Member.

Third Party Claim	any claim, Demand, legal proceedings or cause of action made or brought by a Third Party, other than a Tax Demand.

Third Party Intellectual Property

any Intellectual Property Rights that are owned by a Third Party and licensed to a Seller Group Member by that Third Party and that were used in the conduct and operation of the Target Petroleum Business at any time in the 12 month period prior to the Effective Time until Completion, but excluding any modifications, adaptations, improvements or developments of or to any component of the foregoing, any Seller Group Marks and any Seller Group Intellectual Property.

Timetable	the indicative timetable for implementation of the Transaction set out in Schedule 9.

Title and Capacity Warranties	Warranties 1 and 2.1(a) of Schedule 2.

Transaction

the transaction contemplated by this agreement under which:

1   Woodside acquires the Sale Shares predominantly in exchange for the Share Consideration; and

2   BHP and Woodside give effect to the Distribution.

Transaction Agreements	1 this agreement; 2 the ITSA; and 3 the Detailed Matters Letter.

Transferring Employee	has the meaning given to that term in clause 1 of Schedule 4.

Trion Project

the farm-in into the contractual area known as Trion in the deep water Mexican Gulf of Mexico with BHP Billiton Petroleo Operaciones de Mexico, S. de R.L. de C.V. (BHP Mexico) holding a 60% Participating Interest in that certain Hydrocarbon Exploration and Extraction Contract in the Modality of a License among Mexico’s National Hydrocarbons Commission (CNH) and PEMEX dated 3 March 2017, with BHP Mexico as “Operator”.

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1 Definitions and interpretation

Term	Meaning

UK Data Protection Laws

1   the General Data Protection Regulation (EU) 2016/679 of the European Parliament, in such form as incorporated into the law of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018 and any regulations thereunder;

2   the Data Protection Act 2018; and

3   any other laws, regulations and secondary legislation enacted from time to time in the UK relating to data protection, the use of information relating to individuals the information rights of individuals and/or the processing of personal data.

UK Listing Rules	the rules made by the FCA under Part 6 of the FSMA.

UK Official List	the Official List of the FCA.

UK Prospectus

the prospectus (together with any supplementary prospectus required to be published by Woodside pursuant to article 23 of the UK Prospectus Regulation) prepared by Woodside in accordance with the Prospectus Regulation Rules in connection with the admission of the Woodside Shares to the standard listing segment of the UK Official List and to trading on the London Stock Exchange’s main market for listed securities.

UK Prospectus Regulation

the Regulation (EU) No 2017/1129 of the European Parliament and of the Council of 14 June 2018 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended from time to time).

Unaudited Balance Sheet	the unaudited balance sheet of the consolidated Target Group (excluding the Restructure Entities) as at 30 June 2021 included as Target Data Room document number 17.1.11.3.2).

Unification

the proposed reorganisation of the Seller Group to remove the existing dual listed company structure whereby the Seller will become the sole parent company of the Seller Group by acquiring all the ordinary shares in BHP Group Plc.

US Employees	any Employee whose employment involves providing services in the United States of America.

US Employee Benefit Plan

each:

1   “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, sponsored, maintained or contributed to by a Seller Group Member or a Target Group Member with respect to individuals residing in the United States; and

2  equity option plan, equity appreciation rights plan, restricted equity plan, phantom equity plan, equity based compensation arrangement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or

A-42

1 Definitions and interpretation

Term	Meaning
agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement,

employment agreement, retention agreement, change of control agreement and each other employee benefit plan, policy, agreement, arrangement, program, practice or understanding which is not described in item 1 above that is sponsored, maintained or contributed to by a Seller Group Member or a Target Group Member with respect to individuals residing in the United States.

US Exchange Act	the US Securities Exchange Act of 1934, as amended.

US Group IV

the consolidated group for U.S. federal income tax purposes (and any similar U.S. state and local tax purposes) of which BHP Petroleum Holdings (USA) Inc. or any other Target Group Member (for purposes of U.S. state and local tax law) is the common parent.

US Net Operating Losses or US NOLs

the aggregate amount of loss carryovers available for future deductions under the Internal Revenue Code Section 172 (or corresponding U.S. state or local tax law) available for deduction against US Group IV’s taxable income post the Effective Time (but for the avoidance of doubt (i) without taking into account any limitations under Internal Revenue Code Section 382 or 383 (or corresponding U.S. state or local tax law) and (ii) does not include any Tax Attribute that is attached to a Restructure Entity that remains as an Other Seller Entity on or after Completion).

US NOL Indemnity	has the meaning given in clause 5.1(b)(3).

US Pension Plan	the BHP USA Retirement Income Plan (as Amended and Restated Generally Effective As of January 1, 2021).

US Registration Statements

the Form F-4 Registration Statement, the Form F-6 Registration Statement and the Form 8-A Registration Statement, collectively; each such Registration Statement being referred to individually as a US Registration Statement.

US Retiree Medical Plan	the BHP (USA) Inc. Health Plan for Salaried Retirees, as amended, as amended.

US Securities Act	the U.S. Securities Act of 1933, as amended.

WAIO GSA

the gas supply agreement between BHP Billiton Petroleum (Australia) Pty Ltd and BHP Billiton Iron Ore Pty Ltd dated 11 March 2015, as amended by the Letter Agreement dated 30 October 2018 and Letter Agreement dated 27 June 2019.

Warranties	the representations and warranties in Schedule 2.

Woodside ADS	an American Depositary Share issued under the ADS Deposit Agreement, with each such Woodside ADS representing one Woodside Share.

A-43

1 Definitions and interpretation

Term	Meaning
Woodside Board	the board of directors of Woodside and a ‘Woodside Board Member’ means any director of Woodside comprising part of the Woodside Board.

Woodside Competing Proposal

any proposal, agreement, arrangement or transaction, which, if entered into or completed, would result in a Third Party (either alone or together with any Associate):

1   directly or indirectly acquiring a Relevant Interest in, or having a right to acquire, a legal, beneficial or economic interest in, or control of, 15% or more of Woodside Shares;

2   acquiring Control of Woodside or any other material Woodside Group Member that holds a substantial part of the Woodside Group’s business;

3   directly or indirectly acquiring or becoming the holder of, or otherwise acquiring or having a right to acquire, a legal, beneficial or economic interest in, or control of, all or a substantial part of the Woodside Group’s business or assets or the business or assets of the Woodside Group;

4   otherwise directly or indirectly acquiring or merging with Woodside or another material Woodside Group Member that holds a substantial part of the Woodside Group’s business; or

5   requiring Woodside to abandon, or otherwise fail to proceed with, the Transaction,

whether by way of takeover bid, members’ or creditors’ scheme of arrangement, shareholder approved acquisition, capital reduction, buy-back, sale or purchase of shares, other securities or assets, assignment of assets and liabilities, incorporated or unincorporated joint venture, dual-listed company (or other synthetic merger), deed of company arrangement, any debt for equity arrangement or other transaction or arrangement, but excluding any transaction contemplated in the Anticipated Project Expenditure and Timing.

Each successive material modification or variation of a Woodside Competing Proposal will constitute a new Woodside Competing Proposal.

Woodside Counter-proposal	has the meaning given in clause 20.5(b).

Woodside Data Room	the data room compiled by Woodside in connection with the Transaction that is located at the following URL: https://dataroom.ansarada.com/_mvc/7l993louh2t%7C77882/3952551/spa/documents.

Woodside Disclosure Documents

1   the Woodside EM and NoM;

2   the Form F-4 Registration Statement and the Form 8-A Registration Statement;

3   the UK Prospectus;

4   any equivalent public document prepared by Woodside for the purposes of disclosure, lodgement or registration by Woodside that is required by a Governmental Agency or under Applicable Securities Regulations in relation to:

•  the issue, offer or quotation of Woodside Shares; or

A-44

1 Definitions and interpretation

Term	Meaning

•  the registration of Woodside Shares or Woodside depositary receipts or interests in respect of Woodside Shares,

in each case directly in connection with the Distribution or otherwise directly in connection with the transactions expressly contemplated in this agreement including, to avoid doubt, where Woodside is pursuing a listing of its securities on a recognised securities exchange (including, if applicable, the Johannesburg Stock Exchange); and

5   any supplementary disclosure document that is published to supplement any of the disclosure documents listed in paragraphs 1 to 4 as is required under any Applicable Securities Regulations.

Woodside Disclosure Letter

a letter dated the date of this agreement together with the attachments to that letter addressed by Woodside to the Seller disclosing facts, matters and circumstances that are, or may be, inconsistent with the Woodside Warranties.

Woodside Disclosure Materials

all documents and information that were:

1   made available to the Seller in the Woodside Data Room as at 12 November 2021 as set out in the data room index sent by Woodside’s legal advisers to, and confirmed by, the Seller’s legal advisers for the purposes of this paragraph;

2   all questions and responses within the VDR Q&A functionality of the Target Data Room; and

3   contained in the documents entitled:

•  “Project Endeavour – Management Questionnaire – Management Due Diligence Questionnaire: Financing, Accounting and Tax” dated 22 October 2021;

•  “Project Endeavour – Management Questionnaire – Management Due Diligence Questionnaire: Legal” dated 22 October 2021; and

emailed by the Seller’s legal advisers to Woodside’s legal advisers;

and:

4   the information set out in the Woodside Disclosure Letter; and

5   all information released by Woodside to the market announcements platform of ASX up to the date that is 5 Business Days prior to the date of this agreement.

Woodside Dividend	each dividend declared by Woodside (expressed in US dollars) that has a record date that occurs following the date of the Effective Time, but prior to Completion.

Woodside Dividend Payment

the aggregate amount of all Dividend Payments in respect of all Woodside Dividends (excluding franking credits) where the “Dividend Payment” for each Woodside Dividend is the amount equal to the following calculation:

1   the Equity Ratio at the time the Woodside Dividend is paid multiplied by the total amount of that Woodside Dividend (in respect of all Woodside Shares); less

2   the Woodside Dividend Shares multiplied by the Woodside Dividend Share Price each calculated in respect of that Woodside Dividend.

A-45

1 Definitions and interpretation

Term	Meaning

Woodside Dividend Share Price

the volume weighted price per Woodside Share (expressed in US dollars) at which Woodside Shares are issued under the Woodside DRP, including any underwritten component of the Woodside DRP as announced on the ASX and applying the A$:US$ exchange rate referred to in that announcement of notification of dividend. If the price per Woodside Share to be issued under the Woodside DRP has not been determined prior to Completion in respect of a Woodside Dividend, then the Parties must agree in good faith the price per Woodside Share (expressed in US dollars) that is a reasonable estimate of what that price is likely to be.

Woodside Dividend Shares

in relation to each Woodside Dividend means:

A = B x (C – D)

where:

A is the number of Woodside Dividend Shares attributable to that Woodside Dividend.

B is the Equity Ratio at the time the Woodside Dividend is paid.

C is the Outstanding Woodside Shares determined as at immediately after the Woodside Dividend has been paid and the Woodside Shares have been issued under the Woodside DRP in connection with that Woodside Dividend.

D is the Outstanding Woodside Shares determined as at immediately prior to the Woodside Dividend being paid and the Woodside Shares being issued under the Woodside DRP in connection with that Woodside Dividend.

If the Woodside Dividend has been declared prior to Completion and the record date for that Woodside Dividend is also prior to or on Completion, but the Woodside Shares to be issued under the Woodside DRP have not been determined prior to Completion in respect of a Woodside Dividend, then the Parties must agree in good faith the reasonable estimate of Woodside Shares to be issued pursuant to the Woodside DRP in respect of that Woodside Dividend and use that estimate in place of the ‘(C – D)’ component in the formula in this definition.

Woodside DRP

the dividend reinvestment plan conducted by Woodside in the ordinary course, including any underwriting (and issue of Woodside Shares in connection with the underwriting) of such dividend reinvestment plan.

Woodside EM and NoM	the explanatory memorandum and notice of meeting to be prepared to seek the approval of Woodside Shareholders for the Transaction prepared in accordance with all applicable laws.

Woodside Employee	an employee of a Woodside Group Member as at the date of this agreement.

Woodside Group

Woodside and all of its Related Bodies Corporate, and a reference to a ‘Woodside Group Member’ or a ‘member of the Woodside Group’ is to Woodside or any of its Related Bodies Corporate. After Completion, it includes the Target Group.

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1 Definitions and interpretation

Term	Meaning

Woodside Group Accounts	the reviewed balance sheet, profit and loss statement and statement of cash flows for the Woodside Group for the half year ended 30 June 2021.

Woodside Group Assets	the assets of the Woodside Group described in Attachment 1 of the Woodside Disclosure Letter.

Woodside Independent Expert	the independent expert in respect of the Transaction appointed by Woodside.

Woodside Independent Expert’s Report	the report to be issued by the Woodside Independent Expert in connection with the Transaction.

Woodside Information

information regarding the Woodside Group, and the Combined Group, provided by (or on behalf of, provided it is clearly expressed to have been authorised by Woodside and provided as Woodside Information) Woodside to the Seller in writing for inclusion in the BHP Distribution Announcement, being:

1   information about the Woodside Group, the businesses of the Woodside Group and the Combined Group; and

2   any other information required under the Corporations Act, the ASX Listing Rules and, to the extent applicable, the Market Abuse Regulation and the UK Listing Rules, for the purposes of the BHP Distribution Announcement that the Parties agree is Woodside Information and is identified in the BHP Distribution Announcement as such, but excluding information regarding the Combined Group to the extent that it comprises information of the Target Group expressly set out in the BHP Information or elsewhere in the BHP Distribution Announcement.

Woodside Joint Operating Agreements	each joint operating agreement listed in Attachment 1 of the Woodside Disclosure Letter.

Woodside Material Adverse Change

an event, change, condition, matter, circumstance or thing occurring before, on or after the date of this agreement (each a Specified Event) which becomes known to the Seller after the date of this agreement and:

1   whether individually or when aggregated with all such events, changes, conditions, matters, circumstances or things that have occurred or are reasonably likely to occur, has had or would be considered reasonably likely to have:

a.   the effect of a diminution in the value of the consolidated net assets of the Woodside Group, taken as a whole, by at least US$1,500,000,000 against what it would reasonably have been expected to have been but for such Specified Event; or

A-47

1 Definitions and interpretation

Term	Meaning

b.  the effect of a diminution in the consolidated earnings before interest, tax, depreciation, amortisation and any impairment of the Woodside Group, taken as a whole, (i) by at least US$350,000,000 in any 12 month period commencing after signing of this agreement (but within 5 years of signing this agreement); and (ii) cumulatively by at least US$1,000,000,000 in any period, against what they would reasonably have been expected to have been but for such Specified Event;

2   is a serious environmental incident in respect of any oil and gas operations operated by a Woodside Group Member that involves significant contamination or pollution or a serious breach of environmental law, regulation, permit or Authorisation that has a material adverse effect on the assets, liabilities or reputation of the Woodside Group; or

3   is the:

a.   announcement or commencement of a material claim, dispute or litigation against a Woodside Group Member; or

b.  announcement, commencement, escalation or resolution of a material enforcement action or investigation by a Governmental Agency,

against or involving a Woodside Group Member involving an actual or alleged breach of Applicable Anti-Bribery and Corruption Laws and/or Applicable Trade Controls Laws that has had or would be considered reasonably likely to have a material adverse effect on the assets, liabilities or reputation of the Woodside Group, other than to the extent that those events, changes, conditions, matters, circumstances or things:

4   arise out of the announcement, pendency or implementation of the Transaction (including any loss of or adverse change in the relationship of the Woodside Group with their respective employees, customers, partners (including joint venture partners), creditors or suppliers as at the date of this agreement, including the loss of any contract);

5   are required or permitted by this agreement, the Transaction or the transactions contemplated by either;

6   result from implementing a transaction, or exercising a vote or discretion to proceed or not proceed with a final investment decision in respect of a transaction or project, contemplated in the Anticipated Project Expenditure and Timing;

7   are agreed to in writing by the Seller;

8   arise as a result of any generally applicable change in law (including subordinate legislation) or governmental policy (including any fee, tax, levy, charge, payment, cost, impost, deduction or withholding imposed or collected by, or payable to, any Governmental Agency);

9   arise from changes in economic or business conditions that impact on Woodside Group and its competitors in a similar manner (including interest rates, general

A-48

1 Definitions and interpretation

Term	Meaning

economic, political or business conditions, commodity prices, including material adverse changes or major disruptions to, or fluctuations in, domestic or international financial markets);

10   arise from any act of terrorism, outbreak or escalation of war (whether or not declared), major hostilities, civil unrest or outbreak or escalation of any disease epidemic or pandemic (including the outbreak, escalation or any impact of, or recovery from, the Coronavirus or COVID-19 pandemic); or

11   are Fairly Disclosed by Woodside in an announcement made by Woodside to ASX, or in a publicly available document lodged by it with ASIC, in the 12 month period prior to the date of this agreement.

Woodside Nominee	has the meaning given in clause 1.1(b) of Schedule 6.

Woodside Petroleum Titles	each petroleum title listed in Attachment 1 of the Woodside Disclosure Letter.

Woodside Prescribed Occurrence

other than as:

1   required or permitted by this agreement, other Transaction Agreements, or the transactions contemplated by either;

2   agreed to in writing by the Seller; or

3   arising out of or relating to a transaction contemplated in the Anticipated Project Expenditure and Timing,

the occurrence of any of the following:

4   Woodside converting all or any of its shares into a larger or smaller number of shares;

5   Woodside resolving to reduce its share capital in any way;

6   Woodside:

•  entering into a buy-back agreement; or

•  resolving to approve the terms of a buy-back agreement under the Corporations Act;

7   a Woodside Group Member issuing shares, or granting an option over its shares, or agreeing to make such an issue or grant such an option, other than:

•  to Woodside or a directly or indirectly wholly-owned Subsidiary of Woodside;

•  the issue of shares on the vesting of any rights or entitlements to shares on issue under Woodside’s executive incentive plan;

•  the grant of new rights or entitlements to shares to employees in the ordinary course and consistent with past practice under Woodside’s current incentive arrangements and the issue of shares upon the vesting of those rights;

•  the issue of shares under the Woodside DRP; or

A-49

1 Definitions and interpretation

Term	Meaning
• the issue of shares under a Permitted Equity Raise;

8   a Woodside Group Member issuing or agreeing to issue securities or other instruments convertible into shares other than:

•  to Woodside or a directly or indirectly wholly-owned Subsidiary of Woodside;

•  the grant of new rights or entitlements to shares to employees in the ordinary course and consistent with past practice under Woodside’s current incentive arrangements; or

•  the issue of shares under a Permitted Equity Raise;

9   a Woodside Group Member disposing, or agreeing to dispose, of the whole, or a material part, of the Woodside Group’s business or property, except any transaction the Woodside Group is permitted to conduct under clause 5.5 (applied for these purposes as if clause 5.5(b) is deemed not to apply);

10   a Woodside Group Member granting a security interest, or agreeing to grant a security interest, (including granting or agreeing to grant any guarantee) in the whole or a material part of the Woodside Group’s business or property, except any transaction the Woodside Group is permitted to conduct under clause 5.5 (applied for these purposes as if clause 5.5(b) is deemed not to apply) and other than in the usual and ordinary course of business (including in connection with the financing of any project development, the refinancing of any existing Woodside finance facility or liquidity management);

11   an Insolvency Event occurs in relation to a Woodside Group Member;

12   Woodside reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares, other than an on-market purchase of shares for the purposes of satisfying entitlements under a Woodside employee incentive plan; or

13   Woodside making any change to its constitution.

Woodside Projects	the projects described in Attachment 1 of the Woodside Disclosure Letter.

Woodside Register	the register of members of Woodside maintained in accordance with section 169 of the Corporations Act.

Woodside’s Consolidated Group	the Consolidated Group of which Woodside is a member.

Woodside’s HR Lead	Vice President People & Global Capability and General Manager, Global Remuneration and Benefits (or their delegates to the extent required under the Protocol).

Woodside Share	a fully paid ordinary share in the capital of Woodside.

Woodside Shareholder	a person who is identified on the register of members maintained by, or on behalf of, Woodside.

A-50

1 Definitions and interpretation

Term	Meaning

Woodside Shareholder Approval	the approval described in clause 2.1(d).

Woodside Shareholders Meeting	a meeting of the Woodside Shareholders for the purposes of seeking the Woodside Shareholder Approval.

Woodside Specified Executives	Meg O’Neil, Sherry Duhe, Rebecca McNicol, Shaun Gregory and Michael Robinson.

Woodside Superior Proposal

a bona fide Woodside Competing Proposal (and not resulting from a breach by Woodside or Woodside of any of its obligations under clause 20.7 (it being understood that any actions by the Related Persons of Woodside in breach of clause 20.7 shall be deemed to be a breach by Woodside for the purposes hereof)) which the Woodside Board, acting in good faith, and after receiving written legal advice from its legal advisor and written advice from its financial advisor, determines:

1   is reasonably capable of being valued and completed in a reasonable timeframe and substantially in accordance with its terms; and

2   would, if completed substantially in accordance with its terms, be reasonably likely to be more favourable to Woodside Shareholders (as a whole) than the Transaction,

in each case taking into account all terms and conditions and other aspects of the Woodside Competing Proposal (including any timing considerations, any conditions precedent, the identity, expertise, reputation and technical and financial capacity of the proponent or other matters affecting the probability of the Woodside Competing Proposal being completed) and of the Transaction.

Woodside Title and Capacity Warranties	Woodside Warranty 1 of Schedule 3.

Woodside Warranties	the representations and warranties in Schedule 3.

1.2	Interpretation

In this agreement:

(a)	Headings and bold type are for convenience only and do not affect the interpretation of this agreement.

(b)	The singular includes the plural and the plural includes the singular.

(c)	Words of any gender include all genders.

(d)	Other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning

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1 Definitions and interpretation

(e)

An expression importing a person includes any company, partnership, joint venture, association, corporation, limited liability company or other body corporate and any Governmental Agency as well as an individual.

(f)	A reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this agreement.

(g)	A reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re-enactments of any of them.

(h)	A reference to a document includes all amendments or supplements to, or replacements or novations of, that document.

(i)	A reference to a party to a document includes that party’s successors and permitted assignees.

(j)	A promise on the part of 2 or more persons binds them jointly and severally.

(k)	A reference to an agreement other than this agreement includes a deed and any legally enforceable undertaking, agreement, arrangement or understanding, whether or not in writing.

(l)	No provision of this agreement will be construed adversely to a party because that party was responsible for the preparation of this agreement or that provision.

(m)	A reference to a body, other than a party to this agreement (including an institute, association or authority), whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

(n)	A reference to ‘A$’ or ‘Australian dollar’ is to the lawful currency of Australia and a reference to ‘US$’ or ‘US dollar’ is to the lawful currency of the United States of America.

(o)	A reference to any time, unless otherwise indicated, is to the time in Melbourne, Australia.

(p)	If a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day.

(q)	A reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later.

(r)	If an act prescribed under this agreement is to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day.

(s)	A term defined in or for the purposes of the Corporations Act, and which is not defined in clause 1.1, has the same meaning when used in this agreement.

(t)

A reference to the Applicable Securities Regulations, or any listing rules, market rules or securities regulations included therein, includes any variation, consolidation or replacement of these rules or regulations and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules or regulations by a party.

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2 Conditions for Completion

1.3	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

1.4	Inclusive expressions

Specifying anything in this agreement after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included.

1.5	Agreement components

This agreement includes any schedule.

2	Conditions for Completion

2.1	Conditions

Clauses 3 and 7 do not become binding on the Parties and are of no force or effect unless and until each of the following Conditions has been satisfied or, where permitted, waived in accordance with clause 2.4:

(a)	(FIRB Approval): if the Seller determines (acting reasonably) that any of the following are likely to be required in connection with the Transaction, any one of the following occurring:

(1)

the Seller has received a written notice under the Foreign Acquisitions and Takeovers Act 1975 (Cth), by or on behalf of the Treasurer of the Commonwealth of Australia stating or to the effect that the Commonwealth Government does not object to the Transaction contemplated by this agreement, either unconditionally or subject to:

(A)

the ‘standard’ tax-related conditions which are in the form, or substantially in the form, of those set out in Section D of FIRB’s Guidance Note 12 on ‘Tax Conditions’ (in the form released on 9 July 2021); and/or

(B)	such other conditions that are acceptable to the Seller (acting reasonably);

(2)

the Treasurer of the Commonwealth of Australia becomes precluded from making an order in relation to the subject matter of this agreement and the Transaction contemplated by it under the Foreign Acquisitions and Takeovers Act 1975 (Cth); or

(3)

if an interim order is made under the Foreign Acquisitions and Takeovers Act 1975 (Cth) in respect of the Transaction contemplated by this agreement, the subsequent period for making a final order prohibiting the Transaction contemplated by this agreement elapses without a final order being made.

(b)

(ACCC Approval): Woodside has received written advice from ACCC stating or to the effect that it has no objection to, or does not propose to take any action in respect of, the Transaction under section 50 of the Competition and Consumer Act 2010 (Cth), either unconditionally or on conditions (including any undertakings) that are acceptable to Woodside and the Seller (each acting reasonably).

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2 Conditions for Completion

(c)

(NOPTA Approval): Woodside has received written approval from NOPTA that is necessary under Chapter 5A of the OPGGSA to implement the Transaction, either unconditionally or on conditions (including any undertakings) that are acceptable to Woodside and the Seller (each acting reasonably).

(d)	(Woodside Shareholder Approval): The Woodside Shareholders approve by ordinary resolution the Transaction for the purposes of ASX Listing Rule 7.1 and for all other purposes.

(e)

(ASIC, ASX, SARB and JSE): Each of ASIC, ASX, SARB and JSE (the latter two Governmental Agencies for the purposes of enabling the Distribution to occur, rather than to prevent BHP Shareholders who are residents of South Africa being Ineligible Foreign Shareholders) issue or provide all relief, waivers, confirmations, exemptions, consents or approvals, and do all other acts, necessary, or which Woodside and the Seller agree (each acting reasonably) are desirable, to implement the Transaction, either unconditionally or on conditions (including any undertakings) that are acceptable to Woodside and the Seller (each acting reasonably).

(f)

(US HSR Act Clearance): The statutory waiting period (and any extension thereof) applicable to the consummation of the Transaction under the HSR Act and if applicable, any contractual waiting periods under any timing agreements with the US Department of Justice or the Federal Trade Commission applicable to the consummation of the Transaction shall have expired or been earlier terminated without the US Department of Justice or the Federal Trade Commission challenging the Transaction or requiring conditions that are not acceptable to Woodside or the Seller (each acting reasonably).

(g)	(CFIUS Approval): Any one of the following has occurred:

(1)	the Parties have received a written notice issued by CFIUS stating that CFIUS has concluded that the Transaction is not a “covered transaction” and not subject to review under applicable law;

(2)

the Parties have received a written notice issued by CFIUS that it has determined that there are no unresolved national security concerns with respect to the Transaction, and has concluded all action under the DPA; or

(3)	either:

(A)

the President of the United States shall have notified the Parties of his determination not to use his powers pursuant to the DPA to unwind, suspend, condition or prohibit the consummation of the Transaction; or

(B)	the period allotted for presidential action under the DPA shall have passed without any determination by the President.

(h)

(Official Quotation): In response to a request from Woodside, ASX has not indicated to Woodside prior to the date on which all other Conditions have been satisfied or waived in accordance with clause 2.4 that it will not grant permission for the official quotation of the new Woodside Shares to be issued as Share Consideration.

(i)	(Woodside Independent Expert’s Report): The Woodside Independent Expert appointed by Woodside:

(1)	issues a Woodside Independent Expert’s Report which concludes that the Transaction is in the best interests of the Woodside Shareholders; and

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2 Conditions for Completion

(2)	does not change its conclusion or withdraw its Woodside Independent Expert’s Report before Woodside Shareholder Approval.

(j)	(Restructure): The Seller completes the Restructure.

(k)

(US Registration Statements): Each US Registration Statement has been declared effective by the SEC in accordance with the provisions of the US Securities Act and the US Exchange Act, as applicable. No stop order suspending the effectiveness of any US Registration Statement shall have been issued, and no proceedings for that purpose have commenced or, so far as Woodside is aware, been threatened by the SEC.

(l)

(Trinidad and Tobago Approval): Woodside has received clearance by the Trinidad and Tobago Fair Trade Commission in respect of the Transaction, either unconditionally or on conditions (including any undertakings) that are acceptable to Woodside and the Seller (each acting reasonably).

(m)

(PRC Approval): Woodside has received clearance by the State Administration for Market Regulation of the People’s Republic of China in respect of the Transaction, either unconditionally or on conditions (including any undertakings) that are acceptable to Woodside and the Seller (each acting reasonably).

(n)

(Japan Approval): Woodside and, if applicable, the Seller and/or BHP Group Plc, have received clearance by the Japan Fair Trade Commission in respect of the Transaction, either unconditionally or on conditions (including any undertakings) that are acceptable to Woodside and the Seller (each acting reasonably).

(o)

(Mexico Approval): Woodside has received clearance by the Federal Economic Competition Commission of Mexico in respect of the Transaction, either unconditionally or on conditions (including any undertakings) that are acceptable to Woodside and the Seller (each acting reasonably).

(p)

(Vietnam Approval): Woodside, the Seller and the Target have received approval from the Vietnam Ministry of Industry and Trade, the Vietnam Competition and Consumer Agency, or the Vietnam National Competition Commission, in respect of the Transaction, or have otherwise confirmed the Transaction will not be opposed in Vietnam, either unconditionally or on conditions (including any undertakings) that are acceptable to Woodside and the Seller (each acting reasonably).

(q)

(Barbados Approval): Woodside has received (i) confirmation from the Barbados Fair Trade Commission that the Transaction does not require notification to, and clearance by, it, or (ii) clearance by the Barbados Fair Trade Commission in respect of the Transaction, either unconditionally or on conditions (including any undertakings) that are acceptable to Woodside and the Seller (each acting reasonably).

(r)

(No Injunction or Order): No court or other Governmental Agency of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or governmental order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Transaction and all Regulatory Approvals shall be in full force and effect.

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2.2	Notice

Each Party must advise the other by notice in writing, as soon as possible (and in any event within 2 Business Days) if it becomes aware:

(a)	that any Condition in clause 2.1 has been satisfied; or

(b)	of the happening of an event or occurrence that would, does, will, or would reasonably be likely to:

(1)	prevent a Condition in clause 2.1 being satisfied; or

(2)	mean that any Condition will not otherwise be satisfied, before the Cut Off Date; or

(c)	if the Condition has been satisfied, it is unlikely to remain satisfied in all respects up to and including Completion.

2.3	Satisfaction of Conditions

(a)	The Seller must use reasonable endeavours to ensure that the Condition relating to the Restructure described in clause 2.1(j) is satisfied as soon as practicable on or before the Cut Off Date.

(b)	Woodside must use reasonable endeavours to ensure that the following Conditions are satisfied as soon as practicable on or before the Cut Off Date:

(1)	Woodside Shareholder Approval described in clause 2.1(d);

(2)	Official Quotation described in clause 2.1(h); and

(3)	Woodside Independent Expert’s Report described in clause 2.1(i).

(c)

The Seller and Woodside must use reasonable endeavours to ensure that the Conditions comprising of the Regulatory Approvals are satisfied as soon as practicable on or before the Cut Off Date including by responding to each Governmental Agency in an appropriate and timely manner.

(d)

The Seller may determine (acting reasonably, after good faith consultation with Woodside) whether or not the FIRB Approval described in clause 2.1(a) is likely to be required in order for the Transaction contemplated by this agreement to be implemented, provided that the Seller must:

(1)	consult with Woodside in good faith in respect of whether or not FIRB Approval described in clause 2.1(a) is likely to be required;

(2)	promptly inform Woodside upon having made such a determination;

(3)

have applied for the FIRB Approval and paid the relevant fee in respect of the application for FIRB Approval as soon as reasonably practicable and in any case by no later than 1 December 2021, unless the Seller (i) has determined (acting reasonably) prior to that date that the FIRB Approval described in clause 2.1(a) is not required in order for the Transaction contemplated by this agreement to be implemented and (ii) has waived the Condition in clause 2.1(a) (FIRB Approval);

(4)

promptly respond to all requests for further information in respect of the application for FIRB Approval and not withdraw the application for FIRB Approval without Woodside’s written consent unless the Seller has determined that the FIRB Approval is not required in order for the Transaction contemplated by this agreement to be implemented; and

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2 Conditions for Completion

(5)

if the Seller determines to pursue the FIRB Approval described in clause 2.1(a), use reasonable endeavours to ensure the FIRB Approval Condition is satisfied as soon as practicable on or before the Cut Off Date.

(e)	Without prejudice to clauses 2.3(a) to 2.3(d), each Party must:

(1)	keep the other Party informed in a timely manner of the status and progress towards satisfaction of the Conditions;

(2)	provide all reasonable assistance to the other as is necessary to satisfy the Conditions;

(3)

to the extent it is within its power to do so, use reasonable endeavours to procure that there is no occurrence within its control or the control of any of its Subsidiaries that would prevent any of the Conditions being satisfied or remaining satisfied up to and including Completion;

(4)

exclusively pay and incur the filing or lodgement fees associated with the filings or lodgements it makes in connection with its endeavours to satisfy the Conditions, except that for the filings made in respect of the Condition in clause 2.1(g) (CFIUS Approval), Woodside will pay the fees; and

(5)	otherwise bear its own costs in connection with providing reasonable assistance and otherwise discharging its obligations under this clause 2.3,

and, for the avoidance of doubt, where a fee or cost is to be borne by the Seller under this clause 2.3(e) that fee or cost shall not be borne by the Target Group.

(f)	In respect of Regulatory Approvals, without limiting this clause 2.3 and except to the extent prohibited by a Governmental Agency:

(1)

the Parties agree that the ACCC Approval and NOPTA Approval as described in clauses 2.1(b) and 2.1(c), respectively, will be pursued jointly by the Parties (for which the Parties will develop a joint work plan as soon as practicable after, if not before, the date of this agreement), with the Parties developing the plan, preparing the submissions and dedicating the resources necessary to satisfy these Conditions in good faith (the Parties acknowledging that in respect of the NOPTA Approval, the requirement for approval under the OPGGSA is not expected to come into effect until March 2022, and the Parties will agree in good faith an engagement strategy with the intention to not cause a delay to the Timetable as a result of this timing);

(2)	to the extent there is any disagreement between the Parties in respect of the content of any submissions proposed to be made to a Governmental Agency:

(A)

both Woodside and the Seller must approve the submissions to ACCC, NOPTA, CFIUS, ASIC, SARB, ASX, JSE and the Governmental Agencies referenced in clauses 2.1(f), 2.1(l), 2.1(m), 2.1(n), 2.1(o), 2.1(p), 2.1(q);

(B)	the Seller will have final determination for submissions to FIRB; and

(C)	the Parties will act reasonably in each case;

(3)

the Parties agree that each of Woodside and the Seller, as applicable, shall use its reasonable endeavours to obtain CFIUS Approval. Such reasonable endeavours shall include filing of a joint declaration in accordance with the DPA as soon as reasonably practicable, but in no event later than 10 business days after the date of this agreement. Further, if Woodside and the

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2 Conditions for Completion

Seller do not receive CFIUS Approval based on the joint declaration by 31 December 2021, either unconditionally or on conditions (including any undertakings) that are acceptable to Woodside (acting reasonably), Woodside and the Seller will (i) submit a draft joint voluntary notice to CFIUS no later than 15 January 2022, (ii) promptly after resolving any comments from CFIUS on the draft joint voluntary notice, submit a final joint voluntary notice to CFIUS, and (iii) provide any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the transactions contemplated by this agreement within the timeframes set forth in the DPA; and

(4)	each Party must:

(A)

provide copies of their draft submissions reasonably in advance (and in any event no later than 3 Business Days prior to, the proposed lodgement with the relevant Governmental Agency) to the other Party, unless there is a shorter deadline for such submission in which case a draft submission shall be provided reasonably in advance of such shorter deadline, and consult in good faith in respect of the content;

(B)

keep the other Party informed of progress in relation to each Regulatory Approval (including in relation to any material matters raised by, enquiries or requests for information from, or conditions or other arrangements proposed by, or to, any Governmental Agency in relation to a Regulatory Approval) and provide the other Party with all information reasonably requested in connection with preparing the applications for, or progress of, the Regulatory Approvals (including any evidence of financial or technical expertise following Completion as reasonably requested by a Third Party);

(C)

without limiting clause 2.3(f)(4)(A), consult in good faith with the other Parties in advance in relation to the progress of obtaining and all material communications with Governmental Agencies regarding any of, the Regulatory Approvals; and

(D)

if practicable, provide each other reasonable advance notice of meetings and telephone calls with a Governmental Agency in relation to a Regulatory Approval, and, to the extent reasonably practicable and permitted by the Governmental Agency, provide the other Party or its external counsel with the opportunity to participate in such meetings or telephone calls, provided that:

(E)

the Party applying for a Regulatory Approval may withhold or redact information or documents from the other Parties (i) to the extent that they are reasonably determined to be either confidential to a Third Party or commercially sensitive, confidential or privileged to the applicant; and (ii) as necessary to comply with contractual arrangements or applicable laws, including competition laws, in which cases such Party shall provide unredacted versions of the relevant documents to the other Parties’ outside counsel only, as applicable;

(F)

no Party is required to disclose to the other Parties information that it has determined (acting reasonably) is confidential and commercially sensitive information, in which case it shall provide unredacted versions of the relevant documents to the other Parties’ outside counsel only, as applicable, if such information is included in, or forms the basis of, a submission to a Governmental Agency; and

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2 Conditions for Completion

(G)

the Party applying for a Regulatory Approval is not prevented from taking any step (including communicating with a Governmental Agency) in respect of a Regulatory Approval if the other Parties have not promptly responded under clause 2.3(f)(4)(A) or clause 2.3(f)(4)(C).

(g)	The Seller is permitted to engage with and make submissions to all Tax and Duty authorities in connection with the Transaction that affect either the Seller Group or the BHP Shareholders.

(h)

Woodside is permitted to engage with and make submissions to all Tax and Duty authorities in connection with the Transaction that affect either the Woodside Group (before or after Completion) or the Woodside Shareholders.

2.4	Waiver

(a)	Subject to clauses 2.3(d) and 2.4(b), the following Conditions cannot be waived:

(1)

clause 2.1(a) (FIRB Approval), unless the Seller determines in accordance with clause 2.3(d) that the approval is not required to implement the Transaction (in which case the Seller can waive the Condition);

(2)	clause 2.1(c) (NOPTA Approval), clause 2.1(e) (ASIC, ASX, SARB and JSE), clause 2.1(g) (CFIUS Approval), and clause 2.1(h) (Official Quotation); and

(3)

clause 2.1(b) (ACCC Approval), clause 2.1(f) (US HSR Act Clearance), clause 2.1(l) (Trinidad and Tobago Approval), clause 2.1(m) (PRC Approval), clause 2.1(n) (Japan Approval), clause 2.1(o) (Mexico Approval); clause 2.1(p) (Vietnam Approval), clause 2.1(q) (Barbados Approval) and clause 2.1(r) (No Injunction or Order),

(b)	If the Parties agree in writing that a Condition referred to in clause 2.4(a)(3) is no longer required in order to implement the Transaction, the Parties together can waive that Condition.

(c)	The Condition in clause 2.1(i) (Woodside Independent Expert’s Report):

(1)	is for the sole benefit of Woodside and may only be waived, in whole or in part, in writing by Woodside (in its absolute discretion); and

(2)	must be waived if the Condition in clause 2.1(d) (Woodside Shareholder Approval) is waived.

(d)

The Conditions in clause 2.1(d) (Woodside Shareholder Approval), clause 2.1(j) (Restructure) and clause 2.1(k) (US Registration Statements) are for the benefit of both the Seller and Woodside and may only be waived, in whole or in part, by written agreement between the Seller and Woodside (in each case in their respective absolute discretion).

(e)	Waiver of a breach or non-satisfaction of one Condition does not constitute:

(1)	a waiver of a breach or non-satisfaction of any other Condition resulting from the same event; or

(2)	a waiver of a breach or non-satisfaction of that Condition resulting from any other event.

2.5	Cut Off Date

The Cut Off Date:

(a)	may be extended at any time by written agreement between the Seller and Woodside; and

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2 Conditions for Completion

(b)	will be automatically extended (as applicable):

(1)	by the same number of days that the deadline for Completion is extended in the Timetable in accordance with clause 4.1(d); or

(2)

if an extension of the Timetable pursuant to clause 4.1(e) or clause 7.2(c) has been effected, to a date that is 1 Business Day after the date for Completion under the Timetable as so extended (but, to avoid doubt, this clause will not operate to bring forward the Cut Off Date to a date that is earlier than 30 June 2022).

2.6	Termination on failure of Condition

(a)	On receipt of notice under clause 2.2(b) or clause 2.2(c), the Parties must promptly consult in good faith to:

(1)

consider and, if agreed, determine whether the Transaction may proceed by way of alternative means or methods or in the case of a breach, whether the breach or the effects of the breach is or are able to be remedied; and

(2)	consider and, if agreed, extend the Cut Off Date.

(b)	If the Parties are unable to reach agreement under clause 2.6(a) within 10 Business Days of the earlier of:

(1)	a Party giving the other Parties written notice of the relevant event or occurrence under clause 2.2(b) or clause 2.2(c); and

(2)	the Cut Off Date,

or if any Condition (i) has not been satisfied by the Cut Off Date, or (ii) has been satisfied by the Cut Off Date, but does not remain satisfied in all respects up to Completion then, unless that Condition has been waived, in whole or in part, in accordance with clauses 2.4(a), 2.4(c) or 2.4(d) (as applicable), either the Seller or Woodside may terminate this agreement by written notice to the other Party. However, a Party may not terminate this agreement pursuant to this clause 2.6 if the relevant occurrence or event or the failure of the Condition to be satisfied arises out of a breach of clause 2.3 by that Party, although in such circumstances the other Party may still terminate this agreement.

2.7	No binding agreement for transfer

For the avoidance of doubt, nothing in this agreement will cause a binding agreement for the transfer of Sale Shares or issue of Share Consideration to arise unless and until all the Conditions in clause 2.1:

(a)

have been satisfied and remain satisfied in all respects up to and including Completion, including where a relief, waiver, confirmation, exemption, consent, approval or other act (as the case may be) has been given by a Governmental Agency, it must remain in full force and effect in all respects and have not been withdrawn, revoked, suspended, restricted or amended (or become subject to any notice, intimation or indication of intention to do any such thing); and/or

(b)	waived in accordance with clause 2.4,

and no person will obtain beneficial ownership, a beneficial interest or any other rights in relation to the Sale Shares as a result of this agreement unless and until all those Conditions have been satisfied or waived on the terms and conditions of this agreement.

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3	Transaction steps

3.1	Sale Shares

On the day for Completion determined under clause 7.1, the Seller must sell, and Woodside must buy, the Sale Shares for the Purchase Price free and clear of all Encumbrances.

3.2	Associated rights

The Seller must sell the Sale Shares to Woodside together with all rights attached to them as at Completion. For the avoidance of doubt, this agreement does not entitle Woodside to any beneficial ownership, beneficial interest or beneficial right in the Sale Shares until and unless all of the Conditions have been satisfied or waived in accordance with clause 2.4.

3.3	Purchase Price

(a)	The consideration for the sale of the Sale Shares is the payment by Woodside of the Purchase Price.

(b)	The Purchase Price must be paid as follows:

(1)	the issue of the Share Consideration by Woodside pursuant to clause 3.5 on Completion;

(2)	the Woodside Dividend Payment, payable by Woodside to the Seller pursuant to clause 3.6(c)(1) on Completion;

(3)	the Locked Box Payment, if any, payable by Woodside to the Seller or the Seller to Woodside (as required) pursuant to clause 3.6(c)(2) on Completion; and

(4)	any other adjustments to the Purchase Price payable in accordance with this agreement.

3.4	Title and risk

Title to and risk, and beneficial ownership, in the Sale Shares passes to Woodside (or if applicable, the Woodside Nominee) on Completion.

3.5	Share Consideration

(a)	The Seller must issue to Woodside:

(1)	an indicative written notice not less than 10 Business Days prior to the first lodgement or filing with a Governmental Agency; and

(2)	a confirmatory written notice not less than 10 Business Days prior to publishing,

the Woodside EM and NoM, stating that the Seller directs Woodside to issue the Share Consideration:

(3)	to the Seller;

(4)	to the Seller and BHP Group Plc, in proportions to each specified by the Seller in the notice; or

(5)	directly to the BHP Shareholders.

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3 Transaction steps

(b)	In respect of the Share Consideration, Woodside must:

(1)	no later than 5 Business Days prior to Completion, deliver a notice to the Seller setting out the number of Woodside Shares to be issued as Share Consideration;

(2)	ensure that each new Woodside Share is unencumbered, fully paid up and ranks equally with existing Woodside Shares;

(3)	procure that all new Woodside Shares are listed for quotation on the ASX; and

(4)	procure the delivery of holding statements to each BHP Shareholder that has received new Woodside Shares promptly after completion of the Distribution.

3.6	Cash consideration

(a)

Woodside must deliver to the Seller no later than 5 Business Days before Completion a notice (which may form part of the notice delivered pursuant to clause 3.5(b)(1)) setting out the Woodside Dividend Payment, which must include all workings in the constituent amounts of the calculation of the Woodside Dividend Payment.

(b)

The Seller must deliver to Woodside no later than 7 Business Days before Completion a notice (Completion Notice) setting out the Seller’s good faith estimate of the Locked Box Payment calculated in accordance with Schedule 6, which must include all workings in the constituent amounts of the calculation of the Locked Box Payment.

(c)	On Completion:

(1)	Woodside must pay (or procure the payment of) the Woodside Dividend Payment to the Seller; and

(2)	if the Locked Box Payment is:

(A)	greater than zero, the Seller must pay the Locked Box Payment to Woodside;

(B)	less than zero, Woodside must pay the Locked Box Payment to the Seller; or

(C)	equal to zero, neither Party is liable to make a payment to the other in respect of this clause 3.6(c)(2).

(d)

Subject to clause 3.6(e) and clause 3.6(f), all payments payable pursuant to clause 3.6(c) must be paid in Immediately Available Funds (without counter-claim, set-off or deduction, unless expressly contemplated by this agreement) into an account nominated by the Party to whom it is payable (such account to be notified to the paying Party no later than 5 Business Days prior to Completion).

(e)

If the Seller owes the Locked Box Payment to Woodside pursuant to clause 3.6(c)(2)(A), Woodside and the Seller agree that the Woodside Dividend Payment and Locked Box Payment will be set-off against one another, such that the net amount (Net Amount) will be payable by:

(1)	the Seller to Woodside, if the Locked Box Payment exceeds the Woodside Dividend Payment; or

(2)	Woodside to the Seller, if the Woodside Dividend Payment exceeds the Locked Box Payment.

(f)	If the Seller owes the Net Amount to Woodside pursuant to clause 3.6(e):

(1)	Woodside may request by written notice given no later than 5 Business Days before Completion that the Seller leave the Net Amount in one or more accounts in the name of a

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Target Group Member immediately prior to Completion, rather than being effected as a payment from the Seller to Woodside; and

(2)	if the Seller determines that:

(A)

the Seller Group will not be adversely impacted by doing so, upon receiving a notice pursuant to clause 3.6(f)(1), the Seller may leave the Net Amount in one or more accounts in the name of a Target Group Member immediately prior to Completion (having informed Woodside by notice in writing delivered no later than 2 Business Day prior to Completion of its intention to do so); or

(B)

the Seller Group will be adversely impacted by doing so, pay the Net Amount to Woodside in accordance with clause 3.6(d) (having informed Woodside by notice in writing delivered no later than 2 Business Day prior to Completion of its intention to do so).

For the avoidance of doubt, other than pursuant to this clause 3.6(f) the Seller may leave behind at Completion any amount as cash in bank accounts held beneficially by any Target Group Members, which will be included in the Locked Box Payment calculation pursuant to clause 1.2(g) of Part 1 of Schedule 6.

(g)

Woodside must not amend, and must procure that the Woodside Board does not exercise any right to suspend, vary or terminate pursuant to rule 12.1 of, the Woodside Dividend Reinvestment Rules dated August 2019 in a manner that would materially adversely impact the Seller.

(h)

The Seller must deliver to Woodside the Locked Box Accounts prior to the date on which Woodside first submits the Form F-4 Registration Statement to the SEC for review (18 December 2021 being acknowledged by the Parties as the expected date for submission).

3.7	Distribution

(a)

The Parties must ensure that Completion occurs on the same day as Distribution Implementation, and must not allow Completion to occur in circumstances where it is uncertain if Distribution Implementation will occur.

(b)

The Seller must, and, if the Distribution is to occur before Unification has occurred, must procure that BHP Group Plc, declare or determine a dividend, a reduction of capital (pursuant to Chapter 2J of the Corporations Act) or a combination of the two (as determined by the Seller) in order to facilitate the Distribution.

(c)	Where the written notice issued pursuant to clause 3.5(a)(2) requests:

(1)

an Indirect Distribution, at Completion the Seller must procure that the new Woodside Shares issued as Share Consideration are distributed to the Participating BHP Shareholders and to the Sale Agent (as applicable) in satisfaction of the dividend and/or return of capital declared pursuant to clause 3.7(b); or

(2)

a Direct Distribution, at Completion Woodside must issue the Share Consideration to the Participating BHP Shareholders and to the Sale Agent (as applicable) in satisfaction of the dividend and/or return of capital (if applicable) declared by the Seller in favour of the BHP Shareholders.

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3 Transaction steps

(d)

For as long as the Seller holds the Share Consideration, the Seller undertakes not to exercise any voting power in respect of any of those Woodside Shares, nor to dispose of those Woodside Shares, other than in accordance with clause 3.7(c)(1).

(e)

Woodside and the Seller must provide all reasonably necessary assistance to one another to enable the Distribution of the new Woodside Shares issued as Share Consideration to the Participating BHP Shareholders and to the Sale Agent (as applicable) on Completion including, in the case of the Seller, procuring the delivery to Woodside or Woodside’s registry of the BHP Register as at the Distribution Record Date (including details of the Selling Shareholders) in sufficient time prior to Completion to allow Woodside to discharge its obligations under clause 3.7(c)(2).

(f)

On Distribution Implementation, each Participating BHP Shareholder will be entitled to their Distribution Entitlement, and Woodside must procure that each Participating BHP Shareholder’s Distribution Entitlement and the issue or transfer (as the case may be) of Woodside Shares to the Sale Agent in accordance with the terms of this agreement is recorded in the Woodside Register as soon as practicable.

(g)

The Seller may determine (acting reasonably), and Woodside must take all actions to give effect to, the treatment of an entitlement by any BHP Shareholder to a fraction of a Woodside Share as part of that BHP Shareholder’s Distribution Entitlement, including the Seller determining that each BHP Shareholder entitled to a fraction of a Woodside Share will have:

(1)

the fraction of a Woodside Share to which they are entitled as part of their Distribution Entitlement issued to or transferred to (as the case may be) the Sale Agent to be sold on their behalf, with the BHP Shareholder to receive cash in respect of that fraction of a Woodside Share substantively in the same way as Selling Shareholders; or

(2)

their Distribution Entitlement rounded down to the nearest whole number of Woodside Shares and the fraction of a Woodside Share to which they would otherwise have been are entitled to as part of their Distribution Entitlement issued to or transferred (as the case may be) to the Sale Agent to be sold and the sale proceeds transferred to the Seller or to any party that the Seller may direct, and the Parties will consult one another prior to Completion to determine if it would be more beneficial to both Parties, and whether they can agree (in their respective sole discretions), an alternative treatment of entitlements of BHP Shareholders to a fraction of a Woodside Share, including for example a cash payment to be made by Woodside instead of issuing Woodside Shares in respect of such fractional entitlements.

(h)

At Distribution Implementation, Woodside shall have deposited, or shall have caused to be deposited with or provided to Citibank N.A. (in its capacity as the depositary under the Limited ADS Deposit Agreement) and, if Unification has not occurred prior to Distribution Implementation, to Citibank N.A. (in its capacity as the depositary under the PLC ADS Deposit Agreement, as applicable), or a nominee thereof, a number of Woodside ADSs to be issued as Share Consideration in respect of the Limited ADSs and, if Unification has not occurred at Distribution Implementation, Plc ADSs on issue as at the Distribution Implementation, and Woodside and BHP must provide all reasonably necessary assistance, and use reasonable endeavours, to effect the immediate distribution of the Woodside ADSs to the holders of Limited ADSs and, if Unification has not occurred at Distribution Implementation, Plc ADSs. The Parties must consult in good faith and use reasonable endeavours to determine the actions required to give effect to this clause.

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(i)	In respect of Ineligible Foreign Shareholders, on Distribution Implementation:

(1)	if the Distribution is an Indirect Distribution, BHP must transfer; and

(2)	if the Distribution is a Direct Distribution, Woodside must issue,

the Woodside Shares which would otherwise be required to be issued or transferred (as applicable) to the Ineligible Foreign Shareholders under the Distribution to the Sale Agent.

(j)

The Seller may offer Selling Shareholders a voluntary sale facility, whereby BHP Shareholders with less than a certain number of BHP Shares at the Distribution Record Date may elect for all but, subject to clause 3.7(g), not some of the Distribution Entitlement to be sold and the Sale Proceeds Amount to which that Selling Shareholder is entitled remitted to that Selling Shareholder. The Parties will investigate and discuss in good faith the possibility of the sale facility being compulsory (with an “opt out” mechanism) rather than voluntary.

(k)	In respect of the Woodside Shares issued or transferred to the Sale Agent pursuant to the arrangements described in clauses 3.7(i) and 3.7(j) (if applicable), BHP must:

(1)

procure that as soon as reasonably practicable (and in any event not more than 15 Business Days after Distribution Implementation), the Sale Agent sells on market all the Woodside Shares issued or transferred (as applicable) to the Sale Agent;

(2)

account to each Ineligible Foreign Shareholder or Selling Shareholder (as applicable) for the proceeds of the sale of all of the Woodside Shares (after deduction of any applicable brokerage, stamp duty and other costs, taxes and charges) (Proceeds); and

(3)

as soon as reasonably practicable, remit to each Ineligible Foreign Shareholder or Selling Shareholder the Sale Proceeds Amount to which that Ineligible Foreign Shareholder or Selling Shareholder is entitled.

3.8	Locked Box Payment adjustment

(a)	Following Completion, the Seller must prepare and provide to Woodside the Locked Box Payment Statement in accordance with Part 2 of Schedule 6.

(b)	The Parties agree that Part 2 of Schedule 6 will apply in respect of finalising the Locked Box Payment Statement.

(c)	If the Amended Locked Box Payment:

(1)	is greater than the Locked Box Payment, the Seller must pay the Adjustment Amount to Woodside, as an adjustment to the Purchase Price in favour of Woodside;

(2)	is less than the Locked Box Payment, Woodside must pay the Adjustment Amount to the Seller, as an adjustment to the Purchase Price in favour of the Seller; or

(3)	is equal to the Locked Box Payment, no adjustment to the Purchase Price will be made under this clause 3.8.

(d)

A Party required to make a payment to another Party under this clause 3.8 must make the payment in Immediately Available Funds without counter-claim, deduction or set-off within 10 Business Days after the finalisation of the Locked Box Payment Statement.

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3.9	Detailed Matters Letter

Each Party agrees to comply with their obligations, and agrees to comply with the rights granted to the other Party, under the Detailed Matters Letter.

3.10	Payments relating to Scarborough

(a)	If a Target Group Member receives any payment from a Woodside Group Member on completion of the exercise of the Put Option by the relevant Target Group Member, then:

(1)	any and all such payments will be held in a separate interest-bearing bank account held by an escrow agent for the benefit of a Target Group Member;

(2)

no such payment nor any amount standing to the credit of the separate interest-bearing bank account (Put Option Amounts) will be the subject of any transaction under the Seller Group Intra-group Funding Arrangements;

(3)	the Put Option Amounts will not be taken into account in determining the value of the Locked Box Payment or the Amended Locked Box Payment; and

(4)	the Put Option Amounts will be available for release to the Target Group on the earlier of Completion and termination of this agreement.

(b)

If the Put Option is exercised and Completion occurs under this agreement any Tax liability arising as a result of the exercise of the Put Option and completion of the sale under the Put Option will be to the account and expense of the Seller.

3.11	Woodside Nominee

If Woodside issues a direction pursuant to clause 1.1(b) of Schedule 5:

(a)	Woodside will remain liable for all obligations;

(b)	Woodside must procure the Woodside Nominee complies with and undertakes to give effect to all obligations of Woodside; and

(c)	the Seller retains all rights against Woodside,

agreed to pursuant to this agreement irrespective of the transfer of (or direction to transfer) the Sale Shares to the Woodside Nominee.

4	Implementation

4.1	Timetable

(a)	Subject to clause 4.1(b), the Parties must each use reasonable endeavours to:

(1)	comply with their respective obligations under this clause 4; and

(2)	take all necessary steps and exercise all rights necessary to implement the Transaction,

in accordance with the Timetable.

(b)

Failure by a Party to meet any timeframe or deadline set out in the Timetable will not constitute a breach of clause 4.1(a) to the extent that such failure is due to circumstances and matters outside the

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Party’s reasonable control or due to the Seller or Woodside taking or omitting to take any action in response to a Seller Competing Proposal or Woodside Competing Proposal (as applicable) as permitted or contemplated by this agreement.

(c)	Each Party must keep the other informed about their progress against the Timetable and notify each other if it believes that any of the dates in the Timetable are or may not be achievable.

(d)

To the extent that any of the timeframes or deadlines set out in the Timetable are reasonably likely to become delayed or not achievable, the Parties will promptly consult in good faith and may agree to any necessary extension to the Timetable to ensure the relevant steps are completed as soon as reasonably practicable.

(e)

The Seller may require that the date for Completion in the Timetable be delayed by one or more reasonable periods that must not in aggregate result in a delay to Completion that is in excess of [***], provided that:

(1)	the Seller must use reasonable endeavours to keep this delay as short as practicable; and

(2)	in any event, the Seller must not use this clause 4.1(e) to delay a timeframe or deadline if the effect, or likely effect, is to cause Completion to occur later than [***].

4.2	London Stock Exchange and NYSE listings

(a)	Subject to clause 4.2(e) and to the Seller complying with its obligations in clause 4.4, Woodside must use reasonable endeavours to procure that prior to Completion each of the following has occurred:

(1)	the UK Prospectus (including any supplementary prospectus) is approved by the FCA in accordance with the Prospectus Regulation Rules;

(2)

the FCA has confirmed that the application for admission of the Woodside Shares to the standard segment of the UK Official List is approved and (after satisfaction of any conditions to which approval is expressed to be subject) will become effective as soon as a dealing notice has been issued by the FCA and any listing conditions have been satisfied;

(3)

the London Stock Exchange has confirmed (and such confirmation is not withdrawn) that the Woodside Shares will be admitted to trading on the London Stock Exchange’s Main Market for listed securities; and

(4)	Woodside Shares represented by Woodside ADSs to be issued as Share Consideration have been approved for listing on the NYSE subject to official notice of issuance.

(b)

For the purposes of clause 4.2(a), Woodside acknowledges and agrees that “reasonable endeavours” require Woodside to do each of the following (without limiting the meaning of the phrase “reasonable endeavours”):

(1)	incur all costs and dedicate all Woodside director, officer, employee and adviser time;

(2)	commission third party experts (such as technical and accounting experts) to produce such information or reports as are required under Applicable Securities Regulations; and

(3)	make all submissions, lodge all Regulator’s Drafts and file all applicable forms on a timely basis having regard to the Timetable,

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as would reasonably be expected for the satisfaction of the undertakings in clause 4.2(a).

(c)	Subject to clause 4.2(d), in respect of the undertakings in clause 4.2(a) and without prejudice to clause 4.3, Woodside must:

(1)

keep the Seller reasonably informed of the status and progress towards satisfaction of the undertakings (including in relation to any material matters raised by, enquiries or requests for information from, or conditions or other arrangements proposed by, or to, any Governmental Agency in relation to such undertaking);

(2)

if practicable, provide the Seller reasonable advance notice of meetings with a Governmental Agency in connection with satisfaction of each undertaking, and, to the extent reasonably practicable and permitted by the Governmental Agency, provide the Seller and/or its external advisers with the opportunity to participate in such meetings; and

(3)	provide copies of all draft submissions (including responses to comments made by the FCA and revised Regulator’s Drafts and any appendices) to the FCA reasonably in advance to the Seller.

(d)

Woodside may at any time prior to the Regulator’s Draft of the Woodside EM and NoM being first submitted to the ASX for review and in its absolute discretion issue a written notice to the Seller notifying the Seller that Woodside will no longer pursue one or more outcomes in clause 4.2(a)(1) to 4.2(a)(3), provided Woodside:

(1)	has first consulted with the Seller for a reasonable period of time in connection with ceasing to pursue the outcomes and has taken account of the Seller’s views in relation to the same; and

(2)	reasonably determines that pursuit of the listing is not in the interests of Woodside (as determined by Woodside in its discretion).

(e)	Upon Woodside issuing a notice pursuant to clause 4.2(d):

(1)	Woodside will no longer be bound by the obligations in clauses 4.3(c), 4.3(g) (in respect of the UK Prospectus), 4.3(i) (in respect of the UK Prospectus) and 4.3(j) (as applicable); and

(2)

if the relevant undertaking relates to the outcomes described in clauses 4.2(a)(1) to 4.2(a)(3), the Seller is not required to fulfil any obligation in clause 4.4 in respect of the BHP Information for the purposes of the UK Prospectus.

4.3	Woodside obligations

Woodside must take all necessary steps to implement the Transaction as soon as is reasonably practicable and, without limiting anything else in this clause 4, must do each of the following:

(a)	(Woodside EM and NoM): prepare and despatch the Woodside EM and NoM and convene the Woodside Shareholders Meeting;

(b)

(US Registration Statements): use reasonable endeavours to (i) prepare and submit non-publicly the Form F-4 Registration Statement with the SEC; (ii) respond promptly to comments on the Form F-4 Registration Statement from the SEC; (iii) after resolution of all comments on the Form F-4 Registration Statement, prepare and file the Form F-4 Registration Statement and the Form 8-A Registration Statement publicly with the SEC, (iv) have the Form F-4 Registration Statement and the Form 8-A Registration Statement declared effective under the US Securities Act and the US

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Exchange Act, as applicable as promptly as practicable after their filing (or in the case of the Form 8-A Registration Statement, no later than Completion); (v) cause the Form F-6 Registration Statement to be prepared and filed by the ADS Depositary Bank with the SEC and declared effective under the US Securities Act, (vi) maintain, or cause to be maintained, the effectiveness of the US Registration Statements for as long as necessary to consummate the Transaction; and (vii) cause the US Registration Statements to comply as to form in all material respects with the applicable provisions of the US Securities Act and the US Exchange Act, as applicable;

(c)

(UK Prospectus): subject to the Seller complying with its obligations in clause 4.4, use reasonable endeavours to (i) procure that the Woodside Board accept responsibility for the Prospectus in accordance with the Prospectus Regulation Rules; (ii) prepare and finalise the UK Prospectus in accordance with applicable laws and obtain approval for the UK Prospectus from the FCA; (iii) subject to the UK Prospectus being finalised and approved by the FCA in accordance with the Prospectus Regulation Rules, as soon as possible following such approval publish the UK Prospectus in accordance with the Prospectus Regulation Rules;

(d)	(Woodside Board recommendation): the Woodside EM and NoM must include a statement by at least a majority of the Woodside Board:

(1)

recommending that Woodside Shareholders vote in favour of the Transaction, subject to the Woodside Independent Expert concluding and continuing to conclude that the Transaction is in the best interests of Woodside Shareholders; and

(2)

that each Woodside Board Member providing the recommendation in clause 4.3(d)(1) will (subject to the same qualification as set out in clause 4.3(d)(1)) vote, or procure the voting of, all Woodside Shares held by them or on their behalf at the time of the meeting in favour of the Transaction, unless there has been a change of recommendation permitted by clause 4.6(b);

(e)

(Woodside Independent Expert’s Report): promptly appoint the Woodside Independent Expert and provide any assistance or information reasonably requested by the Woodside Independent Expert in connection with the preparation of the Woodside Independent Expert’s Report;

(f)

(Woodside investigating accountant): promptly appoint an investigating accountant in connection with the preparation of the Woodside EM and NoM and provide all assistance or information reasonably requested by the appointed investigating accountant for that purpose;

(g)	(Consultation with the Seller): consult with the Seller in respect of the contents of the Woodside Disclosure Documents, including:

(1)

providing to the Seller drafts of the Woodside EM and NoM (including the Woodside Independent Expert’s Report) and the other Woodside Disclosure Documents for the purpose of enabling the Seller to review and comment on those draft documents and any responses or submissions resulting from comments or requests from the Governmental Agency to whom a Woodside Disclosure Document has been submitted. In relation to the Woodside Independent Expert’s Report, the Seller’s review is to be limited to a factual accuracy review;

(2)	taking all comments made by the Seller into account in good faith when producing a revised draft of the documents described in clause 4.3(g)(1);

(3)

providing to the Seller revised drafts of each of the documents described in clause 4.3(g)(1) within a reasonable time before the Regulator’s Draft is finalised and to enable the Seller to review and comment on the Regulator’s Draft before the date of its submission;

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(4)

without prejudice to clause 4.3(i), notifying the Seller if Woodside becomes aware of any significant new factor, material mistake or material inaccuracy relating to the information included in the UK Prospectus and such would or could reasonably be expected to result in a requirement for Woodside to publish a supplementary prospectus, and consult with the Seller as per this clause 4.3(g);

(5)	in connection with describing the tax implications of the Distribution for BHP Shareholders in the Woodside Disclosure Documents, adopting all amendments reasonably requested by the Seller; and

(6)	obtaining written consent from the Seller for the form and content in which the BHP Information appears in the Woodside Disclosure Documents;

(h)	(Woodside Information): as soon as reasonably practicable:

(1)

prepare and provide to the Seller such Woodside Information, including (with the Seller’s reasonable cooperation) all information regarding the Combined Group following Completion, as may be reasonably requested by the Seller for inclusion in the BHP Distribution Announcement for the purposes of BHP complying with all applicable laws in relation to the BHP Distribution Announcement; and

(2)	provide to the Seller any information as may be reasonably requested by the Seller to undertake due diligence in connection with the preparation of the US Registration Statements;

(i)	(Accuracy of disclosure): confirm in writing to the Seller that:

(1)

the Woodside Information and Woodside Disclosure Documents (other than the BHP Information contained therein) does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

(2)

the UK Prospectus (other than the BHP Information contained therein, or used in the preparation thereof) contains all information that would be material to an investor for the purposes of making an informed assessment of: (i) the assets and liabilities, profits and losses, financial position, and prospects of Woodside; (ii) the rights attaching to the Woodside Shares; and (iii) the reasons for the Transaction and its impact on Woodside and does not include any information (other than BHP Information contained therein or information on the Combined Group to the extent it comprises the BHP Information) that is false, misleading or deceptive, or omit material information that results in the UK Prospectus being false, misleading or deceptive;

(3)

each of the Form F-4 Registration Statement and the Form 8-A Registration Statement (other than in respect of the BHP Information contained therein) does not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and

(4)

Woodside shall reasonably cooperate, and it shall use its reasonable best efforts to cause representatives of Woodside and its subsidiaries to reasonably cooperate, in connection with the due diligence investigations of the Seller concerning the US Registration Statements, including by (i) subject to applicable law, giving access to documentation that would be reasonably requested by persons in connection with capital markets transactions in the United

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States; (ii) using commercially reasonable efforts to provide direct contact between the Seller and the Woodside management team and other appropriate officers of Woodside and its subsidiaries; and (iii) assisting the Seller in securing the cooperation of the independent accountants of Woodside. The information contained in the US Registration Statements (other than in respect of the BHP Information contained therein or information on the Combined Group to the extent it comprises the BHP Information) will comply as to form in all material respects with the provisions of the US Securities Act, the US Exchange Act and the rules and regulations promulgated thereunder, as applicable;

(j)	(Update information): after consulting with the Seller pursuant to clause 4.3(g):

(1)

until the date of the Woodside Shareholders Meeting, update the Woodside Disclosure Documents once published (other than the US Registration Statements and the UK Prospectus) to ensure they do not contain statements that are false or misleading in any material respect or any material omission;

(2)

until Completion, update the US Registration Statements to ensure that no US Registration Statement contains an untrue statement of a material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and

(3)

in addition to its obligations under clauses 4.2, 4.3(g), 4.3(i), and 4.3(m), following publication of the UK Prospectus until the date of the admission of the Woodside Shares to the UK Official List and to trading on the London Stock Exchange, promptly prepare and finalise any supplementary prospectus following any significant new factor, material mistake or material inaccuracy relating to the information included in the UK Prospectus (and use all reasonable endeavours to obtain approval of such supplementary prospectus from the FCA and to publish the supplementary prospectus in accordance with the Prospectus Regulation Rules);

(k)	(Compliance with laws): do everything reasonably within its power to ensure the Transaction is effected in accordance with applicable laws and regulations;

(l)

(Tax): provide the Seller with such assistance and information as may reasonably be requested by the Seller for the purposes of obtaining any Tax or Duty rulings or similar in a form reasonably acceptable to the Seller;

(m)

(Regulator engagement): keep the Seller reasonably informed of any matters raised by ASIC, ASX, the SEC, the FCA, the NYSE, the London Stock Exchange or any other Governmental Agency (including by promptly providing copies of any material correspondence received) in connection with Transaction and consult in good faith with the Seller to take into consideration the Seller’s views in resolving such matters;

(n)

(Promotion): participate in efforts reasonably requested by the Seller to promote the merits of the Transaction and to collaborate in good faith with respect to any announcement in respect of the Transaction;

(o)	(New Woodside Shares):

(1)	not do anything that would cause Woodside Shares to cease to be quoted on the ASX;

(2)

take all reasonable actions as necessary to ensure the new Woodside Shares are quoted on ASX and, for so long as Woodside has not given a notice pursuant to clause 4.2(d), the UK Official List and to trading on the London Stock Exchange’s Main Market;

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(3)	give to the ASX a notice of the proposed issue of new Woodside Shares by lodging an Appendix 2A under the ASX Listing Rules promptly and without delay upon Completion; and

(4)

subject to clause 7.5(d), take all actions reasonably necessary to ensure that the Share Consideration can be issued to the Participating BHP Shareholders and the Sale Agent and can thereafter be immediately traded on ASX by the Participating BHP Shareholders and the Sale Agent, including, giving to ASX a notice under section 708A(5)(e)(i) of the Corporations Act which complies with section 708A(6) of the Corporations Act in relation to the new Woodside Shares;

(p)	(ADR Facility; NYSE Listing):

(1)

cause a sponsored American depositary receipt (ADR) facility (the Woodside ADR Facility) to be established or amended, as the case may be, with the ADS Depositary Bank, for the purpose of issuing the Woodside ADSs, including entering into a deposit agreement with the ADS Depositary Bank establishing the Woodside ADR Facility, or amending the ADS Deposit Agreement as necessary or desirable, with such amendments to be effective as of the Effective Time. Woodside shall consider in good faith the comments of BHP on the ADS Deposit Agreement, and the ADS Deposit Agreement shall be subject to the approval of BHP, such approval not to be unreasonably withheld. At or prior to the Effective Time, Woodside shall cause the ADS Depositary Bank to issue a number of Woodside ADSs sufficient to constitute the Share Consideration to holders of Limited ADSs and Plc ADSs (if applicable), and any other BHP Shareholders that elect to receive their Share Consideration in the form of Woodside ADSs. Woodside shall use reasonable endeavours to cause the Woodside ADSs to be eligible for settlement through the Depository Trust Corporation; and

(2)

use reasonable endeavours to cause the Woodside ADSs issuable pursuant to this agreement to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the establishment of the Woodside ADR Facility, and in any event prior to the Completion Date; and

(q)	(Woodside credit rating):

(1)

if the Seller so requires, following reasonable consultation between the Parties [***], seek from Moody’s a Rating Assessment Service and from S&P Global Ratings a Rating Evaluation Service in respect of the impact of the Transaction on Woodside’s rating and in doing so:

(A)	consult with the Seller in good faith in respect of any, and prior to, such engagement, communication or provision of information to the ratings agencies;

(B)	give the Seller reasonable notice of any meetings with the relevant rating agency; and

(C)

keep the Seller reasonably informed of the content of any engagement, communication or meeting with the ratings agency, including providing copies of the relevant communication (subject to redaction of information that is reasonably determined to be commercially sensitive) and

(2)

if, following the date of this agreement, there is a significant change to the expected profile of the Combined Group that is reasonably likely to result in a credit rating for Woodside following Completion that is lower than BBB or Baa2 the Parties must consult in good faith to determine whether to seek a credit rating assessment from ratings agencies.

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4.4	Seller obligations

The Seller must take all necessary steps to implement the Transaction as soon as is reasonably practicable and, without limiting anything else in this clause 4, must do each of the following:

(a)	(Distribution): take all actions reasonably required to give effect to the Distribution;

(b)

(Consultation with Woodside): consult with Woodside in respect of the information relating to the Seller to be included in the US Registration Statements and UK Prospectus to be filed by Woodside, including without prejudice to clause 4.4(d), notify Woodside if the Seller becomes aware of any significant new factor, material mistake or material inaccuracy relating to BHP Information included in the UK Prospectus and such would or could reasonably be expected to result in a requirement for Woodside to publish a supplementary prospectus, and consult with Woodside as per this clause 4.4(b).

(c)

(BHP Information): promptly prepare and provide to Woodside the BHP Information required by all applicable laws for inclusion in the Woodside Disclosure Documents, and any other information as may be reasonably requested by Woodside or that is determined to be reasonable after good faith consultation between the Parties in each case to respond promptly to any comments of the SEC or its staff, or any other relevant Governmental Agency;

(d)

(Accuracy of disclosure): confirm in writing to Woodside that the BHP Information does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement and, in respect of the BHP Information included in the US Registration Statements or the UK Prospectus, such information does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The BHP Information contained in the US Registration Statements and the UK Prospectus will comply as to form in all material respects with the provisions of the Applicable Securities Regulations, as applicable;

(e)	(Update information): after consulting with Woodside, update the BHP Information to ensure it does not contain statements that are false or misleading in any material respect or any material omission;

(f)	(Compliance with laws): do everything reasonably within its power to ensure the Transaction is effected in accordance with applicable laws and regulations;

(g)

(Regulator engagement): keep Woodside reasonably informed of any matters raised by ASIC, ASX, SARB or JSE (including by providing copies of any material correspondence received) in connection with the Transaction and consult in good faith with Woodside to take into consideration Woodside’s views in resolving such matters;

(h)

(Promotion): participate in efforts reasonably requested by Woodside to promote the merits of the Transaction and to collaborate in good faith with respect to any announcement in respect of the Transaction;

(i)

(Information regarding BHP Shareholders): at a time that is reasonable (based on consultation between the Parties) to facilitate the Distribution in accordance with the Timetable, provide all necessary information, and procure that the Seller share registry provides all necessary information, in each case in a form requested by Woodside (acting reasonably), which Woodside reasonably requires in order to facilitate the issue of the new Woodside Shares to Participating BHP Shareholders (in the form of new Woodside Shares or new Woodside ADRs) and the Sale Agent; and

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(j)

(Tax): provide Woodside with such assistance and information as may reasonably be requested by Woodside for the purposes of obtaining any Tax or Duty rulings or similar in a form reasonably acceptable to Woodside.

4.5	Responsibility for disclosure

(a)	Woodside will be responsible for the Woodside Information and the Woodside Disclosure Documents, except for the BHP Information.

(b)	The Seller will be responsible for the BHP Information.

(c)

The Parties agree that responsibility statements will be included in the Woodside Disclosure Documents reflecting the allocation of responsibility set out in clauses 4.5(a) and 4.5(b), subject to, in the case of the US Registration Statements and the UK Prospectus, applicable law. For the avoidance of doubt, under no circumstances (other than where a BHP Board Member is a Woodside Board Member or a proposed Woodside Board Member, in which case that individual will only be included in a responsibility statement to the same extent as the other non-executive Woodside Board Members) shall any such responsibility statement name any BHP Board Member as taking responsibility for all or part of any Woodside Disclosure Document or the BHP Information.

4.6	Woodside Board recommendation

(a)

Woodside must procure that a majority of the Woodside Board recommend that Woodside Shareholders vote in favour of the Transaction subject to the Woodside Independent Expert concluding (and continuing to conclude) that the Transaction is in the best interests of Woodside Shareholders and, subject to the same qualifications, that a majority of the Woodside Board Members vote (or procure the voting of) all Woodside Shares held by them or on their behalf at the time of the Woodside Shareholders Meeting in favour of the Transaction at the Woodside Shareholders Meeting.

(b)	Woodside must procure that half or more of the Woodside Board Members do not change, withdraw or qualify their recommendation to vote in favour of the Transaction, unless:

(1)	the Woodside Independent Expert concludes (including in any updated report) that the Transaction is not in the best interests of Woodside Shareholders; or

(2)	Woodside agrees to, or supports, a Woodside Superior Proposal.

5	Period before Completion

5.1	Sale perimeter and Restructure

(a)	Prior to Completion, the Seller must:

(1)	undertake and complete the Restructure;

(2)	take all reasonable steps to complete the separation of the Target Group from the systems and processes of the broader Seller Group;

(3)	comply with the ITSA and discharge all obligations in the ITSA that fall due for performance at or prior to Completion; and

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(4)	use reasonable endeavours to finalise the liquidation and/or deregistration of each Dormant Entity.

(b)	The Seller agrees that in respect of the Restructure:

(1)

once the steps to be taken to effect the Restructure have been determined by the Seller, those steps will be described to Woodside (including responding to any reasonable requests for further information made by Woodside);

(2)

at any time during the Exclusivity Period, if the Seller believes (acting reasonably) that the Restructure is likely to result in the use of US NOLs in excess of US$1 billion, the Seller must consult with Woodside on the proposed steps to effect the Restructure and consider any reasonable steps that could be adopted to mitigate the use of US NOLs; and

(3)

the Restructure must not result in the use of US NOLs in excess of US$1.2 billion, and the Seller shall indemnify Woodside at the rate of US$0.05 for every US$1.00 of US NOLs used in the Restructure above US$1.2 billion (such obligation to indemnify being the US NOL Indemnity).

(c)	Woodside acknowledges and agrees that:

(1)	the US NOL Indemnity is the sole and exclusive remedy available to Woodside (or any Woodside Group Member) in connection with the use of US NOLs in connection with the Restructure; and

(2)

any Tax Attributes that are attached to the Restructure Entities that will remain as Other Seller Entities on or after Completion will not be treated as constituting the use of US NOLs as a result of the Restructure for the purpose of the US NOL Indemnity.

(d)	The Parties:

(1)

acknowledge and agree that prior to signing this agreement the Seller has become aware that one or more Target Group Members own or have the right to use or access information technology systems or assets (including hardware and data centre assets) in the Data Centres that are used to support, store data from and/or allow access to the information technology systems of the Seller or Other Seller Entities and the Target Group Members (IT Assets); and

(2)

must agree, and give effect to (acting reasonably and in good faith) prior to Completion, the means by which these IT Assets will be apportioned between an Other Seller Entity and a Target Group Member (as applicable) in accordance with the following principles:

(A)

the access to or use of the Other Seller Entities and the Target Group Members to the IT Assets must not be disturbed, to the extent reasonably practicable taking into account the nature of the arrangements or the IT Assets;

(B)

the Parties will work together in good faith as soon as reasonably practicable after the date of this agreement and by Completion to identify IT Assets comprising hardware that are used exclusively for the purposes of the Target Petroleum Business and such IT Assets will either be retained by the Target Group Members on and from Completion or transferred to a Target Group Member on and from Completion (for no or nominal consideration payable to the Seller or any Other Seller Entity) if owned by Seller or any Other Seller Entity;

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(C)

IT Assets comprising hardware that is used by an Other Seller Entity and is also reasonably necessary for the conduct of the Target Petroleum Business will be (i) retained by or transferred to an Other Seller Entity (for no or nominal consideration payable to Woodside or any Target Group Member), or (ii) to the extent such IT Assets cannot be transferred, the subject of alternative arrangements to allow the Seller or an Other Seller Entity to have secure and segregated access to such IT Assets, provided that the Parties must arrange for either transitional access to, or replacement of, the hardware for the Target Group (with any costs of such access or replacement being a separation cost for the purposes of Schedule 7);

(D)

IT Assets comprising a data centre lease or colocation agreement (or analogous arrangement) in respect of the Data Centres and office space in the name of a Target Group Member must be transferred (for no or nominal consideration payable to Woodside or any Target Group Member) to the Seller or an Other Seller Entity subject to the Seller granting a sublease or arranging a partial novation or new contract for Woodside Group and the Target Group for continued access to and use of separate secure areas of the Data Centres on, to the extent possible after the Seller or Other Seller Entity has used its reasonable endeavours to procure them, the same or substantially similar terms and conditions, including in accordance with clause 5.1(d)(2)(H);

(E)

IT Assets comprising IT support, managed service, outsourcing or other IT or telecommunications services contracts to which a Target Group Member is a party and used exclusively by any one or more Target Group Members must be retained by the Target Group Members as at Completion and the Seller must provide all reasonable assistance required for the Target Group Members to amend or vary those contracts to enable the contracts to be retained and used by the Target Group Members on and from Completion;

(F)

IT Assets comprising IT support, managed service, outsourcing or other IT or telecommunications services contracts to which a Target Group Member is a party and which are provided for the benefit of Other Seller Entities must be transferred (for no or nominal consideration payable to Woodside or any Target Group member) to the Seller or an Other Seller Entity with effect on and from Completion;

(G)

the Seller must procure that the Target Group Members continue to have access to and use and enjoyment of (at no additional cost) the IT Assets transferred to the Seller or any Other Seller Entity and required to operate the Target Petroleum Business in substantially the same manner as the Target Group Members had access to and use and enjoyment of the IT Assets as at the date of this agreement for the period specified or to be agreed under the ITSA for that access; and

(H)

the Seller will have the right to renegotiate and amend any data centre leases or colocation agreements (or analogous arrangements) in respect of the Data Centres or IT support, managed service, outsourcing or other IT or telecommunications services contracts comprising part of the IT Assets, subject to prior consultation and agreement with Woodside and provided that the Seller has used all reasonable endeavours to ensure (including consulting with Woodside on any such terms) the amended terms will not be materially detrimental to any Target Group Member, materially impact or delay the completion of the Separation Activities under the ITSA (unless a reasonable solution to

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such impact or delay can be implemented to mitigate or avoid the cause of the impact or delay) or cause any of the Target Group Members to incur material additional costs, in order to enable the apportionment of the IT Assets or to enable the Other Seller Entities or Target Group Members (as applicable) to continue to have access to the IT Assets used in connection with the business of the Other Seller Entities or Target Group Members (as applicable), and, following Completion, if all the IT Assets have not been apportioned between the Seller or an Other Seller Entity and a Target Group Member, then the Parties must continue to pursue the apportionment of the IT Assets or, to the extent the IT Assets cannot be apportioned in accordance with the principles in this clause 5.1(d), use reasonable endeavours to agree alternative arrangements to be put in place to allow the Seller or an Other Seller Entity and the Target Group Members (as applicable) to have access to the IT Assets, in each case in accordance with the principles set out in this clause 5.1(d).

5.2	Intra-group Funding Arrangements

(a)	Prior to or at Completion, the Intra-group Funding Arrangements will be eliminated, including:

(1)

all Intra-group Funding Arrangements will be repaid or otherwise eliminated, which may include transactions required to allow this elimination to be conducted efficiently (for example, funding balances within the Target Group may need to be adjusted to the extent necessary to give effect to the elimination of intragroup funding consolidated balances as part of separation of the Target Group from the Seller Group); and

(2)

the Seller Group will be entitled to remove any cash received by the Target Group Members in relation to the repayment of Intra-group Funding Arrangements that are intra-group receivables held by the Target Group.

(b)

Woodside may request reasonable further information or detail regarding how the Intra-group Funding Arrangements will be restructured, but only to the extent it is relevant to the Target Group following Completion, in which case the Seller will respond within a reasonable period of the request.

(c)

Woodside agrees that Woodside will procure (from a Woodside Group Member) the replacement of any letter of support given by the Seller or an Other Seller Entity in favour of a Target Group Member or as between Target Group Members that Woodside (acting reasonably) believes is required for the purposes of ensuring that the relevant entity meets the solvency requirements in the relevant jurisdiction in which the relevant Target Group Member has been incorporated, and any such support provided by the Seller or an Other Seller Entity will be terminated with effect at or prior to Completion. For the avoidance of doubt, Woodside’s obligations under this clause 5.2(c) are limited to letters of support given by the Seller or an Other Seller Entity in favour of a Target Group Member exclusively to support the solvency of such Target Group Member and do not extend to any indemnities, guarantees or similar support given by Other Seller Entities to a Third Party (which shall be dealt with in accordance with clause 5.11) or that otherwise go beyond solvency support for the purposes of Intra-group Funding Arrangements or financial reporting.

5.3	Integration planning

(a)	In the period between the date of this agreement and the earlier of Completion and termination of this agreement, and subject always to the implementation of any measures reasonably required for

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compliance with applicable laws, including competition laws, the Parties will work together and plan for the implementation of the Transaction and prepare an Integration Plan of the Target Group and Target Petroleum Business into the Woodside Group which will take effect following Completion in accordance with the ITSA.

(b)	Subject to the operation of clauses 5.3(c) and 19, the Confidentiality Deed, the Protocols and all applicable laws (including competition laws), during the Exclusivity Period the Seller must:

(1)	ensure the Seller Data Room remains open and available to Woodside and its representatives;

(2)	provide a verbal and/or written report on the operations and financial performance of the Target Petroleum Business within 10 Business Days of the end of each calendar month, provided:

(A)	Woodside may request specific information to be included in the report, which the Parties can discuss; and

(B)

any written report is to contain no more information than is readily accessible by the Seller and the Target Group has been regularly producing on a monthly basis in the12 months prior to the date of this agreement and may omit any information that relates to the intra-group arrangements of the Seller Group or that is unlikely to be relevant to the Target Petroleum Business following Completion;

(3)	discuss such other reasonable arrangements to be adopted during the Exclusivity Period for the Seller to report to Woodside on the performance of the Target Petroleum Business; and

(4)	provide such information regarding the Target Petroleum Business and its performance as Woodside may reasonably request from time to time and for a proper purpose.

(c)	Nothing in clause 5.3(b) requires the Seller to provide information:

(1)	relating to the Transaction or any Target Competing Proposal, or the Seller or Target Group’s consideration of the same;

(2)

to the extent it would result in unreasonable disruptions to the Seller’s business, is commercially sensitive, is subject to existing confidentiality obligation to a Third party (in respect of which the consent of the Third Party is required and such consent is not reasonably capable of being obtained), would require the Seller to make further disclosures to any other entity or to a Governmental Agency or require the Seller to make any disclosure that would compromise legal professional privilege, but the Seller must use reasonable endeavours to obtain any necessary consent from a Third Party for the disclosure of information which is subject to a consent right in favour of that Third Party.

5.4	Seller conduct of business

Subject to clause 5.7, in the period between the date of this agreement and the earlier of Completion and termination of this agreement, the Seller must:

(a)

use reasonable endeavours to ensure, to the extent it is within the Seller’s power to do so, that the business of the Target Group is conducted in a manner not inconsistent with the Anticipated Project Expenditure and Timing, and otherwise in the ordinary course of business and in accordance with the usual commercial and operational practice of the Target Group in all material respects;

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(b)	ensure, to the extent it is within the Seller’s power to do so, that a Target Prescribed Occurrence does not occur;

(c)	use reasonable endeavours to ensure that a Target Material Adverse Change does not occur;

(d)

keep Woodside reasonably informed of any material development in respect of the Target Group that may have a material adverse impact on the operations, financial performance or financial position (including as to Tax attributes) of the Target Group, except where the information is the subject of the Protocols;

(e)	use reasonable efforts to:

(1)	preserve and maintain the value of the businesses and assets of the Target Group;

(2)	keep available the services of required employees of each Target Group Member; and

(3)

maintain and preserve each Target Group Member’s relationships with Governmental Agencies, customers, joint venture partners, suppliers and others having business dealings with any Target Group Member;

(f)

procure that each Target Group Member prepares its Tax filings in a manner which is materially consistent with the past practice of that Target Group Member, except as required by a Tax Law or if, after the Effective Time, there is a change in interpretation of a Governmental Agency;

(g)

other than as expressly set out in the Anticipated Project Expenditure and Timing (including as to timing), or approved by Woodside, procure that no Target Group Member engages in or commits to any of the following conduct:

(1)

intentionally relinquishes or allows material petroleum titles or authorisations to lapse without renewal, agrees to any materially adverse amendments to the terms of any petroleum titles or authorisations or intentionally resigns as operator (or assumes operatorship) of any operating arrangements to which it is a party at the date of this agreement;

(2)	either:

(A)	incurs any capital expenditure;

(B)	makes any acquisition, divestment, asset swap or exercises any pre-emptive right; or

(C)	makes a binding and enforceable investment commitment (including a final investment decision),

that is not contemplated in the Anticipated Project Expenditure and Timing (including as to timing), where:

(D)	the individual commitment for capital expenditure or investment exceeds, or the final investment decision contemplates future capital expenditure in excess of, US$[***]; and

(E)	for acquisitions, divestments, asset swaps or the exercise of pre-emptive rights, the consideration is in excess of US$[***];

(3)	incurs any expenditure that is in excess of its working interest share (as it exists at the date of this agreement) of expenditure under any operating agreement other than:

(A)	to the extent the amount of expenditure is less than US$[***] in each instance; or

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(B)	in respect of Shenzi North Project to the extent announced by BHP to the ASX on 5 August 2021;

(4)	makes an acquisition, or commences a business undertaking, in a country other than a country in which it undertakes a petroleum exploration or exploitation business as at the date of this agreement;

(5)

undertakes any action that has, and the Target Group Member should reasonably have been aware that it would have, the effect, or likely effect, of a Target Group Member being in default or material breach of

(A)	a petroleum title, authorisation, or operating agreement; or

(B)	a contract or consent that is material to the operation of the Target Petroleum Business;

(6)

enters into any guarantee or indemnity for the obligations of any person other than a Target Group Member, unless required pursuant to a law or contractual obligation that has been Fairly Disclosed in the Target Disclosure Material;

(7)

enters into a transaction with any member of the Seller Group (other than a Target Group Member) other than: (i) where it is consistent with the basis on which amounts have been charged for inter-group services or support in the 12 months prior to 17 August 2021 or (ii) permitted by this agreement;

(8)

enters into any new contract, agreement or arrangement which contains, or varies or amends an existing contract, agreement or arrangement to introduce, a change of control provision (including a consent right, uplift or transfer fee or unilateral termination right exercisable specifically on a change of control) or pre-emptive right, which (in respect of a right for the benefit of a Third Party) will be triggered by, or is enlivened as a result of, implementation of the Transaction where:

(A)	the contract is reasonably likely to give rise to additional total revenue or expenses for a Target Group Member in excess of US$[***];

(B)

if clause 5.4(g)(8)(A) does not apply and the contract is a seismic licence, the contract is reasonably likely to give rise to additional total expenses for a Target Group Member in excess of US$[***]; or

(C)

if neither of clauses 5.4(g)(8)(A) nor 5.4(g)(8)(B) apply and the impact of the rights under the change of control provision or pre-emptive right being exercised is that it would have a material adverse effect on or negatively impact business continuity of the Target Petroleum Business (for example because the arrangements the subject of the contract are unique and are not capable of being replaced with reasonably similar arrangements), the contract is reasonably likely to give rise to additional total revenues or expenses for a Target Group Member in excess of US$[***];

(9)

enters into any contract, agreement or arrangement which requires the Seller or any Other Seller Entity to provide a bank guarantee, indemnity or guarantee or similar support to a Third Party to support the obligations of the Target Group and which would become the subject of clause 5.11 other than (i) any rollover of a bank guarantee, indemnity or guarantee already in place at the date of this agreement, on the same terms and conditions, or (ii) a bank guarantee, indemnity or guarantee for which the financial liability does not exceed US$[***]; and

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(10)

except in respect of the Seller or an Other Seller Entity undertaking any upgrade or maintenance or any Separation Activities, Transition Services, Systems Separation Activities or Systems Services (as each of those terms is defined in the ITSA) in accordance with the obligations under the ITSA, not make any material changes, to any IT systems, software or operations used or owned by the Seller or a Seller Group Member (including to data held on those systems or software relating to the Target Petroleum Business) which are used by or in relation to the Target Petroleum Business, which such change would have a material adverse impact on:

(A)	the safe and lawful operation of the Target Petroleum Business; or

(B)	the timeline for the completion of the Separation Activities, Systems Separation Activities or Systems Services,

which BHP is unable to remediate or rectify by implementing another solution (having used reasonable endeavours to do so), provided that nothing in this clause 5.4(g)(10) prevents the Seller or an Other Seller Entity from carrying out system changes with at least 4 weeks prior notice for the following purposes (or as much prior notice as is reasonably practicable to provide if paragraph (C) below applies):

(C)	if promptly required to rectify malfunctions or guarantee the safe operation of the business of any one or more Seller Group Member or in order to comply with law;

(D)

to perform upgrades to or perform maintenance of Seller Group’s IT Systems which are used by or in relation to the Target Petroleum Business to the extent consistent with Seller Group’s ordinary business practices and/or with upgrades and maintenance otherwise undertaken for Seller Group’s IT Systems used by other Seller Group Members; and

(E)

to perform upgrades to Seller Group IT Systems (excluding the ring-fenced or cloned part of the Seller Group’s IT Systems used solely for the conduct and operation of the Target Petroleum Business) consistent with Seller Group’s Technology roadmap after notifying Woodside if the ERP Solution has not been delivered by Seller Group or has not been accepted by Woodside by 1 October 2022; and

(h)	comply with the additional employment-related requirements set out in clause 2(a) of Schedule 4.

5.5	Woodside conduct of business

Subject to clause 5.7, in the period between the date of this agreement and the earlier of Completion and termination of this agreement, Woodside must:

(a)

use reasonable endeavours to ensure, to the extent it is within Woodside’s power to do so, that the business of the Woodside Group is conducted in a manner not inconsistent with the Anticipated Project Expenditure and Timing, and otherwise in the ordinary course of business and in accordance with the usual commercial and operational practice of the Woodside Group in all material respects;

(b)	ensure, to the extent it is within Woodside’s power to do so, that a Woodside Prescribed Occurrence does not occur;

(c)	use reasonable endeavours to ensure that a Woodside Material Adverse Change does not occur;

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(d)

keep BHP reasonably informed of any material development in respect of the Woodside Group that may have a material adverse impact on the operations, financial performance or financial position of the Woodside Group, except where the information is the subject of the Protocols;

(e)	use reasonable efforts to:

(1)	preserve and maintain the value of the businesses and assets of the Woodside Group;

(2)	keep available the services of required employees of each Woodside Group Member; and

(3)

maintain and preserve each Woodside Group Member’s relationships with Governmental Agencies, customers, joint venture partners, suppliers and others having business dealings with any Woodside Group Member; and

(f)

other than as expressly set out in the Anticipated Project Expenditure and Timing (including as to timing), or approved by BHP, procure that no Woodside Group Member engages in or commits to any of the following conduct:

(1)

intentionally relinquishes or allows material petroleum titles or authorisations to lapse without renewal, agrees to any materially adverse amendments to the terms of any petroleum titles or authorisations or intentionally resigns as operator (or assumes operatorship) of any operating arrangements to which it is a party at signing;

(2)	either:

(A)	incurs any capital expenditure;

(B)	makes any acquisition, divestment, asset swap or exercises any pre-emptive right; or

(C)	makes a binding and enforceable investment commitment (including a final investment decision),

that is not contemplated in the Anticipated Project Expenditure and Timing (including as to timing), where:

(D)	the individual commitment for capital expenditure or investment exceeds US$100 million; and

(E)	for acquisitions, divestments, asset swaps or the exercise of pre-emptive rights, the consideration is in excess of US$100 million;

(3)

incurs any expenditure that is in excess of its working interest share (as it exists at the date of this agreement) of expenditure under any operating agreement to the extent the amount of expenditure is in excess of its share for more than US$25 million in each instance this clause applies;

(4)	makes an acquisition, or commences a business undertaking, in a country other than a country in which it currently undertakes a petroleum exploration or exploitation business;

(5)

undertakes any action that has, and the Woodside Group Member should reasonably have been aware that it would have, the effect, or likely effect, of a Woodside Group Member being in default or material breach of:

(A)	a petroleum title, authorisation, or operating agreement;

(B)	a contract or consent that is material to the operation of the Woodside Group’s business;

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(6)

enters into any guarantee or indemnity for the obligations of any person other than a Woodside Group Member, unless required pursuant to a law or contractual obligation that has been Fairly Disclosed in the Woodside Disclosure Material;

(7)	not make at any time a choice under section 125-65(5) of the Tax Act that the Seller or any Seller Group Member will not be a member of a demerger group that includes Woodside; or

(8)

enters into any new contract, agreement or arrangement which contains a change of control provision (including a consent right, uplift or transfer fee or unilateral termination right exercisable specifically on a change of control) or pre-emptive right which (in respect of a right for the benefit of a Third Party) will be triggered by, or is enlivened in favour of a Third Party as a result of, implementation of the Transaction where:

(A)	the contract is reasonably likely to give rise to additional total revenue or expenses for a Woodside Group Member in excess of $50 million;

(B)

if clause 5.5(f)(8)(A) does not apply and the contract is a seismic licence, the contract is reasonably likely to give rise to additional total expenses for a Woodside Group Member in excess of US$10 million; or

(C)

if neither of clauses 5.5(f)(8)(A) nor 5.5(f)(8)(B) apply and the impact of the rights under the change of control provision or pre-emptive right being exercised is that it would have a material adverse effect on or negatively impact business continuity of the Woodside Group Business (for example because the arrangements the subject of the contract are unique and are not capable of being replaced with reasonably similar arrangements), the contract is reasonably likely to give rise to additional total revenues or expenses for a Woodside Group Member in excess of US$20 million.

5.6	Other obligations

(a)

During the period between the date of this agreement and the earlier of Completion and termination of this agreement, each Party will promptly notify the other orally and in writing of anything of which a Seller Specified Executive or Woodside Specified Executive becomes aware that:

(1)

causes any material information publicly filed by BHP in respect of the Target Group or which causes any material information publicly filed by Woodside (either on its own account or in respect of any other Woodside Group Member) to be, or reasonably likely to be, incomplete, incorrect, untrue or misleading in any material respect;

(2)	makes any information provided in the Target Disclosure Materials or the Woodside Disclosure Materials (as the case may be) incomplete, incorrect, untrue or misleading in any material respect; or

(3)	would constitute or be likely to constitute a Target Prescribed Occurrence, Woodside Prescribed Occurrence, Target Material Adverse Change or Woodside Material Adverse Change.

(b)

Each Party must consult in good faith with the other prior to taking, agreeing to take, or voting on the following matters (and if the Parties cannot reach agreement, the matter will be escalated to the Parties’ respective CEOs and/or Chairpersons to negotiate in good faith):

(1)	in respect of the Target Group, making new commitments in respect of (i) decommissioning plans or obligations, (ii) frontier exploration (including drilling in the Canadian Orphan

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Basin), (iii) (if Completion has not occurred by the time the Trion Project minimum work obligations have been completed) next steps for the development of the Trion Project, or (iv) exercising any pre-emptive rights in respect of the North West Shelf Project; and

(2)	in respect of the Woodside Group, (i) making new commitments in respect of decommissioning plans or obligations or (ii) exercising any pre-emptive rights in respect of the North West Shelf Project.

5.7	Permitted acts

(a)

Except in respect of the restrictions in clauses 5.4(b) and 5.5(b) (to which this clause 5.7 will not apply), nothing in clauses 5.4, 5.5 or 5.6 restricts the ability of a Party to take any action or inaction:

(1)	to the extent required to give effect to any of the Transaction Agreements or the good faith implementation of activities approved by the Integration Steering Committee;

(2)

in accordance with or in furtherance of any approved work program and budget or approved authority for expenditure under any joint operating or joint venture agreement or similar which approved work program and budget or approved authority for expenditure (as applicable) has been Fairly Disclosed in the Target Disclosure Materials or the Woodside Disclosure Materials prior to the date of this agreement;

(3)	provided it is not inconsistent with the Anticipated Project Expenditure and Timing, as being an action that the Party intends or is required to be carried out during the Exclusivity Period;

(4)

which is required by any applicable law, regulation, contract (provided the contract has been Fairly Disclosed in the Target Disclosure Materials or Woodside Disclosure Materials, as the case may be), Authorisation or by a Governmental Agency, in any case that operates upon the relevant Party;

(5)

to the extent required to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or damage to property or to respond to environmental, health and safety regulations, or a disease epidemic or pandemic, including the outbreak, escalation or any impact of, or recovery from, the Coronavirus or COVID-19 pandemic);

(6)

that is reasonable and prudent action which is taken in response to the presence of, or increase in cases of, Coronavirus or COVID-19, including in accordance with the direction or recommendation of a Governmental Agency;

(7)

to the extent approved in writing by the other Party, such approval not to be unreasonably withheld or delayed (but may be withheld or delayed if the matter relates to a change in the Anticipated Project Expenditure and Timing or a Capital Expenditure, acquisition or divestment, in any case that would give rise to a commitment in excess of US$500 million individually or US$1 billion in aggregate); or

(8)	in respect of the following:

(A)

the Seller continuing to conduct its Intra-group Funding Arrangements or funding arrangements between members of the Target Group (including the payment of any dividend or distribution by a Target Group Member paid in accordance with applicable law), in a manner that is not inconsistent with the terms of this agreement;

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(B)	transactions contemplated in the Anticipated Project Expenditure and Timing;

(C)

the Seller progressing through the ‘Define Phase’ or proceeding with the ‘Declaration of Commerciality’ and progressing to execute against the work program and budget in respect of the Trion Project as described in the Anticipated Project Expenditure and Timing; or

(D)	good faith implementation of activities included in the Anticipated Project Expenditure and Timing or otherwise approved by the Integration Steering Committee.

(b)	Woodside acknowledges and agrees that prior to Completion:

(1)	the Seller or another Seller Group Member may advance or charge amounts to, or pay or collect amounts from or on behalf of, a Target Group Member;

(2)	any Target Group Member may advance or charge amounts to, or pay or collect amounts from or on behalf of, a Seller Group Member; and

(3)	a Seller Group Member or any Target Group Member may pay dividends or other distributions (including capital returns) to the Other Seller Entities in accordance with applicable law;

in each case, in a manner not inconsistent with clause 5.4(g)(7) of this agreement; and

(4)

in respect of a Project that is not wholly owned by a Target Group Member, the Seller will not be in breach of any of its obligations under clause 5.4 that are applicable to the relevant Project provided that the Seller consults with Woodside in advance (through the Integration Steering Committee) and exercises its voting rights under any relevant JV Contract on any matter in a manner that is consistent with compliance with its obligations under clause 5.4.

(c)

The Seller acknowledges and agrees that prior to Completion in respect of a Woodside Group Asset that is not wholly owned by a Woodside Group Member, Woodside will not be in breach of any of its obligations under clause 5.5 that are applicable to the relevant Woodside Group Asset provided that the Woodside Group Member exercises its voting rights under any relevant joint operating agreement or joint venture contract on any matter in a manner that is consistent with compliance with its obligations under clause 5.5.

5.8	Notification of breaches

If on or before Completion, a Party becomes aware of any material breach or potential material breach of clause 5.4, 5.5, 5.6 or 5.7, it must:

(a)	notify the other Party of the material breach or potential material breach and provide the other Party with reasonable details of the alleged material breach or potential material breach; and

(b)	without prejudice to clause 22, consult with the other Party as to the effect of the alleged material breach or potential material breach.

5.9	Access to Target Group

(a)

Subject to applicable competition laws, and any measures implemented by the Seller which are reasonably necessary to comply with applicable competition laws, the Protocols and clause 5.9(b), during the period between signing and the earlier of Completion and termination of this agreement,

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the Seller must ensure that Woodside and a reasonable number of persons authorised by Woodside are given reasonable, non-disruptive access during normal business hours and on reasonable notice, access to the Target Group, to inspect the premises, books and records of the Target Group Members for the sole purpose of planning the integration of the Target Group Members with the Woodside Group following Completion and to understand and stay up to date with the affairs of the Target Group prior to Completion.

(b)

The Seller is not required to give Woodside or persons authorised by Woodside the access described in clause 5.9(a) to the extent that despite Woodside’s compliance with clause 5.9(d) such access might reasonably be expected to:

(1)	breach the relevant Target Group Member’s obligations under the relevant joint operating agreements or joint venture contracts;

(2)	pose a risk to the safety of persons or property;

(3)

put a Seller Group Member or a Target Group Member in breach of any duty of confidence or any duty or obligation under the Privacy Act 1988 (Cth) and any other legislation in any other jurisdiction affecting privacy, personal information or the collection, handling, storage, processing, use or disclosure of data; or

(4)	result in a loss of any legal professional privilege,

and to the extent that such access is not granted by the relevant Operator.

(c)

To the extent that a Target Group Member does not have the power to grant Woodside access to premises, books and records of the Target Group, the Seller must request, and use all reasonable endeavours to procure, (at Woodside’s reasonable cost) access for Woodside to such, premises, books and records from the relevant Operator for the sole purpose of planning the integration of the Target Group Members with the Woodside Group following Completion and to understand and stay up to date with the affairs of the Target Group prior to Completion.

(d)	Woodside:

(1)

must not direct, manage or control the conduct of any Target Group Member or of any employee of a Target Group Member, or otherwise impede the conduct of the Target Petroleum Business, at any time before Completion; and

(2)

must ensure that any persons provided with the access referred to in clause 5.9(a) comply with the reasonable requirements of the Target Group Members or any relevant Third Party in respect of the access and do not interfere with the business or operations of the Target Group Members.

(e)	Nothing in this clause 5.9 gives Woodside any rights as to the decision making of any Target Group Member or its business.

5.10	Consents and other actions

(a)	The Parties agree:

(1)	to comply with their obligations in respect of the Specified Project set out in the Detailed Matters Letter; and

(2)	in respect of the Specified Project, clauses 5.10(b), 5.10(c) and 5.10(d) are subject to the Detailed Matters Letter.

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(b)	In relation to the Relevant Contracts and Consents:

(1)

each Party must promptly take the actions assigned to it in the column entitled “Agreed approach/comments” in Attachment 2 of the Seller Disclosure Letter (to the extent the action specified has been expressly agreed);

(2)

the Seller does not make any representation in respect of the accuracy or completeness of the list in Attachment 2 of the Seller Disclosure Letter being an accurate or complete list of the Relevant Contracts and Consents which may be required by, triggered by or exercised in response to, implementation of the Transaction but the list in Attachment 2 of the Seller Disclosure Letter has been prepared with the intent that it contains all such contracts and consents of which the Seller is aware as at the date of this agreement;

(3)

without limiting clause 5.10(b)(1), to the extent they have not done so prior to the date of this agreement or such Relevant Contract and Consent has not been identified as at the date of this agreement, the Parties will agree a proposed course of action (which, among other things, will have due regard to the nature and operation of the applicable legal restrictions in the Relevant Contracts and Consents) following which the Seller will initiate contact with the relevant counterparty or Governmental Agency, seek joint discussions (if required) with the relevant counterparty or Governmental Agency, and request the provision of any consents or confirmations that are reasonably considered by Woodside to be required or appropriate. Woodside must ensure its representatives do not contact any counterparties (other than any counterparties that a Woodside Group Member has a pre-existing relationship with prior to the date of this agreement in relation to matters not related to the Transaction) or Governmental Agency in relation to the applicable Relevant Contract and Consent without the Seller’s representatives present or without the Seller’s prior written consent (which is not to be unreasonably withheld or delayed);

(4)

without limiting clause 5.10(b)(1), the Seller must take all reasonable action necessary to give any notifications required or obtain such consents or confirmations in respect of the Relevant Contracts and Consents as expeditiously as possible after the date of this agreement, including by promptly providing any information reasonably required by counterparties or the Governmental Agency. The Seller must seek and take into consideration Woodside’s reasonable input on all relevant correspondence, and keep Woodside reasonably informed of all relevant developments; and

(5)

without limiting clause 5.10(b)(1), Woodside must cooperate with, and provide reasonable assistance to, the Seller to obtain such consents or confirmations as expeditiously as possible, including by promptly providing any information reasonably required by counterparties.

(c)	Notwithstanding anything else in this agreement, but subject to the agreements in the Detailed Matters Letter in respect of the Specified Project:

(1)

provided that the Seller has complied with its obligations under clause 5.10(b), a failure by a Seller Group Member or Target Group Member to obtain any Third Party consent or confirmation, or the exercise of a termination right, will not constitute a breach of this clause 5.10 by the Seller;

(2)

neither the existence or exercise of the pre-emptive rights or similar, nor the existence of the requirement to obtain or the refusal to give the consent or confirmation, will delay or prevent Completion;

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(3)

the Seller must procure that no Target Group Member offers, or agrees to accept, any consideration payable by the holder of a pre-emptive right, change of control right, termination right or similar without the prior approval of Woodside (not to be unreasonably withheld or delayed);

(4)	except to the extent contemplated in section 1.2(d) of Schedule 6, the Purchase Price will not be adjusted for:

(A)

the exercise of any pre-emptive rights or similar, including where the consideration payable by the holder or holders of the pre-emptive right is greater than or less than the part of the Purchase Price attributed by Woodside to the relevant interest, asset or shares (but, to avoid doubt, the relevant Target Group Member that is subject of the pre-emptive right or similar will be entitled to the consideration payable by the holder or holders of the pre-emptive right); or

(B)	the failure to obtain the consent or confirmation; and

(5)

Woodside must not make any Claim, and no Seller Group Member will have any liability for Loss, in respect of any pre-emptive rights or consent or confirmation required from a counterparty, except in respect of the Seller’s obligations under this clause 5.10.

(d)

The Parties acknowledge and agree that this agreement and the transactions contemplated by it are not conditional on receipt of any consents from Third Parties, except to the extent set out in the Conditions and subject to the agreements in the Detailed Matters Letter in respect of the Specified Project. Woodside acknowledges and agrees that if, in connection with this agreement or the Transaction, a Governmental Agency refuses to grant a regulatory approval which is not the subject of a Condition:

(1)	following Completion, Woodside will be solely responsible for dealing with the refusal or conditional grant or consequential action; and

(2)	irrespective of the refusal or conditional grant, Completion will not be delayed or prevented and Woodside must comply with all its obligations under this agreement.

5.11	Outstanding Guarantees

(a)

Woodside must between the date of this agreement and Completion take all actions reasonably necessary [***] to allow any bank guarantees, indemnities or guarantees or similar support given by Other Seller Entities to a Third Party, [***] to the extent that the bank guarantees, indemnities, guarantees or similar support relate to the existing obligations of the Target Group (Guarantees), to be released by having a Woodside Group Member provide a replacement bank guarantee, indemnity, guarantee or similar support (as the case may be) to enable these to be released.

(b)

If and to the extent any Other Seller Entity has not been released from (including in connection with all Liabilities arising out of) a Guarantee by Completion in accordance with clause 5.11(a) (or the Parties become aware of its existence from time to time after Completion) Woodside must continue to use all reasonable endeavours to procure the release of the relevant Guarantee within a reasonable time after (i) Completion or (ii) becoming aware of its existence (as the case may be).

(c)

If and to the extent any Other Seller Entity is not released from a Guarantee in accordance with clause 5.11(a) or 5.11(b) (as applicable) from time to time, subject to Completion, Woodside indemnifies and holds harmless the Seller and the relevant Other Seller Entity for any Loss that the Other Seller Entity actually pays, suffers, incurs or is liable for under or in relation to that Guarantee.

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(d)	With effect from Completion, Woodside must ensure that all obligations to produce bank guarantees, indemnities or similar support in respect of Target Group Members are complied with.

(e)	The Parties agree that the obligations in this clause 5.11 apply in respect of all Guarantees in place as at Completion.

5.12	Outstanding Target Guarantees

(a)

The Seller must between the date of this agreement and Completion take all actions necessary to allow any bank guarantees, indemnities or guarantees or similar support given by Target Group Members to a Third Party to the extent that the bank guarantees, indemnities, guarantees or similar support relate to obligations of Other Seller Entities, if any, (Target Guarantees) to be released, by having an Other Seller Entity provide replacement security or support to enable these to be released.

(b)

If and to the extent any Target Group Member has not been released from a Target Guarantee by Completion in accordance with clause 5.12(a) (or the Parties become aware of its existence from time to time after Completion) the Seller must continue to use all reasonable endeavours to procure the release of the relevant Target Guarantee within a reasonable time after (i) Completion or (ii) becoming aware of its existence (as the case may be).

(c)

If and to the extent any Target Group Member is not released from a Target Guarantee in accordance with clause 5.12(a) or 5.12(b) (as applicable) from time to time, subject to Completion, the Seller indemnifies and holds harmless Woodside and the relevant Target Group Member for any Loss that the Target Group Member actually pays, suffers, incurs or is liable for under or in relation to that Target Guarantee.

(d)	The Parties agree that the obligations in this clause 5.12 apply to all Target Guarantees in place as at and after Completion.

5.13	Settling disputes

The Seller agrees to consult with Woodside in good faith prior to settling any dispute, claim or litigation in connection with the Target Petroleum Business where such settlement:

(a)	is expected to have an adverse effect that will reduce revenue or increase costs of the Target Group following Completion by US$[***] or more relative to what was expected; or

(b)

is reasonably likely to have a material adverse effect on the reputation of the Target Group or its ability to continue to operate the Target Petroleum Business or any material part of it, including any Project.

5.14	Certain Encumbrances

During the Exclusivity Period, the Seller and Woodside will:

(a)	consult in good faith to identify all Encumbrances (other than Permitted Encumbrances) over shares in the capital of all Target Group Members (other than the Sale Shares) and over the Assets; and

(b)

use reasonable endeavours to obtain a release, at or prior to Completion, from the beneficiary of those Encumbrances that are not Permitted Encumbrances and that the Parties agree should be targeted for release, including those Encumbrances specified in Attachment 6 of the Seller Disclosure Letter.

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5.15	Compliance with laws

To avoid doubt, the Parties acknowledge that their obligations under this clause 5 shall be subject to clause 19, the Confidentiality Deed, the Protocols and all applicable laws (including competition laws).

5.16	Insurances

(a)	A reference to a Seller Group Member, an Other Seller Entity or the Seller Group in this clause 5.16 is deemed to not include any BHP Captive.

(b)	During the Exclusivity Period:

(1)	the Seller must ensure and must procure that each Seller Group Member ensures that:

(A)	each Insurance Policy does not expire; and

(B)

each Seller Group Member does not cancel any of the Insurance Policies and takes reasonable care not to do anything that is likely to result in the cancellation of or to render any Insurance Policy void, unenforceable or otherwise limit, prejudice or reduce the cover afforded by any of the Insurance Policies, unless a replacement policy (on terms no less favourable to the relevant Target Group Member) has been put in place prior to such expiry, cancellation or other change;

(2)	the Seller must do all things reasonably necessary to ensure that, after Completion, the Target Group Members continue to be entitled to make claims against the BHP Group Insurance Policies for:

(A)	in respect of any Occurrence-Based Liability Insurance Policies only, events or occurrences that happened or occurred prior to Completion;

(B)	claims made, notified or reported; or

(C)	circumstances notified or reported,

prior to Completion in accordance with the terms of such BHP Group Insurance Policies or in accordance with applicable law (including the Insurance Contracts Act 1984 (Cth) (if applicable));

(3)

the Seller must use reasonable endeavours to advise Woodside of any actual material change (which for the purpose of any change to monetary amounts or limits of liability, will constitute a change of 20% (or more) of the existing amount) to insurance limits, deductibles, retentions or coverage terms occurring or effecting the Insurance Policies during the Exclusivity Period within 21 days of that actual material change, insofar as such changes are relevant to a Target Group Member or the Target Petroleum Business; and

(4)

the Seller must upon Woodside’s request, provide reasonable cooperation and assistance to Woodside in relation to the Woodside Group’s actual or potential insurance of a Target Group Member or the Target Petroleum Business.

(c)

The Seller will not be taken to be in breach of its obligations under clause 5.16(b)(1) and/or 5.16(m)(2) and/or 5.16(m)(3) if the relevant insurance coverage or benefits attaching to an Insurance Policy:

(1)	cease to be available, including as a result of the full or partial cancellation of the policy by the relevant insurer except where the Insurance Policy has ceased to be available due to any

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default or act or omission of, prior to Completion, a Seller Group Member, or, post-Completion, an Other Seller Entity;

(2)	cease to be available to a Seller Group Member from its existing insurers on the terms existing as at the date of this agreement and cannot be replaced on reasonable commercial terms; or

(3)	despite the best endeavours of the Seller, are only available at a material additional cost, and the Seller:

(A)	does not agree to meet that increase in cost; and

(B)	advises Woodside of the increased cost and Woodside does not elect within 21 days to meet such increased cost.

(d)	[***]

and otherwise the Target Group will cease to have any rights in respect of BHP Group Insurance Policies on and from the Completion Date.

(e)	Within 14 days from execution of this agreement, the Seller must provide Woodside with:

(1)

for the previous 7 policy years prior to the date of this agreement complete policy schedules for Occurrence-Based Liability Insurance Policies with the exception of property damage and business interruption insurance policies for which only the complete policy schedules for current policies are required;

(2)

for all Insurance Policies current immediately before the Completion Date, full copies of each of the Insurance Policies, except that (and subject to clause 5.16(i)) only a comprehensive summary of the applicable coverage of the Target Group will be provided for any BHP Group Insurance Policies;

(3)	a comprehensive claim experience relating to Target Group Members or the Target Petroleum Business for the previous 5 policy years prior to the date of this agreement; and

(4)

complete copies of all underwriting information relating to the Target Group Member or the Target Petroleum Business as provided or disclosed to insurers to support the placement of the Insurance Policies for the last renewal immediately prior to the date of this agreement provided that any information that is not relevant to a Target Group Member or the Target Petroleum Business (having regard to the rights and obligations under this clause 5.16) will be redacted.

(f)

In the event that during the Exclusivity Period, the Seller Group becomes aware of any fact, event or circumstance relating to the Target Group Members or Target Petroleum Business which gives rise to a claim under any of the Insurance Policies, the Seller must use reasonable endeavours to:

(1)	notify Woodside and provide details of such fact, event or circumstance within 21 days of the Seller Group Member first becoming so aware;

(2)

notify insurer(s) (including in respect of self-insurance or captive arrangements) of any such Insurance Policy in accordance with the notification provisions of the applicable Insurance Policy or in accordance with applicable law (including the Insurance Contracts Act 1984 (Cth) (if applicable)), and in any event as soon as reasonably practicable and including details of the fact, event or circumstance;

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(3)	pursue any claims available under the Insurance Policies and:

(A)

to the extent that any insurance proceeds are actually received from insurers for such claims during the Exclusivity Period, take all necessary steps to procure that such proceeds are paid to the relevant Target Group Member(s) prior to Completion; and

(B)	comply with clauses 5.16(r)(6) and 5.16(r)(7) in respect of any proposed settlement, resolution or compromise of such claims provided that:

(i)

any assumption of the conduct and control of a claim by Woodside pursuant to clause 5.16(r)(7)(B) will occur on the later of Completion and the date on which a settlement or compromise is made by the Seller pursuant to clause 5.16(r)(7)(A); and

(ii)	the obligation on the Seller to comply with clauses 5.16(r)(6) and 5.16(r)(7) will only apply to claims in excess of $[***];

(4)	comply with the terms of the relevant Insurance Policy and otherwise act with utmost good faith towards insurers in relation to any claims;

(5)	co-operate with and provide Woodside with:

(A)	a copy of any notifications made in compliance with clause 5.16(f)(2) within 7 days of the notification to insurer(s); and

(B)	regular updates in respect of any such notifications.

(g)	[***]

(2)

the Seller must, on request of Woodside and to the extent permitted by applicable laws, provide and procure that any Other Seller Entity provides, all reasonable cooperation, assistance, information, documents and access to personnel reasonably requested by Woodside to enable it to pursue or prosecute a Pre-Completion Insurance Claim that it assumes conduct and control of under this clause.

(h)

Subject to clause 5.16(d) and clause 5.16(e), any claims or notifications made after Completion against the Insurance Policies in respect of a Target Group Member will be, to the extent permitted by the Insurance Policies and applicable laws, conducted by Woodside or the relevant Target Group Member, except:

(1)

where there is a Material Insurance Conflict and the Seller gives a Material Conflict Notice which is either not disputed by Woodside within 14 days of receipt or, where disputed, is resolved in accordance with clause 5.16(q) with a finding of a Material Insurance Conflict; or

(2)	in respect of any claim that covers any liability, loss, damage, cost or expense suffered by an Other Seller Entity which must be conducted in accordance with clause 5.16(r),

and to the extent that an Insurance Policy requires the consent or other action of the Seller or an Other Seller Entity in order to permit Woodside or the relevant Target Group Member to make or conduct such claim against the Insurance Policy, the Seller will provide, or procure that the relevant Seller Group Member provides, such consent or other action.

(i)

The Seller will, within 21 days of a request by Woodside, provide Woodside with a complete copy of the relevant Insurance Policy with respect to any matters conducted by Woodside in accordance with clauses 5.16(g) or 5.16(h) but only where a dispute arises over the cover afforded by the policy.

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(j)

Subject to clause 5.16(d), in the event that, after Completion, a Target Group Member or Woodside becomes aware of any claim, fact, event or circumstance arising, happening or occurring prior to Completion which gives rise to a claim by a Target Group Member against the Insurance Policies:

(1)	Woodside will notify the Seller of such fact, event or circumstance within 21 days of Woodside first becoming so aware; and

(2)

the Seller must, on request of Woodside and to the extent permitted by applicable laws, provide and procure that any Other Seller Entity provides all reasonable cooperation, assistance, information, documents and access to personnel reasonably requested by Woodside and the Target Group Member to enable it to pursue or prosecute a notification and/or claim under the Insurance Policies.

(k)

Subject to clause 5.16(d), in the event that, after Completion, the Seller or Other Seller Entity becomes aware of any claim, fact, event or circumstance arising, happening or occurring prior to Completion with respect to a Target Group Member which gives rise to a claim against the Insurance Policies, the Seller shall, and shall procure any Other Seller Entity to:

(1)	notify Woodside of such fact, event or circumstance within 21 days of the Seller first becoming so aware; and

(2)

to the extent permitted by applicable laws, provide all reasonable cooperation, assistance, information, documents and access to personnel reasonably requested by Woodside and the Target Group Member to enable it to pursue or prosecute a notification or claim under the Insurance Policies.

(l)	The Seller must ensure the proceeds of:

(1)	any Pre-Completion Insurance Claim; and/or

(2)	a claim made against the Insurance Policies by or in relation to a Target Group Member,

to the extent covering liability, loss, damage, cost or expense incurred by a Target Group Member, where payable to the benefit of the Seller or any Other Seller Entity, are paid to Woodside within 30 days of the Other Seller Entity receiving payment for such claim, less any Tax payable by any Other Seller Entity (including by the Seller Consolidated Group) on those proceeds

(m)	Notwithstanding anything else in this clause 5.16, the Seller must:

(1)	prior to Completion, arrange Former Subsidiary Cover;

(2)	take all reasonable steps to ensure that such Former Subsidiary Cover is maintained for a period of not less than 7 years after Completion;

(3)	prior to Completion:

(A)

ensure that the terms of the Former Subsidiary Cover indemnifies a Target Group Member against any obligation to indemnify a director, officer, manager or employee of a Target Group Member for acts or omissions occurring on or before Completion; or

(B)	if clause 5.16(m)(3)(A) cannot be satisfied, the Seller must do one of the following:

(i)

procure that all directors and officers of the Target Group Members who are entitled to an indemnity from the Target Group Members for liabilities, losses, damages, costs and/or expenses incurred in connection with their role as a director

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or officer of the Target Group Member agree in writing and with effect from Completion, to only claim on any indemnity available from the Seller or any Other Seller Entity and otherwise forego any entitlement to the indemnity available from a Target Group Member in respect of any acts or omissions of the director or officer occurring on or before Completion, and provide copies of all such agreements to Woodside by no later than 7 days prior to Completion;

(ii)

where the constitution or articles of association or equivalent of a Target Group Member provides an indemnity to directors, officers, managers and/or employees for liabilities, losses, damages, costs and/or expenses incurred by them in connection with their role as a director, officer, manager or employee of the Target Group Member, procure that any such constitution or articles of association or equivalent is amended, with effect from Completion, so as to ensure that such indemnity is not effective to the extent that the director, officer, manager or employee can make a claim under an indemnity provided by the Seller or an Other Seller Entity in respect of such liabilities, losses, damages, costs and/or expenses, and provide a copy of any such amended constitution or articles of association or equivalent to Woodside 7 days prior to Completion; or

(iii)

procure a policy of Directors and Officers Insurance, at the Seller’s cost, with a policy period of not less than 7 years after Completion, that indemnifies a Target Group Member against any obligation to indemnify a director, officer, manager or employee of a Target Group Member for acts or omissions occurring on or before Completion (Run-Off Cover);

(4)	advise Woodside within 14 days if, at any stage during the period 7 years after Completion, the Former Subsidiary Cover (or Run-Off Cover, as relevant), can no longer be placed or maintained;

(5)

not cancel or do anything that is likely to result in the cancellation of or render the Former Subsidiary Cover (or Run-Off Cover, as relevant) void, unenforceable or otherwise limit, prejudice or reduce the Former Subsidiary Cover (or Run-Off Cover, as relevant); and

(6)

within 21 days of the annual renewal date of the Directors & Officers Insurance for a period of 7 years after Completion provide to Woodside a summary of any changes to the Former Subsidiary Cover (or Run-Off Cover, as relevant) from the original summary provided under clause 5.16(e)(2) or the previous year’s cover, as the case may be.

(n)

Any deductible or retained amount that applies to any claim under the Former Subsidiary Cover (or Run-Off Cover, as relevant) shall be borne by the entity claiming under the Former Subsidiary Cover (or Run-Off Cover, as relevant).

(o)

It is expressly understood and agreed that nothing in this clause 5.16 or in any other provision of this agreement shall be understood to affect or limit the obligations of any insurer for any loss, damage, cost, expense or liability under any Insurance Contract issued to or covering any Seller Group Member, any Target Group Member or the Target Petroleum Business and, if and to the extent that any contrary and final, non-appealable ruling is made by any court or body, any such provision shall be invalidated and severed to the extent, but only to the extent, necessary to eliminate its impact in affecting or limiting such insurer obligations.

(p)	The Seller will procure that each BHP Captive will, whilst it continues to have any (known or unknown, actual or contingent) liability under such Insurance Policy to any Target Group Member,

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comply with all financial resources, solvency margin and other applicable capital adequacy requirements and other conditions contained in any applicable law or prudential standard or authorisation with which it is required to comply in the jurisdictions in which it is licensed to operate as insurer and/or reinsurer.

(q)	If Woodside disputes a Material Conflict Notice:

(1)	Woodside must send written notice of its reasons to the Seller within 14 days of receipt of the Material Conflict Notice;

(2)

the parties must use reasonable endeavours to resolve the dispute within 14 days of receipt by the Seller of notice given under clause 5.16(q)(1) and if the parties are unable to agree, either party may refer the dispute for resolution by a Senior Insurance Counsel, the costs of whom are to be borne equally; and

(3)

the decision of the Senior Insurance Counsel is, in the absence of manifest error, conclusive and binding on the parties for the purposes of determining whether there is a Material Insurance Conflict, or there is a reasonable likelihood of Material Insurance Conflict.

(r)	The Seller may manage and control the conduct of any claims to which clause 5.16(g)(1)(B) or clause 5.16(h)(2) applies, but the Seller must:

(1)	do so at the cost of the Seller;

(2)	consult with Woodside about material decisions regarding the claim insofar as they concern or impact claims in respect of a Target Group Member (TG Claim);

(3)	instruct its lawyers on behalf of the Seller and Woodside in relation to the TG Claim so that legal professional privilege, where applicable, is owned jointly by the Seller and Woodside;

(4)	take into account the interests of Woodside and the Target Group Member in making material decisions about the TG Claim;

(5)	keep Woodside and the Target Group Member reasonably informed of developments regarding the TG Claim;

(6)	before it can settle or compromise a TG Claim, the Seller must give written notice to Woodside and the Target Group Member setting out:

(A)	the intention to settle or compromise the TG Claim;

(B)	the terms of the proposed settlement or compromise;

(C)	a reasonable period during which Woodside or the Target Group Member may give notice to the Seller objecting to the proposed settlement or compromise; and

(D)	the parties must use reasonable endeavours to resolve any objection by Woodside or the Target Group Member within 14 days of receipt by the Seller of the notice given under clause 5.16(r)(6)(C); and

(7)	if the parties are unable to agree a resolution to any objection by Woodside pursuant to clause 5.16(r)(6)(D):

(A)	the Seller can settle or compromise the claim to the extent of any liability, loss, damage, cost or expense suffered by an Other Seller Entity only; and

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(B)	upon such a settlement or compromise being made by the Seller, Woodside or the relevant Target Group Member must, at its cost, assume conduct and control of the TG Claim.

(s)	Notwithstanding anything else in this agreement, prior to Completion the Seller must:

(1)

procure an Insurance Contract that provides cover for civil liability on the same terms as the civil liability Insurance Contract that was to be put in place on 25 January 2021 and underwritten by AIG Seguros México, S.A. de C.V (Mexico Insurance Policy);

(2)

take all reasonable steps to ensure that the Mexico Insurance Policy covers any civil liability arising from any act, occurrence, event, claim, fact, matter or circumstance occurring on or from 25 January 2021; and

(3)	promptly provide a copy of the Mexico Insurance Policy to Woodside and, in any event, not less than 7 days prior to Completion.

6	Related party transactions

6.1	Termination of arrangements with Other Seller Entities

At or prior to Completion, Seller shall, and shall cause the Target Group Members and any Other Seller Entities to, terminate all agreements, contracts, loans, payables, receivables and any other transactions between any Target Group Member, on the one hand, and any Other Seller Entities, on the other hand (the Affiliate Transactions), other than:

(a)	the agreements contemplated in clause 6.3 and 6.4;

(b)	the arrangements agreed to under the ITSA;

(c)

any balances of trade receivables or trade payables in relation to the Marketing Arrangements (as defined below) or Related Party Customer Contracts that have accrued and remain unpaid in the ordinary and normal course of the Target Petroleum Business between the Effective Time and Completion, that, had they been paid prior to Completion, would have formed part of the Pre-Tax Net Cash Flows, to the extent they have not been accounted for in the Locked Box Payment and the amount recognised complies with the principle in clause 1.1(b)(1) of Schedule 6;

(d)

if any novation of a Sale Related Contract contemplated by clause 6.4 has not occurred by Completion, any agreements or arrangements entered into between a Target Group Member and an Other Seller Entity (Marketing Arrangements) in order to enable an Other Seller Entity to meet its obligations under any Sale Related Contracts, provided that as soon as the Sale Related Contracts have either been novated or fully discharged and the relevant Target Group Member has received its full interest and benefit under the Marketing Arrangements, the Marketing Arrangements shall be immediately terminated and the mutual release contemplated in clauses 6.2(a) and 6.2(b) shall take effect at that time;

(e)

any Affiliate Transactions in respect of the supply of petroleum products (and related activities, such as transportation, freight and handling) to the businesses of Other Seller Entities entered into on a reasonable arms’ length basis, in the ordinary course of business and in accordance with the usual commercial and operational practice of the Target Group in all material respects, provided that any new Affiliate Transaction entered into (or extended or varied) after the date of this agreement does

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not have a fixed or minimum term that will result in the agreement remaining executory beyond 8:00am WST on 1 January 2023, except for any payment or other “tail” obligations related to supplies of petroleum products and related activities (where such supplies or related activities were performed prior to 8:00am WST on 1 January 2023); and

(f)	the self-insurance arrangements to the extent the ability to claim on past policies remains intact under the terms of the policy and pursuant to clause 5.16.

6.2	Release of Target Group Members

With effect from Completion, each:

(a)	Target Group Member is released from any Liability to the Seller or an Other Seller Entity; and

(b)	Other Seller Entity is released from any Liability to a Target Group Member,

that has accrued prior to Completion directly in respect of any Affiliate Transactions, except:

(c)	as set out in the Transaction Agreements;

(d)	any agreements or arrangements or balances owed described in clauses 6.1(c), 6.1(d) and 6.1(e);

(e)	pursuant to the self insurance arrangements to the extent the ability to claim on past policies remains intact under the terms of the policy and pursuant to clause 5.16;

(f)	pursuant to the agreements contemplated in clause 6.3 and 6.4; and

(g)	the arrangements agreed to under the ITSA.

6.3	Related Party Customer Contracts

(a)

Prior to Completion, the Seller must procure that no amendment, waiver or termination is made in respect of the terms and conditions of the Related Party Customer Contracts, including any amendment, waiver or termination of:

(1)	the Supply End Date of the Related Party Customer Contracts;

(2)	provisions relating to volume of supply (including any provisions relating to volume flexibilities);

(3)	pricing and any price review mechanism;

(4)	credit support provisions;

(5)	dispute resolution provisions; or

(6)	change of control provisions,

and must not undertake or agree any price review in respect of the Related Party Customer Contracts, except in accordance with this clause 6.3 or otherwise with the prior written consent of Woodside.

(b)

Prior to Completion, in respect of the NiW GSA the Seller must procure that the Other Seller Entity which is the “Buyer” under the NiW GSA agrees the following in writing in a form acceptable to Woodside (acting reasonably):

(1)	notwithstanding the provisions of the NiW GSA, the “Supply End Date” under the NiW GSA is extended to 0800 hours WST on [***];

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(2)

notwithstanding the provisions of the Letter Agreement – Macedon Gas Pricing dated 19 March 2015 (Letter Agreement), when the “Seller” and “Buyer” under the NiW GSA cease to be Related Bodies Corporate upon Completion, the Contract Price determined under the Letter Agreement to apply from 1 July 2021 shall continue to apply subject to review as set out in paragraph (3) below; and

(3)

notwithstanding the provisions of the NiW GSA, during the period of 90 days following the Completion Date only, the “Seller” under the NiW GSA may give a “Price Review Notice” requiring a price review to be undertaken in accordance with Schedule 2 of the NiW GSA in respect of the Contract Price to apply from [***] until the Supply End Date under the NiW GSA (as extended in accordance with paragraph (1) above), with the same subsequent steps (i.e from item (1(d)) and time periods in Schedule 2 to apply from the date of the Price Review Notice (instead of from the start dates currently set out in Schedule 2).

(c)

Prior to Completion, in respect of the WAIO GSA the Seller must procure that the Other Seller Entity which is the “Buyer” under the WAIO GSA agrees the following in writing in a form acceptable to Woodside (acting reasonably):

(1)	to consent to the Change in Control (as defined in the WAIO GSA) that will arise from the Transaction;

(2)	to agree to the following amendments to the WAIO GSA with effect from Completion as being the amendments required for the purposes of clause 26.1 of the WAIO GSA:

(A)	the provisions of clause 11 and Schedule 3 of the WAIO GSA are replaced mutatis mutandis by the provisions of clause 11 and Schedule 2 of the NiW GSA; and

(B)	the provisions of clauses 25 (Disputes), 26 (Change in Control) and 27 (Credit Support) are replaced mutatis mutandis by the provisions of the equivalent sections of the NiW GSA;

(3)	notwithstanding the provisions of the WAIO GSA, the “Supply End Date” under the WAIO GSA is extended to 0800 hours WST on [***];

(4)

notwithstanding the provisions of the WAIO GSA, when the Seller and Buyer under the WAIO GSA cease to be Related Bodies Corporate upon Completion, the Contract Price determined under the WAIO GSA to apply from [***] shall continue to apply subject to review as set out in paragraph (5) below; and

(5)

notwithstanding the provisions of the WAIO GSA, during the period of 90 days following the Completion Date only, the “Seller” under the WAIO GSA may give a “Price Review Notice” requiring a price review to be undertaken in accordance with Schedule 3 of the WAIO GSA (as implemented in accordance with paragraph (2) above) in respect of the Contract Price to apply from [***] until the Supply End Date under the WAIO GSA (as extended in accordance with paragraph (1) above), with the same subsequent steps (i.e from item 1(d)) and time periods in Schedule 2 to the NiW GSA to apply from the date of the Price Review Notice (instead of from the start dates currently set out in Schedule 2 to the NiW GSA).

(d)

As soon as practicable following the date of this agreement, and in any event by no later than 15 December 2021, the Seller shall provide Woodside with copies of its proposed agreements under paragraphs (b) and (c) in respect of each of the Related Party Customer Contracts (Seller Proposed Agreements).

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(e)

Woodside shall notify the Seller within 30 Business Days of receipt of the Seller Proposed Agreements confirming whether or not it consents to the Seller Proposed Agreements. If Woodside does not consent to the Seller Proposed Agreements, Woodside must promptly provide the Seller with details of the matters in respect of which it disagrees with the Seller Proposed Amendments and the Parties must continue to consult in good faith and use reasonable endeavours to reach agreement before Completion.

(f)

If Woodside has provided written consent to the Seller Proposed Agreements or if the Parties subsequently agree in writing the proposed agreements in respect of the Related Party Customer Contracts, the Seller must procure that agreements take effect from Completion.

(g)	If the Seller has not complied with clauses 6.3(b)(3) or 6.3(c) above by Completion, then:

(1)

BHP Iron Ore Pty Ltd shall nevertheless be deemed to have waived the right to terminate the WAIO GSA under clauses 22.3 and 26.1(b)(ii) of the WAIO GSA for a Change of Control Default (as defined) and the Seller must procure that BHP Iron Ore Pty Ltd does not exercise or purport to exercise any such termination right; and

(2)

BHP Nickel West Pty Ltd and BHP Iron Ore Pty Ltd (as applicable) shall nevertheless be deemed to have agreed, with effect from Completion, that the pricing, dispute resolution, change in control and credit support provisions set out above will apply to the NiW GSA and WAIO GSA (as applicable) and the Seller must procure that BHP Nickel West Pty Ltd and BHP Iron Ore Pty Ltd (as applicable) act accordingly, including promptly formalising the amendments.

(h)

The Seller must procure that the relevant Other Seller Entity’s rights under the Related Party Customer Contracts are not assigned to any Third Party unless and until the agreed amendments to the Related Party Customer Contracts have been implemented in accordance with this clause 6.3.

6.4	Novation of Sale Related Contracts

(a)

In respect of each Sale Related Contract that is or will be executory at Completion, the Seller and Woodside must use all best endeavours to novate with effect from Completion (and to cause to be so novated) the relevant Other Seller Entity’s rights and obligations under the Sale Related Contract to a Woodside Group Member or a Target Group Member (as nominated by Woodside) (Nominated Counterparty), including that Woodside agrees to promptly do all such things as may be reasonably requested by Seller to facilitate and complete the novation, including promptly signing, or procuring the signing of, a novation deed.

(b)

The Seller must use best endeavours to ensure that any Sale Related Contract that BHP Billiton Marketing AG (or any Other Seller Entity) enters into after the date of this agreement contains an express right for the relevant Other Seller Entity to novate the contract to the Nominated Counterparty in accordance with clause 6.4(a) without cost, fee or expense to the Nominated Counterparty or any change in terms that is adverse to the Nominated Counterparty.

(c)

Where the novation of a Sale Related Contract as contemplated by clause 6.4(a) has not occurred by Completion and such Sale Related Contract remains executory as at Completion, the Seller and Woodside must use best endeavours to ensure that novation occurs in accordance with this agreement as soon as reasonably practicable after Completion.

(d)

Following Completion, until the earlier of (i) [***] or such later date when all obligations under a Sale Related Contract related to deliveries of product scheduled on or prior to [***] have been fully

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performed, and (ii) the time when all Sale Related Contracts that remained on foot at Completion (by reason of the novations required under clauses 6.4(a) or 6.4(c) not having occurred) having been fully performed:

(1)

the Target Group must continue to supply product and provide all assistance necessary to enable the Other Seller Entity to meet its obligations under the Sale Related Contract on the same terms that applied in respect of supply under the Sale Related Contract prior to Completion;

(2)	[***]; and

(3)

to the extent there is no written agreement between the relevant Target Group Member and Other Seller Entity, the Seller and Woodside must negotiate in good faith the terms on which the supply and assistance arrangements are continued.

7	Completion

7.1	Time and Place

(a)	Subject to clauses 2.1, 7.2 and 22, Completion must take place:

(1)	at the office of Herbert Smith Freehills, 80 Collins Street, Melbourne, Victoria, 3000; or

(2)	if attendance at the office of Herbert Smith Freehills is, for any reason, not possible or feasible, at such other place as Woodside and the Seller agree in writing,

at 10am on the day that:

(3)

subject to clause 7.1(b), is the last Business Day of the calendar month in the month during which the last Condition is satisfied or waived or, if the date on which the last Condition is satisfied or waived is less than 7 Business Days before the last Business Day of that month, the last Business Day of the month following the month in which the last Condition is satisfied or waived, or such other place, time and date as the Seller and Woodside agree; and

(4)	Distribution Implementation is to occur,

or such other place, time and date as Woodside and the Seller agree in writing.

(b)

The Parties agree to consult in good faith prior to Completion to determine if they can agree for Completion to occur other than on the last Business Day of the month (after the last Condition is satisfied or waived) in order to enable Completion to occur sooner, including whether the Parties agree on a traditional locked box arrangement that would facilitate the Locked Box Payment to be determined at the end of the last month before Completion and for the Target Group to be separated from the Intra-group Funding Arrangements at that time.

7.2	Completion deferral for Critical Separation Activities

(a)

Woodside must use reasonable endeavours (acting in good faith) to identify, and notify the Seller of, as soon as reasonably practicable following the date of this agreement and after having formed the requisite view (acting reasonably) with the benefit of relevant information, any Separation Activity that Woodside considers should be treated as a Critical Separation Activity.

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(b)

Prior to 10 March 2022, the Parties must jointly review the status of all Critical Separation Activities and the timeline to complete all such Critical Separation Activities (Readiness Check). As part of conducting the Readiness Check, the Parties must have regard to the work being done by the Integration Management Office (and, if applicable, the Integration Steering Committee) in relation to a Carry-over Plan under clause 11 of the ITSA and to the status and results of any testing undertaken by the Parties in order to validate the estimated completion of the Critical Separation Activities, including whether such testing has resulted in the satisfaction of any acceptance criteria applicable to the Critical Separation Activities.

(c)

If, whether as a result of the Readiness Check or otherwise, either Party forms the opinion (acting reasonably and in good faith), not less than 10 Business Days prior to the Anticipated Shareholder Approval Date, that any Critical Separation Activity will not be completed by the Seller prior to the Anticipated Completion Date, then, without limiting their obligations under clause 11 or any other provision of the ITSA, such Party may notify the other Party and the Parties must thereafter promptly negotiate in good faith and act reasonably to (in order of priority):

(1)

agree actions that can be taken to enable, as soon as practicable, either (i) the completion of the Critical Separation Activity, or (ii) in the case of limb 2 of the definition of Critical Separation Activity, notwithstanding the non-completion of the Critical Separation Activity, the development and agreement of a Carry-over Plan under the ITSA or the provision of any other transitional service arrangements that would enable Completion to occur without any of the Material Adverse Separation Circumstances occurring; and

(2)

discuss in good faith and act reasonably to determine whether Completion needs to be delayed to enable either (whichever can occur sooner) the Critical Separation Activity to be completed or, in the case of limb 2 of the definition of Critical Separation Activity, the development and agreement of a Carry-over Plan under the ITSA or the provision of any other transitional service arrangements that would enable Completion to occur without any of the Material Adverse Separation Circumstances occurring, provided always that:

(3)

if the Parties have been unable to reach an agreement regarding the completion of a relevant Critical Separation Activity by the date that is 5 Business Days prior to the Anticipated Shareholder Approval Date, then either Party may, acting reasonably, determine that Completion be deferred, subject to clause 7.2(e) and 7.2(f), for such period that is necessary to allow either:

(A)	the Critical Separation Activity to be completed; or

(B)

in the case of limb 2 of the definition of Critical Separation Activity, the development and agreement of a Carry-over Plan under the ITSA or the provision of any other transitional service arrangements that would enable Completion to occur without any of the Material Adverse Separation Circumstances being reasonably likely to exist;

(if both Parties determine that Completion be deferred, then, subject to clause 7.2(f), the determination of the Party proposing the longer deferral will prevail); and

(4)

if the Woodside Shareholder Approval has not occurred at the time the Parties determine that Completion be deferred in accordance with clause 7.2(c)(3), then the Parties will discuss in good faith and acting reasonably whether the Woodside Shareholder Approval should also be delayed.

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(d)	The Parties agree that in negotiating and agreeing any matter pursuant to clause 7.2(c), the following principles will always apply:

(1)

the Parties are committed to achieving Completion as quickly as practicable and will identify all solutions available (and relevant to a Critical Separation Activity) to enable Completion to occur quickly;

(2)

if a potential non-completion of a Critical Separation Activity has been identified then, without limiting the Seller’s obligation to complete the Separation Activities at its cost and expense and the sharing of costs and expense of the digital solution under Schedule 5 of the ITSA, each Party will be practical and reasonable and commit additional resources to the extent reasonably necessary to enable Completion to occur as quickly as practicable;

(3)

if a potential non-completion of a Critical Separation Activity has been identified and transitional services or alternative arrangements are available to be incorporated into a Carry-over Plan under clause 11 of the ITSA to enable Completion to occur, the Parties will explore these thoroughly; and

(4)

for the purposes of the Parties agreeing the actions to enable Completion to occur, the Critical Separation Activity need only enable the operation of the Target Petroleum Business to occur separately from the Other Seller Entities (subject to any transitional services arrangements) and does not require the Seller Group to deliver any customisation of systems, processes or arrangements to conform with Woodside-specific systems processes and arrangements.

(e)	If Completion has been deferred pursuant to clause 7.2(c) and by 30 June 2022 either:

(1)	the relevant Critical Separation Activity(ies) have not been completed, or

(2)

in the case of limb 2 of the definition of Critical Separation Activity, the Parties have not agreed a Carry-over Plan under the ITSA that would enable Completion to occur without unacceptable risk (determined by Woodside, acting reasonably) of any of the Material Adverse Separation Circumstances occurring, then the Parties must thereafter consult and negotiate in good faith (including through escalation of the matter to the Parties’ respective CEOs and/or Chairpersons) to agree an alternative solution in respect of the relevant Critical Separation Activity(ies), including, subject to clause 7.2(f), a further deferral of Completion (and a commensurate extension of the Cut Off Date, and during such period of extension any termination right under clause 2.6 shall be suspended).

(f)

Notwithstanding anything in this clause 7.2, the Parties agree that in no circumstances will Completion be delayed as a result of the operation of, or in reliance on, clause 7.2(c)(3) to a date that is later than 1 August 2022.

7.3	Completion

(a)	On or before Completion, each Party must carry out the Completion Steps referable to it in accordance with Schedule 5.

(b)	Completion is taken to have occurred when each Party has performed all its obligations under this clause 7 and Schedule 5.

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(c)	Completion and Distribution Implementation must occur on the same day and as close in time to one another as is reasonably practicable (unless the Parties otherwise agree).

7.4	Notice to complete

(a)

If a Party (Defaulting Party) fails to satisfy its obligations under clause 7.3 and Schedule 5 on the day and at the place and time for Completion determined under clause 7.1 then the other Party (Notifying Party) may give the Defaulting Party a notice requiring the Defaulting Party to satisfy those obligations within a period of 10 Business Days from the date of the notice and declaring time to be of the essence.

(b)

If the Defaulting Party fails to satisfy those obligations within those 10 Business Days the Notifying Party may, without limitation to any other rights it may have, terminate this agreement by giving written notice to the Defaulting Party.

7.5	Completion and Distribution inter-dependence

(a)

Subject to clause 7.5(b), the actions to take place as contemplated by clause 7.3 and Schedule 5 are interdependent and, subject to clause 7.5(c), must take place, as nearly as possible, simultaneously. If one action does not take place, then without prejudice to any rights available to any Party as a consequence:

(1)	there is no obligation on any Party to undertake or perform any of the other actions;

(2)	to the extent that such actions have already been undertaken, the Parties must do everything reasonably required to reverse those actions; and

(3)

each Party must each return to the other all documents delivered to it under clause 7.3(a) and Schedule 5 and must each repay to the other all payments received by it under clause 7.3(a) and Schedule 5 without prejudice to any other rights any Party may have in respect of that failure.

For the avoidance of doubt, clauses 7.5(a)(1) to 7.5(a)(3) will apply in circumstances where any of the Completion Steps relating to Distribution Implementation has not occurred, but all other Completion Steps have occurred, subject in each case to clause 7.5(b).

(b)

Woodside may, in its sole discretion, waive any or all of the actions that the Seller is required to perform under clause 2.1 of Schedule 5 and the Seller may, in its sole discretion, waive any or all of the actions that Woodside is required to perform under clause 2.2 of Schedule 5.

(c)

Notwithstanding any other provision of this clause 7 or Schedule 5, the issue by Woodside of the Share Consideration will only occur after the transfer of the Sale Shares to Woodside has been effected, but the Parties acknowledge and agree that if the actions required under this agreement in connection with the issue of the Share Consideration or the Distribution do not occur then clauses 7.5(a)(1) to 7.5(a)(3) will apply.

(d)

The Parties will work together in good faith to agree a detailed timetable and procedure for Completion, which must ensure compliance with the Parties’ obligations under this agreement and with the Corporations Act, including the content and timing requirements in sections 708A(5) and 708A(6) of the Corporations Act, and to enable the Distribution to occur, as nearly as possible, simultaneously with Completion and BHP Shareholders who receive the Woodside Shares under the

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Distribution to commence trading immediately following the Distribution (and earlier under deferred settlement trading, if possible).

7.6	After Completion

After Completion, each Party must carry out the post-Completion steps referable to it in accordance with clause 3 of Schedule 5.

8	Wrong Pockets

8.1	Target Petroleum Business assets

The Seller must procure that any right, property or asset owned by any Other Seller Entity which is used exclusively to conduct the Target Petroleum Business, is transferred, at no cost, to the Target Group at Completion free from any Encumbrance other than Permitted Encumbrances.

8.2	Wrong pockets – Seller Asset

If, after Completion, any right, property or asset that is used to conduct the Target Petroleum Business as at the date of this agreement is found to be the property of any Other Seller Entity (Seller Asset), then:

(a)

if the Seller Asset is used exclusively in the conduct of the Target Petroleum Business, the Seller must transfer, or cause the transfer of, at no cost and free of any Encumbrance (other than Permitted Encumbrances), the Seller Asset (and any related liability) as soon as practicable to a Target Group Member nominated by Woodside; and

(b)

if the Seller Asset is used in the conduct of both the Target Petroleum Business and a business of the Seller or any Other Seller Entity, then unless and to the extent the ITSA expressly contemplates the use by the Woodside Group for a limited or specified period of such Seller Asset:

(1)

if the Seller Asset is not used predominantly in the conduct of Target Petroleum Business, Woodside must use reasonable endeavours to put in place commercially reasonable alternative arrangements so that the Target Group ceases to require use of the Seller Asset in the conduct the Target Petroleum Business;

(2)	if Woodside is able to make alternative arrangements in accordance with clause 8.2(b)(1), it must cease using the Seller Asset once such arrangements are in place; or

(3)

if the Seller Asset is used predominantly in the conduct of the Target Petroleum Business or otherwise if commercially reasonable alternative arrangements cannot be put in place then following notice by Woodside to the Seller setting out a description of the Seller Asset and, if applicable, an explanation of why commercially reasonably alternative arrangements cannot be put in place, the Seller must take all reasonable steps to make the Seller Asset available, or procure that the Seller Asset is made available, on a full cost-recovery basis, for use by the Target Group for up to twelve months from Completion.

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8.3	Wrong pockets – Target Asset

If, after Completion, any right, property or asset that is used by the Seller or any Other Seller Entity in the conduct of a business (other than the Target Petroleum Business) as at the date of this agreement is found to be the property of the Target or a Target Group Member (Target Asset), then:

(a)

if the Target Asset is used exclusively in the conduct of the business of the Seller or any Other Seller Entity (other than the Target Petroleum Business), Woodside must transfer or cause the transfer of, at no cost, the Target Asset (and any related liability) as soon as practicable to, or at the direction of, the Seller; and

(b)	if the Target Asset is used in the conduct of both the Target Petroleum Business and the business of the Seller or any Other Seller Entity, then, subject to the ITSA and clause 5.1(d):

(1)

if the Target Asset is not used predominantly in the conduct of the business of the Seller or any Other Seller Entity, the Seller must use reasonable endeavours to put in place commercially reasonable alternative arrangements so that the Seller or any Other Seller Entity ceases to require use of the Target Asset to conduct the business;

(2)

if the Seller is able to make alternative arrangements in accordance with clause 8.3(b)(1), it must cease, or cause the Other Seller Entity to cease, using the Target Asset once such arrangements are in place; or

(3)

if the Target Asset is used predominantly in the conduct of the business of the Seller or any Other Seller Entity or otherwise if commercially reasonable alternative arrangements cannot be put in place then following notice by the Seller to Woodside setting out a description of the Target Asset and, if applicable, an explanation of why commercially reasonable alternative arrangements cannot be put in place, Woodside must take all reasonable steps to make the Target Asset available, or procure that the Target Asset is made available, on a full cost recovery basis, for use by the Seller or the relevant Other Seller Entity for up to twelve months from Completion.

9	Warranties and indemnities

9.1	Warranties by the Seller

Subject to the applicable qualifications and limitations in clauses 11 and 12, the Seller gives the Warranties in favour of Woodside:

(a)	in respect of each Warranty that is expressed to be given on a particular date, on that date; and

(b)	in respect of each other Warranty, on the date of this agreement and immediately before Completion.

9.2	Independent Warranties

Each of the Warranties is to be construed independently of the others and is not limited by reference to any other Warranty.

9.3	Reliance

The Seller acknowledges that Woodside has entered into this agreement and will complete this agreement in reliance on the Warranties.

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9.4	Indemnity for breach of Warranty

The Seller indemnifies Woodside against any Loss suffered or incurred by Woodside as a result of a breach of a Warranty, except to the extent that the Warranty or the Seller’s liability for the Loss are limited or qualified under clause 11 or clause 12, and this will be the sole remedy of Woodside in respect of any such breach (but provided that this clause shall not operate to exclude claims against Insurance Policies).

9.5	Tax Indemnity

(a)	Subject to clause 9.5(b), the Seller agrees to indemnify Woodside against, and must pay Woodside the amount of, any:

(1)	Tax or Duty payable or incurred by the Target Group to the extent that Tax or Duty relates to any period, or part period, up to and including the Effective Time;

(2)

Tax or Duty payable or incurred by the Target Group in connection with the proceeds payable under the Ongoing Divestment Asset SPA that has not otherwise been taken into account by Woodside in quantifying the after-Tax proceeds (if any) under paragraph 2.3(c) of the Detailed Matters Letter;

(3)

Tax or Duty payable by the Target Group as a result of the Restructure to the extent the liability will result in a cash outflow being paid by the Target Group after Completion (and for the avoidance of doubt the Tax Indemnity does not apply to use or transfer of any Tax Loss or Tax Attribute by a Seller Group Member in connection with the Restructure);

(4)

Tax or Duty payable by the Target Group as a result of the Unification if this occurs prior to Completion to the extent the liability will result in a cash outflow being paid by the Target Group after Completion (and for the avoidance of doubt the Tax Indemnity does not apply to use or transfer of any Tax Loss or Tax Attribute by a Seller Group Member in connection with the Unification);

(5)	Tax or Duty payable or incurred by the Target Group in direct connection with:

(A)	the ongoing participation of the Target Group in the Intra-group Funding Arrangements, for the period, or part period, up to and including Completion;

(B)

the elimination of the Intra-group Funding Arrangements contemplated in clause 5.2 (and does not include any Tax arising in respect of the funding arrangements for the Target Group for the period from Completion); and

(C)	the cancellation, termination or assignment of any existing sales, marketing or shipping agreements between the Target Group and any Other Seller Entity; and

(6)

any reasonable costs and expenses incurred (including professional advisory costs and expenses and Tax Costs) by or on behalf of a Woodside Group Member or a Target Group Member in relation to any amount payable by the Seller under the preceding paragraphs of this clause 9.5(a), except to the extent that the Seller’s liability for the Tax or Duty is limited or qualified under clause 11 or clause 12, and this will be the sole remedy of Woodside and each Target Group Member in respect of any such Tax, Duty or Tax Costs.

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(b)	Without prejudice to the US NOL Indemnity or any Claim by Woodside in respect of the US NOL Indemnity, the indemnity under clause 9.5(a) does not include:

(1)	loss to the extent it is a Permitted Tax, or an Expense Tax or other Tax that is taken into account in calculating the Locked Box Payment;

(2)	the loss of any Tax Attributes or Tax Losses of a Target Group Member from the Effective Time;

(3)	the use or transfer of a Tax Attribute or Tax Loss by a Seller Group Member as part of the Restructure; or

(4)

in respect of an Existing Tax Dispute, any amount in respect of payment of Tax or Duty, or a refund withheld by a Governmental Agency, in respect of a period prior to the Effective Time, that has not been repaid or received by the Seller Group prior to Completion.

10	Woodside Warranties

10.1	Woodside Warranties

Subject to the applicable qualifications and limitations in clauses 11 and 12, Woodside gives the Woodside Warranties in favour of the Seller:

(a)	in respect of each Woodside Warranty that is expressed to be given on a particular date, on that date; and

(b)	in respect of each other Woodside Warranty, on the date of this agreement and immediately before Completion.

10.2	Independent warranties

Each of the Woodside Warranties is to be construed independently of the others and is not limited by reference to any other Woodside Warranty.

10.3	Reliance

Woodside acknowledges that the Seller has entered into this agreement and will complete this agreement in reliance on the Woodside Warranties.

10.4	Indemnity for breach of Woodside Warranty

Woodside indemnifies the Seller against any Loss suffered or incurred by the Seller as a result of a breach of a Woodside Warranty, except to the extent that the Woodside Warranty or Woodside’s liability for the Loss are limited or qualified under clause 11 or clause 12, and this will be the sole remedy of the Seller in respect of any such breach.

11	Qualifications and limitations on Claims

11.1	Seller’s disclosure

(a)	Woodside acknowledges and agrees that the Seller has disclosed or is deemed to have disclosed against the Warranties (other than the Title and Capacity Warranties and the Tax Indemnity), and

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Woodside is aware of, will be treated as having actual knowledge of, all facts, matters and circumstances that:

(1)	are Fairly Disclosed in the Target Disclosure Materials;

(2)	would have been disclosed to Woodside had Woodside conducted searches on the date that is 10 Business Days before the date of this agreement of the Public Databases Relevant to Target;

(3)	are within the actual knowledge of a Woodside Specified Executive; or

(4)

ought reasonably to have been known by a Woodside Group Member as a result of any Woodside Group Member being a participant in, or Operator of, any joint venture or similar in respect of any Project or Asset, which for the avoidance of doubt includes all information contained in agreements entered into or notices or correspondences received by a Woodside Group Member.

(b)

The Warranties (other than the Title and Capacity Warranties) are given subject to the disclosures or deemed disclosures described in clause 11.1(a). A Warranty (other than the Title and Capacity Warranties) will not be regarded as being untrue by reason of facts, matters or circumstances that have been disclosed or are deemed to have been disclosed under clause 11.1(a) and the Seller will have no liability under the Warranties (other than the Title and Capacity Warranties) to the extent that disclosure is made or is deemed to have been made against the Warranties under this clause 11.1.

(c)

Woodside must not make a Warranty Claim (other than a Claim arising under the Tax Indemnity or a Title and Capacity Warranty), and the Seller will not be in breach of a Warranty (other than a Title and Capacity Warranty), if the facts, matters or circumstances giving rise to such Claim are disclosed or are deemed to have been disclosed under clause 11.1(a).

11.2	Woodside’s disclosure

(a)

The Seller acknowledges and agrees that Woodside has disclosed or is deemed to have disclosed against the Woodside Warranties (other than the Woodside Title and Capacity Warranties), and the Seller is aware of, will be treated as having actual knowledge of, all facts, matters and circumstances that:

(1)	are Fairly Disclosed in the Woodside Disclosure Materials;

(2)	would have been disclosed to the Seller had the Seller conducted searches on the date that is 10 Business Days before the date of this agreement of the Public Databases Relevant to Woodside;

(3)	are within the actual knowledge of a Seller Specified Executive; or

(4)

ought reasonably have been known by a Seller Group Member as a result of any Seller Group Member being a participant in a joint venture or similar in respect of any Woodside Group Asset, which for the avoidance of doubt includes all information contained in agreements entered into or notices or correspondences received by a Seller Other Group Member.

(b)	The Woodside Warranties (other than the Woodside Title and Capacity Warranties) are given subject to the disclosures or deemed disclosures described in clause 11.2(a). A Woodside Warranty (other

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than the Woodside Title and Capacity Warranties) will not be regarded as being untrue by reason of facts, matters or circumstances that have been disclosed or are deemed to have been disclosed under clause 11.2(a) and Woodside will have no liability under the Woodside Warranties (other than the Woodside Title and Capacity Warranties) to the extent that disclosure is made or is deemed to have been made against the Woodside Warranties under this clause 11.2.

(c)

The Seller must not make a Claim (other than a Claim arising under a Woodside Title and Capacity Warranty), and Woodside will not be in breach of a Woodside Warranty (other than a Woodside Title and Capacity Warranty), if the facts, matters or circumstances giving rise to such Claim are disclosed or are deemed to have been disclosed under clause 11.2(a).

11.3	Awareness

(a)

Where a Warranty is given ‘to the best of the Seller’s knowledge’, or ‘so far as the Seller is aware’ or with a similar qualification as to the Seller’s awareness or knowledge, the Seller’s awareness is limited to and deemed only to include those facts, matters or circumstances of which a Seller Specified Executive is actually aware as at the relevant time.

(b)

Where a Woodside Warranty is given ‘to the best of Woodside’s knowledge’, or ‘so far as Woodside is aware’ or with a similar qualification as to Woodside’s awareness or knowledge, Woodside’s awareness is limited to and deemed only to include those facts, matters or circumstances of which a Woodside Specified Executive is actually aware as at the relevant time.

11.4	No reliance

(a)	Woodside acknowledges that:

(1)	at no time has:

(A)	any Seller Group Member or any person on its behalf, made or given; or

(B)	any Woodside Group Member relied on,

any representation, warranty, promise or undertaking in respect of:

(C)

the future financial performance or prospects of the Target Group Members or the Target Petroleum Business (or any part thereof), including future or forecast costs, revenues, prices (including Petroleum prices), markets, production or profits;

(D)	the amount of Petroleum attributable to, the extent of reserves or resources in, or the field life of any field within the areas covered by any Petroleum Title;

(E)	any geological, geophysical, engineering, economic or other interpretations, forecasts or evaluations;

(F)

the accuracy of any geological, geophysical, engineering or economic data, or any other data, which forms the basis of any interpretations, forecasts or evaluations of the Target Petroleum Business (or any part thereof);

(G)	whether native title exists, or will be claimed to exist, over any part of the area covered by the Target Petroleum Business (or any part thereof);

(H)	the potential impact upon the area covered by the Petroleum Titles, any other areas covered by the Target Petroleum Business (or any part thereof), or any other areas in

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respect of which any Target Group Member may be liable, of any present or future native title claims, environmental claims or abandonment, decommissioning, remediation or rehabilitation (collectively decommissioning) obligations, including the time at which such decommissioning must occur, the nature or extent of decommissioning activities or the cost of decommissioning;

(I)	the fitness for purpose of any of the Target Petroleum Business (or any part thereof); or

(J)	the physical state or condition of any of the Target Petroleum Business (or any part thereof), including the plant and equipment owned by a Target Group Member;

or otherwise, except those expressly set out in this agreement (including in the Warranties);

(2)	no representations, warranties, promises, undertakings, statements or conduct in respect of the future financial performance or prospects of the Target Group Member or otherwise have:

(A)	induced or influenced Woodside to enter into, or agree to any terms or conditions of, this agreement;

(B)	been relied on in any way as being accurate by a Woodside Group Member;

(C)	been warranted to a Woodside Group Member as being true; or

(D)	been taken into account by Woodside as being important to its decision to enter into, or agree to any or all of the terms of, this agreement,

except those expressly set out in this agreement (including in the Warranties);

(3)	they have entered into this agreement after inspection and investigation of the affairs of the Target Group Members, including a detailed review of all the Target Disclosure Materials; and

(4)

they have made, and it relies upon, its own searches, investigations, enquiries and evaluations in respect of the Target Petroleum Business, except to the extent expressly set out in this agreement (including in the Warranties).

(b)

Woodside acknowledges that the Seller has agreed to sell the Sale Shares and enters into this agreement relying on the acknowledgements in this clause 11.4 and would not be prepared to sell the Sale Shares on any other basis.

(c)

Nothing in this clause 11.4 is intended to have the effect, nor will have or be deemed to have the effect, of relieving or releasing the Seller in any way or to any extent from its obligations under this agreement in respect of, or responsibility for, BHP Information and nothing in this clause 11.4 shall relieve, release or limit the Seller’s liability as expressly agreed in this agreement in respect of BHP Information that is included in any Woodside Disclosure Document.

11.5	Opinions, estimates and forecasts

(a)

The Parties acknowledge that no Seller Group Member is under any obligation to provide any Woodside Group Member or its advisers with any information on the future financial performance or prospects of the Target Group Members, other than if required pursuant to clause 4.4(c) or 4.4(e). If a Woodside Group Member has received opinions, estimates, projections, business plans, budget information or other forecasts in respect of the Target Group Members, Woodside acknowledges and agree that:

(1)	there are uncertainties inherent in attempting to make these estimates, projections, business plans, budgets and forecasts and Woodside are familiar with these uncertainties;

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(2)	Woodside are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, business plans, budgets and forecasts furnished to them;

(3)	at no time has any Woodside Group Member relied on any opinions, estimates, projections, business plans, budgets or forecasts in respect of the Target Group Members; and

(4)	the Seller is not liable under any Claim arising out of or relating to any opinions, estimates, projections, business plans, budgets or forecasts in respect of the Target Group Members.

(b)	Nothing in this clause 11.5 limits or derogates from Woodside’s acknowledgements in clause 11.4 or the Seller’s reliance on those acknowledgements.

(c)

Nothing in this clause 11.5 is intended to have the effect, nor will have or be deemed to have the effect, of relieving or releasing the Seller in any way or to any extent from its obligations under this agreement in respect of, or responsibility for, BHP Information and nothing in this clause 11.5 shall relieve, release or limit the Seller’s liability in respect of BHP Information that is included in any Woodside Disclosure Document.

11.6	Maximum and minimum amounts

(a)	The Seller is not liable under a Claim unless the amount finally agreed or adjudicated to be payable in respect of that Claim:

(1)	individually exceeds US$[***] million; and

(2)	either alone or together with the amount finally agreed or adjudicated to be payable in respect of other Claims that satisfy clause 11.6(a)(1) exceeds US$[***] million,

in which event, subject to clauses 11.6(b) and 11.6(c), the Seller is liable for [***].

This clause 11.6(a) does not apply to an Excluded Claim, a Claim under the Ongoing Divestment Indemnity or clause 12.3 or a Claim on the US NOL Indemnity.

(b)	The maximum aggregate amount that the Seller is required to pay in respect of:

(1)	Claims arising under the Warranties (other than Excluded Claims) is limited to [***]% of the Purchase Price; and

(2)	all other Claims whenever made is limited to the [***]% of the Purchase Price.

(c)	For the purposes of clause 11.6(a)(1):

(1)	Claims arising out of separate sets of facts, matters or circumstances will not be treated as one Claim, even if each set of facts, matters or circumstances may be a breach of the same Warranty; and

(2)	Claims of the same or similar nature arising out of the same or similar facts, matters and circumstances will be treated as one Claim.

(d)	This clause 11.6 does not apply to:

(1)	Claims arising under the Purchase Price payment mechanism (including adjustment) under clauses 3.5, 3.6 and 3.8 or Claims arising as a result of a breach of clause 3.10;

(2)	Claims for the non-payment of costs or expenses that are expressly allocated to, or payable by, a Party under this agreement;

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(3)	Claims arising under Ongoing Divestment Indemnity or the indemnity in clause 12.3; or

(4)	the payment of the Reimbursement Fee,

other than the maximum limit on Claims in clause 11.6(b)(2).

(e)	For the purpose of this clause 11.6 only and determining the monetary limitations on liability, the Purchase Price is deemed to be US$16 billion.

11.7	Time limits

The Seller is only liable under a Claim if:

(a)	Woodside notifies the Seller of the Claim in accordance with clause 13.1(a):

(1)	within [***] after Completion in the case of an Excluded Claim and the US NOL Indemnity;

(2)	within [***] after Completion in the case of Claims arising under the Warranties (other than Excluded Claims);

(3)

within [***] after Completion in respect of Claims arising under the indemnity in clause 12.3(c), except that in respect of any such Claim relating to the assets that have been sold under the Ongoing Divestment Asset SPA, Woodside must notify the Seller of a Claim within 36 months after the later of (i) the Completion Date and (ii) the date on which completion occurs under the Ongoing Divestment Asset SPA; and

(4)	any time after Completion in all other cases (unless specifically prescribed otherwise in this agreement); and

(b)	within 6 months of the date Woodside is required to notify the Seller of the Claim under clause 13.1(a):

(1)	the Claim has been agreed, compromised or settled; or

(2)	Woodside has issued and served legal proceedings against the Seller in respect of the Claim.

11.8	Recovery under other rights and reimbursement

(a)

The Seller is not liable under a Claim arising from a breach of Warranty or under the Tax Indemnity for any Loss to the extent that a Woodside Group Member or a Target Group Member is, or would be but for this clause 11.8, entitled to recover, or be compensated for by any other means, from another source whether by way of contract, indemnity or otherwise (including under a policy of insurance or from a Governmental Agency), but only to the extent that a Woodside Group Member or a Target Group Member actually recovers or is compensated.

(b)

Provided there is no material detriment to any Woodside Group Member in doing so, Woodside must cause a Woodside Group Member or a Target Group Member (as applicable) to use reasonable endeavours to recover any Claim or Loss that is otherwise recoverable from the Seller under this agreement arising from a breach of Warranty or under the Tax Indemnity from other available sources (if any), and to not unreasonably discontinue any such recovery efforts prematurely, failing which the Seller will not be liable under the Claim for any Loss to the extent that Woodside has failed to comply with this clause.

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(c)

If, after the Seller has made a payment in respect of a Claim arising from a breach of Warranty or under the Tax Indemnity, a Woodside Group Member or a Target Group Member recovers, or is compensated for by any other means, any Loss that gave rise to the Claim, Woodside must promptly pay to the Seller as an increase in the Purchase Price, the amount of the Loss that was recovered or compensated for.

(d)

Woodside is not liable under a Claim arising from a breach of Woodside Warranty for any Loss to the extent that an Other Seller Entity is, or would be but for this clause 11.8, entitled to recover, or be compensated for by any other means, from another source whether by way of contract, indemnity or otherwise (including under a policy of insurance (including a policy issued by a BHP Captive) or from a Governmental Agency), but only to the extent that an Other Seller Entity actually recovers or is compensated.

(e)

Provided there is no material detriment to any Other Seller Entity in doing so, the Seller must cause an Other Seller Entity to use reasonable endeavours to recover any Claim or Loss that is otherwise recoverable from Woodside under this agreement arising from a breach of Woodside Warranty from other available sources (if any), and to not unreasonably discontinue any such recovery efforts prematurely, failing which Woodside will not be liable under the Claim for any Loss to the extent that the Seller has failed to comply with this clause. The Parties acknowledge and agree that the pursuit of a claim under a policy of insurance with a BHP Captive (and a BHP Captive making a payment in response to a claim against a policy of insurance with a BHP Captive) shall not be considered a material detriment to an Other Seller Entity for the purposes of this clause.

(f)

If, after Woodside has made a payment in respect of a Claim arising from a breach of Woodside Warranty, a Seller Group Member recovers or is compensated for by any other means, any Loss that gave rise to the Claim, the Seller must promptly pay to Woodside as a decrease in the Purchase Price, the amount of the Loss that was recovered or compensated for.

11.9	No double claims

(a)	The Seller is not liable under a Claim for any Loss that a Woodside Group Member or a Target Group Member otherwise recovers, or is otherwise compensated for, under a Transaction Agreement.

(b)

This clause 11.9 does not prevent the Woodside Group Member or Target Group Member entitled to make a Claim under a Transaction Agreement from commencing that Claim. However, if for any reason more than one amount is paid in respect of the same Loss, Woodside must procure that the additional amount is immediately repaid to one or more Seller Group Members nominated by the Seller so as to give full effect to clause 11.9(a).

(c)	Woodside is not liable under a Claim for any Loss that a Seller Group Member otherwise recovers, or is otherwise compensated for, under a Transaction Agreement.

(d)

This clause 11.9 does not prevent the Seller Group Member entitled to make a claim under a Transaction Agreement from commencing that claim. However, if for any reason more than one amount is paid in respect of the same Loss, the Seller must procure that the additional amount is immediately repaid to one or more Woodside Group Members nominated by Woodside so as to give full effect to clause 11.9(c).

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11.10	Mitigation of loss

(a)	Woodside must:

(1)

take, and procure that each other Woodside Group Member and Target Group Member takes, all reasonable actions to mitigate any Loss that may give rise to a Warranty Claim or Claim under the Tax Indemnity; and

(2)

not omit, and procure that no other Woodside Group Member or Target Group Member omits, to take any reasonable action that would mitigate any Loss that may give rise to a Warranty Claim or Claim under the Tax Indemnity.

(b)	If Woodside does not comply with clause 11.10(a) and compliance with clause 11.10(a) would have mitigated the Loss, the Seller is not liable for the amount by which the Loss would have been reduced.

(c)	The Seller must:

(1)	take, and procure that no other Seller Group Member takes, all reasonable actions to mitigate any Loss that may give rise to a Woodside Warranty Claim; and

(2)	not omit, and procure that no other Seller Group Member omits, to take any reasonable action that would mitigate any Loss that may give rise to a Woodside Warranty Claim.

(d)	If the Seller does not comply with clause 11.10(c) and compliance with clause 11.10(a) would have mitigated the Loss, Woodside is not liable for the amount by which the Loss would have been reduced.

11.11	General limitations

The:

(a)	Seller is not liable under a Claim in relation to the Warranties or the Tax Indemnity; and

(b)	Woodside is not liable under a Claim in relation to the Woodside Warranties,

for any Loss or amount described below to the extent that Loss or amount:

(c)

(provisions in accounts): has been included as a provision, allowance, reserve or accrual has been specifically provided for, accrued or taken into account (including in each case by way of offset) in the Locked Box Accounts (other than in respect of a Tax Claim);

(d)	(Purchase Price mechanism): has been taken into account in the Purchase Price payment mechanism under clauses 3.5, 3.6 and 3.8;

(e)	(contingent losses): is a contingent Loss, unless and until the Loss becomes an actual Loss and is due and payable;

(f)

(pre Completion actions of the Seller): in respect of the liability of the Seller, arises from an act or omission by or on behalf of a Seller Group Member or a Target Group Member before Completion that was done or made:

(1)	with the written consent of a Woodside Group Member; or

(2)	at the written direction or instruction of a Woodside Group Member;

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(g)	(pre Completion actions of Woodside): in respect of the liability of Woodside, arises from an act or omission by or on behalf of a Woodside Group Member before Completion that was done or made:

(1)	with the written consent of a Seller Group Member; or

(2)	at the written direction or instruction of a Seller Group Member;

(h)

(post Completion conduct of Woodside): in respect of the liability of the Seller, arises from anything done or not done after Completion by or on behalf of a Woodside Group Member (including a Target Group Member), provided that the Woodside Group Member (including the Target Group Member) was, or ought reasonably have been, aware of the potential effect or consequence of the act or omission;

(i)

(post Completion conduct of the Seller): in respect the liability of Woodside, arises from anything done or not done after Completion by or on behalf of a Seller Group Members, provided that the Seller Group Members were, or ought reasonably have been, aware of the potential effect or consequence of the act or omission;

(j)	(change of law or interpretation): arises from:

(1)	the enactment or amendment of any legislation or regulations;

(2)	a change in the judicial or administrative interpretation of the law; or

(3)	a change in the practice or policy of any Governmental Agency,

after the Effective Time, including legislation, regulations, amendments, interpretation, practice or policy that has a retrospective effect;

(k)

(change in accounting policy): would not have arisen but for a change after Completion in any accounting policy or practice of a Woodside Group Member or a Target Group Member that applied before Completion;

(l)	(change in ownership): would not have arisen but for:

(1)

in respect the liability of the Seller, a change in ownership of the Target Group Members on or after Completion, unless such Loss is an amount of Tax payable under clause 9.5 or an amount of Tax payable as a consequence of circumstances referred to in Warranty 15.11 or Loss resulting from a breach of the Warranties in clause 12.7, 12.13(t) or 12.13(u) of Schedule 2; or

(2)	in respect the liability of Woodside, a change in ownership of Woodside or the Target Group Members on or after Completion;

(m)	(change of Business): arises out of the cessation or alteration of any part of the Target Petroleum Business after Completion;

(n)	(breach of law or contract): could only have been avoided by:

(1)	in respect of liability of the Seller, a Seller Group Member; or

(2)	in respect of liability of Woodside, a Woodside Group Member,

breaching its obligations at law or under this agreement or agreements to which it is a party;

(o)	(Consequential Loss): is Consequential Loss;

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(p)

(remediable loss): is remediable, provided it is remedied to the satisfaction of the Party seeking to make the Claim, acting reasonably, within 30 Business Days after the other Party receives written notice of the Claim under clause 13.1(a) or the Claim under clause 13.2(a).

11.12	Tax limitations

The Seller is not liable under a Claim for any Loss or amount described below in relation to the Tax Warranties, the Tax Indemnity or the US NOL Indemnity:

(a)

(tax losses): the lack of availability or disallowance of a deduction, Tax Attribute or Tax Loss of a Target Entity in a period commencing on or after the Effective Time provided that this clause 11.12 shall not apply with respect to the US NOL Indemnity;

(b)

(inconsistent position): Loss that arises from a Target Group Member taking a position in relation to the application of a Tax Law that is inconsistent with the position taken by that Target Group Member before Completion (except, subject to clause 11.11(j), where the Target Group Member is required to adopt an inconsistent position to comply with a Tax Law or has been approved by the Seller in writing);

(c)	(failure to lodge): arises as a result of Woodside or a Target Group Member’s failure to lodge in a timely manner any return, notice or other document relating to Tax or Duty after Completion;

(d)

(failure to take action): arises from Woodside or a Target Group Member’s failure to take any action after Completion required by, or that should reasonably be taken under, any applicable Tax Law in relation to any Tax or Duty (including any failure to take any such action within the time allowed); or

(e)

(tax return amendment or ruling): the claim arises from an amendment made by Woodside after Completion of any tax return of, or seeking a ruling from a Governmental Agency or any other action taken with a Governmental Agency in relation to, any Target Group Member relating to a period ending on or before Completion (except where that amendment is required by a Tax Law or has been approved by the Seller in writing).

11.13	Restructure

Except in respect of the US NOL Indemnity and notwithstanding any other clause in this agreement, the Seller is not liable under a Claim arising under a Warranty or indemnity under this agreement in respect of the use of any Tax Losses or Tax Attributes by a Seller Group Member as part of the Restructure.

11.14	Benefits

(a)

In assessing any loss recoverable by the Woodside Group as a result of any Claim there must be taken into account any benefit accruing to the Woodside Group (including any amount of any relief, allowance, exemption, exclusion, set-off, deduction, loss, rebate, refund, right to repayment or credit granted or available in respect of a Tax or Duty under any law obtained or obtainable by the Woodside Group and any amount by which any Tax for the Woodside Group is or may be liable to be assessed or accountable is reduced or extinguished), arising directly or indirectly from the matter which gives rise to that Claim.

(b)	In assessing any loss recoverable by the Seller as a result of any Claim there must be taken into account any benefit accruing to the Seller (including any amount of any relief, allowance,

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exemption, exclusion, set-off, deduction, loss, rebate, refund, right to repayment or credit granted or available in respect of a Tax or Duty under any law obtained or obtainable by the Seller and any amount by which any Tax for the Seller is or may be liable to be assessed or accountable is reduced or extinguished), arising directly or indirectly from the matter which gives rise to that or Claim.

(c)

A Tax or Duty benefit or reduction available to the Seller Group or the Target Group (as the case may be) must be applied to the maximum extent possible before assessing any loss recoverable. By way of example, this means that any Tax Losses must be applied to reduce the Tax liability under the Claim.

11.15	Sole remedy

(a)

It is the intention of the Parties that, only in respect of a Claim made prior to Completion occurring or where Completion does not occur, Woodside’s and the Seller’s sole remedies in connection with the Transaction will be as set out in the Transaction Agreements.

(b)	No Seller Group Member has any liability to a Woodside Group Member or a Target Group Member:

(1)	in connection with the Transaction or the matters the subject of this agreement; or

(2)	resulting from or implied by conduct made in the course of communications or negotiations in respect of the Transaction or the matters the subject of this agreement or the Target Disclosure Materials, under a Claim unless that Claim is under or pursuant to the terms of the Transaction Agreements or that Claim otherwise arises out of a statutory right that cannot be excluded by contract.

(c)	Woodside must not, and must procure that each Target Group Member and other Woodside Group Member does not, make a Claim:

(1)	that Woodside would not be entitled to make under this agreement or that is otherwise inconsistent with Woodside’s entitlement to make a Claim under this agreement;

(2)	against any current or former director, officer or employee of any Seller Group Member; or

(3)	against a Seller Group Member that is not a party to this agreement, provided that this provisions shall not exclude any claims against Insurance Policies.

(d)	No Woodside Group Member has any liability to the Seller or an Other Seller Entity:

(1)	in connection with the Transaction or the matters the subject of this agreement; or

(2)

resulting from or implied by conduct made in the course of communications or negotiations in respect of the Transaction or the matters the subject of this agreement or the Woodside Disclosure Materials or the Woodside Disclosure Documents,

under a Claim unless that Claim is under or pursuant to the terms of the Transaction Agreements or that Claim otherwise arises out of a statutory right that cannot be excluded by contract.

(e)	The Seller must not, and must procure that each Seller Group Member does not, make a Claim:

(1)	that the Seller would not be entitled to make under this agreement or that is otherwise inconsistent with the Seller’s entitlement to make a Claim under this agreement;

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(2)	against any current or former director, officer or employee of any Woodside Group Member; or

(3)	against a Woodside Group Member that is not a party to this agreement.

(f)	For the avoidance of doubt, the Parties agree that:

(1)	clause 11.15(d) will not limit the ability of the Seller, any Other Seller Entity or their representatives from making a claim under the indemnity in clause 12.2(a); and

(2)	clause 11.15(b) will not limit the ability of Woodside or any Woodside Group Member from recovering from making a claim the indemnity in clause 12.3(b).

11.16	Gross up

(a)

If a party (payor) is liable to pay an amount to another party (recipient) in respect of a Claim and that payment is treated as income under the Tax Act such that the payment increases the income tax payable by the recipient, or the Head Company of any Consolidated Group (as those terms are defined in the Tax Act) of which the recipient is a member (collectively the recipient Group), then the payment must be grossed-up by such amount as is necessary to ensure that the net amount retained by the recipient Group after deduction of Tax or payment of the increased income tax equals the amount the recipient Group would have retained had the Tax or increased income tax not been payable, after taking into account any benefits or relief relating to Tax obtained or to be obtained by the recipient Group in relation to such claim or payment.

(b)

No gross-up applies under clause 11.16(a) in respect of a payment received by Woodside, if Woodside or a member of Woodside’s Consolidated Group elects to treat the payment as giving rise to a capital gain under section 104-525 of the Tax Act and the payment is received within four years following Completion. If the payment is received thereafter, Woodside shall be entitled to the gross-up even if the payment is treated as a capital gain under section 104-525 of the Tax Act.

11.17	Subsequent disclosure

(a)

At any time before Completion, any Party may notify the other Party in writing (Notified Party) of a fact, matter or circumstance that occurs or becomes known after the date of this agreement that results in, or is reasonably likely to result in, a breach of Warranty or Woodside Warranty, and it must so notify where it becomes so aware.

(b)	Upon being notified pursuant to clause 11.17(a), if the Notified Party may terminate the agreement validly in accordance with clause 22.1(c) or 22.2(c) (as applicable):

(1)

then the Parties will first negotiate (including that if the Parties cannot reach agreement, the matter will be escalated to the Parties’ respective CEOs and/or Chairpersons) to consider if a compensatory adjustment to the Locked Box Payment may be agreed by the Parties to avoid the exercise of the Notified Party’s right to terminate; and

(2)	if the Parties are unable to reach an agreement pursuant to clause 11.17(b)(1), then the Notified Party may exercise its right to terminate pursuant to clause 22.1(c) or 22.2(c) (as applicable).

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(c)

If Completion occurs then the Notified Party is not permitted to make a Claim in respect of a Warranty or Woodside Warranty (respectively) in connection with such fact, matter or circumstance notified pursuant to clause 11.17(a), unless:

(1)

the facts, matters or circumstances notified pursuant to clause 11.17(a) were not of a nature that would permit the Notified Party to validly terminate the agreement in accordance with clause 22.1(c) or 22.2(c); and

(2)	the breach of Warranty or Woodside Warranty had occurred as at, and only became known after, the date of this agreement.

11.18	Payments affecting the Purchase Price

(a)	Any payment made by a Seller Group Member to a Woodside Group Member in respect of any Claim will be in reduction of the Purchase Price.

(b)	Any payment (including a reimbursement) made by a Woodside Group Member to a Seller Group Member in respect of any Claim will be an increase in the Purchase Price.

11.19	Independent limitations

Each qualification and limitation in this clause 11 is to be construed independently of the others and is not limited by any other qualification or limitation.

11.20	Limitations in favour of Woodside

(a)

The limitations in clauses 11.4 (other than clause 11.4(b)) and 11.5 apply mutatis mutandis to Woodside’s liability to the Seller for Claims as if references to “the Seller” and “Seller Group Member” or “Target Group Member” were to “Woodside” and “Woodside Group Member” (and vice versa), as if references to the “Target Petroleum Business” were to “the business of the Woodside Group”, references to a “Warranty” were to a “Woodside Warranty”, references to “BHP Information” were to “Woodside Information”, references to “Woodside Disclosure Document” were to “the BHP Distribution Announcement” and references to “Target Disclosure Material” were to “Woodside Disclosure Material”.

In addition, the Seller acknowledges that Woodside has agreed to pay the Purchase Price (including to issue the Share Consideration) and enters into this agreement relying on the acknowledgements in the form of clause 11.4 (as applied by this clause 11.20(a)) and would not be prepared to enter into this agreement on any other basis.

(b)

The limitations in clauses 11.6 and 11.7 apply mutatis mutandis to Woodside’s liability to the Seller for Claims as if references to “the Seller” were to “Woodside” (and vice versa), as if references to a “Warranty” were to a “Woodside Warranty”, as if references to “clause 13.1(a)” were to “clause 13.2(a)” and as if references to Claims that are exclusively capable of being made by Woodside were disregarded.

(c)	For the avoidance of doubt, nothing in this clause 11.20 limits or qualifies the Liability of Woodside in respect of a Claim pursuant to clauses 12.1 and 12.2.

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12	Other allocations of liabilities

12.1	Decommissioning Liabilities and Environmental Liabilities

(a)	Subject to Completion occurring, the Seller and the Other Seller Entities are not liable under any Claim to the extent that the Claim or Loss relates to or arises from any:

(1)	Decommissioning Liabilities; and

(2)	Environmental Liabilities,

of the Target Petroleum Business, other than to the extent the relevant Loss is, or could reasonably otherwise be, the subject of a Claim for breach of a Warranty or the indemnity pursuant to clause 12.3 by Woodside (and for this purpose the limits set out in clauses 11.6(a) and 11.6(b) will not apply).

(b)	With effect on and from Completion:

(1)

Woodside, and each Target Group Member will be liable for, and must assume and pay, perform or discharge, all Decommissioning Liabilities and Environmental Liabilities of the Target Petroleum Business; and

(2)

Woodside will release, and must procure that each Woodside Group Member and Target Group Member releases, each Other Target Group Member and its representatives from all Decommissioning Liabilities and Environmental Liabilities of the Target Petroleum Business,

other than to the extent Woodside is able to recover any Loss pursuant to a Claim for breach of a Warranty given by the Seller or the indemnity pursuant to clause 12.3.

(c)

Nothing in clauses 12.1 and 12.2 limits the ability of a Target Group Member to claim on an Insurance Policy to the extent permitted to do so in accordance with clause 5.16 and the terms of the relevant Insurance Policy.

12.2	Other allocation of liabilities

Except to the extent Woodside is permitted to recover any Loss against the Seller under a Warranty, or any indemnity (including under clauses 9.5 and 12.3) in favour of Woodside or the Target Group (and for this purpose the limits set out in clauses 11.6(a) and 11.6(b) will not apply), subject to Completion occurring, Woodside indemnifies the Seller, all Other Seller Entities and each of their representatives from any Loss they may incur arising from the following matters (whether existing at the date of this agreement or arising in the future):

(a)	any Claim, regulatory action or similar in connection with either the:

(1)	Woodside Disclosure Documents (other than in respect of the BHP Information, including where the BHP Information is misleading by omission) or the Woodside Information; or

(2)

new shares of Woodside and new Woodside ADSs, in each case issued as consideration under this agreement or distributed by the Seller to the extent caused or contributed to by any act or omission of any Woodside Group Member or its representatives;

(b)	Decommissioning Liabilities and Environmental Liabilities relating to or arising from the Target Group or Target Petroleum Business;

(c)	any contravention or breach of any law by the Target Group relating to or arising from the Target Petroleum Business;

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(d)	any contravention or breach of contract, authorisation or similar by the Target Group relating to or arising from the Target Petroleum Business;

(e)	any dispute, investigation or similar involving any member of the Target Group relating to or arising from the Target Petroleum Business; or

(f)

any failure by the Target Group to perform any obligation or discharge any liability, including in connection with any permit or authorisation held by the Target Group, at any time relating to or arising from the Target Petroleum Business.

12.3	Allocation of liabilities – Excluded Assets etc

Subject to Completion occurring, the Seller indemnifies Woodside, all Woodside Group Members (which for the purpose of this clause shall include the Target Group from the Effective Date) and each of their representatives from any Loss or claims (howsoever arising) and whether existing at the Effective Date or arising in the future, in connection with, or attributable to:

(a)	any claim by a Third Party under a Divestment Agreement against a Target Group Member;

(b)	any Claim, regulatory action or similar in connection with the BHP Information (including in relation to BHP Information included in, or omitted from, the F-4 Registration Statement); and

(c)	any claim, Loss or Liability in respect of the operations or assets:

(1)

of the Restructure Entities and each of BHP Petroleum Investments (Great Britain) Pty Ltd, Hamilton Oil Company Inc. and BHP Billiton Petroleum Limited to the extent the Claim, Loss or Liability relates to operations or titles in Great Britain (in each case, other than to the extent covered by the indemnity in clause 9.5(a)(3) and does not include the use of any tax losses or attributes as part of the Restructure);

(2)

of the entities or assets that have been sold (directly or indirectly) under a Divestment Agreement (Divested Assets), including any litigation, claims or proceedings arising from or connected to Divested Assets; and

(3)

of any non-oil and gas related operations or businesses conducted by the Target Group at any time prior to Completion, except to the extent those operations are ancillary to, or undertaken for the purposes of, conducting oil and gas operations, provided that Woodside may only recover pursuant to this indemnity Loss or claims incurred or paid by a Target Group Member between Effective Time and Completion to the extent that Woodside has not been compensated for that Loss or Liability through the calculation and payment of the Locked Box Payment.

13	Procedures for dealing with Claims

13.1	Woodside Notice of Claims

(a)	(Actual Claims): Woodside must promptly notify the Seller if:

(1)	it decides to make a Claim against the Seller that either alone or together with other Claims exceeds any applicable thresholds set out in clause 11.6(a); or

(2)	a Third Party Claim or Tax Demand is made:

(A)	with respect to any taxable period that begins on or prior to the Completion Date; and/or

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(B)	that is reasonably likely to give rise to a Claim against the Seller.

(b)	(Potential Claims) Without limiting clause 13.1(a) Woodside must also promptly notify the Seller if:

(1)	Woodside believes that it would be entitled to make a Claim against the Seller but for the thresholds set out in clause 11.6(a); or

(2)

Woodside becomes aware of any events, matters or circumstances (including any potential threatened Third Party Claim or Tax Demand) that are reasonably likely to give rise to a Claim against the Seller, whether alone or with any other Claim or circumstances or with the passage of time.

(c)

(Details required): Woodside must include in each notice given under clause 13.1(a) or 13.1(b) all relevant details (including the amount) then known to a Woodside Group Member or a Target Group Member of:

(1)	the Claim and if applicable, any other Claims that together with the Claim give rise to any applicable thresholds in clause 11.6(a) being exceeded;

(2)	if applicable, the Third Party Claim or Tax Demand; and

(3)	the events, matters or circumstances giving rise to the Claim.

(d)	(Extracts): Woodside must also include in each notice given under clause 13.1(a) or 13.1(b) an extract of:

(1)	any part of a Demand (including a Tax Demand) that identifies the liability or amount to which the Claim relates or other evidence of the amount of the Demand to which the Claim relates; and

(2)

if reasonably available to Woodside and relevant, any corresponding part of any adjustment sheet or other explanatory material issued by a Governmental Agency that specifies the basis for the Demand to which the Claim relates or other evidence of that basis.

(e)

(Demands): Woodside must provide a copy of any document referred to in clause 13.1(d) to the Seller as soon as practicable and in any event within 5 days of receipt of that document by a Woodside Group Member or a Target Group Member.

(f)

(Developments): Woodside must also, on an on-going basis, keep the Seller informed (to the extent Woodside becomes aware) of all material developments in relation to the Claim notified under clause 13.1(a) or 13.1(b).

(g)

(Compliance) If Woodside does not fully comply with this clause 13.1 in respect of a Claim, the Seller is not liable under the Claim to the extent that the non-compliance has increased the amount of the Claim.

13.2	Seller Notice of Claims

(a)

(Actual Claims): The Seller must promptly notify Woodside if it decides to make a Claim against Woodside that either alone or together with other Claims exceeds any applicable thresholds set out in clause 11.6(a) (as applied by clause 11.20(b)).

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(b)	(Potential Claims) Without limiting clause 13.2(a) the Seller must also promptly notify Woodside if:

(1)	the Seller believes that it would be entitled to make a Claim against Woodside but for the thresholds set out in clause 11.6(a) (as applied by clause 11.20(b)); or

(2)

the Seller becomes aware of any events, matters or circumstances that are reasonably likely to give rise to a Claim against Woodside, whether alone or with any other Claim or circumstances or with the passage of time.

(c)	(Details required): The Seller must include in each notice given under clause 13.2(a) or 13.2(b)all relevant details (including the amount) then known to a Seller Group Member of:

(1)	the Claim and if applicable, any other Claims that together with the Claim give rise to any applicable thresholds in clause 11.6(a) (as applied by clause 11.20(b)) being exceeded; and

(2)	the events, matters or circumstances giving rise to the Claim.

(d)	(Extracts): The Seller must also include in each notice given under clause 13.2(a) or 13.2(b) an extract of:

(1)	any part of a Demand that identifies the liability or amount to which the Claim relates or other evidence of the amount of the Demand to which the Claim relates; and

(2)

if available or relevant, any corresponding part of any adjustment sheet or other explanatory material issued by a Governmental Agency that specifies the basis for the Demand to which the Claim relates or other evidence of that basis.

(e)

(Demands): The Seller must provide a copy of any document referred to in clause 13.2(d) to Woodside as soon as practicable and in any event within 5 days of receipt of that document by a Seller Group Member.

(f)	(Developments): The Seller must also, on an on-going basis, keep Woodside informed of all developments in relation to the Claim notified under clause 13.2(a) or 13.1(b).

(g)

(Compliance): If the Seller does not fully comply with this clause 13 in respect of a Claim, Woodside is not liable under the Claim to the extent that the non-compliance has increased the amount of the Claim.

13.3	Third Party Claims against Woodside or the Woodside Group

The following additional obligations apply in respect of Third Party Claims (other than Tax Claims) made against Woodside or the Woodside Group and in respect of which Woodside has a Claim against the Seller under this agreement.

(a)	(No admission): Woodside must not, and must ensure that each Target Group Member and Woodside Group Member does not:

(1)	accept, compromise or pay,

(2)	agree to arbitrate, compromise or settle; or

(3)	make any admission or take any action in relation to,

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a Third Party Claim that may lead to liability on the part of the Seller under a Claim or otherwise could materially adversely affect the Seller Group without the Seller’s prior written approval which must not be unreasonably withheld or delayed.

(b)

(Defence of claim): Following receipt of a notice under clause 13.1(a) in respect of a Claim that arises from or involves or could potentially involve a Third Party Claim against a Woodside Group Member or Target Group Member, the Seller may, by giving written notice to Woodside, assume the conduct of the defence of the Third Party Claim at its own expense.

(c)	(Seller assumes conduct): If the Seller advises Woodside that it wishes to assume the conduct of the defence of the Third Party Claim under clause 13.3(b):

(1)

(indemnity) provided that the Seller provides Woodside and the Woodside Group with an indemnity against all Loss that may result from or in connection with such action at the expense of the Seller, Woodside must promptly take, and must procure that each Woodside Group Member and Target Group Member promptly takes, all action reasonably requested by the Seller to avoid, contest, compromise or defend the Third Party Claim, including using professional advisers nominated by the Seller (acting reasonably) and approved by the Seller for this purpose; and

(2)

(access) Woodside must provide, and must procure that each Woodside Group Member and Target Group Member provides, at the Seller’s expense the Seller with all reasonable assistance requested by it in relation to the Third Party Claim, including providing access to witnesses and documentary or other evidence relevant to the Third Party Claim, allowing it and its legal advisers to inspect and take copies of all relevant books, records, files and documents, and providing it with reasonable access to the personnel, premises and chattels of the Woodside Group Members and the Target Group Member for the sole purpose of obtaining information in relation to the Third Party Claim.

(d)

(Conduct of claim by Seller) If the Seller assumes the conduct of the defence of a Third Party Claim under clause 13.3(b), in conducting any proceedings or actions in respect of that Third Party Claim the Seller must:

(1)	act in good faith;

(2)	consult with Woodside in relation to the defence of the Third Party Claim;

(3)	provide Woodside with reasonable access to a copy of any notice, correspondence or other document relating to the Third Party Claim;

(4)

act reasonably in all the circumstances, including, having regard to the likelihood of success and the effect of the proceedings or actions on the goodwill or reputation of the business of the Woodside Group and the Target Group;

(5)	on an on-going basis, keep Woodside informed of all material developments in relation to the Third Party Claim and any matter giving rise to the Third Party Claim; and

(6)

not take or persist in any course of action that might reasonably be regarded as harmful to the goodwill, reputation, affairs or operation of any Woodside Group Member, unless that course of action is reasonable in the context of the Third Party Claim or approved by Woodside (such approval not to be unreasonably withheld).

(e)	(Woodside assumes conduct) If the Seller advises Woodside that it does not wish to assume the conduct of the defence of the Third Party Claim, then Woodside must procure that any Woodside

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Group Member or Target Group Member that is conducting any proceedings or actions in respect of that Third Party Claim:

(1)	acts in good faith;

(2)	consults with the Seller in relation to the defence of the Third Party Claim;

(3)	provides the Seller with reasonable access to a copy of any notice, correspondence or other document relating to the Third Party Claim; and

(4)

acts reasonably in all the circumstances, including, having regard to the likelihood of success and the effect of the proceedings or actions on the goodwill or reputation of the business of the Seller Group.

13.4	Third Party Claims against the Seller or the Seller Group

The following additional obligations apply in respect of Third Party Claims (other than Tax Claims) made against the Seller or an Other Seller Entity and in respect of which the Seller has a Claim against Woodside under this agreement, except for:

(a)

Third Party Claims that are reasonably likely to have an impact on the business or operations of the Seller or an Other Seller Entity that is broader than just giving rise to a Claim against Woodside under this agreement; and

(b)

the matter described in the section of the Seller Disclosure Letter relating to this clause, to the extent that the Third Party Claim relates to aspects of the Third Party Claim is made against the Seller or an Other Seller Entity.

(c)	(No admission): The Seller must not, and must ensure that each Other Seller Entity does not:

(1)	accept, compromise or pay,

(2)	agree to arbitrate, compromise or settle; or

(3)	make any admission or take any action in relation to,

a Third Party Claim that may lead to liability on the part of Woodside under a Claim without Woodside’s prior written approval which must not be unreasonably withheld or delayed.

(d)

(Defence of claim): Following receipt of a notice under clause 13.2(a) in respect of a Claim that arises from or involves or could potentially involve a Third Party Claim against the Seller or an Other Seller Entity, Woodside may, by giving written notice to the Seller, assume the conduct of the defence of the Third Party Claim at its own expense.

(e)	(Woodside assumes conduct): If Woodside advises the Seller that it wishes to assume the conduct of the defence of the Third Party Claim under clause 13.4(d):

(1)

(indemnity) provided that Woodside provides the Seller and the Seller Group with an indemnity against all Loss that may result from or in connection with such action at the expense of Woodside, the Seller must promptly take, and must procure that each Other Seller Entity promptly takes, all action reasonably requested by Woodside to avoid, contest, compromise or defend the Third Party Claim, including using professional advisers nominated by Woodside (acting reasonably) and approved by Woodside for this purpose; and

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(2)

(access) the Seller must provide, and must procure that each Other Seller Entity provides, at Woodside’s expense, Woodside with all reasonable assistance requested by it in relation to the Third Party Claim, including providing access to witnesses and documentary or other evidence relevant to the Third Party Claim, allowing it and its legal advisers to inspect and take copies of all relevant books, records, files and documents, and providing it with reasonable access to the personnel, premises and chattels of the Seller Group Member for the sole purpose of obtaining information in relation to the Third Party Claim.

(f)

(Conduct of claim by Woodside): If Woodside assumes the conduct of the defence of a Third Party Claim under clause 13.4(d), in conducting any proceedings or actions in respect of that Third Party Claim Woodside must:

(1)	act in good faith;

(2)	consult with the Seller in relation to the defence of the Third Party Claim; and

(3)	provide the Seller with reasonable access to a copy of any notice, correspondence or other document relating to the Third Party Claim;

(4)

act reasonably in all the circumstances, including, having regard to the likelihood of success and the effect of the proceedings or actions on the goodwill or reputation of the business of the Seller Group;

(5)	on an on-going basis, keep the Seller informed of all material developments in relation to the Third Party Claim and any matter giving rise to the Third Party Claim; and

(6)

not take or persist in any course of action that might reasonably be regarded as harmful to the goodwill, reputation, affairs or operation of any Seller Group Member, unless that course of action is reasonable in the context of the Third Party Claim or approved by the Seller.

(g)

(Seller assumes conduct) If Woodside advises the Seller that it does not wish to assume the conduct of the defence of the Third Party Claim, then the Seller must procure that any Seller Group Member that is conducting any proceedings or actions in respect of that Third Party Claim:

(1)	acts in good faith;

(2)	consults with Woodside in relation to the defence of the Third Party Claim;

(3)	provides Woodside with reasonable access to a copy of any notice, correspondence or other document relating to the Third Party Claim; and

(4)

acts reasonably in all the circumstances, including, having regard to the likelihood of success and the effect of the proceedings or actions on the goodwill or reputation of the business of the Woodside Group.

(h)	At any time following the commencement of a Third Party Claim:

(1)

the Seller may issue a written notice to Woodside that the Seller releases Woodside from the Seller’s right to Claim against Woodside under this agreement in respect of the Third Party Claim and attaching a deed poll giving effect to the release (in a form acceptable to Woodside, acting reasonably and such acceptance not to be unreasonably delayed); and

(2)

from the date a notice pursuant to clause 13.4(h)(1) has been given to Woodside, clauses 13.4(c) to 13.4(g) will no longer apply in connection with the Third Party Claim the subject of the notice, and the Seller may conduct the Third Party Claim as it determines to be appropriate.

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13.5	Tax Demands

The following additional obligations apply in respect of Claims arising from or involving a Tax Demand.

(a)	(No admission): Woodside must not, and must ensure that each Target Group Member and Woodside Group Member does not:

(1)	accept, compromise or pay;

(2)	agree to arbitrate, compromise or settle; or

(3)	make any admission or take any action in relation to,

a Tax Demand that may lead to liability on the part of the Seller under a Claim or otherwise could materially adversely impact the Seller Group without the prior written approval of the Seller (which must not be unreasonably withheld or delayed).

(b)

(Payment if not contesting a Tax Demand): If the Seller does not advise Woodside that it wishes to control or contest the Tax Demand, then Woodside shall have the right to control such Tax Demand, provided that, in the case of a Tax Demand that may give rise to a Claim for which the Seller is liable under this agreement, Woodside shall keep the Seller reasonably informed regarding the progress of such Tax Demand, and shall not permit the Woodside Group to, concede, settle or compromise such Tax Demand (or portion thereof) controlled by Woodside under this clause 13.5(b) without the prior consent of Seller (which consent shall not be unreasonably withheld). Subject to the preceding sentence, to the extent Woodside is required by the relevant Governmental Agency to pay any Tax or Duty relating to such Tax Demand for which the Seller is liable under this agreement, then the Seller must pay in Immediately Available Funds and as a reduction in the Purchase Price the amount notified by Woodside by the later of:

(1)	2 Business Days before the due date for payment to the Governmental Agency; or

(2)	10 Business Days after receipt of the notice given by Woodside under clause 13.1.

(c)

(Contesting a Tax Demand): Following receipt of a notice under clause 13.1 in respect of a Claim that arises from or involves a Tax Demand, the Seller may, by written notice to Woodside no later than 5 Business Days before the date due for payment of the relevant Tax or Duty advise Woodside that it wishes to control or contest the Tax Demand.

(d)

(Procedure for contesting a Tax Demand): The Seller Group shall have the right to control, contest, resolve and defend against any Tax Demands that may give rise to a Claim for which Seller is liable under this agreement. If the Seller advises Woodside that it wishes to control or to contest the Tax or Duty the subject of the Tax Demand under clause 13.5(c) then:

(1)

(Payment of Tax) the Seller must pay Woodside, in Immediately Available Funds and as a reduction in the Purchase Price, so much of the Tax or Duty as is required by the relevant Governmental Agency to be paid while any action is being taken under this clause 13.5 by the date that is the later of 2 Business Days before the due date for payment to the Governmental Agency and 10 Business Days after receipt of the notice given by Woodside under clause 13.1; and

(2)

(Objection to Tax Demand or Disputing Action) at the Seller’s written request, Woodside must take, or procure that the person required to pay the Tax or Duty (Tax Payor) takes such Disputing Action in a timely manner in relation to the Tax Demand as the Seller may reasonably require, including promptly providing the Seller with copies of any correspondence with, or material provided to or by, a Governmental Agency.

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(e)

(Conduct of proceedings by the Seller): If the Seller controls or contests the Tax or Duty the subject of a Tax Demand then Woodside must follow, and must procure that each Woodside Group Member and Target Group Member follows, all reasonable directions of the Seller relating to the conduct of any Disputing Action contemplated by this clause 13.5, including using professional advisers nominated by the Seller, provided the appointment does not conflict with auditor independence regulations applicable to Woodside. In making any such directions, the Seller must:

(1)	act in good faith;

(2)	pay all costs of the professional advisers nominated by the Seller;

(3)	consult with Woodside in relation to conduct of Disputing Action contemplated by this clause 13.5(e);

(4)

provide Woodside with reasonable access to a copy of any notice, correspondence of other document relating to that Disputing Action as promptly as reasonably practicable upon receipt of such document; and

(5)	act reasonably in all the circumstances.

Woodside must cause the engagement with such professional advisers be on terms that:

(6)

the professional adviser is informed of the commitments made by Woodside under this agreement in relation to the Tax Demand and be authorised by Woodside to perform those obligations on behalf of Woodside;

(7)	there exists common interest privilege between Woodside and the relevant Woodside Group Member and Target Group Member and the Seller in relation to the Tax Demand; and

(8)	the professional adviser be given authority to consult with the Seller in relation to the conduct of the Tax Demand.

(f)

(Access): Woodside must provide, and must procure that each Woodside Group Member and Target Group Member provides, the Seller with all reasonable assistance requested by it in relation to the Tax Demand and the Disputing Action contemplated by this clause 13.5 including providing, at the Seller’s cost (such costs to include Woodside’s internal management costs as determined on a reasonable basis), access to witnesses and documentary or other evidence relevant to the Tax Demand or the Disputing Action, allowing it and its professional advisers to inspect and take copies of all relevant books, records, files and documents, and providing it with reasonable access to the personnel, premises and chattels of the Woodside Group Members and the Target Group Members in all cases subject to not prejudicing any legal professional privilege which may exist.

13.6	Existing Tax Disputes

The following obligations apply in respect of Existing Tax Disputes, regardless of whether they have given, or will give, rise to a Claim.

(a)

(Contesting an Existing Tax Dispute): This clause will apply to an Existing Tax Dispute until such time that the Seller gives notice to Woodside that it no longer wishes to contest an Existing Tax Dispute.

(b)	(No admission): Woodside must not, and must ensure that each Target Group Member and Woodside Group Member does not:

(1)	accept, compromise or pay;

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(2)	agree to arbitrate, compromise or settle; or

(3)	make any admission or take any action in relation to,

the Existing Tax Dispute without the prior written approval of the Seller (which must not be unreasonably withheld or delayed).

(c)	(Procedure for contesting an Existing Tax Dispute):

(1)

(Additional Payment of Tax): The Seller must pay Woodside, in Immediately Available Funds and as a reduction in the Purchase Price, so much of any additional Tax or Duty as is required by the relevant Governmental Agency to be paid, while any action is being taken under this clause 13.6 2 Business Days before the due date for payment to the Governmental Agency;

(2)

(Pursuing the Existing Tax Dispute): At the Seller’s written request, Woodside must take, or procure that the relevant Woodside Group Member, takes such Disputing Action in a timely manner in relation to the Existing Tax Dispute as the Seller may reasonably require, including promptly providing the Seller with copies of any correspondence with, or material provided to or by, a Governmental Agency; and

(3)

(Recovery under other rights and reimbursement): At the Seller’s written request, Woodside must pursue, or procure that the relevant Woodside Group Member pursue, payment from another person (including an insurer) or under another transaction document in respect of any fact, matter or circumstance that relates to the Existing Tax Dispute, and follow reasonable directions from the Seller in relation to such action if required by the Seller.

(d)	(Conduct of proceedings by Woodside): Subject to clause 13.6(f), Woodside will have the conduct of any Disputing Action or action contemplated by this clause 13.6. Woodside must:

(1)	act in good faith;

(2)	consult with the Seller in relation to conduct of Disputing Action contemplated by this clause 13.6;

(3)	provide the Seller with reasonable access to a copy of any notice, correspondence of other document relating to that Disputing Action within one Business Day of receipt of such document; and

(4)	act reasonably in all the circumstances.

(e)	(Seller’s review rights): Where Woodside has the conduct of any Disputing Action or action contemplated by this clause 13.6, Woodside must:

(1)	consult with the Seller in relation to the conduct of the Existing Tax Dispute;

(2)

deliver any document to be provided to a Governmental Agency, tribunal or court in relation to an Existing Tax Dispute to the Seller as soon as it is available, and in any event in sufficient time to provide the Seller with a reasonable period to review and comment on the draft before it is due to be provided to the Governmental Agency, tribunal or court; and

(3)

to the extent practicable, provide the Seller with an updated document taking into account all reasonably requested changes of the Seller before it is due to be provided to the Governmental Agency, tribunal or court.

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(f)

(Seller’s right to conduct proceedings): The Seller may, by written notice to Woodside, take over the conduct of any Disputing Action or action contemplated by this clause 13.6 and the provisions of clause 13.5(e) will apply as if the Existing Tax Dispute were a Tax Demand.

(g)

(Professional Advisers and Costs): Where Woodside has the conduct of any Disputing Action or action contemplated by this clause 13.6, Woodside must, and must procure that each Woodside Group Member and Target Group Member, use professional advisers nominated by the Seller in relation to the conduct of an Existing Tax Dispute, provided the appointment does not conflict with auditor independence regulations applicable to Woodside. The Seller must pay all costs of the professional advisers nominated by the Seller in relation to the conduct of the Existing Tax Dispute. Woodside must cause the engagement with such professional advisers be on terms that:

(1)

the professional adviser is informed of the commitments made by Woodside under this agreement in relation to the Existing Tax Dispute and be authorised by Woodside to perform those obligations on behalf of Woodside;

(2)	there exists common interest privilege between Woodside and the relevant Woodside Group Member and Target Group Member and the Seller in relation to the Existing Tax Dispute; and

(3)	the professional adviser be given authority to consult with the Seller in relation to the conduct of the Existing Tax Dispute.

(h)

(Access): Woodside must provide, and must procure that each Woodside Group Member and Target Group Member provides, and must use best endeavours to procure that all relevant joint venture partners provide, the Seller with all reasonable assistance requested by it in relation to the Existing Tax Disputes and the Disputing Action contemplated by this clause 13.6 including providing, with the Seller bearing all reasonable costs, access to witnesses and documentary or other evidence relevant to the Existing Tax Disputes or the Disputing Action, allowing it and its professional advisers to inspect and take copies of all relevant books, records, files and documents, and providing it with reasonable access to the personnel, premises and chattels of the Woodside Group Members and the Target Group Members, in all cases subject to not prejudicing any legal professional privilege which may exist.

(i)

(Tax returns): Where, after Completion, the Seller has requested in writing to Woodside, and Woodside has agreed, for a Tax return of a Target Group Member that relates to a period beginning on or after the Effective Time to be prepared on a basis that does not prejudice an Existing Tax Dispute, the Seller indemnifies Woodside in relation to any interest and penalties imposed by a Governmental Agency in relation to the issue the subject of the Existing Tax Dispute.

13.7	Tax refund or withheld amount

(a)	This clause 13.7 applies if a Seller Group Member has:

(1)

made a payment of Tax or Duty to a Governmental Agency in respect of a Tax Demand or Existing Tax Dispute, or had a refund withheld by a Governmental Agency, in respect of a period prior to the Effective Time (including in respect of any Existing Tax Dispute), that has not been repaid or received by the Seller prior to Completion; or

(2)	made a payment under a Tax Claim, Tax Demand or Existing Tax Dispute to the Woodside Group,

(each a Tax claim/withheld payment).

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(b)

If any Woodside Group Member receives any refund in respect of any fact, matter or circumstance in respect of the Tax claim, Existing Tax Dispute or withheld payment (Tax claim refund amount), then the Woodside Group Member must, as soon as reasonably practicable after receipt, pay to the Seller an amount equal to the lesser of the Tax claim/withheld payment amount and the Tax claim refund amount, less:

(1)	all reasonable costs incurred by any Woodside Group Member in obtaining that refund; and

(2)	if a refund includes interest on overpaid Tax or Duty, the amount of Tax payable on that interest by the recipient of the refund.

(c)

If any Woodside Group Member receives any payment from another person (including an insurer) or under another transaction document in respect of the fact, matter or circumstance in respect of the Tax Claim or Existing Tax Dispute payment, the Woodside Group Member must pay to the Seller the lesser of the Tax claim/withheld payment and the amount of the payment received by Woodside less Woodside’s reasonable costs, and expenses incurred in making that recovery.

(d)	Any payment under this clause 13.7 will be an adjustment to the Purchase Price, for the benefit of the Seller.

14	Period after Completion

14.1	Appointment of proxy

(a)	From Completion until the Sale Shares are registered in the name of Woodside, the Seller must:

(1)	appoint Woodside as the sole proxy of the holders of Sale Shares to attend shareholders’ meetings and exercise the votes attaching to the Sale Shares;

(2)	not attend and vote at any shareholders’ meetings; and

(3)	take all other actions in the capacity of a registered holder of the Sale Shares as Woodside directs.

(b)	Woodside indemnifies the Seller against all Loss suffered or incurred by it arising out of any action taken in accordance with clause 14.1(a).

14.2	Seller’s undertaking not to make any Claim against directors, officers or employees

To the maximum extent permitted by law, from Completion, each of the Seller, each Other Seller Entity, each Woodside Group Member and each Target Group Member must not take any action or make any Claim against any person who, at the date of this agreement, is a present or former director, officer or employee of a Target Group Member (in each case when acting in that capacity) in respect of any matter relating to the period on or prior to Completion in connection with this agreement, including any breach of Warranty, except where the relevant matter which gives rise to the action or claim is as a result of that person’s wilful concealment or fraud. Each of Woodside and the Seller acknowledge that this clause 14.2 is for the benefit of those directors, officers and employees of the Target Group Members and Other Seller Entity and is held on trust for them by Woodside and the Seller each of whom may enforce this clause 14.2 on behalf of any such person.

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14.3	Seller non-solicit

(a)	For the purposes of this clause 14.3:

“Restricted Period” means a period of:

(1)	[***] after the Completion Date;

(2)	[***] after the Completion Date.

“Restricted Person” is any person employed or engaged by a Target Group Member or in the Target Petroleum Business as at the Completion Date who is employed in a role that is graded [***] by the Seller’s human resources system.

(b)

For the purpose of protecting the goodwill of the Target Petroleum Business being sold to Woodside and subject to this clause 14.3, the Seller undertakes to Woodside that subject to Completion, the Seller will not, and will procure that each Other Seller Entity does not directly during the Restricted Period, entice away, solicit or employ (or endeavour to entice away, solicit or employ) a Restricted Person.

(c)

Nothing in clause 14.3(b) prohibits the Seller or other Seller Group Members (or their officers, employees or other personnel) from soliciting or employing a Restricted Person seeking employment or engagement at their own initiative in response to a genuine public advertisement or to a recruitment agency.

(d)

Clause 14.3(b) is construed and has effect as if it were a number of separate paragraphs which results from combining the undertaking in clause 14.3(b) with each period specified in paragraphs (1) and (2) in the definition of Restricted Period. Each paragraph has effect as a separate and severable prohibition or restriction and is intended to be enforced accordingly.

(e)

The Parties intend the restrictions contained in clause 14.3(b) to operate to the maximum extent. If clause 14.3(b) is judged to go beyond what is reasonable in the circumstances and necessary to protect the goodwill of the Target Petroleum Business but would be reasonable and necessary if any activity or undertaking or if the Restricted Period were reduced, then clause 14.3(b) applies with that part deleted or reduced by the minimum amount necessary to make the clause 14.3(b) reasonable in the circumstances.

(f)	Nothing in clause 14.3 prohibits the Seller or any Other Seller Entity from undertaking any action that is required, provided for or expressly permitted by a Transaction Agreement.

(g)

The Seller acknowledges that the restrictions in clause 14.3(b) are reasonable in the circumstances and necessary to protect the interest of Woodside as the buyer of the value and goodwill of the Target Petroleum Business.

14.4	Change of Target Group Member names

(a)	As soon as reasonably practicable following Completion and in any case no later than:

(1)	2 months following Completion in respect of those Target Group Members incorporated in Australia; and

(2)	6 months following Completion in respect of those Target Group members incorporated outside Australia,

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Woodside must procure that the company name of each Target Group Member whose name includes any of the Seller Group Marks is changed to such other name as may be nominated by Woodside that does not use or include the Seller Group Marks.

(b)

Subject to clause 14.4(a), to the licence granted in or agreed pursuant to clause 14.5 and to the incidental use rights in clause 14.5(k), or as otherwise expressly permitted in accordance with the ITSA, on and from Completion Woodside must procure that:

(1)	the Target Group Members do not use any trade mark, logo, get up or business name, domain name or company name comprising or containing any of the Seller Group Marks; and

(2)	the Target Group Members do not use any trade mark, logo, get up or business name, domain name or company name that is substantially identical or deceptively similar to any of the Seller Group Marks, and Woodside must ensure that no Woodside Group Member does anything that Woodside must procure the Target Group Members not to do pursuant to this clause 14.4(b).

14.5	Licence to use Seller Intellectual Property

(a)

To enable Woodside and the Target Group Members to continue to operate the Target Petroleum Business with effect on and from Completion, subject to the rest of this clause 14.5, the Seller grants to Woodside on and from the Completion Date a non-exclusive, worldwide (in the jurisdictions in which the Seller or any Other Seller Entity’s rights subsist, which the Seller must use commercially reasonable endeavours to notify to Woodside at Completion and from time to time if changed), irrevocable (subject to clause 14.5(f), royalty-free and sub-licensable (to other Target Group Members and Woodside Group Members and their respective third party service providers and personnel) licence to use the Shared Intellectual Property as follows:

(1)

in the case of the Shared Documentation IP, on a perpetual basis and solely and directly for purposes which are the same as or substantially similar to those purposes for which the Shared Intellectual Property was used or relied on by the Target Group Members in the conduct and operation of the Target Petroleum Business at any time in the period following the date that is 12 months prior to the Effective Time until Completion; and

(2)

in the case of the Shared Contract IP, solely to the extent necessary to enable any Woodside Group Members and any Target Group Members to continue to manage and administer purchase orders and contracts that were entered into at any time prior to Completion and during the term of the ITSA, and solely during the term that such purchase orders or contracts remain in force and effect.

(b)

The licence granted in clause 14.5(a) allows any Target Group Member or Woodside Group Member to reproduce, modify, develop, improve, adapt and copy the Shared Intellectual Property for the sole and direct purposes as set out in the licence grant in clause 14.5(a) for the conduct and operation of the Target Petroleum Business, in which case, subject to clause 14.5(l)(2):

(1)

the rights including Intellectual Property Rights in all modifications, developments, improvements, adaptations and derivative works of the Shared Intellectual Property that are created or developed by or on behalf of a Target Group Member or a Woodside Group Member following Completion will vest on creation in and be owned by a Seller Group Member;

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(2)

Woodside hereby assigns (or will procure an assignment from the relevant Target Group Member or Woodside Group Member) on creation any such rights including Intellectual Property Rights to the Seller; and

(3)

the Seller hereby grants to the Woodside Group Members and the Target Group Members a licence to such modifications, developments, improvements, adaptations and derivative works as assigned to the Seller, on the same licence terms as the licence described in clause 14.5(a).

(c)	Any Seller Group Intellectual Property that:

(1)

the Seller determines (acting reasonably) is commercially sensitive (provided that the Seller must use its reasonable endeavours not to unnecessarily exclude such Seller Group Intellectual Property from the licence granted under clause 14.5(a) where doing so would deprive Woodside Group of a material benefit in connection with the operation of the Target Petroleum Business following Completion);

(2)

is subject to a confidentiality obligation to any Third Party which would be breached as a result of disclosure of the Seller Group Intellectual Property to the Woodside Group and which Seller has not been able to negotiate permitted rights to use having used reasonable endeavours to do so; or

(3)

is subject to a contractual obligation to any Third Party which would be breached as a result of a licence of the Seller Group Intellectual Property to Woodside or any Woodside Group Member and which Seller has not been able to negotiate permitted rights to use having used reasonable endeavours to do so, is excluded from the licence granted under clause 14.5(a).

(d)

If either Party identifies, after the date of this agreement, Seller Group Intellectual Property (other than Shared Intellectual Property) that is reasonably required for the conduct and operation of the Target Petroleum Business, the Parties will negotiate and agree in good faith a separate agreement which provides a licence from the Seller to Woodside that enables the Woodside Group Members and the Target Group Members to use such agreed Seller Group Intellectual Property, provided that such licence will be based on the following principles:

(1)	the Seller Group Intellectual Property that is the subject of the licence must be reasonably defined or categorised;

(2)

only Seller Group Intellectual Property that was existing and used by the Target Group Members for the operation of the Target Petroleum Business at any time in the period starting 12 months prior to the Effective Time until Completion will be the subject of the licence;

(3)	any Seller Group Intellectual Property that:

(A)

the Seller determines (acting reasonably) is commercially sensitive (provided that the Seller must use its reasonable endeavours not to unnecessarily exclude such Seller Group Intellectual Property from the licence where doing so would deprive Woodside Group of a material benefit in connection with the operation of the Target Petroleum Business following Completion);

(B)

is subject to a confidentiality obligation to any Third Party which would be breached as a result of disclosure of the Seller Group Intellectual Property to the Woodside Group and which Seller has not been able to negotiate permitted rights to use having used reasonable endeavours to do so; or

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(C)

is subject to a contractual obligation to any Third Party which would be breached as a result of a licence of the Seller Group Intellectual Property to Woodside or any Woodside Group Member and which Seller has not been able to negotiate permitted rights to use having used reasonable endeavours to do so, will be excluded from the licence;

(4)

the licence will permit use of the licensed Seller Group Intellectual Property only by the Target Group Members and Woodside Group Members and their third party service providers and personnel for the purposes which are the same or substantively similar to the purposes for which that licensed Seller Group Intellectual Property was used by the Target Group Members in the conduct and operation of the Target Petroleum Business at any time in the period following the date that is 12 months prior to the Effective Time until Completion;

(5)

the licence will be (expressly subject always to reflecting no more than the rights held by the Seller Group) non-exclusive, worldwide (in the jurisdiction in which the Seller’s or any Other Seller Entity’s rights subsist, which the Seller must use commercially reasonable endeavours to notify to Woodside at Completion and from time to time if changed), irrevocable (unless the terms of the licence are breached, which breach is not cured by Woodside within 30 days of written notice by the Seller to do so, and provided that such breach results in or is reasonably likely to result in a non-trivial adverse impact on or effect to a member of the Seller Group and the licence is revoked only in respect of such licensed Seller Group Intellectual Property in respect of which the breach occurred), sub-licensable (solely to Target Group Members and Woodside Group Members and their third party service providers and personnel) and royalty free;

(6)

nothing in the licence will affect the ownership of the Seller Intellectual Property that is the subject of the licence, and ownership of such Seller Group Intellectual Property will not transfer as a result of the licence and instead remain vested in the relevant Seller Group Member;

(7)

the licence will allow any Target Group Member or Woodside Group Member to reproduce, modify, develop, improve, adapt and copy the Seller Group Intellectual Property for the sole and direct purposes contained in the licence grant as described in the principle in clause 14.5(d)(4), and, subject to clause 14.5(l)(2), a Seller Group Member will own the rights including Intellectual Property Rights in all modifications, developments, improvements, adaptations and derivative works of the Seller Group Intellectual Property that is created or developed by or on behalf of a Target Group Member or a Woodside Group Member, and Woodside hereby assigns (or will procure an assignment from the relevant Woodside Group Member or Target Group Member) on creation any such rights including Intellectual Property Rights to the Seller, and, the Woodside Group Members and Target Group Members will then be granted a licence to such modifications, developments, improvements, adaptations and derivative works on the same terms as the licence described in the principles in this clause 14.5(d); and

(8)

the Seller Group rights including Intellectual Property Rights licensed to any Target Group Member will only be licensed and apply to the extent that the Seller has the right to license such Intellectual Property Rights without any further cost or action or (subject to the warranties and representations in Warranty 6 in Schedule 2 and the warranties regime as set out in this agreement) additional liability, for the Seller Group Members.

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(e)	If in the period on and from the date of this agreement until 12 months following Completion either Party identifies any Third Party Intellectual Property which:

(1)

is incorporated into the Shared Intellectual Property, or required by any Woodside Group Member or any Target Group Member to use the Shared Intellectual Property as contemplated by the licence at clause 14.5(a)or Seller Group Intellectual Property as contemplated by any potential licence under clause 14.5(d)(should such a licence be entered into), and at the date of this agreement the Seller’s or an Other Seller Entity’s right to that Third Party Intellectual Property cannot be automatically and without cost or expense extended to Woodside Group’s or Target Group’s use of the Shared Intellectual Property or Seller Group Intellectual Property (as applicable); or

(2)	may or will be beneficial to the Target Petroleum Business for the purposes of the continued operation of the Target Petroleum Business on and from Completion,

then, unless Woodside can itself procure the necessary licence for the Third Party Intellectual Property within a reasonable period:

(3)

Woodside may request, via the Seller, that the Seller Group Member that is the licensee of the applicable Third Party Intellectual Property seeks to procure for Woodside a non-exclusive, worldwide, sub-licensable licence for the Target Group Members and Woodside Group Members to use the applicable Third Party Intellectual Property on commercial terms for a period of 18 months from Completion, provided always that Woodside will be liable for and reimburses the Seller Group Member on demand for any reasonable and direct costs and expenses incurred by the Seller Group in connection with negotiating or procuring such licence (including any licence fees or other payments to be made to the Third Party); and

(4)

on receipt of a request from Woodside under clause 14.5(e)(3), the Seller Group Member that is the licensee of the applicable Third Party Intellectual Property must use its reasonable endeavours to procure a licence to the applicable Third Party Intellectual Property for the Target Group Members and Woodside Group Members on the terms set out in clause 14.5(e)(3).

(f)

If Woodside or any Woodside Group Member or Target Group Member breaches the terms of this clause 14.5in relation to any Shared Intellectual Property, Seller Group Intellectual Property, or Third Party Intellectual Property, which breach is not cured by Woodside within 30 days of written notice by the Seller to do so, and provided that such breach results in or is reasonably likely to result in a non-trivial adverse impact on or effect to a member of the Seller Group, then, the Seller may, by written notice to Woodside, terminate any licence granted in or pursuant to this clause 14.5 in relation to such Shared Intellectual Property, Seller Group Intellectual Property or Third Party Intellectual Property in respect of which the breach occurred. Woodside must ensure that any related sub-licenses terminate on termination of such licence.

(g)

Woodside acknowledges and agrees that, subject only to the warranties and representations in Warranty 6 in Schedule 2 and the warranties regime as set out in this agreement, any rights, including any Shared Intellectual Property, Seller Group Intellectual Property or Third Party Intellectual Property, licensed under or pursuant to this clause 14.5 is licensed on an ‘as is where is’ basis, and no Seller Group Member makes any representations or warranties of any kind in relation to such rights. If the Seller receives written notice of a claim that any Shared Intellectual Property or Seller Group Intellectual Property, to the extent that the Seller reasonably believes that such Shared

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Intellectual Property or Seller Group Intellectual Property is licensed by the Seller to Woodside Group under or pursuant to this clause 14.5, infringes the Intellectual Property Rights of a third party, the Seller will use its reasonable endeavours to promptly notify Woodside of any such claim and to reasonably consult with Woodside with respect to the scope of the claim and the actions to be taken to manage the relevant claim.

(h)

Where mutually agreed by the Parties in the course of good faith discussions during the period between the date of this agreement and 12 months following Completion, and where practicable to do so, the Seller will provide to Woodside or the Target Group Member physical or tangible embodiments or copies of the licensed Seller Group Intellectual Property or Third Party Intellectual Property for the purpose of the licences granted or contemplated under this clause 14.5 provided that:

(1)

Woodside will be liable for and reimburses the Seller Group Member on demand for any costs and expenses incurred by the Seller Group in connection with the Seller’s performance of its obligations under this clause 14.5(h); and

(2)

the Parties acknowledge and agree that this clause 14.5(h) is hereby deemed not to apply to any of the Insurance Policies or to those Excluded Records that are specified in paragraph 6 of the definition of Excluded Records.

(i)

The Seller must ensure, including as part of the Restructure, that all Intellectual Property Rights owned by a Target Group Member or any Seller Group Intellectual Property, which at any time in the period beginning 12 months prior to the Effective Time until Completion was used solely and exclusively by any one or more Target Group Members or solely and exclusively for the benefit of the Target Petroleum Business, is, in each case, retained by or assigned prior to Completion to (as applicable), a Target Group Member, so as to be owned by a Target Group Member by Completion. The Seller must take, and must procure that other Seller Group Members take, all steps reasonably necessary to effect the arrangements contemplated by this clause 14.5(i), including delivery up to a Target Group Member prior to Completion, free of charge, of physical or tangible embodiments or copies of such Intellectual Property Rights the subject of this clause 14.5(i) to the extent such Intellectual Property Rights are not already in the possession, power or control of a Target Group Member.

(j)

To enable Woodside and the Target Group Members time to transition off use of the Seller Group Marks, and for that purpose only, the Seller hereby grants to Woodside a non-exclusive, non-transferable, personal, sub-licensable (to Target Group Members only) licence to use the Seller Group Marks solely and directly as they were used and in the jurisdictions in which they were used directly in connection with the Target Petroleum Business in the 12 months prior to Completion for a period of:

(1)	6 months after Completion, in respect of continuing all existing uses of the Seller Group Marks, other than as set out in clause 14.5(j)(2); and

(2)	6 months after Completion, in respect of physical signage on, or related to, any of the Properties or any other property or assets from which the Target Petroleum Business is operated,

provided that:

(3)	Woodside must expedite such transition away from use of the Seller Group Marks as soon as practicable; and

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(4)

the use of the Seller Group Marks for any form of media activities, marketing, advertising or promotion, in any form, including under social media accounts and online, following 1 month after Completion (which was not otherwise an existing use of the Seller Group Marks as at Completion) is not permitted under this licence. If the Seller notifies Woodside of any such use of the Seller Group Marks at any time following the period ending 1 month after Completion then Woodside must remove such use as soon as reasonably practicable and in any event within no more than 30 days after being notified by the Seller and Woodside and the other Woodside Group Members will not otherwise be liable for damages to the Seller for such use provided Woodside complies with its obligations in this clause.

(k)	The Seller acknowledges and agrees that, notwithstanding the scope of the licences granted under clause 14.5(j):

(1)

Woodside and the Target Group Members may incidentally use and reproduce the Seller Group Marks in connection with Woodside’s maintenance, updates, reproduction and modification of Business Records, Mixed Records or Relevant Records bearing the Seller Group Marks that are transferred to Woodside or to which Woodside is given access or to documents to which Woodside Group has rights to use under the licences in clause 14.5(a)and (d), used in the operation of the Target Petroleum Business, and where that use is substantially similar to the use by the Target Group Members prior to Completion (Incidental Use);

(2)	Woodside must take all reasonable steps to minimise any such Incidental Use; and

(3)

subject to Woodside and the Target Group Members using and reproducing the Seller Group Marks in a manner solely in accordance with the Incidental Use, the Seller will not, and will procure that the Seller Group Members do not, make a claim, or initiate proceedings, against Woodside or the Target Group Members for infringement of the Intellectual Property Rights in the Seller Group Marks.

(l)	The Seller and Woodside acknowledge and agree that:

(1)	the licences and permitted uses contemplated by this clause 14.5generally:

(A)

do not create any contract (or make, or permit any effect to be given to, any arrangement or understanding) by or between the parties in respect of the supply or acquisition of any good or service which the parties are, or are likely to be, in competition with each other (as understood for the purposes of any applicable competition laws), and no inference to the contrary is intended or may be construed by any provision in this clause 14.5 or otherwise in this agreement; and

(B)	are only enforceable to the extent permitted by applicable law;

(2)	without limiting the generality of clause 14.5(l)(1), with respect to clauses 14.5(b)and 14.5(d)(7)specifically, each of:

(A)

the granting of rights to a Seller Group Member of any modifications, developments, improvements, adaptations and derivative works of the Shared Intellectual Property or Seller Group Intellectual Property that is created or developed by or on behalf of a Target Group Member or a Woodside Group Member;

(B)	the obligations of Woodside to assign (or procure an assignment) of the rights referred to in clause 14.5(l)(2)(A); and

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(C)	any grant of licence to the Woodside Group Members and Target Group Members in respect of any rights referred to in clause 14.5(l)(2)(A),

will always be subject strictly to the parties confirming, as a condition precedent, that those actions are permitted by, and do not contravene, any applicable competition laws.

14.6	Contracts separation

(a)	Promptly following the date of this agreement, the Seller and Woodside must work together in good faith to identify any:

(1)

contract with a Third Party to which an Other Seller Entity is a party that is solely for the benefit of or solely relates to, or under which goods or services are solely provided to, any one or more Target Group Members or the Target Petroleum Business and which is not otherwise provided for under the Transaction Documents (Target Contract); and

(2)

contracts between any Seller Group Member and a Third Party which is for the benefit of, or under which goods or services are provided, to both (i) an Other Seller Entity, and (ii) one or more Target Group Members or the Target Petroleum Business, and which is not otherwise provided for under the Transaction Documents (Shared Contract), and in each case is necessary for the operation of the Target Petroleum Business in the manner it has been operated in the 12 months prior to Completion, but excluding those Target Contracts and Shared Contracts where the treatment of the arrangements to which they relate are contemplated in the Transaction Agreements.

(b)	If required by Woodside or the Seller, the Seller and Woodside must work together in good faith and use reasonable endeavours to:

(1)

enter into arrangements to novate, assign or otherwise enable the Target Group Member to obtain the benefit of or meet the obligations under the Target Contract or Shared Contract; or where that is not possible despite the Parties’ reasonable endeavours,

(2)	enable the Target Group Member to enter into new arrangements with the Third Parties that are counterparties to the Target Contract or Shared Contract,

but acknowledging in respect of Shared Contracts only, that such arrangements will only be progressed where it is not materially detrimental to the Other Seller Entities.

(c)

Promptly following signing of this agreement and during the Exclusivity Period, Woodside and the Seller must agree in good faith the arrangements specified in the section of the Seller Disclosure Letter relating to this clause.

(d)

During the Exclusivity Period, if the Seller discovers a material agreement or arrangement between a Target Group Member and an Other Seller Entity which is necessary for the performance by an Other Seller Entity of obligations under agreements with Third Parties that cannot be terminated at the Other Seller Entity’s discretion or would cause material detriment to the Other Seller Entity if it was to be terminated will continue following Completion, the Parties agree to negotiate in good faith with a view to agreeing arrangements under which the relevant Other Seller Entity is able to meet such obligations on substantially the same basis as during the

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12 months prior to Completion, provided that (unless otherwise agreed) no Woodside Group Member will be required to assume obligations or provide goods or services:

(1)	on terms that are not arm’s length or market; or

(2)	for a period that extends beyond 31 December 2022.

15	Records

15.1	Redaction of Business Records

(a)

The Seller may redact, remove or separate from the Business Records information or data to the extent that the information is reasonably determined by the Seller to be commercially sensitive to the Other Seller Entities or their businesses, but only to the extent that:

(1)	the information does not relate to the operation of the Target Petroleum Business following Completion; and

(2)	the redaction of which information does not deprive the Woodside Group of a material benefit in connection with the operation of the Target Petroleum Business following Completion.

Any such redaction, removal or separation must be undertaken promptly and without delay, and otherwise in a manner and within a period that does not unreasonably inhibit or prevent the discharge of the Seller’s obligations under this agreement.

(b)

The Seller must, promptly upon request from Woodside, provide a written explanation of the nature of all information that is redacted, removed or separated under this clause 15.1 in sufficient detail for Woodside to determine compliance with this clause 15.1.

15.2	Request for and access to Business Records by Seller

(a)	Woodside must procure that all Business Records are preserved for the period beginning on the Completion Date and ending on the later of:

(1)	the date 7 years from the Completion Date; and

(2)	any date required by an applicable law.

(b)

Subject to clause 15.2(d), during the applicable period in clause 15.2(a), Woodside must use its reasonable endeavours to, on reasonable notice from the Seller, on a Business Day, during business hours:

(1)

provide the Seller and its advisers with reasonable access to the Business Records and allow the Seller and its advisers to inspect and obtain copies or certified copies of the Business Records at the Seller’s expense; and

(2)	provide the Seller and its advisers with reasonable access to the personnel of the Woodside Group Members and the Target Group Members with relevant knowledge for the relevant purpose,

only for the purpose of assisting the Seller Group Members to prepare tax returns, accounts and other financial statements required by law, discharge statutory obligations or comply with Tax, Duty or other legal requirements, respond to any review or audit by a Tax or Duty Governmental Agency or to prepare for or conduct legal or arbitration proceedings, and only to the extent necessary for the applicable purpose.

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(c)	A notice given by the Seller pursuant to clause 15.2(b) must:

(1)	clearly identify, and provide all reasonable details available to the Seller regarding, the specific, or categories of, Business Records to which the notice relates;

(2)

not relate to a Business Record that has previously been provided to the Seller, is already in the possession, power or control of the Seller, or is otherwise available to the Seller other than from Woodside;

(3)	be accompanied by a reasonable justification of the Seller’s need to access the Business Record; and

(4)

only be made by the Seller after the Seller has used its reasonable endeavours to meet the requirements of the applicable purpose to the request through means other than requesting the relevant Business Record from Woodside.

(d)	Nothing in clause 15.2(b) requires Woodside to:

(1)	disclose any information that is competitively sensitive to any one or more Woodside Group Member;

(2)	do anything which would (or might reasonably) waive or otherwise prejudice any one or more Woodside Group Members’ legal professional privilege whether in Business Records or otherwise;

(3)

do anything which would (or might reasonably) result in any one or more of the Woodside Group Members breaching a duty of confidence owed to a third party. Woodside must take all reasonably practicable actions to obtain the permission of the third party to enable Woodside to comply with clause 15.2(b);

(4)

provide any records, information or data to Seller regarding the business of any one or more Woodside Group Member (other than the Target Group Members), and where such information is comingled with Business Records, Woodside will take all reasonable steps to redact or remove such information in order to enable Woodside to comply with clause 15.2(b);

(5)

provide the Seller and its advisers access pursuant to clause 15.2(b) where on receipt of a notice from the Seller, Woodside has elected to fulfil the access request itself by accessing, copying and delivering the requested Business Records to the Seller, at the Seller’s cost and expense; or

(6)

convert, translate or transform any Relevant Record from one medium or format to another medium or format, except to the extent that the Seller agrees to reimburse Woodside’s associated reasonable internal and third party costs in accordance with clause 15.2(e).

(e)

The Seller must reimburse Woodside for its reasonable internal and third party costs and expenses associated with identifying, retrieving, extracting, cleansing, redacting and transferring any Business Records (or relevant information or data from such Business Record) and making personnel available under this clause 15.2.

(f)

The Seller must comply with any reasonable steps requested by Woodside to preserve confidentiality, or limit the scope of any waiver of privilege (if applicable and acting reasonably), over Business Records made available to the Seller under this clause 15.2.

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(g)

The Seller may, at its own cost, retain copies of any Business Records that it may require solely to enable it to comply with any applicable law and any of its obligations under the Transaction Agreements after the Completion Date.

(h)	The Seller must only use Business Records made available and/or retained under this clause 15.2 solely for the purpose for which it was made available and/or retained.

(i)

The Seller must destroy copies of any Business Records made available and/or retained under this clause 15.2 as soon as practicable when no longer reasonably required for purpose for which it was made available and/or retained.

15.3	Retention of Relevant Records by Seller

(a)

Subject to clause 15.3(b) and clause 15.3(c), the Seller must, and must procure that each Other Seller Entity must, retain and maintain a copy of all Relevant Records from the Completion Date, until the later of:

(1)	the date 7 years from the Completion Date; and

(2)	any date required by an applicable law.

(b)

The Seller must, and must procure that each Other Seller Entity must retain and maintain all Relevant Records pursuant to clause 15.3(a) to the same or substantially similar standard to which the Seller or the relevant Other Seller Entity retains and maintains its own records that are similar in nature to the Relevant Records. The Seller is not required to convert, translate or transform any Relevant Record from one medium or format to another medium or format, except to the extent that Woodside agrees to reimburse the Seller’s reasonable associated costs in doing so.

(c)	The Seller is not required to retain any Relevant Record where that Relevant Record has been provided to Woodside or a Target Group Member prior to or on Completion.

(d)

The Seller must use reasonable endeavours to ensure that if the Seller or any Other Seller Entity intends to destroy any Relevant Records and the Seller is aware that the Relevant Records are to be destroyed it must notify Woodside of such intention (with such notice to include reasonable detail of the Relevant Records to be destroyed) and, if requested by Woodside within 30 Business Days of Woodside having received notice of the Seller or Other Seller Entity’s intention to destroy the Relevant Records, shall deliver a copy of such Relevant Records to Woodside.

15.4	Woodside request for Mixed Records

(a)

Subject to clause 15.4(b) and clause 15.4(c), Woodside may request from the Seller a copy of any Mixed Records that the Seller is required to maintain under clause 15.3 for a Permitted Purpose only, and after the applicable period in clause 15.3(a), not at all.

(b)	A request made by Woodside pursuant to clause 15.4 must:

(1)	identify, and provide all such reasonable details as are known or available to Woodside regarding, the Mixed Record to which the request relates;

(2)

to the extent to which Woodside has information or knowledge regarding the Mixed Records to which a request relates and which is required for a Permitted Purpose so as to enable Woodside to identify the relevant Mixed Records, not be an open-ended or general request (for

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example a request for all Mixed Records in a class, category or date-range). To the extent that this clause applies, Woodside and the Seller will promptly consult with one another (acting reasonably) to assist Woodside to identify the specific Mixed Record being requested in these circumstances;

(3)

not relate to a Mixed Record that has previously been provided to Woodside, is already in the possession, power or control of Woodside, or is otherwise available to Woodside other than from the Seller; and

(4)	be accompanied by a reasonable justification of Woodside’s need to access the Relevant Record; and

(5)

only be made by Woodside after Woodside has used its reasonable endeavours to meet the requirements of the applicable purpose to the request through means other than requesting the Mixed Record from the Seller, provided that this does not require Woodside to take any action that would be materially inconvenient (such as incurring material costs or contacting third parties in a manner that would adversely affect its rights).

(c)

Woodside must reimburse the Seller for its reasonable internal and third party costs and expenses associated with identifying, retrieving, extracting, separating, cleansing, redacting and transferring any such Mixed Records (or relevant information or data from such Mixed Records) upon a request by Woodside under this clause 15.4, including all of the Seller’s own and third party costs and expenses of meeting its obligations under clauses 15.4, 15.5 and 15.7.

15.5	Access to Mixed Records by Woodside

(a)

Following the date of this agreement and up to Completion, the Seller must provide all reasonable assistance (including ensuring the impact on the attention of personnel in providing this assistance is reasonable and not unduly onerous) requested by, and consult in good faith with, Woodside in order to assist Woodside in understanding the Mixed Records that exist.

(b)

Subject to clause 15.7, where a request is made under and in accordance with clause 15.4 and the Mixed Record the subject of the request is in the form of paper or physical form, the Seller must use its reasonable endeavours to, as soon as practicable, allow Woodside to access and make copies of that Mixed Record at Woodside’s cost and expense provided that:

(1)

the Seller (acting reasonably) may deny access to, or redact or remove, the component(s) of any Mixed Record which is information or data relating specifically to the Seller or one or more Other Seller Entities or their business (the BHP Component); and

(2)

the right to access and make copies of that Mixed Record is exercisable only on Business Days, during business hours and subject to reasonable notice being given, provided that the Seller may elect to fulfil an access request itself by accessing, copying and delivering that Mixed Record to Woodside, at Woodside’s cost and expense.

(c)

Subject to clause 15.7, where a request is made under and in accordance with clause 15.4 and the Mixed Record the subject of the request is in a form that is stored in electronic or other digital form (Electronic Data):

(1)	if the Mixed Record can readily or using reasonable efforts be separated from the Electronic Data relating to the BHP Component by a secure, reliable technical means (or any other

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method as agreed between Woodside and the Seller), then the Seller must use its reasonable endeavours to provide a copy of such Mixed Record to Woodside with the BHP Component removed, at Woodside’s cost and expense; or

(2)

if the Mixed Record either cannot be so separated from the BHP Component by a secure, reliable technical means (or any other method as agreed between Woodside and the Seller), or cannot be separated at a cost which Woodside is prepared to pay, then the Seller may in its reasonable discretion elect to either:

(A)	not provide any of that Mixed Record to Woodside; or

(B)	provide a complete copy of that Mixed Record, including the BHP Component, to Woodside.

(d)	For the purpose of this clause 15.5, separating the BHP Component from Mixed Records includes without limitation redacting, removing or deleting the BHP Component from Mixed Records.

15.6	Mixed Primarily TPB Records

(a)	Subject to clauses 15.6(b), after signing of this agreement and up to the date that is 6 months following Completion:

(1)	the Seller must use:

(A)	best endeavours to identify all Mixed Primarily TPB Records that are necessary for the operation of the Target Petroleum Business; and

(B)	reasonable endeavours to identify all other Mixed Primarily TPB Records;

(2)

the Seller and Woodside will promptly following the date of this agreement establish an agreed process by which the Seller will seek to identify Mixed Primarily TPB Records, including that the Seller must submit to Woodside a list of categories of information that is reasonably likely to constitute Mixed Primarily TPB Records and the Parties agreeing a process by which other Mixed Primarily TPB Records will be identified;

(3)	the Seller will respond to reasonable requests made by Woodside regarding whether certain Mixed Primarily TPB Records may exist;

(4)	at Completion the Seller must deliver a copy of the Mixed Primarily TPB Records to Woodside identified prior to Completion; and

(5)

following Completion, if the Seller (or any Seller Group Member) identifies, or Woodside (or any Woodside Group Member) identifies, any additional Mixed Primarily TPB Records from time to time, the relevant Party must promptly notify the other and at the Seller’s election the Seller must either:

(A)

as soon as practicable after any redactions, removals or separations the subject of clause 15.6(b) which will be undertaken promptly and without delay by the Seller and any relevant Seller Group Member (at Seller’s cost), deliver a copy of the Mixed Primarily TPB Records to Woodside (Woodside may stipulate an order of priority for the Mixed Primarily TPB Records, and the Seller must work to that order of priority and deliver the Mixed Primarily TPB Records in reasonable batches promptly as the redaction, removal or separation are completed); or

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(B)	promptly thereafter deliver a copy of the Mixed Primarily TPB Records to Woodside subject to the confidentiality and use restrictions set out in clause 15.6(c).

(b)	The Seller may redact, remove or separate from the Mixed Primarily TPB Records information or data to the extent that the information is:

(1)	of the kind described in paragraphs 2 to 9 of the definition of “Excluded Record”; or

(2)	otherwise reasonably determined by the Seller to relate to the business of the Other Seller Entity or to be materially commercially sensitive to the Seller Group,

(the Redacted Information).

(c)

If Mixed Primarily TPB Records are delivered to Woodside in accordance with clause 15.6(a)(5)(B), then to the extent any information in the Mixed Primarily TPB Records would have constituted Redacted Information under clause 15.6(b), Woodside must and must ensure that relevant Woodside Group Members must:

(1)	treat such Mixed Primarily TPB Records as confidential;

(2)	keep such Mixed Primarily TPB Records secure; and

(3)	not knowingly use any such part of the Mixed Primarily TPB Records for its own business.

(d)	To avoid doubt, the arrangements in this clause 15.6 operate independently of, and are without prejudice to, the operation of clause 15.5 and Woodside’s rights thereunder.

15.7	Overriding limitations on Woodside access to and use of Mixed Records

(a)	Nothing in clauses 15.4 or 15.5 requires the Seller to:

(1)	disclose any information that is competitively sensitive to the Seller or to any one or more Other Seller Entities;

(2)

subject to clause 15.8, do anything which would (or might reasonably) waive or otherwise prejudice the Seller’s or to any one or more Other Seller Entities’ legal professional privilege whether in Mixed Records or otherwise;

(3)	subject to clause 15.8, do anything which would (or might reasonably) result in the Seller or to any one or more Other Seller Entities breaching a duty of confidence owed to a third party; or

(4)

without prejudice to the Seller’s ability to redact information, provide any records, information or data to Woodside regarding the business of the Seller or any one or more Other Seller Entities, whether such information is comprised in Mixed Records or otherwise.

(b)

Woodside must only use a Mixed Record received from the Seller solely for the Permitted Purpose applicable to the request pursuant to which that Mixed Record was obtained, unless the Seller otherwise provides consent.

15.8	Requests for privileged and restricted records

(a)

Where the Seller or an Other Seller Entity is in possession of any record, document, information or data, regardless of the format or form (including whether in paper or digital form) that is an Excluded Record by operation of paragraph 3 or 8 of the definition of “Excluded Record” and it

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relates to any one or more Target Group Members or the Target Petroleum Business, Woodside may request in writing that record, document, information or data from the Seller, and following such a request the Seller must as soon as practicable consult in good faith with Woodside to determine if it is possible, and use reasonable endeavours, to share a copy of that record, document, information or data with Woodside while maintain the legal professional privilege to which such Excluded Record is subject.

(b)

Where the Seller or an Other Seller Entity is in possession of any record, document, information or data, regardless of the format or form (including whether in paper or digital form) that is an Excluded Record by operation of paragraph 4 of the definition of “Excluded Record” and it relates to any one or more Target Group Members or the Target Petroleum Business, Woodside may request in writing that record, document, information or data from the Seller, and following such a request the Seller must as soon as practicable use reasonable endeavours to obtain the consent of, or make any relevant arrangements with, the relevant third party to share the record, document, information or data with Woodside.

(c)

Woodside acknowledges that Sullivan & Cromwell LLP, Herbert Smith Freehills and Slaughter and May (collectively, Prior Company Counsel) has, on or prior to the Completion Date, represented one or more members of the Seller Group (including, for the avoidance of doubt, one or more Target Group Members) and their respective officers, employees and directors (each such Person, other than Target Group Members, a Designated Person) in one or more matters relating to the business affairs of the Seller Group or this agreement (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement) (each, an Existing Representation), and that, in the event of any post-Completion matters relating to the business affairs of the Seller Group in respect of the period on or prior to the Completion Date, the Designated Persons reasonably anticipate that Prior Company Counsel will represent them in connection with such matters. Each of Woodside and Target (on behalf of itself and the Target Group) waives and shall not assert, and agrees after the Completion to cause its Affiliates to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between any Prior Company Counsel, on the one hand, and any Designated Person or Target Group Member, on the other hand (collectively, the Pre-Completion Designated Persons), or any advice given to any Pre-Completion Designated Person by any Prior Company Counsel, in each case to the extent occurring during one or more Existing Representations (collectively, Pre-Completion Privileges). Furthermore, the Parties hereto agree that all rights to Pre-Completion Privileges, and all rights to waive or otherwise control such Pre-Completion Privileges, shall be retained by the Seller, and shall not pass to or be claimed or used by Woodside or Target Group, except as provided in the last sentence of this clause 15.8(c). Notwithstanding the foregoing, in the event that a dispute arises between Woodside or a Target Group Member or one or more of Other Seller Entity, on the one hand, and a Third Party other than a Designated Person, on the other hand, Target and the Other Seller Entities shall (and shall cause its Related Persons to) assert to the extent available the Pre-Completion Privileges to prevent disclosure of Privileged Materials to such Third Party; provided, however, that upon receipt of any request for such disclosure of privileged materials, Woodside or the applicable Target Group Member, as the case may be, shall notify the Seller as soon as reasonably practicable; provided, further that such privilege may be waived only with the prior written consent of the Seller, whose consent shall not be unreasonably withheld.

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16	Employees

Each Party must comply with Schedule 4.

17	Tax matters

17.1	Target Group Member a member of an Australian consolidated group

The Seller must:

(a)	on or before Completion, ensure that the Seller’s Head Company provides, Woodside with a copy of the Tax Sharing Agreement entered into between the Seller’s Head Company and the Target Group Members;

(b)	at least 10 Business Days prior to Completion, provide Woodside with a draft calculation of the Exit Payment for each Target Group Member, for Woodside’s review;

(c)	procure that each Target Group Member pay the relevant Exit Payments to the Seller’s Head Company at least one Business Day prior to Completion;

(d)	where applicable, procure that the Seller’s Head Company pay the relevant Exit Payment to each Target Group member at least one Business Day prior to Completion; and

(e)

procure that, before Completion, the Seller’s Head Company releases each Target Group Member from its obligations under the Tax Sharing Agreement or under any Tax Funding Agreement entered into by the Target Group Member.

17.2	Target Group Member a member of Seller’s GST Group

After Completion:

(a)

Woodside must ensure that each Target Group Member gives the representative member of the Seller’s GST Group on a timely basis, all information that the Target Group Member holds that is needed to lodge any GST return; and

(b)	the Seller must ensure that the representative member of the Seller’s GST Group:

(1)	applies to the Commissioner of Taxation to revoke the approval of the Target Group Member as a member of the Seller’s GST Group; and

(2)

lodges the GST returns for the final period in which the Target Group Member was a member of the Seller’s GST Group and remits all amounts in respect of GST to the Commissioner of Taxation as and when required by the GST Law.

17.3	Exit Payments

Notwithstanding anything else in this agreement, the Parties acknowledge and agree that the Exit Payment is not a Permitted Tax.

17.4	Pre-Completion tax returns

(a)	The Seller will, at the Seller Group’s own cost and expense, have the sole conduct and control of the preparation and filing of all Tax or Duty returns, forms or statements of each Target Group Member

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to the extent they relate to any periods (or part periods) ending on or before the Completion Date (Pre-Completion Returns). To the extent any Pre-Completion Returns have not been lodged by the Completion Date, Woodside must file any such Pre-Completion Returns prepared by the Seller in accordance with clause 17.4(g). The Seller’s Head Company is responsible for lodging any Tax Return which concerns the affairs of a Target Group Member but are included in the Seller’s Consolidated Group’s Tax Return.

(b)

The Seller must deliver each Pre-Completion Return (except a Tax Return of the Seller’s Consolidated Group or a tax return relating to an Excluded Tax) to Woodside as soon as it is available but no later than 20 Business Days before it is due to be filed, or 7 Business Days for a Tax Return that relates to Tax other than income tax, (taking into account any extension of time to file the Pre-Completion Return that has been properly obtained) for Woodside’s review and comment in respect of items that related to a period commencing on or after the Effective Time. If Woodside objects to any items set forth in the Pre-Completion Return in respect of items that related to a period commencing on or after the Effective Time it must notify the Seller of the objection as soon as it is aware of the objection but no later than 5 Business Days before the Pre-Completion Return is due to be filed.

(c)

Where a Pre Completion Return relates to an Excluded Tax, Woodside can review and comment in respect of items that related to a period commencing on or after the Effective Time after it has been filed. If Woodside objects to any items set forth in the Pre Completion Return that related to a period commencing on or after the Effective Time it must notify the Seller of the objection.

(d)

Subject to clause 17.4(e) and 17.5(a), Woodside will, at its own cost and expense, have the control of the preparation and filing of all Tax returns, forms or statements of each Target Group Member for any period that includes, but does not end on or before the Completion Date (Straddle Returns). For the avoidance of doubt, a Tax Return of the Seller’s Consolidated Group is not a Straddle Return.

(e)

Woodside must procure that each Straddle Return is prepared in a manner consistent with past practice and consistent with the requirements of any Tax Law and must deliver each Straddle Return to the Seller as soon as it is available but no later than 20 Business Days before it is due to be filed, or 7 Business Days for a Tax Return that related to a Tax other than income tax, (taking into account any extension of time to file the Straddle Return that has been properly obtained) for the Seller’s review and comment. If the Seller objects to any items set forth in the Straddle Return it must notify Woodside of the objection as soon as it is aware of the objection but no later than 5 Business Days before the Straddle Return is due to be filed.

(f)

If the Seller or Woodside notifies the other of an objection to a Pre-Completion Return or Straddle Return as applicable, the parties must attempt in good faith to resolve the dispute. If the parties cannot resolve any such dispute within 10 Business Days of the objection being notified, then:

(1)

the parties must appoint an expert agreed to by the parties, or, if they cannot agree on an expert within a further 5 Business Days, the parties must request the President of the Taxation Institute (in respect of an Australian Tax matter) or a nationally recognised independent accounting firm in respect of a non-Australian tax matter to appoint an expert, to determine the proper amounts for the items remaining in dispute;

(2)	the expert’s determination is, in the absence of manifest error, final and binding on the parties and a party must not commence court proceedings or arbitration in relation to the dispute; and

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(3)

the expert’s costs and expenses in connection with the dispute resolution proceedings will be borne by the parties in a manner determined by the expert (and either party may request that determination) and in the absence of such a determination will be borne by the Seller and Woodside equally.

(g)

Woodside must procure that each Straddle Return and (subject to the Seller complying with clause 17.4(b)) each Pre-Completion Return is filed by the due date for filing. If a Pre-Completion Return or Straddle Return is due before the date a disputed item is resolved under this clause 17, Woodside must procure that the return is filed as prepared and must procure that an amended return, which reflects the resolution or the disputed items (either as resolved by agreement or by the expert), is filed immediately after the disputed items are resolved.

(h)

The parties agree that it is the intention for the Seller to have the right to determine, control and where appropriate participate in the disclosure (including manner of disclosure) of any material or information to a Governmental Agency and any other dealings with the Governmental Agency in relation to Tax to the extent such disclosure or other dealings is in respect of any event, act, matter or transaction or amount derived (or deemed to be derived) or expenditure incurred before, on, or as a result of, Completion (Pre-Completion Tax Event).

(i)	Without limiting clause 17.4(h), from and after Completion Woodside agrees that it will, and will procure that each Target Group Member and Woodside Group Member will:

(1)	ensure that the preparation of Straddle Returns are done in a manner which complies with clauses 17.4(a) to 17.4(g);

(2)

not disclose any information or material to a Governmental Agency in relation to a Pre-Completion Tax Event without the prior written consent of the Seller (which consent will not be unreasonably withheld or delayed), except (i) as required by law or (ii) following the expiration of a period of seven (7) years following Completion;

(3)

not file, or cause to be filed, any amended Tax Return or seek any advice from a Governmental Agency (including seeking a ruling) for a Target Group Member which relates to a Tax period or part of a Tax period ending on or before Completion without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed);

(4)

not make any admission of liability, or any agreement, compromise or settlement with a Governmental Agency in relation to a Pre-Completion Tax Event without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed); and

(5)

promptly provide the Seller with copies of any correspondence with, or material provided to or by, a Governmental Agency and keep the Seller informed of any oral discussions with a Governmental Agency in relation to a Pre-Completion Tax Event.

(j)

If Woodside provides a notice under clause 13 in respect of a Claim that arises from or involves a Tax Demand, then at all times from the date of receipt of that notice the provisions of clause 13 will apply to that Tax Demand or the Tax or Pre-Completion Tax Event the subject of that Tax Demand and not this clause 17.4.

17.5	Specific tax return disclosures

(a)	Notwithstanding any other clause in this agreement to the contrary, at the Seller’s request, Woodside shall, with respect to the Restructure, make or cause to be made an election described in the U.S.

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Treasury Regulation Section 1.1502-36(d)(6) (and any corresponding election for U.S. state or local Tax purposes) with respect to US Group IV at the time and in the manner provided at U.S. Treasury Regulations Section 1.1502-36(e)(5) (and any similar U.S. state or local Tax law) to the extent necessary to prevent the application of U.S. Treasury Regulation Section 1.1502-36(d) (and any similar U.S. state or local Tax law) to reduce the Tax Attributes of the Restructure Entities, and Woodside shall take, and shall cause each Woodside Group Member to take, all reasonable actions to effect the foregoing request by the Seller, including by procuring that the relevant Woodside Group Member prepare its Tax return accordingly.

(b)

If the sale effected by the Ongoing Divestment Asset SPA has not completed by Completion, then in preparing the relevant Tax return, Woodside acknowledges that the assets the subject of Ongoing Divestment SPA are held by BHP Billiton Petroleum (International Exploration) Pty Ltd through a permanent establishment such that any income derived in respect of the Ongoing Divestment Asset, gain or loss arising in respect of the Ongoing Divestment Asset SPA are non-assessable non-exempt, or disregarded under section 23AH of the Tax Act, and will procure (to the extent it complies with prevailing tax law) that that the relevant Woodside Group Member prepare its Tax return accordingly.

17.6	Other tax assistance

(a)

The Seller will provide assistance to Woodside for the term of the ITSA in respect of any Woodside Group Member reportable tax positions necessary to be undertaken by Woodside Group Member for accounting or tax purposes, but only to the extent it directly relates to the tax affairs of a Target Group Member after Completion.

(b)

Woodside and the Seller shall provide all reasonable assistance to the other Party, in connection with the filing of Pre-Completion Returns pursuant to clause 17.4 and any Third Party Claim or Tax Demand made that is related to a period prior to the Completion Date. Such cooperation shall include (i) responding as soon as reasonably practicable to any reasonable requests of the Seller for information that is necessary for the preparation of any Pre-Completion Returns, and (ii) the retention and (upon the other Party’s reasonable request) the provision of powers of attorney, records and information which are reasonably relevant to any such Third Party Claim or Tax Demand and making employees available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder.

18	Public announcement

18.1	Announcements

Immediately after the execution of this agreement, the Seller and Woodside must issue public announcements at a time and in a form previously agreed to in writing between them.

18.2	Subsequent announcements and disclosure

Where a Party proposes to make any other public announcement in connection with the Transaction (including any changes to reserves), it must to the extent practicable and lawful to do so, consult with the other Party prior to making the relevant disclosure and take account of any reasonable comments received from the other Party in relation to the timing, form and content of the announcement or disclosure.

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19	Confidentiality

(a)

Subject to clause 19(b), each Party (recipient) must keep secret and confidential, and must not divulge or disclose any information (in any form) relating to the other Party or its business (or any of the other Party’s Related Bodies Corporate or their businesses) which is disclosed (whether before or after the date of this agreement) to the recipient by the other Party, its representatives or advisers (the provider) under or in connection with the Transaction, this agreement or any Transaction Agreement or the terms of the Transaction (Confidential Information), other than to the extent that:

(1)

the information is in the public domain as at the date of this agreement (or subsequently becomes in the public domain other than by breach of this agreement or of any other obligation of confidentiality binding on the recipient);

(2)

the recipient is required to disclose the information by applicable laws or regulations in Australia or elsewhere (other than under section 275 of the PPSA to the extent that disclosure is not required under that section if it would breach a duty of confidence) or the rules of any recognised stock exchange on which its securities (or the securities of any of its Related Bodies Corporate) are listed or proposed to be listed, or to a Governmental Agency, provided that the recipient has, to the extent reasonably practicable having regard to the required timing of the disclosure, consulted with the provider of the information as to the form, manner and content of the disclosure;

(3)

the disclosure is made by the recipient to its (or any of its Related Bodies Corporate’s) directors, officers, employees, financiers, underwriters, lawyers, accountants, auditors, investment bankers, consultants, other professional advisers, insurance brokers, insurers and reinsurers (including any captive insurer) to the extent reasonably necessary to enable the recipient to properly perform its obligations under this agreement or any Transaction Agreements or to conduct their business generally, in which case the recipient must ensure that such persons keep the information secret and confidential and do not divulge or disclose the information to any other person;

(4)

the disclosure is necessary to seek satisfaction of any of the Conditions or to comply with any obligations under this agreement, provided that the relevant Third Party or Governmental Agency is made aware of the confidential nature of the information and is instructed to keep the information secret and confidential and does not divulge or disclose the information to any other person;

(5)	the disclosure is required for use in legal proceedings regarding this agreement or the Transaction;

(6)	such disclosure is expressly permitted pursuant to the ITSA;

(7)	the Party to whom the information relates has consented in writing before the disclosure.

(b)	To avoid doubt, on and from Completion, clause 19(a) shall:

(1)	not operate upon Woodside (as recipient) in respect of Confidential Information of the Target Group and/or relating to the Target Petroleum Business; and

(2)

operate, and be deemed to operate, upon the Seller (as recipient) in respect of Confidential Information of the Target Group and/or relating to the Target Petroleum Business to the extent the Confidential Information relates exclusively to the Target Group and/or Target Petroleum Business as if such information has been disclosed to the Seller.

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(c)

Each recipient must ensure that those of its directors, officers, employees, agents, representatives and Related Bodies Corporate to whom Confidential Information is disclosed comply in all respects with the recipient’s obligations under this clause 19.

(d)

From Completion, Woodside may disclose and use (for any purpose) the Confidential Information relating to the Target Petroleum Business except to the extent that such information relates to an Other Seller Entity or its business.

(e)

From Completion, the Seller must not, and must procure that the Other Seller Entities do not, disclose to any Third Party any information that relates to the Target Petroleum Business or any Target Group Member that is confidential to any Target Group Member or any Third Party (including Woodside, including as a result of the Confidentiality Deed) to whom a Target Group Member owes an obligation of confidence (but excluding information which is in the public domain other than through a breach of this agreement) to any person, other than to the extent the disclosure is made in reliance on the exceptions in clauses 19(a)(1) to 19(a)(7).

(f)

Nothing in this agreement is to be construed as constituting the consent of a Party, with respect to a Security Interest created by this agreement, to the disclosure of the terms of this agreement for the purpose of section 275(7) of the PPSA. No Party who is the grantor of a Security Interest under this agreement will, after the date of this agreement, consent to the disclosure of the terms of this agreement to an interested person for the purpose of section 275 of the PPSA.

(g)

To the extent not prohibited by the PPSA, each Party that is the grantor of a Security Interest under this agreement waives its right to receive any notice otherwise required to be given by a secured party under section 157 (verification statements) or any other provision of the PPSA.

(h)

Notwithstanding anything in this clause 19, the Seller and BHP Group Plc will be permitted to disclose Confidential Information as is reasonably necessary in connection with engagement with any Governmental Agency made in connection with Unification provided that the Seller makes any such Governmental Agency aware of the confidential nature of the information.

(i)	Without prejudice to the Parties rights and obligations elsewhere in this agreement:

(1)

the Seller must procure that, promptly after the date of this agreement and in any event promptly on reasonable request by Woodside, the Target consents under and for the purposes of the Confidentiality Deed (in such written form as Woodside may reasonably request) to the use and disclosure of all information as is necessarily or conveniently used or disclosed by Woodside for the purpose of discharging its obligations, or exercising its rights, under the Transaction Agreements or otherwise in connection with the advancement and implementation of the Transaction, but only to the extent necessary to achieve those purposes; and

(2)

Woodside consents under and for the purposes of the Confidentiality Deed to the use and disclosure of all information as is necessarily or conveniently used or disclosed by the Seller or the Target for the purpose of discharging its obligations, or exercising its rights, under the Transaction Agreements or otherwise in connection with the advancement and implementation of the Transaction, but only to the extent necessary to achieve those purposes.

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20	Exclusivity

20.1	No existing discussions

Each of the Seller and Woodside represent and warrant to the other that, as at the date of this agreement, it and each of its Related Bodies Corporate and their respective Related Persons:

(a)

is not a party to any agreement, arrangement or understanding with a Third Party entered into for the purpose of facilitating a Target Competing Proposal or Woodside Competing Proposal (as applicable);

(b)

is not participating in any discussions, negotiations or other communications, and has terminated any existing discussions, negotiations or other communications, in relation to a Target Competing Proposal or Woodside Competing Proposal (as applicable), or which could reasonably be expected to lead to a Target Competing Proposal or Woodside Competing Proposal;

(c)

has ceased to provide or make available any material non-public information in relation to the Seller Group or Woodside Group (as applicable) to a Third Party where such information was provided for the purpose of facilitating, or could reasonably be expected to lead to, a Target Competing Proposal or Woodside Competing Proposal; and

(d)	will not waive the provisions of any confidentiality or standstill agreement with any Third Party in connection with a Target Competing Proposal or Woodside Competing Proposal (as applicable).

20.2	Seller exclusivity

During the Exclusivity Period, the Seller must not, and must ensure that each of its Related Persons does not, directly or indirectly:

(a)

(no shop): solicit, invite, encourage or initiate (including by the provision of non-public information to any Third Party) any inquiry, expression of interest, offer, proposal or discussion by any person in relation to, or which would reasonably be expected to encourage or lead to the making of, an actual, proposed or potential Target Competing Proposal or communicate to any person an intention to do anything referred to in this clause 20.2(a); or

(b)	(general no talk): subject to clause 20.3:

(1)

participate in or continue any negotiations or discussions with respect to any inquiry, expression of interest, offer, proposal or discussion by any person to make, or which would reasonably be expected to encourage or lead to the making of, an actual, proposed or potential Target Competing Proposal or participate in or continue any negotiations or discussions with respect to any actual, proposed or potential Target Competing Proposal;

(2)	negotiate, accept or enter into, or offer or agree to negotiate, accept or enter into, any agreement, arrangement or understanding regarding an actual, proposed or potential Target Competing Proposal;

(3)

disclose or otherwise provide any material non-public information about the business or affairs of the Target Group to a Third Party (other than a Governmental Agency) with a view to obtaining, or which would reasonably be expected to encourage or lead to receipt of, an actual, proposed or potential Target Competing Proposal (including, without limitation, providing such information for the purposes of the conduct of due diligence investigations in respect of the Target Group); or

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(4)	communicate to any person an intention to do anything referred to in the preceding paragraphs of this clause 20.2(b),

but nothing in this clause 20 prevents the Seller from:

(c)

pursuing, evaluating or continuing to conduct the preparatory work for a demerger of the Target or any one or more of its Related Bodies Corporate (including a newly incorporated holding company), provided that all out-of-pocket costs and expenses of any kind (including charges or fees from Other Seller Entities) incurred or paid by a Target Group Member in respect of this preparatory work must be borne by the Seller;

(d)	making normal presentations to brokers, portfolio investors and analysts in the ordinary course of business or promoting the merits of the Transaction; or

(e)	providing information to its auditors, customers, joint venturers and suppliers (acting in that capacity) or to the Tax authorities in the ordinary course of business.

20.3	Seller fiduciary exception

Clause 20.2(b) does not prohibit any action or inaction by the Seller or any of its Related Persons in relation to an actual or potential Target Competing Proposal if compliance with that clause would, in the opinion of the BHP Board, formed in good faith after receiving written legal advice from its external legal advisers, constitute, or would be reasonably likely to constitute, a breach of any of the fiduciary or statutory duties of the directors of the Seller, provided that:

(a)	the actual or potential Target Competing Proposal was not directly or indirectly brought about by, or facilitated by, a breach of clause 20.2(a); and

(b)	the Seller notifies Woodside of each action or inaction by it or any of its Related Persons in reliance on this clause 20.3 within 2 Business Days of that action or inaction,

acknowledging that the Seller’s right to exercise clause 22.2(e) when enlivened is a decision of the BHP Board from time to time.

20.4	Seller notification of approaches

(a)	During the Exclusivity Period, the Seller must notify Woodside in writing (within 2 Business Days) if it, or any of its Related Persons, becomes aware of any:

(1)

negotiations or discussions, approach or attempt to initiate any negotiations or discussions, or intention to make such an approach or attempt to initiate any negotiations or discussions in respect of any inquiry, expression of interest, offer, proposal or discussion in relation to an actual, proposed or potential Target Competing Proposal;

(2)	proposal made to the Seller or any of its Related Persons, in connection with, or in respect of any exploration or completion of, an actual, proposed or potential Target Competing Proposal; or

(3)

provision by the Seller or any of its Related Persons of any non-public information concerning the business or operations of the Seller Group to any Third Party (other than a Governmental Agency) in connection with an actual or potential Target Competing Proposal,

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whether direct or indirect, solicited or unsolicited, and in writing or otherwise, except in respect of an action taken in reliance on clause 20.2(c). For the avoidance of doubt, any of the acts described in clauses 20.4(a)(1) to 20.4(a)(3) may only be taken by the Seller if not otherwise proscribed by this agreement.

(b)

A notification given under clause 20.4(a) must include the identity of the relevant person making or proposing, and material terms and conditions of, the actual, proposed or potential Target Competing Proposal.

20.5	Woodside matching right

(a)	Without limiting clause 20.2, during the Exclusivity Period, the Seller:

(1)

must not enter into any legally binding agreement, arrangement or understanding (whether or not in writing) pursuant to which a Third Party proposes to undertake or give effect to a Target Competing Proposal; and

(2)	must procure that none of its directors change, withdraw or qualify its or their support for, the Transaction.

unless:

(3)

the BHP Board acting in good faith and in order to satisfy what the members of the BHP Board consider to be their statutory or fiduciary duties (having received written advice from its external financial and legal advisers) determines that the Target Competing Proposal would be or could reasonably be expected to become, a Target Superior Proposal;

(4)

the Seller has provided Woodside with all terms and conditions of the Target Competing Proposal, including the price or assessed value of and the identity of the Third Party making the Target Competing Proposal;

(5)

the Seller has given Woodside at least 10 Business Days after the date of the provision of the information referred to in clause 20.5(a)(4) to provide a matching or superior proposal to the terms of the Target Competing Proposal; and

(6)	Woodside has not provided a matching or superior proposal to the terms of the Target Competing Proposal by the expiry of the 10 Business Day period in clause 20.5(a)(5).

(b)

If Woodside proposes to the Seller amendments to the Transaction that constitute a matching or superior proposal to the terms of the Target Competing Proposal (Woodside Counterproposal) by the expiry of the 10 Business Day period in clause 20.5(a)(5), the Seller must procure that the BHP Board considers the Woodside Counterproposal and if the BHP Board, acting reasonably and in good faith, determines that the Woodside Counterproposal would provide an equivalent or superior outcome for BHP Shareholders as a whole compared with the Target Competing Proposal, taking into account all of the terms and conditions of the Woodside Counterproposal, then Woodside and the Seller must use their best endeavours to agree the amendments to this agreement that are reasonably necessary to reflect the Woodside Counterproposal and to implement the Woodside Counterproposal, in each case as soon as reasonably practicable, and the Seller must procure that a majority of the directors of the Seller continues to support the Transaction (as modified by the Woodside Counterproposal).

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20.6	Seller compliance with law

(a)	The Seller:

(1)	agrees that it will not request or propose a waiver of any provision of this clause 20;

(2)

must not make, nor cause or permit to be made, any application to the Australian Takeovers Panel or a court for or in relation to a declaration or determination regarding any provision of this clause 20; and

(3)

agrees that if a Third Party makes an application to the Australian Takeovers Panel or a court for or in relation to a declaration or determination regarding any provision of this clause 20, then it will make submissions in the course of those proceedings supporting to the fullest extent reasonably practicable that no such declaration or determination should be made.

(b)	If it is finally determined by a court or the Australian Takeovers Panel, that the agreement by the Parties under this clause 20 or any part of it:

(1)	constituted, or constitutes, or would constitute, a breach of the fiduciary or statutory duties of the BHP Board;

(2)	constituted, or constitutes, or would constitute, ‘unacceptable circumstances’ within the meaning of the Corporations Act; or

(3)	was, or is, or would be, unlawful or contravene the ASX Listing Rules for any other reason,

then, to that extent (and only to that extent) the Seller will not be obliged to comply with that provision of clause 20.

20.7	Woodside exclusivity

During the Exclusivity Period, Woodside must not, and must ensure that each of its Related Persons does not, directly or indirectly:

(a)

(no shop): solicit, invite, encourage or initiate (including by the provision of non-public information to any Third Party) any inquiry, expression of interest, offer, proposal or discussion by any person in relation to, or which would reasonably be expected to encourage or lead to the making of, an actual, proposed or potential Woodside Competing Proposal or communicate to any person an intention to do anything referred to in this clause 20.7(a); or

(b)	(general no talk): subject to clause 20.8:

(1)

participate in or continue any negotiations or discussions with respect to any inquiry, expression of interest, offer, proposal or discussion by any person to make, or which would reasonably be expected to encourage or lead to the making of, an actual, proposed or potential Woodside Competing Proposal or participate in or continue any negotiations or discussions with respect to any actual, proposed or potential Woodside Competing Proposal;

(2)

negotiate, accept or enter into, or offer or agree to negotiate, accept or enter into, any agreement, arrangement or understanding regarding an actual, proposed or potential Woodside Competing Proposal;

(3)	disclose or otherwise provide any material non-public information about the business or affairs of the Woodside Group to a Third Party (other than a Governmental Agency) with a view to

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obtaining, or which would reasonably be expected to encourage or lead to receipt of, an actual, proposed or potential Woodside Competing Proposal (including, without limitation, providing such information for the purposes of the conduct of due diligence investigations in respect of the Woodside Group); or

(4)	communicate to any person an intention to do anything referred to in the preceding paragraphs of this clause 20.7(b),

but nothing in this clause 20.7 prevents Woodside from:

(c)	making normal presentations to brokers, portfolio investors and analysts in the ordinary course of business or promoting the merits of the Transaction; or

(d)	providing information to its auditors, customers, joint venturers and suppliers (acting in that capacity) or to the Tax authorities in the ordinary course of business.

20.8	Woodside fiduciary exception

Clause 20.7(b) does not prohibit any action or inaction by Woodside or any of its Related Persons in relation to an actual or potential a Woodside Competing Proposal if compliance with that clause would, in the opinion of the Woodside Board, formed in good faith after receiving written legal advice from its external legal advisers, constitute, or would be reasonably likely to constitute, a breach of any of the fiduciary or statutory duties of the directors of Woodside, provided that:

(a)	the actual or potential Woodside Competing Proposal was not directly or indirectly brought about by, or facilitated by, a breach of clause 20.2(a); and

(b)	Woodside notifies the Seller of each action or inaction by it or any of its Related Persons in reliance on this clause 20.8 within 2 Business Days of that action or inaction.

20.9	Woodside notification of approaches

(a)	During the Exclusivity Period, Woodside must notify the Seller in writing (within 2 Business Days) if it, or any of its Related Persons, becomes aware of any:

(1)

negotiations or discussions, approach or attempt to initiate any negotiations or discussions, or intention to make such an approach or attempt to initiate any negotiations or discussions in respect of any inquiry, expression of interest, offer, proposal or discussion in relation to an actual, proposed or potential Woodside Competing Proposal;

(2)	proposal made to Woodside or any of its Related Persons, in connection with, or in respect of any exploration or completion of, an actual, proposed or potential Woodside Competing Proposal; or

(3)

provision by Woodside or any of its Related Persons of any non-public information concerning the business or operations of the Woodside Group to any Third Party (other than a Governmental Agency) in connection with an actual or potential Woodside Competing Proposal, whether direct or indirect, solicited or unsolicited, and in writing or otherwise. For the avoidance of doubt, any of the acts described in clauses 20.9(a)(1) to 20.9(a)(3) may only be taken by Woodside if not otherwise proscribed by this agreement.

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(b)

A notification given under clause 20.9(a) must include the identity of the relevant person making or proposing, and material terms and conditions of, the actual, proposed or potential Woodside Competing Proposal.

20.10	Woodside compliance with law

(a)	Woodside:

(1)	agrees that it will not request or propose a waiver of any provision of this clause 20;

(2)

must not make, nor cause or permit to be made, any application to the Australian Takeovers Panel or a court for or in relation to a declaration or determination regarding any provision of this clause 20; and

(3)

agrees that if a Third Party makes an application to the Australian Takeovers Panel or a court for or in relation to a declaration or determination regarding any provision of this clause 20, then it will make submissions in the course of those proceedings supporting to the fullest extent reasonably practicable that no such declaration or determination should be made.

(b)	If it is finally determined by a court, or the Australian Takeovers Panel, that the agreement by the Parties under this clause 20 or any part of it:

(1)	constituted, or constitutes, or would constitute, a breach of the fiduciary or statutory duties of the Woodside Board;

(2)	constituted, or constitutes, or would constitute, ‘unacceptable circumstances’ within the meaning of the Corporations Act; or

(3)	was, or is, or would be, unlawful or contravene the ASX Listing Rules for any other reason,

then, to that extent (and only to that extent) Woodside will not be obliged to comply with that provision of clause 20.

21	Reimbursement Fee

21.1	Obligation to pay Reimbursement Fee

(a)	Subject to clause 21.1(b)(3), Woodside must pay to the Seller the Reimbursement Fee if:

(1)	the Seller terminates this agreement pursuant to clause 22.2(b), 22.2(c) or clause 22.2(g);

(2)

the Seller terminates this agreement in accordance with clause 22.2(a) as a result of a failure to satisfy a Condition where that failure to satisfy a Condition resulted from a breach of the agreement by Woodside because of a deliberate act or omission by Woodside;

(3)	half or more of the Woodside Board Members change, withdraw or qualify their recommendation that Woodside Shareholders vote in favour of the Transaction, unless:

(A)

the Woodside Independent Expert concludes in the Woodside Independent Expert’s Report (or any update of, or revision, amendment or supplement to, that report) that the Transaction is not in the best interests of Woodside Shareholders (except where that conclusion is due wholly or partly to the existence, announcement or publication of a Woodside Competing Proposal); or

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(B)	Woodside is entitled to terminate this agreement and has given the appropriate termination notice to the Seller and Completion has not occurred; or

(4)

a Woodside Competing Proposal is announced in the period between the date of this agreement and the earlier of termination of this agreement or the Cut Off Date and within 12 months of the date of such announcement, the Third Party proponent of the Woodside Competing Proposal or its Associate:

(A)

completes a Woodside Competing Proposal, or enters into an agreement, arrangement or understanding with Woodside, with another Woodside Group Member or the Woodside Board, in each case of the kind described in any of paragraphs 2, 3 or 4 of the definition of Woodside Competing Proposal; or

(B)

enters into an agreement, arrangement or understanding with Woodside, with another Woodside Group Member or the Woodside Board, of the kind described in paragraphs 1 or 5 of the definition of Woodside Competing Proposal.

(b)	Subject to clause 21.1(b)(3), the Seller must pay to Woodside the Reimbursement Fee if:

(1)	Woodside terminates this agreement pursuant to clause 22.1(b), 22.1(c) or clause 22.1(g);

(2)

Woodside terminates this agreement in accordance with clause 22.1(a) as a result of a failure to satisfy a Condition where that failure to satisfy a Condition resulted from a breach of the agreement by the Seller because of a deliberate act or omission by the Seller;

(3)	the Seller terminates this agreement pursuant to clause 22.2(e);

(4)

the Seller or any of its Related Bodies Corporate are approached in respect of any Target Competing Proposal during the Exclusivity Period and during or within 12 months of expiry of the Exclusivity Period the Third Party proponent of the Target Competing Proposal or its Associate completes a Target Competing Proposal, or enters into an agreement, arrangement or understanding with the Seller, a Target Group Member, another Seller Group Member or the BHP Board to implement a Target Competing Proposal; or

(5)

during the Exclusivity Period, the Seller announces an intention to effect, or completes, a demerger of the Target or any one or more of its Related Bodies Corporate (including a newly incorporated holding company), by whatever means, instead of pursuing the Transaction.

(c)

The Parties agree that no Reimbursement Fee is payable under this clause 21 if Completion occurs, notwithstanding the occurrence of any event in this clause 21 and, if the Reimbursement Fee has already been paid and Completion occurs, then it must be promptly refunded by the payee to the payor.

21.2	Payment of Reimbursement Fee

(a)

A Party that is entitled to the Reimbursement Fee in accordance with clause 21.1, may make a demand in writing (after the occurrence of the event giving rise to the right to payment) to the other Party (Receiving Party) for the payment of the Reimbursement Fee. The demand must include details of the circumstances which have given rise to the demand and nominate an account into which the other Party is to pay the Reimbursement Fee.

(b)	Upon receiving a demand in writing for the Reimbursement Fee, the Receiving Party must pay or refund the Reimbursement Fee into the account nominated, without set-off or withholding, within 5

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Business Days after receiving a demand for payment where the Party is entitled under clause 21.1 to the Reimbursement Fee.

21.3	Other claims

Notwithstanding any other clause in this agreement, and without limiting the allocation of the Agreed Costs (as that term is defined in the ITSA) pursuant to the ITSA:

(a)

other than a Party’s liability to pay the Reimbursement Fee to the other Party in the circumstances referred to in clause 21.1, neither Party has any liability to the other Party for any claim, cost, liability or remedy under or in connection with this agreement in circumstances where Completion does not occur (whether due to termination of the agreement or otherwise), with the effect that the payment of the Reimbursement Fee is the sole and exclusive remedy of each Party if Completion does not occur; and

(b)	if an amount is paid to a Party under clause 21.2 that amount is received by the Party in complete settlement of any and all claims in connection with Completion not occurring under this agreement.

21.4	Acknowledgment

(a)	Each of the Seller and Woodside acknowledge that, if they enter into this agreement and the Transaction does not Complete, each Party will incur significant costs.

(b)

In these circumstances, each of the BHP Board and Woodside Board believes, having taken advice from their respective external legal advisers and financial advisers, that pursuing the Transaction will provide benefits to the Seller and Woodside, and their shareholders respectively, and that it is reasonable and appropriate for the Seller and Woodside to agree to the payments referred to in clause 21.1 in order to secure the other Party’s participation in the Transaction.

(c)	The Reimbursement Fee has been calculated to reimburse each Party for costs including the following:

(1)	fees for legal, financial and other professional advice in planning and pursuing the Transaction;

(2)	reasonable opportunity costs incurred in engaging in the Transaction or in not engaging in other alternatives;

(3)	costs of management and directors’ time in planning and implementing the Transaction; and

(4)	out of pocket expenses incurred by each party and its employees, advisers and agents in planning and pursuing the Transaction,

and the Parties agree that:

(5)	the costs actually incurred by each Party will be of such a nature that they cannot all be accurately ascertained; and

(6)	the Reimbursement Fee is a genuine and reasonable pre-estimate of those costs,

and each Party represents and warrants that it has received written legal advice from its legal advisers in relation to the operation of this clause 21.

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21.5	Reimbursement Fee payable once only

(a)

Where the Reimbursement Fee becomes payable to the Seller under clause 21.1(a) and is actually paid to the Seller, the Seller cannot make any claim against Woodside for payment of any subsequent Reimbursement Fee.

(b)

Where the Reimbursement Fee becomes payable to Woodside under clause 21.1(b) and is actually paid to Woodside, Woodside cannot make any claim against the Seller for payment of any subsequent Reimbursement Fee.

22	Termination

22.1	Termination by Woodside

Woodside may terminate this agreement at any time before Completion by notice in writing to the Seller:

(a)	where Woodside validly terminates the agreement in the circumstances set out in, and in accordance with, clause 2.6(b);

(b)

if the Seller has materially breached its obligations under this agreement (other than in respect of the Warranties) and subject to the next sentence, has failed to remedy that breach to Woodside’s satisfaction (acting reasonably) within 10 Business Days of being notified in writing by Woodside. A breach of a material obligation in clause 20 will be deemed a material breach without a remedy period or ability to cure the breach by the Seller;

(c)

if a breach of one or more Warranties has occurred, or will occur at Completion, which Woodside has notified the Seller of in writing, and the Seller has not rectified the breach within 10 Business Days of receiving such notice from Woodside, and the loss reasonably expected to follow from such a breach or such breaches would exceed US$500,000,000;

(d)

if half or more of the BHP Board Members make a public statement indicating that they no longer support the Transaction or recommend, support or endorse any Target Competing Proposal, but excluding a statement that no action should be taken by BHP Shareholders pending assessment of a Target Competing Proposal;

(e)

only as expressly permitted under this agreement, if a majority of the members of the Woodside Board fail to recommend or change, withdraw or qualify (except for customary qualifications) their recommendation that Woodside Shareholders vote in favour of the Transaction, or the Woodside Board recommends any Woodside Superior Proposal;

(f)	if a Target Material Adverse Change occurs;

(g)	if a Target Prescribed Occurrence occurs;

(h)	if an Insolvency Event occurs in relation to the Seller; or

(i)

if there is a reduction of 15% or more in the Target Group’s proven and probable reserves from 1010.7 million barrels of oil equivalent (excluding any changes to the reserves caused by actual production after 30 June 2021, any divestments or acquisitions of interests permitted under this agreement, any changes to reporting requirements, methodologies or standards (but, for the avoidance of doubt, this would not apply to any changes to the extent they reasonably would have occurred if the previous requirements, methodologies or standards had been applied), and any conversion of contingent resources to proven and probable reserves as a result of the sanction of projects anticipated in the Anticipated Project Expenditure and Timing).

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22.2	Termination by the Seller

The Seller may terminate this agreement at any time before Completion by notice in writing to Woodside:

(a)	where the Seller validly terminates the agreement in the circumstances set out in, and accordance with, clause 2.6(b);

(b)

if Woodside has materially breached its obligations under this agreement (other than in respect of the Woodside Warranties) and subject to the next sentence, has failed to remedy that breach to Seller’s satisfaction (acting reasonably) within 10 Business Days of being notified in writing by the Seller. A breach of a material obligation in clause 20 will be deemed a material breach without a remedy period or ability to cure the breach by Woodside;

(c)

if a breach of one or more Woodside Warranties has occurred, or will occur at Completion, which the Seller has notified Woodside of in writing, and Woodside has not rectified the breach within 10 Business Days of receiving such notice from the Seller, and the loss reasonably expected to follow from such a breach or such breaches would exceed US$500,000,000;

(d)	if half or more of the Woodside Board Members either:

(1)	change, withdraw or qualify their support or recommendation that Woodside Shareholders vote in favour of the Transaction; or

(2)

makes a public statement indicating that they no longer support or intend to recommend the Transaction or recommends, supports or endorses any Woodside Competing Proposal, but excluding a statement that no action should be taken by Woodside Shareholders pending assessment of a Woodside Competing Proposal;

(e)

the Seller or a majority of the BHP Board has announced an intention, or the Seller or any one or more Seller Group Member has entered into an agreement, to pursue or support a Target Superior Proposal in circumstances where either:

(1)	Woodside has not made a Woodside Counterproposal within the 10 Business Day period set out in clause 20.5(a)(5); or

(2)

the BHP Board has determined, acting reasonably and in good faith, that the Woodside Counterproposal would not provide an equivalent or superior outcome for BHP Shareholders as a whole compared with the Target Superior Proposal, taking into account all of the terms and conditions of the Woodside Counterproposal;

(f)	if a Woodside Material Adverse Change occurs;

(g)	if a Woodside Prescribed Occurrence occurs;

(h)	if an Insolvency Event occurs in relation to Woodside;

(i)	if the Woodside Group’s credit rating has been, or is reasonably likely to be, downgraded to BB+ or Ba1 or lower;

(j)	if any Moody’s Investors Service Rating Assessment Service procured in accordance with clause 4.3(q)(1) or 4.3(q)(2) indicates a likely credit rating for Woodside after Completion of Ba1 or lower;

(k)

if any the S&P Global Ratings’ Rating Evaluation Service provided in accordance with clause with clause 4.3(q)(1) or 4.3(q)(2) indicates a likely credit rating for Woodside after Completion of BB+ or lower; or

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(l)

if there is a reduction of 158.33 million barrels of oil equivalent or more from the Woodside Group’s proven and probable reserves of 1055.5 million barrels of oil equivalent (excluding any changes to the reserves caused by actual production after 31 December 2020, any divestments or acquisitions of interests permitted under this agreement, any changes to reporting requirements, methodologies or standards (but, for the avoidance of doubt, this would not apply to any changes to the extent they reasonably would have occurred if the previous requirements, methodologies or standards had been applied), and any conversion of contingent resources to proven and probable reserves as a result of the sanction of projects anticipated in the Anticipated Project Expenditure and Timing).

22.3	Termination notice

Where a Party has a right to terminate this agreement, that right for all purposes will be validly exercised if the Party delivers a notice in writing to the other Party stating that it terminates this agreement and the provision under which it is terminating the agreement.

22.4	Effect of termination

If this agreement is terminated under this clause 22, clause 2.6(b), clause 7.4(b) or clause 26.6(b), then:

(a)	the Parties will procure that each Transaction Agreement (if permitted by the terms of that contract) that has already been executed is terminated in accordance with its terms;

(b)	each Party is released from its obligations to further perform its obligations under this agreement and the Transaction Agreements, except those expressed to survive termination;

(c)	each Party retains the rights it has against the other in respect of any breach of this agreement occurring before termination;

(d)	the Parties must return to the other all documents and other materials obtained from the other Party in accordance with the terms of the Confidentiality Deed; and

(e)

the rights and obligations of each Party under each of the following clauses and schedules will continue independently from the other obligations of the Parties and survive termination of this agreement:

(1)	clause 1 (Definitions and Interpretation);

(2)	clause 22 (Termination);

(3)	clause 21 (Reimbursement Fee);

(4)	clause 18 (Public announcements);

(5)	clause 19 (Confidentiality);

(6)	clause 23 (Duties, costs and expenses);

(7)	clause 24 (GST); and

(8)	clause 26 (General).

22.5	No other right to terminate or rescind

No Party may terminate or rescind this agreement (including on the grounds of any breach of Warranty or Woodside Warranty that occurs or becomes apparent before Completion) except as permitted under this clause 22, clause 2.6(b), clause 7.4(b) or clause 26.6(b).

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23	Duties, costs and expenses

23.1	Duties

(a)

Subject to clause 23.1(b), Woodside must pay all Duty in respect of the execution, delivery and performance of this agreement, each Transaction Agreement and any agreement or document entered into or signed under this agreement and any such agreement and any transaction contemplated by any such agreement or document.

(b)	Woodside is not responsible for any Duty arising on:

(1)	the issue of the Share Consideration to, or at the direction of, the Seller;

(2)	the Distribution,

(3)	Unification (including as a consequence of Unification); or

(4)	the Restructure.

(c)

Woodside will be liable, and will reimburse the Seller or any Other Seller Entity, for any Duty payable in connection with the actions required to be taken to satisfy the Seller’s obligations under clause 5.10(a)(1) or Attachment 1 of the Detailed Matters Letter (or any agreement entered into pursuant to Attachment 1 of the Detailed Matters Letter).

23.2	Costs and expenses

(a)	The Parties agree that costs (other than Duty, which is allocated under clause 23.1) incurred in connection with the Transaction will be allocated between the Parties in accordance with Schedule 7.

(b)	Subject to clause 23.2(a), Schedule 4 (Employee arrangements) and Schedule 7:

(1)

unless otherwise provided for in this agreement, each Party must pay its own costs and expenses in respect of the negotiation, preparation, execution, delivery and registration of this agreement and any other agreement or document entered into or signed under this agreement (including each Transaction Agreement); and

(2)	any action to be taken by any Party in performing its obligations under this agreement must be taken at its own cost and expense unless otherwise provided in this agreement,

and for the avoidance of doubt, where a cost or expense is to be borne by the Seller under this clause 23 that cost or expense shall not be borne by the Target Group.

24	GST

24.1	Definitions

In this clause:

(a)	words that have a defined meaning in the GST Law have the same meaning as in the GST Law unless the context indicates otherwise;

(b)

a reference to GST payable by or input tax credit of a party includes the corresponding GST payable by or input tax credit of the representative member of the GST group of which that party is a member; and

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(c)	the term ‘Excess GST’ has the meaning given to that term in section 142-10 of the GST Act.

24.2	GST

(a)	Unless expressly included, the consideration for any supply under or in connection with this agreement does not include GST.

(b)

To the extent that any supply made under or in connection with this agreement is a taxable supply (other than any supply made under another agreement that contains a specific provision dealing with GST), the recipient must pay, in addition to the consideration provided under this agreement for that supply (unless it expressly includes GST) an amount (additional amount) equal to the amount of that consideration (or its GST exclusive market value) multiplied by the rate at which GST is imposed in respect of the supply. The recipient must pay the additional amount at the same time as the consideration to which it is referable.

(c)	Whenever an adjustment event occurs in relation to any taxable supply to which clause 24.2(b) applies:

(1)	the supplier must determine the amount of the net GST in relation to the supply (taking into account any adjustment and excluding any Excess GST); and

(2)

if the net GST differs from the amount previously paid, the supplier must issue an adjustment note and the amount of the difference must be paid by, refunded to or credited to the recipient, as applicable.

24.3	Tax invoices

The supplier must issue a Tax Invoice to the recipient of a supply to which clause 24.2 applies as a pre-condition to payment of any GST applicable to that supply under that clause.

24.4	Reimbursements

If either Party is entitled under this agreement to be reimbursed or indemnified by the other Party for a loss, cost, expense or outgoing incurred in connection with this agreement, the reimbursement or indemnity payment must first be reduced by an amount equal to any input tax credit to which the Party being reimbursed or indemnified is entitled in relation to that loss, cost, expense or outgoing and then, if the amount of the payment is consideration or part consideration for a taxable supply, it must be increased on account of GST in accordance with clause 24.

24.5	Supplies between former members of the GST Group

If:

(a)	before Completion a Target Group Member is a member of the Seller’s GST Group;

(b)	the Target Group Member has made a supply to, or has been the recipient of a supply made by, another member of the Seller’s GST Group;

(c)	due to Completion the Target Group Member ceases to be eligible to be a member of the Seller’s GST Group;

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(d)

because the supply would have been to another member of the Seller’s GST Group, the supply would not have been treated as a taxable supply if it had been made while the Target Group Member was a member of the Seller’s GST Group;

(e)	the supply is pursuant to an agreement made before Completion;

(f)	that agreement does not contain a provision requiring the recipient to pay to the supplier any amount in respect of GST in addition to the consideration otherwise payable for the supply; and

(g)	the consideration negotiated by the Parties for the supply was not calculated to include GST, then after Completion, the Seller (if the recipient of a taxable supply is not the Target Group Member) or Woodside (if the recipient of a taxable supply is the Target Group Member) must ensure that the recipient of a taxable supply indemnifies the supplier of a taxable supply for any GST payable in respect of a supply and pays the amount of that GST in addition to the consideration for the supply.

25	Notices

25.1	Form of Notice

A notice or other communication to a Party under this agreement (Notice) must be:

(a)	in writing and in English and signed by or on behalf of the sending Party; and

(b)	addressed to that Party in accordance with the details nominated in Schedule 1 (or any alternative details nominated to the sending Party by Notice).

25.2	How Notice must be given and when Notice is received

(a)	A Notice must be given by one of the methods set out in the table below.

(b)	A Notice is regarded as given and received at the time set out in the table below.

However, if this means the Notice would be regarded as given and received outside the period between 9.00am and 5.00pm (addressee’s time) on a Business Day (business hours period), then the Notice will instead be regarded as given and received at the start of the following business hours period.

Method of giving Notice	When Notice is regarded as given and received

By hand to the nominated address	When delivered to the nominated address

By pre-paid post to the nominated address	At 9.00am (addressee’s time) on the second Business Day after the date of posting

By email to the nominated email address	When the email (including any attachment) has been sent to the addressee’s email address (unless the sender receives a delivery failure notification indicating that the email has not been addressed to the addressee).

25.3	Notice must not be given by electronic communication

A Notice must not be given by electronic means of communication (other than email as permitted in clause 25.2).

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26	General

26.1	Governing law

This agreement is governed by the law in force in Victoria.

26.2	Dispute resolution

(a)

A Party to this agreement claiming that a dispute has arisen under or in connection with this agreement must give written notice to the other Party to this agreement specifying the nature of the dispute and requiring that the matter is escalated for good faith discussions between the Parties respective CEOs and/or Chairperson for resolution. The respective CEOs or Chairpersons of the Parties must meet to seek to resolve the dispute within 7 days of the notice. If the CEOs or Chairpersons cannot resolve the dispute within 7 days of the notice, then either Party may commence court proceedings relating to the dispute or take whatever steps necessary (if any) to protect its interest in any court proceedings which may already have commenced. Nothing in this clause 26.2(a) will limit the ability or right of a Party to seek urgent interlocutory relief.

(b)

Each Party irrevocably submits to the exclusive jurisdiction of courts exercising jurisdiction in Victoria and courts of appeal from them in respect of any proceedings arising out of or in connection with this agreement. Each Party irrevocably waives any objection to the venue of any legal process on the basis that the process has been brought in an inconvenient forum.

26.3	Invalidity and enforceability

(a)

If any provision of this agreement is invalid under the law of any jurisdiction the provision is enforceable in that jurisdiction to the extent that it is not invalid, whether it is in severable terms or not.

(b)

Clause 26.3(a) does not apply where enforcement of the provision of this agreement in accordance with clause 26.3(a) would materially affect the nature or effect of the Parties’ obligations under this agreement.

26.4	Waiver

(a)	No Party to this agreement may rely on the words or conduct of any other Party as a waiver of any right unless the waiver is in writing and signed by the Party granting the waiver.

(b)	In this clause 26.4:

(1)	conduct includes delay in the exercise of a right;

(2)	right means any right arising under or in connection with this agreement and includes the right to rely on this clause; and

(3)	waiver includes an election between rights and remedies, and conduct which might otherwise give rise to an estoppel.

(c)	A provision of, or a right, discretion or authority created under, this agreement may not be:

(1)	waived except in writing signed by the Party granting the waiver; and

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26 General

(2)	varied except in writing signed by the Parties.

(d)

A failure or delay in exercise, or partial exercise, of a power, right, authority, discretion or remedy arising from a breach of, or default under this agreement does not result in a waiver of that right, power, authority, discretion or remedy.

26.5	Variation

A variation of any term of this agreement must be in writing and signed by the Parties.

26.6	Assignment

(a)	Other than to the extent expressly permitted by this agreement, rights arising out of or under this agreement are not assignable by a Party without the prior written consent of the other Parties.

(b)	A breach of clause 26.6(a) by a Party entitles the other Party to terminate this agreement.

(c)	Clause 26.6(b) does not affect the construction of any other part of this agreement.

26.7	Further action to be taken at each Party’s own expense

Subject to clause 23, each Party must, at its own expense, do all things and execute all documents necessary to give full effect to this agreement and the transactions contemplated by it.

26.8	Relationship of the Parties

(a)	Nothing in this agreement gives a Party authority to bind any other Party in any way.

(b)	Nothing in this agreement imposes any fiduciary duties on a Party in relation to any other Party.

26.9	Exercise of rights

(a)

Unless expressly required by the terms of this agreement, a Party is not required to act reasonably in giving or withholding any consent or approval or exercising any other right, power, authority, discretion or remedy, under or in connection with this agreement.

(b)

A Party may (without any requirement to act reasonably) impose conditions on the grant by it of any consent or approval, or any waiver of any right, power, authority, discretion or remedy, under or in connection with this agreement. Any conditions must be complied with by the Party relying on the consent, approval or waiver.

26.10	Remedies cumulative

Except as provided in this agreement and permitted by law, the rights, powers and remedies provided in this agreement are cumulative with and not exclusive to the rights, powers or remedies provided by law independently of this agreement.

26.11	Counterparts

(a)	This agreement may be executed in any number of counterparts.

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(b)	All counterparts, taken together, constitute one instrument.

(c)	A party may execute this agreement by signing any counterpart.

26.12	No merger

The Warranties, Woodside Warranties, undertakings and indemnities in this agreement will not merge on Completion.

26.13	Entire agreement

This agreement states all the express terms of the agreement between the Parties in respect of its subject matter. It supersedes all prior discussions, negotiations, understandings and agreements in respect of its subject matter (including the MCD, which the Parties agree shall be of no further force nor effect) other than the Confidentiality Deed.

26.14	No reliance

No party has relied on any statement by any other party not expressly included in this agreement.

26.15	Default Interest

(a)

If a party fails to pay any amount payable under this agreement on the due date for payment, that party must in addition to a continuing liability to pay the amount unpaid pay interest on the amount unpaid at the higher of the Interest Rate plus 3% per annum or the rate (if any) fixed or payable under any judgment or other thing into which the liability to pay the amount becomes merged.

(b)	The interest payable under clause 26.15(a):

(1)

accrues from day to day from and including the due date for payment up to and including the actual date of payment, before and, as an additional and independent obligation, after any judgment or other thing into which the liability to pay the amount becomes merged; and

(2)	may be capitalised by the person to whom it is payable at monthly intervals on the basis of a 360 day year.

(c)	The right to require payment of interest under this clause 26.15 is without prejudice to any other rights the non-defaulting party may have against the defaulting party at law or in equity.

(d)	A failure to pay any amount under this agreement is not remedied until both the amount unpaid and any interest payable under this clause 26.15 have been paid in full.

26.16	Benefits

(a)

The Seller holds the benefit of each indemnity, promise and obligation in this agreement expressed to be for the benefit of a director, officer or employee of a Seller Group Member, or for the benefit of a Seller Group Member or Seller Group Representative or Adviser that is not a party to this agreement, for the benefit of that director, officer, employee, Seller Group Member or Seller Group Representative or Adviser.

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26 General

(b)

Woodside holds the benefit of each indemnity, promise and obligation in this agreement expressed to be for the benefit of a director, officer or employee of a Woodside Group Member, or for the benefit of a Woodside Group Member that is not a party to this agreement, for the benefit of that director, officer, employee or Woodside Group Member.

(c)

Except where an indemnity, promise or obligation is expressly stated to be for the benefit of a third party, no person (including an Employee) other than Woodside and the Seller, has or is intended to have any right, power or remedy or derives or is intended to derive any benefit under this agreement.

26.17	Foreign resident CGT withholding

(a)

The Seller warrants and declares on the date of entry into this agreement that the Seller is, and will be for a period of 6 months from the date of entry into this agreement, a resident of Australia for the purposes of the Tax Act.

(b)

If the Completion Date is more than six months after the date of this agreement, the Seller must sign and deliver to Woodside, at least 4 Business Days before the Completion Date. a further declaration or declarations that the Seller is a resident of Australia for the purposes of the Tax Act (in the Australian Taxation Office preferred form NAT 74879-06.2016) such that the declaration or declarations cover the period from the date that is six months after the date of this agreement up to and including the Completion Date.

(c)

Woodside hereby confirms that, on the basis of the declaration in clause 26.17(a), or to be given under clause 26.17(b), Woodside is not entitled to withhold any part of the Purchase Price under Section 14-200 of Schedule 1 to the Taxation Administration Act 1953 (Cth).

26.18	No withholdings

(a)

Woodside and the Seller must make all payments that become due under this agreement, free and clear and without deduction of all present and future withholdings (including taxes, duties, levies, imposts, deductions and charges of Australia or any other jurisdiction).

(b)

Subject to clause 26.18(c), if Woodside or the Seller is compelled by law to deduct any withholding, then in addition to any payment due under this agreement, it must pay to the recipient such amount as is necessary to ensure that the net amount received by the recipient after withholding equals the amount the recipient would otherwise been entitled to if not for the withholding but after taking into account any a credit against, relief or remission for, or repayment of any, Tax that arises for the recipient as a result of the withholding.

(c)	Clause 26.18(b) does not apply in relation to:

(1)	the amount required to be withheld is calculated by reference to the net income received or receivable by the recipient;

(2)

the recipient could have lawfully avoided the deduction or withholding by providing or complying with, or procuring that any third party provide or comply with, any statutory notification requirement (such as quoting an Australian Business Number, Tax File Number or providing its name and address);

(3)	any withholding, deduction or other amount which is imposed or payable by reason of the giving of a notice to the payor in relation to the recipient under section 255 of the Tax Act,

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section 260-5 of Schedule 1 to the Taxation Administration Act 1953 (Cth) or similar legislation in relation to any other Tax or Duty that allows a Governmental Agency to direct a payer to withhold an amount in respect of an amount of Tax or Duty owing, or likely to become owing, by the payee; and

(4)	any withholding required under Section 14-200 of Schedule 1 to the Taxation Administration Act 1953 (Cth).

26.19	Anti-corruption and trade controls compliance

(a)

In connection with this agreement and its contemplated activities, each Party represents and warrants that is has complied, and covenants that it will comply, with all Applicable Anti-Bribery and Corruption Laws and all Applicable Trade Controls Laws.

(b)	Each Party will promptly respond in reasonable detail to any request by another Party for information relating to the first-mentioned Party’s compliance with clause 26.19(a) above.

Nothing in this agreement is intended to require any Party to take any action, or refrain from taking any action, where doing so would be prohibited or penalised under any Applicable Anti-Bribery and Corruption Laws or any Applicable Trade Controls Laws.

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Schedules

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Schedule 1

Notice details

Party	Address	Addressee	Email

Seller	125 St Georges Terrace, Perth, WA 6000	Neil Croker	neil.croker@bhp.com

	Copy to: Herbert Smith Freehills Level 22, 80 Collins Street, Melbourne, VIC 3000	Kam Jamshidi	kam.jamshidi@hsf.com

Woodside	‘Mia Yellagonga’, 11 Mount Street, Perth, WA 6000	Rebecca McNicol	rebecca.mcNicol@woodside.com.au

	Copy to: King & Wood Mallesons Level 30, 250 St Georges Terrace, Perth, WA 6000	David Friedlander Heath Lewis	david.friedlander@au.kwm.com heath.lewis@au.kwm.com

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Schedule 2

Warranties

1	Title and capacity

1.1	Title

At Completion:

(a)	the Seller is the legal and beneficial owner of the Sale Shares;

(b)	the Sale Shares comprise all of the issued capital of the Target; and

(c)	Woodside will acquire the full legal and beneficial ownership of the Sale Shares free and clear of all Encumbrances, subject to registration of Woodside in the register of shareholders.

1.2	No legal impediment

The execution, delivery and performance by the Seller of this agreement:

(a)	complies with its constitution; and

(b)

does not constitute a breach of any law, order, judgement or determination of a Governmental Agency that is binding on the Seller or its assets or cause or result in a default under any Encumbrance, by which it is bound and that would prevent it from entering into and performing its obligations under this agreement.

1.3	Corporate Authorisations

All necessary authorisations for the execution, delivery and performance by the Seller of this agreement in accordance with its terms have been obtained or will be obtained before Completion, other than the consents and approvals required under clause 2.1.

1.4	Power and capacity

The Seller has full power and capacity to enter into and perform its obligations under this agreement.

1.5	Validity of obligations

The Seller’s obligations under this agreement are valid and binding and enforceable against the Seller in accordance with its terms.

1.6	Incorporation

The Seller is validly incorporated, organised and subsisting in accordance with the laws of its place of incorporation.

1.7	No trust

The Seller enters into and performs this agreement on its own account and not as trustee for or nominee of any other person.

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2	Target Group Members

2.1	Group structure

At Completion:

(a)

the structure diagram for the Target Group Members set out in Attachment 5 of the Seller Disclosure Letter is accurate and complete and, except where indicated, shareholdings are 100%, and all shares in Target Group Members are held beneficially; and

(b)

no Target Group Member is the holder or beneficial owner of any shares or other capital in any body corporate (wherever incorporated) or any units in a unit trust except as described in Attachment 5 of the Seller Disclosure Letter.

2.2	Target Group Members

Each Target Group Member:

(a)	is duly incorporated under the laws of the place of its incorporation;

(b)	has the power to own its assets and carry on the Target Petroleum Business as it is being carried on at Completion;

(c)	is duly registered and authorised to do business in those jurisdictions which, by the nature of its business and assets, makes registration or authorisation necessary; and

(d)	has conducted the Target Petroleum Business in compliance with the constitution or other constituent documents of that Target Group Member.

2.3	No Encumbrances or other arrangements

For each Target Group Member:

(a)

at Completion, all of its shares are free and clear of all Encumbrances (other than Permitted Encumbrances) and the holders of such shares are entitled to exercise all rights, including voting rights and rights to receive a dividend, attached to the shares, except to the extent Fairly Disclosed in the Target Disclosure Materials;

(b)

at Completion, its shares can be sold and transferred free of any competing rights, including pre-emptive rights or rights of first refusal, except restrictions on transfer that may be imposed by the organizational documents or other governing documents of such Target Group Member, any Permitted Encumbrances or to the extent Fairly Disclosed in the Target Disclosure Materials;

(c)

its shares are fully paid and no money is owing in respect of them, except in respect of BHP Petroleum (North West Shelf Pty Ltd), Perdido Mexico Pipeline Holdings, S.A. de C.V. and Perdido Mexico Pipeline, S. de R.L. de C.V;

(d)	it is not under an obligation to issue, and no person has the right to call for the issue or transfer of, any shares or other securities in it at any time; and

(e)	it has not issued securities with conversion rights to shares or securities in it and there are no agreements or arrangements under which options or convertible notes have been issued by it.

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2.4	No unpaid dividends

No dividend, bonus issue or other distribution has been declared by a Target Group Member that remains unpaid at Completion.

2.5	Joint ventures

So far as the Seller is aware, no Target Group Member is a party to, or has agreed to become a party to, a joint venture or partnership, which has not been Fairly Disclosed in the Target Disclosure Materials.

3	Accounts

For the purposes of clause 9.1:

(a)	Warranties 3.1 and 3.2 are given as at Completion only (and not at signing of the agreement); and

(b)	Provided that the Locked Box Accounts are delivered by the Seller in accordance with clause 3.6(h), warranty 3.3 is given as at signing of the agreement only (and not at Completion).

3.1	Basis of preparation

The Locked Box Accounts have been prepared:

(a)	in accordance with the Accounting Standards;

(b)	in accordance with applicable laws; and

(c)	in the manner described in the notes to them.

3.2	Fair presentation

The Locked Box Accounts fairly present, in all material respects, in conformity with IFRS and interpretations as issued by the International Accounting Standards Board (except as may be indicated in the notes thereto), the financial position of the combined Target Group (excluding the Restructure Entities) as at the Effective Time, and the results of its operations and its cash flows for the year ended on the Effective Time.

3.3	Unaudited Balance Sheet

The Unaudited Balance Sheet presents fairly in all material respects including for the purposes of determining the Locked Box Payment the financial position of the Target Group Members (excluding the Restructure Entities) as at the Effective Time and their performance for the financial period ended on the Effective Time.

3.4	Position since Effective Time

Since the Effective Time:

(a)

each Target Group Member has conducted its Target Petroleum Business in all material respects in the ordinary and usual course of the Target Petroleum Business, other than for the transactions contemplated by this agreement and the Transaction Agreements; and

(b)	so far as the Seller is aware, there has been no been no breach by the Seller of clause 5.4.

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4	Business Records

(a)

So far as the Seller is aware, the Business Records and the Relevant Records, other than the Unaudited Balance Sheet, Locked Box Accounts, management accounts or any accounting records, but including tax records:

(1)	have or has been properly maintained; and

(2)	do or does not contain or reflect any material inaccuracies or material discrepancies.

(b)

The Business Records and the Relevant Records (the latter subject to clause 15), other than the management accounts or any accounting records (other than accounting records to support statutory obligations), but including tax records, that are material to the operation of the Target Petroleum Business will be available to the Target Group.

5	Assets

5.1	Ownership

All Assets are legally and beneficially owned by the Target Group Member, free and clear of all Encumbrances (other than Permitted Encumbrances), or otherwise (in the case of the Assets which are not legally and beneficially owned by a Target Group Member as described in Attachment 3 of the Seller Disclosure Letter) one or more Target Group Members has a right to the Assets.

5.2	Petroleum Titles

(a)	So far as the Seller is aware, the Petroleum Titles comprise all petroleum titles in which a Target Group Member has an interest or which are used in the Target Petroleum Business.

(b)	So far as the Seller is aware, the details of the Petroleum Titles in Attachment 3 of the Seller Disclosure Letter are complete and accurate in all material respects.

(c)	So far as the Seller is aware:

(1)	the Petroleum Titles are in full force and effect;

(2)	the Target Group Member’s interest in the Petroleum Titles are legally and beneficially owned by the Target Group Member free and clear of all Encumbrances (other than Permitted Encumbrances);

(3)	the relevant Target Group Member holding each Petroleum Title has not received any written notice that:

(A)	there has been a material breach of the terms and conditions of the relevant Petroleum Title;

(B)

there are outstanding payments due in respect of rents, royalties, bonuses, Taxes, or other payments in respect of the Petroleum Titles under the Petroleum Legislation which governs each Petroleum Title or any product sharing or similar arrangements with a Governmental Agency, in each case in relation to the Governmental Agency granting a right for the exploration, appraisal, development or production of petroleum; or

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(C)	any person intends or has the right to revoke or terminate any Petroleum Title or require the relinquishment of any area covered by a Petroleum Title that has not been rectified or otherwise resolved.

5.3	Material contracts

(a)	So far as the Seller is aware:

(1)	all cash calls due and payable by a Target Group Member under a Joint Operating Agreement have been or will be paid;

(2)

no Target Group Member has given notice of any withdrawal or intention to withdraw, and has not received written notice from any party to a Joint Operating Agreement of that party’s withdrawal or intention to withdraw, from a Joint Operating Agreement, in each case that has not been completed or subsequently withdrawn;

(3)

no Target Group Member has given a sole risk or non-consent notice, and has not received any written sole risk or non-consent notice, pursuant to a Joint Operating Agreement, in each case that has not been completed or subsequently withdrawn, and there are no material sole risk penalties owed to or by any Target Group Member;

(4)

no Target Group Member has received written notice that it is in default or material breach, or would be in default or material breach but for the requirements of notice or lapse of time, under a Joint Operating Agreement or Other Material Contract and, as at the date of this agreement, no other party to a Joint Operating Agreement or Other Material Contract is in default or material breach, or would be in default or material breach but for the requirements of notice or lapse of time;

(5)

no Operator has given written notice of resignation and no written notice of removal has been received by the Operator under the relevant Joint Operating Agreement, that in each case has not been completed or subsequently withdrawn;

(6)	as at the date of this agreement, no Target Group Member has received, or given, any written notice of termination of any Joint Operating Agreement or Other Material Contract; and

(7)

there are no material contracts, consents and authorisations of the Target Group which contain change of control provisions, unilateral termination rights, notification rights, pre-emptive rights or tag along rights which are required by, triggered by or exercised in response to, implementation of Unification (and have not been de-activated or satisfied as at Completion).

(b)

As at Completion, there are no related party agreements between the Target Group Members on the one hand and the Other Seller Entities on the other hand, other than as Fairly Disclosed in the Target Disclosure Materials or the Transaction Agreements.

5.4	Projects

Other than as disclosed in Attachment 3 of the Seller Disclosure Letter, the interest of the Target Group Members in the Projects are held free from any farm-in, royalties, production payments, net profit interests, easements, restrictive covenants, caveats and/or other security interests other than to the extent Fairly Disclosed in the Target Disclosure Materials or obligations in respect of:

(a)	the terms and conditions of the relevant Petroleum Titles and dealings registered against such Petroleum Titles;

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(b)	present or future obligations arising under legislation, regulations or by -laws, orders of Governmental Agencies or the terms of Authorisations;

(c)	the joint venture agreement or similar relating to that Project; and

(d)	undetermined or inchoate liens incurred or created in favour of suppliers and contractors to the Project in the ordinary course of business.

5.5	Environmental

So far as the Seller is aware, in relation to Assets in respect of which a Target Group Member is or has been the Operator, no notice in writing has been received about any breach by any Target Group Member of Environmental Laws in relation to those Assets, which has not been rectified or otherwise resolved.

6	Intellectual property

(a)

So far as the Seller is aware, a Target Group Member is the sole legal and beneficial owner of all right, title and interest in and to the Business Intellectual Property free and clear of any Encumbrances or has valid licence to use, the Business Intellectual Property.

(b)	Neither the Seller, nor any Seller Group Member, has received notice from a Third Party that the Business Intellectual Property infringes any rights of the Third Party.

(c)

The Business Intellectual Property comprise all of the material Intellectual Property Rights required to operate, and are sufficient for the operation of, the Target Petroleum Business on Completion in substantially the same manner as conducted in the last 12 months prior to the Effective Time.

(d)

For the purposes of this warranty 6, “Business Intellectual Property” means all Intellectual Property Rights owned by or licensed to a Target Group Member (including Intellectual Property Rights licensed or contemplated to be licensed to a Target Group Member under clause 14.5 or under the ITSA).

7	Properties

7.1	Property

So far as the Seller is aware, no Target Group Member has received a written notice that it must not, or does not have the right to, access real property in a manner that any Target Group Member (or its personnel) has accessed the real property in the 12 months prior to Completion, other than in relation to suspension of access that is scheduled or due to an emergency, maintenance or similar circumstances.

7.2	Freehold Properties

Each Target Group Member specified in Attachment 4 of the Seller Disclosure Letter as the registered proprietor of a Freehold Property:

(a)	is the sole legal and beneficial owner of that Freehold Property and has good and marketable title to that Freehold Property;

(b)	holds the interest in the Freehold Property free of all Encumbrances except for any Permitted Encumbrances.

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7.3	Leasehold Properties

(a)	The Target Group Members have the exclusive occupation and quiet enjoyment of the Leasehold Properties (excluding any Property which the Seller occupies under a licence).

(b)	So far as the Seller is aware, no Target Group Member has received any written notice to vacate or notice to quit from any Third Party pursuant to the property leases for the Leasehold Properties.

(c)	So far as the Seller is aware, no Target Group Member is in breach of, or default under, any of the property leases for the Leasehold Properties.

7.4	No adverse Property notices

So far as the Seller is aware, neither the Seller nor any Target Group Member has received a notice (statutory or otherwise) from any person in respect of any Property:

(a)	in respect of the compulsory acquisition or resumption of all or any part of any Property;

(b)	requiring work to be done or expenditure to be made on or in respect of any Property;

(c)	in respect of any contemplated, pending or threatened condemnation; or

(d)	in respect of any contemplated, pending or threatened change to the planning, zoning or other ordinances,

which may materially adversely affect the use of all or any part of any Property by the Target Group.

8	Information technology

(a)

The information technology and telecommunications assets, systems, networks, communications links, hardware (including peripherals and storage media), databases, software and all related documentation used by a Target Group Member in the conduct of the Target Petroleum Business as at the date of this agreement (Systems) comprise all the information technology and telecommunications systems, hardware and software necessary for the conduct of the Target Petroleum Business after Completion as conducted in the last 12 months prior to Completion.

(b)	The Systems used by a Target Group Member:

(1)

other than in respect of those IT Assets to be transferred to the Seller or an Other Seller Entity described in clause 5.1(d)(1), are owned by a Target Group Member or are licensed, leased or supplied under an enforceable written agreement with a Target Group Member;

(2)

other than in respect of those IT Assets to be transferred to the Seller or an Other Seller Entity described in clause 5.1(d)(1), the Systems perform their intended function and, in combination with the activities, licences and services to be provided under the ITSA, will operate at Completion in accordance with the level of operations for those Systems which is consistent with the level of operations reasonably expected (as evidenced by the BHP documented expected performance of those Systems) for the Seller and Other Seller Entities during the 6 months prior to the Effective Time;

(3)	there are procedures and facilities in place in respect of internal and external security of the Systems that are in accordance with documented and approved BHP standards;

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(4)	the Target Group Members have in place (or a third party provides) disaster recovery plans or process for the Systems which are consistent with documented and approved BHP standards; and

(5)

all royalties and other payments due under the licences for software comprised in the Systems have been paid and the Seller and Target Group Members are not in breach of any obligations owed under such licences.

9	Litigation and Authorisations

9.1	Litigation

So far as the Seller is aware, no Target Group Member has received any written notice of any investigation, regulatory action, claim or litigation.

9.2	Authorisations

So far as the Seller is aware, the Target Group Members and/or the relevant Operator hold all necessary Authorisations material to carrying on the Target Petroleum Business as it is being carried on at the date of this agreement (Material Authorisations).

9.3	Compliance with Authorisations and laws

So far as the Seller is aware:

(a)	all Material Authorisations held by the Target Group are valid and subsisting and have been complied with in all material respects by the relevant Target Group Member;

(b)

no Target Group Member is in receipt of any notice in writing communicating material non-compliance with any applicable laws or Material Authorisations which has not been fully rectified or otherwise resolved; and

(c)	no Material Authorisation is likely to be suspended, cancelled, materially altered or revoked, including as a result of the transactions contemplated by this agreement.

10	Anti-bribery and corruption, sanctions and export controls

10.1	Unlawful payments

(a)

No Target Group Member and no Employee, officer, agent or other person or entity that provides services for is authorised to act for or on behalf of a Target Group Member has, in connection with this agreement or the ownership or operation of the Target Group’s business:

(1)

induced a person to enter into an agreement or arrangement with a Target Group Member in connection with the Target Petroleum Business by means of an unlawful payment, contribution, gift or other inducement;

(2)

offered, promised, made or authorised the provision of an unlawful payment, contribution, gift or anything of value to a Government Official or any other person to influence official action or secure an improper advantage (including to obtain or retain business or a financial or business advantage (including a future business advantage)), or to encourage the recipient to breach, or reward the recipient for having breached, a duty of good faith or loyalty or the policies of his/her employer; or

(3)	is otherwise in violation of any Applicable Anti-Bribery and Corruption Laws.

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(b)

The Target Group Members have maintained reasonable internal controls over all transactions in connection with the Target Petroleum Business, and have maintained reasonably accurate books and records for each transaction, in compliance with applicable laws including Applicable Anti-Bribery and Corruption Laws.

10.2	Notices and investigations in relation to compliance with Applicable Anti-Bribery and Corruption Laws

(a)

So far as the Seller is aware, no Target Group Member has received any notice, subpoena, demand or other communication (whether oral or written) from a Governmental Agency within the 12 months prior to the date of this agreement alleging that the Target Group Member has:

(1)	been investigated (or is being investigated) in connection with any Applicable Anti-Bribery and Corruption Laws; or

(2)

been suspected in any jurisdiction of having engaged in any conduct with respect to matters which would constitute an actual, alleged, possible or potential breach of, or failure to comply with any Applicable Anti-Bribery and Corruption Laws.

(b)

So far as the Seller is aware, no proceeding by or before any Governmental Agency involving any Target Group Member with respect to Applicable Anti-Bribery and Corruption Laws is pending, or to the knowledge of the Seller is threatened and there are no current or pending internal investigations involving any Target Group Member relating to potential non-compliance with Applicable Anti-Bribery and Corruption Laws.

10.3	Compliance program

The Target Group Members have in place a compliance program, which includes policies and procedures in relation to business ethics and conduct (including the reporting, investigating and acting upon of suspected violations of Applicable Anti-Bribery and Corruption Laws) reasonably designed to prevent their directors, officers, employees, contractors, sub-contractors, service providers, agents and intermediaries from undertaking any activity, practice or conduct relating to the business of the Target Group and the Target Group Members that would or is likely to constitute an offence under Applicable Anti-Bribery and Corruption Laws.

10.4	Sanctions and controls

(a)	Neither the Seller nor any Target Group Member:

(1)	is organised under the laws of, or located or ordinarily resident in, a Sanctioned Country or Territory;

(2)	is part of nor owned or controlled by the government of a Sanctioned Country or Territory; or

(3)	is a Sanctioned Party.

(b)

So far as the Seller is aware, neither the Seller nor any Target Group Member nor any Employee, officer, agent or other person or entity while providing services for or acting for or on behalf of a Target Group Member has taken any actions that would cause it to become a Sanctioned Party or otherwise to become sanctioned, restricted, designated or otherwise subject to penalty under Applicable Trade Controls Laws.

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11	Divested, non-oil and gas operations and relinquished assets

11.1	Divested entities and assets

No Liability exists in respect of a Claim against any Target Group Member that has been made, and so far as the Seller aware, no circumstances are likely to give rise to a Claim, under any agreement in relation to a material divestment of entities or assets.

11.2	Non-oil and gas operations

No Target Group Member is subject to any Liability in respect of mining operations that are not oil and gas related.

11.3	Relinquished assets

So far as the Seller is aware, no circumstances exist that are likely to give rise to a Claim against the Target Group in respect of any oil & gas operations or petroleum titles that have been relinquished or ceased to be operated and is not reasonably capable of being recommenced.

12	Employees and superannuation funds

12.1	Details of Employees

The Target Disclosure Materials and the Target Group Employee List contain a complete and accurate list and full details as at the date of this agreement of:

(a)	the matters referred to in clause 3.1(a) of Schedule 4;

(b)	the material benefits and incentive arrangements (including bonuses, incentives and equity entitlements) generally applicable to Employees that are employed by the Target Group; and

(c)

all independent contractor agencies who provide employee services key to the operations of the Target Petroleum Business but who are not engaged by a Target Group Member, and in each case a copy of the independent contractor agency’s terms of engagement.

12.2	The Target Group’s workforce

As at the Completion Date:

(a)

each Transferring Employee and Singapore Transferring Employee listed in the Non-Target Group Employee List is required for the operation of the Target Petroleum Business in the manner it has been carried on in the 12 months prior to this agreement;

(b)

each Target Functions Employee listed in the Target Functions Employee List is required for the operation of the Target Petroleum Business in the manner it has been carried on in the 12 months prior to this agreement;

(c)

each Seller Employee listed in the Seller Group Employee List is not required for the operation of the Target Petroleum Business in the manner it has been carried on in the 12 months prior to this agreement;

(d)

the Employees represent the entirety of the individuals that the Seller considers reasonably necessary for the operation of the Target Petroleum Business in the manner it has been carried on in the 12 months prior to this agreement; and

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(e)

other than the Transferring Employees and Singapore Transferring Employees, all individuals that the Seller considers reasonably necessary to carry on the Target Petroleum Business in the manner it has been carried on in the 12 month period prior to the date of this agreement are employed exclusively by a Target Group Member.

12.3	Standard form employment agreements

The Target Disclosure Materials contain true and complete copies of all standard form employment contracts (including standard form offer letters) currently used by the Target Group.

12.4	Industrial instruments

The Target Disclosure Materials Fairly Disclose all Industrial Instruments which cover or apply to the Employees in the Target Petroleum Business.

12.5	Enterprise bargaining

So far as the Seller is aware, no Seller Group Member or Target Group Member is currently engaged in bargaining for an Industrial Instrument that would cover or apply to any Employee, or has received any demand from any Employee (or applicable union) to negotiate an Industrial Instrument.

12.6	Compliance

(a)

So far as the Seller is aware, each Target Group Member (and Seller Group Member to the extent they employ an Employee) has in each relevant jurisdiction materially complied with all obligations under employment contracts, industrial, labour and employment-related laws (including all such laws and applicable orders and regulations with respect to minimum wage requirements and hours of work, anti-discrimination, anti-retaliation, anti-harassment, employee leave, recordkeeping, proper classification of employees and contractors, immigration, collective bargaining, arising from being a federal or state government contractor or subcontractor and work health and safety), industrial agreements and awards, and with all codes of conduct and practice relevant to conditions of service.

(b)

So far as the Seller is aware, all Employees and contractors of any Target Group Member, and all former employees and contractors of each Target Group Member, have been paid all wages, bonuses, and other compensation, and been provided all benefits, owed to them by any Target Group Member.

(c)

So far as the Seller is aware, each Target Group Member (and Seller Group Member to the extent they employ an Employee) has in each relevant jurisdiction materially complied with all obligations in respect of the accrual of Employees’ leave entitlements in accordance with statutory requirements.

12.7	Benefits in connection with Transaction

(a)

Except for any retention or severance payment or as set out in Schedule 4, no Employee is, or may become, entitled to any bonus, compensation, payment, benefit or other award which is triggered by the execution of or completion of this agreement, and for which the Target Group or Seller Group may become liable.

(b)

Except for any retention or severance payment or as set out in Schedule 4, no Seller Employee is, or may become, entitled to any bonus, compensation, payment, benefit or other award which is triggered by the execution of or completion of this agreement (including as a consequence of any obligation in Schedule 4), and for which a Target Group Member may become liable.

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12.8	No Employee disputes

(a)

So far as the Seller is aware, neither the Seller Group or any Target Group Member has received notice of or been involved in any dispute with any union or any Employee or any former employee or independent contractor at any time within the 18 months preceding this agreement in each case which remains outstanding or threatened.

(b)

So far as the Seller is aware, neither the Seller Group or any Target Group Member has been ordered to pay any material damages, compensation or award to any Employee or any former employee or independent contractor during the period of 18 months prior to the date of this agreement.

(c)

So far as the Seller is aware, the Target Disclosure Material contains full details of all disputes and claims that have been made by or in respect of an Employee, Employee or Seller Employee, or former employee or independent contractor against a Target Group Member or Seller Group Member during the period of 18 months prior to the date of this document.

12.9	Workplace health and safety

(a)

So far as the Seller is aware, the Target Disclosure Materials contain full details of all notices, compliance or improvement notices, prosecutions and fines received by a Target Group Member or Seller Group Member (to the extent they employ an Employee) in respect of any breach or alleged breach of workplace health and safety laws or standards within a period of 24 months prior to the date of this agreement.

(b)

So far as the Seller is aware, there is no current or, any threatened investigation notice, audit, charge, citation, compliance or improvement notice or prosecution of any Target Group Member or Seller Group Member under work health and safety laws and so far as the Seller is aware, there are no facts, matters or circumstances which may give rise to any such investigation, notice or proceedings.

12.10	Active or potential workers compensation claims

So far as the Seller is aware, there are no current or potential workers compensation claims relating to Employees other than those Fairly Disclosed in the Target Disclosure Materials or as set out in the Seller Disclosure Letter.

12.11	Immigration law

So far as the Seller is aware, each Employee holds any visa or other work permit required to lawfully work in the jurisdiction where that Employee is located. So far as the Seller is aware, each Target Group Member or Seller Group Member (to the extent they employ an Employee) has complied in all material respects with immigration laws applicable to the Employees.

12.12	Superannuation funds

(a)

So far as the Seller is aware, the Seller Group and the Target Group have provided at least the prescribed minimum level of superannuation support for each Employee so as not to incur a shortfall amount under the Superannuation Guarantee (Administration) Act 1992 (Cth) and there are no outstanding or unpaid superannuation contributions (whether under an employment contract, an industrial agreement, an applicable law or otherwise) on the part of the Seller Group or the Target Group as at the Completion Date or in respect of any period until the Completion Date. Each Target Group Member and Seller Group Member has materially complied with the terms of all superannuation plans and applicable laws.

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(b)

There is no defined benefit plan or multiemployer plans in the Target Group or Seller Group, other than as Fairly Disclosed in the Target Disclosure Materials and as at Completion there are no outstanding or unpaid contributions which are presently due and payable to or in respect of such defined benefit plan or multiemployer plans. As at the Completion Date, no Target Group Member has an obligation (whether under an employment contract, an industrial agreement, an applicable law or otherwise) to contribute any amount, or support in any way, a defined benefit plan in respect of any Employee, whether under the BHP Billiton Superannuation Fund (as part of Plum Super, within the MLC Super Fund) or any other superannuation fund, except as set out in Schedule 4.

12.13	US Employees and Benefits

As of the date of this agreement, Seller represents and warrants:

(a)

No US Employee is represented by a labour union or other representative of employees and no Target Group Member employing any US Employees is a party to, subject to, or bound by a collective bargaining agreement or any other contract with a labour union or representative of Employees.

(b)

There are no, and there have never been any, strikes, lockouts or work stoppages existing or, to Seller’s knowledge, threatened, with respect to any US Employees or other individuals who have provided services with respect to the Target Group Members’ business in the United States in the 18 months prior to Completion.

(c)

There have been no union certification or representation petitions or demands with respect to any US Employees, and, to Seller’s knowledge, no union organising campaign or similar effort is pending or threatened with respect to any US Employee or the business conducted by any Target Group Member in the United States in the 18 months prior to Completion.

(d)	The Target Disclosure Materials contains a true, correct and complete list and full details of each Target Group US Plan.

(e)

None of the Target Group Members or any of the ERISA Affiliates of the Target Group Members contribute to, have any obligation to contribute to, or have at any time within six years prior to the Completion Date contributed to or had an obligation to contribute to a US Employee Benefit Plan that is:

(1)	a multiemployer plan within the meaning of Section 3(37) of ERISA; or

(2)

except for the US Pension Plan and the Seller Group pension plans described in the Target Disclosure Materials, a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Internal Revenue Code.

(f)

No Target Group US Plan is funded through a trust that is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Internal Revenue Code. So far as the Seller is aware, there does not now exist, nor do any circumstances exist that could result in any “controlled group liability” of any Seller Group Member or any ERISA Affiliate of any Seller Group Member (other than with respect to a Target Group US Plan) that would become a liability of Woodside, a Target Group Member or any of their respective affiliates following Completion. For the purposes of this clause, the term “controlled group liability” means any and all Liabilities:

(1)	under Title IV of ERISA;

(2)	under Sections 206(g), 302 or 303 of ERISA;

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(3)	under Sections 412, 430, 431, 436 or 4971 of the Internal Revenue Code;

(4)	as a result of the failure to comply with the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Internal Revenue Code; and

(5)	under corresponding or similar provisions of any foreign laws.

(g)

So far as Seller is aware, each Target Group US Plan (and each related trust, insurance contract or fund) complies in form and in operation with the requirements of applicable laws, including ERISA and the Internal Revenue Code.

(h)

So far as Seller is aware, the Target Group Members and Seller Group Members have materially performed all obligations (whether arising by operation of applicable laws or by contract) required to be performed by them in connection with the Target Group US Plans, and so far as the Seller is aware, there have been no defaults or violations by any other party to the Target Group US Plans.

(i)	So far as Seller is aware, each Target Group US Plan has been administered and operated materially in compliance with its governing documents.

(j)

So far as Seller is aware, all reports and disclosures relating to the US Employee Benefit Plans required to be filed with or provided to Governmental Agencies, plan participants or beneficiaries have been filed or provided in accordance with applicable laws in a timely manner.

(k)

So far as Seller is aware, each Target Group US Plan that could be a “nonqualified deferred compensation” arrangement under Section 409A of the Internal Revenue Code complies with Section 409A of the Internal Revenue Code, and no service provider is entitled to a tax gross-up or similar payment for any tax or interest that may be due under Section 409A of the Internal Revenue Code.

(l)

So far as Seller is aware, there are no actions, suits or claims pending (other than routine claims for benefits) or, so far as the Seller is aware, threatened against, or with respect to, any of the US Employee Benefit Plans or their assets.

(m)

So far as Seller is aware, all contributions required to be made to the US Employee Benefit Plans pursuant to their terms and the provisions of ERISA, the Internal Revenue Code or any other applicable laws have been made in a timely manner.

(n)	So far as Seller is aware, no act, omission or transaction has occurred which would result in any Target Group Member, directly or indirectly, being subject to:

(1)	breach of fiduciary duty liability damages under Section 409 of ERISA;

(2)	a civil penalty assessed pursuant to Section 502 of ERISA; or

(3)	a tax imposed pursuant to Chapter 43 of Subtitle D of the Internal Revenue Code.

(o)

There is no matter pending (other than routine qualification determination filings) with respect to any of the US Employee Benefit Plans before the U.S. Internal Revenue Service, the U.S. Department of Labour, the U.S. Pension Benefit Guaranty Corporation or other Governmental Agency.

(p)

Each US Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Internal Revenue Code has received, or has requested in a timely manner, a favourable determination letter or opinion letter from the U.S. Internal Revenue Service that can be relied upon with respect to such US Employee Benefit Plan’s qualified status under Section 401(a)

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of the Internal Revenue Code and the exempt status of any related trust under Section 501(a) of the Internal Revenue Code, and, so far as Seller is aware, no event has occurred and no condition exists that would reasonably be expected to result in the revocation of such qualified status or exempt status. Other than as described in the Target Disclosure Materials, there has been no termination or partial termination of any such US Employee Benefit Plan within the meaning of Section 411(d)(3) of the Internal Revenue Code.

(q)	With respect to the US Pension Plan and each Seller Group pension plan described in the Target Disclosure Materials:

(1)	no reportable event within the meaning of Section 4043(c) of ERISA (other than an event for which the 30-day notice period has been waived) has occurred;

(2)

no Target Group Member, Seller Group Member or any ERISA Affiliate of a Target Group Member or Seller Group Member has failed to satisfy all applicable funding and contribution requirements under ERISA and the Internal Revenue Code, and no application for the waiver of a minimum funding standard has been filed;

(3)

no Target Group Member or Seller Group Member any ERISA Affiliate of a Target Group Member or Seller Group Member has incurred any liability pursuant to Section 4063 or 4064 of ERISA and there has been no cessation of operations with respect to any such plan within the meaning of Section 4062(e) of ERISA;

(4)

other than as disclosed in the Target Disclosure Materials, no notice of intent to terminate any such plan has been filed, and no amendment of any such plan has been or will be treated as a termination of such plan under Section 4041 of ERISA;

(5)	the U.S. Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such plan;

(6)	there are no grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan;

(7)	no such plan is in at-risk status (within the meaning of Section 430 of the Internal Revenue Code or Section 303 of ERISA);

(8)

there has been no imposition or incurrence of any liability under Title IV of ERISA, other than for premiums due to the U.S. Pension Benefit Guaranty Corporation but not delinquent under Section 4007 of ERISA; and

(9)

no lien has been imposed upon any Target Group Member, Seller Group Member or any ERISA Affiliate of a Target Group Member or Seller Group Member pursuant to Section 430(k) of the Internal Revenue Code or Section 303(k) of ERISA.

(r)

The present value of all accrued benefits under the US Pension Plan (based on those assumptions used to fund the US Pension Plan) did not, as of the last annual valuation date prior to the date on which this representation is made, exceed the value of the assets of the US Pension Plan allocable to such accrued benefits.

(s)

Except to the extent required pursuant to Section 4980B(f) of the Internal Revenue Code and the corresponding provisions of ERISA, no Target Group US Plan (other than the US Retiree Medical Plan) provides retiree medical, retiree life insurance or other post-employment welfare benefits to any person, and no Target Group Member is contractually or otherwise obliged (whether or not in writing) to, and no Target Group Member has ever represented that it will, provide any person with

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life insurance or medical benefits upon retirement or termination of employment except pursuant to the US Retiree Medical Plan. The US Retiree Medical Plan may be unilaterally amended or terminated in its entirety without liability except as to benefits accrued and payable thereunder prior to such amendment or termination.

(t)

In connection with the Completion of the Transaction, no payments of money or property, acceleration of benefits, or provisions of other rights have or will be made under this agreement, under any agreement, plan or other program contemplated in this agreement, or under the US Employee Benefit Plans which, either alone or together with any other payments or benefits, would be reasonably likely to result in the imposition of the sanctions imposed under Sections 280G and 4999 of the Internal Revenue Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

(u)

Except as Fairly Disclosed in the Seller Disclosure Letter, neither the execution nor the delivery of this agreement nor the Completion of the Transaction will, either alone or in conjunction with any other event (whether contingent or otherwise):

(1)	except as described at clause 12.7 of Schedule 2, increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any Employee;

(2)	except as otherwise provided in Schedule 4, result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation; or

(3)

require any Target Group Member to make a larger contribution to, or pay greater compensation, payments or benefits under, any US Employee Benefit Plan than they otherwise would have, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered.

13	Solvency

13.1	No liquidation

Neither the Seller nor any Target Group Member has:

(a)	gone, or is proposed to go, into liquidation;

(b)	passed a winding-up resolution or commenced steps for winding-up or dissolution; or

(c)

received a deregistration notice under section 601AB of the Corporations Act or applied for deregistration under section 601AA of the Corporations Act (or any equivalent notice in its place of incorporation).

13.2	No winding-up process

No petition or other process for winding-up or dissolution has been presented or threatened in writing against the Seller or any Target Group Member and, so far as the Seller is aware, there are no circumstances justifying such a petition or other process.

13.3	No receiver or manager

No receiver, receiver and manager, judicial manager, liquidator, administrator or like official has been appointed over the whole or a substantial part of the undertaking or property of the Seller or a Target Group Member, and, so far as the Seller is aware, there are no circumstances justifying such an appointment.

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13.4	Arrangements with creditors

Neither the Seller nor any Target Group Member has entered into, or taken steps or proposed to enter into, any arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

13.5	No writs

No writ of execution has issued against any Target Group Member or the property of that company and, so far as the Seller is aware, there are no circumstances justifying such a writ.

13.6	Solvency

Each Target Group Member is able to pay its debts as and when they fall due. No Target Group Member is taken under applicable laws to be unable to pay its debts or has stopped or suspended, or threatened to stop or suspend, payment of all or a class of its debts.

14	Insurance

14.1	Disclosure

The document in the Target Data Room with data room reference number 5.6.2 (as updated within the Seller Disclosure Letter) contains a list of all Current Insurance Policies.

14.2	Currency

(a)	Other than as set out in the Seller Disclosure Letter, each of the Current Insurance Policies is, as at the date of this agreement, in full force and effect and all applicable premiums have been paid.

(b)	So far as the Seller is aware, each Seller Group Member has complied in all material respects with its obligations under the Current Insurance Policies.

(c)

So far as the Seller is aware and except as set out in the Seller Disclosure Letter, there is no fact or circumstance which is known or could reasonably be expected to be known to the Seller or the Seller Group Members which might render any of the Insurance Policies void, voidable or unenforceable or otherwise limit, reduce or prejudice recovery under any Insurance Policy.

(d)

As at the date of this agreement, so far as the Seller is aware, no Seller Group Member has failed to disclose any information which has or may render any Insurance Policy void, cancellable or limit cover otherwise available.

14.3	No claims

(a)

Other than those claims set out in the Seller Disclosure Letter, so far as the Seller is aware, there are no outstanding claims made by a Target Group Member or any person on its behalf under any Insurance Policies.

(b)

So far as the Seller is aware, all material claims, and all events, occurrences, facts or circumstances which may result in a material claim that relates to a Target Group Member have been notified to the relevant insurer(s) in accordance with the rights and obligations of the relevant insured(s) under each Insurance Policy and applicable laws.

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14.4	Insurance required by law

(a)

So far as the Seller is aware, each Target Group Member has in place as at the date of this agreement all insurances and reinsurances required by law to be effected by it as an insured in all jurisdictions in which the Target Group Members and/or the Target Petroleum Business operates, subject to deductibles.

(b)

Each Target Group Member has had in place for the period 7 years’ prior to the date of this agreement all insurance and reinsurances required by law to be effected by it as an insured in all jurisdictions in which the Target Group Members and/or the Target Petroleum Business operates, subject to deductibles.

14.5	Workers compensation

(a)

So far as the Seller is aware, the Seller has not as at the date of this agreement or at any time prior breached or failed to comply with the terms of its Authorisations with respect to workers compensation self-insurance in any jurisdiction in which it self-insures.

(b)

So far as the Seller is aware, the Target Group Members will remain entitled to be indemnified with respect to workers compensation liabilities and common law employers liability claims from the relevant workers compensation insurer (including the Seller) for all claims arising from pre-Completion events, acts, omissions and other risks irrespective of when the claim is made notwithstanding that the Target Group Members will, post Completion, no longer be members of the Seller Group.

14.6	Adequacy

The Insurance Policies:

(a)	were underwritten in accordance with or were consistent with the Seller Group’s usual insurance arrangements;

(b)	save for any self-insurance arrangements, were agreed on an arm’s length basis (including any insurance provided via affiliates or captives); and

(c)	at the time they came into effect:

(1)	were considered to be reasonable having regard to the risks associated with the operation of the Target Group and the Target Petroleum Business, and the risk appetite of the Seller Group; and

(2)	complied with the governing law of the Insurance Policy and where different, with the law of the jurisdiction in which the Insurance Policy was placed.

15	Taxes and Duties

15.1	Tax paid

At Completion:

(a)

any Tax or Duty arising under any Tax Law due and payable in respect of any transaction, income or assets of a Target Group Member for all periods up to Completion has been paid by their due date(s); and

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(b)	any Australian income tax payable by the Seller’s Head Company for all periods up to Completion has been paid.

15.2	Withholding tax

Any obligation on a Target Group Member under any Tax Law to withhold amounts at source has been complied with.

15.3	Records

Each Target Group Member has maintained proper and adequate records to enable it to comply in all material respects with its obligations to:

(a)	prepare and submit any information, notices, computations, returns and payments required in respect of any Tax Law;

(b)	prepare any accounts necessary for compliance with any Tax Law;

(c)	support any position taken by a Target Group Member; and

(d)	retain necessary records as required by any Tax Law.

15.4	Returns submitted

Each Target Group Member has submitted any necessary information, notices, computations and returns to the relevant Governmental Agency in respect of any Tax or any Duty relating to the Target Group Members by the due date prescribed under the relevant legislation and such submissions are not materially misleading.

15.5	No Tax disputes, proceedings or audits

Except as Fairly Disclosed in the Target Disclosure Materials, no Target Group Member:

(a)	has received any correspondence from any Governmental Agency that its business is the subject of any Tax audit (other than routine audits by a Governmental Agency);

(b)	is party to any action or proceeding for the assessment or collection of Tax; or

(c)	has any dispute with any Governmental Agency in respect of any Tax relating to that Target Group Member.

15.6	No tainting

The share capital account of each Target Group Member is not ‘tainted’ within the meaning of section 995-1 of the Tax Act.

15.7	Consolidation

(a)	Each Target Group Member will be taken to have been a member of the Seller’s Consolidated Group at all times on and from the first time that the Target Group Member was eligible to be a member.

(b)	No Target Group Member has at any time been a member of a Consolidated Group other than the Seller’s Consolidated Group.

(c)	Immediately prior to Completion, the Tax Sharing Agreement covers all Group Liabilities of the Seller’s Consolidated Group in the manner described in section 721-25 of the Tax Act.

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(d)	The Tax Sharing Agreement and Tax Funding Agreements are valid and subsisting and have been complied with in all material respects by the Target Group Members.

(e)

The payments made before Completion by each Target Group Member to the Seller’s Head Company as contemplated by clause 17.3 represent the amount that is necessary to enable that Target Group Member to leave the Seller’s Consolidated Group at Completion clear of any Group Liability in respect of which the Group Liability Date is after Completion in accordance with section 721-35 of the Tax Act.

15.8	Compliance

So far as the Seller is aware, each Target Group Member has complied in all material respects with its obligations under applicable Tax Laws (including in relation to GST).

15.9	Duty

(a)	All Duty on Target Group transactions has been paid and no Duty exemption or concession has been sought or self-assessed by the Target Group.

(b)	No Duty exemption or concession on Target Group transactions executed prior to Completion will be revoked or clawed back as a result of the Transaction.

15.10	GST

(a)	Each Target Group Member has properly accounted for and remitted GST to the Australian Tax Office or equivalent Governmental Agency.

(b)

No Target Group Member has entered into a contract that does not allow recovery by the Target Group of an amount of GST from third parties in addition to the GST-exclusive consideration that would otherwise be payable.

15.11	Unrealised Tax gains

Neither Target Group nor the Seller’s Head Company has any unrealised Tax gains or similar historic tax attributes that will becomes realised or payable as a result of the Transaction.

15.12	U.S. taxes

(a)	(U.S. Tax Classification): The current U.S. federal income tax classification of each Target Group Member is set out in the Seller Disclosure Letter.

(b)

(Tax Partnerships): Except as set out in the Seller Disclosure Letter, no property of any Target Group Member is subject to any tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Internal Revenue Code.

16	Swaps etc

No Target Group Member has entered into any swap, option, hedge, forward, future contract or similar transaction (whether relating to oil, the price of oil, foreign exchange rates or any other commodity, interest or index), unless in the ordinary course of business in respect of the Target Petroleum Business or Fairly Disclosed in the Target Disclosure Materials.

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17	Target Disclosure Materials

(a)

The Target Disclosure Materials were compiled in good faith and so far as the Seller is aware, are not, when considered as a whole, misleading or deceptive in any material respect, including by omission.

(b)	So far as the Seller is aware, no information was intentionally omitted from the Target Disclosure Materials.

18	Anti-competitive Behaviour

The Seller is not engaged in any Anti-competitive Behaviour in relation to the potential or actual terms and conditions of this agreement, including the Purchase Price.

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Schedule 3

Woodside Warranties

1	Title and capacity

At Completion, the Woodside Shares will be:

(a)	duly issued by Woodside;

(b)	fully paid with no money is owing in respect of them;

(c)	free and clear from all Encumbrances;

(d)	rank equally with existing Woodside Shares; and

(e)	able to be sold and transferred free of any competing rights, including pre-emptive rights or rights of first refusal.

1.2	No legal impediment

The execution, delivery and performance by Woodside of this agreement:

(a)	complies with its constitution; and

(b)

does not constitute a breach of any law, order, judgement or determination of a Governmental Agency that is binding on Woodside or its assets or cause or result in a default under any Encumbrance, by which it is bound and that would prevent it from entering into and performing its obligations under this agreement.

1.3	Corporate Authorisations

All necessary authorisations for the execution, delivery and performance by Woodside of this agreement in accordance with its terms have been obtained or will be obtained before Completion, other than the consents and approvals required under clause 2.1.

1.4	Power and capacity

Woodside has full power and capacity to enter into and perform its obligations under this agreement.

1.5	Validity of obligations

Woodside’s obligations under this agreement are valid and binding and enforceable against Woodside in accordance with its terms.

1.6	Incorporation

Woodside is validly incorporated, organised and subsisting in accordance with the laws of its place of incorporation.

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1.7	No trust

Woodside enters into and performs this agreement on its own account and not as trustee for or nominee of any other person.

2	Accounts

2.1	Basis of preparation

The Woodside Group Accounts have been prepared:

(a)	in accordance with the Accounting Standards;

(b)	in accordance with applicable laws; and

(c)	in the manner described in the notes to them.

2.2	Fair presentation

The Woodside Group Accounts fairly present, in all material respects, in conformity with IFRS and interpretations as issued by the International Accounting Standards Board (except as may be indicated in the notes thereto), the financial position of the Woodside Group as at the Effective Time, and the results of its operations and its cash flows for the year ended on the Effective Time.

2.3	Position since Effective Time

Since the Effective Time:

(a)

each Woodside Group Member has conducted the business of the Woodside Group in all material respects in the ordinary and usual course of the Woodside Group business, other than for the transactions contemplated by this agreement and the Transaction Agreements; and

(b)	so far as Woodside is aware, there has been no been no breach by Woodside of clause 5.5.

3	Woodside Group Assets

3.1	Ownership

All Woodside Group Assets are legally and beneficially owned by the Woodside Group Member, free and clear of all Encumbrances (other than Permitted Encumbrances), or otherwise (in the case of the Woodside Group Assets which are not legally and beneficially owned by a Woodside Group Member as described in Attachment 1 of the Woodside Disclosure Letter one or more Woodside Group Members has a right to the Woodside Group Assets.

3.2	Woodside Petroleum Titles

(a)	So far as Woodside is aware, the details of the Woodside Petroleum Titles in Attachment 1 of the Woodside Disclosure Letter are complete and accurate in all material respects.

(b)	So far as Woodside is aware:

(1)	the Woodside Petroleum Titles are in full force and effect;

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(2)	the Woodside Group’s interest in the Woodside Petroleum Titles are legally and beneficially owned by the Woodside Group Member free and clear of all Encumbrances (other than Permitted Encumbrances);

(3)	the relevant Woodside Group Member holding each Woodside Petroleum Title has not received any written notice that:

(A)	there has been a material breach of the terms and conditions of the relevant Woodside Petroleum Title;

(B)

there are outstanding payments due in respect of rents, royalties, bonuses, Taxes, or other payments in respect of the Woodside Petroleum Titles under the Petroleum Legislation which governs each Woodside Petroleum Title or any product sharing or similar arrangements with a Governmental Agency, in each case in relation to the Governmental Agency granting a right for the exploration, appraisal, development or production of petroleum; or

(C)

any person intends or has the right to revoke or terminate any Woodside Petroleum Title or require the relinquishment of any area covered by a Woodside Petroleum Title that has not been rectified or otherwise resolved.

3.3	Material contracts

So far as Woodside is aware:

(a)	all cash calls due and payable by a Woodside Group Member under a Woodside Joint Operating Agreement have been or will be paid;

(b)

no Woodside Group Member has given notice of any withdrawal or intention to withdraw, and has not received written notice from any party to a Woodside Joint Operating Agreement of that party’s withdrawal or intention to withdraw, from a Woodside Joint Operating Agreement, in each case that has not been completed or subsequently withdrawn;

(c)

no Woodside Group Member has given a sole risk or non-consent notice, and has not received any written sole risk or non-consent notice, pursuant to a Woodside Joint Operating Agreement in each case that has not been completed or subsequently withdrawn, and there are no material sole risk penalties owed to or by any Woodside Group Member;

(d)

no Woodside Group Member has received written notice that it is in default or material breach, or would be in default or material breach but for the requirements of notice or lapse of time, under a Woodside Joint Operating Agreement or Other Material Contract and, as at the date of this agreement, no other party to a Woodside Joint Operating Agreement or Other Material Contract is in default or material breach, or would be in default or material breach but for the requirements of notice or lapse of time;

(e)

no Operator has given written notice of resignation and no written notice of removal has been received by the Operator under the relevant Woodside Joint Operating Agreement, that in each case has not been completed or subsequently withdrawn; and

(f)	as at the date of this agreement, no Woodside Group Member has received, or given, any written notice of termination of any Woodside Joint Operating Agreement or Other Material Contract.

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3.4	Projects

Other than as disclosed in Attachment 1 of the Woodside Disclosure Letter, the respective interests of the Woodside Group Members in the Woodside Projects are held free from any farm-in, royalties, production payments, net profit interests, easements, restrictive covenants, caveats and/or other security interests other than to the extent Fairly Disclosed in the Woodside Disclosure Materials or obligations in respect of:

(a)	the terms and conditions of the relevant Woodside Petroleum Titles and dealings registered against such Woodside Petroleum Titles;

(b)	present or future obligations arising under legislation, regulations or by -laws, orders of Governmental Agencies or the terms of Authorisations;

(c)	the joint venture agreement or similar relating to that Woodside Project; and

(d)	undetermined or inchoate liens incurred or created in favour of suppliers and contractors to the Woodside Project in the ordinary course of business.

3.5	Environmental

So far as Woodside is aware, in relation to Woodside Group Assets in respect of which a Woodside Group Member is or has been the Operator, no notice in writing has been received about any breach by any Woodside Group Member of Environmental Laws in relation to those Woodside Group Assets, which has not been rectified or otherwise resolved.

4	Litigation and Authorisations

4.1	Litigation

So far as Woodside is aware, no Woodside Group Member has received any written notice of any investigation, regulatory action, claim or litigation.

4.2	Authorisations

So far as Woodside is aware, the Woodside Group Members and/or the relevant Operator hold all necessary Authorisations material to carrying on the business of the Woodside Group as it is being carried on at the date of this agreement (Woodside Material Authorisations).

4.3	Compliance with Authorisations and laws

So far as Woodside is aware:

(a)	all Woodside Material Authorisations held by the Woodside Group are valid and subsisting and have been complied with in all material respects by the relevant Woodside Group Member;

(b)

no Woodside Group Member is in receipt of any notice in writing communicating material non-compliance with any applicable laws or Woodside Material Authorisations which has not been fully rectified or otherwise resolved; and

(c)	no Woodside Material Authorisation is likely to be suspended, cancelled, materially altered or revoked, including as a result of the transactions contemplated by this agreement.

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5	Solvency

5.1	No liquidation

Neither Woodside nor any Woodside Group Member has:

(a)	gone, or is proposed to go, into liquidation;

(b)	passed a winding-up resolution or commenced steps for winding-up or dissolution; or

(c)

received a deregistration notice under section 601AB of the Corporations Act or applied for deregistration under section 601AA of the Corporations Act (or any equivalent notice in its place of incorporation).

5.2	No winding-up process

No petition or other process for winding-up or dissolution has been presented or threatened in writing against Woodside or any Woodside Group Member and, so far as Woodside is aware, there are no circumstances justifying such a petition or other process.

5.3	No receiver or manager

No receiver, receiver and manager, judicial manager, liquidator, administrator or like official has been appointed over the whole or a substantial part of the undertaking or property of Woodside or a Woodside Group Member, and, so far as Woodside is aware, there are no circumstances justifying such an appointment.

5.4	Arrangements with creditors

Neither Woodside nor any Woodside Group Member has entered into, or taken steps or proposed to enter into, any arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

5.5	No writs

No writ of execution has issued against any Woodside Group Member or the property of that company and, so far as Woodside is aware, there are no circumstances justifying such a writ.

5.6	Solvency

Each Woodside Group Member is able to pay its debts as and when they fall due. No Woodside Group Member is taken under applicable laws to be unable to pay its debts or has stopped or suspended, or threatened to stop or suspend, payment of all or a class of its debts.

6	Taxes and Duties

6.1	No Tax disputes, proceedings or audits

Except as Fairly Disclosed in the Woodside Disclosure Materials, no Woodside Group Member:

(a)	has received any correspondence from any Governmental Agency that its business is the subject of any Tax audit (other than routine audits by a Governmental Agency);

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(b)	is party to any action or proceeding for the assessment or collection of Tax; or

(c)	has any dispute with any Governmental Agency in respect of any Tax relating to that Woodside Group Member.

6.2	Compliance

So far as Woodside is aware, each Woodside Group Member has complied in all material respects with its obligations under applicable Tax Laws (including in relation to GST).

6.3	No demerger group election

Woodside has not, and will not make, a choice under section 125-65(5) of the Tax Act that the Seller or any Seller Group Member will not be a member of a demerger group that includes Woodside.

7	Anti-bribery and corruption, sanctions and export controls

7.1	Unlawful payments

(a)

No Woodside Group Member and no Woodside Employee, officer, agent or other person or entity that provides services for or is authorised to act for or on behalf of a Woodside Group Member has in connection with this agreement or the ownership or operation of the Woodside Group’s business:

(1)

induced a person to enter into an agreement or arrangement with a Woodside Group Member in connection with the business of the Woodside Group by means of an unlawful payment, contribution, gift or other inducement;

(2)

offered, promised, made, or authorised the provision of an unlawful payment, contribution, gift or anything of value to a Government Official or any other person to influence official action or secure an improper advantage (including to obtain or retain business or a financial or business advantage (including a future business advantage)), or to encourage the recipient to breach, or reward the recipient for having breached, a duty of good faith or loyalty or the policies of his/her employer; or

(3)	is otherwise in violation of any Applicable Anti-Bribery and-Corruption Laws.

(b)

The Woodside Group Members have maintained reasonable internal controls over all transactions in connection with the Woodside Group business and have maintained reasonably accurate books and records for each transaction, in compliance with applicable laws including Applicable Anti-Bribery and Corruption Laws.

7.2	Notices and investigations in relation to compliance with Applicable Anti-Bribery and Corruption Laws

(a)

So far as Woodside is aware, no Woodside Group Member has received any notice, subpoena, demand or other communication (whether oral or written) from a Governmental Agency within the 12 months prior to the date of this agreement alleging that the Woodside Group Member has:

(1)	been investigated (or is being investigated) in connection with any Applicable Anti-Bribery and Corruption Laws; or

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(2)

been suspected in any jurisdiction of having engaged in any conduct with respect to matters which would constitute an actual, alleged, possible or potential breach of, or failure to comply with any Applicable Anti-Bribery and Corruption Laws.

(b)

So far as Woodside is aware, no proceeding by or before any Governmental Agency involving any Woodside Group Member with respect to Applicable Anti-Bribery and Corruption Laws is pending, or to the knowledge of Woodside is threatened and there are no current or pending internal investigations involving any Woodside Group Member relating to potential non-compliance with Applicable Anti-Bribery and Corruption Laws.

7.3	Compliance program

The Woodside Group Members have in place a compliance program, which includes policies and procedures in relation to business ethics and conduct (including the reporting, investigating and acting upon of suspected violations of Applicable Anti-Bribery and Corruption Laws) reasonably designed to prevent their directors, officers, employees, contractors, sub-contractors, service providers, agents and intermediaries from undertaking any activity, practice or conduct relating to the business of the Woodside Group and the Woodside Group Members that would or is likely to constitute an offence under Applicable Anti-Bribery and Corruption Laws.

7.4	Sanctions and controls

(a)	Neither Woodside nor any Woodside Group Member:

(1)	is organised under the laws of, or located or ordinarily resident in, a Sanctioned Country or Territory;

(2)	is part of nor owned or controlled by the government of a Sanctioned Country or Territory; or

(3)	is a Sanctioned Party.

(b)

So far as Woodside is aware, neither Woodside nor any Woodside Group Member nor any Employee, officer, agent or other person or entity while providing services for or acting for or on behalf of a Woodside Group Member has taken any actions that would cause it to become a Sanctioned Party or otherwise to become sanctioned, restricted, designated or otherwise subject to penalty under Applicable Trade Controls Laws.

8	Woodside Disclosure Materials

(a)

The Woodside Disclosure Materials were compiled in good faith and so far as Woodside is aware, are not, when considered as a whole, misleading or deceptive in any material respect, including by omission.

(b)	So far as Woodside is aware, no information was intentionally omitted from the Woodside Disclosure Materials.

9	Continuous disclosure

Woodside is in all material respects in compliance with its obligations under section 674 of the Corporations Act and ASX Listing Rule 3.1, and other than as Fairly Disclosed to the Seller, is not withholding from disclosure of any information in reliance on ASX Listing Rule 3.1.A.

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10	Liquidation of Target

Woodside has no plan or intention to liquidate the Target or dispose of the Sale Shares immediately following Completion.

11	Anti-competitive Behaviour

Woodside is not engaged in any Anti-competitive Behaviour in relation to the potential or actual terms and conditions of this agreement, including the Purchase Price.

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Schedule 4

Employee arrangements

1	Definitions used in this Schedule

The meanings of the terms used in this Schedule 4 are set out below.

Term	Meaning

Acquired Shares	Seller Shares that participants may purchase (up to a maximum value) under Shareplus.

Employee

any:

1  employee of a Target Group Member who remains employed by a Target Group Member immediately before Completion;

2  Transferring Employee; and

3  Singapore Transferring Employee,

but in all cases excluding any Seller Employee.

Employee Entitlement	any wages, salary, bonuses, allowances and other benefits or entitlements accruing and payable to an Employee pursuant to their employment including under any applicable employment contract, industrial instrument or at law and including superannuation entitlements.

Excluded Retiree Medical Plan Participant	a current or former employee (or current or former employee’s beneficiary) entitled to benefits under the Copper or Coal division (which includes the Minerals division) of the BHP (USA) Inc. Health Plan for Salaried Retirees.

Excluded Supplemental Plan Participant	a current or former employee (or current or former employee’s beneficiary) of a Coal, Copper or other employer affiliate of the Seller (other than a Target Group Member) entitled to benefits under the BHP USA Supplemental Plan.

Industrial Instrument	any enterprise agreement (as defined in the Fair Work Act 2009 (Cth)), and any industry-wide collective agreement, any other collective bargaining agreement, agreement or understanding with any trade union, works council or similar employee representative of Employees, and any other instrument that would have a similar effect to the preceding classes of instruments under the laws of any jurisdiction in which the Target Group operates.

Interim Non-Target Group Employee List	the list referred to in clause 3.1(a)(2) of this Schedule 4.

Interim Target Functions Employee List	the list referred to in clause 3.1(a)(3) of this Schedule 4.

MAP award	an award under the Seller’s Management Award Plan (MAP), being a plan governed by the rules of the BHP Billiton Limited Executive Incentive Plan (Executive Incentive

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Term	Meaning
Plan). Under the MAP, participants are granted an award of conditional rights to the Seller’s Shares subject to satisfaction of a service condition.

Matching Shares	the Seller Shares to which Shareplus participants become entitled upon satisfaction of certain conditions determined by the Seller’s Directors (including retaining some or all of the Acquired Shares for a specified qualification period).

Non-Target Group Employee List	the list referred to in clause 3.1(b)(1) of this Schedule 4.

Personnel Files	any employment related records of Employees required to be created and kept by any law, including records relating to past employee members of the Target Group US Plans.

Restricted Employee	any employee of Broken Hill Proprietary (USA) Inc. as at the date of this agreement who becomes an employee of the Seller Group on or before Completion.

SFT	A successor fund transfer (in accordance with the Superannuation Industry (Supervision) Regulations 1994 (Cth)).

Seller Employee	any employee of a Target Group Member as at the date of this agreement, who is not wholly or predominantly assigned or seconded to the provision of services to the Target Petroleum Business.

Seller’s Fund	The BHP Billiton Superannuation Fund (a sub-Plan in the Plum Division of the MLC Super Fund).

Seller Group Employee List	the list referred to in clause 3.1(b)(3) of this Schedule 4.

Seller Shares	a share in the capital of the Seller.

Senior Executive	any Employee employed in a position that is Grade 14 or higher.

Shareplus	the Seller Group’s Global Employee Share Plan last amended and approved on 7 August 2018, through which employees contribute funds after tax to purchase Acquired Shares and, upon satisfaction of certain conditions, may become entitled to Matching Shares.

Singapore Transferring Employee	any employee of the Seller Group based in Singapore (as at the date of this agreement) who is wholly or predominantly assigned to the provision of services to the Target Petroleum Business but who is not employed by a Target Group Member (excluding the Restructure Entities) as at the date of this agreement.

Target Functions Employees	any global support functions employee of any Seller Group Member or Target Group Member who is wholly or predominately assigned or seconded to the provision of services to the Target Petroleum Business as at the date of this agreement.

Target Functions Employee List	the list referred to in clause 3.1(b)(2) of this Schedule 4.

Target Group Employee List	the list referred to in clause 3.1(a)(1) of this Schedule 4.

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Term	Meaning

Transferring Employee	any employee of the Seller Group (as at the date of this agreement) who is wholly or predominantly assigned or seconded to the provision of services to the Target Petroleum Business, including any employee who is wholly or predominately assigned to the provision of global support functions services to the Target Petroleum Business, but who is not employed by a Target Group Member (excluding the Restructure Entities) as at the date of this agreement, excluding any Singapore Transferring Employee and any Restricted Employee.

UK Data Protection Laws

1  the General Data Protection Regulation (EU) 2016/679 of the European Parliament, in such form as incorporated into the law of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018 and any regulations thereunder;

2  the Data Protection Act 2018; and

3  any other laws, regulations and secondary legislation enacted from time to time in the UK relating to data protection, the use of information relating to individuals the information rights of individuals and/or the processing of personal data.

US Employees	any Employee whose employment involves providing services in the United States of America.

Woodside’s HR Lead	Vice President People & Global Capability and General Manager, Global Remuneration and Benefits (or their delegates to the extent required under the Protocol).

2	Conduct of the Target Petroleum Business – Employment matters

(a)

In addition to the requirements of clause 5.4 of the agreement, in the period between the date of this agreement and the earlier of Completion and termination of this agreement, the Seller must not (and must procure and ensure that the relevant Target Group Member, and where necessary Seller Group Member, does not) without the written approval of Woodside’s HR Lead (such approval not to be unreasonably withheld or delayed):

(1)	commence bargaining with any Employee or any of their bargaining representatives, in respect of an Industrial Instrument that would apply to or cover any Employee;

(2)	recognise any labour union as the representative of any US Employee unless required by applicable law or otherwise enter into any Industrial Instrument applicable to any US Employee;

(3)	apply to vary or terminate any Industrial Instrument that covers any Employee;

(4)

amend the terms of any Employee’s employment contract and any non-contractual policy, procedure, guideline or process that provides a benefit or entitlement to the Employees, otherwise than in the ordinary course of business and in accordance with the usual commercial and operational practice of the Target Group;

(5)

other than as required by this Schedule 4, enter into or terminate without cause any Senior Executive employment contract or make any material amendments to an existing Senior Executive employment contract;

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(6)	restructure the workforce of the Target Petroleum Business, other than as required to give effect to this Schedule 4 or this agreement;

(7)	amend or terminate any Target Group US Plan other than as required by applicable law or to give effect to this Schedule 4 or this agreement;

(8)	permit any Target Group Member to adopt or enter into any new employee benefit plan with respect to US Employees;

(9)	fund any Target Group US Plan (through a “rabbi trust” or otherwise) other than as required by applicable law and the terms of such Target Group US Plan;

(10)	make a representation to any person that the Target Group will do any of the things in items (1) to (9) above in the period following Completion.

(b)	For the avoidance of doubt, the covenants in clause 2(a) above remain subject to permitted acts in clause 5.7 of the agreement.

(c)

In the period between the date of this agreement and the earlier of Completion and termination of this agreement, the Seller must (and must procure that the relevant Target Group Member, and where necessary Seller Group Member, must) unless waived in writing by Woodside’s HR Lead:

(1)

inform Woodside’s HR Lead of any single Claim commenced in the period between the date of this agreement and Completion exceeding or reasonably likely to exceed US$250,000, or when the aggregate quantum of all Claims commenced in the period between the date of this agreement and Completion exceed or are reasonably likely to exceed US$1 million:

(A)	by or on behalf of any Employee;

(B)	by a Governmental Agency in respect of the Target Group’s acts or omission in connection with any Employee (including any work, health and safety related Claim); and

(C)

in respect of any Target Group US Plan (other than routine claims for benefits), or the labour, employment or benefits practices (including practices with respect to wage payment) of any Target Group Member.

(d)

Notwithstanding anything in this Schedule 4, any Woodside Group Member may continue with any of its organisational transformation activities in the period between the date of this agreement and Completion.

3	Employees and Seller Employees

3.1	Identification of Employees and Seller Employees

(a)	On the date of this agreement, the Seller will provide Woodside in the Target Data Room:

(1)

a complete and accurate list (as at the date of the list) of the employees of any Target Group Member wholly or predominantly assigned or seconded to the provision of services to the Target Petroleum Business and who ultimately report through to the President of BHP Petroleum, including those employees who are technical or operational employees (but excluding the Transferring Employees and Singapore Transferring Employees) (Target Group Employee List);

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(2)	a list of the Transferring Employees and Singapore Transferring Employees, excluding the Target Function Employees (Interim Non-Target Group Employee List); and

(3)	a list of the Target Functions Employees (Interim Target Functions Employee List),

in each case identifiable by the Seller (having exercised reasonable endeavours) as at the date of this agreement, and which are identified by employee number, location of employment, employing entity, job title, and remuneration.

(b)	Within 30 days of the date of this agreement, the Seller will provide Woodside with:

(1)

a complete and accurate list of the Transferring Employees and Singapore Transferring Employees, excluding the Target Function Employees, as at the date of the list, identified by employee number, location of employment, employing entity, job title, and remuneration (Non-Target Group Employee List);

(2)

a complete and accurate list of the Target Functions Employees, as at the date of the list, identified by employee number, location of employment, employing entity, job title, and remuneration (Target Functions Employee List);

(3)

a complete and accurate list of the Seller Employees, as at the date of the list, identified by employee number, location of employment, employing entity and job title (Seller Group Employee List); and

(4)

a reconciliation list identifying the changes that have occurred to the composition of the Transferring Employees, Singapore Transferring Employees and Target Functions Employees in the 30 day period since the date of the agreement.

(c)

The Seller must use best endeavours to ensure the Target Group Employee List, Target Functions Employee List and the Non-Target Group Employee List provided to Woodside contain a list of those employees the Seller considers reasonably necessary to ensure the continued management and operation of the business of the Target Group in accordance with the usual commercial, managerial and operational practice of the Target Group on Completion.

(d)	The Parties acknowledge that the individuals that comprise the Target Group Employee List, Target Functions Employee List, and the Non-Target Group Employee List may change prior to Completion, and:

(1)	90 days prior to Completion, the Seller must provide to Woodside’s HR Lead a finalised list of the Singapore Transferring Employees; and

(2)	14 days prior to Completion, the Seller must provide to Woodside’s HR Lead:

(A)	the finalised Target Group Employee List;

(B)	the finalised Non-Target Group Employee List (excluding the Singapore Transferring Employees);

(C)	the finalised Seller Group Employee List;

(D)	the finalised Target Functions Employee List; and

(E)	a list of the Restricted Employees.

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(e)	Subject to clause 3.1(f), the Seller undertakes that between the date of this agreement and Completion:

(1)

no more than [***] employees listed in the Target Group Employee List will change for reason of the Seller implementing talent moves or to satisfy reorganisation requirements within the Seller Group; and

(2)

no more than [***] employees listed in the Target Functions Employee List will change for reason of the Seller implementing talent moves or to satisfy reorganisation requirements within the Seller Group, provided that, of such employees, no more than:

(A)	[***] employees employed in a grade [***] position or higher are impacted;

(B)	[***] of employees employed in a grade [***] position (excluding employees designated to the Portfolio, Strategy and Development function within the Seller Group) are impacted;

(C)	[***] of employees designated to the Portfolio, Strategy and Development and External Affairs functions within the Seller Group and

(D)	[***] of employees employed in the same function (excluding employees designated to the Portfolio, Strategy and Development and External Affairs functions within the Seller Group) are impacted.

(f)	The undertaking in clause 3.1(e) does not apply to any change to the employees listed in the Target Group Employee List or Target Functions Employee List as a result of:

(1)	an employee responding to a genuine role advertisement or to a recruitment agency for a role with the Seller Group; or

(2)	the termination (other than for reason of a talent move or to satisfy reorganisation requirements within the Seller Group) or resignation of an employee; or

(3)	the matters raised in clause 4.3.

(g)

Woodside must restrict access to the Target Group Employee List, Non-Target Group Employee List, Seller Group Employee List and Target Functions Employee List to delegates of Woodside’s HR Lead that have access to folder 15 of the Target Data Room and only those persons who are reasonably required to access the information for the purposes of complying with this agreement and who do not have day-to-day responsibility for making decisions on, or negotiating arrangements in relation to recruitment or compensation with respect to employees of the Woodside petroleum business.

(h)

Woodside undertakes that it will not deal with the Target Group Employee List, Non-Target Group Employee List, Seller Group Employee List and Target Functions Employee List in a way that could contravene the Competition and Consumer Act 2010 (Cth) or the Protocols, or might reasonably be expected to put a Seller Group Member or Target Group Member in breach of any duty of confidence or any duty or obligation under the Privacy Act 1988 (Cth), UK Data Protection Laws and any other laws in any other jurisdiction to which the Seller Group and Target Group are subject affecting competition, antitrust, privacy, personal information or the collection, handling, storage, processing, use or disclosure of data or information.

3.2	Target Petroleum Business organisation design

(a)	The Parties acknowledge that certain Employees may cease employment with the relevant Target Group Member and Seller Group Member between the date of this agreement and Completion.

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(b)	The Seller will:

(1)

use reasonable endeavours to promptly notify Woodside if it becomes aware that the matters mentioned in clause 3.2(a) will or may have a material adverse impact on the performance of the business of the Target Group; and

(2)

provide Woodside with a list, on the last day of each calendar month between the date of this agreement and Completion, of any Employees (identified by role) who have ceased employment with a Target Group Member or Seller Group Member in that month and whether the Employee ceased employment for reason of termination or resignation. For the avoidance of doubt, the Seller’s performance of clause 3.1(b)(4) will satisfy the obligation in this clause in respect of the Transferring Employees, Singapore Transferring Employees and Target Functions Employees for the particular calendar month in which the performance of clause 3.1(b)(4) falls.

4	Restructure of the Target Petroleum Business’ workforce

4.1	Seller’s obligations at or before Completion

(a)	The Seller must use best endeavours to seek that on or before Completion:

(1)	each Transferring Employee becomes employed by a Target Group Member; and

(2)	no Seller Employee is employed by a Target Group Member.

(b)

The Seller will notify Woodside, on the last day of each calendar month between January 2022 and Completion, which Transferring Employees have been transferred, or have accepted an offer to transfer effective on or before Completion, to a Target Group Member as at that time.

(c)	The Seller will notify Woodside, 14 days prior to Completion, which Seller Employees are no longer employed by a Target Group Member in accordance with clause 4.1(a)(2) as at that time.

(d)

Subject to clause 4.1(e), the Seller must indemnify Woodside and each Target Group Member from any Liability or Claims, whether existing at the date of this agreement or arising in the future, in connection with or arising from:

(1)	the Seller’s performance of the obligation in clause 4.1(a) which gives rise to an unlawful discrimination, general protections, breach of contract, or other Claim;

(2)	the employment (including termination of employment and any associated termination costs) of any Seller Employee;

(3)	the employment of any Employee that is based on any event occurring before Completion.

(e)	Any indemnity claim under clause 4.1(d) above must be made by Woodside (or relevant Target Group or Woodside Group Member) within 18 months of the date of Completion.

4.2	Woodside’s obligations at or before Completion

(a)

Woodside must use best endeavours to seek that each Singapore Transferring Employee becomes employed by a Woodside Group Member as at Completion pursuant to offers of employment in accordance with clause 4.2(b).

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(b)

Woodside must ensure that offers of employment are made by a Woodside Group Member to any Singapore Transferring Employees as soon as possible after the date of this agreement (but no later than 28 days prior to Completion):

(1)	for a position that is at least comparable or substantially similar to the existing position of the Singapore Transferring Employee;

(2)

on terms and conditions of employment (including remuneration, allowances, employee benefits and incentives) that are substantially similar to the existing terms and conditions of employment of the Singapore Transferring Employee; and

(3)	that states, and ensures that any contract arising from acceptance of the offer provides, that:

(A)	the Singapore Transferring Employee’s service with Seller Group will be recognised for all purposes;

(B)	the offer is conditional on Completion; and

(C)	employment commences on Completion.

(c)	Woodside will notify the Seller 14 days prior to Completion, of which Singapore Transferring Employees have accepted the offers of employment issued in accordance with clause 4.2(b) as at that time.

(d)

To the extent a Singapore Transferring Employee does not accept an offer of employment issued in accordance with clause 4.2(b), the Seller will be responsible for all costs related to the ongoing employment and termination of any Singapore Transferring Employee’s employment by the Seller Group.

4.3	Target Group employees prior to Completion

(a)

To the extent that the selection process has concluded pre-Completion, Woodside will notify the Seller as soon as reasonably practicable before Completion, of the employees of the Target Group that Woodside does not intend to assign to any roles in the Target Group following implementation of the redesign of the post-Completion Woodside Group.

(b)

The Seller may offer any employee notified under clause 4.3(a) employment with the Seller Group, conditional upon Completion, at any time prior to Completion and upon acceptance of the offer, the employee will become a Seller Employee for the purposes of this agreement. The Seller will notify Woodside as soon as reasonably practicable after the employee accepts the offer.

(c)

The Seller undertakes that any employee who accepts the offer of employment under clause 4.3(b) will continue to be assigned to the provision of services to the Target Petroleum Business up to Completion.

4.4	Woodside’s obligation after Completion

(a)

Subject to clause 4.4(c) below, Woodside will be solely responsible for all wages, salary, allowances, remuneration and other benefits due to the Employees in respect of, and arising from, Employment with a Target Group Member or Buyer Group Member on and from Completion.

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(b)	Subject to clause 4.4(c) below, Woodside must indemnify the Seller and each Seller Group Member from any Liability or Claims on and from Completion, in connection with or arising from:

(1)

Employee Entitlements due to or accrued by an Employee on or after Completion (including, for the avoidance of doubt, any Employee Entitlements attributable to service by the Employee with the relevant Target Group Member or Seller Group Member and any predecessor of the Target Group Member or relevant Seller Group Member up to the Completion Date);

(2)	any Claim by an Employee that is based on any event occurring on or after Completion; and

(3)

Woodside’s failure to comply with clause 7.2 (except to the extent such failure to comply with clause 7.2 is as a result of any decision, conduct, act or omission of the trustee of the Seller’s Fund or Buyer’s Fund) or clause 4.4(d).

(c)	Any indemnity claim under clause 4.4(b) above must be made by the Seller (or relevant Seller Group Member) within 18 months of the date of Completion.

(d)

Woodside will, for a period of 6 months after Completion maintain terms and conditions of employment for Employees which are no less favourable (when considered on an overall basis) than the Employees’ terms and conditions of employment immediately prior to Completion.

(e)

In the event that an Employee is made redundant by Woodside during the period specified in clause 4.4(d), Woodside will comply with any redundancy policy of the Seller Group that applied to Employees immediately prior to the Completion Date.

(f)	Clauses 4.4(d) and 4.4(e) do not apply where Woodside agrees with an individual Employee to vary that Employee’s terms and conditions.

(g)

Clauses 4.4(a) to 4.4(f) only apply to the extent a Transferring Employee is an employee of the Target Group, or a Singapore Transferring Employee is employed by the Woodside Group Member, on the Completion Date. The Seller will remain responsible for any Transferring Employee or Singapore Transferring Employee who remains employed by a Seller Group Member following Completion.

(h)

Woodside will assume the obligation and liability for providing Consolidated Omnibus Budget Reconciliation Act (COBRA) continuation coverage to all former employees and other qualified beneficiaries in Seller Group who are entitled to receive COBRA continuation coverage under a Target Group US Plan.

(i)

Woodside undertakes to the Seller that no Woodside Group Member will, from the date of this agreement until 12 months after the Completion Date, entice away or endeavour to entice away, employ or engage or endeavour to employ or engage, any Restricted Employee that is employed in a role that is graded 14 or above by the Seller’s human resource system (Grade 14 Restricted Employee), other than:

(1)	with the prior written consent of the Seller;

(2)	as a result of a Grade 14 Restricted Employee seeking employment or engagement at their own initiative; or

(3)	as a result of a Grade 14 Restricted Employee responding to a genuine public advertisement or to a recruitment agency which was not targeted at any Grade 14 Restricted Employee.

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5	Incentive arrangements (Equity)

5.1	Treatment of Employees’ incentive entitlements

(a)	Prior to Completion, the Seller:

(1)	in respect of the Shareplus plan, must:

(A)	determine that any Employee who participates in the Shareplus plan is a ‘Good Leaver’ (within the meaning of the Shareplus plan);

(B)	accelerate an Employee’s Shareplus incentive plan entitlements by releasing Acquired Shares and allocating Matching Shares prior to Completion;

(C)	be responsible for the costs incurred in accelerating the Shareplus incentive plan entitlements, and

(2)	in respect of the MAP, must:

(A)

accelerate the vesting of an Employee’s unvested MAP award prior to Completion where the original vesting date for the award under the terms of grant is on or around August 2022, and be responsible for all costs incurred by or associated with this accelerated vesting; and

(B)	lapse all other unvested MAP awards held by an Employee which are not accelerated in accordance with this clause prior to Completion,

however the Seller is not obliged to comply with clause 5.1(a)(1) or clause 5.1(a)(2) if:

(C)	an employee resigns from the Seller Group (unless the employee is a Singapore Transferring Employee and resigns for the purpose of transferring to the Woodside Group pursuant to this agreement); or

(D)	has their employment terminated for cause,

prior to Completion, in which case the Seller may treat the employee’s Acquired Shares, Matching Shares and MAP awards in accordance with the original terms of grant.

(b)

Woodside must offer to replace each Employee’s unvested MAP awards, lapsed in accordance with clause 5.1(a)(2)(B) above, with rights to Woodside Shares (Replacement Rights) on or shortly after Completion. Each grant of Replacement Rights must:

(1)	be made under Woodside’s equity incentive plan;

(2)	have an equivalent value to the MAP awards being replaced, with:

(A)

the value of the MAP awards being replaced being determined by reference to the volume weighted average price of BHP Shares traded on ASX over a 5-trading day period up to and including the date that is 10 Business Days prior to Completion (MAP Replacement Value); and

(B)

the value of the Replacement Rights (taking the form of rights to Woodside Shares) being determined by reference to the volume weighted average price of Woodside Shares traded on ASX over a 5-trading day period up to and including the date that is 10 Business Days prior to Completion.

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(3)	have no performance conditions attached other than a time-based service condition; and

(4)	vest at the same time intervals as the MAP awards being replaced,

and Woodside will account for all costs associated with making the Replacement Rights Offer.

(c)

Woodside may fulfil its obligations under clause 5.1(b) with respect to some or all of the US Employees by using American Depositary Receipts in lieu of Woodside Shares, and the preceding provisions of this clause 5.1 shall be subject to reasonable adjustment to reflect any such use of American Depositary Receipts in lieu of Woodside shares.

(d)	Subject to clause 5.1(a), the Seller must ensure that:

(1)	No Employee’s incentive plan entitlement accelerates, vests, forfeits or lapses as a result of, or is otherwise affected by the transactions contemplated in this agreement;

(2)	The Employee’s incentive plan entitlements remains able to be vested or exercisable:

(A)	subject to any performance conditions that attach to the relevant incentive plan; and

(B)	in accordance with the vesting schedule which was specified to the Employee when they were granted the entitlement.

An Employee’s incentive plan entitlement includes the right to participate in an incentive plan, and if an Employee’s incentive entitlement vests, becomes exercisable, forfeits or lapses during the period between the date of this agreement and the date of Completion or termination of this agreement in accordance with the original terms of the grant (without the exercise of discretion by the Seller), the Seller does not breach this clause 5.1(d).

6	US Employee Benefits

6.1	Seller’s obligations at or before Completion

(a)	The Seller must use best endeavours to seek that on or before Completion:

(1)	sponsorship of each Target Group US Plan is transferred to a Target Group Member, if not already sponsored by a Target Group Member;

(2)	no Seller Group Member is eligible to participate as a participating employer in any Target Group US Plan after Completion;

(3)	no Seller Employee or employee of a Seller Group Member is eligible to actively participate in a Target Group US Plan after Completion;

(4)

the benefits, obligations and liabilities under the BHP (USA) Inc. Health Plan for Salaried Retirees associated with the Excluded Retiree Medical Plan Participants are transferred out of the BHP (USA) Inc. Health Plan for Salaried Retirees and assumed by (or remain with) the Seller or another Seller Group Member (other than a Target Group Member);

(5)

the benefits, obligations and liabilities under the BHP USA Supplemental Plan associated with the Excluded Supplemental Plan Participants are transferred out of the BHP USA Supplemental Plan and assumed by (or remain with) the Seller or another Seller Group Member (other than a Target Group Member);

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(6)

if prior to Completion, any Target Group Member does sponsor, maintain, participate in, or contribute to any US Employee Benefit Plan that is not listed as a Target Group US Plan on Exhibit A to this Schedule 4, then each such plan and the benefits, obligations and liabilities associated with each such plan shall be transferred to, and assumed by, the Seller or another Seller Group Member (other than a Target Group Member); and

(7)	the actions specified in the “Actions” column in Exhibit A to this Schedule 4 are complete.

(b)

The Seller must indemnify Woodside and each Target Group Member from any Liability or Claims, whether existing at the date of this agreement or arising in the future, in connection with or arising from the Seller’s breach or other failure to comply with clause 6.1(a).

7	Superannuation

7.1	Superannuation contributions

The Target Group will be solely responsible for making all superannuation contributions required to be made to comply with any industrial arrangements or employment contracts and as required by law to avoid the imposition of the superannuation guarantee charge (or any equivalent in a jurisdiction other than Australia) in respect of the Employees, or which are otherwise due to the Employees, in each case in respect of the Employees’ service with the Target Group from the Completion Date. For the avoidance of doubt, this includes superannuation contributions arising under clause 7.2 below. This clause 7.1 shall not apply to the Target Group US Plans.

7.2	Defined benefit superannuation arrangements

(a)

Subject to clause 7.2(c), Woodside acknowledges that the Target Group will not be permitted to participate in the Seller’s Fund following Completion and that Woodside will be required to procure that the Target Group provides alternative superannuation arrangements (Alternative Superannuation Arrangements) for any Employee who participates in the Seller’s Fund as a defined benefit member as at Completion.

(b)

Unless the Seller otherwise agrees, the Alternative Superannuation Arrangements must be provided on substantially the same terms as the applicable terms in the Seller’s Fund as at Completion and on terms required for a SFT of the benefits of each Employee from the Seller’s Fund to the regulated superannuation fund (Target’s Fund) to which the affected Employee will be admitted as a member in order for the Target Group to provide the Alternative Superannuation Arrangements.

(c)

The Seller agrees to allow Woodside and the Target Group a period of up to 120 days following Completion (or such longer period as may be agreed between the parties, each party to act reasonably for this purpose) to put in place the Alternative Superannuation Arrangements and for the SFT of the benefits of each Employee from the Seller’s Fund to the Target’s Fund to be effected. For this purpose, before or as soon as reasonably practical after Completion, Woodside must procure that the Target Group enters into a deed of temporary participation in such form as is acceptable to the Seller (acting reasonably) and the trustee of the Seller’s Fund. The deed of temporary participation will regulate the terms on which Target Group will participate in, and contribute to, the Seller’s Fund during the period from Completion up to the implementation of the SFT.

(d)

Woodside must work with the Seller, the trustee of the Seller’s Fund and the trustee of the Target’s Fund to arrange for a SFT of the benefits of each Employee from the Seller’s Fund to the Target’s Fund as soon as practicable following Completion.

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(e)

The Seller and Woodside acknowledge that, for an SFT to be effected, the respective trustees of the Seller’s Fund and the Target’s Fund will need to agree that the Target’s Fund confers on each Employee equivalent rights to the rights the Employee had under the Seller’s Fund in respect of benefits.

(f)

The Seller and Woodside further acknowledge that, for an SFT to be effected, the respective trustees of the Seller’s Fund and the Target’s Fund will need to be satisfied that the SFT is in the best financial interests of the beneficiaries of the regulated superannuation fund of which it is trustee.

(g)

Woodside agrees to use best endeavours to work with the trustee of the Target’s Fund to ensure that the benefit design of the Target’s Fund will qualify the Target’s Fund as a successor fund of the Seller’s Fund for the purpose of the SFT contemplated by this clause 7.2 in accordance with the Superannuation Industry (Supervision) Regulations 1994 (Cth).

(h)

The Seller agrees to use best endeavours to procure that the trustee of the Seller’s Fund, in effecting an SFT, transfers from the Seller’s Fund to the Target’s Fund an amount determined in accordance with the Seller’s Fund trust deed and on the advice of the actuary appointed by the trustee of the Seller’s Fund. Such amount is to be no less than the sum of the amounts representing, for each affected Employee, the portion of the assets of the Seller’s Fund which the trustee after obtaining the advice of the actuary of the Seller’s Fund determines to be held in respect of the affected Employee (Transfer Amount). For this purpose, the Seller agrees to consult with Woodside in relation to determination of the Transfer Amount.

(i)

The Seller must provide, and must use best endeavours to ensure that the trustee of the Seller’s Fund provides, to Woodside any information reasonably required for the purposes of enabling Woodside to comply with this clause 7.2.

8	Employee information

(a)

The Seller must use best endeavours to ensure that all Personnel Files not already in the possession of a Target Group Member is transferred to Woodside on Completion in each relevant jurisdiction where Employees are employed, either:

(1)	in the ‘SuccessFactors’ format, or any other digital format approved by Woodside’s HR Lead; or

(2)	in hard copy format where the relevant information is not in digital form.

(b)

If, despite the Seller having used its best endeavours in accordance with clause 8(a) above, the Seller is unable to transfer some or all of the information referred to in that clause, the Seller will:

(1)	preserve all information that is unable to be transferred; and

(2)	provide Woodside with access to the information for inspection, at the Seller’s expense (provided such costs are reasonably incurred).

(c)

Woodside must use best endeavours to preserve all employee-related information in connection with any Seller Employee’s employment with a Target Group Member prior to Completion, and will provide the Seller with access to that information for inspection at Woodside’s expense.

(d)	Woodside undertakes that it will perform its obligations under this clause 8 in compliance with the Privacy Act 1988 (Cth), UK Data Protection Laws and any other applicable laws in any other

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jurisdiction to which Woodside, Seller Group and/or Target Group are subject affecting privacy, personal information or the collection, handling, storage, processing, use or disclosure of data or information.

9	Employees on international assignment

9.1	International assignments

(a)	The Seller will use best endeavours to ensure that any formal secondment arrangement between the Seller Group and Target Group is brought to an end on or before Completion.

(b)

Any offer of employment made by the Target Group to Transferring Employees previously engaged on a secondment or ‘international assignment’ must not offer or replicate any previous home country benefits of the Transferring Employee that are unable to be replicated or offered by the Target Group.

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Exhibit A to Schedule 4 - Target Group US Plans

Plan Type	Plan Name	Sponsor	Actions
Pension (DB), Funded (tax-qualified)	BHP USA Retirement Income Plan	BHP Holdings (International) Inc.

Pension (DC), Funded (tax-qualified)	BHP USA Retirement Savings Plan	BHP Holdings (International) Inc.	Benefits of Seller Employees and all employees of Seller Group Members to be split off and transferred to a plan that is (1) qualified under Section 401(a) of the US Internal Revenue Code and (2) maintained by a Seller Group Member (other than a Target Group Member). Such transfer shall comply with Section 414(l) of the US Internal Revenue Code and the regulations thereunder, and any assets transferred shall be entirely in cash, except that any outstanding loans associated with Seller Employees and all employees of Seller Group Members shall be transferred in-kind.

Pension (DC/DB), Unfunded (non-qualified)	BHP USA Supplemental Plan	BHP Holdings (International) Inc.	Seller Employee benefits and liabilities, and benefits and liabilities for Excluded Supplemental Plan Participants to be split off and to be assumed by or remain with (as applicable) the Seller or another Seller Group Member (other than a Target Group Member).

Employee Healthcare, Unfunded	BHP (USA) Inc. Health Plan for Employees	Broken Hill Proprietary (USA) Inc.

Seller Employees and all employees of Seller Group Members to be removed and to be ineligible to incur new claims under this plan from Completion.

Future benefits responsibility for the Seller Employees and all employees of Seller Group Members to be assumed by or remain with (as applicable) the Seller or another Seller Group Member (other than a Target Group Member).

Except as provided above, Woodside to assume COBRA continuation coverage liability for M&A qualified beneficiaries under this plan at Completion.

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Plan Type	Plan Name	Sponsor	Actions
Post-employment Healthcare, Unfunded	BHP (USA) Inc. Health Plan for Salaried Retirees	Broken Hill Proprietary (USA) Inc.

Excluded Retiree Medical Plan Participants to be removed and to be ineligible to incur new claims under this plan from Completion.

Future benefits responsibility for Excluded Retiree Medical Plan Participants, and the related benefits liabilities, to be split off and to be assumed by or remain with (as applicable) the Seller or another Seller Group Member (other than a Target Group Member).

Except as provided above, Woodside to assume COBRA continuation coverage liability for M&A qualified beneficiaries under this plan at Completion.

Cafeteria Plan (flexible spending accounts)	BHP (USA) Inc. Cafeteria Plan	Broken Hill Proprietary (USA) Inc.	Seller Employees and all employees of Seller Group Members to be removed and have no further eligibility under this plan from Completion.

Life & Disability	BHP (USA) Inc. Income Protection Plan	Broken Hill Proprietary (USA) Inc.	Seller Employees and all employees of Seller Group Members to be removed and to be ineligible to incur new claims under this plan from Completion.

Adoption Assistance	BHP (USA) Inc. Adoption Assistance Plan	Broken Hill Proprietary (USA) Inc.	Seller Employees and all employees of Seller Group Members to be removed and have no further eligibility under this plan from Completion.

Severance	BHP Billiton Petroleum (Americas) Inc. Severance Pay Plan	BHP Billiton Petroleum (Americas) Inc.	Seller Employees and all employees of Seller Group Members to be removed and have no further eligibility for benefits to be initiated under this plan from Completion.

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Schedule 5

CompletionSteps

1	Pre–Completion actions

1.1	Notifications

(a)	At least 15 Business Days before Completion Woodside must notify the Seller of:

(1)	any directors, secretaries and public officers of the Target Group Members whom it wishes to resign from Completion;

(2)

any persons it wishes to be appointed as a director, secretary or public officer of a Target Group Member from Completion and deliver to the Seller a written consent to act and notification of interests signed by each such person;

(3)	the address, if any, to which the registered office of each Target Group Member is to be changed following Completion; and

(4)	any changes to the existing mandates for the operation of bank accounts of each Target Group Member.

(b)

Not less than 5 Business Days before Completion, Woodside may issue a written notice to the Seller directing the Seller to transfer the Sale Shares to a Woodside Group Member (other than Woodside) (Woodside Nominee).

1.2	Board resolutions

(a)

On or before Completion the Seller must ensure that a meeting of the directors of the Company is convened and approves the registration of Woodside (or, if applicable, the Woodside Nominee) as the holder of the Sale Shares in its register of shareholders, the issue of new share certificates for the Sale Shares in the name of Woodside (or, if applicable, the Woodside Nominee) and the cancellation of any existing share certificates in the name of the Seller, subject only to receipt of the executed share transfers referred to in clause 2.1(a) of this Schedule 5 and to payment of any Duty on the transfer of Sale Shares.

(b)	On or before Completion the Seller must ensure that a meeting of the directors of each Target Group Member is convened and approves (subject to Completion occurring):

(1)	the resignations of existing directors, secretaries and public officers notified under clause 1.1(a)(1) of this Schedule 5;

(2)

the appointment of each person notified under clause 1.1(a)(2) of this Schedule 5 as a director, secretary or public officer (as applicable) of the relevant Target Group Member(s) (provided that a written consent to act and notification of interest signed by that person has been delivered to the Seller);

(3)	any change of the registered office of the Target Group Member to the address notified under clause 1.1(a)(3) of this Schedule 5; and

(4)

if Woodside has approved new mandates for the operation of bank accounts by each Target Group Member, the revocation of all existing mandates and the replacement of those mandates with the mandates approved by Woodside.

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2	Completion and Distribution

2.1	Seller’s obligations at Completion

(a)	At Completion, the Seller must give Woodside the following documents:

	Description	Items to be provided

1	share certificates	share certificates for the Sale Shares and any other documents necessary to establish Woodside’s (or, if applicable, the Woodside Nominee’s) title to the Sale Shares and share certificates for each Target Group Member (or a statement made in accordance with 1070D(5) of the Corporations Act) or, in respect of Target Group Members not incorporated in Australia, such other evidence as may be required by Woodside (acting reasonably) to establish the ownership of the shares of that Target Group Member.

2	share transfers	completed share transfers of the Sale Shares to Woodside (or, if applicable, the Woodside Nominee), executed by or on behalf of the Seller.

3	powers of attorney	a copy of the powers of attorney executed by the Seller authorising its attorney to execute any of the documents listed in this clause 2.1 of this Schedule 5 on behalf of the Seller.

4	board resolutions	evidence that the board resolutions referred to in clause 1.2 of this Schedule 5 have been passed.

5	officer resignations	signed resignations of each director, secretary and public officer of each Target Group Member notified to the Seller under clause 1.1 of this Schedule 5.

6	Exit Payment	receipt for the payment of the Exit Payment.

7	Discharge of Encumbrances over Sale Shares	releases and discharges in respect of all Encumbrances over any of the Sale Shares, including (where relevant) an undertaking to remove all registrations in relation to such Encumbrances from the PPS Register within 10 Business Days of Completion, duly executed by the relevant holders of those Encumbrances and in a form acceptable to Woodside (acting reasonably).

(b)	At Completion the Seller must:

(1)	if required under clauses 3.6(e) and 3.6(f), pay Woodside (or as otherwise directed by Woodside) the Net Amount;

(2)

if required under clause 3.7(c)(1), procure that the new Woodside Shares issued as Share Consideration are distributed to the BHP Shareholders in satisfaction of the dividend and/or return of capital declared pursuant to 3.7(b).

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(c)	The Seller agrees to make all payments under clause 2.1(b) of this Schedule 5 in Immediately Available Funds without counterclaim or set-off.

(d)	Subject to Woodside complying with its obligations under clause 2.2 of this Schedule 5, at Completion (and only if requested by Woodside), the Seller must make available to Woodside:

	Description	Items to be provided

1	corporate documents	the certificate of incorporation, ASIC corporate key for each Target Group Member incorporated in Australia (and any equivalent in any relevant overseas jurisdiction), common seal, duplicate seal, all prescribed registers, all statutory, minute and other Business Records of each Target Group Member and all unused share certificate forms.

2	books and ledgers	all ledgers, journals and books of account of each Target Group Member.

3	title documents	all documents of title in the possession of a Target Group Member relating to the ownership of a Target Group Member’s assets.

4	PPS Register information	all secured party group numbers, access codes, dealing numbers and token codes for all security interests held by a Target Group Member as at Completion (and any equivalent in any relevant overseas jurisdiction).

2.2	Woodside’s obligations at Completion

At Completion:

(a)

if Woodside owes the Locked Box Payment to the Seller pursuant to clause 3.6(c)(2)(B), Woodside must pay the Seller (or as otherwise directed by the Seller) the Woodside Dividend Payment in accordance with clause 3.6(c)(1) and the Locked Box Payment in accordance with clause 3.6(c)(2)(B) in Immediately Available Funds without counterclaim or set-off;

(b)

if the Seller owes the Locked Box Payment to Woodside pursuant to clause 3.6(c)(2)(A) if required under clause 3.6(e)(2), Woodside must pay the Seller (or as otherwise directed by the Seller) the Net Amount in Immediately Available Funds without counterclaim or further set off;

(c)	Woodside must issue the Share Consideration:

(1)	if required under clause 3.7(c)(2), to the BHP Shareholders in satisfaction of the dividend and/or return of capital (if applicable) declared by BHP in favour of the BHP Shareholders; or otherwise

(2)	to the Seller; and

(d)	Woodside must execute and deliver (or, if applicable, Woodside must procure that the Woodside Nominee executes and delivers) the share transfers of the Sale Shares.

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3	Post Completion actions

(a)	Immediately following Completion Woodside must procure that the Target’s members’ register is updated for the transfer of the Sale Shares to Woodside (or, if applicable, the Woodside Nominee).

(b)	As soon as reasonably practicable following Completion, Woodside must procure that:

(1)	notification of each Target Group Member’s new public officer is lodged with the Commissioner of Taxation; and

(2)	any relevant ASIC forms are lodged to reflect the actions taken under this Schedule 5.

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Schedule 6

Locked Box Payment

1	Part 1 – Calculation of Locked Box Payment

1.1	Principles and procedures

(a)	The Locked Box Payment must be calculated in accordance with, in order of precedence:

(1)	the specific accounting principles, policies, procedures, methodologies, categorisations and estimation techniques as described in section 1.2 of this Schedule 6 (Specific Accounting Principles);

(2)

where an item is not covered by the Specific Accounting Principles, in a manner consistent with the principles, policies, procedures, methodologies, categorisations and estimation techniques used to prepare the Locked Box Accounts, but taking into account that not all line items in the Locked Box Accounts will be included in calculating the Locked Box Payment; and

(3)

where an item is not covered by the accounting principles, policies, procedures, methodologies, categorisations and estimation techniques referred to in sections 1.1(a)(1) or 1.1(a)(2) of this Schedule 6, in accordance with the Accounting Standards as at the Effective Time.

(b)	The following specific principle will apply in calculating the Locked Box Payment:

(1)

in determining the amount in section 1.2(a) of this Schedule 6 and the amount in clause 6.1(c) (if any), the amounts Target Group Members are charged by Other Seller Entities for services or support provided by Other Seller Entities in the ordinary course of business will be included as costs for the purposes of determining operating profits of the Target Group, but only to the extent that the charged amounts are consistent with the basis on which amounts have been charged for the services or support during the course of the financial year ending 30 June 2021 (with Woodside having the ability to request reasonable information and supporting documentation, to the extent available, to support the amounts claimed by the Seller as such charged amounts).

1.2	Calculation of Locked Box Payment

The Parties agree the Locked Box Payment will be an amount equal to the following calculation:

(a)	Pre-Tax Net Cash Flow generated by the Target Group between Effective Time and Completion (excluding the amounts described in paragraph 2.1(d)(1) of the Detailed Matters Letter); less

(b)	Permitted Taxes; less

(c)

all Capital Expenditure paid by the Target Group between Effective Time and Completion, excluding any amounts due under section 1.2(i) of this Schedule 6 (excluding the amounts described in paragraph 2.1(d)(2) of the Detailed Matters Letter); plus

(d)	any cash consideration received from any disposal of Target Group fixed assets (including shares in Target Group Members) prior to Completion, except for:

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(1)	the consideration under the Ongoing Divestment Asset SPA net of any related taxes, transaction costs, fees and charges;

(2)	any consideration under the Restructure;

(3)	amounts already provided for pursuant to section 1.2(a) of this Schedule 6; and

(4)	the Put Option Amounts; plus

(e)

any amount received by the Target Group from a Woodside Group Member on account of the payment due on a final investment decision being taken in respect of Scarborough pursuant to the Sale and Purchase Agreement between BHP Billiton Petroleum (North West Shelf) Pty Ltd and Woodside dated 2 September 2016; less

(f)	any payments arising from any acquisition of any assets by the Target Group prior to Completion (other than to the extent due to the operation of clause 3.6(f)(2)); less

(g)	any cash that is held in bank accounts beneficially controlled by the Target Group as at Completion; plus

(h)

any Taxes costs, fees and charges incurred by the Target Group as a result of the Restructure and/or the Unification to the extent they are included in sections 1.2(a) to 1.2(f) of this Schedule 6 and reduce the cash to be received by Woodside or remain outstanding at, and that will result in a cash outflow being paid by the Target Group after, Completion. To the extent the liability comes into existence after Completion and results in a cash outflow being paid by the Target Group, this will be covered by the indemnity in clause 9.5 (and for the avoidance of doubt, no adjustment is made under this sub-paragraph for any use of any Tax Losses or Tax Attributes, as part of the Restructure); plus

(i)

any Algerian Taxes or Algerian Duty incurred or payable by the Target Group that arises as a result of entering into this agreement or Completion but only if that Algerian Tax or Algerian Duty is included in the above paragraphs in this section 1.2 of this Schedule 6 and reduces the cash to be received by Woodside or remains outstanding at, and that will result in a cash outflow being paid by the Target Group after, Completion; plus

(j)

any amounts required for equalisation of Scarborough-related capital expenditure that has been solely funded by Woodside and is a liability as at the Effective Time, which is agreed to be US$35.7 million to the extent it remains as a liability as at Completion; plus

(k)

an amount equal to the Tax effected amount of costs and expenses to be paid to advisers in respect of advising on the Transaction payable by any Target Group Member that remain outstanding as liabilities as at Completion (exclusive of any recoverable GST or equivalent value added tax); plus

(l)	if the Balance Sheet Negative Impact is greater than the Balance Sheet Positive Impact, the amount by which the Net Balance Sheet Impact is greater than US$50m; less

(m)	if the Balance Sheet Positive Impact is greater than the Balance Sheet Negative Impact, the amount by which the Net Balance Sheet Impact is greater than US$50m.

2	Part 2 – Determining Amended Locked Box Payment

2.1	Preparation of the draft Locked Box Payment Statement

(a)	The Seller must procure that no later than 90 Business Days after the Completion Date a draft Locked Box Payment Statement is prepared in accordance with Part 2 of this Schedule 6 and

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delivered to Woodside (together with supporting working papers the Seller considers to be reasonable acting in good faith), the Seller acting in good faith in the preparation of any such Locked Box Payment Statement.

(b)	The draft Locked Box Payment Statement must set out the Seller’s calculation of the Locked Box Payment and the Adjustment Amount, including setting out the constituent amounts of the calculations.

2.2	Review by Woodside

Woodside must complete its examination and review of the draft Locked Box Payment Statement within 60 Business Days after receipt of it (Review Period) and deliver to the Seller the report contemplated by section 2.3 of this Schedule 6 by the end of the Review Period.

2.3	Report by Woodside

(a)

Woodside must deliver to the Seller, by no later than the end of the Review Period, a report (Woodside’s Report) stating whether or not Woodside agrees with the draft Locked Box Payment Statement and the Adjustment Amount.

(b)	If Woodside does not agree with the Adjustment Amount in the draft Locked Box Payment Statement Woodside must also set out in Woodside’s Report:

(1)	the matters in respect of which it disagrees with the draft Locked Box Payment Statement and the different amounts it proposes to be included in the Locked Box Payment Statement (Disputed Matters);

(2)	the grounds on which Woodside disagrees with the draft Locked Box Payment Statement; and

(3)	Woodside’s opinion as to the Adjustment Amount.

(c)	In preparing Woodside’s Report, Woodside must comply with the following:

(1)

to the extent balances have been audited in the Locked Box Accounts, these balances must not be challenged or disputed or be the subject of any Disputed Matters (except in the case of manifest error); and

(2)

items or balances disputed or the subject of disagreement by an amount less than $1 million must not be challenged or disputed and the balance in the draft Locked Box Payment Statement will be adopted in the interests of agreeing the Adjustment Amount efficiently.

2.4	Agreement or failure by Woodside to report

If Woodside:

(a)	states in Woodside’s Report that it agrees with the Adjustment Amount in the draft Locked Box Payment Statement; or

(b)	does not deliver Woodside’s Report as required under section 2.3 of this Schedule 6,

then the draft Locked Box Payment Statement delivered under section 2.1 of this Schedule 6 will be deemed to be the final Locked Box Payment Statement and will be conclusive, final and binding on the parties.

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2.5	Disagreement or failure to provide report

(a)

If Woodside delivers a Woodside’s Report as required under section 2.3 of this Schedule 6 stating that it does not agree with the Adjustment Amount in the draft Locked Box Payment Statement then Woodside and the Seller must enter into good faith negotiations and use all reasonable endeavours to agree the Disputed Matters.

(b)

If Woodside and the Seller cannot agree the Disputed Matters within 10 Business Days after delivery of Woodside’s Report (or such longer period as Woodside and the Seller agree) then the unresolved Disputed Matters (Unresolved Disputed Matters) must be referred for resolution to an independent accountant with at least ten years’ experience from a chartered accounting firm of international repute agreed by Woodside and the Seller within a further 10 Business Days. If they cannot agree on who the independent accountant will be, Woodside and the Seller must promptly request the Resolution Institute to nominate a suitable accountant with at least ten years’ experience form a chartered accounting firm of international repute to determine the Unresolved Disputed Matters. If a person is nominated by the Resolution Institute, Woodside and the Seller agree to do all things reasonably necessary to effect that nomination as soon as reasonably practicable. The person agreed or nominated under this section 2.5(b) of this Schedule 6 will be the ‘Expert’ for the purposes of this Schedule 6.

(c)

If either Party fails to cooperate (an Uncooperative Party) with the other Party to request the Resolution Institute to nominate a suitable accountant to determine the Unresolved Disputed Matters in accordance with section 2.5(b) of this Schedule 6 within 10 Business Days of Woodside and the Seller failing to agree on who the independent person referred to in section 2.5(b) of this Schedule 6 will be, then the other Party is hereby irrevocably appointed as attorney for the Uncooperative Party to:

(1)	request the Resolution Institute to nominate a suitable accountant to determine the Unresolved Disputed Matters; and

(2)	instruct the Expert in accordance with section 2.5(d) of this Schedule 6,

(provided they do so both as principal and as attorney for the Uncooperative Party and that the terms of the request and the instructions do not require any prejudicially different treatment of the Seller and Woodside).

(d)

The Seller and Woodside must instruct the Expert to decide within the shortest practicable time the Unresolved Disputed Matters only and the impact on the Locked Box Payment Statement and the Adjustment Amount by applying the principles set out or referred to in this Schedule 6 in accordance with this Schedule 6 and to deliver to the Seller and Woodside a report (Expert’s Report), that contains a copy of the amended Locked Box Payment Statement (if any) and that states, on the basis of the Expert’s decision, its opinion as to:

(1)	the Unresolved Disputed Matters including the reasons for the Expert’s decision;

(2)	the impact on the Adjustment Amount and the Locked Box Payment Statement; and

(3)	the allocation of the Expert’s costs in accordance with section 2.7 of this Schedule 6.

(e)

Woodside and the Seller must each provide and must ensure that Woodside’s accountants and the Seller’s accountants respectively provide, as soon as practicable, all information and assistance the Expert reasonably requests for the purpose of the Expert’s Report.

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(f)	Except to the extent Woodside and the Seller agree otherwise, the Expert will determine their own procedures, but:

(1)	apart from procedural matters and as otherwise set out in this agreement, they will determine only:

(A)	whether any of the arguments for an alteration to the draft Locked Box Payment Statement put forward in respect of Unresolved Disputed Matters is correct in whole or in part; and

(B)	if so, what alterations (if any) should be made to the draft Locked Box Payment Statement and the Adjustment Amount;

(2)	they must apply Part 1 of this Schedule 6;

(1)	the procedure of the Expert will:

(A)	give Woodside and the Seller a reasonable opportunity to make oral submissions and submissions in writing; and

(B)	require that each of Woodside and the Seller’s representative supplies the other with a copy of any representations in writing at the same time as they are made;

(3)

the Expert will review the documents submitted by the Seller and Woodside and have the opportunity to ask specific written questions of, or request specific historical documents from, either party to clarify its understanding of the submissions;

(4)	in relation to questions asked of one party, the other party must be given the opportunity to provide a written response to the written response submitted by the first party to the Expert;

(5)

copies of any submission, response or document submitted to or by the Expert by or to a party as contemplated in this section 2.5 of this Schedule 6 will be submitted by the party or the Expert to the other party simultaneously or as soon as received, as the case may be; and

(6)	if any non-written communication with the Expert is proposed, the relevant party must:

(A)	give the other party not less than 2 Business Days’ notice of the proposed communication; and

(B)	provide the other party and its representatives and advisers with the opportunity to be present at any meetings or be part of any discussions, as the case may be.

2.6	Conclusiveness of Expert’s report

(a)	The Expert will act as an expert, not as an arbitrator, in determining the dispute.

(b)	The Expert’s determination in relation to the Unresolved Disputed Matters and the Adjustment Amount and the allocation of its costs must be made as soon as possible.

(c)

The Expert’s determination of any value must be in the range for such items disputed by the parties. To the extent the Expert’s Report assigns a value outside this range, the value of such items as proposed in the process under this Schedule 6 by either the Seller or Woodside that is closer to the Expert’s Report shall be used.

(d)	The Expert’s decision is final, conclusive and binding (except in the case of manifest error).

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2.7	Costs

The cost of the Expert (if appointed) must be shared equally and paid by Woodside (as to 50%) and the Seller (and not the Target Group) (as to 50%), unless the Expert determines otherwise.

2.8	Access to information

(a)	The Seller must:

(1)

permit representatives of Woodside’s accountants to have access to and take extracts from the books, correspondence, accounts or other Business Records relating to the Target Group Members for the period before Completion in the Seller possession or control as Woodside’s accountants reasonably request in relation to the preparation of, and agreement to, the draft and final (as applicable) Locked Box Payment Statement; and

(2)

provide or ensure the provision of all information and assistance that may reasonably be requested by Woodside’s accountants in relation to the preparation of, and agreement to, the draft and final (as applicable) Locked Box Payment Statement.

(b)	Woodside must, and must ensure that the Target Group Members:

(1)

permit representatives of the Seller and the Seller’s accountants to have access to and take extracts from the books, correspondence, accounts or other records relating to the Target Group Members in Woodside’s or Target Group Members’ possession or control as the Seller and the Seller’s accountants reasonably request in relation to the review of, and agreement to, the draft and final (as applicable) Locked Box Payment Statement; and

(2)

provide or ensure the provision of all information and assistance that may reasonably be requested by the Seller and the Seller’s accountants in relation to the review of, and agreement to, the draft and final (as applicable) Locked Box Payment Statement.

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Schedule 7

Cost allocations

The Parties agree that the following categories of costs incurred in connection with the Transactions will be allocated in accordance with the following principles. If the application of these principles produces any inconsistency with express and specific cost allocations (rather than principles) in the ITSA, the ITSA shall take precedence.

(a)	(Personnel costs):

(1)

All costs related to the Target Group’s personnel (including bonuses, retention and redundancy costs) prior to Completion are to be borne by the Target Group (and not the Seller or the Other Seller Entities).

(2)

All costs related to personnel employed by Other Seller Entities that provide support services to the Target Group will be charged in accordance with section 1.1(b)(1) of Schedule 6 until Completion and in accordance with the terms of the ITSA after Completion.

(b)

(Separation costs): All costs associated with separating the Target Group from the Seller Group systems, processes and arrangements (excluding personnel costs incurred by the Target Group) are to be borne by the Seller. These costs are not to be recharged by the Seller to the Target Group. For the avoidance of doubt, the costs of activities to be undertaken pursuant to Schedule 5 of the ITSA will be allocated between the Parties as specified in the ITSA.

(c)

(Integration costs): All costs associated with preparing for and implementing the integration of the Target Group into the Woodside Group (and its systems, processes and arrangements) will be borne by the Woodside Group or Target Group. The Locked Box Payment is to be reduced to the extent of any amount related to integration services provided by or integration costs incurred by Other Seller Entities in accordance with the Integration Plan, which the Seller has paid or is liable for and has not been reimbursed by the Woodside Group or Target Group at Completion. The integration costs referred to in this section (c) will only be incurred to the extent the activities have been approved in the Integration Plan and the costs provided for in the Integration Budget.

(d)

(Change of control costs): All out-of-pocket amounts payable to third parties that arise as a result of the change of control that occurs on Completion (except to the Seller’s professional advisers engaged for the purposes of negotiating and implementing the Transaction) must be borne by the Woodside Group or Target Group (without recourse to the Seller). For amounts payable under the seismic licences, the parties will each use their reasonable endeavours to mitigate the costs arising in connection with the licences.

The Locked Box Payment is to be reduced to the extent of any amount on account of change of control costs which the Seller has paid or is liable for (or is otherwise to the Seller’s account) and has not been reimbursed by the Woodside Group or Target Group at Completion.

(e)

(Seller’s adviser costs): All costs and expenses to be paid to advisers in respect of advising the Seller Group on the Transaction (other than to the extent they are integration costs or change of control costs, as characterised above), must be borne by the Seller.

(f)

(Restructure costs): Any direct costs incurred as a result of, or to give effect to, the Restructure must be borne by the Seller. For the avoidance of doubt, this does not include the use of any Tax Losses or Tax Attributes as part of the Restructure.

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Schedule 8

Permitted Tax

1	Agreed principles and definitions

1.1	Agreed principles

(a)

The Permitted Tax regime is underpinned by the following principles as outlined in this clause 1.1. The parties agree that in the event that the treatment of a particular item is not covered by clause 2 to 6 of this Schedule, or is considered by one party to give rise to an outcome that is inconsistent with these principles, the parties will promptly consult in good faith to agree the outcome.

(b)

The Permitted Tax mechanism ensures that the Buyer’s Locked Box Payment is adjusted (either upwards or downwards) to reflect the Target Group’s share of Taxes that are paid, or are payable, in respect of the period between Effective Time and Completion (the Permitted Tax period).

(c)

As the Buyer is entitled to the Pre-Tax Net Cash Flow generated by the Target Group between the Effective Time and Completion and other amounts as determined under clause 1.2 of Schedule 6 (as adjusted for certain items), the Buyer should bear the economic cost of paying any Tax associated with amounts included in that cash flow – being an income tax or similar tax such as the PPRT.

(d)

Conversely, for a Tax that relates to an amount that the Buyer does not become entitled to as a Locked Box Payment, the Seller should bear the economic cost of paying any income tax (or similar taxes) associated with that amount.

(e)

Where a Tax has already been taken into account in determining the Pre-Tax Cash Net Flow as an expense, such as payroll tax or sales tax (an Expense Tax), no adjustment is made to the Locked Box Payment.

(f)

The concept of a Permitted Tax is not intended to alter the basis upon which the Tax is calculated according to Tax Law. Rather, the mechanism provides an appropriate allocation mechanism to determine whether the Buyer or the Seller bears the economic liability to pay the Tax.

(g)

Determining the quantum of Tax, for the purpose of then determining Permitted Tax, will be done in a manner which is materially consistent with the past practice of the Seller, except as required by a Tax Law or, after the Effective Time, a change in interpretation of a Governmental Agency.

(h)	There are two types of Permitted Taxes:

(1)

Consolidated Tax: A Consolidated Tax ensures that where the Seller or one or more Other Seller Entities is, or will be, liable for a Tax that relates to activities undertaken by a Target Group Member in the Permitted Tax period due to a tax consolidation regime the Seller is compensated for that liability.

This will apply in respect of the Seller’s Consolidated Group only.

The mechanism for calculating Consolidated Tax is set out in section 5, and is a notional tax calculation to determine the Target Group’s share of Taxes that are required to be paid by the Seller Group.

(2)	Target Entity only Taxes: These are Taxes which are liable to be paid by a Target Group Member (whether under a tax consolidation regime or otherwise where all members of the

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consolidation or grouping regime are Target Group Members) and not by an Other Seller Entity under a tax consolidation or tax grouping regime.

A Target Group Member that is a member of the Seller’s Consolidated Group can also have a Target Entity only Tax (ie PRRT).

US Group IV will be subject to the Target Entity only Taxes regime and not the Consolidated Group regime.

(i)	Determining whether the Buyer or the Seller will be bear the economic cost of a Tax will be determined as follows:

(1)	The economic cost of a Consolidated Tax will be determined through the notional taxable income calculation (see sections 3 and 5 below).

(2)	For a Target Entity only Tax (see section 4.1) that relates to:

(A)	a period commencing after the Effective Time (ie a Permitted Tax period), that Tax will be wholly for the account of the Buyer (a Buyer Target Entity only Tax);

(B)	a period that ends on or before the Effective Time, that Tax will be wholly for the account of the Seller (a Seller Target Entity only Tax); and

(C)

a period that commenced prior to the Effective Time, but ends after the Effective Time (a Straddle Permitted Tax period), the Target Entity only Tax will be allocated on a pro-rata basis by reference to the number of days in the relevant period.

(j)	The Permitted Tax mechanism will apply to Tax Losses and Tax Attributes that were in existence as at the Effective Time as follows:

(1)

In quantifying Permitted Tax, a Target Group Member can utilise any Tax Loss or Tax Attribute that would otherwise remain with the Target Group after Completion. For example, if a Tax Loss would be able to be utilised by a Target Group Member after Completion (and not by the Seller Group) then that Tax Loss can be utilised by the Target Group Member to reduce or eliminate the Permitted Tax.

(2)

If a Tax Loss or Tax Attribute would otherwise remain with the Seller Group after Completion, then the Target Group Member cannot utilise that Tax Loss or Tax Attribute. For example, if a Tax Loss would be able to be utilised by the Seller’s Consolidated Group (and not a Target Group Member) after Completion, then it cannot be utilised by a Target Group Member in determining the Permitted Tax.

(3)	For Consolidated Taxes:

(A)	the Buyer can utilise a Tax Loss or Tax Attribute that arises in, and as a result of activities of, a Target Group Member in the Permitted Tax period to reduce or eliminate its Permitted Tax; and

(B)	the Seller will compensate the Buyer for any overall notional tax loss that arises in the Permitted Tax period that remains with the Seller Group after Completion (see section 6 of this Schedule).

(4)

The Permitted Tax mechanism does not compensate the Buyer for any loss of Tax Losses or Tax Attributes associated with the Restructure or Unification. Therefore, any cash settlement payments from an Other Seller Entity to a Target Group Member within US Group IV for the

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use of Tax Losses or Tax Attributes associated with the Restructure or the Unification pursuant to an applicable tax sharing agreement shall result in an increase in the amount of Permitted Taxes via the Locked Box Tax Adjustment.

(k)	For a Target Entity only Tax, if a Buyer utilises a Tax Attribute that:

(1)	arises after the Effective Time in respect of which the Seller or one or more Other Seller Entities is bearing the economic cost of the thing that gives rise to the Tax Attribute; and

(2)	otherwise reduces the quantum of the Permitted Tax,

then the Buyer shall compensate the Seller for use of that Tax Attribute (Locked Box Tax adjustments) (see section 6). This concept will also apply such that if the Seller benefits from a Tax Attribute that the Buyer is bearing the economic cost of, the Seller will compensate the Buyer for that Tax Attribute (except if the use of that Tax Attribute is associated with the Restructure).

(l)

Permitted Tax will not apply to government production entitlements paid in kind (i.e. Trinidad PSC payments) or any Tax that is indemnified by the government where any gross-up associated with those payments in kind are not included in the quantification of the Pre-Tax Net Cash Flow.

1.2	Definitions

In addition to the definitions in clause 1.1, the following definitions apply to this Schedule:

Buyer Target Entity only Tax	A Target Entity only Tax that is for the account of the Buyer, pursuant to clause 4.1(f) of this Schedule.

Expense Taxes	Taxes that are treated as expense in the profit before tax calculation, including royalties, excide, payroll tax, fringe benefits tax, property taxes.

Locked Box Tax adjustments	The amount calculated under clause 6 of this Schedule.

Permitted Tax period	the period from Effective Time to Completion.

Seller Target Entity only Tax	A Target Entity only Tax that is for the account of the Seller, pursuant to clause 4.1(d) of this Schedule.

Straddle Permitted Tax period	A period that commenced prior to the Effective Time, but ends after the Effective Time.

Target Entity only Tax	A Target Entity only Tax is one which is liable to be paid by a Target Group Member and not by a non-Target Group Member under a tax consolidation or tax grouping regime.

Target Entity only Return	Tax returns, forms or statements of the relevant Target Group Member as lodged with a Governmental Agency in respect of the payment of a Target Entity only Tax or prepared to quantify the amount of the Target Entity only Tax.

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2	Calculating Permitted Tax

(a)

The quantum of Permitted Tax will reduce the cash payment required to be paid by the Seller to the Buyer (or increase the amount required to be paid by the Buyer to the Seller) under clause 1.2(b) of Schedule 6.

(b)	The quantum of the Permitted Tax is the sum of the following items (expressed in US dollars):

(1)	the Buyer Target Entity only Taxes; plus

(2)	the Buyer’s share of Consolidated Taxes (which can be a positive or a negative amount); less

(3)	the Seller Target Entity only Taxes that are notified to the Buyer in the Completion Notice or the Locked Box Payment Statement; plus

(4)	the Locked Box Tax adjustment (which can be a positive or negative amount).

(c)	Any payment of a clear exit under the Tax Sharing Agreement is not a Permitted Tax.

(d)	The Seller will have the sole conduct and control of the preparation of the Permitted Tax calculation:

(1)

the Seller’s good faith estimate of the Permitted Tax will be included in the Completion Notice referred to in clause 3.6 which will be provided 7 Business Days prior to Completion which will include workings as to how the Permitted Tax has been calculated; and

(2)

the Seller’s final determination of the Permitted Tax will be included in the Locked Box Final Statement to be provided 90 Business Days after Completion pursuant to clause 2 of Schedule 6 together with any supporting working papers the Seller considers to be reasonable acting in good faith.

3	Determining notional taxable income

(a)	The Seller will prepare a notional taxable income calculation for each Target Group Member in respect of the Permitted Tax period as required.

(b)

Where the Permitted Tax period straddles the end of the period for which a Target Group Member is required to determine a Tax liability, then notional taxable income calculations will be determined as follows:

(1)	A notional taxable income calculation will be calculated from the Effective Time to the end of the relevant period (period 1).

(2)	A separate notional taxable income calculation will then be calculated from immediately after the end of period 1 to Completion, or the end of the next relevant period.

(c)	The notional taxable income calculation will be determined using the following principles:

(1)	Start with the accounting “profit before tax” amount that is used in the determining the Pre-Tax Net Cash Flow (PBT accounting number).

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(2)	Consistent with the Seller Group’s past practice in undertaking its tax calculations, adjustments will be made to the PBT accounting number, including:

Item	Detail

Depreciation, depletion and amortization (DDA)	Accounting DD&A is reversed and the applicable tax DD&A amounts are deducted. For the avoidance of doubt, this captures all fixed asset related items including intangible drilling costs.

Employee entitlement related adjustments	Accounting accruals for employee entitlements are reversed and deducted in accordance with the applicable Tax Laws.

Restoration and rehabilitation (R&R) costs	Accounting accruals for R&R liabilities are reversed and deducted in accordance with the applicable Tax Laws.

Other provisions and book accruals	Accounting accruals or provisions are reversed and deducted in accordance with Tax Laws.

Foreign tax inclusions	Adjust PBT accounting number to include any foreign income tax inclusions not otherwise included in PBT accounting number.

Disallowed deduction	Adjust PBT accounting number to exclude any book expenses that are disallowed under a Tax Law.

Partnership income	Adjust PBT accounting number to reflect any timing differences associated with any tax partnerships within the Target Group Entities.

Other adjustments	Other book-to- tax adjustments may be included to the extent that they are identified in the ordinary course and consistent with past practice of BHP.

(3)	An adjustment will also be made in relation to the following items in determining notional taxable income:

(A)	Interest received, paid or accrued is excluded on the basis that these amounts are also excluded in calculating the Pre-Tax Net Cash.

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(B)	Costs associated with separation and the Seller’s advisors costs that are allocated to the Seller under Schedule 7 are excluded.

(C)	Any cash consideration received from any disposal of Target Group fixed assets that is for the account of the Buyer under clause 1.2(d) of Schedule 6 is included.

(D)	Any Pre-Tax Net Cash Flows relating to the Ongoing Divestment Asset generated between Effective Time and Completion are excluded.

(E)	Any other adjustments that are considered necessary and appropriate to reflect the Permitted Tax principles referred to in clause 1.1 of this Schedule.

4	Target Entity only Taxes

4.1	Quantifying Target Entity only Taxes

(a)

The Target Entity only Taxes will be based on the Tax returns, forms, statements or calculations of the relevant Target Group Member as lodged with a Governmental Agency or prepared to quantify the amount of the Target Entity only Tax (being a Target Entity only Return).

(b)

The Seller will have the sole conduct and control of the preparation and filing of all Target Entity only Returns that are lodged prior to Completion, which, having regard to the Seller’s obligations in clause 5.4(f), will be prepared in a manner which is materially consistent with the past practice of the Seller, except as required by a Tax Law or, after the Effective Time, there is a change in interpretation of a Governmental Agency.

(c)	A Seller Target Entity only Tax includes:

(1)	a Target Entity only Tax that relates to a period that ends on or before the Effective Time as determined under clause 4.1(d) of this Schedule; and

(2)	the Seller’s share of a Target Entity only Tax that relates to a Straddle Permitted Tax Period as determined under clause 4.1(g) of this Schedule.

(d)	A Seller Target Entity only Tax will be accounted for as follows in quantifying Permitted Tax:

(1)

Where a Seller Target Entity only Tax is paid by a Target Group Member prior to Completion, it is not included in the Permitted Tax calculation. This is because the Buyer is entitled to the Pre-Tax Net Cash Flow generated by a Target Group Member.

(2)

A Seller Target Entity only Tax that become payable within 6 months of Completion and is notified by the Seller to the Buyer in the Completion Notice or the Locked Box Payment Statement is included in the Permitted Tax calculation as a reduction (see 2(b)(3) of this Schedule).

(3)	Any further Seller Target Entity only Tax that is not covered by clause 4.1(d)(2) of this Schedule is covered by the Tax Indemnity and is not included in the Permitted Tax calculation.

(e)	A Buyer Target Entity only Tax includes:

(1)	a Target Entity only Tax that relates to a Permitted Tax period as determined under clause 4.1(f) of this Schedule; and

(2)	the Buyer’s share of a Target Entity only Tax that relates to a Straddle Permitted Tax Period as determined under clause 4.1(g) of this Schedule.

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(f)	A Buyer Target Entity only Tax will be accounted for as follows in quantifying Permitted Tax:

(1)	Where the Buyer Target Entity only Tax is paid prior to Completion pursuant to a Target Entity only Return, then it will be a Permitted Tax.

(2)

If a Target Entity only Return relates to both a Target Entity and an Other Seller Entity, the Tax paid will only be Buyer Target Entity only Tax to the extent that it relates to a Target Entity (and the balance will be a Seller Target Entity only Tax).

(3)	No adjustment is made to the quantum of a Buyer Entity only Tax where, after Completion, a Tax Demand arises in respect of a Target Entity only Return.

(4)	Where the Buyer Target Entity only Tax is not paid as at Completion, it is not included in the Permitted Tax calculation.

(g)	In respect of a Straddle Permitted Tax period, the Target Entity only Tax will be allocated as follows for each Target Entity only Tax paid pursuant to a Target Entity only Return in that period:

(1)

For the Seller, the amount of the relevant Tax multiplied by a fraction the numerator of which is the number of calendar days in the Straddle Permitted Tax period prior to the Effective Time and the denominator of which is the number of calendar days in the entire Straddle Permitted Tax Period.

(2)

For the Buyer, the amount of the relevant Tax multiplied by a fraction the numerator of which is the number of calendar days in the Straddle Permitted Tax period on and from the Effective Time and the denominator of which is the number of calendar days in the entire Straddle Permitted Tax period.

(h)	In addition:

(1)

where a Target Group Member incurs closing-down expenditure (as defined in section 39 of the Petroleum Resource Rent Tax Assessment Act 1987 (Cth)) after the Effective Time (being an amount included in the Pre Tax Net Cash Flow amount), any closing-down refund will be for the account of the Buyer, net of any associated income tax liability; and

(2)	a Consolidated Tax is not a Target Entity only Tax.

4.2	Woodside review rights

(a)	The review rights and dispute mechanism in relation to a Target Entity only Return will be governed by this clause 4.2 and not by clause 2.5 of Schedule 6.

(b)	For each Target Entity only Return that has been, or is required to be, lodged prior to Completion (a Pre-Completion Target Entity only Return):

(1)

The Seller must deliver each Pre-Completion Target Entity only Return to the Buyer as soon as it is available after having been lodged with a Governmental Agency for the Buyer’s review and comment. If the Buyer objects to any items set forth in the Pre-Completion Target Entity only Return it must notify the Seller of the objection as soon as it is aware of the objection.

(2)

The Seller will file each Pre-Completion Target Entity only Return by the due date for filing. The Seller must procure that an amended return, which reflects the resolution or the disputed items (either as resolved by agreement or by the expert), is filed immediately after the disputed items are resolved (the amended Target Entity only return).

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(c)

If the Buyer notifies the Seller of an objection to a Pre Completion Target Entity only Return the parties must attempt in good faith to resolve the dispute. If the parties cannot resolve any such dispute within 10 Business Days of the objection being notified, then:

(1)

the parties must appoint an expert agreed to by the parties, or, if they cannot agree on an expert within a further 5 Business Days, the parties must request the President of the Tax Institute (in respect of an Australian Tax) or a nationally recognised independent accounting firm in respect of a non-Australian Tax to appoint an expert, to determine the proper amounts for the items remaining in dispute;

(2)	the expert’s determination is, in the absence of manifest error, final and binding on the parties and a party must not commence court proceedings or arbitration in relation to the dispute; and

(3)

the expert’s costs and expenses in connection with the dispute resolution proceedings will be borne by the parties in a manner determined by the expert (and either party may request that determination) and in the absence of such a determination will be borne by the Seller and the Buyer equally

(d)

Where an amended Target Entity only return is lodged that would result in a refund or reduction in Tax, the Buyer Target Entity only Tax as determined under clause 4.1(f)(1) of this Schedule will only be reduced if the Target Group Member receives the refund in Immediately Available Funds prior to Completion.

(e)

The provisions of clause 17.4, and not this clause 4.2 of this Schedule will apply to a Target Entity only Return that has not been lodged by the Completion Date. For the avoidance of doubt, an Expense Tax is not covered by this clause 4.2.

5	Consolidated Tax

5.1	Quantifying a Consolidated Tax

(a)	This section applies in respect of the Seller Consolidated Group.

(b)	Where a Target Group Member is a member of the Seller Consolidated Group:

(1)	The Seller Group is responsible for paying all Consolidated Taxes up to Completion, including prior to the Effective Time.

(2)

The Buyer is required to make a payment on account of any type of Tax that is, or will be, payable by the Seller Group in respect of the Seller’s Consolidated Group in respect of, or as a result of, the activities undertaken by a Target Group Member.

(c)	The quantum of the Consolidated Tax will be determined as follows for the Seller Consolidated Group:

(1)

a notional taxable income calculation will be prepared for each of the Target Group Members that are a member of the Seller Consolidated Group, based on the additional assumptions outlined below in paragraph 5.1(e) of this Schedule, which can be a positive amount or a negative amount;

(2)

the total notional tax income for each relevant Target Group Member undertaken under clause of this Schedule will be added together (the notional Target Group taxable income), such that a Target Group Member’s negative Target Entity notional taxable income will reduce the total notional Target Group taxable income;

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(3)

where the notional Target Group taxable income is a positive amount, it will be multiplied by the applicable statutory tax rate that applies to the Seller Consolidated Group, and then adjusted for any Tax Attribute that the Target Group is entitled to use in accordance with 1.1(j)(3) of this Schedule and will be the Consolidated Tax that is taken into account in quantifying the Permitted Tax;

(4)

where the notional Target Group taxable income is a negative amount, it will be multiplied by the applicable statutory tax rate that applies to the relevant Seller Consolidated Group and the result will increase the Locked Box Payment where the Tax Loss or Tax Attribute will remain with the Seller Consolidated Group post Completion; and

(5)

there will be a calculation for each relevant tax period that applies to the Seller Consolidated Group. For example, if Completion occurs on 1 August then there will be two tax calculations in relation to the Seller’s Consolidated Group Target Group Members to determine the Permitted Tax: Effective Time to 30 June 2022, and 1 July 2022 to 1 August 2022.

(d)

The Seller will have the sole conduct and control of the preparation of the calculation of the Consolidated Tax, which, having regard to the Seller’s obligations in clause 5.4(f), will be prepared in a manner which is materially consistent with the past practice of the Seller, except as required by a Tax Law or interpretation of a Governmental Agency.

(e)	The notional taxable income for the purpose of calculating the Consolidated Tax will be determined based on the following additional assumptions:

(1)	the entity is a stand-alone entity and not a member of a Seller Consolidated Group;

(2)	where income, deductions or tax offsets are to be forecast for the pre-Completion calculations, those forecasts must be applied on a systematic and rational basis;

(3)

dividends and other distributions paid by a member of the Seller Consolidated Group to another member of that group are not to be included in the notional assessable income of the recipient/not to be treated as an allowable deduction of the payer;

(4)

the Target Group Member is not entitled to the benefit of any Tax Loss or Tax Attribute of a Seller Consolidated Group as at the Effective Time, unless the Tax Loss or Tax Attribute will remain with a Target Group Member post Completion;

(5)

where income, including amounts attributed under controlled foreign company rules or partnership arrangements, deductions or tax offsets are referrable to all or part of a tax period, that income or those deductions or tax offsets are to be apportioned on a reasonable time basis to the period during which the entity was a member of the Seller Consolidated Group;

(6)	provisions such as the value shifting provisions and the commercial debt forgiveness provisions do not apply in respect of transactions between members of the Seller Consolidated Group;

(7)

all elections and choices made for tax purposes by the Seller Consolidated Group are, to the extent they are relevant to a Target Group Member, regarded as having been made by the Target Group Member. The Buyer must consent to any new elections made between Effective Time and Completion that affect any Target Group Member (such consent not to be unreasonably withheld) applying for the purpose of undertaking the notional tax calculations only;

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(8)

any income or gain derived or deduction or loss incurred as a result of transaction that occurs wholly between members of the Seller Tax Group will be taken into account, but only if that income or expense is not excluded from the Pre-Tax Net Cash Flow (such as interest income or expenses) or adjusted in the Locked Box Payment (such as income from the disposal of fixed assets), unless the Seller and the Buyer determines that a particular amount of income, gain, deduction or loss from such a transaction should not be taken into account;

(9)	the tax basis, and depreciation effective life where relevant, for each asset held by a Target Group Member is the same as that for the Seller Consolidated Group;

(10)	the character and timing of the derivation of income and incurrence of deductions for a Target Group Member is the same as for the Seller Consolidated Group;

(11)

provisions of a Tax Law that apply on a group basis (for example, the thin capitalisation provisions) are to be applied on a systematic and rational basis taking into account that the member is part of the Seller Consolidated Group;

(12)	any income, gain, deduction or loss that arises due to the Restructure is disregarded in determining the notional taxable income;

(13)	an amount received under a tax funding agreement (or any similar arrangement) is disregarded; and

(14)	any other adjustments are necessary and appropriate to reflect the Permitted Tax principles referred to in clause 1 of this Schedule.

5.2	Woodside review rights

(a)	The Seller will provide the Buyer with:

(1)	a draft calculation of the Consolidated Tax calculation at the time the Completion Notice is provided to the Buyer; and

(2)	a final calculation when the Locked Box Payment Statement is provided to the Buyer.

(b)	If the Buyer objects to any items set forth in the Consolidated Tax Return calculation, then the dispute mechanism in clause 2.5 of Schedule 6 will apply, with the following modifications:

(1)	the Expert will be an Australian income tax expert from a chartered accounting firm of international repute;

(2)	the Expert will accept any position adopted by the Seller that is materially consistent with the past practice of the Seller; and

(3)	no tax return or information associated with the Seller Consolidated Group in respect of an entity that is not a Target Group Member will be provided to the Buyer.

6	Locked Box Tax adjustments

(a)

The Seller will have the sole conduct and control of the preparation of the Locked Box Tax adjustment, which will be provided in draft and in final to the Buyer in accordance with clause 2(d) of this Schedule.

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(b)	The Locked Box Tax adjustments will be determined as follows:

(1)	The Buyer Target Entity only Taxes are re-calculated on the basis of the following adjustments (notional Target Entity only Taxes):

(A)

Interest received, paid or accrued is excluded in calculating the notional Target Entity only Taxes (as income or expenses, as appropriate). This is on the basis that these amounts are also excluded in calculating the Pre-Tax Net Cash.

(B)

Costs associated with separation and the Seller’s adviser costs that are allocated to the Seller under Schedule 7 (that have otherwise been taken into account in quantifying a Target Entity only Tax) are excluded as an expense in calculating the notional Target Entity only Taxes.

(C)

Any Pre-Tax Net Cash Flows (that have otherwise been taken into account in quantifying a Target Entity only Tax) relating to the Ongoing Divestment Asset generated between Effective Time and Completion are excluded in calculating the notional Target Entity only Taxes.

(D)

Adjustments as required to give effect to the principle that the Permitted Tax mechanism does not compensate the Buyer Group for any loss of Tax Losses or Tax Attributes associated with the Restructure or Unification.

(E)

Any cash consideration received from any disposal of Target Group fixed assets that is for the account of the Buyer under clause 1.2(d) of Schedule 6 is included in calculating the notional Target Entity only Taxes.

(F)

Any Tax Loss or Tax Attribute that was in existence as at the Effective Time that would otherwise remain with the Seller or one or more Seller Entities and is used by the Buyer to reduce the Permitted Tax is excluded in calculating the notional Target Entity only Taxes.

(G)	Any Tax Loss or Tax Attribute that is generated by an entity on or after the Effective Time that is not a Target Group Member is excluded in calculating the notional Target Entity only Taxes.

(H)	Any other adjustments that the Seller considers are necessary and appropriate to reflect the Permitted Tax principles referred to in clause 1 of this Schedule.

(2)

By way of example, if an interest expense is to be excluded as a result of clause 6(b)(1)(A) of this Schedule, then that expense is then excluded as a possible deduction in quantifying the notional Target Entity only Taxes.

(3)

Any Tax that has been, or will be prior to Completion, paid by a Seller Group Member in respect of an amount received by the Target Group from a Woodside Group Member, on account of the payment due on a final investment decision being taken in respect of Scarborough pursuant to the Sale and Purchase Agreement between BHP Billiton Petroleum (North West Shelf) Pty Ltd and the Buyer dated 2 September 2016, will be added to the notional Target Entity only Taxes for the purpose of calculating the Locked Box Tax adjustment.

(4)	If the notional Target Entity only Taxes is greater than the Buyer Target Entity only Taxes, then the difference will be a positive Locked Box Tax adjustment that increases the Permitted Tax.

A-240

(5)	If the notional Target Entity only Taxes is less than the Buyer Target Entity only Taxes, then the difference will be a negative Locked Box Tax adjustment that reduces the Permitted Tax.

(6)	If the notional Target Entity only Taxes is the same as the Buyer Target Entity only Taxes, then Locked Box Tax adjustment is nil and no adjustment is made to the Permitted Tax.

(c)	If the Buyer objects to any items set forth in the Locked Box Tax adjustment calculation, then the dispute mechanism in clause 2.5 of Schedule 6 will apply, with the following modifications:

(1)	the Expert will be a tax expert from a chartered accounting firm of international repute;

(2)	the Expert will accept any position adopted by the Seller that is materially consistent with the past practice of the Seller; and

(3)	no tax return or information associated with the Seller Consolidated Group in respect of an entity that is not a Target Group Member will be provided to the Buyer.

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Schedule 9

Timetable

Event	Date

Woodside publishes Woodside EM and NoM for Woodside Shareholder vote in respect of the Transaction.	21 March 2022

Woodside Shareholder vote in respect of the Transaction.	21 April 2022

Completion of the Transaction.	29 April 2022

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Signing page

Executedas an agreement

Seller

Signed by
BHP Group Limited
by

sign here ▶	/s/ Stefanie Wilkinson	sign here ▶	/s/ Mike Henry
	Company Secretary		Director

print name	Stefanie Wilkinson	print name	Mike Henry

Woodside

Signed by
Woodside Petroleum Ltd
by

sign here ▶	/s/ Warren Martin Baillie	sign here ▶	/s/ Marguerite Eileen O’Neill
	Company Secretary		Director

print name	Warren Martin Baillie	print name	Marguerite Eileen O’Neill

A-243

PROSPECTUS FOR UP TO                  WOODSIDE SHARES UNDERLYING

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Australian law. Australian law provides that a company or a related body corporate of the company may provide for indemnification of a person as an officer or auditor of the company, except to the extent of any of the following liabilities incurred as an officer or auditor of the company:

•	a liability owed to the company or a related body corporate of the company;

•	a liability for a pecuniary penalty order made under Section 1317G or a compensation order under Section 961M, 1317H, 1317HA, 1317HB, 1317HC or 1317HE of the Corporations Act; or

•	a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith.

Australian law provides that a company or related body corporate of the company must not indemnify a person against legal costs incurred in defending an action for a liability incurred as an officer or auditor of the company if the costs are incurred:

•	in defending or resisting proceedings in which the officer or director is found to have a liability for which they cannot be indemnified as set out above;

•	in defending or resisting criminal proceedings in which the person is found guilty;

•

in defending or resisting proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except costs incurred in responding to actions taken by the ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

•	in connection with proceedings for relief to the officer or a director under the Corporations Act, in which the court denies the relief.

Woodside Constitution. To the extent permitted by and subject to the Corporations Act, the Woodside Constitution provides that Woodside must, to the extent the person is not otherwise indemnified, indemnify every officer and employee of Woodside and its wholly owned subsidiaries, and may indemnify its auditor, against a liability incurred as a Woodside officer, employee or auditor to a person (other than Woodside or a related body corporate) including a liability incurred as a result of appointment or nomination by Woodside or a subsidiary as a trustee or as an officer of another corporation or body (including a statutory authority), unless the liability arises out of conduct involving a lack of good faith.

The Woodside Constitution provides, subject to the Corporations Act, that Woodside may enter into, and pay premiums on, an insurance policy in respect of any person where it is in the interests of the Company to do so. Woodside has paid premiums for a “directors and officers” insurance policy, which insures Directors, company secretaries and employees against certain liabilities (including legal costs) they may incur in carrying out their duties for Woodside.

SEC Position. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Woodside pursuant to the foregoing provisions, Woodside has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit Number	Description

2.1#**	Share Sale Agreement, dated 22 November 2021, by and between Woodside Petroleum Ltd. and BHP Group Ltd (attached as Annex A to the prospectus forming a part of this registration statement).

2.2#†**	Integration and Transition Services Agreement, dated 22 November 2021, by and between Woodside Petroleum Ltd. and BHP Group Ltd.

3.1**	Constitution of Woodside Petroleum Ltd.

4.1**	Amended and Restated Deposit Agreement, dated as of 11 February 2015, by and among Woodside Petroleum Ltd., Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of ADSs issued thereunder.

4.2*	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement by and among Woodside Petroleum Ltd., Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of ADSs issued thereunder.

4.3*	Form of American Depositary Receipt (included in Exhibit 4.2).

5.1	Form of Opinion of King & Wood Mallesons regarding the legality of securities being registered.

10.1**	Indenture, dated as of 3 November 2003, by and among Woodside Finance Limited, Woodside Petroleum Ltd., Woodside Energy Ltd. and the Bank of New York.

21.1**	List of subsidiaries of Woodside.

23.1*	Consent of Ernst & Young Global Limited with respect to Woodside Petroleum Ltd.

23.2*	Consent of Ernst & Young Global Limited with respect to BHP Petroleum International Pty Ltd.

23.3	Form of Consent of King & Wood Mallesons (included as part of Exhibit 5.1 hereto).

23.4*	Consent of KPMG Financial Advisory Services (Australia) Pty Ltd.

23.5*	Consent of Gaffney Cline & Associates Limited.

23.6*	Consent of Netherland, Sewell & Associates, Inc.

24.1*	Powers of Attorney (included on the signature page of this registration statement).

99.1	Reserve Report of Netherland, Sewell & Associates, Inc. as to reserves of Woodside Petroleum Ltd as of 31 December 2021.

99.2	Reserve Report of Netherland, Sewell & Associates, Inc. as to reserves of Woodside Petroleum Ltd as of 31 December 2020.

99.3	Reserve Report of Netherland, Sewell & Associates, Inc. as to reserves of Woodside Petroleum Ltd as of 31 December 2019.

99.4*	Report of KPMG Financial Advisory Services (Australia) Pty Ltd., dated as of , 2022, as to the fairness of the merger to Woodside shareholders.

*	To be filed by amendment.

**	Previously filed

#

Information in this exhibit identified by brackets is confidential and has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is not material and is the type of information that the Company customarily treats as private or confidential. An unredacted copy of this exhibit will be furnished to the SEC on a supplemental basis upon request.

†	Schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted schedules to the SEC upon request.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Provided, however, that financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post- effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of this form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Perth, State of Western Australia, Australia on                     2022.

Woodside Petroleum Ltd.

By:
Name:	Meg O’Neill
Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints                  and                 as the undersigned’s true and lawful attorney-in-fact and agent, with the powers of substitution and revocation, for the undersigned and in the undersigned’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in order to affect the same as fully, to all intents and purposes, as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following person in the capacities indicated on                  , 2022.

Name	Title	Date

	Chief Executive Officer	, 2022
Meg O’Neill	(Principal Executive Officer)

	Chief Financial Officer	, 2022
Graham Tiver	(Principal Financial Officer and Principal Accounting Officer)

	Non-Executive Director	, 2022
Richard Goyder, AO

	Non-Executive Director	, 2022
Larry Archibald

	Non-Executive Director	, 2022
Frank C. Cooper, AO

	Non-Executive Director	, 2022
Swee Chen Goh

	Non-Executive Director	, 2022
Christopher M. Haynes, OBE

Name	Title	Date

	Non-Executive Director	, 2022
Ian Macfarlane

	Non-Executive Director	, 2022
Ann Pickard

	Non-Executive Director	, 2022
Sarah Ryan

	Non-Executive Director	, 2022
Gene T. Tilbrook

	Non-Executive Director	, 2022
Ben Wyatt

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, Woodside Petroleum Ltd. has duly caused this registration statement to be signed by the following duly authorized representative in the United States on                  , 2022.

By:
Name:
Title: